Form 20-F
TAN RANGE EXPLORATION CORP
filed 2004-06-28
CIK 1173643

U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________

AMENDMENT NO. 1
FORM 20-F

_________________________

[X]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[   ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

[   ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSACTION PERIOD FROM ______________ TO ___________________.

Commission File Number

TAN RANGE EXPLORATION CORPORATION

(Exact name of Company as specified in its charter)

A CORPORATION FORMED UNDER THE LAWS OF ALBERTA, CANADA

(Jurisdiction of Incorporation or Organization)

93 Benton Hill Road

Sharon, Connecticut

06069  U.S.A.

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  NONE

The number of outstanding Common Shares as of  April 30, 2004 was 82,127,663.

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  [   ]Yes  [   ]No

Not applicable

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17  [X]

Item 18  [   ]

(Applicable only to issuers involved in bankruptcy proceedings during the past five years)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  NOT APPLICABLE

TABLE OF CONTENTS

Currency 1

Foreign Private Issuer Filings 1

Glossary of Technical Terms 2

Part I 6

Item 2. Offer Statistics and Expected Timetable 7

Item 3. Key Information 8
- A. Selected Financial Data 8
- B. Capitalization and Indebtedness 10
- C. Reasons for the Offer and Use of Proceeds 10
- D. Risk Factors 10

Item 4. Information on the Company 14
- A. History and Development of the Company 14
- B. Business Overview 18
  - Plan of Operations 18
  - Governmental Regulations 20
- C. Organization Structure 20
- D. Property, Plant and Equipment 21
  - Itetemia Property 21
  - Luhala Property 31
  - Lunguya Property 35
  - Tulawaka Project 39
  - Lake Victoria Goldfield Properties 39

Item 5. Operating and Financial Review and Prospects 46
- A. Operating Results 47
- B. Liquidity and Capital Resources 49
- C. Research and Development, Patents and License, etc. 51
- D. Trend Information 51
- E. Off Balance Sheet Arrangements 51
- F. Tabular Disclosure of Contractual Obligations 51

Item 6. Directors, Senior Management and Employees 51
- A. Directors and Senior Management 51
- B. Compensation 56
- C. Board Practices 57
- D. Employees 58
- E. Share Ownership 58

Item 7. Major Shareholders and Related Party Transactions 59
- A. Major Shareholders 59
- B. Related Party Transactions 60
- C. Interest of Experts and Counsel 61

ii

Cautionary Note to U.S. Investors Concerning Estimates of Measured
and Indicated Mineral Resources

The Company advises U.S. Investors that while the terms "measured mineral resources" and "indicated mineral resources" (see: "Glossary of Technical Terms - Canadian Terminology" herein) are recognized and required by Canadian securities regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into mineral reserves.

Currency

All references to dollar amounts are expressed in the lawful currency of Canada, unless otherwise specifically stated.

Foreign Private Issuer Filings

As a foreign private issuer registered under section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company will be subject to section 13 of the Exchange Act, and will be required to file Annual Reports on Form 20-F and Report of Foreign Private Issuer on Form 6-K with the Commission.  However, the Company will be exempt from the proxy rules under section 14 of the Exchange Act, and the short-swing profit rules under section 16 of the Exchange Act.

Glossary of Technical Terms

Ag	The elemental symbol for silver.
alteration	Usually referring to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.
andesite	Volcanic rock, low in quartz content, generally fine grained and moderately dark coloured.
anomalous	A value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.
anomaly	Any concentration of metal noticeably above or below the average background concentration.
assay	An analysis to determine the presence, absence or quantity of one or more components.
Au	The elemental symbol for gold.
background	Traces of elements found in sediments, soils, and plant material that are unrelated to any mineralization and which come from the weathering of the natural constituents of the rocks.
BLEG	Acronym for "bulk leach extractable gold" sampling.
chalcedony	Very fine crystalline quartz which may be massive or banded (agate).
chalcopyrite	Copper sulfide mineral.
Cretaceous	The geologic period extending from 135 million to 63 million years ago.
Cu	The elemental symbol for copper.
dyke	A tabular body of igneous rock that has been injected while molten into a fissure.
epidote	Calcium, aluminum, iron silicate mineral commonly occurring in hydrothermally altered carbonate-bearing rocks.
fault	A fracture in a rock where there has been displacement of the two sides.
Fe	The elemental symbol for iron.
fracture	Breaks in a rock, usually due to intensive folding or faulting.
gossan	Decomposed rock or vein material of reddish or rusty colour resulting from oxidized pyrites.
grab sample	A sample of selected rock chips collected at random from within a restricted area of interest.

grade

The concentration of each ore metal in a rock sample, usually given as weight percent.  Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t or gpt) or ounces per ton (oz/t).  The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

HLEM	Horizontal loop electromagnetic survey, a form of geophysical survey used in the exploration for minerals.
hectare or ha	An area totalling 10,000 square metres.
highly anomalous	An anomaly which is 50 to 100 times average background, i.e. it is statistically much greater in amplitude.
hydrothermal	Hot fluids, usually mainly water, in the earth's crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.
IP	Induced polarization survey, a form of geophysical survey used in the exploration for minerals.
intrusive	A rock mass formed below earth's surface from magma which has intruded into a pre-existing rock mass.
kilometres or km	Metric measurement of distance equal to 1,000 metres (or 0.6214 miles).
mill	A facility for processing ore to concentrate and recover valuable minerals.
mineral reserve	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
mineralization	Usually implies minerals of value occurring in rocks.
net smelter or NSR royalty	Payment of a percentage of net mining profits after deducting applicable smelter charges.
ore	A natural aggregated of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.
outcrop	An exposure of rock at the earth's surface.
overburden	A general term for any material covering or obscuring rocks from view.
Pb	The elemental symbol for lead.
porphyry	Rock type with mixed crystal sizes, i.e. containing larger crystals of one or more minerals.
ppm or parts per million	A unit of measurement which is 1000 times larger than parts per billion (i.e. ppb); 1 ppm is equivalent to 1000 ppb, and is also equivalent to 1 gram/tonne.
prefeasibility study and preliminary feasibility study

Each mean a comprehensive study of the viability of a mineral project that has advanced to a stage where mining method, in the case of underground mining, or the pit configuration, in the case of open pit mining, as been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors, and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

propylitic	A rock alteration assemblage comprising calcite, epidote, chlorite, pyrite and other minerals, found typically in the periphery of a hydrothermal system.
pyrrhotite	A bronze coloured mineral of metallic lustre that consists of ferrous sulfide and is attracted by a magnet.
pyrite	Iron sulfide mineral.
quartz	Silica or SiO2, a common constituent of veins, especially those containing gold and silver mineralization.
RAB	Rotary air blast drilling.
RC	Reverse circulation diamond drilling.
reef	A geological formation or mineral within defined boundaries separating it from the adjoining rocks.
Sb	The elemental symbol for antimony (stibium).
silicification	Replacement of the constituent of a rock by quartz.
test pits	Shallow holes dug at spots along the strike of any mineralization or, if it is disseminated, anywhere in the area where the shallow holes might reach mineralized bedrock.
ton	Imperial measurement of weight equivalent to 2,000 pounds (sometimes called a "short ton").
tonne	Metric measurement of weight equivalent to 1,000 kilograms (or 2,204.6 pounds).
tuff	A rock comprised of fine fragments and ash particles ejected from a volcanic vent.
veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.
Zn	The elemental symbol for zinc.

Canadian Terminology

The following terms are used in the Company's technical reports to describe its mineral properties and have been used in this Registration Statement (see: "Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Mineral Resources" at page 1 hereof).  These definitions have been published by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Counsel on August 20, 2000, and have been approved for use by Canadian reporting issuers by the Canadian Securities Administrators under National Instrument 43-101, "Standards of Disclosure for Mineral Projects":

indicated mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed planning and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred mineral resource

That part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based upon limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.  Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.

measured mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimates is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological grade and continuity.

mineral reserve

A mineral reserve is the economically mineable part of a Measured or Indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of the reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.  Mineral resources are sub-divided in order of increasing confidence into "probable" and "proven" mineral reserves.  A probable mineral reserve has a lower level of confidence than a proven mineral reserve.  The term "mineral reserve" does not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received.  It does signify that there are reasonable expectations of such approvals.

mineral resource

The estimated quantity and grade of mineralization that is of potential economic merit.  A resource estimate does not require specific mining, metallurgical, environmental, price and cost data, but the nature and continuity or mineralization must be understood.  Mineral resources are sub-divided in order of increasing geological confidence into "inferred", "indicated", and "measured" categories.  An inferred mineral resources has a lower level of confidence than that applied to an indicated mineral resource.  An indicated mineral resource has a higher level of confidence than an inferred mineral resource, but has a lower level of confidence than a measured mineral resource.  A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction.

Part I

Item 1.

Identity of Directors, Senior Management and Advisors

A.

Directors and Senior Management:

James E. Sinclair, Chairman, Chief Executive Officer and Director

93 Benton Hill Road

Sharon, CT  06069

Mr. Sinclair provides the Company with the strategy for its corporate growth and is primarily responsible for providing the leadership necessary for the Company to complete its evolution into a gold royalty company.

Victoria Luis, M.B.A., CSCPA and AICPA Member, Chief Financial Officer, Secretary and Director

93 Benton Hill Road

Sharon, CT  06069

In addition to being on the Board of Directors, Mrs. Luis acts as Chief Financial Officer and Corporate Secretary for the Company.  Ms. Luis provides the Company with financial guidance in the areas of amalgamation, risk management and financial modeling for new ventures.  As the Company's Chief Financial Officer, she is responsible for the implementation of all operating budgets for exploration and administration.

Jonathan G. Deane, Vice-President, Exploration

P.O. Box 10953

Mwanza, Tanzania

Mr. Deane is responsible for the management and administration of the Company's exploration programs in Tanzania, and local negotiations for the acquisition of new mineral properties in Tanzania.

Marek J. Kreczmer, M.Sc. (Geol.), B.Sc. (Geol.), Director

Suite 1304 - 925 West Georgia Street

Vancouver, British Columbia, V6C 3L2

Mr. Kreczmer provides the Company with advice on geological and technical matters.  Mr. Kreczmer is the Chairman of the Technical Committee.

Ulrich E. Rath, Director

18 Kilbarry Road

Toronto, Ontario, M5P 1K5

Mr. Rath provides the Company with advice on geological and technical matters.

Anton Esterhuizen, Director

P.O. Box 85267

Emmarentia 2029, South Africa

Mr. Esterhuizen is responsible for developing new exploration projects for the Company.

Dr. William Harvey, B.A., Ph.D., Director

97 Amenia Union Road

Sharon, CT  06069

Dr. Harvey reviews the social service impact of the Company's activities upon the indigenous Tanzanians.

Rosalind Morrow, B.A., B.Ed., LL.B., Director

Scotia Plaza

40 King Street West

Toronto, Ontario, M5H 3Y4

Ms. Morrow is a corporate and securities lawyer and partner with Borden Ladner Gervais LLP in Toronto, a national Canadian law firm.  Ms. Morrow provides advice to the Company on corporate governance and securities matters, and is the Chairperson of the Audit and Compensation Committee.

Please refer to "Item 6.  Directors, Senior Management and Employees" for further details concerning the directors and officers of the Company.

B.

Advisers

Legal Counsel:

Salley Bowes Harwardt Barristers and Solicitors Suite 1750 - 1185 West Georgia Street Vancouver, B.C., V6E 4E6	Bartel Eng & Schroder Attorneys at Law 300 Capital Mall, Suite 1100 Sacramento, CA 95814

C.

Auditors

Years ended August 31, 2003 and 2002

KPMG LLP

Chartered Accountants

P.O. Box 10426, Pacific Centre

777 Dunsmuir Street

Vancouver, B.C., V7Y 1K3

Members of the Canadian Institute of Chartered Accountants.

Year ended August 31, 2001

PricewaterhouseCoopers LLP

Chartered Accountants

Suite 700, 250 Howe Street
Vancouver, B.C., V6C 3S7

Members of the Canadian Institute of Chartered Accountants.

Item 2.

Offer Statistics and Expected Timetable

Not applicable.

Item 3.

Key Information

A.

Selected Financial Data

The following tables set forth and summarize selected consolidated financial data for the Company prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").   For each of the last five fiscal years, the tables also summarize certain corresponding information prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").  Canadian GAAP, as applied to the Company, materially differs from U.S. GAAP, as set forth in Note 12 to the consolidated financial statements of the Company.  Unless stated otherwise, reference to dollar amounts shall mean Canadian dollars.

For each of the years in the five year period ended August 31, 2003, the information in the tables was extracted from the more detailed audited financial statements of the Company, and for the interim periods ending February 29, 2004 and February 28, 2003, the information in the table was extracted from the unaudited interim financial statements, prepared by the management of the Company.

The selected financial data should be read in conjunction with Item 5, "Operating and Financial Review and Prospects" and in conjunction with the consolidated financial statements of the Company and the notes thereto contained elsewhere in this Registration Statement.  The Company's fiscal period ends on August 31 of each year.

The following is a summary of certain selected financial information for the Company's five most recently completed fiscal years and six month interim periods ending February 29, 2004 and February 28, 2003 (in Canadian dollars, except number of shares):

Canadian GAAP
	February 29, 2004	February 28, 2003	Year ended August 31,
			2003	2002	2001	2000	1999
Operations:

Revenues	-	-	-	-	-	-	-

Net loss	(916,281)	(802,860)	(3,014,778)	(1,343,958)	(792,773)	(3,411,602)	(2,336,587)

Basic and diluted loss per share	(0.011)	(0.10)	(0.04)	(0.02)	(0.02)	(0.09)	(0.06)

Balance sheet:

Working Capital	3,007,141	3,024,151	2,092,912	1,921,418	2,186,371	1,028,558	208,191

Total Assets	22,266,418	22,510,077	21,424,565	20,912,060	12,439,780	9,035,881	8,739,938

Net Assets	21,363,019	21,297,018	20,318,000	19,605,513	11,874,926	8,527,142	8,436,276

Share Capital	41,510,271	38,316,071	39,423,971	35,821,706	26,747,161	22,606,604	19,104,136

Number of Shares	81,961,716	78,995,478	80,191,542	74,714,203	50,760,978	40,026,971	36,681,929

Deficit	(20,147,252)	(17,019,053)	(19,230,971)	(16,216,193)	(14,872,235)	(14,079,462)	(10,667,860)

U.S. GAAP
	February 29, 2004	February 28, 2003	Year ended August 31,
			2003	2002	2001	2000 (unaudited)	1999 (unaudited)
Operations:

Revenues	-	-	-	-	-	-	-

Net loss	(1,027,291)	(3,713,695)	(5,874,669)	(9,775,342)	(3,157,571)	(2,204,505)	(1,383,891)

Basic and diluted loss per share	(0.01)	(0.05)	(0.07)	(0.17)	(0.07)	(0.06)	(0.04)

Balance sheet:

Working Capital	3,007,141	3,024,151	2,092,912	1,921,418	2,186,371	1,028,558	208,191

Total Assets	3,482,962	3,346,687	2,752,119	2,359,505	3,364,651	2,181,924	631,798

Net Assets	3,227,128	3,221,193	2,293,119	2,140,523	2,799,797	1,673,185	328,136

Share Capital	44,265,199	41,070,999	42,178,899	36,276,634	27,160,566	22,876,383	19,326,829

Number of Shares	81,961,716	78,995,478	80,191,542	74,714,203	50,760,978	40,026,971	36,681,929

Deficit	(41,038,071)	(37,849,806)	(40,010,780)	(34,136,111)	(24,360,769)	(21,203,198)	(18,998,693)

Exchange Rates

The Company's accounts are maintained in Canadian dollars.  In this Registration Statement, all dollar amounts are expressed in Canadian dollars, except where otherwise indicated.  The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars ("CDN") and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1):

Year Ended: August 31	Average	Period End	High	Low
1997	1.3688	1.3889	1.4025	1.3263
1998	1.4387	1.5645	1.5845	1.3686
1999	1.5071	1.4929	1.5677	1.4447
2000	1.4714	1.4776	1.5140	1.4310
2001	1.5283	1.5455	1.5822	1.4680
2002	1.5724	1.5591	1.6190	1.5024
2003	1.4819	1.3865	1.5991	1.3305

The following table sets forth the high and low exchange rate for the past six months.  As of April 30, 2004, the exchange rate was CDN $1.37 for each US$1.

Month	High	Low
November, 2003	$1.3362	$1.2973
December, 2003	$1.3405	$1.2923
January, 2004	$1.3340	$1.2690
February, 2004	$1.3442	$1.3108
March, 2004	$1.3480	$1.3080
April, 2004	$1.3711	$1.3095

B.

Capitalization and Indebtedness

The following table shows the Company's capitalization (distinguishing between guaranteed and unguaranteed, and secured and unsecured indebtedness) as at April 30, 2004 under Canadian GAAP:

Description	Secured/Guaranteed	Unsecured/ Unguaranteed	Total
Current Liabilities	Nil	$255,834	$255,834
Long Term Liabilities	Nil	$647,565	$647,565
Shareholders' Equity (net of deficit)	Nil	$21,363,019	$21,363,019

C.

Reasons for the Offer and Use of Proceeds

Not Applicable.

D.

Risk Factors

In addition to other information presented in this Registration Statement, the following should be considered carefully in evaluating the Company and its business.  This Registration Statement contains forward-looking statements that involve risk and uncertainties.  The Company's actual results may differ materially from the results discussed in the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Registration Statement.  The management of the Company have identified the following risk factors, listed in the view of management in order from most significant to least significant:

We have incurred net losses since our inception and expect losses to continue.  We have not been profitable since our inception.  For the six months ended February 29, 2004 and the fiscal year ended August 31, 2003, we had a net loss of $916,281 and $3,014,778, respectively,  and an accumulated deficit on February 29, 2004 of $20,147,252.  The Company has not generated revenues from operations during fiscal year 2003 and does not expect to generate revenues from operations until one or more of its properties are placed in production. There is a risk that none of the Company's properties will be placed in production, and that the Company's operations will not be profitable in the future.

Our exploration activities are highly speculative and involve substantial risks.  All of the Company's properties are in the exploration stage and no proven mineral reserves have been established.  The Company's exploration work may not result in the discovery of mineable deposits of ore in a commercially economical manner.  There may be limited availability of water, which is essential to milling operations, and interruptions may be caused by adverse weather conditions.  The Company's operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls.  The Company's exploration activities are subject to substantial hazards, some of which are not insurable or may not be insured for economic reasons.

We cannot accurately predict whether commercial quantities of ores will be established.  Whether an ore body will be commercially viable depends on a number of factors beyond the control of the Company, including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  We cannot accurately predict the exact effect of these factors, but the combination of these factors may result in a mineral deposit being unprofitable.  The Company has no mineral producing properties at this time.  The Company has not defined or delineated any proven or probable reserves or resources on any of its properties.  Although the mineralized material estimates included herein have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and there is a risk that a particular level of recovery of gold or other minerals from mineralized material will not in fact be realized or that an identified mineralized deposit, if any, will not ever qualify as a commercially mineable or viable reserve.

We may not be able to establish the presence of minerals on a commercially viable basis.  Our ability to generate revenues and profits is expected to occur through exploration of our existing properties as well as through acquisitions of interests in new properties.  We will need to incur substantial expenditures in an attempt to establish the economic feasibility of mining operations by identifying mineral deposits and establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining operations.  The economic feasibility of a project depends on numerous factors beyond our control, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to a user of the minerals, and the market price of the minerals at the time of sale.  Our existing or future exploration programs or acquisitions may not result in the identification of deposits that can be mined profitably.

Our competition is intense in all phases of our business.  The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral interests, as well as for the recruitment and retention of qualified employees.

Our exploration activities are subject to various federal, state and local laws and regulations.  Laws and regulation govern the development, mining, production, importing and exporting of minerals; taxes; labor standards; occupational health; waste disposal; protection of the environment; mine safety; toxic substances; and other matters.  We require licenses and permits to conduct exploration and mining operations.  Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a substantial adverse impact on the Company.  Applicable laws and regulations will require the Company to make certain capital and operating expenditures to initiate new operations.  Under certain circumstances, the Company may be required to close an operation once it is started until a particular problem is remedied or to undertake other remedial actions.

We have uninsurable risks.  We may be subject to unforeseen hazards such as unusual or unexpected formations and other conditions.  The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  The payment of such liabilities may have a material, adverse effect on the Company's financial position.

We depend on key management personnel.  The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management including James E. Sinclair, Chairman and Chief Executive Officer and Victoria Luis, Chief Financial Officer.  Investors must be willing to rely to a significant extent on their discretion and judgment.  We do not have employment contracts with the Chairman and Chief Executive Officer or the Chief Financial Officer, and we do not maintain key-man life insurance on these individuals.

We depend on consultants and engineers for our exploration programs.  The Company has relied on and may continue to rely upon consultants for exploration development, construction and operating expertise.  Substantial expenditures are required to construct mines, to establish ore reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the exploration infrastructure at any suite chosen for exploration.  We may not be able to discover minerals in sufficient quantities to justify commercial operation, and we may not be able to obtain funds required for exploration on a timely basis.

We are subject to the volatility of metal and mineral prices.  The economics of developing metal and mineral properties are affected by many factors beyond our control including, without limitation, the cost of operations, variations in the grade ore or resource mined, and the price of such resources.  The market prices of the metals for which we are exploring are highly speculative and volatile.  Depending on the price of gold or other resources, the Company may determine that it is impractical to commence or continue commercial production.  The price of gold has fluctuated widely in recent years.  The price of gold and other metals and minerals may not remain stable, and such prices may not be at levels that will make it feasible to continue the Company's exploration activities, or commence or continue commercial production.

Our business activities are conducted in Tanzania.  Our mineral exploration activities in Tanzania may be affected in varying degrees by political stability and government regulations relating to the mining industry and foreign investment in that country.  The government of Tanzania may institute regulatory policies that adversely affect the exploration and development (if any) of the Company's properties.  Any changes in regulations or shifts in political conditions in this country are beyond the control of the Company and may adversely affect its business.  Investors should assess the political and regulatory risks related to the Company's foreign country investments.  Our operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.

We may not have clear title to our properties.  Acquisition of title to mineral properties is a very detailed and time-consuming process, and the Company's title to its properties may be affected by prior unregistered agreements or transfers, or undetected defects.  Several of the Company's prospecting licenses are currently subject to renewal by the Ministry of Energy and Minerals of Tanzania.  In result, there is a risk that we may not have clear title to all our mineral property interests, or they may be subject to challenge or impugned in the future.

We have requirements for and there is an uncertainty of access to additional capital.  At February 29, 2004, the Company had cash of approximately $2,242,935 and working capital of $3,007,141.  The Company will continue to incur exploration costs to fund its plan of operations and intends to fund its plan of operations from working capital.  In the future, the Company's ability to continue its exploration activities depends in part on the Company's ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing agreements or some combination of these or other means.

The Company may not generate sufficient revenues to meet its obligations as they become due or may not obtain necessary financing on acceptable terms, if at all.  The failure of the Company to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company's interests in its properties.  In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements included in this Registration Statement.

We have no cash flow from operations and depend on equity financing for our operations. The Company's current operations do not generate any cash flow.  Any work on the Company's properties may require additional equity financing.  If the Company seeks funding from existing or new joint venture partners, its project interests will be diluted.  If the Company seeks additional equity financing, the issuance of additional shares will dilute the current interests of the Company's current shareholders.  We may not be able to obtain additional funding to allow the Company to fulfill its obligations on existing exploration properties.  Our failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible partial or total loss of the Company's potential interest in certain properties or dilution of the Company's interest in certain properties.

We may not be able to continue as a going concern.  We are in the process of exploring our mineral properties, and we have not yet determined whether these properties contain mineral reserves that are economically recoverable.  Consequently, we consider ourselves to be an exploration stage company.  The continued operations of the Company and the recoverability of the amounts shown in our balance sheet for our mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties.  In the event that we cannot achieve these things, the ability of the Company to continue as a going concern could be in doubt.

Conflicts of interest may arise among our board of directors.  Marek J. Kreczmer, Ulrich E. Rath, and  Anton Esterhuizen, directors of the Company, are also directors, officers, or shareholders of other companies that are similarly engaged in the business of acquiring, developing, and exploiting natural resource properties.  Mr. Kreczmer is a director of Golden Patriot Mining Inc., a Canadian company exploring for minerals in the Yukon Territory and Mongolia.  Mr. Rath is a director of Chariot Resources Ltd., a Canadian company exploring for minerals in Peru.  Mr. Esterhuizen is the Managing Director of Pangea Exploration (Pty.) Ltd., a South African company exploring for minerals in Africa and South America.  Such associations may give rise to conflicts of interest from time to time if the Company were to enter into negotiations to acquire an interest in a mineral project in which their other companies hold an interest, or the Company were to enter into negotiations to sell or joint venture an interest in its mineral properties to any of these companies.  The directors of the Company are required to act honestly and in good faith with a view to the best interests of the Company and disclose any interest which they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.

Penny stock rules may make it more difficult to trade the Company's common shares.  The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any equity security that has a market price, as defined, less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions.  Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as, institutions with assets in excess of US$5,000,000 or an individual with net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with his or her spouse.

For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser's written agreement of the transaction prior to the sale.  Consequently, the rule may affect the ability of broker-dealers to sell our securities and also affect the ability of our investors to sell their shares in the secondary market.

Item 4.

Information on the Company

A.

History and Development of the Company

The Company was originally incorporated under the corporate name "4245547 Alberta Ltd." in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta).  The name was changed to "Tan Range Exploration Corporation" on August 13, 1991.  The Company was registered in the Province of British Columbia as an extra provincial company under the Company Act (British Columbia) on August 5, 1994.

The principal executive office of the Company is located at 93 Benton Hill Road, Sharon, Connecticut, 06069, U.S.A., and its telephone number is (860) 364-1830.

The Company is a mineral resource company with exploration stage properties, which means that the Company is engaged in the search for mineral deposits and that the properties are not in development or production.

Cautionary Note to U.S. Investors Concerning Estimates of
Measured and Indicated Mineral Resources

As an Alberta corporation, the Company is subject to certain rules and regulation issued by Canadian securities administrators.  The Company files an Annual Information Form on Form 44-101F1 ("AIF") with the British Columbia, Alberta and Ontario Securities Commissions via the System for Electronic Document Analysis and Retrieval ("SEDAR").  Under the AIF, the Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes its properties utilizing mining terminology such as "measured mineral resources" and "indicated mineral resources" that are required by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").  For clarification, the Company has no properties that contain "reserves" as defined by either the SEC or Canadian regulations, and is providing the following information on inferred mineral resources, in part,  in order to meet its requirements under National Instrument 43-101 adopted by the Canadian securities administrators.  U.S. investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves.

The Company's Itetemia concession is our most advanced property (the "Itetemia Property").  This property contains an inferred mineral resource of 500,000 tonnes grading 7 g/t gold, using a 2 g/t gold cut-off.

The Itetemia Property consists of six contiguous prospecting licenses.  Itetemia North, Itetemia Village, Itetemia East, Itetemia Far East, Mwinglo and Ngula. The Itetemia North concession was acquired in exchange for US$35,000 and a 3% net smelter royalty.  The Itetemia Village, Itetemia East, Itetemia Far East, Mwinglo and Ngula concessions were acquired by staking, and minimum work requirements have been completed.  The Company acquired a 90% interest in the Itetemia concession through an agreement with the State Mining Corporation ("Stamico") dated July 18, 1994 in exchange for US$57,400 in option payments over seven years and a requirement to spend at least US$300,000.  Those requirements have been met.  The Ngula North was acquired through the acquisition of Tanzanian American International Development Corporation 2000 Limited ("Tanzam") in April, 2002.

By an option and joint venture agreement dated May 31, 1999 as amended April 24, 2001 between the Company and Barrick Gold Corporation ("Barrick"), Barrick was granted the exclusive option to earn an undivided 60% interest in the Itetemia Project.  In exchange for the option, Barrick agreed to provide funding to the Company totalling $4,000,000, which has been completed.

The Company's Luhala property also located in Tanzania, consists of four (4) contiguous prospecting licenses:  Luhala, Ngobo, Shilalo and Sima (the "Luhala Property"). The Company was granted a 100% interest in the Luhala prospecting license on July 2, 1992.  To maintain this concession, the Company was required to conduct exploration work of at least US$250,000 before October 25, 1997.  This work commitment was met.

The Luhala property was the focus of an exploration program under an option agreement dated April 25, 1999 with Newmont Overseas Exploration Limited ("Newmont").  This property contains an inferred mineral resource of 9,390,000 tonnes, averaging 1.0 g/t gold, using a 0.5 g/t gold cut-off.  Newmont terminated their option on the property during the year 2000, and the Company will now explore the property further itself or enter into a new joint venture with a new mining company.  During the years ended August 31, 2001 and 2000, the Company entered into option agreements to acquire three additional licenses, named Shilalo, Ngobo and Sima.  See "Luhala Property" under Item 4.D for further details.

During the fiscal year ended 2003, the Company has also discovered three new gold occurrences on the Kigosi Property (forming a part of the Company's Lake Victoria Goldfield Properties held through Tanzam).  Two of the three occurrences are located at the north end of a three kilometre long northwest trending structure that may be responsible for concentrating the mineralization reported at the northern and southern limits of this prominent geological feature (see: "Lake Victoria Goldfield Properties" below for further details).  At the present time the Company is exploring 86 mineral resource properties in the Lake Victoria Greenstone Belts region of Tanzania.  The Company currently has a total of 29 royalty agreements with three industry partners; eleven of these royalty agreements are with Barrick Gold Corporation; nine with Ashanti Goldfields Limited; and nine with Northern Mining Explorations.

Significant Acquisitions and Significant Dispositions

The Company's principal capital expenditures and divestitures (including interests in other companies and amounts invested) for the last three fiscal years are described as follows:

Fiscal Year Ended August 31, 2001

During the fiscal year ended August 31, 2001, the Company completed $2,228,725 in property acquisition and exploration on its mineral resource properties, including a further $1,242,270 in work on the Itetemia Property, as well as $971,509 on the Luhala Property.  The Company incurred a write-down of $7,553 relating to the Mulehe Property due to uncertainty as to recoverability.

Fiscal Year Ended August 31, 2002

On April 30, 2002, the Company completed the acquisition of 100% of the issued and outstanding shares of Tanzania American International Development Corporation 2000 Limited ("Tanzam"), in exchange for 20,000,000 shares of the Company at a value of CDN$0.35 per share (or a cost of CDN$7,000,000). Tanzam, a privately held mineral investment company, holds an interest in 52 prospecting licenses and reconnaissance licenses in the Lake Victoria Goldfields Belts of north-western Tanzania. The total land area currently held under these licenses is 3480km2.

By a Prospecting and Mining Option Agreement dated March 31, 1999, as amended March 31, 2000, between Northern Mining & Consultancy Company Limited ("Northern Mining") and Tanzam, Tanzam  acquired the right to form a joint venture with Northern Mining.  Tanzam will hold a 60% equity interest and Northern Mining a 40% equity interest in the joint venture.  Tanzam has paid US$50,000 on signing and a further US$25,000 to Northern Mining on the first anniversary of the agreement.  In addition, Tanzam is required to complete at least US$35,000 in annual exploration work during the first two years, and depending on commercial viability and geological potentials another US$250,000 in exploration work during the fourth, fifth and sixth years.  Until Tanzam is reimbursed for all of its expenses, Tanzam will be entitled to 80% of the net cash flows from production.

On December 14, 2001, Barrick Exploration Africa Limited ("BEAL") entered into an agreement with Tanzam (the "BEAL Agreement"), wherein BEAL was granted the option to acquire the total rights, titles and interests in thirteen prospecting licenses (now reduced to five licenses under the terms of this agreement) in different properties (called the "BEAL Project"; see "Lake Victoria Goldfields Properties" below for further details).

To exercise the option, BEAL must expend US$250,000 in exploration of the BEAL Project within the first year, and thereafter US$50,000 each year for each retained prospecting license.  In addition, BEAL must make the following annual payments for each retained prospecting license:

December 14, 2002	US$10,000
December 14, 2003	US$20,000
December 14, 2004	US$30,000
December 14, 2005 and subsequent years	US$40,000

Within thirty days after commercial production, BEAL must pay US$1,000,000 and an additional US$1,000,000 on each of the next two years of production.  The BEAL Agreement is subject to a 1.5% net smelter returns royalty.

During the fiscal year ended August 31, 2002, the Company capitalized mineral property acquisition costs of $8,297,805.  Of this amount, $8,166,292 related to the acquisition of Tanzam.  The Company also completed $1,238,635 in exploration work on its mineral resource properties, including $443,603 on the Itetemia Property and $491,724 on the Luhala Property.  The Company wrote-off deferred exploration expenditures of $59,014 in 2002 relating to certain licenses of the Bukwimba, Mbogwe and Tulawaka properties, based on management's review of the exploration results and uncertainty over recoverability.

Fiscal Year Ended August 31, 2003

The Company's exploration work for the 2002 fiscal year and up to February 28, 2003 identified two gold-bearing mineralized quartz reefs on the Lunguya Property, located in the Lake Victoria Goldfields area of Tanzania (the "Lunguya Property"), ranging in thickness from 1.3 metres and extending for at least 350 metres along strike.  The two structures, designated as the East and West reefs, are about 50 feet apart and are roughly parallel to the mafic-granite contact (see: "Lunguya Property" under Item 4D for further details).

The Company has also discovered three new gold occurrences on the Kigosi Property (forming a part of the Company's Lake Victoria Goldfield Properties held through Tanzam).  Two of the three occurrences are located at the north end of a three kilometre long northwest trending structure that may be responsible for concentrating the mineralization reported at the northern and southern limits of this prominent geological feature (see: "Lake Victoria Goldfield Properties" below for further details).

The Company has also signed nine (9) option and royalty agreements on prospecting licenses in the Lake Victoria goldfields area of Tanzania with Northern Mining Explorations/Explorations Minieres du Nord ("MDN").  Under the agreements, MDN holds the right to earn 100% of the Company's underlying interest in the licenses for an up-front cash payment of US$80,000, plus US$1.8 million in option payments and US$1.5 million in property expenditures over the five year life of the agreements.  MDN must also complete a feasibility study and make a production decision by December 31, 2008 and achieve production within 18 months or be subject to cash penalties in lieu of royalty payments.  The Company retains the right to escalating net smelter royalties on commercial production that are tied to the price of gold and range from 0.5% below US$250 per ounce to a maximum of 2% at US$380 per ounce.  The first year's commitments call for option payments of US$160,000 and an exploration expenditures of US$200,000.

In July, 2003, the Company closed nine (9) royalty agreements with Ashanti Goldfields Company Limited ("Ashanti") for prospecting licenses in the Ushirombo Belt (also forming a part of the Company's Lake Victoria Goldfield Properties held through Tanzam).  Under the terms of these royalty agreements, Ashanti has the right to earn 100% of the Company's underlying interests in the subject prospecting licenses, for staged cash payments totalling US$200,000 in the first year, plus minimum cash payments of US$930,000 over the remaining life of the five year agreement.  Ashanti must also incur aggregate property expenditures of US$800,000 in the first two years of the agreements of which US$300,000 must be expended in the first year.  In years three, four, and five of the agreements, Ashanti must complete 6,000, 8,000, and 10,000 metres of diamond drilling, respectively.

The Ashanti royalty agreements also call for Ashanti to complete a bankable feasibility report and make a positive production decision on or before the fifth anniversary of the effective date of the agreements.  Ashanti is liable for cash penalties should gold output at production not reach a minimum annual threshold of 50,000 ounces per year.

The Company retains the right to escalating net smelter royalties in commercial production that are tied to the price of gold, and range from 0.5% below US$250 per ounce to a maximum of 2% at US$380 per ounce.

All of the above investments have been made abroad and were financed internally.  The Company has not proposed any principal capital expenditures or divestitures which are currently in progress.

During the fiscal year ended August 31, 2003, the Company incurred $1,151,327 in property acquisition costs and exploration work on its mineral resource properties (net of $184,965 in option payments received) of which $450,912 was incurred on the Lunguya Property.  The Company also wrote-off $1,031,436 in exploration expenditures, of which $729,309 related to claims relinquished within the Itetemia Property area.

Six Month Interim Period Ended February 29, 2004

The Company's exploration office in Tanzania recently formed a new section called the "Regional Studies Group" whose mandate is to acquire new ground based on geologically sound research.  The primary objective in forming this group is to upgrade the Company's ground position in Tanzania for further exploration. Three new project areas within the Lake Victoria greenstone gold belts have been chosen to date.  One license in the Biharamulo North Project Area was returned to its owner during the quarter, but was written off in the previous fiscal year.

Exploration activity throughout the quarter was spent undertaking a first pass BLEG soils program over the Tanzam licenses in the Lake Victoria Goldfields Properties project area.  This work was conducted on eight licenses within six locations; namely, Geita, Ushirombo West, Biharamulo, Biharamulo North, Shinyanga, and

Nyanzaga North.  The Shinyanga and Nyanzaga North project areas returned encouraging results that will require detailed follow-up next quarter.

Heavy mineral indicator sampling and ground magnetic follow-up was conducted during the quarter on aeromagnetic targets identified on the Tanzam properties.  Work was completed on the Kanagele, Lunguya, and Ushirombo project areas, where 34 anomalies were ground proofed and sampled for indicator minerals.  The bulk of this work program is now completed and only eight anomalies remain to be sampled in the next quarter.  The results from the sampling program are being used to further refine exploration methodologies.

A significant reorganization was undertaken at the Tanzam corporate office in Dar es Salaam during the period, mostly to facilitate the heightened level of exploration activity anticipated by the Company in 2004.  Virtually all of the administrative activities associated with Tanzam and Tancan are now being handled by the office in Dar es Salaam, where some of the Company's most skilled and experienced personnel reside.

For the period ended February 29, 2004, the Company reported a net loss of $916,281.  The largest expense categories being $374,546 for new property investigations and staff salaries of $241,591.  Another $111,010 was expended for exploration on existing properties.

B.

Business Overview

The Company is a natural resource company, which since its incorporation has engaged in the acquisition of interests in and the exploration of natural resource properties.  The Company commits its own resources to the initial evaluation of mineral properties and in select situations, if and when warranted, the Company will enter into joint venture agreements with other corporations to further the exploration of such properties, in exchange for annual rental/option payments and post-production royalty payments.  At present, the Company's natural resource activities do not generate any income from production.

The Company's general area of interest has been in the exploration of gold properties in regional East Africa.  The Company has explored gold properties in Ethiopia, Tanzania, Zambia, Swaziland and South Africa. At the present time, the Company is exploring 86 mineral resource properties in the Lake Victoria Greenstone Belts region of Tanzania.  Tanzania remains the prime focus of the Company's activities.  Other corporations, including Barrick Gold Corporation ("Barrick"), Ashanti Goldfields Limited ("Ashanti Goldfields"), Northern Mining Explorations, and Newmont Overseas Exploration Corporation have funded most of the work on the Company's properties in this area since 1999 under option arrangements, with the exception of properties explored by Tanzania American International Development Corporation 2000 Limited ("Tanzam") which were privately funded.  The Company currently has a total of 29 joint venture and royalty agreements with its three industry partners: eleven (11) of the agreements are with Barrick, nine (9) with Ashanti Goldfields, and nine (9) with Northern Mining Explorations.

In the Company's view, this joint venture and royalty strategy offers investors leverage to gold prices with lower risk and shareholder dilution.  Future production royalties from any producing properties discovered by the Company's joint venture partners would provide the Company with a direct interest in the mine's cash flow, with exposure to any benefits from new discoveries and production growth, but without the capital obligations, and environmental and social liabilities, associated with direct ownership.

Plan of Operations

Exploration Activities

All of the properties in which the Company holds an interest are in the exploration stage only.  Mineral exploration and development involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines.  There is no assurance that the Company's mineral exploration activities will result in any discoveries of commercial bodies of ore.  The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the control of the Company.

By way of general description of the Company's operating activities, the Company's business operations involve using known or published geological and geophysical data to locate mineral resource properties meriting further exploration or development.  Once identified, the Company must stake and apply for registration to title of the mineral properties, or negotiate the acquisition of such properties from any third party owners.  Upon registration or acquisition of title, the Company then designs a program of preliminary exploration which can involve grid mapping, geophysical and magnetic surveying, geochemical surveying, geological sampling, grab sampling, assaying and other forms of prospecting as circumstances may require.  Based on the preliminary results, mineral properties are ranked according to merit for further exploration work, which may involve further mapping, more detailed geophysical and geochemical surveying, and trenching to identify potential drill targets.  If mineralization is indicated which merits further investigation, drill targets are selected, and a diamond drilling program for underground sampling and assaying will commence.

Based on the drilling program results, the Company will develop models of the underlying geology and mineralized zones for more detailed testing.  After further drilling, some mineralized zones may be classified as inferred or indicated mineral resources.  With sufficient infill drilling, these inferred or indicated mineral resources can be confirmed as a measured mineral resource, upon which a pre-feasibility study can be prepared by a qualified, independent mining engineer or geologist to determine whether mining activities are economic in the circumstances of the particular property.  A pre-feasibility study must be completed under the requirements of National Instrument 43-101 in Canada in order for mineral reserves to be designated.  A final or bankable feasibility study must be completed for the designation of reserves under the SEC's Industry Guide 7.  If the bankable feasibility study is favourable, the Company can then use the feasibility study to seek out the necessary financing from a merchant banker or other financial institution for mine construction and development. A further mine feasibility study would be prepared to confirm the appropriate mining method based on the metallurgical studies of the ore, and to develop a mining plan.

At any point along this plan of operation, the Company may seek to interest larger mining companies in its mineral properties, which show potential for further development.  It is highly unlikely that the Company would pursue any particular property through to mineral production by itself.  By exploring and developing properties to a point where major mining companies are interested, the Company will leave the risk of mine development and operations to those companies, while retaining a carried interest or royalty from any future production.

During 2004 calendar year, the Company plans to continue evaluation of all prospecting licenses in its portfolio with a view of offering some of them for royalty agreements to other mining companies.  The evaluation of their potential comprises geological mapping, soil sampling and geophysical interpretations.  Currently, prospecting licenses which have potential diamond targets are being prospected using ground magnetic surveys, followed by loam sampling and analysis for indicator minerals.

The Company's plans for the first six months of 2004 is to continue efforts for the "farming-out" of identified properties for royalty agreements with other mining companies, and continue to examine and review other exploration opportunities in Tanzania.

Exploration

The Company's principal exploration properties are currently all located in the United Republic of Tanzania, Africa.  The government of Tanzania is a stable, multi-party democracy.  Mineral exploration in Tanzania is affected by local climatic, political, and economic conditions.  The Company's properties have year round access, although seasonal winter rains from December to March may result in flooding in low lying areas, which are dominated by mbuga (black organic rich laustrine flood soils).  Further, most lowland areas are under active cultivation for corn, rice, beans and mixed crops by subsistence farmers.  As a result, the area has been deforested by local agricultural practices for many years.  The seasonal rains and deforested areas can create a muddy bog in some areas, which can make access more difficult, and could impede or even prevent the transport of heavy equipment to the Company's mineral properties at certain times of the year between December to March.

Competition

The mining industry in which the Company is engaged is in general, highly competitive.  Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company.  The Company competes with other mining companies in connection with the acquisition of gold and other precious metal properties.  In general, properties with a higher grade of recoverable mineral and/or which are more readily minable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower.  Thus, a degree of competition exists between those engaged in the mining industries to acquire the most valuable properties.  As a result, the Company may eventually be unable to acquire attractive gold mining properties.

Dependence on Customers and Suppliers

The Company is not dependent upon a single or few customers or supplier for revenues or its operations.

Governmental Regulations

The Company's mineral interests in Tanzania are initially held under prospecting licenses granted pursuant to the Mining Act, 1998 (Tanzania) for a period of up to three years, and are renewable two times for a period of up to two years each.  We must pay annual rental fees for our prospecting licenses based on the total area of the license measured in square kilometres, multiplied by US$20.00 per sq. km.  There is also an initial one-time "preparation fee" of US$200.00 per license.  Upon renewal, we pay a renewal fee of US$200.00 per license.  Renewals of our prospecting licenses can take many months and even years to process by the regulatory authority in Tanzania.

All prospecting licenses in Tanzania also require the holder to expend funds in the employment and training of Tanzanian personnel, which expenditures typically amount to US$5,000 per year, and in exploration expenditures, which are set out in the Mining Act, 1998 (Tanzania).  At each renewal, at least 50% of our licensed area must be relinquished.  If the Company wishes to keep the relinquished one-half portion, it must file a new application for the relinquished portion.

We must hold a mining license to carry on mining activities, and a mining license will only be granted to the holder of a prospecting license over the area.  A mining license is granted for a period of 25 years or the life of the mine.  It is renewable for a period not exceeding 15 years.  We do not hold any mining licenses, only prospecting licenses.  Prospecting and mining license holders must submit regular reports in accordance with mining regulations.  Upon commercial production, the government of Tanzania imposes a royalty on the gross value of all production at the rate of 3% of all gold produced.  The applicable regulatory body in Tanzania is the Ministry of Energy and Minerals.

In July 1999, environmental management and protection regulations under the Mining Act, 1998 (Tanzania) came into force.  An environmental impact statement and an environmental management plan must accompany special mining license, mining license and gemstone mining license applications for mineral rights.  In addition to the establishment of environmental regulations, the Tanzanian Government has improved management procedures for effective monitoring and enforcement of these regulations by strengthening the institutional capacity, especially in the field offices.  The Government has provided rules for the creation of reclamation funds to reinstate land to alternative uses after mining and it has developed guidelines for mining in restricted areas, such as forest reserves, national parks, sources of water and other designated areas.  These regulations have not had any material adverse effect on the Company's operations, which are exploration in nature at this time.

C.

Organization Structure

The Company has the following five subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage &Type of Securities Owned or Controlled by Company
		Voting Securities Held	Non-Voting Securities
Dia Consult Limited	Republic of Tanzania, Africa	100% (common)	n/a
Itetemia Mining Company Limited(1)	Republic of Tanzania, Africa	90% (common)	n/a
Lunguya Mining Company Ltd. (2)	Republic of Tanzania, Africa	60% (common	n/a
Kabahelele Mining Company Limited(3)	Republic of Tanzania, Africa	80% (common)	n/a
Tancan Mining Company Limited ("Tancan")	Republic of Tanzania, Africa	100% (common)	n/a
Tanzania American International Development Corporation 2000 Limited	Republic of Tanzania, Africa	100% (common)	n/a

(1)

The remaining 10% interest is held by Stamico.

(2)

The remaining 40% interest is held by Northern Mining Consulting Ltd.

(3)

The remaining 20% interest is held by Bungu Minerals Ltd.

D.

Property, Plant and Equipment

The Company's business is the acquisition and exploration of mineral properties, with a primary focus on exploring for gold properties in Tanzania.  The Company funds its activities by way of the sale and issuance of its securities to accredited investors or investor located outside the United States.  The Company also obtains operating funds through sales of and options to sell its various mineral property interests to other parties, retaining a royalty interest.  The Company's properties are without a known body of commercial ore, with no established plant or equipment, and the Company's activities to date on such properties have been exploratory in nature.

Itetemia Property

The following discussion regarding the geological information on the Itetemia Property is summarized from a technical report prepared in accordance with the requirements of NI 43-101F1 dated May 2, 2001 entitled, "Independent Review of the Itetemia Project, Lake Victoria Greenstone Region, Tanzania" by Michael J. Michaud, M.Sc. P. Geo. of Steffen Robertson and Kirsten Consulting (Canada) Inc. (the "Itetemia Report").  The reader is referred to the complete text of the Itetemia Report, which is available online at www.sedar.com, filed on March 10, 2003 under the heading, "Engineering Report and Certificate of Qualifications".

Property Description and Location

The Itetemia Property currently consists of eight (8) contiguous prospecting licenses, covering approximately 180 km2.  The eight (8) prospecting licenses now comprising the Itetemia Property are held in the names of the following companies and expire (or expired in the case of Mwingilo) as indicated:

Prospecting License	Name Of Holder	Date Granted	Last Renewal Application	Expiry Date
Itetemia East (PL 2518/04)	Tancan	May 18, 2004	na/	May 18, 2007
Ngula North (PL 2374/03)	Tanzam	November 25, 2003	n/a	November 24, 2006
Itetemia (PL 1450/2000 & PL 2523/04)	Itetemia Mining Co.	March 10, 2003; May 18, 2004	n/a	March 10, 2006 May 18, 2007
Ngula (PL 1612/2000)	Tancan	August 29, 2003	n/a	August 29, 2006
Mwingilo (PL 241/94)	Tancan	n/a	April 12, 2000	September 11, 2000*
Itetemia Village (PL 2520/04)	Dia Consult	May 18, 2004	n/a	May 18, 2007
Itetemia North (PL 2038/2002)	Tancan	November 1, 2002	n/a	October 31, 2005

*

This license is in dispute, and the Company is attempting to renew it, but renewal may be in doubt.

The Itetemia and Ngula prospecting licenses may be renewed twice, each time for a period of two years. The Company has one right of renewal with regard to the Itetemia East prospecting license for a further period of two years and must thereafter apply for a mining license or retention license in order to preserve any rights therein.  The rental payments and minerals permitted to be pursued under such licenses are summarized below:

Prospecting License	Annual Rentals & Preparation Fees	Minerals Covered
Itetemia East (PL 1115/98) (Application 839)	US$548.00*	All except building materials and gems
Ngula North (PL 2374/03)	US$468.20	All except building materials and gems
Itetemia (PL 1450/2000 & PL 2523/04)	US$1,142.80	All except building materials and gems
Ngula (PL 1612/2000) (Application 1459)	US$367.20*	All except building materials and gems
Mwingilo (PL 241/94)	n/a*	All except building materials and gems
Itetemia Village (PL 2520/04)	US$714.40	All except building materials and gems
Itetemia North (PL 2038/2002)	US$543.00	All except building materials and gems

*

These requirements are not fully known at this time, because application has been made for the relinquished one-half portion of the relevant license, which application is pending at this time.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Itetemia Property is located in the Mwanza Region of the Lake Victoria Greenstone Region, Tanzania, approximately 90 kilometres by air southwest of the city of Mwanza, situated on the south shore of Lake Victoria.  The property is accessed via local roads from Geita or by plane from Mwanza to an airstrip accommodating the neighbouring Bulyanhulu Mine, owned by Barrick.  The Barrick airstrip is 3.75 km west of the western boundary of the Itetemia prospecting license, and approximately 4 km northeast of the Nyamykonze village. Local resources are available at Mwanza, located on the southern shore of Lake Victoria.

The topography in the region and on the property consists of large flat-lying areas surrounded by numerous small hills. The hills have elevations of up to 100 m above local terrain.  The hills are thickly vegetated and access is only possible along cut lines.  Little outcrop exists on the property. The climate is similar to the rest of the region.  The rainy season starts in November and lasts to the middle of April, but precipitation is irregular from one season to another. The dry seasons are usually hot. Mwanza, located along the southern shore of Lake Victoria, can, and has, provided limited supplies for mining and exploration operations in the area.  Dwellers in the area of the Itetemia Project, such as the neighbouring Nyamykonze village, are traditionally subsistence farmers and ranchers, and have limited mining experience from the Bulyanhulu operation and numerous small scale activities.  Water for the purpose of mining and processing is not readily available in the region; however, a pipeline from Lake Victoria built by Barrick for its Bulyanhulu Mine, provides an adequate supply.

The large, relatively flat terrain surrounding the known gold mineralization may be suitable for potential tailings and waste rock storage and for heap leach pads and a potential processing plant. Electric power is available via the national grid within 5 km; due to the unreliability of such power, alternative forms of residual or back-up power would be necessary for mining or processing operations, such as diesel power generation used by Barrick at its Bulyanhulu mine.

Ownership

Prior Ownership

Only two of the prospecting licenses comprising the Itetemia Property, namely, Itetemia and Itetemia North, were previously held by third parties.  With respect to the Itetemia prospecting license, the interest of the Company was acquired from State Mining Corporation of Tanzania ("Stamico") pursuant to a joint venture agreement dated July 12, 1994 (the "Stamico Venture Agreement").  The Stamico Venture Agreement obligated the Company to make two initial payments of Tsh1,000,000 and US$7,200, both of which were satisfied. With respect to the Itetemia North prospecting license, the interest of the Company was acquired from RSR (Tanzania) Limited by agreement dated April 20, 1995 (the "RSR Royalty Agreement"). The RSR Royalty Agreement obligated the Company to pay a sum of US$35,000, which payment was made.

The Company's Interest

Prior to the Barrick Venture Agreement (defined below), four of the prospecting licenses comprising the Itetemia Property, namely, Itetemia Village, Mwingilo, Ngula and Itetemia East, were indirectly 100% held by the Company; in the case of the Itetemia North prospecting license, the Company held an indirect 100% interest therein, through Tancan, subject only to the 2% NSR Royalty payable pursuant to the RSR Royalty Agreement. In the case of the Itetemia prospecting license, Tancan acquired its interest pursuant to the Stamico Venture Agreement, as amended June 18, 2001, which provides, among other things, that:

1.

Tancan had to pay Stamico, on execution of the Stamico Venture Agreement, the sum of US$7,200 (as an advance against the 2% gross revenue royalty) and TS1,000,000.

2.

Tancan and Stamico were to form a joint venture company for the purpose of holding the prospecting license that shall be held 10% by Stamico (with no obligation to contribute) and 90% by Tancan, which was effected through the formation of Itetemia Mining Co.

3.

Stamico is entitled to acquire an additional 20% interest in the joint venture company by paying a sum equal to 20% of the cost of placing the property into commercial production based on the feasibility study submitted to the Government of Tanzania for such purpose.

4.

Tancan shall assist Stamico in raising the required capital to exercise the right referred to in (3) above.

5.

Tancan was to expend the sum of US$25,000 in the first year and US$50,000 annually thereafter in relation to the training of Tanzanian personnel.

6.

Upon commencement of commercial production, Stamico shall receive a 2% gross revenue royalty, which shall be increased to a 2.5% gross revenue royalty should a mine on the Itetemia prospecting license produce recoverable gold in excess of 12 grams per tonne.

7.

Tancan shall pay to Stamico, as an advance against the 2% gross revenue royalty, the sum of US$7,200 on or before every anniversary of the Stamico Venture Agreement up until the development phase, upon and after which the annual sum of US$10,000 shall be paid as an advance against such royalty.

8.

Tancan shall show preference to Stamico for the provision of local materials and services during the period of mining operations.

9.

Tancan shall pay to Stamico the sum of US$20,000 on or before July 12 of each year beginning in 2001 and ending upon commercial production, provided that commercial production commences by December 31, 2007, failing which the aforementioned payment shall be revisited.

10.

Tancan may assign its rights under the agreement, subject to the prior written consent of Stamico.

By an option and joint venture agreement dated May 31, 1999 as amended April 24, 2001 between the Company and Barrick (the "Barrick Venture Agreement"), Barrick agreed to provide funding to the Company totalling $4,000,000 in the form and amounts, and on or before the dates, set out as follows:

Amount	Exercise Date	Form	No. Shares	Price Paid Per Share

$1,000,000	Upon Regulatory Approval	Share Subscription	1,428,571	$0.70
$1,000,000	April 30, 2000	Share Subscription	1,176,471	$0.85
$1,000,000	October 31, 2000	Share Subscription	1,000,000	$1.00
$1,000,000	June 14, 2001	Warrant	740,741	$1.35

Barrick made the first three payments to the Company and requested an extension of the date to exercise the warrants from April 30, 2001 to June 14, 2001, which was then exercised at that date.  Pursuant to the terms of the Barrick Venture Agreement, the Company was required to use 80% of the Barrick payments to advance the exploration of the Itetemia Property.  To date, the Company has expended the funds received from the Barrick payments.  The Company has spent at least 80% of these funds on the exploration of the Itetemia Property in accordance with its commitment to Barrick, and has therefore met its expenditure requirements.  Barrick retains the right to participate in any sale or issue of further securities by the Company, provided it holds at least 10% of the outstanding common shares of the Company, subject to certain exceptions.  At present, Barrick does not hold 10% of the total issued common shares.

Until a decision is made by Barrick to place the property into commercial production, Barrick is required to advance funds for the purpose of furthering exploration activities in respect of the Itetemia Property.  On or before the fourth anniversary of April 30, 2005, Barrick may deliver a production notice and feasibility report; in such event:

1.

Barrick shall acquire an undivided 60% interest in the Itetemia Property; and

2.

Barrick must commence commercial production within 12 months of such notice at a rate of 100,000 ounces of gold production per annum (18 months where it chooses to process the ore on site) or make payments to the Company equal to:

(a)

US$500,000 on or before the first anniversary of such 12 (or 18) month deadline;

(b)

US$750,000 on or before the second anniversary thereof;

(c)

US$1,000,000 on or before the third anniversary thereof;

(d)

US$1,200,000 on or before the fourth anniversary thereof; and

(e)

US$1,200,000 on or before the fifth anniversary thereof;

and a further sum of US$1,200,000, after adjusting for inflation, every anniversary thereafter.  Barrick may acquire the 10% interest held by Stamico and cause the Stamico Venture Agreement to be terminated, in which event it shall obtain a 70%, in lieu of a 60%, undivided interest in the Itetemia Property; otherwise, the Company is required to assume responsibility for the Stamico 10% interest.

Upon a production notice, Barrick is obligated to arrange financing to bring the Itetemia Property into production, which it may arrange through the use of internal funds or external funds, with the Company to repay its portion of the costs from its share of the net proceeds of production.  The costs of arranging the financing are required to be paid by the Company in proportion to its interest in the Itetemia Property.  In addition, should Barrick provide a completion guarantee to a third party lender, then the Company is obligated to pay to Barrick, on a monthly basis, 1/12 of 1% of the amount attributable to the Company that is contingently liable under the guarantee.  Neither Barrick nor the Company may assign any interest in the Barrick Venture Agreement without the prior consent of the other.  Tancan obtained the written consent of Stamico to its execution of the Barrick Venture Agreement on November 17, 1999.

The Company has incurred total net costs (after any recoveries) of $6,553,777 on the Itetemia Property to February 29, 2004.  The Company does not plan to carry out any work on the property, as Barrick has operatorship of the property.

History

The exploration history of the Itetemia Property from 1988 to 1999 may be summarized as follows:

Itetemia Exploration History Synopsis

Year	Operator	Work Performed
1988 - 1992	BRG, a Tanzanian-German Corporation

First modern exploration program conducted, consisting of geological mapping, ground geophysics, magnetometer, horizontal loop electromagnetic ("HLEM"), pulse electromagnetic, and induced polarization ("IP") surveys, trenching and sampling.

1993	Stamico	Continued BRG's work and completed an air photo interpretation of the region, resulting in the identification of a northerly trenching gold bearing structure.
1994	Stamico	Completed regional geological mapping, and geochemical soil sampling on the northern and southwestern portions of the licensed area.
1995	Tancan

Detailed soil sampling in several areas confirmed strong gold anomalies along the northwest trend.  A 100 m long trench trending northwesterly was dug, returning anomalous grades of gold.  Pangea drilled six reverse circulation ("RC") holes by mistake on the southwest corner of Itetemia.  Tancan also begins first RC drilling program consisting of 4 holes totalling 374 m, in the southwest corner, but subeconomic intersections were recovered.

1996	Geodass (under contract to Pangea and Tancan)

Airborne magnetic and radiometric surveys completed over Itetemia, Itetemia North and Ngula prospecting licenses.  A magnetic survey was conducted on the Golden Horseshoe Reef and 25 kms of IP which further defined the reef and extended the reef for more than one kilometre.

1996	Tancan

Next phase of RC drilling continued with 39 holes totalling 3,596 m (Oct. '95 to July '96) covering the main HLEM anomalies.  Most of the conductors were explained by the presence of argillite horizons, containing 1-50% sulphides.

1997	Tancan	A fence of 66 RC holes totalling 2,188 m were drilled in the southern portion of the license.

1998	Tancan

A further 14 RC holes were drilled totalling 1,350 m in the southwest portion to test several IP anomalies, the best results returned 0.65 g/t Au over 9.0 m and 1.1 g/t Au over 8.0 m, respectively.  A second phase of 14 RC holes totalling 831 m, were drilled in the area of the Golden Horseshoe Reef to test IP anomalies and the south eastern extension of the reef near the granite contact.  Holes RC-65 and RC-66 intersected 0.7 g/t Au over 5.0 m, respectively, west of the reef.

The next phase of diamond drilling focused on the Golden Horseshoe Reef with 21 holes totalling 2,032 m drilled to test the gold showing.  The holes were drilled at a spacing of 15 m to 50 m.  The Golden Horseshoe Reef appears to be terminated to the southeast by an intrusion and seems to be pinching to the northwest.

1999	Tancan

A rotary air blast ("RAB") drilling program of 151 holes totalling 6,660 m, in seven fences were drilled; the northwestern extension of the Golden Horseshoe Reef was intersected, returning 0.28 g/t Au over 33 m.

Very little exploration work has been carried out on the Itetemia East, Itetemia Village and Mwingilo prospecting licenses.  Only limited mapping and soil sampling have been carried out.  At present, no work is being carried out on the Ngula prospecting license.

Recent Exploration (Including Drilling)

2000 Exploration Program

Barrick provided the funds for the 2000 program to the Company through share subscriptions, as provided in the Barrick Venture Agreement.  Pursuant to the Barrick Venture Agreement, 80% of the funds subscribed for are required to be incurred in respect of the Itetemia Property. The total cost of the 2000 program, including support services was $809,148.

On behalf of Barrick, the Company carried out the following exploration program in 2000: A total of 211 geochemical soil samples were collected on 21 line segments utilizing a 50 m sample interval. Twenty-eight samples came from Itetemia, 90 from Itetemia North, 9 from Itetemia Village and 84 from Mwingilo.  This soil survey confirmed most of the main anomalies, and some secondary and isolated anomalies interpreted from the earlier survey.

A RAB drilling program, comprising 448 holes and totalling 9,862 m was undertaken on the Itetemia and Ngula licenses during the period from May 23 to June 19, 2000.  The main targets of this drilling were gold soil anomalies, HLEM conductors, I.P. anomalies and mafic/felsic contacts. With respect to the Ngula prospecting license, two fences, NA and NB, were drilled to test HLEM conductors located in the central part of the license. These conductors are thought to reflect a north-northwest shear zone.  The fences intersected the shear zone, but did not encounter any significant gold mineralization. On the Itetemia prospecting license, three areas were designated for RAB drilling during the 2000 program, namely, (i) the Golden Horseshoe Reef area, (ii) the southwest corner area and (iii) the southeast corner area.

A multi-purpose drilling program, consisting of a combination of RC and diamond drilling in the same hole, was carried out during the period from June 28 to August 5, 2000 on the Itetemia prospecting license.  Four holes were drilled for an aggregate total of 1,558.2 m comprising 526.0 m of RC drilling and 1,032.2 m of diamond drilling.  Two holes ITDD-69 and 70 tested the "QFP/Reef 2" located in the southwest corner of the license, targeting the lateral and depth extensions of the QFP intersected in diamond drill hole ITDD-37, grading 0.40 g/t Au over 40.1 m.  Holes ITRC-71 and 72 holes tested the northwest extension of the Golden Horseshoe Reef. A subsequent diamond drilling program was carried out during the period from August 17 to October 20, 2000 and consisted of 12 holes totalling 2,376.8 m. The objective of this program was to test the Golden Horseshoe Reef at depth and along strike to the west, the southwest corner area and 7 anomalies identified during the 1999 soil sampling program.  The drilling results are summarized in the table below:

2000 MULTIPURPOSE AND DIAMOND DRILLING PROGRAM
(significant assays >0.19 g/t Au and >1,000ppm Cu+Zn+Pb)
HOLE	FROM	TO	INTERVAL	Au	Cu	Zn	Pb
	(m)	(m)	(m)	g/t	(ppm)	(ppm)	(ppm)

ITRC-69	248.8	252.0	3.2	0.217	n/a	n/a	n/a
ITRC-71	453.5	467.5	14.0	0.140	390	7,140	3.850
ITRC-72	370.3	377.0	6.7	0.106	170	1,330	40
ITDD-40	335.9	366.5	30.6	3.65	365	639	n/a
including	337.8	343.8	6.0	7.75	867	1,359	n/a
including	337.8	342.2	4.4	9.80	1,109	1,290	n/a
including	351.0	359.0	8.0	5.49	449	806	n/a
including	351.0	354.4	3.4	8.84	496	1,158	n/a
ITDD-41	309.0	330.4	21.4	1.55	86	481	n/a
including	311.9	316.6	4.7	2.63	166	1,512	n/a
ITDD-42	115.5	118.1	2.6	1.07	534	837	n/a
ITDD-43	134.0	135.5	1.5	1.22	n/a	n/a	n/a
ITDD-44	128.0	131.2	3.2	2.50	n/a	n/a	n/a
ITDD-46	117.9	120.9	3.0	0.98	n/a	n/a	n/a

2001 Exploration Program

During 2001, the Company carried out, on behalf of Barrick, the following exploration program.  Barrick provided the funds for the 2001 program to the Company through share subscriptions, as provided in the Barrick Venture Agreement.  Pursuant to the Barrick Venture Agreement, 80% of the funds subscribed for are required to be incurred in respect of the Itetemia Property.  The total cost of the 2001 program, including support services was $554,046.

In May 2001, the Company reported that two holes, totalling approximately 1,100 meters, were drilled to evaluate the down dip potential of gold mineralization in the Golden Horseshoe Reef deposit. The results of this drilling are summarized in the following table:

MINERALIZED INTERVAL
DDH#	Grade (g Au/t)	Width (m)	Interval (m)	Zone
GHDD-25	2.10	27.20	479.40-506.60	Mineralized Envelope
2450E; 100S
Location Includes:	3.14	16.45	483.45-499.90

Contains:	4.58	6.50	484.35-490.85	South Zone
	6.73	1.40	498.00-499.90	North Zone

	11.0	1.00	518.50-519.50	Quartz Feldspar Poryphyry
GHDD-25W	2.15	49.8	464.50-514.30	Mineralized Envelope
2450E; 100S
	4.42	2.9	470.50-473.40	South Zone
Contains:	5.59	2.2	476.10-478.30	North Zone

The recent deep core drilling of the Golden Horseshoe has confirmed that gold mineralization over widths of approximately 50 meters has been traced from surface to a vertical depth of 440 meters. The gold mineralization occurs primarily within two discrete gold zones, the South and North zones, and appears to plunge 55° to the northwest. Gold mineralization intersected in Hole GHDD-26 indicates that the geologic structure hosting the gold mineralization of the Golden Horseshoe Reef deposit may transect the felsic package of rocks. This suggests that the gold mineralization may extend further to the west, beyond the basaltic rocks that were previously thought to represent the western limit of the gold mineralization.

The Company is of the opinion that the drill results correlate well with the geology and gold mineralization identified by previous surface trenching and shallow core drilling. Additional drilling is required to provide adequate information of the continuity of the geometry and grade of the gold mineralization for updating the current resource estimate.

2002 and 2003 Exploration Programs

During the 2002 fiscal year, the Company has carried out only minor surface work on the Itetemia Property at a cost of $250,364.  No drilling was conducted and no significant new results were reported.  During the 2003 fiscal year, the Company incurred only minor geochemical and geophysical work of $13,910 on the Itetemia Property.

Geology

Regional

The Lake Victoria area contains 12 Archean Nyanzian greenstone belts which are surrounded by and have been interrupted by numerous granitic intrusions.  The Nyanzian belts comprise a volcano-sedimentary sequence composed of mafic to felsic volcanics (lavas and tuffs), BIF and shales. The greenstone belts have been grouped into locally distinct geographic regions.  One of these regions is the Southwest Mwanza Region which includes a large area south of town of Mwanza, located on the south shore of Lake Victoria.  There are five greenstone belts in the Southwest Mwanza Region, one of which is the Ushirombo belt. The Ushirombo belt is an east-west trending belt, the eastern end of which is located approximately 25 km west of the southern end of Smith Sound on Lake Victoria. The eastern end of the belt is arcuate in shape and trends northerly tangential to the northwestern flank of the Siga Hills.

Property

The Itetemia Property is underlain by the northerly trending eastern portion of the Ushirombo Nyanzian greenstone belt.  Granite underlies the eastern and northern portions of the property.  The greenstone/granite contact trends northerly through the east-central portion of the Itetemia prospecting license and through the central portion of the Itetemia East prospecting license onto the Itetemia Village license; at which point, the contract tends westerly through the Mwingilo license cutting the northeast corner of the Ngula license. Sixty percent of the Itetemia, Itetemia North and Ngula licenses are underlain by the Nyanzian greenstone belt.  The remaining 40% is underlain by granite.  Granite variably underlies 90 to 100% of the Itetemia East, Itetemia Village and Mwingilo prospecting licenses. The mbuga soil covers 10 to 40% of the property.

Lithology

The lithologies encountered on the Itetemia and Itetemia North prospecting licenses can be divided into three volcano-sedimentary domains: (i) Northeast Domain, (ii) Central Domain and (iii) Southwest Domain. The granite truncates these domains to the east. The Northeast Domain is composed of basalt, felsic flows, thick to thin sequences of argillite and dykes/sill of gabbro.  The domain is up to 3 km thick, exhibits a north to north-northeasterly trend and has numerous extensive HLEM conductors.  The conductors are related to argillite dominantly located in one horizon at the top of the sequence.  A massive sulphide unit/zone is situated at the bottom of this horizon marking change in the volcanism.

Mineralization

The sulphide mineralization encountered on the Itetemia Property comprise massive to semi-massive, stringers, veins and veinlets, disseminated and nodular mineralization.  The types of mineralization are (i) sulphides associated with volcanism activity; (ii) remobilized sulphides associated with deformation (shear hosted); and (iii) sulphides associated with sedimentation.  The gold and metallic contents associated with this mineralization are variable and the relation between the grades and the mineralized type is not well known at this stage.

The massive to semi-massive sulphide mineralization seems to be related to volcanism.  It occurs in two areas on the Property.  One area is located in the northern part of the licenses and has been intersected by the hole ITDD-06.  More than 30 m. of sulphides were intersected at the contact between a QFP and an argillite horizon separating two pillowed basalts.  The sulphide content ranges from 10 to 90% pyrrhotite, 2 to 5% pyrite, trace to 5% sphalerite, trace to 1% copper.

The Golden Horseshoe Reef mineralization occurs as massive sulphide veins locally ranging from 15-30 cm wide.  Sulphides dominantly appear in veins/veinlets less than 5 cm wide in felsic volcanic rocks.  Five to thirty percent pyrite-pyrrhotite is common over sections of 1 to 15 m along the holes.  They are sub-concordant and parallel to the schistosity.  The strong shearing at the Golden Horseshoe Reef probably represents a remobilization of the sulphides.

Mineral Resource Estimation

Cautionary Note to U.S. Investors Concerning Estimates of
Measured and Indicated Mineral Resources

This section uses the terms "mineral resource" and "inferred mineral resource".  We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

In 1998, Minestart Management Inc. ("Minestart") was retained by Tancan to prepare a mineral resource estimation for the Golden Horseshoe Reef.  The mineral resource was calculated based on 13 diamond drill holes which were drilled at 25 m. intervals along strike for approximately 300 m. and to a depth of approximately 50 m. The mineral resource was calculated using polygons on cross-sections incorporating a 2 g/t gold cutoff and a constant bulk density of 2.7 tonnes/cubic meter. Minestart estimated the mineral resource for the Golden Horseshoe Reef to be 500,000 tonnes grading 7 g/t gold.  As an integral part of its review, the Company hired Steffen, Robertson and Kirsten Consulting (Canada) Inc. ("SRK") to review the mineral resource estimate prepared by Minestart, and SRK provided the following observations:

  SRK believes there is a need for more near-surface and down-dip information in order to better define the controls on the mineralization and the geometry of the mineralized horizon. With respect to the density, SRK notes that the bulk density was used for estimating the bulk tonnage. Given the climate and the weathering environment, the density of sulfide rich rocks and volcanics could vary considerably and based on their experience it may be required to weigh the assays during compositing and estimating the bulk tonnage of the mineralized and unmineralized zones.

  With respect to the 2.0 g/t cutoff grade used in the estimation, SRK believes that initially, it might be possible to mine the reef by way of a very narrow and shallow open pit.  However, it is more likely that given the higher grade mineralization, narrow widths and current limited strike length the Golden Horseshoe Reef would be more amenable to underground mining methods.  As such, the cutoff grade of 2.0 g/t gold initially used to estimate the mineral resource may be too low.

  With respect to the diamond drilling core recovery, SRK considers the NQ size to be appropriate and that it has been appropriately split using a diamond saw.  The split core remains in good condition and is stored on-site in a proper facility. The rock quality is very good. The core recovery is excellent.

SRK believes the mineral resource estimation prepared by Minestart to be an inferred mineral resource as defined by standards set by the Canadian Institute of Mining, Metallurgy and Petroleum (see: "Glossary of Technical Terms - Canadian Terminology" at page 5 herein).

THE ITETEMIA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY PROPOSED PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Luhala Property

The following discussion regarding both the Luhlala and Lunguya Properties below is summarized from a technical report prepared in accordance with the requirements of NI 43-101F dated February 28, 2003 entitled, "Report on the 2002 Exploration of the Luhala Concessions and the Lunguya Concessions, Lake Victoria Goldfields District, North-Central Tanzania" by Dr. Jim L. Oliver, Ph.D., P. Geo. (the "Luhlala and Lunguya

2002 Report").  The reader is referred to the complete text of the Luhala and Lunguya 2002 Report, which is available at www.sedar.com, filed on March 10, 2003 under the heading, "Other".

Property Description and Location

The Luhala property is located in Misungwi District of Mwanza Region of Tanzania. It lies approximately 70 kilometres south of the city of Mwanza.  The Luhala property consists of five (5) prospecting licenses (namely, the Luhala PL 1451/00, Shilalo PL 2297/03, Ngobo PL 1559/00, Sima PL 1560/00, and Luhala PL 2519/04).  These prospecting licenses are in good standing with respect to required filings and payments with the Government of Tanzania.

The Company has a 100% interest in the Luhala prospecting license, and has the right to acquire a 100% interest in the Ngobo and Sima prospecting licenses by making a series of payments to the property holder, Widescope Promotion Ltd. ("Widescope"), totaling US$120,000 over six years for the Ngobo license and US$84,000 over six years for the Sima license.  Widescope retains a 2% net smelter returns royalty on both the Ngobo and Sima licenses, which the Company may buy back, in each case, one-half (i.e. 1%) for US$1,000,000. For the Shilalo license, the Company has the right to acquire a 100% interest by making a series of payments to the property owner totaling US$16,000.  The Shilalo property owner retains a 2% net smelter return royalty, of which the Company may buy back one-half (i.e.1%) for US$ 250,000.

Each of the prospecting licenses forming the Luhala property has the following mandatory annual work and rental payments:

Prospecting License	Work Program	Annual Rentals	Minerals Covered
Luhala (PL 1451/00)	None	US$757.20	all excluding building materials and gems
Luhala (PL 2519/04)	None	US$757.30	All excluding building materials and gems
Shilalo (PL 2297/03)	None	US$274.40	all excluding building materials and gems
Ngobo (PL 1559/00)	None	US$666.00*	all excluding building materials and gems
Sima (PL 1560/00)	None	US$1140.00*	all excluding building materials and gems

*These requirements are not fully at this time because application has been made for the relinquished one-half portion of the relevant license, which application is pending at this time.

The Luhala property covers an area of approximately 101.88 square kilometers.  The target on the Luhala property is gold stockwork mineralization associated with felsic rock units in dilational structures.  There is widespread gold mineralization on the property over a 6.25 square kilometer area.

The Company has incurred total net costs (after any recoveries) of $2,589,190 on the Luhala Property to February 29, 2004.  The Company plans to conduct a further US$100,000 in RC drilling during the fiscal year ending August 31, 2004.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Luhala Property is via the main Mwanza - Shinyanga road, which is a single lane, good to excellent quality, asphalt highway.  Approximately 45 kms south of Mwanza, a dirt road from a junction at the settlement of Manawa, leads southwest to the town of Misasi.  The property has year round access, although seasonal winter rains, December to March, may result in flooding in low lying areas which are dominated by mbuga (black organic rich laustrine flood soils).  Most lowland areas are under active cultivation, corn, rice, beans and mixed crops, by subsistence farmers.  Low scrub and thorn bushes cover the small hills.  The area has been, for many years, deforested by local agricultural practices.

At Luhala, the mean elevation is approximately 1,200 m above sea level, with a series of small sub-rounded hills, rising up to one hundred metres above the surrounding plain.  These hills are typically formed by either resistive iron formations or felsic volcanic rocks.  Mafic volcanic rocks weather recessively and are typically only exposed in trenches through well formed laterite profiles.  Laterite development is extensive with brick-red laterites overlying weak mottled zones and saprolites at a depth of approximately 3-5 m's.  Deep weathering penetrates 45 - 60 m's vertically within the subsurface.

An enthusiastic and competent labor force is available through the surrounding villages, and local people have been routinely hired during the trenching, drilling and soil sampling programs conducted on this property.  However, no other significant infrastructure is available.

History

Luhala has had a significantly more protracted exploration history than Lunguya, beginning with the initial exploration by the then Tanganyikan Geological Survey in 1947.  The exploration history of Luhala may be summarized as:

LUHALA EXPLORATION HISTORY SYNOPSIS

Year	Operator	Work Performed
1947	Tanganyikan Geological Survey	Underground adit, Shilalo West
1960's	Unknown	Minor test pits and trenches
1994	Tan Range	Grab sampling and panning, Luhala Hills
1996	Tan Range	Airbourne magnetic survey, 505 m diamond drilling in two drillholes
1997	JCI/Tan Range	MMI survey, 5,700 samples collected, geological mapping and sampling, 243 grab samples, gradient array IP over Lahula Hills, 5 DDH's for 549 m
2000	Newmont/Tan Range	251 Rotary Air Blast (RAB) drillholes
2001	Tan Range	10 DDH's, 1204 m, trenching and sampling, 32 RAB holes, totaling 1969 m. Regional mapping
2002	Tan Range	Property mapping.
2003	Tan Range	Updated geological model

The sole activities conducted on the Luhala project during 2002 were mapping and surface sampling. No drilling programs were completed on the property in 2002.  The work programs at Luhala to date have greatly enhanced the Company's understanding of the geological and structural environment on the property.  Future drill targets in the South Shilalo and Kisunge areas are now based on an updated geological model.

Geology

Luhala is found within the eastern portion of the Buhungukira Belt, a local place name assigned to one to the eight greenstone belts in the Lake Victoria District.  These rocks are believed to be the eastern continuation of the Geita  Greenstone Belt and consist of dominantly Upper Nyanzian rock sequences.

In the Luhala area, the predominant structural grain is dominated by an early deformational event which has deformed all supracrustal rocks into tight, south to southwest plunging, west overturned, synforms and antiforms.  The short limbs of these folds may have east-west strikes and modest, 40 degree south dips. The long limbs of these folds have north to northeast strikes and generally much steeper, 60 - 80 degree, and east dips.

At Luhala, three principal mineralized zones have been identified. These include Kisunge Hill, Shilalo South, and Shilalo West.  All of the three principal mineralized areas are linked by a common southwest plunging antiform, the limbs of which are separated by 500 to 800 m's and converge just south of Line 6200 E and 3800 N.  Mineralization to Kisunge Hill is associated with a chert - felsic volcanic contact.  As Shilalo South, structurally controlled gold mineralization closely tracks the position of a massive to locally well-bedded chert or cherty iron formation.  The results of diamond drilling in Shilalo West strongly outline the importance of the felsic volcanic - chert - structural sites and gold association.  For example, borehole LSD - 08A is collared in the hangingwall to the Shilalo West mineralized zone, traverses the host rhyolite-chert lithology, and terminates in the footwall.  This borehole intersected significant gold mineralization of 3.55 g/t Au over 5 m near the hangingwall contact of the felsic volcanic rocks, and is mineralized repeatedly at over one gram ranges throughout much of the felsic host interval, which in this borehole is over 35 metres thick.

The felsic volcanic rock package at Shilalo West once again presents an excellent structural site for the development of dilatant sites and gold mineralization.  As at Shilalo South, a well defined planar, brittle-ductile structural zone was not identified at Shilalo West.  Gold distribution is likely related to volumes of extensional and shear extensional veinlets, which are developed within the felsic volcanic rocks at or near, the felsic volcanic "red tuff" contact.

Exploration

Exploration at Luhala has included the following material work:

1.

The development of a strong, 1:5,000 scale geological map base tied to sub-surface geological data. The geological base has strong predictive value and may be used to guide and interpret both the results of historical drilling and plan future programs.

2.

RC and diamond drilling conducted during 2001 on the Luhala property was successful in "ground truthing" the interpreted structural style and conclusively demonstrating the association of multi-gram per tonne gold mineralization at well defined structural and stratigraphic sites, particularly antiform - synform closures near felsic volcanic -  tuff contacts.

Mineralization

At Luhala, gold mineralization is associated with zones of diffuse silicification, localized around small cm and mm scale fractures within competent chert and felsic volcanic rock units.  Major discordant vein structures are not identified and planar high strain zones are absent.  The width of these intersections may be estimated as approximately true width but this may only be ascertained through the construction of a complete set of geological sections which reconcile sub-surface and surface geological data.  Currently these kinds of sections are available for only a few of the total required areas.

No specific gravity data have been calculated for any of the rocks cored in these intervals and without strong cross sectional control, no reliable resource estimates for any of the principal mineralized zones at Kisunge, Shilalo South and Shilalo West may be calculated.

Drilling

Drilling programs were completed on the Luhala prospecting license in 2001, consisting of nine diamond drill holes, totaling 1,865 metres with an average depth of 207 metres.  The holes were planned along the three best RAB section lines (7400E, 7600E and 8000E) on Kisunge Hill, as well as some testing of a lower ranked target on the Shilalo South.  Some gold mineralization was encountered, including 4.3 metres at 1.84 g/t, 8.5 metres at 1.23 g/t, and 14.4 metres at 5.72 g/t, using a 1g/t cut-off.  Diamond drilling has shown that these gold zones do not continue at depth.  The distribution of gold at Kisunge would appear to be flat or near flat dipping.  There is insufficient drill hole coverage to tie up the numerous different rock types found at depth.  Most of the drill holes stopped in fresh rock, but it is not possible to model the significance of these rock types at depth.

No drilling programs were conducted during 2002 or 2003 on the Luhala Property, but a further US$100,000 in RC drilling is proposed during the 2004 exploration season.

THE LUHALA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY PROPOSED EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Lunguya Property

Property Description and Location

The Lunguya Property is located in the Kahama District of Tanzania, and the Company's interest therein is held indirectly through Tanzam.  The Lunguya Property is situated in the Lake Victoria Greenstone Belts, approximately 100 kms by air to the southwest of Mwanza and about 15 kms south of  Bulyanhulu.  The

Lunguya Property consists of six (6) prospecting licenses (namely, the Lunguya 1766/01, Lunguya East 1887/02, Shilela North 2059/02, Shilela 2472/04, Lunguya West PL 2193/03 and PL 1990/02).  These prospecting licenses are in good standing with respect to required filings and payments with the Government of Tanzania, although the Shilela prospecting license is under application for renewal.

With respect to Lunguya PL 1766/02, in January, 2003, a Shareholder's Agreement was entered into wherein a new company, Lunguya Mining Company Limited ("LMC"), was created to form a joint venture between Northern Mining Consultancy Company Limited ("NMCCL"), Tanzam and LMC.  Tanzam has a 60% shareholding and NMCCL has the remaining 40% shareholding in LMC.

The Lunguya Property covers an area of 333 square kilometers.  There are no work requirements, and property payments on each of licenses are as follows:

Prospecting License	Annual Rentals & Preparation Fees	Minerals Covered
Lunguya 1766/01	$1,628.60	all excluding building materials and stone
Lunguya East 1887/02	$1,896.8	as above
Shilela North 2059/02	$885.60	as above
Shilela 2472/04	$1,225.00	as above
Lunguya West PL 2193/03	$1,822.80	as above
PL 1990/02	$405.80	as above

Through prospecting and mining option agreements, the Company has options to acquire interests ranging from 60% to 75% in the six (6) licenses.  To maintain the options, the Company is required to make certain expenditures and fund all exploration costs of the properties.  During the fiscal year ended August 31, 2003, the Company abandoned one of the licenses, and wrote-off $35,342 in costs deferred to such license.  There are no royalties to the original license holder.  At Shilela North, through a Prospecting and Mining Option Agreement signed by Tanzam dated June 25, 1999, the Company is obligated to make annual payments of US$7,000 until commencement of exploration or abandonment, with no royalties, and a right to obtain a 70% working interest in this project.  The payment schedule is identical at Shilela.  At Lunguya East, US$12,000 annual payments are required until commencement of exploration or abandonment, the Company can earn up to an 80% interest and no royalty is required.  For PL 1990/02, through a Prospecting and Mining Option Agreement dated June 10, 1999, the Company can earn a right to obtain a 75% working interest in this project and no royalty is required; an initial payment of US$50,000 was made and no annual payments are required.

Internal to the Lunguya prospecting license (1766/01) is a small approximately 1.0 square kilometre primary mining license ("PML").  The PML is currently held by Mr. Joseph Magunila who is exploiting the Nyamakwenge Reefs.  Negotiations for control and the validity of this license is currently under discussion with relevant private and government third parties.  Portions of the currently known veins at Lunguya and some of the RC and Lunguya diamond drilling, conducted by the Company in 2002, lie within this mining license.

The Company has incurred total net costs (after any recoveries) of $2,605,034 on the Lunguya Property to February 29, 2004.  The Company proposes to conduct only minor rotary air blast drilling of US$10,000 on the Lunguya Property during the fiscal year ending August 31, 2004.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Lunguya Property can be reached by plane from Mwanza to an airstrip accommodating Bulyanhuylu or by road via Geita up to the Bulyanhulu/Kahama road intersection. From Kahama, the property is located approximately 8 kms to the south, toward Lunguya village. Secondary roads and trails traverse the property. The Nyamakwenge Reef, located in the northeastern part of the property, can be accessed using a 12 kms dirt tract passing to the north of the property.  Climate and elevation are similar to the Luhala Property.

Very little outcrop (less than 1%) has been identified at Lunguya.  The entire property is flat and covered largely by granitic sands and grey orange laterities derived from granitic sources.  Like Luhala, Lunguya is actively cultivated, but also is being actively mined by a few score artisenal miners along the trend of the Nyamakwenge Reefs.  No significant infrastructure, power or water is available on site.  However, the entire infrastructure of the region including electricity, air transport, health clinics, schools, and improved road networks, have been greatly improved due to the proximity to Barrick's Bulyanhulu mine, some 20 kms to the north.

History

Exploration in the Lunguya area has had a much briefer history than the exploration of the Luhala area.  Reconnaissance overviews of this area are documented, but no significant historical exploration activities are known to the Company.  The license was acquired by the Company in 2001 and a program of bulk leach extractable gold (BLEG) sampling, geological mapping, rock sampling, reverse circulation (RC) and diamond drilling was initiated.

Geology

The very limited outcrop exposures on the Lunguya concession necessitate development of a geological and interpretive environment largely based on geophysical interpretations.

Regionally, Lunguya is located near the eastern terminus of the inner volcanic arc, lower Nyanzian, of the Sukumaland Greenstone belt.  The succession is dominated by tholeiitic volcanic rocks containing lesser felsic tuffaceous rocks and  argillaceous horizons cut by thin quartz porphyry dykes and sills.  The thick, banded iron formation and felsic flows characteristic of the outer arc Upper Nyanzian sequence are absent. Most of the map scale granite - greenstone contacts strike north-south.  No information is available with respect to the orientation of sub-surface contacts.

At Lunguya, all currently known, auriferous structural zones track at an oblique angle, the eastern granodiorite-mafic volcanic contact.  Auriferous veins strike at 020° to 030° with the dominant intrusive volcanic contact trending at approximately 360°.  On the property scale, two 330° trending fault  structures are interpreted to offset the Lunguya vein into two fault repeated vein segments, having strike lengths of  approximately 180 and 300 m.  A few score artesinal miners have exploited these veins to a depth not exceeding 30 vertical m's subsurface. A second set of auriferous reefs, the Nyikoboko Reefs, are located 12 kilometres to the south. This area is associated with a smaller set of largely inactive artisanal dumps and workings.

Exploration

Exploration at Lunguya has included the following material work:

1.

Rock geochemical surveys were successful in defining the principal mineralized trends of auriferous vein systems at Lunguya.  Reconnaissance mapping programs have established a spatial relationship of granite greenstone contacts to the localization of auriferous quartz veins.  The proximity of these contacts is clear at both the Nyamakewnge and Nyikoboko Reefs.

2.

Diamond drilling programs on the Nyamakwenge and Nyikoboko Reefs have been successful in demonstrating excellent geological continuity of the vein systems. Continuity of gold grades within  these vein systems is more problematic.

3.

In combination with geological mapping, diamond drill programs have established the strong likelihood that the Western and Eastern Reefs at Nyamakwange represent a common, fault repeated vein system with dextral and reverse offsets.  The re-constructed length of the known segments of this vein system is approximately 475 m's.  The vein ranges in thickness, cross sectional indicated, from 1.0 to 8.0 m's.

4.

Using right handed or dextral offsets, several apparently unrelated geochemical anomalies may be tied to interpreted dextral fault offsets of the Lunguya vein system.

Mineralization

Lunguya is a mineralized brittle ductile strain zone, developing internal to a major granite-greenstone contact. Gold is associated with one fault offset vein which is likely broken into two segments, the Western and Eastern reefs.  Lesser veins are also present.  Initial sampling of artisenal vein waste dumps indicated the presence of well mineralized dump samples.  The site contained greater than 200 of these small pits-shafts ranging from 1 to 20 metres deep.

Diamond drill and RC programs at Lunguya have demonstrated excellent geological continuity of the Nyamakwenge West and East Reefs but weaker continuity of grade.  The difficulty in obtaining representative gold grades from small core samples of vein material containing coarse particulate gold is a well documented phenomenon.  Significant assays obtained during the 2002 diamond drill program at Lunguya are summarized in Table 4 of the Luhala and Lunguya 2002 Report.  Widths in these boreholes are approximately true widths and the boreholes have been collared roughly perpendicular to the strike and dip of the mineralized structural zones.

Drilling

Two programs of drilling where initiated on the Lunguya property during 2002. This included a seven hole RC program totaling 535 metres completed in late August 2002.  A follow-up diamond drill program consisting of 1175 metres, in 18 boreholes was completed in November and December of 2002.

Core recovery measurements where made on site by geotechnician of the Company.  RC boreholes (LGRC 01 - 07) utilized the same grid system as the diamond drill program.  The location of all drill collars were marked with concrete monuments.  Drilling was concentrated on the Lunguya Reefs (11 boreholes) with three boreholes completed on the Nyikoboko Reefs.  A series of geological cross-sections and plans (Figures 10 to Figure 18 in the Luhala and Lunguya 2002 Report), summarize the results of these programs.  Both RC and diamond drill data are combined on these sections.  Drill collar locations for 12 diamond holes and 7 RC holes on the Nyamakwenge Reefs are shown on Figure 9 of the Luhala and Lunguya 2002 Report.  Drill logs for diamond drill holes are compiled on Appendix III and for RC holes in Appendix IV of the Luhala and Lunguya 2002 Report.  Assay results for diamond drill holes are compiled in Appendix V and RC assay data in Appendix VI of the Luhala and Lunguya 2002 Report.

THE LUNGUYA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Tulawaka Project

The Tulawaka Project is located in the Biharamulo District of Kagera Region of Tanzania and is approximately 160 kilometers west-southwest of Mwanza town.  The Tulawaka Project consists of eight (8) prospecting licenses, including two (2) licenses held through Tanzam.  These prospecting licenses are in good standing with respect to required filings and payments with the Government of Tanzania.  The Company has incurred $1,494,346 in total costs on the Tulawaka Project to February 29, 2004.

The Tulawaka Project covers an area of approximately 334 square kilometers.  The property lies on an east-west magnetic trend, between the Kakindu gold discovery (Ashanti) and the Tuluwaka gold discovery (Pangea).  RAB (rotary air blast) drilling on the Mnekezi property intersected mineralized chert sequences which included intersections of 5 meters @ 0.26 grams/tonne gold, 3 meters @ 0.24 grams/tonne gold and 1 meter @ 0.37 grams/tonne gold.  The majority of this project has been joint ventured to MDN.

THE TULAWAKA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Lake Victoria Goldfield Properties

The following discussion regarding the Lake Victoria Goldfield Properties below is summarized from a technical report prepared in accordance with the requirements of NI 43-101F dated March 21, 2002 entitled, "Project Technical Review on 52 Prospecting Licenses, Lake Victoria Goldfields Tanzania" by Stephen R. McMullan, P. Geo. of  Poseidon Geophysics (Pty) Ltd. (the "52 PL Report").  The reader is referred to the complete text of the 52 PL Report, which is  available at www.sedar.com, filed on March 28, 2002 under the heading, "Technical Reports".

Property Description and Location

Tanzam, a privately held mineral investment company wholly-owned by the Company, currently holds various interests in 46 prospecting licenses in the Lake Victoria Goldfields Belts of north-western Tanzania (the "LVGB") in order to explore for economic mineral deposits.  The total land area currently held under license is 3374.13 km2.

Tanzam engaged Geodass (Pty) Limited of Johannesburg, South Africa (now Fugro Airborne Surveys (Pty) Limited) to undertake and manage an integrated mineral exploration program in the LVGB in August 1999. The exploration program was designed primarily to explore for gold mineralisation, without bias for mode of occurrence. Other commodities including base metals, diamonds and industrial minerals were also considered and suitable exploration methods were adopted for a multi-commodity approach.

As of the date hereof, Tanzam holds interests in the following 45 licenses:

Book #	JV Partner	JV%	District	Old PL#	New PL#	Sq Km
1	Wazawa	65%	Ushirombo, Kahama	752/97	1846/2001	40.2
2	Martedo Investment	65%	Diabohika Bukombe	1254/99	1795/2001	24.01
3	Afrigold Limited	65%	Igando, Biharamulo	1221/99	1798/2001	68.39
4	Tanzam	100%	Bwanga, Kahama	1163/98	1946/02	72.36
5	Jope Buisness/ Mineral Industries	65%	Nyambale, Geita	1226/99	1951/02	102.9
6	Tanzam	100%	Runazi, Biharamulo	1252/99	2198/03	34.41
7	Tesemining/F-Bminerals	51%	Runazi, Biharamulo	750/97	2102/02	90.3
8	Jope Business	65%	Kisengo, Biharamulo	1275/99	2448/04	78.88
9	Jope Business	65%	Nyaesero, Biharamulo	1218/99	2182/03	82.31
10	Tanzam	100%	Kaniha, Biharamulo	1164/98	1947/02	120.4
11	Tanzam	100%	Kaniha, Biharamulo	1161/98	1945/02	85.72
12	Tanzam	100%	Kaniha, Biharamulo	1162/98	1944/02	85.72
13	Tanzam	100%	Kaniha, Biharamulo	1250/98	2192/03	132.6
14	Tanzam	100%	Kaniha, Biharamulo	1249/99	2197/03	16.05
15	Tese Mining/ F-B Minerals	51%	Ikola, Bukombe	936/98	2040/02	83.99
16	Bazo Enterprises	65%	Msasa, Bukombe	947/98	1775/2001	39.77
17	Afrigold Limited	65%	Msasa, Kahama	1223/99	1796/2001	84.0
18	Martedo Investment	65%	Mulehe, Kahama	1400/99	2449/04	34.28
19	Tanzam	100%	Kigosi, Kahama	1251/99	2191/03	147.4
20	Abby's Mining Co	65%	Kigosi, Kahama	1180/98	1854/2001	154.3
22	Wazawa	65%	Ushirombo, Kahama	751/97	1749/2001	67.24
23	Martedo Investment	65%	Ushirombo, Kahama	1253/99	1794/2001	52.62
24	Charles Shumbi	70%	Ushirombo, Kahama	1192/98	1762/2001	33.6
25	Abby's Mining Co	65%	Bwenda, Bukombe	675/97	1758/2001	17.14
26	Tese Mining/ F-B Minerals	51%	Mwalo, Kahama	537/96	1754/2001	111.4
27	Tese Mining/ F-B Minerals	51%	Nikonga, Kahama	533/96	1930/02	51.4
29	Reapa Bus. Assoc. Inc.	65%	Mbogwe, Geita	1225/99	1942/02	154.3
31	Abby's Mining Co/ Nzega Imp/Exp	65%	Bwelwa, Kahama	RL196/99	2194/03	138.2
32	Abby's Mining Co/ Nzega Imp/Exp	65%	Isebya, Kahama	RL195/99	2195/03	161.2
34	Dalles & Shamwada	65%	Pembwe, Kahama	1269/99	2510/04	102.9
35	Germina Lukuvi	65%	Kanegele, Kahama	736/97	1815/2001	37.47
39	Afrigold Limited	65%	Bukombe, Bukombe	1222/99	1797/2001	52.62
42	Jsn Limited	65%	Bukweni, Kahama	847/97	2056/02	23.14
43	Afrigold Limited	65%	Ntobo, Kahama	1311/99	2502/04	51.41
44	Zahabu Investments	70%	Uyovu, Kahama	1319/99		63
45	Sigo Gems	65%	Nikonga, Kahama	66/92	1853/2001	22
46	Digitel Holdings	70%	Geita North, Geita	1087/98		59.5
47	Digitel Holdings	70%	Bwanga North, Biharamulo	1086/98	2506/04	51.45
50	Tamo Geo-Consult	80%	Bushirombo, Kahama	1401/99		156
51	Tamo Geo-Consult	80%	Bushirombo, Kahama	1402/99		88

52	Tanzam	100%	Bukondo, Geita		2196/03	11.23
53	Tangulf Express Ltd.	85%	Kongota, Geita		2070/02	50.81
54	RSR (T) Ltd.	85%	Nungwiza		2513/04	59.42
55	RSR (T) Ltd.	90%	Ngwangumbolwa		2514/04	8.381
	Teddy & Co.	90%	Igogo		App 880	58.23
81	Tanzam	100%	Bushirombo, Kahama	Relinquished 1/2 of 1401/99	2466/04	74.60
82	Tanzam	100%	Bushirombo, Kahama	Relinquished 1/2 of 1402/99	2467/04	43.57

(1)

The area of each license has been calculated based on geographic coordinates from the original license application in planar map coordinates.  Prospecting license numbers have been changed after registration under the Mining Act 1998.

(2)

A mineral right may be transferred upon application and approval by the Minister.

As of the date hereof, Tancan holds interests in the following prospecting licenses, not previously discussed herein:

Book #	License Holder	TancanJV%	District	Old PL#	New PL#	Sq Km
80	Tancan	100%	Kahama	Relinquished 1/2 of 1376/99	2375/03	9.32
103	Tancan	100%	Itetemia	1713/01	App R-234	8.57
111	Tancan	100%	Geita	276/95	1856/1	102.9
112	Kabahelele Mining Co.	80%	Tulawaka	1452/00	App 1138	15.95
113	Tancan	100%	Tulawaka	427/96	2473/04	54.01
119	Dia Consult	100%	Tulawaka		1757/01	5.2
120	Eb-Hance	90%	Kibara		2058/02	34.58
124	Charles Shumbi	90%	Kanagele	1375/99	App 743	22.92
125	Mega Deposit Explorers	90%	Kigosi		2019/02	495.1
127	Mega Deposit Explorers	90%	Miyabi		2020/02	150.8
130	Dismas Calist	90%	Shinyanga		2217/03	123.4
131	Makweba/Kusundwa	90%	Tulawaka		2295/03	39.46
132	Eb-Hance Co.	90%	Kibara		2308/03	53.35
133	Mussah Mussah	90%	Nyanzaga North		2279/03	35.79
134	Hasanet Ltd.	90%	Manonga		2272/03	54.82
135	Trust Marck Investments	90%	Manonga		2007/03	10.64
136	Mbonimpa, J&F	90%	Manonga		2461/04	116.5
137	Bey & Daniel	90%	Manonga		1187/01	37.96
138	Hasanet	90%	Manonga		2487/04	24.84
139	Dismast Calist	90%	Igunga		2458/04	152.4

History

Prior to Tanzam's acquisition of the original fifty-two prospecting licenses ("PL") in its current portfolio, little systematic work using modern exploration methods had been undertaken on the licenses. Tanzam acquired the licenses through negotiation with local vendors and prospectors, and by direct application to the Geological Survey (Madini), within the Mineral Resources Department of the Ministry of Water, Energy and Minerals of Tanzania.

Tanzam's interest in the prospecting licenses is variable, depending on the agreements with the individual vendors. However, it is common to all agreements with the vendors that Tanzam has exclusive rights to sell the project to a third party without restraint. Compensation to the vendors remains the responsibility of Tanzam.

Tanzam has granted to Barrick Exploration Africa Limited ("BEAL") an option to acquire the total rights, titles and interests held by Tanzam in the following three (3) prospecting licenses:

PL 1401/99

PL 2374/03

PL 2455/04

If such option is exercised, Tanzam is entitled to (i) certain payments after the Commercial Production Date (as defined) with respect to the first mine constructed by BEAL on any property covered by the licenses; and (ii) a 1.5% net smelter return (which may, in certain circumstances, be reduced).  Refer to Item 4A for further information on the option granted to BEAL.

The Company has incurred total net costs of $5,541,109 on the Lake Victoria Goldfields Properties to February 29, 2004.  The Company proposes to spend US$135,000 on rotary air blast drilling on the Lake Victoria Goldfields Properties during the fiscal year ending August 31, 2004.

Mineralisation

Lake Victoria Goldfields Belts

The Lake Victoria Goldfields have produced the greatest proportion of Tanzania's mineral wealth and are still the most fertile and prospective for gold exploration.  Ninety percent of Tanzania's gold production to 1991 had come from the district and new production is likely.  Significant gold resources have been discovered in the Lake Victoria Goldfields in the last decade by other third parties.

Artisanal Gold Mining

Official estimates indicate that artisanal gold mining in Tanzania produces 8 to 15 tonnes of gold per annum. Black market dealers have previously purchased most of this production, but Meremeta (a state-owned gold company) has set up regional buying centres to capture most of this production. The net benefit is both to the State in gaining foreign currency, and to the artisanal miners who can sell gold at set prices based on world commodity markets.

Historically, artisanal miners have only operated on a cash basis, i.e. where the gold grade was less than approximately 40g/t, the artisanals could not profitably mine the ore.  Artisanals actively explored the Lake Victoria Goldfields, and have discovered several significant deposits that are currently being developed commercially by other mining companies.

Geology

Tanzania is underlain by the Tanzanian Craton, a crustal block of predominately Archaean (>2,500 Ma) rocks surrounded and overlain by younger sediments and mobile belts.  It is one of the core blocks of Africa, and is essentially a continuation of the Congo Craton.

The Lake Victoria Goldfields consist of a granite greenstone terrain that extends northwards into SW Kenya.  The internal stratigraphy of the greenstone belts is reasonably well constrained.  It consists of a lower, essentially mafic, volcanic unit in which ultramafic rocks are rare, overlain by chemical and classic sediments and then felsic volcanics.  This assemblage is called the Nyanzian Group.  The Nyanzian Group is unconformably overlain by a classic sedimentary sequence, also Archean, known as the Kavirondian Group.  These sediments contain clasts of all Nyanzian lithogies, some of which appear to have been deformed before erosion.  In addition they contain debris of some granitoids.  However, the main period of granitoid emplacement post-dates the Kavirondian.  Although there was early tectonism, the main pervasive deformation post-dates the bulk of the granites, imparting a foliation to all these lithogies.  Some Archaean granitoids of the Belt appear to pot-date this foliation.  Further discussion on the regional and local geology is set out above, under the section on "Geology" for the Itetemia Property.

Exploration

The exploration program on behalf of Tanzam comprised the following elements:

Component	Description	No of Samples/Kilometres
Desk Studies
Literature database	Compilation of all available technical literature on geology and mineralisation of Tanzania, document scanning, indexing and OCR	>300 references; 10,000 pages
Air Photography Interpretation	Government uncontrolled panchromatic airphotos used as reference for field mapping	450 photos @ 1:50,000 scale
Geographic Information System	All available published Government topocadastral, geophysics and geology maps scanned, georeferenced and digitised	35 topocadastral maps; 10 geology maps; and 30 geophysics maps
Landsat TM	Georeferencing using map control points, calculation of iron oxide, clay ratios, various band combinations, principal component analysis (Crosta alteration index)	One scene 160 X 185km
SPOT satellite imagery	Georeferencing using map control points, scene mosaic, digital base map, structural analysis, identification of artisanal workings	Eight scenes 60 X 60km
Orientation Program
Soil profile mapping	Mapping of the soil profile in trenches and artisanal workings	Trenches in PL1846/01
Lunguya Kimberlite Orientation	Examination of previous Open File exploration work, indicator mineral sampling	Lunguya kimberlite area

Mine visits	Geological tours of Golden Pride (Resolute) and Chocolate Reef (Anglo American/Pangea)	2 tours
Airborne Geophysics
Magnetic gradiometer, radiometrics and VLF-EM	Fugro Airborne Surveys Triax® aeromagnetic gradiometer, 256 channel radiometrics and VLF-EM	36714 line kilometres @ 250m line spacing; approximately 8500km2
GEOTEM test survey	Fugro Airborne Surveys (Geoterrex Canada), Utambala, Musindikwa and Katente artisanal workings in PL1401/99 near Ushirombo village.	200 lkm @ 250m line spacing; 6 X 8 km area
Field Program
Regional Aeromagnetic Interpretation	Identification of magnetic lineaments indicative of structure, magnetic fabric indicating foliation, shearing and stratigraphy, pseudo-geology mapping	36714 line kilometres; approximately 8500km2
Soils Mapping	Combination of Landsat TM imagery, airborne radiometrics, and DEM to identify soils and erosional surfaces for interpretation of underlying geology and planning geochemical programs	Entire project area; approximately 8500km2
Artisanal Mapping	Identification of artisanal workings from SPOT imagery and records from airborne survey	139 artisanal workings identified
Regional mapping

Integrated interpretation of Air photos, geophysical and satellite imagery and geophysics, regional structural interpretation, identification of areas of alteration, detailed interpretation of high ranked prospecting licenses

Entire project area; approximately 8500km2
Gold Analysis Samples	726 samples fire assay Humac Laboratory Mwanza 1045 samples Aqua Regia wet chemical assay Humac laboratory Mwanza	726 samples fire assay; 1045 samples wet chemical method
Multi element geochemistry Samples	726 samples 45-element ICP-MS Omac Laboratory Ireland	726 samples
License boundary survey	OmniStar differential GPS survey on corners of prospecting licenses	184 points
Kimberlite program	Identification of discordant sub-circular aeromagnetic targets	195 targets identified; 98 targets sampled

Prospecting License Ranking Criteria

The prospecting licenses in the Tanzam portfolio in Phase I have been ranked according to the following criteria for potential to host gold mineralisation:

(a)

Regional structural controls for mineralisation (including relative ages) interpreted from airborne geophysics and satellite imagery should be present.

(b)

The presence of artisanal mining on a prospecting license, especially if it is currently active.

(c)

Underlying "prospective" lithologies (eg. banded iron formation that had been sheared is a known host for gold).

(d)

Indications from assay data that gold or a marker element present in anomalously high concentrations. This criterion will take into consideration possible near-surface leaching, nature of the sample (regolith, grab rock specimen, etc).

(e)

Indication of hydrothermal alteration associated with mineralisation.

(f)

Proximity to known gold occurrences.

From the Phase I program, nine prospecting licenses have been ranked high potential for gold mineralization, and an additional eight have been categorized as moderate-high potential for gold mineralization. Within the high ranking prospecting licenses, twenty-nine targets over a 715.36km2 area warrant detailed follow-up.

Prospecting Licenses Ranked "High"	Prospecting Licenses Ranked "Moderate-High"
1846/01	1762/01
1798/01	1225/99
2182/03	RL120/99
1854/01	RL139/99
1749/01	1269/99
1766/01	2059/02
2374/03(1)	2472/04
2455/04 (1)	1853/01
1401/99(1)

(1)

Prospecting licenses over which BEAL has an option.

Conclusions from Phase I

The LVGB is generally under explored using modern exploration methodology. The Tanzam exploration program tested the effectiveness of several exploration techniques and has assembled a considerable database of literature, digital data and exploration methodologies Greenstone rocks that are favourable hosts to gold mineralisation are more widespread than previously mapped.  Thick soil development obscures virtually all bedrock exposures, and geophysics is the only effective geological mapping tool. Areas that were mapped previously as granite based on soils and float are seen to be underlain by greenstone rocks which are favourable for gold mineralization.  Artisanal miners in PL 1854/01 have led to the discovery of an unknown mineralized occurrence previously mapped as granitic terrain with low potential for gold mineralization.

THE LAKE VICTORIA GOLDFIELDS PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Item 5.

Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the six months ended February 29, 2004, and the years ended August 31, 2003, 2002 and 2001, and should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

Critical Accounting Policies

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable.  The continued operations of the Company and the recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the mineral properties.

In accordance with Canadian generally accepted accounting principles, acquisition costs and exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on a unit-of-production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the deferred costs are written off.  Option payments on mineral properties are exercisable at the discretion of the Company and, accordingly, are only recognized as paid.

Amounts recovered from third parties to earn an interest in the Company's mineral properties are applied as a reduction of the deferred exploration costs.  The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

Overhead costs directly related to exploration are allocated to the mineral properties explored during the year and are deferred and amortized using the same method applied to property-specific exploration costs.  All other overhead and administration costs are expensed in the year they are incurred.

For the purposes of United States generally accepted accounting principles, the Company expenses all exploration expenditures made prior to commercially mineable deposits being identified.  See Note 12 of the Consolidated Financial Statements of the Company.

The Company's financial statements have been prepared assuming the Company will continue on a going concern basis.  The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.  The Company's sole source of financing is by the issue of common stock.  The Auditors' report on the Consolidated Financial Statements includes additional comments that state that conditions and events exist that cast substantial doubt on the Company's ability to continue as a going concern.  The financial statements do not contain any adjustments as a result of this uncertainty.

Management notes that its ability to finance additional exploration on its resource properties is contingent on the outcome of exploration and the availability of financing in capital markets, factors which are beyond the Company's control.  The Company may not be able to continue to raise funds in which case the Company may be unable to meet its obligations and commitments.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the Company's balance sheets and insolvency and liquidation with a total loss to shareholders could result.

The Consolidated Financial Statements utilize estimates and assumptions principally regarding mineral properties and going concern that reflect management's expectations at the date of preparation.  Events or circumstances in the future, many of which are beyond the control of the Company, may impact these expectations and accordingly could lead to different assumptions and estimates from those utilized.  Factors that could impact the estimates and assumptions that were made at the date of preparation of the Consolidated Financial Statements have been previously discussed under the heading "Risk Factors".

A.

Operating Results

The following discussion and analysis of the financial condition and operating results of the Company for the three years ended August 31, 2003, 2002 and 2001 and the second quarter ended February 29, 2004 (the "MD&A") should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with Canadian GAAP.  The discussion and analysis set for the below covers the results measured under Canadian GAAP.  Material differences between the application of Canadian GAAP and U.S. GAAP to the Company's audited financial statements exist as described in Note 12 to the Consolidated Financial Statements.

Second Quarter ended February 29, 2004 as compared to Second Quarter ended February 28, 2003

The Company incurred a net loss of $916,281 for the six months ended February 29, 2004 or $0.011 per share, compared to a net loss of $802,860 for the six months ended February 28, 2003.  The increase in net loss in the period-to-period comparison is $113,421, which is due primarily to the increase in property investigation costs for the period of $374,546 ($42,127 for 2003) which was partially off-set by reductions in general and administrative expenses, such as rent of $54,313, compared to $76,947 in 2003, and lower consulting and management fees ($65,761, compared to $110,258 in 2003), and lower professional fees ($54,000, compared to $100,647 in 2003).  The lower consulting and management fees were due to reductions in management staff, and the lower professional fees are due to the settlement of an outstanding lawsuit .

Fiscal year ended August 31, 2003 as compared to fiscal year ended August 31, 2002

The Company incurred a net loss for year ended August 31, 2003 of $3,014,778 or $0.04 per share, compared to a net loss of $1,343,958 or $0.02 per share in 2002.  The increase in net loss in the year-to-year comparison is $1,670,820.  The increase in net loss prior to future income tax recovery is $2,110,820.  Throughout the fiscal year ending August 31, 2003, exploration staff performed exploration over the territory acquired from Tanzam and on new properties acquired for the Company's account during the year.  At the end of the fiscal year, a total of ten licenses were relinquished.  The write-offs associated with these licenses of $1,031,436 comprise the largest expense category for the 2003 fiscal year, while the write-off in the 2002 fiscal year was only $59,014.  A license within the Itetemia Property area accounted for the largest portion ($729,309) of this write-off.  In addition, the expense to investigate new properties for the Company's portfolio increased by $175,134 from the prior year's amount of $204,952, to a total of $380,086.  Administration expenses amounted to $1,978,041 in 2003 compared to $1,144,038 in 2002.  The increase is primarily due to an increase in consulting and management fees, office rentals, professional fees and salaries and benefits, as a result of an increase in activities in all these areas.

Consulting and management fees increased to $170,468 in 2003, compared to $98,899 in 2002 mainly due to the increase in property acquisition and exploration activities of the Company.  The increase is a result of the Company's increased focus and efforts on property acquisitions in Tanzania.  Office and administration costs decreased to $110,123 in 2003, from $116,264 in 2002, and office rentals increased to $142,148 in 2003, from $88,467 in 2002, the increase in office rentals relating to the Company's offices in Tanzania as a result of the Tanzam acquisition.  The Company is looking to decrease rental costs through a sublease agreement. Professional fees increased to $309,556 in 2003, from $90,202 in 2002 mainly due to the increase in property acquisition, exploration, and financing activities of the Company, increase in auditing costs associated with the acquisition of Tanzam, and legal fees associated with an outstanding law suit.  Promotions and shareholder relations expense increased to $92,876 in 2003, from $83,790 in 2002.  Salaries and benefits costs increased to $637,327 in 2003, from $351,975 in 2002, mainly due to increased staffing levels.

Travel and accommodation costs increased to $78,906 in 2003, from $53,875 in 2002 mainly due to increased travel as a result of more activity in Tanzania.  Foreign exchange loss increased to $104,989 in 2003, from $13,509 in 2002 mainly due to a weaker Tanzanian schilling versus the Canadian dollar.

Fiscal year ended August 31, 2002 as compared to fiscal year ended August 31, 2001

The Company incurred a net loss for the year ended August 31, 2002 of $1,343,958 or $0.02 per share, compared to a net loss of $792,773 or $0.02 per share in 2001.  The increase in net loss in the year-to-year comparison is $551,185, which is due primarily to an increase in administrative expenses of $270,294 and an increase in property investigation costs of $204,952.  Administration expenses, net of recoveries amounted to $1,144,038 in 2002 compared to $873,744 in 2001.  The increase in property investigation costs of $204,952 expensed in 2002 (Nil in 2001), related to investigation at Mabale Hills and the increase in administration expenses is related to the increased corporate activities associated with the acquisition of Tanzam.  Amortization increased to $92,227 in 2002 from $37,406 in 2001 due to equipment purchases during the year, mainly the assets acquired in the Tanzam acquisition.

Consulting and management fees decreased from $100,939 in 2001 to $98,899 in 2002 as a result of lower financing activities.  Office and administration costs increased to $116,264 in 2002, from $37,705 in 2001 mainly due to a write-off of $42,821 of amounts due from a director and a company controlled by a former director.  There was also an increase in office and administration costs relating to the Company's offices in Tanzania as a result of increased activities.  Office rentals expense increased to $88,467 in 2002, from $54,270 in 2001 mainly as a result of increased rent expense in the Company's Tanzanian offices.  Press release expense decreased to $12,448 in 2001, from $38,979 in 2001 due to less volume of news releases in the year.  Information and shareholder relations expense increased to $83,790 in 2002, from $36,552 in 2001 mainly due to increased communications to shareholders, website maintenance and investor relations costs to promote the Company.  Property investigation costs of $204,952 in 2002 relate to costs incurred to investigate the Mabale Hills property and were expensed as the Company decided not to pursue this property further.  There were no  such costs in 2001.  Salaries and benefits costs increased to $351,975 in 2002, from $268,857 in 2001 mainly due to an increase in the number of staff in Tanzania.

Transfer agent and listing costs decreased to $36,236 in 2002 from $140,741 in 2001 mainly due to costs of $105,397 that related to a prospectus in 2001 that are not applicable in 2002.  Expense recoveries were nil in 2002 compared to $45,479 in 2001.  All option payments received from joint venture partners are offset against the carrying value of the mineral properties for Canadian GAAP.  The Company incurred a write-down of mineral properties of $59,014 in 2002.  Management reviewed the carrying value and recoverability of all mineral properties and deferred exploration costs and wrote-off deferred costs relating to certain licenses of the Bukwimba, Mbogwe and Tulawaka properties.

Inflation

Historically, inflation has not affected the Company's business in the current locations where it is doing business and the Company does not expect it to affect the Company's operations in the future.

B.

Liquidity and Capital Resources

The Company had $2,242,935 in cash at February 29, 2004, as well as $925,100 in short term investments, compared to $1,550,072 in cash at August 31, 2003 and $2,027,272 in cash at August 31, 2002.  The Company had working capital of $3,007,141 at February 29, 2004, compared to $2,092,912 at August 31, 2003 and $1,921,418 at August 31, 2002.  Although the Company is in a positive working capital position, the Company will need to obtain additional financing to sustain operations at the present rate of activity.  Historically, the Company has raised funds through equity financing, entering into joint venture or royalty agreements with other mining companies, and the exercise of options and warrants to fund its operations.  The Company's funding requirements by major expenditure category, listed in order of priority are:

(a)

exploration work,

(b)

new property investigations, and

(c)

general and administrative costs.

Exploration work and new property investigations can generally be deferred until adequate capital resources are available, and general and administrative costs can be reduced during periods when funding is not available.

At this time, the Company has no operating revenues, and does not anticipate any operating revenues unless the Company is able to find, acquire, place in production and operate a profitable mining property.

The Company has completed the following fifteen (15) tranches of a twenty-four (24) tranche private placement pursuant to a Subscription Agreement dated March 5, 2003 made between the Company and James E. Sinclair, Chairman and Chief Executive Officer of the Company:

(a)

March 19, 2003 - 58,480 common shares at a price of $1.71 per share;

(b)

April 11, 2003 - 73,368 common shares at a price of $1.363 per share;

(c)

May 15, 2003 - 101,875 common shares at a price of $1.227 per share;

(d)

June 26, 2003 - 77,930 common shares at a price of $1.604 per share;

(e)

July 30, 2003 - 88,968 common shares at a price of $1.405 per share;

(f)

August 27, 2003 - 73,443 common shares at a price of $1.702 per share;

(g)

September 26, 2003 - 65,445 common shares at a price of $1.91 per share;

(h)

October 21, 2003 - 68,757 common shares at a price of $1.818 per share;

(i)

November 21, 2003 - 76,876 common shares at a price of $1.626 per share;

(j)

December 12, 2003 - 66,525 common shares at a price of $1.879 per share;

(k)

January 13, 2004 - 77,785 common shares at a price of $1.607 per share;

(l)

February 24, 2004 - 82,508 common shares at a price of $1.515 per share;

(m)

March 26, 2004 - 83,001 common shares at a price of $1.506 per share;

(n)

April 29, 2004 - 82,946 common shares at a price of $1.507 per share; and

(o)

May 20, 2004 - 98,580 common shares at a price of $1.268 per share.

The Company also completed a $1,000,000 private placement pursuant to a Subscription Agreement dated January 5, 2004 between the Company and James E. Sinclair for 622,278 common shares at a price of $1.607 per share.

On March 6, 2001, the Company closed an issue of 5,875,000 special warrants priced at $0.40 per special warrant to non-residents of the United States, pursuant to Regulation S as offshore sales.  Each special warrant was exchangeable into one unit of the Company, comprising one common share and one-half of one share purchase warrant.  Each whole share purchase warrant entitled the holder to purchase an additional common share at a price of $0.60 for a period of 18 months.  The share purchase warrants have now expired.  A prospectus filed to qualify these special warrants cleared on June 4, 2001 in British Columbia, Alberta, and Ontario, Canada.  The gross proceeds of $2,350,000 were reduced by an agents' commission of $164,500.  The agents were also issued 46,266 common shares upon clearance of a qualifying prospectus.  Additional expenses relating to the offering of the special warrants and qualifying prospectus were $268,310.

On May 30, 2001, the Company completed a private placement for the issuance of 162,000 units at a price of $0.55 per unit to non-residents of the United States, pursuant to Regulation S.  These units comprised one common share and one non-transferable share purchase warrant for a further 162,000 common shares exercisable at a price of $0.60 per share until May 30, 2003.  As of May 31, 2003, none of these warrants remained unexercised or outstanding.

Under the terms of a property acquisition agreement dated December 6, 1999 (see note 4(a) of the financial statements), on November 30, 1999, Barrick Gold Corporation ("Barrick") purchased 1,428,571 shares at a price of $0.70 each for total proceeds of $1,000,000.  On May 11, 2000, Barrick purchased a further 1,176,471 shares at a price of $0.85 each for total proceeds of $1,000,000.  On October 23, 2000, Barrick purchased a third placement of 1,000,000 shares at $1.00 each for total proceeds of $1,000,000.  On June 14, 2001, Barrick purchased a final placement of 740,741 shares at $1.35 each for total proceeds of $1,000,000.

On May 9, 2000, the Company completed a private placement for the issuance of 200,000 special warrants at a price of $0.50 per special warrant to non-residents of the United States, pursuant to Regulation S.  These special warrants were exchangeable into one common share and one non-transferable share purchase warrant for a further 200,000 common shares exercisable at a price of $0.60 per share until May 9, 2001 and $0.70 per share until May 9, 2002.  On September 12, 2000, these special warrants were exchanged for common shares and warrants.  The expiry date on the 2000 warrants exercisable at $0.70 per share were extended to October 9, 2002.  All of the warrants were subsequently exercised.

Mineral Property Projects:

As at February 29, 2004, amounts capitalized in respect of mineral properties were $18,783,456, an increased from August 31, 2003 when the balance was $18,672,446 and August 31, 2002 when the balance was $18,552,555.

During the fiscal year ended August 31, 2003, the Company capitalized under Canadian GAAP $1,151,327 (net of option payments received of $184,965) for property acquisition and exploration work, of which $450,912 was incurred on the Lunguya Property.  The Company also wrote-off $1,031,436 in exploration expenditures, of which $729,309 related to claims relinquished in the Itetemia Property area.

During the fiscal year ended August 31, 2002, the Company capitalized mineral property acquisition costs of $8,297,805.  Of this amount, $8,166,292 related to the acquisition of Tanzam.  The Company also completed $1,238,635 in exploration work on its mineral resource properties, including $443,603 on the Itetemia Property and $491,724 on the Luhala Property.  On Itetemia, the exploration work was primarily trenching and drilling and on Luhala, it related primarily to geophysical and geochemcial analysis.

During the fiscal year ended August 31, 2001, the Company capitalized mineral property acquisition costs of $95,094 and completed $2,133,631 of exploration work on its mineral resource properties, including $1,208,685 on the Itetemia Property and $910,000 on the Luhala Property.

For information on the Company's commitments for property and rental payments, refer to Item 4.

C.

Research and Development, Patents and License, etc.

Not Applicable.

D.

Trend Information

No known trend.

E.

Off Balance Sheet Arrangements

The Company has no material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition.

F.

Tabular Disclosure of Contractual Obligations

The following table sets out the Company's known contractual obligations as of the latest fiscal year end:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mwanza Office Lease(1)	US$12,000	US$1,000/mo	Nil	Nil	Nil
Dar es Salaam Office Lease(2)	US$5,760	US$480/mo	Nil	Nil	Nil
Vancouver Office Lease(3)	CDN$14,000	CDN$3,500/mo	Nil	Nil	Nil
Field Staff House Lease(4)	US$4,800	US$400/mo	Nil	Nil	Nil

(1)

Renewable annually in October, 2004.

(2)

Renewable annually in January, 2005.

(3)

Expires on May 31, 2004.

(4)

Renewable annually in July, 2004.

Item 6.    Directors, Senior Management and Employees

A.

Directors and Senior Management

The following is a list of the Company's current directors and officers.  The directors named below were all re-elected by the Company's shareholders on February 16, 2004:

Name, Municipality of Residence and Position With the Company	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since
James E. Sinclair Sharon, Connecticut Chairman, Chief Executive Officer and Director	Chairman and CEO of the Company; Chairman and CEO of Tanzania American International Development Corporation 2000 Limited	April 30, 2002
Victoria Luis Kent, Connecticut Chief Financial Officer, Secretary and Director	CFO and Secretary of the Company; CFO, Tanzania American International Development Corporation 2000 Limited; Process Improvement Manager, General Electric Capital	April 30, 2002
Jonathan G. Deane Mwanza, Tanzania Vice-President, Exploration	Exploration Manager of the Company from 1996; Vice-President, Exploration of the Company from February, 2004	Not a director
Marek J. Kreczmer Vancouver, British Columbia Director	President of the Company from 1991 to December, 2003; Chairman of the Technical Committee since October, 2003	July 24, 1991
Ulrich E. Rath Toronto, Ontario Director

Chief Executive Officer, Compania Minera Milpo (Peru) from May, 1999 to April, 2002; Chief Executive Officer, EAGC Ventures Ltd. from May, 2002 to April, 2003; Director, Chariot Resources Ltd. from December, 2002 to present

October 7, 2003
Anton Esterhuizen Johannesburg, South Africa Director	Managing Director, Pangea Exploration (Pty)	January, 2001
William Harvey Sharon, Connecticut Director	Psychologist	April 30, 2002
Rosalind Morrow Willowdale, Ontario Director	Lawyer; Partner, Borden Ladner Gervais LLP	October 20, 2003

Directors and Senior Management

James E. Sinclair

Chairman, Chief Executive Officer and Director

Mr. Sinclair became Chairman and CEO of the Company following the Company's acquisition in April, 2002 of Tanzam, a Tanzanian gold exploration company formerly controlled by the Sinclair family.  Mr. Sinclair, aged 63, devotes his full time to the business and affairs of the Company.

Mr. Sinclair is primarily a precious metals specialist and a commodities and foreign currency trader.  His past experience includes that of founder of the Sinclair Group of Companies (1977), which offered full brokerage services in stocks, bonds, and other investment vehicles.  The companies, which operated branches in New York, Kansas City, Toronto, Chicago, London and Geneva, were sold in 1983.  Mr. Sinclair served as a Precious Metal Advisor to Hunt Oil and the Hunt family from 1981 to 1984 for the liquidation of their silver position. Mr. Sinclair was a general partner and member of the executive committee of two New York Stock Exchange firms and also President of Sinclair Global Clearing Corporation (Commodity clearing firm) and Global Arbitrage (derivative dealer in metals and currencies).  Mr. Sinclair was President of James Sinclair Financial Research SARL in Luxembourg. Mr. Sinclair held the position of Chairman of Sutton Resources from 1989 to 1995.

Mr. Sinclair is the author of numerous magazine articles and three books, which deal with a variety of investment subjects, including precious metals, trading strategies and geopolitical events and their relationship to world economics and the markets.

Victoria Luis, M.B.A., CSCPA and AICPA Member

Chief Financial Officer, Secretary and Director

Prior to her association with the Company, she was a board member of Tanzam in addition to being its Chief Financial Officer, a position she also held with an associated company, Sinclair Financial.

Before joining Tanzam, Mrs. Luis held various management positions with General Electric Capital Corporation where she was part of a team that facilitated the amalgamation of companies acquired by GE.

She earned her Masters of Business Administration with a specialization in Accounting in 1998 and her Bachelors of Science in Finance in 1990.  Ms. Luis, aged 35, devotes her full time to the business and affairs of the Company.

Jonathan G. Deane

Vice-President, Exploration

Prior to his association with the Company, he held various positions with Gold Fields Namibia, including Senior Exploration Geologist, from 1998 to 1994 and Senior Mine Geologist with Otjihase Copper Mine, Central Namibia from April, 1994 to July, 1996.

Mr. Deane, aged 43, devotes his full time to the business and affairs of the Company.

Marek J. Kreczmer, M.Sc. (Geol.), B.Sc. (Geol.)

Director

Mr. Kreczmer was the President of the Company since its inception in 1991until December 31, 2003.  He established the Company's operating subsidiary in Tanzania, Tancan Mining Company Limited ("Tancan").  Mr. Kreczmer has initiated, formed and operated several exploration joint ventures with senior gold companies.  He is responsible for representing the Company's interests in various management and technical committees required to operate these joint ventures, and is currently the Chairman of the Technical Committee of the Company.  Jonathan Deane, Vice-President, Exploration, has assumed Mr. Kreczmer's former responsibilities for the day-to-day management and administration of the Company's exploration programs, and local negotiations for new property acquisitions.  Mr. James Sinclair, Chairman and Chief Executive Officer, has assumed Mr. Kreczmer's former responsibilities for strategic planning and negotiations for major acquisitions.

Mr. Kreczmer has an extensive background in the mineral exploration business.  He was a project geologist for two leading Canadian explorers, Cameco and Granges Exploration.  The exploration focus for these companies included base metals, uranium and gold.  His responsibilities included all aspects of administering the exploration budget, on-site field management, and the set-up and establishment of an exploration team to deal with specific project objectives.  Mr. Kreczmer, aged 53, devotes approximately 10% of his time to the business and affairs of the Company.

Ulrich E. Rath

Director

Mr. Rath has a wide range of experience in the mining industry, and has specific experience in South Africa and Peru.  Currently a director of Chariot Resources Ltd. since December 2002, he was formerly the CEO and a director of EAGC Ventures Inc. from May 2002 to April 2003, and the CEO and director of Compania Minera Milpo from May 1999 to April 2002.  Mr. Rath was also formerly Vice-President, Corporate Development, for Rio Algom Ltd. from December 1992 to October 1998.  Rio Algom Ltd. was a U.S. reporting issuer, whose common shares were listed on the American Stock Exchange.  Mr. Rath, aged 57, devotes approximately 10% of his time to the business and affairs of the Company.

Anton Esterhuizen

Director

Mr. Esterhuizen is based in Johannesburg, South Africa is currently the Managing Director of Pangea Exploration (Pty) Ltd., a South African company with exploration interests in Africa and South America and not related to Pangea Goldfields Inc.  Mr. Esterhuizen developed the exploration model which led to the discovery of the Tulawaka gold deposit.  He successfully managed Pangea Goldfields' gold and mineral sands exploration in East Africa until July, 2000 when that company was sold to Barrick.  Mr. Esterhuizen, aged 53, devotes approximately 15% of his time to the business and affairs of the Company.

Dr. William Harvey, B.A., Ph.D.

Director

Dr. Harvey is presently a consultant and technical expert to a variety of research centres and state and federal programs in the United States.  He is a consultant to: National Drug Information Centre for Families in Action; American Institute of Research; Office of Juvenile Justice & Delinquency Prevention; National Institute on Drug Abuse; and National Institute on Alcoholism and Alcohol Abuse.  He is involved in the formulation of new programs and policies aimed at the betterment of society.  The Sinclair family has already made a significant donation to a private trust, The Tanzanian Relief Fund, which in turn has funded the hospital at Bulyanhulu.  Dr. Harvey will expand the role which the Company has at the local level to ensure that stakeholder interests are addressed.  Dr. Harvey, aged 71, devotes approximately 10% of his time to the business and affairs of the Company.

Rosalind Morrow, B.A., B.Ed., LL.B.

Director

Ms. Morrow's practice includes a special emphasis on financings and acquisitions for the financial services and communications industry sectors, project and government financings, and corporate governance.  She advises issuers, underwriters, and investors in connection with debt and equity offerings and investments, including domestic and trans-border public offerings and private placements, capital restructurings and corporate and securities law compliance.  Ms. Morrow, aged 49, devotes approximately 20% of her time to the business and affairs of the Company.

Penalties or Sanctions

No directors or officers of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has:

(a)

been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b)

been subject to an other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision;

except for Mr. James E. Sinclair who entered into a settlement agreement dated July 22, 1998 with the British Columbia Securities Commission and paid a fine of $2,000 in connection with the issuance of a news release and proxy circular prepared in connection with a proxy contest for Sutton Resources Ltd. ("Sutton"), a reporting issuer of which Mr. Sinclair was a director, which contained a statement which was not accurate, since the statement was not properly qualified to distinguish between the acquisition cost and current market cost of the Sutton shares in question.

Personal Bankruptcies

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has, with the 10 years before the date of this Registration Statement, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets of the director or officer; except for Victoria Luis who was discharged from personal bankruptcy on September 18, 1995.

Conflicts of Interest

There is no existing material conflict or interest between the Company or its subsidiaries and a director or officer of the Company or its subsidiaries.  However, certain directors and officers of the Company are and may continue to be involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors.  Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Company.  As required by law, each of the directors of the Company is required to act honestly, in good faith and in the best interests of the Company.  Any conflicts which arise shall be disclosed by the directors and officers in accordance with the Business Corporation Act (Alberta) and they will govern themselves in respect thereof to the best of their ability with the obligations imposed on them by law.

B.

Compensation

The Company has three (3) executive officers, namely James E. Sinclair, Chief Executive Officer of the Company, Victoria Luis, Chief Financial Officer of the Company, and Jonathan G. Deane, Vice-President, Exploration.

The following table sets forth particulars concerning the compensation of the executive officers (except for Jonathan G. Deane, who was appointed as Vice-President, Exploration subsequent to August 30, 2003) as defined in Form 51-102F6 prescribed by the "Regulations" under the Securities Act of the Province of British Columbia for the Company's fiscal year ended August 31, 2003:

Name and Principal Position	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Other Annual Compen- sation ($)	Bonus ($)	Awards	Restricted Shares or Restricted Share Units	Payouts
					Securities under Options Grants (#)		LTIP Payouts
James E. Sinclair, Chief Executive Officer	2003 2002	$105,968 $46,406	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Victoria Luis, Chief Financial Officer and Secretary	2003 2002 2001	$61,886 Nil Nil	Nil Nil Nil	$5,625(2) Nil Nil	Nil 75,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Marek J. Kreczmer Former President	2003 2002 2001	$161,483 $161,079 $149,484(1)	Nil Nil Nil	$29,700(2) Nil $53,900(2)	Nil 250,000 160,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Including amounts paid in common shares (but not including stock options).

(2)

Paid with approval of the Board of Directors in recognition of service and, in the case of Mr. Kreczmer, prior reductions in compensation, and not pursuant to a bonus or profit sharing plan.

The Company has not set aside or accrued any funds for pension, retirement or similar benefits.

Long Term Incentive Plan Awards to Named Executive Officers

The Company has made no long-term incentive plan awards during the fiscal year ended August 31, 2003, to any executive officers of the Company, and none are proposed.

Options and SAR's Exercised by Named Executive Officers

The following options were exercised during the fiscal year ended August 31, 2003 by the named executive officers:

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at August 31, 2003 (#) Exercisable/ Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at August 31, 2003 ($) Exercisable/ Unexercisable (e)
James E. Sinclair, CEO	Nil	N/A	Nil	N/A
Victoria Luis, Chief Financial Officer and Secretary	Nil	N/A	Nil	N/A
Marek J. Kreczmer, Former President	405,000	$265,900	630,000	822,100

(1)

Subsequent to August 31, 2003, Mr. Kreczmer exercised the right to purchase 260,000 shares for an aggregate value realized of $403,000, leaving 370,000 shares available for further exercise.

C.

Board Practices

The directors of the Company serve a one year term and are elected at the Annual General Meeting of shareholders.  At the Annual General Meeting, held on February 16, 2004, the shareholders elected James E. Sinclair, Marek J. Kreczmer, Victoria Luis, Anton Esterhuizen, William Harvey, Rosalind Morrow and Ulrich E. Rath as directors.  The officers of the Company are elected by the Board serve at the pleasure of the Board.

The Company has an audit committee consisting of Ulrich E. Rath, Rosalind Morrow and William Harvey.  The roles and responsibilities of the audit committee have been specifically defined as described in the Company's Information Circular dated January 5, 2004, and include responsibilities for overseeing management reporting on internal control.  The audit committee has direct communication channels with the external auditors.

The Company also has a compensation committee comprised of Ulrich E. Rath, Rosalind Morrow and William Harvey.  The Compensation Committee periodically reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and Africa, level of responsibility and the Company's current position as an exploration company with limited operating revenue.

The Company has formed a Technical Committee comprised of Marek J. Kreczmer (Chairman), Ulrich E. Rath, Anton Esterhuizen, and Jonathan G. Deane.  The Committee sets the definitive exploration policy for the Company and reports directly to the Board of Directors.

Directors' Fees and Stock Option Plan

The Board of Directors has recently implemented an arrangement to compensate directors for their services to the Company by the payment of $10,000 per annum, and $2,500 per committee served by each director.

In addition to these arrangements, directors are also compensated by the Company for their services in their capacity as directors under a Stock Option Plan (the "Plan").  The Plan is administered by the Company's Board of Directors and options are granted at their discretion.  The number of shares reserved and available for issue under the Plan shall not exceed 8,144,132 or such greater number of shares as may be determined by the Board and approval, if required, by the shareholders of the Company and by any relevant stock exchange or other regulatory authority.  Options must expire no later than five years from the date such options are granted.  As of April 3, 2003, the Board resolved that the Company will not to grant any further options under the Plan, subject to further resolutions of the Board.  There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors; however, directors' fees of $5,600 were paid to directors during the fiscal year ended August 31, 2003, prior to implementing the compensation package described above.

Employee Share Ownership Plan

By an agreement dated May 1, 2003, the Company appointed Olympia Trust Company of Calgary, Alberta, as trustee (the "Trustee") to manage and administer an employee share ownership plan ("ESOP").  Under the ESOP, eligible employees, directors, and consultants can elect to contribute up to 30% of their salary or compensation on a monthly basis for investment by the Trustee in shares of the Company.  The Company will contribute funds equal to 100% of the employee's contribution up to an amount equal to 5% or less of the employee's salary.  The Company will contribute funds equal to 50% of the employee's contribution for the next 6% to 30% inclusive of the employee's salary.  All share purchases will be at market prices at the time of purchase, through the facilities of the Toronto Stock Exchange using registered representatives.  To date, eight employees have purchased a total of 5,500 common shares under the ESOP.  Monthly employee contributions are $3,905.21, and the Company's matching contribution currently is $3,803.98 per month.

Employment Agreements

There are currently no service or employment contracts with directors or officers of the Company.

D.

Employees

The Company has two (2) full time employees located in Vancouver, British Columbia, Canada, 30 full time employees located in Mwanza, Tanzania, and two (2) full time employees located in Dar es Salaam, Tanzania.

The Company also contracts three or more persons on a full time or part time basis as dictated by the exploration activities on its properties.  The full time and temporary employees of the Company as at the most recent fiscal year end can be grouped according to main category of activity and geographic location as follows:

Location	Category	Full Time Employees	Temporary Employees	Full Time Consultants	Part Time Consultants
Vancouver, Canada	Administration	1	Nil	Nil	1
	Exploration	1	Nil	Nil	Nil
Mwanza, Tanzania	Administration	5	Nil	Nil	Nil
	Exploration	25	Nil	2	1
Dar es Salaam, Tanzania	Administration	2	Nil	1	Nil
	Exploration	Nil	Nil	Nil	Nil
Connecticut, USA	Administration	Nil	Nil	2	1
	Exploration	Nil	Nil	Nil	Nil

E.

Share Ownership

The following table sets for the share ownership of the directors and officers of the Company as of May 10, 2004:

Name of Owner	Number of Shares	Percent
James E. Sinclair	1,700,185	2.07%
Marek J. Kreczmer	456,686	0.55%
Victoria Luis	200,000	0.24%
Ulrich E. Rath	Nil	--
Anton Esterhuizen	150,000	0.18%
William Harvey	345,000	0.42%
Rosalind Morrow	404,100	0.49%
Jonathan G. Deane	4,848	0.005%

Options Granted to Directors and Officers During the Fiscal Year Ended August 31, 2003

No stock options were granted to directors or officers during the fiscal year ended August 31, 2003, or subsequent thereto, to the date of this Registration Statement.

Outstanding Options

The following information as of April 30, 2004, reflects outstanding options held by directors and officers of the Company:

Name	No. of Shares	Date of Grant	Exercise Price	Expiration Date
James E. Sinclair	Nil
Marek J. Kreczmer	250,000	May 3, 2002	$0.79	May 3, 2007
Victoria Luis	75,000	May 3, 2002	$0.79	May 3, 2007
William Harvey	75,000	May 3, 2002	$0.79	May 3, 2007
Options held by officers and directors as a group:	400,000

Item 7.

Major Shareholders and Related Party Transactions

A.

Major Shareholders

As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government.  The Company has no knowledge of any arrangements which at a subsequent date would result in a change of control.   All of the Company's issued common shares rank equally as to voting rights, dividends, and any distribution of assets on winding-up or liquidation.

As of April 30, 2004, the Company knows of no person who owned more than five (5%) of the outstanding shares of each class of the Company's voting securities other than:

Name	Number of Common Shares Owned	Percentage of Class
JCI East African Exploration(1)	4,892,600	6%

(1)

Wholly-owned subsidiary (indirectly) of JCI Limited, a public company listed on the Johannesburg Stock Exchange.

The above major shareholder has held its shares interests in the Company for over the past three years.  The major shareholder does not have different voting rights.

The following table sets out the portion of common shares of the Company held by shareholders of record in Canada, the United States of America, and all other countries by total number of holders, total shareholdings, percentage of total issued shares, and percentage of total holders:

Jurisdiction Shareholders of Record	No. of Shareholders	No. of Common Shares	Percentage of Total Issued Shares	Percentage of Total Holders
United States	2,556	34,430,773	41.9%	70.7%
Canada	1,043	39,255,491	47.8%	28.8%
Other Countries	18	8,441,399	10.3%	0.5%
TOTAL:	3,617	82,127,663	100%	100%

B.

Related Party Transactions

Financing

Pursuant to a Subscription Agreement dated March 5, 2003 made between the Company and James E. Sinclair, Mr. Sinclair has elected to proceed with his earlier commitment to purchase common shares of the Company over a two-year period representing a value between $1,500,000 and $3,000,000.  Mr. Sinclair has agreed to conduct these share purchases in 24 separate tranches, each tranche having a minimum subscription price of $62,500.  At the sole option of Mr. Sinclair, each tranche may be increased to a maximum of $125,000.

The price paid for the shares will be equal to the weighted average trading price of the Company's shares for the last five consecutive trading days of each month immediately preceding the closing of each tranche.  Each tranche is subject to approval by the Toronto Stock Exchange.

As at the date of this Registration Statement, Mr. Sinclair has completed the following fifteen (15) tranches:

(a)

March 19, 2003 - 58,480 common shares at a price of $1.71 per share;

(b)

April 11, 2003 - 73,368 common shares at a price of $1.363 per share;

(c)

May 15, 2003 - 101,875 common shares at a price of $1.227 per share;

(d)

June 26, 2003 - 77,930 common shares at a price of $1.604 per share;

(e)

July 30, 2003 - 88,968 common shares at a price of $1.405 per share;

(f)

August 27, 2003 - 73,443 common shares at a price of $1.702 per share;

(g)

September 26, 2003 - 65,445 common shares at a price of $1.91 per share;

(h)

October 21, 2003 - 68,757 common shares at a price of $1.818 per share;

(i)

November 21, 2003 - 76,876 common shares at a price of $1.626 per share;

(j)

December 12, 2003 - 66,525 common shares at a price of $1.879 per share;

(k)

January 13, 2004 - 77,785 common shares at a price of $1.607 per share;

(l)

February 24, 2004 - 82,508 common shares at a price of $1.515 per share;

(m)

March 26, 2004 - 83,001 common shares at a price of $1.506 per share;

(n)

April 29, 2004 - 82,946 common shares at a price of $1.507 per share; and

(o)

May 20, 2004 - 98,580 common shares at a price of $1.268 per share.

The Company also completed a $1,000,000 private placement pursuant to a Subscription Agreement dated January 5, 2004 between the Company and James E. Sinclair for 622,278 common shares at a price of $1.607 per share.

Other

During the year ended August 31, 2003, $178,894 (2002 - $143,635; 2001 - $362,596) was paid or payable by the Company, as to $105,968 to James E. Sinclair, as to $61,886 to Victoria Luis, and $11,040 to Marlene Sinclair for consulting fees.  Legal fees of $25,554 were paid to a firm in which Albert Gourley, a former director of the Company, was a partner during the fiscal year ended August 31, 2003.

Accounts receivable include advances to related parties of nil (2002 - $42,599; 2001 - $72,846), which consisted of funds advanced to officers and directors for exploration and corporate activities conducted in the normal course of business.  Also included in accounts receivable is an amount of $16,081 (2002 - $52,000; 2001 - $10,747) payable to certain directors and a former director for consulting fees.

C.

Interest of Experts and Counsel

Not Applicable.

Item 8.

Financial Statements

A.

Consolidated Statements and Other Financial Information

This Registration Statement contains the audited consolidated financial statements of the Company for the fiscal years ended August 31, 2003, 2002 and 2001 with Audit Reports and Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences, comprised of:

(a)

Consolidated Balance Sheets as of August 31, 2003 and 2002;

(b)

Consolidated Statements of Operations and Deficit for the years ended August 31, 2003, 2002 and 2001;

(c)

Consolidated Statements of Cash Flows for the years ended August 31, 2003, 2002 and 2001; and

(d)

Notes to the consolidated financial statements.

This Registration Statement also contains unaudited consolidated interim financial statements of the Company for the six month periods ended February 29, 2004 and 2003 including:

(a)

Consolidated Balance Sheet as of February 29, 2004 and 2003;

(b)

Consolidated Statements of Operations and Deficit for the three months ended February 29, 2004 and 2003;

(c)

Consolidated Statements of Changes in Financial Position for the three months ended February 29, 2004 and 2003; and

(d)

Notes to the consolidated financial statements.

This Registration Statement also contains the audited financial statements of Tanzanian American International Development Corporation 2000 Limited for the years ended December 31, 2001 and 2000, together with the Report of the Auditors, comprised of:

(a)

Income Statements for the years ended December 31, 2001 and 2000;

(b)

Balance Sheets as at December 31, 2001 and 2000;

(c)

Cash Flow Statements for the years ended December 31, 2001 and 2000;

(d)

Statements of Changes in Equity for the years ended December 31, 2001 and 2000; and

(e)

Notes to the financial statements.

Dividend Policy

The Company has never paid dividends and does not intend to in the near future.

Litigation

On November 12, 2002 a former officer of the Company filed a constructive dismissal action against the Company, seeking damages in the amount of $141,000 plus interest and costs.  This action was settled.

B.

Significant Changes

None.

Item 9.

The Offering and Listing

A.

Offering and Listing Details

The common stock of the Company was listed on the Toronto Stock Exchange under the symbol "TNX" on October 29, 2001, and prior to that date the Company's common stock was listed on the Canadian Venture Exchange ("CDNX").

As of April 30, 2004, there were 2,556 record holders in the United States holding 41.9% of the Company's outstanding common stock, representing approximately 70.7% of the total number of shareholders.  The Company's Common stock is issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Computershare Trust Company of Canada in the City of Vancouver, the registrar and transfer agent for the common stock.

The number of record holders resident in the United States is attributed as to 2.74% to directors and officers of the Company who are United States residents; a further 9.38% held by United States residents who are immediate family members of a director and officer of the Company; a further 0.73% by United States residents who were formerly shareholders of Tanzam; and the balance of 29.05% are United States residents who have purchased shares in the secondary market, through the facilities of the Toronto Stock Exchange.

The high and low prices expressed in Canadian dollars on the Toronto Stock Exchange for the Company's common stock for the last six months and for each quarter for the last three fiscal years:

	Toronto Stock Exchange (Canadian Dollars)
Last Six Months	High	Low	Volume
April, 2004	$1.49	$1.18	2,224,935
March, 2004	$1.58	$1.36	2,535,243
February, 2004	$1.70	$1.47	2,508,479
January, 2004	$1.90	$1.46	4,461,932
December, 2003	$1.90	$1.46	3,614,132
November, 2003	$2.00	$1.46	5,248,489

2004-2003	High	Low	Volume
Second Quarter ended February 29, 2004	$1.83	$1.46	10,584,543
First Quarter ended November 30, 2003	$1.97	$1.56	15,207,219
2003-2002	High	Low	Volume
Fourth Quarter ended August 31, 2003	$1.86	$1.44	14,552,920
Third Quarter ended May 31, 2003	$1.66	$1.15	16,604,990
Second Quarter ended February 28, 2003	$1.44	$1.05	18,998,816
First Quarter ended November 30, 2002	$0.89	$0.69	6,531,443
2002-2001	High	Low	Volume
Fourth Quarter ended August 31, 2002	$0.86	$0.63	8,873,199
Third Quarter ended May 31, 2002	$0.81	$0.54	13,061,443
Second Quarter ended February 28, 2002	$0.45	$0.24	3,941,433
First Quarter ended November 30, 2001	$0.38	$0.23	1,166,353
2000-2001	High	Low	Volume
Fourth Quarter ended August 31, 2001	$0.52	$0.41	1,601,670
Third Quarter ended May 31, 2001	$0.47	$0.33	2,310,476
Second Quarter ended February 28, 2001	$0.49	$0.33	2,770,779
First Quarter ended November 30, 2000	$0.44	$0.32	967,255
Last Five Fiscal Years	High	Low
2003 Annual	$1.80	$1.35
2002 Annual	$0.63	$0.41
2001 Annual	$0.48	$0.35
2000 Annual	$0.37	$0.33 (CDNX)
1999 Annual	$0.45	$0.41 (CDNX)

B.

Plan of Distribution

Not Applicable.

C.

Markets

The Company's common stock is listed on the Toronto Stock Exchange under the trading symbol "TNX".  The Company may apply to list its common shares on the American Stock Exchange.  If such an application is made, there can be no assurance made that any such application will be successful.

D.

Selling Shareholders

Not Applicable.

E.

Dilution

Not Applicable.

F.

Expenses of the Issue

Not Applicable.

Item 10.

Additional Information

A.

Share Capital

As of April 3, 2003, the Board resolved that the Company authorize for issuance up to a maximum 91,000,000 common shares, subject to further resolutions of the Company's Board of Directors, from time to time.  Of the 91,000,000 common shares authorized, without par value, 82,127,663 shares were issued and outstanding as of April 30, 2004.

Each of the common shares has equal dividend, liquidation and voting rights.  Voters of the common shares are entitled to one vote per share on all matters that may be brought before them.  Holders of the common shares are entitled to receive dividends when declared by the Board from funds legally available therefor.  The common shares are not redeemable, have no conversion rights and carry no pre-emptive or other rights to subscribe for additional shares.  The outstanding common shares are fully paid and non-assessable.

The following table reconciles the total number of shares outstanding for the three fiscal years:

	No. of Shares	Amount	Price and Terms (if any)
Total Outstanding Shares at August 31, 2000	40,026,971	$22,606,604
Add: Stock Options Exercised for cash	129,000	$ 53,650	$0.42 (average price)
Issued for cash	1,902,741	$ 2,089,100	1,000,000 shares at $1.00/share, 740,741 shares at $1.35/share, and 162,000 shares at $0.55/share
Issued for debt	125,000	$ 56,250	$0.45/share (deemed value)
Issued for director services	60,000	$ 24,367	$0.42/share (deemed value)
Issued on conversion of Special Warrants	2,596,000	--	No additional consideration paid on conversion of Special Warrants
Special warrants issued and converted to shares - net of issue costs	5,875,000	$ 1,917,190	$0.40 per share
Issued for a finder's fee	46,266	--
Total Outstanding Shares at August 31, 2001	50,760,978	$26,747,161
Add: Stock Options Exercised for cash	1,756,000	$ 795,995	$0.45/share (deemed value)
Issued on Exercise of Warrants	2,197,225	$ 1,380,550	$0.63/share (deemed value)
Issued on acquisition of Tanzam	20,000,000	$ 7,000,000	$0.35/share (deemed value)
Subscriptions receivable	--	$ (102,000)
Total Outstanding Shares at August 31, 2002	74,714,203	$35,821,706
Add: Stock Options Exercised for cash	2,454,000	$ 1,255,700	$0.51/share (deemed value)

Issued on Exercise of Warrants	2,549,275	$ 1,544,565	$0.61/share (deemed value)
Issued for cash	474,064	$ 700,000	$1.48/share (deemed value)
Collection of previous years subscription receivable	0	$ 102,000
Total Outstanding at August 31, 2003	80,191,542	$39,423,971

Due to the issuance of 20,000,000 common shares for the acquisition of Tanzam in April, 2002, more than 10% of the total outstanding shares have been issued for non-cash consideration within the last five years.

Shares are issued by the Company with the regulatory acceptance of the Toronto Stock Exchange, upon resolution of the Board of Directors of the Company.  There are a total of 82,127,663 common shares issued and a further 400,000 common shares reserved for issuance under outstanding stock options.

B.

Articles of Association and Bylaws

The Company was originally incorporated under the corporate name "4245547 Alberta Ltd." in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta).

The Articles of 4245547 Alberta Ltd. were amended on August 13, 1991 as follows:

  the name of the Company was changed to its present name, "Tan Range Exploration Corporation";

  the restriction on the transfer of shares was removed; and

  a new paragraph regarding the appointment of additional directors was added as follows:

"(b)

The Directors, may, between annual general meetings, appoint one or more additional directors of the Company to serve until the next annual general meeting, but the number of additional Directors shall not at any time exceed one-third (1/3) of the number of Directors who held office at the expiration of the last annual meeting of the corporation."

The Company was registered in the Province of British Columbia as an extra provincial company under the Company Act (British Columbia) on August 5, 1994.

The Articles of the Company were further amended on February 15, 1996 as follows:

  the provisions of the Articles authorizing the issue of Class "B" Voting shares, Class "C" Non-Voting shares and Class "D" Preferred shares were deleted;

  Class "A" voting shares were redesignated as Common shares; and

  a provision was added to allow meetings of shareholders to be held outside Alberta in either of the cities of Vancouver, British Columbia or Toronto, Ontario.

Common Shares

All issued and outstanding common shares are fully paid and non-assessable.  Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors.  The holders of common shares will be entitled to dividends on a pro-rata basis, if and when as declared by the board of directors.  There are no preferences, conversion rights, preemptive rights, subscription rights, or restrictions or transfers attached to the common shares.  In the event of liquidation, dissolution, or winding up of the Company, the holders of common shares are entitled to participate in the assets of the Company available for distribution after satisfaction of the claims of creditors.

The rights of shareholders cannot be changed without a special resolution of at least 2/3 of the votes cast by the shareholders who voted in respect of the resolution, and separate classes of shareholders are entitled to separate class votes.  Any such alteration of shareholder's rights would also require the regulatory acceptance of the Toronto Stock Exchange.  There are no provisions of the Company's Articles or Bylaws that would have the effect of delaying, deferring, or preventing a change of control of the Company, and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company (or any of its subsidiaries).

However, the Company has implemented a Shareholder Rights Plan dated April 19, 2000 (the "Rights Plan") whereunder in the event of a take-over bid (i.e. an offer to purchase 20% or more of the Company's issued shares, when aggregated with the offeror's shareholdings), which fails to meet certain conditions, the Rights Plan entitles all shareholders to rights to purchase additional shares of the Company.  Take-over bids which meet the required conditions ("Permitted Bids") do not trigger the issuance of rights to purchase additional shares.

Permitted Bids are offers which meet all of the following conditions:

1.

The offer is made to all shareholders and include shares issuable upon exercise of share purchase warrants, stock options and other convertible securities;

2.

The offer must contain an irrevocable and unqualified provision that no shares will be taken up or paid for prior to the close of business on a date less than 60 days following the date of the Bid, and only if at such date more than 50% of the shares held by independent shareholders have been deposited or tendered and not withdrawn;

3.

The offer must contain an irrevocable and unqualified provision that any share deposited may be withdrawn at any time until being taken up and paid for; and

4.

The offer must contain an irrevocable and unqualified provision that if the deposit conditions set out in subparagraph 2 above are met, then the offeror will make a public announcement of that fact, and the bid will remain open for deposits or tenders of additional shares for not less than 10 business days from the date of the public announcement.

The Rights Plan is designed to ensure that all shareholders are treated fairly and equitably in the event of a take-over bid.  The Rights Plan will expire on April 19, 2005, unless renewed by the Company.

Powers and Duties of Directors

The directors shall manage or supervise the management of the affairs and business of the Company and shall have authority to exercise all such powers of the Company as are not, by the Business Corporations Act (Alberta) or by the Articles or Bylaws, required to be exercised by the Company in a general meeting.

Directors will serve as such until the next annual meeting.  In general, a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company whereby a duty or interest might be created to conflict with his duty or interest director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director.  Such director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so, his vote shall note be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken.  However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

The directors may from time to time on behalf of the Company:  (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligations; or (c) mortgage, charge or give other security on the whole or any part of the property and assets of the Company.

At least half of the directors of the Company should be persons ordinarily resident in Canada and all must be at least 18 years of age.  At least half of the Company's directors are not Canadian residents; however, this has no material adverse effect on the Company's operations.  There is no minimum share ownership to be a Director.  No person shall be a Director of the Company who is not capable of managing their own affairs; is an undischarged bankrupt or who is a person who is not an individual.

Shareholders

An annual general meeting shall be held once in every calendar year at such time and place as may be determined by the directors.  A quorum at an annual general meeting and special meeting shall be two shareholders or one or more proxy holder representing two shareholders, or one shareholder and a proxy holder representing another shareholder.  There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act, (the "Investment Act") discussed below under "Item 10. Additional Information, D. Exchange Controls."

In accordance with Alberta law, directors shall be elected by an "ordinary resolution" which means (a) a resolution passed by the shareholders of the Company in general meeting by a simple majority of the votes cast in person or by proxy, or (b) a resolution that has been signed by all shareholders entitled to vote on the resolution.

Under Alberta law certain items such as an amendment to the Company's articles or entering into a merger, requires approval by a special resolution, which means (a) a resolution passed by a majority of not less than 2/4 of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the company (b) a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company.

C.

Material Contracts

The following are the material contracts of the Company (other than contracts in the ordinary course of business) entered into within the last two years:

Date	Names of Parties	Description of General Nature of the Contract	Consideration Paid; Terms and Conditions
January 5, 2004	James E. Sinclair and the Company	Subscription Agreement for purchase of 622,278 common shares	$1.607 per share for a total of $1,000,000
July 21, 2003	Ashanti Goldfields (Cayman) Limited ("Ashanti") and the Company	Letter of Intent granting to Ashanti the right to acquire all of the Company's interests in nine (9) licenses	Over US$1.4 million over five years; US$800,000 in exploration work; up to 10,000 meters in diamond drilling; and a feasibility study to earn its interests; and payment of a NSR royalty up to 2%

March 18, 2003	Northern Mining Explorations Ltd. ("NME") and the Company	Amending Letter Agreement to January 20, 2003 agreement	Not applicable
March 5, 2003	James E. Sinclair and the Company	Subscription Agreement for purchase of common shares over a two year period, in 24 separate monthly tranches	Market price at the time of purchase; to date a total of $1,700,002 for 1,078,267 shares, or an average price of $1.58 per share
January 20, 2003	Northern Mining Explorations Ltd. ("NME") and the Company	Letter of Intent granting to NME the right to acquire all of the Company's interests in 7 prospecting licenses and one application for license	US$70,000; assuming underlying property payments; feasibility study; pre-production payments; and NSR royalty of up to 2%
April 19, 2000	The Company and Computershare Trust Company of Canada	Shareholder Rights Plan	No consideration paid (see Item 10. Additional Information, "Common Shares" above for details)

D.

Exchange Controls

Canada

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements.  Any such remittances to United States residents are subject to withholding tax.  See "Taxation."

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Act.  The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares.

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the common shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company.  An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount, which for 1996 was any amount in excess of $168 million.  A non-Canadian would acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares.  The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Canada Act, including:  (a) an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

Foreign Investments and Exchange in Tanzania

Tanzania adopted in 1997 an Investment Act under which the Tanzania Investment Centre (TIC), as agency for investment promotion and facilitation, was established.  Foreign investment is welcome and in order to enjoy certain tax benefits under the Investment Act, the minimum equity contribution whether in kind or in cash must be not less than US$300,000.

In 1992, the stringent foreign exchange legislation was repealed and the restriction on foreign commercial banks abolished. Any person whether resident or not may establish foreign currency accounts with any of the commercial banks and transfer foreign currency outside Tanzania without restriction.  The Bank of Tanzania regulates commercial banks and approves the establishment of offshore foreign currency accounts by residents.  There are no controls on foreign exchange rates or interest rate on loans and overdrafts.

E.

Taxation

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for U.S. federal income tax purposes, an estate whose income is taxable in the U.S. irrespective of source, or a trust subject to primary supervision of a court within the U.S. and control of a U.S. fiduciary, and who holds common shares solely as capital property and who owns (directly and indirectly) no more than 5% of the value of the total outstanding stock of the Company (a "U.S. Holder").  This summary is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act"), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Canada Revenue Agency, and on the current provisions of the Canada-United States Income Tax Convention, 1980, as amended (the "Treaty").  Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any U.S.) tax law or treaty.  It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

Each U.S. Holder is advised to obtain tax and legal advice applicable to such U.S. Holder's particular circumstances.

Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder's common shares.  The statutory rate of withholding tax is 25% of the gross amount of the dividend paid.  The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder for the purposes of the Treaty.  Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of the Company and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited after 1996 to such corporate U.S. Holder.  The Company is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U. S. Holder.

Pursuant to the Tax Act, a U.S. Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition on death, provided that the U.S. Holder did not hold the common share as capital property used in carrying on a business in Canada, and that neither the U. S. Holder nor persons with whom the U.S. Holder did not deal a arms length (alone or together) owned or had the right or an option to acquire 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

United States Federal Income Tax Consequences

The following is, in the opinion of the Company after consultation with its professional advisors, a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined above) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Taxation - Canadian Federal Income Tax Consequences" above). Accordingly, holders and prospective holders of common shares of the Company are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of the Company, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

Passive Foreign Investment Company.

The Company believes that it is a passive foreign investment company ("PFIC") for United States federal income tax purposes with respect to a U.S. Holder (as defined above).  The Company will be a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held the Company's shares, either (i) at least 75 % of the gross income of the Company for the taxable year is passive income, or (ii) at least 50% of the Company's assets are attributable to assets that produce or are held for the production of passive income.  In each case, the Company must take into account a pro rata share of the income and the assets of any company in which the Company owns, directly or indirectly, 25% or more of the stock by value (the "look-through" rules).  Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income.  As a publicly traded corporation, the Company would apply the 50% asset test based on the value of the Company's assets.

Because the Company is a PFIC, unless a U.S. Holder who owns shares in the Company (i) elects (a section 1295 election) to have the Company treated as a "qualified electing fund" (a "QEF") (described below), or (ii) marks the stock to market (described below), the following rules apply:

1.

Distributions made by the Company during a taxable year to a U.S. Holder who owns shares in the Company that are an "excess distribution" (defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or such U.S. Holder's holding period before the taxable year) must be allocated ratably to each day of such shareholder's holding period.  The amount allocated to the current taxable year and to years when the corporation was not a PFIC must be included as ordinary income in the shareholder's gross income for the year of distribution.  The remainder is not included in gross income but the shareholder must pay a deferred tax on that portion.  The deferred tax amount, in general, is the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year, plus interest.  The interest charge is at the rate applicable to deficiencies in income taxes.

2.

The entire amount of any gain realized upon the sale or other disposition of the shares will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.

A shareholder that makes a section 1295 election will be currently taxable on his or her pro rata share of the Company's ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were received. The shareholder's basis in his or her shares will be increased to reflect taxed but undistributed income.  Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the shares and will not be taxed again as a distribution to the shareholder.

A shareholder may make a section 1295 election with respect to a PFIC for any taxable year of the shareholder (shareholder's election year).  A section 1295 election is effective for the shareholder's election year and all subsequent taxable years of the shareholder.  Procedures exist for both retroactive elections and filing of protective statements.  Once a section 1295 election is made it remains in effect, although not applicable, during those years that the Company is not a PFIC.  Therefore, if the Company re-qualifies as a PFIC, the section 1295 election previously made is still valid and the shareholder is required to satisfy the requirements of that election.  Once a shareholder makes a section 1295 election, the shareholder may revoke the election only with the consent of the Commissioner.

If the shareholder makes the section 1295 election for the first tax year of the Company as a PFIC that is included in the shareholder's holding period, the PFIC qualifies as a pedigreed QEF with respect to the shareholder.  If a QEF is an unpedigreed QEF with respect to the shareholder, the shareholder is subject to both the non-QEF and QEF regimes.  Certain elections are available which enable shareholders to convert an unpedigreed QEF into a pedigreed QEF thereby avoiding such dual application.

A shareholder making the section 1295 election must make the election on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply. A shareholder must make a section 1295 election by completing Form 8621; attaching said Form to its federal income tax return; and reflecting in the Form the information provided in the PFIC Annual Information Statement or if the shareholder calculated the financial information, a statement to that effect.  The PFIC Annual Information Statement must include the shareholder's pro rata shares of the ordinary earnings and net capital gain of the PFIC for the PFIC's taxable year or information that will enable the shareholder to calculate its pro rata shares.  In addition, the PFIC Annual Information Statement must contain information about distributions to shareholders and a statement that the PFIC will permit the shareholder to inspect and copy its permanent books of account, records, and other documents of the PFIC necessary to determine that the ordinary earnings and net capital gain of the PFIC have been calculated according to federal income tax accounting principles.  A shareholder may also obtain the books, records and other documents of the foreign corporation necessary for the shareholder to determine the correct earnings and profits and net capital gain of the PFIC according to federal income tax principles and calculate the shareholder's pro rata shares of the PFIC's ordinary earnings and net capital gain.  In that case, the PFIC must include a statement in its PFIC Annual Information Statement that it has permitted the shareholder to examine the PFIC's books of account, records, and other documents necessary for the shareholder to calculate the amounts of ordinary earnings and net capital gain.  A shareholder that makes a Section 1295 election with respect to a PFIC held directly or indirectly, for each taxable year to which the Section 1295 election applies, must comply with the foregoing submissions.

Because the Company's stock is "marketable" under section 1296(e), a U.S. Investor may elect to mark the stock to market each year.  In general, a PFIC shareholder who elects under section 1296 to mark the marketable stock of a PFIC includes in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder's adjusted basis in such stock.  A shareholder is also generally allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over the fair market value as of the close of the taxable year.  Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the stock included by the shareholder for prior taxable years.  While the interest charge regime under the PFIC rules generally does not apply to distributions from and dispositions of stock of a PFIC where the U.S. Investor has marked to market, coordination rules for limited application will apply in the case of a U.S. Investor that marks to market PFIC stock later than the beginning of the shareholder's holding period for the PFIC stock.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or inclusions under a QEF.

Distribution on Common Shares of the Company

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction equal to the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" as defined below, or a "passive foreign investment company" (a PFIC) as defined above). The Company does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", " "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of the Company will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Controlled Foreign Corporations.

Sections 951 through 964 and Section 1248 of the Code relate to controlled foreign corporations ("CFCs").  A foreign corporation that qualifies as a CFC will not be treated as a PFIC with respect to a shareholder during the portion of the shareholder's holding period after December 31, 1997, during which the shareholder is a 10% United States shareholder and the corporation is a CFC.  The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to shareholders that are less than 10% United States shareholders.

The 10% United States shareholders of a CFC are subject to current U.S. tax on their pro rata shares of certain income of the CFC and their pro rata shares of the CFC's earnings invested in certain U.S. property.  The effect is that the CFC provisions may impute some portion of such a corporation's undistributed income to certain shareholders on a current basis and convert into dividend income some portion of gains on dispositions of stock, which would otherwise qualify for capital gains treatment.

The Company does not believe that it will be a CFC.  It is possible that the Company could become a CFC in the future.  Even if the Company were classified as a CFC in a future year, however, the CFC rules referred to above would apply only with respect to 10% shareholders.

Personal Holding Company/Foreign Personal Holding Company/Foreign Investment Company.

A corporation will be classified as a personal holding company (a "PHC") if at any time during the last half of a tax year (i) five or fewer individuals (without regard to their citizenship or residence) directly or indirectly or by attribution own more than 50% in value of the corporation's stock and (ii) at least 60% of its ordinary gross income, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income).  A PHC is subject to a United States federal income tax of 39.6% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to United States source income).

A corporation will be classified as a foreign personal holding company (an "FPHC") and not a PHC if at any time during a tax year (i) five or fewer individual United States citizens or residents directly or indirectly or by attribution own more than 50% of the total combined voting power or value of the corporation's stock and (ii) at least 60% of its gross income consists of foreign personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income).  Each United States shareholder in a FPHC is required to include in gross income, as a dividend, an allocable share of the FPHC's undistributed foreign personal holding company income (generally the taxable income of the FPHC, as specially adjusted).

A corporation will be classified as a foreign investment company (an "FIC") if for any taxable year it (i) is registered under the Investment Company Act of 1940, as amended, as a management company or share investment trust or is engaged primarily in the business of investing or trading in securities or commodities (or any interest therein) and (ii) 50% or more of the value or the total combined voting power of all the corporation's stock is owned directly or indirectly (including stock owned through the application of attribution rules) by United States persons.  In general, unless an FIC elects to distribute 90% or more of its taxable income (determined under United States tax principles as specially adjusted) to its shareholders, gain on the sale or exchange of FIC stock is treated as ordinary income (rather than capital gain) to the extent of such shareholder's ratable share of the corporation's earnings and profits for the period during which such stock was held.

The Company believes that it is not and will not be a PHC, FPHC or FIC.  However, no assurance can be given as to the Company's future status.

U.S. Information Reporting and Backup Withholding.

Dividends are generally subject to the information reporting requirements of the Code.  Dividends may be subject to backup withholding at the rate of 28% unless the holder provides a taxpayer identification number on a properly completed Form W-9 or otherwise establishes an exemption.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder's federal income tax liability, provided the required information is furnished to the IRS.

Filing of Information Returns.

Under a number of circumstances, a U.S. Holder acquiring shares of the Company may be required to file an information return.  In particular, any U.S. Holder who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.  Other filing requirements may apply, and U.S. Holders should consult their own tax advisors concerning these requirements.

Tanzania

Taxation

Tax in Tanzania is levied on the income of any person which is deemed to have accrued in or was derived in Tanzania, in the case of individuals, if he was resident in Tanzania during the year of income for a total of 183 days, or an average of 122 days per year over 3 tax years.  Prevailing income tax rate is 30% in the case of both corporate entities and individuals.

Value Added Tax ("VAT")

Taxable Supplies	Rate
Supply of goods and services in Mainland Tanzania	20%
Import of goods and services in Mainland Tanzania	20%
Export of goods and services from Mainland Tanzania	0%

VAT registrable threshold is Tshs. 20 Million (or about US$20,000 at prevailing exchange rates).

Withholding Tax

Withholding tax is charged at the rates specified below:

	Resident	Non-Resident
Dividend (unlisted companies)	10%	10%
Interest	15%	15%
Royalty	0%	20%
Management and Professional Fees	0%	20%
Rental Income	15%	20%
Pension/Retirement Annuity	0%	15%
Insurance Commission	7.5%	0%
Goods and Services (not applicable to TIN Cert. Holders)	2%	2%

Special Rates for Persons Engaged in "Mining Operations" Rates

	Resident	Non-Resident
Dividend	10%	10%
Technical Service Fee	3%	3%
Management Fee up to 2% of Operating Costs	0%	3%
Management Fee - Excess Over 2%	0%	20%
Interest on Foreign Sourced Loans*	0%	0%
Companies listed on the Dar es Salaam Stock Exchange enjoy a preferential withholding tax on 5% on dividends.

*

In respect of mining companies having Development Agreements with Government.

Capital Gains Tax

Capital Gains Tax is chargeable on Premises and Financial Assets.  The prevailing rate is 10%.

Stamp duty

Stamp duty is changeable on conveyance of property, shares and registration of securities as follows:

Rate
Conveyance	4%
Transfer of Shares or Debenture	1%
Insurance Commission	7.5%

Customs Duty

Imports into Tanzania are subject to duty as follows:

Rate
Capital Goods	5%
Semi-processed inputs and spare parts other than for motor vehicles	10%
Fully processed inputs and motor vehicle spare parts	15%
Consumer Goods	25%
Equipment and supplies imported by persons engaged in mining operations subcontractors - up to one (1) year after production	0%
Thereafter	5% (max)

Mining Sector

There is a special fiscal regime for mining companies which provides for 100% depreciation allowance on all mining capital expenditures.  Losses may be carried forward for an unlimited period of time.  There is also an exemption on import duty for mining equipment and supplies up to one year after start up of production as well as a 10% withholding tax on dividends and maximum 3% withholding tax on management fees up to 2% of operating costs and 20% for any excess over 2% of the operating costs.  Mining companies may opt to keep their books of account in the United States Dollar Currency.  The special regime applies for subcontractors and providers of technical services to the mining sector as well.  The government of Tanzania also imposes a royalty on the gross value of all production equal to 5% for diamonds and 3% for all gold produced.

Double Taxation Agreement

Tanzania has an Agreement to prevent double taxation with Sweden, Denmark, Norway, Zambia, Canada, India, Finland and Italy.  Treaties with Kenya, Uganda, South Africa, South Korea and Zimbabwe have been signed but not yet ratified.

F.

Dividends and Paying Agents

Not Applicable.

G.

Statement by Experts

Financial Statements

The consolidated financial statements of the Company as of August 31, 2003 and 2002, and for each of the years in the two-year period ended August 31, 2003, have been included herein in reliance upon the reports of KPMG LLP, independent accountants, P.O. Box 10426, Pacific Centre, 777 Dunsmuir Street, Vancouver, B.C., V7Y 1K3, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the August 31, 2003 and 2002 consolidated financial statements contains additional comments for U.S. readers on Canada - U.S. reporting difference that states that the Company's financial statements are affected by conditions and events that raise substantial doubt about the entity's ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.  These consolidated financial statements are included, in the form and content in which they are included, with the consent of KPMG LLP.

The consolidated financial statements of the Company for the year ended August 31, 2001, have been included herein in reliance upon the reports of PricewaterhouseCoopers LLP, independent accountants, 250 Howe Street, Suite 700, Vancouver, B.C., V6C 3S7, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.  The audit report covering the August 31, 2001 consolidated financial statements contains additional comments for U.S. readers on Canada - U.S. reporting difference that states that the Company's financial statements are affected by conditions and events that raise substantial doubt about the entity's ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.  These consolidated financial statements are included, in the form and content in which they are included, with the consent of PricewaterhouseCoopers LLP.

The financial statements of Tanzam as of December 31, 2001 and 2000, and for each of the years in the two-year period ended December 31, 2001, have been included herein in reliance upon the report of KPMG, independent accountants, P.O. Box 1160, PPF Tower, Floor 11, Garden Avenue/Ohio Street, Dar es Salaam, Tanzania, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.  These financial statements of Tanzam are included, in the form and content in which they are included, with the consent of KPMG.

Technical Reports

The following technical reports are included herein by reference, in the form and content in which they are included, with the consent of each of their authors:

(i)

"Independent Review of the Itetemia Project, Lake Victoria Greenstone Region, Tanzania", May 2, 2001, by Michael J. Michaud, M.Sc. P. Geo. of Steffen Robertson and Kirsten Consulting (Canada) Inc.;

(ii)

"Report on the 2002 Exploration of the Luhala Concessions and the Lunguya Concessions, Lake Victoria Goldfields District, North-Central Tanzania", February 28, 2003, by Dr. Jim L. Oliver, Ph.D., P. Geo.; and

(iii)

"Project Technical Review on 52 Prospecting Licenses, Lake Victoria Goldfields Tanzania", March 21, 2002, by Stephen R. McMullan, P. Geo. of Poseidon Geophysics (Pty) Ltd.

H.

Documents on Display

The Company will file annual reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.  Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the Public Reference Rooms.  The Securities and Exchange Commission also maintains a website, www.sec.gov, where you may obtain our reports.  We also file certain reports with the Canadian Securities Administrators that you may obtain through access of the Sedar website, www.sedar.com.

Copies of the Company's material contracts are kept in the Company's administrative headquarters.

I.

Subsidiary Information

Not Applicable.

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk, primarily related to foreign exchange and metals prices (gold in particular).  The Company uses the Canadian dollar as its reporting currency, but the Company converts Canadian dollars to U.S. dollars, and then U.S. dollars to Tanzanian schillings.  The Company is therefore exposed to foreign exchange movements in Tanzania where the Company is incurring costs in conducting exploration activities.  Most of the Company's exploration work is conducted in U.S. dollars; however, some general and administrative expenses are paid in Tanzanian schillings.

The following table sets forth the percentage of the Company's administrative expense by currency for the year ended August 31, 2003.

By Currency

2003
Canadian Dollar	35%
U.S. Dollar	40%
Tanzanian Dollar	25%
Total:	100%

Such administrative expense by currency may change from time to time, but it has been roughly the same year to year.  Further, the Company incurred exploration costs of $1,151,327 and $1,238,635 for the years ended August 31, 2003 and 2002, respectively, which are primarily paid in U.S. dollars.

The Company has not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the Company's operations. The Company exchanges Canadian dollars to U.S. dollars to fund its Tanzanian operations.  Based on prior years, the Company does not believe that it is subject to material foreign exchange fluctuations.  However, no assurance can be given that this will continue to be true in the future.

The Company has no long-term debt, therefore, the Company does not believe that the interest rate market risk to be material.

The market prices of most precious metals, including gold, have generally increased over the past three years, but are subject to market fluctuations based primarily on supply and demand.

The following table sets out the cumulative average prices of gold for the past five years, based on the London Metals Market afternoon price fix in U.S. dollars:

1999	2000	2001	2002	2003
$278.98	$279.11	$271.04	$309.73	$363.38

The cumulative average price of gold to May 25, 2004 was $403.34, based on the London afternoon price fix.

Item 12.

Description of Securities Other than Equity Securities

Not Applicable.

Part II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.

Controls and Procedures

Not applicable

Item 16.

[Reserved]

Item 16 A.

Audit committee financial expert - Not Applicable

Item 16 B.

Code of Ethics - Not Applicable

Item 16 C.

Principal Accountant Fees and Services - Not Applicable

Item 16 D.

Exemptions from the Listing Standards for Audit Committees - Not Applicable

Item 16 E.

Purchase of Equity Securities by the Issuer and Affiliated Purchasers - Not Applicable

Part III

Item 17.

Financial Statements

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.  All year end and interim financial statements attached have been reconciled to U.S. Generally Accepted Accounting Principles.  See Item 8 (A).

Item 18.

Financial Statements

Not applicable.

Item 19.

Exhibits

(a)

Exhibits

(1)

Articles and Bylaws of Tan Range Exploration Corporation, as amended.

(2)(a)

Shareholder Rights Plan.

(4)(a)

-

Subscription and Property Option Agreement dated May 31, 1999 between the Company and Barrick Gold Corporation,

-

Option Agreement dated December 14, 2001 between Tanzam 2000 Limited and Barrick Exploration Africa Limited,

-

Letter of Intent dated January 20, 2003 between the Company and Northern Mining Explorations Ltd., as amended by Letter Agreement dated March 18, 2003,

-

Employee Share Ownership Plan dated May 1, 2003,

-

Letter of Intent dated July 21, 2003 between the Company and Ashanti Goldfields (Cayman) Limited.

(4)(b)(i)

-

Stock Option Plan.

-

Subscription Agreement dated March 5, 2003 between the Company and James E. Sinclair for 24 share instalments.

-

Subscription Agreement dated January 5, 2004 between the Company and James E. Sinclair.

(10)(a)

Consents of Auditors and Experts.

(10)(b)

List of Subsidiaries.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

Dated:

June 22, 2004

TAN RANGE EXPLORATION CORPORATION

By:

s/ "James E. Sinclair"

James E. Sinclair,

Chairman and Chief Executive Officer

TAN RANGE EXPLORATION CORPORATION

Consolidated Financial Statements

For the Three and Six Months Ended February 29, 2004 and 2003

Unaudited

Prepared by Management

Vancouver, B.C.

Tan Range Exploration Corporation

Consolidated Balance Sheet

As at February 29, 2004 and August 31, 2003

(in Canadian Dollars)

ASSETS	February 29, 2004	August 31, 2003
Current Assets	$	$
Cash and Short Term Deposits	2,242,935	1,550,072
Investments	925,100	926,192
Accounts and Other Receivables	55,780	44,288
Prepaid Expenses	39,160	31,360
	3,262,975	2,551,912
Mineral Properties and Deferred Exploration Costs (note 3)	18, 783,456	18,672,446
Capital Assets	2 19,987	200,207
	2 2,266,418	21,424,565

LIABILITIES
Current Liabilities
Accounts Payable and Accrued Liabilities	255,834	459,000
Future Income taxes	647,565	647,565

SHAREHOLDERS' EQUITY
Share Capital (note 4)	4 1,510,271	39,423,971
Share Subscriptions Received	-	125,000
Deficit	(20,147,252)	(19,230,971)
	2 1,363,019	20,318,000
	2 2,266,418	21,424,565

See Accompanying Notes to the Unaudited Consolidated Financial Statements

"Victoria Luis" , Director

"James E. Sinclair" , Director

Unaudited - Prepared by Management

Tan Range Exploration Corporation

Consolidated Statements of Operations and Deficit

For the Three and Six Months ended February 29, 2004 and February 28, 2003

(in Canadian Dollars)

	Three months ended February 29		Six months ended February 29
	2004	2003	2004	2003
	$	$	$	$
EXPENSES
Annual General Meeting	18,215	11,077	21,216	11,077
Depreciation	13,348	14,795	23,539	29,047
Consulting and Management Fees	20,888	62,617	65,761	110,258
Insurance	16,336	14,232	32,153	17,283
Membership, Courses & Publications	-	5,134	-	21,393
New Property Investigation Costs	146,258	(56,955)	374,546	42,127
Office and Administration	21,695	21,653	46,264	37,503
Office Rentals	14,873	38,415	54,313	76,947
Press Releases	2,959	2,133	8,891	4,973
Printing and Mailout	16,349	(558)	16,349	7,942
Professional Fees	35,379	69,147	54,000	100,647
Promotion and Shareholder Relations	3,919	41,456	5,363	64,645
Salaries and Benefits	136,490	11,296	241,591	158,992
Telephone and Fax	7,699	8,464	13,448	21,932
Transfer Agent and Listing	29,207	21,932	41,540	25,987
Travel and Accommodation	4,601	26,134	12,741	40,080
Training	12,032	(44)	12,032	2,187
Vehicles	-	(1,363)	-	-
	500,248	289,565	1,023,747	773,020
LESS: EXPENSE RECOVERIES	43,809	-	43,809	-
	456,439	289,565	979,938	773,020
OTHER (INCOME) EXPENSE
Short term investments (Gain) Loss	(4,479)	-	(13,494)	-
(Interest Earned), Net of Expense	(12,727)	(5,012)	(12,961)	(12,101)
Foreign Exchange (Gain) Loss	(76,848)	65,355	(37,202)	41,940
	(94,054)	60,343	(63,657)	29,840

NET LOSS FOR THE PERIOD	362,385	349,908	916,281	802,860
DEFICIT, BEGINNING OF PERIOD	19,784,867	16,669,145	19,230,971	16,216,193
DEFICIT, END OF PERIOD	20,147,252	17,019,053	20,147,252	17,019,053

Basic and diluted loss per share	.004	.005	.011	.010

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Unaudited - Prepared by Management

Tan Range Exploration Corporation

Consolidated Statement of Cash Flows

For the Three and Six Months ended February 29, 2004 and February 28, 2003

(in Canadian Dollars)

	Three months ended February 29		Six months ended February 29
	2004	2003	2004	2003
	$	$	$	$
Cash provided from (used in)
Operating activities
Loss for the period	(362,385)	(349,908)	(916,281)	(802,860)
Items not affecting cash:
Depreciation	13,348	14,795	23,539	29,047
	13,348	14,795	23,539	29,047

Change in non-cash working capital items	(103,112)	(145,192)	(222,458)	(36,958)
	(452,149)	(480,305)	(1,115,200)	(810,771)
Investing Activities
Mineral properties and deferred exploration	50,334	(220,498)	(111,010)	(610,835)
Short term investments	71,030	-	1,092	-
Capital asset (additions) disposals, net	(31,091)	(4,340)	(43,319)	(6,985)
	90,273	(224,838)	(153,237)	(617,820)

Financing Activities
Share capital issued	1,435,000	669,600	1,961,300	2,494,365

NET INCREASE (DECREASE) IN CASH	1,073,124	(35,543)	692,863	1,065,774
CASH BEGINNING OF PERIOD	1,169,811	3,128,589	1,550,072	2,027,272
CASH END OF PERIOD	2,242,935	3,093,046	2,242,935	3,093,046

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Unaudited - Prepared by Management

Tan Range Exploration Corporation

Notes to the Unaudited Consolidated Financial Statements

For the Three and Six Months Ended February 29, 2004 and February 28, 2003

(in Canadian Dollars)

1.

Nature of operations

Tan Range Exploration Corporation (the "Company") is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

2.

Significant accounting policies

These interim consolidated financial statements of the Company have been prepared by management, and have not been audited or reviewed by an independent public accountant.  These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies and methods of application as the Company's audited annual consolidated financial statements as at and for the year ended August 31, 2003.

These interim consolidated financial statements include the accounts of the Company and its subsidiaries.

Tan Range Exploration Corporation

Notes to the Unaudited Consolidated Financial Statements

For the Six Months Ended February 28, 2004 and Year Ended August 31, 2003

(in Canadian Dollars)

3.

Mineral Properties and Deferred Exploration Costs

The continuity of expenditures on mineral properties is as follows:

	Itetemia	Luhala	Kigosi	Lunguya	Kanagele	Tulawaka	Ushirombo	Mbogwe	Biharamulu	Other	Total

Balance, August 31, 2002	$7,288,200.00	$2,498,293	$1,072,516	$2,177,768	$785,565	$1,424,545	$1,330,002	$984,190	$679,869	$311,607	$18,552,555

Exploration expenditures:
Camp, field supplies and travel	2,512	3,747	1,223	15,687	218	42	24,275	2,770	1,659	6,172	58,305
Exploration and field overhead	(143)	33,543	6,240	182,437	52,319	185,825	66,311	36,418	17,743	149,041	729,734
Geological consulting and field wages	22	314	6,510	47,786	1,234		5,376	130	278	397	62,047
Geophysical and geochemical	13,910	2,814	3,298	80,985	8,465		24,619	16,421	1,896	34,623	187,031
Property acquisition costs		40,519	36,183		6,900				12,501	57,850	153,953
Parts and equipment				1,454			1,875			2,937	6,266
Trenching and drilling				122,563				16,393			138,956
Option payments received	(11,410)					(56,974)	(44,419)	(11,410)	(60,752)		(184,965)
Reclassifications			371,411			4,270	(371,411)			(4,270)	0
	4,891	80,937	53,454	450,912	69,136	128,893	78,037	60,722	(26,675)	251,020	1,151,327
	7,293,091	2,579,230	1,125,970	2,628,680	854,701	1,553,438	1,408,039	1,044,912	653,194	562,627	19,703,882
Write-offs	(729,309)			(35,342)		0	(106,386)	0	(10,744)	(149,655)	(1,031,436)

Balance, August 31, 2003	6,563,782	2,579,230	1,125,970	2,593,338	854,701	1,553,438	1,301,653	1,044,912	642,450	412,972	18,672,446

Exploration expenditures:
Camp, field supplies and travel				1,514	3,048					16,252	20,814
Exploration and field overhead	7,715	9,960	32,889	9,353	2,096	19,300	9,703	5,309	14,341	218,402	329,068
Geological consulting and field wages										(21,113)	(21,113)
Geophysical and geochemical			3,775	829	3,152	397		2,272	1,663	28,652	40,740
Property Acquisition costs			290,441				(87,824)			(195,728)	6,889
Parts and equipment										111	111
Trenching and drilling											0
Option payments received	(17,720)					(78,789)	(125,007)	(17,720)	(26,263)		(265,499)
	(10,005)	9,960	327,105	11,696	8,296	(59,092)	(203,128)	(10,139)	(10,259)	46,576	111,010
	6,553,777	2,589,190	1,453,075	2,605,034	862,997	1,494,346	1,098,525	1,034,773	632,191	459,548	18,783,456
Write-offs
Balance, February 29, 2004	$6,553,777	$2,589,190	$1,453,075	$2,605,034	$862,997	$1,494,346	$1,098,525	$1,034,773	$632,191	$459,548	$18,783,456

Unaudited - Prepared by Management

Tan Range Exploration Corporation

Notes to the Unaudited Consolidated Financial Statements

For the Three and Six Months Ended February 29, 2004 and February 28, 2003

(in Canadian Dollars)

3.

Mineral Properties and Deferred Exploration Costs (continued)

Acquisition costs and exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on a unit-of-production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the deferred costs are written off.

4.

Share Capital

	Number	Amount ($)
Balance at August 31, 2003	80,191,542	39,423,971
Issued for cash	994,729	1,625,000
Subscription Receivable	65,445	125,000
Issued on exercise of stock options	710,000	336,300
Balance at February 29, 2004	81,961,716	41,510,271

5.

Options Outstanding

Number of Shares	Exercise Price	Expiry Date
50,000	$0.50	January 19, 2005
35,000	$0.51	August 7, 2006
400,000	$0.79	May 3, 2007
10,000	$0.96	May 23, 2007
50,000	$0.83	June 20, 2007
545,000

	Number	Exercise Price
Balance at August 31, 2003	1,255,000	$0.40 to $0.96
Exercised	710,000	$0.40 to $0.51
Balance at February 29, 2004	545,000	$0.50 to $0.96

Unaudited - Prepared by Management

Tan Range Exploration Corporation

Notes to the Unaudited Consolidated Financial Statements

For the Three and Six Months Ended February 29, 2004 and February 28, 2003

(in Canadian Dollars)

6.	Reconciliation between Canadian and United States generally accepted accounting principles:

These unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles  ("Canadian GAAP").  A detailed description of United States generally accepted accounting principles ("U.S. GAAP") and rules prescribed by the United States Securities and Exchange Commission ("SEC") that result in material measurement differences from Canadian GAAP is contained in the annual audited financial statements contained elsewhere in this Registration Statement.  The effect of the measurement differences between Canadian GAAP and U.S. GAAP on the consolidated balance sheets and statements of operations and cash flows is summarized below.

	(a)	Assets:

		February 29,	August 31,
		2004	2003

	Assets, under Canadian GAAP	$22,266,418	$21,424,565
	Adjustment for mineral properties and deferred exploration	(18,783,456)	(18,672,446)

	Assets, under U.S. GAAP	$3,482,962	$2,752,119

	(b)	Liabilities:

		February 29,	August 31,
		2004	2003

	Liabilities, under Canadian GAAP	$903,399	$1,106,565
	Adjustment for mineral properties and deferred exploration	(647,565)	(647,565)

	Liabilities, under U.S. GAAP	$255,834	$459,000

	(c)	Share capital:

		February 29,	August 31,
		2004	2003

	Share capital, under Canadian GAAP	$41,510,271	$39,423,971
	Adjustment for stock-based compensation for employees	61,850	61,850
	Adjustment for stock-based compensation for non-employees	393,078	393,078
	Adjustment for escrow shares	2,300,000	2,300,000

	Share capital, under U.S. GAAP	$44,265,199	$42,178,899

Tan Range Exploration Corporation

Notes to the Unaudited Consolidated Financial Statements

For the Three and Six Months Ended February 29, 2004 and February 28, 2003

(in Canadian Dollars)

6.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(d)	Deficit:

		February 29,	August 31,
		2004	2003

	Deficit, under Canadian GAAP	$(20,147,252)	$(19,230,971)
	Adjustment for stock-based compensation for employees	(61,850)	(61,850)
	Adjustment for stock-based compensation for non-employees	(393,078)	(393,078)
	Adjustment for escrow shares	(2,300,000)	(2,300,000)
	Adjustment for mineral properties and deferred exploration, net of income taxes	(18,135,891)	(18,024,881)

	Deficit, under U.S. GAAP	$(41,038,071)	$(40,010,780)

	(e)	Loss and loss per share:

		Six months ended February 29,	Six months ended February 28,
		2004	2003

	Loss for the period, under Canadian GAAP	$(916,281)	$(802,860)
	Adjustment for mineral properties and deferred exploration	(111,010)	(610,835)
	Adjustment for escrow shares	-	(2,300,000)

	Loss for the period, under U.S. GAAP	$(1,027,291)	$(3,713,695)

	Basic additional loss per share, under U.S. GAAP	$(0.01)	$(0.05)

	(f)	Cash flows:

		Six months ended February 29,	Six months ended February 28,
		2004	2003

	Cash used in operating activities, under Canadian GAAP	$(1,115,200)	$(810,771)
	Adjustment for mineral properties and deferred exploration	(111,010)	(610,835)

	Cash used in operating activities, under U.S. GAAP	$(1,226,210)	$(1,421,606)

	Cash used in investing activities, under Canadian GAAP	$(153,237)	$(617,820)
	Adjustment for mineral properties and deferred exploration	111,010	610,835

	Cash used in investing activities, under U.S. GAAP	$(42,227)	$(6,985)