Form 20-F
period 2004-08-31
TAN RANGE EXPLORATION CORP
filed 2005-02-10
CIK 1173643

U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________________

FORM 20-F

_________________________

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

[   ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSACTION PERIOD FROM ______________ TO ___________________.

Commission File Number 000-50634

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

The number of outstanding Common Shares as of August 31, 2004 was 82,464,037.

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

TABLE OF CONTENTS

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Mineral Resources			1

Currency			1

Foreign Private Issuer Filings			1

Glossary of Technical Terms			2

Part I			6

Item 1.	Identity of Directors, Senior Management and Advisors		6
Item 2.	Offer Statistics and Expected Timetable		6
Item 3.	Key Information		6
	A.	Selected Financial Data	6
	B.	Capitalization and Indebtedness	8
	C.	Reasons for the Offer and Use of Proceeds	8
	D.	Risk Factors	8
Item 4.	Information on the Company		11
	A.	History and Development of the Company	11
	B.	Business Overview	15
		Plan of Operations	16
		Governmental Regulations	17
	C.	Organization Structure	18
	D.	Property, Plant and Equipment	18
		Itetemia Property	18
		Luhala Property	27
		Lunguya Project Area	32
		Tulawaka Project Area	35
		Lake Victoria Goldfield Properties	35
Item 5.	Operating and Financial Review and Prospects		43
	A.	Operating Results	44
	B.	Liquidity and Capital Resources	45
	C.	Research and Development, Patents and License, etc.	47
	D.	Trend Information	47
	E.	Off Balance Sheet Arrangements	47
	F.	Tabular Disclosure of Contractual Obligations	47
Item 6.	Directors, Senior Management and Employees		47
	A.	Directors and Senior Management	47
	B.	Compensation	52
	C.	Board Practices	53
	D.	Employees	54
	E.	Share Ownership	55
Item 7.	Major Shareholders and Related Party Transactions		55
	A.	Major Shareholders	55
	B.	Related Party Transactions	56
	C.	Interest of Experts and Counsel	57

- ii -

Item 8.	Financial Statements		58
	A.	Consolidated Statements and Other Financial Information	58
	B.	Significant Changes	58
Item 9.	The Offering and Listing		58
	A.	Offering and Listing Details	58
	B.	Plan of Distribution	59
	C.	Markets	60
	D.	Selling Shareholders	60
	E.	Dilution	60
	F.	Expenses of the Issue	60
Item 10.	Additional Information		60
	A.	Share Capital	60
	B.	Articles of Association and Bylaws	61
	C.	Material Contracts	63
	D.	Exchange Controls	64
	E.	Taxation	65
	F.	Dividends and Paying Agents	73
	G.	Statement by Experts	73
	H.	Documents on Display	73
	I.	Subsidiary Information	73
Item 11.	Quantitative and Qualitative Disclosures About Market Risk		73
Item 12.	Description of Securities Other than Equity Securities		74
Part II			74
Item 13.	Defaults, Dividend Arrearages and Delinquencies		74
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		74
Item 15.	Controls and Procedures		74
Item 16.	[Reserved]		74
Item 16 A.		Audit Committee Financial Expert	74
Item 16 B.		Code of Ethics	75
Item 16 C.		Principal Accountant Fees and Services	75
Item 16 D.		Exemptions from the Listing Standards for Audit Committees	75
Item 16 E.		Purchase of Equity Securities by the Issuer and Affiliated Purchasers	75
Part III			75
Item 17.	Financial Statements		75
Item 18.	Financial Statements		75
Item 19.	Exhibits		75

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

Foreign Private Issuer Filings

As a foreign private issuer registered under section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company is subject to section 13 of the Exchange Act, and is required to file Annual Reports on Form 20-F and Report of Foreign Private Issuer on Form 6-K with the Commission.  However, the Company is exempt from the proxy rules under section 14 of the Exchange Act, and the short-swing profit rules under section 16 of the Exchange Act.

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

propylitic	A rock alteration assemblage comprising calcite, epidote, chlorite, pyrite and other minerals, found typically in the periphery of a hydrothermal system.
pyrrhotite	A bronze coloured mineral of metallic lustre that consists of ferrous sulfide and is attracted by a magnet.
pyrite	Iron sulfide mineral.
quartz	Silica or SiO2, a common constituent of veins, especially those containing gold and silver mineralization.

RAB	Rotary air blast drilling.
RC	Reverse circulation diamond drilling.
reef	A geological formation or mineral within defined boundaries separating it from the adjoining rocks.
Sb	The elemental symbol for antimony (stibnite).
silicification	Replacement of the constituent of a rock by quartz.
test pits	Shallow holes dug at spots along the strike of any mineralization or, if it is disseminated, anywhere in the area where the shallow holes might reach mineralized bedrock.
ton	Imperial measurement of weight equivalent to 2,000 pounds (sometimes called a "short ton").
tonne	Metric measurement of weight equivalent to 1,000 kilograms (or 2,204.6 pounds).
tuff	A rock comprised of fine fragments and ash particles ejected from a volcanic vent.
veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.
Zn	The elemental symbol for zinc.

Canadian Terminology

The following terms are used in the Company's technical reports to describe its mineral properties and have been used in this Annual Report (see: "Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Mineral Resources" at page 1 hereof).  These definitions have been published by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Counsel on August 20, 2000, and have been approved for use by Canadian reporting issuers by the Canadian Securities Administrators under National Instrument 43-101, "Standards of Disclosure for Mineral Projects":

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

mineral reserve

A mineral reserve is the economically mineable part of a Measured or Indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of the reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.  Mineral resources are sub-divided in order of increasing confidence into "probable" and "proven" mineral reserves.  A probable mineral reserve has a lower level of confidence than a proven mineral reserve.  The term "mineral reserve" does not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received.  It does signify that there are reasonable expectations of such approvals.

mineral resource

The estimated quantity and grade of mineralization that is of potential economic merit.  A resource estimate does not require specific mining, metallurgical, environmental, price and cost data, but the nature and continuity or mineralization must be understood.  Mineral resources are sub-divided in order of increasing geological confidence into "inferred", "indicated", and "measured" categories.  An inferred mineral resource has a lower level of confidence than that applied to an indicated mineral resource.  An indicated mineral resource has a higher level of confidence than an inferred mineral resource, but has a lower level of confidence than a measured mineral resource.  A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction.

Part I

Item 1.

Identity of Directors, Senior Management and Advisors

A.

Directors and Senior Management:

Not Applicable.

B.

Advisers

Not Applicable.

Item 2.

Offer Statistics and Expected Timetable

Not Applicable.

Item 3.

Key Information

A.

Selected Financial Data

The following tables set forth and summarize selected consolidated financial data for the Company prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). For each of the last five fiscal years, the tables also summarize certain corresponding information prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").  Canadian GAAP, as applied to the Company, materially differs from U.S. GAAP, as set forth in Note 11 to the consolidated financial statements of the Company.  Unless stated otherwise, reference to dollar amounts shall mean Canadian dollars.

For each of the years in the five year period ended August 31, 2004, the information in the tables was extracted from the more detailed audited financial statements of the Company.

The selected financial data should be read in conjunction with Item 5, "Operating and Financial Review and Prospects" and in conjunction with the consolidated financial statements of the Company and the notes thereto contained elsewhere in this Annual Report.  The Company's fiscal period ends on August 31 of each year.

The following is a summary of certain selected financial information for the Company's five most recently completed fiscal years (in Canadian dollars, except number of shares):
Canadian GAAP	As at Fiscal Year ended August 31,
	2004	2003	2002	2001	2000
Operations:

Revenues	$ --	$ --	$ --	$ --	$ --

Net loss	(1,616,364)	(3,014,778)	(1,343,958)	(792,773)	(3,411,602)

Basic and diluted loss per share	(0.02)	(0.04)	(0.02)	(0.02)	(0.09)

Canadian GAAP	As at Fiscal Year ended August 31,
	2004	2003	2002	2001	2000
Balance sheet:

Working Capital	1,918,901	2,092,912	1,921,418	2,186,371	1,028,558

Total Assets	22,092,373	21,424,565	20,912,060	12,439,780	9,035,881

Net Assets	21,298,136	20,318,000	19,605,513	11,874,926	8,527,142

Share Capital	42,145,471	39,423,971	35,821,706	26,747,161	22,606,604

Number of Shares	82,464,037	80,191,542	74,714,203	50,760,978	40,026,971

Deficit	(20,847,335)	(19,230,971)	(16,216,193)	(14,872,235)	(14,079,462)

During the year ended August 31,2004, the Company determined that it had previously incorrectly applied its accounting policy for U.S. GAAP purposes and had included property acquisition costs in the amounts to be expensed as exploration costs under U.S. GAAP.  Such acquisition costs are now capitalized and will be amortized on a unit of production basis once production commences.  The correction of the error in the application of the Company's accounting policy has been applied retroactively and has changed the amounts previously reported for U.S. GAAP purposes in the following table as follows:

(a)

the net loss has reduced by $416,854 and $7,077,133, or nil per share and $0.12 per share for the years ended August 31, 2003 and 2002, respectively;

(b)

total assets have increased by $8,009,146 and $8,150,874 as at August 31, 2003 and 2002, respectively;

(c)

net assets have increased by $7,493,987 and $7,077,133 as at August 31, 2003 and 2002, respectively; and

(b)

the deficit has decreased by $7,493,987 and $7,077,133 as at August 31, 2003 and 2002, respectively.

U.S. GAAP	2000	2004	2003 (restated)	2002 (restated)	2001 (unaudited)
Operations:

Revenues	$ --	$ --	$ --	$ --	$ --

Net loss	(2,204,505)	(2,779,514)	(5,457,815)	(2,698,204)	(3,157,571)

Basic and diluted loss per share	(0.06)	(0.03)	(0.07)	(0.05)	(0.07)

Balance sheet:

Working Capital	1,028,558	1,918,901	2,092,912	1,921,418	2,186,371

Total Assets	2,181,924	10,248,223	10,761,265	10,510,379	3,364,651

Net Assets	9,604,092	9,787,106	9,217,656	2,799,797	1,673,185

Share Capital	44,900,399	42,178,899	36,276,634	27,160,566	22,876,383

Number of Shares	82,464,037	80,191,542	74,714,203	50,760,978	40,026,971

Deficit	(35,296,307)	(32,516,793)	(27,058,978)	(24,360,769)	(21,203,198)

Exchange Rates

The Company's accounts are maintained in Canadian dollars.  In this Annual Report, all dollar amounts are expressed in Canadian dollars, except where otherwise indicated.  The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars ("CDN") and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1):

Year Ended: August 31	Average	Period End	High	Low

1999	1.5071	1.4929	1.5677	1.4447
2000	1.4714	1.4776	1.5140	1.4310
2001	1.5283	1.5455	1.5822	1.4680
2002	1.5724	1.5591	1.6190	1.5024
2003	1.4819	1.3865	1.5991	1.3305
2004	1.3015	1.2034	1.4003	1.1714

The following table sets forth the high and low exchange rate for the past six months.  As of December 31, 2004, the exchange rate was CDN $1.2034 for each US$1.

Month	High	Low
July 2004	$1.3348	$1.3079
August 2004	$1.3326	$1.2963
September 2004	$1.3068	$1.2639
October 2004	$1.2725	$1.2233
November 2004	$1.2263	$1.1775
December, 2004	$1.2401	$1.1856

B.

Capitalization and Indebtedness

Not Applicable.

C.

Reasons for the Offer and Use of Proceeds

Not Applicable.

D.

Risk Factors

In addition to other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business.  This Annual Report contains forward-looking statements that involve risk and uncertainties.  The Company's actual results may differ materially from the results discussed in the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Annual Report.  The management of the Company have identified the following risk factors, listed in the view of management in order from most significant to least significant:

We have incurred net losses since our inception and expect losses to continue.  We have not been profitable since our inception.  For the fiscal year ended August 31, 2004, we had a net loss of $1,616,364, and an accumulated deficit on August 31, 2004 of $20,847,335.  The Company has not generated revenues from operations during fiscal year 2004 and does not expect to generate revenues from operations until one or more of its properties are placed in production. There is a risk that none of the Company's properties will be placed in production, and that the Company's operations will not be profitable in the future.

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

We depend on key management personnel.  The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management including James E. Sinclair, Chairman and Chief Executive Officer, Victoria Luis, Chief Financial Officer, and Jonathan Deane, President.  Investors must be willing to rely to a significant extent on their discretion and judgment.  We do not have employment contracts with the Chairman and Chief Executive Officer or the Chief Financial Officer.  We maintain key-man life insurance on the Chairman and Chief Executive Officer but not on the Chief Financial Officer or President of the Company.

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

We have requirements for and there is an uncertainty of access to additional capital.  At August 31, 2004, the Company had cash of approximately $1,067,448 and working capital of $1,918,901.  The Company will continue to incur exploration costs to fund its plan of operations and intends to fund its plan of operations from working capital and equity subscriptions from the Company's Chairman and C.E.O.  Ultimately, the Company's ability to continue its exploration activities depends in part on the Company's ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing agreements or some combination of these or other means.

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

Conflicts of interest may arise among our board of directors.  Marek J. Kreczmer, Ulrich E. Rath, and  Anton Esterhuizen, directors of the Company, are also directors, officers, or shareholders of other companies that are similarly engaged in the business of acquiring, developing, and exploiting natural resource properties.  Mr. Kreczmer is a director of Golden Patriot Mining Inc., a Canadian company exploring for minerals in the Yukon Territory, Mongolia, and India.  Mr. Rath is a director of Chariot Resources Ltd., a Canadian company exploring for minerals in Peru.  Mr. Esterhuizen is the Managing Director of Pangea Exploration (Pty.) Ltd., a South African company exploring for minerals in Africa and South America.  Dr. Betts is a director of Slam Exploration Inc., a Canadian company exploring for minerals in the Provinces of Ontario and New Brunswick in Canada. Such associations may give rise to conflicts of interest from time to time if the Company were to enter into negotiations to acquire an interest in a mineral project in which their other companies hold an interest, or the Company were to enter into negotiations to sell or joint venture an interest in its mineral properties to any of these companies.  The directors of the Company are required to act honestly and in good faith with a view to the best interests of the Company and disclose any interest which they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.

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

Item 4.

Information on the Company

A.

History and Development of the Company

The Company was originally incorporated under the corporate name "424547 Alberta Ltd." in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta).  The name was changed to "Tan Range Exploration Corporation" on August 13, 1991.  The Company was registered in the Province of British Columbia as an extra provincial company under the Company Act (British Columbia) on August 5, 1994 however, in 2004 the Company did not maintain its extra provincial registration in the Province of British Columbia  since the principal executive office and its executive personnel are located in Sharon, Connecticut.

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

The Itetemia Property consists of eleven contiguous prospecting licenses.  One concession is subject to a 3% net smelter royalty.  The Company has a 90% interest in another of the concessions, which concession is subject to a 2% royalty interest.

By an option and joint venture agreement dated May 31, 1999 as amended April 24, 2001 between the Company and Barrick Gold Corporation ("Barrick"), Barrick was granted the exclusive option to earn an undivided 60% interest in the Itetemia Project.  In exchange for the option, Barrick agreed to provide funding to the Company totalling $4,000,000, which has been completed.  In November 2004, Barrick advised the Company that it was returning the Itetemia properties.  The Company will now explore the properties further itself or enter into a new joint venture agreement with another mining company.

The Company's Luhala property, also located in Tanzania, consists of seven (7) contiguous prospecting licenses.

The Luhala property was the focus of an exploration program under an option agreement dated April 25, 1999 with Newmont Overseas Exploration Limited ("Newmont").  This property contains an inferred mineral resource of 9,390,000 tonnes, averaging 1.0 g/t gold, using a 0.5 g/t gold cut-off.  Newmont terminated their option on the property during the year 2000, and the Company is now exploring the property further itself.

During the fiscal year ended 2003, the Company has also discovered three new gold occurrences on the Kigosi Property (forming a part of the Company's Lake Victoria Goldfield Properties held through Tanzam).  Two of the three occurrences are located at the north end of a three kilometre long northwest trending structure that may be responsible for concentrating the mineralization reported at the northern and southern limits of this prominent geological feature (see: "Lake Victoria Goldfield Properties" below for further details).  At the present time the Company is exploring 121 mineral resource properties in the Lake Victoria Greenstone Belts region of

Tanzania.  The Company currently has a total of 25 royalty agreements with three industry partners; two of these royalty agreements are with Barrick Gold Corporation; 10 with Ashanti Goldfields Limited; and 13 with Northern Mining Explorations.

Significant Acquisitions and Significant Dispositions

The Company's principal capital expenditures and divestitures (including interests in other companies and amounts invested) for the last three fiscal years are described as follows:

Fiscal Year Ended August 31, 2002

On April 30, 2002, the Company completed the acquisition of 100% of the issued and outstanding shares of Tanzania American International Development Corporation 2000 Limited ("Tanzam"), in exchange for 20,000,000 shares of the Company at a value of CDN$0.35 per share (or a cost of CDN$7,000,000). Tanzam, a privately held mineral investment company, which at the time of acquisition held an interest in 52 prospecting licenses and reconnaissance licenses in the Lake Victoria Goldfields Belts of north-western Tanzania. The total land area currently held under these licenses is 3480km2.

By a Prospecting and Mining Option Agreement dated March 31, 1999, as amended March 31, 2000, between Northern Mining & Consultancy Company Limited ("Northern Mining") and Tanzam, Tanzam  acquired the right to form a joint venture with Northern Mining covering a prospecting license in the Lunguya area.  Tanzam will hold a 60% equity interest and Northern Mining a 40% equity interest in the joint venture.  Tanzam has paid US$50,000 on signing and a further US$25,000 to Northern Mining on the first anniversary of the agreement.  In addition, Tanzam is required to complete at least US$35,000 in annual exploration work during the first two years, and depending on commercial viability and geological potentials another US$250,000 in exploration work during the fourth, fifth and sixth years.  Until Tanzam is reimbursed for all of its expenses, Tanzam will be entitled to 80% of the net cash flows from production.

On December 14, 2001, Barrick Exploration Africa Limited ("BEAL") entered into an agreement with Tanzam (the "BEAL Agreement"), wherein BEAL was granted the option to acquire the total rights, titles and interests of the Company in thirteen prospecting licenses (now reduced to two licenses under the terms of this agreement) in different properties (called the "BEAL Project"; see "Lake Victoria Goldfields Properties" below for further details).

To exercise the option, BEAL was required to incur US$250,000 in exploration of the BEAL Project within the first year, and thereafter US$50,000 each year for each retained prospecting license.  In addition, BEAL must make the following annual payments for each retained prospecting license:

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

The Company also discovered three new gold occurrences on the Kigosi Property (forming a part of the Company's Lake Victoria Goldfield Properties held through Tanzam).  Two of the three occurrences are located at the north end of a three kilometre long northwest trending structure that may be responsible for concentrating the mineralization reported at the northern and southern limits of this prominent geological feature (see: "Lake Victoria Goldfield Properties" below for further details).

The Company has also signed nine (9) option and royalty agreements on prospecting licenses in the Lake Victoria goldfields area of Tanzania with Northern Mining Explorations/Explorations Minieres du Nord ("MDN").  In December 2003 MDN returned one of the subject prospecting licenses to the Company.  There remains 8 licenses subject to this agreement.  Under the agreements, MDN holds the right to earn 100% of the Company's underlying interest in the licenses for an up-front cash payment of US$80,000, plus US$1.8 million in option payments and US$1.5 million in property expenditures over the five year life of the agreements.  MDN must also complete a feasibility study and make a production decision by December 31, 2008 and achieve production within 18 months or be subject to cash penalties in lieu of royalty payments.  The Company retains the right to escalating net smelter royalties on commercial production that are tied to the price of gold and range from 0.5% below US$250 per ounce to a maximum of 2% at US$380 per ounce.  The first year's commitments call for option payments of US$160,000 and an exploration expenditures of US$200,000.

In July, 2003, the Company closed nine (9) (and now has 10) royalty agreements with Ashanti Goldfields Company Limited ("Ashanti") for prospecting licenses of the Company in the Kigosi property area (also forming a part of the Company's Lake Victoria Goldfield Properties held through Tanzam).  Under the terms of these royalty agreements, Ashanti has the right to earn 100% of the Company's underlying interests in the subject prospecting licenses, for staged cash payments totalling US$200,000 in the first year, plus minimum cash payments of US$930,000 over the remaining life of the five year agreement.  Ashanti must also incur aggregate property expenditures of US$800,000 in the first two years of the agreements of which US$300,000 must be expended in the first year.  In years three, four, and five of the agreements, Ashanti must complete 6,000, 8,000, and 10,000 metres of diamond drilling, respectively.

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

Fiscal Year Ended August 31, 2004

During the fiscal year ended August 31, 2004, the Company's exploration office in Tanzania formed a new section called the "Regional Studies Group" whose mandate is to acquire new ground, based on geologically sound research.  The primary objective in forming this group is to upgrade the Company's property position in Tanzania for further exploration. Three new project areas within the Lake Victoria greenstone gold belts have been chosen to date and the Company's land position now totals 121 prospecting licenses, covering an area of approximately 8,200 square kilometres.  One license in the Biharamulo North Project Area was returned to its owner during the year, but was written off in the previous fiscal year.

Exploration activity throughout the 2004 fiscal year was spent undertaking a first pass BLEG soils program over the Tanzam licenses in the Lake Victoria Goldfields Properties project area.  This work was conducted on eight licenses within six locations; namely, Geita, Ushirombo West, Biharamulo, Biharamulo North, Shinyanga, and Nyanzaga North.  The Shinyanga and Nyanzaga North project areas returned encouraging results that will require detailed follow-up next quarter.

Heavy mineral indicator sampling and ground magnetic follow-up was conducted during the year on aeromagnetic targets identified on the Tanzam properties.  Work was completed on the Kanagele, Lunguya, and Ushirombo project areas, where 34 anomalies were ground proofed and sampled for indicator minerals.  The bulk of this work program is now completed and only eight anomalies remain to be sampled.  The results from the sampling program are being used to further refine exploration methodologies.

A significant reorganization was undertaken at the Tanzam corporate office in Dar es Salaam during the period.  Virtually all of the administrative activities associated with Tanzam and Tancan are now being handled by the office in Dar es Salaam, where some of the Company's most skilled and experienced personnel reside.

For the year ended August 31, 2004, the Company reported a net loss of $1,616,364.  The largest expense categories being $254,991 for new property investigations, and staff salaries and benefits of $604,368.  Another $1,180,850 (net) was expended for exploration on existing properties.

The Company has not proposed any principal capital expenditures or divestitures which are currently in progress, other than the acquisition of a drill rig, including rods, hammer, bits and tools for CDN$783,130 (of which $482,069 has been paid).

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

The Company's general area of interest has been in the exploration of gold properties in regional East Africa.  The Company has explored gold properties in Ethiopia, Tanzania, Zambia, Swaziland and South Africa. At the present time, the Company is exploring 121 mineral resource properties in the Lake Victoria Greenstone Belt and Kabanga regions of Tanzania.  Tanzania remains the prime focus of the Company's activities.  Other corporations, including Barrick Gold Corporation ("Barrick"), Ashanti Goldfields Limited ("Ashanti Goldfields"), Northern Mining Explorations, and Newmont Overseas Exploration Corporation have funded most of the work on the Company's properties in this area since 1999 under option arrangements, with the exception of properties explored by Tanzania American International Development Corporation 2000 Limited ("Tanzam") which were privately funded.  The Company currently has a total of 25 joint venture and royalty agreements with its three industry partners: 2 of the agreements are with Barrick, 10 with Ashanti Goldfields, and 13 with Northern Mining Explorations.

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

Based on the drilling program results, the Company will develop models of the underlying geology and mineralized zones for more detailed testing.  After further drilling, some mineralized zones may be classified as inferred or indicated mineral resources.  With sufficient infill drilling, these inferred or indicated mineral resources can be confirmed as a measured mineral resource, upon which a pre-feasibility study can be prepared by a qualified, independent mining engineer or geologist to determine whether mining activities are economic in the circumstances of the particular property.  A pre-feasibility study must be completed under the requirements of National Instrument 43-101 in Canada in order for mineral reserves to be designated.  A final or bankable feasibility study must be completed for the designation of reserves under the SEC's Industry Guide 7.  If the bankable feasibility study is favorable, the Company can then use the feasibility study to seek out the necessary financing from a merchant banker or other financial institution for mine construction and development. A further mine feasibility study would be prepared to confirm the appropriate mining method based on the metallurgical studies of the ore, and to develop a mining plan.

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

During 2005 fiscal year, the Company plans to continue evaluation of all prospecting licenses in its portfolio with a view of offering some of them for royalty agreements to other mining companies.  The evaluation of their potential comprises geological mapping, soil sampling and geophysical interpretations.  Currently, prospecting licenses which have potential diamond targets are being prospected using ground magnetic surveys, followed by loam sampling and analysis for indicator minerals.

The Company's plans for the first six months of 2005 is to continue efforts for the "farming-out" of identified properties for royalty agreements with other mining companies, and continue to examine and review other exploration opportunities in Tanzania.

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

Competition

The mining industry in which the Company is engaged is in general, highly competitive.  Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company.  The Company competes with other mining companies in connection with the acquisition of gold and other precious metal properties.  In general, properties with a higher grade of recoverable mineral and/or which are more readily mineable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower.  Thus, a degree of competition exists between those engaged in the mining industries to acquire the most valuable properties.  As a result, the Company may eventually be unable to acquire attractive gold mining properties.

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

D.

Property, Plant and Equipment

The Company's business is the acquisition and exploration of mineral properties, with a primary focus on exploring for gold properties in Tanzania.  The Company funds its activities by way of the sale and issuance of its securities to accredited investors.  The Company also obtains operating funds through sales of and options to sell its various mineral property interests to other parties, retaining a royalty interest.  The Company's properties are without a known body of commercial ore, with no established reserves, and the Company's activities to date on such properties have been exploratory in nature.

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

Property Description and Location

The Itetemia Property currently consists of eleven (11) contiguous prospecting licenses, covering approximately 174 km2.  The eleven (11) prospecting licenses now comprising the Itetemia Property are held in the names of the following companies and expire as indicated:

Prospecting License	Name Of Holder	Date Granted	Last Renewal Application	Expiry Date
Itetemia East PL 2518/04	Tancan	May 18, 2004	na/	May 18, 2007
Ngula North PL 2374/03	Tanzam	November 25, 2003	n/a	November 24, 2006
Itetemia PL 1450/2000 PL 2523/04	Itetemia Mining Co.	March 10, 2003; May 18, 2004	n/a n/a	March 10, 2005 May 18, 2007
Ngula PL 1612/2000 PL 2578/04	Tancan Tancan	August 29, 2003 June 28, 2004	n/a n/a	August 29, 2006 June 28, 2007
Mwingilo PL 2665/04	Tancan	September 1, 2004	n/a	September 1, 2007
Itetemia Village PL 2520/04	Tancan	May 18, 2004	n/a	May 18, 2007
Itetemia North PL 2038/2002	Tancan	November 1, 2002	n/a	November 1, 2005
PL 1713/01 & PL 2654/04	Tancan Tanzam	March 24, 2001 September 1, 2004	May 12, 2004 n/a	March 24, 2004* September 1, 2007

*

While the license has expired, the Company has applied for a renewal and has no reason to believe that such renewal application will not be granted in the ordinary course.

The Itetemia and Ngula prospecting licenses have been renewed once and may be renewed once more, each time for a period of two years. The rental payments and minerals permitted to be pursued under such licenses are summarized below:

Prospecting License	Annual Rentals & Preparation Fees	Minerals Covered
Itetemia East PL 2518/04	US$343.00	All except building materials and gems
Ngula North PL 2374/03	US$268.20	All except building materials and gems
Itetemia PL 1450/2000 PL 2523/04	US$557.10* US$371.40	All except building materials and gems All except building materials and gems
Ngula PL 1612/2000 PL 2578/04	US$250.80* US$116.40	All except building materials and gems All except building materials and gems
Mwingilo PL 2665/04	US$640.40	All except building materials and gems
Itetemia Village PL 2520/04	US$514.40	All except building materials and gems
Itetemia North PL 2038/2002	US$343.00	All except building materials and gems
PL 1713/01 PL 2654/04	US$257.10* US$171.46	All except building materials and gems All except building materials and gems

*

First renewal annual rental fees = US$30/sq.km.

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

Lake Victoria
Mwanza
N
Tulawaka
Itetemia
Luhala
Lunguya
Kigosi
JV - NME
JV - BEAL
JV - ASHANTI
Tanzam 2000
Tancan Mining
NME JV
Beal JV
Ashanti JV
TAN RANGE EXPLORATION CORP.
PL Status Map
Over Geology
December 2004
0
12.5
25
50

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

On November 23, 2004 Barrick advised that they would return the Itetemia Property (with the exception of PL 2374/03 which is held under the BEAL Agreement) to the Company.

The Company has incurred total net costs (after any recoveries) of $6,565,003 on the Itetemia Property  to August 31, 2004.  The Company plans to carry out exploration work on the property, as Barrick has returned the Itetemia Property to the Company.

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

In May 2001, the Company reported that two holes, totalling approximately 1,100 meters, were drilled to evaluate the down dip potential of gold mineralization in the Golden Horseshoe Reef deposit. The results of this drilling are summarized in the following table:

MINERALIZED INTERVAL

	Grade (g
DDH#	Au/t)	Width (m)	Interval (m)	Zone
GHDD-25	2.10	27.20	479.40-506.60	Mineralized Envelope
2450E; 100S
Location Includes:	3.14	16.45	483.45-499.90

Contains:	4.58	6.50	484.35-490.85	South Zone
	6.73	1.40	498.00-499.90	North Zone

	11.0	1.00	518.50-519.50	Quartz Feldspar Poryphyry
GHDD-25W	2.15	49.8	464.50-514.30	Mineralized Envelope
2450E; 100S
	4.42	2.9	470.50-473.40	South Zone
Contains:	5.59	2.2	476.10-478.30	North Zone

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

2002 to 2004 Exploration Work

During the 2002 fiscal year, the Company has carried out only minor surface work on the Itetemia Property at a cost of $443,603.  No drilling was conducted and no significant new results were reported.  During the 2003 fiscal year, the Company incurred only minor geochemical and geophysical work of $13,910 on the Itetemia Property.  The Company will be receiving reports from Barrick detailing the exploration work they have conducted on the property in 2004.

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

Property Description and Location

The Luhala property is located in Misungwi District of Mwanza Region of Tanzania (see property location map on page 22). It lies approximately 70 kilometres south of the city of Mwanza.  The Luhala property consists of seven (7) prospecting licenses (namely, Luhala PL 1451/00, Luhala PL 2519/04, Shilalo PL 2297/03, Ngobo PL 1559/00, Ngobo PL 2680/04, Sima PL 1560/00 and Sima PL 2681/04).  These prospecting licenses are in good standing with respect to required filings and payments with the Government of Tanzania.

The Company has a 100% interest in the Luhala prospecting license, and has the right to acquire a 100% interest in the Ngobo and Sima prospecting licenses by making a series of payments to the property holder, Widescope Promotion Ltd. ("Widescope"), totaling US$120,000 over six years for the Ngobo license and US$84,000 over six years for the Sima license.  Widescope retains a 2% net smelter returns royalty on both the Ngobo and Sima licenses, which the Company may buy back, in each case, one-half (i.e. 1%) for US$1,000,000. For the Shilalo license, the Company has earned the right to acquire a 100% interest by having made a series of payments to the property owner totaling US$16,000.  The Shilalo property owner retains a 2% net smelter return royalty, of which the Company may buy back one-half (i.e.1%) for US$ 250,000.

Each of the prospecting licenses forming the Luhala property has the following mandatory annual work and rental payments:

Prospecting License	Work Program	Annual Rentals	Minerals Covered
Luhala PL 1451/00 PL 2519/04	None	US$835.80* US$575.30	all excluding building materials and gems
Shilalo PL 2297/03	None	US$74.40	all excluding building materials and gems
Ngobo PL 1559/00 PL 2680/04	None	US$360.00* US$240.00	all excluding building materials and gems
Sima PL 1560/00 PL 2681/04	None	US$617.40* US$480.00	all excluding building materials and gems

* First renewal annual rental fees = US$30/sq.km.

The Luhala property covers an area of approximately 128 square kilometers.  The target on the Luhala property is gold stockwork mineralization associated with felsic rock units in dilational structures.  There is widespread gold mineralization on the property over a 6.25 square kilometer area.

The Company has incurred total net costs (after any recoveries) of $2,819,621 on the Luhala Property to August 31, 2004.

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

History

Luhala has had a significantly more protracted exploration history than Lunguya, beginning with the initial exploration by the then Tanganyikan Geological Survey in 1947.  The exploration history of Luhala may be summarized as:

LUHALA EXPLORATION HISTORY SYNOPSIS

Year	Operator	Work Performed
1947	Tanganyikan Geological Survey	Underground adit, Shilalo West
1960's	Unknown	Minor test pits and trenches
1994	Tan Range	Grab sampling and panning, Luhala Hills
1996	Tan Range	Airbourne magnetic survey, 505 m diamond drilling in two drillholes
1997	JCI/Tan Range	MMI survey, 5,700 samples collected, geological mapping and sampling, 243 grab samples, gradient array IP over Lahula Hills, 5 DDH's for 549 m
2000	Newmont/Tan Range	251 Rotary Air Blast (RAB) drillholes
2001	Tan Range	10 DDH's, 1204 m, trenching and sampling, 32 RAB holes, totaling 1969 m. Regional mapping
2002	Tan Range	Property mapping.
2003	Tan Range	Updated geological model
2004	Tan Range	Trenching Kisunge hill, 14 RC holes drilled on new model on Kisunge Hill.

The sole activities conducted on the Luhala project during 2002 were mapping and surface sampling. No drilling programs were completed on the property in 2002.  The work programs at Luhala to date have greatly enhanced the Company's understanding of the geological and structural environment on the property.  Drill  targets on the Kisunge hill based on an updated geological model, were drilled in 2004. 14 shallow RC holes were drilled to test the sub surface oxide potential of the area.

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

No drilling programs were conducted during 2002 or 2003 on the Luhala Property, but a further US$100,000 in RC drilling was performed during the 2004 exploration season.  The Kisunge hill area was targeted where trenching in 2001 identified numerous zones of surface mineralization.

In March-April, 2004, old trenches from L7400E to L7600E as well as the trench on L8000E were cleaned to expose the floor of the trench for remapping. Four new trenches were excavated, the first along L7650E. The remaining three trenches were excavated along E-W lines to determine if N-S structures (similar to that shown at Kisunge outlier) might have a determining control on gold mineralization at Kisunge hill.

The trenches intersected the following positive results:

T7650E

12.4 g/t Au / 9m including 16.6 g/t Au / 6m

T4180N

1.27 g/t Au / 8m

T4265N

8.43 g/t Au / 2m

T4290N

2.82 g/t Au / 29m including 4.69 g/t Au / 11m

Based on these results 14 shallow RC holes were drilled on Kisunge returning the following better results:

KISUNGE WEST ZONE:

Section 1:

Hole No	From	Intersection	Grade	Including	From
LRC-19:	0m	40m	2.40 g/t	8m @ 4.45g/t	30m
LRC-20:	2m	39m	1.69g/t	7m @ 3.86g/t	28m
	57m	3m	1.09g/t
	65m	5m	1.25g/t	(end of hole).
LRC-21:	26m	14m	1.81g/t	4m @ 2.67g/t	33m
	62m	4m	1.10g/t
LRC-22:	46m	12m	0.92g/t

Section 2:

Hole No	From	Intersection	Grade	Including	From
LRC-25:	10m	26.5m	1.10g/t	6m @ 2.11g/t	28m
NB, hole ends in gold zone.

KISUNGE CENTRAL ZONE:

Section 4:

Hole No		From	Intersection	Grade	Including	From
LRC-26:		3m	8m	4.48 g/t
LRC-27:		11m	8m	1.91g/t	4m @ 3.04g/t	11m
LRC-28:		2m	6m	1.26g/t
		20m	14m	1.28g/t	3m @ 2.09g/t	26m

Section 5:

Hole No	From	Intersection	Grade		Including	From
LRC-23:	1m	12m	1.42g/t		4m @ 3.26g/t	5m
	23m	2m	1.11g/t	(end of hole)

KISUNGE EAST ZONE:

Section 6:

Hole No	From	Intersection	Grade	Including	From
LRC-24:	52m	4m	3.29g/t	(end of hole)
LRC-29:	44m	5m	0.85

This mineralization will be followed up with a more detailed RC program in early 2005.  The above technical information for the 2004 trenching and drilling program was reviewed and verified by Mr. Peter Chadwick, M.Sc., the Company's qualified person for the Luhala Property.

THE LUHALA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY PROPOSED EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Lunguya Project Area

Property Description and Location

The Lunguya Property is located in the Kahama District of Tanzania (see property location map on page 22), and the Company's interest therein is held indirectly through Tanzam.  The Lunguya Property is situated in the Lake Victoria Greenstone Belts, approximately 100 kms by air to the southwest of Mwanza and about 15 kms south of  Bulyanhulu.  The Lunguya Property consists of seven (7) prospecting licenses (namely, the Lunguya 1766/01 and 2828/04, Lunguya East 1887/02, Shilela North 2059/02, Shilela 2472/04, Lunguya West PL 2193/03 and PL 1990/02).  These prospecting licenses are in good standing with respect to required filings and payments with the Government of Tanzania, although the Shilela prospecting license is under application for renewal.

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

The Lunguya Property covers an area of 333 square kilometers.  There are no work requirements, and property payments on each of licenses are as follows:

Prospecting License	Annual Rentals & Preparation Fees	Minerals Covered
Lunguya PL 1766/01 PL 2828/04	US$1,071.30* US$714.20	all excluding building materials and stone
Lunguya East PL 1887/02	US1,696.80	as above
Shilela North PL 2059/02	US$685.60	as above
Shilela PL 2472/04	US$1,025.00	as above
Lunguya West PL 2193/03	US$1,622.80	as above
PL 1990/02	US$205.80	as above

* First renewal annual rental fees = US$30/sq.km.

Through prospecting and mining option agreements, the Company has options to acquire interests ranging from 60% to 75% in the seven (7) licenses.  To maintain the options, the Company is required to make certain expenditures and fund all exploration costs of the properties.  During the fiscal year ended August 31, 2003, the Company abandoned one of the licenses, and wrote-off $35,342 in costs deferred to such license.  There are no royalties to the original license holder.  At Shilela North, through a Prospecting and Mining Option Agreement signed by Tanzam dated June 25, 1999, the Company has a right to obtain a 70% working interest in this project and no royalties are required.  The payment schedule is identical at Shilela.  At Lunguya East, the Company can earn up to a 70% interest and no royalty is required.  For PL 1990/02, through a Prospecting and Mining Option Agreement dated June 10, 1999, the Company can earn a right to obtain a 75% working interest in this project and no royalty is required; an initial payment of US$50,000 was made and no annual payments are required.

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

The Company has incurred total net costs (after any recoveries) of $2,788,862 on the Lunguya Property to August 31, 2004.  The Company carried out limited exploration in 2004 undertaking region biogeochemical surveys across the entire Project Area. Results are pending.

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

Based on the aeromagnetic data a new model has been proposed whereby a large NS trending shear zone is believed to exist below a thick black cotton soil (mbuga) cover. The thin veins associated with the Nyikoboko and Nyamakwengwe reefs probably represent secondary structures from the main shear. This idea has been tested using biogeochemistry and results are pending.

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

THE LUNGUYA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Tulawaka Project Area

The Tulawaka Project is located in the Biharamulo District of Kagera Region of Tanzania and is approximately 160 kilometers west-southwest of Mwanza town.  The Tulawaka Project consists of ten (10) prospecting licenses, including two (2) licenses held through Tanzam.  These prospecting licenses are in good standing with respect to required filings and payments with the Government of Tanzania.  The Company has incurred $1,528,023 in total costs on the Tulawaka Project to August 31, 2004.

The Tulawaka Project covers an area of approximately 391 square kilometers.  The property lies on an east-west magnetic trend, between the Kakindu gold discovery (Ashanti) and the Tuluwaka gold discovery

(Pangea).  RAB (rotary air blast) drilling on the Mnekezi property intersected mineralized chert sequences which included intersections of 5 meters @ 0.26 grams/tonne gold, 3 meters @ 0.24 grams/tonne gold and 1 meter @ 0.37 grams/tonne gold.  The majority of this project has been joint ventured to MDN.

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

Property Description and Location

Tanzam, a privately held mineral investment company wholly-owned by the Company, currently holds various interests in 76 prospecting licenses in the Lake Victoria Goldfields Belts of north-western Tanzania (the "LVGB") in order to explore for economic mineral deposits.

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

As of the date hereof, Tanzam holds interests in the following 76  licenses (including previously discussed Itetemia, Luhala, Lunguya and Tulawaka Project Areas):

Book #	JV Partner	JV%	Project Area	Old PL#	New PL#	Sq Km
1	Wazawa Limited	65%	Ushirombo, Kahama	752/97	1846/2001	40.2
2	Martedo Investment	65%	Diabohika Bukombe	1795/01	Appl. R-299	24.01
3	Afrigold Limited	65%	Igando, Biharamulo	1798/01	Appl. R-302	68.39
4	Tanzam	100%	Bwanga, Kahama	1163/98	1946/02	72.36
5	Jope Buisness/ Mineral Industries	65%	Nyambale, Geita	1226/99	1951/02	102.9
6	Tanzam	100%	Runazi, Biharamulo	1252/99	2198/03	34.41
7	Tesemining/F-Bminerals	51%	Runazi, Biharamulo	750/97	2102/02	90.3
8	Jope Business	65%	Kisengo, Biharamulo	1275/99	2448/04	78.88
9	Jope Business	65%	Nyaesero, Biharamulo	1218/99	2182/03	82.31
10	Tanzam	100%	Kaniha, Biharamulo	1164/98	1947/02	120.4
11	Tanzam	100%	Kaniha, Biharamulo	1161/98	1945/02	85.72
12	Tanzam	100%	Kaniha, Biharamulo	1162/98	1944/02	85.72
13	Tanzam	100%	Kaniha, Biharamulo	1250/98	2192/03	132.6
14	Tanzam	100%	Ushirombo West	1249/99	2197/03	16.0
15	Tese Mining/ F-B Minerals	51%	Kigosi	936/98	2040/02	83.99
16	Bazo Enterprises	65%	Kigosi	1775/01	Appl. R-295	39.77
17	Afrigold Limited	65%	Kigosi	1796/01	Appl. R-300	84.0
18	Martedo Investment	65%	Kigosi	1400/99	2449/04	34.28

Book #	JV Partner	JV%	Project Area	Old PL#	New PL#	Sq Km
19	Tanzam	100%	Kigosi	1251/99	2191/03	147.4
20	Abby's Mining Co	65%	Kigosi	1180/98	1854/2001	154.3
21	Madaba Minerals Ltd.	70%	Lunguya	33/92	1887/02	84.84
22	Wazawa Limited	65%	Ushirombo	1749/01	Appl. R-277	33.51
97	Wazawa Limited/Tanzam	65%	Ushirombo	Relinquished 1/2 1749/01	2832/04	33.73
23	Martedo Investment	65%	Ushirombo	1794/01	Appl. R-298	52.62
24	Charles Shumbi	70%	Kigosi	1762/01	Appl. R-283	17.28
96	Charles Shumbi/Tanzam	70%	Kigosi	Relinquished 1/2 1762/01	2833/04	17.29
25	Abby's Mining Co	65%	Mbogwe	1758/01	Appl. R-276	8.572
95	Abby's Mining/Tanzam	65%	Mbogwe	Relinquished 1/2 1758/01	2830/04	8.577
26	Tese Mining/ F-B Minerals	51%	Mbogwe	1754/01	Appl. R-275	55.72
94	Tese Minerals/F-B Minerals/Tanzam	51%	Mbogwe	Relinquished 1/2 1754/01	2829/04	55.72
27	Tese Mining/ F-B Minerals	51%	Mbogwe	1930/02	Appl. 2180	51.44
28	Northern Mining Consultancy	60%	Lunguya	1766/01	Appl. R-282	35.7
93	Northern Mining Consultancy/Tanzam	60%	Lunguya	Relinquished 1/2 1766/01	2828/04	35.71
29	Reapa Bus. Assoc. Inc.	65%	Mbogwe	1225/99	1942/02	154.3
30	Abby's Mining Co.	65%	Lunguya	639/97	2193/03	81.14
31	Abby's Mining Co.	65%	Mbogwe	RL196/99	2194/03	138.2
32	Abby's Mining Co.	65%	Mbogwe	RL195/99	2195/03	161.2
33	JSN Limited	70%	Itetemia	1300/99	2374/04	13.41
34	Dalles & Shamwada	65%	Biharamulo	1269/99	2510/04	102.9
35	Germina Lukuvi	65%	Kanegele	1815/01	Appl. 2207	37.47
36	Zahabu Investments	70%	Lunguya	1320/99	2059/02	34.28
37	Fenites Limited	70%	Lunguya	1307/99	2472/04	51.25
38	Afrigold Limited	70%	Mbogwe	1308/99	2455/04	143.4
39	Afrigold Limited	65%	Ushirombo	1797/01	Appl. R-301	52.62
40	Fenites Limited	75%	Lunguya	1291/99	1990/02	10.29
42	JSN Limited	65%	Kanegele	847/97	2056/02	23.14
43	Afrigold Limited	65%	Kanegele	1311/99	2502/04	51.41
44	Zahabu Investments	70%	Ushirombo West	1319/99	Appl. 722	63.09
45	Sigo Gems	65%	Kigosi	66/92	1853/2001	22
46	Digitel Holdings	70%	Geita	1087/98	2044/02	60.89
47	Digitel Holdings	70%	Geita	1086/98	2506/04	51.45
50	Tamo Geo-Consult	80%	Ushirombo	1401/99	1401/99	74.68
81	Tamo Geo-Consult/Tanzam	80%	Ushirombo	Relinquished 1/2 1401/99	2466/04	74.60
51	Tamo Geo-Consult	80%	Ushirombo	1402/99	1402/99	43.79
82	Tanzam	80%	Ushirombo	Relinquished 1/2 1402/99	2467/04	43.57
52	Tanzam	100%	Geita		2196/03	11.23
53	Tangulf Express Ltd.	85%	Majimoto		2070/02	50.81
54	RSR (T) Ltd.	90%	Mwadui		2513/04	8.351
55	RSR (T) Ltd.	85%	Kanegele		2514/04	59.42

Book #	JV Partner	JV%	Project Area	Old PL#	New PL#	Sq Km
56	Teddy & Co.	90%	Igunga		2541/04	58.23
57	Hasanet Limited	90%	Mwadui		2285/03	102.7
58	State Mining Co.	80%	Nzega		2576/04	103.8
59	Capri General	85%	Kanegele	1761/01	Appl. R-284	44.47
60	F. Mjasambu & Partners	90%	Mwadui		2701/04	28.44
61	Tanzam	100%	Mwadui		2704/04	14.75
62	Tanzam	100%	Mwadui		2705/04	128.3
63	Tanzam	100%	Kabanga		PLR 2707/04	205.2
64	Tanzam	100%	Kabanga		2708/04	64.04
65	Abby's Mining Co.	90%	Kanegele		2688/04	13.71
66	Tanzam	100%	Kabanga		PLR 2827/04	146.2
67	Tanzam	100%	Kabanga		PLR 2831/04	117.3
68	Hydro-Geos Consulting	90%	Mwadui		PLR 2813/04	217.8
69	Tanzam	100%	Kabanga		PLR 2706/04	428.4
70	Assalaam Almasi	85%	Mwadui		2843/04	72.0
71	Givex Company Limited	90%	Kibara		2785/04	90.96
87	Tanzam	100%	Itetemia	Relinquished 1/2 1713/01	2654/04	8.573

As of the date hereof, Tancan holds interests in the following 45 prospecting licenses (including previously discussed  Itetemia, Luhala and Tulawaka Project Areas):

Book #	License Holder	TancanJV%	Project Area	Old PL#	New PL#	Sq Km
101	Itetemia Mining Co. Ltd.	90%	Itetemia	1450/00	1450/00	18.57
84	Itetemia Mining Co. Ltd.	90%	Itetemia	Relinquished 1/2 1450/00	2523/04	18.57
102	Tancan		Luhala	1451/00	1451/00	27.86
83	Tancan		Luhala	Relinquished 1/2 1451/00	2519/04	27.865
103	Tancan	100%	Itetemia	1713/01	App R-234	8.57
104	Tancan	100%	Itetemia	268/95	2038/02	17.15
105	Tancan	100%	Itetemia	241/94	2665/04	32.02
106	Tancan	100%	Itetemia	1612/00	1612/00	8.36
85	Tancan	100%	Itetemia	Relinquished 1/2 1612/00	2578/04	5.82
107	Tancan	100%	Itetemia	509/96	2520/04	25.72
108	Widescope Promotion	100%	Luhala	1559/00	1559/00	12.0
88	Widescope Promotion	100%	Luhala	Relinquished 1/2 1559/00	2680/04	12.0
109	Widescope Promotion	100%	Luhala	1560/00	1560/00	20.58
89	Widescope Promotion	100%	Luhala	Relinquished 1/2 1560/00	2681/04	24.0
110	Tancan (Dismas Calist)	100%	Luhala	1303/99	2297/03	3.72

Book #	License Holder	TancanJV%	Project Area	Old PL#	New PL#	Sq Km
111	Tancan	100%	Geita	276/95	1856/1	102.9
112	Kabahelele Mining Co.	80%	Tulawaka	1452/00	1452/00	15.95
90	Kabahelele Mining Co.	80%	Tulawaka	Relinquished 1/2 1452/00	2682/04	15.95
113	Dia Consult Ltd.	100%	Tulawaka	427/96	2473/04	54.01
98	Dia Consult Ltdf.	100%	Tulawaka	Relinquished 1/2 427/96	2803/04	55.76
114	Tancan	100%	Itetemia	1115/98	2518/04	17.15
119	Dia Consult	100%	Tulawaka	2798/04	1757/01	5.219
120	Eb-Hance	90%	Kibara		2058/02	34.58
124	Charles Shumbi	90%	Kanagele	1375/99	1375/99	5.26
92	Charles Shumbi/Tancan	90%	Kanagele	Relinquished 1/2 1375/99	2699/04	5.415
125	Mega Deposit Explorers	90%	Kigosi		PLR 2019/02	495.1
127	Mega Deposit Explorers	90%	Miyabi		PLR 2020/02	150.8
130	Dismas Calist	90%	Shinyanga		2217/03	123.4
131	Makweba/Kusundwa	90%	Tulawaka		2295/03	39.46
132	Eb-Hance Co.	90%	Kibara		2308/03	53.35
133	Mussah Mussah	90%	Nyanzaga North		2279/03	35.79
134	Hasanet Ltd.	90%	Manonga		2272/03	54.82
135	Trust Marck Investments	90%	Manonga		2007/03	10.64
136	Mbonimpa, J&F	90%	Manonga		2461/04	116.5
137	Bey & Daniel	90%	Manonga		1187/01	37.96
138	Hasanet	90%	Manonga		2487/04	24.84
139	Dismast Calist	90%	Igunga		2458/04	152.4
140	Tancan	100%	Manonga		2655/04	75.65
141	Tancan	100%	Nyanzaga North		2656/04	143.7
142	Tancan	100%	Manonga		2657/04	120.3
143	Tancan	100%	Manonga		2658/04	100.3
144	Tancan	100%	Manonga		2667/04	7.7
145	Tancan	100%	Igunga		2668/04	30.25
146	Tancan	100%	Manonga		2669/04	91.58
147	Tancan	100%	Igunga		PLR 2670/04	219.3

The total land area currently held under license is approximately 8200 km2.

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

Tanzam has granted to Barrick Exploration Africa Limited ("BEAL") an option to acquire the total rights, titles and interests held by Tanzam in the following two (2) prospecting licenses:

PL 2374/03

PL 2455/04

If such option is exercised, Tanzam is entitled to (i) certain payments after the Commercial Production Date (as defined) with respect to the first mine constructed by BEAL on any property covered by the licenses; and (ii) a 1.5% net smelter return (which may, in certain circumstances, be reduced).  Refer to Item 4A for further information on the option granted to BEAL.

The Company has incurred total net costs of $1,541,833 on the Lake Victoria Goldfields Properties to August 31, 2004.

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

Exploration

The exploration program on behalf of Tanzam comprised the following elements:
Component	Description	No of Samples/Kilometres
Desk Studies
Literature database	Compilation of all available technical literature on geology and mineralisation of Tanzania, document scanning, indexing and OCR	>300 references; 10,000 pages
Air Photography Interpretation	Government uncontrolled panchromatic airphotos used as reference for field mapping	450 photos @ 1:50,000 scale
Geographic Information System	All available published Government topocadastral, geophysics and geology maps scanned, georeferenced and digitised	35 topocadastral maps; 10 geology maps; and 30 geophysics maps
Landsat TM	Georeferencing using map control points, calculation of iron oxide, clay ratios, various band combinations, principal component analysis (Crosta alteration index)	One scene 160 X 185km
SPOT satellite imagery	Georeferencing using map control points, scene mosaic, digital base map, structural analysis, identification of artisanal workings	Eight scenes 60 X 60km
Orientation Program
Soil profile mapping	Mapping of the soil profile in trenches and artisanal workings	Trenches in PL1846/01
Lunguya Kimberlite Orientation	Examination of previous Open File exploration work, indicator mineral sampling	Lunguya kimberlite area
Mine visits	Geological tours of Golden Pride (Resolute) and Chocolate Reef (Anglo American/Pangea)	2 tours
Airborne Geophysics
Magnetic gradiometer, radiometrics and VLF-EM	Fugro Airborne Surveys Triax® aeromagnetic gradiometer, 256 channel radiometrics and VLF-EM	36714 line kilometres @ 250m line spacing; approximately 8500km2
GEOTEM test survey	Fugro Airborne Surveys (Geoterrex Canada), Utambala, Musindikwa and Katente artisanal workings in PL1401/99 near Ushirombo village.	200 lkm @ 250m line spacing; 6 X 8 km area

Component	Description	No of Samples/Kilometres
Field Program
Regional Aeromagnetic Interpretation	Identification of magnetic lineaments indicative of structure, magnetic fabric indicating foliation, shearing and stratigraphy, pseudo-geology mapping	36714 line kilometres; approximately 8500km2
Soils Mapping	Combination of Landsat TM imagery, airborne radiometrics, and DEM to identify soils and erosional surfaces for interpretation of underlying geology and planning geochemical programs	Entire project area; approximately 8500km2
Artisanal Mapping	Identification of artisanal workings from SPOT imagery and records from airborne survey	139 artisanal workings identified
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
Prospecting Licenses Ranked "High"	Prospecting Licenses Ranked "Moderate-High"
1846/01(2)	1762/01(3)
1798/01	1942/02
2182/03(2)	2195/03
1854/01(3)	2194/03
1749/01	2510/04(2)
1766/01 / 2828/04	2059/02
2374/03(1)	2472/04
2455/04(1)	1853/01(3)
1401/99 / 2466/04

(1)

Prospecting licenses over which BEAL has an option.

(2)

Prospecting licenses over which MDN has an option.

(3)

Prospecting licenses over which Ashanti has an option.

Conclusions from Phase I

The LVGB is generally under explored using modern exploration methodology. The Tanzam exploration program tested the effectiveness of several exploration techniques and has assembled a considerable database of literature, digital data and exploration methodologies Greenstone rocks that are favorable hosts to gold mineralisation are more widespread than previously mapped.  Thick soil development obscures virtually all bedrock exposures, and geophysics is the only effective geological mapping tool. Areas that were mapped previously as granite based on soils and float are seen to be underlain by greenstone rocks which are favorable for gold mineralization.  Artisanal miners in PL 1854/01 have led to the discovery of an unknown mineralized occurrence previously mapped as granitic terrain with low potential for gold mineralization.

THE LAKE VICTORIA GOLDFIELDS PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Biogeochemistry

A key component in this optimization process is the deployment of biogeochemistry techniques in our field programs.

One of the major problems confronting mineral explorers in the LVGB - and for that matter in most other greenstone belts in the world - is the presence of deep overburden which frequently masks the existence of favorable host rocks for gold, diamonds and other mineral commodities.

Over the past year, the Company has expended considerable effort to identify an exploration tool that would help our in-house geoscientists identify mineral potential beneath heavy cover. After carefully reviewing a variety of options, management concluded that biogeochemistry was a cost-effective methodology for the preliminary evaluation of its mineral properties.

Protocols have been developed relating to the selection and analysis of sample materials and specially trained crews have been put into the field to gather samples for analysis.  In addition, a biogeochemistry laboratory has been established in Mwanza for the preparation of sample materials which are then sent to independent laboratories.

At the present time, the Company is examining the possibility of protecting its internally developed biogeochemical methodology via international laws governing intellectual property.

Item 5.

Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended August 31, 2004, 2003 and 2002, and should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

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

For the purposes of United States generally accepted accounting principles ("US GAAP"), the Company expenses all exploration expenditures made prior to commercially mineable deposits being identified.  Property acquisition costs are capitalized as incurred and are subject to impairment analysis on occurrence of a triggering event.  During the year ended August 31, 2004, the Company determined that it had previously incorrectly applied its accounting policy for US GAAP purposes and had included property acquisition costs in the amounts to be expenses under US GAAP.  Such acquisition costs are now capitalized and will be amortized on a unit of production basis once production commences.  The correction of the error in the application of the Company's US GAAP accounting policy has been applied retroactively.  See Note 11(a) of the Consolidated Financial Statements of the Company.

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

A.

Operating Results

The following discussion and analysis of the financial condition and operating results of the Company for the three years ended August 31, 2004, 2003 and 2002 should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with Canadian GAAP.  The discussion and analysis set for the below covers the results measured under Canadian GAAP.  Material differences between the application of Canadian GAAP and U.S. GAAP to the Company's audited financial statements exist as described in Note 11 to the Consolidated Financial Statements.

Fiscal year ended August 31, 2004 compared to fiscal year ended August 31, 2003

The Company incurred a net loss of $1,616,364 for the year ended August 31, 2004 or $0.02 per share, compared to a net loss of $3,014,778 for the year ended August 31, 2003.  The decrease in net loss in the period-to-period comparison is $1,398,414, which is due primarily to the write-off of mineral properties and deferred exploration costs in 2003 of $1,031,436, compared to nil for 2004.  Property investigation costs were also $125,095 lower in 2004, as the Company focused on exploring its current properties.  Professional fees were $108,389 lower in 2004; consulting fees were $30,369 lower in 2004; and office rent was $39,014 lower in 2004.  The lower consulting and management fees in 2004 were due to reductions in consulting and management staff, and the lower professional fees were due to the settlement of an outstanding lawsuit.  The lower office rent is due to a reduction in leased space, and is part of a general reduction in office overhead expenses.

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

Consulting and management fees increased to $170,468 in 2003, compared to $98,899 in 2002 mainly due to the increase in the Company's focus and exploration efforts in Tanzania.  Office and administration costs decreased to $110,123 in 2003, from $116,264 in 2002, and office rentals increased to $142,148 in 2003, from $88,467 in 2002, the increase in office rentals relating to the Company's offices in Tanzania as a result of the

Tanzam acquisition.  Professional fees increased to $309,556 in 2003, from $90,202 in 2002 mainly due to the increase in property acquisition, exploration, and financing activities of the Company, increase in auditing costs associated with the acquisition of Tanzam, and legal fees associated with an outstanding law suit.  Promotions and shareholder relations expense increased to $92,876 in 2003, from $83,790 in 2002.  Salaries and benefits costs increased to $637,327 in 2003, from $351,975 in 2002, mainly due to increased staffing levels.

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

B.

Liquidity and Capital Resources

The Company had $1,067,448 in cash at August 31, 2004, as well as $415,201 in short term investments, compared to $1,550,072 in cash and $926,192 in short term investments as at August 31, 2003.  The Company had working capital of $1,918,901 at August 31, 2004, compared to $2,092,912 at August 31, 2003.  Although the Company believes it has enough resources through working capital and share subscription agreements to finance operations for its 2005 fiscal year, ultimately the Company will need to obtain additional financing to sustain operations at the present rate of activity.  Historically, the Company has raised funds through equity financing, entering into joint venture or royalty agreements with other mining companies, and the exercise of options and warrants to fund its operations.  The Company's funding requirements by major expenditure category, listed in order of priority are:

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

The Company has completed the following twenty-two (22) tranches of a twenty-four (24) tranche private placement pursuant to a Subscription Agreement dated March 5, 2003 made between the Company and James E. Sinclair, Chairman and Chief Executive Officer of the Company:

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

(o)

May 20, 2004 - 98,580 common shares at a price of $1.268 per share;

(p)

July 2, 2004 - 110,035 common shares at a price of $1.136 per share;

(q)

August 16, 2004 - 107,759 common shares at a price of $1.16 per share;

(r)

September 27, 2004 - 109,361 common shares at a price of $1.143 per share;

(s)

October 18, 2004 - 108,696 common shares at a price of $1.15 per share;

(t)

November 10, 2004 - 101,461 common shares at a price of $1.232 per share;

(u)

November 22, 2004 - 95,493 common shares at a price of $1.309 per share; and

(v)

December 8, 2004 - 97,050 common shares at a price of $1.288 per share.

The Company also completed a $1,000,000 private placement pursuant to a separate Subscription Agreement dated January 5, 2004 between the Company and James E. Sinclair for 622,278 common shares at a price of $1.607 per share.

On January 13, 2005, the Company entered into private placement subscription agreement with the Company's Chairman and C.E.O. for the purchase of an aggregate of $3,000,000 worth of common shares of the Company in eight separate quarterly tranches of $375,000 each.  The initial quarterly period is to commence February 1, 2005.

Mineral Property Projects:

As at August 31, 2004, amounts capitalized in respect of mineral properties were $19,853,296, an increased from August 31, 2003 when the balance was $18,672,446 and August 31, 2002 when the balance was $18,552,555.

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

During the fiscal year ended August 31, 2004, the Company capitalized mineral property exploration costs of $1,180,850 (net of option payments received of $331,934) on its mineral resource properties.

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

F.

Tabular Disclosure of Contractual Obligations

The following table sets out the Company's known contractual obligations as of the latest fiscal year end:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mwanza Office Lease(1)	US$12,000	US$1,000/mo	Nil	Nil	Nil
Dar es Salaam Office Lease(2)	US$5,760	US$480/mo	Nil	Nil	Nil
Vancouver Office Lease(3)	CDN$20,400	CDN$1,700/mo	Nil	Nil	Nil
Field Staff House Lease(4)	US$4,800	US$400/mo	Nil	Nil	Nil

(1)

Renewable annually in October, 2005.

(2)

Renewable annually in January, 2005.

(3)

Expires on May 31, 2005.

(4)

Renewable annually in July, 2005.

Item 6.

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following is a list of the Company's current directors and officers.  The directors named below were all re-elected by the Company's shareholders on February 16, 2004, except for Dr. Betts, who was appointed to the Board on January 4, 2005:

Name, Municipality of Residence and Position With the Company	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since
James E. Sinclair Sharon, Connecticut Chairman, Chief Executive Officer and Director	Chairman and CEO of the Company; Chairman and CEO of Tanzania American International Development Corporation 2000 Limited	April 30, 2002
Victoria Luis Kent, Connecticut Chief Financial Officer, Secretary and Director	CFO and Secretary of the Company; CFO, Tanzania American International Development Corporation 2000 Limited; Process Improvement Manager, General Electric Capital	April 30, 2002

Name, Municipality of Residence and Position With the Company	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since
Jonathan G. Deane Mwanza, Tanzania President	Exploration Manager of the Company from 1996; Vice-President, Exploration of the Company from February, 2004 to September 2004; President from September 2004 to present	Not a director
Marek J. Kreczmer Vancouver, British Columbia Director	President of the Company from 1991 to December, 2003; Chairman of the Technical Committee since October, 2003	July 24, 1991
Ulrich E. Rath Toronto, Ontario Director

Chief Executive Officer, Compania Minera Milpo (Peru) from May, 1999 to April, 2002; Chief Executive Officer, EAGC Ventures Ltd. from May, 2002 to April, 2003; Director, Chariot Resources Ltd. from December, 2002 to present

October 7, 2003
Anton Esterhuizen Johannesburg, South Africa Director	Managing Director, Pangea Exploration (Pty)	January, 2001
William Harvey Sharon, Connecticut Director	Psychologist	April 30, 2002
Rosalind Morrow Willowdale, Ontario Director	Lawyer; Partner, Borden Ladner Gervais LLP	October 20, 2003
Dr. Norman Betts Storeytown, New Brunswick Director	President and CEO Oak Ledge Management Inc.; Associate Professor, Faculty of Administration, University of New Brunswick	January 4, 2005

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

Jonathan G. Deane, M.Sc. (Geol.), B.Sc. (Honors)

President

Prior to his association with the Company, he held various positions with Gold Fields Namibia, including Senior Exploration Geologist, from 1988 to 1994 and Senior Mine Geologist with Otjihase Copper Mine, Central Namibia from April, 1994 to July, 1996.

Mr. Deane, aged 43, devotes his full time to the business and affairs of the Company.

Marek J. Kreczmer, M.Sc. (Geol.), B.Sc. (Geol.)

Director

Mr. Kreczmer was the President of the Company since its inception in 1991until December 31, 2003.  He established the Company's operating subsidiary in Tanzania, Tancan Mining Company Limited ("Tancan").  Mr. Kreczmer has initiated, formed and operated several exploration joint ventures with senior gold companies.  He is responsible for representing the Company's interests in various management and technical committees required to operate these joint ventures, and is currently the Chairman of the Technical Committee of the Company.  Jonathan Deane, President of the Company, has assumed Mr. Kreczmer's former responsibilities for the day-to-day management and administration of the Company's exploration programs, and local negotiations for new property acquisitions.  Mr. James Sinclair, Chairman and Chief Executive Officer, has assumed Mr. Kreczmer's former responsibilities for strategic planning and negotiations for major acquisitions.

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

Rosalind Morrow, B.A., B.Ed., LL.B.

Director

Ms. Morrow's practice includes a special emphasis on financings and acquisitions for the financial services and communications industry sectors, project and government financings, and corporate governance.  She advises issuers, underwriters, and investors in connection with debt and equity offerings and investments, including domestic and trans-border public offerings and private placements, capital restructurings and corporate and securities law compliance.  Ms. Morrow, aged 50, devotes approximately 10% of her time to the business and affairs of the Company.

Dr. Norman Betts, Ph.D.

Director

Dr. Betts Dr. Betts is an Associate Professor, Faculty of Administration, University of New Brunswick (UNB) Canada and is a Fellow of the New Brunswick Institute of Chartered Accountants (FCA). He also serves as a director and chair of the Audit Committee of Minacs Worldwide Inc. and Slam Exploration Ltd. in addition to being a director and member of the Audit Committee of New Brunswick Power Corporation.

Dr. Betts is a co-chair of the Board of Trustees of the UNB Pension Plan for Academic Employees and is a director of the Nature Conservancy for the Atlantic region.  A former Finance Minister and Minister of Business with the Province of New Brunswick, Dr. Betts was awarded a PhD in Management from the School of Business at Queen's University in Kingston, Ontario in 1992.

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

Personal Bankruptcies

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has, with the 10 years before the date of this Annual Report, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets of the director or officer; except for Victoria Luis who was discharged from personal bankruptcy on September 18, 1995.

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

B.

Compensation

The Company has three (3) executive officers, namely James E. Sinclair, Chief Executive Officer of the Company, Victoria Luis, Chief Financial Officer of the Company, and Jonathan G. Deane, President.

The following table sets forth particulars concerning the compensation since their appointments of the executive officers, as defined in Form 51-102F6 prescribed by the "Regulations" under the Securities Act of the Province of Alberta, for the Company's last three fiscal years ended August 31, 2004:

Name and Principal Position (a)	Fiscal Year (b)	Annual Compensation			Long Term Compensation			All Other Compen- sation ($) (i)
		Salary ($) (c)	Bonus ($) (d)	Other Annual Compen- sation ($) (e)	Awards	Shares or Units Subject to Resale Restrictions (g)	Payouts
					Securities under Options Granted (#) (f)		LTIP Payouts (h)
James E. Sinclair, Chief Executive Officer	2004 2003 2002	$119,100 $105,968 $46,406	Nil Nil Nil	$10,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Victoria Luis, Secretary & Chief Financial Officer	2004 2003 2002	$66,430 $61,886 N/A	$4,792 $5,625 N/A	$10,000 Nil N/A	Nil Nil 75,000	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A
Marek J. Kreczmer, Former President(1)	2004 2003 2002	Nil $161,483 $161,079	Nil $29,700 Nil	$12,500 Nil Nil	Nil Nil 250,000	Nil Nil Nil	$10,000 $2,500 Nil	Nil Nil Nil
Jonathan G. Deane, President(2)	2004 2003 2002	$113,974 N/A N/A	$5,574 N/A N/A	$4,020 N/A N/A	Nil N/A N/A	Nil N/A N/A	$5,583 N/A N/A	Nil N/A N/A

(1)  Mr. Kreczmer resigned as President effective December 31, 2003.

(2)  Mr. Deane was appointed President effective September 20, 2004.

The Company has not set aside or accrued any funds for pension, retirement or similar benefits.

Long Term Incentive Plan Awards to Named Executive Officers

The Company has made no long-term incentive plan awards during the fiscal year ended August 31, 2004, to any executive officers of the Company, and none are proposed.

Options and SAR's Exercised by Named Executive Officers

The following options were exercised during the fiscal year ended August 31, 2004 by the named executive officers:

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at August 31, 2004 (#) Exercisable/ Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at August 31, 2004 ($) Exercisable/ Unexercisable (e)
James E. Sinclair, CEO	Nil	N/A	Nil	N/A
Victoria Luis, Chief Financial Officer and Secretary	Nil	N/A	75,000	$28,500
Marek J. Kreczmer, Former President	380,000	$565,000	250,000	$95,000
Jonathan Deane, President	N/A	N/A	N/A	N/A

C.

Board Practices

The directors of the Company serve a one year term and are elected at the Annual General Meeting of shareholders.  At the last Annual General Meeting, held on February 16, 2004, the shareholders elected James E. Sinclair, Marek J. Kreczmer, Victoria Luis, Anton Esterhuizen, William Harvey, Rosalind Morrow and Ulrich E. Rath as directors.  The officers of the Company are elected by the Board serve at the pleasure of the Board.

The Company has an audit committee consisting of Ulrich E. Rath, Rosalind Morrow, William Harvey and Dr. Norman Betts.  The roles and responsibilities of the audit committee have been specifically defined as described in the Company's Information Circular dated January 5, 2005, and include responsibilities for overseeing management reporting on internal control.  The audit committee has direct communication channels with the external auditors.

The Company also has a compensation committee comprised of Ulrich E. Rath, Rosalind Morrow, William Harvey and Dr. Norman Betts.  The Compensation Committee periodically reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and Africa, level of responsibility and the Company's current position as an exploration company with limited operating revenue.

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

In addition to these arrangements, directors are also compensated by the Company for their services in their capacity as directors under a Stock Option Plan (the "Plan").  The Plan is administered by the Company's Board of Directors and options are granted at their discretion.  The number of shares reserved and available for issue under the Plan shall not exceed 8,144,132 or such greater number of shares as may be determined by the Board and approval, if required, by the shareholders of the Company and by any relevant stock exchange or other regulatory authority.  Options must expire no later than five years from the date such options are granted.  As of April 3, 2003, the Board resolved that the Company will not to grant any further options under the Plan, subject to further resolutions of the Board.  There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors; however, directors' fees of $88,470 were paid to directors during the fiscal year ended August 31, 2004, prior to implementing the compensation package described above.

Employee Share Ownership Plan

By an agreement dated May 1, 2003, the Company appointed Olympia Trust Company of Calgary, Alberta, as trustee (the "Trustee") to manage and administer an employee share ownership plan ("ESOP").  Under the ESOP, eligible employees, directors, and consultants can elect to contribute up to 30% of their salary or compensation on a monthly basis for investment by the Trustee in shares of the Company.  The Company will contribute funds equal to 100% of the employee's contribution up to an amount equal to 5% or less of the employee's salary.  The Company will contribute funds equal to 50% of the employee's contribution for the next 6% to 30% inclusive of the employee's salary.  All share purchases will be at market prices at the time of purchase, through the facilities of the Toronto Stock Exchange using registered representatives.  To date, eight employees have purchased a total of 5,500 common shares under the ESOP.  Monthly employee contributions are $3,905, and the Company's matching contribution currently is $3,804 per month.

Employment Agreements

There are currently no service or employment contracts with directors or officers of the Company, except for the employment contract dated June 8, 2004 with Jonathan Deane, President of the Company, which provides for a remuneration of US$375 per day, on an after tax basis, and payable monthly, plus employee benefits including accommodation and board in Mwanza at the Company's staff house.

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

The Company also contracts three or more persons on a full time or part time basis as dictated by the exploration activities on its properties.  The full time and temporary employees of the Company as at the most recent fiscal year end can be grouped according to main category of activity and geographic location as follows:
Location	Category	Full Time Employees	Temporary Employees	Full Time Consultants	Part Time Consultants
Vancouver, Canada	Administration	1	Nil	Nil	1
	Exploration	1	Nil	Nil	Nil
Mwanza, Tanzania	Administration	5	Nil	Nil	Nil
	Exploration	25	Nil	2	1
Dar es Salaam, Tanzania	Administration	2	Nil	1	Nil
	Exploration	Nil	Nil	Nil	Nil
Connecticut, USA	Administration	Nil	Nil	2	1
	Exploration	Nil	Nil	Nil	Nil

E.

Share Ownership

The following table sets forth the share ownership of the directors and officers of the Company as of December 31, 2004:

Name of Owner	Number of Shares	Percent
James E. Sinclair	2,498,620	3.0%
Marek J. Kreczmer	257,637	0.31%
Victoria Luis	230,000	0.28%
Ulrich E. Rath	Nil	--

Name of Owner	Number of Shares	Percent
Anton Esterhuizen	150,000	0.18%
William Harvey	345,000	0.41%
Rosalind Morrow	404,100	0.48%
Jonathan G. Deane	12,184	0.01%

Options Granted to Directors and Officers During the Fiscal Year Ended August 31, 2004

No stock options were granted to directors or officers during the fiscal year ended August 31, 2004, or subsequent thereto, to the date of this Annual Report.

Outstanding Options

The following information as of August 31, 2004, reflects outstanding options held by directors and officers of the Company:
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

As of December 31, 2004, the Company knows of no person who owned more than five (5%) of the outstanding shares of each class of the Company's voting securities.

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

The following table sets out the portion of common shares of the Company held by shareholders of record in Canada, the United States of America, and all other countries by total number of holders, total shareholdings, percentage of total issued shares, and percentage of total holders:

Jurisdiction Shareholders of Record	No. of Shareholders	No. of Common Shares	Percentage of Total Issued Shares	Percentage of Total Holders
United States	2,556	35,160,628	42.3%	70.7%
Canada	1,043	39,384,071	47.5%	28.8%
Other Countries	18	8,441,399	10.2%	0.5%
TOTAL:	3,617	82,986,098	100%	100%

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

As at the date of this Annual Report, Mr. Sinclair has completed the following twenty-two (22) tranches:

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

(o)

May 20, 2004 - 98,580 common shares at a price of $1.268 per share;

(p)

July 2, 2004 - 110,035 common shares at a price of $1.136 per share;

(q)

August 16, 2004 - 107,759 common shares at a price of $1.16 per share;

(r)

September 27, 2004 - 109,361 common shares at a price of $1.143 per share;

(s)

October 18, 2004 - 108,696 common shares at a price of $1.15 per share;

(t)

November 10, 2004 - 101,461 common shares at a price of $1.232 per share;

(u)

November 22, 2004 - 95,493 common shares at a price of $1.309 per share; and

(v)

December 8, 2004 - 97,050 common shares at a price of $1.288 per share.

The Company also completed a $1,000,000 private placement pursuant to a separate Subscription Agreement dated January 5, 2004 between the Company and James E. Sinclair for 622,278 common shares at a price of $1.607 per share.

Pursuant to a Subscription Agreement dated January 13, 2005 made between the Company and James E. Sinclair, Mr. Sinclair has subscribed for a placement of common shares of the Company for aggregate proceeds to the Company of C$3,000,000.  Mr. Sinclair has agreed to subscribe for eight (8) quarterly tranches of C$375,000 each, commencing February 1, 2005.  The pricing of each quarterly tranche will be based on the weighted average trading price of the Company's common shares for the last five consecutive trading days of each quarterly period.  Each tranche is subject to approval by the Toronto Stock Exchange.

Other

During the year ended August 31, 2004, $22,435 (2003 - $178,894; 2002 - $143,635) was paid or payable by the Company to certain directors and a former director for consulting fees, and $88,470 (2003 - $5,600; 2002 - $nil) was paid to directors for directors' fees.

Accounts receivable include advances to related parties of $21,000 (2003 - $nil; 2001 - $42,599), which consisted of funds advanced to officers and directors for exploration and corporate activities conducted in the normal course of business.  Also included in accounts receivable is an amount of $15,291 (2003 - $16,081; 2002 - $52,000) payable to certain directors and a former director for consulting fees.

C.

Interest of Experts and Counsel

Not Applicable.

Item 8.

Financial Statements

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of the Company for the fiscal years ended August 31, 2004, 2003 and 2002 with Audit Reports and Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences, comprised of:

(a)

Consolidated Balance Sheets as of August 31, 2004 and 2003;

(b)

Consolidated Statements of Operations and Deficit for the years ended August 31, 2004, 2003 and 2002;

(c)

Consolidated Statements of Cash Flows for the years ended August 31, 2004, 2003 and 2002; and

(d)

Notes to the consolidated financial statements.

Dividend Policy

The Company has never paid dividends and does not intend to in the near future.

Litigation

There is no outstanding litigation against or otherwise involving the Company.

B.

Significant Changes

None.

Item 9.

The Offering and Listing

A.

Offering and Listing Details

The common stock of the Company was listed on the Toronto Stock Exchange under the symbol "TNX" on October 29, 2001, and prior to that date the Company's common stock was listed on the Canadian Venture Exchange ("CDNX"), now known as the TSX Venture Exchange.

As of December 31, 2004, there were 2,556 record holders in the United States holding 42.3% of the Company's outstanding common stock, representing approximately 70.7% of the total number of shareholders.  The Company's Common stock is issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Computershare Trust Company of Canada in the City of Vancouver, the registrar and transfer agent for the common stock.

The number of record holders resident in the United States is attributed as to 3.04% to directors and officers of the Company who are United States residents; a further 9.38% held by United States residents who are immediate family members of a director and officer of the Company; a further 0.73% by United States residents who were formerly shareholders of Tanzam; and the balance of 29.05% are United States residents who have purchased shares in the secondary market, through the facilities of the Toronto Stock Exchange.

The high and low prices expressed in Canadian dollars on the Toronto Stock Exchange for the Company's common stock for the last six months and for each quarter for the last three fiscal years:

	Toronto Stock Exchange
	(Canadian Dollars)
Last Six Months	High	Low	Volume
December, 2004	$1.27	$1.02	4,382,691
November, 2004	$1.43	$1.15	4,781,540
October, 2004	$1.57	$1.24	3,767,249
September, 2004	$1.28	$1.06	1,529,431
August, 2004	$1.25	$0.99	1,499,648
July, 2004	$1.42	$1.10	1,680,626
2004-2003	High	Low	Volume
Fourth Quarter ended August 31, 2004	1.35	1.06	4,590,068
Third Quarter ended May 31, 2004	$1.45	$1.18	7,170,606
Second Quarter ended February 29, 2004	$1.83	$1.46	10,584,543
First Quarter ended November 30, 2003	$1.97	$1.56	15,207,219
2003-2002	High	Low	Volume
Fourth Quarter ended August 31, 2003	$1.86	$1.44	14,552,920
Third Quarter ended May 31, 2003	$1.66	$1.15	16,604,990
Second Quarter ended February 28, 2003	$1.44	$1.05	18,998,816
First Quarter ended November 30, 2002	$0.89	$0.69	6,531,443
2002-2001	High	Low	Volume
Fourth Quarter ended August 31, 2002	$0.86	$0.63	8,873,199
Third Quarter ended May 31, 2002	$0.81	$0.54	13,061,443
Second Quarter ended February 28, 2002	$0.45	$0.24	3,941,433
First Quarter ended November 30, 2001	$0.38	$0.23	1,166,353
Last Five Fiscal Years	High	Low
2004 Annual	$1.65	$1.31
2003 Annual	$1.46	$1.08
2002 Annual	$0.63	$0.41
2001 Annual	$0.48	$0.35
2000 Annual	$0.37	$0.33 (CDNX)

B.

Plan of Distribution

Not Applicable.

C.

Markets

The Company's common stock is listed on the Toronto Stock Exchange under the trading symbol "TNX".  The Company may apply to list its common shares on the American Stock Exchange.  If such an application is made, there can be no assurance made that any such application will be successful.

D.

Selling Shareholders

Not Applicable.

E.

Dilution

Not Applicable.

F.

Expenses of the Issue

Not Applicable.

Item 10.

Additional Information

A.

Share Capital

As of April 3, 2003, the Board resolved that the Company authorize for issuance up to a maximum 91,000,000 common shares, subject to further resolutions of the Company's Board of Directors, from time to time.  Of the 91,000,000 common shares authorized, without par value, 82,464,037 shares were issued and outstanding as of August 31, 2004.

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

The following table reconciles the total number of shares outstanding for the last three fiscal years:

	No. of Shares	Amount	Price and Terms (if any)
Total Outstanding Shares at August 31, 2001	50,760,978	$26,747,161
Add: Stock Options Exercised for cash	1,756,000	$ 795,995	$0.45/share (deemed value)
Issued on Exercise of Warrants	2,197,225	$ 1,380,550	$0.63/share (deemed value)
Issued on acquisition of Tanzam	20,000,000	$ 7,000,000	$0.35/share (deemed value)
Subscriptions receivable	--	$ (102,000)
Total Outstanding Shares at August 31, 2002	74,714,203	$35,821,706
Add: Stock Options Exercised for cash	2,454,000	$ 1,255,700	$0.51/share (deemed value)
Issued on Exercise of Warrants	2,549,275	$ 1,544,565	$0.61/share (deemed value)

No. of Shares	Amount	Price and Terms (if any)
Issued for cash	474,064	$ 700,000	$1.48/share (deemed value)
Collection of previous years subscription receivable	0	$ 102,000
Total Outstanding at August 31, 2003	80,191,542	$39,423,971
Add: Stock Options Exercised for cash	730,000	$ 346,500	$0.47/share (deemed value)
Issued for cash	1,477,050	$ 2,250,000	$1.52/share (deemed value)
Issued for share subscription previously received	65,445	$ 125,000
Total Outstanding at August 31, 2004	82,464,037	$42,145,471

Due to the issuance of 20,000,000 common shares for the acquisition of Tanzam in April, 2002, more than 10% of the total outstanding shares have been issued for non-cash consideration within the last five years.

Shares are issued by the Company with the regulatory acceptance of the Toronto Stock Exchange, upon resolution of the Board of Directors of the Company.  There are a total of 82,986,098 common shares issued and a further 515,000 common shares reserved for issuance under outstanding stock options.

B.

Articles of Association and Bylaws

The Company was originally incorporated under the corporate name "424547 Alberta Ltd." in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta).

The Articles of 424547 Alberta Ltd. were amended on August 13, 1991 as follows:

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

C.

Material Contracts

The following are the material contracts of the Company (other than contracts in the ordinary course of business) entered into within the last two years:

Date	Names of Parties	Description of General Nature of the Contract	Consideration Paid; Terms and Conditions
January 13, 2005	James E. Sinclair and the Company	Subscription Agreement for purchase of common shares over a two year period, in 8 separate quarterly tranches commencing February 1, 2005	The pricing of each quarterly tranche will be based on the weighted average trading price of the Company's common shares for the last five consecutive trading days of each quarterly period.
September 7, 2004	Northern Mining Explorations Ltd. ("NME") and the Company	Letter of Intent granting to NME the right to acquire all of the Company's interests in 3 prospecting licenses

US$10,000, plus up to US$560,000 in installments over the next five years; US$75,000 in exploration work within the next 2 years; up to 12,000 metres in diamond drilling over the next 5 years; and a sliding scale NSR royalty up to 2%

January 5, 2004	James E. Sinclair and the Company	Subscription Agreement for purchase of 622,278 common shares	$1.607 per share for a total of $1,000,000
July 21, 2003	Ashanti Goldfields (Cayman) Limited ("Ashanti") and the Company	Letter of Intent granting to Ashanti the right to acquire all of the Company's interests in 9 licenses	Over US$1.4 million over five years; US$800,000 in exploration work; up to 10,000 meters in diamond drilling; and a feasibility study to earn its interests; and payment of a NSR royalty up to 2%
March 18, 2003	Northern Mining Explorations Ltd. ("NME") and the Company	Amending Letter Agreement to January 20, 2003 agreement	Not applicable
March 5, 2003	James E. Sinclair and the Company	Subscription Agreement for purchase of common shares over a two year period, in 24 separate monthly tranches	Market price at the time of purchase; to date a total of $1,700,002 for 1,078,267 shares, or an average price of $1.58 per share
January 20, 2003	Northern Mining Explorations Ltd. ("NME") and the Company	Letter of Intent granting to NME the right to acquire all of the Company's interests in 7 prospecting licenses and one application for license	US$70,000; assuming underlying property payments; feasibility study; pre-production payments; and NSR royalty of up to 2%

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

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the common shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company.  An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount, which for 2004 was any amount in excess of $237 million.  A non-Canadian would acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares.  The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

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

E.

Taxation

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or of any political subdivision thereof, which has elected to be treated as a corporation for U.S. federal income tax purposes, an estate whose income is taxable in the U.S. irrespective of source, or a trust subject to primary supervision of a court within the U.S. and control of a U.S. fiduciary, and who holds common shares solely as capital property and who owns (directly and indirectly) no more than 5% of the value of the total outstanding stock of the Company (a "U.S. Holder").  This summary is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act"), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Canada Revenue Agency, and on the current provisions of the

Canada-United States Income Tax Convention, 1980, as amended (the "Treaty").  Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any U.S.) tax law or treaty.  It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

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

Passive Foreign Investment Company.

The Company believes that it could be a passive foreign investment company ("PFIC") for United States federal income tax purposes with respect to a U.S. Holder (as defined above).  The Company will be a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held the Company's shares, either (i) at least 75% of the gross income of the Company for the taxable year is passive income, or (ii) at least 50% of the Company's assets are attributable to assets that produce or are held for the production of passive income.  In each case, the Company must take into account a pro rata share of the income and the assets of any company in which the Company owns, directly or indirectly, 25% or more of the stock by value (the "look-through" rules).  Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income.  As a publicly traded corporation, the Company would apply the 50% asset test based on the value of the Company's assets.

Because the Company may be a PFIC, unless a U.S. Holder who owns shares in the Company (i) elects (a section 1295 election) to have the Company treated as a "qualified electing fund" (a "QEF") (described below), or (ii) marks the stock to market (described below), the following rules apply:

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", " "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.  U.S. Holders should be aware that recently enacted legislation eliminates the "financial services income" category for taxable years beginning after December 31, 2006.  Under the recently enacted legislation, the foreign tax credit limitation categories are limited to "passive income" and "general income".

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

A corporation will be classified as a foreign personal holding company (an "FPHC") and not a PHC if at any time during a tax year (i) five or fewer individual United States citizens or residents directly or indirectly or by attribution own more than 50% of the total combined voting power or value of the corporation's stock and (ii) at least 60% of its gross income consists of foreign personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income).  Each United States shareholder in a FPHC is required to include in gross income, as a dividend, an allocable share of the FPHC's undistributed foreign personal holding company income (generally the taxable income of the FPHC, as specially adjusted).  The FPHC rules are repealed for tax years of foreign corporations beginning after December 31, 2004 (and for tax years of U.S. Holders with or within which such tax years of foreign corporations end).

A corporation will be classified as a foreign investment company (an "FIC") if for any taxable year it (i) is registered under the Investment Company Act of 1940, as amended, as a management company or share investment trust or is engaged primarily in the business of investing or trading in securities or commodities (or any interest therein) and (ii) 50% or more of the value or the total combined voting power of all the corporation's stock is owned directly or indirectly (including stock owned through the application of attribution rules) by United States persons.  In general, unless an FIC elects to distribute 90% or more of its taxable income (determined under United States tax principles as specially adjusted) to its shareholders, gain on the sale or exchange of FIC stock is treated as ordinary income (rather than capital gain) to the extent of such shareholder's ratable share of the corporation's earnings and profits for the period during which such stock was held.  The FIC rules are repealed for tax years of corporations beginning after December 31, 2004 (and for tax years of U.S. Holders with or within which such tax years of foreign corporations end).

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

Not Applicable.

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

The following table sets forth the percentage of the Company's administrative expense by currency for the year ended August 31, 2004.

By Currency

2003
Canadian Dollar	35%
U.S. Dollar	40%
Tanzanian Schilling	25%
Total:	100%

Such administrative expense by currency may change from time to time, but it has been roughly the same year to year.  Further, the Company incurred exploration costs of $1,180,850 and $1,151,327 for the years ended August 31, 2004 and 2003, respectively, which are primarily paid in U.S. dollars.

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

The following table sets out the cumulative average prices of gold for the past five years, based on the London Metals Market afternoon price fix in U.S. dollars:

2000	2001	2002	2003	2004
$279.11	$271.04	$309.73	$363.38	$409.72

The cumulative average price of gold to January 14, 2005 was $423.82, based on the London afternoon price fix.

Item 12.

Description of Securities Other than Equity Securities

Not Applicable.

Part II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.

Controls and Procedures

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's chief executive officer and principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14.  Based upon that evaluation, the Company's chief executive officer and principal financial officer concluded that the Company's disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report are effective in timely alerting them to material information relating to the Company required to be included in this Annual Report.

Item 16.

[Reserved]

Item 16 A.

Audit Committee Financial Expert

The Company's audit committee financial expert is Dr. Norman Betts, who is an "independent director", as defined pursuant to National Association of Securities Dealers (NASD) Rule 4200(a)(15) (as such definition may be modified or supplemented).  The Securities and Exchange Commission has indicated that the designation of an audit committee financial expert does not make that person an "expert" for any purpose, impose any duties, obligations, or liability on that person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations, or liabilities of any other member of the audit committee.

Item 16 B.

Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions.  A copy of our code of ethics can be found on our website at www.tanrange.com.  The Company will report any amendment or wavier to the code of ethics on our website within five (5) days.

Item 16 C.

Principal Accountant Fees and Services

The independent auditor for the fiscal year ended August 31, 2003 and 2004 was KPMG LLP, Chartered Accountants.  The following summarizes the significant professional services rendered by KPMG to the Company for the year ended August 31, 2004:

Financial Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees(1)	All other Fees(2)
2004	Canada - C$74,750 Tanzania - US$12,680	Nil	$6,500	Nil
2003	$69,200	Nil	$950	$13,023

(1)

Tax advice and planning assistance including review of and assistance with capital tax assessments.

(2)

Investigative services and review of exercised share options by company personnel.

Item 16 D.

Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16 E.

Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

Part III

Item 17.

Financial Statements

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.  The consolidated financial statements attached have been reconciled to U.S. Generally Accepted Accounting Principles.  See Item 8 (A).

Consolidated Financial Statements (Expressed in Canadian dollars) TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Years ended August 31, 2004, 2003 and 2002

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of Tan Range Exploration Corporation

We have audited the consolidated balance sheets of Tan Range Exploration Corporation as at August 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended August 31, 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2004 in accordance with Canadian generally accepted accounting principles.

KPMG LLP (Signed)

Chartered Accountants

Vancouver, Canada

November 9, 2004, except as to notes 10(d) and (e)
which are as of January 13, 2005

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a correction of an error in application of accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change reported in note 11(a) to the financial statements.  Our report to the board of directors dated November 9, 2004, except as to note 10(d) and (e) which are as of January 13, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such change in the auditors' report when the correction of the application of an accounting policy is properly accounted for and adequately disclosed in the comparative financial statements.

KPMG LLP (Signed)

Chartered Accountants

Vancouver, Canada

November 9, 2004, except as to notes 10(d) and (e)
which are as of January 13, 2005

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Consolidated Balance Sheets (Expressed in Canadian dollars) August 31, 2004 and 2003
	2004	2003

Assets

Current assets:
Cash and cash equivalents	$1,067,448	$1,550,072
Short-term investments	415,201	926,192
Accounts and other receivables (note 8)	61,035	44,288
Prepaid expenses	521,889	31,360
	2,065,573	2,551,912

Mineral properties and deferred exploration costs (note 4)	19,853,296	18,672,446

Equipment and leasehold improvements (note 5)	173,504	200,207

	$22,092,373	$21,424,565

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$146,672	$459,000

Future income taxes (notes 3 and 6)	647,565	647,565

Shareholders' equity:
Share capital (note 7)	42,145,471	39,423,971
Share subscriptions received (note 7(b))	-	125,000
Deficit	(20,847,335)	(19,230,971)
	21,298,136	20,318,000

	$22,092,373	$21,424,565

Nature of operations (note 1)
Commitments (note 9)
Subsequent events (note 10)

See accompanying notes to consolidated financial statements.

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Consolidated Statements of Operations and Deficit (Expressed in Canadian dollars) Years ended August 31, 2004, 2003 and 2002
-	-	-
-	-	2004	2003	2002
Expenses:

Amortization	$54,643	$63,509	$92,227
Annual general meeting	21,894	11,889	10,611
Capital tax	(46,052)	125,477	-
Consulting and management fees	140,099	170,468	98,899
Insurance	65,744	48,735	40,011
Memberships, courses and publications	6,551	14,628	16,192
Office and administration	82,643	110,123	116,264
Office rentals	103,134	142,148	88,467
Press releases	23,642	16,638	12,448
Printing and mailing	19,266	9,261	4,658
Professional fees	201,167	309,556	90,202
Promotions and shareholder relations	8,408	92,876	83,790
Salaries and benefits	604,368	637,327	351,975
Sustainable development	-	18,879	-
Telephone and fax	29,592	42,189	33,420
Training	14,433	-	-
Transfer agent and listing	68,895	85,432	36,236
Travel and accommodation	40,284	78,906	53,875
1,438,711	1,978,041	1,144,038

Other earnings (expenses):
Foreign exchange	48,630	(104,989)	(13,509)
Interest, net	30,626	75,876	83,692
Loss on sale of asset	(12,692)	-	(6,137)
Gain on sale of short-term investment	10,774	(36,102)	-
Property investigation costs	(254,991)	(380,086)	(204,952)
Write-off of mineral properties and deferred exploration costs (note 4)	-	(1,031,436)	(59,014)
(177,653)	(1,476,737)	(199,920)

Loss before income taxes	(1,616,364)	(3,454,778)	(1,343,958)

Future income tax recovery	-	440,000	-

Loss for the year	(1,616,364)	(3,014,778)	(1,343,958)

Deficit, beginning of year	(19,230,971)	(16,216,193)	(14,872,235)

Deficit, end of year	$(20,847,335)	$(19,230,971)	$(16,216,193)

Basic and diluted loss per share	$(0.02)	$(0.04)	$(0.02)

Weighted average number of shares
outstanding (note 2(i))	81,056,126	78,839,344	56,759,051

See accompanying notes to consolidated financial statements.

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Consolidated Statements of Cash Flows (Expressed in Canadian dollars) Years ended August 31, 2004, 2003 and 2002
	2004	2003			2002

Cash provided by (used in):

Operations:
Loss for the year		$(1,616,364)		$(3,014,778)		$(1,343,958)
Items not affecting cash:
Amortization		54,643		63,509		92,227
Loss on sale of asset		12,692		-		6,137
Gain on sale of short-term investments		(10,744)		36,102		-
Write-off of mineral properties and deferred exploration costs	-	-	-	1,031,436	-	59,014
Future income tax recovery		-		(440,000)		-
		(1,559,773)		(2,323,731)		(1,186,580)
Changes in non-cash working capital

Accounts receivable and other receivables		(16,747)		12,579		114,314
Prepaid expenses		(490,529)		24,901		(41,010)
Accounts payable and accrued liabilities		(312,328)		240,018		(358,693)
		(2,379,377)		(2,046,233)		(1,471,969)

Investments:
Mineral properties and deferred exploration costs - net of option payments received		(1,180,850)		(1,151,327)		(1,370,148)
Equipment and leasehold improvement additions		(40,660)		(44,611)		(187,870)
Sale (purchase) of short-term investments, net		521,763		(962,294)		-
Proceeds on disposal of asset		-		-		13,150
Restricted cash		-		-		500,000
Business acquisition costs, net of cash acquired of $13,454 (note 3)		-		-		(95,229)
		(699,747)		(2,158,232)		(1,140,097)

Financing:
Share capital issued - net of issuance costs	-	2,596,500	-	3,602,265	-	2,074,545
Share subscriptions received	-	-		125,000		-
-	-	2,596,500	-	3,727,265	-	2,074,545

Increase (decrease) in cash and cash equivalents		(482,624)		(477,200)		(537,521)

Cash and cash equivalents, beginning of year		1,550,072		2,027,272		2,564,793

Cash and cash equivalents, end of year		$1,067,448		$1,550,072		$2,027,272

Supplementary information:
Interest received, net		$50,382		$47,428		$76,031
Non-cash transactions:
Shares issued for acquisition of Tanzam 2000 (note 3)		-		-		7,000,000

See accompanying notes to consolidated financial statements.

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2004, 2003 and 2002

1.	Nature of operations:

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable.  Consequently, the Company considers itself to be an exploration stage company.  Although at August 31, 2004 the Company has funding commitments (note 4) which exceed funds on hand, subsequent to year end the Company has realized additional funds from equity transactions (note 10) and, if necessary, could adjust the extent and timing of certain expenditures.  The recoverability of the amounts shown for mineral properties and related deferred costs are ultimately dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as mineral properties and deferred exploration expenditures represent net costs incurred to date, being less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values.

2.	Significant accounting policies:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.  A reconciliation of material measurement differences to accounting principles generally accepted in the United States and practices prescribed by the Securities and Exchange Commission is provided in note 11.

	(a)	Principles of consolidation:
These consolidated financial statements include the accounts of Tan Range Exploration Corporation and its subsidiaries. All intercompany amounts are eliminated on consolidation.
	(b)	Translation of foreign currencies:

The measurement currency of the Company in these consolidated financial statements is the Canadian dollar.  The Company's subsidiaries are considered integrated foreign subsidiaries and their accounts are translated using the temporal method.  Under this method, monetary assets and liabilities are translated at the prevailing year-end exchange rates.  Non-monetary assets are translated at historical exchange rates.  Revenue and expense items are translated at the average rate of exchange for the year except for those arising from non-monetary assets which are translated at the historical exchange rate.  Translation gains and losses are included in the statements of operations and deficit.

	(c)	Cash and cash equivalents:
Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest-bearing securities with maturities at purchase dates of three months or less when acquired.
	(d)	Short-term investments:

Interest-bearing securities having a term in excess of three months but less than one year are classified as short-term investments.  Short-term investments are stated at the lower of cost and market value.

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2004, 2003 and 2002

2.	Significant accounting policies (continued):
	(e)	Mineral properties and deferred exploration costs:

The Company holds various positions in mineral property interests, including prospecting licences, reconnaissance licences, and options to acquire mining licences or leases.  All of these positions are classified as mineral properties for financial statement purposes.

Acquisition costs and exploration costs, including option payments, relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on a unit-of-production basis, or until the properties are abandoned, sold or to be sold or management determines that the mineral property is not economically viable, at which time the unrecoverable deferred costs are written off.  Option payments arising on the acquisition of mineral property interests are exercisable at the discretion of the Company and are recognized as paid or payable.

Amounts recovered from third parties to earn an interest in the Company's mineral properties are applied as a reduction of the mineral property and deferred exploration costs.

Overhead costs directly related to exploration are allocated to the mineral properties explored during the year and are deferred and are to be amortized using the same method applied to property-specific exploration costs.  All other overhead and administration costs are expensed in the year they are incurred.

Under CICA Handbook Section 3061, "Property, Plant and Equipment", for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.  Emerging Issue Committee Abstract 126, "Accounting by Mining Enterprises for Exploration Costs", ("EIC-126") states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment.  EIC-126 also sets forth the EIC's consensus that a mining enterprise in the development stage is not required to consider the conditions in Accounting Guideline No. 11 "Enterprises in the Development Stage" ("AcG 11") regarding impairment in determining whether exploration costs may be initially capitalized.  With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC's consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired.  However, such an enterprise should consider the conditions set forth in AcG 11 and CICA Handbook Section 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

The Company considers that its exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs.  Furthermore, pursuant to EIC-126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2004, 2003 and 2002

2.	Significant accounting policies (continued):
	(e)	Mineral properties and deferred exploration costs (continued):

The Company follows these recommendations and therefore the unproven mineral property claim costs are initially capitalized.  Such assets are tested for impairment in accordance with the provisions of the CICA Handbook Section 3063, "Impairment of Long-Lived Assets".  Mineral properties and deferred exploration costs are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.  An impairment loss is recognized if, at the date it is tested for recoverability, the carrying amount of the mineral property exceeds the sum of the undiscounted cash flows expected to result from its production and/or eventual disposition.  The impairment loss is measured as the amount by which the carrying amount of the mineral property exceeds its fair value.

	(f)	Equipment and leasehold improvements:

Equipment and leasehold improvements, other than mineral properties and deferred exploration and development costs, are recorded at cost and amortization is provided for on a declining balance basis using the following rates:

		Assets	Rate

		Machinery and equipment	20% to 30%
		Automotive	30%
		Computer equipment	30%
		Leasehold improvements	20%

	(g)	Stock-based compensation:

Effective September 1, 2002, the Company adopted the new standard of the Canadian

Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments.  The new standards have been applied prospectively.  All stock-based compensation will be determined based on the fair value method and expensed over the vesting period.

As the Company did not grant any stock options or had no other stock-based payments during the years ended August 31, 2004 and 2003, the new accounting standard has had no effect on these consolidated financial statements.  Consideration paid on the exercise of stock options is credited to share capital.

	(h)	Income taxes:

The Company follows the asset and liability method of accounting for income taxes.  Under the asset and liability method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards, and are measured using the enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse.  Future tax benefits, such as non-capital loss carry forwards, are recognized if realization of such benefits is considered more likely than not.

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2004, 2003 and 2002

2.	Significant accounting policies (continued):

	i)	Loss per share:

Loss per share has been calculated using the weighted average number of common shares issued and outstanding.  Shares held in escrow subject to performance conditions for release are considered contingently issuable shares and are excluded from the weighted average number of shares used in calculating loss per share.  Outstanding stock options, special warrants and share purchase warrants, all of which could potentially dilute basic loss per share, have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

	(j)	Financial instruments:

The Company's financial assets and liabilities consist of cash and cash equivalents, short-term investments, accounts and other receivables and accounts payable and accrued liabilities.  The fair value of the Company's financial assets and liabilities is estimated to approximate their carrying value.

	(k)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the year.  Areas requiring the use of estimates and measurement uncertainties include the valuation and impairment of value of mineral properties and deferred exploration costs and the determination of future income taxes.  Actual results may differ from management's estimates.

	(l)	Segmented information:

The Company's principal operations are located in Tanzania.  The Company conducts its business in a single operating segment being the investment in and exploration of mineral properties.  Substantially all mineral properties (note 4) and equipment and leasehold improvements are situated in Tanzania (note 5).

3.	Acquisition of the business of Tanzania American International Development Corporation Limited ("Tanzam 2000"):

On April 30, 2002, the Company completed the acquisition of 100% of the issued and outstanding shares of Tanzam 2000 in exchange for 20,000,000 shares of the Company valued at $0.35 per share, which value reflected the market price of the Company's common shares around February 15, 2002, the date the Company agreed to acquire Tanzam 2000 by way of a letter agreement and announced the acquisition.  Tanzam 2000 is engaged in gold exploration in the Republic of Tanzania.  The results of operations and cash flows of Tanzam 2000 have been included in these financial statements from April 30, 2002.

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2004, 2003 and 2002

3.	Acquisition of the business of Tanzania American International Development Corporation Limited ("Tanzam 2000") (continued):
	The purchase price has been allocated to the identifiable assets acquired and liabilities assumed based upon their fair values at the date of acquisition.

	Assets acquired:
	Current assets	$13,454
	Equipment	29,323
	Mineral properties	8,166,292
		8,209,069

	Liabilities assumed:
	Accounts payable	(12,821)
	Future income tax liability	(1,087,565)
		(1,100,386)

	Net assets acquired	$7,108,683

	Consideration paid:
	Shares issued	$7,000,000
	Acquisition costs	108,683

		$7,108,683

4.	Mineral properties and deferred exploration costs:
	The Company acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries. All of the Company's concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence can be granted for further development.  Commencing with the new mining act issued in Tanzania in 1998, a prospecting licence is issued for a period of up to three years and renewable two times for a period up to two years each.  At each renewal at least 50% of the remaining area is relinquished.  A reconnaissance licence is issued for one year and renewed for a period not exceeding a year.  All prospecting licences are granted subject to an annual rental fee of not more than U.S. $30 per square kilometer payable to the government of Tanzania, a minimum exploration work commitment, and employment and training of Tanzanians.  In addition, the government of Tanzania imposes a royalty on the gross value of all production at the rate of 3% of all gold produced.

4.	Mineral properties and deferred exploration costs (continued):
	The continuity of expenditures on mineral properties is as follows:

		Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total

	Balance, August 31, 2001	$ 6,762,014	$ 1,949,444	$ -	$ -	$ -	$ 315,608	$ -	$ -	$ -	$ 48,063	$ 9,075,129
	Camp, field supplies and travel	31,826	8,647	-	5,497	-	-	-	-	-	698	46,668
	Exploration and field overhead	155,871	198,784	9,144	140,702	-	-	1,258	18,191	-	9,612	533,562
	Geological consulting and field wages	70,900	73,104	-	-	-	-	-	-	-	-	144,004
	Geophysical and geochemical	30,342	137,157	532	8,572	5,504	-	-	2,287	3,173	20,556	208,123
	Property acquisition costs (note 3)	82,583	57,125	1,062,840	1,945,732	780,061	1,111,747	1,328,744	976,320	676,696	144,444	8,166,292
	Property option costs	-	-	-	-	-	-	-	-	-	131,513	131,513
	Parts and equipment	5,542	150	-	-	-	-	-	-	-	-	5,692
	Trenching and drilling	149,122	73,882	-	77,265	-	-	-	-	-	317	300,586
		526,186	548,849	1,072,516	2,177,768	785,565	1,111,747	1,330,002	996,798	679,869	307,140	9,536,440
		7,288,200	2,498,293	1,072,516	2,177,768	785,565	1,427,355	1,330,002	996,798	679,869	355,203	18,611,569
	Write-offs	-	-	-	-	-	(2,810)	-	(12,608)	-	(43,596)	(59,014)

	Balance, August 31, 2002	7,288,200	2,498,293	1,072,516	2,177,768	785,565	1,424,545	1,330,002	984,190	679,869	311,607	18,552,555
	Camp, field supplies and travel	2,512	3,747	1,223	15,687	218	42	24,275	2,770	1,659	6,172	58,305
	Exploration and field overhead	(143)	33,543	6,240	182,437	52,319	185,825	66,311	36,418	17,743	149,041	729,734
	Geological consulting and field wages	22	314	6,510	47,786	1,234	-	5,376	130	278	397	62,047
	Geophysical and geochemical	13,910	2,814	3,298	80,985	8,465	-	24,619	16,421	1,896	34,623	187,031
	Property option costs	-	40,519	36,183	-	6,900	-	-	-	12,501	57,850	153,953
	Parts and equipment	-	-	-	1,454	-	-	1,875	-	-	2,937	6,266
	Trenching and drilling	-	-	-	122,563	-	-	-	16,393	-	-	138,956
	Option payments received	(11,410)	-	-	-	-	(56,974)	(44,419)	(11,410)	(60,752)	-	(184,965)
	Reclassifications	-	-	371,411	-	-	4,270	(371,411)	-	-	(4,270)	-
		4,891	80,937	424,865	450,912	69,136	133,163	(293,374)	60,722	(26,675)	246,750	1,151,327
		7,293,091	2,579,230	1,497,381	2,628,680	854,701	1,557,708	1,036,628	1,044,912	653,194	558,357	19,703,882
	Write-offs	(729,309)	-	-	(35,342)	-	-	(106,386)	-	(10,744)	(149,655)	(1,031,436)

	Balance, August 31, 2003	6,563,782	2,579,230	1,497,381	2,593,338	854,701	1,557,708	930,242	1,044,912	642,450	408,702	18,672,446
	Camp, field supplies and travel	-	13,967	-	5,528	3,406	-	1,098	-	2,259	21,386	47,644
	Exploration and field overhead	-	168,588	39,175	129,371	101,526	56,643	52,614	41,485	28,182	348,888	985,189
	Geological consulting and field wages	18,717	1,274	-	-	-	-	-	-	-	(21,113)	(19,839)
	Geophysical and geochemical	-	4,813	3,986	60,625	73,524	2,598	16,065	2,288	5,244	91,976	261,119
	Property option costs	-	50,546	-	-	21,706	-	-	-	274	164,833	237,359
	Parts and equipment	-	108	-	-	-	-	-	-	-	109	217
	Trenching and drilling	-	1,095	-	-	-	-	-	-	-	-	1,095
	Option payments received	(17,496)	-	(58,811)	-	-	(88,926)	(123,275)	(17,496)	(25,930)	-	(331,934)
	Reclassifications	-	-	286,762	-	-	-	(286,762)	-	-	-	-
		1,221	240,391	271,112	195,524	200,162	(29,685)	(340,260)	26,277	10,029	606,079	1,180,850

	Balance, August 31, 2004	$ 6,565,003	$ 2,819,621	$ 1,768,493	$ 2,788,862	$ 1,054,863	$ 1,528,023	$ 589,982	$ 1,071,189	$ 652,479	$ 1,014,781	$ 19,853,296

TAN RANGE EXPLORATION CORPORATION Notes to Consolidated Financial Statements Years ended August 31, 2004, 2003 and 2002

4.	Mineral properties and deferred exploration costs (continued):
	The Company has assessed the carrying value of mineral properties and deferred exploration costs as at August 31, 2004 and concluded that additional write-downs are not required.
	(a)	Itetemia Project:
		The Itetemia property consists of nine contiguous prospecting licences (2003 - six prospecting licences). Collectively, the Company refers to these concessions as the Itetemia Project.
		One prospecting licence is subject to a 3% net smelter royalty.

The Company acquired a 90% interest in another of the prospecting licences through an agreement with the State Mining Corporation ("Stamico") dated July 18, 1994.  Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the prospecting licence by meeting 20% of the costs required to place the property into production.  The Company retains the right to purchase one-half of Stamico's 2% royalty interest in exchange for US$1,000,000.

On December 6, 1999, Barrick Gold Corporation (Barrick) closed an agreement with the Company granting Barrick the exclusive option to earn an undivided 60% interest in the Itetemia Project.  To exercise its option and maintain its rights beyond April 30, 2005, Barrick must make a positive production decision with respect to the Itetemia Project which contemplates a rate of production of not less than 100,000 ounces per annum by April 30, 2005.  In addition, Barrick must finance the entire project, with the Company to repay its portion of the costs from its share of the net proceeds of production.  Once a production decision is taken by Barrick, if the property is not in production on a stand-alone basis within 18 months, or within 12 months on a custom-milling basis, Barrick must make penalty payments to the Company as follows:

		Year one	US$	500,000
		Year two		750,000
		Year three		1,000,000
		Year four and subsequent years		1,200,000

		Payments due after year five will be adjusted for inflation based on the Canadian Consumer Price Index.

In addition to the above, upon exercise of its option, Barrick will assume the Company's right to purchase Stamico's 10% interest in the prospecting licence acquired from Stamico.  Should this occur, Barrick has agreed to pay the Company's portion of all production royalties payable from the Itetemia concession to the Tanzanian government.

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2004, 2003 and 2002

4.	Mineral properties and deferred exploration costs (continued):
	(b)	Luhala Project:
		The Luhala property consists of five contiguous prospecting licences. Collectively, the Company refers to these concessions as the Luhala Project.

During the years ended August 31, 2001 and 2000, the Company entered into option agreements to acquire three additional licences, named Shilalo, Ngobo and Sima.  For Ngobo, the Company must make payments totalling US$120,000 over six years (US$66,000 paid to date) and for Sima, payments totalling US$84,000 over six years (US$50,000 paid to date) in order to maintain the options.  The vendor in each case retains a 2% net smelter return royalty, of which the Company may buy back, in each case, one-half (i.e., 1%) for US$1,000,000.

		For the Shilalo licence, the vendor retains a 2% net smelter return royalty, of which the Company may buy back one-half (i.e., 1%) for US$250,000.
	(c)	Kigosi:

The Kigosi property consists of nine prospecting licences.  During the year ended August 31, 2003, the Company reclassified five licences from the Ushirombo and Ushirombo West with deferred costs of $371,411 (note 4(g)) to the Kigosi property.  The Company has a 100% interest in one of the licences and, through prospecting and mining option agreements entered into in the 2003 fiscal year, has options to acquire between 51% to 90% interests in the other eight licences.  The Company must make payments totalling US$162,000 over eight years (US$22,000 paid to date) and is required to fund all costs of exploration of the properties in order to maintain the options.

On July 21, 2003, the Company entered into an agreement with Ashanti Goldfields (Cayman) Limited ("Ashanti"), granting Ashanti the option to acquire the total rights, titles and interests of the Company in the nine prospecting licences in the Kigosi area, save and except for a royalty varying between 0.5% to 2% of net smelter returns, depending on the market price of gold, to be paid by Ashanti to the licence owners.  To maintain and exercise the option, Ashanti must expend US$300,000 within the first year and US$800,000 within the second year of closing the agreement, complete various diamond drilling requirements and complete a bankable feasibility report within five years of the closing of the agreement.

		Ashanti must also make the following payments to the Company:

		Year one (US$75,00 paid to date)	US$	200,000
		Year two		150,000
		Year three		180,000
		Year four		260,000
		Year five		340,000

		Ashanti and the Company have verbally agreed to a delay in some of these payments pending the conversion of a six month access permit to a twelve month access permit.

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2004, 2003 and 2002

4.	Mineral properties and deferred exploration costs (continued):
	(c)	Kigosi (continued):

In addition, Ashanti must make payments to the Company of US$25,000 for each licence in excess of three held 24 months subsequent to the closing of the agreement and US$25,000 for each licence held in excess of two in subsequent years.

Should Ashanti complete a bankable feasibility report and make a positive production decision before the fifth anniversary date of the closing of the agreement, then the above payments and drilling by Ashanti shall no longer be required.

	(d)	Lunguya:

The Lunguya property consists of six prospecting licences (2003 - six prospecting licences).  Through prospecting and mining option agreements the Company has options to acquire interests ranging from 60% to 75% in the six licences.  To maintain the options, the Company is required to make certain expenditure requirements and fund all exploration costs of the properties.

	(e)	Kanagele:

The Kanagele property consists of six prospecting licences.  In 2002, the Company entered into an option agreement requiring payments totaling US$72,000 over eight years (US$15,000 paid to date) in exchange for a 90% interest in one prospecting licence and an option to purchase the remaining 10% upon production decision.  In 2004, the Company entered into an option agreement for one prospecting license requiring payments of US$145,000 (US$10,000 paid to date) over nine years and another option agreement for one prospecting licence requiring payments of US$90,000 over five years (none paid to date).  The Company has options to acquire a 65% interest in the other three licences acquired through prospecting and option agreements.  The Company is required to fund all exploration costs of the properties.

	(f)	Tulawaka:

The Tulawaka property consists of eight prospecting licences (2003 - eight prospecting licences).  Four of the licences are held by the Company and through prospecting and option agreements has options to acquire interests ranging from 65% to 90% in the other four licences.  Four licences are subject to an option agreement with Northern Mining Explorations Ltd. ("Northern") (note 4(l)).

During the year ended August 31, 2003, the Company entered into a prospecting mining option agreement to acquire a 90% interest in a prospecting license.  The Company must make payments of US$117,000 over nine years, (US$19,000 paid to date) and is required to fund all exploration costs of property to maintain its option.

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2004, 2003 and 2002

4.	Mineral properties and deferred exploration costs (continued):
	(g)	Ushirombo and Ushirombo West:

The Ushirombo and Ushirombo West properties consist of twelve prospecting licences (2003 - eight prospecting licences).  The Company holds 100% interest in two of these licences and through prospecting and option agreements has options to acquire interests ranging from 65% to 80% in the other six licences.  The Company is required to fund all exploration costs of the properties.  Two licences are subject to the option agreement with BEAL (note 4(k)) and one licence is subject to the option agreement with Northern (note 4(l)).

	(h)	Mbogwe:

The Mbogwe property consists of seven licences.  The Company, through prospecting and option agreements, has options to acquire interests ranging from 51% to 80% in these licences.  The Company is required to fund all exploration costs of the properties.  One of the licences is subject to the option agreement with BEAL (note 4(k)).

	(i)	Biharamulu:

The Biharamulu property consists of six prospecting licences.  The Company has a 100% interest in two of these licences and through prospecting and option agreements has options to acquire interests ranging from 51% to 65% in the other four licences. The Company is required to fund all exploration costs of the properties.  Four of the licences are subject to the option agreement with Northern (note 4(l)).

	(j)	Other:

The twenty-two other properties consist of several prospecting licences.  The Company has options to acquire interests in these properties ranging from 51% to 100%.  To maintain these licences, the Company must make the following future payments to maintain its options:

		2005	$ 159,000
		2006	164,000
		2007	184,000
		2008	204,000
		2009	204,000
		Thereafter	757,000

			$ 1,672,000

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2004, 2003 and 2002

4.	Mineral properties and deferred exploration costs (continued):
	(k)	Joint venture with Barrick Exploration Africa Ltd. ("BEAL"):

On December 14, 2001, including subsequent modifications, Barrick Exploration Africa Ltd. ("BEAL") closed an agreement with Tanzam 2000 granting BEAL the option to acquire the total rights, titles and interests of the Company in twelve prospecting licences in different properties, herein called the BEAL project.  In exchange for this option, BEAL was required to pay US$100.  To maintain and exercise the option, BEAL was required to incur US$250,000 in exploration and development on the BEAL project within a year of closing the agreement (completed), and thereafter, BEAL must expend US$50,000 each year for each retained prospecting licence.  In addition, BEAL must make the following annual payments to the Company for each retained prospecting licence:

		December 2002	US$	10,000
		December 2003		20,000
		December 2004		30,000
		December 2005 and subsequent years		40,000

Within thirty days after commercial production, BEAL must pay the Company US$1,000,000 and an additional US$1,000,000 on each of the next two years. BEAL will also pay the owner of the licence 1.5% of net smelter returns.

		During the years ended August 31, 2003 and 2002, BEAL filed a notice of relinquishment for all rights, titles, and interests in eight prospecting licenses included in the option agreement.
		As at August 31, 2004, of the four remaining prospecting licences in the BEAL project, two are located in Ushirombo, one licence is located in Mbogwe and one in Itetemia.
	(l)	Option Agreement with Northern Mining Explorations Ltd. ("Northern"):

On January 20, 2003, as amended on March 18, 2003, the Company entered into an agreement with Northern granting Northern the exclusive option to acquire the total rights, titles and interests of the Company in nine prospecting licences.  In exchange for this option, Northern was required to pay US$80,000.  In addition, to maintain and exercise the option, Northern must make annual payments for each retained prospecting licence, incur minimum exploration and development expenditures and certain drilling requirements, undertake all obligations of the Company in respect of the licences and complete a feasibility study by December 31, 2008.  Upon exercise of the option, the Company shall retain a net smelter return royalty fluctuating between 0.5% to 2% depending on the price of gold.

		As at August 31, 2004, of the nine prospecting licences optioned to Northern, four are located in Biharamulu, four are located in Tulawaka and one is located in Ushirombo.

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2004, 2003 and 2002

5.	Equipment and leasehold improvements:

	-2004	-	Cost	-	Accumulated amortization	-	Net book Value
	Machinery and equipment		$88,386		$33,854		$54,532
	Automotive		169,300		111,231		58,069
	Computer equipment		101,471		44,262		57,209
	Leasehold improvements		10,770		7,076		3,694

			$369,927		$196,423		$173,504

	-2003		Cost		Accumulated amortization		Net book Value

	Machinery and equipment		$256,294		$190,330		$65,964
	Automotive		275,582		182,095		93,487
	Computer equipment		113,929		78,349		35,580
	Leasehold improvements		26,828		21,652		5,176

			$672,633		$472,426		$200,207

6.	Income taxes:
	Income tax expense (recovery) differs from that calculated by applying statutory rates for the following reasons:

			2004		2003		2002

	Expected combined Canadian federal and provincial income tax rate		35.6%		37.6%		39.6%

	Expected recovery of income taxes		$575,000		$1,299,000		$532,000
	Tanzanian tax rate differential		(38,000)		(68,000)		(38,000)
	Substantively enacted change in Canadian tax rates		-		(51,000)		(38,000)
	Non-deductible foreign exploration costs		(133,000)		(112,000)		(409,000)
	Write-off of mineral properties		-		(254,000)		(23,000)
	Other		53,000		(7,000)		(17,000)
	Recognition of previously unrecognized tax pools		-		1,299,000		-
	Change in valuation allowance		(457,000)		(1,666,000)		(7,000)

	Income tax recovery		$-		$440,000		$-

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2004, 2003 and 2002

6.	Income taxes (continued):
	The tax effects of significant temporary differences which would comprise tax assets and liabilities at August 31, 2004 and 2003 are as follows:

		2004	2003

	Future income tax assets:
	Equipment	$173,000	$136,000
	Non-capital losses for tax purposes	3,911,000	3,358,000
	Capital losses for tax purposes	45,000	45,000
	Resource related deductions carried forward	1,130,000	1,263,000
		5,259,000	4,802,000

	Valuation allowance	(5,259,000)	(4,802,000)

	Net future income tax assets	$-	$-

	Future income tax liabilities:
	Mineral properties	$647,565	$647,565

	Net future income tax liabilities	$647,565	$647,565

	At August 31, 2004, the Company has approximately $7,279,000 of Canadian non-capital losses available for income tax purposes to reduce Canadian taxable income in future years that expire as follows:

	2005		$2,266,000
	2006		625,000
	2007		602,000
	2008		694,000
	2009		733,000
	2010		1,508,000
	2011		851,000

			$7,279,000

	The Company has a capital loss carry forward of approximately $250,000 which is available indefinitely to reduce future capital gains for tax purposes.

In assessing the recoverability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible.  As the Company's future income tax liabilities are situated in a different tax jurisdiction than its future tax assets, the Company is not able to utilize the future tax assets as a reduction of the future tax liabilities.

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2004, 2003 and 2002

7.	Share capital:
	(a)	Authorized:
		91,000,000 common voting shares (2003 - 91,000,000; 2002 - unlimited number of common voting shares)
	(b)	Issued common shares and warrants:

			Number of shares	Amount

		Balance, August 31, 2001	50,760,978	$26,747,161
		Stock options exercised	1,756,000	795,995
		Issued on exercise of warrants	2,197,225	1,380,550
		Issued on acquisition	20,000,000	7,000,000
		Subscription receivable	-	(102,000)

		Balance, August 31, 2002	74,714,203	35,821,706
		Issued for cash	474,064	700,000
		Collection of previous year's subscription receivable	-	102,000
		Stock options exercised	2,454,000	1,255,700
		Issued on exercise of warrants	2,549,275	1,544,565

		Balance, August 31, 2003	80,191,542	39,423,971
		Issued for cash	1,477,050	2,250,000
		Issued for share subscription previously received	65,445	125,000
		Stock options exercised	730,000	346,500

		Balance, August 31, 2004	82,464,037	$42,145,471
		The Company had no share purchase warrants outstanding at August 31, 2004. A continuity of share purchase warrants for the year ending August 31, 2003 is as follows:

Balance,	-	-	-	Balance,	-		-
August 31,				August 31,	Exercise
2002	Exercised		Expired	2003		price	Expiry date

150,000	150,000		-	-		$0.70	October 9, 2002
2,362,275	2,237,275		125,000	-		0.60	September 5,
							2002
162,000	162,000		-	-		0.60	May 30, 2003

2,674,275	2,549,275		125,000	-	-	-	-

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2004, 2003 and 2002

7.	Share capital (continued):
	(b)	Issued common shares and warrants (continued):

On March 5, 2003, the Company completed a private placement subscription agreement with the Company's chairman and CEO for the purchase of between $1,500,000 to $3,000,000 worth of common shares of the Company in 24 separate monthly closings.  The purchase price of the common shares will be equal to the five day weighted average trading price for the last five consecutive trading days of each month immediately preceding the closing date.  Each closing was to be between $62,500 to $125,000.  As at August 31, 2004, the Company has issued in total 1,394,281 common shares and received $2,075,000 pursuant to this subscription agreement.  During the year ended August 31, 2004, in addition to the monthly private placements, the chairman and CEO also subscribed for an additional 622,278 common shares at $1.607 per share, resulting in gross proceeds of $1,000,000 to the Company.

	(c)	Stock options:

The Company has a stock option plan which is administered by the board of directors and options are granted at their discretion.  The number of shares reserved, set aside and available for issue under the plan should not exceed 8,109,132 or such greater number of shares as may be determined by the board and approved, if required, by the shareholders of the Company and by any relevant stock exchange or regulatory authority.  Options must expire no later than five years from the date such options are granted.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating directors, officers and employees of the Company and to closely align the personal interests of those directors, officers and employees with those of the shareholders.  Stock option activity during the three years ended August 31, 2004 was as follows:

			Number of shares	Weighted average price

		Outstanding, August 31, 2001	5,985,000	$ 0.53
		Granted	885,000	0.80
		Exercised	(1,756,000)	0.45
		Cancelled	(1,030,000)	0.72

		Outstanding, August 31, 2002	4,084,000	0.56
		Exercised	(2,454,000)	0.51
		Cancelled	(375,000)	0.79

		Outstanding, August 31, 2003	1,255,000	0.59
		Exercised	(730,000)	0.47

		Outstanding, August 31,2004	525,000	0.76

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2004, 2003 and 2002

7.	Share capital (continued):
	(c)	Stock options:
		At August 31, 2004, the following director and employee stock options were outstanding and exercisable:

		Number of common shares	Exercise price	Expiry date

		50,000	$ 0.50	January 19, 2005
		15,000	0.51	August 7, 2006
		400,000	0.79	May 3, 2007
		10,000	0.96	May 23, 2007
		50,000	0.83	June 20, 2007

		525,000

	(d)	Employee stock ownership plan:

On May 1, 2003, the Company established a non-leveraged employee stock ownership plan ("ESOP") for all eligible employees, consultants, and directors.  The Company matches 100 percent of participants' contributions up to 5 percent of the participants' salaries and 50 percent of participants' contributions between 5 percent and 30 percent of the participants' salaries.  All contributions fully vest immediately.  ESOP compensation expense for the year ended August 31, 2004 was $47,897 and is included in salaries and benefits expense.

	(e)	Escrow shares:

As of August 31, 2004, nil (2003 - nil; 2002 - 5,000,000) of the Company's issued and outstanding shares were held in escrow pursuant to an Escrow Agreement dated April 30, 2002 relating to the acquisition of Tanzam 2000 (note 3).  The escrowed shares were to be released upon the Company receiving a minimum gross amount of $3,000,000 from the sale of securities pursuant to one or more public financings or pursuant to the exercise of a pre-existing right to acquire securities of the Company before April 30, 2003.  The conditions were met and the shares were released from escrow during the year ended August 31, 2003.

8.	Related party transactions:

In addition, to related party transactions disclosed elsewhere in these consolidated financial statements, during the year ended August 31, 2004 $22,435, (2003 - $178,894; 2002 - $143,635) was paid or payable by the Company to certain directors and a former director for consulting fees.  Directors were paid $88,470 (2003 - $5,600) for director fees.

	Accounts and other receivables include $21,000 (2003 - nil) receivable from an entity related to a director.
	Accounts payable and accrued liabilities include $15,291 (2003 - $16,081) payable to certain directors and a former director for consulting fees.

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2004, 2003 and 2002

9.	Commitments:

The Company is committed to lease rental payments of $15,700 for the year ending August 31, 2005.  In addition, the Company is committed to property payments to maintain options in certain prospecting and mining option agreements (note 4).

10.	Subsequent events:
(a)

From September 1, 2004 to November 9, 2004, the Company entered into 28 new prospecting licenses.  Twelve of these represent renewals of past licenses.  Three require option payments totaling US$207,700 over eight years ($8,700 paid to date), and the remaining were acquired from the government with no option payments.

(b)

Subsequent to August 31, 2004, the Company entered into a new royalty agreement with Northern (note 4(l)) whereby Northern will be entitled to earn 100% of the Company's interest in three prospecting licences in the Tulawaka area.  Northern is required to make staged cash payments to the Company and incur certain exploration expenditures and complete drilling on a staged basis.  The Company retains a net smelter return royalty fluctuating between 0.5% and 2.0% depending on the price of gold.

(c) Subsequent to August 31, 2004, the Company issued 319,518 common shares, to the chairman and CEO of the Company for cash proceeds of $375,000.
(d)

On November 23, 2004, the Company was informed that Barrick intends to return to the Company its rights in respect of the prospecting licences covered by the Itetemia project (note 4(a)), and that BEAL intends to return its rights in respect of the two prospecting licences in Ushirombo (note 4(k)).  The Company plans to continue exploring these properties.

(e)

On January 13, 2005, the Company completed a private placement subscription agreement with the Company's Chairman and CEO for the purchase of an aggregate of $3,000,000 worth of common shares of the Company in eight separate quarterly tranches of $375,000 each.  The price to be paid per share on each quarterly closing shall be equal to the five day weighted average trading price of the Company's common shares for the last five consecutive trading days of each quarterly period immediately preceding such closing.  The initial quarterly period is to commence February 1, 2005.

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2004, 2003 and 2002

11.	Reconciliation between Canadian and United States generally accepted accounting principles:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").  A description of United States generally accepted accounting principles ("US GAAP") and rules prescribed by the United States Securities and Exchange Commission ("SEC") that result in material measurement differences from Canadian GAAP follows:

	(a)	Mineral property and deferred exploration cost:
Under Canadian GAAP, the Company capitalizes mineral property acquisition and exploration costs as described in note 2(e).

For US GAAP purposes, exploration and land use costs (including option payments) on mineral properties are expensed as incurred for US GAAP purposes, until commercially minable deposits are determined to exist within a particular property.  Property acquisition costs are capitalized as incurred and are subject to impairment analysis on occurrence of a triggering event, which is effectively a negative event that differs from the Company's original expectations made at the time of the acquisition.  During the year ended August 31, 2004, the Company determined that it had previously incorrectly applied its accounting policy for US GAAP purposes and had included property acquisition costs in the amounts to be expensed under US GAAP.  Such acquisition costs are now capitalized and will be amortized on a unit of production basis once production commences.  The correction of the error in the application of the Company's US GAAP accounting policy has been applied retroactively and has changed the amounts previously reported for US GAAP purposes as follows:  increased the mineral property and total assets amounts by $8,009,146, increased the future income tax liability and total liabilities by $515,159 and decreased the deficit by $7,493,987, all as at August 31, 2003; decreased the loss for the year ended August 31, 2003 by $416,854 or nil per share; and decreased the loss for the year ended August 31, 2002 by $7,077,133 or $0.12 per share.

For Canadian GAAP purposes, cash flows relating to mineral property exploration and land use costs are reported as investing activities in the consolidated statements of cash flows.  For US GAAP purposes, these costs would be characterized as operating activities in the consolidated statements of cash flows.

During the years ended August 31, 2003 and 2002, the Company wrote down mineral property and deferred exploration costs in its consolidated financial statements prepared in accordance with Canadian GAAP (note 4).  The mineral property exploration costs incurred would previously have been expensed for US GAAP and, as such, have been added back to loss from operations under US GAAP for the years ended August 31, 2003 and 2002.

	(b)	Income taxes:

As described in note 2(h), the Company follows the asset and liability method of accounting for income taxes.  This is consistent with the method used for US GAAP purposes.  However, differences to amounts recorded for future income taxes arise on the application of US GAAP to the financial statements due to the differences in accounting for mineral property exploration and land use costs under the different GAAPs.

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2004, 2003 and 2002

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(c)	Stock-based compensation:

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation on September 1, 2002.  Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") became effective for US GAAP purposes for fiscal years beginning after December 15, 1995.  The statement encourages entities to adopt a fair value methodology of accounting for all stock-based compensation.

As allowed by SFAS 123, the Company continues to follow the intrinsic value principles of APB Opinion 25, "Accounting for Stock Issued to Employees", in measuring compensation expense for employee options.  Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the measurement date, which is generally the grant date, over the amount an employee must pay to acquire the stock. The application of APB 25 resulted in compensation expense of $61,850 being recognized for stock-based compensation plans for employees prior to August 31, 2001, and no material expense for any of the other periods presented.

SFAS 123 requires the fair value of the stock options granted to non-employees to be expensed.  During the years ended August 31, 2004, 2003 and 2002, this expense was estimated using the Black-Scholes option-pricing model and the following weighted average assumptions:

		Years ended August 31,
		2004	2003	2002

	Expected dividend yield	-	-	Nil
	Expected stock price volatility	-	-	109%
	Risk-free interest rate	-	-	3.6%
	Expected life of options	-	-	2 years

The cumulative effect of stock options granted to non-employees for the period from implementation of SFAS 123 to August 31, 2001 would have been a $351,555 increase in the deficit and share capital and an expense for each of the years ended August 31, 2004, 2003 and 2002 of nil, nil and $41,523, respectively.

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2004, 2003 and 2002

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(c)	Stock-based compensation (continued):

With respect to escrowed shares, US GAAP generally considers escrowed shares to be a compensatory arrangement between the Company and the holder of the shares.  Accordingly, the difference between the market value of escrowed shares at the time the shares are eligible for release from escrow and the consideration paid or payable on the issue of the shares is recognized and charged to operations as compensation expense in the period the escrowed shares are eligible for release from escrow.

5,000,000 common shares of the Company held in escrow at August 31, 2002 became eligible for release during fiscal 2003 (note 7(e)).  Based on the market price at that time, $2,300,000 has been charged to operations for US GAAP purposes in 2003.  No charge was made or required under Canadian GAAP.

	(d)	Reconciliation:
The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balance sheets and statements of operations and cash flows is summarized as follows:
(i) Assets:

-	-	2004	2003
			(Restated -
			note 11(a))

Assets, under Canadian GAAP		$22,092,373	$21,424,565
Adjustment for mineral properties and deferred exploration
(note 11(a))		(11,844,150)	(10,663,300)

Assets, under US GAAP		$10,248,223	$10,761,265

(ii)	Liabilities:
-	-
-	-	2004	2003
			(Restated -
			note 11(a))

Liabilities, under Canadian GAAP		$794,237	$1,106,565
Adjustment for future income taxes (note 11(b))		(150,106)	(132,406)

Liabilities, under US GAAP		$644,131	$974,159

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2004, 2003 and 2002

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(d)	Reconciliation (continued):

-	2004	2003

Share capital, under Canadian GAAP	$42,145,471	$39,423,971
Adjustment for stock-based compensation for employees
(note 11(c))	61,850	61,850
Adjustment for stock-based compensation for non-
employees (note 11(c))	393,078	393,078
Adjustment for escrow shares (note 11(c))	2,300,000	2,300,000

Share capital, under US GAAP	$44,900,399	$42,178,899

(iv) Deficit:

	2004	2003
		(Restated -
		note 11(a))

Deficit, under Canadian GAAP	$(20,847,335)	$(19,230,971)
Adjustment for stock-based compensation for employees
(note 11(c))	(61,850)	(61,850)
Adjustment for stock-based compensation for non-
employees (note 11(c))	(393,078)	(393,078)
Adjustment for escrow shares (note 11(c))	(2,300,000)	(2,300,000)
Adjustment for mineral property exploration costs (note 11(a))	(11,844,150)	(10,663,300)
Adjustment for future income taxes (note 11(b))	150,106	132,406

Deficit, under US GAAP	$(35,296,307)	$(32,516,793)

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2004, 2003 and 2002

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(d)	Reconciliation (continued):
(v) Loss and loss per share:

	Years ended August 31,
	2004	2003	2002
		(Restated -	(Restated -
		note 11(a))	note 11(a))

Loss for the year, under Canadian GAAP	$(1,616,364)	$(3,014,778)	$(1,343,958)
Adjustment for mineral property
exploration costs (note 11(a))	(1,180,850)	(261,619)	(1,326,552)
Adjustment for future income taxes
(note 11(b))	17,700	118,582	13,824
Adjustment for stock-based compensation
for non-employees (note 11(c))	-	-	(41,523)
Adjustment for escrow shares (note 11(c))	-	(2,300,000)	-

Loss for the year, under US GAAP	$(2,779,514)	$(5,457,815)	$(2,698,209)

Basic and diluted loss per share, under
US GAAP	$(0.03)	$(0.07)	$(0.05)

Weighted average number of shares
outstanding	81,056,126	78,839,344	56,759,051

(vi) Cash flows:

-	Years ended August 31,
-	2004	2003	2002

Cash used in operating activities, under
Canadian GAAP	$(2,379,377)	$(2,046,233)	$(1,471,969)
Adjustment for mineral properties and
deferred exploration (note 11(a))	(1,180,850)	(1,151,327)	(1,370,148)

Cash used in operating activities, under
US GAAP	$(3,560,227)	$(3,197,560)	$(2,842,117)

Cash used in investing activities, under
Canadian GAAP	$(699,747)	$(2,158,232)	$(1,140,097)
Adjustment for mineral properties and
deferred exploration (note 11(a))	1,180,850	1,151,327	1,370,148

Cash provided by (used in) investing
activities, under US GAAP	$481,103	$(1,006,905)	$230,051

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2004, 2003 and 2002

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(e)	Recent pronouncements:

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150").  SFAS 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements.  SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003.  The adoption of SFAS 150 has not had a material affect on the Company's consolidated financial statements.

In addition, the FASB and Emerging Issues Task Force ("EITF") have issued a variety of interpretations including the following interpretations with wide applicability:

  Financial Interpretation No. 46 ("FIN 46R"), "Consolidation of Variable Interest Entities", which addresses the consolidation of variable interest entities (formerly referred to as "Special-Purpose Entities").  The Interpretation is generally effect for interim or annual periods ending after March 15, 2004.

  November 2002, the EITF reached a consensus on Issue 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21").  This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time.  EITF 00-21 guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003

To date, the adoption of FIN 46 and EITF 00-21 has not impacted the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which replaces FASB's SFAS No. 123, "Accounting for Stock-Based Compensation", and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees".  SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions).  That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period).  No compensation cost is recognized for equity instruments for which employees do not render the requisite service.  Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met; those conditions are much the same as the related conditions in SFAS No. 123.  SFAS No. 123R will be effective for the Company commencing September 1, 2005.  The Company does not expect the adoption of SFAS No. 123R to have a material effect on its consolidated financial statements as the Company presently has a policy of not granting stock options.

Item 18.

Financial Statements

Not Applicable.

Item 19.

Exhibits

(a)

Exhibits

(4)(a)

-

Option Agreement dated September 7, 2004 between the Company and Northern Mining Explorations Ltd.

Subscription Agreement dated January 13, 2005 between the Company and James E. Sinclair.

12.1

Certification of the Principal Executive Officer under the Sarbanes-Oxley Act

12.2

Certification of the Principal Financial Officer under the Sarbanes-Oxley Act

13.

Certificate under section 906.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated:

January 17, 2005

TAN RANGE EXPLORATION CORPORATION

By:

"James E. Sinclair"

James E. Sinclair,

Chairman and Chief Executive Officer

EXHIBIT 12.1

CERTIFICATIONS

I, James E. Sinclair, certify that:

1.

I have reviewed this annual report on Form 20-F of Tan Range Exploration Corporation;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Omitted;

(c)

Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5.

The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date:  January 17, 2005

"James E. Sinclair"

James E. Sinclair,

Chairman and Chief Executive Officer

(Principal Executive Officer)

EXHIBIT 12.2

CERTIFICATION

I, Victoria Luis, certify that:

1.

I have reviewed this annual report on Form 20-F of Tan Range Exploration Corporation;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Omitted;

(c)

Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5.

The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date:  January 17, 2005

"Victoria Luis"

Victoria Luis,

Chief Financial Officer and Secretary

(Principal Financial Officer)

Exhibit 13

CERTIFICATION

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF

TITLE 18,UNITED STATES CODE)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of Title 18, United States Code), each of the undersigned officers of Tan Range Exploration Corporation (the "Company"), does hereby certify with respect to the Annual Report of the Company on Form 20-F for the year ended August 31, 2004 as filed with the Securities and Exchange Commission (the "Form 20-F") that, to the best of their knowledge:

(1)

the Form 20-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:  January 17, 2005

"James E. Sinclair"

James E. Sinclair,

Chairman and Chief Executive Officer

(Principal Executive Officer)

"Victoria Luis"

Victoria Luis,

Chief Financial Officer and Secretary

(Principal Financial Officer)