Form 20-F
TAN RANGE EXPLORATION CORP
filed 2005-12-01
CIK 1173643

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

The number of outstanding Common Shares as of August 31, 2005 was 84,776,054.

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

Capitalization and Indebtedness

8

C.

Reasons for the Offer and Use of Proceeds

8

D.

Risk Factors

8

Item 4.

Information on the Company

11

A.

History and Development of the Company

11

B.

Business Overview

15

Plan of Operations

15

Governmental Regulations

17

C.

Organization Structure

18

D.

Property, Plant and Equipment

18

Itetemia Property

18

Luhala Property

26

Lunguya Project Area

31

Tulawaka Project Area

34

Lake Victoria Goldfield Properties

36

Item 5.

Operating and Financial Review and Prospects

46

A.

Operating Results

46

B.

Liquidity and Capital Resources

48

C.

Research and Development, Patents and License, etc.

49

D.

Trend Information

49

E.

Off Balance Sheet Arrangements

50

F.

Tabular Disclosure of Contractual Obligations

50

Item 6.

Directors, Senior Management and Employees

50

A.

Directors and Senior Management

50

B.

Compensation

55

C.

Board Practices

56

D.

Employees

57

E.

Share Ownership

57

Item 7.

Major Shareholders and Related Party Transactions

58

A.

Major Shareholders

58

B.

Related Party Transactions

59

- ii -

C.

Interest of Experts and Counsel

60

Item 8.

Financial Statements

60

A.

Consolidated Statements and Other Financial Information

60

B.

Significant Changes

61

Item 9.

The Offering and Listing

61

A.

Offering and Listing Details

61

B.

Plan of Distribution

62

C.

Markets

62

D.

Selling Shareholders

62

E.

Dilution

62

F.

Expenses of the Issue

63

Item 10.

Additional Information

63

A.

Share Capital

63

B.

Articles of Association and Bylaws

64

C.

Material Contracts

65

D.

Exchange Controls

66

E.

Taxation

68

F.

Dividends and Paying Agents

75

G.

Statement by Experts

75

H.

Documents on Display

75

I.

Subsidiary Information

75

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

75

Item 12.

Description of Securities Other than Equity Securities

76

Part II

76

Item 13.

Defaults, Dividend Arrearages and Delinquencies

76

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

77

Item 15.

Controls and Procedures

77

Item 16.

[Reserved]

77

Item 16 A.

Audit Committee Financial Expert

77

Item 16 B.

Code of Ethics

77

Item 16 C.

Principal Accountant Fees and Services

77

Item 16 D.

Exemptions from the Listing Standards for Audit Committees

77

Item 16 E.

Purchase of Equity Securities by the Issuer and Affiliated Purchasers

77

Part III

78

Item 17.

Financial Statements

78

Item 18.

Financial Statements

78

Item 19.

Exhibits

78

Cautionary Note to U.S. Investors Concerning Estimates of Measured
and Indicated Mineral Resources

The Company advises U.S. Investors that while the terms “measured mineral resources” and “indicated mineral resources” (see: “Glossary of Technical Terms – Canadian Terminology” herein) are recognized and required by Canadian securities regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into mineral reserves.

Currency

All references to dollar amounts are expressed in the lawful currency of Canada, unless otherwise specifically stated.

Foreign Private Issuer Filings

As a foreign private issuer registered under section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”), the Company is subject to section 13 of the Exchange Act, and is required to file Annual Reports on Form 20-F and Reports of Foreign Private Issuer on Form 6-K with the Commission.  However, the Company is exempt from the proxy rules under section 14 of the Exchange Act, and the short-swing profit rules under section 16 of the Exchange Act.

Glossary of Technical Terms

Ag	The elemental symbol for silver.
alteration	Usually referring to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.
andesite	Volcanic rock, low in quartz content, generally fine grained and moderately dark coloured.
anomalous	A value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.
anomaly	Any concentration of metal noticeably above or below the average background concentration.
assay	An analysis to determine the presence, absence or quantity of one or more components.
Au	The elemental symbol for gold.
background	Traces of elements found in sediments, soils, and plant material that are unrelated to any mineralization and which come from the weathering of the natural constituents of the rocks.
BLEG	Acronym for “bulk leach extractable gold” sampling.
chalcedony	Very fine crystalline quartz which may be massive or banded (agate).
chalcopyrite	Copper sulfide mineral.
Cretaceous	The geologic period extending from 135 million to 63 million years ago.
Cu	The elemental symbol for copper.
dyke	A tabular body of igneous rock that has been injected while molten into a fissure.
epidote	Calcium, aluminum, iron silicate mineral commonly occurring in hydrothermally altered carbonate-bearing rocks.
fault	A fracture in a rock where there has been displacement of the two sides.
Fe	The elemental symbol for iron.
fracture	Breaks in a rock, usually due to intensive folding or faulting.
gossan	Decomposed rock or vein material of reddish or rusty colour resulting from oxidized pyrites.
grab sample	A sample of selected rock chips collected at random from within a restricted area of interest.
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

propylitic	A rock alteration assemblage comprising calcite, epidote, chlorite, pyrite and other minerals, found typically in the periphery of a hydrothermal system.
pyrrhotite	A bronze coloured mineral of metallic lustre that consists of ferrous sulfide and is attracted by a magnet.
pyrite	Iron sulfide mineral.
quartz	Silica or SiO2, a common constituent of veins, especially those containing gold and silver mineralization.

RAB	Rotary air blast drilling.
RC	Reverse circulation diamond drilling.
reef	A geological formation or mineral within defined boundaries separating it from the adjoining rocks.
Sb	The elemental symbol for antimony (stibnite).
silicification	Replacement of the constituent of a rock by quartz.
test pits	Shallow holes dug at spots along the strike of any mineralization or, if it is disseminated, anywhere in the area where the shallow holes might reach mineralized bedrock.
ton	Imperial measurement of weight equivalent to 2,000 pounds (sometimes called a “short ton”).
tonne	Metric measurement of weight equivalent to 1,000 kilograms (or 2,204.6 pounds).
tuff	A rock comprised of fine fragments and ash particles ejected from a volcanic vent.
veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.
Zn	The elemental symbol for zinc.

Canadian Terminology

The following terms are used in the Company’s technical reports to describe its mineral properties and have been used in this Annual Report (see: “Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Mineral Resources” at page 1 hereof).  These definitions have been published by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Counsel on August 20, 2000, and have been approved for use by Canadian reporting issuers by the Canadian Securities Administrators under National Instrument 43-101, “Standards of Disclosure for Mineral Projects”:

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

mineral reserve

A mineral reserve is the economically mineable part of a Measured or Indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of the reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.  Mineral resources are sub-divided in order of increasing confidence into “probable” and “proven” mineral reserves.  A probable mineral reserve has a lower level of confidence than a proven mineral reserve.  The term “mineral reserve” does not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received.  It does signify that there are reasonable expectations of such approvals.

mineral resource

The estimated quantity and grade of mineralization that is of potential economic merit.  A resource estimate does not require specific mining, metallurgical, environmental, price and cost data, but the nature and continuity or mineralization must be understood.  Mineral resources are sub-divided in order of increasing geological confidence into “inferred”, “indicated”, and “measured” categories.  An inferred mineral resource has a lower level of confidence than that applied to an indicated mineral resource.  An indicated mineral resource has a higher level of confidence than an inferred mineral resource, but has a lower level of confidence than a measured mineral resource.  A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction.

Part I

Item 1.

Identity of Directors, Senior Management and Advisors

A.

Directors and Senior Management:

Not Applicable.

B.

Advisers

Not Applicable.

Item 2.

Offer Statistics and Expected Timetable

Not Applicable.

Item 3.

Key Information

A.

Selected Financial Data

The following tables set forth and summarize selected consolidated financial data for the Company prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). For each of the last five fiscal years, the tables also summarize certain corresponding information prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).  Canadian GAAP, as applied to the Company, materially differs from U.S. GAAP, as set forth in Note 11 to the consolidated financial statements of the Company.  Unless stated otherwise, reference to dollar amounts shall mean Canadian dollars.

For each of the years in the five year period ended August 31, 2005, the information in the tables was extracted from the more detailed audited financial statements of the Company.

The selected financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and in conjunction with the consolidated financial statements of the Company and the notes thereto contained elsewhere in this Annual Report.  The Company’s fiscal period ends on August 31 of each year.

The following is a summary of certain selected financial information for the Company’s five most recently completed fiscal years (in Canadian dollars, except number of shares):

Canadian GAAP
For the Fiscal Year ended August 31,
	2005	2004	2003	2002	2001
Operations:

Revenues	$ --	$ --	$ --	$ --	$ --

Net loss	(2,931,063)	(1,616,364)	(3,014,778)	(1,343,958)	(792,773)

Basic and diluted loss per share	(0.04)	(0.02)	(0.04)	(0.02)	(0.02)

Balance sheet:

Working Capital	1,388,906	1,918,901	2,092,912	1,921,418	2,186,371

Total Assets	22,257,683	22,092,373	21,424,565	20,912,060	12,439,780

Net Assets	21,875,226	21,298,136	20,318,000	19,605,513	11,874,926

Share Capital	44,839,796	42,145,471	39,423,971	35,821,706	26,747,161

Number of Shares	84,776,054	82,464,037	80,191,542	74,714,203	50,760,978

Deficit	(23,778,398)	(20,847,335)	(19,230,971)	(16,216,193)	(14,872,235)

U.S. GAAP
	2005	2004	2003 (restated)	2002 (restated)	2001
Operations:

Revenues	$ --	$ --	$ --	$ --	$ --

Net loss	(3,610,911)	(2,779,514)	(5,457,815)	(2,698,204)	(3,157,571)

Basic and diluted loss per share	(0.04)	(0.03)	(0.07)	(0.05)	(0.07)

Balance sheet:

Working Capital	1,388,906	1,918,901	2,092,912	1,921,418	2,186,371

Total Assets	9,883,791	10,248,223	10,761,265	10,510,379	3,364,651

Net Assets	9,501,334	9,604,092	9,787,106	9,217,656	2,799,797

Share Capital	48,408,552	44,900,399	42,178,899	36,276,634	27,160,566

Number of Shares	84,776,054	82,464,037	80,191,542	74,714,203	50,760,978

Deficit	(38,907,218)	(35,296,307)	(32,516,793)	(27,058,978)	(24,360,769)

Exchange Rates

The Company’s accounts are maintained in Canadian dollars.  In this Annual Report, all dollar amounts are expressed in Canadian dollars, except where otherwise indicated.  The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars (“CDN”) and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1):

Year Ended: August 31	Average	Period End	High	Low
2001	1.5283	1.5455	1.5822	1.4680
2002	1.5724	1.5591	1.6190	1.5024
2003	1.4819	1.3865	1.5991	1.3305
2004	1.3015	1.2034	1.4003	1.1714
2005	1.2321	1.1893	1.3071	1.1775

The following table sets forth the high and low exchange rate for the past six months.  As of August 31, 2005, the exchange rate was CDN $1.1893 for each US$1.

Month	High	Low
May 2005	1.2703	1.2373
June 2005	1.2554	1.2256
July 2005	1.2437	1.2048
August 2005	1.2178	1.1888
September 2005	1.1936	1.1588
October 2005	1.1923	1.1629

B.

Capitalization and Indebtedness

Not Applicable.

C.

Reasons for the Offer and Use of Proceeds

Not Applicable.

D.

Risk Factors

In addition to other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business.  This Annual Report contains forward-looking statements that involve risk and uncertainties.  The Company’s actual results may differ materially from the results discussed in the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Annual Report.  The management of the Company have identified the following risk factors, listed in the view of management in order from most significant to least significant:

We have incurred net losses since our inception and expect losses to continue.  We have not been profitable since our inception.  For the fiscal year ended August 31, 2005, we had a net loss of $2,931,063 and an accumulated deficit on August 31, 2005 of $23,778,398.  The Company has not generated revenues from operations during fiscal year 2005 and does not expect to generate revenues from operations until one or more of its properties are placed in production. There is a risk that none of the Company’s properties will be placed in production, and that the Company’s operations will not be profitable in the future.

Our exploration activities are highly speculative and involve substantial risks.  All of the Company’s properties are in the exploration stage and no proven mineral reserves have been established.  The Company’s exploration work may not result in the discovery of mineable deposits of ore in a commercially economical manner.  There may be limited availability of water, which is essential to milling operations, and interruptions may be caused by adverse weather conditions.  The Company’s operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls.  The Company’s exploration activities are subject to substantial hazards, some of which are not insurable or may not be insured for economic reasons.

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

We have uninsurable risks.  We may be subject to unforeseen hazards such as unusual or unexpected formations and other conditions.  The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  The payment of such liabilities may have a material, adverse effect on the Company’s financial position.

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

We are subject to the volatility of metal and mineral prices.  The economics of developing metal and mineral properties are affected by many factors beyond our control including, without limitation, the cost of operations, variations in the grade ore or resource mined, and the price of such resources.  The market prices of the metals for which we are exploring are highly speculative and volatile.  Depending on the price of gold or other resources, the Company may determine that it is impractical to commence or continue commercial production.  The price of gold has fluctuated widely in recent years.  The price of gold and other metals and minerals may not remain stable, and such prices may not be at levels that will make it feasible to continue the Company’s exploration activities, or commence or continue commercial production.

Our business activities are conducted in Tanzania.  Our mineral exploration activities in Tanzania may be affected in varying degrees by political stability and government regulations relating to the mining industry and foreign investment in that country.  The government of Tanzania may institute regulatory policies that adversely affect the exploration and development (if any) of the Company’s properties.  Any changes in regulations or shifts in political conditions in this country are beyond the control of the Company and may adversely affect its business.  Investors should assess the political and regulatory risks related to the Company’s foreign country investments.  Our operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.

We may not have clear title to our properties.  Acquisition of title to mineral properties is a very detailed and time-consuming process, and the Company’s title to its properties may be affected by prior unregistered agreements or transfers, or undetected defects.  Several of the Company’s prospecting licenses are currently subject to renewal by the Ministry of Energy and Minerals of Tanzania.  In result, there is a risk that we may not have clear title to all our mineral property interests, or they may be subject to challenge or impugned in the future.

We have requirements for and there is an uncertainty of access to additional capital.  At August 31, 2005, the Company had cash of  $1,395,468 and working capital of $1,388,906.  The Company will continue to incur exploration costs to fund its plan of operations and intends to fund its plan of operations from working capital and equity subscriptions from the Company’s Chairman and C.E.O.  Ultimately, the Company’s ability to continue its exploration activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing agreements or some combination of these or other means.

We have no cash flow from operations and depend on equity financing for our operations. The Company’s current operations do not generate any cash flow.  Any work on the Company’s properties may require additional equity financing.  If the Company seeks funding from existing or new joint venture partners, its project interests will be diluted.  If the Company seeks additional equity financing, the issuance of additional shares will dilute the current interests of the Company’s current shareholders.  We may not be able to obtain additional funding to allow the Company to fulfill its obligations on existing exploration properties.  Our failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible partial or total loss of the Company’s potential interest in certain properties or dilution of the Company’s interest in certain properties.

Conflicts of interest may arise among our board of directors.  Marek J. Kreczmer, Ulrich E. Rath,   Anton Esterhuizen and Norman Betts, directors of the Company, are also directors, officers, or shareholders of other companies that are similarly engaged in the business of acquiring, developing, and exploiting natural resource properties.  Mr. Kreczmer became a Director and President of Northwestern Mineral Ventures Inc. as of October 14, 2005.  He is a director of Golden Patriot Mining Inc., a Canadian company exploring for minerals in India. Mr. Kreczmer is also a Director of  Soho Resources Corp., a Canadian company exploring for minerals in Mexico, and a Director of Northern Canadian Minerals Inc., a Canadian company exploring for minerals in Canada.  Mr. Rath is the President and CEO and a director of Chariot Resources Ltd., a Canadian company exploring for minerals in Peru.  Mr. Esterhuizen is the Managing Director of Pangea Exploration (Pty.) Ltd., a South African company exploring for minerals in Africa and South America.  Dr. Betts is a director of Slam Exploration Inc., a Canadian company exploring for minerals in the Provinces of Ontario and New Brunswick in Canada. Such associations may give rise to conflicts of interest from time to time if the Company were to enter into negotiations to acquire an interest in a mineral project in which their other companies hold an interest, or the Company were to enter into negotiations to sell or joint venture an interest in its mineral properties to any of these companies.  The directors of the Company are required to act honestly and in good faith with a view to the best interests of the Company and disclose any interest which they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.

Penny stock rules may make it more difficult to trade the Company’s common shares.  The Securities and Exchange Commission has adopted regulations which generally define a “penny stock” to be any equity security that has a market price, as defined, less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions.  Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as, institutions with assets in excess of US$5,000,000 or an individual with net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with his or her spouse. For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser’s written agreement of the transaction prior to the sale.  Consequently, the rule may affect the ability of broker-dealers to sell our securities and also affect the ability of our investors to sell their shares in the secondary market.

Failure to Maintain Effective Internal Controls Could Have a Material Adverse Effect on Our Operations.  We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our Independent Auditors addressing these assessments. During the course of our testing we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.

Item 4.

Information on the Company

A.

History and Development of the Company

The Company was originally incorporated under the corporate name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta).  The name was changed to “Tan Range Exploration Corporation” on August 13, 1991.  The Company was registered in the Province of British Columbia as an extra provincial company under the Company Act (British Columbia) on August 5, 1994 however, in 2004 the Company did not maintain its extra provincial registration in the Province of British Columbia  since the principal executive office and its executive personnel are located in Sharon, Connecticut.

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

As an Alberta corporation, the Company is subject to certain rules and regulation issued by Canadian securities administrators.  The Company files this Annual Report as its Annual Information Form (AIF) with the British Columbia, Alberta and Ontario Securities Commissions via the System for Electronic Document Analysis and Retrieval (“SEDAR”).  Under the AIF, the Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes its properties utilizing mining terminology such as “measured mineral resources” and “indicated mineral resources” that are required by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).  For clarification, the Company has no properties that contain “reserves” as defined by either the SEC or Canadian regulations, and is providing the following information on inferred mineral resources, in part,  in order to meet its requirements under National Instrument 43-101 adopted by the Canadian securities administrators.  U.S. investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves.

The Company’s Itetemia concession is our most advanced property (the “Itetemia Property”).  This property contains an inferred mineral resource of 500,000 tonnes grading 7 g/t gold, using a 2 g/t gold cut-off.

The Itetemia Property consists of seven (7)  contiguous prospecting licenses.  One concession is subject to a 3% net smelter royalty.  The Company has a 90% interest in another of the concessions, which concession is subject to a 2% royalty interest.

In November 2004, Barrick advised the Company that it was returning the Itetemia properties which were covered by an option and joint venture agreement dated May 31, 1999 as amended April 24, 2001 between the Company and Barrick Gold Corporation (“Barrick”), Barrick was granted the exclusive option to earn an undivided 60% interest in the Itetemia Project.  In exchange for the option, Barrick agreed to provide funding to the Company totalling $4,000,000, which has been completed.  The Company will now explore the properties further itself or enter into a new joint venture agreement with another mining company.

The Company’s Luhala property, also located in Tanzania, consists of ten (10) contiguous prospecting licenses.

The Luhala property was the focus of an exploration program under an option agreement dated April 25, 1999 with Newmont Overseas Exploration Limited (“Newmont”).  This property contains an inferred mineral resource of 9,390,000 tonnes, averaging 1.0 g/t gold, using a 0.5 g/t gold cut-off.  Newmont terminated their option on the property during the year 2000, and the Company is now exploring the property further itself.

During the fiscal year ended 2003, the Company also discovered three new gold occurrences on the Kigosi Property (forming a part of the Company’s Lake Victoria Goldfield Properties held through Tanzam).  Two of the three occurrences are located at the north end of a three kilometre long northwest trending structure that may be responsible for concentrating the mineralization reported at the northern and southern limits of this prominent geological feature (see: “Lake Victoria Goldfield Properties” below for further details).  At the present time the Company is exploring 141 mineral resource properties in the Lake Victoria Greenstone Belts region of

Tanzania.  The Company currently has royalty agreements with three industry partners covering 34 prospecting licences; two of these prospecting licences are under agreement with Barrick Gold Corporation; 15 prospecting licences with Ashanti Goldfields Limited; and 17 prospecting licenses with Northern Mining Explorations.

Significant Acquisitions and Significant Dispositions

The Company’s principal capital expenditures and divestitures (including interests in other companies and amounts invested) for the last three fiscal years are described as follows:

Fiscal Year Ended August 31, 2003

The Company’s exploration work for the 2002 fiscal year and up to February 28, 2003 identified two gold-bearing mineralized quartz reefs on the Lunguya Property, located in the Lake Victoria Goldfields area of Tanzania (the “Lunguya Property”), ranging in thickness from 1.3 metres and extending for at least 350 metres along strike.  The two structures, designated as the East and West reefs, are about 50 feet apart and are roughly parallel to the mafic-granite contact (see: “Lunguya Property” under Item 4D for further details).

The Company also discovered three new gold occurrences on the Kigosi Property (forming a part of the Company’s Lake Victoria Goldfield Properties held through Tanzam).  Two of the three occurrences are located at the north end of a three kilometre long northwest trending structure that may be responsible for concentrating the mineralization reported at the northern and southern limits of this prominent geological feature (see: “Lake Victoria Goldfield Properties” below for further details).

The Company has also signed royalty and option agreements on nine (9) prospecting licenses in the Lake Victoria goldfields area of Tanzania with Northern Mining Explorations/Explorations Minieres du Nord (“MDN”).  In December 2003 MDN returned one of the subject prospecting licenses to the Company and in December 2004, MDN returned another of the subject prospecting licenses to the Company.  There are currently 11 licensees subject to this agreement.  Under the agreements, MDN holds the right to earn 100% of the Company’s underlying interest in the licenses for an up-front cash payment of US$80,000, plus US$1.8 million in option payments and US$1.5 million in property expenditures over the five year life of the agreements.  MDN must also complete a feasibility study and make a production decision by December 31, 2008 and achieve production within 18 months or be subject to cash penalties in lieu of royalty payments.  The Company retains the right to escalating net smelter royalties on commercial production that are tied to the price of gold and range from 0.5% below US$250 per ounce to a maximum of 2% at US$380 per ounce.  The first year’s commitments call for option payments of US$160,000 and an exploration expenditures of US$200,000.

In July, 2003, the Company closed royalty agreements with Ashanti Goldfields Company Limited (“Ashanti”) on nine (9) (and now 15) prospecting licenses of the Company in the Kigosi property area (also forming a part of the Company’s Lake Victoria Goldfield Properties held through Tanzam).  Under the terms of these royalty agreements, Ashanti has the right to earn 100% of the Company’s underlying interests in the subject prospecting licenses, for staged cash payments totalling US$200,000 in the first year, plus minimum cash payments of US$930,000 over the remaining life of the five year agreement.  Ashanti must also incur aggregate property expenditures of US$800,000 in the first two years of the agreements of which US$300,000 must be expended in the first year.  In years three, four, and five of the agreements, Ashanti must complete 6,000, 8,000, and 10,000 metres of diamond drilling, respectively.  Ashanti and the Company have verbally agreed to a delay in some of these payments pending the conversion of a six month access permit to a twelve month access permit.

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

Fiscal Year Ended August 31, 2004

During the fiscal year ended August 31, 2004, the Company’s exploration office in Tanzania formed a new section called the “Regional Studies Group” whose mandate is to acquire new ground, based on geologically sound research.  The primary objective in forming this group is to upgrade the Company’s property position in Tanzania for further exploration. Three new project areas within the Lake Victoria greenstone gold belts have been chosen to date and the Company’s land position now totals 121 prospecting licenses, covering an area of approximately 8,200 square kilometres.  One license in the Biharamulo North Project Area was returned to its owner during the year, but was written off in the previous fiscal year.

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

A significant reorganization was undertaken at the Tanzam corporate office in Dar es Salaam during the period.  Virtually all of the administrative activities associated with Tanzam and Tancan are now being handled by the office in Dar es Salaam, where some of the Company’s most skilled and experienced personnel reside.

For the year ended August 31, 2004, the Company incurred $1,180,850 (net)  for exploration on existing properties.

Fiscal Year Ended August 31, 2005

In September 2004 the Company signed another option and royalty agreement with Northern Mining Explorations/Explorations Minieres du Nord (“MDN”) on three (3) prospecting licences (which have now been divided into 6) in the Lake Victoria Greenstone Belt.  Under the agreement, MDN holds the right to acquire 100% of the Company’s underlying interests in the licenses for staged cash payments totalling US$35,000 in the first year plus minimum payments of US$415,000 over the remaining life of the 5 year agreement.  MDN must also incur aggregate property expenditures of US$75,000 before the second anniversary.  In years 3, 4 and 5, MDN must complete 500, 700 and 12,000 meters of diamond drilling respectively.  The agreement also calls for MDN to complete a Bankable Feasibility Study and positive Production Decision on or before the 5th anniversary of the effective date of the agreement.  MDN is liable for cash penalties should gold output at production not reach a minimum annual threshold of 50,000 ounces per annum.

The Company retains the right to escalating net smelter royalties in commercial production that are tied to the price of gold, and range from 0.5% below US$250 per ounce to a maximum of 2% at US$380 per ounce.

Exploration activity throughout fiscal 2005 consisted of programs carried out on several of the Company’s Lake Victoria Greenstone Belt Properties in Tanzania.

In April 2005 the RC/RAB drill rig purchased by the Company was delivered and drilling commenced shortly thereafter.

Also during fiscal 2005, the Company acquired additional prospecting licenses, including 7 licenses covering an area of  4,434 sq.km. in the Kabanga Nickel region.

For the year ended August 31, 2005, the Company reported a net loss of $2,931,063.  A total of $1,629,932 of mineral properties and deferred exploration expenses was written off relating to abandoned mineral properties.  During the year the Company purchased a drill rig and entered into a capital lease with respect to the drill  rig.   The Company’s total capital lease obligation as at August 31, 2005 is $209,645.  The Company incurred deferred exploration expenditures of $1,515,911 (net) during the year ended August 31, 2005.

B.

Business Overview

The Company is a natural resource company, which since its incorporation has engaged in the acquisition of interests in and the exploration of natural resource properties.  The Company commits its own resources to the initial evaluation of mineral properties and in select situations, if and when warranted, the Company will enter into joint venture agreements with other corporations to further the exploration of such properties, in exchange for annual rental/option payments and post-production royalty payments.  At present, the Company’s natural resource activities do not generate any income from production.

The Company’s general area of interest has been in the exploration of gold properties in regional East Africa.  The Company has explored gold properties in Ethiopia, Tanzania, Zambia, Swaziland and South Africa. At the present time, the Company is exploring 141 mineral resource properties in the Lake Victoria Greenstone Belt and Kabanga regions of Tanzania.  Tanzania remains the prime focus of the Company’s activities.  Other corporations, including Barrick Gold Corporation (“Barrick”), Ashanti Goldfields Limited (“Ashanti Goldfields”), Northern Mining Explorations, and Newmont Overseas Exploration Corporation have funded most of the work on the Company’s properties in this area since 1999 under option arrangements, with the exception of properties explored by subsidiary company Tanzania American International Development Corporation 2000 Limited (“Tanzam”) which were privately funded.  The Company currently has joint venture and royalty agreements with its three industry partners covering a total of 34 prospecting licences: 2 with Barrick, 15 with Ashanti Goldfields, and 17 with Northern Mining Explorations.

In the Company’s view, this joint venture and royalty strategy offers investors leverage to gold prices with lower risk and shareholder dilution.  Future production royalties from any producing properties discovered by the Company’s joint venture partners would provide the Company with a direct interest in the mine’s cash flow, with exposure to any benefits from new discoveries and production growth, but without the capital obligations, and environmental and social liabilities, associated with direct ownership.

Plan of Operations

Exploration Activities

All of the properties in which the Company holds an interest are in the exploration stage only.  Mineral exploration and development involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration activities will result in any discoveries of commercial bodies of ore.  The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the control of the Company.

By way of general description of the Company’s operating activities, the Company’s business operations involve using known or published geological and geophysical data to locate mineral resource properties meriting further exploration or development.  Once identified, the Company must stake and apply for registration to title of the mineral properties, or negotiate the acquisition of such properties from any third party owners.  Upon registration or acquisition of title, the Company then designs a program of preliminary exploration which can involve grid mapping, geophysical and magnetic surveying, geochemical surveying, geological sampling, grab sampling, assaying and other forms of prospecting as circumstances may require.  Based on the preliminary results, mineral properties are ranked according to merit for further exploration work, which may involve further mapping, more detailed geophysical and geochemical surveying, and trenching to identify potential drill targets.  If mineralization is indicated which merits further investigation, drill targets are selected, and a diamond drilling program for underground sampling and assaying will commence.

Based on the drilling program results, the Company will develop models of the underlying geology and mineralized zones for more detailed testing.  After further drilling, some mineralized zones may be classified as inferred or indicated mineral resources.  With sufficient infill drilling, these inferred or indicated mineral resources can be confirmed as a measured mineral resource, upon which a pre-feasibility study can be prepared by a qualified, independent mining engineer or geologist to determine whether mining activities are economic in the circumstances of the particular property.  A pre-feasibility study must be completed under the requirements of National Instrument 43-101 in Canada in order for mineral reserves to be designated.  A final or bankable feasibility study must be completed for the designation of reserves under the SEC’s Industry Guide 7.  If the bankable feasibility study is favorable, the Company can then use the feasibility study to seek out the necessary financing from a merchant banker or other financial institution for mine construction and development. A further mine feasibility study would be prepared to confirm the appropriate mining method based on the metallurgical studies of the ore, and to develop a mining plan.

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

During 2005 fiscal year, the Company continued evaluation of all prospecting licenses in its portfolio with a view of offering some of them for royalty agreements to other mining companies.  The evaluation of their potential comprises geological mapping, soil sampling and geophysical interpretations.  Currently, prospecting licenses which have potential diamond targets are being prospected using ground magnetic surveys, followed by loam sampling and analysis for indicator minerals.

The Company  continued its efforts for the “farming-out” of identified properties for royalty agreements with other mining companies, and continue to examine and review other exploration opportunities in Tanzania.

Exploration

The Company’s principal exploration properties are currently all located in the United Republic of Tanzania, Africa.  The government of Tanzania is a stable, multi-party democracy.  Mineral exploration in Tanzania is affected by local climatic, political, and economic conditions.  The Company’s properties have year round access, although seasonal winter rains from December to March may result in flooding in low lying areas, which are dominated by mbuga (black organic rich laustrine flood soils).  Further, most lowland areas are under active cultivation for corn, rice, beans and mixed crops by subsistence farmers.  As a result, the area has been deforested by local agricultural practices for many years.  The seasonal rains and deforested areas can create a muddy bog in some areas, which can make access more difficult, and could impede or even prevent the transport of heavy equipment to the Company’s mineral properties at certain times of the year between December to March.

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

Governmental Regulations

The Company’s mineral interests in Tanzania are initially held under prospecting licenses granted pursuant to the Mining Act, 1998 (Tanzania) for a period of up to three years, and are renewable two times for a period of up to two years each.  We must pay annual rental fees for our prospecting licenses based on the total area of the license measured in square kilometres, multiplied by US$20.00 per sq. km.  There is also an initial one-time “preparation fee” of US$200.00 per license.  Upon renewal, we pay a renewal fee of US$200.00 per license.  Renewals of our prospecting licenses can take many months and even years to process by the regulatory authority in Tanzania.

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

In July 1999, environmental management and protection regulations under the Mining Act, 1998 (Tanzania) came into force.  An environmental impact statement and an environmental management plan must accompany special mining license, mining license and gemstone mining license applications for mineral rights.  In addition to the establishment of environmental regulations, the Tanzanian Government has improved management procedures for effective monitoring and enforcement of these regulations by strengthening the institutional capacity, especially in the field offices.  The Government has provided rules for the creation of reclamation funds to reinstate land to alternative uses after mining and it has developed guidelines for mining in restricted areas, such as forest reserves, national parks, sources of water and other designated areas.  These regulations have not had any material adverse effect on the Company’s operations, which are exploration in nature at this time.

C.

Organization Structure

The Company has the following six subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage &Type of Securities Owned or Controlled by Company
		Voting Securities Held	Non-Voting Securities
Dia Consult Limited	Republic of Tanzania, Africa	100% (common)	n/a
Itetemia Mining Company Limited(1)	Republic of Tanzania, Africa	90% (common)	n/a
Lunguya Mining Company Ltd. (2)	Republic of Tanzania, Africa	60% (common	n/a
Kabahelele Mining Company Limited(3)	Republic of Tanzania, Africa	80% (common)	n/a
Tancan Mining Company Limited (“Tancan”)	Republic of Tanzania, Africa	100% (common)	n/a
Tanzania American International Development Corporation 2000 Limited	Republic of Tanzania, Africa	100% (common)	n/a

(1)

The remaining 10% interest is held by Stamico.

(2)

The remaining 40% interest is held by Northern Mining Consulting Ltd.

(3)

The remaining 20% interest is held by Bungu Minerals Ltd.

D.

Property, Plant and Equipment

The Company’s business is the acquisition and exploration of mineral properties, with a primary focus on exploring for gold properties in Tanzania.  The Company funds its activities by way of the sale and issuance of its securities to accredited investors.  The Company also obtains operating funds through sales of and options to sell its various mineral property interests to other parties, retaining a royalty interest.  The Company’s properties are without a known body of commercial ore, with no established reserves, and the Company’s activities to date on such properties have been exploratory in nature.

Itetemia Property

The following discussion regarding the geological information on the Itetemia Property is summarized from a technical report prepared in accordance with the requirements of NI 43-101F1 dated May 2, 2001 entitled, “Independent Review of the Itetemia Project, Lake Victoria Greenstone Region, Tanzania” by Michael J. Michaud, M.Sc. P. Geo. of Steffen Robertson and Kirsten Consulting (Canada) Inc. (the “Itetemia Report”).  The reader is referred to the complete text of the Itetemia Report, which is available online at www.sedar.com, filed on March 10, 2003 under the heading, “Engineering Report and Certificate of Qualifications”.

Property Description and Location

The Itetemia Property currently consists of seven (7) contiguous prospecting licenses, covering approximately 174 km2.  The seven (7) prospecting licenses now comprising the Itetemia Property are held in the names of the following companies and expire as indicated:

Prospecting License	Name Of Holder	Date Granted	Last Renewal Application	Expiry Date
Ngula North PL 2374/03	Tanzam	November 25, 2003	n/a	November 24, 2006
Itetemia PL 1450/2000; PL 2523/04; PL 3308/05	Itetemia Mining Co. Tancan	March 10, 2003; May 18, 2004 June 14, 2005	May 5, 2005 n/a n/a	March 10, 2005* May 18, 2007 June 14, 2008
Ngula PL 1612/2000 PL 2578/04	Tancan Tancan	August 29, 2003 June 28, 2004	October 3, 2005 n/a	August 29, 2005* June 28, 2007
Itetemia North PL 2038/2002	Tancan	November 1, 2002	n/a	November 1, 2005

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

The Itetemia and Ngula prospecting licenses have been renewed once and may be renewed once more, each time for a period of two years. The rental payments and minerals permitted to be pursued under such licenses are summarized below:

Prospecting License	Annual Rentals & Preparation Fees	Minerals Covered
Ngula North PL 2374/03	US$268.20	All except building materials and gems
Itetemia PL 1450/2000 PL 2523/04 PL 3308/05	US$464.35** US$371.40 US$385.74	All except building materials and gems All except building materials and gems All except building materials and gems
Ngula PL 1612/2000 PL 2578/04	US$145.50** US$116.40	All except building materials and gems All except building materials and gems
Itetemia North PL 2038/2002	US$343.00	All except building materials and gems

*

First renewal annual rental fees =US$30/sq.km.

**

Second renewal annual rental fees = US$50/sq.km.

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

Ownership

Prior Ownership

Only two of the prospecting licenses comprising the Itetemia Property, namely, Itetemia and Itetemia North, were previously held by third parties.  With respect to the Itetemia prospecting license, the interest of the Company was acquired from State Mining Corporation of Tanzania (“Stamico”) pursuant to a joint venture agreement dated July 12, 1994 (the “Stamico Venture Agreement”).  The Stamico Venture Agreement obligated the Company to make two initial payments of Tsh1,000,000 and US$7,200, both of which were satisfied. With respect to the Itetemia North prospecting license, the interest of the Company was acquired from RSR (Tanzania) Limited by agreement dated April 20, 1995 (the “RSR Royalty Agreement”). The RSR Royalty Agreement obligated the Company to pay a sum of US$35,000, which payment was made.

The Company’s Interest

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

9.

As amended July 2005, Tancan shall pay to Stamico the sum of US$15,000 on or before July 12 of 2006 and 2007 and ending upon commercial production, provided that commercial production commences by December 31, 2007, failing which the aforementioned payment shall be revisited and US$20,000 thereafter.

10.

Tancan may assign its rights under the agreement, subject to the prior written consent of Stamico.

By an option and joint venture agreement dated May 31, 1999 as amended April 24, 2001 between the Company and Barrick (the “Barrick Venture Agreement”), Barrick agreed to provide funding to the Company totalling $4,000,000.

On November 23, 2004 Barrick advised that they would return the Itetemia Property (with the exception of PL 2374/03 which is held under the BEAL Agreement) to the Company.

The Company has deferred total net costs (after any recoveries and write offs) of $5,906,131 on the Itetemia Property to August 31, 2005.  The Company plans to carry out exploration work on the property, as Barrick has returned the Itetemia Property to the Company.

History

The exploration history of the Itetemia Property from 1988 to 1999 may be summarized as follows:

Itetemia Exploration History Synopsis

Year	Operator	Work Performed
1988 – 1992	BRG, a Tanzanian-German Corporation

First modern exploration program conducted, consisting of geological mapping, ground geophysics, magnetometer, horizontal loop electromagnetic (“HLEM”), pulse electromagnetic, and induced polarization (“IP”) surveys, trenching and sampling.

1993	Stamico	Continued BRG’s work and completed an air photo interpretation of the region, resulting in the identification of a northerly trenching gold bearing structure.
1994	Stamico	Completed regional geological mapping, and geochemical soil sampling on the northern and southwestern portions of the licensed area.

1995	Tancan

Detailed soil sampling in several areas confirmed strong gold anomalies along the northwest trend.  A 100 m long trench trending northwesterly was dug, returning anomalous grades of gold.  Pangea drilled six reverse circulation (“RC”) holes by mistake on the southwest corner of Itetemia.  Tancan also begins first RC drilling program consisting of 4 holes totalling 374 m, in the southwest corner, but subeconomic intersections were recovered.

1996	Geodass (under contract to Pangea and Tancan)

Airborne magnetic and radiometric surveys completed over Itetemia, Itetemia North and Ngula prospecting licenses.  A magnetic survey was conducted on the Golden Horseshoe Reef and 25 kms of IP which further defined the reef and extended the reef for more than one kilometre.

1996	Tancan

Next phase of RC drilling continued with 39 holes totalling 3,596 m (Oct. ’95 to July ’96) covering the main HLEM anomalies.  Most of the conductors were explained by the presence of argillite horizons, containing 1-50% sulphides.

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

A rotary air blast (“RAB”) drilling program of 151 holes totalling 6,660 m, in seven fences were drilled; the northwestern extension of the Golden Horseshoe Reef was intersected, returning 0.28 g/t Au over 33 m.

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

2005 Exploration Work

The Company received reports from Barrick detailing the exploration work they conducted on the Itetemia Property to November 2004.

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

This section uses the terms “mineral resource” and “inferred mineral resource”.  We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

In 1998, Minestart Management Inc. (“Minestart”) was retained by Tancan to prepare a mineral resource estimation for the Golden Horseshoe Reef.  The mineral resource was calculated based on 13 diamond drill holes which were drilled at 25 m. intervals along strike for approximately 300 m. and to a depth of approximately 50 m. The mineral resource was calculated using polygons on cross-sections incorporating a 2 g/t gold cutoff and a constant bulk density of 2.7 tonnes/cubic meter. Minestart estimated the mineral resource for the Golden Horseshoe Reef to be 500,000 tonnes grading 7 g/t gold.  As an integral part of its review, the Company hired Steffen, Robertson and Kirsten Consulting (Canada) Inc. (“SRK”) to review the mineral resource estimate prepared by Minestart, and SRK provided the following observations:

•

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

•

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

•

With respect to the diamond drilling core recovery, SRK considers the NQ size to be appropriate and that it has been appropriately split using a diamond saw.  The split core remains in good condition and is stored on-site in a proper facility. The rock quality is very good. The core recovery is excellent.

SRK believes the mineral resource estimation prepared by Minestart to be an inferred mineral resource as defined by standards set by the Canadian Institute of Mining, Metallurgy and Petroleum (see: “Glossary of Technical Terms – Canadian Terminology” at page 5 herein).

THE ITETEMIA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY PROPOSED PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Luhala Property

The following discussion regarding both the Luhlala and Lunguya Properties below is summarized from a technical report prepared in accordance with the requirements of NI 43-101F dated February 28, 2003 entitled, “Report on the 2002 Exploration of the Luhala Concessions and the Lunguya Concessions, Lake Victoria Goldfields District, North-Central Tanzania” by Dr. Jim L. Oliver, Ph.D., P. Geo. (the “Luhlala and Lunguya

2002 Report”).  The reader is referred to the complete text of the Luhala and Lunguya 2002 Report, which is available at www.sedar.com, filed on March 10, 2003 under the heading, “Other”.

Property Description and Location

The Luhala property is located in Misungwi District of Mwanza Region of Tanzania (see property location map).  It lies approximately 70 kilometres south of the city of Mwanza.  The Luhala property consists of ten (10) prospecting licenses (namely, Luhala PL 1451/00, Luhala PL 2519/04, Luhala PL 3315/05, Shilalo PL 2297/03, Ngobo PL 1559/00, Ngobo PL 2680/04, Ngobo PL 3493/05; Sima PL 1560/00, Sima PL 2681/04 and Sima PL 3494/05).  These prospecting licenses are in good standing with respect to required filings and payments with the Government of Tanzania.

The Company has a 100% interest in the Luhala prospecting license, and has the right to acquire a 100% interest in the Ngobo and Sima prospecting licenses by making a series of payments to the property holder, Widescope Promotion Ltd. (“Widescope”), totaling US$120,000 over six years for the Ngobo license and US$84,000 over six years for the Sima license.  Widescope retains a 2% net smelter returns royalty on both the Ngobo and Sima licenses, which the Company may buy back, in each case, one-half (i.e. 1%) for US$1,000,000. For the Shilalo license, the Company has earned the right to acquire a 100% interest by having made a series of payments to the property owner totaling US$16,000.  The Shilalo property owner retains a 2% net smelter return royalty, of which the Company may buy back one-half (i.e.1%) for US$ 250,000.

Each of the prospecting licenses forming the Luhala property has the following mandatory annual work and rental payments:

Prospecting License	Work Program	Annual Rentals	Minerals Covered
Luhala PL 1451/00 PL 2519/04 PL 3315/05	None	US$696.50** US$575.30 US$478.60	all excluding building materials and gems
Shilalo PL 2297/03	None	US$74.40	all excluding building materials and gems
Ngobo PL 1559/00 PL 2680/04 PL 3493/05	None	US$300** US$240.00 US$120.00	all excluding building materials and gems
Sima PL 1560/00 PL 2681/04 PL 3494/05	None	US$514.50** US$480.00 US$205.80	all excluding building materials and gems

* First renewal annual rental fees = US$30/sq.km.

  ** Second renewal annual rental fees = US$50/sq.km.

The Luhala property covers an area of approximately 128 square kilometers.  The target on the Luhala property is gold stockwork mineralization associated with felsic rock units in dilational structures.  There is widespread gold mineralization on the property over a 6.25 square kilometer area.

The Company has incurred total net costs (after any recoveries) of $3,147,878 on the Luhala Property  to August 31, 2005.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Luhala Property is via the main Mwanza – Shinyanga road, which is a single lane, good to excellent quality, asphalt highway.  Approximately 45 kms south of Mwanza, a dirt road from a junction at the settlement of Manawa, leads southwest to the town of Misasi.  The property has year round access, although seasonal winter rains, December to March, may result in flooding in low lying areas which are dominated by mbuga (black organic rich laustrine flood soils).  Most lowland areas are under active cultivation, corn, rice, beans and mixed crops, by subsistence farmers.  Low scrub and thorn bushes cover the small hills.  The area has been, for many years, deforested by local agricultural practices.

At Luhala, the mean elevation is approximately 1,200 m above sea level, with a series of small sub-rounded hills, rising up to one hundred metres above the surrounding plain.  These hills are typically formed by either resistive iron formations or felsic volcanic rocks.  Mafic volcanic rocks weather recessively and are typically only exposed in trenches through well formed laterite profiles.  Laterite development is extensive with brick-red laterites overlying weak mottled zones and saprolites at a depth of approximately 3-5 m’s.  Deep weathering penetrates 45 - 60 m’s vertically within the subsurface.

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

History

Luhala has had a significantly more protracted exploration history than Lunguya, beginning with the initial exploration by the then Tanganyikan Geological Survey in 1947.  The exploration history of Luhala may be summarized as:

LUHALA EXPLORATION HISTORY SYNOPSIS

Year	Operator	Work Performed
1947	Tanganyikan Geological Survey	Underground adit, Shilalo West
1960’s	Unknown	Minor test pits and trenches
1994	Tan Range	Grab sampling and panning, Luhala Hills
1996	Tan Range	Airbourne magnetic survey, 505 m diamond drilling in two drillholes
1997	JCI/Tan Range	MMI survey, 5,700 samples collected, geological mapping and sampling, 243 grab samples, gradient array IP over Lahula Hills, 5 DDH’s for 549 m
2000	Newmont/Tan Range	251 Rotary Air Blast (RAB) drillholes
2001	Tan Range	10 DDH’s, 1204 m, trenching and sampling, 32 RAB holes, totaling 1969 m. Regional mapping
2002	Tan Range	Property mapping.
2003	Tan Range	Updated geological model
2004	Tan Range	Trenching Kisunge hill, 14 RC holes drilled on new model on Kisunge Hill.
2005	Tan Range	Re-logged all drill holes and trenches. Drill preparation.

The sole activities conducted on the Luhala project during 2002 were mapping and surface sampling. No drilling programs were completed on the property in 2002.  The work programs at Luhala to date have greatly enhanced the Company’s understanding of the geological and structural environment on the property.  Drill  targets on the Kisunge hill based on an updated geological model, were drilled in 2004. A shallow, 14-hole drill program at Luhala was completed in September 2004 which was designed to validate a new structural model for a large surface gold-in-soil geochemical anomaly that was identified earlier on the property.

2005 Exploration Work

In preparation for the 2005 drill program on the Luhala Project, all RAB, RC, DDH holes and trenches were re-logged, areas with complex geology were ground-proofed and a geological interpretation map was produced. Drill roads and pads have been prepared for approximately 4,000 metres of drilling (50 holes).

RC drilling with the Company’s RC/RAB drill commenced in October 2005.

Geology

Luhala is found within the eastern portion of the Buhungukira Belt, a local place name assigned to one to the eight greenstone belts in the Lake Victoria District.  These rocks are believed to be the eastern continuation of the Geita  Greenstone Belt and consist of dominantly Upper Nyanzian rock sequences.

In the Luhala area, the predominant structural grain is dominated by an early deformational event which has deformed all supracrustal rocks into tight, south to southwest plunging, west overturned, synforms and antiforms.  The short limbs of these folds may have east-west strikes and modest, 40 degree south dips. The long limbs of these folds have north to northeast strikes and generally much steeper, 60 – 80 degree, and east dips.

At Luhala, three principal mineralized zones have been identified. These include Kisunge Hill, Shilalo South, and Shilalo West.  All of the three principal mineralized areas are linked by a common southwest plunging antiform, the limbs of which are separated by 500 to 800 m’s and converge just south of Line 6200 E and 3800 N.  Mineralization to Kisunge Hill is associated with a chert – felsic volcanic contact.  As Shilalo South, structurally controlled gold mineralization closely tracks the position of a massive to locally well-bedded chert or cherty iron formation.  The results of diamond drilling in Shilalo West strongly outline the importance of the felsic volcanic - chert – structural sites and gold association.  For example, borehole LSD – 08A is collared in the hangingwall to the Shilalo West mineralized zone, traverses the host rhyolite-chert lithology, and terminates in the footwall.  This borehole intersected significant gold mineralization of 3.55 g/t Au over 5 m near the hangingwall contact of the felsic volcanic rocks, and is mineralized repeatedly at over one gram ranges throughout much of the felsic host interval, which in this borehole is over 35 metres thick.

The felsic volcanic rock package at Shilalo West once again presents an excellent structural site for the development of dilatant sites and gold mineralization.  As at Shilalo South, a well defined planar, brittle-ductile structural zone was not identified at Shilalo West.  Gold distribution is likely related to volumes of extensional and shear extensional veinlets, which are developed within the felsic volcanic rocks at or near, the felsic volcanic “red tuff” contact.

Exploration

Exploration at Luhala has included the following material work:

1.

The development of a strong, 1:5,000 scale geological map base tied to sub-surface geological data. The geological base has strong predictive value and may be used to guide and interpret both the results of historical drilling and plan future programs.

2.

RC and diamond drilling conducted during 2001 on the Luhala property was successful in “ground truthing” the interpreted structural style and conclusively demonstrating the association of multi-gram per tonne gold mineralization at well defined structural and stratigraphic sites, particularly antiform – synform closures near felsic volcanic –  tuff contacts.

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

8.43 g/t Au / 2m

T4290N

2.82 g/t Au / 29m including 4.69 g/t Au / 11m

Based on these results 14 shallow RC holes were drilled on Kisunge returning the following better results:

KISUNGE WEST ZONE:

Section 1:

Hole No

From

Intersection

Grade

Including

      From

LRC-19:

0m

      40m

2.40 g/t

8m @ 4.45g/t              30m

LRC-20:

2m

      39m

1.69g/t

7m @ 3.86g/t

       28m

57m

        3m

1.09g/t

65m

        5m

1.25g/t

 (end of hole).

LRC-21:

26m

      14m

1.81g/t

4m @ 2.67g/t

       33m

62m

        4m

1.10g/t

LRC-22:

46m

      12m

0.92g/t

Section 2:

Hole No

From

Intersection

Grade

Including

      From

LRC-25:

10m

      26.5m

1.10g/t

6m @ 2.11g/t              28m

NB, hole ends in gold zone.

KISUNGE CENTRAL ZONE:

Section 4:

Hole No

From

Intersection

Grade

Including

      From

LRC-26:

 3m

       8m

4.48 g/t

LRC-27:

11m

       8m

1.91g/t

4m @ 3.04g/t

        11m

                                LRC-28:

 2m                                 6m                    1.26g/t

                                20m                              14m                    1.28g/t                    3m @ 2.09g/t                 26m

Section 5:

Hole No

From

Intersection

Grade

Including

      From

LRC-23:

   1m

       12m

1.42g/t

4m @ 3.26g/t

        5m

 23m

         2m

1.11g/t  (end of hole)

KISUNGE EAST ZONE:

Section 6:

Hole No

From

Intersection

Grade

Including

      From

LRC-24:

  52m

       4m

3.29g/t (end of hole)

LRC-29:

  44m

       5m

0.85

This mineralization will be followed up with a more detailed RC program.  The above technical information for the 2004 trenching and drilling program was reviewed and verified by Mr. Peter Chadwick, M.Sc., the Company’s qualified person for the Luhala Property.

THE LUHALA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY PROPOSED EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Lunguya Project Area

Property Description and Location

The Lunguya Property is located in the Kahama District of Tanzania (see property location map), and the Company’s interest therein is held indirectly through Tanzam.  The Lunguya Property is situated in the Lake Victoria Greenstone Belts, approximately 100 kms by air to the southwest of Mwanza and about 15 kms south of  Bulyanhulu.  The Lunguya Property consists of seven (7) prospecting licenses (namely, the Lunguya 1766/01 and 2828/04, Lunguya East 1887/02 and 3273/05, Shilela North 2059/02, Shilela  2472/04 and Lunguya West PL 2193/03).  These prospecting licenses are in good standing with respect to required filings and payments with the Government of Tanzania, although the Lunguya East prospecting license (1887/02) is under application for renewal.

With respect to Lunguya PL 1766/02, in January, 2003, a Shareholder’s Agreement was entered into wherein a new company, Lunguya Mining Company Limited (“LMC”), was created to form a joint venture between Northern Mining Consultancy Company Limited (“NMCCL”), Tanzam and LMC.  Tanzam has a 60% shareholding and NMCCL has the remaining 40% shareholding in LMC.

The Lunguya Property covers an area of 323 square kilometers.  There are no work requirements, and property payments on each of licenses are as follows:

Prospecting License	Annual Rentals & Preparation Fees	Minerals Covered
Lunguya PL 1766/01 PL 2828/04	US$1,071.30* US$714.20	all excluding building materials and gemstones
Lunguya East PL 1887/02 PL 3273/05	US$1,272.60* US$848.40	as above
Shilela North PL 2059/02	US$685.60	as above
Shilela PL 2472/04	US$1,025.00	as above
Lunguya West PL 2193/03	US$1,622.80	as above

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

Internal to the Lunguya prospecting license (1766/01) is a small approximately 1.0 square kilometre primary mining license (“PML”).  The PML is currently held by Mr. Joseph Magunila who is exploiting the Nyamakwenge Reefs.  Negotiations for control and the validity of this license is currently under discussion with relevant private and government third parties.  Portions of the currently known veins at Lunguya and some of the RC and Lunguya diamond drilling, conducted by the Company in 2002, lie within this mining license.

The Company has deferred total net costs (after any recoveries and write offs) of $2,793,161 on the Lunguya Property to August 31, 2005.  The Company carried out limited exploration in 2005 undertaking regional biogeochemical (BGC) surveys across the entire Project Area.

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

Very little outcrop (less than 1%) has been identified at Lunguya.  The entire property is flat and covered largely by granitic sands and grey orange laterities derived from granitic sources.  Like Luhala, Lunguya is actively cultivated, but also is being actively mined by a few score artisenal miners along the trend of the Nyamakwenge Reefs.  No significant infrastructure, power or water is available on site.  However, the entire infrastructure of the region including electricity, air transport, health clinics, schools, and improved road networks, have been greatly improved due to the proximity to Barrick’s Bulyanhulu mine, some 20 kms to the north.

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

Regionally, Lunguya is located near the eastern terminus of the inner volcanic arc, lower Nyanzian, of the Sukumaland Greenstone belt.  The succession is dominated by tholeiitic volcanic rocks containing lesser felsic tuffaceous rocks and  argillaceous horizons cut by thin quartz porphyry dykes and sills.  The thick, banded iron formation and felsic flows characteristic of the outer arc Upper Nyanzian sequence are absent. Most of the map scale granite – greenstone contacts strike north-south.  No information is available with respect to the orientation of sub-surface contacts.

At Lunguya, all currently known, auriferous structural zones track at an oblique angle, the eastern granodiorite-mafic volcanic contact.  Auriferous veins strike at 020° to 030° with the dominant intrusive volcanic contact trending at approximately 360°.  On the property scale, two 330° trending fault  structures are interpreted to offset the Lunguya vein into two fault repeated vein segments, having strike lengths of  approximately 180 and 300 m.  A few score artesinal miners have exploited these veins to a depth not exceeding 30 vertical m’s subsurface. A second set of auriferous reefs, the Nyikoboko Reefs, are located 12 kilometres to the south. This area is associated with a smaller set of largely inactive artisanal dumps and workings.

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

3.

In combination with geological mapping, diamond drill programs have established the strong likelihood that the Western and Eastern Reefs at Nyamakwange represent a common, fault repeated vein system with dextral and reverse offsets.  The re-constructed length of the known segments of this vein system is approximately 475 m’s.  The vein ranges in thickness, cross sectional indicated, from 1.0 to 8.0 m’s.

4.

Using right handed or dextral offsets, several apparently unrelated geochemical anomalies may be tied to interpreted dextral fault offsets of the Lunguya vein system.

2005 Exploration Work

During the 2005 exploration period, an auger drilling program was initiated on the Lunguya project area to test various anomalies reported in previous exploration programs. The aim of this particular program was to start testing some of the less attractive RAB drill targets while waiting the arrival of the drill rig in Mwanza.

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

Core recovery measurements where made on site by geotechnician of the Company.  RC boreholes (LGRC 01 – 07) utilized the same grid system as the diamond drill program.  The location of all drill collars were marked with concrete monuments.  Drilling was concentrated on the Lunguya Reefs (11 boreholes) with three boreholes completed on the Nyikoboko Reefs.  A series of geological cross-sections and plans (Figures 10 to Figure 18 in the Luhala and Lunguya 2002 Report), summarize the results of these programs.  Both RC and diamond drill data are combined on these sections.  Drill collar locations for 12 diamond holes and 7 RC holes on the Nyamakwenge Reefs are shown on Figure 9 of the Luhala and Lunguya 2002 Report.  Drill logs for diamond drill holes are compiled on Appendix III and for RC holes in Appendix IV of the Luhala and Lunguya 2002 Report.  Assay results for diamond drill holes are compiled in Appendix V and RC assay data in Appendix VI of the Luhala and Lunguya 2002 Report.

THE LUNGUYA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Tulawaka Project Area

The Tulawaka Project is located in the Biharamulo District of Kagera Region of Tanzania and is approximately 160 kilometers west-southwest of Mwanza town.  The Tulawaka Project consists of fifteen (15)

prospecting licenses, including three (3) licenses held through Tanzam.  These prospecting licenses are in good standing with respect to required filings and payments with the Government of Tanzania.  The Company has incurred $1,429,503 in total costs on the Tulawaka Project to August 31, 2005.  Twelve of the Tulawaka prospecting licences are under option to MDN.

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

2005 Exploration Work

In October 2005, MDN announced significant drill intersections from their initial drill program in the Tulawaka Area:

Hole No	Interval (metres)	Intercept Length (metres)	Gold (grams/tonne)
NTRAB 14	28-37	9.0	7.27
NTRAB 15	8-9	1.0	1.60
	14-16	2.0	2.60
NTRAB 16	4-7	3.0	7.63
	29-31	2.0	22.45
NTRAB 17	5-9	4.0	13.34
NTRAB 18	6-7	1.0	3.70
NTRAB 20	7-9	2.0	2.03

MDN noted that the holes were drilled at 60° to the horizontal and were sited “heel-to-toe” on the drill fences to ensure they completely overlapped.  Target depth was 70 metres and the drill fences were spaced approximately 150 metres apart.  The drilling employed RAB and RC techniques.

The discovery area is located approximately 15 kilometres from the Tulawaka Gold Mine (Barrick 70% - MDN 30%) and extends for a strike distance of approximately 0.4 kilometres and across a width of 0.3 kilometres. It was tested initially by four drill fences comprising 23 drill holes for a total of 1,475 metres. MDN reported that the target evaluated in the drill program was previously unknown and still remains open along strike and at depth.

According to MDN, a follow up drilling program is being arranged in order to further investigate the gold mineralization that has just been discovered and to probe two additional targets in other nearby Prospecting Licenses.

The recent program tested three targets, two of which revealed significant gold intersections as reported above. Located about 10 kilometres from an earlier discovery made by MDN in the region, MDN describes the latest find as “an entirely different gold occurrence.”

MDN said “both gold discoveries are interpreted as being associated with shear zones that are close to the contact of volcanic and granitic rocks, and both remain open on strike and at depth. We are confident that yet more significant gold occurrences will be found in this region, which has remained virtually unexplored until now”.

Samples from the MDN drill program were prepared and analyzed by Humac Laboratories in Tanzania. The anomalous results were subsequently independently checked by the ALS Chemex laboratory in South Africa. The drilling program was carried out under the direction of Geologist Brian Lloyd, supervised by Carlos

Bertoni, P.Geo., a Qualified Person under NI 43-101.

THE TULAWAKA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Lake Victoria Goldfield Properties

The following discussion regarding the Lake Victoria Goldfield Properties below is summarized in part  from a technical report prepared in accordance with the requirements of NI 43-101F dated March 21, 2002 entitled, “Project Technical Review on 52 Prospecting Licenses, Lake Victoria Goldfields Tanzania” by Stephen R. McMullan, P. Geo. of  Poseidon Geophysics (Pty) Ltd. (the “52 PL Report”).  The reader is referred to the complete text of the 52 PL Report, which is available at www.sedar.com, filed on March 28, 2002 under the heading, “Technical Reports”.

Property Description and Location

Tanzam, a privately held mineral investment company wholly-owned by the Company, currently holds various interests in 141 prospecting licenses in the Lake Victoria Goldfields Belts of north-western Tanzania (the “LVGB”) in order to explore for economic mineral deposits.

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

As of the date hereof, Tanzam holds interests in the following licenses:

Book #	JV Partner	JV%	Project Area	Old PL#	New PL#	Sq Km
1	Wazawa Limited	65%	Ushirombo, Kahama	752/97	1846/01	18.01
79	Tanzam (Wazawa Limited)	65%	Ushirombo, Kahama	Relinquished 1/2 1846/01 (1st renewal)	3147/05	10.49
161	Tanzam (Wazawa Limited)	65%	Ushirombo, Kahama	Relinquished 1/2 1846/01 (2nd renewal)	3180/05	11.10
2	Martedo Investment	65%	Diabohika Bukombe	1795/01	1795/01	12.01
153	E. Bingi (Martedo Investment)	65%	Diabohika Bukombe	Relinquished 1/2 1795/01	2896/04	12.01
3	Afrigold Limited	65%	Igando, Biharamulo	1798/01	1798/01	35.39
148	Tanzam (Hasanet for Afrigold)	65%	Igando, Birharamulo	Relinquished 1/2 1798/01	2925/04	41.82
4	Tanzam	100%	Bwanga, Kahama	1946/02	1946/02	36.18
175	Tancan	100%	Bwanga, Kahama	Relinquished 1/2 1946/02 (1st renewal	3496/05	36.18
5	Jope Buisness/ Mineral Industries	65%	Nyambale, Geita	1951/02	Appl. R-446	51.45
177	Tanzam (Jope Business/Mineral Ind	65%	Nyambale, Geita	1951/02	3631/05	51.45
7	Tese Mining/F-Bminerals	51%	Runazi, Biharamulo	750/97	2102/02	90.3
8	Jope Business	65%	Kisengo, Biharamulo	1275/99	2448/04	78.88
9	Jope Business	65%	Nyaesero, Biharamulo	1218/99	2182/03	82.31

10	Tanzam	100%	Kaniha, Biharamulo	1947/02	1947/02	60.35
176	Tancan	100%	Kaniha, Birharamulo	Relinquished 1/2 1947/02 (1st renewal)	3497/05	60.02
13	Tanzam	100%	Kaniha, Biharamulo	1250/98	2192/03	132.6
15	Tese Mining/ F-B Minerals	51%	Kigosi	936/98	2040/02	83.99
16	Bazo Enterprises	65%	Kigosi	1775/01	1775/01	19.97
157	Y. Shekwavi (Bazo Enterprises)	65%	Kigosi	Relinquished 1/2 1775/01	2927/04	19.80
17	Afrigold Limited	65%	Kigosi	1796/01	1796/01	42.17
149	Hasanet Ltd. (Afrigold Limited)	65%	Kigosi	Relinquished 1/2 1796/01	2925/04	41.82
18	Martedo Investment	65%	Kigosi	1400/99	2449/04	34.28
19	Tanzam	100%	Kigosi	1251/99	2191/03	147.4
20	Abby’s Mining Co	65%	Kigosi	1854/2001	1854/2001	67.87
159	Tanzam (Abby’s Mining Co.)	65%	Kigosi	Relinquished 1/2 1854/01	3178/05	86.38
21	Madaba Minerals Ltd.	70%	Lunguya	1887/02	R-371	42.42
164	Tanzam (Madaba Minerals Ltd.)	70%	Lunguya	Relinquished 1/2 1887/02	3273/05	42.42
22	Wazawa Limited	65%	Ushirombo	1749/01	1749/01	33.51
97	Tanzam (Wazawa Limited)	65%	Ushirombo	Relinquished 1/2 1749/01	2832/04	33.73
23	Martedo Investment	65%	Ushirombo	1794/01	1794/01	26.23
152	E. Bingi (Martedo Investment)	65%	Ushirombo	Relinquished 1/2 1794/01	2895/04	26.40
24	Charles Shumbi	70%	Kigosi	1762/01	1762/01	17.28
96	Tanzam (Charles Shumbi)	70%	Kigosi	Relinquished 1/2 1762/01	2833/04	17.29
28	Northern Mining Consultancy	60%	Lunguya	1766/01	1766/01	35.7
93	Tanzam (Northern Mining Consultancy)	60%	Lunguya	Relinquished 1/2 1766/01	2828/04	35.71
29	Reapa Bus. Assoc. Inc.	65%	Mbogwe	1942/02	1942/02	77.15
174	Tanzam (Reapa Bus. Assoc)	65%	Mbogwe	Relinquished 1/2 1942/02 (1st renewal)	3495/05	77.15
30	Abby’s Mining Co.	65%	Lunguya	639/97	2193/03	81.14
31	Abby’s Mining Co.	65%	Mbogwe	RL196/99	2194/03	138.2
32	Abby’s Mining Co.	65%	Mbogwe	RL195/99	2195/03	161.2
33	JSN Limited	70%	Itetemia	1300/99	2374/04	13.41
34	Dalles & Shamwada	65%	Biharamulo	1269/99	2510/04	102.9
35	Germina Lukuvi	65%	Kanegele	1815/01	1815/01	18.96
155	Germina Lukuvi	65%	Kanegele	Relinquished 1/2 1815/01	2976/04	18.51
36	Zahabu Investments	70%	Lunguya	1320/99	2059/02	34.28
37	Fenites Limited	70%	Lunguya	1307/99	2472/04	51.25
38	Afrigold Limited	70%	Mbogwe	1308/99	2455/04	143.4

39	Afrigold Limited	65%	Ushirombo	1797/01	1797/01	26.23
100	Hasanet Limited (Afrigold Limited)	65%	Ushirombo	Relinquished 1/2 1797/01	2923/04	26.40
42	JSN Limited	65%	Kanegele	847/97	2056/02	23.14
43	Afrigold Limited	65%	Kanegele	1311/99	2502/04	51.41
45	Sigo Gems	65%	Kigosi	1853/2001	1853/2001	11
162	Tanzam (Sigo Gems)	65%	Kigosi	Relinquished 1/2 1853/01	3181/05	11
47	Digitel Holdings	70%	Geita	1086/98	2506/04	51.45
50	Tamo Geo-Consult	80%	Ushirombo	1401/99	1401/99	38.09
81	Tanzam (Tamo Geo-Consult)	80%	Ushirombo	Relinquished 1/2 1401/99	2466/04	74.60
51	Tamo Geo-Consult	80%	Ushirombo	1402/99	1402/99	21.91
74	Tanzam (Tamo Geo-Consult)	80%	Ushirombo	Relinquished 1/2 1402/99 (2nd renewal)	3102/05	21.81
82	Tanzam (Geo-Consult)	80%	Ushirombo	Relinquished 1/2 1402/99 (1st renewal)	2467/04	43.57
53	Tangulf Express Ltd.	85%	Majimoto		2070/02	50.81
54	RSR (T) Ltd.	90%	Mwadui		2513/04	8.381
55	RSR (T) Ltd.	85%	Kanegele		2514/04	59.42
56	Teddy & Co.	90%	Igunga		2541/04	58.23
57	Hasanet Limited	90%	Mwadui		2285/03	102.7
58	State Mining Co.	80%	Nzega		2576/04	103.8
59	Capri General	85%	Kanegele	1761/01	1761/01	44.47
60	F. Mjasambu & Partners	90%	Mwadui		2701/04	28.44
61	Tanzam	100%	Mwadui		2704/04	14.75
62	Tanzam	100%	Mwadui		2705/04	128.3
63	Tanzam	100%	Kabanga		PLR 2707/04	205.2
64	Tanzam	100%	Kabanga		2708/04	64.04
65	Abby’s Mining Co.	90%	Kanegele		2688/04	13.71
66	Tanzam	100%	Kabanga		PLR 2827/04	146.2
67	Tanzam	100%	Kabanga		PLR 2831/04	117.3
68	Hydro-Geos Consulting	90%	Mwadui		PLR 2813/04	217.8
69	Tanzam	100%	Kabanga		PLR 2706/04	428.4
70	Assalaam Almasi	85%	Mwadui		2843/04	72.0
71	Givex Company Limited	90%	Kibara		2785/04	90.96
73	B. Nguka	85%	Kanagele		3098/05	57.42
75	F.Mbaga	85%	Kibara		2931/04	127.50
76	Tanzam	100%	Igunga		3112./05	26.36
77	Tanzam	100%	Mwadui		3113/05	22.70
78	Mdabwa/Yusufu	90%	Kibara		3146/05	103.0
150	RSR (Tanzania) Limited	85%	Mwadui		2462/04	51.43
151	F. Mbaga	85%	Nzega		2930/04	64.35
156	Tanzam	100%	Kabanga		PLR 2966/04	694.20
158	B. Nguka	85%	Mwadui		3172/05	99.70

160	Tanzam	100%	Mwadui	3179/05	107.10
163	Tanzam	100%	Kabanga	3272/05	2779.0
168	Tanzam	100%	Kibara	3314/05	2.79
170	Assalaam Almasi Ltd.* *6 month due diligence period expires February 18, 2006	80%	Mwadui	2465/804	32.96
171	Trust Marck Investment Ltd.	90%	Manonga	2069/02	61.97

As of the date hereof, Tancan holds interests in the following prospecting licenses:

Book #	License Holder	TancanJV%	Project Area	Old PL#	New PL#	Sq Km
101	Itetemia Mining Co. Ltd.	90%	Itetemia	1450/00	R-370	9.287
166	Tancan (Itetemia Mining Co. Ltd.)	90%	Itetemia	Relinquished 1/2 1450/00 (2nd renewal)	3308/05	9.287
84	Itetemia Mining Co. Ltd.	90%	Itetemia	Relinquished 1/2 1450/00 (1st renewal)	2523/04	18.57
102	Tancan	100%	Luhala	1451/00	1451/00	13.93
169	Tanzam (Tancan)	100%	Luhala	Relinquished 1/2 1451/00 (2nd renewal)	3315/05	13.93
83	Tancan		Luhala	Relinquished 1/2 1451/00 (1st renewal)	2519/04	27.865
104	Tancan	100%	Itetemia	268/95	2038/02	17.15
106	Tancan	100%	Itetemia	1612/00	R-488	2.91
85	Tancan	100%	Itetemia	Relinquished 1/2 1612/00	2578/04	5.82
108	Widescope Promotion	100%	Luhala	1559/00	R-444	6.0
172	Tancan (Widescope Promotion)	100%	Luhala	Relinquished 1/2 1559/00 (2nd renewal)	3493/05	6.0
88	Widescope Promotion	100%	Luhala	Relinquished 1/2 1559/00 (1st renewal)	2680/04	12.0
109	Widescope Promotion	100%	Luhala	1560/00	R-445	10.29
173	Tancan (Widescope Promotion)	100%	Luhala	Relinquished 1/2 1560/00 (2nd renewal)	3494/05	10.29
89	Widescope Promotion	100%	Luhala	Relinquished 1/2 1560/00 (1st renewal)	2681/04	24.0
110	Tancan (Dismas Calist)	100%	Luhala	1303/99	2297/03	3.72
111	Tancan	100%	Geita	1856/01	1856/01	51.45
165	Tanzam (Tancan)	100%	Geita	Relinquished 1/2 1856/01	1856/01	51.45

112	Kabahelele Mining Co.	80%	Tulawaka	1452/00	1452/00	15.95
167	Tancan (Kabahelele Mining Co.)	80%		Relinquished 1/2 1452/00 (2nd renewal)	3309/05	7.973
90	Tancan (Kabahelele Mining Co.)	80%	Tulawaka	Relinquished 1/2 1452/00 (1st renewal)	2682/04	7.973
113	Dia Consult Ltd.	100%	Tulawaka	427/96	2473/04	54.01
98	Dia Consult Ltd.	100%	Tulawaka	Relinquished 1/2 427/96	2803/04	55.76
119	Dia Consult	100%	Tulawaka	2798/04	1757/01	5.219
124	Charles Shumbi	90%	Kanagele	1375/99	1375/99	5.26
92	Tancan (Charles Shumbi)	90%	Kanagele	Relinquished 1/2 1375/99 (2nd renewal)	2699/04	5.415
99	Tancan (Charles Shumbi)	90%	Kanagele	Relinquished 1/2 (1st renewal)	2883/04	10.5
125	Mega Deposit Explorers	90%	Kigosi	PLR 2019/02	PL 3507/05	180.0
72	Tancan (Mega Deposit Explorers)	90%	Kigosi	Relinquished 1/2 PLR 2019/02	3070/05	315.2
130	Dismas Calist	90%	Shinyanga		2217/03	123.4
131	Makweba/Kusundwa	90%	Tulawaka		2295/03	39.46
132	Eb-Hance Co.	90%	Kibara		2308/03	53.35
133	Mussah Mussah	90%	Nyanzaga North		2279/03	35.79
134	Hasanet Ltd.	90%	Manonga		2272/03	54.82
135	Trust Marck Investments	90%	Manonga		2007/03	10.64
136	Mbonimpa, J&F	90%	Manonga		2461/04	116.5
137	Bey & Daniel	90%	Manonga	1817/01	1817/01	18.98
154	Tancan (Bey & Daniel)	90%	Manonga	Relinquished 1/2 1817/01	2969/04	18.98
138	Hasanet	90%	Manonga		2487/04	24.84
139	Dismast Calist	90%	Igunga		2458/04	152.4
140	Tancan	100%	Manonga		2655/04	75.65
141	Tancan	100%	Nyanzaga North		2656/04	143.7
142	Tancan	100%	Manonga		2657/04	120.3
143	Tancan	100%	Manonga		2658/04	100.3
144	Tancan	100%	Manonga		2667/04	7.7
145	Tancan	100%	Igunga		2668/04	30.25
146	Tancan	100%	Manonga		2669/04	91.58
147	Tancan	100%	Igunga		PLR 2670/04	219.3

The total land area currently held under license is approximately 11,570 km2.

History

Prior to Tanzam’s acquisition of the original fifty-two prospecting licenses (“PL”), little systematic work using modern exploration methods had been undertaken on the licenses. Tanzam acquired the licenses through negotiation with local vendors and prospectors, and by direct application to the Geological Survey (Madini), within the Mineral Resources Department of the Ministry of Water, Energy and Minerals of Tanzania.

Tanzam’s interest in the prospecting licenses is variable, depending on the agreements with the individual vendors. However, it is common to all agreements with the vendors that Tanzam has exclusive rights to sell the project to a third party without restraint. Compensation to the vendors remains the responsibility of Tanzam.

Tanzam has granted to Barrick Exploration Africa Limited (“BEAL”) an option to acquire the total rights, titles and interests held by Tanzam in the following two (2) prospecting licenses:

PL 2374/03

PL 2455/04

If such option is exercised, Tanzam is entitled to (i) certain payments after the Commercial Production Date (as defined) with respect to the first mine constructed by BEAL on any property covered by the licenses; and (ii) a 1.5% net smelter return (which may, in certain circumstances, be reduced).  Refer to Item 4A for further information on the option granted to BEAL.

The Company has deferred total net costs of $19,739,275 on all of the Lake Victoria Goldfields Properties to August 31, 2005.

Mineralisation

Lake Victoria Goldfields Belt

The Lake Victoria Goldfields have produced the greatest proportion of Tanzania’s mineral wealth and are still the most fertile and prospective for gold exploration.  Ninety percent of Tanzania’s gold production to 1991 had come from the district and new production is likely.  Significant gold resources have been discovered in the Lake Victoria Goldfields in the last decade by other third parties.

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

The Lake Victoria Goldfields consist of a granite greenstone terrain that extends northwards into SW Kenya.  The internal stratigraphy of the greenstone belts is reasonably well constrained.  It consists of a lower, essentially mafic, volcanic unit in which ultramafic rocks are rare, overlain by chemical and classic sediments and then felsic volcanics.  This assemblage is called the Nyanzian Group.  The Nyanzian Group is unconformably overlain by a classic sedimentary sequence, also Archean, known as the Kavirondian Group.  These sediments contain clasts of all Nyanzian lithogies, some of which appear to have been deformed before erosion.  In addition they contain debris of some granitoids.  However, the main period of granitoid emplacement post-dates the Kavirondian.  Although there was early tectonism, the main pervasive deformation post-dates the bulk of the granites, imparting a foliation to all these lithogies.  Some Archaean granitoids of the Belt appear to pot-date this foliation.  Further discussion on the regional and local geology is set out above, under the section on “Geology” for the Itetemia Property.

Exploration

Kibara Property

Following up on gold anomalies previously recognized by regional BLEG sampling and on high copper and gold values from one grab sample in March and June of 2004, field crews collected 12 grab samples, mostly as float, which were submitted for analysis. Many of these samples were noted in the field to have high copper concentrations.

In addition, a 100m x 100m grid was established over the initial copper-gold anomaly and soil samples were collected for multi-element analysis. Assessment of this multi-element data is still in progress but maximum values of 0.198 ppm and 2760 ppm were observed for gold and copper respectively.  The preliminary grab sampling results from the Nyakona Hill area on its Kibara project in the Lake Victoria goldfields of northwest Tanzania yielded the following assay results:

Sample No	Gold (grams per tonne)	Copper (%)
J-6733	3.33	18.15
J-6734	2.20	<1%
J-6735	1.45	1.25
J-6736	0.73	<1%
J-6737	2.80	17.15
J-6738	1.25	<1%
J-6739	0.03	<1%
J-6740	3.44	6.61%
J-6741	3.27	5.70%
J-6742	0.15	<1%
J-6743	0.02	<1%
J-6744	0.09	<1%

All rock samples were analyzed by fire assay with an ICP-MS finish, with ore grade values undergoing fire assay with an AA finish.  Soils were analyzed for gold by fire assay with an ICP-MS finish, and up to 34 elements using AR and ICP-AES.  All analyses were undertaken by ALS Chemex in Brisbane, Australia.

The Company has incurred total net costs (after any recoveries) of $124,118 net of write off of $17,395 on the Kibara Property  to August 31, 2005.

Shinyanga Project

In June 2005, drilling commenced on the Company’s 120 square kilometers Shinyanga Property in the southeastern portion of the Lake Victoria Greenstone Belt in Tanzania. Approximately 6,000 metres of rotary drilling was planned, comprising about 300 shallow holes.

Four trenches were excavated in September 2004 at Shinyanga directly beneath areas defined by anomalous quartz debris samples. The overall Shinyanga gold anomaly is at least 4 kilometres long by 1 kilometre wide and is open to the west where it disappears under overburden. A single trench at Shinyanga intersected an alternating sequence of meta-basalt and meta-diorite with a strong foliation and quartz veining along the contact zones.

The quartz veins are typically thin, being less than 20 centimetres, but they contain high grade gold intersections, with selected grab samples carrying up to 65 grams per tonne gold. As reported on November 10, 2004, re-sampling of the trench, taking true width channel samples along the best zone in the south-facing sidewall, returned the following intersections:

Rock Type	Sample Width (Channel Sample)	Gold Grade (Grams per tonne)
Footwall diorite	0.5 m	0.03
Footwall basalt	0.5 m	0.49
Quartz vein	15 cm	10.3
Foliated basalt	30 cm	0.39
Quartz vein	8 cm	10.3
Hanging wall basalt	0.5 m	1.02

The license is situated amongst the scattered greenstone units of the Shinyanga greenstone belt, some 25 kilometres to the north of the Nzega greenstone belt. Principal rock types include meta-basalt with quartz veinlets, banded iron formation (BIF), granite and diabase dykes. Greenstone cover is estimated at 50% with the balance comprising granitic rocks. There are also known kimberlite occurrences within this project area that could be prospective for diamonds.

During the period July-August 2005, Rotary Air Blast (RAB) drilling in the Shinyanga Project area succeeded in identifying a north-westerly trending zone of gold mineralization along three drill fences.  This trend is supported by anomalous gold in soil values and a single anomalous biogeochem value.  The gold trend identified by the drilling follows the trend of a prominent depression that could be interpreted as a shear/fault zone, which appears to follow the regionally important trend direction that plays host to the Bulyanhulu gold mine.

Within the Shinyanga Project Area, RAB drilling was completed on the Manghongo PL and 107 RAB holes were drilled, totaling 2,188 metres.  In addition, seven reverse circulation (RC) holes were drilled, comprising 141 metres.

In August 2005, a total of 686 samples were submitted for gold analysis and two batches for multi-element analyses from BGC anomalies.

The Company has incurred total net costs (after any recoveries) of $373,557 on the Shinyanga Property to August 31, 2005.

Kanegele Project

In February 2005 heavy mineral analysis of sample material from the Kanegele project area returned mostly ilmenite diamond indicator minerals. In total, 15 ilmenite grains were picked from one sample site, the highest number collected from a single sampling point to date. The grains appear to be associated with nearby magnetic targets which should simplify follow-up work.

An auger drill program similar to that which was carried out on the Geita Project area was carried out in the Kanagele project area.  This program confirmed that several mineral indicator grains from this prospect had a kimberlite source, the principal host rock for diamonds.  Grab samples returned anomalous gold values from artisanal workings within Banded Iron Formation which are considered prospective for large tonnage mineral deposits.

Drilling commenced on the Shenda License in mid-August 2005 and was completed in September.  The Shenda Prospecting License represents the second license where the biogeochemical method is being tested by drilling various shallow geochemical holes.  A total of 316 holes were drilled totaling 3,647 metres.  In addition, six RC holes were drilled totaling 258 metres.

In one of the holes, vein material up to 3.0 metres thick was encountered, along with a sulphide-rich layer in the footwall vein.  Two drill holes intersected a pegmatite containing pyrite that is considered to have more potential than the actual reef structure that was the program’s primary target.  The majority of the Shenda PL consists of unaltered, undeformed granite.  Of the entire program, 23 homes intersected quartz veining that was typically thin, although two holes intersected thicker veins ranging from 2-3 metres.

The Company has deferred total net costs (after any recoveries) of $1,238,148 on the Kanagele Project  to August 31, 2005.

Ushirombo West Project Area

In March 2005 an extensive auger drilling program was carried out in the  Ushirombo West Project area region to test areas with anomalous gold values.  Microprobe analysis confirmed that a chromite grain discovered in the Ushirombo West Project Area had a kimberlite source.

The Company has deferred total net costs (after any recoveries and write offs) of $352,636 on the Ushirombo and Ushirombo West Projects to August 31, 2005.

Igunga Project

During June 2005, 1,936 samples were collected from 39 traverses covering 387 square kilometres in the Igunga Project Area, which was also botanically mapped by a BGC field crew to establish plant associations and distribution patterns.  A small greenstone occurrence exists on the extreme southwest corner of this License.

BGC sampling of the Itunduru License in the Igunga Project Area continued during July 2005 and 3,742 samples were collected from 74 traverses covering 327.75 line kilometres.  The purpose of this program was to establish plant associations and distribution patterns.

The Company has deferred total net costs (after any recoveries) of $86,190 on the Igunga Project to August 31, 2005.

Geita Project Area

In June 2005, a follow-up stream sampling program returned kimberlitic grains from a target area that produced favourable results in 2004.  Further sampling and ground magnetic work are planned on this particular target area.

The Company has deferred total net costs (after any recoveries) of $328,365 which is net of a write off of $114,126 on the Geita Project Area to August 31, 2005.

Diamond Exploration

Stream sediment sampling and auger drilling programs carried out in the fall of 2004 returned diamond indicator minerals from several properties that will be the subject of follow-up work during the 2005 exploration period.

The 2005 diamond exploration program consisted of sampling for diamond indicator minerals carried out on two magnetic targets in the Geita Project area using an auger drill.

THE LAKE VICTORIA GOLDFIELDS PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Drill Rig

In April 2005, the Company’s new drill rig and support vehicle was delivered. The unit is a combination Reverse Circulation (RC) and Rotary Air Blast (RAB) drill rig with a rod storage capacity of 14 tonnes.  In order to ensure maximum mobility and efficiency, the drill rig was assembled on a reconditioned Samil 100 truck and is coupled with an Ingersoll Rand XHP900SCAT air compressor. A similar truck fitted with a 3,000 litre water tank and a 3,000 litre diesel tank will be used to support drilling operations.

Accessory equipment includes 200 metre sets of RAB and RC drill rods with percussion hammers and drill bits and basic spares that should ensure continuity of drilling for at least 6 months. The spares and stores will be accommodated in Mwanza in a store house / maintenance depot consisting of two storage containers and an office which are presently being refurbished.   The drill management team working out of the Company's Mwanza office gathered the necessary documents and crews ready for the drill program. The entire crew attended a safety and first aid course conducted by the Company's security contract company, Knight Support Tanzania Ltd.

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

Protocols have been developed relating to the selection and analysis of sample materials and specially trained crews have been put into the field to gather samples for analysis.  In addition, a biogeochemistry laboratory has been established in Mwanza for the preparation of sample materials which are then sent to independent laboratories.  The Company examined the possibility of protecting its internally developed biogeochemical methodology via international laws governing intellectual property and has submitted a Patent application which is currently pending legal review.

Sampling confirmed that biogeochemical data sets in the Geita Project area are sensitive to seasonal variations which are consistent with published information. During March, a total of 3066 samples and 1533 duplicates were prepared in the Mwanza biogeochemical laboratory, reflecting the scope of the Company's biogeochemical initiative.

A total of 770 biogeochemical samples were taken during the month of March from the Kanagele  project area which covers prospective greenstones and some recent fluvial sediments. Additionally, the Nungwiza E license was botanically mapped by the Company's biogeochemical field crew to establish plant associations and gold distribution patterns.  During April 2005, a total of 1766 samples and 1766 duplicates were prepared at the Mwanza lab.

Item 5.

Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended August 31, 2005, 2004 and 2003, and should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

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

Amounts recovered from third parties to earn an interest in the Company’s mineral properties are applied as a reduction of the deferred exploration costs.  The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

Overhead costs directly related to exploration are allocated to the mineral properties explored during the year and are deferred and amortized using the same method applied to property-specific exploration costs.  All other overhead and administration costs are expensed in the year they are incurred.

For the purposes of United States generally accepted accounting principles (“US GAAP”), the Company expenses all exploration expenditures made prior to commercially mineable deposits being identified.  Property acquisition costs are capitalized as incurred and are subject to impairment analysis on occurrence of a triggering event.   See Note 11(a) of the Consolidated Financial Statements of the Company.

The Consolidated Financial Statements utilize estimates and assumptions principally regarding mineral properties, going concern and future income taxes, that reflect management’s expectations at the date of preparation.  Events or circumstances in the future, many of which are beyond the control of the Company, may impact these expectations and accordingly could lead to different assumptions and estimates from those utilized.  Factors that could impact the estimates and assumptions that were made at the date of preparation of the Consolidated Financial Statements have been previously discussed under the heading “Risk Factors”.

A.

Operating Results

The following discussion and analysis of the financial condition and operating results of the Company for the three years ended August 31, 2005, 2004 and 2003 should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with Canadian GAAP.  The discussion and analysis set for the below covers the results measured under Canadian GAAP.  Material differences between the application of Canadian GAAP and U.S. GAAP to the Company’s audited financial statements exist as described in Note 11 to the Consolidated Financial Statements.

Fiscal year ended August 31, 2005 compared to fiscal year ended August 31, 2004

The loss before income tax in 2005 was $3,578,628; a $1,962,264 increase from last year’s loss before income taxes of $1,616,364. The major reason for the higher loss before income taxes in 2005 was the write-off of deferred mineral property and exploration costs of $1,629,932 on the abandonment of certain mineral properties in 2005.  There was no abandonment or write-off of deferred exploration costs the previous year. A loss on foreign exchange of $134,650 was incurred in 2005 as compared to a gain of $48,630 in 2004.  The 2005 foreign exchange loss  is a result of exchange-related losses associated with the decline in value of the US dollar and Tanzanian shilling relative to the Canadian dollar.  Net interest earned has decreased from $30,626 for the year ending August 31, 2004 to an expense of $11,488 for the current year-end.  The reduction in interest earned is a reflection of the sale of high interest yielding bonds and includes interest paid on the interim financing and the Company’s capital lease obligation for the Company’s drill rig.  The increase in insurance expense from $65,744 for the year ending August 31, 2004 to $97,412 for the current year and the increase in amortization from $54,643 for the year ending August 31, 2004 to $88,981 for the current year are both attributable to the acquisition of the drill rig and its ancillary equipment.  The increase in Transfer Agent and Listing fees from $68,895 for the year ended August 31, 2004 to $140,166 is largely due to the listing on the American Stock Exchange.  The increase in Salaries and Benefits from $604,368 for  the year ending August 31, 2004 to $691,059 for the current year is a result of both a larger staff to accommodate the operation of the drill rig and a higher wage level to remain competitive  with local salary scales.  Some of these increased expenses have been offset by a reduction in Professional Fees from $201,167 for the year ending August 31, 2004 to $147,333 for the current year and a reduction in Property Investigation costs from $254,991 for the year ending August 31, 2004 to $133,627 for the current year.  Professional Fees were reduced due to the successful initial completion of the Form 20-F in the prior year and Property Investigation Costs have decreased due to the focus on exploring properties held in inventory rather than increasing our portfolio of properties.  The Company recorded a recovery in capital taxes during the year end August 31, 2004 of $46,052, and no such recovery was incurred in the 2005 year.

The Company recorded a non-cash future income tax recovery of $647,565 during the year ended August 31, 2005 due to additional tax basis accumulating in Tanzania in excess of the carrying value of mineral properties and deferred exploration costs.  No such recovery was recorded in the prior year, resulting in a loss for the year of $2,931,063 compared to a loss of $1,616,364 in the prior year.

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

Inflation

Historically, inflation has not affected the Company’s business in the current locations where it is doing business and the Company does not expect it to affect the Company’s operations in the future.

B.

Liquidity and Capital Resources

The Company had $1,395,468 in cash at August 31, 2005, compared to $1,067,448 in cash and $415,201 in short term investments as at August 31, 2004.  The Company had working capital of $1,388,906     at August 31, 2005, compared to $1,918,901 at August 31, 2004.  Although the Company believes it has enough resources through working capital and share subscription agreements to finance operations for its 2006 fiscal year, ultimately the Company will need to obtain additional financing to sustain operations at the present rate of activity.  Historically, the Company has raised funds through equity financing, entering into joint venture or royalty agreements with other mining companies, and the exercise of options and warrants to fund its operations.  The Company’s funding requirements by major expenditure category, listed in order of priority are:

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

In February 2005, the Company completed the twenty-fourth (24) tranche of a twenty-four (24) tranche private placement pursuant to a Subscription Agreement dated March 5, 2003 made between the Company and James E. Sinclair, Chairman and Chief Executive Officer of the Company:

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

(k)

January 13, 2004 – 77,785 common shares at a price of $1.607 per share;

(l)

February 24, 2004 – 82,508 common shares at a price of $1.515 per share;

(m)

March 26, 2004 – 83,001 common shares at a price of $1.506 per share;

(n)

April 29, 2004 – 82,946 common shares at a price of $1.507 per share;

(o)

May 20, 2004 – 98,580 common shares at a price of $1.268 per share;

(p)

July 2, 2004 – 110,035 common shares at a price of $1.136 per share;

(q)

August 16, 2004 – 107,759 common shares at a price of $1.16 per share;

(r)

September 27, 2004 – 109,361 common shares at a price of $1.143 per share;

(s)

October 18, 2004 – 108,696 common shares at a price of $1.15 per share;

(t)

November 10, 2004 – 101,461 common shares at a price of $1.232 per share;

(u)

November 22, 2004 – 95,493 common shares at a price of $1.309 per share;

(v)

December 8, 2004 – 97,050 common shares at a price of $1.288 per share;

(w)

January 13, 2005 – 111,210 common shares at a price of $1.124 per share; and

(x)

February 8, 2005 – 120,077 common shares at a price of $1.041 per share.

The Company also completed a $1,000,000 private placement pursuant to a separate Subscription Agreement dated January 5, 2004 between the Company and James E. Sinclair for 622,278 common shares at a price of $1.607 per share.

On January 13, 2005, the Company entered into private placement subscription agreement with the Company’s Chairman and C.E.O. for the purchase of an aggregate of $3,000,000 worth of common shares of the Company in eight separate quarterly tranches of $375,000 each.  As at August 31, 2005 the Company has completed the following two (2) tranches of the eight (8) tranche private placement:

(a)

May 9, 2005 – 382,653 common shares at a price of $0.98 per share;

(b)

August 18, 2005 – 259,516 common shares at a price of $1.445 per share; and

on November 2, 2005, the Company’s Chairman and C.E.O. proceeded with the third quarterly tranche of $375,000 consisting of 133,929 common shares at a price of $2.80 per share.

On June 20, 2005 the Company completed a $1,000,000 private placement pursuant to a separate Subscription Agreement between the Company and James E. Sinclair for 819,000 common shares at a price of $1.221 per share.

On September 30, 2005 the Company completed a $950,000 private placement pursuant to a separate Subscription Agreement with the Company’s Chairman and C.E.O. for the purchase of  442,478 common shares at a price of $2.147 per share.

Mineral Property Projects:

As at August 31, 2005 amounts capitalized in respect of mineral properties were $19,739,275, a decrease  from August 31, 2004 when the balance was $19,853,296 and an increase from August 31, 2003 when the balance was $18,672,446.

During the fiscal year ended August 31, 2005, the Company capitalized mineral property exploration costs of $1,515,911 (net of option payments received of $301,191) on its mineral resource properties.  The Company wrote off $1,629,932 in exploration expenditures on areas abandoned in the year ended August 31, 2005.

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

For information on the Company’s commitments for property and rental payments, refer to Item 4.

C.

Research and Development, Patents and License, etc.

Not Applicable.

D.

Trend Information

No known trend.

E.

Off Balance Sheet Arrangements

The Company has no material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition.

F.

Tabular Disclosure of Contractual Obligations

The following table sets out the Company’s known contractual obligations as of the latest fiscal year end:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Vancouver Office Lease(1)	$15,750	$15,750	Nil	Nil	Nil
Capital Lease	US$209,034(2)	US$43,248	US$86,497	US$79,289	Nil

(1)

Expires on May 31, 2006

(2)

Includes finance charges

Item 6.

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following is a list of the Company’s current directors and officers.  The directors named below were all re-elected by the Company’s shareholders on February 24, 2005:

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
Marek J. Kreczmer Vancouver, British Columbia Director

President of the Company from 1991 to December, 2003; Chairman of the Technical Committee since October, 2003.  Director and President of Northwestern Mineral Ventures Inc. since October 2005;  Director of Golden Patriot Mining Inc. since 2003; Director of Soho Resources since January 2004; Director of Global Sortweb.com Inc. since August 2004; and  Director of Northern Canadian Minerals Inc. since September 2005.

July 24, 1991

Ulrich E. Rath Toronto, Ontario Director

President and CEO and Director of Chariot Resources Ltd.;  Former President, CEO and Director of Chimera Gold Corp.; Chief Executive Officer, Compania Minera Milpo (Peru) from May, 1999 to April, 2002; Chief Executive Officer, EAGC Ventures Ltd. from May, 2002 to April, 2003.

October 7, 2003
Anton Esterhuizen Johannesburg, South Africa Director	Managing Director, Pangea Exploration (Pty)	January, 2001
William Harvey Sharon, Connecticut Director	Psychologist	April 30, 2002
Rosalind Morrow Willowdale, Ontario Director	Lawyer; Partner, Borden Ladner Gervais LLP	October 20, 2003
Dr. Norman Betts Storeytown, New Brunswick Director	Associate Professor, Faculty of Business Administration, University of New Brunswick	January 4, 2005

Directors and Senior Management

James E. Sinclair

Chairman, Chief Executive Officer and Director

Mr. Sinclair became Chairman and CEO of the Company following the Company’s acquisition in April, 2002 of Tanzam, a Tanzanian gold exploration company formerly controlled by the Sinclair family.  Mr. Sinclair, aged 64, devotes his full time to the business and affairs of the Company.

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

She earned her Masters of Business Administration with a specialization in Accounting in 1998 and her Bachelors of Science in Finance in 1990.  Ms. Luis, aged 36, devotes her full time to the business and affairs of the Company.

Jonathan G. Deane, M.Sc. (Geol.), B.Sc. (Honors)

President

Prior to his association with the Company, he held various positions with Gold Fields Namibia, including Senior Exploration Geologist, from 1988 to 1994 and Senior Mine Geologist with Otjihase Copper Mine, Central Namibia from April, 1994 to July, 1996.

Mr. Deane, aged 44, devotes his full time to the business and affairs of the Company.

Marek J. Kreczmer, M.Sc. (Geol.), B.Sc. (Geol.)

Director

Mr. Kreczmer was the President of the Company since its inception in 1991until December 31, 2003.  He established the Company's operating subsidiary in Tanzania, Tancan Mining Company Limited (“Tancan”).  Mr. Kreczmer has initiated, formed and operated several exploration joint ventures with senior gold companies.  He is responsible for representing the Company's interests in various management and technical committees required to operate these joint ventures, and is currently the Chairman of the Technical Committee of the Company.  Jonathan Deane, President of the Company, has assumed Mr. Kreczmer’s former responsibilities for the day-to-day management and administration of the Company’s exploration programs, and local negotiations for new property acquisitions.  Mr. James Sinclair, Chairman and Chief Executive Officer, has assumed Mr. Kreczmer’s former responsibilities for strategic planning and negotiations for major acquisitions.

Currently Mr. Kreczmer is Director and President of  Northwestern Mineral Ventures Inc.  He is a director of Golden Patriot Mining Inc., a Canadian company exploring for minerals in India.  Mr. Kreczmer is also a Director of  Soho Resources Corp., a Canadian company exploring for minerals in Mexico, and a Director of Northern Canadian Minerals Inc., a Canadian company exploring for minerals in Canada.

Mr. Kreczmer has an extensive background in the mineral exploration business.  He was a project geologist for two leading Canadian explorers, Cameco and Granges Exploration.  The exploration focus for these companies included base metals, uranium and gold.  His responsibilities included all aspects of administering the exploration budget, on-site field management, and the set-up and establishment of an exploration team to deal with specific project objectives.  Mr. Kreczmer, aged 54, devotes approximately 10% of his time to the business and affairs of the Company.

Ulrich E. Rath

Director

Mr. Rath has a wide range of experience in the mining industry, and has specific experience in South Africa and Peru.  Currently Mr. Ulrich Rath is the President and CEO and Director of Chariot Resources Ltd., a junior resource company focused on the exploration, acquisition and development of copper and precious metal mineral deposits in the Andes region of Latin America.  As the former President, CEO and Director of Chimera Gold Corp. Ulrich Rath was responsible for facilitating the $US67 million acquisition of gold operations in the East Rand region of South Africa that now produce more than 200,000 ounces gold per annum. Subsequently, the Board of Chimera agreed to a 1:1 merger with Bema Gold Corp.  He was formerly the CEO and a director of EAGC Ventures Inc. and the CEO and director of Compania Minera Milpo.   Mr. Rath was also formerly Vice-President, Corporate Development, for Rio Algom Ltd. from December 1992 to October 1998.  Rio Algom Ltd. was a U.S. reporting issuer, whose common shares were listed on the American Stock Exchange.  Mr. Rath, aged 58, devotes approximately 10% of his time to the business and affairs of the Company.

Anton Esterhuizen

Director

Mr. Esterhuizen is based in Johannesburg, South Africa is currently the Managing Director of Pangea Exploration (Pty) Ltd., a South African company with exploration interests in Africa and South America and not related to Pangea Goldfields Inc.  Mr. Esterhuizen developed the exploration model which led to the discovery of the Tulawaka gold deposit.  He successfully managed Pangea Goldfields’ gold and mineral sands exploration in East Africa until July, 2000 when that company was sold to Barrick.  Mr. Esterhuizen, aged 54, devotes approximately 15% of his time to the business and affairs of the Company.

Dr. William Harvey, B.A., Ph.D.

Director

Dr. Harvey is presently a consultant and technical expert to a variety of research centres and state and federal programs in the United States.  He is a consultant to: National Drug Information Centre for Families in Action; American Institute of Research; Office of Juvenile Justice & Delinquency Prevention; National Institute on Drug Abuse; and National Institute on Alcoholism and Alcohol Abuse.  He is involved in the formulation of new programs and policies aimed at the betterment of society.  The Sinclair family has already made a significant donation to a private trust, The Tanzanian Relief Fund, which in turn has funded the hospital at Bulyanhulu.  Dr. Harvey will expand the role which the Company has at the local level to ensure that stakeholder interests are addressed.  Dr. Harvey, aged 72, devotes approximately 10% of his time to the business and affairs of the Company.

Rosalind Morrow, B.A., B.Ed., LL.B.

Director

Ms. Morrow’s practice includes a special emphasis on financings and acquisitions for the financial services and communications industry sectors, project and government financings, and corporate governance.  She advises issuers, underwriters, and investors in connection with debt and equity offerings and investments, including domestic and trans-border public offerings and private placements, capital restructurings and corporate and securities law compliance.  Ms. Morrow devotes approximately 10% of her time to the business and affairs of the Company.

Dr. Norman Betts, Ph.D.

Director

Dr. Betts is an Associate Professor, Faculty of Business Administration, University of New Brunswick (UNB) Canada and is a Fellow of the New Brunswick Institute of Chartered Accountants (FCA). He also serves as a director and chair of the Audit Committee of Minacs Worldwide Inc. and Slam Exploration Ltd. in addition to being a director and member of the Audit Committee of Tembec Inc. and the New Brunswick Power Corporation.

Dr. Betts is a co-chair of the Board of Trustees of the UNB Pension Plan for Academic Employees and is a director of the Nature Conservancy for the Atlantic region.  A former Finance Minister and Minister of

Business with the Province of New Brunswick, Dr. Betts was awarded a PhD in Management from the School of Business at Queen’s University in Kingston, Ontario in 1992.

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

except for Mr. James E. Sinclair who entered into a settlement agreement dated July 22, 1998 with the British Columbia Securities Commission and paid a fine of $2,000 in connection with the issuance of a news release and proxy circular prepared in connection with a proxy contest for Sutton Resources Ltd. (“Sutton”), a reporting issuer of which Mr. Sinclair was a director, which contained a statement which was not accurate, since the statement was not properly qualified to distinguish between the acquisition cost and current market cost of the Sutton shares in question.

Personal Bankruptcies

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has, within the 10 years before the date of this Annual Report, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets of the director or officer.

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

The following table sets forth particulars concerning the compensation since their appointments of the executive officers, as defined in Form 51-102F6 prescribed by the “Regulations” under the Securities Act of the Province of Alberta, for the Company’s last three fiscal years ended August 31, 2005:

Name and Principal Position (a)	Fiscal Year (b)	Annual Compensation			Long Term Compensation			All Other Compen- sation ($) (i)
		Salary ($) (c)	Bonus ($) (d)	Other Annual Compen- sation ($) (e)	Awards	Shares or Units Subject to Resale Restrictions (g)	Payouts
					Securities under Options Granted (#) (f)		LTIP Payouts (h)
James E. Sinclair, Chief Executive Officer	2005 2004 2003	$36,861 $119,100 $105,968	Nil Nil Nil	$10,000 $10,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Victoria Luis, Secretary & Chief Financial Officer	2005 2004 2003	$61,362 $66,430 $61,886	$5,066 $4,792 $5,625	$10,000 $10,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jonathan G. Deane, President	2005 2004 2003	$125,973 $113,974 N/A	$Nil $5,574 N/A	$6,000 $4,020 N/A	Nil Nil N/A	Nil Nil N/A	$6,299 $5,583 N/A	Nil Nil N/A

The Company has not set aside or accrued any funds for pension, retirement or similar benefits.

Long Term Incentive Plan Awards to Named Executive Officers

The Company has made no long-term incentive plan awards during the fiscal year ended August 31, 2005, to any executive officers of the Company, and none are proposed.

Options and SAR’s Exercised by Named Executive Officers

The following options were exercised during the fiscal year ended August 31, 2005 by the named executive officers:

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at August 31, 2005 (#) Exercisable/ Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at August 31, 2005 ($) Exercisable/ Unexercisable (e)
James E. Sinclair, CEO	Nil	N/A	Nil	N/A
Victoria Luis, Chief Financial Officer and Secretary	Nil	N/A	37,500	$45,750.00
Jonathan Deane, President	N/A	N/A	N/A	N/A

C.

Board Practices

The directors of the Company serve a one year term and are elected at the Annual General Meeting of shareholders.  At the last Annual General Meeting, held on February 24, 2005, the shareholders elected James E. Sinclair, Marek J. Kreczmer, Victoria Luis, Anton Esterhuizen, William Harvey, Rosalind Morrow, Norman

Betts and Ulrich E. Rath as directors.  The officers of the Company are elected by the Board serve at the pleasure of the Board.

The Company has an audit committee consisting of Ulrich E. Rath, Rosalind Morrow, William Harvey and Dr. Norman Betts.  The roles and responsibilities of the audit committee have been specifically defined as described in the Company’s Information Circular dated January 5, 2005, and include responsibilities for overseeing management reporting on internal control.  The audit committee has direct communication channels with the external auditors.

The Company also has a compensation committee (the  “Audit and Compensation Committee”) comprised of Ulrich E. Rath, Rosalind Morrow, William Harvey and Dr. Norman Betts.  The Audit and Compensation Committee periodically reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and Africa, level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

The Company has formed a Technical Committee comprised of Marek J. Kreczmer (Chairman), Ulrich E. Rath, Anton Esterhuizen, and Jonathan G. Deane.  The Committee sets the definitive exploration policy for the Company and reports directly to the Board of Directors.

Directors’ Fees and Stock Option Plan

The Board of Directors has recently implemented an arrangement to compensate directors for their services to the Company by the payment of $10,000 per annum, and $2,500 per committee served by each director.

In addition to these arrangements, directors are also compensated by the Company for their services in their capacity as directors under a Stock Option Plan (the “Plan”).  The Plan is administered by the Company’s Board of Directors and options are granted at their discretion.  The number of shares reserved and available for issue under the Plan shall not exceed 8,144,132 or such greater number of shares as may be determined by the Board and approval, if required, by the shareholders of the Company and by any relevant stock exchange or other regulatory authority.  Options must expire no later than five years from the date such options are granted.  As of April 3, 2003, the Board resolved that the Company will not to grant any further options under the Plan  and that upon exercise or expiration of all stock options currently outstanding, the Plan be terminated.  There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors; however, directors’ fees of $92,986 were paid to directors during the fiscal year ended August 31, 2005, prior to implementing the compensation package described above.

Employee Share Ownership Plan

By an agreement dated May 1, 2003, the Company appointed Olympia Trust Company of Calgary, Alberta, as trustee (the “Trustee”) to manage and administer an employee share ownership plan (“ESOP”).  Under the ESOP, eligible employees, directors, and consultants can elect to contribute up to 30% of their salary or compensation on a monthly basis for investment by the Trustee in shares of the Company.  The Company will contribute funds equal to 100% of the employee’s contribution up to an amount equal to 5% or less of the employee’s salary.  The Company will contribute funds equal to 50% of the employee’s contribution for the next 6% to 30% inclusive of the employee’s salary.  All share purchases will be at market prices at the time of purchase, through the facilities of the Toronto Stock Exchange using registered representatives.  To date, nine participants have purchased a total of 156,053 common shares under the ESOP.  The average monthly participant contributions are $4,293 and the Company’s matching contribution is $3,747 per month.

Employment Agreements

There are currently no service or employment contracts with directors or officers of the Company, except for the employment contract dated June 8, 2004 with Jonathan Deane, President of the Company, which provides for a remuneration of US$375 per day, on an after tax basis, and payable monthly, plus employee benefits including accommodation and board in Mwanza at the Company’s staff house.

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

The Company also contracts three or more persons on a full time or part time basis as dictated by the exploration activities on its properties.  The full time and temporary employees of the Company as at the most recent fiscal year end can be grouped according to main category of activity and geographic location as follows:

Location	Category	Full Time Employees	Temporary Employees	Full Time Consultants	Part Time Consultants
Vancouver, Canada	Administration	1	Nil	Nil	1
	Exploration	1	Nil	Nil	Nil
Mwanza, Tanzania	Administration	5	Nil	Nil	Nil
	Exploration	25	Nil	2	1
Dar es Salaam, Tanzania	Administration	2	Nil	1	Nil
	Exploration	Nil	Nil	Nil	Nil
Connecticut, USA	Administration	Nil	Nil	2	1
	Exploration	Nil	Nil	Nil	Nil

E.

Share Ownership

The following table sets forth the share ownership of the directors and officers of the Company as of August 31, 2005:

Name of Owner	Number of Shares	Percent
James E. Sinclair	3,327,315	3.9%
Marek J. Kreczmer	263,066	0.3%
Victoria Luis	230,000	0.2%
Ulrich E. Rath	Nil	N/A
Anton Esterhuizen	150,000	0.1%
William Harvey	345,000	0.4%
Rosalind Morrow	404,100	0.4%
Norman Betts	2,000	<0.01%
Jonathan G. Deane	18,811	<0.01%

Options Granted to Directors and Officers During the Fiscal Year Ended August 31, 2005

No stock options were granted to directors or officers during the fiscal year ended August 31, 2005, or subsequent thereto, to the date of this Annual Report.

Outstanding Options

The following information as of August 31, 2005, reflects outstanding options held by directors and officers of the Company:

Name	No. of Shares	Date of Grant	Exercise Price	Expiration Date
Marek J. Kreczmer	250,000	May 3, 2002	$0.79	May 3, 2007
Victoria Luis	37,500	May 3, 2002	$0.79	May 3, 2007
William Harvey	75,000	May 3, 2002	$0.79	May 3, 2007
Options held by officers and directors as a group:	362,500

Item 7.

Major Shareholders and Related Party Transactions

A.

Major Shareholders

As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government.  The Company has no knowledge of any arrangements which at a subsequent date would result in a change of control.  All of the Company’s issued common shares rank equally as to voting rights, dividends, and any distribution of assets on winding-up or liquidation.

As of August 31, 2005, the Company knows of no person who owned more than five (5%) of the outstanding shares of each class of the Company’s voting securities.

The following table sets out the portion of common shares of the Company held by registered shareholders in Canada, the United States of America, and all other countries by total number of holders, total shareholdings, percentage of total issued shares, and percentage of total holders as at August 31, 2005:

Jurisdiction Shareholders of Record	No. of Shareholders	No. of Common Shares	Percentage of Total Issued Shares	Percentage of Total Holders
United States	269	34,865,835	41.13%	74%
Canada	76	49,544,720	58.44%	21%
Other Countries	17	365,499	0.43%	5%
TOTAL	362	84,776,054	100%	100%

B.

Related Party Transactions

Financing

The Company completed a private placement pursuant to a Subscription Agreement dated March 5, 2003 made between the Company and James E. Sinclair to purchase common shares of the Company over a two-year period representing a value between $1,500,000 and $3,000,000.  Mr. Sinclair agreed to conduct these share purchases in 24 separate tranches, each tranche having a minimum subscription of $62,500.  At the sole option of Mr. Sinclair, each tranche may have been increased to a maximum of $125,000.  The price paid for the shares was equal to the weighted average trading price of the Company’s shares for the last five consecutive trading days of each month immediately preceding the closing of each tranche.

As at August 31. 2005, Mr. Sinclair completed the following twenty-four (24) of twenty-four (24) tranches:

(a)

March 19, 2003 - 58,480 common shares at a price of $1.71 per share;

(b)

April 11, 2003 - 73,368 common shares at a price of $1.363 per share;

(c)

May 15, 2003 - 101,875 common shares at a price of $1.227 per share;

(d)

June 26, 2003 - 77,930 common shares at a price of $1.604 per share;

(e)

July 30, 2003 - 88,968 common shares at a price of $1.405 per share;

(f)

August 27, 2003 – 73,443 common shares at a price of $1.702 per share;

(g)

September 26, 2003 - 65,445 common shares at a price of $1.91 per share;

(h)

October 21, 2003 - 68,757 common shares at a price of $1.818 per share;

(i)

November 21, 2003 - 76,876 common shares at a price of $1.626 per share;

(j)

December 12, 2003 - 66,525 common shares at a price of $1.879 per share;

(k)

January 13, 2004 – 77,785 common shares at a price of $1.607 per share;

(l)

February 24, 2004 – 82,508 common shares at a price of $1.515 per share;

(m)

March 26, 2004 – 83,001 common shares at a price of $1.506 per share;

(n)

April 29, 2004 – 82,946 common shares at a price of $1.507 per share;

(o)

May 20, 2004 – 98,580 common shares at a price of $1.268 per share;

(p)

July 2, 2004 – 110,035 common shares at a price of $1.136 per share;

(q)

August 16, 2004 – 107,759 common shares at a price of $1.16 per share;

(r)

September 27, 2004 – 109,361 common shares at a price of $1.143 per share;

(s)

October 18, 2004 – 108,696 common shares at a price of $1.15 per share;

(t)

November 10, 2004 – 101,461 common shares at a price of $1.232 per share;

(u)

November 22, 2004 – 95,493 common shares at a price of $1.309 per share;

(v)

December 8, 2004 – 97,050 common shares at a price of $1.288 per share;

(w)

January 13, 2005 – 111,210 common shares at a price of $1.124 per share; and

(x)

February 8, 2005 – 120,077 common shares at a price of $1.041 per share.

The Company completed a $1,000,000 private placement pursuant to a separate Subscription Agreement dated January 5, 2004 between the Company and James E. Sinclair for 622,278 common shares at a price of $1.607 per share.

Pursuant to a Subscription Agreement dated January 13, 2005 made between the Company and James E. Sinclair, Mr. Sinclair has subscribed for a placement of common shares of the Company for aggregate proceeds to the Company of C$3,000,000.  Mr. Sinclair has agreed to subscribe for eight (8) quarterly tranches of C$375,000 each, commencing February 1, 2005.  The pricing of each quarterly tranche will be based on the weighted average trading price of the Company’s common shares for the last five consecutive trading days of each quarterly period.  Each tranche is subject to approval by the Toronto Stock Exchange and American Stock Exchange.  As at August 31, 2005 the Company has completed the following two (2) tranches of the eight (8) tranche private placement:

(a)

May 9, 2005 – 382,653 common shares at a price of $0.98 per share;

(b)

August 18, 2005 – 259,516 common shares at a price of $1.445 per share; and

on November 2, 2005, the Company’s Chairman and C.E.O. proceeded with the third quarterly tranche of $375,000 consisting of 133,929 common shares at a price of $2.80 per share.

On June 20, 2005 the Company completed a $1,000,000 private placement pursuant to a separate Subscription Agreement between the Company and James E. Sinclair for 819,000 common shares at a price of $1.221 per share.

On September 30, 2005 the Company completed a $950,000 private placement pursuant to a separate Subscription Agreement with the Company’s Chairman and C.E.O. for the purchase of  442,478 common shares at a price of $2.147 per share.

Other

During the year ended August 31, 2005, $44,813 (2004 - $22,435; 2003 - $178,894) was paid or payable by the Company to certain directors and a former director for consulting fees, and $92,986 (2004 - $88,470; 2003 - $5,600) was paid to directors for directors’ fees.

Accounts receivable include advances to related parties of  $46,000 (2004 - $21,000; 2003 - $nil), which consisted of funds advanced to officers and directors for exploration and corporate activities conducted in the normal course of business.  As of the date of this report, this receivable has been received.  Also included in accounts receivable is an amount of $Nil (2004 - $15,291; 2003 - $16,081) payable to certain directors and a former director for consulting fees.

C.

Interest of Experts and Counsel

Not Applicable.

Item 8.

Financial Statements

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of the Company for the fiscal years ended August 31, 2005, 2004 and 2003 with the Report of Independent Registered Public Accounting Firm and Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences, comprised of:

(a)

Consolidated Balance Sheets as of August 31, 2005 and 2004;

(b)

Consolidated Statements of Operations and Deficit for the years ended August 31, 2005, 2004 and 2003;

(c)

Consolidated Statements of Cash Flows for the years ended August 31, 2005, 2004 and 2003; and

(d)

Notes to the consolidated financial statements.

Dividend Policy

The Company has never paid dividends and does not intend to in the near future.

Litigation

There is no outstanding litigation against or otherwise involving the Company.

B.

Significant Changes

None.

Item 9.

The Offering and Listing

A.

Offering and Listing Details

The common stock of the Company was listed on the Toronto Stock Exchange under the symbol “TNX” on October 29, 2001, and prior to that date the Company’s common stock was listed on the Canadian Venture Exchange (“CDNX”), now known as the TSX Venture Exchange.

The common stock of the Company was listed on the American Stock Exchange under the symbol “TRE” on May 12, 2005.

As at August 31, 2005 there were 269 registered shareholders in the United States holding 41.13%  of the Company’s outstanding common stock, representing approximately 74% of the total number of shareholders. The Company’s Common stock is issued in registered form and the percentage of shares reported to be held by registered holders in the United States is taken from the records of the Computershare Trust Company of Canada in the City of Vancouver, the registrar and transfer agent for the common stock.

The number of registered shareholders resident in the United States is attributed as to 4.6% to directors and officers of the Company who are United States residents; a further 6.5% held by United States residents who are immediate family members of a director and officer of the Company; a further 0.7% by United States residents who were formerly shareholders of Tanzam; and the balance of 29.33% are United States residents who have purchased shares in the secondary market, through the facilities of the Toronto Stock Exchange or American Stock Exchange.

The high and low prices expressed in Canadian dollars on the Toronto Stock Exchange for the Company’s common stock for the last six months and for each quarter for the last three fiscal years:

	Toronto Stock Exchange (Canadian Dollars)
Last Six Months	High	Low	Volume
October 2005	$3.07	$2.60	3,975,234
September 2005	$3.48	$2.00	7,846,982
August 2005	$2.11	$1.46	4,091,058
July 2005	$1.55	$1.26	1,378,549
June 2005	$1.34	$1.02	1,295,494
May 2005	$1.16	$0.89	1,851,700

2004-2005	High	Low	Volume
Fourth Quarter ended August 31, 2005	$2.11	$1.02	6,765,101
Third Quarter ended May 31, 2005	$1.16	$0.88	6,777,842
Second Quarter ended February 20, 2005	$1.27	$0.91	10,358,012
First Quarter ended November 30, 2004	$1.57	$1.06	10,078.220

2003-2004	High	Low	Volume
Fourth Quarter ended August 31, 2004	$1.42	$0.99	4,590,068
Third Quarter ended May 31, 2004	$1.58	$1.02	7,170,606
Second Quarter ended February 29, 2004	$1.90	$1.46	10,584,543
First Quarter ended November 30, 2003	$2.10	$1.46	15,207,219

Last Five Fiscal Years	High	Low
2005	$2.11	$0.88
2004	$2.10	$0.99
2003	$2.10	$0.65
2002	$1.05	$0.20
2001*Commenced trading Oct. 29, 2001	N/A	N/A

	American Stock Exchange (US Dollars)
Last Six Months	High	Low	Volume
October 2005	$2.58	$2.28	12,148,000
September 2005	$2.99	$1.82	15,383,000
August 2005	$1.76	$1.25	6,760,000
July 2005	$1.27	$1.04	2,754,000
June 2005	$1.09	$0.85	3,166,000
May 2005	$0.92	$0.73	1,271,000

2004-2005	High	Low	Volume
Fourth Quarter ended August 31, 2005	$1.76	$0.85	12,680,000
Third Quarter ended May 31, 2005* (*Commenced trading May 12, 2005)	$0.92	$0.73	1,271,000

B.

Plan of Distribution

Not Applicable.

C.

Markets

The Company’s common stock is listed on the Toronto Stock Exchange under the trading symbol “TNX” and on the American Stock Exchange under the trading symbol “TRE”.

D.

Selling Shareholders

Not Applicable.

E.

Dilution

Not Applicable.

F.

Expenses of the Issue

Not Applicable.

Item 10.

Additional Information

A.

Share Capital

As of April 3, 2003, the Board resolved that the Company authorize for issuance up to a maximum 91,000,000 common shares, subject to further resolutions of the Company's Board of Directors, from time to time.  Of the 91,000,000 common shares authorized, without par value, 84,776,054 shares were issued and outstanding as of August 31, 2005.

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

The following table reconciles the total number of shares outstanding for the last three fiscal years:

	No. of Shares	Amount
Total Outstanding Shares at August 31, 2002	74,714,203	$35,821,706
Add: Stock Options Exercised for cash	2,454,000	$ 1,255,700
Issued on Exercise of Warrants	2,549,275	$ 1,544,565
Issued for cash	474,064	$ 700,000
Collection of previous years subscription receivable	0	$ 102,000
Total Outstanding at August 31, 2003	80,191,542	$39,423,971
Add: Stock Options Exercised for cash	730,000	$ 346,500
Issued for cash	1,477,050	$ 2,250,000
Issued for share subscription previously received	65,445	$ 125,000
Total Outstanding at August 31, 2004	82,464,037	$42,145,471
Add: Stock Options Exercised for cash	107,500	$ 69,325
Issued for cash	2,204,517	$ 2,625,000
Total Outstanding as at August 31, 2005	84,776,054	44,839,796

Due to the issuance of 20,000,000 common shares for the acquisition of Tanzam in April, 2002, more than 10% of the total outstanding shares have been issued for non-cash consideration within the last five years.

Shares are issued by the Company with the regulatory acceptance of the Toronto Stock Exchange, upon resolution of the Board of Directors of the Company.  There are a total of 84,776,054 common shares issued and a further 417,500 common shares reserved for issuance under outstanding stock options.

B.

Articles of Association and Bylaws

The Company was originally incorporated under the corporate name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta).

The Articles of 424547 Alberta Ltd. were amended on August 13, 1991 as follows:

•

the name of the Company was changed to its present name, “Tan Range Exploration Corporation”;

•

the restriction on the transfer of shares was removed; and

•

a new paragraph regarding the appointment of additional directors was added as follows:

“(b)

The Directors, may, between annual general meetings, appoint one or more additional directors of the Company to serve until the next annual general meeting, but the number of additional Directors shall not at any time exceed one-third (1/3) of the number of Directors who held office at the expiration of the last annual meeting of the corporation.”

The Company was registered in the Province of British Columbia as an extra provincial company under the Company Act (British Columbia) on August 5, 1994.

The Articles of the Company were further amended on February 15, 1996 as follows:

•

the provisions of the Articles authorizing the issue of Class “B” Voting shares, Class “C”

Non-Voting shares and Class “D” Preferred shares were deleted;

•

Class “A” voting shares were redesignated as Common shares; and

•

a provision was added to allow meetings of shareholders to be held outside Alberta in either of the cities of Vancouver, British Columbia or Toronto, Ontario.

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

The rights of shareholders cannot be changed without a special resolution of at least 2/3 of the votes cast by the shareholders who voted in respect of the resolution, and separate classes of shareholders are entitled to separate class votes.  Any such alteration of shareholder’s rights would also require the regulatory acceptance of the Toronto Stock Exchange.  There are no provisions of the Company’s Articles or Bylaws that would have the effect of delaying, deferring, or preventing a change of control of the Company, and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company (or any of its subsidiaries).

The Company’s Shareholder Rights Plan was allowed to expire on April 19, 2005.  This program, which was introduced in 2000, was implemented as a means of delaying an acquisition by a suitor by a potential increase in share capital.  It is the opinion of management that in today’s strict corporate governance environment that renewal of this program was not in the best interest of the Company.  It should be noted that the Company neither has nor expects a suitor at this time.

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

At least half of the directors of the Company should be persons ordinarily resident in Canada and all must be at least 18 years of age.  At least half of the Company’s directors are not Canadian residents; however, this has no material adverse effect on the Company’s operations.  There is no minimum share ownership to be a Director.  No person shall be a Director of the Company who is not capable of managing their own affairs; is an undischarged bankrupt or who is a person who is not an individual.

Shareholders

An annual general meeting shall be held once in every calendar year at such time and place as may be determined by the directors.  A quorum at an annual general meeting and special meeting shall be two shareholders or one or more proxy holder representing two shareholders, or one shareholder and a proxy holder representing another shareholder.  There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act, (the “Investment Act”) discussed below under “Item 10. Additional Information, D. Exchange Controls.”

In accordance with Alberta law, directors shall be elected by an “ordinary resolution” which means (a) a resolution passed by the shareholders of the Company in general meeting by a simple majority of the votes cast in person or by proxy, or (b) a resolution that has been signed by all shareholders entitled to vote on the resolution.

Under Alberta law certain items such as an amendment to the Company’s articles or entering into a merger, requires approval by a special resolution, which means (a) a resolution passed by a majority of not less than 2/3 of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the company (b) a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company.

C.

Material Contracts

The following are the material contracts of the Company (other than contracts in the ordinary course of business) entered into within the last two years:

Date	Names of Parties	Description of General Nature of the Contract	Consideration Paid; Terms and Conditions
September 7, 2005	James E. Sinclair and the Company	Subscription Agreement for purchase of 442,478 common shares	$2.147 per share for a total of $950,000
June 20, 2005	James E. Sinclair and the Company	Subscription Agreement for purchase of 819,000 common shares	$1.221 per share for a total of $1,000,000
January 13, 2005	James E. Sinclair and the Company	Subscription Agreement for purchase of common shares over a two year period, in 8 separate quarterly tranches commencing February 1, 2005	The pricing of each quarterly tranche will be based on the weighted average trading price of the Company’s common shares for the last five consecutive trading days of each quarterly period.

September 7, 2004	Northern Mining Explorations Ltd. (“NME”) and the Company	Letter of Intent granting to NME the right to acquire all of the Company’s interests in 3 prospecting licenses

US$10,000, plus up to US$560,000 in installments over the next five years; US$75,000 in exploration work within the next 2 years; up to 12,000 metres in diamond drilling over the next 5 years; and a sliding scale NSR royalty up to 2%

January 5, 2004	James E. Sinclair and the Company	Subscription Agreement for purchase of 622,278 common shares	$1.607 per share for a total of $1,000,000
July 21, 2003	Ashanti Goldfields (Cayman) Limited (“Ashanti”) and the Company	Letter of Intent granting to Ashanti the right to acquire all of the Company’s interests in 9 licenses	Over US$1.4 million over five years; US$800,000 in exploration work; up to 10,000 meters in diamond drilling; and a feasibility study to earn its interests; and payment of a NSR royalty up to 2%
March 18, 2003	Northern Mining Explorations Ltd. (“NME”) and the Company	Amending Letter Agreement to January 20, 2003 agreement	Not applicable
March 5, 2003	James E. Sinclair and the Company	Subscription Agreement for purchase of common shares over a two year period, in 24 separate monthly tranches	Market price at the time of purchase; to date a total of $1,700,002 for 1,078,267 shares, or an average price of $1.58 per share
January 20, 2003	Northern Mining Explorations Ltd. (“NME”) and the Company	Letter of Intent granting to NME the right to acquire all of the Company’s interests in 7 prospecting licenses and one application for license	US$70,000; assuming underlying property payments; feasibility study; pre-production payments; and NSR royalty of up to 2%

D.

Exchange Controls

Canada

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements.  Any such remittances to United States residents are subject to withholding tax.  See “Taxation.”

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Act.  The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares.

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Canada Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company.  An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount, which for 2005 was any amount in excess of $237 million.  A non-Canadian would acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares.  The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Canada Act, including:  (a) an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

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

E.

Taxation

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or of any political subdivision thereof, which has elected to be treated as a corporation for U.S. federal income tax purposes, an estate whose income is taxable in the U.S. irrespective of source, or a trust subject to primary supervision of a court within the U.S. and control of a U.S. fiduciary, and who holds common shares solely as capital property and who owns (directly and indirectly) no more than 5% of the value of the total outstanding stock of the Company (a “U.S. Holder”).  This summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Canada Revenue Agency, and on the current provisions of the

Canada-United States Income Tax Convention, 1980, as amended (the “Treaty”).  Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any U.S.) tax law or treaty.  It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

Each U.S. Holder is advised to obtain tax and legal advice applicable to such U.S. Holder’s particular circumstances.

Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder’s common shares.  The statutory rate of withholding tax is 25% of the gross amount of the dividend paid.  The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder for the purposes of the Treaty.  Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend, but if the U.S. Holder is a corporation that owns at least 10% of the voting stock of the Company and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited after 1996 to such corporate U.S. Holder.  The Company is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U. S. Holder.

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

United States Federal Income Tax Consequences

The following is, in the opinion of the Company after consultation with its professional advisors, a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined above) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Taxation – Canadian Federal Income Tax Consequences” above). Accordingly, holders and prospective holders of common shares of the Company are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of the Company, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

Passive Foreign Investment Company.

The Company believes that it could be a passive foreign investment company (“PFIC”) for United States federal income tax purposes with respect to a U.S. Holder (as defined above).  The Company will be a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held the Company’s shares, either (i) at least 75% of the gross income of the Company for the taxable year is passive income, or (ii) at least 50% of the Company’s assets are attributable to assets that produce or are held for the production of passive income.  In each case, the Company must take into account a pro rata share of the income and the assets of any corporation in which the Company owns, directly or indirectly, 25% or more of the stock by value (the “look-through” rules).  Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income.  As a publicly traded corporation, the Company would apply the 50% asset test based on the value of the Company’s assets.

Because the Company may be a PFIC, unless a U.S. Holder who owns shares in the Company (i) elects (a section 1295 election) to have the Company treated as a “qualified electing fund” (a “QEF”) (described below), or (ii) marks the stock to market (described below), the following rules apply:

1.

Distributions made by the Company during a taxable year to a U.S. Holder who owns shares in the Company that are an “excess distribution” (defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or such U.S. Holder's holding period before the taxable year) must be allocated ratably to each day of such shareholder’s holding period.  The amount allocated to the current taxable year and to years when the Company was not a PFIC must be included as ordinary income in the shareholder’s gross income for the year of distribution.  The remainder is not included in gross income but the shareholder must pay a deferred tax on that portion.  The deferred tax amount, in general, is the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year, plus interest.  The interest charge is at the rate applicable to deficiencies in income taxes.  For a U.S. Holder that is not a corporation, the interest charge is wholly non-deductible.

2.

The entire amount of any gain realized upon the sale or other disposition of the shares will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.

A shareholder that makes a section 1295 election will be currently taxable on his or her pro rata share of the Company’s ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were received. The shareholder’s basis in his or her shares will be increased to reflect taxed but undistributed income.  Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the shares and will not be taxed again as a distribution to the shareholder.

A shareholder may make a section 1295 election with respect to a PFIC for any taxable year of the shareholder (shareholder’s election year).  A section 1295 election is effective for the shareholder’s election year and all subsequent taxable years of the shareholder.  Procedures exist for both retroactive elections and filing of protective statements.  Once a section 1295 election is made it remains in effect, although not applicable, during those years that the Company is not a PFIC.  Therefore, if the Company re-qualifies as a PFIC, the section 1295 election previously made is still valid and the shareholder is required to satisfy the requirements of that election. Once a shareholder makes a section 1295 election, the shareholder may revoke the election only with the consent of the Commissioner.

If the shareholder makes the section 1295 election for the first taxable year of the Company as a PFIC that is included in the shareholder’s holding period, the PFIC qualifies as a pedigreed QEF with respect to the shareholder.  If a QEF is an unpedigreed QEF with respect to the shareholder, the shareholder is subject to both the non-QEF and QEF regimes.  Certain elections are available which enable shareholders to convert an unpedigreed QEF into a pedigreed QEF thereby avoiding such dual application.

A shareholder making the section 1295 election must make the election on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply. A shareholder must make a section 1295 election by completing Form 8621; attaching said Form to its federal income tax return; and reflecting in the Form the information provided in the PFIC Annual Information

Statement or if the shareholder calculated the financial information, a statement to that effect.  The PFIC Annual Information Statement must include the shareholder’s pro rata shares of the ordinary earnings and net capital gain of the PFIC for the PFIC’s taxable year or information that will enable the shareholder to calculate its pro rata shares.  In addition, the PFIC Annual Information Statement must contain information about distributions to shareholders and a statement that the PFIC will permit the shareholder to inspect and copy its permanent books of account, records, and other documents of the PFIC necessary to determine that the ordinary earnings and net capital gain of the PFIC have been calculated according to federal income tax accounting principles.  A shareholder may also obtain the books, records and other documents of the foreign corporation necessary for the shareholder to determine the correct earnings and profits and net capital gain of the PFIC according to federal income tax principles and calculate the shareholder’s pro rata shares of the PFIC’s ordinary earnings and net capital gain.  In that case, the PFIC must include a statement in its PFIC Annual Information Statement that it has permitted the shareholder to examine the PFIC’s books of account, records, and other documents necessary for the shareholder to calculate the amounts of ordinary earnings and net capital gain.  A shareholder that makes a Section 1295 election with respect to a PFIC held directly or indirectly, for each taxable year to which the Section 1295 election applies, must comply with the foregoing submissions.

Because the Company’s stock is “marketable” under section 1296(e), a U.S. Investor may elect to mark the stock to market each year.  In general, a PFIC shareholder who elects under section 1296 to mark the marketable stock of a PFIC includes in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder’s adjusted basis in such stock.  A shareholder is also generally allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over the fair market value as of the close of the taxable year.  Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the stock included by the shareholder for prior taxable years.  While the interest charge regime under the PFIC rules generally does not apply to distributions from and dispositions of stock of a PFIC where the U.S. Investor has marked to market, coordination rules for limited application will apply in the case of a U.S. Investor that marks to market PFIC stock later than the beginning of the shareholder's holding period for the PFIC stock.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or inclusions under a QEF.

Distribution on Common Shares of the Company

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction equal to the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” as defined below, or a “passive foreign investment company” (a PFIC) as defined above). The Company does not anticipate that it will earn any U.S. source income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “ “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.  U.S. Holders should be aware that recently enacted legislation eliminates the “financial services income” category for taxable years beginning after December 31, 2006.  Under the recently enacted legislation, the foreign tax credit limitation categories are limited to “passive category income” and “general category income”.

Disposition of Common Shares of the Company

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of the Company will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For a U.S. Holder that is not an individual, estate, or trust, capital losses may be used to offset capital gains and up to US$3,000 of ordinary income and any unused portion of net capital loss may be carried over to be used in later taxable years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Controlled Foreign Corporations.

Sections 951 through 964 and Section 1248 of the Code relate to controlled foreign corporations (“CFCs”).  A foreign corporation that qualifies as a CFC will not be treated as a PFIC with respect to a shareholder during the portion of the shareholder’s holding period after December 31, 1997, during which the shareholder owns, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”) and the corporation is a CFC.  The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to shareholders that are not 10% Shareholders.

The 10% Shareholders of a CFC are subject to current U.S. tax on their pro rata shares of certain income of the CFC and their pro rata shares of the CFC’s earnings invested in certain U.S. property.  The effect is that the CFC provisions may impute some portion of such a corporation’s undistributed income to certain shareholders on a current basis and convert into dividend income some portion of gains on dispositions of stock, which would otherwise qualify for capital gains treatment.

The Company does not believe that it will be a CFC.  It is possible that the Company could become a CFC in the future.  Even if the Company were classified as a CFC in a future year, however, the CFC rules referred to above would apply only with respect to 10% Shareholders.

Personal Holding Company/Foreign Personal Holding Company/Foreign Investment Company.

A corporation will be classified as a personal holding company (a “PHC”) if at any time during the last half of a taxable year (i) five or fewer individuals (without regard to their citizenship or residence) directly or indirectly or by attribution own more than 50% in value of the corporation’s stock and (ii) at least 60% of its ordinary gross income, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income).  A PHC is subject to a United States federal income tax of 39.6% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to U.S. source income).

A corporation will be classified as a foreign personal holding company (an “FPHC”) and not a PHC if at any time during a tax able year (i) five or fewer individual United States citizens or residents directly or indirectly or by attribution own more than 50% of the total combined voting power or value of the corporation’s stock and (ii) at least 60% of its gross income consists of foreign personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income).  Each United States shareholder in a FPHC is required to include in gross income, as a dividend, an allocable share of the FPHC’s undistributed foreign personal holding company income (generally the taxable income of the FPHC, as specially adjusted).  The FPHC rules are repealed for taxable years of foreign corporations beginning after December 31, 2004 (and for taxable years of U.S. Holders with or within which such taxable years of foreign corporations end).

A corporation will be classified as a foreign investment company (an “FIC”) if for any taxable year it (i) is registered under the Investment Company Act of 1940, as amended, as a management company or share investment trust or is engaged primarily in the business of investing or trading in securities or commodities (or any interest therein) and (ii) 50% or more of the value or the total combined voting power of all the corporation’s stock is owned directly or indirectly (including stock owned through the application of attribution rules) by United States citizens or residents, domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code).  In general, unless an FIC elects to distribute 90% or more of its taxable income (determined under United States tax principles as specially adjusted) to its shareholders, gain on the sale or exchange of FIC stock is treated as ordinary income (rather than capital gain) to the extent of such shareholder’s ratable share of the corporation's earnings and profits for the period during which such stock was held.  The FIC rules are repealed for taxable years of corporations beginning after December 31, 2004 (and for taxable years of U.S. Holders with or within which such taxable years of foreign corporations end).

The Company believes that it is not and will not be a PHC, FPHC or FIC.  However, no assurance can be given as to the Company’s future status.

U.S. Information Reporting and Backup Withholding.

Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends or proceeds arising from certain sales or other taxable dispositions of the common shares of the Company are generally subject to the information reporting requirements of the Code.  Dividends may be subject to backup withholding at the rate of 28% unless the holder provides a taxpayer identification number on a properly completed Form W-9 or otherwise establishes an exemption.  U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

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

Value Added Tax (“VAT”)

Taxable Supplies	Rate
Supply of goods and services in Mainland Tanzania	20%
Import of goods and services in Mainland Tanzania	20%
Export of goods and services from Mainland Tanzania	0%

VAT registrable threshold is Tshs. 20 Million (or about US$20,000 at prevailing exchange rates).

Withholding Tax

Withholding tax is charged at the rates specified below:

	Resident	Non-Resident
Dividend (unlisted companies)	10%	10%
Interest	15%	15%
Royalty	0%	20%
Management and Professional Fees	0%	20%
Rental Income	15%	20%
Pension/Retirement Annuity	0%	15%
Insurance Commission	7.5%	0%

Goods and Services (not applicable to TIN Cert. Holders)	2%	2%

Special Rates for Persons Engaged in “Mining Operations” Rates

	Resident	Non-Resident
Dividend	10%	10%
Technical Service Fee	3%	3%
Management Fee up to 2% of Operating Costs	0%	3%
Management Fee – Excess Over 2%	0%	20%
Interest on Foreign Sourced Loans*	0%	0%
Companies listed on the Dar es Salaam Stock Exchange enjoy a preferential withholding tax on 5% on dividends.

*

In respect of mining companies having Development Agreements with Government.

Capital Gains Tax

Capital Gains Tax is chargeable on Premises and Financial Assets.  The prevailing rate is 10%.

Stamp duty

Stamp duty is changeable on conveyance of property, shares and registration of securities as follows:

Rate
Conveyance	4%
Transfer of Shares or Debenture	1%
Insurance Commission	7.5%

Customs Duty

Imports into Tanzania are subject to duty as follows:

Rate
Capital Goods	5%
Semi-processed inputs and spare parts other than for motor vehicles	10%
Fully processed inputs and motor vehicle spare parts	15%
Consumer Goods	25%
Equipment and supplies imported by persons engaged in mining operations subcontractors – up to one (1) year after production	0%
Thereafter	5% (max)

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

Double Taxation Agreement

Tanzania has a tax treaty to prevent double taxation with Canada, Denmark, Finland, India, Italy, United Kingdom, Norway, Sweden and  Zambia. Tanzania is also in the process of negotiating treaties with several countries including Belgium, Burundi, Iran, Lebanon, Malaysia, Mauritius, Pakistan, Rwanda.

F.

Dividends and Paying Agents

Not Applicable.

G.

Statement by Experts

Not Applicable.

H.

Documents on Display

The Company will file annual reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.  Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the Public Reference Rooms.  The Securities and Exchange Commission also maintains a website, www.sec.gov, where you may obtain our reports.  We also file certain reports with the Canadian Securities Administrators that you may obtain through access of the Sedar website, www.sedar.com.

Copies of the Company’s material contracts are kept in the Company’s administrative headquarters.

I.

Subsidiary Information

Not Applicable.

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk, primarily related to foreign exchange and metals prices (gold in particular).  The Company uses the Canadian dollar as its reporting currency, but the Company converts Canadian dollars to U.S. dollars, and then U.S. dollars to Tanzanian schillings.  The Company is therefore exposed to foreign exchange movements in Tanzania where the Company is incurring costs in conducting exploration activities.  Most of the Company’s exploration work is conducted in U.S. dollars; however, some general and administrative expenses are paid in Tanzanian schillings.

The following table sets forth the percentage of the Company's administrative expense by currency for the year ended August 31, 2005.

By Currency

2005
Canadian Dollar	35%
U.S. Dollar	40%
Tanzanian Schilling	25%
Total:	100%

Such administrative expense by currency may change from time to time, but it has been roughly the same year to year.  Further, the Company incurred net exploration costs of $1,515,911 and $1,180,850 for the years ended August 31, 2005 and 2004, respectively, which are primarily paid in U.S. dollars.

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

The Company has no long-term debt, therefore, the Company does not believe that the interest rate market risk to be material.  The Company has a fixed rate capital lease obligation outstanding in the amount of $209,645.

The market prices of most precious metals, including gold, have generally increased over the past three years, but are subject to market fluctuations based primarily on supply and demand.

The following table sets out the cumulative average prices of gold for the past five years, based on the London Metals Market afternoon price fix in U.S. dollars:

2001	2002	2003	2004	2005 (Average to August 31)
$271.04	$309.73	$363.38	$409.72	$437.93

The cumulative average price of gold to November 8, 2005 was $436.16, based on the London  afternoon price fix.

Item 12.

Description of Securities Other than Equity Securities

Not Applicable.

Part II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.

Controls and Procedures

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s chief executive officer and principal financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-14.  Based upon that evaluation, the Company’s chief executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report are effective in timely alerting them to material information relating to the Company required to be included in this Annual Report.

Item 16.

[Reserved]

Item 16 A.

Audit Committee Financial Expert

The Company’s audit committee financial expert is Dr. Norman Betts, who is an “independent director”, as defined pursuant to National Association of Securities Dealers (NASD) Rule 4200(a)(15) (as such definition may be modified or supplemented).  The Securities and Exchange Commission has indicated that the designation of an audit committee financial expert does not make that person an “expert” for any purpose, impose any duties, obligations, or liability on that person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations, or liabilities of any other member of the audit committee.

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

Item 16 C.

Principal Accountant Fees and Services

The independent auditor for the fiscal year ended August 31, 2005 and 2004 was KPMG LLP, Chartered Accountants.  The following summarizes the significant professional services rendered by KPMG to the Company for the year ended August 31, 2005:

Financial Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees(1)	All other Fees(2)
2005	Canada – $46,285 Tanzania - US$7,045	Nil Nil	Nil Nil	Nil Nil
2004	Canada - C$74,750 Tanzania - US$12,680	Nil	$6,500	Nil

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

Item 18.

Financial Statements

Not Applicable.

Item 19.

Exhibits

(a)

Exhibits

(4)(a)

-

Subscription Agreement dated June 20, 2005 between  the Company and James E. Sinclair.

-

Subscription Agreement dated September 7, 2005 between the Company and James E. Sinclair.

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

Dated:

November 28, 2005

TAN RANGE EXPLORATION CORPORATION

By:

“James E. Sinclair”

James E. Sinclair,

Chairman and Chief Executive Officer

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT is made as of the 20th day of June, 2005.

BETWEEN:

TAN RANGE EXPLORATION CORPORATION, of Suite 1400, 355 Burrard Street, Vancouver, British Columbia, V6C 2G8

(the “Issuer”)

                                                                                                    OF THE FIRST PART

AND:

JAMES E. SINCLAIR, of 99 Amenia Union Road, Sharon, Connecticut, U.S.A., 06069

Telephone:   (860) 364-1830

E-mail: jes108@aol.com

(the “Purchaser”)

OF THE SECOND PART

WHEREAS:

A.

The Issuer’s common shares are listed on The Toronto Stock Exchange (the “Exchange”) and the Issuer is subject to the regulatory jurisdiction of the Exchange and each of the British Columbia, Alberta and Ontario Securities Commissions (collectively, the “Commissions”);

B.

The Purchaser presently holds 3,173,760 common shares of the Issuer.

THE PARTIES to this Agreement agree as follows:

1.

SUBSCRIPTION

a)

The Purchaser hereby subscribes for and agrees to purchase from the Issuer 819,000 common shares in the capital stock of the Issuer (the “Shares”), at a price of $1.221 per Share, representing the five day weighted average trading price of the Issuer’s common shares for the period ended June 17, 2005.

b)

This is a subscription only and will not become an agreement between the Issuer and the Purchaser until this subscription is accepted, in writing, by the Issuer.  A reference to this “Subscription Agreement” or this “Agreement” in this subscription refers to this subscription and the agreement formed on acceptance by the Issuer.  The Purchaser waives the necessity for the Issuer to communicate acceptance of this subscription and acknowledges that this subscription will become a binding agreement on acceptance by the Issuer.

c)

The Purchaser shall pay for the Shares upon its execution of this Subscription Agreement by delivery in accordance with the provisions of Section 3.2 below, or shall make payment in such other manner as is acceptable to the Issuer, failing which the Issuer shall have the right to rescind this Subscription Agreement, in addition to any other legal rights it may have.

2.

ACKNOWLEDGMENTS, REPRESENTATIONS AND WARRANTIES

a)

The Purchaser acknowledges, represents and warrants, as at the date hereof and as at the Closing Date, that:

i)

no prospectus has been filed by the Issuer with the Commissions in connection with the issuance of the Shares, the issuance is exempted from the prospectus requirements of the Securities Act of British Columbia and the Securities Act of Alberta and the Securities Act of Ontario and the respective rules and regulations thereto (hereinafter collectively referred to as the “Applicable Securities Laws”), and that:

(1)

the Purchaser is restricted from using most of the civil remedies available under the Applicable Securities Laws;

(2)

the Purchaser may not receive information that would otherwise be required to be provided to the Purchaser under the Applicable Securities Laws; and

(3)

the Issuer is relieved from certain obligations that would otherwise apply under the Applicable Securities Laws;

ii)

the Purchaser is purchasing the Shares as principal for its own account and not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Shares; and if the Purchaser is a “portfolio manager” as defined under the Applicable Securities Laws, the Purchaser understands that it is deemed by the Applicable Securities Laws to be acting as principal when it purchases or sells as an agent for accounts that are fully managed by it;

iii)

if applicable, the Purchaser will execute and deliver to the Issuer for filing with the Exchange, the Corporate Placee Registration Form;

iv)

the Purchaser is either one or more of the following:

(i)

an “accredited investor” as defined under Multilateral Instrument 45?103 (if applicable, the Purchaser has signed and delivered to the Issuer an Accredited Investor Certificate);

(ii)

a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(iii)

a spouse, parent, grandparent, brother, sister or child of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(iv)

a close personal friend of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(v)

a close business associate of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(vi)

a person or company that is wholly-owned by any combination of persons or companies described in sub-paragraphs (ii) to (v) above;

(vii)

an employee, senior officer or director of the Issuer, provided that the Purchaser has not been induced to purchase the Shares by expectation of employment or continued employment, or otherwise required by the Issuer to purchase the securities;

(viii)

a resident of British Columbia and acknowledges receipt of an Offering Memorandum in the required form, and if applicable the Purchaser has signed and delivered to the Issuer a risk acknowledgment (the “Acknowledgment”); or

(ix)

a resident of Alberta and acknowledges receipt of an Offering Memorandum in the required form, and the Purchaser has signed and delivered to the Issuer the Acknowledgment, and either the Purchaser is an “eligible investor” as defined under Multilateral Instrument 45-103, or the aggregate acquisition cost of the Shares being purchased does not exceed $10,000;

v)

the Purchaser is purchasing the Shares under the exemption from prospectus requirements available under section 74(2)(4) of the BC Act and the Purchaser is not a syndicate, partnership or other form of unincorporated entity or organization created solely to permit the purchase of the Shares by a group of individuals whose individual share of the aggregate acquisition cost of the Shares is not less than $97,000 (Cdn.);

vi)

the representations, warranties and statements of fact made by the Purchaser herein, and in the Acknowledgment and the Corporate Placee Registration Form (if either or both are required) are true and correct as of the date hereof and will be true on the Closing Date;

vii)

the Shares were not offered to the Purchaser through an advertisement in printed media of general and regular paid circulation, radio or television;

viii)

the offer made by this subscription is irrevocable and requires acceptance by the Issuer and the approval of the Exchange;

ix)

the Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended.  Accordingly, any offer or sales in the United States or to such nationals or residents thereof must be pursuant to the registration requirements of the Securities Act of 1933, as amended, or an exemption therefrom.  The Issuer does not make any representation with respect to, nor has it assumed any responsibility for, the registration of the Securities or the availability of any such exemption; and the Issuer does not make any representation as to when, if at any time, the Securities may be resold in the United States or to such nationals or residents thereof;

x)

this subscription has not been solicited in any manner contrary to Applicable Securities Laws or the United States Securities Act of 1933, as amended;

xi)

no person has made to the Purchaser any written or oral representation:

(1)

that any person will resell or repurchase any of the Securities;

(2)

that any person will refund the purchase price of any of the Securities; or

(3)

as to the future price or value of any of the Securities; or

xii)

the Purchaser is not a “control person” of the Issuer as defined in the Applicable Securities Laws and will not become a “control person” by virtue of the purchase of the Securities and does not intend to act in concert with any other person to form a control group;

xiii)

the Purchaser has no knowledge of a “material fact” or “material change” (as those terms are defined in the Applicable Securities Laws) in the affairs of the Issuer that has not been generally disclosed to the public, save knowledge of this particular transaction;

xiv)

the purchase of the Securities has been privately negotiated and arranged and the Purchaser or his agent has been invited and afforded the opportunity to conduct a review of all of the Issuer’s affairs and records in order that the Purchaser may be properly and fully aware of all of the facts relevant to the Issuer’s affairs;

xv)

the Purchaser has sought and obtained independent legal advice regarding the purchase and re-sale of the Securities under the Applicable Securities Laws;

xvi)

the Exchange requires that the Securities must be unconditionally held for a period of four (4) months from the Closing Date;

xvii)

unless the Purchaser is otherwise exempted under the Applicable Securities Laws, the Securities must be unconditionally held for a period of four (4) months from the Closing Date, except as may be otherwise permitted by the Applicable Securities Laws and, if the Purchaser is a resident of a jurisdiction other than British Columbia, the Securities may be subject to additional re-sale restrictions; and if the Purchaser is a resident of the United States of America, the Securities will be subject to resale restrictions pursuant to Rule 144 promulgated under the United States Securities Act of 1933;

xviii)

resale of the Securities will be subject to additional resale restrictions beyond the hold periods described immediately above if:

(1)

the Purchaser is an insider of the Issuer, other than a director or officer, and has not filed all insider trading reports or personal information forms required to be filed under the Applicable Securities Laws;

(2)

the Purchaser is a director or officer of the Issuer and has not filed all insider trading reports or personal information forms required to be filed under the Applicable Securities Laws or the Issuer has not filed all records required to be filed under Part 12 (continuous disclosure) of the Applicable Securities Laws;

(3)

the Purchaser is, or subsequently becomes, a control person within the meaning of the Applicable Securities Laws;

(4)

any unusual effort is made to prepare the market or create a demand for the securities; or

(5)

an extraordinary commission or consideration is paid in respect of the trade;

(xix)

the certificates representing the Securities will contain a legend or legends denoting restrictions on transfer as referred to herein and, where applicable, the resale restrictions under Rule 144 of the United States Securities Act of 1933;

(xx)

the Purchaser has the legal capacity and competence to enter into and to execute and deliver this Subscription Agreement and to take all actions required pursuant hereto, and the Purchaser is duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation and all necessary approvals by its directors, shareholders and others have been given to authorize execution of this Subscription Agreement on behalf of the Purchaser;

(xxi)

the entering into of this Subscription Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of, the Purchaser or of any agreement, written or oral, to which the Purchaser may be a party or by which the Purchaser is or may be bound; and

(xxii)

this Subscription Agreement has been duly executed and delivered by the Purchaser and constitutes a valid obligation of the Purchaser legally binding upon the Purchaser and enforceable against the Purchaser in accordance with its terms.

b)

The representations, warranties, covenants and acknowledgments of the Purchaser contained in this Subscription Agreement are made by the Purchaser with the intent that they may be relied upon by the Issuer in determining the Purchaser’s eligibility to purchase the Shares hereunder and the Purchaser hereby agrees to indemnify the Issuer against all losses, claims, costs, expenses and damages or liabilities which it may suffer or incur, caused or arising from its reliance thereon and the Purchaser further agrees that by accepting the Shares, the Purchaser shall be representing and warranting that such representations, warranties, covenants and acknowledgments are true as at the Closing Date with the same force and effect as if they had been made by the Purchaser at the Closing Date and that they shall survive the purchase by the Purchaser of the Securities and shall continue in full force and effect notwithstanding any subsequent disposition by the Purchaser of the Securities.

c)

The Issuer represents and warrants as at the date hereof and as at the Closing Date, that:

i)

the Issuer and its subsidiaries, if any, are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdiction of their incorporation;

ii)

the Issuer will reserve or set aside sufficient shares in the treasury of the Issuer to issue the Securities;

iii)

the Issuer is a “reporting issuer” as defined under the Applicable Securities Laws, and is not on the list of defaulting issuers maintained by the Commissions;

iv)

the Issuer is not a “qualifying issuer”, as that term is defined under Multilateral Instrument 45-102, and has not filed a current Annual Information Form with the Commissions;

v)

the Issuer shall use its best efforts to diligently seek and obtain the acceptance for filing of this Subscription Agreement by the Exchange and will make all filings necessary to obtain the exemptions from registration and prospectus requirements available under the Applicable Securities Laws respectively in respect of the transaction contemplated hereby;

vi)

the issuance and sale of the Securities by the Issuer does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions or provisions of its constating documents or any agreement or instrument to which the Issuer is a party;

vii)        this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Issuer and constitutes a valid obligation of the Issuer legally binding upon it and enforceable in accordance with its terms;

3)

CLOSING DATE

a)

The closing of the transaction contemplated by this Subscription Agreement will take place within five business days of the receipt by the Issuer of final acceptance for filing by the Exchange of this Subscription Agreement (the date of closing being referred to herein as the “Closing Date”).

b)

Upon execution of this Subscription Agreement, the Purchaser shall deliver to the Issuer a certified cheque or banker’s draft for the total purchase price of the Shares or wire transfer the funds to a mutually acceptable escrow agent.

c)

On the Closing Date, the Issuer will deliver to the Purchaser, against payment for the Shares, the certificate representing the Shares registered in the name of the Purchaser or the Purchaser’s nominee.

d)

On the Closing Date, the Issuer will deliver to the Purchaser such copies of approvals or other documents as the Purchaser may reasonably request.

e)

The acknowledgments, representations and warranties of the Purchaser and the Issuer herein shall survive the Closing Date.

4)

HOLD PERIODS

a)

The Purchaser acknowledges that the Securities may not be traded in British Columbia for a period of four months from the date hereof, except as may be otherwise permitted by the Applicable Securities Laws, and that the Securities are also subject to a four (4) month hold period under the policies of the Exchange.  The certificates representing the Securities will contain a legend denoting the restrictions on transfer imposed by the Applicable Securities Laws and the Exchange, and where applicable, Rule 144 of the United States Securities Act of 1933.  The Purchaser agrees to sell, assign or transfer the Securities only in accordance with the requirements of the Applicable Securities Laws and the Exchange.

5)

POWER OF ATTORNEY

a)

Effective upon the acceptance by the Issuer of this Agreement, the Purchaser:

(a)

irrevocably appoints the President or Secretary of the Issuer (the “Attorney”) as the Purchaser’s attorney and agent, with full power of substitution, to execute, swear to, acknowledge, deliver, make, file, amend and record when and as necessary, any instrument, pooling agreement, acknowledgment, undertaking, direction or other document required to be filed by the Issuer or the Purchaser with any competent securities regulatory authority or stock exchange in connection with the purchase and sale of the Securities, or necessary, in the opinion of the Attorney, to complete or perfect the transactions contemplated by this Agreement, including without limitation, any required corrections or insertions necessary to complete the attached form of Corporate Placee Registration Form and Acknowledgment if required under the Applicable Securities Laws;

(b)

declares that the power of attorney hereby granted is irrevocable and will survive the death, incapacity or bankruptcy of the Purchaser and will extend to and bind the Purchaser and the Purchaser’s heirs, assigns, executors, trustees in bankruptcy or other legal representatives or successors; and

(c)

agrees to be bound by any representations made or actions taken by the Attorney if such representations or actions are made or taken in good faith and in accordance with the power of attorney hereby granted, and the Purchaser waives any and all defences which may be available to the Purchaser to deny, contest, or disaffirm any such representations or actions.

6.

MISCELLANEOUS

a)

Upon acceptance of the subscription contained herein by the Issuer, this Subscription Agreement shall constitute a valid and binding agreement between the parties, subject only to the approval thereof by the Exchange.

b)

The parties to this Subscription Agreement will execute and deliver all such further and other deeds, documents and assurances, and will perform all such further and other acts as may, in the opinion of counsel for the Issuer, be necessary for the purposes of giving effect to or perfecting the transaction contemplated by this Subscription Agreement.

c)

This Subscription Agreement constitutes the entire agreement between the parties and there are no representations, warranties or collateral agreements, express or implied, other than as expressly set forth herein.

d)

The parties to this Subscription Agreement may amend this Subscription Agreement only in writing.

e)

Time is of the essence of this Subscription Agreement and will be calculated in accordance with the provisions of the Interpretation Act (British Columbia).

f)

This Subscription Agreement will be governed by and construed in accordance with the laws of British Columbia and the parties hereby irrevocably attorn to the jurisdiction of the Courts of such Province.

g)

A party to this Subscription Agreement will give all notices to or other written communications with the other party to this Subscription Agreement concerning this Subscription Agreement by hand or by registered mail addressed to the address given above.

h)

This Subscription Agreement shall enure to the benefit of and is binding upon the parties to this Subscription Agreement and their successors and permitted assigns.

IN WITNESS WHEREOF the parties have executed and delivered this Subscription Agreement as of and from the date first above written.

                                                                                                Purchaser:

“Victoria M. Luis”

“James E. Sinclair”

Witness

            JAMES E. SINCLAIR

                                                                                                99 Amenia Union Road,

                                                                                               Sharon, Connecticut, U.S.A., 06069

                                                                                                _______________________________________

                                                                                                Address

ACCEPTED BY the Issuer as of and from the date first above written.

TAN RANGE EXPLORATION CORPORATION

By:

“Victoria Luis”

Authorized Signatory

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT is made as of the 7th day of September, 2005.

BETWEEN:

TAN RANGE EXPLORATION CORPORATION, of Suite 1400, 355 Burrard Street, Vancouver, British Columbia, V6C 2G8

(the “Issuer”)

OF THE FIRST PART

AND:

JAMES E. SINCLAIR, of 99 Amenia Union Road, Sharon, Connecticut, U.S.A., 06069

Telephone:       (860) 364-1830

E-mail: jes108@aol.com

(the “Purchaser”)

OF THE SECOND PART

WHEREAS:

A.

The Issuer’s common shares are listed on both The Toronto Stock Exchange (the “TSX”) and the American Stock Exchange (the “AMEX”) (TSX and AMEX are collectively referred to herein as the “Exchanges”) and the Issuer is subject to the regulatory jurisdiction of the Exchanges and each of the British Columbia, Alberta and Ontario Securities Commissions (collectively, the “Commissions”);

B.

The Purchaser presently holds 3,327,315 common shares of the Issuer.

THE PARTIES to this Agreement agree as follows:

7)

SUBSCRIPTION

a)

The Purchaser hereby subscribes for and agrees to purchase from the Issuer 442,478 common shares in the capital stock of the Issuer (the “Shares”), at a price of $2.147 per Share, representing the five day weighted average trading price of the Issuer’s common shares for the period ended September 7, 2005.

b)

This is a subscription only and will not become an agreement between the Issuer and the Purchaser until this subscription is accepted, in writing, by the Issuer.  A reference to this “Subscription Agreement” or this “Agreement” in this subscription refers to this subscription and the agreement formed on acceptance by the Issuer.  The Purchaser waives the necessity for the Issuer to communicate acceptance of this subscription and acknowledges that this subscription will become a binding agreement on acceptance by the Issuer.

c)

The Purchaser shall pay for the Shares upon its execution of this Subscription Agreement by delivery in accordance with the provisions of Section 3.2 below, or shall make payment in such other manner as is acceptable to the Issuer, failing which the Issuer shall have the right to rescind this Subscription Agreement, in addition to any other legal rights it may have.

8)

ACKNOWLEDGMENTS, REPRESENTATIONS AND WARRANTIES

a)

The Purchaser acknowledges, represents and warrants, as at the date hereof and as at the Closing Date, that:

i)

no prospectus has been filed by the Issuer with the Commissions in connection with the issuance of the Shares, the issuance is exempted from the prospectus requirements of the Securities Act of British Columbia and the Securities Act of Alberta and the Securities Act of Ontario and the respective rules and regulations thereto (hereinafter collectively referred to as the “Applicable Securities Laws”), and that:

1)     the Purchaser is restricted from using most of the civil remedies available under the Applicable Securities Laws;

2)

the Purchaser may not receive information that would otherwise be required to be provided to the Purchaser under the Applicable Securities Laws; and

3)

the Issuer is relieved from certain obligations that would otherwise apply under the Applicable Securities Laws;

ii)

the Purchaser is purchasing the Shares as principal for its own account and not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Shares; and if the Purchaser is a “portfolio manager” as defined under the Applicable Securities Laws, the Purchaser understands that it is deemed by the Applicable Securities Laws to be acting as principal when it purchases or sells as an agent for accounts that are fully managed by it;

iii)

if applicable, the Purchaser will execute and deliver to the Issuer for filing with the TSX, the Corporate Placee Registration Form;

iv)

the Purchaser is either one or more of the following:

(i)

an “accredited investor” as defined under Multilateral Instrument 45?103 (if applicable, the Purchaser has signed and delivered to the Issuer an Accredited Investor Certificate);

(ii)

a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(iii)

a spouse, parent, grandparent, brother, sister or child of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(iv)

a close personal friend of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(v)

a close business associate of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(vi)

a person or company that is wholly-owned by any combination of persons or companies described in sub-paragraphs (ii) to (v) above;

(vii)

an employee, senior officer or director of the Issuer, provided that the Purchaser has not been induced to purchase the Shares by expectation of employment or continued employment, or otherwise required by the Issuer to purchase the securities;

(viii)

a resident of British Columbia and acknowledges receipt of an Offering Memorandum in the required form, and if applicable the Purchaser has signed and delivered to the Issuer a risk acknowledgment (the “Acknowledgment”); or

(ix)

a resident of Alberta and acknowledges receipt of an Offering Memorandum in the required form, and the Purchaser has signed and delivered to the Issuer the Acknowledgment, and either the Purchaser is an “eligible investor” as defined under Multilateral Instrument 45-103, or the aggregate acquisition cost of the Shares being purchased does not exceed $10,000;

v)

the Purchaser is purchasing the Shares under the exemption from prospectus requirements available under section 74(2)(4) of the BC Act and the Purchaser is not a syndicate, partnership or other form of unincorporated entity or organization created solely to permit the purchase of the Shares by a group of individuals whose individual share of the aggregate acquisition cost of the Shares is not less than $97,000 (Cdn.);

vi)

the representations, warranties and statements of fact made by the Purchaser herein, and in the Acknowledgment and the Corporate Placee Registration Form (if either or both are required) are true and correct as of the date hereof and will be true on the Closing Date;

vii)

the Shares were not offered to the Purchaser through an advertisement in printed media of general and regular paid circulation, radio or television;

viii)

the offer made by this subscription is irrevocable and requires acceptance by the Issuer and the approval of the Exchanges;

ix)

the Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended.  Accordingly, any offer or sales in the United States or to such nationals or residents thereof must be pursuant to the registration requirements of the Securities Act of 1933, as amended, or an exemption therefrom.  The Issuer does not make any representation with respect to, nor has it assumed any responsibility for, the registration of the Securities or the availability of any such exemption; and the Issuer does not make any representation as to when, if at any time, the Securities may be resold in the United States or to such nationals or residents thereof;

x)

this subscription has not been solicited in any manner contrary to Applicable Securities Laws or the United States Securities Act of 1933, as amended;

xi)

no person has made to the Purchaser any written or oral representation:

(1)

that any person will resell or repurchase any of the Securities;

(2)

that any person will refund the purchase price of any of the Securities; or

(3)

as to the future price or value of any of the Securities; or

xii)

the Purchaser is not a “control person” of the Issuer as defined in the Applicable Securities Laws and will not become a “control person” by virtue of the purchase of the Securities and does not intend to act in concert with any other person to form a control group;

xiii)

the Purchaser has no knowledge of a “material fact” or “material change” (as those terms are defined in the Applicable Securities Laws) in the affairs of the Issuer that has not been generally disclosed to the public, save knowledge of this particular transaction;

xiv)

the purchase of the Securities has been privately negotiated and arranged and the Purchaser or his agent has been invited and afforded the opportunity to conduct a review of all of the Issuer’s affairs and records in order that the Purchaser may be properly and fully aware of all of the facts relevant to the Issuer’s affairs;

xv)

the Purchaser has sought and obtained independent legal advice regarding the purchase and re-sale of the Securities under the Applicable Securities Laws;

xvi)

the TSX requires that the Securities must be unconditionally held for a period of four (4) months from the Closing Date;

xvii)

unless the Purchaser is otherwise exempted under the Applicable Securities Laws, the Securities must be unconditionally held for a period of four (4) months from the Closing Date, except as may be otherwise permitted by the Applicable Securities Laws and, if the Purchaser is a resident of a jurisdiction other than British Columbia, the Securities may be subject to additional re-sale restrictions; and if the Purchaser is a resident of the United States of America, the Securities will be subject to resale restrictions pursuant to Rule 144 promulgated under the United States Securities Act of 1933;

xviii)

resale of the Securities will be subject to additional resale restrictions beyond the hold periods described immediately above if:

(1)

the Purchaser is an insider of the Issuer, other than a director or officer, and has not filed all insider trading reports or personal information forms required to be filed under the Applicable Securities Laws;

(2)

the Purchaser is a director or officer of the Issuer and has not filed all insider trading reports or personal information forms required to be filed under the Applicable Securities Laws or the Issuer has not filed all records required to be filed under Part 12 (continuous disclosure) of the Applicable Securities Laws;

(3)

the Purchaser is, or subsequently becomes, a control person within the meaning of the Applicable Securities Laws;

(4)

any unusual effort is made to prepare the market or create a demand for the securities; or

(5)

an extraordinary commission or consideration is paid in respect of the trade;

xix)

the certificates representing the Securities will contain a legend or legends denoting restrictions on transfer as referred to herein and, where applicable, the resale restrictions under Rule 144 of the United States Securities Act of 1933;

xx)

the Purchaser has the legal capacity and competence to enter into and to execute and deliver this Subscription Agreement and to take all actions required pursuant hereto, and the Purchaser is duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation and all necessary approvals by its directors, shareholders and others have been given to authorize execution of this Subscription Agreement on behalf of the Purchaser;

xxi)

the entering into of this Subscription Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of, the Purchaser or of any agreement, written or oral, to which the Purchaser may be a party or by which the Purchaser is or may be bound; and

xxii)

this Subscription Agreement has been duly executed and delivered by the Purchaser and constitutes a valid obligation of the Purchaser legally binding upon the Purchaser and enforceable against the Purchaser in accordance with its terms.

b)

The representations, warranties, covenants and acknowledgments of the Purchaser contained in this Subscription Agreement are made by the Purchaser with the intent that they may be relied upon by the Issuer in determining the Purchaser’s eligibility to purchase the Shares hereunder and the Purchaser hereby agrees to indemnify the Issuer against all losses, claims, costs, expenses and damages or liabilities which it may suffer or incur, caused or arising from its reliance thereon and the Purchaser further agrees that by accepting the Shares, the Purchaser shall be representing and warranting that such representations, warranties, covenants and acknowledgments are true as at the Closing Date with the same force and effect as if they had been made by the Purchaser at the Closing Date and that they shall survive the purchase by the Purchaser of the Securities and shall continue in full force and effect notwithstanding any subsequent disposition by the Purchaser of the Securities.

c)

The Issuer represents and warrants as at the date hereof and as at the Closing Date, that:

i)

the Issuer and its subsidiaries, if any, are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdiction of their incorporation;

ii)

the Issuer will reserve or set aside sufficient shares in the treasury of the Issuer to issue the Securities;

iii)

the Issuer is a “reporting issuer” as defined under the Applicable Securities Laws, and is not on the list of defaulting issuers maintained by the Commissions;

iv)

the Issuer is not a “qualifying issuer”, as that term is defined under Multilateral Instrument 45-102, and has not filed a current Annual Information Form with the Commissions;

v)

the Issuer shall use its best efforts to diligently seek and obtain the acceptance for filing of this Subscription Agreement by the Exchanges and will make all filings necessary to obtain the exemptions from registration and prospectus requirements available under the Applicable Securities Laws respectively in respect of the transaction contemplated hereby;

vi)

the issuance and sale of the Securities by the Issuer does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions or provisions of its constating documents or any agreement or instrument to which the Issuer is a party;

vii)

this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Issuer and constitutes a valid obligation of the Issuer legally binding upon it and enforceable in accordance with its terms;

9)

CLOSING DATE

a)

The closing of the transaction contemplated by this Subscription Agreement will  take place within five business days of the receipt by the Issuer of final acceptance for filing of this Subscription Agreement from the Exchanges (the date of closing being referred to herein as the “Closing Date”).

b)

Upon execution of this Subscription Agreement, the Purchaser shall deliver to the Issuer a certified cheque or banker’s draft for the total purchase price of the Shares or wire transfer the funds to a mutually acceptable escrow agent.

c)

On the Closing Date, the Issuer will deliver to the Purchaser, against payment for the Shares, the certificate representing the Shares registered in the name of the Purchaser or the Purchaser’s nominee.

d)

On the Closing Date, the Issuer will deliver to the Purchaser such copies of approvals or other documents as the Purchaser may reasonably request.

e)

The acknowledgments, representations and warranties of the Purchaser and the Issuer herein shall survive the Closing Date.

10)

HOLD PERIODS

a)

The Purchaser acknowledges that the Securities may not be traded in British Columbia for a period of four months from the date hereof, except as may be otherwise permitted by the Applicable Securities Laws, and that the Securities are also subject to a four (4) month hold period under the policies of the TSX.  The certificates representing the Securities will contain a legend denoting the restrictions on transfer imposed by the Applicable Securities Laws and the Exchanges, and where applicable, Rule 144 of the United States Securities Act of 1933.  The Purchaser agrees to sell, assign or transfer the Securities only in accordance with the requirements of the Applicable Securities Laws and the Exchanges.

11)

POWER OF ATTORNEY

a)

Effective upon the acceptance by the Issuer of this Agreement, the Purchaser:

(a)

irrevocably appoints the President or Secretary of the Issuer (the “Attorney”) as the Purchaser’s attorney and agent, with full power of substitution, to execute, swear to, acknowledge, deliver, make, file, amend and record when and as necessary, any instrument, pooling agreement, acknowledgment, undertaking, direction or other document required to be filed by the Issuer or the Purchaser with any competent securities regulatory authority or stock exchange in connection with the purchase and sale of the Securities, or necessary, in the opinion of the Attorney, to complete or perfect the transactions contemplated by this Agreement, including without limitation, any required corrections or insertions necessary to complete the attached form of Corporate Placee Registration Form and Acknowledgment if required under the Applicable Securities Laws;

(b)

declares that the power of attorney hereby granted is irrevocable and will survive the death, incapacity or bankruptcy of the Purchaser and will extend to and bind the Purchaser and the Purchaser’s heirs, assigns, executors, trustees in bankruptcy or other legal representatives or successors; and

(c)

agrees to be bound by any representations made or actions taken by the Attorney if such representations or actions are made or taken in good faith and in accordance with the power of attorney hereby granted, and the Purchaser waives any and all defences which may be available to the Purchaser to deny, contest, or disaffirm any such representations or actions.

12)

MISCELLANEOUS

a)

Upon acceptance of the subscription contained herein by the Issuer, this Subscription Agreement shall constitute a valid and binding agreement between the parties, subject only to the approval thereof by the Exchanges.

b)

The parties to this Subscription Agreement will execute and deliver all such further and other deeds, documents and assurances, and will perform all such further and other acts as may, in the opinion of counsel for the Issuer, be necessary for the purposes of giving effect to or perfecting the transaction contemplated by this Subscription Agreement.

c)

This Subscription Agreement constitutes the entire agreement between the parties and there are no representations, warranties or collateral agreements, express or implied, other than as expressly set forth herein.

d)

The parties to this Subscription Agreement may amend this Subscription Agreement only in writing.

e)

Time is of the essence of this Subscription Agreement and will be calculated in accordance with the provisions of the Interpretation Act (British Columbia).

f)

This Subscription Agreement will be governed by and construed in accordance with the laws of British Columbia and the parties hereby irrevocably attorn to the jurisdiction of the Courts of such Province.

g)

A party to this Subscription Agreement will give all notices to or other written communications with the other party to this Subscription Agreement concerning this Subscription Agreement by hand or by registered mail addressed to the address given above.

h)

This Subscription Agreement shall enure to the benefit of and is binding upon the parties to this Subscription Agreement and their successors and permitted assigns.

IN WITNESS WHEREOF the parties have executed and delivered this Subscription Agreement as of and from the date first above written.

Purchaser:

“Victoria Luis”

“James E. Sinclair”

Witness

JAMES E. SINCLAIR

99 Amenia Union Road,

Sharon, Connecticut, U.S.A., 06069

Address

ACCEPTED BY the Issuer as of and from the date first above written.

TAN RANGE EXPLORATION CORPORATION

“James E. Sinclair”

By:

“Victoria M. Luis”

Authorized Signatory

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

Date:  November 28, 2005

“James E. Sinclair”

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

Date:  November 28, 2005

“Victoria Luis”

Victoria Luis,

Chief Financial Officer and Secretary

(Principal Financial Officer)

Exhibit 13

CERTIFICATION

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF

TITLE 18,UNITED STATES CODE)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of Title 18, United States Code), each of the undersigned officers of Tan Range Exploration Corporation (the “Company”), does hereby certify with respect to the Annual Report of the Company on Form 20-F for the year ended August 31, 2005 as filed with the Securities and Exchange Commission (the “Form 20-F”) that, to the best of their knowledge:

(1)

the Form 20-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:

November 28, 2005

“James Sinclair”

James E. Sinclair,

Chairman and Chief Executive Officer

(Principal Executive Officer)

“Victoria M. Luis”

Victoria Luis,

Chief Financial Officer and Secretary

(Principal Financial Officer)