Form 20-F
period 2006-08-31
TANZANIAN ROYALTY EXPLORATION CORP
filed 2006-11-30
CIK 1173643

U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________________

FORM 20-F

_________________________

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

August 31, 2006

[   ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

[   ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 16(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ______________ to ___________________.

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Exact name of Company as specified in its charter)

ALBERTA, CANADA

(Jurisdiction of Incorporation or Organization)

93 Benton Hill Road

Sharon, Connecticut

06069  U.S.A.

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, without Par Value

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  NONE

The number of outstanding Common Shares as of August 31, 2006 was

86,241,075.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  [   ] Yes  [ X  ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  [   ] Yes   [X ] No

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X ]Yes  [   ]No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer  [  ]

Accelerated filer  [ X  ]

Non-accelerated filer  [   ]

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17  [X]

Item 18  [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  [   ] Yes  [ X ] No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

Capitalization and Indebtedness

8

C.

Reasons for the Offer and Use of Proceeds

8

D.

Risk Factors

8

Item 4.

Information on the Company

11

A.

History and Development of the Company

11

B.

Business Overview

14

Plan of Operations

14

Governmental Regulations

16

C.

Organization Structure

17

D.

Property, Plant and Equipment

17

Itetemia Property

17

Luhala Property

25

Lunguya Project Area

29

Tulawaka Project Area

32

Lake Victoria Goldfield Properties

33

Item 5.

Operating and Financial Review and Prospects

44

A.

Operating Results

44

B.

Liquidity and Capital Resources

46

C.

Research and Development, Patents and License, etc.

47

D.

Trend Information

47

E.

Off Balance Sheet Arrangements

47

F.

Tabular Disclosure of Contractual Obligations

48

Item 6.

Directors, Senior Management and Employees

48

A.

Directors and Senior Management

48

B.

Compensation

53

C.

Board Practices

56

D.

Employees

60

E.

Share Ownership

61

Item 7.

Major Shareholders and Related Party Transactions

62

A.

Major Shareholders

62

B.

Related Party Transactions

62

- ii -

C.

Interest of Experts and Counsel

64

Item 8.

Financial Statements

64

A.

Consolidated Statements and Other Financial Information

64

B.

Significant Changes

64

Item 9.

The Offering and Listing

64

A.

Offering and Listing Details

64

B.

Plan of Distribution

65

C.

Markets

66

D.

Selling Shareholders

66

E.

Dilution

66

F.

Expenses of the Issue

66

Item 10.

Additional Information

66

A.

Share Capital

66

B.

Articles of Association and Bylaws

67

C.

Material Contracts

69

D.

Exchange Controls

70

E.

Taxation

71

F.

Dividends and Paying Agents

78

G.

Statement by Experts

78

H.

Documents on Display

78

I.

Subsidiary Information

79

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

79

Item 12.

Description of Securities Other than Equity Securities

80

Part II

80

Item 13.

Defaults, Dividend Arrearages and Delinquencies

80

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

80

Item 15.

Controls and Procedures

81

Item 16.

[Reserved]

81

Item 16 A.

Audit Committee Financial Expert

81

Item 16 B.

Code of Ethics

82

Item 16 C.

Principal Accountant Fees and Services

82

Item 16 D.

Exemptions from the Listing Standards for Audit Committees

82

Item 16 E.

Purchase of Equity Securities by the Issuer and Affiliated Purchasers

82

Part III

82

Item 17.

Financial Statements

82

Item 18.

Financial Statements

82

Item 19.

Exhibits

82

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

Foreign Private Issuer Filings

As a foreign private issuer registered under section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), the Company is subject to section 13 of the Exchange Act, and is required to file Annual Reports on Form 20-F and Reports of Foreign Private Issuer on Form 6-K with the Commission.  However, the Company is exempt from the proxy rules under section 14 of the Exchange Act, and the short-swing profit rules under section 16 of the Exchange Act.

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

propylitic	A rock alteration assemblage comprising calcite, epidote, chlorite, pyrite and other minerals, found typically in the periphery of a hydrothermal system.
pyrrhotite	A bronze coloured mineral of metallic lustre that consists of ferrous sulfide and is attracted by a magnet.
pyrite	Iron sulfide mineral.
quartz	Silica or SiO2, a common constituent of veins, especially those containing gold and silver mineralization.

RAB	Rotary air blast drilling.
RC	Reverse circulation drilling.
reef	A geological formation or mineral within defined boundaries separating it from the adjoining rocks.
Sb	The elemental symbol for antimony (stibnite).
silicification	Replacement of the constituent of a rock by quartz.
test pits	Shallow holes dug at spots along the strike of any mineralization or, if it is disseminated, anywhere in the area where the shallow holes might reach mineralized bedrock.
ton	Imperial measurement of weight equivalent to 2,000 pounds (sometimes called a “short ton”).
tonne	Metric measurement of weight equivalent to 1,000 kilograms (or 2,204.6 pounds).
tuff	A rock comprised of fine fragments and ash particles ejected from a volcanic vent.
veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.
Zn	The elemental symbol for zinc.

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

For each of the years in the five year period ended August 31, 2006, the information in the tables was extracted from the more detailed audited financial statements of the Company.

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

The following is a summary of certain selected financial information for the Company’s five most recently completed fiscal years (in Canadian dollars, except number of shares):

Canadian GAAP
For the Fiscal Year ended August 31,
	2006	2005	2004	2003	2002
Operations:

Revenues	$ --	$ --	$ --	$ --	$ --

Net loss	(4,326,722)	(2,931,063)	(1,616,364)	(3,014,778)	(1,343,958)

Basic and diluted loss per share	(0.05)	(0.04)	(0.02)	(0.04)	(0.02)

Balance sheet:

Working Capital	2,838,273	1,388,906	1,918,901	2,092,912	1,921,418

Total Assets	24,891,967	22,257,683	22,092,373	21,424,565	20,912,060

Net Assets	24,176,291	21,875,226	21,298,136	20,318,000	19,605,513

Share Capital	51,397,278	44,839,796	42,145,471	39,423,971	35,821,706

Number of Shares	86,241,075	84,776,054	82,464,037	80,191,542	74,714,203

Deficit	(28,105,120)	(23,778,398)	(20,847,335)	(19,230,971)	(16,216,193)

U.S. GAAP
	2006	2005	2004	2003 (restated)	2002 (restated)
Operations:

Revenues	$ --	$ --	$ --	$ --	$ --

Net loss	(5,683,081)	(3,610,911)	(2,779,514)	(5,457,815)	(2,698,204)

Basic and diluted loss per share	(0.07)	(0.04)	(0.03)	(0.07)	(0.05)

Balance sheet:

Working Capital	2,838,273	1,388,906	1,918,901	2,092,912	1,921,418

Total Assets	11,161,716	9,883,791	10,248,223	10,761,265	10,510,379

Net Assets	10,446,040	9,501,334	9,604,092	9,787,106	9,217,656

Share Capital	54,902,206	48,408,552	44,900,399	42,178,899	36,276,634

Number of Shares	86,241,075	84,776,054	82,464,037	80,191,542	74,714,203

Deficit	(44,590,299)	(38,907,218)	(35,296,307)	(32,516,793)	(27,058,978)

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

Year Ended: August 31	Average	Period End	High	Low
2002	1.5724	1.5591	1.6190	1.5024
2003	1.4819	1.3865	1.5991	1.3305
2004	1.3015	1.2034	1.4003	1.1714
2005	1.2321	1.1893	1.3071	1.1775
2006	1.147	1.1066	1.196	1.0989

The following table sets forth the high and low exchange rate for the past six months.  As of August 31, 2006, the exchange rate was CDN $1.1066 for each US$1.

Month	High	Low
October 2006	1.1384	1.1154
September 2006	1.1272	1.1052
August 2006	1.1312	1.1066
July 2006	1.1415	1.1112
June 2006	1.1241	1.0991
May 2006	1.1228	1.0989
April 2006	1.1718	1.1203
March 2006	1.1722	1.1320
February 2006	1.1577	1.1379
January 2006	1.1726	1.1436

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

We have incurred net losses since our inception and expect losses to continue.  We have not been profitable since our inception.  For the fiscal year ended August 31, 2006, we had a net loss of $4,326,722 and an accumulated deficit on August 31, 2006 of $28,105,120.  The Company has not generated revenues from operations during fiscal year 2006 and does not expect to generate revenues from operations until one or more of its properties are placed in production. There is a risk that none of the Company’s properties will be placed in production, and that the Company’s operations will not be profitable in the future.

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

We depend on key management personnel.  The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management including James E. Sinclair, Chairman and Chief Executive Officer, Regina Kuo-Lee, Chief Financial Officer and Jonathan Deane, President.  Investors must be willing to rely to a significant extent on their discretion and judgment.  We do not have employment contracts with the Chairman and Chief Executive Officer or the Chief Financial Officer.  We maintain key-man life insurance on the Chairman and Chief Executive Officer but not on the Chief Financial Officer or President of the Company.

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

We have requirements for and there is an uncertainty of access to additional capital.  At August 31, 2006, the Company had cash of  $3,174,549 and working capital of $2,838,273.   The Company will continue to incur exploration costs to fund its plan of operations and intends to fund its plan of operations from working capital and equity subscriptions from the Company’s Chairman and C.E.O.  Ultimately, the Company’s ability to continue its exploration activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing agreements or some combination of these or other means.

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

Conflicts of interest may arise among our board of directors.  Marek J. Kreczmer, Ulrich E. Rath,   Anton Esterhuizen and Norman Betts, directors of the Company, are also directors, officers, or shareholders of other companies that are similarly engaged in the business of acquiring, developing, and exploiting natural resource properties.  Mr. Kreczmer is President and CEO of Northwestern Mineral Ventures Inc. a Canadian company exploring for uranium in Canada and Niger and precious metals in Mexico.    He is a director of Golden Patriot Mining Inc., a Canadian company exploring for minerals in Mexico. Mr. Kreczmer is also a Director of Soho Resources Corp., a Canadian company developing a gold deposit in Mexico.  Mr. Rath is the President and CEO and a director of Chariot Resources Ltd., a Canadian company exploring for minerals in Peru.  Mr. Esterhuizen is the Managing Director of Pangea Exploration (Pty.) Ltd., a South African company exploring for minerals in Africa and South America.  He is also a Director of Northwestern Mineral Ventures Inc.  Dr. Betts is a director of Slam Exploration Inc., a Canadian company exploring for minerals in the Provinces of Ontario and New Brunswick in Canada. Such associations may give rise to conflicts of interest from time to time if the Company were to enter into negotiations to acquire an interest in a mineral project in which their other companies hold an interest, or the Company were to enter into negotiations to sell or joint venture an interest in its mineral properties to any of these companies.  The directors of the Company are required to act honestly and in good faith with a view to the best interests of the Company and disclose any interest which they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.

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

Failure to Maintain Effective Internal Controls Could Have a Material Adverse Effect on Our Operations.  We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and commencing with the Company’s 2007 fiscal year, a report by our Independent Auditors addressing these assessments. During the course of our testing we may identify deficiencies which we may not be able to remediate for our  annual compliance with the requirements of Section 404.  If we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.

Item 4.

Information on the Company

A.

History and Development of the Company

The Company was originally incorporated under the corporate name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta).  The name was changed to

“Tan Range Exploration Corporation” on August 13, 1991.  The name of the Company was again changed to “Tanzanian Royalty Exploration Corporation” on February 28, 2006.  The Company is also registered in the Province of British Columbia as an extra provincial company under the Company Act (British Columbia).

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

The Itetemia Property, located in Tanzania, consists of seven (7)  contiguous prospecting licenses.  One prospecting licence  is subject to a 3% net smelter royalty.  The Company has a 90% interest in one of the other prospecting licences which is subject to a 2% royalty interest.  The Company’s Itetemia Property contains an inferred mineral resource of 500,000 tonnes grading 7 g/t gold, using a 2 g/t gold cut-off  (see page 25 herein for further details).

In November 2004, Barrick advised the Company that it was returning the Itetemia properties which were covered by an option and joint venture agreement dated May 31, 1999 as amended April 24, 2001 between the Company and Barrick Gold Corporation (“Barrick”).  Barrick was granted the exclusive option to earn an undivided 60% interest in the Itetemia Project.  In exchange for the option, Barrick agreed to provide funding to the Company totalling $4,000,000, which has been completed.

The Company’s Luhala property, also located in Tanzania, consists of six (6) contiguous prospecting licenses.  The Luhala property was the focus of an exploration program under an option agreement dated April 25, 1999 with Newmont Overseas Exploration Limited (“Newmont”).  Newmont terminated their option on the property during the year 2000.  The Company continues its ongoing exploration program on the Luhala property (see page 27 for current exploration details).

The Kigosi Project area encompasses approximately 1,078 square miles and includes fourteen (14) prospecting licenses.  In September 2006 the Company announced that its drill rig will be moved to Kigosi to begin drilling.  The Company previously discovered three new gold occurrences on the Kigosi Property (forming a part of the Company’s Lake Victoria Goldfield Properties held through it’s subsidiary, Tanzania American International Development Corporation (“Tanzam”).  Two of the three occurrences are located at the north end of a three kilometre long northwest trending structure that may be responsible for concentrating the mineralization reported at the northern and southern limits of this prominent geological feature (see: “Lake Victoria Goldfield Properties” for further details).

Exploration activity throughout fiscal 2004 was spent undertaking a first pass BLEG soils program over the Tanzam licenses in the Lake Victoria Goldfields Properties project area.  This work was conducted on eight licenses within six locations; namely, Geita, Ushirombo West, Biharamulo, Biharamulo North, Shinyanga, and Nyanzaga North.  The Shinyanga and Nyanzaga North project areas returned encouraging results that require detailed follow-up.

Heavy mineral indicator sampling and ground magnetic follow-up was conducted during fiscal 2004 on aeromagnetic targets identified on the Tanzam properties.  Work was completed on the Kanagele, Lunguya, and Ushirombo project areas, where 34 anomalies were ground proofed and sampled for indicator minerals.  The results from the sampling program are being used to further refine exploration methodologies.

The Company currently has royalty agreements with two industry partners covering 5 prospecting licences; one of these prospecting licences are under agreement with Barrick Gold Corporation; and 4 prospecting licenses with Northern Mining Explorations.

At the present time, the Company’s land position totals 121 prospecting licenses in the Lake Victoria Greenstone Belt and Kabanga/Kagera Nickel Belt regions of Tanzania covering an area of approximately 10,762 square kilometres.

Significant Acquisitions and Significant Dispositions

The Company’s principal capital expenditures and divestitures (including interests in other companies and amounts invested) for the last three fiscal years are described as follows:

During the year ended August 31, 2003 the Company signed royalty and option agreements on nine (9) (which have now been divided into 12) prospecting licenses in the Lake Victoria goldfields area of Tanzania with Northern Mining Explorations/Explorations Minieres du Nord (“MDN”).  In December 2003 MDN returned one of the subject prospecting licenses to the Company and in December 2004, MDN returned another of the subject prospecting licenses to the Company.  In December 2005 and March 2006, MDN returned an additional six prospecting licenses.  There are currently 4 prospecting licensees subject to this agreement.  Under the agreement, MDN holds the right to earn 100% of the Company’s underlying interest in the licenses for an up-front cash payment of US$80,000, plus US$1.8 million in option payments and US$1.5 million in property expenditures over the five year life of the agreements.  MDN must also complete a feasibility study and make a production decision by December 31, 2008 and achieve production within 18 months or be subject to cash penalties in lieu of royalty payments.  The Company retains the right to escalating net smelter royalties on commercial production that are tied to the price of gold and range from 0.5% below US$250 per ounce to a maximum of 2% at US$380 per ounce.

In April 2005 the RC/RAB drill rig purchased by the Company was delivered and drilling commenced shortly thereafter.  The Company purchased the drill rig primarily for availability and custom design for function. Presently, the availability in Tanzania for contract exploration drilling is tight.  Further, the Company believes that its operators of the equipment will be of a higher quality than those services provided by an unrelated contractor.

Also during fiscal 2005, the Company acquired additional prospecting licenses, including 7 licenses covering an area of  4,434 sq.km. in the Kabanga Nickel region. In October 2006 the Company reported it had prioritized exploration targets on its holdings in the Kibara Nickel Belt following an examination of historical data.

The Company entered into a Purchase and Sale Agreement (the “Agreement”) with Ashanti Goldfields Cayman Limited (“Ashanti”) dated September 26, 2006 for the repurchase of its rights to the Kigosi property, including all related camp and equipment, along with the purchase of a non-associated property, the Dongo, from Ashanti in a transaction valued at US$900,000. The price of the acquisition will be satisfied by the issuance to Ashanti a total of 180,058 common shares of the Company, in two tranches and subject to certain conditions consisting of (i) the issuance and allotment of 160,052 common shares to be issued in consideration of the transfer to the Company of the Kigosi Rights, as defined in the Agreement and (ii) subject to receipt of ministerial consent from the Tanzanian government to the transfer from Ashanti to the Company of the Dongo Rights, as defined in the Agreement, the issuance and allotment to Ashanti of 20,006 common shares of the Company.

The Company’s exploration activities for the 2006 fiscal year continued with the Company’s RC/RAB drill on several of the Company’s properties located throughout the Lake Victoria Greenstone Belt.  Diamond drilling programs were carried out on the Company’s Luhala and Itetemia properties.  There were no significant property acquisitions during the period.

For the year ended August 31, 2006 the Company reported a net loss of $4,326,722.  A total of $1,690,402 of mineral properties and deferred exploration expenses was written off relating to abandoned mineral properties.  The Company’s total capital lease obligation as at August 31, 2006 is $156,364.  The Company incurred deferred exploration expenditures of $2,545,075 (net) during the year ended August 31, 2006.

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

The Company’s general area of interest has been in the exploration of gold properties in regional East Africa.  The Company has explored gold properties in Ethiopia, Tanzania, Zambia, Swaziland and South Africa. At the present time, the Company is exploring 121 mineral resource properties in the Lake Victoria Greenstone Belt and Kabanga/Kagera Nickel Belt regions of Tanzania.  Tanzania remains the prime focus of the Company’s activities.  Other corporations, including Barrick Gold Corporation (“Barrick”), Ashanti Goldfields Limited (“Ashanti Goldfields”), Northern Mining Explorations, and Newmont Overseas Exploration Corporation have funded  some  of the  work on the Company’s properties in this area since 1999 under option arrangements, with the exception of properties explored by subsidiary company Tanzania American International Development Corporation 2000 Limited (“Tanzam”) which were privately funded.  The Company currently has joint venture and royalty agreements with its two industry partners covering a total of 5 prospecting licences: 1 with Barrick, and 4 with Northern Mining Explorations.

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

During 2006 fiscal year, the Company continued evaluation of all prospecting licenses in its portfolio with a view of offering some of them for royalty agreements to other mining companies.  The evaluation of their potential comprises geological mapping, soil sampling and geophysical interpretations.  Currently, prospecting licenses which have potential diamond targets are being prospected using ground magnetic surveys, followed by loam sampling and analysis for indicator minerals.

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

C.

Organization Structure

The Company has the following four subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage &Type of Securities Owned or Controlled by Company
		Voting Securities Held	Non-Voting Securities
Itetemia Mining Company Limited(1)	Republic of Tanzania, Africa	90% (common)	n/a
Lunguya Mining Company Ltd. (2)	Republic of Tanzania, Africa	60% (common	n/a
Tancan Mining Company Limited (“Tancan”)	Republic of Tanzania, Africa	100% (common)	n/a
Tanzania American International Development Corporation 2000 Limited (“Tanzam”)	Republic of Tanzania, Africa	100% (common)	n/a

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

Property Description and Location

The Itetemia Property currently consists of seven (7) contiguous prospecting licenses, covering approximately 79.34 km2.  The seven (7) prospecting licenses now comprising the Itetemia Property are held in the names of the following companies and expire as indicated:

Prospecting License	Name Of Holder	Date Granted	Last Renewal Application	Expiry Date
Ngula North PL 2374/03	Tanzam	November 25, 2003	n/a	November 24, 2006

Prospecting License	Name Of Holder	Date Granted	Last Renewal Application	Expiry Date
Itetemia PL 1450/2000; PL 2523/04; PL 3308/05	Itetemia Mining Co. Tancan	March 10, 2005; May 18, 2004 June 14, 2005	n/a n/a n/a	March 10, 2007 May 18, 2007 June 14, 2008
Ngula PL 1612/2000 PL 2578/04	Tancan Tancan	August 29, 2005 June 28, 2004	n/a n/a	August 29, 2007 June 28, 2007
Itetemia North PL 2038/2002	Tancan	November 1, 2002	October 31, 2005	November 1, 2005*

*

While the license has expired, the Company has applied for a renewal and has no reason to believe that such renewal application will not be granted in the ordinary course.

The Itetemia and Ngula prospecting licenses have been renewed twice, each time for a period of two years. The rental payments and minerals permitted to be pursued under such licenses are summarized below:

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

The Company’s Interest

Prior to the Barrick Venture Agreement (defined below), four of the prospecting licenses comprising the Itetemia Property, namely, Itetemia Village, Mwingilo, Ngula and Itetemia East, were indirectly 100% held by the Company; in the case of the Itetemia North prospecting license, the Company held an indirect 100% interest therein, through Tancan, subject only to the 2% NSR Royalty payable pursuant to the RSR Royalty Agreement. In the case of the Itetemia prospecting license, Tancan acquired its interest pursuant to the Stamico Venture Agreement, as amended June 18, 2001 and July 2005, which provides, among other things, that:

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

On November 23, 2004 Barrick advised that they would return the Itetemia Prospecting Licences (with the exception of PL 2374/03 which is held under the Barrick Exploration Africa Limited (“BEAL”) Agreement) to the Company.

History

The exploration history of the Itetemia Property from 1988 to 2005 may be summarized as follows:

Itetemia Exploration History Synopsis

Year	Operator	Work Performed
1988 – 1992	BRG, a Tanzanian-German Corporation

First modern exploration program conducted, consisting of geological mapping, ground geophysics, magnetometer, horizontal loop electromagnetic (“HLEM”), pulse electromagnetic, and induced polarization (“IP”) surveys, trenching and sampling.

1993	Stamico	Continued BRG’s work and completed an air photo interpretation of the region, resulting in the identification of a northerly trenching gold bearing structure.

Year	Operator	Work Performed
1994	Stamico	Completed regional geological mapping, and geochemical soil sampling on the northern and southwestern portions of the licensed area.
1995	Tancan

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

1999-2000	Tancan

A rotary air blast (“RAB”) drilling program of 151 holes totalling 6,660 m, in seven fences were drilled; the northwestern extension of the Golden Horseshoe Reef was intersected, returning 0.28 g/t Au over 33 m.

2001	Tancan	1,100 metres drilled to evaluate down dip potential of gold mineralization in the Golden Horseshoe Reef (“GHR”) deposit.
2002-2004	Barrick	Exploration program carried out by Barrick.
2005	Tancan	Reviewed reports received from Barrick detailing the exploration work they conducted on the property to November 2004.

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

Exploration

During the 2006 exploration season, the Company initiated exploration work at Itetemia for its own account in September 2005 and conducted a second-in-house evaluation of the GHR, the primary zone hosting gold values.  The Company completed four diamond drill holes on the Itetemia Project with one of the better holes returning 2.5 metres grading 6.13 g/t and 4.0 metres averaging 6.75g/t. Another hole returned an even higher grade intercept of 4.0 metres grading 11.1 g/t. The drill program succeeded in confirming the existence of a continuous economically attractive  pay shoot  down to a depth of 450 metres, representing a total down plunge distance of 550 metres.

The Company has incurred total net costs (after any recoveries and write offs) of $6,393,041 on the Itetemia Property to August 31, 2006.

THE ITETEMIA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY PROPOSED PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Luhala Property

The following discussion regarding both the Luhala and Lunguya Properties below is summarized from a technical report prepared in accordance with the requirements of NI 43-101F dated February 28, 2003 entitled, “Report on the 2002 Exploration of the Luhala Concessions and the Lunguya Concessions, Lake Victoria Goldfields District, North-Central Tanzania” by Dr. Jim L. Oliver, Ph.D., P. Geo. (the “Luhala and Lunguya 2002 Report”).  The reader is referred to the complete text of the Luhala and Lunguya 2002 Report, which is available at www.sedar.com, filed on March 10, 2003 under the heading, “Other”.

Property Description and Location

The Luhala property is located in Misungwi District of Mwanza Region of Tanzania (see property location map).  It lies approximately 70 kilometres south of the city of Mwanza.  The Luhala property consists of six (6) prospecting licenses (namely, Luhala PL 1451/00, Luhala PL 2519/04, Luhala PL 3315/05, Shilalo PL 2297/03, Ngobo PL 1559/00 and Sima PL 1560/00).  These prospecting licenses are in good standing with respect to required filings and payments with the Government of Tanzania.

The Company has a 100% interest in the Luhala prospecting license, and has the right to acquire a 100% interest in the Ngobo and Sima prospecting licenses by making a series of payments to the property holder, Widescope Promotion Ltd. (“Widescope”), totaling US$120,000 over six years for the Ngobo license and US$84,000 over six years for the Sima license, which payments have now been completed.  Widescope retains a 2% net smelter returns royalty on both the Ngobo and Sima licenses, which the Company may buy back, in each case, one-half (i.e. 1%) for US$1,000,000. For the Shilalo license, the Company has earned the right to acquire  a 100% interest by having made a series of payments to the property owner totaling US$16,000.  The Shilalo property owner retains a 2% net smelter return royalty, of which the Company may buy back one-half (i.e.1%) for US$ 250,000.

Each of the prospecting licenses forming the Luhala property has the following mandatory annual work and rental payments:

Prospecting License	Work Program	Annual Rentals	Minerals Covered
Luhala PL 1451/00 PL 2519/04 PL 3315/05	None	US$696.50** US$575.30 US$478.60	all excluding building materials and gems
Shilalo PL 2297/03	None	US$74.40	all excluding building materials and gems
Ngobo PL 1559/00	None	US$300**	all excluding building materials and gems
Sima PL 1560/00	None	US$514.50**	all excluding building materials and gems

* First renewal annual rental fees = US$30/sq.km.

  ** Second renewal annual rental fees = US$50/sq.km.

The Luhala property covers an area of approximately 76 square kilometers.  The target on the Luhala property is gold stockwork mineralization associated with felsic rock units in dilational structures.

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

History

Luhala has had a significantly more protracted exploration history than Lunguya, beginning with the initial exploration by the then Tanganyikan Geological Survey in 1947.  The exploration history of Luhala may be summarized as:

LUHALA EXPLORATION HISTORY SYNOPSIS

Year	Operator	Work Performed
1947	Tanganyikan Geological Survey	Underground adit, Shilalo West
1960’s	Unknown	Minor test pits and trenches
1994	Tan Range	Grab sampling and panning, Luhala Hills
1996	Tan Range	Airbourne magnetic survey, 505 m diamond drilling in two drill holes
1997	JCI/Tan Range	MMI survey, 5,700 samples collected, geological mapping and sampling, 243 grab samples, gradient array IP over Luhala Hills, 5 DDH’s for 549 m
2000	Newmont/Tan Range	251 Rotary Air Blast (RAB) drill holes
2001	Tan Range	10 DDH’s, 1204 m, trenching and sampling, 32 RAB holes, totaling 1969 m. Regional mapping
2002	Tan Range	Property mapping.
2003	Tan Range	Updated geological model
2004	Tan Range	Trenching Kisunge hill, 14 RC holes drilled on new model on Kisunge Hill.
2005	Tan Range	Re-logged all drill holes and trenches. Drill preparation.

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

Exploration

Drilling with the Company’s combination RC/RAB drill commenced in October 2005.  In December 2005, the Company announced initial results from a 29 hole RC/RAB drilling program at Luhala that significantly expanded the resource potential on the property.   During this phase of drilling, a specific emphasis was placed on determining the structural controls for the higher grade mineralization, producing a 3-D model of the mineralization for follow-up in 2006.

A Phase 4 drill program was initiated at Luhala in February 2006, with the first results reported shortly thereafter in March. The drill program included 40 RC holes, representing some 2,519 metres of drilling within the Kisunge Central, West, Northeast and Southeast Zones. The Kisunge Central and West Zones were found to combine to form the Kisunge Central Zone.  Drilling of the Kisunge East Zones confirmed the presence of a higher grade zone of rocks that extends from the Kisunge Northeast Zone to west of the Kisunge Southeast Zone. These rocks form a steeply plunging anti-clinorium, a regional fold (bend) structure that is composed of smaller folds. This whole zone was subsequently referred to as the Kisunge Main Zone.

Among the better results returned from the Kisunge Central Zone were 4.0 metres of 6.0 g/t and 5. 0 metres grading 5.18 g/t. Notable results from the Kisunge Main Zone included 7.0 metres averaging 6.83 g/t and 5.0 metres grading 5.18 g/t.

Results from the Phase 5 drill program were released in April 2006 and confirmed that the Kisunge Main Zone hosted anomalous gold values along a strike length of 1,200 metres, excluding a zone some 200 metres wide where a barren dyke cut across the mineralized trend.  The holes in the Main Zone were designed to intersect and test the gold potential in the most prospective stratigraphic package (rock unit) at a shallow depth as no trenching had been conducted in this area before to establish near-surface mineral potential.  The best values from the Kisunge Main Zone in Phase 5 included 4.0 metres averaging 5.69 g/t along with 3 metres grading 3.29 g/t.   A Phase 6 drill program was completed in April 2006 and included 15 RC drill holes representing some 986 metres of drilling. All the RC holes were drilled in the Main Zone as no access was available to further test the Kiginga anomaly due to heavy rainfall. Three holes were drilled on the eastern limb of the Main Zone and 12 holes on the southern limb. Among the better values reported were: 3.0 metres of 2.50 g/t, 2.0 metres grading 2.39 g/t and 6.0 metres averaging 2.35 g/t.  A Phase 7 drill program was completed in August 2006 with the results reported immediately after the company’s fiscal year end. This particular phase consisted of nine diamond drill holes aggregating some 991 metres, all of which tested the eastern limb of the Kisunge Main Zone.

Because diamond drilling produces a cylindrical core sample, invaluable structural information was obtained during this program which showed the gold deposit to have a shallow dip that will require further RC drilling for definition purposes. Some of the most notable results from this program included 3.0 metres @ 7.89 g/t, 2.44 metres averaging 3.90 g/t and 1.44 metres @ 10.95 g/t.

The Company has incurred total net costs (after any recoveries) of $4,079,789 on the Luhala Property  to August 31, 2006.

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

Drilling

Drilling programs were completed on the Luhala prospecting license in 2001, consisting of nine diamond drill holes, totaling 1,865 metres with an average depth of 207 metres.  The holes were planned along the three best RAB section lines (7400E, 7600E and 8000E) on Kisunge Hill, as well as some testing of a lower ranked target on the Shilalo South.  Some gold mineralization was encountered, including 4.3 metres at 1.84 g/t, 8.5 metres at 1.23 g/t, and 14.4 metres at 5.72 g/t, using a 1g/t cut-off.  Diamond drilling has shown that these gold zones are not steep.  The distribution of gold at Kisunge would appear to be flat to moderately dipping.

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

As detailed above under Exploration, RC/RAB and diamond drilling programs continued on the Luhala property throughout fiscal 2006.

THE LUHALA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY PROPOSED EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Lunguya Project Area

Property Description and Location

The Lunguya Property is located in the Kahama District of Tanzania (see property location map), and the Company’s interest therein is held indirectly through Tanzam.  The Lunguya Property is situated in the Lake Victoria Greenstone Belts, approximately 100 kms by air to the southwest of Mwanza and about 15 kms south of  Bulyanhulu.  The Lunguya Property consists of eight (8)  prospecting licenses (namely, the Lunguya 1766/01 and 2828/04, Lunguya East 1887/02 and 3273/05, Shilela North 2059/02 and 4074/06, Shilela  2472/04 and Lunguya West PL 2193/03).  These prospecting licenses are in good standing with respect to required filings and payments with the Government of Tanzania.

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

The Lunguya Property covers an area of 323 square kilometers.  There are no work requirements, and property payments on each of licenses are as follows:

Prospecting License	Annual Rentals & Preparation Fees	Minerals Covered
Lunguya PL 1766/01 PL 2828/04	US$1,071.30* US$714.20	all excluding building materials and gemstones
Lunguya East PL 1887/02 PL 3273/05	US$1,272.60* US$848.40	as above
Shilela North PL 2059/02 PL 4074/06	US$685.60 US $542.80	as above
Shilela PL 2472/04	US$1,025.00	as above
Lunguya West PL 2193/03	US$1,622.80	as above

* First renewal annual rental fees = US$30/sq.km.

Through prospecting and mining option agreements, the Company has options to acquire interests ranging from 60% to 75% in the eight (8)  licenses.  To maintain the options, the Company is required to make certain expenditures and fund all exploration costs of the properties.  During the fiscal year ended August 31, 2003, the Company abandoned one of the licenses, and wrote-off $35,342 in costs deferred to such license.  There are no royalties to the original license holder.  At Shilela North, through a Prospecting and Mining Option Agreement signed by Tanzam dated June 25, 1999, the Company has a right to obtain a 70% working interest in this project and no royalties are required.  The payment schedule is identical at Shilela.  At Lunguya East, the Company can earn up to a 70% interest and no royalty is required.  For PL 1990/02, through a Prospecting and Mining Option Agreement dated June 10, 1999, the Company can earn a right to obtain a 75% working interest in this project and no royalty is required; an initial payment of US$50,000 was made and no annual payments are required.

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

Very little outcrop (less than 1%) has been identified at Lunguya.  The entire property is flat and covered largely by granitic sands and grey orange laterities derived from granitic sources.  Like Luhala, Lunguya is actively cultivated, but also is being actively mined by a few score artisanal miners along the trend of the Nyamakwenge Reefs.  No significant infrastructure, power or water is available on site.  However, the entire infrastructure of the region including electricity, air transport, health clinics, schools, and improved road networks, have been greatly improved due to the proximity to Barrick’s Bulyanhulu mine, some 20 kms to the north.

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

At Lunguya, all currently known, auriferous structural zones track at an oblique angle, the eastern granodiorite-mafic volcanic contact.  Auriferous veins strike at 020° to 030° with the dominant intrusive volcanic contact trending at approximately 360°.  On the property scale, two 330° trending fault  structures are interpreted to offset the Lunguya vein into two fault repeated vein segments, having strike lengths of  approximately 180 and 300 m.  A few score artisanal miners have exploited these veins to a depth not exceeding 30 vertical m’s subsurface. A second set of auriferous reefs, the Nyikoboko Reefs, are located 12 kilometres to the south. This area is associated with a smaller set of largely inactive artisanal dumps and workings.

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

Limited exploration activities were carried out on the Lunguya property during fiscal 2006.  The greater portion of the shear zone is covered by mbuga, and to test the idea biogeochemistry was conducted in 2003 over the mbuga on a 400m x 50m grid system where some 2,291 samples were collected. Abundant one point gold anomalies with pathfinder support have been identified. These will be tested with IP in the 2007 dry season.

The Company has deferred total net costs (after any recoveries and write offs) of $2,826,034 on the Lunguya Property to August 31, 2006.

Mineralization

Lunguya is a mineralized brittle ductile strain zone, developing internal to a major granite-greenstone contact. Gold is associated with one fault offset vein which is likely broken into two segments, the Western and Eastern reefs.  Lesser veins are also present.  Initial sampling of artisanal vein waste dumps indicated the presence of well mineralized dump samples.  The site contained greater than 200 of these small pits-shafts ranging from 1 to 20 metres deep.

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

THE LUNGUYA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Tulawaka Project Area

The Tulawaka Project is located in the Biharamulo District of Kagera Region of Tanzania and is approximately 160 kilometers west-southwest of Mwanza.  The Tulawaka Project consists of nine (9) prospecting licenses, including six (6) licenses held through Tanzam.   These prospecting licenses are in good standing with respect to required filings and payments with the Government of Tanzania.  The Company has incurred $955,269 in total costs on the Tulawaka Project to August 31, 2006.  Two of the Tulawaka prospecting licences are under option to MDN.

The Tulawaka Project covers an area of approximately 297 square kilometers.  The property lies on an east-west magnetic trend, between the Kakindu gold discovery (Ashanti) and the Tuluwaka gold discovery (Pangea).  RAB (rotary air blast) drilling on the Mnekezi property intersected mineralized chert sequences which included intersections of 5 meters @ 0.26 grams/tonne gold, 3 meters @ 0.24 grams/tonne gold and 1 meter @ 0.37 grams/tonne gold.  Much of this project has been joint ventured to MDN.

Exploration

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

In October 2005, MDN announced a significant gold discovery on a Prospecting License (PL) held under option from the Company in the Tulawaka region of Tanzania.  In March 2006, MDN announced assay results from the Isozibi gold discovery on PL2182/03 which is located about 17 kilometres northwest of the Tulawaka gold mine’s process plant. The discovery is known to extend for approximately one kilometre along strike and across a width of 0.9 kilometres. This previously unknown gold occurrence is associated with fracture zones in iron formations, a particularly attractive environment for the emplacement of gold deposits.  The discovery was tested by 26 RC drill holes for a total of 2,582 metres. Among the most significant drill intersections from this initial drill program were 2.0 metres averaging 4.4 g/t and 1.0 metre grading 3.25 g/t.

On November 15, 2006, MDN announced significant assay results from the RC drill program they carried out on the Viyonza Zone, which includes the Nyantimba license optioned from the Company.

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

Property Description and Location

Tanzam, a mineral investment company wholly-owned by the Company, currently holds various interests in 121 prospecting licenses in the Lake Victoria Goldfields Belts of north-western Tanzania (the “LVGB”) in order to explore for economic mineral deposits.

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

As of the date hereof, Tanzam holds interests in the following licenses:

Book #	JV Partner	JV%	Project Area	Old PL#	New PL#	Sq Km
1	Wazawa Limited	65%	Ushirombo, Kahama	752/97	1846/01	18.01
79	Tanzam (Wazawa Limited)	65%	Ushirombo, Kahama	Relinquished 1/2 1846/01 (1st renewal)	3147/05	10.49
2	Martedo Investment	65%	Diabohika Bukombe	1795/01	Appl. R-724	6.0
	Martedo Investment	65%	Diabohika Bukombe	Relinquished 1/2 PL 1795/01 (1st renewal)	Appl. 4269	6.0
3	Afrigold Limited	65%	Igando, Biharamulo	1798/01	Appl. R-725	17.70
	Afrigold Limited	65%	Igando, Biharamulo	Relinquished 1/2 PL 1798/01 (1st renewal)	Appl. 4270	17.70
4	Tanzam	100%	Bwanga, Kahama	1946/02	1946/02	36.18

Book #	JV Partner	JV%	Project Area	Old PL#	New PL#	Sq Km
175	Tancan	100%	Bwanga, Kahama	Relinquished 1/2 1946/02 (1st renewal	3496/05	36.18
5	Jope Buisness/ Mineral Industries	65%	Nyambale, Geita	1951/02	1951/02	51.45
177	Tanzam (Jope Business/Mineral Ind	65%	Nyambale, Geita	1951/02	3631/05	51.45
7	Tese Mining/F-B Minerals	51%	Runazi, Biharamulo	2102/02	Appl. R-582	44.5
	Tese Mining/F-B Minerals (Sigo for Tese)	51%	Runazi, Biharamulo	Relinquished 1/2 PL 2102/02	Appl. 3510	45.79
8	Jope Business	65%	Kisengo, Biharamulo	1275/99	2448/04	78.88
9	Jope Business	65%	Nyaesero, Biharamulo	2182/03	Appl. R-638	41.16
	Tanzam (Jope Business)	65%	Nyaesero, Biharamulo	Relinquished 1/2 PL 2182/03	Appl. 3755	41.16
10	Tanzam	100%	Kaniha, Biharamulo	1947/02	1947/02	60.35
176	Tancan	100%	Kaniha, Birharamulo	Relinquished 1/2 1947/02 (1st renewal)	3497/05	60.02
15	Tese Mining/ F-B Minerals	51%	Kigosi	2040/02	Appl. R-536	42.0
	Tanzam (Tese Mining)	51%	Kigosi	Relinquished 1/2 2040/02 (1st renewal)	Appl. 3301	42.0
16	Bazo Enterprises	65%	Kigosi	1775/01	Appl. R-714	9.98
	Bazo Enterprises	65%	Kigosi	Relinquished 1/2 1775/01 (2nd renewal)	Appl. 4184	9.98
157	Y. Shekwavi (Bazo Enterprises)	65%	Kigosi	Relinquished 1/2 1775/01	2927/04	19.80
17	Afrigold Limited	65%	Kigosi	1796/01	Appl. R-726	21.08
	Afrigold Limited	65%	Kigosi	Relinquished 1/2 PL 1796/01 (2nd renewal)	Appl. 4271	21.8
149	Hasanet Ltd. (Afrigold Limited)	65%	Kigosi	Relinquished 1/2 1796/01 (1st renewal)	2925/04	41.82
18	Martedo Investment	65%	Kigosi	1400/99	2449/04	34.28
19	Tanzam	100%	Kigosi	2191/03	Appl. R-635	73.99
	Tanzam	100%	Kigosi	Relinquished 1/2 PL 2191/03 (1st renewal)	Appl. 3776	73.41
20	Abby’s Mining Co	65%	Kigosi	1854/2001	1854/2001	67.87
159	Tanzam (Abby’s Mining Co.)	65%	Kigosi	Relinquished 1/2 1854/01	3178/05	86.38
21	Madaba Minerals Ltd.	70%	Lunguya	1887/02	1887/02	42.42
164	Tanzam (Madaba Minerals Ltd.)	70%	Lunguya	Relinquished 1/2 1887/02	3273/05	42.42
96	Tanzam (Charles Shumbi)	70%	Kigosi	Relinquished 1/2 1762/01	2833/04	17.29
28	Northern Mining Consultancy	60%	Lunguya	1766/01	Appl. R-700	17.855

Book #	JV Partner	JV%	Project Area	Old PL#	New PL#	Sq Km
	Northern Mining Consultancy	60%	Lunguya	Relinquished 1/2 PL 1766/01 (2nd renewal)	Appl. 4119	17.855
93	Tanzam (Northern Mining Consultancy)	60%	Lunguya	Relinquished 1/2 1766/01	2828/04	35.71
29	Tanzam (Reapa Bus. Assoc. Inc.)	65%	Mbogwe	1942/02	1942/02	77.15
174	Tanzam (Reapa Bus. Assoc)	65%	Mbogwe	Relinquished 1/2 1942/02 (1st renewal)	3495/05	77.15
30	Tanzam (Abby’s Mining Co.)	65%	Lunguya	2193/03	Appl. R-637	40.57
	Tancan (Abby’s Mining Co.)	65%	Lunguya	Relinquished 1/2 PL 2193/03 (1st renewal)	Appl. 3775	40.57
31	Tanzam (Abby’s Mining Co.)	65%	Mbogwe	2194/03	Appl. R-634	69.73
	Tancan (Abby’s Mining Co.)	65%	Mbogwe	Relinquished 1/2 PL 2194/03	Appl. 3774	68.44
32	Tanzam (Abby’s Mining Co.)	65%	Mbogwe	2195/03	Appl. R-636	82.29
	Tancan (Abby’s Mining Co.)	65%	Mbogwe	Relinquished 1/2 PL 2195/03 (1st renewal)	Appl. 3773	78.87
33	JSN Limited	70%	Itetemia	1300/99	2374/04	13.41
34	Dalles & Shamwada	65%	Biharamulo	1269/99	2510/04	102.9
35	Germina Lukuvi	65%	Kanegele	1815/01	1815/01	18.96
36	Zahabu Investments	70%	Lunguya	2059/02	Appl. R-553	17.12
183	Tanzam (Zahabu Investments)	70%	Lunguya	Relinquished 1/2 PL 2059/02 (1st renewal)	4074/06	17.14
37	Fenites Limited	70%	Lunguya	1307/99	2472/04	51.25
38	Afrigold Limited	70%	Mbogwe	1308/99	2455/04	143.4
42	JSN Limited	65%	Kanegele	2056/02	Appl. R-555	11.37
184	Tanzam (JSN Limited)	65%	Kanegele	Relinquished 1/2 PL 2056/02 (1st renewal)	4075/06	11.77
43	Afrigold Limited	65%	Kanegele	1311/99	2502/04	51.41
45	Sigo Gems	65%	Kigosi	1853/2001	1853/2001	11
162	Tanzam (Sigo Gems)	65%	Kigosi	Relinquished 1/2 1853/01 1st renewal)	3181/05	11
47	Digitel Holdings	70%	Geita	1086/98	2506/04	51.45
50	Tamo Geo-Consult	80%	Ushirombo	1401/99	1401/99	38.09
81	Tanzam (Tamo Geo-Consult)	80%	Ushirombo	Relinquished 1/2 1401/99 (1st renewal)	2466/04	74.60
180	Barrick (Tanzam) (Tamo Geo-Consult)	80%	Ushirombo	Relinquished 1/2 1401/99 (2nd renewal)	3073/05	36.60
74	Tanzam (Tamo Geo-Consult)	80%	Ushirombo	Relinquished 1/2 1402/99 (2nd renewal)	3102/05	21.81

Book #	JV Partner	JV%	Project Area	Old PL#	New PL#	Sq Km
53	Tangulf Express Ltd.	85%	Majimoto	2070/02	Appl. R-556	25.41
182	Tanzam (Tangulf Express Ltd.)	85%	Majimoto	Relinquished 1/2 PL 2070/02 (1st renewal)	4073/06	25.41
54	RSR (T) Ltd.	90%	Mwadui		2513/04	8.381
55	RSR (T) Ltd.	85%	Kanegele		2514/04	59.42
56	Teddy & Co.	90%	Igunga		2541/04	58.23
57	Hasanet Limited	90%	Mwadui	2285/03	Appl. R-681	51.35
	Hasanet Limited	90%	Mwadui	Relinquished 1/2 PL 2285/03 (1st renewal)	Appl. 4034	51.35
58	State Mining Co.	80%	Nzega		2576/04	103.8
60	F. Mjasambu & Partners	90%	Mwadui		2701/04	28.44
61	Tanzam	100%	Mwadui		2704/04	14.75
62	Tanzam	100%	Mwadui		2705/04	128.3
63	Tanzam	100%	Kabanga	PLR 2707/04 (1st renewal)	Appl. R-722	198
64	Tanzam	100%	Kabanga		2708/04	64.04
65	Abby’s Mining Co.	90%	Kanegele		2688/04	13.71
66	Tanzam	100%	Kabanga		PLR 2827/04	146.2
67	Tanzam	100%	Kabanga		PLR 2831/04	117.3
68	Hydro-Geos Consulting	90%	Mwadui		PLR 2813/04	217.8
69	Tanzam	100%	Kabanga		PLR 2706/04	428.4
70	Assalaam Almasi	85%	Mwadui		2843/04	72.0
71	Givex Company Limited	90%	Kibara		2785/04	90.96
73	B. Nguka	85%	Kanagele		3098/05	57.42
75	F.Mbaga	85%	Kibara		2931/04	127.50
76	Tanzam	100%	Igunga		3112/05	26.26
77	Tanzam	100%	Mwadui		3113/05	22.70
78	Mdabwa/Yusufu	90%	Kibara		3146/05	103.0
150	RSR (Tanzania) Limited	85%	Mwadui		2462/04	51.43
151	F. Mbaga	85%	Nzega		2930/04	64.35
156	Tanzam	100%	Kabanga		PLR 2966/04	694.20
158	B. Nguka	85%	Mwadui		3172/05	99.70
160	Tanzam	100%	Mwadui		3179/05	107.10
163	Tanzam	100%	Kabanga		PLR 3272/05	2779.0
168	Tanzam	100%	Kibara		3314/05	2.79
170	Assalaam Almasi Ltd	80%	Mwadui		2465/804	32.96
171	Trust Marck Investment Ltd.	90%	Manonga	2069/02	Appl. R-554	31.38
181	Trust Marck Investment Ltd.	90%	Manonga	Relinquished 1/2 PL 2069/02 (1st renewal)	4072/06	30.59

As of the date hereof, Tancan holds interests in the following prospecting licenses:

Book #	License Holder	TancanJV%	Project Area	Old PL#	New PL#	Sq Km
101	Itetemia Mining Co. Ltd.	90%	Itetemia	1450/00	R-370	9.287

Book #	JV Partner	JV%	Project Area	Old PL#	New PL#	Sq Km
166	Tancan (Itetemia Mining Co. Ltd.)	90%	Itetemia	Relinquished 1/2 1450/00 (2nd renewal)	3308/05	9.287
84	Itetemia Mining Co. Ltd.	90%	Itetemia	Relinquished 1/2 1450/00 (1st renewal)	2523/04	18.57
102	Tancan	100%	Luhala	1451/00	1451/00	13.93
169	Tanzam (Tancan)	100%	Luhala	Relinquished 1/2 1451/00 (2nd renewal)	3315/05	13.93
83	Tancan		Luhala	Relinquished 1/2 1451/00 (1st renewal)	2519/04	27.865
104	Tancan	100%	Itetemia	2038/02 (1st renewal)	Appl. R-537	8.574
106	Tancan	100%	Itetemia	1612/00	1612/00	2.91
85	Tancan	100%	Itetemia	Relinquished 1/2 PL 1612/00 (1st renewal)	2578/04	5.82
108	Widescope Promotion	100%	Luhala	1559/00	1559/00	6.0
109	Widescope Promotion	100%	Luhala	1560/00	1560/00	10.29
110	Tancan	100%	Luhala	Relinquished 1/2 PL 2297/03	Appl. 4086	1.86
113	Dia Consult Ltd.	100%	Tulawaka	427/96	2473/04	54.01
98	Dia Consult Ltd.	100%	Tulawaka	Relinquished 1/2 PL 427/96 (1st renewal)	2803/04	55.76
124	Charles Shumbi	90%	Kanagele	1375/99	1375/99	5.26
	Charles Shumbi	90%	Kanagele	Relinquished 1/2 PL 1375/99	Appl. 4023	5.26
92	Tancan (Charles Shumbi)	90%	Kanagele	Relinquished 1/2 1375/99 (2nd renewal)	2699/04	5.415
99	Tancan (Charles Shumbi)	90%	Kanagele	Relinquished 1/2 (1st renewal)	2883/04	10.5
125	Mega Deposit Explorers	90%	Kigosi	PLR 2019/02	PL 3507/05	180.0
72	Tancan (Mega Deposit Explorers)	90%	Kigosi	Relinquished 1/2 PL 3507/05 (1st renewal)	3070/05	315.2
130	Dismas Calist	90%	Shinyanga	2217/03	Appl. R-667	61.08
	Dismas Calist	90%	Shinyanga	Relinquished 1/2 2217/03	Appl. 3876	61.08
131	Makweba/Kusundwa	90%	Tulawaka	2295/03	Appl. R-688	17.51
	Makweba/Kusundwa	90%	Tulawaka	Relinquished 1/2 PL 2295/03 (1st renewal)	Appl. 4085
132	Eb-Hance Co.	90%	Kibara	2308/03	Appl. R-708	26.675
	Eb-Hance Co.	90%	Kibara	Relinquished 1/2 PL 2308/03 (1st renewal)	Appl. 4158	26.67

Book #	JV Partner	JV%	Project Area	Old PL#	New PL#	Sq Km
133	Mussah Mussah	90%	Nyanzaga North	2279/03	Appl. R-682	17.895
	Mussah Mussah	90%	Nyanzaga North	Relinquished 1/2 PL 2279/03 (1st renewal)	Appl. 4033
134	Hasanet Ltd.	90%	Manonga	2272/03	Appl. R-680	27.41
	Hasanet Ltd.	90%	Manonga	Relinquished 1/2 PL 2272/03 (1st renewal)	Appl. 4035
135	Trust Marck Investments	90%	Manonga	2007/02	Appl. R-526	5.235
179	Tancan (Trust Marck Investments)	90%	Manonga	Relinquished 1/2 PL 2007/02 (1st renewal)	PL 3819/05	5.402
136	Mbonimpa, J&F	90%	Manonga		2461/04	116.5
137	Bey & Daniel	90%	Manonga	1817/01	1817/01	18.98
154	Tancan (Bey & Daniel)	90%	Manonga	Relinquished 1/2 1817/01 (1st renewal)	2969/04	18.95
138	Hasanet	90%	Manonga		2487/04	24.84
139	Dismast Calist	90%	Igunga		2458/04	152.4
140	Tancan	100%	Manonga		2655/04	75.65
142	Tancan	100%	Manonga		2657/04	120.3
143	Tancan	100%	Manonga		2658/04	100.3
144	Tancan	100%	Manonga		2667/04	7.7
145	Tancan	100%	Igunga		2668/04	30.25
146	Tancan	100%	Manonga		2669/04	91.58
147	Tancan	100%	Igunga	PLR 2670/04	Appl. R-707	109.65
	Tancan	100%	Igunga	Relinquished 1/2 PLR 2670/04 (1st renewal)	Appl. 4157	109.65

The total land area currently held under license is approximately 10,762 km2.

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

Tanzam has granted to BEAL an option to acquire the total rights, titles and interests held by Tanzam in the following prospecting license:

PL 2374/03

If such option is exercised, Tanzam is entitled to (i) certain payments after the Commercial Production Date (as defined) with respect to the first mine constructed by BEAL on any property covered by the license; and (ii) a 1.5% net smelter return (which may, in certain circumstances, be reduced).

The Company has deferred total net costs of $20,356,725 on all of the Lake Victoria Goldfields Properties to August 31, 2006.

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

Significant assay results were received in March 2006 from a trenching program on the Company’s Kibara Gold Project, with 20 samples returning values exceeding 1.22 g/t gold. In addition to the gold values, encouraging copper and silver assay results were received from the trenching program. Seventeen samples returned values greater than 1% Cu, nine samples returned values greater than 5% Cu, and four values were above 10% Cu. Silver values ranged from detection levels to 87 g/t (2.5 oz/ton).

In 2006, the Company undertook a regional Biogeochemistry (BGC) program on a 400 metres x 200 metres grid system. Some 3,567 samples were collected and  submitted to Acme Vancouver for analysis. Results have been received and are currently being analyzed.

The Company has incurred total net costs (after any recoveries) of $162,775 on the Kibara Property  to August 31, 2006.

Shinyanga Project

The Shinyanga license is situated amongst the scattered greenstone units of the Shinyanga greenstone belt some 25 kilometres  north of the Nzega greenstone belt. Principal rock types include meta-basalt with quartz veinlets, banded iron formation (BIF), granite and diabase dykes. Greenstone cover is estimated at 50% with the balance comprising granitic rocks. There are also known kimberlite occurrences within this project area that could be prospective for diamonds.

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

A follow-up RC program was completed in January 2006. Drilling was conducted over the Eastern and Central mineralized zones that gave the best RAB intersections. The drilling consisted of 16 drill holes aggregating 784 metres. In addition, 316 samples were collected and submitted to Humac Lab in Mwanza for gold analysis.  From the drilling it is evident that the Central Zone is conducive to the deposition of gold mineralization albeit of low grade. It appears that there are two zones of gold mineralization, one thick low grade zone and a thinner higher grade zone.

The Company has incurred total net costs (after any recoveries) of $108,998 on the Shinyanga Property to August 31, 2006.

Kigosi Project

The Kigosi Property forms part of the greenschist-amphibolite facies metamorphic belts of the Kigosi-Miyabi Granite-Greenstone Terrain situated in the southwestern Sukumaland Greenstone Belt. The terrain is bounded to the south by the Kigosi-Haneti Granitoid Tectonic Zone of extensive granite intrusions and deep-seated lineaments.

The Project hosts gold mine workings that were discovered and have been worked on by local artisans for decades. Subsurface geology in these workings sub-crops intermittently along a strike length of at least 4.8-kilometres.  No exploration activities were performed on the Kigosi property during fiscal 2006.

Kanagele Project

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

Rotary drilling commenced on the Shenda License in mid-August 2005 and was completed in September 2005. The Shenda Prospecting License represents the second license where the Company’s biogeochemical method was tested by drilling various shallow geochemical holes.  A total of 316 holes were drilled totaling 3,647 metres.  In addition, six RC holes were drilled totaling 258 metres. Due to discouraging results this license was returned to the vendor. No exploration activities were performed on the remainder of the Kanagele property during fiscal 2006.  The Company has incurred total net costs (after any recoveries) of $1,077,512 on the Kanagele Property to August 31, 2006, net of write off of $291,480.

Ushirombo West Project Area

In March 2005 an extensive auger drilling program was carried out in the  Ushirombo West Project area region to test areas with anomalous gold values.  Microprobe analysis confirmed that a chromite grain discovered in the Ushirombo West Project Area had a kimberlite source.

Limited exploration activities were performed on the Ushirombo West property during fiscal 2006.  The Company has incurred total net costs (after any recoveries) of $237,223 on the Ushirombo West Property to August 31, 2006.

Igunga Project

During June 2005, 1,936 samples were collected from 39 traverses covering 387 square kilometres in the Igunga Project Area, which was also botanically mapped by a BGC field crew to establish plant associations and distribution patterns.  A small greenstone occurrence exists on the extreme southwest corner of this License.  BGC sampling of the Itunduru License in the Igunga Project Area continued during July 2005 and 3,742 samples were collected from 74 traverses covering 327.75 line kilometres.  The purpose of this program was to establish plant associations and distribution patterns.  A limited follow-up BCG program was carried out on the Igunga Property during fiscal 2006.

Geita Project Area

In June 2005, a follow-up stream sampling program returned kimberlitic grains from a target area that produced favourable results in 2004.  Further sampling and ground magnetic work are planned on this particular target area.  Limited exploration activities were performed on the Geita property during fiscal 2006.  The Company has incurred total net costs (after any recoveries) of $361,053 on the Geita Property to August 31, 2006.

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

Ground magnetic surveys were completed on kimberlite targets in the Mwadui, Igunga and Nzega Project areas in September 2005 and these targets were subsequently tested by a RAB drilling program a short time later in November.  Five previously known kimberlite bodies were intersected at Mwadui along with two new pipes. In addition, two brand new kimberlite pipes were discovered at Igunga and another two at Nzega for a grand total of 11. One of the pipes at Nzega occurs close to artisanal diamond activity for alluvials in a nearby river bed.  Subsequent testing confirmed that a range of diamondiferous kimberlite indicator minerals including G10 and G3 garnets were identified in four kimberlite pipes on its Nzega and Igunga Project Areas. Based on the probed results from the kimberlites at Igunga and Nzega, both project areas have potential to host diamondiferous kimberlites.

THE LAKE VICTORIA GOLDFIELDS PROPERTIES ARE WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Drill Rig

In April 2005, the Company’s drill rig and support vehicle was delivered. The unit is a combination Reverse Circulation (RC) and Rotary Air Blast (RAB) drill rig with a rod storage capacity of 14 tonnes.  In order to ensure maximum mobility and efficiency, the drill rig was assembled on a reconditioned Samil 100 truck and is coupled with an Ingersoll Rand XHP900SCAT air compressor. A similar truck fitted with a 3,000 litre water tank and a 3,000 litre diesel tank will be used to support drilling operations.

Accessory equipment includes 200 metre sets of RAB and RC drill rods with percussion hammers and drill bits and basic spares that should ensure continuity of drilling.. The spares and stores will be accommodated in Mwanza in a store house / maintenance depot consisting of two storage containers and an office which are presently being refurbished.   The drill management team working out of the Company's Mwanza office gathered the necessary documents and crews ready for the drill program. The entire crew attended a safety and first aid course conducted by the Company's security contract company, Knight Support Tanzania Ltd.  The Company’s RC/RAB drill rig was in constant use during fiscal 2006 carrying out drilling programs on several of the Company’s properties.

Biogeochemistry

A key component in the Company’s optimization of its exploration process is the deployment of biogeochemistry techniques in its field programs.  One of the major problems confronting mineral explorers in the Lake Victoria Greenstone Belt - and for that matter in most other greenstone belts in the world - is the presence of deep overburden which frequently masks the existence of favorable host rocks for gold, diamonds and other mineral commodities.

Biogeochemical protocols have been developed relating to the selection and analysis of sample materials and specially-trained crews have been put into the field to gather samples for analysis. In addition, a biogeochemistry laboratory has been established in Mwanza for the preparation of sample materials which are then sent to independent laboratories.  In order to protect its internally developed biogeochemical methodology via international laws governing intellectual property, the Company has submitted a patent application which is currently pending legal review.   The BGC program of collecting and analyzing samples continued throughout fiscal 2006.

Item 5.

Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended August 31, 2006, 2005, and 2004, and should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

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

The Consolidated Financial Statements utilize estimates and assumptions principally regarding mineral properties, going concern and future income taxes and stock-based compensation, that reflect management’s expectations at the date of preparation.  Events or circumstances in the future, many of which are beyond the control of the Company, may impact these expectations and accordingly could lead to different assumptions and estimates from those utilized.  Factors that could impact the estimates and assumptions that were made at the date of preparation of the Consolidated Financial Statements have been previously discussed under the heading “Risk Factors”.

A.

Operating Results

The following discussion and analysis of the financial condition and operating results of the Company for the three years ended August 31, 2006, 2005 and 2004 should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with Canadian GAAP.  The discussion and analysis set for the below covers the results measured under Canadian GAAP.  Material differences between the application of Canadian GAAP and U.S. GAAP to the Company’s audited financial statements exist as described in Note 11 to the Consolidated Financial Statements.

Fiscal year ended August 31, 2006 compared to fiscal year ended August 31, 2005

The loss before income tax in 2006 was $4,327,000; a $748,000 increase from last year’s loss before income taxes of $3,579,000. The major reason for the higher loss before income taxes in 2006 was due to increases of write off of Mineral properties and deferred exploration costs of $60,000, professional fees of $338,000 and $134,000 in stock-based compensation expense.  During the year, professional fees increased as the Company was engaged in litigation which amounted to $243,000; year end audit fees increased by $40,000 and legal fees relating to the issuance of the RSUs was approximately $50,000.  Property investigation costs decreased to $24,000 from $134,000 due to a concentrated effort in drilling properties owned.  The 2006 foreign exchange loss of $140,000 is consistent with that of 2005.  Net interest earned was $23,000 for the year ending August 31, 2006, an increase of $34,000 from 2005 due to higher cash balances in 2006.  The increase in Transfer Agent and Listing fees from $140,000 for the year ended August 31, 2005 to $205,000 is largely due to the listing on the American Stock Exchange.  The increase in Salaries and Benefits from $691,000 for the year ending August 31, 2005 to $765,000 for the current year is a result of both a larger staff to accommodate the operation of the drill rig and a higher wage level to remain competitive with local salary scales.

The Company recorded a non-cash future income tax recovery of $648,000 during the year ended August 31, 2005 due to additional tax basis accumulating in Tanzania in excess of the carrying value of mineral properties and deferred exploration costs.  No such recovery was recorded in the current year, resulting in a loss for the year of $4,327,000 compared to a loss of $2,931,000 in the prior year.

Fiscal year ended August 31, 2005 compared to fiscal year ended August 31, 2004

The loss before income tax in 2005 was $3,578,628; a $1,962,264 increase from 2004 loss before income taxes of $1,616,364. The major reason for the higher loss before income taxes in 2005 was the write-off of deferred mineral property and exploration costs of $1,629,932 on the abandonment of certain mineral properties in 2005.  There was no abandonment or write-off of deferred exploration costs in 2004. A loss on foreign exchange of $134,650 was incurred in 2005 as compared to a gain of $48,630 in 2004.  The 2005 foreign exchange loss  is a result of exchange-related losses associated with the decline in value of the US dollar and Tanzanian shilling relative to the Canadian dollar.  Net interest earned has decreased from $30,626 for the year ending August 31, 2004 to an expense of $11,488 for 2005.  The reduction in interest earned is a reflection of the sale of high interest yielding bonds and includes interest paid on the interim financing and the Company’s capital lease obligation for the Company’s drill rig.  The increase in insurance expense from $65,744 for the year ending August 31, 2004 to $97,412 for 2005 and the increase in amortization from $54,643 for the year ending August 31, 2004 to $88,981 for 2005 are both attributable to the acquisition of the drill rig and its ancillary equipment.  The increase in Transfer Agent and Listing fees from $68,895 for the year ended August 31, 2004 to $140,166 is largely due to the listing on the American Stock Exchange.  The increase in Salaries and Benefits from $604,368 for  the year ending August 31, 2004 to $691,059 for 2005 is a result of both a larger staff to accommodate the operation of the drill rig and a higher wage level to remain competitive  with local salary scales.  Some of these increased expenses have been offset by a reduction in Professional Fees from $201,167 for the year ending August 31, 2004 to $147,333 for 2005 and a reduction in Property Investigation costs from $254,991 for the year ending August 31, 2004 to $133,627 for 2005.  Professional Fees were reduced due to the successful initial completion of the Form 20-F in 2004 and Property Investigation Costs have decreased due to the focus on exploring properties held in inventory rather than increasing our portfolio of properties.  The Company recorded a recovery in capital taxes during the year end August 31, 2004 of $46,052, and no such recovery was incurred in the 2005 year.

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

B.

Liquidity and Capital Resources

The Company had $3,175,000 in cash at August 31, 2006, compared to $1,396,000 as at August 31, 2005.  The Company had working capital of $2,838,000 at August 31, 2006, compared to $1,389,000  at August 31, 2005.  Although the Company believes it has enough resources through working capital and share subscription agreements to finance operations for its 2007 fiscal year, ultimately the Company will need to obtain additional financing to sustain operations at the present rate of activity.  Historically, the Company has raised funds through equity financing, entering into joint venture or royalty agreements with other mining companies, and the exercise of options and warrants to fund its operations.  The Company’s funding requirements by major expenditure category, listed in order of priority are:

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

In February 2005, the Company completed the twenty-fourth (24) tranche of a twenty-four (24) tranche private placement pursuant to a Subscription Agreement dated March 5, 2003 made between the Company and James E. Sinclair, Chairman and Chief Executive Officer of the Company for the purchase of 2,137,629 common shares for $2,950,000.

The Company also completed a $1,000,000 private placement pursuant to a separate Subscription Agreement dated January 5, 2004 between the Company and James E. Sinclair for 622,278 common shares at a price of $1.607 per share.

On January 13, 2005, the Company entered into private placement subscription agreement with the Company’s Chairman and C.E.O. for the purchase of an aggregate of $3,000,000 worth of common shares of the Company in eight separate quarterly tranches of $375,000 each.  As at November 16, 2006 the Company has completed the following seven (7) tranches of the eight (8) tranche private placement:

(a)

May 9, 2005 – 382,653 common shares at a price of $0.98 per share;

(b)

August 18, 2005 – 259,516 common shares at a price of $1.445 per share;

(c)

December 16, 2005 – 90,405 common shares at a price of $4.148 per share;

(d)

February 14, 2006 – 47,807 common shares at a price of $7.844 per share;

(e)

May 12, 2006 – 40,783 common shares at a price of $9,195 per share;

(f)

August 14, 2006 – 44,664 common shares at a price of $8.396 per share;

(g)

November 16, 2006 – 54,058 common shares at a price of $6.937 per share.

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

On February 23, 2006 the Company completed a US$1.25 million private placement pursuant to a separate Subscription Agreement between the Company and James E. Sinclair for 183,440 common shares at a price of C$7.844 per share.

On March 8, 2006 the Company completed a US$1.25 million private placement pursuant to a Subscription Agreement between the Company and Guild Investment Management, Inc. for 215,820 common shares at a price of C$6.667 per share.

On May 12, 2006 the Company completed a $1,000,000 private placement pursuant to a separate Subscription Agreement between the Company and James E. Sinclair for 107,124 common shares at a price of $9.335 per share.

On August 8, 2006 the Company entered into private placement subscription agreement with the Company’s Chairman and C.E.O. for the purchase of an aggregate of $3,000,000 worth of common shares of the Company in eight separate quarterly tranches of $375,000 each.  The initial quarterly period shall commence February 1, 2007.

Mineral Property Projects:

As at August 31, 2006 amounts capitalized in respect of mineral properties were $20,593,948 an increase  from August 31, 2005 when the balance was $19,739,275, and an increase  from August 31, 2004 when the balance was $19,853,296.

During the fiscal year ended August 31, 2006, the Company capitalized mineral property exploration costs of $2,545,000 (net of option payments received of $320,000 on its mineral resource properties.  The Company wrote off  $1,690,000 in exploration expenditures on areas abandoned in the year ended August 31, 2006.

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

F.

Tabular Disclosure of Contractual Obligations

The following table sets out the Company’s known contractual obligations as of the latest fiscal year end:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	2-3 years	4 years	More than 5 years
Vancouver Office Lease(1)	$15,000	$15,000	Nil	Nil	Nil
Capital Lease	US$172,695(2)	US$44,829	US$89,658	US$38,208	Nil

(1)

Expires on April 30, 2007

(2)

Includes finance charges

Item 6.

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following is a list of the Company’s current directors and officers.  The directors named below were all re-elected by the Company’s shareholders on February 27, 2006 with the exception of Mr. Deane who was appointed a Director by the Board effective September 1, 2006.

Mrs. Victoria Luis wished to step aside as Chief Financial Officer and Corporate Secretary.   Ms. Regina Kuo-Lee was appointed Chief Financial Officer effective September 1, 2006.  Mrs. Helen Hansen was appointed Corporate Secretary effective September 1, 2006.

Name, Municipality of Residence and Position With the Company	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since
James E. Sinclair Sharon, Connecticut Chairman, Chief Executive Officer and Director	Chairman and CEO of the Company	April 30, 2002
Victoria Luis Sherman, Connecticut Director, Former Chief Financial Officer and Corporate Secretary	Corporate Accountant of the Company; Chief Financial Officer and Secretary of the Company to August 31, 2006	April 30, 2002
Regina Kuo-Lee Toronto,Ontario Chief Financial Officer

Chief Financial Officer of the Company; Chief Financial Officer and Vice President of Finance of Trimin Capital Corp. from 2004 to January 2006;  Controller of Tektronix Canada Inc. 2003 to 2004; Controller of Evertz Microsystems Inc. 2000 to 2002.

Not a Director

Name, Municipality of Residence and Position With the Company	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since
Jonathan G. Deane Mwanza, Tanzania Director, President	President of the Company since 2004; Exploration Manager of the Company since 1996	September 1, 2006
Marek J. Kreczmer West Vancouver, British Columbia Director	President, CEO and Director of Northwestern Mineral Ventures Inc.	July 24, 1991
Ulrich E. Rath Toronto, Ontario Director	President and CEO and Director of Chariot Resources Ltd.	October 7, 2003
Anton Esterhuizen Johannesburg, South Africa Director	Managing Director, Pangea Exploration (Pty)	January, 2001
William Harvey Sharon, Connecticut Director	Psychologist	April 30, 2002
Rosalind Morrow Toronto, Ontario Director	Lawyer; Partner, Borden Ladner Gervais LLP	October 20, 2003
Dr. Norman Betts Storeytown, New Brunswick Director	Associate Professor, Faculty of Business Administration, University of New Brunswick	January 4, 2005
Florian Ngunangwa Dar es salaam, Tanzanian Vice President East Africa	Vice President East Africa of the Company	Not a Director
Helen Hansen Corporate Secretary	Office Manager of the Company	Not a Director

Directors and Senior Management

James E. Sinclair

Chairman, Chief Executive Officer and Director

Mr. Sinclair became Chairman and CEO of the Company following the Company’s acquisition in April, 2002 of Tanzam, a Tanzanian gold exploration company formerly controlled by the Sinclair family.  Mr. Sinclair, aged 65, devotes his full time to the business and affairs of the Company.

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

Victoria Luis, M.B.A., CSCPA and AICPA Member

Corporate Accountant and Director

Mrs. Luis wished to step aside as Chief Financial Officer and Corporate Secretary.  She will now focus her energies and experience on strategic planning and other corporate issues.

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

She earned her Masters of Business Administration with a specialization in Accounting in 1998 and her Bachelors of Science in Finance in 1990.  Ms. Luis, aged 37, devotes her full time to the business and affairs of the Company.

Regina Kuo-Lee, C.A.

Chief Financial Officer

Ms. Kuo-Lee was appointed Chief Financial Officer effective September 1, 2006.   Ms. Kuo Lee, a Chartered Accountant, has more than 16 years experience in the accounting field, more recently as CFO and Vice President of Finance for Trimin Capital Corp., a management company with large equity interests in operating businesses.   She also has several years experience as a Controller in the technology sector and worked as an internal auditor in the brokerage industry after five years with Deloitte & Touche, Chartered Accountants in Toronto.

Jonathan G. Deane, M.Sc. (Geol.), B.Sc. (Honors)

Director and President

Mr. Jonathan G. Deane was appointed to the Board of Directors effective September 1, 2006.  Mr. Deane retains his position as President of the Company, including responsibility for all its exploration activities in Tanzania.

Prior to his association with the Company, he held various positions with Gold Fields Namibia, including Senior Exploration Geologist, from 1988 to 1994 and Senior Mine Geologist with Otjihase Copper Mine, Central Namibia from April, 1994 to July, 1996.

Mr. Deane, aged 45, devotes his full time to the business and affairs of the Company.

Marek J. Kreczmer, M.Sc. (Geol.), B.Sc. (Geol.)

Director

Mr. Kreczmer is President and CEO of Northwestern Mineral Ventures Inc. a Canadian company exploring for uranium in Canada and Niger and precious metals in Mexico.    He is a director of Golden Patriot Mining Inc., a Canadian company exploring for minerals in Mexico. Mr. Kreczmer is also a Director of Soho Resources Corp., a Canadian company developing a gold deposit in Mexico.

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

Mr. Kreczmer has an extensive background in the mineral exploration business.  He was a project geologist for two leading Canadian explorers, Cameco and Granges Exploration.  The exploration focus for these companies included base metals, uranium and gold.  His responsibilities included all aspects of administering the exploration budget, on-site field management, and the set-up and establishment of an exploration team to deal with specific project objectives.  Mr. Kreczmer, aged 55, devotes approximately 10% of his time to the business and affairs of the Company.

Ulrich E. Rath

Director

Mr. Rath has a wide range of experience in the mining industry, and has specific experience in South Africa and Peru.  Currently Mr. Ulrich Rath is the President and CEO and Director of Chariot Resources Ltd., a junior resource company focused on the exploration, acquisition and development of copper and precious metal mineral deposits in the Andes region of Latin America.  As the former President, CEO and Director of Chimera Gold Corp. Ulrich Rath was responsible for facilitating the $US67 million acquisition of gold operations in the East Rand region of South Africa that now produce more than 200,000 ounces gold per annum. Subsequently, the Board of Chimera agreed to a 1:1 merger with Bema Gold Corp.  He was formerly the CEO and a director of EAGC Ventures Inc. and the CEO and director of Compania Minera Milpo.   Mr. Rath was also formerly Vice-President, Corporate Development, for Rio Algom Ltd. from December 1992 to October 1998.  Rio Algom Ltd. was a U.S. reporting issuer, whose common shares were listed on the American Stock Exchange.  Mr. Rath, aged 59, devotes approximately 10% of his time to the business and affairs of the Company.

Anton Esterhuizen

Director

Mr. Esterhuizen is an experienced geologist working extensively in Africa. Among his career highlights, he is credited with the discovery and evaluation of the Xstrata Group's world-class, high-grade Rhovan vanadium deposit in South Africa, the re-evaluation of the sizeable Burnstone gold deposit, also in South Africa, and a number of Tanzanian gold deposits, including the Tulawaka deposit, which attracted major players into Tanzania. He is responsible for the discovery of a number of titanium-zirconium mineral sand deposits including the world class Corridor Sands deposit in Mozambique and the Kwale deposit in Kenya. At present, Mr. Esterhuizen is Managing Director of Pangea Exploration (Pty) Limited in Johannesburg and a director of Northwestern Mineral Ventures Inc. Mr. Esterhuizen is a fellow of the Geological Society of South Africa and the first recipient of the Des Pretorius Memorial Award for outstanding work in economic geology in Africa. He also received the Dreyer Award from the Society for Mining Metallurgy and Exploration Inc. for outstanding achievements in applied economic geology.  Mr. Esterhuizen, aged 55, devotes approximately 5% of his time to the business and affairs of the Company.

Dr. William Harvey, B.A., Ph.D.

Director

Dr. Harvey is presently a consultant and technical expert to a variety of research centres and state and federal programs in the United States.  He is a consultant to: National Drug Information Centre for Families in Action; American Institute of Research; Office of Juvenile Justice & Delinquency Prevention; National Institute on Drug Abuse; and National Institute on Alcoholism and Alcohol Abuse.  He is involved in the formulation of new programs and policies aimed at the betterment of society.  The Sinclair family has already made a significant donation to a private trust, The Tanzanian Relief Fund, which in turn has funded the hospital at Bulyanhulu.  Dr. Harvey will expand the role which the Company has at the local level to ensure that stakeholder interests are addressed.  Dr. Harvey, aged 73, devotes approximately 10% of his time to the business and affairs of the Company.

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

B.

Compensation

The Company has four (4) executive officers, namely James E. Sinclair, Chief Executive Officer of the Company, Victoria Luis, Former Chief Financial Officer of the Company,  Regina Kuo-Lee, Chief Financial Officer of the Company, and Jonathan G. Deane, President of the Company.

The following table sets forth particulars concerning the compensation since their appointments of the executive officers, as defined in Form 51-102F6 prescribed by the “Regulations” under the Securities Act of the Province of Alberta, for the Company’s last three fiscal years ended August 31, 2006:

Name and Principal Position (a)	Fiscal Year (b)	Annual Compensation			Long Term Compensation			All Other Compen- sation ($) (i)
		Salary ($) (c)	Bonus ($) (d)	Other Annual Compen- sation ($) (e)	Awards	Shares or Units Subject to Resale Restrictions (g)	Payouts
					Securities under Options (RSUs) /SARs Granted (#) (f)		LTIP Payouts (h)
James E. Sinclair, Chief Executive Officer	2006 2005 2004	$Nil $36,861 $119,100	$Nil Nil Nil	$6,250 $10,000 $10,000	N/A Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Victoria Luis, Former Secretary & Chief Financial Officer	2006 2005 2004	$57,020 $61,362 $66,430	$4,707 $5,066 $4,792	$6,250 $10,000 $10,000	2,785 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil

Name and Principal Position (a)	Fiscal Year (b)	Annual Compensation			Long Term Compensation			All Other Compen- sation ($) (i)
		Salary ($) (c)	Bonus ($) (d)	Other Annual Compen- sation ($) (e)	Awards	Shares or Units Subject to Resale Restrictions (g)	Payouts
					Securities under Options (RSUs) /SARs Granted (#) (f)		LTIP Payouts (h)
Regina Kuo-Lee, Chief Financial Officer	2006 2005 2004	$9,800 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	N/A N/A N/A
Jonathan G. Deane, President	2006 2005 2004	$118,071 $125,973 $113,974	$4,658 $Nil $5,574	$5,450 $6,000 $4,020	6,964 Nil Nil	Nil Nil Nil	$5,907 $6,299 $5,583	Nil Nil Nil

The Company has not set aside or accrued any funds for pension, retirement or similar benefits.

Long Term Incentive Plan Awards to Named Executive Officers

The Company has made long-term incentive plan awards during the fiscal year ended August 31, 2006, to executive officers of the Company. See “Restricted Stock Unit Plan” and “Employee Share Ownership Plan”.

Options (including Restricted Stock Units (“RSUs”)) and SAR’s Exercised by Named Executive Officers

The following options were exercised during the fiscal year ended August 31, 2006 by the named executive officers:

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options (RSUs) /SARs at August 31, 2006 (#) Exercisable/ Unexercisable (d)	Value of Unexercised in-the-Money Options (RSUs) /SARs at August 31, 2006 ($) Exercisable/ Unexercisable (e)
James E. Sinclair, CEO	Nil	N/A	N/A	N/A
Victoria Luis, Former Chief Financial Officer and Secretary	37,500	$235,875	2,785	$21,974
Regina Kuo-Lee, Chief Financial Officer	N/A	N/A	N/A	N/A
Jonathan Deane, President	N/A	N/A	6,964	$54,946

Directors’ Fees, Restricted Stock Unit Plan and Stock Option Plan

A Restricted Stock Unit Plan (the “RSU Plan”) was approved by the shareholders at the Annual Meeting held February 27, 2006.  The Board of Directors has recently implemented the RSU Plan under which employees and directors are compensated for their services to the Company.  Annual compensation for outside directors is $50,000  per year, plus $5,000 per year for serving on Committees, plus $2,500 per year for serving as Chair of a Committee.  At the election of each individual director, up to one- third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as Restricted Stock Units (“RSUs”) in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.

Prior to implementing the RSU Plan in April 2006, directors were compensated for their services to the Company by the payment of $10,000 per annum, and $2,500 per committee served by each director.  Directors’ fees of $91,000 were paid to directors during the fiscal year ended August 31, 2006.  Under the RSU Plan, outside directors were granted 35,027 RSUs during the fiscal year ended August 31, 2006.

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

As of April 3, 2003, the Board resolved that the Company will not grant any further options under the Plan and that upon exercise or expiration of all stock options currently outstanding, the Plan be terminated.

Restricted Stock Unit Plan

The RSU Plan was approved by the shareholder’s at the Annual Meeting held February 27, 2006.  The RSU Plan is intended to enhance the Corporation’s and its Affiliates’ability to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Corporation and its Affiliates and to expend maximum effort to improve the business results and earnings of the Corporation, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Corporation. To this end, the RSU Plan provides for the grant of restricted stock units. Any of these awards of restricted stock units may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the Award Agreement.

Employee Share Ownership Plan

By an agreement dated May 1, 2003, the Company appointed Olympia Trust Company of Calgary, Alberta, as trustee (the “Trustee”) to manage and administer an employee share ownership plan (“ESOP”).  Under the ESOP, eligible employees, directors, and consultants can elect to contribute up to 30% of their salary or compensation on a monthly basis for investment by the Trustee in shares of the Company.  The Company will contribute funds equal to 100% of the employee’s contribution up to an amount equal to 5% or less of the employee’s salary.  The Company will contribute funds equal to 50% of the employee’s contribution for the next 6% to 30% inclusive of the employee’s salary.  All share purchases will be at market prices at the time of purchase, through the facilities of the Toronto Stock Exchange using registered representatives.  To August  31, 2006 nine participants, together with Company contributions, have purchased a total of 169,314 common shares under the ESOP.  The average monthly participant contributions are $4,072 and the Company’s matching contribution is $3,939 per month.

Employment Agreements

There are currently no service or employment contracts with directors or officers of the Company, except for the employment contract dated June 8, 2004 with Jonathan Deane, which provides for a remuneration of US$375 per day, on an after tax basis, and payable monthly, plus employee benefits including accommodation and board in Mwanza at the Company’s staff house.

C.

Board Practices

The directors of the Company serve a one year term and are elected at the Annual General Meeting of shareholders.  At the last Annual General Meeting, held on February 27, 2006, the shareholders elected James E. Sinclair, Marek J. Kreczmer, Victoria Luis, Anton Esterhuizen, William Harvey, Rosalind Morrow, Norman Betts and Ulrich E. Rath as directors.  The officers of the Company are elected by the Board serve at the pleasure of the Board.  Mr. Jonathan G. Deane was appointed to the Board of Directors effective September 1, 2006.

The Company has an audit committee  (the  “Audit and Compensation Committee”) consisting of Ulrich E. Rath, William Harvey and Dr. Norman Betts.  The roles and responsibilities of the audit and compensation committee have been specifically defined as described below under Audit Committee Information, and include responsibilities for overseeing management reporting on internal control.  The audit and compensation committee has direct communication channels with the external auditors.

The Company also has a compensation committee (the “Audit and Compensation Committee”) comprised of Ulrich E. Rath,  William Harvey and Dr. Norman Betts.  The Audit and Compensation Committee periodically reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and Africa, level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

The Company has formed a Technical Committee comprised of Marek J. Kreczmer (Chairman), Ulrich E. Rath, Anton Esterhuizen, and Jonathan G. Deane.  The Committee sets the definitive exploration policy for the Company and reports directly to the Board of Directors.

AUDIT COMMITTEE INFORMATION

Under Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”) reporting issuers in those jurisdictions which have adopted MI 52-110 are required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor.  The Company is a reporting issuer in Alberta, B.C. and Ontario.  MI 52-110 has not been adopted in B.C., but it has been adopted in Alberta and Ontario.  Accordingly, the Company provides the following disclosure with respect to its Audit Committee:

1.  The Audit Committee’s Charter

1.0

Purpose of the Committee

1.1

The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Company's financial statements and other relevant public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal audit function and the external auditors.

2.0

Members of the Audit Committee

2.1

All of the Members must be "financially literate" as defined under MI 52-110, Audit Committees, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of the accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

2.2

The Audit Committee shall consist of no less than three Directors.

2.3

All of the Members of the Audit Committee shall be "independent" as defined under MI 52-110.

3.0

Relationship with External Auditors

3.1

The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2

The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3

The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4

The Audit Committee will have direct communications access at all times with the external auditors.

4.0

Non-Audit Services

4.1

The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee.  In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2

Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i)

acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii)

performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.0

Appointment of Auditors

5.1

The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

5.2

The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.0

Evaluation of Auditors

6.1

The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.0

Remuneration of the Auditors

7.1

The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2

The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada.

8.0

Termination of the Auditors

8.1

The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

9.0

Funding of Auditing and Consulting Services

9.1

Auditing expenses will be funded by the Company.  The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10.0

Role and Responsibilities of the Internal Auditor

10.1

At this time, due to the Company's size and limited financial resources, the Chief Financial Officer of the Company shall be responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11.0

Oversight of Internal Controls

11.1

The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

12.0

Continuous Disclosure Requirements

12.1

At this time, due to the Company's size and limited financial resources, the Chief Financial Officer of the Company is responsible for ensuring that the Company's continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.0

Other Auditing Matters

13.1

The Audit Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

13.2

The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.0

Annual Review

14.1

The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15.0

Independent Advisers

15.1

The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

2.  Composition of the Audit Committee

Following are the members of the Audit and Compensation Committee:

Ulrich Rath	Independent(1)	Financially literate(2)
William Harvey	Independent(1)	Financially literate(2)
Norman Betts (Chair)	Independent(1)	Financially literate(2)

(1) A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)  An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

3.  Relevant Education and Experience

Dr. Betts is the Chair of the Committee.  He is the former Minister of Finance of New Brunswick and current Associate Professor of Business Administration, University of New Brunswick; Mr. Rath is the President and CEO of a Canadian resource company; and Dr. William Harvey is a psychologist and businessman.

4.- 6.  Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), Section 3.3(2) (Controlled Companies), Section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.  Nor has the Issuer relied on Section 3.8 (Acquisition of Financial Literacy) of MI 52-110.

7.  Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the

Board of Directors.

8.  Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve in advance the provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee’s consideration, and if thought fit, approval in writing.

9.  External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

Financial Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees(1)	All Other Fees
2006	Canada - $80,000 Tanzania – US$5,000	Nil	Nil	Nil
2005	Canada - $46,285 Tanzania – US$7,045	Nil	Nil	Nil

(1) Tax advice and planning assistance including review of and assistance with capital tax assessments.

D.

Employees

The Company has two (2) full time employees located in Vancouver, British Columbia, Canada, 43 full time employees located in Mwanza, Tanzania, and two (2) full time employees located in Dar es Salaam, Tanzania.

The Company also contracts three or more persons on a full time or part time basis as dictated by the exploration activities on its properties.  The full time and temporary employees of the Company as at the most recent fiscal year end can be grouped according to main category of activity and geographic location as follows:

Location	Category	Full Time Employees	Temporary Employees	Full Time Consultants	Part Time Consultants
Vancouver, Canada	Administration	1	Nil	Nil	1
	Exploration	1	Nil	Nil	Nil
Mwanza, Tanzania	Administration	5	Nil	Nil	Nil
	Exploration	38	Nil	2	1
Dar es Salaam, Tanzania	Administration	2	Nil	1	Nil
	Exploration	Nil	Nil	Nil	Nil
Connecticut, USA	Administration	Nil	Nil	2	1
	Exploration	Nil	Nil	Nil	Nil

E.

Share Ownership

The following table sets forth the share ownership of the directors and officers of the Company as of August 31, 2006:

Name of Owner	Number of Shares	Percent
James E. Sinclair	3,134,538	3.6%
Victoria Luis	167,500	0.1%
Jonathan G. Deane	2,907	<0.01%
Marek J. Kreczmer	453,756	0.5%
Ulrich E. Rath	Nil	N/A
Anton Esterhuizen	55,000	<0.1%
William Harvey	300,000	0.3%
Rosalind Morrow	345,000	0.4%
Norman Betts	5,000	<0.01%
Florian Ngunangwa	41,462	<0.01%

Options Granted to Directors and Officers During the Fiscal Year Ended August 31, 2006

No stock options were granted to directors or officers during the fiscal year ended August 31, 2006, or subsequent thereto, to the date of this Annual Report.

Outstanding Stock Options

The following information as of August 31, 2006, reflects outstanding stock options held by directors and officers of the Company:

Name	No. of Shares	Date of Grant	Exercise Price	Expiration Date
William Harvey	75,000	May 3, 2002	$0.79	May 3, 2007
Options held by officers and directors as a group:	75,000

RSUs Granted to Directors and Officers During the Fiscal Year Ended August 31, 2006:

Name	No. of RSUs	Date of Grant	Vesting Period(1)	Expiration Date

Victoria Luis	2,785	April 11, 2006	3 years	April 11, 2009
Jonathan G. Deane	6,964	April 11, 2006	Minimum 1 year(2)	April 11, 2009
Marek J. Kreczmer	5,501	April 11, 2006	1 year	April 11, 2007
Ulrich E. Rath	2,368 2,785	April 11, 2006 April 11, 2006	1 year 3 years	April 11, 2007 April 11, 2009
Anton Esterhuizen	5,989	April 11, 2006	1 year	April 11, 2007
William Harvey	5,223	April 11, 2006	1 year	April 11, 2007
Rosalind Morrow	7,660	April 11, 2006	1 year	April 11, 2007
Norman Betts	5,501	April 11, 2006	1 year	April 11, 2007
Helen Hansen	2,785	April 11, 2006	3 years	April 11, 2009

Name	No. of RSUs	Date of Grant	Vesting Period(1)	Expiration Date
RSUs held by officers and directors as a group:	47,561

(1) Subject to the conditions of the RSU Plan with respect to earlier vesting

(2)  Performance Goals specified

Outstanding RSUs

All RSUs granted to directors and officers are outstanding as at August 31, 2006.

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

As of August 31, 2006, the Company knows of no person who owned more than five (5%) of the outstanding shares of each class of the Company’s voting securities.

The following table sets out the portion of common shares of the Company held by registered shareholders in Canada, the United States of America, and all other countries by total number of holders, total shareholdings, percentage of total issued shares, and percentage of total holders as at August 31, 2006:

Jurisdiction Shareholders of Record	No. of Shareholders	No. of Common Shares	Percentage of Total Issued Shares	Percentage of Total Holders
United States	291	36,200,846	41.98%	79%
Canada	61	49,760,120	57.70%	16%
Other Countries	18	280,109	0.32%	5%
TOTAL	370	86,241,075	100%	100%

B.

Related Party Transactions

Financing

On August 8, 2006 the Company entered into private placement subscription agreement with the Company’s Chairman and C.E.O. for the purchase of an aggregate of $3,000,000 worth of common shares of the Company in eight separate quarterly tranches of $375,000 each.  The initial quarterly period shall commence February 1, 2007.

On May 12, 2006 the Company completed a $1,000,000 private placement pursuant to a separate Subscription Agreement between the Company and James E. Sinclair for 107,124 common shares at a price of $9.335 per share.

On February 23, 2006 the Company completed a US$1.25 million private placement pursuant to a separate Subscription Agreement between the Company and James E. Sinclair for 183,440 common shares at a price of $7.844 per share.

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

Pursuant to a Subscription Agreement dated January 13, 2005 made between the Company and James E. Sinclair, Mr. Sinclair has subscribed for a placement of common shares of the Company for aggregate proceeds to the Company of C$3,000,000.  Mr. Sinclair has agreed to subscribe for eight (8) quarterly tranches of C$375,000 each, commencing February 1, 2005.  The pricing of each quarterly tranche will be based on the weighted average trading price of the Company’s common shares for the last five consecutive trading days of each quarterly period.  Each tranche is subject to approval by the Toronto Stock Exchange and American Stock Exchange.  As at November 16, 2006 the Company has completed the following seven (7) tranches of the eight (8) tranche private placement:

(a)

May 9, 2005 – 382,653 common shares at a price of $0.98 per share;

(b)

August 18, 2005 – 259,516 common shares at a price of $1.445 per share;

(c)

December 16, 2005 – 90,405 common shares at a price of $4.148 per share;

(d)

February 14, 2006 – 47,807 common shares at a price of $7.844 per share;

(e)

May 12, 2006 – 40,783 common shares at a price of $9,195 per share;

(f)

August 14, 2006 – 44,664 common shares at a price of $8.396 per share.

(g)

November 16, 2006 – 54,058 common shares at a price of $6.937 per share.

The Company completed a $1,000,000 private placement pursuant to a separate Subscription Agreement dated January 5, 2004 between the Company and James E. Sinclair for 622,278 common shares at a price of $1.607 per share.

In February 2005 the Company completed a private placement pursuant to a Subscription Agreement dated March 5, 2003 made between the Company and James E. Sinclair to purchase common shares of the Company over a two-year period representing a value between $1,500,000 and $3,000,000.  Mr. Sinclair agreed to conduct these share purchases in 24 separate tranches, each tranche having a minimum subscription of $62,500.  At the sole option of Mr. Sinclair, each tranche may have been increased to a maximum of $125,000.  The price paid for the shares was equal to the weighted average trading price of the Company’s shares for the last five consecutive trading days of each month immediately preceding the closing of each tranche.  Mr. Sinclair completed twenty-four (24) tranches for the purchase of 2,137,629 common shares for $2,950,000.

Other Financing

On March 8, 2006 the Company completed a US$1.25 million private placement pursuant to a Subscription Agreement between the Company and Guild Investment Management, Inc. for 215,820 common shares at a price of $6.667 per share.

Other

During the year ended August 31, 2006, $190,887 (2005 - $44,813; 2004 - $22,435) was paid or payable by the Company to certain directors and a former director for consulting fees, and $90,687 (2005 - $92,986; 2004 - $88,470) was paid to directors for directors’ fees.

Accounts receivable include advances to related parties of $Nil (2005 - $46,000; 2004 - $21,000), which consisted of funds advanced to officers and directors for exploration and corporate activities conducted in the normal course of business.  As of the date of this report, this receivable has been received.

C.

Interest of Experts and Counsel

Not Applicable.

Item 8.

Financial Statements

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of the Company for the fiscal years ended August 31,  2006, 2005, and 2004 with the Report of Independent Registered Public Accounting Firm, comprised of:

(a)

Consolidated Balance Sheets as of August 31, 2006 and 2005;

(b)

Consolidated Statements of Operations and Deficit for the years ended August 31, 2006, 2005 and 2004;

(c)

Consolidated Statements of Cash Flows for the years ended August 31, 2006, 2005 and 2004; and

(d)

Notes to the consolidated financial statements.

Dividend Policy

The Company has never paid dividends and does not intend to in the near future.

Litigation

The Company commenced an action to protect against statements of defamation from being posted on internet chat sites.  As at August 31, 2006 the litigation was settled satisfactorily.  There are no other legal proceedings which may have or have had a significant affect on the Company’s financial position or profitability.

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

As at August 31, 2006 there were 291 registered shareholders in the United States holding 41.98%  of the Company’s outstanding common stock, representing approximately 79% of the total number of shareholders. The Company’s Common stock is issued in registered form and the percentage of shares reported to be held by registered holders in the United States is taken from the records of the Computershare Trust Company of Canada in the City of Vancouver, the registrar and transfer agent for the common stock.

The number of registered shareholders resident in the United States is attributed as to 3.1%  to directors and officers of the Company who are United States residents; a further 0.9% held by United States residents who are immediate family members of a director and officer of the Company; a further <0.1%  by United States residents who were formerly shareholders of Tanzam; and the balance of 37.88% are United States residents who have purchased shares in the secondary market, through the facilities of the Toronto Stock Exchange or American Stock Exchange.

The high and low prices expressed in Canadian dollars on the Toronto Stock Exchange for the Company’s common stock for the last six months and for each quarter for the last three fiscal years:

	Toronto Stock Exchange (Canadian Dollars)
Last Six Months	High	Low	Volume
October 2006	$7.29	$5.09	2,394,633
September 2006	$8.05	$5.00	3,747,311
August 2006	$8.90	$7.43	1,792,813
July 2006	$9.19	$7.81	1,933,387
June 2006	$9.25	$6.75	7,759,939
May 2006	$10.08	$7.00	3,909,524
2005-2006	High	Low	Volume
Fourth Quarter ended August 31, 2006	$9.25	$6.75	11,486,139
Third Quarter ended May 31, 2006	$10.08	$6.55	11,316,509
Second Quarter ended February 20, 2006	$8.75	$3.69	19,740,648
First Quarter ended November 30, 2005	$4.42	$2.00	18,045,485

2004-2005	High	Low	Volume
Fourth Quarter ended August 31, 2005	$2.11	$1.02	6,765,101
Third Quarter ended May 31, 2005	$1.16	$0.88	6,777,842
Second Quarter ended February 20, 2005	$1.27	$0.91	10,358,012
First Quarter ended November 30, 2004	$1.57	$1.06	10,078.220

Last Five Fiscal Years	High	Low
2006	$10.08	$2.00
2005	$2.11	$0.88
2004	$2.10	$0.99
2003	$2.10	$0.65
2002	$1.05	$0.20
2001*Commenced trading Oct. 29, 2001	N/A	N/A

	American Stock Exchange (US Dollars)
Last Six Months	High	Low	Volume
October 2006	$6.50	$4.56	7,481,300
September 2006	$7.24	$4.44	15,098,100
August 2006	$7.80	$6.75	6,240,800
July 2006	$8.20	$6.93	6,929,200
June 2006	$8.15	$6.18	13,827,700
May 2006	$8.68	$6.80	17,975,900

	American Stock Exchange (US Dollars)
2005-2006	High	Low	Volume
Fourth Quarter ended August 31, 2006	$8.20	$6.18	26,997,700
Third Quarter ended May 31, 2006	$8.87	$5.70	52,771,300
Second Quarter ended February 28, 2006	$7.24	$3.30	74,499,700
First Quarter ended November 30, 2005	$3.57	$1.82	46,454,200

2004-2005	High	Low	Volume
Fourth Quarter ended August 31, 2005	$1.76	$0.85	12,680,000
Third Quarter ended May 31, 2005* (*Commenced trading May 12, 2005)	$0.92	$0.73	1,271,000

B.

Plan of Distribution

Not Applicable.

C.

Markets

The Company’s common stock is listed on the Toronto Stock Exchange under the trading symbol “TNX” and on the American Stock Exchange under the trading symbol “TRE”.

D.

Selling Shareholders

Not Applicable.

E.

Dilution

Not Applicable.

F.

Expenses of the Issue

Not Applicable.

Item 10.

Additional Information

A.

Share Capital

As of April 3, 2003, the Board resolved that the Company authorize for issuance up to a maximum 91,000,000 common shares, subject to further resolutions of the Company's Board of Directors, from time to time.  Of the 91,000,000 common shares authorized, without par value, 86,241,075 shares were issued and outstanding as of August 31, 2006.

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

The following table reconciles the total number of shares outstanding for the last three fiscal years:

	No. of Shares	Amount
Total Outstanding at August 31, 2003	80,191,542	$39,423,971
Add: Stock Options Exercised for cash	730,000	$ 346,500
Issued for cash	1,477,050	$ 2,250,000
Issued for share subscription previously received	65,445	$ 125,000
Total Outstanding at August 31, 2004	82,464,037	$42,145,471
Add: Stock Options Exercised for cash	107,500	$ 69,325
Issued for cash	2,204,517	$ 2,625,000
Total Outstanding as at August 31, 2005	84,776,054	$44,839,796
Add: Stock Options Exercised for cash	292,500	$ 229,675
Issued for cash	793,468	$5,513,979
Issued for share subscription previously received	379,053	$ 813,828
Total Outstanding as at August 31, 2006	86,241,075	51,397,278

Due to the issuance of 20,000,000 common shares for the acquisition of Tanzam in April, 2002, more than 10% of the total outstanding shares have been issued for non-cash consideration within the last five years.

Shares are issued by the Company with the regulatory acceptance of the Toronto Stock Exchange and American Stock Exchange, upon resolution of the Board of Directors of the Company.  There are a total of 86,241,075 common shares issued and a further 575,000 common shares reserved for issuance under outstanding stock options and RSUs as at August 31, 2006.

B.

Articles of Association and Bylaws

The Company was originally incorporated under the corporate name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta).

The Articles of 424547 Alberta Ltd. were amended on August 13, 1991 as follows:

•

the name of the Company was changed to “Tan Range Exploration Corporation”;

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

The Articles of the Company were further amended on February 28, 2006 as follows:

•

the name of the Company was changed to its present name, “Tanzanian Royalty Exploration Corporation”.

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

At least one-quarter of the directors of the Company should be persons ordinarily resident in Canada and all must be at least 18 years of age.  There is no minimum share ownership to be a Director.  No person shall be a Director of the Company who is not capable of managing their own affairs; is an undischarged bankrupt or who is a person who is not an individual.

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

C.

Material Contracts

The following are the material contracts of the Company (other than contracts in the ordinary course of business) entered into within the last two years:

Date	Names of Parties	Description of General Nature of the Contract	Consideration Paid; Terms and Conditions
September 26, 2006	Ashanti Goldfields (Cayman) Limited	Purchase and Sale Agreement to purchase interest of Ashanti Goldfields (Cayman) Limited in Kigosi and Dongo properties

180,058 common shares of the Company with a deemed value of US$900,000 based on the weighted average trading price of the Company’s common shares for the five consecutive trading days preceding the date of execution of the Agreement.

August 8, 2006	James E. Sinclair and the Company	Subscription Agreement for purchase of $3,000,000 worth of common shares over a two year period, in 8 separate quarterly tranches commencing February 1, 2007	The pricing of each quarterly tranche will be based on the weighted average trading price of the Company’s common shares for the last five consecutive trading days of each quarterly period.
May 2, 2006	James E. Sinclair and the Company	Subscription Agreement for purchase of 107,124 common shares	$9.335 per share for a total of $1,000,000

Date	Names of Parties	Description of General Nature of the Contract	Consideration Paid; Terms and Conditions
January 25, 2006	James E. Sinclair and the Company	Subscription Agreement for purchase of 183,440 common shares	$7.844 per share for a total of $1,438,903.36 (US$1,250,000)
January 25, 2006	Guild Investment Management, Inc. and the Company	Subscription Agreement for purchase of 215,820 common shares	$6.667 per share for a total of $1,438,871.94 (US$1,250,000)
September 7, 2005	James E. Sinclair and the Company	Subscription Agreement for purchase of 442,478 common shares	$2.147 per share for a total of $950,000
June 20, 2005	James E. Sinclair and the Company	Subscription Agreement for purchase of 819,000 common shares	$1.221 per share for a total of $1,000,000
January 13, 2005	James E. Sinclair and the Company	Subscription Agreement for purchase of $3,000,000 worth of common shares over a two year period, in 8 separate quarterly tranches commencing February 1, 2005	The pricing of each quarterly tranche will be based on the weighted average trading price of the Company’s common shares for the last five consecutive trading days of each quarterly period.
September 7, 2004	Northern Mining Explorations Ltd. (“NME”) and the Company	Letter of Intent granting to NME the right to acquire all of the Company’s interests in 3 prospecting licenses

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

Passive Foreign Investment Company.

The Company believes that it could be a passive foreign investment company (“PFIC”) for United States federal income tax purposes with respect to a U.S. Holder (as defined above).  The Company will be a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held the Company’s shares, either (i) at least 75% of the gross income of the Company for the taxable year is passive income, or (ii) on average, at least 50% of the Company’s assets are attributable to assets that produce or are held for the production of passive income.  In each case, the Company must take into account a pro rata share of the income and the assets of any corporation in which the Company owns, directly or indirectly, 25% or more of the stock by value (the “look-through” rules).  Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income.  As a publicly traded corporation, the Company would apply the 50% asset test based on the value of the Company’s assets.

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

A shareholder that makes a section 1295 election will be currently taxable on his or her pro rata share of the Company’s ordinary earnings and net capital gain (at ordinary income and long term capital gains rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were received. The shareholder’s basis in his or her shares will be increased to reflect taxed but undistributed income.  Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the shares and will not be taxed again as a distribution to the shareholder.

A shareholder may make a section 1295 election with respect to a PFIC for any taxable year of the shareholder (shareholder’s election year).  A section 1295 election is effective for the shareholder’s election year and all subsequent taxable years of the shareholder.  Procedures exist for both retroactive elections and filing of protective statements.  Once a section 1295 election is made it remains in effect, although not applicable, during those years that the Company is not a PFIC.  Therefore, if the Company re-qualifies as a PFIC, the section 1295 election previously made is still valid and the shareholder is required to satisfy the requirements of that election. Once a shareholder makes a section 1295 election, the shareholder may revoke the election only with the consent of the Commissioner.  Nevertheless, the Commissioner in his discretion may invalidate or terminate a section 1295 election applicable to a shareholder, if the shareholder and the Company fail the annual reporting requirements of the section 1295 election.

If a shareholder makes the section 1295 election for the first taxable year of the Company as a PFIC that is included in the shareholder’s holding period of the PFIC shares, the PFIC qualifies as a pedigreed QEF with respect to the shareholder.  If a QEF is an unpedigreed QEF with respect to the shareholder, the shareholder is subject to both the non-QEF and QEF regimes.  Under the proposed regulations, a  PFIC that qualifies as a pedigreed QEF with respect to the shareholder would be taxed currently on his or her share of the PFIC’s earnings and profits, whether distributed or not.  On the other hand, a PFIC that qualifies as an unpedigreed QEF with respect to the shareholder would be taxed currently on his or share of the PFIC’s earnings and profits, whether distributed or not, during the period the PFIC shares qualify as a QEF; and would be taxed under the

“excess distribution” and “interest charge” rules during the period the PFIC shares do not qualify as a QEF. Certain elections are available which enable shareholders to convert an unpedigreed QEF into a pedigreed QEF thereby avoiding such dual application.

A shareholder making the section 1295 election must make the election on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply. A shareholder must make a section 1295 election by completing a Form 8621, Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund (the “Form”); attaching said Form to its federal income tax return; and reflecting in the Form the information provided in the PFIC Annual Information Statement or if the shareholder calculated the financial information, a statement to that effect.  The PFIC Annual Information Statement must include the shareholder’s pro rata shares of the ordinary earnings and net capital gain of the PFIC for the PFIC’s taxable year or information that will enable the shareholder to calculate its pro rata shares.  In addition, the PFIC Annual Information Statement must contain information about distributions to shareholders and a statement that the PFIC will permit the shareholder to inspect and copy its permanent books of account, records, and other documents of the PFIC necessary to determine that the ordinary earnings and net capital gain of the PFIC have been calculated according to federal income tax accounting principles.  A shareholder may also obtain the books, records and other documents of the foreign corporation necessary for the shareholder to determine the correct earnings and profits and net capital gain of the PFIC according to federal income tax principles and calculate the shareholder’s pro rata shares of the PFIC’s ordinary earnings and net capital gain.  In that case, the PFIC must include a statement in its PFIC Annual Information Statement that it has permitted the shareholder to examine the PFIC’s books of account, records, and other documents necessary for the shareholder to calculate the amounts of ordinary earnings and net capital gain.  A shareholder that makes a Section 1295 election with respect to a PFIC held directly or indirectly, for each taxable year to which the Section 1295 election applies, must comply with the foregoing submissions.

Because the Company’s stock is “marketable” under section 1296(e), a U.S. Holder may elect to mark the stock to market each year.  In general, a PFIC shareholder who elects under section 1296 to mark the marketable stock of a PFIC includes in ordinary income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder’s adjusted basis in such stock.  A PFIC shareholder is also generally allowed an ordinary deduction for the excess, if any, of the adjusted basis of the PFIC stock over the fair market value as of the close of the taxable year.  Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the stock included by the PFIC shareholder for prior taxable years.  While the interest charge regime under the PFIC rules generally does not apply to distributions from and dispositions of stock of a PFIC where the U.S. Holder has marked to market, coordination rules for limited application will apply in the case of a U.S. Holder that marks to market PFIC stock later than the beginning of the shareholder's holding period for the PFIC stock, unless the PFIC stock was a QEF with respect to the U.S. Holder.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or current income inclusions under a QEF.

Distribution on Common Shares of the Company

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income. (See  more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a tax-free return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property.

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

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction equal to the United States source portion of dividends received from the Company (unless the Company qualifies as a “passive foreign investment company” (a PFIC) as defined above). The Company does not anticipate that it will earn any U.S. source income, however, and therefore does not anticipate that any U.S. Holder which is a corporation will be eligible for the dividends received deduction.

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

Disposition of Common Shares of the Company

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of the Company will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to US$3,000 of ordinary income and any unused portion of net capital loss may be carried over to be used in later taxable years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Controlled Foreign Corporations.

Sections 951 through 964 and Section 1248 of the Code relate to controlled foreign corporations (“CFCs”).  A foreign corporation that qualifies as a CFC will not be treated as a PFIC with respect to a shareholder during the portion of the shareholder’s holding period after December 31, 1997, during which the shareholder owns, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”) and the corporation is a CFC.  A CFC is a foreign corporation where more  than 50% of the corporation’s voting stock or value is owned by U.S. shareholders on any day during the foreign corporation’s taxable year. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to shareholders that are not 10% Shareholders.

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

F.

Dividends and Paying Agents

Not Applicable.

G.

Statement by Experts

Not Applicable.

H.

Documents on Display

The Company will file annual reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Commission’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549.  Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the Public Reference Rooms.  The Securities and Exchange Commission also maintains a website, www.sec.gov, where you may obtain our reports.  We also file certain reports with the Canadian Securities Administrators that you may obtain through access of the SEDAR website, www.sedar.com.

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

The following table sets forth the percentage of the Company's administrative expense by currency for the year ended August 31, 2006.

By Currency

2006
Canadian Dollar	35%
U.S. Dollar	40%
Tanzanian Schilling	25%
Total:	100%

Such administrative expense by currency may change from time to time, but it has been roughly the same year to year.  Further, the Company incurred net exploration costs of $2,545,075 and $1,515,911 for the years ended August 31, 2006 and 2005, respectively, which are primarily paid in U.S. dollars.

The Company has not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the Company's operations.  Based on prior years, the Company does not believe that it is subject to material foreign exchange fluctuations.  However, no assurance can be given that this will continue to be true in the future.

The Company has no long-term debt, therefore, the Company does not believe that the interest rate market risk to be material.  The Company has a fixed rate capital lease obligation outstanding in the amount of $156,364.

The market prices of most precious metals, including gold, have generally increased over the past three years, but are subject to market fluctuations based primarily on supply and demand.

The following table sets out the cumulative average prices of gold for the past five years, based on the London Metals Market afternoon price fix in U.S. dollars:

2002	2003	2004	2005	2006 (Average to August 31)
$309.73	$363.38	$409.72	$444.74	$601.45

Item 12.

Description of Securities Other than Equity Securities

Not Applicable.

Part II

Item 13.

Defaults, Dividend Arrears and Delinquencies

None.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.

Controls and Procedures

Disclosure Controls and Procedures

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s chief executive officer and principal financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of August 31, 2006 pursuant to Exchange Act Rule 13a-15(e) or Rule 15d-15(e).  Based upon that evaluation, the Company’s chief executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934.  The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s CEO and CFO, and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies and procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of August 31, 2006.  In making this assessment, management used the criteria described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on Management’s assessment in accordance with the Internal Control – Integrated Framework, management has concluded that internal control over financial reporting was effective as of August 31, 2006.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the fiscal year ended August 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.

[Reserved]

Item 16 A.

Audit Committee Financial Expert

The Company’s audit committee financial expert is Dr. Norman Betts, who is an “independent director”, as defined under MI 52-110 and as defined pursuant to National Association of Securities Dealers (NASD) Rule 4200(a)(15) (as such definition may be modified or supplemented).  The Securities and Exchange Commission has indicated that the designation of an audit committee financial expert does not make that person an “expert” for any purpose, impose any duties, obligations, or liability on that person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations, or liabilities of any other member of the audit committee.

Item 16 B.

Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions.  A copy of our code of ethics can be found on our website at www.TanzanianRoyaltyExploration.com.  The Company will report any amendment or wavier to the code of ethics on our website within five (5) days.

Item 16 C.

Principal Accountant Fees and Services

The independent auditor for the fiscal year ended August 31, 2006 and 2005 was KPMG LLP, Chartered Accountants.  The following summarizes the significant professional services rendered by KPMG to the Company for the year ended August 31, 2006:

Financial Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees(1)	All other Fees(2)
2006	Canada – $80,000 Tanzania - US$5,000	Nil Nil	Nil Nil	Nil Nil
2005	Canada – $46,285 Tanzania - US$7,045	Nil Nil	Nil Nil	Nil Nil

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

Item 18.

Financial Statements

Not Applicable.

Item 19.

Exhibits

(a)

Exhibits

(4)(a)

-

Subscription Agreement dated January 25, 2006 between  the Company and James E. Sinclair.

(4)(b)

-

Subscription Agreement dated January 25, 2006 between the Company and Guild Investment Management, Inc.

(4)(c)

-

Subscription Agreement dated May 2, 2006 between the Company and James E. Sinclair.

(4)(d)

-

Subscription Agreement dated August 8, 2006 between the Company and James E. Sinclair.

(4)(e)

-

Restricted Stock Unit Incentive Plan

(4)(f)

-

Purchase and Sale Agreement dated September 26, 2006 between the Company and Ashanti Goldfields (Cayman) Limited.

12.1

Certification of the Principal Executive Officer under the Sarbanes-Oxley Act

12.2

Certification of the Principal Financial Officer under the Sarbanes-Oxley Act

13.

Certificate under section 906.

Consolidated Financial Statements

(Expressed in Canadian dollars)

TANZANIAN  ROYALTY  EXPLORATION  CORPORATION

(formerly Tan Range Exploration Corporation)

(An Exploration Stage Company)

Years ended August 31, 2006, 2005 and 2004

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of Tanzanian Royalty Exploration Corporation

  (formerly Tan Range Exploration Corporation)

We have audited the accompanying consolidated balance sheets of Tanzanian Royalty Exploration Corporation (formerly Tan Range Exploration Corporation) as of August 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended August 31, 2006.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2006 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in note 11 to the consolidated financial statements.

Chartered Accountants

Vancouver, Canada

November 3, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

TANZANIAN ROYALTY EXPLORATION CORPORATION

(formerly Tan Range Exploration Corporation)

(An Exploration Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian dollars)

August 31, 2006 and 2005

	2006	2005

Assets

Current assets:
Cash and cash equivalents	$3,174,549	$1,395,468
Accounts and other receivables (note 8)	18,824	77,677
Inventory	158,380	49,934
Prepaid expenses	80,457	73,273
	3,432,210	1,596,352

Mineral properties and deferred exploration costs (note 3)	20,593,948	19,739,275

Equipment and leasehold improvements (note 4)	865,809	922,056

	$24,891,967	$22,257,683

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$559,312	$172,812
Current portion of obligations under capital lease (note 5)	34,625	34,634
	593,937	207,446

Obligations under capital lease (note 5)	121,739	175,011

Shareholders’ equity:
Share capital (note 7)	51,397,278	44,839,796
Share subscriptions received (note 7(b))	750,000	813,828
Contributed surplus	134,133	-
Deficit	(28,105,120)	(23,778,398)
	24,176,291	21,875,226

	$24,891,967	$22,257,683

Nature of operations (note 1)
Commitments (notes 3 and 9)
Subsequent events (notes 3(c) and 10)

See accompanying notes to consolidated financial statements.

TANZANIAN ROYALTY EXPLORATION CORPORATION

(formerly Tan Range Exploration Corporation)

(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

Years ended August 31, 2006, 2005 and 2004

	2006	2005	2004

Expenses:
Amortization	$96,694	$88,981	$54,643
Annual general meeting	94,097	36,299	21,894
Capital tax	-	3,243	(46,052)
Consulting and management fees	177,771	139,054	140,099
Insurance	105,729	97,412	65,744
Memberships, courses and publications	6,889	649	6,551
Office and administration	92,071	76,022	82,643
Office rentals	61,972	65,760	103,134
Press releases	89,844	41,814	23,642
Printing and mailing	35,794	46,220	19,266
Professional fees	484,653	147,333	201,167
Promotions and shareholder relations	63,026	12,495	8,408
Salaries and benefits	765,173	691,059	604,368
Stock-based compensation	134,133	-	-
Telephone and fax	21,261	29,407	29,592
Training	-	18,756	14,433
Transfer agent and listing	204,795	140,166	68,895
Travel and accommodation	60,565	36,881	40,284
	2,494,467	1,671,551	1,438,711

Other expenses (earnings):
Foreign exchange	139,856	134,650	(48,630)
Interest, net	(22,262)	11,488	(30,626)
Loss (gain) on sale of asset	-	(93)	12,692
Gain on sale of short-term investments	-	(2,527)	(10,774)
Property investigation costs	24,259	133,627	254,991
Write-off of mineral properties and deferred exploration costs (note 3)	1,690,402	1,629,932	-
	1,832,255	1,907,077	177,653

Loss before income taxes	(4,326,722)	(3,578,628)	(1,616,364)

Future income tax recovery	-	647,565	-

Loss for the year	(4,326,722)	(2,931,063)	(1,616,364)

Deficit, beginning of year	(23,778,398)	(20,847,335)	(19,230,971)

Deficit, end of year	$(28,105,120)	$(23,778,398)	$(20,847,335)

Basic and diluted loss per share	$(0.05)	$(0.04)	$(0.02)

Weighted average number of shares outstanding (note 2(k))	85,666,361	83,387,939	81,056,126

See accompanying notes to consolidated financial statements.

TANZANIAN ROYALTY EXPLORATION CORPORATION

(formerly Tan Range Exploration Corporation)

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Years ended August 31, 2006, 2005 and 2004

	2006	2005	2004

Cash provided by (used in):

Operations:
Loss for the year	$(4,326,722)	$(2,931,063)	$(1,616,364)
Items not affecting cash:
Amortization	96,694	88,981	54,643
Stock-based compensation	134,133	-	-
Loss (gain) on sale of asset	-	(93)	12,692
Gain on sale of short-term investments	-	(2,527)	(10,744)
Write-off of mineral properties and deferred exploration costs	1,690,402	1,629,932	-
Future income tax recovery	-	(647,565)	-
	(2,405,493)	(1,862,335)	(1,559,773)
Changes in non-cash working capital
Accounts receivable and other receivables	58,853	(16,642)	(16,747)
Inventory	(108,446)	(49,934)	-
Prepaid expenses	(7,184)	(36,362)	(490,529)
Accounts payable and accrued liabilities	386,500	26,140	(312,328)
	(2,075,770)	(1,939,133)	(2,379,377)

Investing:
Mineral properties and deferred exploration costs (note 3)	(2,865,096)	(1,817,102)	(1,512,784)
Option payments received and recoveries	320,021	301,191	331,934
Equipment and leasehold improvement additions	(40,447)	(140,403)	(40,660)
Sale (purchase) of short-term investments, net	-	417,728	521,763
Proceeds on disposal of asset	-	2,653	-
	(2,585,522)	(1,235,933)	(699,747)

Financing:
Share capital issued - net of issuance costs	5,743,654	2,694,325	2,596,500
Share subscriptions received	750,000	813,828	-
Repayment of obligations under capital lease	(53,281)	(5,067)	-
6,440,373		3,503,086	2,596,500

Increase (decrease) in cash and cash equivalents	1,779,081	328,020	(482,624)

Cash and cash equivalents, beginning of year	1,395,468	1,067,448	1,550,072

Cash and cash equivalents, end of year	$3,174,549	$1,395,468	$1,067,448

Supplementary information:
Interest received (paid), net	$22,262	$(11,488)	$50,382
Non-cash transactions:
Purchase of automotive equipment by way of capital lease	-	214,712	-
Deposit paid in 2004 for drilling equipment purchased in 2005	-	484,978	-
Shares issued in current year for subscriptions received in prior year	813,828	-	-

See accompanying notes to consolidated financial statements.

TANZANIAN ROYALTY EXPLORATION CORPORATION

(formerly Tan Range Exploration Corporation)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2006, 2005 and 2004

1.	Nature of operations:

Tanzanian Royalty Exploration Corporation (the “Company”) is incorporated under the laws of Alberta, Canada and its primary business activities are the acquisition and exploration of mineral properties including the optioning out of properties for pre-production option payments and royalties on future gold production.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable.  Consequently, the Company considers itself to be an exploration stage company.  Although at August 31, 2006 the Company has spending commitments (note 3) which approximate its working capital, it has financing commitments of $3,000,000 from its chairman and chief executive officer (“CEO”) (note 7(b)), and, if necessary, could adjust the extent and timing of certain expenditures.  The recoverability of the amounts shown for mineral properties and related deferred costs are ultimately dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as mineral properties and deferred exploration costs represent net costs incurred to date, being less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values.

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
These consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany amounts are eliminated on consolidation.
	(b)	Translation of foreign currencies:

The measurement currency of the Company in these consolidated financial statements is the Canadian dollar.  The Company’s subsidiaries are considered integrated foreign subsidiaries and their accounts are translated using the temporal method.  Under this method, monetary assets and liabilities are translated at the prevailing year-end exchange rates.  Non-monetary assets are translated at historical exchange rates.  Revenue and expense items are translated at the average rate of exchange for the year except for those arising from non-monetary assets which are translated at the historical exchange rate.  Translation gains and losses are included in the statements of operations and deficit.

	(c)	Cash and cash equivalents:
Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest-bearing securities with maturities at purchase dates of three months or less when acquired.

TANZANIAN ROYALTY EXPLORATION CORPORATION

(formerly Tan Range Exploration Corporation)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2006, 2005 and 2004

2.	Significant accounting policies (continued):
	(d)	Short-term investments:

Interest-bearing securities having a term to maturity in excess of three months but less than one year are classified as short-term investments.  Short-term investments are stated at the lower of cost and market value.

	(e)	Inventory:
Inventory consists of supplies for the Company’s drilling rig and is stated at the lower of cost and replacement cost.
	(f)	Mineral properties and deferred exploration costs:

The Company holds various positions in mineral property interests, including prospecting licences, reconnaissance licences, and options to acquire mining licences or leases.  All of these positions are classified as mineral properties for financial statement purposes.

Acquisition costs and exploration costs, including option payments, relating to mineral properties are deferred until the properties are brought into production, at which time they will be amortized on a unit-of-production basis, or until the properties are abandoned, sold or to be sold or management determines that the mineral property is not economically viable, at which time the unrecoverable deferred costs are written off.  Option payments arising on the acquisition of mineral property interests are exercisable at the discretion of the Company and are recognized as paid or payable.

Amounts recovered from third parties to earn an interest in the Company’s mineral properties are applied as a reduction of the mineral property and deferred exploration costs.

Overhead costs directly related to exploration are allocated to the mineral properties explored during the year and are deferred and are to be amortized using the same method applied to property-specific exploration costs.  All other overhead and administration costs are expensed in the year they are incurred.

Under CICA Handbook Section 3061, “Property, Plant and Equipment”, for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.  Emerging Issue Committee Abstract 126, “Accounting by Mining Enterprises for Exploration Costs”, (“EIC-126”) states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment.  EIC-126 also sets forth the EIC’s consensus that a mining enterprise in the development stage is not required to consider the conditions in Accounting Guideline No. 11 “Enterprises in the Development Stage” (“AcG 11”) regarding impairment in determining whether exploration costs may be initially capitalized.  With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired.  However, such an enterprise should consider the conditions set forth in AcG 11 and CICA Handbook Section 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mining

TANZANIAN ROYALTY EXPLORATION CORPORATION

(formerly Tan Range Exploration Corporation)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2006, 2005 and 2004

properties is required.

TANZANIAN ROYALTY EXPLORATION CORPORATION

(formerly Tan Range Exploration Corporation)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2006, 2005 and 2004

2.	Significant accounting policies (continued):
	(f)	Mineral properties and deferred exploration costs (continued):

The Company considers that its exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs.  Furthermore, pursuant to EIC-126, deferred exploration costs are not automatically subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

The Company follows these recommendations and therefore the unproven mineral property claim costs are initially capitalized.  Such assets are tested for impairment in accordance with the provisions of the CICA Handbook Section 3063, “Impairment of Long-Lived Assets”.  Mineral properties and deferred exploration costs are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.  An impairment loss is recognized if, at the date it is tested for recoverability, the carrying amount of the mineral property exceeds the sum of the undiscounted cash flows expected to result from its production and/or eventual disposition.  The impairment loss is measured as the amount by which the carrying amount of the mineral property exceeds its fair value.

	(g)	Equipment and leasehold improvements:

Equipment and leasehold improvements, other than mineral properties and deferred exploration and development costs, are recorded at cost and amortization is provided for on a declining balance basis using the following rates:

		Assets	Rate

		Machinery and equipment	20% to 30%
		Automotive	30%
		Computer equipment	30%
		Drilling equipment and automotive equipment under capital lease	6.67%
		Leasehold improvements	20%

(h)	Stock-based compensation:

Effective September 1, 2002, the Company adopted the new standard of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments.  The new standards have been applied prospectively.  All stock-based compensation is determined based on the fair value method and expensed over the expected vesting period.  The fair value of restricted stock units is determined as the market price of the Company’s shares on the grant date as determined for accounting purposes.

TANZANIAN ROYALTY EXPLORATION CORPORATION

(formerly Tan Range Exploration Corporation)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2006, 2005 and 2004

2.	Significant accounting policies (continued):
(i) Income taxes:

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

(j)	Asset retirement obligation:

The Company recognizes the fair value of a future asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets if a reasonable estimate of fair value can be made.  The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset.  The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate.  Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method.  Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the related long-lived asset that is depreciated over the remaining life of the asset.

The Company has determined that it has no material asset retirement obligations as at August 31, 2006 and 2005.
(k)	Loss per share:

Loss per share has been calculated using the weighted average number of common shares issued and outstanding.  Shares held in escrow subject to performance conditions for release are considered contingently issuable shares and are excluded from the weighted average number of shares used in calculating loss per share prior to their eligibility for release.  All outstanding stock options, restricted stock units, special warrants and share purchase warrants, all of which could potentially dilute basic loss per share, have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

TANZANIAN ROYALTY EXPLORATION CORPORATION

(formerly Tan Range Exploration Corporation)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2006, 2005 and 2004

2.	Significant accounting policies (continued):
	(l)	Financial instruments:

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts and other receivables, accounts payable and accrued liabilities and obligations under capital lease.  The fair value of the Company’s financial assets and liabilities is estimated to approximate their carrying value due either to the short-term to maturity or the existence of interest rates that approximate market rates.

	(m)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the year.  Areas requiring the use of estimates and measurement uncertainties include the valuation and impairment of value of mineral properties and deferred exploration costs, the determination of stock-based compensation expense and the determination of future income taxes.  Actual results may differ from management’s estimates.

	(n)	Segmented information:

The Company’s principal operations are located in Tanzania.  The Company conducts its business in a single operating segment being the investment in and exploration of mineral properties.  Substantially all mineral properties (note 3) and equipment and leasehold improvements are situated in Tanzania (note 4).

3.	Mineral properties and deferred exploration costs:
The Company acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries. All of the Company’s concessions are located in Tanzania.

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

TANZANIAN ROYALTY EXPLORATION CORPORATION

(formerly Tan Range Exploration Corporation)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2006, 2005 and 2004

3.	Mineral properties and deferred exploration costs (continued):
	The continuity of expenditures on mineral properties is as follows:

		Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total

	Balance, August 31, 2003	$ 6,563,782	$ 2,579,230	$ 1,497,381	$ 2,593,338	$ 854,701	$ 1,557,708	$ 930,242	$ 1,044,912	$ 642,450	$ 408,702	$ 18,672,446
	Camp, field supplies and travel	-	13,967	-	5,528	3,406	-	1,098	-	2,259	21,386	47,644
	Exploration and field overhead	-	168,588	39,175	129,371	101,526	56,643	52,614	41,485	28,182	348,888	985,189
	Geological consulting and field wages	18,717	1,274	-	-	-	-	-	-	-	(21,113)	(19,839)
	Geophysical and geochemical	-	4,813	3,986	60,625	73,524	2,598	16,065	2,288	5,244	91,976	261,119
	Property option costs	-	50,546	-	-	21,706	-	-	-	274	164,833	237,359
	Parts and equipment	-	108	-	-	-	-	-	-	-	109	217
	Trenching and drilling	-	1,095	-	-	-	-	-	-	-	-	1,095
	Option payments received	(17,496)	-	(58,811)	-	-	(88,926)	(123,275)	(17,496)	(25,930)	-	(331,934)
	Reclassifications	-	-	286,762	-	-	-	(286,762)	-	-	-	-
		1,221	240,391	271,112	195,524	200,162	(29,685)	(340,260)	26,277	10,029	606,079	1,180,850

	Balance, August 31, 2004	6,565,003	2,819,621	1,768,493	2,788,862	1,054,863	1,528,023	589,982	1,071,189	652,479	1,014,781	19,853,296
	Exploration expenditures:
	Camp, field supplies and travel	339	17,089	-	4,432	20,091	-	6,248	1,849	-	111,172	161,220
	Exploration and field overhead	2,800	142,948	28,278	29,945	68,848	16,095	63,611	36,488	14,109	534,210	937,332
	Geological consulting and field wages	-	-	14,332	-	-	-	-	-	-	-	14,332
	Geophysical and geochemical	-	30,200	-	42,932	33,298	34	9,271	1,893	1,393	83,610	202,631
	Property acquisition costs	18,635	92,788	16,549	-	60,149	12,075	-	-	-	242,019	442,215
	Parts and equipment	-	4,639	-	-	-	-	-	-	-	-	4,639
	Trenching and drilling	-	40,593	-	-	899	3,502	-	-	-	9,739	54,733
	Recoveries	(24,146)	-	-	-	-	(130,226)	-	(24,146)	(122,673)	-	(301,191)
		(2,372)	328,257	59,159	77,309	183,285	(98,520)	79,130	16,084	(107,171)	980,750	1,515,911
		6,562,631	3,147,878	1,827,652	2,866,171	1,238,148	1,429,503	669,112	1,087,273	545,308	1,995,531	21,369,207
	Write-offs	(656,500)	-	-	(73,010)	-	-	(316,476)	(299,118)	(43,399)	(241,429)	(1,629,932)

	Balance, August 31, 2005	5,906,131	3,147,878	1,827,652	2,793,161	1,238,148	1,429,503	352,636	788,155	501,909	1,754,102	19,739,275
	Exploration expenditures:
	Camp, field supplies and travel	7,861	82,544	250	3,110	2,969	3,172	1,811	-	7,426	67,525	176,668
	Exploration and field overhead	32,321	361,174	14,989	29,337	19,279	20,898	9,446	5,116	40,652	488,818	1,022,030
	Geological consulting and field wages	2,882	-	-	-	-	-	-	-	-	-	2,882
	Geophysical and geochemical	3,413	231,846	-	47	41,600	875	77	-	4,174	194,280	476,312
	Property acquisition costs	13,098	116,462	17,404	-	58,433	11,729	-	13,098	-	249,817	480,041
	Parts and equipment	-	114	-	-	-	-	-	-	-	-	114
	Trenching and drilling	470,995	177,764	-	379	8,563	-	-	-	-	49,348	707,049
	Recoveries	(43,660)	-	(77,610)	-	-	(87,531)	-	(43,660)	(67,560)	-	(320,021)
		486,910	969,904	(44,967)	32,873	130,844	(50,857)	11,334	(25,446)	(15,308)	1,049,788	2,545,075

	Write-offs	-	(37,993)	(34,401)	-	(291,480)	(423,377)	(363,970)	-	-	(539,181)	(1,690,402)

	Balance, August 31, 2006	$ 6,393,041	$ 4,079,789	$ 1,748,284	$ 2,826,034	$ 1,077,512	$ 955,269	$ -	$ 762,709	$ 486,601	$ 2,264,709	$ 20,593,948

3.	Mineral properties and deferred exploration costs (continued):
The Company has assessed the carrying value of mineral properties and deferred exploration costs as at August 31, 2006 and concluded that additional write-downs of $1,690,402 are required.
	(a)	Itetemia Project:
The Itetemia property consists of seven (2005 - seven) contiguous prospecting licences. Collectively, the Company refers to these concessions as the Itetemia Project.
One prospecting licence is subject to a 3% net smelter royalty.

The Company acquired a 90% interest in another of the prospecting licences through an agreement with the State Mining Corporation (“Stamico”) dated July 18, 1994.  Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the prospecting licence by meeting 20% of the costs required to place the property into production.  The Company retains the right to purchase one-half of Stamico’s 2% royalty interest in exchange for US$1,000,000.

The Company is required pay to Stamico an annual option fee of US$15,000 for each of 2006 and 2007 and US$20,000 thereafter.
One of the licenses is subject to the option agreement with BEAL (note 3(k)).
	(b)	Luhala Project:
The Luhala property consists of six (2005 - eight) contiguous prospecting licences. Collectively, the Company refers to these concessions as the Luhala Project.

During the years ended August 31, 2001 and 2000, the Company entered into option agreements to acquire three additional licences, named Shilalo, Ngobo and Sima.  For Shilalo, the Company has made payments totaling US$16,000, for Ngobo, the Company has made payments totalling US$132,000, and for Sima, has made payments totalling US$84,000 in order to maintain the options.  The vendor in each case retains a 2% net smelter return royalty, of which the Company may buy back, in each case, one-half (i.e., 1%) for US$1,000,000.

For the Shilalo licence, the vendor retains a 2% net smelter return royalty, of which the Company may buy back one-half (i.e., 1%) for US$250,000.
During the year ended August 31, 2006, the Company abandoned certain licenses in the area and wrote off $37,993 of costs related to the abandoned area.
	(c)	Kigosi:

The Kigosi property consists of fourteen (2005 - fifteen) prospecting licences.  During the year ended August 31, 2004, the Company reclassified certain licenses from the Ushirombo and Ushirombo West with deferred costs of $286,762 (note 3(g)) to the Kigosi property.  The Company has a 100% interest in two of the licences and, through prospecting and mining option agreements entered into in the 2003 fiscal year, has options to acquire between 51% to 90% interests in the other twelve licences.  The Company must make payments totalling US$162,000 over eight years (US$36,000 paid to date with the balance required as follows:  2006 - US$16,000; 2007 - US$18,000; 2008 - US$20,000; 2009 - US$22,000; 2010 - US$24,000, 2011 - US$26,000) and is required to fund all costs of exploration of the properties in order to maintain the options.

3.	Mineral properties and deferred exploration costs (continued):
	(c)	Kigosi (continued):
During the year ended August 31, 2006, the Company abandoned certain licences in the area and wrote off $34,401 of costs related to the abandoned area.

On July 21, 2003, the Company entered into an agreement with Ashanti Goldfields (Cayman) Limited (“Ashanti”), granting Ashanti the option to acquire the total rights, titles and interests of the Company in the prospecting licences in the Kigosi area, save and except for a royalty varying between 0.5% to 2% of net smelter returns, depending on the market price of gold, to be paid by Ashanti to the licence owners.  During the year ended August 31, 2006, Ashanti advised the Company that they would not proceed with this agreement.

As a result, the Company entered into a Purchase and Sale Agreement dated September 26, 2006 for the repurchase of its rights to the Kigosi property, including all related camp and equipment, along with the purchase of a non-associated property, the Dongo, from Ashanti.

The acquisition will be satisfied by the issuance to Ashanti a total of 180,058 common shares of the Company in two tranches and subject to certain conditions set out below. The two tranches will consist of (i) the issuance of 160,052 common shares to be issued in consideration of the transfer to the Company of the Kigosi Rights, as defined in the Agreement, and (ii) subject to receipt of ministerial consent from the Tanzanian government to the transfer from Ashanti to the Company of the Dongo Rights, as defined in the Agreement, the issuance to Ashanti of 20,006 common shares of the Company.

The agreement is subject to regulatory approval.
	(d)	Lunguya:

The Lunguya property consists of eight (2005 - seven) prospecting licences.  Through prospecting and mining option agreements the Company has options to acquire interests ranging from 60% to 75% in the eight licences.  To maintain the options, the Company is required to meet certain expenditure requirements and fund all exploration costs of the properties.

3.	Mineral properties and deferred exploration costs (continued):
	(e)	Kanagele:

The Kanagele property consists of ten (2005 - eleven) prospecting licences.  In 2002, the Company entered into an option agreement requiring payments totaling US$72,000 over eight years (US$30,000 paid to date) in exchange for a 90% interest in three prospecting licence and an option to purchase the remaining 10% upon production decision.  In 2004, the Company entered into an option agreement for one prospecting license requiring payments of US$145,000 (US$33,000 paid to date) over nine years.  The Company has options to acquire a 65% interest in the other seven licences acquired through prospecting and option agreements.  The Company is required to fund all exploration costs of the properties.

		In 2005, the Company entered into an agreement on two prospecting licenses for an 85% interest requiring payments of US$173,000 over six years (US$36,000 paid to date).
		Details by year of the required option payments described above are as follows:

		2007	US$	43,000
		2008		47,000
		2009		51,000
		2010		55,000
		Thereafter		95,000

			US$	291,000

		During the year ended August 31, 2006, the Company abandoned certain licences in the area and wrote-off $291,480 of costs related to the abandoned area.
	(f)	Tulawaka:

The Tulawaka property consists of nine (2005 - fifteen) prospecting licences.  The Company owns five of the licences and has options to acquire interests ranging from 65% to 90% in the other four licences through prospecting and option agreements.  Two licences are subject to an option agreement with Northern Mining Explorations Ltd. (“Northern”) (note 3(l)).

During the year ended August 31, 2003, the Company entered into a prospecting mining option agreement to acquire a 90% interest in a prospecting license.  The Company must make payments of US$117,000 over nine years, (US$30,000 paid to date with the balance required as follows:  2007 - US$12,000; 2008 - US$13,000; 2009 - US$14,000; 2010 - US$15,000; 2011 - US$16,000; 2012 - US$17,000) and is required to fund all exploration costs of property to maintain its option.

		During the year ended August 31, 2006, the Company abandoned certain licences in the area and wrote-off $423,377 of costs related to the abandoned area.

3.	Mineral properties and deferred exploration costs (continued):
	(g)	Ushirombo and Ushirombo West:

The Ushirombo and Ushirombo West properties consist of four prospecting licences (2005 - twelve).  The Company holds 100% interest in one of these licences and through prospecting and option agreements has options to acquire interests ranging from 65% to 80% in the other three licences.  The Company is required to fund all exploration costs of the properties.

		During the year ended August 31, 2006, the Company abandoned certain licences in the area and wrote-off $363,970 of costs related to the abandoned area.
	(h)	Mbogwe:

The Mbogwe property consists of five (2005 - four) licences.  The Company, through prospecting and option agreements, has options to acquire interests ranging from 51% to 80% in these licences.  The Company is required to fund all exploration costs of the properties.  One of the licences is subject to the option agreement with BEAL (note 3(k)).

	(i)	Biharamulu:

The Biharamulu property consists of six (2005 - five) prospecting licences.  The Company has a 100% interest in two of these licences and through prospecting and option agreements has options to acquire interests ranging from 51% to 65% in the other four licences. The Company is required to fund all exploration costs of the properties.  Two of the licences are subject to the option agreement with Northern (note 3(l)).

	(j)	Other:

The Company’s other properties consist of several prospecting licences.  The Company has options to acquire interests in these properties ranging from 51% to 100%.  To maintain these options and licences, the Company must make the following future payments to maintain its options:

		2007	$ 286,500
		2008	319,500
		2009	317,500
		2010	348,500
		2011	354,500
		Thereafter	349,000

			$ 1,975,500

		During the year ended August 31, 2006, the Company abandoned certain licences in these areas and wrote-off $539,181 of costs related to the abandoned area.

3.	Mineral properties and deferred exploration costs (continued):
	(k)	Joint venture with Barrick Exploration Africa Ltd. (“BEAL”):

Barrick Exploration Africa Ltd. ("BEAL") had the option to acquire the total rights, titles and interests of the Company in twelve prospecting licences in different properties, herein called the BEAL project.  In exchange for this option, BEAL paid US$100 to the Company.  To maintain and exercise the option, BEAL was required to incur US$250,000 in exploration and development costs on the BEAL project within a year of closing the agreement (completed), and thereafter, BEAL must expend US$50,000 each year for each retained prospecting licence.  In addition, BEAL must make the following annual payments to the Company for each retained prospecting licence (US$50,000 paid to date):

		December 2005	US$	40,000
		December 2006 and subsequent years		40,000

		The Company has received from BEAL notices of relinquishment for all rights, titles, and interests for a total of ten prospecting licenses included in the option agreement.
		As at August 31, 2006, of the two remaining prospecting licences in the BEAL project, one licence is located in Mbogwe and one in Itetemia.

Within thirty days after commercial production, BEAL must pay the Company US$1,000,000 and an additional US$1,000,000 on each of the next two years. BEAL will also pay the owner of the licence 1.5% of net smelter returns.

	(l)	Option Agreement with Northern Mining Explorations Ltd. (“Northern”):

On January 20, 2003, as amended on March 18, 2003, the Company entered into an agreement with Northern granting Northern the exclusive option to acquire the total rights, titles and interests of the Company in certain prospecting licences.  In exchange for this option, Northern paid US$80,000.  In addition, to maintain and exercise the option, Northern must make annual payments for each retained prospecting licence, incur minimum exploration and development expenditures and certain drilling requirements, undertake all obligations of the Company in respect of the licences and complete a feasibility study by December 31, 2008.  Upon exercise of the option, the Company shall retain a net smelter return royalty fluctuating between 0.5% to 2% depending on the price of gold.

3.	Mineral properties and deferred exploration costs (continued):
	(l)			Option Agreement with Northern Mining Explorations Ltd. (“Northern”) (continued):

On September 7, 2004, the Company entered into a second option agreement with Northern, granting Northern the exclusive option to acquire the total rights, titles, and interest of the Company in certain prospecting licenses all located in the Tulawaka area.  In exchange for this option, Northern is required to make annual payments for each retained prospecting license, incur minimum exploration and development expenditures and certain drilling requirements, and undertake all obligations of the Company in respect of the licenses.  Upon exercise of the option, the Company shall retain a net smelter royalty fluctuating between 0.5% to 2% depending on the price of gold.

	As at August 31, 2006, of the four prospecting licences optioned to Northern, two are located in Biharamulu and two are located in Tulawaka.

4.	Equipment and leasehold improvements:

	2006	Cost	Accumulated amortization	Net book value

	Drilling equipment	$564,311	$55,185	$509,126
	Automotive under capital lease	214,712	22,678	192,034
	Automotive	143,715	103,805	39,910
	Computer equipment	104,961	74,800	30,161
	Machinery and equipment	157,171	64,508	92,663
	Leasehold improvements	6,873	4,958	1,915

		$1,191,743	$325,934	$865,809

	2005	Cost	Accumulated amortization	Net book value

	Drilling equipment	$564,311	$18,810	$545,501
	Automotive under capital lease	214,712	8,962	205,750
	Automotive	157,279	97,008	60,271
	Computer equipment	107,043	54,155	52,888
	Machinery and equipment	101,078	46,168	54,910
	Leasehold improvements	6,873	4,137	2,736

		$1,151,296	$229,240	$922,056

5.	Obligations under capital lease:
During the year, the Company has financed two vehicles by entering into capital leasing arrangements. Future minimum lease obligations are due as follows:

2007	$ 49,760
2008	49,760
2009	49,760
2010	42,411

Net minimum lease payments (US$172,695)	191,691
Less amount representing interest at 9.0%	(35,327)

Present value of net minimum capital lease payments	156,364
Current portion	34,625

$ 121,739

Interest of $17,242 (2005 - $3,040; 2004 - nil) relating to obligations under capital lease has been included in interest expense.

6.	Income taxes:
Substantially all differences between actual income tax recovery of nil (2005 - $647,565; 2004 - nil) and the expected income tax recovery relate to losses not recognized for tax purposes.
The tax effects of significant temporary differences which would comprise tax assets and liabilities at August 31, 2006 and 2005 are as follows:

2006	2005

Future income tax assets:
Equipment	$74,000	$78,000
Non-capital losses for tax purposes	2,679,000	2,070,000
Capital losses for tax purposes	40,000	43,000
Resource related deductions carried forward	3,300,000	3,500,000
6,093,000	5,691,000

Valuation allowance	(6,093,000)	(5,691,000)

Net future income tax assets	$-	$-

6.				Income taxes (continued):

In assessing the recoverability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible.

At August 31, 2006, the Company has approximately $7,200,000 of Canadian non-capital losses available for income tax purposes to reduce Canadian taxable income in future years that expire in years up to, and including 2026.

The Company has a capital loss carry forward of approximately $250,000 which is available indefinitely to reduce future capital gains for tax purposes, and resource pools of approximately $10,100,000 which are available indefinitely to reduce future income for tax purposes.

7.	Share capital:
	(a)	Authorized:
		91,000,000 common voting shares (2005 - 91,000,000; 2004 - 91,000,000)
	(b)	Issued common shares, warrants and share subscriptions:

			Number of shares	Amount

		Balance, August 31, 2003	80,191,542	$39,423,971
		Issued for cash	1,477,050	2,250,000
		Issued for share subscriptions previously received	65,445	125,000
		Stock options exercised	730,000	346,500

		Balance, August 31, 2004	82,464,037	42,145,471
		Issued for cash	2,204,517	2,625,000
		Stock options exercised	107,500	69,325

		Balance, August 31, 2005	84,776,054	44,839,796
		Issued for cash	793,468	5,513,979
		Issued for share subscriptions previously received	379,053	813,828
		Stock options exercised	292,500	229,675

		Balance, August 31, 2006	86,241,075	$51,397,278

		The Company had no share purchase warrants outstanding as at August 31, 2006 and 2005.

7.	Share capital (continued):
	(b)	Issued common shares, warrants and share subscriptions (continued):

On March 5, 2003, the Company completed a private placement subscription agreement with the Company’s chairman and CEO for the sale of between $1,500,000 to $3,000,000 worth of common shares of the Company in 24 separate monthly closings.  The sales price of the common shares was equal to the five day weighted average trading price for the last five consecutive trading days of each month immediately preceding the closing date.  Each closing was to be between $62,500 to $125,000.  As at August 31, 2005, the Company has issued in total 2,137,629 common shares and received $2,950,000 pursuant to this subscription agreement.

On January 13, 2005, the Company completed a private placement subscription agreement with the Company’s chairman and CEO for the sale of $3,000,000 worth of common shares in eight separate quarterly closings.  The sales price of the common shares will be equal to the five day weighted average trading price for the last five consecutive trading days of each quarter immediately preceding the closing date.  As at August 31, 2006, the Company issued in total 865,828 common shares (2005 - 642,169 common shares) and received cash proceeds of $2,250,000 (2005 - $750,000) pursuant to this agreement.  As at August 31, 2006, the Company has also received $750,000 from the Chairman and CEO pursuant to this private placement subscription agreement for which shares have not been issued.  These funds are recorded as share subscriptions received at August 31, 2006 (note 10(b)).

During the year ended August 31, 2005, in addition to the monthly and quarterly private placements discussed above, the chairman and CEO also subscribed for an additional 819,000 common shares at a price of $1.221 per share, resulting in gross proceeds of $1,000,000 to the Company.  During the year ended August 31, 2004, in addition to the monthly private placements discussed above, the chairman and CEO also subscribed for an additional 622,278 common shares of the Company at $1.607 per share, resulting in gross proceeds of $1,000,000 to the Company.

During the year ended August 31, 2006, in addition to the quarterly private placements discussed above, the Chairman and CEO completed a private placement subscription agreement for 107,124 common shares at a price of $9.335 per share, resulting in gross proceeds of $1,000,000 to the Company.  On February 23, 2006 the Chairman and CEO also completed a private placement subscription agreement for 183,440 common shares of the Company at $7.844 per share, resulting in gross proceeds of $1,438,903 to the Company.  In addition to the above, on September 30, 2005 the Chairman and CEO completed a private placement subscription agreement for 442,478 common shares of the Company at $2.147 per share, resulting in gross proceeds of $950,000 to the Company.

On August 8, 2006 the Company entered into a private placement subscription agreement with the Chairman and CEO for the purchase of an aggregate of $3,000,000 worth of common shares of the Company in eight separate quarterly tranches of $375,000 each.  The initial quarterly period shall commence February 1, 2007.

Also during the year ended August 31, 2006, a third party purchased 215,820 common shares at $6.667 per share for gross proceeds to the Company of $1,458,872.

7.	Share capital (continued):
	(c)	Stock options:

The Company has a stock option plan which is administered by the board of directors and options are granted at their discretion.  The number of shares reserved, set aside and available for issue under the plan should not exceed 8,109,132 or such greater number of shares as may be determined by the board and approved, if required, by the shareholders of the Company and by any relevant stock exchange or regulatory authority.  Options must expire no later than five years from the date such options are granted.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating directors, officers and employees of the Company and to closely align the personal interests of those directors, officers and employees with those of the shareholders.  Stock option activity during the three years ended August 31, 2006 was as follows:

				Number of shares	Weighted average price

		Outstanding, August 31, 2003		1,255,000	$ 0.59
		Exercised		(730,000)	0.47

		Outstanding, August 31,2004		525,000	0.76
		Exercised		(107,500)	0.64

		Outstanding, August 31, 2005		417,500	0.79
		Exercised		(292,500)	0.79
		Cancelled		(50,000)	0.79

		Outstanding, August 31, 2006		75,000	0.79

		At August 31, 2006, the following director and employee stock options were outstanding and exercisable:

		Number of common shares	Exercise price	Expiry date

		75,000	$ 0.79	May 3, 2007

	(d)	Employee stock ownership plan:

On May 1, 2003, the Company established a non-leveraged employee stock ownership plan (“ESOP”) for all eligible employees, consultants, and directors.  The Company matches 100 percent of participants’ contributions up to 5 percent of the participants’ salaries and 50 percent of participants’ contributions between 5 percent and 30 percent of the participants’ salaries.  All contributions fully vest immediately.  ESOP compensation expense for the year ended August 31, 2006 was $60,577 (2005 - $57,362) and is included in salaries and benefits expense.

7.	Share capital (continued):
(e) Restricted share units:

During 2006, the Company received shareholder approval to institute a Restricted Stock Unit Plan.  The Plan is designed to compensate employees and directors for their services to the Company.  Of the 500,000 shares available under the plan, 69,565 have been granted as of August 31, 2006.  Of the shares granted, 40,598 units are expected to vest on the first anniversary of the grant date with the remainder vesting on the third anniversary of the grant date.  Total stock-based compensation expense related to the issue of restricted stock was $134,311 (2005 - nil), with a corresponding amount credited to contributed surplus as the shares have not been issued.

8.	Related party transactions:

In addition, to related party transactions disclosed elsewhere in these consolidated financial statements, during the year ended August 31, 2006, $190,887 (2005 - $44,813; 2004 - $22,435) was paid or payable by the Company to certain directors or entities affiliated with the directors and a former director for consulting fees.  Directors were paid $90,687 (2005 - $92,986; 2004 - $88,470) for director fees.

Accounts and other receivables include nil (2005 - $46,000) receivable from an entity related to a director.
Accounts payable and accrued liabilities include $41,966 (2005 - $24,325) payable to certain directors and a former director for consulting and directors fees.

9.	Commitments:

In addition to the property payments committed to by the Company to maintain options in certain prospecting and mining option agreements (note 3), the Company is committed to rental payments of approximately $15,750 for premises in 2007.

10.	Subsequent events:
(a) From September 1, 2006 to November 3, 2006, the Company entered into four new prospecting licenses. All of these represent renewals of past licenses.
(b) Subsequent to August 31, 2006, the Company issued 54,058 common shares, to the chairman and CEO of the Company in consideration for $375,000 in previously paid share subscriptions (note 7(b)).

11.	Reconciliation between Canadian and United States generally accepted accounting principles:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A description of United States generally accepted accounting principles (“US GAAP”) and rules prescribed by the United States Securities and Exchange Commission (“SEC”) that result in material measurement differences from Canadian GAAP follows:

	(a)	Mineral property and deferred exploration cost:
Under Canadian GAAP, the Company capitalizes mineral property acquisition and exploration costs as described in note 2(f).

For US GAAP purposes, exploration and land use costs (including option payments) on mineral properties are expensed as incurred for US GAAP purposes, until commercially minable deposits are determined to exist within a particular property.  Property acquisition costs are capitalized as incurred and are subject to impairment analysis on occurrence of a triggering event, which is effectively a negative event that differs from the Company’s original expectations made at the time of the acquisition.  Such acquisition costs will be amortized on a unit of production basis once production commences.

For Canadian GAAP purposes, cash flows relating to mineral property exploration and land use costs are reported as investing activities in the consolidated statements of cash flows.  For US GAAP purposes, these costs would be characterized as operating activities in the consolidated statements of cash flows.

During the years ended August 31, 2006 and 2005, the Company wrote down mineral property and deferred exploration costs in its consolidated financial statements prepared in accordance with Canadian GAAP (note 3).  The mineral property exploration costs incurred would previously have been expensed for US GAAP and, as such, have been added back to loss from operations under US GAAP for the years ended August 31, 2006 and 2005.

	(b)	Income taxes:

As described in note 2(i), the Company follows the asset and liability method of accounting for income taxes.  This is consistent with the method used for US GAAP purposes.  However, differences to amounts recorded for future income taxes arose in prior years on the application of US GAAP to the financial statements due to the differences in accounting for mineral property exploration and land use costs under the different GAAPs.

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
c	(c)	Stock-based compensation:

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation on September 1, 2002.  The Financial Accounting Standards Board Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) became effective for US GAAP purposes for fiscal years beginning after December 15, 1995.  The Financial Accounting Standards Board Statement No. 123R, “Share-Based Payments” (“SFAS 123R”) became effective for the Company commencing September 1, 2005.  SFAS 123R replaces SFAS 123 and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB Opinion No. 25”).

As allowed by SFAS 123, the Company continued to follow the intrinsic value principles of APB Opinion 25, up to August 31, 2005, in measuring compensation expense for employee options.  Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the measurement date, which is generally the grant date, over the amount an employee must pay to acquire the stock.  The application of APB 25 resulted in compensation expense of $61,850 being recognized for stock-based compensation plans for employees prior to August 31, 2001, and no material expense for any of the other periods presented up to August 31, 2005.  On September 1, 2005, the Company adopted SFAS 123R for US GAAP purposes, which requires the cost of employee services received in exchange for an award of equity instruments to be based on the grant-date fair value of the award.  The accounting for employee awards under SFAS 123R is similar to the Company’s accounting policy for Canadian GAAP purposes, and, as such, a GAAP difference does not arise during the year ended August 31, 2006 and there is no cumulative effect on adoption on September 1, 2005.

SFAS 123 and SFAS 123R require the fair value of the stock options granted to non-employees to be expensed.  During the years ended August 31, 2006, 2005 and 2004, no options to non-employees were granted or vested, and accordingly, no expense was recognized for non-employee stock options.

c		The cumulative effect of stock options granted to non-employees for the period from implementation of SFAS 123 to August 31, 2002 would have been a $393,078 increase in the deficit and share capital.

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

5,000,000 common shares of the Company held in escrow at August 31, 2002 became eligible for release during fiscal 2003.  Based on the market price at that time, $2,300,000 was charged to operations for US GAAP purposes in 2003.  No charge was made or required under Canadian GAAP.

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(d)	Reconciliation:
		The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balance sheets and statements of operations and cash flows is summarized as follows:
		(i) Assets:
			2006	2005

		Assets, under Canadian GAAP	$24,891,967	$22,257,683
		Adjustment for mineral properties and deferred exploration (note 11(a))	(13,730,251)	(12,373,892)

		Assets, under US GAAP	$11,161,716	$9,883,791

		(ii) Share capital and share subscriptions received:
			2006	2005

		Share capital and share subscriptions received, under Canadian GAAP	$52,147,278	$45,653,624
		Adjustment for stock-based compensation for employees (note 11(c))	61,850	61,850
		Adjustment for stock-based compensation for non-employees (note 11(c))	393,078	393,078
		Adjustment for escrow shares (note 11(c))	2,300,000	2,300,000

		Share capital and share subscriptions received, under US GAAP	$54,902,206	$48,408,552

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(d)	Reconciliation (continued):
		(iii) Deficit:
				2006	2005

		Deficit, under Canadian GAAP		$(28,105,120)	$(23,778,398)
		Adjustment for stock-based compensation for employees (note 11(c))		(61,850)	(61,850)
		Adjustment for stock-based compensation for non-employees (note 11(c))		(393,078)	(393,078)
		Adjustment for escrow shares (note 11(c))		(2,300,000)	(2,300,000)
		Adjustment for mineral property exploration costs (note 11(a))		(13,730,251)	(12,373,892)

		Deficit, under US GAAP		$(44,590,299)	$(38,907,218)

		(iv) Loss and loss per share:
			Years ended August 31,
			2006	2005	2004

		Loss for the year, under Canadian GAAP	$(4,326,722)	$(2,931,063)	$(1,616,364)
		Adjustment for mineral property exploration costs (note 11(a))	(1,356,359)	(529,742)	(1,180,850)
		Adjustment for future income taxes (note 11(b))	-	(150,106)	17,700

		Loss for the year, under US GAAP	$(5,683,081)	$(3,610,911)	$(2,779,514)

		Basic and diluted loss per share, under US GAAP	$(0.07)	$(0.04)	$(0.03)

		Weighted average number of shares outstanding	85,666,361	83,387,939	81,056,126

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(d)	Reconciliation (continued):
		(v) Cash flows:
			Years ended August 31,
			2006	2005	2004

		Cash used in operating activities, under Canadian GAAP	$(2,075,770)	$(1,939,133)	$(2,379,377)
		Adjustment for mineral properties and deferred exploration (note 11(a))	(2,545,075)	(1,515,911)	(1,180,850)

		Cash used in operating activities, under US GAAP	$(4,620,845)	$(3,455,044)	$(3,560,227)

		Cash used in investing activities, under Canadian GAAP	$(2,585,522)	$(1,235,933)	$(699,747)
		Adjustment for mineral properties and deferred exploration (note 11(a))	2,545,075	1,515,911	1,180,850

		Cash provided by (used in) investing activities, under US GAAP	$(40,447)	$279,978	$481,103

	(e)	Recent pronouncements:

(i)

In June 1, 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"), a replacement of APB Opinion No. 20, "Accounting Changes", and SFAS No.3, "Reporting Accounting Changes in Interim Financial Statements".  SFAS 154 requires retrospective application to prior periods' financial statements of a change in accounting principle unless it is impracticable to do so.  This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle.  SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The impact of SFAS 154 cannot be determined until such time as the Company makes a change in accounting policy.

(ii)

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainties and Income Taxes" ("FIN 48").  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS Statement 109, "Accounting for Income Taxes" ("SFAS 109").  SFAS 109 does not prescribe the recognition threshold or measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return.  FIN 48 clarifies the application of SFAS 109 by defining a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements.  Additionally, it provides guidance on measurement, derecognition, classification, interests and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company has not yet determined the effects of adopting FIN 48.

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(e)	Recent pronouncements (continued):

(iii)In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157").  SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  The Company has not yet determined the effect of adoption of SFAS 157.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated:

November 28, 2006

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:

“James E. Sinclair”

James E. Sinclair,

Chairman and Chief Executive Officer

EXHIBIT 12.1

CERTIFICATIONS

I, James E. Sinclair, certify that:

1.

I have reviewed this annual report on Form 20-F of Tanzanian Royalty Exploration Corporation;

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

4.

The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

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

Date:  November 28, 2006

“James E. Sinclair”

James E. Sinclair,

Chairman and Chief Executive Officer

(Principal Executive Officer)

EXHIBIT 12.2

CERTIFICATION

I, Regina Kuo-Lee, certify that:

1.

I have reviewed this annual report on Form 20-F of Tanzanian Royalty Exploration Corporation;

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

4.

The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

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

November 28, 2006

“Regina Kuo-Lee”

Regina Kuo-Lee,

Chief Financial Officer

(Principal Financial Officer)

Exhibit 13

CERTIFICATION

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF

TITLE 18,UNITED STATES CODE)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of Title 18, United States Code), each of the undersigned officers of Tanzanian Royalty Exploration Corporation (the “Company”), does hereby certify with respect to the Annual Report of the Company on Form 20-F for the year ended August 31, 2006  as filed with the Securities and Exchange Commission (the “Form 20-F”) that, to the best of their knowledge:

(1)

the Form 20-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:

November 28, 2006

“James E. Sinclair”

James E. Sinclair,

Chairman and Chief Executive Officer

(Principal Executive Officer)

“Regina Kuo-Lee”

Regina Kuo-Lee,

Chief Financial Officer

(Principal Financial Officer)