Form 20-F
period 2007-08-31
TANZANIAN ROYALTY EXPLORATION CORP
filed 2007-11-30
CIK 1173643

U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________________

FORM 20-F

_________________________

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

August 31, 2007

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

Suite 404 – 1688 152nd Street

South Surrey, BC

V4A 4N2

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, without Par Value

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  NONE

The number of outstanding Common Shares as of August 31, 2007 was

86,748,493.

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

Capitalization and Indebtedness

8

C.

Reasons for the Offer and Use of Proceeds

8

D.

Risk Factors

8

Item 4.

Information on the Company

11

A.

History and Development of the Company

11

B.

Business Overview

14

Plan of Operations

15

Governmental Regulations

16

C.

Organization Structure

17

D.

Property, Plant and Equipment

17

Itetemia Property

17

Luhala Property

25

Lunguya Project Area

28

Tulawaka Project Area

31

Lake Victoria Goldfield Properties

32

Item 5.

Operating and Financial Review and Prospects

40

A.

Operating Results

41

B.

Liquidity and Capital Resources

42

C.

Research and Development, Patents and License, etc.

43

D.

Trend Information

44

E.

Off Balance Sheet Arrangements

44

F.

Tabular Disclosure of Contractual Obligations

44

Item 6.

Directors, Senior Management and Employees

44

A.

Directors and Senior Management

44

B.

Compensation

49

C.

Board Practices

51

D.

Employees

56

E.

Share Ownership

57

Item 7.

Major Shareholders and Related Party Transactions

58

A.

Major Shareholders

58

B.

Related Party Transactions

59

- ii -

C.

Interest of Experts and Counsel

60

Item 8.

Financial Statements

60

A.

Consolidated Statements and Other Financial Information

60

B.

Significant Changes

61

Item 9.

The Offering and Listing

61

A.

Offering and Listing Details

61

B.

Plan of Distribution

62

C.

Markets

63

D.

Selling Shareholders

63

E.

Dilution

63

F.

Expenses of the Issue

63

Item 10.

Additional Information

63

A.

Share Capital

63

B.

Articles of Association and Bylaws

64

C.

Material Contracts

66

D.

Exchange Controls

67

E.

Taxation

68

F.

Dividends and Paying Agents

75

G.

Statement by Experts

75

H.

Documents on Display

75

I.

Subsidiary Information

76

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

76

Item 12.

Description of Securities Other than Equity Securities

77

Part II

77

Item 13.

Defaults, Dividend Arrearages and Delinquencies

77

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

77

Item 15.

Controls and Procedures

78

Item 16.

[Reserved]

79

Item 16 A.

Audit Committee Financial Expert

79

Item 16 B.

Code of Ethics

79

Item 16 C.

Principal Accountant Fees and Services

79

Item 16 D.

Exemptions from the Listing Standards for Audit Committees

79

Item 16 E.

Purchase of Equity Securities by the Issuer and Affiliated Purchasers

80

Part III

80

Item 17.

Financial Statements

80

Item 18.

Financial Statements

80

Item 19.

Exhibits

80

Cautionary Note to U.S. Investors Concerning Estimates of Measured
and Indicated Mineral Resources

The Company advises U.S. Investors that while the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” (see: “Glossary of Technical Terms – Canadian Terminology” herein) are recognized and required by Canadian securities regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into mineral reserves.

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

HLEM	Horizontal loop electromagnetic survey, a form of geophysical survey used in the exploration for minerals.
hectare or ha	An area totalling 10,000 square metres.
highly anomalous	An anomaly which is 50 to 100 times average background, i.e. it is statistically much greater in amplitude.
hydrothermal	Hot fluids, usually mainly water, in the earth's crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.
IP	Induced polarization survey, a form of geophysical survey used in the exploration for minerals.
intrusive	A rock mass formed below earth's surface from magma which has intruded into a pre-existing rock mass.
JV	Joint Venture
kilometres or km	Metric measurement of distance equal to 1,000 metres (or 0.6214 miles).
mill	A facility for processing ore to concentrate and recover valuable minerals.
mineral reserve	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
mineralization	Usually implies minerals of value occurring in rocks.
net smelter or NSR royalty	Payment of a percentage of net mining profits after deducting applicable smelter charges.
ore	A natural aggregated of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.
outcrop	An exposure of rock at the earth's surface.
overburden	A general term for any material covering or obscuring rocks from view.
Pb	The elemental symbol for lead.
porphyry	Rock type with mixed crystal sizes, i.e. containing larger crystals of one or more minerals.
ppm or parts per million	A unit of measurement which is 1000 times larger than parts per billion (i.e. ppb); 1 ppm is equivalent to 1000 ppb, and is also equivalent to 1 gram/tonne.
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

For each of the years in the five year period ended August 31, 2007, the information in the tables was extracted from the more detailed audited financial statements of the Company.

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

The following is a summary of certain selected financial information for the Company’s five most recently completed fiscal years (in Canadian dollars, except number of shares):

Canadian GAAP
For the Fiscal Year ended August 31,
	2007	2006	2005	2004	2003
Operations:

Revenues	$ --	$ --	$ --	$ --	$ --

Net loss	(3,921,469)	(4,326,722)	(2,931,063)	(1,616,364)	(3,014,778)

Basic and diluted loss per share	(0.05)	(0.05)	(0.04)	(0.02)	(0.04)

Balance sheet:

Working Capital	1,546,075	2,838,273	1,388,906	1,918,901	2,092,912

Total Assets	25,421,472	24,891,967	22,257,683	22,092,373	21,424,565

Net Assets	24,742,582	24,176,291	21,875,226	21,298,136	20,318,000

Share Capital	54,113,279	51,397,278	44,839,796	42,145,471	39,423,971

Number of Shares	86,748,493	86,241,075	84,776,054	82,464,037	80,191,542

Deficit	(32,026,589)	(28,105,120)	(23,778,398)	(20,847,335)	(19,230,971)

U.S. GAAP
	2007	2006	2005	2004	2003 (restated)
Operations:

Revenues	$ --	$ --	$ --	$ --	$ --

Net loss	(6,071,773)	(5,683,081)	(3,610,911)	(2,779,514)	(5,457,815)

Basic and diluted loss per share	(0.07)	(0.07)	(0.04)	(0.03)	(0.07)

Balance sheet:

Working Capital	1,546,075	2,838,273	1,388,906	1,918,901	2,092,912

Total Assets	9,540,917	11,161,716	9,883,791	10,248,223	10,761,265

Net Assets	8,862,027	10,446,040	9,501,334	9,604,092	9,787,106

Share Capital	59,213,178	54,902,206	48,408,552	44,900,399	42,178,899

Number of Shares	86,748,493	86,241,075	84,776,054	82,464,037	80,191,542

Deficit	(50,662,072)	(44,590,299)	(38,907,218)	(35,296,307)	(32,516,793)

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

Year Ended: August 31	Average	Period End	High	Low
2003	1.4819	1.3865	1.5991	1.3305
2004	1.3015	1.2034	1.4003	1.1714
2005	1.2321	1.1893	1.3071	1.1775
2006	1.147	1.1066	1.196	1.0989
2007	1.120	1.0560	1.1852	1.0372

The following table sets forth the high and low exchange rate for the past six months.  As of August 31, 2007, the exchange rate was CDN $1.0560 for each US$1.

Month	High	Low
October 2007	1.0000	0.9496
September 2007	1.0546	0.9959
August 2007	1.0754	1.0497
July 2007	1.0689	1.0372
June 2007	1.0727	1.0579
May 2007	1.1136	1.1024

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

We have incurred net losses since our inception and expect losses to continue.  We have not been profitable since our inception.  For the fiscal year ended August 31, 2007, we had a net loss of $3,921,469 and an accumulated deficit on August 31, 2007 of $32,026,589.  The Company has not generated revenues from operations during fiscal year 2006 and does not expect to generate revenues from operations until one or more of its properties are placed in production. There is a risk that none of the Company’s properties will be placed in production, and that the Company’s operations will not be profitable in the future.

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

We have requirements for and there is an uncertainty of access to additional capital.  At August 31, 2007, the Company had cash of $1,602,270 and working capital of $1,546,075.  The Company will continue to incur exploration costs to fund its plan of operations and intends to fund its plan of operations from working capital and equity subscriptions from the Company’s Chairman and C.E.O.  Ultimately, the Company’s ability to continue its exploration activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing agreements or some combination of these or other means.

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

Conflicts of interest may arise among our board of directors.  Marek J. Kreczmer, Ulrich E. Rath,   Anton Esterhuizen and Norman Betts, directors of the Company, are also directors, officers, or shareholders of other companies that are similarly engaged in the business of acquiring, developing, and exploiting natural resource properties.  Mr. Kreczmer is President and CEO of NWT Uranium Corp. a Canadian company exploring for uranium in Canada and Niger and precious metals in Mexico.    He is a director of Hana Mining Inc., a Canadian company exploring for minerals in Botswana. Mr. Kreczmer is also a Director of Soho Resources Corp., a Canadian company developing a gold deposit in Mexico.  Mr. Ulrich Rath is the President and CEO and Director of Chariot Resources Ltd., a junior resource company focused on the exploration, acquisition and development of copper and precious metal mineral deposits in the Andes region of Latin America.  Mr. Esterhuizen is the Managing Director of Pangea Exploration (Pty.) Ltd., a South African company exploring for minerals in Africa and South America.  He is also a Director of NWT Uranium Corp.   Dr. Betts serves as Chair of the Board of Directors of Starfield Resources Inc. and as a director and member of the Audit Committee of Adex Mining Inc. Such associations may give rise to conflicts of interest from time to time if the Company were to enter into negotiations to acquire an interest in a mineral project in which their other companies hold an interest, or the Company were to enter into negotiations to sell or joint venture an interest in its mineral properties to any of these companies.  The directors of the Company are required to act honestly and in good faith with a view to the best interests of the Company and disclose any interest which they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.

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

Failure to Maintain Effective Internal Controls Could Have a Material Adverse Effect on Our Operations.  We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting, and commencing with the Company’s 2007 fiscal year, a report by our independent Auditors addressing these assessments. During the course of our testing we may identify material weaknesses which we may not be able to remediate for our annual compliance with the requirements of Section 404.  If we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.

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

The principal executive office of the Company is located at Suite 404 – 1688 152nd Street, South Surrey, BC V4A 4N2, Canada, and its telephone number is (604) 536-7873.  Mr. Sinclair, Chairman and CEO is located at 93 Benton Hill Road, Sharon, Connecticut, 06069, U.S.A., telephone number (860) 364-1830.

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

In January 2007 the Company concluded an option royalty agreement with Sloane Developments Ltd. (“Sloane”), a UK-based company for its Itetemia and Luhala gold projects.  Under the option agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90% to 100% in ten (10) prospecting licenses in the Lake Victoria greenstone belt of Tanzania.  Six (6) of these licenses comprise the Luhala Project (all for a 100% interest) while the remaining four (4) licenses constitute the Itetemia Project (all for a 90% interest) which is adjacent to Barrick’s Bulyanhula gold mine.

The Itetemia Property, located in Tanzania, consists of eight (8)  contiguous prospecting licenses.  One prospecting licence  is subject to a 3% net smelter royalty.  The Company has a 90% interest in one of the other prospecting licences which is subject to a 2% royalty interest.  The Company’s Itetemia Property contains an inferred mineral resource of 500,000 tonnes grading 7 g/t gold, using a 2 g/t gold cut-off  (see page 25 herein for further details).

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

The Luhala property, also located in Tanzania, consists of six (6) contiguous prospecting licenses.  The Luhala property was the focus of an exploration program under an option agreement dated April 25, 1999 with Newmont Overseas Exploration Limited (“Newmont”).  Newmont terminated their option on the property during the year 2000.

The Kigosi Project area encompasses approximately 1,078 square miles and includes nineteen (19) prospecting licenses.  RC drilling continued on the Company’s  Kigosi property during fiscal 2007.   The Company previously discovered three new gold occurrences on the Kigosi Property (forming a part of the

Company’s Lake Victoria Goldfield Properties held through it’s subsidiary, Tanzania American International Development Corporation (“Tanzam”).  See “Lake Victoria Goldfield Properties” for further details.

The Company currently has royalty agreements with three industry partners covering 17 prospecting licences; one of these prospecting licences are under agreement with Barrick Gold Corporation; 5 prospecting licenses with MDN Inc. (“MDN”) (formerly Northern Mining Explorations); and 11 with Sloane Developments Inc.

At the present time, the Company’s land position totals 136 prospecting licenses in the Lake Victoria Greenstone Belt and Kabanga/Kagera Nickel Belt regions of Tanzania covering an area of approximately 10,000 square kilometres.

Significant Acquisitions and Significant Dispositions

The Company’s principal capital expenditures and divestitures (including interests in other companies and amounts invested) for the last three fiscal years are described as follows:

In 2003 the Company signed a royalty and option agreement covering prospecting licenses in the Lake Victoria goldfields area of Tanzania with MDN.  There are currently 5 prospecting licensees subject to this agreement.  Under the agreement, MDN holds the right to earn 100% of the Company’s underlying interest in the licenses for an up-front cash payment of US$80,000, plus US$1.8 million in option payments and US$1.5 million in property expenditures over the five year life of the agreements.   MDN must also complete a feasibility study and make a production decision by December 31, 2009 and achieve production within 18 months or be subject to cash penalties in lieu of royalty payments.  By agreement between the parties dated January 9, 2007, in consideration for extending the production decision date from December 31, 2008 to December 31, 2009, MDN issued 125,000 common shares of MDN to the Company.  The Company retains the right to escalating net smelter royalties on commercial production that are tied to the price of gold and range from 0.5% below US$250 per ounce to a maximum of 2% at US$380 per ounce.

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

Also during fiscal 2005, the Company acquired additional prospecting licenses, including licenses covering an area of  4,434 sq.km. in the Kabanga Nickel region. In October 2006 the Company reported it had prioritized exploration targets on its holdings in the Kibara Nickel Belt following an examination of historical data.

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

In January 2007 the Company concluded an option royalty agreement with Sloane for its Itetemia and Luhala gold projects.  Under the option agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90% to 100% in ten (10) prospecting licenses in the Lake Victoria greenstone belt of

Tanzania.  Six (6) of these licenses comprise the Luhala Project (all for a 100% interest) while the remaining four (4) licenses constitute the Itetemia Project (all for a 90% interest) which is adjacent to Barrick’s Bulyanhula gold mine.

The earn-in portion of the agreement includes prescribed annual cash payments, firm exploration expenditures and a minimum amount of diamond drilling metreage over the life of the agreement. In addition, Tanzanian Royalty will receive a sliding scale net smelter royalty for any mineral discovery that achieves commercial production.  The exploration component of the option agreement calls for a work commitment of $US1 million within a two-year period of which $400,000 will be expendable in the first year and the remaining amount in the second. Further provisions in the agreement call for the completion of a bankable feasibility study and the announcement of a production decision before the fifth anniversary of the agreement and the achievement of commercial production before the seventh anniversary.

Further, in May 2007, the Company entered into a Management Services Agreement with Sloane.  Under the Management Services Agreement, a wholly-owned subsidiary of Tanzanian Royalty will carry out field and exploration work on the Kisunge and Shilalo Hills targets within the Luhala Project Area and similar work at the Golden Horseshoe Reef Project (Itetemia).  The majority of the exploration work will consist of RC and diamond drilling along with limited ground geophysics. In addition, Tanzanian Royalty has agreed to assist with grassroots exploration on other licenses in the agreement subject to the availability of staff and equipment.

The Company’s exploration activities during the 2007 fiscal year continued on the Company’s properties  located throughout the Lake Victoria Greenstone Belt.  Drilling with the Company’s RC/RAB drill were conducted primarily on the Kigosi property.

There were no significant property acquisitions during the period.

For the year ended August 31, 2007 the Company reported a net loss of $3,921,469.  A total of   $1,265,033 of mineral properties and deferred exploration expenses was written off relating to abandoned mineral properties.  The Company’s total capital lease obligation as at August 31, 2007 is $112,707.  The Company incurred deferred exploration expenditures of $3,130,712 (net) during the year ended August 31, 2007.

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

The Company’s general area of interest has been in the exploration of gold properties, with a primary focus on exploring for gold properties in Tanzania.    At the present time, the Company is exploring 136 mineral resource properties in the Lake Victoria Greenstone Belt and Kabanga/Kagera Nickel Belt regions of Tanzania. Tanzania remains the prime focus of the Company’s activities.  Other corporations, including Barrick Gold Corporation (“Barrick”), Ashanti Goldfields Limited (“Ashanti Goldfields”), MDN, and Newmont Overseas Exploration Corporation have funded  some  of the  work on the Company’s properties in this area since 1999 under option arrangements, with the exception of properties explored by subsidiary company Tanzania American International Development Corporation 2000 Limited (“Tanzam”) which were privately funded.  The Company currently has royalty agreements with three industry partners covering 17 prospecting licences; one of these prospecting licences are under agreement with Barrick Gold Corporation; 5 prospecting licenses with MDN Inc.; and 11 with Sloane Developments Inc.

In the Company’s view, this joint venture (“JV”) and royalty strategy offers investors leverage to gold prices with lower risk and shareholder dilution.  Future production royalties from any producing properties discovered by the Company’s joint venture partners (“JV Partners”) would provide the Company with a direct interest in the mine’s cash flow, with exposure to any benefits from new discoveries and production growth, but without the capital obligations, and environmental and social liabilities, associated with direct ownership.

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

During 2007 fiscal year, the Company continued evaluation of all prospecting licenses in its portfolio with a view of offering some of them for royalty agreements to other mining companies.  The evaluation of their potential comprises geological mapping, soil sampling and geophysical interpretations.

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

(1)

The remaining 10% interest is held by State Mining Corporation.

(2)

The remaining 40% interest is held by Northern Mining and Consultancy Company Ltd.

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

Itetemia Property

In January 2007 the Company concluded an option royalty agreement with Sloane for its Itetemia gold project.  Under the option agreement, the Company granted Sloane the right to earn a beneficial interest in licenses constituting the Itetemia Project.

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

Property Description and Location

The Itetemia Property currently consists of eight (8) contiguous prospecting licenses, covering approximately 79 km2.  The eight (8) prospecting licenses now comprising the Itetemia Property are held in the names of the following companies and expire as indicated:

Prospecting License	Name Of Holder	Date Granted	Last Renewal Application	Expiry Date
Ngula North PL 2374/03	Tanzam	November 25, 2003	November 2006	November 24, 2006*
Itetemia PL 1450/2000; PL 2523/04; PL 3308/05	Itetemia Mining Co. Tancan	March 10, 2005; May 18, 2004 June 14, 2005	March 2007 May 2007 n/a	March 10, 2007* May 18, 2007* June 14, 2008
Ngula PL 1612/2000 PL 2578/04	Tancan Tancan	August 29, 2005 June 28, 2004	August 2007 June 2007	August 29, 2007* June 28, 2007*
Itetemia North PL 2038/2002 4515/07	Tancan Tancan	November 1, 2005 June 26, 2007	n/a n/a	November 1, 2007 June 26, 2010

*

While the licenses have expired, the Company has applied for a renewal and has no reason to believe that such renewal applications will not be granted in the ordinary course.

The Itetemia and Ngula prospecting licenses have been renewed twice, each time for a period of two years. The rental payments and minerals permitted to be pursued under such licenses are summarized below:

Prospecting License	Annual Rentals	Minerals Covered
Ngula North PL 2374/03	US$268.20	All except building materials and gems
Itetemia PL 1450/2000 PL 2523/04 PL 3308/05	US$464.35** US$371.40 US$385.74	All except building materials and gems All except building materials and gems All except building materials and gems
Ngula PL 1612/2000 PL 2578/04	US$145.50** US$116.40	All except building materials and gems All except building materials and gems
Itetemia North PL 2038/2002 PL 4515/07	US$343.00 US$171.46	All except building materials and gems All except building materials and gems

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

9.

As amended July 2005, Tancan shall pay to Stamico the sum of US$15,000 on or before July 12 of 2006 and 2007 and ending upon commercial production, provided that commercial production commences by December 31, 2007, failing which the aforementioned payment shall be revisited.  The Company does not expect to commence commercial production by December 31, 2007.  Future payment negotiations between the Company and Stamico will commence in December 2007.

10.

Tancan may assign its rights under the agreement, subject to the prior written consent of Stamico.

By an option and joint venture agreement dated May 31, 1999 as amended April 24, 2001 between the Company and Barrick (the “Barrick Venture Agreement”), Barrick agreed to provide funding to the Company totalling $4,000,000.  On November 23, 2004 Barrick advised that they would return the Itetemia Prospecting Licences (with the exception of PL 2374/03 which is held under an agreement with Barrick Exploration Africa Limited (the “BEAL”) to the Company.

History

The exploration history of the Itetemia Property from 1988 to 2007 may be summarized as follows:

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

2001	Tancan	1,100 metres drilled to evaluate down dip potential of gold mineralization in the Golden Horseshoe Reef (“GHR”) deposit.
2002-2004	Barrick	Exploration program carried out by Barrick.
2005	Tancan	Reviewed reports received from Barrick detailing the exploration work they conducted on the property to November 2004.
2006	Tancan	In-house evaluation. 4-hole diamond drill program

Year	Operator	Work Performed
2007	Sloane Developments Ltd.	Planned 2000 m RC drill program and 3000 m infill diamond drilling program

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

In 1998, Minestart Management Inc. (“Minestart”) was retained by Tancan to prepare a mineral resource estimation for the Golden Horseshoe Reef.  The mineral resource was calculated based on 13 diamond drill holes which were drilled at 25 m. intervals along strike for approximately 300 m. and to a depth of approximately 50 m. The mineral resource was calculated using polygons on cross-sections incorporating a 2 g/t gold cutoff and a constant bulk density of 2.7 tonnes/cubic metre. Minestart estimated the mineral resource for the Golden Horseshoe Reef to be 500,000 tonnes grading 7 g/t gold.  As an integral part of its review, the Company hired Steffen, Robertson and Kirsten Consulting (Canada) Inc. (“SRK”) to review the mineral resource estimate prepared by Minestart, and SRK provided the following observations:

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

Exploration

During fiscal 2007 and prior to the option agreement with Sloane, the Company carried out limited exploration work at Itetemia.

Subsequent to the option agreement with Sloane, the two parties entered into a Management Services Agreement whereby a wholly-owned subsidiary of Tanzanian Royalty will carry out field and exploration work on the Kisunge and Shilalo Hills targets within the Luhala Project Area and similar work at the Golden Horseshoe Reef at Itetemia.

The majority of the exploration work will consist of reverse circulation (RC) and diamond drilling along with limited ground geophysics.  Exploration crews were mobilized to the Itetemia Project in August 2007 and drilling commenced in mid-September.  The drill program is scheduled to include at least 2,000 metres of RC drilling and 3,000 metres of infill diamond drilling. It is designed to improve the confidence level of the gold grades encountered in previous drill programs within the Golden Horseshoe Reef down to the 200 metre level.

The sulphide mineralization encountered on the Itetemia property is comprised of massive to semi-massive, stringers, veins and veinlets, along with disseminated and nodular mineralization. Sulphide veins locally range in thickness from 15-30 centimetres.

The Company has incurred total net costs (after any recoveries and write offs) of $6,316,844 on the Itetemia Property to August 31, 2007.

THE ITETEMIA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY PROPOSED PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Luhala Property

In January 2007 the Company concluded an option royalty agreement with Sloane for its Luhala gold project.  Under the option agreement, the Company granted Sloane the right to earn a 100% beneficial interest six of its licenses comprising the Luhala Project.

The following discussion regarding both the Luhala and Lunguya Properties below is summarized from a revised technical report prepared in accordance with the requirements of NI 43-101F dated February 28, 2003, revised June 2007, entitled, “Report on the 2002 Exploration of the Luhala Concessions and the Lunguya Concessions, Lake Victoria Goldfields District, North-Central Tanzania” by Dr. Jim L. Oliver, Ph.D., P. Geo. (the “Revised Luhala and Lunguya 2002 Report”).  The reader is referred to the complete text of the Revised Luhala and Lunguya 2002 Report, which is available at www.sedar.com, filed on August 13, 2007 under the heading, “Other”.

Property Description and Location

The Luhala property is located in Misungwi District of Mwanza Region of Tanzania (see property location map).  It lies approximately 70 kilometres south of the city of Mwanza.  The Luhala property consists of six (6) prospecting licenses (namely, Luhala PL 1451/00, Luhala PL 2519/04, Luhala PL 3315/05, Shilalo PL 4575/07, Ngobo PL 1559/00 and Sima PL 1560/00).  These prospecting licenses are in good standing with respect to required filings and payments with the Government of Tanzania.

The Company has a 100% interest in the Luhala prospecting license, and has the right to acquire a 100% interest in the Ngobo and Sima prospecting licenses by making a series of payments to the property holder, Widescope Promotion Ltd. (“Widescope”), totaling US$120,000 over six years for the Ngobo license and US$84,000 over six years for the Sima license, which payments have now been completed.  Widescope retains a 2% net smelter returns royalty on both the Ngobo and Sima licenses, which the Company may buy back, in each case, one-half (i.e. 1%) for US$1,000,000. For the Shilalo license, the Company has earned the right to acquire  a 100% interest by having made a series of payments to the property owner totaling US$16,000.  The Shilalo property owner retains a 2% net smelter return royalty, of which the Company may buy back one-half (i.e.1%) for US$250,000.

Each of the prospecting licenses forming the Luhala property has the following mandatory annual work and rental payments:

Prospecting License	Annual Rentals	Minerals Covered
Luhala PL 1451/00*** PL 2519/04 PL 3315/05	US$835.95* US$278.60	all excluding building materials and gems
Shilalo PL 4575/07	US$37.90	all excluding building materials and gems
Ngobo PL 1559/00	US$300**	all excluding building materials and gems
Sima PL 1560/00	US$514.50**	all excluding building materials and gems

* First renewal annual rental fees = US$30/sq.km.

  ** Second renewal annual rental fees = US$50/sq.km.

***

While the license has expired, the Company has applied for a new license and has no reason to believe that such new licence will not be granted in the ordinary course.

The Luhala property covers an area of approximately 74 square kilometres.  The target on the Luhala property is gold stockwork mineralization associated with felsic rock units in dilational structures.

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

History

Luhala has had a significantly more protracted exploration history than Lunguya, beginning with the initial exploration by the then Tanganyikan Geological Survey in 1947.  The exploration history of Luhala may be summarized as:

LUHALA EXPLORATION HISTORY SYNOPSIS

Year	Operator	Work Performed
1947	Tanganyikan Geological Survey	Underground adit, Shilalo West
1960’s	Unknown	Minor test pits and trenches
1994	Tan Range	Grab sampling and panning, Luhala Hills
1996	Tan Range	Airbourne magnetic survey, 505 m diamond drilling in two drill holes
1997	JCI/Tan Range	MMI survey, 5,700 samples collected, geological mapping and sampling, 243 grab samples, gradient array IP over Luhala Hills, 5 DDH’s for 549 m
2000	Newmont/Tan Range	251 Rotary Air Blast (RAB) drill holes
2001	Tan Range	10 DDH’s, 1204 m, trenching and sampling, 32 RAB holes, totaling 1969 m. Regional mapping
2002	Tancan	Property mapping.
2003	Tancan	Updated geological model
2004	Tancan	Trenching Kisunge hill, 14 RC holes drilled on new model on Kisunge Hill.
2005	Tancan	Re-logged all drill holes and trenches. Drill preparation.
2006	Tancan	Diamond drilling, RC drilling
2007	Sloane Developments Inc.	Follow-up exploration planning

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

Exploration

At Luhala, three principal mineralized zones have been identified: Kisunge Hill, Shilalo South, and Shilalo West.  Gold mineralization is associated with zones of diffuse silicification, localized around small scale fractures within competent chert and felsic volcanic rock units.  There has been no exploration work carried out on the Luhala Property during the fiscal year ended August 31, 2007.

In January 2007 the Company concluded an option royalty agreement with Sloane for its Luhala gold project.  Under the option agreement, the Company granted Sloane the right to earn a 100% beneficial interest six of its licenses comprise the Luhala Project.  Subsequent to that agreement, the two parties entered into a Management Services Agreement whereby a wholly-owned subsidiary of Tanzanian Royalty will carry out field and exploration work on the Kisunge and Shilalo Hills targets within the Luhala Project Area

The Company has incurred total net costs (after any recoveries) of $4,233,154 on the Luhala Property  to August 31, 2007.

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

Drilling

The Phase 7 drill program at Luhala was completed in August 2006 and consisted of nine diamond drill holes aggregating 991 metres.  All the holes tested the eastern limb of the Kisunge Main Zone. Among the better intercepts reported from this program was 3.07 metres grading 6.87 g/t. Within this intercept was a 1.44 metres interval averaging 10.95 g/t. Invaluable structural information was obtained from the Phase 7 diamond drilling program which will be utilized in the planning process for follow-up exploration.

THE LUHALA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY PROPOSED EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Lunguya Project Area

Property Description and Location

The Lunguya Property is located in the Kahama District of Tanzania (see property location map), and the Company’s interest therein is held indirectly through Tanzam.  The Lunguya Property is situated in the Lake Victoria Greenstone Belts, approximately 100 kms by air to the southwest of Mwanza and about 15 kms south of  Bulyanhulu.  The Lunguya Property consists of ten (10)  prospecting licenses (namely, the Lunguya 1766/01, 4594/07 and 2828/04, Lunguya East 1887/02 and 3273/05, Shilela North 2059/02 and 4074/06, Shilela  2472/04 and Lunguya West 2193/03 and 4273/07).  These prospecting licenses are in good standing with respect to required filings and payments with the Government of Tanzania.

With respect to Lunguya PL 1766/01 in January, 2003, a Shareholder’s Agreement was entered into wherein a new company, Lunguya Mining Company Limited (“LMC”), was created to form a joint venture between Northern Mining and Consultancy Company Limited (“NMCCL”), Tanzam and LMC.  Tanzam has a 60% shareholding and NMCCL has the remaining 40% shareholding in LMC.

The Lunguya Property currently covers an area of 297 square kilometres.  There are no work requirements, and property payments on each of licenses are as follows:

Prospecting License	Annual Rentals	Minerals Covered
Lunguya PL 1766/01 PL 4594/07 PL 2828/04	US$535.80* US$375.20 US$1,071.30**	all excluding building materials and gemstones
Lunguya East PL 1887/02 PL 3273/05	US$2,121.00** US$848.40	as above
Shilela North PL 2059/02 PL 4074/06	US$513.60* US $342.80	as above
Shilela PL 2472/04	US1,537.50*	as above
Lunguya West PL 2193/03 PL 4273/07	US$1,217.10* US$811.40	as above

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

Exploration

There were no exploration activities carried out on the Lunguya property during fiscal 2007.

The Company has deferred total net costs (after any recoveries and write offs) of $2,834,740 on the Lunguya Property to August 31, 2007.

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

Diamond drill and RC programs at Lunguya have demonstrated excellent geological continuity of the Nyamakwenge West and East Reefs but weaker continuity of grade.  The difficulty in obtaining representative gold grades from small core samples of vein material containing coarse particulate gold is a well documented phenomenon.  Significant assays obtained during the 2002 diamond drill program at Lunguya are summarized in Table 2 of the Revised Luhala and Lunguya 2002 Report.  Widths in these boreholes are approximately true widths and the boreholes have been collared roughly perpendicular to the strike and dip of the mineralized structural zones.

Drilling

Two programs of drilling where initiated on the Lunguya property during 2002. This included a seven hole RC program totaling 535 metres completed in late August 2002.  A follow-up diamond drill program consisting of 1175 metres, in 18 boreholes was completed in November and December of 2002.

Core recovery measurements where made on site by geotechnician of the Company.  RC boreholes (LGRC 01 – 07) utilized the same grid system as the diamond drill program.  The location of all drill collars were marked with concrete monuments.  Drilling was concentrated on the Lunguya Reefs (11 boreholes) with three boreholes completed on the Nyikoboko Reefs.  A series of geological cross-sections and plans (Figures 10 to Figure 18 in the Revised Luhala and Lunguya 2002 Report), summarize the results of these programs.  Both RC and diamond drill data are combined on these sections.  Drill collar locations for 12 diamond holes and 7 RC holes on the Nyamakwenge Reefs are shown on Figure 9 of the Revised Luhala and Lunguya 2002 Report.  Drill logs for diamond drill holes are compiled on Appendix III and for RC holes in Appendix IV of the Revised Luhala and Lunguya 2002 Report.  Assay results for diamond drill holes are compiled in Appendix V and RC assay data in Appendix VI of the Revised Luhala and Lunguya 2002 Report.

THE LUNGUYA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Tulawaka Project Area

The Tulawaka Project is located in the Biharamulo District of Kagera Region of Tanzania and is approximately 160 kilometres west-southwest of Mwanza.  The Tulawaka Project consists of nine (9) prospecting licenses, including six (6) licenses held through Tanzam.   These prospecting licenses are in good standing with respect to required filings and payments with the Government of Tanzania.  The Company has incurred $955,269 in total costs on the Tulawaka Project to August 31, 2007.  Two of the Tulawaka prospecting licences are under option to MDN.

The Tulawaka Project covers an area of approximately 206 square kilometres.  The property lies on an east-west magnetic trend, between the Kakindu gold discovery (Ashanti) and the Tuluwaka gold discovery (Pangea).  RAB (rotary air blast) drilling on the Mnekezi property intersected mineralized chert sequences which included intersections of 5 metres @ 0.26 grams/tonne gold, 3 metres @ 0.24 grams/tonne gold and 1 metre @ 0.37 grams/tonne gold.  Much of this project has been joint ventured to MDN.

Exploration

Some notable exploration successes were reported during the report period by MDN Inc. which has a number of licenses under option from Tanzanian Royalty in the Tulawaka area of Tanzania.  In September and October of 2006, MDN tested several gold targets on its 102.9 km² Nyantimba licenses 15 kilometres north of the Tulawaka gold mine.  A total of 53 RC holes were drilled as a follow-up to the previous year's rotary air blast (RAB) program which produced a significant discovery of mineralization in the Viyonza zone.  Assay results from the 2,689 metres of drilling included 2.0 metres grading 35.95 g/t, 3.0 metres averaging 17.15 g/t and 2.0 metres of 13.18 g/t.

A second discovery of mineralization was made by MDN on ground optioned from Tanzanian Royalty in the Mnezeki area 20 kilometres east of the Tulawaka Gold Mine. This discovery returned one of the highest grade gold intercepts reported from the region in recent years: 30.08 g/t gold over 6.0 metres.  Further assay results were reported by MDN from the Mnezeki area in August 2007 including 8.0 metres averaging 2.41 g/t.  A total of 1,736 metres of RC drilling and 1,252 metres of RAB drilling have been completed on the Mnezeki Project.

The Company has deferred total net costs (after any recoveries and write offs) of $876,756 on the Tulawaka Property to August 31, 2007.

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

Property Description and Location

Tanzam, a mineral investment company wholly-owned by the Company, currently holds various interests in 136 prospecting licenses in the Lake Victoria Goldfields Belts of north-western Tanzania (the “LVGB”) in order to explore for economic mineral deposits.

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

As of the date hereof, Tanzam holds interests in the following licenses:

Book #	Licence Holder/Partner	Tanzam%	Project Area	Old PL#	New PL#	Sq Km
1	Wazawa Limited	65%	Ushirombo, Kahama	1846/01	Appl. 4517; 4518	9.07
2	Martedo Investment	65%	Diabohika Bukombe	1795/01	1795/01	6.13
	Martedo Investment	65%	Diabohika Bukombe	1/2 PL 1795/01	Appl. 4269	6.0
3	Afrigold Limited	65%	Igando, Biharamulo	1798/01	1798/01	18.17
	Afrigold Limited	65%	Igando, Biharamulo	1/2 PL 1798/01	Appl. 4270	17.70
4	Tanzam	100%	Bwanga, Kahama	1946/02	HQ-G15048	18
	Tanzam	100%	Bwanga, Kahama	1/2 PL 1946/02	HQ-P15960	18
175	Tancan	100%	Bwanga, Kahama	1/2 PL 1946/02	3496/05	36.18
7	Tese Mining/F-B Minerals	51%	Runazi, Biharamulo	2102/02	2102/02	44.5
8	Jope Business	65%	Kisengo, Biharamulo	2448/04	R-825	39.4
9	Jope Business	65%	Nyaesero, Biharamulo	2182/03	2182/03	41.16
186	Tanzam (Jope Business)	65%	Nyaesero, Biharamulo	1/2 PL 2182/03	4201/07	41.16
10	Tanzam	100%	Kaniha, Biharamulo	1947/02	HQ-G15047	60.35
	Tanzam	100%	Kaniha, Biharamulo	1/2 PL 1947/02	HQ-P15613
176	Tancan	100%	Kaniha, Birharamulo	1/2 PL 1947/02	3497/05	60.02
15	Tese Mining/ F-B Minerals	51%	Kigosi	2040/02	2040/02	42.0
187	Tanzam (Tese Mining)	51%	Kigosi	1/2 PL 2040/02	4275/07	42.0
16	Bazo Enterprises	65%	Kigosi	1775/01	1775/01	10.06
207	Bazo Enterprises	65%	Kigosi	1/2 PL 1775/01	4632/07	9.86

Book #	Licence Holder/Partner	Tanzam%	Project Area	Old PL#	New PL#	Sq Km
157	Y. Shekwavi (Bazo Enterprises)	65%	Kigosi	1/2 PL 1775/01	2927/04	19.80
17	Afrigold Limited	65%	Kigosi	1796/01	1796/01	21.43
	Afrigold Limited	65%	Kigosi	1/2 PL 1796/01	Appl. 4271	21.8
149	Hasanet Ltd. (Afrigold Limited)	65%	Kigosi	1/2 PL 1796/01	2925/04	41.82
18	Martedo Investment	65%	Kigosi	2449/04	R-824	17.14
	Martedo Investment	65%	Kigosi	2449/04	Appl. 4835	17.1
19	Tanzam	100%	Kigosi	2191/03	2191/03	73.99
192	Tanzam	100%	Kigosi	1/2 PL 2191/03	PL 4278/07	73.41
20	Abby’s Mining Co	65%	Kigosi	1854/2001	1854/2001	33.93
	Abby’s Mining Co	65%	Kigosi	1/2 PL 1854/01	Appl. 4539	33
159	Tanzam (Abby’s Mining Co.)	65%	Kigosi	1/2 PL 1854/01	3178/05	86.38
21	Madaba Minerals Ltd.	70%	Lunguya	1887/02	1887/02	42.42
	Madaba Minerals Ltd.	70%	Lunguya	1/2 PL 1887/02	Appl. 4818
164	Tanzam (Madaba Minerals Ltd.)	70%	Lunguya	Relinquished 1/2 1887/02	3273/05	42.42
24	Tanzam (Charles Shumbi)	70%	Kigosi	1762/01	1762/01	8.64
204	Tanzam (Charles Shumbi)	70%	Kigosi	1762/01	4610/07	8.642
96	Tanzam (Charles Shumbi)	70%	Kigosi	1/2 PL 1762/01	2833/04	17.29
28	Northern Mining and Consultancy	60%	Lunguya	1766/01	1766/01	17.855
203	Northern Mining and Consultancy	60%	Lunguya	1/2 PL 1766/01	PL 4594/07	17.86
93	Lunguya Mining Company (Tanzam & Northern Mining and Consultancy)	60%	Lunguya	1/2 PL 1766/01	2828/04	35.71
29	Tanzam(Reapa Bus. Assoc. Inc.)	65%	Mbogwe	1942/02	HQ-G15039	77.15
	Tanzam(Reapa Bus. Assoc. Inc.)	65%	Mbogwe	1942/02	HQ-P15582
174	Tanzam (Reapa Bus. Assoc)	65%	Mbogwe	1/2 PL 1942/02	3495/05	77.15
30	Tanzam (Abby’s Mining Co.)	65%	Lunguya	2193/03	2193/03	40.57
191	Tancan (Abby’s Mining Co.)	65%	Lunguya	1/2 PL 2193/03	PL 4273/07	40.57
31	Tanzam (Abby’s Mining Co.)	65%	Mbogwe	2194/03	2194/03	69.73
190	Tancan (Abby’s Mining Co.)	65%	Mbogwe	1/2 PL 2194/03	4272/07	68.44
32	Tanzam (Abby’s Mining Co.)	65%	Mbogwe	2195/03	2195/03	82.29
189	Tancan (Abby’s Mining Co.)	65%	Mbogwe	1/2 PL 2195/03	PL 4274/07	78.87
33	JSN Limited	70%	Itetemia	1300/99	2374/03	6.57
34	Dalles & Shamwada	65%	Biharamulo	2510/04	HQ-G15020	102.9
	Dalles & Shamwada	65%	Biharamulo	2510/04	HQ-P15389
35	Germina Lukuvi	65%	Kanegele	1815/01	1815/01	9.254
	Germina Lukuvi	65%	Kanegele	1/2 PL 1815/01	Appl. 4321	9.48
36	Zahabu Investments	70%	Lunguya	2059/02	2059/02	17.12
183	Tanzam (Zahabu Investments)	70%	Lunguya	1/2 PL 2059/02	4074/06	17.14
37	Fenites Limited	70%	Lunguya	1307/99	2472/04	51.25
	Fenites Limited	70%	Lunguya	1307/99	Appl. 4921
38	Afrigold Limited	70%	Mbogwe	2455/04	Appl. 4834	143.4
	Afrigold Limited	70%	Mbogwe	1/2 PL 2455/04	Appl. 4833
42	JSN Limited	65%	Kanegele	2056/02	2056/02	11.37
184	Tanzam (JSN Limited)	65%	Kanegele	1/2 PL 2056/02	4075/06	11.77
43	Afrigold Limited	65%	Kanegele	2502/04	HQ-G15018	51.41
	Afrigold Limited	65%	Kanegele	1/2 PL 2502/04	HQ-P15349

Book #	Licence Holder/Partner	Tanzam%	Project Area	Old PL#	New PL#	Sq Km
45	Sigo Gems	65%	Kigosi	1853/2001	1853/2001	5.466
	Sigo Gems	65%	Kigosi	1/2 PL 1853/01	Appl. 4516	5.5
162	Tanzam (Sigo Gems)	65%	Kigosi	1/2 PL 1853/01	3181/05	11
50	Tamo Geo-Consult	80%	Ushirombo	1401/99	1401/99	38.09
81	Tanzam (Tamo Geo-Consult)	80%	Ushirombo	2466/04	R-845	74.60
	Tanzam (Tamo Geo-Consult)	80%	Ushirombo	1/2 PL 2466/04	Appl. 4913
180	Barrick (Tanzam) (Tamo Geo-Consult)	80%	Ushirombo	1/2 PL 1401/99	3073/05	36.60
53	Tangulf Express Ltd.	85%	Majimoto	2070/02	2070/02	25.41
182	Tanzam (Tangulf Express Ltd.)	85%	Majimoto	1/2 PL 2070/02	4073/06	25.41
54	RSR (T) Ltd.	90%	Mwadui	2513/04	HQ-G15021	8.381
	RSR (T) Ltd.	90%	Mwadui	1/2 PL 2513/04	HQ-P15476
55	RSR (T) Ltd.	85%	Kanegele	2514/04	HQ-G15022	59.42
	RSR (T) Ltd.	85%	Kanegele	1/2 PL 2514/04	HQ-P15475
56	Teddy & Co.	90%	Igunga	2541/04	HQ-G15040	58.23
	Teddy & Co.	90%	Igunga	1/2 PL 2541/04	HQ-P15568
57	Hasanet Limited	90%	Mwadui	2285/03	2285/03	51.44
196	Hasanet Limited	90%	Mwadui	1/2 PL 2285/03	4515/07	51.08
58	State Mining Co.	80%	Nzega	2576/04	HQ-G15099	103.8
	State Mining Co.	80%	Nzega	1/2 PL 2576/04	HQ-P16107
60	F. Mjasambu & Partners	90%	Mwadui	2701/04	HQ-G15183	28.44
	F. Mjasambu & Partners	90%	Mwadui	1/2 PL 2701/04	HQ-P16785
61	Tanzam	100%	Mwadui	2704/04	HQ-G15180	14.75
	Tanzam	100%	Mwadui	1/2 PL 2704/04	HQ-P16789
62	Tanzam	100%	Mwadui	2705/04	HQ-G15181	128.3
	Tanzam	100%	Mwadui	1/2 PL 2705/04	HQ-P16786
63	Tanzam	100%	Kabanga	PLR 2707/04	Appl. R-722	198.4
64	Tanzam	100%	Kabanga	2708/04	HQ-G15182	64.04
	Tanzam	100%	Kabanga	1/2 PL 2708/04	HQ-P16788
65	Abby’s Mining Co.	90%	Kanegele	2688/04	HQ-G15164	13.71
	Abby’s Mining Co.	90%	Kanegele	1/2 PL 2688/04	HQ-P16587
66	Tanzam	100%	Kabanga	PLR 2827/04	4586/07	146.2
67	Tanzam	100%	Kabanga	PLR 2831/04	R-741	113.7
68	Hydro-Geos Consulting	90%	Mwadui	PLR 2813/04	R-738	200
69	Tanzam	100%	Kabanga	PLR 2706/04		193.6
70	Assalaam Almasi	85%	Mwadui		2843/04	72.0
71	Givex Company Limited	90%	Kibara		2785/04	90.96
73	B. Nguka	85%	Kanagele		3098/05	57.42
74	Tanzam (Tamo Geo-Consult)	80%	Ushirombo	1/2 PL 1402/99	3102/05	21.81
75	F.Mbaga	85%	Kibara		2931/04	127.50
76	Tanzam	100%	Igunga		3112/05	26.26
77	Tanzam	100%	Mwadui		3113/05	22.70
78	Mdabwa/Yusufu	90%	Kibara		3146/05	103.0
150	RSR (Tanzania) Limited	85%	Mwadui	2462/04	Appl. 4918	51.43
151	F. Mbaga	85%	Nzega		2930/04	64.35
156	Tanzam	100%	Kabanga	PLR 2966/04	R-802	192.4
158	B. Nguka	85%	Mwadui		3172/05	99.70

Book #	Licence Holder/Partner	Tanzam%	Project Area	Old PL#	New PL#	Sq Km
160	Tanzam	100%	Mwadui		3179/05	107.10
163	Tanzam	100%	Kabanga	PLR 3272/05	HQ-G15150	2779.0
	Tanzam	100%	Kabanga	PLR 3272/05	HQ-P15710-HQ-P15722
168	Tanzam	100%	Kibara		3314/05	2.79
171	Trust Marck Investment Ltd.	90%	Manonga	2069/02	2069/02	31.38
181	Trust Marck Investment Ltd.	90%	Manonga	1/2 PL 2069/02	4072/06	30.59
198	Tanzam	100%	Kabanga		4571/07	188.8
199	Tanzam	100%	Kabanga		4572/07	120.2
200	Tanzam	100%	Kabanga		4573/07	193.6

As of the date hereof, Tancan holds interests in the following prospecting licenses:

Book #	License Holder	Tancan%	Project Area	Old PL#	New PL#	Sq Km
101	Itetemia Mining Co. Ltd.	90%	Itetemia	1450/00	Appl. 4914	9.287
166	Tancan (Itetemia Mining Co. Ltd.)	90%	Itetemia	1/2 PL 1450/00	3308/05	9.287
84	Itetemia Mining Co. Ltd.	90%	Itetemia	2523/04	HQ-G15024	18.57
	Itetemia Mining Co. Ltd.	90%	Itetemia	1/2 PL 2523/04	HQ-P15478
102	Tancan	100%	Luhala	1451/00	Appl. 4922	13.93
169	Tanzam (Tancan)	100%	Luhala	1/2 PL 1451/00	3315/05	13.93
83	Tancan		Luhala	2519/04	HQ-G15023	27.865
	Tancan		Luhala	1/2 PL 2519/04	HQ-P15477
104	Tancan	100%	Itetemia	2038/02	2038/02	8.574
194	Tancan	100%	Itetemia	1/2 PL 2038/02	4517/07	8.573
106	Tancan	100%	Itetemia	1612/00	HQ-P16413	2.91
85	Tancan	100%	Itetemia	2578/04	HQ-G15061	5.82
108	Widescope Promotion	100%	Luhala	1559/00	HQ-P15927	6.0
109	Widescope Promotion	100%	Luhala	1560/00	HQ-P15928	10.29
110	Tancan	100%	Luhala	1/2 PL 2297/03	4575/07	1.895
	Tancan	100%	Luhala	1/2 PL 2297/03	HQ-P15138
113	Dia Consult Ltd.	100%	Tulawaka	2473/04	R-846	54.01
	Dia Consult Ltd.	100%	Tulawaka	1/2 PL 2473/04	Appl. 4919
98	Dia Consult Ltd.	100%	Tulawaka	1/2 PL 427/96	2803/04	55.76
124	Charles Shumbi	90%	Kanagele	1375/99	4552/07	5.26
92	Tancan (Charles Shumbi)	90%	Kanagele	2699/04	HQ-G15184	5.415
	Tancan (Charles Shumbi)	90%	Kanagele	1/2 PL 2699/04	HQ-P16787
99	Tancan (Charles Shumbi)	90%	Kanagele	Relinquished 1/2 (1st renewal)	2883/04	10.5
125	Mega Deposit Explorers	90%	Kigosi	PLR 2019/02	PL 3507/05	180.0
72	Tancan (Mega Deposit Explorers)	90%	Kigosi	3070/05	Appl. 4790	315.2
	Tancan (Mega Deposit Explorers)	90%	Kigosi	1/21 PL 3070/05	Appl. 4791
130	Dismas Calist	90%	Shinyanga	2217/03	2217/03	62.3
131	Makweba/Kusundwa	90%	Tulawaka	2295/03	2295/03	17.47
132	Eb-Hance Co.	90%	Kibara	2308/03	2308/03	26.83
206	Eb-Hance Co.	90%	Kibara	1/2 PL 2308/03	4606/07	28.52
133	Mussah Mussah	90%	Nyanzaga North	2279/03	2279/03	18.18

Book #	License Holder	Tancan%	Project Area	Old PL#	New PL#	Sq Km
	Mussah Mussah	90%	Nyanzaga North	1/2 PL 2279/03	4540/07	16.81
134	Hasanet Ltd.	90%	Manonga	2272/03	2272/03	27.41
197	Hasanet Ltd.	90%	Manonga	1/2 PL 2272/03	4542/07	27.41
135	Trust Marck Investments	90%	Manonga	2007/02	2007/02	5.235
179	Tancan (Trust Marck Investments)	90%	Manonga	1/2 PL 2007/02	PL 3819/05	5.402
136	Mbonimpa, J&F	90%	Manonga	2461/04	R-849	116.5
	Mbonimpa, J&F	90%	Manonga	1/2 PL 2461/04	Appl. 4920
137	Bey & Daniel	90%	Manonga	1817/01	1817/01	9.593
	Bey & Daniel	90%	Manonga	1/2 PL 1817/01	Appl. 4332	9.49
154	Tancan (Bey & Daniel)	90%	Manonga	1/2 PL 1817/01	2969/04	18.95
138	Hasanet	90%	Manonga	2487/04	HQ-G15006	24.84
	Hasanet	90%	Manonga	1/2 PL 2487/04	HQ-P15040
139	Dismast Calist	90%	Igunga	2458/04	R-847	152.4
	Dismast Calist	90%	Igunga	1/2 PL 2458/04	Appl. 4917
140	Tancan	100%	Manonga	2655/04	HQ-G15128	75.65
	Tancan	100%	Manonga	1/2 PL 2655/04	HQ-P16464
142	Tancan	100%	Manonga	2657/04	HQ-G15130	120.3
	Tancan	100%	Manonga	1/2 PL 2657/04	HQ-P16463
143	Tancan	100%	Manonga	2658/04	HQ-G15132	100.3
	Tancan	100%	Manonga	2658/04	HQ-P16462
144	Tancan	100%	Manonga	2667/04	HQ-G15133	7.7
145	Tancan	100%	Igunga	2668/04	HQ-G15129	30.25
	Tancan	100%	Igunga	1/2 PL 2668/04	HQ-P16461
146	Tancan	100%	Manonga	2669/04	HQ-G15131	91.58
	Tancan	100%	Manonga	1/2 PL 2669/04	HQ-P16465
147	Tancan	100%	Igunga	PLR 2670/04	Appl. R-707	110.6
205	Tancan	100%	Igunga	1/2 PLR 2670/04	4605/07	108.8

The total land area currently held under license is approximately 10,000 km2.

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

Tanzam has granted to BEAL an option to acquire all of the right, title and interest held by Tanzam in prospecting license PL 2374/03.

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

The Kigosi Project was the primary focus of the Company’s exploration activities during the 2007 reporting year. After repurchasing its rights to Kigosi from AngloGold Ashanti in September 2006, the Company conducted a detailed assessment of the exploration database received from AngloGold Ashanti which was accumulated over roughly a three year period.  Follow-up exploration began at Kigosi in November 2006 with the implementation of selected IP traverses over artisanal workings in two highly prospective areas, Luhwaika and Igunda.  Drilling commenced later in the same month. A few holes were lost after encountering artisanal mine workings which are common throughout the region. In addition, mechanical difficulties with the drill rig slowed progress as did heavy rain which denied access to the Igunda prospect.

Assay results from the first six RC holes confirmed the Company’s initial expectations for the Kigosi property. Drilling within the Luhwaika Main Reef indicated that the reef dipped gently towards the southwest with a true thickness of 1-2 metres. The mineralization is hosted within a sheared, highly silicified and sericitized granite, with gold values ranging from 1.11 to 6.13 g/t.  The Luhwaika West Reef, located approximately 200 metres to the southwest of the Luhwaika Main Reef, returned gold values ranging from 3.51 to 11.63 g/t across a true thickness of 2-3 metres.

Drilling at Kigosi resumed the second week of March 2007, and despite several delays because of mechanical problems with the drill rig, the program has been proceeding almost continuously since that time.  The program’s objective was to test the strike continuity of the Luhwaika reef system which had never been drilled before. It also provided the Company with an opportunity to evaluate surrounding gold-in-soil and geophysical anomalies.  On July 13, 2007 a daily record of 261 metres was reported by drill crews, the majority of whom are indigenous Tanzanians.

Results from the Phase 2 RC drilling program at Kigosi were released in early June and confirmed the presence of two previously interpreted vein systems along with high grade gold values.  The program consisted of 109 holes aggregating 4,057 metres and focused on an area immediately adjacent to artisanal workings within the Luhwaika prospect area.  Drilling within the Luhwaika Main Reef indicates a dip of -22 degrees towards the southwest and a true thickness of 1-2 metres. Mineralization is hosted by a sheared, highly silicified and sericitized granite with gold values ranging up to 23.0 g/t (0.67 oz/t).  The Luhwaika West Reef, which sub-outcrops approximately 200 metres to the southwest of the Luhwaika Main Reef, is essentially a mineralized quartz vein, dipping 30 degrees to the southwest with a true thickness of 2-3 metres and with gold values ranging up to 11.63 g/t (0.34 oz/t).

Subsequent to year-end, the Company announced results from a Phase 3 drill program at Kigosi which confirmed the presence of several high grade gold shoots within two previously established shear zones. Among the higher grade gold intercepts reported was 2.0 metres grading 34.25 g/t; 2.0 metres at 7.25 g/t; 2.0 metres averaging 6.65 g/t (0.2 oz/ton); 1.0 metre averaging 13.15 g/t; and 1.0 metre grading 7.31 g/t.  The objective of the Phase 3 program was to test the strike continuity of the Luhwaika reef system to the southeast, infill drill the mineralization previously identified towards the northwest, and establish the controls and trends for gold mineralization that extends along a strike length of 900 metres.

A total of 126 holes aggregating 5,362 metres were completed. The two shear zones hosting the high grade shoots were traced along a strike length of 1.2 kilometres. Both shear zones remain open towards the northwest where an Induced Polarization (IP) survey indicates they could extend for at least 4.0 kilometres along strike.

The Company has incurred total net costs (after any recoveries) of $4,061,498 on the Kigosi Project to August 31, 2007.

Kanagele Project

Limited exploration work was carried out on the Kanagele Project during the year ended August 31, 2007.

The Company has incurred total net costs (after any recoveries) of $1,140,999 on the Kanagele Property to August 31, 2007.

Ushirombo Project Area

During fiscal 2007, the Company re-evaluated work previously conducted by BEAL on its remaining Ushirombo licences.   In-house gradient IP surveys across known soil anomalies and artisinal workings were carried out.  Some 31,500 metres of IP lines were surveyed.  In addition, in-fill soil sampling was carried out.   The Company has incurred total net costs (after any recoveries) of $123,333  which has been written off, on the Ushirombo Property to August 31, 2007.

Diamond Analytical Results

Analytical results were received from eight 50 kilogram kimberlite samples that were sent in for micro-diamond analysis in the latter part of 2006. These samples were collected from RC drilling over eight separate kimberlites that were discovered on two of the Company's diamond licenses. Receipt of the analytical results took much longer than expected because of the heavy backlog of work in diamond laboratories worldwide.

Two of the eight sample composites returned very low quantity (one from each sample) micro diamonds while the remaining six were non-diamondiferous. These results indicate that none of these pipes will be of economic interest and no further work will be conducted on them. Nonetheless, the Company intends to evaluate other licenses in its portfolio that are prospective for diamonds.

THE LAKE VICTORIA GOLDFIELDS PROPERTIES ARE WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Kabanga/Kagera Nickel Belt

Three years ago, management recognized that base metal prices - especially nickel - were destined to move substantially higher based on demand from China which has been industrializing at a pace that is arguably without historical precedent.

With this positive demand outlook as an economic driver, the Company applied for open ground within the Kabanga Nickel Belt that was considered to be favorable for hosting magnetic anomalies or differences in the earth’s magnetic field. These magnetic anomalies are often associated with economic mineral deposits, one of which has been discovered in the belt to date.

The Kabanga Nickel Belt hosts the Kabanga nickel deposit (Barrick Gold/Xstrata plc) which is presently in the feasibility stage and was discovered by the United Nations Development Program (UNDP) during the 1970s.  The actual discovery was made following a comprehensive geochemical and geophysical program that identified a chain of coincident airborne magnetic and geochemical anomalies within a 20-30 kilometres wide northeasterly trending belt that extends for over 200 kilometres.

The prospecting licenses acquired by the Company cover an area of approximately 4,434 square kilometres within the Kibara Fold Belt of northwestern Tanzania. One of the prospecting licenses is located within a zone of two parallel magnetic highs that extends down to the Kabanga Nickel deposit, while another license hosts a 50 kilometres long magnetic anomaly whose geophysical signature is of similar intensity to the Kabanga nickel deposit.  Moderate nickel-in-soil anomalies are evident on some of the licenses as well.

Early in the reporting year following a detailed examination of historical data from the prospecting licenses, the Company began prioritizing exploration targets on its holdings in the Kabanga Nickel Belt. However, before the Company initiated exploration work on its holdings, a Chinese corporate entity and a number of international mineral explorers expressed interest in joint venturing the prospecting licenses. Several parties have been evaluating technical data from the properties with a view to formalizing an agreement that would see staged exploration work conducted on prospective areas within our core nickel holdings.

THE KABANGA/KAGERA NICKEL BELT PROPERTIES ARE WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

The Company has deferred total net costs of $22,459,627 on all properties to August 31, 2007.

Biogeochemistry

A key component in the Company’s optimization of its exploration process is the deployment of biogeochemistry (“BGC”) techniques in its field programs.  One of the major problems confronting mineral explorers in the Lake Victoria Greenstone Belt - and for that matter in most other greenstone belts in the world - is the presence of deep overburden which frequently masks the existence of favorable host rocks for gold, diamonds and other mineral commodities.

Biogeochemical protocols have been developed relating to the selection and analysis of sample materials and specially-trained crews have been put into the field to gather samples for analysis. In addition, a biogeochemistry laboratory has been established in Mwanza for the preparation of sample materials which are then sent to independent laboratories.  The BGC program has now been completed and follow-up programs in the form of soil sampling and auguring are presently underway.

Item 5.

Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended August 31, 2007, 2006, and 2005, and should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

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

A.

Operating Results

The following discussion and analysis of the financial condition and operating results of the Company for the three years ended August 31, 2007, 2006 and 2005 should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with Canadian GAAP.  The discussion and analysis set for the below covers the results measured under Canadian GAAP.  Material differences between the application of Canadian GAAP and U.S. GAAP to the Company’s audited financial statements exist as described in Note 11 to the Consolidated Financial Statements.

Fiscal year ended August 31, 2007 compared to fiscal year ended August 31, 2006

The loss before income tax in 2007 was $3,921,000 a $406,000 decrease from last year’s loss before income taxes of $4,327,000. The major reason for the decreased loss before income taxes in 2007 was due to decreases of write off of mineral properties and deferred exploration costs of $425,000, professional fees of $106,000, transfer agent and listing fees of $76,000, partially offset by an increase in stock-based compensation expense of $103,000, and directors’ fees of $199,000.

During the year, the fee payable to the Company’s auditors increased by $130,000 due to new internal control audit requirements.  This was offset by a decrease in legal fees of $212,000.  The decreased legal fees were a result of no associated costs relating to the issuance of Restricted Stock Units (“RSUs”) and no legal proceedings in current year.  The 2007 foreign exchange loss of $125,000 is consistent with that of 2006.  Net interest earned was $20,000 for the year ended August 31, 2007, a decrease of $2,000 from 2006.  Transfer agent and listing fees decreased from $205,000 in 2006 to $129,000 in 2007 due to fewer private placements during 2007.  In 2007, the directors fees increased by $199,000 from $180,000 to $379,000 due to issuance of new RSUs and a 25% increase for directors fees.

For the years ended August 31, 2007 and 2006, the Company did not record any income tax expense or recovery.

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

Foreign Exchange

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts and other receivables, accounts payable, and accrued liabilities and obligations under the capital lease, of which some are held in different currencies.  The Company does not engage in any hedging activities relating to these foreign denominated assets and liabilities.

B.

Liquidity and Capital Resources

The Company had $1,602,000 in cash at August 31, 2007, compared to $3,175,000 as at August 31, 2006.  The Company had working capital of $1,546,000 at August 31, 2007, compared to $2,838,000 at August 31, 2006.  Although the Company believes it has enough resources through working capital and share subscription agreements to finance operations for its 2008 fiscal year, ultimately the Company will need to obtain additional financing to sustain operations at the present rate of activity.  Historically, the Company has raised funds through equity financing, entering into joint venture or royalty agreements with other mining companies, and the exercise of options and warrants to fund its operations.  The Company’s funding requirements by major expenditure category, listed in order of priority are:

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

On February 8, 2005, the Company completed the twenty-fourth (24) tranche of a twenty-four (24) tranche private placement pursuant to a Subscription Agreement dated March 5, 2003 made between the Company and James E. Sinclair, Chairman and Chief Executive Officer of the Company for the purchase of 2,137,629 common shares for $2,950,000.

On June 20, 2005 the Company completed a $1,000,000 private placement pursuant to a separate Subscription Agreement between the Company and James E. Sinclair, Chairman and C.E.O. for 819,000 common shares at a price of $1.221 per share.

On September 30, 2005 the Company completed a $950,000 private placement pursuant to a separate Subscription Agreement with James E. Sinclair, the Company’s Chairman and C.E.O. for the purchase of  442,478 common shares at a price of $2.147 per share.

On February 23, 2006 the Company completed a US$1.25 million private placement pursuant to a separate Subscription Agreement between the Company and James E. Sinclair, Chairman and C.E.O. for 183,440 common shares at a price of C$7.844 per share.

On March 8, 2006 the Company completed a US$1.25 million private placement pursuant to a Subscription Agreement between the Company and Guild Investment Management, Inc. for 215,820 common shares at a price of C$6.667 per share.

On May 12, 2006 the Company completed a $1,000,000 private placement pursuant to a separate Subscription Agreement between the Company and James E. Sinclair, Chairman and C.E.O. for 107,124 common shares at a price of $9.335 per share.

On August 8, 2006 the Company entered into private placement subscription agreement with James E. Sinclair,  the Company’s Chairman and C.E.O. for the purchase of an aggregate of $3,000,000 worth of common shares of the Company in eight separate quarterly tranches of $375,000 each.  The initial quarterly period commenced February 1, 2007.  As at November 13, 2007 the Company has completed three (3) of the eight (8) tranche private placement:

(a)

May 28, 2007 – 66,254 common shares at a price at a price of $5.66 per share;

(b)

August 14, 2007 – 63,345 common shares at a price of $5.267 per share;

(c)

November 13, 2007 – 63,993 common shares at a price of$5.86 per share.

On February 13, 2007, the Company completed the eighth (8) tranche of an eight (8) tranche private placement pursuant to a Subscription Agreement dated January 13, 2005 made between the Company and  James E. Sinclair, the Company’s Chairman and C.E.O. for the purchase of 976,353 common shares for $3,000,000.

On October 26, 2007 the Company completed a private placement pursuant to a subscription agreement dated October 11, 2007 with James E. Sinclair, the Company’s Chairman and C.E.O. for the purchase of 347,222 common shares at a price of $5.76 per share.

Mineral Property Projects:

As at August 31, 2007 amounts capitalized in respect of mineral properties were $22,459,627 an increase from August 31, 2006 when the balance was $20,593,948, and an increase from August 31, 2005 when the balance was $19,739,275.

During the fiscal year ended August 31, 2007, the Company capitalized mineral property exploration costs of $3,130,712 (net of option payments received of $411,333 on its mineral resource properties.  The Company wrote off  $1,265,033 in exploration expenditures on areas abandoned in the year ended August 31, 2007.

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

F.

Tabular Disclosure of Contractual Obligations

The following table sets out the Company’s known contractual obligations as of the latest fiscal year end:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	2-3 years	4 years	More than 5 years
Capital Lease	US$127,866(1)	US$44,829	US$83,037	Nil	Nil

(1)

Includes finance charges

Item 6.

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following is a list of the Company’s current directors and officers.  The directors named below were all re-elected by the Company’s shareholders on February 26, 2007.

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
Regina Kuo-Lee Toronto,Ontario Chief Financial Officer

Chief Financial Officer of the Company since September 2006; Chief Financial Officer and Vice President of Finance of Trimin Capital Corp. from 2004 to January 2006;  Controller of Tektronix Canada Inc. 2003 to 2004; Controller of Evertz Microsystems Inc. 2000 to 2002.

Not a Director

Name, Municipality of Residence and Position With the Company	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since
Jonathan G. Deane Mwanza, Tanzania Director, President	President of the Company since 2004; Exploration Manager of the Company since 1996	September 1, 2006
Marek J. Kreczmer West Vancouver, British Columbia Director	President, CEO and Director of NWT Uranium Corp.	July 24, 1991
Ulrich E. Rath Toronto, Ontario Director	President and CEO and Director of Chariot Resources Ltd.	October 7, 2003
Anton Esterhuizen Johannesburg, South Africa Director	Managing Director, Pangea Exploration (Pty)	January, 2001
William Harvey Sharon, Connecticut Director	Psychologist	April 30, 2002
Rosalind Morrow Toronto, Ontario Director	Lawyer; Partner, Borden Ladner Gervais LLP	October 20, 2003
Dr. Norman Betts Storeytown, New Brunswick Director	Associate Professor, Faculty of Business Administration, University of New Brunswick and a Chartered Accountant	January 4, 2005
Florian Ngunangwa Dar es Salaam, Tanzanian Vice President East Africa	Vice President East Africa of the Company	Not a Director
Joseph Kahama Dar es Salaam, Tanzania Senior Vice President	President, Tanzania American International Development Corporation 2000 Limited	Not a Director
Helen Hansen Corporate Secretary	Office Manager of the Company	Not a Director

Directors and Senior Management

James E. Sinclair

Chairman, Chief Executive Officer and Director

Mr. Sinclair became Chairman and CEO of the Company following the Company’s acquisition in April, 2002 of Tanzam, a Tanzanian gold exploration company formerly controlled by the Sinclair family.  Mr. Sinclair, aged 66, devotes his full time to the business and affairs of the Company.

Mr. Sinclair is a precious metals specialist and a commodities and foreign currency trader.  His past experience includes that of founder of the Sinclair Group of Companies (1977), which offered full brokerage services in stocks, bonds, and other investment vehicles.  The companies, which operated branches in New York, Kansas City, Toronto, Chicago, London and Geneva, were sold in 1983.  Mr. Sinclair served as a Precious Metal Advisor to Hunt Oil and the Hunt family from 1981 to 1984 for the liquidation of their silver position. Mr. Sinclair was a general partner and member of the executive committee of two New York Stock Exchange firms and also President of Sinclair Global Clearing Corporation (Commodity clearing firm) and Global Arbitrage (derivative dealer in metals and currencies).  Mr. Sinclair was President of James Sinclair Financial Research SARL in Luxembourg. Mr. Sinclair held the position of Chairman of Sutton Resources from 1989 to 1995.

Mr. Sinclair is the author of numerous magazine articles and three books, which deal with a variety of investment subjects, including precious metals, trading strategies and geopolitical events and their relationship to world economics and the markets.

Victoria Luis, M.B.A., CSCPA and AICPA Member

Corporate Accountant and Director

Mrs. Luis focuses her energies and experience on strategic planning and other corporate issues.  Prior to her association with the Company, she was a board member of Tanzam in addition to being its Chief Financial Officer, a position she also held with an associated company, Sinclair Financial.  Before joining Tanzam, Mrs. Luis held various management positions with General Electric Capital Corporation where she was part of a team that facilitated the amalgamation of companies acquired by GE.  She earned her Masters of Business Administration with a specialization in Accounting in 1998 and her Bachelors of Science in Finance in 1990.  Ms. Luis, aged 38, devotes her full time to the business and affairs of the Company.

Regina Kuo-Lee, C.A.

Chief Financial Officer

Ms. Kuo-Lee was appointed Chief Financial Officer effective September 1, 2006.   Ms. Kuo Lee, a Chartered Accountant, has more than 16 years experience in the accounting field, more recently as CFO and Vice President of Finance for Trimin Capital Corp., a management company with large equity interests in operating businesses.   She also has several years experience as a Controller in the technology sector and worked as an internal auditor in the brokerage industry after four years with Deloitte & Touche, Chartered Accountants in Toronto. Ms. Kuo-Lee, aged 41, devotes her full time to the business and affairs of the Company.

Jonathan G. Deane, M.Sc. (Geol.), B.Sc. (Honors)

Director and President

Mr. Jonathan G. Deane was appointed to the Board of Directors effective September 1, 2006.  Mr. Deane retains his position as President of the Company, including responsibility for all its exploration activities in Tanzania.  Prior to his association with the Company, he held various positions with Gold Fields Namibia, including Senior Exploration Geologist, from 1988 to 1994 and Senior Mine Geologist with Otjihase Copper Mine, Central Namibia from April, 1994 to July, 1996.  Mr. Deane, aged 46, devotes his full time to the business and affairs of the Company.

Marek J. Kreczmer, M.Sc. (Geol.), B.Sc. (Geol.)

Director

Mr. Kreczmer is President and CEO of NWT Uranium Corp. a Canadian company exploring for uranium in Canada and Niger and precious metals in Mexico.    He is a director of Hana Mining Inc., a Canadian company exploring for minerals in Botswana. Mr. Kreczmer is also a Director of Soho Resources Corp., a Canadian company developing a gold deposit in Mexico.  Mr. Kreczmer was the President of the Company since its inception in 1991until December 31, 2003.  He established the Company's operating subsidiary in Tanzania,

Tancan Mining Company Limited (“Tancan”).  Mr. Kreczmer has initiated, formed and operated several exploration joint ventures with senior gold companies.  He is responsible for representing the Company's interests in various management and technical committees required to operate these joint ventures, and is currently the Chairman of the Technical Committee of the Company.

            Mr. Kreczmer has an extensive background in the mineral exploration business.  He was a project geologist for two leading Canadian explorers, Cameco and Granges Exploration.  The exploration focus for these companies included base metals, uranium and gold.  His responsibilities included all aspects of administering the exploration budget, on-site field management, and the set-up and establishment of an exploration team to deal with specific project objectives.  Mr. Kreczmer, aged 56, devotes approximately 10% of his time to the business and affairs of the Company.

Ulrich E. Rath

Director

Mr. Rath has a wide range of experience in the mining industry, and has specific experience in South Africa and Peru.  Currently Mr. Ulrich Rath is the President and CEO and Director of Chariot Resources Ltd., a junior resource company focused on the exploration, acquisition and development of copper and precious metal mineral deposits in the Andes region of Latin America.  As the former President, CEO and Director of Chimera Gold Corp. (previously known as EAGC Ventures). Ulrich Rath was responsible for facilitating the $US67 million acquisition of gold operations in the East Rand region of South Africa that now produce more than 200,000 ounces gold per annum. Subsequently, the Board of Chimera agreed to a 1:1 merger with Bema Gold Corp.  He was  formerly CEO and director of Compania Minera Milpo a medium sized Peruvian zinc mining company.   Mr. Rath was also formerly Vice-President, Corporate Development, for Rio Algom Ltd. from December 1992 to October 1998.  Rio Algom Ltd. was a U.S. reporting issuer, whose common shares were listed on the American Stock Exchange.  Mr. Rath, aged 61, devotes approximately 10% of his time to the business and affairs of the Company.

Anton Esterhuizen

Director

Mr. Esterhuizen is an experienced geologist working extensively in Africa. Among his career highlights, he is credited with the discovery and evaluation of the Xstrata Group's world-class, high-grade Rhovan vanadium deposit in South Africa, the re-evaluation of the sizeable Burnstone gold deposit, also in South Africa, and a number of Tanzanian gold deposits, including the Tulawaka deposit, which attracted major players into Tanzania. He is responsible for the discovery of a number of titanium-zirconium mineral sand deposits including the world class Corridor Sands deposit in Mozambique and the Kwale deposit in Kenya. At present, Mr. Esterhuizen is Managing Director of Pangea Exploration (Pty) Limited in Johannesburg and a director of Northwestern Mineral Ventures Inc. Mr. Esterhuizen is a fellow of the Geological Society of South Africa and the first recipient of the Des Pretorius Memorial Award for outstanding work in economic geology in Africa. He also received the Dreyer Award from the Society for Mining Metallurgy and Exploration Inc. for outstanding achievements in applied economic geology.  Mr. Esterhuizen, aged 56 devotes approximately 5% of his time to the business and affairs of the Company.

Dr. William Harvey, B.A., Ph.D.

Director

Dr. Harvey is a Clinical Psychologist, who for over thirty years has served as a consultant and technical expert on matters relating to substance abuse prevention and mental health promotion to a wide variety of private and governmental programs and agencies in the United States. These include the National Institute of Drug Abuse, the National Institute of Alcoholism and Alcohol Abuse, the Office of Juvenile Justice & Delinquency Prevention, and the National Mental Health Association. Formerly, an Adjunct Professor in the Department of Sociology at Washington University, his current academic affiliation is that of Senior Research Scientist at the

Missouri Institute of Mental Health. He continues to be involved in the formulation of new programs and policies aimed at the betterment of society. The Sinclair family has already made a significant donation to a private trust, The Tanzanian Relief Fund, which in turn has funded the hospital at Bulyanhulu.  Dr. Harvey will expand the role which the Company has at the local level to ensure that stakeholder interests are addressed.  Dr. Harvey, aged 74, devotes approximately 10% of his time to the business and affairs of the Company.

Rosalind Morrow, B.A., B.Ed., LL.B.

Director

Ms. Morrow specializes in corporate and securities law with a particular emphasis on financings, including government and structured finance, corporate governance and mergers and acquisitions. She has advised Canadian and international corporations in a number of major projects in the financial, communications and resource sectors. Ms. Morrow devotes approximately 10% of her time to the business and affairs of the Company.

Dr. Norman Betts, Ph.D.

Director

Dr. Betts is an associate professor, Faculty of Business Administration, University of New Brunswick (UNB) and a Chartered Accountant Fellow (FCA). Dr. Betts serves as a Chair of the board of directors Starfield Resources Inc. and as a director and member of the audit committees of Tembec Inc, New Brunswick Power Corporation, Export Development Canada, Adex Mining Inc and Rtica Corporation and as a director and officer of Chairman Capital Corporation, a capital pool corporation.  He is a co-chair of the board of trustees of the UNB Pension Plan for Academic Employees and is a director of the Nature Conservancy for the Atlantic region. He is a former Finance Minister and Minister of Business New Brunswick with the Province of New Brunswick. He was awarded a PhD in Management from the School of Business at Queen’s University in 1992.  Dr. Betts devotes approximately 10% of his time to the business and affairs of the Company.

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

B.

Compensation

The Company has three (3)  executive officers, namely James E. Sinclair, Chief Executive Officer of the Company, Regina Kuo-Lee, Chief Financial Officer of the Company, and Jonathan G. Deane, President of the Company.

The following table sets forth particulars concerning the compensation since their appointments of the executive officers, as defined in Form 51-102F6 prescribed by the “Regulations” under the Securities Act of the Province of Alberta, for the Company’s last three fiscal years ended August 31, 2007:

Name and Principal Position (a)	Fiscal Year (b)	Annual Compensation			Long Term Compensation			All Other Compen- sation ($) (i)
		Salary ($) (c)	Bonus ($) (d)	Other Annual Compen- sation ($) (e)	Awards	Shares or Units Subject to Resale Restrictions (g)	Payouts
					Securities under Options (RSUs) /SARs Granted (#) (f)		LTIP Payouts (h)
James E. Sinclair, Chief Executive Officer	2007 2006 2005	Nil Nil $36,861	Nil Nil Nil	Nil $6,250 $10,000	N/A N/A Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Regina Kuo-Lee, Chief Financial Officer	2007 2006 2005	$90,000 $9,800 N/A	$7,500 Nil N/A	Nil Nil N/A	4,480 Nil N/A	Nil Nil N/A	$4,500 N/A N/A	Nil N/A N/A
Jonathan G. Deane, President	2007 2006 2005	$115,113 $118,071 $125,973	$6,304 $4,658 Nil	$4,700 $5,450 $6,000	11,201 6,964 Nil	Nil Nil Nil	$5,748 $5,907 $6,299	Nil Nil Nil

The Company has not set aside or accrued any funds for pension, retirement or similar benefits.

Long Term Incentive Plan Awards to Named Executive Officers

The Company has made long-term incentive plan awards during the fiscal year ended August 31, 2007, to executive officers of the Company. See “Restricted Stock Unit Plan” and “Employee Share Ownership Plan”.

Options (including Restricted Stock Units (“RSUs”)) and SAR’s Exercised by Named Executive Officers

The following options were exercised during the fiscal year ended August 31, 2007 by the named executive officers:

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options (RSUs) /SARs at August 31, 2007 (#) Exercisable/ Unexercisable (d)	Value of Unexercised in-the-Money Options (RSUs) /SARs at August 31, 2007 ($) Exercisable/ Unexercisable (e)
James E. Sinclair, CEO	Nil	N/A	N/A	N/A
Regina Kuo-Lee, Chief Financial Officer	N/A	N/A	4,480	$24,998
Jonathan Deane, President	N/A	N/A	18,165	$112,531

Directors’ Fees, Restricted Stock Unit Plan, Stock Option Plan and Employee Share Ownership Plan

The Restricted Stock Unit Plan (the “RSU Plan”) was approved by the shareholders at the Annual Meeting held February 27, 2006.  The Board of Directors has implemented the RSU Plan under which employees and outside directors are compensated for their services to the Company.  Annual compensation for outside directors is $62,500  per year, plus $6,250 per year for serving on Committees, plus $3,125 per year for serving as Chair of a Committee.  At the election of each individual director, up to one- third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as Restricted Stock Units (“RSUs”) in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.

At the election of each Director, Directors’ fees of $102,473 were paid to directors during the fiscal year ended August 31, 2007.  Under the RSU Plan, outside directors were granted 63,545 RSUs during the fiscal year ended August 31, 2007.

In addition to these arrangements, directors are also compensated by the Company for their services in their capacity as directors under a Stock Option Plan (the “Plan”).  The Plan is administered by the Company’s Board of Directors and options are granted at their discretion.  The number of shares reserved and available for issue under the Plan shall not exceed 8,144,132 or such greater number of shares as may be determined by the Board and approval, if required, by the shareholders of the Company and by any relevant stock exchange or other regulatory authority.  Options must expire no later than five years from the date such options are granted.  As of April 3, 2003, the Board resolved that the Company will not grant any further options under the Plan and that upon exercise or expiration of all stock options currently outstanding, the Plan be terminated.  The last of the remaining stock options outstanding under the Plan were exercised and the Plan has terminated.

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

Employee Share Ownership Plan

By an agreement dated May 1, 2003, the Company appointed Olympia Trust Company of Calgary, Alberta, as trustee (the “Trustee”) to manage and administer an employee share ownership plan (“ESOP”).  Under the ESOP, eligible employees, directors, and consultants can elect to contribute up to 30% of their salary or compensation on a monthly basis for investment by the Trustee in shares of the Company.  The Company will contribute funds equal to 100% of the employee’s contribution up to an amount equal to 5% or less of the employee’s salary.  The Company will contribute funds equal to 50% of the employee’s contribution for the next 6% to 30% inclusive of the employee’s salary.  All share purchases will be at market prices at the time of purchase, through the facilities of the Toronto Stock Exchange using registered representatives.  During fiscal 2007, eleven participants, together with Company contributions, have purchased 20,480 common shares under the ESOP.  The average monthly participant contributions are $5,373 and the Company’s matching contribution is $5,318 per month.

Employment Agreements

There are currently no service or employment contracts with directors or officers of the Company, except for the employment contract dated June 8, 2004 with Jonathan Deane, which provides for a remuneration of US$375 per day, on an after tax basis, and payable monthly, plus employee benefits including accommodation and board in Mwanza at the Company’s staff house.

C.

Board Practices

The directors of the Company serve a one year term and are elected at the Annual General Meeting of shareholders.  At the last Annual General Meeting, held on February 26, 2007, the shareholders elected James E. Sinclair, Marek J. Kreczmer, Victoria Luis, Anton Esterhuizen, William Harvey, Rosalind Morrow, Norman Betts, Ulrich E. Rath and Jonathan Deane as directors.  The officers of the Company are elected by the Board serve at the pleasure of the Board.

The Company has an audit committee  (the  “Audit Committee”) consisting of Ulrich E. Rath, William Harvey and Dr. Norman Betts.  The roles and responsibilities of the audit committee have been specifically defined as described below under Audit Committee Information, and include responsibilities for overseeing management reporting on internal control.  The audit and compensation committee has direct communication channels with the external auditors.

The Company also has a compensation committee (the “Compensation Committee”) comprised of Ulrich E. Rath, William Harvey and Dr. Norman Betts.  The Compensation Committee periodically reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and Africa, level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

The Company also has a nominating committee (the “Nominating Committee”) comprised of Ulrich E. Rath, William Harvey and Dr. Norman Betts.  The Nominating Committee considers the size of the Board each year when it considers the number of directors to recommend to shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.  When a vacancy on the Board arises, the independent directors of the Nominating

Committee will be encouraged to bring forward any potential nominees that have the necessary skills and knowledge to serve on the Corporation’s Board.

The Company has a Technical Committee comprised of Marek J. Kreczmer (Chairman), Ulrich E. Rath, Anton Esterhuizen, and Jonathan Deane.  The Technical Committee reviews the definitive exploration policy for the Company and reports directly to the Board of Directors.

AUDIT COMMITTEE INFORMATION

Under Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”) reporting issuers in those jurisdictions which have adopted MI 52-110 are required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor.  The Company is a reporting issuer in Alberta, B.C. and Ontario.  MI 52-110 has not been adopted in B.C., but it has been adopted in Alberta and Ontario.  Accordingly, the Company provides the following disclosure with respect to its Audit Committee:

1.  The Audit Committee’s Charter

1.0

Purpose of the Committee

1.1

The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Corporation's financial statements and other relevant public disclosures, the Corporation's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal audit function and the external auditors.

2.0

Compensation

2.1

The adequacy and form of director and officer compensation is reviewed on an annual basis by the Board.  The Audit Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff.  The Audit Committee meet to discuss salary and bonus incentive matters as required.

3.0

Members of the Audit Committee

3.1

All of the members of the Audit Committee must be "financially literate" as defined under MI 52-110, Audit Committees, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of the accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

3.2

The Audit Committee shall consist of no less than three Directors.

3.3

All of the members of the Audit Committee shall be "independent" as defined under MI 52-110.

4.0

Relationship with External Auditors

4.1

The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

4.2

The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

4.3

The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

4.4

The Audit Committee will have direct communications access at all times with the external auditors.

4.5

The Audit Committee will ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

4.6

The Audit Committee will recommend to the Board of Directors policies for the Corporation’s hiring of employees or former employees of the external auditors who participated in any capacity in the audit of the Corporation.

5.0

Non-Audit Services

5.1

The external auditors are prohibited from providing any non-audit services to the Corporation, without the express written consent of the Audit Committee.  In determining whether the external auditors will be granted permission to provide non-audit services to the Corporation, the Audit Committee must consider that the benefits to the Corporation from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

5.2

Notwithstanding section 5.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Corporation:

(i)

acting as an agent of the Corporation for the sale of all or substantially all of the undertaking of the Corporation; and

(ii)

performing any non-audit consulting work for any director or senior officer of the Corporation in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Corporation.

6.0

Appointment of Auditors

6.1

The external auditors will be appointed each year by the shareholders of the Corporation at the annual general meeting of the shareholders.

6.2

The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

7.0

Evaluation of Auditors

7.1

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

8.0

Remuneration of the Auditors

8.1

The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

8.2

The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada.

9.0

Termination of the Auditors

9.1

The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

10.0

Funding of Auditing and Consulting Services

10.1

Auditing expenses will be funded by the Corporation.  The auditors must not perform any other consulting services for the Corporation, which could impair or interfere with their role as the independent auditors of the Corporation.

11.0

Role and Responsibilities of the Internal Auditor

11.1

At this time, due to the Corporation's size and limited financial resources, the Chief Financial Officer of the Corporation shall be responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

12.0

Oversight of Internal Controls

12.1

The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitors, and that such internal controls are effective.

13.0

Continuous Disclosure Requirements

13.1

At this time, due to the Corporation's size and limited financial resources, the Chief Financial Officer of the Corporation is responsible for ensuring that the Corporation's continuous reporting requirements are met and in compliance with applicable regulatory requirements.

14.0

Other Auditing Matters

14.1

The Audit Committee may meet with the Auditors independently of the management of the Corporation at any time, acting reasonably.

14.2

The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Corporation.

15.0

Annual Review

15.1

The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

16.0

Independent Advisers

16.1

The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

17.0

Reports of Fraud and Misconduct

17.1

The Audit Committee will review, investigate and evaluate all reports of fraud and misconduct.  Refer to the Corporation’s Whistle Blower Policy and Procedures.

18.0

Changes in Accounting Policies

18.1

The Audit Committee will review and maintain Accounting Policies including the selection, documentation and changes in Accounting Policies.

19.0

Nominating Committee

19.1

The Nominating Committee considers the size of the Board of Directors each year when it considers the number of directors to recommend to shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.   When a vacancy on the Board arises, the independent directors of the Nominating Committee will be encouraged to bring forward any potential nominees that have the necessary skills and knowledge to serve on the Corporation’s Board.

2.  Composition of the Audit Committee

Following are the members of the Audit Committee:

Ulrich Rath	Independent(1)	Financially literate(2)
William Harvey	Independent(1)	Financially literate(2)
Norman Betts (Chair)	Independent(1)	Financial expert (3)

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

(3)  An Audit Committee Financial Expert must possess five attributes:  (i) an understanding of GAAP and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and  (v) an understanding of audit committee functions.

3.  Relevant Education and Experience

Dr. Betts is the Chair of the Committee.  He is the former Minister of Finance of New Brunswick and current Associate Professor of Business Administration, University of New Brunswick; Mr. Rath is the President and CEO of a Canadian resource company; and Dr. William Harvey is a psychologist and businessman.

4.- 6.  Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), Section 3.3(2) (Controlled Companies), Section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.  Nor has the Company relied on Section 3.8 (Acquisition of Financial Literacy) of MI 52-110.

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

9.  External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

Financial Year EndingAugust 31	Audit Fees	Audit Related Fees	Tax Fees	Non-Audit Fees
2007	Canada - $150,000 Tanzania – US$5,000	$16,250 Nil	Nil Nil	$57,400 Nil
2006	Canada - $80,000 Tanzania – US$5,000	Nil Nil	Nil Nil	Nil Nil

D.

Employees

The Company has one (1) full time employee located in Vancouver, British Columbia, Canada, one (1) full time employee located in Toronto, Ontario, Canada,  46 full time employees located in Mwanza, Tanzania, and two (2) full time employees located in Dar es Salaam, Tanzania.

The Company also contracts three or more persons on a full time or part time basis as dictated by the exploration activities on its properties.  The full time and temporary employees of the Company as at the most recent fiscal year end can be grouped according to main category of activity and geographic location as follows:

Location	Category	Full Time Employees	Temporary Employees	Full Time Consultants	Part Time Consultants
Vancouver, Canada	Administration	1	Nil	Nil	1
Toronto, Canada	Administration	1	Nil	Nil	Nil
Mwanza, Tanzania	Administration	3	Nil	Nil	Nil
	Exploration	43	Nil	2	1
Dar es Salaam, Tanzania	Administration	2	Nil	1	Nil
	Exploration	Nil	Nil	Nil	Nil

Location	Category	Full Time Employees	Temporary Employees	Full Time Consultants	Part Time Consultants
Connecticut, USA	Administration	Nil	Nil	2	1
	Exploration	Nil	Nil	Nil	Nil

E.

Share Ownership

The following table sets forth the share ownership of the directors and officers of the Company as of August 31, 2007:

Name of Owner	Number of Shares	Percent
James E. Sinclair	2,965,863	3.4%
Victoria Luis	155,000	0.1%
Jonathan G. Deane	4,628	<0.01%
Marek J. Kreczmer	333,869	0.3%
Ulrich E. Rath	2,368	<0.01%
Anton Esterhuizen	60,989	<0.01%
William Harvey	345,223	0.3%
Rosalind Morrow	355,981	0.4%
Norman Betts	10,501	<0.01%
Florian Ngunangwa	38,452	<0.01%
Regina Kuo-Lee	1,006	<0.01%
Helen Hansen	1,159	<0.01%
Joseph Kahama	Nil	N/A

Options Granted to Directors and Officers During the Fiscal Year Ended August 31, 2007

No stock options were granted to directors or officers during the fiscal year ended August 31, 2007, or subsequent thereto, to the date of this Annual Report.  As of April 3, 2003, the Board resolved that the Company will not grant any further options under the Stock Option Plan and that upon exercise or expiration of all stock options currently outstanding, the Stock Option Plan be terminated.  The last of the remaining stock options outstanding under the Stock Option Plan were exercised and the Stock Option Plan has been terminated.

Outstanding Stock Options

There are no outstanding stock options held by directors and officers of the Company.

RSUs Granted to Directors and Officers During the Fiscal Year Ended August 31, 2007:

Name	No. of RSUs	Date of Grant	Vesting Period(1)	Expiration Date
Victoria Luis	7,616	April 26, 2007	1 year	April 26, 2008
Jonathan G. Deane	11,201	April 26, 2007	3 years	April 26, 2010
Marek J. Kreczmer	8,587	April 26, 2007	1 year	April 26, 2008
Ulrich E. Rath	9,095	April 26, 2007	1 year	April 26, 2008
Anton Esterhuizen	10,170	April 26, 2007	1 year	April 26, 2008
William Harvey	8,289	April 26, 2007	1 year	April 26, 2008
Rosalind Morrow	11,201	April 26, 2007	3 years	April 26, 2010
Norman Betts	8,587	April 26, 2007	1 year	April 26, 2008
Helen Hansen	4,480	April 26, 2007	3 years	April 26, 2010
Regina Kuo-Lee	4,480	April 26, 2007	3 years	April 26, 2010

Joseph Kahama	5,600	April 26, 2007	3 years	April 26, 2010
RSUs held by officers and directors as a group:	89,306

(1) Subject to the conditions of the RSU Plan with respect to earlier vesting

Outstanding RSUs

RSUs granted to directors and officers during fiscal year 2007 are outstanding as at August 31, 2007.

The following RSUs granted to Directors during the fiscal year ended August 31, 2006 vested during fiscal year ended August 31, 2007 and shares were issued on April 11, 2007:

Name	No. of Shares	Date of Grant	Vesting Period	Expiration Date
Marek J. Kreczmer	5,501	April 11, 2006	1 year	April 11, 2007
Ulrich E. Rath	2,368	April 11, 2006	1 year	April 11, 2007
Anton Esterhuizen	5,989	April 11, 2006	1 year	April 11, 2007
William Harvey	5,223	April 11, 2006	1 year	April 11, 2007
Rosalind Morrow	7,660	April 11, 2006	1 year	April 11, 2007
Norman Betts	5,501	April 11, 2006	1 year	April 11, 2007

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

As of August 31, 2007, the Company knows of no person who owned more than five (5%) of the outstanding shares of each class of the Company’s voting securities.

The following table sets out the portion of common shares of the Company held by registered shareholders in Canada, the United States of America, and all other countries by total number of holders, total shareholdings, percentage of total issued shares, and percentage of total holders as at August 31, 2006:

Jurisdiction Shareholders of Record	Number of Shareholders	Number of Common Shares	Percentage of Total Issued Shares	Percentage of Total Holders
United States	280	36,508,891	42.10%	77.60%
Canada	61	50,032,191	57.67%	16.90%
Other Countries	20	207,411	0.23%	5.50%
TOTAL	361	86,748,493	100%	100%

B.

Related Party Transactions

Financing

On October 26, 2007 the Company completed a private placement pursuant to a subscription agreement dated October 11, 2007 with James E. Sinclair, the Company’s Chairman and C.E.O. for the purchase of 347,222 common shares at a price of $5.76 per share.

On February 13, 2007, the Company completed the eighth (8) tranche of an eight (8) tranche private placement pursuant to a Subscription Agreement dated January 13, 2005 made between the Company and  James E. Sinclair, the Company’s Chairman and C.E.O. for the purchase of 976,353 common shares for $3,000,000.

On August 8, 2006 the Company entered into private placement subscription agreement with James E. Sinclair,  the Company’s Chairman and C.E.O. for the purchase of an aggregate of $3,000,000 worth of common shares of the Company in eight separate quarterly tranches of $375,000 each.  The initial quarterly period commenced February 1, 2007.  As at November 13, 2007 the Company has completed three (3) of the eight (8) tranche private placement:

(a)

May 28, 2007 – 66,254 common shares at a price at a price of $5.66 per share;

(b)

August 14, 2007 – 63,345 common shares at a price of $5.267 per share;

(c)

November 13, 2007 – 63,993 common shares at a price of$5.86 per share.

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

On February 8, 2005, the Company completed the twenty-fourth (24) tranche of a twenty-four (24) tranche private placement pursuant to a Subscription Agreement dated March 5, 2003 made between the Company and James E. Sinclair, Chairman and Chief Executive Officer of the Company for the purchase of 2,137,629 common shares for $2,950,000.

On January 30, 2004 the Company completed a $1,000,000 private placement pursuant to a separate Subscription Agreement dated January 5, 2004 between the Company and James E. Sinclair for 622,278 common shares at a price of $1.607 per share.

AMEX COMPANY GUIDE SECTION 110 DISCLOSURE:

The Company entered into a private placement and subscription agreement with Mr. Sinclair, Chairman and Chief Executive Officer of the Company, dated as of August 8, 2006 (the "Subscription Agreement").  Pursuant to the terms of the Subscription Agreement, Mr. James E. Sinclair has agreed to purchase and the Company has agreed to issue to Mr. Sinclair, CDN. $3,000,000 worth of common shares in the capital of the

Company in eight quarterly instalments commencing with the quarter ended April 30, 2007 (the "Private Placement").  The price per common share in respect of each quarterly instalment will be equal to the five-day weighted average trading price of the Company’s common shares for the last five consecutive trading days of each quarterly period immediately preceding the relevant closing date or the closing price on the last trading day of the particular quarter, whichever is greater.

Pursuant to the terms of the AMEX Company Guide, because shares are being issued to a director and officer of the Company, the Company would be required to obtain shareholder approval for the Private Placement.  However, unlike the AMEX Company Guide, the TSX Company Manual requires shareholder approval of a private placement that involves more than 10% of the shares of the issuer being issued to a director or officer in any six month period.  Since the Private Placement does not involve the issuance of more than 10% of the shares of the Company to Mr. Sinclair during any six month period, shareholder approval is not required under the TSX Company Manual. The Company will proceed with the Private Placement in compliance with the TSX Company Manual and accordingly will not be seeking shareholder approval.  This approval requirement is the only significant difference between the requirements of the AMEX Company Guide and the TSX Company Manual in respect of the Private Placement.

Other Financing

On March 8, 2006 the Company completed a US$1.25 million private placement pursuant to a Subscription Agreement between the Company and Guild Investment Management, Inc. for 215,820 common shares at a price of $6.667 per share.

Other

During the year ended August 31, 2007, $207,947 (2006 - $190,887; 2005 - $44,813) was  paid or payable by the Company to certain directors or entities affiliated with the directors. The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the year ended August 31, 2007, the legal expense charged by this firm was $82,404, of which $11,000 remains payable at year end.  In addition to RSU, directors were paid cash $102,473 (2006 - $90,687; 2005 - $92,986) for director fees.

Accounts receivable include advances to related parties of $Nil (2006 – Nil; 2005 - $46,000), which consisted of funds advanced to officers and directors for exploration and corporate activities conducted in the normal course of business.  As of the date of this report, this receivable has been received.

C.

Interest of Experts and Counsel

Not Applicable.

Item 8.

Financial Statements

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of the Company for the fiscal years ended August 31, 2007, 2006, and 2005 with the Report of Independent Registered Public Accounting Firm, comprised of:

(a)

Consolidated Balance Sheets as of August 31, 2007 and 2006;

(b)

Consolidated Statements of Operations and Deficit for the years ended August 31, 2007, 2006 and 2005;

(c)

Consolidated Statements of Cash Flows for the years ended August 31, 2007, 2006 and 2005; and

(d)

Notes to the consolidated financial statements.

Dividend Policy

The Company has never paid dividends and does not intend to in the near future.

Litigation

As at August 31, 2007  there were no legal proceedings which may have or have had a significant affect on the Company’s financial position or profitability.

B.

Significant Changes

None.

Item 9.

The Offering and Listing

A.

Offering and Listing Details

The common stock of the Company was listed on the Toronto Stock Exchange (TSX”) under the symbol “TNX” on October 29, 2001, and prior to that date the Company’s common stock was listed on the Canadian Venture Exchange, now known as the TSX Venture Exchange.

The common stock of the Company was listed on the American Stock Exchange (“AMEX”) under the symbol “TRE” on May 12, 2005.

As at August 31, 2007 there were 280 registered shareholders in the United States holding 42.1%  of the Company’s outstanding common stock, representing approximately 78% of the total number of shareholders. The Company’s Common stock is issued in registered form and the percentage of shares reported to be held by registered holders in the United States is taken from the records of the Computershare Trust Company of Canada in the City of Vancouver, the registrar and transfer agent for the common stock.

The number of registered shareholders resident in the United States is attributed as to 2.8%  to directors and officers of the Company who are United States residents; a further 0.9% held by United States residents who are immediate family members of a director and officer of the Company; and the balance of 38.40% are United States residents who have purchased shares in the secondary market, through the facilities of the Toronto Stock Exchange or American Stock Exchange.

The high and low prices expressed in Canadian dollars on the Toronto Stock Exchange for the Company’s common stock for the last six months and for each quarter for the last three fiscal years:

	Toronto Stock Exchange (Canadian Dollars)
Last Six Months	High	Low	Volume
October 2007	$6.02	$4.99	2,085,314
September 2007	$6.05	$5.05	1,528,257
August 2007	$6.38	$4.76	2,169,330
July 2007	$5.42	$4.78	1,246,680
June 2007	$5.75	$4.72	1,641,805
May 2007	$5.98	$5.15	905,844

2006-2007	High	Low	Volume
Fourth Quarter ended August 31, 2007	$6.38	$4.72	5,057,815

	Toronto Stock Exchange (Canadian Dollars)
Third Quarter ended May 31, 2007	$6.73	$5.15	5,160,339
Second Quarter ended February 28, 2007	$8.24	$5.88	8,517,368
First Quarter ended November 30, 2006	$8.22	$5.00	9,056,654
2005-2006	High	Low	Volume
Fourth Quarter ended August 31, 2006	$9.25	$6.75	11,486,139
Third Quarter ended May 31, 2006	$10.08	$6.55	11,316,509
Second Quarter ended February 28, 2006	$8.75	$3.69	19,740,648
First Quarter ended November 30, 2005	$4.42	$2.00	18,045,485

2004-2005	High	Low	Volume
Fourth Quarter ended August 31, 2005	$2.11	$1.02	6,765,101
Third Quarter ended May 31, 2005	$1.16	$0.88	6,777,842
Second Quarter ended February 20, 2005	$1.27	$0.91	10,358,012
First Quarter ended November 30, 2004	$1.57	$1.06	10,078.220

Last Five Fiscal Years	High	Low
2007	$8.24	$4.72
2006	$10.08	$2.00
2005	$2.11	$0.88
2004	$2.10	$0.99
2003	$2.10	$0.65

	American Stock Exchange (US Dollars)
Last Six Months	High	Low	Volume
October 2007	$6.61	$5.09	8,517,400
September 2007	$6.05	$4.80	6,585,600
August 2007	$6.10	$4.71	8,896,000
July 2007	$5.21	$4.51	4,517,500
June 2007	$5.47	$4.52	6,171,100
May 2007	$5.39	$4.78	4,777,700

2006-2007	High	Low	Volume
Fourth Quarter ended August 31, 2007	$6.10	$4.51	19,584,600
Third Quarter ended May 31, 2007	$5.76	$4.78	16,972,200
Second Quarter ended February 28, 2007	$7.22	$4.94	21,306,700
First Quarter ended November 30, 2006	$7.24	$4.44	29,923,600

2005-2006	High	Low	Volume
Fourth Quarter ended August 31, 2006	$8.20	$6.18	26,997,700
Third Quarter ended May 31, 2006	$8.87	$5.70	52,771,300
Second Quarter ended February 28, 2006	$7.24	$3.30	74,499,700
First Quarter ended November 30, 2005	$3.57	$1.82	46,454,200

	American Stock Exchange (US Dollars)
2004-2005	High	Low	Volume
Fourth Quarter ended August 31, 2005	$1.76	$0.85	12,680,000
Third Quarter ended May 31, 2005* (*Commenced trading May 12, 2005)	$0.92	$0.73	1,271,000

B.

Plan of Distribution

Not Applicable.

C.

Markets

The Company’s common stock is listed on the Toronto Stock Exchange under the trading symbol “TNX” and on the American Stock Exchange under the trading symbol “TRE”.

D.

Selling Shareholders

Not Applicable.

E.

Dilution

Not Applicable.

F.

Expenses of the Issue

Not Applicable.

Item 10.

Additional Information

A.

Share Capital

As of April 3, 2003, the Board resolved that the Company authorize for issuance up to a maximum 91,000,000 common shares, subject to further resolutions of the Company's Board of Directors, from time to time.  Of the 91,000,000 common shares authorized, without par value, 86,748,493 shares were issued and outstanding as of August 31, 2007.

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

The following table reconciles the total number of shares outstanding for the last three fiscal years:

	No. of Shares	Amount
Total Outstanding at August 31, 2004	82,464,037	$42,145,471
Add: Stock Options Exercised for cash	107,500	$ 69,325

	No. of Shares	Amount
Issued for cash	2,204,517	$ 2,625,000
Total Outstanding as at August 31, 2005	84,776,054	$44,839,796
Add: Stock Options Exercised for cash	292,500	$ 229,675
Issued for cash	793,468	$5,513,979
Issued for share subscription previously received	379,053	$ 813,828
Total Outstanding as at August 31, 2006	86,241,075	51,397,278
Add: Stock Options Exercised for cash	75,000	$59,250
Issued for cash	129,599	$750,000
Issued for share subscription previously received	110,525	$750,000
Issued pursuant to Restricted Stock Unit Plan	32,242	$231,627
Isuued for mineral property acquisition	160,052	$925,124
Total Outstanding as at August 31, 2007	86,748,493	$54,113,279

Due to the issuance of 20,000,000 common shares for the acquisition of Tanzam in April, 2002, more than 10% of the total outstanding shares have been issued for non-cash consideration within the last five years.

Shares are issued by the Company with the regulatory acceptance of the Toronto Stock Exchange and American Stock Exchange, upon resolution of the Board of Directors of the Company.  There are a total of 86,748,493 common shares issued and a further 467,758 common shares reserved for issuance under outstanding RSUs as at August 31, 2007.

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

C.

Material Contracts

The following are the material contracts of the Company (other than contracts in the ordinary course of business) entered into within the last two years:

Date	Names of Parties	Description of General Nature of the Contract	Consideration Paid; Terms and Conditions
October 11, 2007	James E. Sinclair and the Company	Subscription Agreement for purchase of 347,222 common shares	$5.76 per share for a total of $2,000,000
January 25, 2007	Sloane Developments Ltd.	Option royalty agreement granting Sloane the right to earn a beneficial interest in the Company’s Itetemia and Luhala Projects.

Initial US$100,000 paid to the Company,  up to US$770,000  plus $10,000 to US$35,000 for each licence held in excess of one, over the next 6 years;  incur expenditures aggregating $1 million before the second anniversary; and up to 30,000 metres in diamond drilling on or before 3rd anniversary.

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

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Canada Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization)

when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company.  An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount, which as specified in 2005 was any amount in excess of $237 million.  A non-Canadian would acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares.  The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

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

Foreign Investments and Exchange in Tanzania

The Tanzania Investment Centre (TIC) issues certificates of Approval to Foreign and Local Companies wishing to invest in Tanzania. Possession of Certificate of Approval entitles the investor to the following Tax Incentives under the Income Tax Act.

(i)

maximum Corporate Tax Rate of 30% (Residents and Non Residents)

(ii)

Withholding Tax on Dividends = 10%

(iii)

Withholding Tax on Interest = 10%

(iv)

50% write – off of capital expenditure incurred during the year of expenditure of the project.

(v)

Carry forward of losses for unlimited period of time.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of  the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.  U.S. Holders should be aware that recently enacted legislation eliminates the “financial services income” category for taxable years beginning after December 31, 2006.  Under the recently enacted legislation, the foreign tax credit limitation categories are limited to “passive category income” and “general category income”.

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

Tanzania

Taxation

Tax in Tanzania is levied on the income of any person which is deemed to have accrued in or was derived in Tanzania, in the case of individuals, if he was resident in Tanzania during the year of income for periods amounting in aggregate to 183 days or more; or if he was in the United Republic in that year of income and each of the two proceeding years of income for periods averaging more than 122 days in each such year of income.  The annual income tax threshold is TShs. 960,000 per annum or TShs. 80,000 per month.  Income Tax Rates vary from NIL up to 30%.  Prevailing corporate income tax rate is 30%.

Value Added Tax (“VAT”)

Taxable Supplies	Rate
Supply of goods and services in Mainland Tanzania	20%
Import of goods and services in Mainland Tanzania	20%
Export of goods and services from Mainland Tanzania	0%

VAT registrable threshold is TShs. 40 Million (or about US$30,000 at prevailing exchange rates).

Withholding Tax

Withholding tax is charged at the rates specified below:

	Resident	Non-Resident
Dividend	10%	10%
Interest	10%	10%
Royalties	0%	15%
Management Fees	0%	15%
Professional Fees	5%	15%
Rent, Premium for Use of Property	10%	15%
Pension/Retirement Annuity	10%	15%

Special Rates for Persons Engaged in “Mining Operations” Rates

	Resident	Non-Resident
Technical Services to Mining Operations	5%	15%
Management Fee	5%	15%
Interest on Loans*	0%	0%
Companies listed on the Dar es Salaam Stock Exchange enjoy a preferential withholding tax on 5% on dividends.

*

In respect of mining companies having loans acquired at arms length before July 1, 2001.  10% applies to  interest on  all other loans.

Capital Gains Tax

0% applies to capital gains on the sale of shares listed at the DSM Stock Exchange.  10% applies to capital gains by individuals, 30% applies to capital gains by corporations.

Stamp duty

Stamp duty is chargeable on various legal documents and agreements, e.g. transfer of shares, issue of shares.

Customs Duty

Customs duties are charged on imported goods.  Customs duty rates vary from 0% to 25%.

Mining Sector

The Tax Incentives and Investment allowances are designed to encourage industrial growth and attract foreign investments. They are granted for capital expenditure on hotels and manufacturing and mining operations. The allowance is a deduction in computing taxable income.

For Companies investing in the Mining Industries (Mineral mining Rights Holders) specific tax incentives are applicable to their investments. These are:-

(i)

100% write off of capital expenditure in the year of Income of expenditure.

(ii)

Indefinite carry forward of losses.

(iii)

15% additional Capital Expenditure on unredeemed qualifying Capital Expenditure for Mining Operators who had entered into Agreement with the Government before 1st July 2001, under the Mining Acts.

(iv)

Withholding tax on dividends and branch profits at 10%

(v)

Withholding tax on interest at 10%

(vi)

Corporate tax rate maximum at 30%

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

The following table sets forth the percentage of the Company's administrative expense by currency for the year ended August 31, 2007.

By Currency

2007
Canadian Dollar	35%
U.S. Dollar	40%
Tanzanian Schilling	25%
Total:	100%

Such administrative expense by currency may change from time to time, but it has been roughly the same year to year.  Further, the Company incurred net exploration costs of $3,170,712 and $2,545,075 for the years ended August 31, 2007 and 2006, respectively, which are primarily paid in U.S. dollars.

The Company has not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the Company's operations.  Based on prior years, the Company does not believe that it is subject to material foreign exchange fluctuations.  However, no assurance can be given that this will continue to be true in the future.

The Company has no long-term debt, therefore, the Company does not believe that the interest rate market risk to be material.  The Company has a fixed rate capital lease obligation outstanding in the amount of   $127,866.

The market prices of most precious metals, including gold, have generally increased over the past three years, but are subject to market fluctuations based primarily on supply and demand.

The following table sets out the cumulative average prices of gold for the past five years, based on the London Metals Market afternoon price fix in U.S. dollars:

2003	2004	2005	2006	2007 (Average to August 31)
$363.38	$409.72	$444.74	$603.46	$660.41

Item 12.

Description of Securities Other than Equity Securities

Not Applicable.

Part II

Item 13.

Defaults, Dividend Arrears and Delinquencies

None.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.

Controls and Procedures

During the fiscal year ended August 31, 2007 there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934.  The Company’s management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2007.  In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The Public Company Accounting Oversight Board’s Auditing Standard No. 5 defines a material weakness as a control deficiency, or a combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected.  The company identified a material weakness in its internal control over financial reporting as of August 31, 2007:

•

The Company has limited accounting personnel with expertise in generally accepted accounting principles to enable effective segregation of duties over transaction processes with respect to the recording of journal entries and to allow for appropriate monitoring of financial reporting matters and controls.  Specifically, certain personnel with financial transaction initiation and reporting responsibilities had incompatible duties that allowed for the creation, review and recording of journal entries, note disclosures and certain account reconciliations without adequate independent review and authorization.  This material weakness primarily affects equity, foreign exchange, inventory and the financial reporting process including consolidation, financial statement preparation and related note disclosures.

Our independent auditor, KPMG LLP, the independent registered public accounting firm that audited the financial statements included in the report on Form 20-F, has issued an audit report on the Company's internal control over financial reporting.  Their audit report appears with the Financial Statements.

Changes in Internal Controls over Financial Reporting

Subsequent to August 31, 2007, the Company has undertaken steps to remediate the material weakness described above:

•

Management is reviewing the current assignment of responsibilities and is taking steps to improve the segregation.  In addition, Management will identify and may hire additional accounting resources where required to redistribute and eliminate overlapping of duties.  Management will review existing mitigating controls, and if appropriate implement changes to internal controls over financial reporting whereby more effective mitigating controls will be adopted.

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedure (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) and determined that, as a result of the material weakness in internal control over financial reporting described above, as of August 31, 2007 our disclosure controls and procedures are not effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Inherent Limitations of Disclosure Controls and Internal Control over Financial Reporting

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

Item 16 B.

Code of Ethics

We have adopted a Code of Ethics and Business Conduct that applies to the Company’s directors, officers, employees and consultants.  In addition, the Company has a Code of Ethical Conduct for Financial managers that applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions.  A copy of our Code of Ethics and Business Conduct and Code of Ethical Conduct for Financial Managers can be found on our website at www.TanzanianRoyaltyExploration.com.  The Company will report any amendment or wavier to the code of ethics on our website within five (5) days.

Item 16 C.

Principal Accountant Fees and Services

The independent auditor for the fiscal year ended August 31, 2007 and 2006 was KPMG LLP, Chartered Accountants.  The following summarizes the significant professional services rendered by KPMG LLP to the Company for the year ended August 31, 2007:

Financial Year EndingAugust 31	Audit Fees	Audit Related Fees	Tax Fees	Non-Audit Fees
2007	Canada - $150,000 Tanzania – US$5,000	$16,250 Nil	Nil Nil	$57,400 Nil
2006	Canada – $80,000 Tanzania - US$5,000	Nil Nil	Nil Nil	Nil Nil

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

Item 18.

Financial Statements

Not Applicable.

Item 19.

Exhibits

(a)

Exhibits

(4)(a)

-

Subscription Agreement dated October 11, 2007 between  the Company and James E. Sinclair.

(4)(b)

-

Option and Royalty Agreement dated January 25, 2007 between the Company and Sloane Developments Ltd.

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

Dated:

November 27, 2007

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:

signed “James E. Sinclair”

James E. Sinclair,

Chairman and Chief Executive Officer

Consolidated Financial Statements (Expressed in Canadian dollars) TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Years ended August 31, 2007, 2006 and 2005

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Tanzanian Royalty Exploration Corporation

We have audited the accompanying consolidated balance sheets of Tanzanian Royalty Exploration Corporation (the Company) as of August 31, 2007 and 2006 and the related consolidated statements of operations and deficit, and cash flows for each of the years in the three-year period ended August 31, 2007.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2007 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles.  Information relating to the nature and effect of such differences is presented in note 11 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of August 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 6, 2007 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants

Vancouver, Canada

November 6, 2007

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Tanzanian Royalty Exploration Corporation

We have audited Tanzanian Royalty Exploration’s (the Company) internal control over financial reporting as of August 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting.  Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.  The following material weakness has been identified and included in management's assessment:  the Company has limited accounting personnel with expertise in generally accepted accounting principles to enable effective segregation of duties with respect to the financial reporting matters and controls.  Specifically, certain personnel with financial transaction initiation and reporting responsibilities had incompatible duties that allowed for the creation, review and recording of journal entries, note disclosures and certain account reconciliations without adequate independent review and authorization.  This material weakness primarily affects equity, foreign exchange, inventory and the financial reporting process including consolidation, financial statement preparation and related note disclosures.  We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of August 31, 2007 and 2006, and the related consolidated statements of operations and deficit, and cash flows for each of the years in the three-year period ended August 31, 2007.  This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements, and this report does not affect our report dated November 6, 2007, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of August 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We do not express an opinion or any other form of assurance on management’s statements referring to corrective actions taken after August 31, 2007, relative to the aforementioned material weakness in internal control over financial reporting.

Chartered Accountants

Vancouver, Canada

November 6, 2007

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Consolidated Balance Sheets (Expressed in Canadian dollars) August 31, 2007 and 2006
		2007	2006

Assets

Current assets:
Cash and cash equivalents		$1,602,270	$3,174,549
Accounts and other receivables		71,775	18,824
Inventory		373,528	158,380
Prepaid expenses		101,480	80,457
		2,149,053	3,432,210

Mineral properties and deferred exploration costs (note 3)		22,459,627	20,593,948

Equipment and leasehold improvements (note 4)		812,792	865,809

		$25,421,472	$24,891,967

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 8)		$566,183	$559,312
Current portion of obligations under capital lease (note 5)		36,795	34,625
		602,978	593,937

Obligations under capital lease (note 5)		75,912	121,739

Shareholders’ equity:
Share capital (note 7(b))		54,113,279	51,397,278
Share subscriptions received (note 7(b))		2,344,971	750,000
Contributed surplus		310,921	134,133
Deficit		(32,026,589)	(28,105,120)
		24,742,582	24,176,291

Nature of operations (note 1)
Commitments (notes 3 and 9)
Subsequent events (note 10)

		$25,421,472	$24,891,967

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“James E. Sinclair”	Director	“Norman Betts”	Director

“Regina Kuo-Lee”	Chief Financial Officer

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Consolidated Statements of Operations and Deficit (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005
	2007	2006	2005

Expenses:
Amortization	$104,511	$96,694	$88,981
Annual general meeting	74,847	94,097	36,299
Capital tax	-	-	3,243
Consulting and management fees	202,561	177,771	139,054
Directors’ fees	379,584	180,229	92,986
Insurance	109,696	105,729	97,412
Memberships, courses and publications	4,092	6,889	649
Office and administration	115,120	92,071	84,022
Office rentals	65,918	61,972	65,760
Press releases	54,732	89,844	41,814
Printing and mailing	34,336	35,794	46,220
Professional fees	378,429	484,653	147,333
Promotions and shareholder relations	50,793	63,026	12,495
Salaries and benefits	622,168	674,306	590,073
Stock-based compensation	148,102	44,772	-
Telephone and fax	19,641	21,261	29,407
Training	2,908	-	18,756
Transfer agent and listing	128,509	204,795	140,166
Travel and accommodation	78,221	60,565	36,881
	2,574,168	2,494,467	1,671,551

Other expenses (earnings):
Foreign exchange	125,457	139,856	134,650
Interest, net	(19,757)	(22,262)	11,488
Gain on sale of short-term investments	(54,723)	-	(2,620)
Property investigation costs	31,291	24,259	133,627
Write-off of mineral properties and deferred exploration costs (note 3)	1,265,033	1,690,402	1,629,932
	1,347,301	1,832,255	1,907,077

Loss before income taxes	(3,921,469)	(4,326,722)	(3,578,628)

Future income tax recovery	-	-	647,565

Loss for the year	(3,921,469)	(4,326,722)	(2,931,063)

Deficit, beginning of year	(28,105,120)	(23,778,398)	(20,847,335)

Deficit, end of year	$(32,026,589)	$(28,105,120)	$(23,778,398)

Basic and diluted loss per share	$(0.05)	$(0.05)	$(0.04)

Weighted average number of shares outstanding (note 2(k))	86,486,098	85,666,361	83,387,939

See accompanying notes to consolidated financial statements.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Consolidated Statements of Cash Flows (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005
	2007	2006	2005

Cash provided by (used in):

Operations:
Loss for the year	$(3,921,469)	$(4,326,722)	$(2,931,063)
Items not affecting cash:
Amortization	104,511	96,694	88,981
Stock-based compensation	148,102	44,772	-
Non-cash directors’ fees	260,312	89,361	-
Gain on sale of short-term investments	(54,723)	-	(2,620)
Write-off of mineral properties and deferred exploration costs	1,265,033	1,690,402	1,629,932
Future income tax recovery	-	-	(647,565)
	(2,198,234)	(2,405,493)	(1,862,335)
Changes in non-cash working capital
Accounts receivable and other receivables	(52,951)	58,853	(16,642)
Inventory	(215,148)	(108,446)	(49,934)
Prepaid expenses	(21,023)	(7,184)	(36,362)
Accounts payable and accrued liabilities	6,871	386,500	26,140
	(2,480,485)	(2,075,770)	(1,939,133)

Investing:
Mineral properties and exploration expenditures (note 3)	(2,616,921)	(2,865,096)	(1,817,102)
Option payments received and recoveries	292,583	320,021	301,191
Equipment and leasehold improvement expenditures	(51,492)	(40,447)	(140,403)
Sale (purchase) of short-term investments, net	173,472	-	417,728
Proceeds on disposal of asset	-	-	2,653
	(2,202,358)	(2,585,522)	(1,235,933)

Financing:
Share capital issued - net of issuance costs	750,000	5,743,654	2,694,325
Shares issued for options exercised	59,250	-	-
Share subscriptions received	2,344,971	750,000	813,828
Repayment of obligations under capital lease	(43,657)	(53,281)	(5,067)
3,110,564		6,440,373	3,503,086

Increase (decrease) in cash and cash equivalents	(1,572,279)	1,779,081	328,020

Cash and cash equivalents, beginning of year	3,174,549	1,395,468	1,067,448

Cash and cash equivalents, end of year	$1,602,270	$3,174,549	$1,395,468

Supplementary information:
Interest received (paid), net	$19,757	$22,262	$(11,488)
Non-cash transactions:
Mineral property recoveries by way of marketable securities	118,750	-	484,978
Issuance of share capital for acquisition of mineral property	925,124	-	-
Shares issued in current year for subscriptions received in prior year	750,000	813,828	-

See accompanying notes to consolidated financial statements.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

1.	Nature of operations:

Tanzanian Royalty Exploration Corporation (the Company) is incorporated under the laws of Alberta, Canada and its primary business activities are the acquisition and exploration of mineral properties including the optioning out of properties for pre-production option payments and royalties on future gold production.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable.  Consequently, the Company considers itself to be an exploration stage company.  Although at August 31, 2007 the Company has spending commitments (note 3) which approximate its working capital, it has financing commitments of $3,000,000 from its chairman and chief executive officer (CEO) (note 7(b)), and, if necessary, could adjust the extent and timing of certain expenditures.  The recoverability of the amounts shown for mineral properties and related deferred exploration costs are ultimately dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties.  The amounts shown as mineral properties and deferred exploration costs represent net costs incurred to date, less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values.

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

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):
	(c)	Cash and cash equivalents:
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

Under CICA Handbook Section 3061, Property, Plant and Equipment, for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.  Emerging Issue Committee Abstract 126, Accounting by Mining Enterprises for Exploration Costs, (EIC-126) states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment.  EIC-126 also sets forth the EIC’s consensus that a mining enterprise in the development stage is not required to consider the conditions in Accounting Guideline No. 11 Enterprises in the Development Stage (AcG 11) regarding impairment in determining whether exploration costs may be initially capitalized.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

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

The Company follows these recommendations and therefore the unproven mineral property claim costs are initially capitalized.  Such assets are tested for impairment in accordance with the provisions of the CICA Handbook Section 3063, Impairment of Long-Lived Assets.  Mineral properties and deferred exploration costs are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.  An impairment loss is recognized if, at the date it is tested for recoverability, the carrying amount of the mineral property exceeds the sum of the undiscounted cash flows expected to result from its production and/or eventual disposition.  The impairment loss is measured as the amount by which the carrying amount of the mineral property exceeds its fair value.

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

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

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

The Company has determined that it has no material asset retirement obligations as at August 31, 2007 and 2006.
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

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

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

	(o)	Comparative figures:
Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

3.	Mineral properties and deferred exploration costs:
The Company acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries. All of the Company’s concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence can be granted for further development.  Commencing with the new mining act issued in Tanzania in 1998, a prospecting licence is issued for a period of up to three years and renewable two times for a period up to two years each.  At each renewal at least 50% of the remaining area is relinquished.  A reconnaissance licence is issued for two year and renewed for a period not exceeding a year.  All prospecting licences are granted subject to an annual rental fee of not more than US$50 per square kilometer payable to the government of Tanzania, a minimum exploration work commitment, and employment and training of Tanzanians.  In addition, the government of Tanzania imposes a royalty on the gross value of all production at the rate of 3% of all gold produced.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

3.	Mineral properties and deferred exploration costs (continued):
	The continuity of expenditures on mineral properties is as follows:

		Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total

	Balance, August 31, 2004	$ 6,565,003	$ 2,819,621	$ 1,768,493	$ 2,788,862	$ 1,054,863	$ 1,528,023	$ 589,982	$ 1,071,189	$ 652,479	$ 1,014,781	$ 19,853,296
	Exploration expenditures:
	Camp, field supplies and travel	339	17,089	-	4,432	20,091	-	6,248	1,849	-	111,172	161,220
	Exploration and field overhead	2,800	142,948	28,278	29,945	68,848	16,095	63,611	36,488	14,109	534,210	937,332
	Geological consulting and field wages	-	-	14,332	-	-	-	-	-	-	-	14,332
	Geophysical and geochemical	-	30,200	-	42,932	33,298	34	9,271	1,893	1,393	83,610	202,631
	Property acquisition costs	18,635	92,788	16,549	-	60,149	12,075	-	-	-	242,019	442,215
	Parts and equipment	-	4,639	-	-	-	-	-	-	-	-	4,639
	Trenching and drilling	-	40,593	-	-	899	3,502	-	-	-	9,739	54,733
	Recoveries	(24,146)	-	-	-	-	(130,226)	-	(24,146)	(122,673)	-	(301,191)
		(2,372)	328,257	59,159	77,309	183,285	(98,520)	79,130	16,084	(107,171)	980,750	1,515,911

	Write-offs	(656,500)	-	-	(73,010)	-	-	(316,476)	(299,118)	(43,399)	(241,429)	(1,629,932)

	Balance, August 31, 2005	5,906,131	3,147,878	1,827,652	2,793,161	1,238,148	1,429,503	352,636	788,155	501,909	1,754,102	19,739,275
	Exploration expenditures:
	Camp, field supplies and travel	7,861	82,544	250	3,110	2,969	3,172	1,811	-	7,426	67,525	176,668
	Exploration and field overhead	32,321	361,174	14,989	29,337	19,279	20,898	9,446	5,116	40,652	488,818	1,022,030
	Geological consulting and field wages	2,882	-	-	-	-	-	-	-	-	-	2,882
	Geophysical and geochemical	3,413	231,846	-	47	41,600	875	77	-	4,174	194,280	476,312
	Property acquisition costs	13,098	116,462	17,404	-	58,433	11,729	-	13,098	-	249,817	480,041
	Parts and equipment	-	114	-	-	-	-	-	-	-	-	114
	Trenching and drilling	470,995	177,764	-	379	8,563	-	-	-	-	49,348	707,049
	Recoveries	(43,660)	-	(77,610)	-	-	(87,531)	-	(43,660)	(67,560)	-	(320,021)
		486,910	969,904	(44,967)	32,873	130,844	(50,857)	11,334	(25,446)	(15,308)	1,049,788	2,545,075

	Write-offs	-	(37,993)	(34,401)	-	(291,480)	(423,377)	(363,970)	-	-	(539,181)	(1,690,402)

	Balance, August 31, 2006	6,393,041	4,079,789	1,748,284	2,826,034	1,077,512	955,269	-	762,709	486,601	2,264,709	20,593,948
	Shares issued for mineral properties interest	-	-	925,124	-	-	-	-	-	-	-	925,124
	Exploration expenditures:
	Camp, field supplies and travel	-	13,077	157,810	-	-	-	11,510	1,593	-	66,050	250,040
	Exploration and field overhead	17,454	83,156	927,100	8,706	5,631	40,081	97,695	23,782	7,612	146,591	1,357,808
	Geological consulting and field wages	-	-	-	-	-	-	-	-	-	(11,233)	(11,233)
	Geophysical and geochemical	267	62,821	89,995	-	738	14,291	(414)	524	19,835	127,171	315,228
	Property acquisition costs	-	71,801	4,178	-	57,118	13,995	-	-	-	245,856	392,948
	Parts and equipment	-	1,304	-	-	-	-	-	-	-	-	1,304
	Trenching and drilling	(10,514)	1,527	286,486	-	-	-	14,542	8,403	-	10,382	310,826
	Recoveries	(83,404)	(80,321)	-	-	-	(92,670)	-	-	(154,938)	-	(411,333)
		(76,197)	153,365	2,390,693	8,706	63,487	(24,303)	123,333	34,302	(127,491)	584,817	3,130,712

	Write-offs	-	-	(77,479)	-	-	(54,210)	(123,333)	(334,538)	(10,802)	(664,671)	(1,265,033)

	Balance, August 31, 2007	$ 6,316,844	$ 4,233,154	$ 4,061,498	$ 2,834,740	$ 1,140,999	$ 876,756	$ -	$ 462,473	$ 348,308	$ 2,184,855	$ 22,459,627

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

3.	Mineral properties and deferred exploration costs (continued):
The Company assessed the carrying value of mineral properties and deferred exploration costs as at August 31, 2007 and recorded a write-down of $1,265,033.
	(a)	Itetemia Project:
The Itetemia property consists of eight (2006 - seven) contiguous prospecting licences. Collectively, the Company refers to these concessions as the Itetemia Project.
One prospecting licence is subject to a 3% net smelter royalty.

The Company acquired a 90% interest in another of the prospecting licences through an agreement with the State Mining Corporation (Stamico) dated July 18, 1994.  Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the prospecting licence by meeting 20% of the costs required to place the property into production.  The Company retains the right to purchase one-half of Stamico’s 2% royalty interest in exchange for US$1,000,000.

The Company is required pay to Stamico an annual option fee of US$15,000 for each of 2006 and 2007 and US$20,000 each year thereafter.
One of the licenses is subject to an option agreement with Barrick Exploration Africa Ltd. (BEAL) (note 3(k)).

In January 2007 the Company concluded an option royalty agreement with Sloane Developments Ltd. (Sloane), a UK-based company for its Itetemia and Luhala gold projects.  Under the option agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90 to 100% in ten prospecting licenses in the Lake Victoria greenstone belt of Tanzania by incurring $1 million in expenditures on the licenses on or before the second anniversary date.  Six of these licenses comprise the Luhala Project (all 100%) while the remaining four licenses constitute the Itetemia Project (all 90%).

	(b)	Luhala Project:
The Luhala property consists of six (2006 - six) contiguous prospecting licences. Collectively, the Company refers to these concessions as the Luhala Project.

During the years ended August 31, 2001 and 2000, the Company entered into option agreements to acquire three additional licences, named Shilalo, Ngobo and Sima.  For Shilalo, the Company has made payments totaling US$16,000, for Ngobo, the Company has made payments totalling US$120,000, and for Sima, has made payments totaling US$84,000 in order to maintain the options.  The vendor in each case retains a 2% net smelter return royalty, of which the Company may buy back, in each case, one-half (i.e., 1%) for US$1,000,000.

For the Shilalo licence, the vendor retains a 2% net smelter return royalty, of which the Company may buy back one-half (i.e., 1%) for US$250,000.
During the year ended August 31, 2007, the Company did not abandon any licenses and therefore no write off was taken for this property (2006 - $37,994).
Luhala forms part of the agreement entered into with Sloane (note 3(a)).

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

3.	Mineral properties and deferred exploration costs (continued):
	(c)	Kigosi:

The Kigosi property consists of nineteen (2006 - fourteen) prospecting licences.  During the year ended August 31, 2004, the Company reclassified certain licenses from the Ushirombo and Ushirombo West with deferred costs of $286,762 (note 3(g)) to the Kigosi property.  The Company has a 100% interest in two of the licences and, through prospecting and mining option agreements entered into in the 2003 fiscal year has options to acquire between 51% to 90% interests in the other seventeen licences.  The Company must make payments totalling US$162,000 over eight years (US$70,000 paid to date with the balance required as follows: 2008 - US$20,000; 2009 - US$22,000; 2010 - US$24,000, 2011 - US$26,000) and is required to fund all costs of exploration of the properties in order to maintain the options.

During the year ended August 31, 2007, the Company abandoned certain licences in the area and wrote off $77,479 (2006 - $34,401) of costs related to the abandoned area.

On July 21, 2003, the Company entered into an agreement with Ashanti Goldfields (Cayman) Limited (Ashanti), granting Ashanti the option to acquire the total rights, titles and interests of the Company in the prospecting licences in the Kigosi area, save and except for a royalty varying between 0.5% to 2% of net smelter returns, depending on the market price of gold, to be paid by Ashanti to the licence owners.

The Company entered into a Purchase and Sale Agreement with Ashanti dated September 26, 2006 for the repurchase of its rights to the Kigosi property, including all related camp and equipment, along with the purchase of a non-associated property, the Dongo, from Ashanti.

The acquisition will be satisfied by the issuance to Ashanti a total of 180,058 common shares of the Company in two tranches and subject to certain conditions set out below.  The two tranches consist of (i) the issuance of 160,052 common shares which were issued in consideration of the transfer to the Company of the Kigosi Rights, as defined in the Agreement, and (ii) subject to receipt of ministerial consent from the Tanzanian government to the transfer from Ashanti to the Company of the Dongo Rights, as defined in the Agreement, the issuance to Ashanti of 20,006 common shares of the Company.  As at August 31, 2007, the issuance of 20,006 common shares remains outstanding.

	(d)	Lunguya:

The Lunguya property consists of ten (2006 - eight) prospecting licences.  Through prospecting and mining option agreements the Company has options to acquire interests ranging from 60% to 75% in the ten licences.  To maintain the options, the Company is required to meet certain expenditure requirements and fund all exploration costs of the properties.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

3.	Mineral properties and deferred exploration costs (continued):
	(e)	Kanagele:

The Kanagele property consists of ten (2006 - ten) prospecting licences.  In 2002, the Company entered into an option agreement requiring payments totaling US$72,000 over eight years (US$39,000 paid to date) in exchange for a 90% interest in three prospecting licence and an option to purchase the remaining 10% upon production decision.  In 2004, the Company entered into an option agreement for one prospecting license requiring payments of US$145,000 (US$46,000 paid to date) over nine years.  The Company has options to acquire a 65% interest in the other seven licences acquired through prospecting and option agreements.  The Company is required to fund all exploration costs of the properties.

In 2005, the Company entered into two agreements for two prospecting licenses for an 85% interest requiring payments of US$173,000 over six years (US$57,000 paid to date).
During the year ended August 31, 2007, the Company did not abandon any licences in the area, therefore no write off was taken (2006 - $291,480).
	(f)	Tulawaka:

The Tulawaka property consists of eight (2006 - nine) prospecting licences.  The Company owns four of the licences and has options to acquire interests ranging from 65% to 90% in the other four licences through prospecting and option agreements.  Two licences are subject to an option agreement with MDN Inc. (MDN) (formerly Northern Mining Explorations Ltd.) (note 3(l)).

During the year ended August 31, 2003, the Company entered into a prospecting mining option agreement to acquire a 90% interest in a prospecting license.  The Company must make payments of US$117,000 over eight years, (US$42,000 paid to date with the balance required as follows:  2008 - US$13,000; 2009 - US$14,000; 2010 - US$15,000; 2011 - US$16,000; 2012 - US$17,000) and is required to fund all exploration costs of property to maintain its option.

During the year ended August 31, 2007, the Company abandoned certain licences in the area and wrote-off $54,210 (2006 - $423,377) of costs related to the abandoned area.
	(g)	Ushirombo:

The Ushirombo property consists of four prospecting licences (2006 - four).  The Company holds 100% interest in one of these licences and through prospecting and option agreements has options to acquire interests ranging from 65% to 80% in the other three licences.  The Company is required to fund all exploration costs of the properties.

During the year ended August 31, 2007, the Company abandoned certain licences in the area and wrote-off $123,333 (2006 - $363,970) of costs related to the abandoned area.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

3.	Mineral properties and deferred exploration costs (continued):
	(h)	Mbogwe:

The Mbogwe property consists of seven (2006 - five) licences.  The Company, through prospecting and option agreements, has options to acquire interests ranging from 51% to 80% in these licences.  The Company is required to fund all exploration costs of the properties.

		During the year ended August 31, 2007, the Company abandoned certain licences in the area and wrote-off $334,538 (2006 - nil) of costs related to the abandoned area.
	(i)	Biharamulu:

The Biharamulu property consists of seven (2006 - six) prospecting licences.  The Company has a 100% interest in two of these licences and through prospecting and option agreements has options to acquire interests ranging from 51% to 65% in the other five licences.  The Company is required to fund all exploration costs of the properties.  Three of the licences are subject to the option agreement with MDN (note 3(l)).

		During the year ended August 31, 2007, the Company abandoned certain licences in the area and wrote-off $10,802 (2006 - nil) of costs related to the abandoned area.
	(j)	Other:

The Company’s other properties consist of 136 prospecting licences.  The Company has options to acquire interests in these properties ranging from 51% to 100%.  To maintain these options and licences, the Company must make the following future payments to maintain its options:

		2008	$ 378,500
		2009	378,500
		2010	398,500
		2011	418,500
		2012	279,000
		Thereafter	305,000

			$ 2,158,500

		During the year ended August 31, 2007, the Company abandoned certain licences in these areas and wrote-off $664,671 of costs related to the abandoned area.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

3.	Mineral properties and deferred exploration costs (continued):
	(k)	Joint venture with Barrick Exploration Africa Ltd. (“BEAL”):

BEAL had the option to acquire the total rights, titles and interests of the Company in prospecting licences in various properties, herein called the BEAL project.  In exchange for this option, BEAL paid US$100 to the Company.  To maintain and exercise the option, BEAL was required to incur US$250,000 in exploration and development costs on the BEAL project within a year of closing the agreement (completed), and thereafter, BEAL must expend US$50,000 each year for each retained prospecting licence.  In addition, BEAL must make the following annual payments to the Company for each retained prospecting licence:

		December 2006 and subsequent years	US$40,000

Within thirty days after commercial production, BEAL must pay the Company US$1,000,000 and an additional US$1,000,000 on each of the next two years.  BEAL will also pay the owner of the licence 1.5% of net smelter returns.

The Company has received from BEAL notices of relinquishment for all rights, titles, and interests in all but one prospecting license included in the option agreement.
As at August 31, 2007, the one remaining prospecting licences in the BEAL project, is located at Itetemia.
	(l)	Option Agreement with MDN Ltd. (“MDN”):

On January 20, 2003, as amended on March 18, 2003 and January 9, 2007, the Company entered into an agreement with MDN granting MDN the exclusive option to acquire the total rights, titles and interests of the Company in certain prospecting licences.  To maintain and exercise the option, MDN must make annual payments for each retained prospecting licence, incur minimum exploration and development expenditures and certain drilling requirements, undertake all obligations of the Company in respect of the licences and complete a feasibility study by December 31, 2009.  Upon exercise of the option, the Company shall retain a net smelter return royalty fluctuating between 0.5% to 2% depending on the price of gold.

As at August 31, 2007, of the five prospecting licences optioned to Northern, three are located in Biharamulu and two are located in Tulawaka.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

4.	Equipment and leasehold improvements:

	2007	Cost	Accumulated amortization	Net book value

	Drilling equipment	$569,260	$93,136	$476,124
	Automotive equipment under capital lease	214,712	35,480	179,232
	Automotive	174,244	116,009	58,235
	Computer equipment	114,014	83,963	30,051
	Machinery and equipment	143,528	75,735	67,793
	Leasehold improvements	6,874	5,517	1,357

		$1,222,632	$409,840	$812,792

	2006	Cost	Accumulated amortization	Net book value

	Drilling equipment	$564,311	$55,185	$509,126
	Automotive under capital lease	214,712	22,678	192,034
	Automotive	143,715	103,805	39,910
	Computer equipment	104,961	74,800	30,161
	Machinery and equipment	157,171	64,508	92,663
	Leasehold improvements	6,873	4,958	1,915

		$1,191,743	$325,934	$865,809

5.	Obligations under capital lease:
	During the year, the Company has financed two vehicles by entering into capital leasing arrangements. Future minimum lease obligations are due as follows:

	2008		$ 47,559
	2009		47,560
	2010		40,515

	Net minimum lease payments (US$127,866)		135,634
	Less amount representing interest at 9.0%		(22,927)

	Present value of net minimum capital lease payments		112,707
	Current portion		36,795

			$ 75,912

	Interest of $14,687 (2006 - $17,242; 2005 - $3,040) relating to obligations under capital lease has been included in interest expense.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

6.	Income taxes:
Substantially all differences between actual income tax recovery of nil (2006 – nil; 2005 - $647,565; 2004 - nil) and the expected income tax recovery relate to losses not recognized for tax purposes.
The tax effects of significant temporary differences which would comprise tax assets and liabilities at August 31, 2007 and 2006 are as follows:

2007	2006

Future income tax assets:
Equipment	$72,000	$74,000
Non-capital losses for tax purposes	3,481,000	2,679,000
Capital losses for tax purposes	39,000	40,000
Resource related deductions carried forward	3,318,000	3,300,000
6,910,000	6,093,000

Valuation allowance	(6,910,000)	(6,093,000)

Net future income tax assets	$-	$-

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  In assessing the recoverability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible.

At August 31, 2007, the Company has non-capital losses for Canadian income tax purposes of approximately $7,862,000, which are available to carry forward to reduce future years’ taxable income.  These income tax losses expire as follows:

2008	$ 694,000
2009	733,000
2010	1,508,000
2014	914,000
2015	997,000
2026	1,628,000
2027	1,388,000

$ 7,862,000

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

6.	Income taxes (continued):
	The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

		2007	2006	2005

	Combined basic Canadian federal and provincial statutory income tax rates including surtaxes	35%	35%	34%

	Statutory income tax rates applied to accounting income	$(1,372,000)	$(1,514,000)	$(1,217,000)

	Increase (decrease) in provision for income taxes:
	Valuation allowance	817,000	402,000	432,000
	Foreign tax rates different from statutory rate	107,000	124,000	106,000
	Permanent differences and other items	(77,000)	296,000	545,000
	Loss expired in year	187,000	201,000	782,000
	Change in statutory tax rates	338,000	491,000	-
		1,372,000	1,514,000	1,865,000

	Recovery/(provision) for income taxes	$-	$-	$648,000

	Effective rate of income taxes	0%	0%	0%

The Company has a capital loss carry forward of approximately $250,000 which is available indefinitely to reduce future capital gains for tax purposes and resource pools of approximately $10,704,000 which are available indefinitely to reduce future income tax for tax purposes.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

7.	Share capital:
	(a)	Authorized:
		91,000,000 common voting shares with no par value (2006 - 91,000,000; 2006 - 91,000,000)
	(b)	Issued common shares, warrants and share subscriptions:

			Number of shares	Amount

		Balance, August 31, 2004	82,464,037	$42,145,471
		Issued for cash	2,204,517	2,625,000
		Stock options exercised	107,500	69,325

		Balance, August 31, 2005	84,776,054	44,839,796
		Issued for cash	793,468	5,513,979
		Issued for share subscriptions previously received	379,053	813,828
		Stock options exercised	292,500	229,675

		Balance, August 31, 2006	86,241,075	51,397,278
		Issued for cash	129,599	750,000
		Issued for share subscriptions previously received	110,525	750,000
		Stock options exercised	75,000	59,250
		Issued pursuant to Restricted Stock Unit plan	32,242	231,627
		Issued for mineral property acquisition	160,052	925,124

		Balance, August 31, 2007	86,748,493	$54,113,279

In February 2005, the Company completed a private placement pursuant to a subscription agreement with the Company’s chairman and CEO for the sale of between $1,500,000 to $3,000,000 worth of common shares of the Company in 24 separate monthly closings.  The sales price of the common shares was equal to the five day weighted average trading price for the last five consecutive trading days of each month immediately preceding the closing date.  Each closing was to be between $62,500 to $125,000.  As at August 31, 2005, the Company has issued in total 2,137,629 common shares and received $2,950,000 pursuant to this subscription agreement.

During the year ended August 31, 2005, the chairman and CEO also subscribed for an additional 819,000 common shares at a price of $1.221 per share, resulting in gross proceeds of $1,000,000 to the Company.

During the year ended August 31, 2006, the Chairman and CEO completed a private placement subscription agreement for 107,124 common shares at a price of $9.335 per share, resulting in gross proceeds of $1,000,000 to the Company.

On February 23, 2006 the Chairman and CEO completed a private placement subscription agreement for 183,440 common shares of the Company at $7.844 per share, resulting in gross proceeds of $1,438,903 to the Company.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

7.	Share capital (continued):
	(b)	Issued common shares, options and share subscriptions (continued):

On September 30, 2005 the Chairman and CEO completed a private placement subscription agreement for 442,478 common shares of the Company at $2.147 per share, resulting in gross proceeds of $950,000 to the Company.

Also during the year ended August 31, 2006, a third party purchased 215,820 common shares at $6.667 per share for gross proceeds to the Company of $1,458,872.

On August 8, 2006 the Company entered into a private placement subscription agreement with the Chairman and CEO for the purchase of an aggregate of $3,000,000 worth of common shares of the Company in eight separate quarterly tranches of $375,000 each.  The initial quarterly period commenced February 1, 2007.  From February 1 to August 31, 2007, 129,599 shares were issued for proceeds of $750,000 to the Company and at August 31, 2007 there are six tranches that have not been issued.

On February 13, 2007, the Company completed a private placement subscription agreement with the Company’s chairman and CEO for the sale of $3,000,000 worth of common shares in eight separate quarterly closings.  The sales price of the common shares was equal to the five day weighted average trading price for the last five consecutive trading days of each quarter immediately preceding the closing date.  As at August 31, 2007, the Company had issued 129,599 shares for cash proceeds of $750,000 pursuant to this agreement.  As at August 31, 2007, the Company received $2,344,971 (2006 - $750,000) from the Chairman and CEO pursuant to this private placement subscription agreement for which shares had not been issued.  These funds were recorded as share subscriptions received at August 31, 2007.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

7.	Share capital (continued):
	(c)	Stock options:

The Company has a stock option plan which is administered by the board of directors and options are granted at their discretion.  The number of shares reserved, set aside and available for issue under the plan should not exceed 8,109,132 or such greater number of shares as may be determined by the board and approved, if required, by the shareholders of the Company and by any relevant stock exchange or regulatory authority.  Options must expire no later than five years from the date such options are granted.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating directors, officers and employees of the Company and to closely align the personal interests of those directors, officers and employees with those of the shareholders.  Stock option activity during the three years ended August 31, 2007 was as follows:

			Number of shares	Weighted average price

		Outstanding, August 31, 2005	417,500	$ 0.79
		Exercised	(292,500)	0.79
		Cancelled	(50,000)	0.79

		Outstanding, August 31, 2006	75,000	0.79
		Exercised	(75,000)	0.79

		Outstanding, August 31, 2007	-	$ -

As of April 3, 2003, the Board resolved that the Company will not grant any further options under the Stock Option Plan and that upon exercise or expiration of all stock options currently outstanding, the Stock Option Plan be terminated.  The last of the remaining stock options outstanding under the Stock Option Plan were exercised in 2007 and the Stock Option Plan has been terminated.

	(d)	Employee stock ownership plan:

On May 1, 2003, the Company established a non-leveraged employee stock ownership plan (ESOP) for all eligible employees, consultants, and directors.  The Company matches 100 percent of participants’ contributions up to 5 percent of the participants’ salaries and 50 percent of participants’ contributions between 6 percent and 30 percent of the participants’ salaries.  All contributions vest immediately.  ESOP compensation expense for the year ended August 31, 2007 was $62,216 (2006 - $60,577) and is included in salaries and benefits expense.

	(e)	Restricted share units:

During 2006, the Company received shareholder approval to institute a Restricted Stock Unit Plan.  The Plan is designed to compensate employees and directors for their service to the Company.  Of the 500,000 shares available under the plan, 179,037 (2006 - 69,565) have been granted as of August 31, 2007.  Of the shares granted, 32,242 units vested on the first anniversary of the grant date with the remainder vesting on the third anniversary of the grant date.  Total stock-based compensation expense related to the issue of restricted stock was $408,414 (2006 - $134,311).

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

8.	Related party transactions:

In addition, to related party transactions disclosed elsewhere in these consolidated financial statements, during the year ended August 31, 2007, $207,947 (2006 - $190,887; 2005 - $44,813) was paid or payable by the Company to certain directors or entities affiliated with the directors.  The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the year ended August 31, 2007, the legal expense charged by this firm was $82,404, of which $11,000 remains payable at year end.  In addition to RSUs, directors were paid cash $102,473 (2006 - $90,687; 2005 - $92,986) for director fees.

9.	Commitments:

In addition to the property payments committed to by the Company to maintain options in certain prospecting and mining option agreements (note 3), the Company is committed to rental payments of approximately $13,200 for premises in 2008

10.	Subsequent events:

Subsequent to August 31, 2007, the Company issued 347,222 common shares at a price of $5.76 per share, to the chairman and CEO of the Company for consideration of $2,000,000 pursuant to a private placement subscription agreement date October 11, 2007.

On November 13, 2007, the third tranche of the $3 million private placement with the Company’s Chairman and CEO was completed for the purchase of 63,993 common shares at a price of $5.86 per share.

11.	Reconciliation between Canadian and United States generally accepted accounting principles:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  A description of United States generally accepted accounting principles (US GAAP) and rules prescribed by the United States Securities and Exchange Commission (SEC) that result in material measurement differences from Canadian GAAP follows:

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

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(a)	Mineral property and deferred exploration cost (continued):

For Canadian GAAP purposes, cash flows relating to mineral property exploration and land use costs are reported as investing activities in the consolidated statements of cash flows.  For US GAAP purposes, these costs would be characterized as operating activities in the consolidated statements of cash flows.

During the years ended August 31, 2007 and 2006, the Company wrote down mineral property and deferred exploration costs in its consolidated financial statements prepared in accordance with Canadian GAAP (note 3).  The mineral property exploration costs incurred would previously have been expensed for US GAAP and, as such, have been added back to loss from operations under US GAAP for the years ended August 31, 2007 and 2006.

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

	(c)	Stock-based compensation:

The Company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation on September 1, 2002.  The Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation (SFAS 123) became effective for US GAAP purposes for fiscal years beginning after December 15, 1995.  The Financial Accounting Standards Board Statement No. 123R, Share-Based Payments (SFAS 123R) became effective for the Company commencing September 1, 2005.  SFAS 123R replaces SFAS 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees (APB Opinion No. 25).

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

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(c)	Stock-based compensation (continued):

SFAS 123 and SFAS 123R require the fair value of the stock options granted to non-employees to be expensed.  During the years ended August 31, 2007, 2006 and 2005, no options to non-employees were granted or vested, and accordingly, no expense was recognized for non-employee stock options.

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
		The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balance sheets and statements of operations and cash flows is summarized as follows:
		(i) Assets:
			2007	2006

		Assets, under Canadian GAAP	$25,421,472	$24,891,967
		Adjustment for mineral properties and deferred exploration (note 11(a))	(15,880,555)	(13,730,251)

		Assets, under US GAAP	$9,540,917	$11,161,716

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(d)	Reconciliation (continued):
		(ii) Share capital and share subscriptions received:
			2007	2006

		Share capital and share subscriptions received, under Canadian GAAP	$56,458,250	$52,147,278
		Adjustment for stock-based compensation for employees (note 11(c))	61,850	61,850
		Adjustment for stock-based compensation for non-employees (note 11(c))	393,078	393,078
		Adjustment for escrow shares (note 11(c))	2,300,000	2,300,000

		Share capital and share subscriptions received, under US GAAP	$59,213,178	$54,902,206

(iii) Deficit:

		2007	2006

Deficit, under Canadian GAAP		$(32,026,589)	$(28,105,120)
Adjustment for stock-based compensation for employees (note 11(c))		(61,850)	(61,850)
Adjustment for stock-based compensation for non-employees (note 11(c))		(393,078)	(393,078)
Adjustment for escrow shares (note 11(c))		(2,300,000)	(2,300,000)
Adjustment for mineral property exploration costs (note 11(a))		(15,880,555)	(13,730,251)

Deficit, under US GAAP		$(50,662,072)	$(44,590,299)
(iv) Loss and loss per share:

	Years ended August 31,
	2007	2006	2005

Loss for the year, under Canadian GAAP	$(3,921,469)	$(4,326,722)	$(2,931,063)
Adjustment for mineral property exploration costs (note 11(a))	(2,150,304)	(1,356,359)	(529,742)
Adjustment for future income taxes (note 11(b))	-	-	(150,106)

Loss for the year, under US GAAP	$(6,071,773)	$(5,683,081)	$(3,610,911)

Basic and diluted loss per share, under US GAAP	$(0.07)	$(0.07)	$(0.04)

Weighted average number of shares outstanding	86,486,098	85,666,361	83,387,939

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
(d)	Reconciliation (continued):
		(v) Cash flows:

		Years ended August 31,
		2007	2006	2005

	Cash used in operating activities, under Canadian GAAP	$(2,480,485)	$(2,075,770)	$(1,939,133)
	Adjustment for mineral properties and deferred exploration (note 11(a))	(2,324,338)	(2,545,075)	(1,515,911)

	Cash used in operating activities, under US GAAP	$(4,804,823)	$(4,620,845)	$(3,455,044)

	Cash used in investing activities, under Canadian GAAP	$(2,202,358)	$(2,585,522)	$(1,235,933)
	Adjustment for mineral properties and deferred exploration (note 11(a))	2,324,338	2,545,075	1,515,911

	Cash provided by (used in) investing activities, under US GAAP	$121,980	$(40,447)	$279,978
(e)	Recent pronouncements:
	(i)

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainties and Income Taxes (FIN 48).  FIN 48 clarifies the accounting for uncertainties in income taxes and under SFAS 109, Accounting for Income Taxes by defining a criteria that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements.  Additionally, it provides guidance on measurement, derecognition, classification, interests and penalties, accounting in interim periods, disclosure and transition.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company has not yet determined the effects of adopting FIN 48.

	(ii)

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157).  SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  The Company has not yet determined the effect of adoption of SFAS 157.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
(e)	Recent pronouncements (continued):
(ii)

In February 2007, the FASB issued FAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities including and amendment of FASB Statement No. 115 FAS 159 which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates.  A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.  This statement is expected to expand the use of fair value measurement, FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the Company’s first quarter ended November 30, 2008.  The Company is currently evaluating the impact that FAS 159 will have on its consolidated financial statements.

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

Date:  November 27, 2007

signed “James E. Sinclair”

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

November 27, 2007

signed “Regina Kuo-Lee”

Regina Kuo-Lee,

Chief Financial Officer

(Principal Financial Officer)

Exhibit 13

CERTIFICATION

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF

TITLE 18,UNITED STATES CODE)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of Title 18, United States Code), each of the undersigned officers of Tanzanian Royalty Exploration Corporation (the “Company”), does hereby certify with respect to the Annual Report of the Company on Form 20-F for the year ended August 31, 2007  as filed with the Securities and Exchange Commission (the “Form 20-F”) that, to the best of their knowledge:

(1)

the Form 20-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:

November 27, 2007

signed “James Sinclair”

James E. Sinclair,

Chairman and Chief Executive Officer

(Principal Executive Officer)

signed “Regina Kuo-Lee”

Regina Kuo-Lee,

Chief Financial Officer

(Principal Financial Officer)