Form 20-F
period 2008-08-31
TANZANIAN ROYALTY EXPLORATION CORP
filed 2008-12-01
CIK 1173643

U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________________

FORM 20-F

_________________________

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

August 31, 2008

[   ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

[   ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 16(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ___________

 to __________

.

Commission File Number 001-32500

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

The number of outstanding Common Shares as of August 31, 2008 was

 88,114,352

.

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

24

Lunguya Project Area

27

Tulawaka Project Area

30

Lake Victoria Goldfield Properties

31

Item 5.

Operating and Financial Review and Prospects

40

A.

Operating Results

41

B.

Liquidity and Capital Resources

42

C.

Research and Development, Patents and License, etc.

44

D.

Trend Information

44

E.

Off Balance Sheet Arrangements

44

F.

Tabular Disclosure of Contractual Obligations

45

Item 6.

Directors, Senior Management and Employees

45

A.

Directors and Senior Management

45

B.

Compensation

50

C.

Board Practices

52

D.

Employees

58

E.

Share Ownership

58

Item 7.

Major Shareholders and Related Party Transactions

60

A.

Major Shareholders

60

B.

Related Party Transactions

60

C.

Interest of Experts and Counsel

62

Item 8.

Financial Statements

62

A.

Consolidated Statements and Other Financial Information

62

- ii -

B.

Significant Changes

63

Item 9.

The Offering and Listing

63

A.

Offering and Listing Details

63

B.

Plan of Distribution

64

C.

Markets

65

D.

Selling Shareholders

65

E.

Dilution

65

F.

Expenses of the Issue

65

Item 10.

Additional Information

65

A.

Share Capital

65

B.

Articles of Association and Bylaws

66

C.

Material Contracts

68

D.

Exchange Controls

69

E.

Taxation

70

F.

Dividends and Paying Agents

77

G.

Statement by Experts

77

H.

Documents on Display

77

I.

Subsidiary Information

77

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

78

Item 12.

Description of Securities Other than Equity Securities

78

Part II

79

Item 13.

Defaults, Dividend Arrearages and Delinquencies

79

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

79

Item 15.

Controls and Procedures

79

Item 16.

[Reserved]

80

Item 16 A.

Audit Committee Financial Expert

80

Item 16 B.

Code of Ethics

80

Item 16 C.

Principal Accountant Fees and Services

80

Item 16 D.

Exemptions from the Listing Standards for Audit Committees

81

Item 16 E.

Purchase of Equity Securities by the Issuer and Affiliated Purchasers

81

Part III

81

Item 17.

Financial Statements

81

Item 18.

Financial Statements

81

Item 19.

Exhibits

81

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

For each of the years in the five year period ended August 31, 2008, the information in the tables was extracted from the more detailed audited financial statements of the Company.

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

The following is a summary of certain selected financial information for the Company’s five most recently completed fiscal years (in Canadian dollars, except number of shares):

Canadian GAAP

For the Fiscal Year ended August 31
	2008	2007	2006	2005	2004
Operations:

Revenues	$ --	$ --	$ --	$ --	$ --

Net loss	(3,698,045)	(3,921,469)	(4,326,722)	(2,931,063)	(1,616,364)

Basic and diluted loss per share	(0.04)	(0.05)	(0.05)	(0.04)	(0.02)

Balance sheet:

Working Capital	1,264,534	1,546,075	2,838,273	1,388,906	1,918,901

Total Assets	26,956,294	25,421,472	24,891,967	22,257,683	22,092,373

Net Assets	26,380,456	24,742,582	24,176,291	21,875,226	21,298,136

Share Capital	61,705,400	54,113,279	51,397,278	44,839,796	42,145,471

Number of Shares	88,114,352	86,748,493	86,241,075	84,776,054	82,464,037

Deficit	(35,724,634)	(32,026,589)	(28,105,120)	(23,778,398)	(20,847,335)

U.S. GAAP

For the Fiscal Year ended August 31
	2008	2007	2006	2005	2004
Operations:

Revenues	$ --	$ --	$ --	$ --	$ --

Net loss	(5,738,430)	(6,071,773)	(5,683,081)	(3,610,911)	(2,779,514)

Basic and diluted loss per share	(0.07)	(0.07)	(0.07)	(0.04)	(0.03)

Balance sheet:

Working Capital	1,264,534	1,546,075	2,838,273	1,388,906	1,918,901

Total Assets	9,044,354	9,540,917	11,161,716	9,883,791	10,248,223

Net Assets	8,459,516	8,862,027	10,446,040	9,501,334	9,604,092

Share Capital	64,460,328	59,213,178	54,902,206	48,408,552	44,900,399

Number of Shares	88,114,352	86,748,493	86,241,075	84,776,054	82,464,037

Deficit	(56,400,502)	(50,662,072)	(44,590,299)	(38,907,218)	(35,296,307)

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

Year Ended: August 31	Average	Period End	High	Low

2004	1.3015	1.2034	1.4003	1.1714
2005	1.2321	1.1893	1.3071	1.1775
2006	1.147	1.1066	1.196	1.0989
2007	1.120	1.0560	1.1852	1.0372
2008	1.006	1.0645	1.0677	0.9168

The following table sets forth the high and low exchange rate for the past six months.  As of August 31, 2008, the exchange rate was CDN $1.0645 for each US$1.

Month	High	Low
October 2008	1.2942	1.0607
September 2008	1.0797	1.0338
August 2008	1.0677	1.0251
July 2008	1.0261	1.002
June 2008	1.0282	1.0011
May 2008	1.0187	0.984

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

We have incurred net losses since our inception and expect losses to continue.  We have not been profitable since our inception.  For the fiscal year ended August 31, 2008, we had a net loss of $3,698,045  and an accumulated deficit on August 31, 2008 of $35,724,634.  The Company has not generated revenues from operations during fiscal year 2008 and does not expect to generate revenues from operations until one or more of its properties are placed in production. There is a risk that none of the Company’s properties will be placed in production, and that the Company’s operations will not be profitable in the future.

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

We have requirements for and there is an uncertainty of access to additional capital.  At August 31, 2008, the Company had cash of $1,195,237 and working capital of $1,264,534.   The Company will continue to incur exploration costs to fund its plan of operations and intends to fund its plan of operations from working capital and equity subscriptions from the Company’s Chairman and C.E.O.  Ultimately, the Company’s ability to continue its exploration activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing agreements or some combination of these or other means.

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

Conflicts of interest may arise among our board of directors.  Marek J. Kreczmer, Ulrich E. Rath,   Anton Esterhuizen and Norman Betts, directors of the Company, are also directors, officers, or shareholders of other companies that are similarly engaged in the business of acquiring, developing, and exploiting natural resource properties.  Mr. Kreczmer is a director of Hana Mining Inc., a Canadian company exploring for minerals in Botswana. Mr. Ulrich Rath is the President and CEO and Director of Chariot Resources Ltd., a junior resource company focused on the exploration, acquisition and development of copper and precious metal mineral deposits in the Andes region of Latin America.  Mr. Esterhuizen is the Managing Director of Pangea Exploration (Pty.) Ltd., a South African company exploring for minerals in Africa and South America.  He is also a Director of NWT Uranium Corp.   Dr. Betts serves as Chair of the Board of Directors of Starfield Resources Inc. and as a director and member of the Audit Committee of Adex Mining Inc. Such associations may give rise to conflicts of interest from time to time if the Company were to enter into negotiations to acquire an interest in a mineral project in which their other companies hold an interest, or the Company were to enter into negotiations to sell or joint venture an interest in its mineral properties to any of these companies.  The directors of the Company are required to act honestly and in good faith with a view to the best interests of the Company and disclose any interest which they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.

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

Failure to Maintain Effective Internal Controls Could Have a Material Adverse Effect on Our Operations.  We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting, and a report by our independent Auditors addressing these assessments. During the course of our testing we may identify material weaknesses which we may not be able to remediate for our annual compliance with the requirements of Section 404.  If we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.

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

In January 2007 the Company concluded an option royalty agreement with Sloane Developments Ltd. (“Sloane”), a UK-based company for its Itetemia and Luhala gold projects.  Under the option agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90% to 100% in ten (10) (now eleven (11)) prospecting licenses in the Lake Victoria greenstone belt of Tanzania.  Six (6) of these licenses comprise the Luhala Project (all for a 100% interest) while the remaining four (4) (now five (5)) licenses constitute the Itetemia Project (all for a 90% interest) which is adjacent to Barrick’s Bulyanhula gold mine.

The Itetemia Property, located in Tanzania, consists of nine (9)  contiguous prospecting licenses.  One prospecting licence  is subject to a 3% net smelter royalty.  The Company has a 90% interest in one of the other prospecting licences which is subject to a 2% royalty interest.

The Luhala property, also located in Tanzania, consists of six (6) contiguous prospecting licenses.

In 2003 the Company signed a royalty and option agreement covering prospecting licenses in the Lake Victoria goldfields area of Tanzania with MDN.  There are currently six prospecting licensees subject to this agreement.  Under the agreement, MDN holds the right to earn 100% of the Company’s underlying interest in the licenses for an up-front cash payment, plus option payments and property expenditures for each retained licence over the five year life of the agreement.   MDN must also complete a feasibility study and make a production decision by December 31, 2009 and achieve production within 18 months or be subject to cash penalties in lieu of royalty payments.  By agreement between the parties dated January 9, 2007, in consideration for extending the production decision date from December 31, 2008 to December 31, 2009, MDN issued 125,000 common shares of MDN to the Company.  The Company retains the right to escalating net smelter royalties on commercial production that are tied to the price of gold and range from 0.5% below US$250 per ounce to a maximum of 2% at US$380 per ounce.

The Kigosi Project area encompasses approximately 800 square miles and includes twenty (20) prospecting licenses.  RC drilling continued on the Company’s  Kigosi property during fiscal 2008.   The Company previously discovered three new gold occurrences on the Kigosi Property (forming a part of the Company’s Lake Victoria Goldfield Properties held through it’s subsidiary, Tanzania American International Development Corporation (“Tanzam”).  See “Lake Victoria Goldfield Properties” for further details.

The Company currently has royalty agreements with three industry partners covering 19 prospecting licences; one (now two) of these prospecting licences are under agreement with Barrick Gold Corporation; five (now six) prospecting licenses with MDN Inc. (“MDN”) (formerly Northern Mining Explorations); and 11 with Sloane Developments Inc.

At the present time, the Company’s land position totals 149  prospecting licenses and new and renewal applications in the Lake Victoria Greenstone Belt and Kabanga/Kagera Nickel Belt regions of Tanzania covering an area of approximately 10,000 square kilometers.

Significant Acquisitions and Significant Dispositions

The Company’s principal capital expenditures and divestitures (including interests in other companies and amounts invested) for the last three fiscal years are described as follows:

In April 2005 the RC/RAB drill rig purchased by the Company was delivered and drilling commenced shortly thereafter.  The Company purchased the drill rig primarily for availability and custom design for function. Presently, the availability in Tanzania for contract exploration drilling is tight.  Further the Company believes that its operators of the equipment will be of a higher quality than those services provided by a unrelated the contractor.  Even though the Company did not acquire the drilling rig to save costs, after initial use, the Company believes that it is experiencing some reduction in drilling costs compared to those costs charged by a third party.  The Company does not believe that the acquisition of the drilling rig will have an impact on the Company cash flows or results of operations.

Also during fiscal 2005, the Company acquired prospecting licenses in the Kabanga Nickel region.  Currently prospecting licenses and new prospecting licence and renewal applications cover an area in excess of 4,000 sq.km. in the Kabanga Nickel region. In October 2006 the Company reported it had prioritized exploration targets on its holdings in the Kibara Nickel Belt following an examination of historical data.  In addition, the company continues to seek qualified third parties to enter into contract negotiations for its nickel licences.

The Company entered into a Purchase and Sale Agreement (the “Agreement”) with Ashanti Goldfields Cayman Limited (“Ashanti”) dated September 26, 2006 for the repurchase of its rights to the Kigosi property, including all related camp and equipment, along with the purchase of a non-associated property, the Dongo, from Ashanti in a transaction valued at US$900,000. The price of the acquisition will be satisfied by the issuance to Ashanti a total of 180,058 common shares of the Company, in two tranches and subject to certain conditions consisting of (i) the issuance and allotment of 160,052 common shares to be issued in consideration of the transfer to the Company of the Kigosi Rights, as defined in the Agreement and (ii) subject to receipt of ministerial consent from the Tanzanian government to the transfer from Ashanti to the Company of the Dongo Rights, as defined in the Agreement, the issuance and allotment to Ashanti of 20,006 common shares of the Company.  As at August 31, 2008, the issuance of 20,006 common shares remains outstanding.

In January 2007 the Company concluded an option royalty agreement with Sloane Developments Ltd. (“Sloane”), a UK-based company for its Itetemia and Luhala gold projects.  Under the option agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90% to 100% in ten (10) (now eleven (11)) prospecting licenses in the Lake Victoria greenstone belt of Tanzania.  Six (6) of these licenses comprise the Luhala Project (all for a 100% interest) while the remaining four (4) (now five (5)) licenses constitute the Itetemia Project (all for a 90% interest) which is adjacent to Barrick’s Bulyanhula gold mine.

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

Further, in May 2007, the Company entered into a Management Services Agreement with Sloane.  Under the Management Services Agreement, a wholly-owned subsidiary of Tanzanian Royalty will carry out field and exploration work on the Kisunge and Shilalo Hills targets within the Luhala Project Area and similar work at the Golden Horseshoe Reef Project (Itetemia).  The majority of the exploration work will consist of RC and diamond drilling along with limited ground geophysics. In addition, Tanzanian Royalty agreed to assist with grassroots exploration on other licenses in the agreement subject to the availability of staff and equipment.  The Management Services Agreement with Sloane expired May 19, 2008.

Exploration activities continued during 2008 on the Company’s properties located throughout the Lake Victoria Greenstone Belt.  Drilling with the Company’s RC/RAB drill was conducted primarily on the Kigosi property.  There were no significant property acquisitions during the period.

For the year ended August 31, 2008 the Company reported a net loss of $

3,698,045.  A total of $672,478 of mineral properties and deferred exploration expenses was written off relating to abandoned mineral properties.  The Company’s total capital lease obligation as at August 31, 2008 is $82,061.  The Company incurred net deferred exploration expenditures of $2,573,194 during the year ended August 31, 2008.

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

The Company’s general area of interest has been in the exploration of gold properties, with a primary focus on exploring for gold properties in Tanzania.    At the present time, the Company is exploring 149 mineral resource properties in the Lake Victoria Greenstone Belt and Kabanga/Kagera Nickel Belt regions of Tanzania. Tanzania remains the prime focus of the Company’s activities.  Other corporations, including Barrick Gold Corporation (“Barrick”), Ashanti Goldfields Limited (“Ashanti Goldfields”), MDN, and Newmont Overseas Exploration Corporation have funded  some  of the  work on the Company’s properties in this area since 1999 under option arrangements, with the exception of properties explored by subsidiary company Tanzania American International Development Corporation 2000 Limited (“Tanzam”) which were privately funded.  The Company currently has royalty agreements with three industry partners covering 19 prospecting licences; two of these prospecting licences are under agreement with Barrick Gold Corporation; 6 prospecting licenses with MDN Inc.; and 11 with Sloane Developments Inc.

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

During 2008 fiscal year, the Company continued evaluation of all prospecting licenses in its portfolio with a view of offering some of them for royalty agreements to other mining companies.  The evaluation of their potential comprises geological mapping, soil sampling and geophysical interpretations.

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

Property Description and Location

The Itetemia Property currently consists of nine (9) contiguous prospecting licenses and/or new and renewal applications, covering approximately 59 km2.

The rental payments and minerals permitted to be pursued under such licenses are summarized below:

Prospecting License	Annual Rentals	Minerals Covered
Ngula North PL 2374/03; 5050/08	US$197.10** US$130.80	All except building materials and gems
Itetemia*** PL 4821/07(formerly 1450/2000) PL 2523/04; HQP-15478 PL 3308/05* (HQG-15543); HQP-18525	US$184.80 US$278.40** US$92.00 US$94.00	All except building materials and gems
Ngula*** PL 1612/00* (HQP-16413) PL 2578/04* (HQG-15061)	US$116* US$88.20**	All except building materials and gems
Itetemia North*** PL 2038/02* (HQG-15255); HQP-17062PL 4515/07	US$84.20 US$85.60 US$171.46	All except building materials and gems

*

While the licenses have expired, the Company has applied for a renewal and has no reason to believe that such renewal applications will not be granted in the ordinary course.

**

First renewal annual rental fees = US$30/sq.km.

***New prospecting licences have been or will be issued

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

9.

As amended July 2005, Tancan shall pay to Stamico the sum of US$15,000 on or before July 12 of 2006 and 2007 and ending upon commercial production, provided that commercial production commences by December 31, 2007, failing which the aforementioned payment shall be revisited.  As expected, commercial production did not commence by December 31, 2007.    The annual option fee was renegotiated to $25,000 per annum until commercial production.

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

History

The exploration history of the Itetemia Property from 2005 to 2008 is summarized as follows:

Itetemia Exploration History Synopsis

Year	Operator	Work Performed
2005	Tancan	Reviewed reports received from Barrick detailing the exploration work they conducted on the property to November 2004.
2006	Tancan	In-house evaluation. 4-hole diamond drill program
2007	Sloane Developments Ltd.	Planned 2000 m RC drill program and 3000 m infill diamond drilling program.

2008	Sloane Developments Ltd.	First phase drill program consisted of 10 Reverse Circulation (RC) aggregating 1,489 metres. Eight diamond drill holes were drilled totalling 2,286.5 metres.

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

Exploration

Since entering into the option agreement with Sloane, Sloane has carried out exploration work on the Itetemia properties under option to Sloane.

Subsequent to the option agreement with Sloane, the two parties entered into a Management Services Agreement whereby a wholly-owned subsidiary of Tanzanian Royalty will carry out field and exploration work on the Kisunge and Shilalo Hills targets within the Luhala Project Area and similar work at the Golden Horseshoe Reef at Itetemia. The Management Services Agreement expired in May 2008.

The majority of the exploration work consisted of reverse circulation (RC) and diamond drilling along with limited ground geophysics.  Exploration crews were mobilized to the Itetemia Project in August 2007 and drilling commenced in mid-September.  The first phase drill program completed 10 RC holes aggregating 1,489 metres and eight diamond drill holes totalling 2,286.5 metres.    The drill program targeted the shallowest part of the previously established Golden Horseshoe Reef with a view to developing an open pit resource with a notional floor level of 200 metres below surface.  In support of preparation of a resource estimate, drill holes were sited to provide data at grid points at or below 50 x 50 metres spacing.  A number of deeper holes were also sited to test the extent of the mineralized body at depth and along strike.  Sloane Developments have advised that before funding a second phase drill program, it intends to complete a 43-101 compliant resource estimate to facilitate planning for the Phase 2 drill program.

In December 2007 the company announced highlights of the Itetemia drill program conducted on behalf of Sloane Developments. In the first phase drill program, 10 Reverse Circulation (RC) holes were completed aggregating 1,489 metres along with eight diamond holes totalling 2,286.5 metres. The drill program targeted the shallowest part of the previously established Golden Horseshoe reef with a view to developing an open pit resource with a notional floor level of 200 metres below surface. The highlights of the drilling are listed in the following table:

RC Drilling Highlights:

Hole No	From (m)	To (m)	*Intercept (m)	Gold g/t	Including	Comments
GHRC-001	97	102	5	1.69		SE shoot margin
GHRC-002	106	127	21	1.79	9m @ 3.04	In shoot
GHRC-003	133	158	25	2.04	13m @ 2.99	In shoot
GHRC-004	92	107	15	4.33	8m @ 7.58	In shoot
GHRC-005	104	136	32	2.83	20m @ 3.88	In shoot
GHRC-006	127	140	13	7.68	4m @14.67	In shoot
GHRC-007	76	100	24	0.90	7m @ 1.49	NW shoot margin
GHRC-009	65	85	20	0.50		NW shoot margin

Diamond Drilling highlights:

Hole No	From (m)	To (m)	*Intercept (m)	Gold g/t	Including	Comments
GHDD-033	149.55	170.13	20.58	3.00	2m @9.83	In shoot
GHDD-034	331.26	349.24	17.98	2.56	1m @14.60	In shoot
GHDD-035	211.13	229.50	18.37	0.90	2.17m @2.60	NW shoot margin
GHDD-036	274.88	286.26	11.38	0.60	4.66m @1.13	NW shoot margin
GHDD-037	189.50	216.97	27.46	2.20	1.00m @20.30	In shoot
GHDD-038	235.83	260.30	24.47	1.78	5.02m @4.08	In shoot
GHDD-039	229.67	259.60	29.93	2.01		In shoot
GHDD-040	2 33.00	253.60	20.60	1.93	11m @2.79	In shoot

*True thicknesses for these intersections are approximately 50 percent of down hole thicknesses.

The Company has incurred total net costs (after any recoveries and write offs) of $6,208,311 on the Itetemia Property to August 31, 2008.

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

Property Description and Location

The Luhala property is located in Misungwi District of Mwanza Region of Tanzania (see property location map).  It lies approximately 70 kilometres south of the city of Mwanza.  The Luhala property consists of seven (7) prospecting licenses and/or new and renewal applications (namely, Luhala PL 1451/00, Luhala PL 2519/04, Luhala PL 3315/05, HQP-15477,  Shilalo PL 4575/07, Ngobo PL 1559/00 and Sima PL 1560/00).  These prospecting licenses are in good standing with respect to required filings and payments with the Government of Tanzania.

The Company has a 100% interest in the Luhala prospecting license, and has earned the right to acquire a 100% interest in the Ngobo and Sima prospecting licenses by making a series of payments to the property holder, Widescope Promotion Ltd. (“Widescope”), totaling US$120,000 over six years for the Ngobo license and US$84,000 over six years for the Sima license, which payments have now been completed.  Widescope retains a 2% net smelter returns royalty on both the Ngobo and Sima licenses, which the Company may buy back, in each case, one-half (i.e. 1%) for US$1,000,000. For the Shilalo license, the Company has earned the right to acquire  a 100% interest by having made a series of payments to the property owner totaling US$16,000.  The Shilalo property owner retains a 2% net smelter return royalty, of which the Company may buy back one-half (i.e.1%) for US$250,000.

Each of the prospecting licenses forming the Luhala property has the following mandatory annual work and rental payments:

Prospecting License	Annual Rentals	Minerals Covered
Luhala PL 1451/00** (Appl. 4922) PL 2519/04; HQP-15477 PL 3315/05 (HQG-15545); HQP-18526	US$277.20 US$277.20 US$207.00* US$140.00	all excluding building materials and gems
Shilalo PL 4575/07	US$37.90	all excluding building materials and gems
Ngobo PL 1559/00**	US$120	all excluding building materials and gems
Sima PL 1560/00**	US$205.80	all excluding building materials and gems

* First renewal annual rental fees = US$30/sq.km.

**

While the license has expired, the Company has applied for a new license and has no reason to believe that such new licence will not be granted in the ordinary course.

The Luhala property covers an area of approximately 60 square kilometres.  The target on the Luhala property is gold stockwork mineralization associated with felsic rock units in dilational structures.

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

History

Luhala has had a significantly more protracted exploration history than Lunguya, beginning with the initial exploration by the then Tanganyikan Geological Survey in 1947.  The exploration history of Luhala since 2005 may be summarized as:

LUHALA EXPLORATION HISTORY SYNOPSIS

Year	Operator	Work Performed
2005	Tancan	Re-logged all drill holes and trenches. Drill preparation.
2006	Tancan	Diamond drilling, RC drilling
2007	Sloane Developments Ltd.	Follow-up exploration planning
2008	Sloane Developments Ltd.	Data analysis

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

Exploration

In January 2007 the Company concluded an option royalty agreement with Sloane for its Luhala gold project.  Under the option agreement, the Company granted Sloane the right to earn a 100% beneficial interest six of its licenses comprise the Luhala Project.  Subsequent to that agreement, the two parties entered into a Management Services Agreement whereby a wholly-owned subsidiary of Tanzanian Royalty will carry out field and exploration work on the Kisunge and Shilalo Hills targets within the Luhala Project Area.  The Management Services Agreement expired in May 2008.

At Luhala, three principal mineralized zones have been identified: Kisunge Hill, Shilalo South, and Shilalo West.  Gold mineralization is associated with zones of diffuse silicification, localized around small scale fractures within competent chert and felsic volcanic rock units.  There has been no exploration field work carried out by the Company on the Luhala Property during the fiscal year ended August 31,

2008.  No significant exploration-related expenditures were incurred by Sloane on the Luhala property during the fiscal year ended August 31, 2008.

The Company has incurred total net costs (after any recoveries) of $4,116,047 on the  Luhala Property to August 31, 2008.

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

THE LUHALA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY PROPOSED EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Lunguya Project Area

Property Description and Location

The Lunguya Property is located in the Kahama District of Tanzania (see property location map), and the Company’s interest therein is held indirectly through Tanzam.  The Lunguya Property is situated in the Lake Victoria Greenstone Belts, approximately 100 kms by air to the southwest of Mwanza and about 15 kms south of  Bulyanhulu.  The Lunguya Property consists of nine (9)  prospecting licenses (namely, the Lunguya 1766/01, 4594/07, Lunguya East 1887/02 and 3273/05, Shilela North 2059/02 and 4074/06, Shilela  2472/04 and Lunguya West 2193/03 and 4273/07).  These prospecting licenses are in good standing with respect to required filings and payments with the Government of Tanzania.

With respect to Lunguya PL 1766/01 in January, 2003, a Shareholder’s Agreement was entered into wherein a new company, Lunguya Mining Company Limited (“LMC”), was created to form a joint venture between Northern Mining and Consultancy Company Limited (“NMCCL”), Tanzam and LMC.  Tanzam has a 60% shareholding and NMCCL has the remaining 40% shareholding in LMC.

The Lunguya Property currently covers an area of 211 square kilometres.  There are no work requirements, and property payments on each of licenses are as follows:

Prospecting License	Annual Rentals	Minerals Covered
Lunguya PL 1766/01*** (HQP-18984) PL 4594/07	US$357.20 US$375.20	All except building materials and gems

Lunguya East PL 1887/02*** (Appl. 4818) PL 3273/05** (HQG-15501; HQP-18233)	US$848.00 US$636.00	All except building materials and gems
Shilela North PL 2059/02*** (HQG-15269; HQP-17760)PL 4074/06	US$426.50 US$342.80	All except building materials and gems
Shilela PL 2472/04*	US771.30	All except building materials and gems
Lunguya West PL 2193/03*** (HQG-15443; HQP-17986) PL 4273/07	US$607.50 US$811.40	All except building materials and gems

* First renewal annual rental fees = US$30/sq.km.

** Second renewal annual rental fees = US$50/sq.km.

***While the license has expired, the Company has applied for a new license and has no reason to believe that such new licence will not be granted in the ordinary course.

Through prospecting and mining option agreements, the Company has options to acquire interests ranging from 60% to 75% in the nine (9)  licenses.  To maintain the options, the Company is required to make certain expenditures and fund all exploration costs of the properties.  At Shilela North, through a Prospecting and Mining Option Agreement signed by Tanzam dated June 25, 1999, the Company has a right to obtain a 70% working interest in this project and no royalties are required.  The payment schedule is identical at Shilela.  At Lunguya East, the Company can earn up to a 70% interest and no royalty is required.

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

History

The project was acquired by the Company in 2001 and a program of bulk leach extractable gold (BLEG) sampling, geological mapping, rock sampling, reverse circulation (RC) and diamond drilling was initiated.

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

Based on the aeromagnetic data a model has been proposed whereby a large NS trending shear zone is believed to exist below a thick black cotton soil (mbuga) cover. The thin veins associated with the Nyikoboko and Nyamakwengwe reefs probably represent secondary structures from the main shear. This idea has been tested using biogeochemistry.

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

Diamond drill and RC programs at Lunguya have demonstrated geological continuity of the Nyamakwenge West and East Reefs but weaker continuity of grade.  The difficulty in obtaining representative gold grades from small core samples of vein material containing coarse particulate gold is a well documented phenomenon.  Significant assays obtained during the 2002 diamond drill program at Lunguya are summarized in Table 2 of the Revised Luhala and Lunguya 2002 Report.  Widths in these boreholes are approximately true widths and the boreholes have been collared roughly perpendicular to the strike and dip of the mineralized structural zones.

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

Exploration

Limited exploration activities were carried out on the Lunguya property during fiscal 2008, including a total of eleven Induced Polarization (IP) gradient grids comprising 82.5 line kilometers.  As well, two soil geochemical grids totaling 413 samples were completed.  During the last fiscal quarter, the project was was reviewed and exploratory field work is ongoing.

The Company has deferred total net costs (after any recoveries and write offs) of $2,762,264 on the Lunguya Property to August 31, 2008.

THE LUNGUYA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Biharamulo/Tulawaka Project Area

The Tulawaka Project is located in the Biharamulo District of Kagera Region of Tanzania and is approximately 160 kilometres west-southwest of Mwanza.  The Biharamulo/Tulawaka Project consists of sixteen (16) prospecting licenses.   These prospecting licenses are in good standing with respect to required filings and payments with the Government of Tanzania.  Six of the Biharamulo/Tulawaka prospecting licences are under option to MDN.  The Company has incurred $18,519 in total costs on the Biharamulo Project to August 31, 2008.

The Biharamulo/Tulawaka Project covers an area of approximately 357 square kilometres.  The property lies on an east-west magnetic trend, between the Kakindu gold discovery (Ashanti) and the Tuluwaka gold discovery (Pangea).  RAB (rotary air blast) drilling on the Mnekezi property intersected mineralized chert sequences which included intersections of 5 metres @ 0.26 grams/tonne gold, 3 metres @ 0.24 grams/tonne gold and 1 metre @ 0.37 grams/tonne gold.

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

A soil geochemical program conducted by MDN Inc. on the Viyonza Project in 2007 significantly increased the size of the area previously targeted for exploration. The 102.9 km² Viyonza Project is located approximately 15 km north of the Tulawaka Gold Mine in Tanzania and is the subject of an option agreement with Tanzanian Royalty.

The Company has deferred total net costs (after any recoveries and write offs) of $673,612 on the Tulawaka Property to August 31, 2008.

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

Property Description and Location

Tanzam, a mineral investment company wholly-owned by the Company, currently holds various interests in 136 prospecting licenses in the Lake Victoria Goldfields Belts (the “LVGB”) of north-western Tanzania in order to explore for economic mineral deposits.

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

As of the date hereof, Tanzam and Tancan hold interests in the following licenses and new and renewal applications:

Book #	Licence Holder/Partner	%	Project Area	Old PL#	New PL# or Application #	Sq Km
1	Wazawa Limited	65%	Tulawaka	1846/01	1846/01	9.07
215	Wazawa Limited	65%	Tulawaka	1846/01	4911/08	3.35
217	Wazawa Limited	65%	Tulawaka	1846/01	4962/08	5.54
2	Martedo Investment	65%	Tulawaka	1795/01	1795/01	6.13
3	Afrigold Limited	65%	Tulawaka	1798/01	1798/01	18.17
4	Tanzam	100%	Tulawaka	1946/02	HQ-G15048	18
175	Tancan	100%	Tulawaka	1/2 PL 1946/02	3496/05	36.18
7	Tese Mining/F-B Minerals	51%	Biharamulo	2102/02	HQG-15329	22.5
-7	Tese Mining/F-B Minerals	51%	Biharamulo	½ PL 2102/02	HQP-17459	22.25
8	Jope Business	65%	Biharamulo	2448/04	2448/04	39.4
9	Jope Business	65%	Biharamulo	2182/03	HQG-15430	20.0
	Jope Business	65%	Biharamulo	½ 2182/03	HQP-17979	20.9
186	Tanzam (Jope Business)	65%	Biharamulo	1/2 PL 2182/03	4201/07	41.16
15	Tese Mining/ F-B Minerals	51%	Kigosi	2040/02	HQG-15254	20.0
-15	Tese Mining/ F-B Minerals	51%	Kigosi	½ 2040/02	HQP-17063	21.0

187	Tanzam (Tese Mining)	51%	Kigosi	1/2 PL 2040/02	4275/07	42.0
16	Bazo Enterprises	65%	Kigosi	1775/01	1775/01	10.06
207	Bazo Enterprises	65%	Kigosi	1/2 PL 1775/01	4632/07	9.86
157	Y. Shekwavi (Bazo Enterprises)	65%	Kigosi	2927/04	HQG-15322	9.82
-157	Y. Shekwavi (Bazo Enterprises)	65%	Kigosi	½ 2927/04	HQP-17391	9.98
17	Afrigold Limited	65%	Kigosi	1796/01	HQP-19259	21.43
212	Afrigold Limited	65%	Kigosi	1/2 PL 1796/01	4838/07	19.79
149	Hasanet Ltd. (Afrigold Limited)	65%	Kigosi	2925/04	HQG-15320	20.23
-149	Hasanet Ltd. (Afrigold Limited)	65%	Kigosi	½ 2925/04	HQP-17355	21.60
18	Martedo Investment	65%	Kigosi	2449/04	2449/04	17.14
-18	Martedo Investment	65%	Kigosi	2449/04	Appl. 4835	17.1
19	Tanzam	100%	Kigosi	2191/03	HQG-15445	35.9
-19	Tanzam	100%	Kigosi	½ 2191/03	HQP-17983	38.0
192	Tanzam	100%	Kigosi	1/2 PL 2191/03	4278/07	73.41
20	Abby’s Mining Co	65%	Kigosi	1854/2001	1854/2001	33.93
216	Abby’s Mining Co	65%	Kigosi	1/2 PL 1854/01	4938/08	33.77
159	Tanzam (Abby’s Mining Co.)	65%	Kigosi	3178/05	HQG-15482	42.0
-159	Tanzam (Abby’s Mining Co.)	65%	Kigosi	½ 3178/05	HQP-18148	44.0
21	Tanzam (Madaba Minerals Ltd.)	70%	Lunguya	1887/02	5123/08	42.20
164	Tanzam (Madaba Minerals Ltd.)	70%	Lunguya	3273/05	HQG-15501	21.2
-164	Tanzam (Madaba Minerals Ltd.)	70%	Lunguya	½ 3273/05	HQP-18233	21.2
96	Tanzam (Charles Shumbi)	70%	Kigosi	2833/04	HQG-15247	8.59
	Tanzam (Charles Shumbi)	70%	Kigosi	½ 2833/04	HQP-17012	8.69
28	Northern Mining and Consultancy	60%	Lunguya	1766/01	1766/01	17.855
203	Northern Mining and Consultancy	60%	Lunguya	1/2 PL 1766/01	4594/07	17.86
174	Tanzam (Reapa Bus. Assoc)	65%	Mbogwe	3495/05	HQG-15641	38.38
-174	Tanzam (Reapa Bus. Assoc)	65%	Mbogwe	½ PL 3495/05	HQP-19023	38.38
30	Tanzam (Abby’s Mining Co.)	65%	Lunguya	2193/03	HQG-15443	20.25
-30	Tanzam (Abby’s Mining Co.)	65%	Lunguya	½ 2193/03	HQP-17986	20.3
191	Tancan (Abby’s Mining Co.)	65%	Lunguya	1/2 PL 2193/03	4273/07	40.57
31	Tanzam (Abby’s Mining Co.)	65%	Mbogwe	2194/03	HQG-15444	34.5
-31	Tanzam (Abby’s Mining Co.)	65%	Mbogwe	½ 2194/03	HQP-17985	35.2
32	Tanzam (Abby’s Mining Co.)	65%	Mbogwe	2195/03	HQG-15442	41.1
-32	Tanzam (Abby’s Mining Co.)	65%	Mbogwe	½ 2195/03	HQP-17984	41.0
189	Tancan (Abby’s Mining Co.)	65%	Mbogwe	1/2 PL 2195/03	PL 4274/07	78.87
33	Tanzam (JSN Limited)	70%	Itetemia	1300/99	2374/03	6.57
239	Barrick (Tanzam/JSN Limited)	70%	Itetemia	½ PL 2374/03	5050/08	6.54
34	Dalles & Shamwada	65%	Biharamulo	2510/04	2510/04	51.45
-34	Dalles & Shamwada	65%	Biharamulo	2510/04	HQ-P15389	51.4
35	Germina Lukuvi	65%	Kanegele	1815/01	1815/01	9.254
36	Zahabu Investments	70%	Lunguya	2059/02	HQG-15269	8.56
-36	Zahabu Investments	70%	Lunguya	½ PL 2059/02	HQP-17760	8.56
183	Tanzam (Zahabu Investments)	70%	Lunguya	1/2 PL 2059/02	4074/06	17.14
37	Fenites Limited	70%	Lunguya	1307/99	2472/04	25.71
229	Fenites Limited	70%	Lunguya	½ PL 1307/99	5289/08	25.58
38	JSN (Afrigold Limited)	70%	Mbogwe	2455/04	5127/08	72.49
227	Afrigold Limited	70%	Mbogwe	1/2 PL 2455/04	5277/08	70.21

42	JSN Limited	65%	Kanegele	2056/02	HQG-15268	5.55
-42	JSN Limited	65%	Kanegele	½ 2056/02	HQP-17194	5.68
184	Tanzam (JSN Limited)	65%	Kanegele	1/2 PL 2056/02	4075/06	11.77
43	Afrigold Limited	65%	Kanegele	2502/04	2502/04	24.62
-43	Afrigold Limited	65%	Kanegele	1/2 PL 2502/04	HQ-P15349	25.7
45	Sigo Gems	65%	Kigosi	1853/2001	1853/2001	5.466
224	Tanzam (Sigo Gems)	65%	Kigosi	1/2 PL 1853/01	5094/08	4.94
162	Tanzam (Sigo Gems)	65%	Kigosi	3181/05	HQG-15480	5.5
-162	Tanzam (Sigo Gems)	65%	Kigosi	½ 3181/05	HQP-18147	5.5
50	Tanzam (Tamo Geo-Consult)	80%	Ushirombo	1401/99	1401/99	38.09
81	Tanzam (Tamo Geo-Consult)	80%	Ushirombo	2466/04	2466/04	37.14
218	Tancan (Tamo Geo-Consult)	80%	Ushirombo	1/2 PL 2466/04	5134/08	37.19
180	Barrick (Tanzam) (Tamo Geo-Consult)	80%	Ushirombo	3073/05	HQG-15408	18.21
-180	Barrick (Tanzam) \(Tamo Geo-Consult)	80%	Ushirombo	½ PL 3073/05	HQP-17777	18.74
51	Tanzam (Tamo Geo-Consult)	80%	Ushirombo	1402/99	4966/08	21.81
74	Tanzam (Tamo Geo-Consult)	80%	Ushirombo	3102/05	HQG-15418	10.6
-74	Tanzam (Tamo Geo-Consult)	80%	Ushirombo	½ PL 3102/05	HQP-17892	11.1
82	Tanzam (Tamo Geo-Consult)	80%	Ushirombo	2467/04	5136/08	43.36
53	Tangulf Express Ltd.	85%	Majimoto	2070/02	HQG-15278	12.64
-53	Tangulf Express Ltd.	85%	Majimoto	½ 2070/02	HQP-17208	12.21
182	Tanzam (Tangulf Express Ltd.)	85%	Majimoto	1/2 PL 2070/02	4073/06	25.41
54	Tanzam (RSR (T) Ltd.)	90%	Mwadui	2513/04	2513/04	3.743
-54	Tanzam (RSR (T) Ltd.)	90%	Mwadui	1/2 PL 2513/04	HQ-P15476	3.7
55	Tanzam (RSR (T) Ltd.)	85%	Kanegele	2514/04	2514/04	29.71
-55	Tanzam (RSR (T) Ltd.)	85%	Kanegele	1/2 PL 2514/04	HQ-P15475	29.70
56	Teddy & Co.	90%	Igunga	2541/04	2541/04	29.12
-56	Teddy & Co.	90%	Igunga	1/2 PL 2541/04	HQ-P15568	29.05
57	Hasanet Limited	90%	Mwadui	2285/03	HQG-15584	25.6
-57	Hasanet Limited	90%	Mwadui	½ PL 2285/03	HQP-18814	25.8
196	Hasanet Limited	90%	Mwadui	1/2 PL 2285/03	4515/07	51.08
58	State Mining Co.	80%	Nzega	2576/04	2576/04	41.84
-58	State Mining Co.	80%	Nzega	1/2 PL 2576/04	HQ-P16107	50.0
60	F. Mjasambu & Partners	90%	Mwadui	2701/04	HQ-G15183	12.97
-60	F. Mjasambu & Partners	90%	Mwadui	1/2 PL 2701/04	HQ-P16785	14.4
61	Tanzam	100%	Mwadui	2704/04	HQ-G15180	7.34
-61	Tanzam	100%	Mwadui	1/2 PL 2704/04	HQ-P16789	7.4
62	Tanzam	100%	Mwadui	2705/04	HQ-G15181	45.67
-62	Tanzam	100%	Mwadui	1/2 PL 2705/04	HQ-P16786	71.5
63	Tanzam	100%	Kabanga	PLR 2707/04	4673/07	198.4
64	Tanzam	100%	Kabanga	2708/04	HQ-G15182	30.2
-64	Tanzam	100%	Kabanga	1/2 PL 2708/04	HQ-P16788	33.5
65	Abby’s Mining Co.	90%	Kanegele	2688/04	HQ-G15164	7.0
-65	Abby’s Mining Co.	90%	Kanegele	1/2 PL 2688/04	HQ-P16587	7.0
66	Tanzam	100%	Kabanga	PLR 2827/04	4586/07	146.2
67	Tanzam	100%	Kabanga	PLR 2831/04	4676/07	113.7

68	Hydro-Geos Consulting	90%	Mwadui	PLR 2813/04	4674/07	200
69	Tanzam	100%	Kabanga	PLR 2706/04	4675/07	193.6
70	Assalaam Almasi	85%	Mwadui	2843/04	HQG-15257	35.82
-70	Assalaam Almasi	85%	Mwadui	½ 2843/04	HQP-17073	36.0
71	Givex Company Limited	90%	Kibara	2785/04	HQG-15249	45.16
-71	Givex Company Limited	90%	Kibara	½ 2785/04	HQP-17009	46.05
73	B. Nguka	85%	Kanagele	3098/05	HQG-15419	28.23
-73	B. Nguka	85%	Kanagele	¼ 3098/05	HQP-17893	12.96
-73	B. Nguka	85%	Kanagele	¼ 3098/05	HQP-17891	16.28
75	F.Mbaga	85%	Kibara	2931/04	HQG-15323	63.5
-75	F.Mbaga	85%	Kibara	½ 2931/04	HQP-17392	64.0
76	Tanzam	100%	Igunga	3112/05	HQG-15427	12.72
-76	Tanzam	100%	Igunga	½ 3112/05	HQP-17961	13.26
77	Tanzam	100%	Mwadui	3113/05	HQG-15428	10.6
-77	Tanzam	100%	Mwadui	½ 3113/05	HQP-17960	12.1
78	Mdabwa/Yusufu	90%	Kibara	3146/05	HQG-15471	50
-78	(Mdabwa/Yusufu	90%	Kibara	½ 3146/05	HQP-18109	53.0
150	RSR (Tanzania) Limited	85%	Mwadui	2462/04	5138/08	50.16
151	F. Mbaga	85%	Nzega	2930/04	HQG-15324	31.97
-151	F. Mbaga	85%	Nzega	½ 2930/04	HQP-17393	32.38
156	Tanzam	100%	Kabanga	PLR 2966/04	4720/07	192.4
222	Tanzam	100%	Kabanga	Portion 2966/04	5105/08	183.07
225	Tanzam	100%	Kabanga	Portion 2966/04	5082/08	69.07
158	B. Nguka	85%	Mwadui	3172/05	HQG-15479	49.55
-158	B. Nguka	85%	Mwadui	½ 3172/05	HQP-18150	50.2
160	Tanzam	100%	Mwadui	3179/05	HQG-15481	53.0
-160	Tanzam	100%	Mwadui	½ 3179/05	HQP-18149	54.0
163	Tanzam	100%	Kabanga	PLR 3272/05	4897/08	198.9
-163	Tanzam	100%	Kabanga	PLR 3272/05	HQP-15711	198
-163	Tanzam	100%	Kabanga	PLR 3272/05	HQP-15721	199
-163	Tanzam	100%	Kabanga	PLR 3272/05	HQP-15722	121
226	Tanzam	100%	Kabanga	Portion PLR 3272/05	5283/08	192.97
230	Tanzam	100%	Kabanga	Portion PLR 3272/05	5290/08	193.8
231	Tanzam	100%	Kabanga	Portion PLR 3272/05	5291/08	189.99
232	Tanzam	100%	Kabanga	Portion PLR 3272/05	5292/08	196.37
233	Tanzam	100%	Kabanga	Portion PLR 3272/05	5293/08	189.98
234	Tanzam	100%	Kabanga	Portion PLR 3272/05	5294/08	152.03
235	Tanzam	100%	Kabanga	Portion PLR 3272/05	5295/08	193.77
236	Tanzam	100%	Kabanga	Portion PLR 3272/05	5300/08	198.96
237	Tanzam	100%	Kabanga	Portion PLR 3272/05	5301/08	160.88
238	Tanzam	100%	Kabanga	Portion PLR 3272/05	5303/08	159.52
168	Tanzam	100%	Kibara	3314/05	HQG-15544	1.39
-168	Tanzam	100%	Kibara	½ 3314/05	HQP-18524	1.40
171	Trust Marck Investment Ltd.	90%	Manonga	2069/02	HQG-15297	15.69
-171	Trust Marck Investment Ltd.	90%	Manonga	½ 2069/02	HQP-17209	15.69
181	Trust Marck Investment Ltd.	90%	Manonga	1/2 PL 2069/02	4072/06	30.59
198	Tanzam	100%	Kabanga		4571/07	188.8

199	Tanzam	100%	Kabanga		4572/07	120.2
200	Tanzam	100%	Kabanga		4573/07	193.6
101	Itetemia Mining Co. Ltd.	90%	Itetemia	1450/00	4824/07	9.24
166	Tancan (Itetemia Mining Co. Ltd.)	90%	Itetemia	3308/05	HQG-15543	4.6
-166	Tancan (Itetemia Mining Co. Ltd.)	90%	Itetemia	½ 3308/05	HQP-18525	4.7
84	Itetemia Mining Co. Ltd.	90%	Itetemia	2523/04	2523/04	9.28
-84	Itetemia Mining Co. Ltd.	90%	Itetemia	1/2 2523/04	HQ-P15478	9.28
102	Tancan	100%	Luhala	1451/00	Appl. 4922	13.93
169	Tanzam (Tancan)	100%	Luhala	3315/05	HQG-15545	6.9
-169	Tanzam (Tancan)	100%	Luhala	½ 3315/05	HQP-18526	7.0
83	Tancan		Luhala	2519/04	2519/04	13.86
-83	Tancan		Luhala	1/2 PL 2519/04	HQ-P15477	13.9
104	Tancan	100%	Itetemia	2038/02	HQG-15255	4.21
-104	Tancan	100%	Itetemia	½ 2038/02	HQP-17062	4.28
194	Tancan	100%	Itetemia	1/2 PL 2038/02	4517/07	8.573
106	Tancan	100%	Itetemia	1612/00	HQ-P16413	5.8
85	Tancan	100%	Itetemia	2578/04	HQ-G15061	2.94
108	Widescope Promotion	100%	Luhala	1559/00	HQ-P15927	6.0
109	Widescope Promotion	100%	Luhala	1560/00	HQ-P15928	10.29
110	Tancan	100%	Luhala	1/2 PL 2297/03	4575/07	1.895
-110	Tancan	100%	Luhala	½ 2297/03	HQP-15138	1.86
113	Dia Consult Ltd.	100%	Tulawaka	2473/04	2473/04	22.83
221	Tanzam (Dia)	100%	Tulawaka	1/2 PL 2473/04	5139/08	27.0
98	Dia Consult Ltd.	100%	Tulawaka	2803/04	HQG-15250	27.6
-98	Dia Consult Ltd.	100%	Tulawaka	½ 2803/04	HQP-17010	28.28
124	Charles Shumbi	90%	Kanagele	1375/99	4552/07	5.26
92	Tancan (Charles Shumbi)	90%	Kanagele	2699/04	HQ-G15184	2.56
-92	Tancan (Charles Shumbi)	90%	Kanagele	1/2 PL 2699/04	HQ-P16787	2.8
99	Tancan (Charles Shumbi)	90%	Kanagele	2883/04	HQG-15301	4.71
-99	Tancan (Charles Shumbi)	90%	Kanagele	½ 2883/04	HQP-17279	5.26
125	Mega Deposit Explorers	90%	Kigosi	3507/05	HQG-15666	87.5
-125	Mega Deposit Explorers	90%	Kigosi	½ 3507/05	HQP-19131	87.7
72	Tancan (Mega Deposit Explorers)	90%	Kigosi	3070/05	Appl. 4790	163.0
-72	Tancan (Mega Deposit Explorers)	90%	Kigosi	1/21 PL 3070/05	Appl. 4791	152.0
130	Dismas Calist	90%	Shinyanga	2217/03	HQG-15496	30.5
-130	Dismas Calist	90%	Shinyanga	½ 2217/03	HQP-18192	31.8
131	Makweba/Kusundwa	90%	Tulawaka	2295/03	HQP-15602	6.3
-131	Makweba/Kusundwa	90%	Tulawaka	½ 2295/03	HQP-18892	6.4
132	Eb-Hance Co.	90%	Kibara	2308/03	HQP-15642	13.24
-132	Eb-Hance Co.	90%	Kibara	½ 2308/03	HQP-19022	10.2
206	Eb-Hance Co.	90%	Kibara	1/2 PL 2308/03	4606/07	28.52
133	Mussah Mussah	90%	Nyanzaga North	2279/03	HQG-15583	8.9
-133	Mussah Mussah	90%	Nyanzaga North	½ 2279/03	HQP-18815	9.1
134	Hasanet Ltd.	90%	Manonga	2272/03	HQG-15585	13.6
-134	Hasanet Ltd.	90%	Manonga	½ 2272/03	HQP-18816	13.6
197	Hasanet Ltd.	90%	Manonga	1/2 PL 2272/03	4542/07	27.41
135	Trust Marck Investments	90%	Manonga	2007/02	HQG-15225	2.5
-135	Trust Marck Investments	90%	Manonga	½ 2007/02	HQP-16951	2.8

179	Tancan (Trust Marck Investments)	90%	Manonga	1/2 PL 2007/02	PL 3819/05	5.402
136	Mbonimpa, J&F	90%	Manonga	2461/04	2461/04	56.03
228	Mbonimpa, J&F	90%	Manonga	1/2 PL 2461/04	5288/08	60.17
137	Bey & Daniel	90%	Manonga	1817/01	1817/01	9.593
214	Bey & Daniel	90%	Manonga	1817/01	4862/07	9.38
154	Tancan (Bey & Daniel)	90%	Manonga	2969/04	2969/04	9.42
-154	Tancan (Bey & Daniel)	90%	Manonga	½ 2969/04	HQP-17488	9.48
138	Hasanet	90%	Manonga	2487/04	2487/04	10.28
-138	Hasanet	90%	Manonga	1/2 PL 2487/04	HQ-P15040	10.28
139	Dismast Calist	90%	Igunga	2458/04	2458/04	75.36
220	Tancan (Dismast Calist)	90%	Igunga	1/2 PL 2458/04	5137/08	71.58
140	Tancan	100%	Manonga	2655/04	2655/04	26.73
-140	Tancan	100%	Manonga	1/2 PL 2655/04	HQ-P16464	47.0
142	Tancan	100%	Manonga	2657/04	2657/04	59.55
-142	Tancan	100%	Manonga	1/2 PL 2657/04	HQ-P16463	61.0
143	Tancan	100%	Manonga	2658/04	2658/04	48.0
-143	Tancan	100%	Manonga	2658/04	HQ-P16462	52.0
144	Tancan	100%	Manonga	2667/04	HQ-G15133	3.6
145	Tancan	100%	Igunga	2668/04	HQ-G15129	10.22
-145	Tancan	100%	Igunga	1/2 PL 2668/04	HQ-P16461	19.70
146	Tancan	100%	Manonga	2669/04	HQ-G15131	42.24
-146	Tancan	100%	Manonga	1/2 PL 2669/04	HQ-P16465	49.0
147	Tancan	100%	Igunga	PLR 2670/04	4672/07	110.6
205	Tancan	100%	Igunga	1/2 PLR 2670/04	4605/07	108.8

The total land area currently held under license and pending applications is approximately  10,000 km2.

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

The Kigosi Project was the primary focus of the Company’s exploration activities during the 2008 reporting year. After repurchasing its rights to Kigosi from AngloGold Ashanti in September 2006, the Company conducted a detailed assessment of the exploration database received from AngloGold Ashanti which was accumulated over roughly a three year period.

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

Results from the Phase 2 RC drilling program at Kigosi were released in early June 2007 and confirmed the presence of two previously interpreted vein systems along with high grade gold values.  The program consisted of 109 holes aggregating 4,057 metres and focused on an area immediately adjacent to artisanal workings within the Luhwaika prospect area.  Drilling within the Luhwaika Main Reef indicates a dip of -22 degrees towards the southwest and a true thickness of 1-2 metres. Mineralization is hosted by a sheared, highly silicified and sericitized granite with gold values ranging up to 23.0 g/t (0.67 oz/t).  The Luhwaika West Reef, which sub-outcrops approximately 200 metres to the southwest of the Luhwaika Main Reef, is essentially a mineralized quartz vein, dipping 30 degrees to the southwest with a true thickness of 2-3 metres and with gold values ranging up to 11.63 g/t (0.34 oz/t).

In September 2007, the Company announced results from a Phase 3 drill program at Kigosi which confirmed the presence of several high grade gold shoots within two previously established shear zones. Among the higher grade gold intercepts reported was 2.0 metres grading 34.25 g/t; 2.0 metres at 7.25 g/t; 2.0 metres averaging 6.65 g/t (0.2 oz/ton); 1.0 metre averaging 13.15 g/t; and 1.0 metre grading 7.31 g/t.  The objective of the Phase 3 program was to test the strike continuity of the Luhwaika reef system to the southeast, infill drill the mineralization previously identified towards the northwest, and establish the controls and trends for gold mineralization that extends along a strike length of 900 metres.  A total of 126 holes aggregating 5,362 metres were completed in the Phase 3 drill program. The two shear zones hosting the high grade shoots were traced along a strike length of 1.2 kilometres. Both shear zones remain open towards the northwest where an Induced Polarization (IP) survey indicates they could extend for at least 4.0 kilometres along strike.

A follow-up Phase 4 Reverse Circulation (RC) drill program returned record high gold values  including 101.25 g/t gold (3.0 oz/t) over 1.0 metre in Hole KG20RC271 within the Bateleur gold shoot.  This particular sample had excellent "repeatability" during the umpire assay verification process at the Humac laboratory in Mwanza, Tanzania with values recorded of 177.0 g/t ( 5.1 oz/t) ; 143.77g/t (4.2 oz/t) and 153.75g/t (4.5 oz./t). The averaged value from the Humac laboratory for this particular sample is 158.17g/t (4.4 oz/t).

The primary objective of this fourth phase of drilling was to test the strike continuity of the Luhwaika reef system to the northwest on two 200 metres spaced lines, and to drill infill holes down-dip and along strike of mineralization identified in previous drilling in the northwest area. Drill hole spacing was 30 metres.

In addition, the road network into Kigosi was upgraded to facilitate access into areas that were scheduled to be drilled during the rainy season.

The Phase 5 RC program was completed in December 2007along nine control lines with a central baseline having a strike length of 2.8 kilometres.   Hole spacing was 30 metres.  The two shear zones hosting the high grade shoots were traced along a strike length of 2.2 kilometres and were determined to be open  towards the northwest and southeast.

The Phase 6 RC drill program was completed on June 3, 2008 and generated near-surface, high grade gold values in previously established gold shoots, along with some of the best grades ever reported from new IP/soil anomalies northeast of the Luhwaika area.  Among the exceptional gold values reported from this new target area was 3.0 metres grading 22.24 g/t (0.64 oz/t) and 1.0 metre averaging 66.06 g/t (2.0 oz/t).

The infill drilling on Luhwaika Main and West reefs allowed the Company to interpret the high grade shoots as steepening in pitch towards the northwest which put them beyond the depth capacity of the Company's RC drill rig. Subsequently, tender documents were sent out to various drilling companies in East Africa for a rig with deeper drilling capacity.  Due to heavy rains, limited access was available so the Company also drilled three new IP/soil targets 200 metres, 600 metres and 1,300 metres to the northeast of the Luhwaika Main shoot which have a similar trend to Luhwaika Main.

During the month of August 2008, a short phase RC drilling program was conducted on the Igunda artisanal workings  2.2 kilometres southwest of the main Luhwaika discovery area and along strike.  That program intersected high grade gold mineralization within the Igunda Main Shear system (IGM) where two closely spaced (18 metres) reefs produced very encouraging high grade gold intersections with up to 30.58g/t. This high-grade gold mineralization appeared to be confined to quartz-veined chlorite schist shears that are up to 4.0 metres in width down hole.

The Company has incurred total net costs (after any recoveries) of $6,031,366 on the Kigosi Project to August 31, 2008.

THE KIGOSI PROJECT IS WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Other Lake Victoria Goldfield Properties

Limited exploration programs were conducted on the Kanagele, Ushirombo, Mbogwe, Kibara, Manonga and other Lake Victoria goldfield properties during the year ended August 31, 2008.

Exploration centered on biogeochemistry (“BGC”) follow-up programs in the form of soil sampling and augering.  A total of 4,929 samples were submitted to the analytical laboratories, including quality control blanks, standards and duplicates. Ground IP gradient surveys were carried over several BGC anomalies to identify structures/mineralisation.  A total of 142 line kilometers was completed.  A total of 92 line kilometers of ground magnetic survey was carried on two licenses in the Igunga project area.

During the year ended August 31, 2008, the Company has entered into several Confidentiality Agreements with interested parties covering several Lake Victoria Goldfield Project areas.

THE LAKE VICTORIA GOLDFIELDS PROPERTIES ARE WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Kabanga/Kagera Nickel Belt

Four years ago, management recognized that base metal prices - especially nickel - were destined to move substantially higher based on demand from China which has been industrializing at a pace that is arguably without historical precedent.

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

During the year ended August 31, 2008, the Company has entered into several Confidentiality Agreements with interested parties covering the Kabanga Project area.

THE KABANGA/KAGERA NICKEL BELT PROPERTIES ARE WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

The Company has deferred total net costs of $24,360,343 on all properties to August 31, 2008.

Biogeochemistry

A key component in the Company’s optimization of its exploration process is the deployment of BGC techniques in its field programs.  One of the major problems confronting mineral explorers in the Lake Victoria Greenstone Belt - and for that matter in most other greenstone belts in the world - is the presence of deep overburden which frequently masks the existence of favorable host rocks for gold, diamonds and other mineral commodities.

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

Item 5.

Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended August 31, 2008, 2007, and 2006, and should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

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

A.

Operating Results

The loss before income tax in 2008 was $3,698,000 a $223,000 decrease from last year’s loss before income taxes of $3,921,000. The decreased in loss before income taxes in 2008 was due to decreases of write off of mineral properties and deferred exploration costs of $593,000, offset by an increase in salaries and benefit expense of $381,000. The increase in salaries and benefit is due to the government of Tanzania implementing a minimum wage program in January 2008.

During the year, the Company earned $88,000 (2007 - Nil) of Consulting income from a service agreement entered into with Sloane Developments Ltd.  The Foreign exchange loss has decreased by $51,800 from $125,000 for the year ended August 31, 2007 to $74,000 for the year ended August 31, 2008 due to the strength of the Canadian dollar in 2008. There was no gain on sale of investment as the Company did not receive any option payments in shares.   Net interest earned decreased in 2008 by $5,000 as there was a decrease in cash and cash equivalent throughout the year.  During 2008, the Company has hired the Scowcroft Group to assist in identifying and negotiating partnership arrangements with qualified third parties.  This increased the consulting and management fee to $230,000.  Press release expense decreased by $38,000 to $17,000 due to a change in news wire distribution agency.

Property investigation costs was $83,000 for the year ended August 31, 2008.  The increase of $52,000 resulted from operations in areas where the Company has determined that it will not continue exploration.  Promotion and shareholder relations expense has decrease by $33,000 due to discontinuation of advertising in mining journals.  Transfer agent and listing fees increased from $129,000 in 2007 to $203,000 in 2008 due to four private placements during 2008.  In 2008, the directors’ fee increased by $58,000 and stock based compensation decreased by $29,000, due to an increase in new RSUs and directors fees.

For the years ended August 31, 2008 and 2007, the Company did not record any income tax expense or recovery.

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

Foreign Exchange

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts and other receivables, accounts payable and accrued liabilities and obligations under the capital lease, of which a portion are held in different currencies.  The Company does not engage in any hedging activities relating to these foreign denominated assets and liabilities.

B.

Liquidity and Capital Resources

The Company had $1,195,000 in cash at August 31, 2008, compared to $1,602,000 as at August 31, 2007.  The Company had working capital of $1,265,000 at August 31, 2008, compared to $1,546,000 at August 31, 2007.  Although the Company believes it has enough resources through working capital and share subscription agreements to finance operations for its 2009 fiscal year, ultimately the Company will need to obtain additional financing to sustain operations at the present rate of activity.  The cash position at August 31, 2008 is expected to sustain operations for a period of 4-5 months.  Historically, the Company has raised funds through equity financing, entering into joint venture or royalty agreements with other mining companies, and the exercise of options and warrants to fund its operations.  The Company’s funding requirements by major expenditure category, listed in order of priority are:

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

On August 8, 2006 the Company entered into private placement subscription agreement with James E. Sinclair, Chairman and C.E.O. for the purchase of an aggregate of $3,000,000 worth of common shares of the Company in eight separate quarterly tranches of $375,000 each.  The initial quarterly period commenced February 1, 2007.  As at August 31, 2008 the Company has completed six (6) of the eight (8) tranche private placement:

(a)

May 28, 2007 – 66,254 common shares at a price at a price of $5.66 per share;

(b)

August 14, 2007 – 63,345 common shares at a price of $5.267 per share;

(c)

November 13, 2007 – 63,993 common shares at a price of$5.86 per share;

(d)

February 19, 2008 – 61,871 common shares at a price of $6.061 per share;

(e)

May 14, 2008 – 71,268 common shares at a price of $5.189 per share;

(f)

August 14, 2008 – 73,242 common shares at a price of $5.12 per share.

On February 13, 2007, the Company completed the eighth (8) tranche of an eight (8) tranche private placement pursuant to a Subscription Agreement dated January 13, 2005 made between the Company and  James E. Sinclair, Chairman and C.E.O. for the purchase of 976,353 common shares for $3,000,000.

On October 26, 2007 the Company completed a $2 million private placement pursuant to a subscription agreement dated October 11, 2007 with James E. Sinclair, Chairman and C.E.O. for the purchase of 347,222 common shares at a price of $5.76 per share.

On February 19, 2008 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated February 4, 2008 with James E. Sinclair, Chairman and C.E.O. for the purchase of 167,196 common shares at a price of $5.981 per share.

On May 14, 2008 the Company completed a $1,725,000 private placement pursuant to a subscription agreement dated  May 1, 2008 with James E. Sinclair, Chairman and C.E.O. for the purchase of 332,434 common shares at a price of $5.189 per share.

On August 7, 2008 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated July 15, 2008 with James E. Sinclair, Chairman and C.E.O. for the for the purchase of 184,843 common shares at a price of $5.41 per share.

Subsequent To August 31, 2008:

On October 10, 2008 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated October 1, 2008 with James E. Sinclair, Chairman and C.E.O. for the for the purchase of 327,225 common shares at a price of $3.056 per share.

The Company entered into a private placement subscription agreement with Van Tongeren Management LLC dated October 29, 2008 to issue 352,381 common shares at a price of $2.10 per share for total proceeds of $740,000.  The proposed private placement is subject to regulatory approval.

Mineral Property Projects:

As at August 31, 2008 amounts capitalized in respect of mineral properties were $24,360,343 an increase from August 31, 2007 when the balance was $22,459,627, and an increase from August 31, 2006 when the balance was $20,593,948.

During the fiscal year ended August 31, 2008, the Company capitalized mineral property exploration costs of $2,573,194 (net of option payments received of $390,246 on its mineral resource properties.  The Company wrote off $672,478 in exploration expenditures on areas abandoned in the year ended August 31, 2008.

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

F.

Tabular Disclosure of Contractual Obligations

The following table sets out the Company’s known contractual obligations as of the latest fiscal year end:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	2-3 years	4 years	More than 5 years
Capital Lease	US$82,088(1)	US$44,311	US$37,777	Nil	Nil

(1)

Includes finance charges

Item 6.  Directors, Senior Management and Employees

A.

Directors and Senior Management

The following is a list of the Company’s current directors and officers.  The directors named below were elected or re-elected by the Company’s shareholders on February 29, 2008.

Name, Municipality of Residence and Position With the Company	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since
James E. Sinclair Sharon, Connecticut Chairman, Chief Executive Officer and Director	Chairman and CEO of the Company	April 30, 2002
Jonathan G. Deane Mwanza, Tanzania Director, President	President of the Company since 2004; Exploration Manager of the Company since 1996	September 1, 2006
Marek J. Kreczmer West Vancouver, British Columbia Director	President, CEO and Director of NWT Uranium Corp.	July 24, 1991
Ulrich E. Rath Toronto, Ontario Director	President and CEO and Director of Chariot Resources Ltd.	October 7, 2003
Anton Esterhuizen Johannesburg, South Africa Director	Managing Director, Pangea Exploration (Pty)	January, 2001
William Harvey Sharon, Connecticut Director	Psychologist	April 30, 2002
Rosalind Morrow Toronto, Ontario Director	Lawyer; Partner, Borden Ladner Gervais LLP	October 20, 2003

Dr. Norman Betts Storeytown, New Brunswick Director	Associate Professor, Faculty of Business Administration, University of New Brunswick and a Chartered Accountant	January 4, 2005
Joseph Kahama Dar es Salaam, Tanzania Director, Senior Vice President	President, Tanzania American International Development Corporation 2000 Limited	February 29, 2008
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

Mrs. Victoria Luis resigned as a director of the Company effective April 1, 2008.

Directors and Senior Management

James E. Sinclair

Chairman, Chief Executive Officer and Director

Mr. Sinclair became Chairman and CEO of the Company following the Company’s acquisition in April, 2002 of Tanzam, a Tanzanian gold exploration company formerly controlled by the Sinclair family.  Mr. Sinclair, aged 67, devotes his full time to the business and affairs of the Company.

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

Regina Kuo-Lee, C.A.

Chief Financial Officer

Ms. Kuo-Lee was appointed Chief Financial Officer effective September 1, 2006.   Ms. Kuo Lee, a Chartered Accountant, has more than 18 years experience in the accounting field. Prior to joining the Company she was  CFO and Vice President of Finance for Trimin Capital Corp., a management company with large equity interests in operating businesses.   She also has several years experience as a Controller in the technology sector and worked as an internal auditor in the brokerage industry after four years with Deloitte & Touche, Chartered Accountants in Toronto. Ms. Kuo-Lee, aged 42, devotes her full time to the business and affairs of the Company.

Jonathan G. Deane, M.Sc. (Geol.), B.Sc. (Honors)

Director and President

Mr. Jonathan G. Deane was appointed to the Board of Directors effective September 1, 2006.  Mr. Deane retains his position as President of the Company, including responsibility for all its exploration activities in Tanzania.  Prior to his association with the Company, he held various positions with Gold Fields Namibia, including Senior Exploration Geologist, from 1988 to 1994 and Senior Mine Geologist with Otjihase Copper Mine, Central Namibia from April, 1994 to July, 1996.  Mr. Deane, aged 47, devotes his full time to the business and affairs of the Company.

Marek J. Kreczmer, M.Sc. (Geol.), B.Sc. (Geol.)

Director

Mr. Kreczmer a director of Hana Mining Inc., a Canadian company exploring for minerals in Botswana. Mr. Kreczmer was the President of the Company since its inception in 1991until December 31, 2003.  He established the Company's operating subsidiary in Tanzania, Tancan Mining Company Limited (“Tancan”).  Mr. Kreczmer has initiated, formed and operated several exploration joint ventures with senior gold companies.  He is responsible for representing the Company's interests in various management and technical committees required to operate these joint ventures, and is currently the Chairman of the Technical Committee of the Company.

            Mr. Kreczmer has an extensive background in the mineral exploration business.  He was a project geologist for two leading Canadian explorers, Cameco and Granges Exploration.  The exploration focus for these companies included base metals, uranium and gold.  His responsibilities included all aspects of administering the exploration budget, on-site field management, and the set-up and establishment of an exploration team to deal with specific project objectives.  Mr. Kreczmer, aged 57, devotes approximately 10% of his time to the business and affairs of the Company.

Ulrich E. Rath

Director

Mr. Rath has a wide range of experience in the mining industry, and has specific experience in South Africa and Peru.  Currently Mr. Ulrich Rath is the President and CEO and Director of Chariot Resources Ltd., a junior resource company focused on the exploration, acquisition and development of copper and precious metal mineral deposits in the Andes region of Latin America.  As the former President, CEO and Director of Chimera Gold Corp. (previously known as EAGC Ventures). Ulrich Rath was responsible for facilitating the $US67 million acquisition of gold operations in the East Rand region of South Africa that now produce more than 200,000 ounces gold per annum. Subsequently, the Board of Chimera agreed to a 1:1 merger with Bema Gold Corp.  He was  formerly CEO and director of Compania Minera Milpo a medium sized Peruvian zinc mining company.   Mr. Rath was also formerly Vice-President, Corporate Development, for Rio Algom Ltd. from December 1992 to October 1998.  Rio Algom Ltd. was a U.S. reporting issuer, whose common shares were listed on the American Stock Exchange.  Mr. Rath, aged 62, devotes approximately 10% of his time to the business and affairs of the Company.

Anton Esterhuizen

Director

Mr. Esterhuizen is an experienced geologist working extensively in Africa. Among his career highlights, he is credited with the discovery and evaluation of the Xstrata Group's world-class, high-grade Rhovan vanadium deposit in South Africa, the re-evaluation of the sizeable Burnstone gold deposit, also in South Africa, and a number of Tanzanian gold deposits, including the Tulawaka deposit, which attracted major players into Tanzania. He is responsible for the discovery of a number of titanium-zirconium mineral sand deposits including the world class Corridor Sands deposit in Mozambique and the Kwale deposit in Kenya. At present, Mr. Esterhuizen is Managing Director of Pangea Exploration (Pty) Limited in Johannesburg and a director of Northwestern Mineral Ventures Inc. Mr. Esterhuizen is a fellow of the Geological Society of South Africa and the first recipient of the Des Pretorius Memorial Award for outstanding work in economic geology in Africa. He also received the Dreyer Award from the Society for Mining Metallurgy and Exploration Inc. for outstanding achievements in applied economic geology.  Mr. Esterhuizen, aged 57 devotes approximately 5% of his time to the business and affairs of the Company.

Dr. William Harvey, B.A., Ph.D.

Director

Dr. Harvey is a Clinical Psychologist, who for over thirty years has served as a consultant and technical expert on matters relating to substance abuse prevention and mental health promotion to a wide variety of private and governmental programs and agencies in the United States. These include the National Institute of Drug Abuse, the National Institute of Alcoholism and Alcohol Abuse, the Office of Juvenile Justice & Delinquency Prevention, and the National Mental Health Association. Formerly, an Adjunct Professor in the Department of Sociology at Washington University, his current academic affiliation is that of Senior Research Scientist at the Missouri Institute of Mental Health. He continues to be involved in the formulation of new programs and policies aimed at the betterment of society. The Sinclair family has already made a significant donation to a private trust, The Tanzanian Relief Fund, which in turn has funded the hospital at Bulyanhulu.  Dr. Harvey will expand the role which the Company has at the local level to ensure that stakeholder interests are addressed.  Dr. Harvey, aged 75, devotes approximately 10% of his time to the business and affairs of the Company.

Rosalind Morrow, B.A., B.Ed., LL.B.

Director

Ms. Morrow specializes in corporate and securities law with a particular emphasis on financings, including government and structured finance, corporate governance and mergers and acquisitions. She has advised Canadian and international corporations in a number of major projects in the financial, communications and resource sectors. Ms. Morrow, aged 54, devotes approximately 10% of her time to the business and affairs of the Company.

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

Joseph Kahama,

Director and Senior Vice President

Joseph Kahama became a director of Tanzanian Royalty Exploration Corporation in February 2008. Mr. Kahama has served as Senior Vice President of the Corporation since July 2007. A native of Tanzania, Mr. Kahama has served as president and director of the Company's wholly-owned subsidiary, Tanzania American International Development Corporation 2000 Ltd. ("Tanzam 2000"), since 1997. In his capacity as president of Tanzam 2000, Mr. Kahama has been responsible for corporate administration and also for maintaining good relations with government, vendors, and the Company's various business partners in Tanzania. Mr. Kahama is a councilor at the Tanzania Chamber of Energy & Minerals (TCME) where he represents the Company and its various Tanzanian subsidiaries. In 2007, he was appointed to the Tanzania National Business Council (TNBC) and the Local Investors Roundtable (LIRT). In 2006, Mr. Kahama was appointed as a member and advisor to the China Africa Business Council (CABC) which is headquartered in Beijing, Peoples Republic of China.  Mr. Kahama, aged 40, devotes his full time to the business and affairs of the Company.

Victoria Luis, M.B.A., CSCPA and AICPA Member

Corporate Accountant

Mrs. Luis focuses her energies and experience on strategic planning and other corporate issues.  Prior to her association with the Company, she was a board member of Tanzam in addition to being its Chief Financial Officer, a position she also held with an associated company, Sinclair Financial.  Before joining Tanzam, Mrs. Luis held various management positions with General Electric Capital Corporation where she was part of a team that facilitated the amalgamation of companies acquired by GE.  She earned her Masters of Business Administration with a specialization in Accounting in 1998 and her Bachelors of Science in Finance in 1990.  Ms. Luis, aged 39, devotes her full time to the business and affairs of the Company.

Patrick Charles, M.Sc.

Exploration Manager

Patrick Charles is the Company’s Exploration Manager for Tanzania effective January, 2008. Mr. Charles holds an M.Sc. in geology from the University of Paris and has completed a Business Management Course (MDP) from the University of Stellenbosch in South Africa.  He has over 20 years work experience in the exploration industry in various African countries including the Central African Republic, Mali, Mozambique, Namibia, Niger, Burkina Faso, South Africa and Ghana. During 2000 and 2001 he was the Assistant to the Senior Vice President Exploration of Anglo American Corporation, Acquisition Division-Africa.  Mr. Charles, aged 53, devotes all of his time to the business and affairs of the Company.

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

The following table sets forth particulars concerning the compensation since their appointments of the executive officers, as defined in Form 51-102F6 prescribed by the “Regulations” under the Securities Act of the Province of Alberta, for the Company’s last three fiscal years ended August 31, 2008:

Name and Principal Position (a)	Fiscal Year (b)	Annual Compensation			Long Term Compensation			All Other Compen- sation ($) (i)
		Salary ($) (c)	Bonus ($) (d)	Other Annual Compen- sation ($) (e)	Awards	Shares or Units Subject to Resale Restrictions (g)	Payouts
					Securities under Options (RSUs) /SARs Granted (#) (f)		LTIP Payouts (h)
James E. Sinclair, Chief Executive Officer	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil $6,250	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Regina Kuo-Lee, Chief Financial Officer	2008 2007 2006	$90,000 $90,000 $9,800	$7,500 $7,500 Nil	Nil Nil Nil	7,220 4,480 Nil	Nil Nil Nil	$4,500 $4,500 N/A	Nil Nil N/A
Jonathan G. Deane, President	2008 2007 2006	$144,586 $115,113 $118,071	$750 $6,304 $4,658	$3,000 $4,700 $5,450	12,410 11,201 6,964	Nil Nil Nil	$54,629 $5,748 $5,907	Nil Nil Nil

The Company has not set aside or accrued any funds for pension, retirement or similar benefits.

Long Term Incentive Plan Awards to Named Executive Officers

The Company has made long-term incentive plan awards during the fiscal year ended August 31, 2008, to executive officers of the Company. See “Restricted Stock Unit Plan” and “Employee Share Ownership Plan”.

Restricted Stock Units (“RSUs”)) and SAR’s Exercised by Named Executive Officers

The following RSUs were exercised/granted during the fiscal year ended August 31, 2008 by the named executive officers:

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised RSUs /SARs at August 31, 2008 (#) Exercisable/ Unexercisable (d)	Value of Unexercised in-the-Money RSUs /SARs at August 31, 2008 ($) Exercisable/ Unexercisable (e)
James E. Sinclair, CEO	Nil	N/A	N/A	N/A
Regina Kuo-Lee, Chief Financial Officer	N/A	N/A	11,700	$65,000
Jonathan Deane, President	N/A	N/A	23,611	$131,250

Directors’ Fees, Restricted Stock Unit Plan, Stock Option Plan and Employee Share Ownership Plan

The Restricted Stock Unit Plan (the “RSU Plan”) was approved by the shareholders at the Annual Meeting held February 27, 2006.  The Board of Directors implemented the RSU Plan under which employees and outside directors are compensated for their services to the Company.  Annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437.50 per year for serving as Chair of a Committee.  At the election of each individual director, up to one- third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as Restricted Stock Units (“RSUs”) in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.

At the election of each Director, Directors’ fees of $112,898 were paid to directors during the fiscal year ended August 31, 2008.  Under the RSU Plan, outside directors were granted 85,177 RSUs during the fiscal year ended August 31, 2008.

Restricted Stock Unit Plan

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

Employee Share Ownership Plan

By an agreement dated May 1, 2003, the Company appointed Olympia Trust Company of Calgary, Alberta, as trustee (the “Trustee”) to manage and administer an employee share ownership plan (“ESOP”).  Under the ESOP, eligible employees, directors, and consultants can elect to contribute up to 30% of their salary or compensation on a monthly basis for investment by the Trustee in shares of the Company.  The Company will contribute funds equal to 100% of the employee’s contribution up to an amount equal to 5% or less of the employee’s salary.  The Company will contribute funds equal to 50% of the employee’s contribution for the next 6% to 30% inclusive of the employee’s salary.  All share purchases will be at market prices at the time of purchase, through the facilities of the Toronto Stock Exchange using registered representatives.  During fiscal 2008, fourteen participants, together with Company contributions, have purchased 24,496 common shares under the ESOP.  The average monthly participant contributions are $5,214 and the Company’s matching contribution is $4,960 per month.

Employment Agreements

There are currently no service or employment contracts with directors or officers of the Company, except for the employment contract dated June 8, 2004 with Jonathan Deane, which provides for a remuneration of US$375 per day, on an after tax basis, and payable monthly, plus employee benefits including accommodation and board in Mwanza at the Company’s staff house.

C.

Board Practices

The directors of the Company serve a one year term and are elected at the Annual General Meeting of shareholders.  At the last Annual General and Special Meeting, held on February 29, 2008, the shareholders elected James E. Sinclair, Marek J. Kreczmer, Victoria Luis, Anton Esterhuizen, William Harvey, Rosalind Morrow, Norman Betts, Ulrich E. Rath,  Jonathan Deane and Joseph Kahama as directors.  Mrs. Luis resigned as a director effective April 1, 2008.  The officers of the Company are elected by the Board serve at the pleasure of the Board.

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

9.  External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

Financial Year EndingAugust 31	Audit Fees	Audit Related Fees	Tax Fees	Non-Audit Fees
2008	Canada – $172,500 Tanzania - US$4,000	Nil Nil	Nil Nil	Nil Nil
2007	Canada - $150,000 Tanzania – US$5,000	$16,250 Nil	Nil Nil	$57,400 Nil

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

The Company also contracts three or more persons on a full time or part time basis as dictated by the exploration activities on its properties.  The full time and temporary employees of the Company as at the most recent fiscal year end can be grouped according to main category of activity and geographic location as follows:

Location	Category	Full Time Employees	Temporary Employees	Full Time Consultants	Part Time Consultants
Vancouver, Canada	Administration	1	Nil	Nil	1
Toronto, Canada	Administration	1	Nil	Nil	Nil
Mwanza, Tanzania	Administration	3	Nil	Nil	Nil
	Exploration	43	Nil	2	1
Dar es Salaam, Tanzania	Administration	2	Nil	1	Nil
	Exploration	Nil	Nil	Nil	Nil
Connecticut, USA	Administration	Nil	Nil	2	1
	Exploration	Nil	Nil	Nil	Nil

E.

Share Ownership

The following table sets forth the share ownership of the directors and officers of the Company as of August 31, 2008:

Name of Owner	Number of Shares	Percent
James E. Sinclair	3,171,177	3.5%
Jonathan G. Deane	29,653	<0.01%
Marek J. Kreczmer	335,348	0.3%
Ulrich E. Rath	11,463	<0.01%
Anton Esterhuizen	71,159	<0.01%
William Harvey	343,512	0.3%
Rosalind Morrow	355,981	0.4%

Norman Betts	10,501	<0.01%
Joseph Kahama	9,000	<0.01%
Florian Ngunangwa	37,344	<0.01%
Regina Kuo-Lee	2,758	<0.01%
Helen Hansen	2,560	<0.01%

RSUs Granted to Directors and Officers During the Fiscal Year Ended August 31, 2008:

Name	No. of RSUs	Date of Grant	Vesting Period(1)	Expiration Date

Jonathan G. Deane	12,410	May 20, 2008	3 years	May 20, 2011
Marek J. Kreczmer	9,947	May 20, 2008	1 year	May 20, 2009
Ulrich E. Rath	9,100	May 20, 2008	1 year	May 20, 2009
Anton Esterhuizen	11,485	May 20, 2008	1 year	May 20, 2009
William Harvey	9,589	May 20, 2008	1 year	May 20, 2009
Rosalind Morrow	12,410	May 20, 2008	3 years	May 20, 2011
Norman Betts	10,661	May 20, 2008	1 year	May 20, 2009
Joseph Kahama	12,410	May 20, 2008	3 years	May 20, 2011
Helen Hansen	7,220	May 20, 2008	3 years	May 20, 2011
Regina Kuo-Lee	7,220	May 20, 2008	3 years	May 20, 2011
RSUs held by officers and directors as a group:	102,452

(1) Subject to the conditions of the RSU Plan with respect to earlier vesting

Outstanding RSUs

RSUs granted to directors and officers during fiscal year 2008 are outstanding as at August 31, 2008.

The following RSUs granted to Directors (and former Directors) during the fiscal year ended August 31, 2007 vested during fiscal year ended August 31, 2008 and 52,344 shares were issued on April 28, 2008:

Name	No. of Shares	Date of Grant	Vesting Period	Expiration Date
Marek J. Kreczmer	8,587	April 26, 2007	1 year	April 26, 2008
Ulrich E. Rath	9,095	April 26, 2007	1 year	April 26, 2008
Anton Esterhuizen	10,170	April 26, 2007	1 year	April 26, 2008
William Harvey	8,289	April 26, 2007	1 year	April 26, 2008
Norman Betts	8,587	April 26, 2007	1 year	April 26, 2008
Victoria Luis (former director)	7,616	April 26, 2007	1 year	April 26, 2008

The following RSUs granted to Outside Directors during the fiscal year ended August 31, 2006 vested during fiscal year ended August 31, 2008 and 6,964 shares were issued on May 12, 2008:

Name	No. of Shares	Date of Grant	Vesting Period(2)	Expiration Date
Jonathan Deane	6,964	April 11, 2006	Vested	May 12, 2008

(2)  Vested on satisfaction of performance goals specified in Award Agreement

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

As of August 31, 2008, the Company knows of no person who owned more than five (5%) of the outstanding shares of each class of the Company’s voting securities.

The following table sets out the portion of common shares of the Company held by registered shareholders in Canada, the United States of America, and all other countries by total number of holders, total shareholdings, percentage of total issued shares, and percentage of total holders as at August 31, 2008:

Jurisdiction Shareholders of Record	Number of Shareholders	Number of Common Shares	Percentage of Total Issued Shares	Percentage of Total Holders
United States	926	37,621,716	43%	83%
Canada	127	49,274,069	56%	11%
Other Countries	69	1,218,567	1%	6%
TOTAL	1,122	88,114,352	100%	100%

B.

Related Party Transactions

Financing

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

On August 8, 2006 the Company entered into private placement subscription agreement with James E. Sinclair,  Chairman and C.E.O. for the purchase of an aggregate of $3,000,000 worth of common shares of the Company in eight separate quarterly tranches of $375,000 each.  The initial quarterly period commenced February 1, 2007.  As at August 31, 2008 the Company has completed six (6) of the eight (8) tranche private placement:

(a)

May 28, 2007 – 66,254 common shares at a price at a price of $5.66 per share;

(b)

August 14, 2007 – 63,345 common shares at a price of $5.267 per share;

(c)

November 13, 2007 – 63,993 common shares at a price of$5.86 per share;

(d)

February 19, 2008 – 61,871 common shares at a price of $6.061 per share;

(e)

May 14, 2008 – 71,268 common shares at a price of $5.189 per share;

(f)

August 14, 2008 – 73,242 common shares at a price of $5.12 per share.

On February 13, 2007, the Company completed the eighth (8) tranche of an eight (8) tranche private placement pursuant to a Subscription Agreement dated January 13, 2005 made between the Company and  James E. Sinclair, Chairman and C.E.O. for the purchase of 976,353 common shares for $3,000,000.

On October 26, 2007 the Company completed a $2 million private placement pursuant to a subscription agreement dated October 11, 2007 with James E. Sinclair, Chairman and C.E.O. for the purchase of 347,222 common shares at a price of $5.76 per share.

On February 19, 2008 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated February 4, 2008 with James E. Sinclair, Chairman and C.E.O. for the purchase of 167,196 common shares at a price of $5.981 per share.

On May 14, 2008 the Company completed a $1,725,000 private placement pursuant to a subscription agreement dated  May 1, 2008 with James E. Sinclair, Chairman and C.E.O. for the purchase of 332,434 common shares at a price of $5.189 per share.

On August 7, 2008 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated July 15, 2008 with James E. Sinclair, Chairman and C.E.O. for the for the purchase of 184,843 common shares at a price of $5.41 per share.

Subsequent to August 31, 2008:

On October 10, 2008 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated October 1, 2008 with James E. Sinclair, Chairman and C.E.O. for the for the purchase of 327,225 common shares at a price of $3.056 per share.

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

Other Financing

The Company entered into a private placement subscription agreement with Van Tongeren Management LLC dated October 29, 2008 to issue 352,381 common shares at a price of $2.10 per share for total proceeds of $740,000.  The proposed private placement is subject to regulatory approval.

On March 8, 2006 the Company completed a US$1.25 million private placement pursuant to a Subscription Agreement between the Company and Guild Investment Management, Inc. for 215,820 common shares at a price of $6.667 per share.

Other

During the year ended August 31, 2008 $437,567(2007 - $379,584) was paid or payable by the Company to directors for directors’ fees.  Directors were paid $112,898 (2007 -$102,473) in cash and $303,883 (2007 - $260,312) in non cash equivalent RSUs.

The company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the year ended August 31, 2008, the legal expense charged by this firm was $152,583(2007 - $82,404), of which $20,761 remains payable at year end.

At August 31, 2008, the Company has a payable of $10,478 to Mr. J. Sinclair, the Company’s CEO.

C.

Interest of Experts and Counsel

Not Applicable.

Item 8.

Financial Statements

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of the Company for the fiscal years ended August 31, 2008, 2007 and 2006 with the Report of Independent Registered Public Accounting Firm, comprised of:

(a)

Consolidated Balance Sheets as of August 31, 2008 and 2007;

(b)

Consolidated Statements of Operations and Deficit for the years ended August 31, 2008, 2007 and 2006;

(c)

Consolidated Statements of Cash Flows for the years ended August 31, 2008, 2007 and 2006; and

(d)

Notes to the consolidated financial statements.

Dividend Policy

The Company has never paid dividends and does not intend to in the near future.

Litigation

As at August 31, 2008 there were no legal proceedings which may have or have had a significant effect on the Company’s financial position or profitability.

B.

Significant Changes

None.

Item 9.

The Offering and Listing

A.

Offering and Listing Details

The common stock of the Company was listed on the Toronto Stock Exchange (TSX”) under the symbol “TNX” on October 29, 2001, and prior to that date the Company’s common stock was listed on the Canadian Venture Exchange, now known as the TSX Venture Exchange.

The common stock of the Company was listed on the American Stock Exchange (“AMEX”) (now NYSE Alternext US LLC (“NYSE Alternext”) under the symbol “TRE” on May 12, 2005.

As at August 31, 2008 there were 926 registered shareholders in the United States holding 43%  of the Company’s outstanding common stock, representing approximately 83% of the total number of shareholders. The Company’s Common stock is issued in registered form and the percentage of shares reported to be held by registered holders in the United States is taken from the records of the Computershare Trust Company of Canada in the City of Vancouver, the registrar and transfer agent for the common stock.

The number of registered shareholders resident in the United States is attributed as to 0.2%  to directors and officers of the Company who are United States residents; a further   0.2% held by United States residents who are immediate family members of a director and officer of the Company; and the balance of 42.6% are United States residents who have purchased shares in the secondary market, through the facilities of the Toronto Stock Exchange or NYSE Alternext.

The high and low prices expressed in Canadian dollars on the Toronto Stock Exchange for the Company’s common stock for the last six months and for each quarter for the last three fiscal years:

	Toronto Stock Exchange (Canadian Dollars)
Last Six Months	High	Low	Volume
October 2008	$3.65	$1.99	3,239,586
September 2008	$4.39	$2.15	3,785,131
August 2008	$5.29	$3.79	1,129,847
July 2008	$5.60	$4.15	1,703,398
June 2008	$5.38	$4.40	1,305,093
May 2008	$5.62	$4.95	1,185,158

2007-2008	High	Low	Volume
Fourth Quarter ended August 31, 2008	$5.60	$3.79	4,138,338
Third Quarter ended May 31, 2008	$6.32	$4.85	4,686,810
Second Quarter ended February 28, 2008	$7.20	$5.57	4,627,802
First Quarter ended November 30, 2007	$6.52	$4.99	5,919,488
2006-2007	High	Low	Volume

Fourth Quarter ended August 31, 2007	$6.38	$4.72	5,057,815
Third Quarter ended May 31, 2007	$6.73	$5.15	5,160,339
Second Quarter ended February 28, 2007	$8.24	$5.88	8,517,368
First Quarter ended November 30, 2006	$8.22	$5.00	9,056,654
2005-2006	High	Low	Volume
Fourth Quarter ended August 31, 2006	$9.25	$6.75	11,486,139
Third Quarter ended May 31, 2006	$10.08	$6.55	11,316,509
Second Quarter ended February 28, 2006	$8.75	$3.69	19,740,648
First Quarter ended November 30, 2005	$4.42	$2.00	18,045,485

Last Five Fiscal Years	High	Low
2008	$6.52	$3.79
2007	$8.24	$4.72
2006	$10.08	$2.00
2005	$2.11	$0.88
2004	$2.10	$0.99

	NYSE Alternext (US Dollars)
Last Six Months	High	Low	Volume
October 2008	3.05	1.58	8,834,600
September 2008	$3.94	$2.00	13,233,400
August 2008	$5.17	$3.55	5,114,500
July 2008	$5.55	$4.43	5,496,700
June 2008	$5.35	$4.35	5,324,900
May 2008	$5.70	$4.90	3,816,900

2007-2008	High	Low	Volume
Fourth Quarter ended August 31, 2008	$5.55	$3.55	15,936,100
Third Quarter ended May 31, 2008	$6.35	$4.77	17,084,400
Second Quarter ended February 28, 2008	$7.25	$5.50	19,660,000
First Quarter ended November 30, 2007	$6.77	$4.80	23,297,200

2006-2007	High	Low	Volume
Fourth Quarter ended August 31, 2007	$6.10	$4.51	19,584,600
Third Quarter ended May 31, 2007	$5.76	$4.78	16,972,200
Second Quarter ended February 28, 2007	$7.22	$4.94	21,306,700
First Quarter ended November 30, 2006	$7.24	$4.44	29,923,600

2005-2006	High	Low	Volume
Fourth Quarter ended August 31, 2006	$8.20	$6.18	26,997,700
Third Quarter ended May 31, 2006	$8.87	$5.70	52,771,300
Second Quarter ended February 28, 2006	$7.24	$3.30	74,499,700
First Quarter ended November 30, 2005	$3.57	$1.82	46,454,200

B.

Plan of Distribution

Not Applicable.

C.

Markets

The Company’s common stock is listed on the Toronto Stock Exchange under the trading symbol “TNX” and on the NYSE Alternext under the trading symbol “TRE”.

D.

Selling Shareholders

Not Applicable.

E.

Dilution

Not Applicable.

F.

Expenses of the Issue

Not Applicable.

Item 10.

Additional Information

A.

Share Capital

The Corporation’s Restated Articles of Incorporation authorized the Corporation to issue an unlimited number of common shares.  As of January 9, 2008 the Board resolved that the Company authorize for issuance up to a maximum of 96,000,000 common shares, subject to further resolutions of the Company’s Board of Directors, from time to time.  Of the 96,000,000 common shares authorized, without par value, 88,114,352 shares were issued and outstanding as of August 31, 2008.

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

The following table reconciles the total number of shares outstanding for the last three fiscal years:

	No. of Shares	Amount
Total Outstanding as at August 31, 2006	86,241,075	51,397,278
Add: Stock Options Exercised for cash	75,000	$59,250
Issued for cash	129,599	$750,000
Issued for share subscription previously received	110,525	$750,000
Issued pursuant to Restricted Stock Unit Plan	32,242	$231,627
Isuued for mineral property acquisition	160,052	$925,124

Total Outstanding as at August 31, 2007	86,748,493	$54,113,279
Add: Issued for private placements	1,031,695	5,724,997
Issued pursuant to share subscriptions agreements	271,374	1,500,000
Issued pursuant to Restricted Stock Unit Plan	62,790	367,124
Total Outstanding as at August 31, 2008	88,114,352	$61,705,400

Shares are issued by the Company with the regulatory acceptance of the Toronto Stock Exchange and NYSE Alternext, upon resolution of the Board of Directors of the Company.  There are a total of 88,114,352 common shares issued and a further 404,968 common shares reserved for issuance under outstanding RSUs as at August 31, 2008.

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

The Articles of the Company were further amended on February 29, 2008 as follows:

•

Pursuant to Section 173(1)(l) of the Business Corporations Act (Alberta), Item 5 of the Articles of the Corporation was amended by changing the maximum number of directors from 9 to 11.

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

C.

Material Contracts

The following are the material contracts of the Company (other than contracts in the ordinary course of business) entered into within the last two years:

Date	Names of Parties	Description of General Nature of the Contract	Consideration Paid; Terms and Conditions
October 29, 2008	Van Tongeren Management LLC and the Company	Subscription Agreement for purchase of 352,381 common shares. The proposed private placement is subject to regulatory approval.	$2.10 per share for a total of $740,000
October 1, 2008	James E. Sinclair and the Company	Subscription Agreement for purchase of 327,225 common shares	$3.056 per share for a total of $1,000,000
July 15, 2008	James E. Sinclair and the Company	Subscription Agreement for purchase of 184,843 common shares	$5.41 per share for a total of $1,000,000
May 1, 2008	James E. Sinclair and the Company	Subscription Agreement for purchase of 332,434 common shares	$5.189 per share for a total of $1,725,000
February 4, 2008	James E. Sinclair and the Company	Subscription Agreement for purchase of 167,196 common shares	$5.981 per share for a total of $1,000,000
October 11, 2007	James E. Sinclair and the Company	Subscription Agreement for purchase of 347,222 common shares	$5.76 per share for a total of $2,000,000
January 25, 2007	Sloane Developments Ltd.	Option royalty agreement granting Sloane the right to earn a beneficial interest in the Company’s Itetemia and Luhala Projects.

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

Copies of the Company’s material contracts are kept in the Company’s principal executive office.

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

The following table sets forth the percentage of the Company's administrative expense by currency for the year ended August 31, 2008.

By Currency

2008
Canadian Dollar	35%
U.S. Dollar	40%
Tanzanian Schilling	25%
Total:	100%

Such administrative expense by currency may change from time to time, but it has been roughly the same year to year.  Further, the Company incurred net exploration costs of $2,573,194 and $3,130,712 for the years ended August 31, 2008 and 2007, respectively, which are primarily paid in U.S. dollars.

The Company has not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the Company's operations.  Based on prior years, the Company does not believe that it is subject to material foreign exchange fluctuations.  However, no assurance can be given that this will continue to be true in the future.

The Company has no long-term debt, therefore, the Company does not believe that the interest rate market risk to be material.  The Company has a fixed rate capital lease obligation outstanding in the amount of $82,061.

The market prices of most precious metals, including gold, have generally increased over the past three years, but are subject to market fluctuations based primarily on supply and demand.

The following table sets out the cumulative average prices of gold for the past five years, based on the London Metals Market afternoon price fix in U.S. dollars:

2004	2005	2006	2007	2008 (Average to August 31)
$409.72	$444.74	$603.46	$695.39	$912.62

Item 12.

Description of Securities Other than Equity Securities

Not Applicable.

Part II

Item 13.

Defaults, Dividend Arrears and Delinquencies

None.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.

Controls and Procedures

During the fiscal year ended August 31, 2008 there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934.  The Company’s management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2008.  In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The Public Company Accounting Oversight Board’s Auditing Standard No. 5 defines a material weakness as a control deficiency, or a combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected.  The company identified a material weakness in its internal control over financial reporting as of August 31, 2008:

•

The Company has limited accounting personnel with expertise in generally accepted accounting principles to enable effective segregation of duties over transaction processes with respect to financial reporting matters and internal control over financial reporting.  Specifically, certain personnel with financial transaction initiation and reporting responsibilities had incompatible duties that allowed for the creation, review and recording of journal entries, note disclosures and certain account reconciliations without adequate independent review and authorization.  This material weakness is pervasive.

Our independent auditor, KPMG LLP, the independent registered public accounting firm that audited the financial statements included in the report on Form 20-F, has issued an audit report on the Company's internal control over financial reporting.  Their audit report appears with the Financial Statements.

Changes in Internal Controls over Financial Reporting

There has been no material change in internal control over financial reporting.

•

Management continues to review the current assignment of responsibilities and has reassigned responsibilities to improve the segregation.  In addition, Management will identify and may hire additional accounting resources where required to redistribute and eliminate overlapping of duties.

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedure (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) and determined that, as a result of the material weakness in internal control over financial reporting described above, as of August 31, 2008 our disclosure controls and procedures are not effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

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

Item 16 C.

Principal Accountant Fees and Services

The independent auditor for the fiscal year ended August 31, 2008 and 2007 was KPMG LLP, Chartered Accountants.  The following summarizes the significant professional services rendered by KPMG LLP to the Company for the year ended August 31, 2008:

Financial Year EndingAugust 31	Audit Fees	Audit Related Fees	Tax Fees	Non-Audit Fees
2008	Canada – $172,500 Tanzania – US$4,000	Nil Nil	Nil Nil	Nil Nil
2007	Canada - $150,000 Tanzania – US$5,000	$16,250 Nil	Nil Nil	$57,400 Nil

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

Item 18.

Financial Statements

Not Applicable.

Item 19.

Exhibits

(a)

Exhibits

(4)(a)

-

Subscription Agreement dated October 29, 2008 between the Company and Van Tongeren Management LLC

(4)(b)

-

Subscription Agreement dated October 1, 2008 between  the Company and James E. Sinclair.

(4)(c)

-

Subscription Agreement dated July 15, 2008 between  the Company and James E. Sinclair.

(4)(d)

-

Subscription Agreement dated May 1, 2008 between the Company and James E. Sinclair.

(4)(e)

-

Subscription Agreement dated February 4, 2008 between the Company and James E. Sinclair.

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

Dated:

November 26, 2008

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:

signed: James E. Sinclair

James E. Sinclair,

Chairman and Chief Executive Officer

Exhibit 4(a)

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT is made the 29th day of October, 2008.

BETWEEN:

TANZANIAN ROYALTY EXPLORATION CORPORATION, of Suite 404 – 1688 15nd Street, South Surrey, Vancouver, British Columbia, V4A 4N2

(the “Issuer”)

OF THE FIRST PART

AND:

VAN TONGEREN MANAGEMENT LLC of 1872 Baldwin Road, Yorktown Hgts., New York, New York 10598

(the “Purchaser”)

OF THE SECOND PART

WHEREAS:

(A)

The Issuer’s common shares are listed on the Toronto Stock Exchange and the NYSE Alternext Exchange (collectively, the “Exchanges”) and the Issuer is subject to the regulatory jurisdiction of the Exchanges and each of the British Columbia, Alberta and Ontario Securities Commissions (collectively, the “Commissions”);

(B)

The Purchaser currently holds       500,000         common shares of the Issuer.

THE PARTIES to this Agreement agree as follows:

SUBSCRIPTION

1.2

The Purchaser hereby subscribes for and agrees to purchase from the Issuer 352,381 common shares in the capital stock of the Issuer (the “Shares”), at a price of CAD$2.10 per Share for total proceeds of C$740,000.00, representing the five-day weighted-average trading price of the Issuer’s common shares on the Toronto Stock Exchange for the period ended October 28, 2008, less a discount of ten (10%) per cent.

1.3

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

1.4

The Purchaser shall pay for the Shares upon its execution of this Subscription Agreement by delivery in accordance with the provisions of Section 3.2 below, or shall make payment in such other manner as is acceptable to the Issuer, failing which the Issuer shall have the right to rescind this Subscription Agreement, in addition to any other legal rights it may have.

Article 2 -
ACKNOWLEDGMENTS, REPRESENTATIONS AND WARRANTIES

2.1

The Purchaser acknowledges, represents and warrants, as at the date hereof and as at the Closing Date, that:

(i)

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

(a)

the Purchaser is restricted from using most of the civil remedies available under the Applicable Securities Laws;

(b)

the Purchaser may not receive information that would otherwise be required to be provided to the Purchaser under the Applicable Securities Laws; and

(c)

the Issuer is relieved from certain obligations that would otherwise apply under the Applicable Securities Laws;

(ii)

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

(iii)

if applicable, the Purchaser will execute and deliver to the Issuer for filing with the Toronto Stock Exchange, the Corporate Placee Registration Form, and any equivalent or other form required by the American Stock Exchange;

(iv)

the Purchaser is either one or more of the following:

(a)

an “accredited investor” as defined under Multilateral Instrument 45 103 (if applicable, the Purchaser has signed and delivered to the Issuer an Accredited Investor Certificate);

(b)

a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(c)

a spouse, parent, grandparent, brother, sister or child of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(d)

a close personal friend of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(e)

a close business associate of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(f)

a person or company that is wholly-owned by any combination of persons or companies described in sub-paragraphs (ii) to (v) above;

(g)

an employee, senior officer or director of the Issuer, provided that the Purchaser has not been induced to purchase the Shares by expectation of employment or continued employment, or otherwise required by the Issuer to purchase the securities;

(h)

a resident of British Columbia and acknowledges receipt of an Offering Memorandum in the required form, and if applicable the Purchaser has signed and delivered to the Issuer a risk acknowledgment (the “Acknowledgment”); or

(i)

a resident of Alberta and acknowledges receipt of an Offering Memorandum in the required form, and the Purchaser has signed and delivered to the Issuer the Acknowledgment, and either the Purchaser is an “eligible investor” as defined under Multilateral Instrument 45-103, or the aggregate acquisition cost of the Shares being purchased does not exceed $10,000;

(v)

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

(vi)

the representations, warranties and statements of fact made by the Purchaser herein, and in the Acknowledgment and the Corporate Placee Registration Form (if either or both are required) are true and correct as of the date hereof and will be true on the Closing Date;

(vii)

the Shares were not offered to the Purchaser through an advertisement in printed media of general and regular paid circulation, radio or television;

(viii)

the offer made by this subscription is irrevocable and requires acceptance by the Issuer and the approval of the Exchanges;

(ix)

the Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended.  Accordingly, any offer or sales in the United States or to such nationals or residents thereof must be pursuant to the registration requirements of the Securities Act of 1933, as amended, or an exemption therefrom.  The Issuer does not make any representation with respect to, nor has it assumed any responsibility for, the registration of the Shares or the availability of any such exemption; and the Issuer does not make any representation as to when, if at any time, the Shares may be resold in the United States or to such nationals or residents thereof;

(x)

this subscription has not been solicited in any manner contrary to Applicable Securities Laws or the United States Securities Act of 1933, as amended;

(xi)

no person has made to the Purchaser any written or oral representation:

(a)

that any person will resell or repurchase any of the Shares;

(b)

that any person will refund the purchase price of any of the Shares; or

(c)

as to the future price or value of any of the Shares; or

(xii)

the Purchaser is not a “control person” of the Issuer as defined in the Applicable Securities Laws and will not become a “control person” by virtue of the purchase of the Shares and does not intend to act in concert with any other person to form a control group;

(xiii)

the Purchaser has no knowledge of a “material fact” or “material change” (as those terms are defined in the Applicable Securities Laws) in the affairs of the Issuer that has not been generally disclosed to the public, save knowledge of this particular transaction;

(xiv)

the purchase of the Shares has been privately negotiated and arranged and the Purchaser or its agent has been invited and afforded the opportunity to conduct a review of all of the Issuer’s affairs and records in order that the Purchaser may be properly and fully aware of all of the facts relevant to the Issuer’s affairs;

(xv)

the Purchaser has sought and obtained independent legal advice regarding the purchase and re-sale of the Shares under the Applicable Securities Laws;

(xvi)

the Toronto Stock Exchange requires that the Shares must be unconditionally held for a period of four (4) months from the Closing Date;

(xvii)

unless the Purchaser is otherwise exempted under the Applicable Securities Laws, the Shares must be unconditionally held for a period of four (4) months from the Closing Date, except as may be otherwise permitted by the Applicable Securities Laws and, if the Purchaser is a resident of a jurisdiction other than British Columbia, the Shares may be subject to additional re-sale restrictions; and if the Purchaser is a resident of the United States of America, the Shares will be subject to resale restrictions pursuant to Rule 144 promulgated under the United States Securities Act of 1933;

(xviii)

resale of the Shares will be subject to additional resale restrictions beyond the hold periods described immediately above if:

(a)

the Purchaser is an insider of the Issuer, other than a director or officer, and has not filed all insider trading reports or personal information forms required to be filed under the Applicable Securities Laws;

(b)

the Purchaser is a director or officer of the Issuer and has not filed all insider trading reports or personal information forms required to be filed under the Applicable Securities Laws or the Issuer has not filed all records required to be filed under Part 12 (continuous disclosure) of the Applicable Securities Laws;

(c)

the Purchaser is, or subsequently becomes, a control person within the meaning of the Applicable Securities Laws;

(d)

any unusual effort is made to prepare the market or create a demand for the securities; or

(e)

an extraordinary commission or consideration is paid in respect of the trade;

(xix)

the certificates representing the Shares will contain a legend or legends denoting restrictions on transfer as referred to herein and, where applicable, the resale restrictions under Rule 144 of the United States Securities Act of 1933;

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

2.2

The representations, warranties, covenants and acknowledgments of the Purchaser contained in this Subscription Agreement are made by the Purchaser with the intent that they may be relied upon by the Issuer in determining the Purchaser’s eligibility to purchase the Shares hereunder and the Purchaser hereby agrees to indemnify the Issuer against all losses, claims, costs, expenses and damages or liabilities which it may suffer or incur, caused or arising from its reliance thereon and the Purchaser further agrees that by accepting the Shares, the Purchaser shall be representing and warranting that such representations, warranties, covenants and acknowledgments are true as at the Closing Date with the same force and effect as if they had been made by the Purchaser at the Closing Date and that they shall survive the purchase by the Purchaser of the Shares and shall continue in full force and effect notwithstanding any subsequent disposition by the Purchaser of the Shares.

2.3

The Issuer represents and warrants as at the date hereof and as at the Closing Date, that:

(i)

the Issuer and its subsidiaries, if any, are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdiction of their incorporation;

(ii)

the Issuer will reserve or set aside sufficient shares in the treasury of the Issuer to issue the Shares;

(iii)

the Issuer is a “reporting issuer” as defined under the Applicable Securities Laws, and is not on the list of defaulting issuers maintained by the Commissions;

(iv)

the Issuer is a “qualifying issuer”, as that term is defined under Multilateral Instrument 45-106, and has filed a current Annual Information Form with the Commissions;

(v)

the Issuer shall use its best efforts to diligently seek and obtain the acceptance for filing of this Subscription Agreement by the Exchanges and will make all filings necessary to obtain the exemptions from registration and prospectus requirements available under the Applicable Securities Laws respectively in respect of the transaction contemplated hereby;

(vi)

the issuance and sale of the Shares by the Issuer does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions or provisions of its constating documents or any agreement or instrument to which the Issuer is a party;

(vii)

this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Issuer and constitutes a valid obligation of the Issuer legally binding upon it and enforceable in accordance with its terms;

Article 3 -
CLOSING DATE

3.1

The closing of the transaction contemplated by this Subscription Agreement will take place within five business days of the receipt by the Issuer of final acceptance for filing by the Exchanges of this Subscription Agreement (the date of closing being referred to herein as the “Closing Date”).

3.2

Upon execution of this Subscription Agreement, the Purchaser shall deliver to the Issuer a certified cheque or banker’s draft for the total purchase price of the Shares or wire transfer the funds to a mutually acceptable escrow agent.

3.3

On the Closing Date, the Issuer will deliver to the Purchaser, against payment for the Shares, the certificate representing the Shares registered in the name of the Purchaser or the Purchaser’s nominee.

3.4

On the Closing Date, the Issuer will deliver to the Purchaser such copies of approvals or other documents as the Purchaser may reasonably request.

3.5

The acknowledgments, representations and warranties of the Purchaser and the Issuer herein shall survive the Closing Date.

Article 4 -
WARRANT PARTICIPATION

4.1

If the Issuer offers to issue, in connection with any issuance of common shares of the Issuer, at any time within two (2) years following the Closing Date, to any party or parties other than the Purchaser or to the shareholders of the Issuer generally in connection with any rights offering or otherwise (the “future distribution”), warrants entitling the holder to purchase common shares of the Issuer, the Issuer shall grant to the Purchaser, by no later than the closing date of the future distribution and without any further payment or other consideration being due or payable from the Purchaser, warrants of the Issuer (the “Participation Warrants”) having the same attributes as to exercise price, expiry date, and otherwise as those offered pursuant to the future distribution. The Purchaser shall be entitled to receive that number of Participation Warrants as is in the same proportion, relative to the number of Shares subscribed for under this Agreement, as the number of warrants bears to the number of common shares offered under the future distribution.

Article 5 -
HOLD PERIODS

5.1

The Purchaser acknowledges that the Shares may not be traded in British Columbia or Ontario for a period of four months from the date hereof, except as may be otherwise permitted by the Applicable Securities Laws, and that the Shares are also subject to a four (4) month hold period under the policies of the Toronto Stock Exchange.  The certificates representing the Shares will contain a legend denoting the restrictions on transfer imposed by the Applicable Securities Laws and the Exchanges, and where applicable, Rule 144 of the United States Securities Act of 1933.  The Purchaser agrees to sell, assign or transfer the Shares only in accordance with the requirements of the Applicable Securities Laws and the Exchanges.

Article 6 -
POWER OF ATTORNEY

6.1

Effective upon the acceptance by the Issuer of this Agreement, the Purchaser:

(i)

irrevocably appoints the President or Secretary of the Issuer (the “Attorney”) as the Purchaser’s attorney and agent, with full power of substitution, to execute, swear to, acknowledge, deliver, make, file, amend and record when and as necessary, any instrument, pooling agreement, acknowledgment, undertaking, direction or other document required to be filed by the Issuer or the Purchaser with any competent securities regulatory authority or stock exchange in connection with the purchase and sale of the Shares, or necessary, in the opinion of the Attorney, to complete or perfect the transactions contemplated by this Agreement, including without limitation, any required corrections or insertions necessary to complete the attached form of Corporate Placee Registration Form and Acknowledgment if required under the Applicable Securities Laws;

(ii)

declares that the power of attorney hereby granted is irrevocable and will survive the death, incapacity or bankruptcy of the Purchaser and will extend to and bind the Purchaser and the Purchaser’s heirs, assigns, executors, trustees in bankruptcy or other legal representatives or successors; and

(iii)

agrees to be bound by any representations made or actions taken by the Attorney if such representations or actions are made or taken in good faith and in accordance with the power of attorney hereby granted, and the Purchaser waives any and all defences which may be available to the Purchaser to deny, contest, or disaffirm any such representations or actions.

Article 7 -
MISCELLANEOUS

7.1

Upon acceptance of the subscription contained herein by the Issuer, this Subscription Agreement shall constitute a valid and binding agreement between the parties, subject only to the approval thereof by the Exchanges.

7.2

The parties to this Subscription Agreement will execute and deliver all such further and other deeds, documents and assurances, and will perform all such further and other acts as may, in the opinion of counsel for the Issuer, be necessary for the purposes of giving effect to or perfecting the transaction contemplated by this Subscription Agreement.

7.3

This Subscription Agreement constitutes the entire agreement between the parties and there are no representations, warranties or collateral agreements, express or implied, other than as expressly set forth herein.

7.4

The parties to this Subscription Agreement may amend this Subscription Agreement only in writing.

7.5

Time is of the essence of this Subscription Agreement and will be calculated in accordance with the provisions of the Interpretation Act (British Columbia).

7.6

This Subscription Agreement will be governed by and construed in accordance with the laws of British Columbia and the parties hereby irrevocably attorn to the jurisdiction of the Courts of such Province.

7.7

A party to this Subscription Agreement will give all notices to or other written communications with the other party to this Subscription Agreement concerning this Subscription Agreement by hand or by registered mail addressed to the address given above.

7.8

This Subscription Agreement shall enure to the benefit of and is binding upon the  parties to this Subscription Agreement and their successors and permitted assigns.

IN WITNESS WHEREOF the parties have executed and delivered this Subscription Agreement on the date first above written.

HENDRIK VAN TONGEREN

signed: Hendrick Van Tongeren

ACCEPTED BY the Issuer as of and from the date first above written.

TANZANIAN ROYALTY EXPLORATION CORPORATION

By: signed: James Sinclair
Authorized Signatory

Exhibit 4(b)

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT is made on the 1st day of October, 2008.

BETWEEN:

TANZANIAN ROYALTY EXPLORATION CORPORATION, of Suite 404 - 1688 152nd Street, South Surrey, British Columbia, V4A 4N2

(the “Issuer”)

OF THE FIRST PART

AND:

JAMES E. SINCLAIR, of 99 Amenia Union Road, Sharon, Connecticut, U.S.A., 06069 Telephone: (860) 364-1830 E-mail: trechairman108@mac.com

(the “Purchaser”)

OF THE SECOND PART

WHEREAS:

A. The Issuer’s common shares are listed on the Toronto Stock Exchange and the American Stock Exchange (collectively, the “Exchanges”) and the Issuer is subject to the regulatory jurisdiction of the Exchanges and each of the British Columbia, Alberta and Ontario Securities Commissions (collectively, the “Commissions”);

B. The Purchaser currently holds 3,021,177 common shares of the Issuer.

THE PARTIES to this Agreement agree as follows:

1) SUBSCRIPTION

a) The Purchaser hereby subscribes for and agrees to purchase from the Issuer 327,225 common shares in the capital stock of the Issuer (the “Shares”), at a price of $3.056 per Share, which is the greater of the five-day weighted-average trading price of the Issuer’s common shares on the Toronto Stock Exchange for the period ended September 30, 2008 of $3.056 and the closing price of the Issuer’s common shares on the Toronto Stock Exchange on September 30, 2008 of $2.85. Total consideration is $1,000,000.

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

2) ACKNOWLEDGMENTS, REPRESENTATIONS AND WARRANTIES

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

(3) the Issuer is relieved from certain obligations that would otherwise apply under the Applicable Securities Laws;

ii)	the Purchaser is purchasing the Shares as principal for its own account and not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Shares; and if the Purchaser is a “portfolio manager” as defined under the Applicable Securities Laws, the Purchaser understands that it is deemed by the Applicable Securities Laws to be acting as principal when it purchases or sells as an agent for accounts that are fully managed by it;

iii)	if applicable, the Purchaser will execute and deliver to the Issuer for filing with the Toronto Stock Exchange, the Corporate Placee Registration Form, and any equivalent or other form required by the American Stock Exchange;

iv)	the Purchaser is either one or more of the following:

(i)	an “accredited investor” as defined under Multilateral Instrument 45-103 (if applicable, the Purchaser has signed and delivered to the Issuer an Accredited Investor Certificate);

(ii)	a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(iii)	a spouse, parent, grandparent, brother, sister or child of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(iv)	a close personal friend of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(v)	a close business associate of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(vi)	a person or company that is wholly-owned by any combination of persons or companies described in sub-paragraphs (ii) to (v) above;

(vii)	an employee, senior officer or director of the Issuer, provided that the Purchaser has not been induced to purchase the Shares by expectation of employment or continued employment, or otherwise required by the Issuer to purchase the securities;

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

v)	the Purchaser is purchasing the Shares under the exemption from prospectus requirements available under section 74(2)(4) of the BC Act and the Purchaser is not a syndicate, partnership or other form of unincorporated entity or organization created solely to permit the purchase of the Shares by a group of individuals whose individual share of the aggregate acquisition cost of the Shares is not less than $97,000 (Cdn.);

vi)	the representations, warranties and statements of fact made by the Purchaser herein, and in the Acknowledgment and the Corporate Placee Registration Form (if either or both are required) are true and correct as of the date hereof and will be true on the Closing Date;

vii)	the Shares were not offered to the Purchaser through an advertisement in printed media of general and regular paid circulation, radio or television;

viii)	the offer made by this subscription is irrevocable and requires acceptance by the Issuer and the approval of the Exchanges;

ix)	the Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended. Accordingly, any offer or sales in the United States or to such nationals or residents thereof must be pursuant to the registration requirements of the Securities Act of 1933, as amended, or an exemption therefrom. The Issuer does not make any representation with respect to, nor has it assumed any responsibility for, the registration of the Shares or the availability of any such exemption; and the Issuer does not make any representation as to when, if at any time, the Shares may be resold in the United States or to such nationals or residents thereof;

x)	this subscription has not been solicited in any manner contrary to Applicable Securities Laws or the United States Securities Act of 1933, as amended;

xi)	no person has made to the Purchaser any written or oral representation:

(1) that any person will resell or repurchase any of the Shares;

(2) that any person will refund the purchase price of any of the Shares; or

(3) as to the future price or value of any of the Shares; or

xii)	the Purchaser is not a “control person” of the Issuer as defined in the Applicable Securities Laws and will not become a “control person” by virtue of the purchase of the Shares and does not intend to act in concert with any other person to form a control group;

xiii)	the Purchaser has no knowledge of a “material fact” or “material change” (as those terms are defined in the Applicable Securities Laws) in the affairs of the Issuer that has not been generally disclosed to the public, save knowledge of this particular transaction;

xiv)	the purchase of the Shares has been privately negotiated and arranged and the Purchaser or his agent has been invited and afforded the opportunity to conduct a review of all of the Issuer’s affairs and records in order that the Purchaser may be properly and fully aware of all of the facts relevant to the Issuer’s affairs;

xv)	the Purchaser has sought and obtained independent legal advice regarding the purchase and re-sale of the Shares under the Applicable Securities Laws;

xvi)	the Toronto Stock Exchange requires that the Shares must be unconditionally held for a period of four (4) months from the Closing Date;

xvii)	unless the Purchaser is otherwise exempted under the Applicable Securities Laws, the Shares must be unconditionally held for a period of four (4) months from the Closing Date, except as may be otherwise permitted by the Applicable Securities Laws and, if the Purchaser is a resident of a jurisdiction other than British Columbia, the Shares may be subject to additional re-sale restrictions; and if the Purchaser is a resident of the United States of America, the Shares will be subject to resale restrictions pursuant to Rule 144 promulgated under the United States Securities Act of 1933;

xviii)	resale of the Shares will be subject to additional resale restrictions beyond the hold periods described immediately above if:

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

(3) the Purchaser is, or subsequently becomes, a control person within the meaning of the Applicable Securities Laws;

(4) any unusual effort is made to prepare the market or create a demand for the securities; or

(5) an extraordinary commission or consideration is paid in respect of the trade;

xix)	the certificates representing the Shares will contain a legend or legends denoting restrictions on transfer as referred to herein and, where applicable, the resale restrictions under Rule 144 of the United States Securities Act of 1933;

xx)	the Purchaser has the legal capacity and competence to enter into and to execute and deliver this Subscription Agreement and to take all actions required pursuant hereto, and the Purchaser is duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation and all necessary approvals by its directors, shareholders and others have been given to authorize execution of this Subscription Agreement on behalf of the Purchaser;

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

b) The representations, warranties, covenants and acknowledgments of the Purchaser contained in this Subscription Agreement are made by the Purchaser with the intent that they may be relied upon by the Issuer in determining the Purchaser’s eligibility to purchase the Shares hereunder and the Purchaser hereby agrees to indemnify the Issuer against all losses, claims, costs, expenses and damages or liabilities which it may suffer or incur, caused or arising from its reliance thereon and the Purchaser further agrees that by accepting the Shares, the Purchaser shall be representing and warranting that such representations, warranties, covenants and acknowledgments are true as at the Closing Date with the same force and effect as if they had been made by the Purchaser at the Closing Date and that they shall survive the purchase by the Purchaser of the Shares and shall continue in full force and effect notwithstanding any subsequent disposition by the Purchaser of the Shares.

c)	The Issuer represents and warrants as at the date hereof and as at the Closing Date, that:

	i)	the Issuer and its subsidiaries, if any, are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdiction of their incorporation;

	ii)	the Issuer will reserve or set aside sufficient Shares in the treasury of the Issuer to issue the Shares;

	iii)	the Issuer is a “reporting issuer” as defined under the Applicable Securities Laws, and is not on the list of defaulting issuers maintained by the Commissions;

	iv)	the Issuer is a “qualifying issuer”, as that term is defined under Multilateral Instrument 45-106, and has filed a current Annual Information Form with the Commissions;

	v)	the Issuer shall use its best efforts to diligently seek and obtain the acceptance for filing of this Subscription Agreement by the Exchanges and will make all filings necessary to obtain the exemptions from registration and prospectus requirements available under the Applicable Securities Laws respectively in respect of the transaction contemplated hereby;

	vi)	the issuance and sale of the Shares by the Issuer does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions or provisions of its constating documents or any agreement or instrument to which the Issuer is a party;

	vii)	this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Issuer and constitutes a valid obligation of the Issuer legally binding upon it and enforceable in accordance with its terms;

3) CLOSING DATE

a) The closing of the transaction contemplated by this Subscription Agreement will take place within five business days of the receipt by the Issuer of final acceptance for filing by the Exchanges of this Subscription Agreement (the date of closing being referred to herein as the “Closing Date”).

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

4) HOLD PERIODS

a) The Purchaser acknowledges that the Shares may not be traded in British Columbia or Ontario for a period of four months from the date hereof, except as may be otherwise permitted by the Applicable Securities Laws, and that the Shares are also subject to a four (4) month hold period under the policies of the Toronto Stock Exchange. The certificates representing the Shares will contain a legend denoting the restrictions on transfer imposed by the Applicable Securities Laws and the Exchanges, and where applicable, Rule 144 of the United States Securities Act of 1933. The Purchaser agrees to sell, assign or transfer the Shares only in accordance with the requirements of the Applicable Securities Laws and the Exchanges.

5) POWER OF ATTORNEY

a)	Effective upon the acceptance by the Issuer of this Agreement, the Purchaser:

	(a)	irrevocably appoints the President or Secretary of the Issuer (the “Attorney”) as the Purchaser’s attorney and agent, with full power of substitution, to execute, swear to, acknowledge, deliver, make, file, amend and record when and as necessary, any instrument, pooling agreement, acknowledgment, undertaking, direction or other document required to be filed by the Issuer or the Purchaser with any competent securities regulatory authority or stock exchange in connection with the purchase and sale of the Shares, or necessary, in the opinion of the Attorney, to complete or perfect the transactions contemplated by this Agreement, including without limitation, any required corrections or insertions necessary to complete the attached form of Corporate Placee Registration Form and Acknowledgment if required under the Applicable Securities Laws;

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

6) MISCELLANEOUS

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

IN WITNESS WHEREOF the parties have executed and delivered this Subscription Agreement on the date first above written.

Purchaser:

Signed: James Sinclair
Signed:	Helen Hansen
Witness		JAMES E. SINCLAIR
99 Amenia Union Road,
Sharon, Connecticut, U.S.A., 06069

ACCEPTED BY the Issuer as of and from the date first above written.

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:	signed: Regina Kuo-Lee
Authorized Signatory

Exhibit 4(c)

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT is made on the 15th day of July, 2008.

BETWEEN:

TANZANIAN ROYALTY EXPLORATION CORPORATION, of Suite 404 - 1688 152nd Street, South Surrey, British Columbia, V4A 4N2

(the “Issuer”)
OF THE FIRST PART
AND:
	JAMES E. SINCLAIR, of 99 Amenia Union		Road, Sharon, Connecticut,
U.S.A., 06069
	Telephone:	(860) 364-1830
E-mail: trechairman108@mac.com
(the “Purchaser”)
OF THE SECOND PART
WHEREAS:

A. The Issuer’s common shares are listed on the Toronto Stock Exchange and the American Stock Exchange (collectively, the “Exchanges”) and the Issuer is subject to the regulatory jurisdiction of the Exchanges and each of the British Columbia, Alberta and Ontario Securities Commissions (collectively, the “Commissions”);

B. The Purchaser currently holds 3,158,192 common shares of the Issuer.

THE PARTIES to this Agreement agree as follows:

7) SUBSCRIPTION

a) The Purchaser hereby subscribes for and agrees to purchase from the Issuer 184,843 common shares in the capital stock of the Issuer (the “Shares”), at a price of $5.41 per Share, which is the greater of the five-day weighted-average trading price of the Issuer’s common shares on the Toronto Stock Exchange for the period ended July 14, 2008 of $5.101 and the closing price of the Issuer’s common shares on the Toronto Stock Exchange on July 14, 2008 of $5.41. Total consideration is $1,000,000.

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

(3) the Issuer is relieved from certain obligations that would otherwise apply under the Applicable Securities Laws;

ii)	the Purchaser is purchasing the Shares as principal for its own account and not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Shares; and if the Purchaser is a “portfolio manager” as defined under the Applicable Securities Laws, the Purchaser understands that it is deemed by the Applicable Securities Laws to be acting as principal when it purchases or sells as an agent for accounts that are fully managed by it;

iii)	if applicable, the Purchaser will execute and deliver to the Issuer for filing with the Toronto Stock Exchange, the Corporate Placee Registration Form, and any equivalent or other form required by the American Stock Exchange;

iv)	the Purchaser is either one or more of the following:

(i)	an “accredited investor” as defined under Multilateral Instrument 45-103 (if applicable, the Purchaser has signed and delivered to the Issuer an Accredited Investor Certificate);

(ii)	a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(iii)	a spouse, parent, grandparent, brother, sister or child of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(iv)	a close personal friend of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(v)	a close business associate of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(vi)	a person or company that is wholly-owned by any combination of persons or companies described in sub-paragraphs (ii) to (v) above;

(vii)	an employee, senior officer or director of the Issuer, provided that the Purchaser has not been induced to purchase the Shares by expectation of employment or continued employment, or otherwise required by the Issuer to purchase the securities;

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

v)	the Purchaser is purchasing the Shares under the exemption from prospectus requirements available under section 74(2)(4) of the BC Act and the Purchaser is not a syndicate, partnership or other form of unincorporated entity or organization created solely to permit the purchase of the Shares by a group of individuals whose individual share of the aggregate acquisition cost of the Shares is not less than $97,000 (Cdn.);

vi)	the representations, warranties and statements of fact made by the Purchaser herein, and in the Acknowledgment and the Corporate Placee Registration Form (if either or both are required) are true and correct as of the date hereof and will be true on the Closing Date;

vii)	the Shares were not offered to the Purchaser through an advertisement in printed media of general and regular paid circulation, radio or television;

viii)	the offer made by this subscription is irrevocable and requires acceptance by the Issuer and the approval of the Exchanges;

ix)	the Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended. Accordingly, any offer or sales in the United States or to such nationals or residents thereof must be pursuant to the registration requirements of the Securities Act of 1933, as amended, or an exemption therefrom. The Issuer does not make any representation with respect to, nor has it assumed any responsibility for, the registration of the Shares or the availability of any such exemption; and the Issuer does not make any representation as to when, if at any time, the Shares may be resold in the United States or to such nationals or residents thereof;

x)	this subscription has not been solicited in any manner contrary to Applicable Securities Laws or the United States Securities Act of 1933, as amended;

xi)	no person has made to the Purchaser any written or oral representation:

(1) that any person will resell or repurchase any of the Shares;

(2) that any person will refund the purchase price of any of the Shares; or

(3) as to the future price or value of any of the Shares; or

xii)	the Purchaser is not a “control person” of the Issuer as defined in the Applicable Securities Laws and will not become a “control person” by virtue of the purchase of the Shares and does not intend to act in concert with any other person to form a control group;

xiii)	the Purchaser has no knowledge of a “material fact” or “material change” (as those terms are defined in the Applicable Securities Laws) in the affairs of the Issuer that has not been generally disclosed to the public, save knowledge of this particular transaction;

xiv)	the purchase of the Shares has been privately negotiated and arranged and the Purchaser or his agent has been invited and afforded the opportunity to conduct a review of all of the Issuer’s affairs and records in order that the Purchaser may be properly and fully aware of all of the facts relevant to the Issuer’s affairs;

xv)	the Purchaser has sought and obtained independent legal advice regarding the purchase and re-sale of the Shares under the Applicable Securities Laws;

xvi)	the Toronto Stock Exchange requires that the Shares must be unconditionally held for a period of four (4) months from the Closing Date;

xvii)	unless the Purchaser is otherwise exempted under the Applicable Securities Laws, the Shares must be unconditionally held for a period of four (4) months from the Closing Date, except as may be otherwise permitted by the Applicable Securities Laws and, if the Purchaser is a resident of a jurisdiction other than British Columbia, the Shares may be subject to additional re-sale restrictions; and if the Purchaser is a resident of the United States of America, the Shares will be subject to resale restrictions pursuant to Rule 144 promulgated under the United States Securities Act of 1933;

xviii)	resale of the Shares will be subject to additional resale restrictions beyond the hold periods described immediately above if:

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

(3) the Purchaser is, or subsequently becomes, a control person within the meaning of the Applicable Securities Laws;

(4) any unusual effort is made to prepare the market or create a demand for the securities; or

(5) an extraordinary commission or consideration is paid in respect of the trade;

xix)	the certificates representing the Shares will contain a legend or legends denoting restrictions on transfer as referred to herein and, where applicable, the resale restrictions under Rule 144 of the United States Securities Act of 1933;

xx)	the Purchaser has the legal capacity and competence to enter into and to execute and deliver this Subscription Agreement and to take all actions required pursuant hereto, and the Purchaser is duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation and all necessary approvals by its directors, shareholders and others have been given to authorize execution of this Subscription Agreement on behalf of the Purchaser;

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

b) The representations, warranties, covenants and acknowledgments of the Purchaser contained in this Subscription Agreement are made by the Purchaser with the intent that they may be relied upon by the Issuer in determining the Purchaser’s eligibility to purchase the Shares hereunder and the Purchaser hereby agrees to indemnify the Issuer against all losses, claims, costs, expenses and damages or liabilities which it may suffer or incur, caused or arising from its reliance thereon and the Purchaser further agrees that by accepting the Shares, the Purchaser shall be representing and warranting that such representations, warranties, covenants and acknowledgments are true as at the Closing Date with the same force and effect as if they had been made by the Purchaser at the Closing Date and that they shall survive the purchase by the Purchaser of the Shares and shall continue in full force and effect notwithstanding any subsequent disposition by the Purchaser of the Shares.

c)	The Issuer represents and warrants as at the date hereof and as at the Closing Date, that:

	i)	the Issuer and its subsidiaries, if any, are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdiction of their incorporation;

	ii)	the Issuer will reserve or set aside sufficient Shares in the treasury of the Issuer to issue the Shares;

	iii)	the Issuer is a “reporting issuer” as defined under the Applicable Securities Laws, and is not on the list of defaulting issuers maintained by the Commissions;

	iv)	the Issuer is a “qualifying issuer”, as that term is defined under Multilateral Instrument 45-106, and has filed a current Annual Information Form with the Commissions;

	v)	the Issuer shall use its best efforts to diligently seek and obtain the acceptance for filing of this Subscription Agreement by the Exchanges and will make all filings necessary to obtain the exemptions from registration and prospectus requirements available under the Applicable Securities Laws respectively in respect of the transaction contemplated hereby;

	vi)	the issuance and sale of the Shares by the Issuer does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions or provisions of its constating documents or any agreement or instrument to which the Issuer is a party;

	vii)	this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Issuer and constitutes a valid obligation of the Issuer legally binding upon it and enforceable in accordance with its terms;

9) CLOSING DATE

a) The closing of the transaction contemplated by this Subscription Agreement will take place within five business days of the receipt by the Issuer of final acceptance for filing by the Exchanges of this Subscription Agreement (the date of closing being referred to herein as the “Closing Date”).

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

10) HOLD PERIODS

a) The Purchaser acknowledges that the Shares may not be traded in British Columbia or Ontario for a period of four months from the date hereof, except as may be otherwise permitted by the Applicable Securities Laws, and that the Shares are also subject to a four (4) month hold period under the policies of the Toronto Stock Exchange. The certificates representing the Shares will contain a legend denoting the restrictions on transfer imposed by the Applicable Securities Laws and the Exchanges, and where applicable, Rule 144 of the United States Securities Act of 1933. The Purchaser agrees to sell, assign or transfer the Shares only in accordance with the requirements of the Applicable Securities Laws and the Exchanges.

11) POWER OF ATTORNEY

a)	Effective upon the acceptance by the Issuer of this Agreement, the Purchaser:

	(a)	irrevocably appoints the President or Secretary of the Issuer (the “Attorney”) as the Purchaser’s attorney and agent, with full power of substitution, to execute, swear to, acknowledge, deliver, make, file, amend and record when and as necessary, any instrument, pooling agreement, acknowledgment, undertaking, direction or other document required to be filed by the Issuer or the Purchaser with any competent securities regulatory authority or stock exchange in connection with the purchase and sale of the Shares, or necessary, in the opinion of the Attorney, to complete or perfect the transactions contemplated by this Agreement, including without limitation, any required corrections or insertions necessary to complete the attached form of Corporate Placee Registration Form and Acknowledgment if required under the Applicable Securities Laws;

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

IN WITNESS WHEREOF the parties have executed and delivered this Subscription Agreement on the date first above written.

Purchaser:

Signed: James E. Sinclair

Witness signed: Victoria M. Luis	JAMES E. SINCLAIR
99 Amenia Union Road,
Sharon, Connecticut, U.S.A., 06069

ACCEPTED BY the Issuer as of and from the date first above written.

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:	signed: Regina Kuo-Lee
Authorized Signatory

Exhibit 4(d)

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT is made on the 1st day of May, 2008.

BETWEEN:

TANZANIAN ROYALTY EXPLORATION CORPORATION, of Suite 404 - 1688 152nd Street, South Surrey, British Columbia, V4A 4N2

(the “Issuer”)
OF THE FIRST PART
AND:
	JAMES E. SINCLAIR, of 99 Amenia Union		Road, Sharon, Connecticut,
U.S.A., 06069
	Telephone:	(860) 364-1830
E-mail: trechairman108@mac.com
(the “Purchaser”)
OF THE SECOND PART
WHEREAS:

A. The Issuer’s common shares are listed on the Toronto Stock Exchange and the American Stock Exchange (collectively, the “Exchanges”) and the Issuer is subject to the regulatory jurisdiction of the Exchanges and each of the British Columbia, Alberta and Ontario Securities Commissions (collectively, the “Commissions”);

B. The Purchaser currently holds 2,893,090 common shares of the Issuer. THE PARTIES to this Agreement agree as follows: 13) SUBSCRIPTION

a) The Purchaser hereby subscribes for and agrees to purchase from the Issuer 332,434 common shares in the capital stock of the Issuer (the “Shares”), at a price of $5.189 per Share, which is the greater of the five-day weighted-average trading price of the Issuer’s common shares on the Toronto Stock Exchange for the period ended April 30, 2008 of $5.189 and the closing price of the Issuer’s common shares on the Toronto Stock Exchange on April 30, 2008 of $5.13. Total consideration is $1,725,000.00.

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

14) ACKNOWLEDGMENTS, REPRESENTATIONS AND WARRANTIES

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

(3) the Issuer is relieved from certain obligations that would otherwise apply under the Applicable Securities Laws;

ii)	the Purchaser is purchasing the Shares as principal for its own account and not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Shares; and if the Purchaser is a “portfolio manager” as defined under the Applicable Securities Laws, the Purchaser understands that it is deemed by the Applicable Securities Laws to be acting as principal when it purchases or sells as an agent for accounts that are fully managed by it;

iii)	if applicable, the Purchaser will execute and deliver to the Issuer for filing with the Toronto Stock Exchange, the Corporate Placee Registration Form, and any equivalent or other form required by the American Stock Exchange;

iv)	the Purchaser is either one or more of the following:

(i)	an “accredited investor” as defined under Multilateral Instrument 45-103 (if applicable, the Purchaser has signed and delivered to the Issuer an Accredited Investor Certificate);

(ii)	a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(iii)	a spouse, parent, grandparent, brother, sister or child of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(iv)	a close personal friend of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(v)	a close business associate of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(vi)	a person or company that is wholly-owned by any combination of persons or companies described in sub-paragraphs (ii) to (v) above;

(vii)	an employee, senior officer or director of the Issuer, provided that the Purchaser has not been induced to purchase the Shares by expectation of employment or continued employment, or otherwise required by the Issuer to purchase the securities;

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

v)	the Purchaser is purchasing the Shares under the exemption from prospectus requirements available under section 74(2)(4) of the BC Act and the Purchaser is not a syndicate, partnership or other form of unincorporated entity or organization created solely to permit the purchase of the Shares by a group of individuals whose individual share of the aggregate acquisition cost of the Shares is not less than $97,000 (Cdn.);

vi)	the representations, warranties and statements of fact made by the Purchaser herein, and in the Acknowledgment and the Corporate Placee Registration Form (if either or both are required) are true and correct as of the date hereof and will be true on the Closing Date;

vii)	the Shares were not offered to the Purchaser through an advertisement in printed media of general and regular paid circulation, radio or television;

viii)	the offer made by this subscription is irrevocable and requires acceptance by the Issuer and the approval of the Exchanges;

ix)	the Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended. Accordingly, any offer or sales in the United States or to such nationals or residents thereof must be pursuant to the registration requirements of the Securities Act of 1933, as amended, or an exemption therefrom. The Issuer does not make any representation with respect to, nor has it assumed any responsibility for, the registration of the Shares or the availability of any such exemption; and the Issuer does not make any representation as to when, if at any time, the Shares may be resold in the United States or to such nationals or residents thereof;

x)	this subscription has not been solicited in any manner contrary to Applicable Securities Laws or the United States Securities Act of 1933, as amended;

xi)	no person has made to the Purchaser any written or oral representation:

(1) that any person will resell or repurchase any of the Shares;

(2) that any person will refund the purchase price of any of the Shares; or

(3) as to the future price or value of any of the Shares; or

xii)	the Purchaser is not a “control person” of the Issuer as defined in the Applicable Securities Laws and will not become a “control person” by virtue of the purchase of the Shares and does not intend to act in concert with any other person to form a control group;

xiii)	the Purchaser has no knowledge of a “material fact” or “material change” (as those terms are defined in the Applicable Securities Laws) in the affairs of the Issuer that has not been generally disclosed to the public, save knowledge of this particular transaction;

xiv)	the purchase of the Shares has been privately negotiated and arranged and the Purchaser or his agent has been invited and afforded the opportunity to conduct a review of all of the Issuer’s affairs and records in order that the Purchaser may be properly and fully aware of all of the facts relevant to the Issuer’s affairs;

xv)	the Purchaser has sought and obtained independent legal advice regarding the purchase and re-sale of the Shares under the Applicable Securities Laws;

xvi)	the Toronto Stock Exchange requires that the Shares must be unconditionally held for a period of four (4) months from the Closing Date;

xvii)	unless the Purchaser is otherwise exempted under the Applicable Securities Laws, the Shares must be unconditionally held for a period of four (4) months from the Closing Date, except as may be otherwise permitted by the Applicable Securities Laws and, if the Purchaser is a resident of a jurisdiction other than British Columbia, the Shares may be subject to additional re-sale restrictions; and if the Purchaser is a resident of the United States of America, the Shares will be subject to resale restrictions pursuant to Rule 144 promulgated under the United States Securities Act of 1933;

xviii)	resale of the Shares will be subject to additional resale restrictions beyond the hold periods described immediately above if:

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

(3) the Purchaser is, or subsequently becomes, a control person within the meaning of the Applicable Securities Laws;

(4) any unusual effort is made to prepare the market or create a demand for the securities; or

(5) an extraordinary commission or consideration is paid in respect of the trade;

xix)	the certificates representing the Shares will contain a legend or legends denoting restrictions on transfer as referred to herein and, where applicable, the resale restrictions under Rule 144 of the United States Securities Act of 1933;

xx)	the Purchaser has the legal capacity and competence to enter into and to execute and deliver this Subscription Agreement and to take all actions required pursuant hereto, and the Purchaser is duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation and all necessary approvals by its directors, shareholders and others have been given to authorize execution of this Subscription Agreement on behalf of the Purchaser;

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

b) The representations, warranties, covenants and acknowledgments of the Purchaser contained in this Subscription Agreement are made by the Purchaser with the intent that they may be relied upon by the Issuer in determining the Purchaser’s eligibility to purchase the Shares hereunder and the Purchaser hereby agrees to indemnify the Issuer against all losses, claims, costs, expenses and damages or liabilities which it may suffer or incur, caused or arising from its reliance thereon and the Purchaser further agrees that by accepting the Shares, the Purchaser shall be representing and warranting that such representations, warranties, covenants and acknowledgments are true as at the Closing Date with the same force and effect as if they had been made by the Purchaser at the Closing Date and that they shall survive the purchase by the Purchaser of the Shares and shall continue in full force and effect notwithstanding any subsequent disposition by the Purchaser of the Shares.

c)	The Issuer represents and warrants as at the date hereof and as at the Closing Date, that:

	i)	the Issuer and its subsidiaries, if any, are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdiction of their incorporation;

	ii)	the Issuer will reserve or set aside sufficient Shares in the treasury of the Issuer to issue the Shares;

	iii)	the Issuer is a “reporting issuer” as defined under the Applicable Securities Laws, and is not on the list of defaulting issuers maintained by the Commissions;

	iv)	the Issuer is a “qualifying issuer”, as that term is defined under Multilateral Instrument 45-106, and has filed a current Annual Information Form with the Commissions;

	v)	the Issuer shall use its best efforts to diligently seek and obtain the acceptance for filing of this Subscription Agreement by the Exchanges and will make all filings necessary to obtain the exemptions from registration and prospectus requirements available under the Applicable Securities Laws respectively in respect of the transaction contemplated hereby;

	vi)	the issuance and sale of the Shares by the Issuer does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions or provisions of its constating documents or any agreement or instrument to which the Issuer is a party;

	vii)	this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Issuer and constitutes a valid obligation of the Issuer legally binding upon it and enforceable in accordance with its terms;

15) CLOSING DATE

a) The closing of the transaction contemplated by this Subscription Agreement will take place within five business days of the receipt by the Issuer of final acceptance for filing by the Exchanges of this Subscription Agreement (the date of closing being referred to herein as the “Closing Date”).

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

16) HOLD PERIODS

a) The Purchaser acknowledges that the Shares may not be traded in British Columbia or Ontario for a period of four months from the date hereof, except as may be otherwise permitted by the Applicable Securities Laws, and that the Shares are also subject to a four (4) month hold period under the policies of the Toronto Stock Exchange. The certificates representing the Shares will contain a legend denoting the restrictions on transfer imposed by the Applicable Securities Laws and the Exchanges, and where applicable, Rule 144 of the United States Securities Act of 1933. The Purchaser agrees to sell, assign or transfer the Shares only in accordance with the requirements of the Applicable Securities Laws and the Exchanges.

17) POWER OF ATTORNEY

a)	Effective upon the acceptance by the Issuer of this Agreement, the Purchaser:

	(a)	irrevocably appoints the President or Secretary of the Issuer (the “Attorney”) as the Purchaser’s attorney and agent, with full power of substitution, to execute, swear to, acknowledge, deliver, make, file, amend and record when and as necessary, any instrument, pooling agreement, acknowledgment, undertaking, direction or other document required to be filed by the Issuer or the Purchaser with any competent securities regulatory authority or stock exchange in connection with the purchase and sale of the Shares, or necessary, in the opinion of the Attorney, to complete or perfect the transactions contemplated by this Agreement, including without limitation, any required corrections or insertions necessary to complete the attached form of Corporate Placee Registration Form and Acknowledgment if required under the Applicable Securities Laws;

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

18) MISCELLANEOUS

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

IN WITNESS WHEREOF the parties have executed and delivered this Subscription Agreement on the date first above written.

Purchaser:
signed: Helen Hansen Witness	signed: James Sinclair JAMES E. SINCLAIR 99 Amenia Union Road, Sharon, Connecticut, U.S.A., 06069 Address

ACCEPTED BY the Issuer as of and from the date first above written.

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:	signed: Regina Kuo-Lee
Authorized Signatory

Exhibit 4(e)

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT is made on the 4th day of February, 2008.

BETWEEN:

TANZANIAN ROYALTY EXPLORATION CORPORATION, of Suite 404 - 1688 152nd Street, South Surrey, British Columbia, V4A 4N2

(the “Issuer”)
OF THE FIRST PART
AND:
	JAMES E. SINCLAIR, of 99 Amenia Union		Road, Sharon, Connecticut,
U.S.A., 06069
	Telephone:	(860) 364-1830
E-mail: tnxchairman108@aol.com
(the “Purchaser”)
OF THE SECOND PART
WHEREAS:

A. The Issuer’s common shares are listed on the Toronto Stock Exchange and the American Stock Exchange (collectively, the “Exchanges”) and the Issuer is subject to the regulatory jurisdiction of the Exchanges and each of the British Columbia, Alberta and Ontario Securities Commissions (collectively, the “Commissions”);

B. The Purchaser currently holds 2,804,678 common shares of the Issuer. THE PARTIES to this Agreement agree as follows: 19) SUBSCRIPTION

a) The Purchaser hereby subscribes for and agrees to purchase from the Issuer 167,196 common shares in the capital stock of the Issuer (the “Shares”), at a price of CAD$5.981 per Share, which is the greater of the five-day weighted-average trading price of the Issuer’s common shares on the Toronto Stock Exchange for the period ended February 4, 2008 of $5.981 and the closing price of the Issuer’s common shares on the Toronto Stock Exchange on February 4, 2008 of $5.80.

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

20) ACKNOWLEDGMENTS, REPRESENTATIONS AND WARRANTIES

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

(3) the Issuer is relieved from certain obligations that would otherwise apply under the Applicable Securities Laws;

ii)	the Purchaser is purchasing the Shares as principal for its own account and not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Shares; and if the Purchaser is a “portfolio manager” as defined under the Applicable Securities Laws, the Purchaser understands that it is deemed by the Applicable Securities Laws to be acting as principal when it purchases or sells as an agent for accounts that are fully managed by it;

iii)	if applicable, the Purchaser will execute and deliver to the Issuer for filing with the Toronto Stock Exchange, the Corporate Placee Registration Form, and any equivalent or other form required by the American Stock Exchange;

iv)	the Purchaser is either one or more of the following:

(i)	an “accredited investor” as defined under Multilateral Instrument 45-103 (if applicable, the Purchaser has signed and delivered to the Issuer an Accredited Investor Certificate);

(ii)	a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(iii)	a spouse, parent, grandparent, brother, sister or child of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(iv)	a close personal friend of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(v)	a close business associate of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(vi)	a person or company that is wholly-owned by any combination of persons or companies described in sub-paragraphs (ii) to (v) above;

(vii)	an employee, senior officer or director of the Issuer, provided that the Purchaser has not been induced to purchase the Shares by expectation of employment or continued employment, or otherwise required by the Issuer to purchase the securities;

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

v)	the Purchaser is purchasing the Shares under the exemption from prospectus requirements available under section 74(2)(4) of the BC Act and the Purchaser is not a syndicate, partnership or other form of unincorporated entity or organization created solely to permit the purchase of the Shares by a group of individuals whose individual share of the aggregate acquisition cost of the Shares is not less than $97,000 (Cdn.);

vi)	the representations, warranties and statements of fact made by the Purchaser herein, and in the Acknowledgment and the Corporate Placee Registration Form (if either or both are required) are true and correct as of the date hereof and will be true on the Closing Date;

vii)	the Shares were not offered to the Purchaser through an advertisement in printed media of general and regular paid circulation, radio or television;

viii)	the offer made by this subscription is irrevocable and requires acceptance by the Issuer and the approval of the Exchanges;

ix)	the Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended. Accordingly, any offer or sales in the United States or to such nationals or residents thereof must be pursuant to the registration requirements of the Securities Act of 1933, as amended, or an exemption therefrom. The Issuer does not make any representation with respect to, nor has it assumed any responsibility for, the registration of the Shares or the availability of any such exemption; and the Issuer does not make any representation as to when, if at any time, the Shares may be resold in the United States or to such nationals or residents thereof;

x)	this subscription has not been solicited in any manner contrary to Applicable Securities Laws or the United States Securities Act of 1933, as amended;

xi)	no person has made to the Purchaser any written or oral representation:

(1) that any person will resell or repurchase any of the Shares;

(2) that any person will refund the purchase price of any of the Shares; or

(3) as to the future price or value of any of the Shares; or

xii)	the Purchaser is not a “control person” of the Issuer as defined in the Applicable Securities Laws and will not become a “control person” by virtue of the purchase of the Shares and does not intend to act in concert with any other person to form a control group;

xiii)	the Purchaser has no knowledge of a “material fact” or “material change” (as those terms are defined in the Applicable Securities Laws) in the affairs of the Issuer that has not been generally disclosed to the public, save knowledge of this particular transaction;

xiv)	the purchase of the Shares has been privately negotiated and arranged and the Purchaser or his agent has been invited and afforded the opportunity to conduct a review of all of the Issuer’s affairs and records in order that the Purchaser may be properly and fully aware of all of the facts relevant to the Issuer’s affairs;

xv)	the Purchaser has sought and obtained independent legal advice regarding the purchase and re-sale of the Shares under the Applicable Securities Laws;

xvi)	the Toronto Stock Exchange requires that the Shares must be unconditionally held for a period of four (4) months from the Closing Date;

xvii)	unless the Purchaser is otherwise exempted under the Applicable Securities Laws, the Shares must be unconditionally held for a period of four (4) months from the Closing Date, except as may be otherwise permitted by the Applicable Securities Laws and, if the Purchaser is a resident of a jurisdiction other than British Columbia, the Shares may be subject to additional re-sale restrictions; and if the Purchaser is a resident of the United States of America, the Shares will be subject to resale restrictions pursuant to Rule 144 promulgated under the United States Securities Act of 1933;

xviii)	resale of the Shares will be subject to additional resale restrictions beyond the hold periods described immediately above if:

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

(3) the Purchaser is, or subsequently becomes, a control person within the meaning of the Applicable Securities Laws;

(4) any unusual effort is made to prepare the market or create a demand for the securities; or

(5) an extraordinary commission or consideration is paid in respect of the trade;

xix)	the certificates representing the Shares will contain a legend or legends denoting restrictions on transfer as referred to herein and, where applicable, the resale restrictions under Rule 144 of the United States Securities Act of 1933;

xx)	the Purchaser has the legal capacity and competence to enter into and to execute and deliver this Subscription Agreement and to take all actions required pursuant hereto, and the Purchaser is duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation and all necessary approvals by its directors, shareholders and others have been given to authorize execution of this Subscription Agreement on behalf of the Purchaser;

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

b) The representations, warranties, covenants and acknowledgments of the Purchaser contained in this Subscription Agreement are made by the Purchaser with the intent that they may be relied upon by the Issuer in determining the Purchaser’s eligibility to purchase the Shares hereunder and the Purchaser hereby agrees to indemnify the Issuer against all losses, claims, costs, expenses and damages or liabilities which it may suffer or incur, caused or arising from its reliance thereon and the Purchaser further agrees that by accepting the Shares, the Purchaser shall be representing and warranting that such representations, warranties, covenants and acknowledgments are true as at the Closing Date with the same force and effect as if they had been made by the Purchaser at the Closing Date and that they shall survive the purchase by the Purchaser of the Shares and shall continue in full force and effect notwithstanding any subsequent disposition by the Purchaser of the Shares.

c)	The Issuer represents and warrants as at the date hereof and as at the Closing Date, that:

	i)	the Issuer and its subsidiaries, if any, are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdiction of their incorporation;

	ii)	the Issuer will reserve or set aside sufficient Shares in the treasury of the Issuer to issue the Shares;

	iii)	the Issuer is a “reporting issuer” as defined under the Applicable Securities Laws, and is not on the list of defaulting issuers maintained by the Commissions;

	iv)	the Issuer is a “qualifying issuer”, as that term is defined under Multilateral Instrument 45-106, and has filed a current Annual Information Form with the Commissions;

	v)	the Issuer shall use its best efforts to diligently seek and obtain the acceptance for filing of this Subscription Agreement by the Exchanges and will make all filings necessary to obtain the exemptions from registration and prospectus requirements available under the Applicable Securities Laws respectively in respect of the transaction contemplated hereby;

	vi)	the issuance and sale of the Shares by the Issuer does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions or provisions of its constating documents or any agreement or instrument to which the Issuer is a party;

	vii)	this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Issuer and constitutes a valid obligation of the Issuer legally binding upon it and enforceable in accordance with its terms;

21) CLOSING DATE

a) The closing of the transaction contemplated by this Subscription Agreement will take place within five business days of the receipt by the Issuer of final acceptance for filing by the Exchanges of this Subscription Agreement (the date of closing being referred to herein as the “Closing Date”).

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

22) HOLD PERIODS

a) The Purchaser acknowledges that the Shares may not be traded in British Columbia or Ontario for a period of four months from the date hereof, except as may be otherwise permitted by the Applicable Securities Laws, and that the Shares are also subject to a four (4) month hold period under the policies of the Toronto Stock Exchange. The certificates representing the Shares will contain a legend denoting the restrictions on transfer imposed by the Applicable Securities Laws and the Exchanges, and where applicable, Rule 144 of the United States Securities Act of 1933. The Purchaser agrees to sell, assign or transfer the Shares only in accordance with the requirements of the Applicable Securities Laws and the Exchanges.

23) POWER OF ATTORNEY

a)	Effective upon the acceptance by the Issuer of this Agreement, the Purchaser:

	(a)	irrevocably appoints the President or Secretary of the Issuer (the “Attorney”) as the Purchaser’s attorney and agent, with full power of substitution, to execute, swear to, acknowledge, deliver, make, file, amend and record when and as necessary, any instrument, pooling agreement, acknowledgment, undertaking, direction or other document required to be filed by the Issuer or the Purchaser with any competent securities regulatory authority or stock exchange in connection with the purchase and sale of the Shares, or necessary, in the opinion of the Attorney, to complete or perfect the transactions contemplated by this Agreement, including without limitation, any required corrections or insertions necessary to complete the attached form of Corporate Placee Registration Form and Acknowledgment if required under the Applicable Securities Laws;

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

24) MISCELLANEOUS

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

IN WITNESS WHEREOF the parties have executed and delivered this Subscription Agreement on the date first above written.

Purchaser:
signed: Victoria M. Luis Witness	signed: James Sinclair JAMES E. SINCLAIR 99 Amenia Union Road, Sharon, Connecticut, U.S.A., 06069 Address

ACCEPTED BY the Issuer as of and from the date first above written.

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:	signed: Regina Kuo-Lee
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

Date: November 26, 2008

Signed: James E. Sinclair James E. Sinclair, Chairman and Chief Executive Officer (Principal Executive Officer)

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

Date: November 26, 2008

Signed: Regina Kuo-Lee Regina Kuo-Lee, Chief Financial Officer (Principal Financial Officer)

Exhibit 13

CERTIFICATION

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF

TITLE 18,UNITED STATES CODE)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of Title 18, United States Code), each of the undersigned officers of Tanzanian Royalty Exploration Corporation (the “Company”), does hereby certify with respect to the Annual Report of the Company on Form 20-F for the year ended August 31, 2008 as filed with the Securities and Exchange Commission (the “Form 20-F”) that, to the best of their knowledge:

(1)	the Form 20-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 26, 2008

Signed: James E. Sinclair James E. Sinclair, Chairman and Chief Executive Officer (Principal Executive Officer)

Signed: Regina Kuo-Lee Regina Kuo-Lee, Chief Financial Officer (Principal Financial Officer)

Consolidated Financial Statements (Expressed in Canadian dollars) TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Years ended August 31, 2008, 2007 and 2006

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

AUDITOR’S REPORT TO THE SHAREHOLDERS

We have audited the accompanying consolidated balance sheets of Tanzanian Royalty Exploration Corporation (the Company) as of August 31, 2008 and 2007 and the related consolidated statements of operations, comprehensive loss and deficit, and cash flows for each of the years in the three-year period ended August 31, 2008.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2008 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles.  Information relating to the nature and effect of such differences is presented in note 11 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of August 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated October 31, 2008 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

October 31, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Tanzanian Royalty Exploration Corporation

We have audited Tanzanian Royalty Exploration’s (the Company) internal control over financial reporting as of August 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate9999999.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis.  The following material weakness has been identified and included in management's assessment:  the Company has limited accounting personnel with expertise in generally accepted accounting principles to enable effective segregation of duties with respect to financial reporting matters and internal control over financial reporting.

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of August 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive loss and deficit, and cash flows for each of the years in the three-year period ended August 31, 2008.  This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the August 31, 2008 consolidated financial statements, and this report does not affect our report dated October 31, 2008, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of August 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

October 31, 2008

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Consolidated Balance Sheets (Expressed in Canadian dollars) August 31, 2008 and 2007
		2008	2007

Assets

Current assets:
	Cash and cash equivalents	$1,195,237	$1,602,270
	Accounts and other receivables	75,021	71,775
	Inventory	452,339	373,528
	Prepaid expenses	88,340	101,480
		1,810,937	2,149,053

Mineral properties and deferred exploration costs (note 3)		24,360,343	22,459,627

Equipment and leasehold improvements (note 4)		794,014	812,792

		$26,965,294	$25,421,472

Liabilities and Shareholders’ Equity

Current liabilities:
	Accounts payable and accrued liabilities (note 8)	$502,777	$566,183
	Current portion of obligations under capital lease (note 5)	43,626	36,795
		546,403	602,978

Obligations under capital lease (note 5)		38,435	75,912

Shareholders’ equity:
	Share capital (note 7(b))	61,705,400	54,113,279
	Share subscriptions received (note 7(b))	-	2,344,971
	Contributed surplus	399,690	310,921
	Deficit	(35,724,634)	(32,026,589)
		26,380,456	24,742,582

Nature of operations (note 1)
Commitments (notes 3 and 9)
Subsequent events (note 10)

		$26,965,294	$25,421,472

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“James E. Sinclair”	Director	“Norman Betts”	Director

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Statements of Operations, Comprehensive Loss and Deficit

(Expressed in Canadian dollars)

Years ended August 31, 2008, 2007 and 2006

	2008	2007	2006

Expenses:
Amortization	$101,597	$104,511	$96,694
Annual general meeting	63,967	74,847	94,097
Consulting and management fees	230,086	202,561	177,771
Directors’ fees	437,567	379,584	180,229
Insurance	91,084	109,696	105,729
Memberships, courses and publications	3,819	4,092	6,889
Office and administration	126,866	115,120	92,071
Office rentals	63,216	65,918	61,972
Press releases	16,554	54,732	89,844
Printing and mailing	32,376	34,336	35,794
Professional fees	394,628	378,429	484,653
Promotions and shareholder relations	17,561	50,793	63,026
Salaries and benefits	1,002,562	622,168	674,306
Stock-based compensation	118,976	148,102	44,772
Telephone and fax	21,005	19,641	21,261
Training	459	2,908	-
Transfer agent and listing	203,459	128,509	204,795
Travel and accommodation	46,513	78,221	60,565
	2,972,295	2,574,168	2,494,467

Other expenses (earnings):
Consulting income	(87,615)	-	-
Foreign exchange	73,585	125,457	139,856
Interest, net	(15,254)	(19,757)	(22,262)
Gain on sale of short-term investments	-	(54,723)	-
Property investigation costs	82,556	31,291	24,259
Write-off of mineral properties and deferred exploration costs (note 3)	672,478	1,265,033	1,690,402
	725,750	1,347,301	1,832,255

Loss and comprehensive loss for the year	(3,698,045)	(3,921,469)	(4,326,722)

Deficit, beginning of year	(32,026,589)	(28,105,120)	(23,778,398)

Deficit, end of year	$(35,724,634)	$(32,026,589)	$(28,105,120)

Basic and diluted loss per share	$(0.04)	$(0.05)	$(0.05)

Weighted average number of shares outstanding	87,372,662	86,486,098	85,666,361

See accompanying notes to consolidated financial statements.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Consolidated Statements of Cash Flows (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006
	2008	2007	2006

Cash provided by (used in):

Operations:
Loss for the year	$(3,698,045)	$(3,921,469)	$(4,326,722)
Items not affecting cash:
Amortization	101,597	104,511	96,694
Stock-based compensation	118,976	148,102	44,772
Non-cash directors’ fees	303,883	260,312	89,361
Gain on sale of short-term investments	-	(54,723)	-
Write-off of mineral properties and deferred exploration costs	672,478	1,265,033	1,690,402
	(2,501,111)	(2,198,234)	(2,405,493)
Changes in non-cash working capital:
Accounts receivable and other receivables	(3,246)	(52,951)	58,853
Inventory	(78,811)	(215,148)	(108,446)
Prepaid expenses	13,140	(21,023)	(7,184)
Accounts payable and accrued liabilities	(63,406)	6,871	386,500
	(2,633,434)	(2,480,485)	(2,075,770)

Investing:
Mineral properties and exploration expenditures (note 3)	(2,930,406)	(2,616,921)	(2,865,096)
Option payments received and recoveries	390,246	292,583	320,021
Equipment and leasehold improvement expenditures	(82,819)	(51,492)	(40,447)
Sale of short-term investments, net	-	173,472	-
	(2,622,979)	(2,202,358)	(2,585,522)

Financing:
Share capital issued - net of issuance costs	4,880,026	750,000	5,743,654
Shares issued for options exercised	-	59,250	-
Share subscriptions received	-	2,344,971	750,000
Repayment of obligations under capital lease	(30,646)	(43,657)	(53,281)
4,849,380		3,110,564	6,440,373

Increase (decrease) in cash and cash equivalents	(407,033)	(1,572,279)	1,779,081

Cash and cash equivalents, beginning of year	1,602,270	3,174,549	1,395,468

Cash and cash equivalents, end of year	$1,195,237	$1,602,270	$3,174,549

Supplementary information:
Interest received, net	$15,254	$19,757	$22,262
Non-cash transactions:
Mineral property recoveries by way of marketable securities	-	118,750	-
Stock-based compensation capitalized to mineral properties	33,034	-	-
Issuance of share capital for acquisition of mineral property	-	925,124	-
Shares issued pursuant to RSU plan	367,124	-	-
Shares issued in current year for subscriptions received in prior year	2,344,971	750,000	813,828

See accompanying notes to consolidated financial statements.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

1.	Nature of operations:

Tanzanian Royalty Exploration Corporation (the Company) is incorporated under the laws of Alberta, Canada and its primary business activities are the acquisition and exploration of mineral properties including the optioning out of properties for pre-production option payments and royalties on future gold production.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable.  Consequently, the Company considers itself to be an exploration stage company.  Although at August 31, 2008 the Company has spending commitments (note 3) which approximate its working capital, it has financing commitments of $750,000 from its chairman and chief executive officer (CEO)  (note 7(b)), and, if necessary, could adjust the extent and timing of certain expenditures.  Subsequent to the year end, the Company completed a private placement for gross proceeds of $1,000,000 (note 10).  The recoverability of the amounts shown for mineral properties and related deferred exploration costs are ultimately dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties.  The amounts shown as mineral properties and deferred exploration costs represent net costs incurred to date, less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values.

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

The measurement currency of the Company in these consolidated financial statements is the Canadian dollar.  The Company’s subsidiaries are considered integrated foreign subsidiaries and their accounts are translated using the temporal method.  Under this method, monetary assets and liabilities are translated at the prevailing year-end exchange rates.  Non-monetary assets are translated at historical exchange rates.  Revenue and expense items are translated at the average rate of exchange for the year except for those arising from non-monetary assets which are translated at the historical exchange rate.  Translation gains and losses are included in the statements of operations, comprehensive loss and deficit.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

2.	Significant accounting policies (continued):
	(c)	Cash and cash equivalents:
Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest-bearing securities with maturities at purchase dates of three months or less when acquired.
	(d)	Inventory:
Inventory consists of supplies for the Company’s drilling rig and is stated at the lower of cost and replacement cost.
	(e)	Mineral properties and deferred exploration costs:

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

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

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

Equipment and leasehold improvements, other than mineral properties and deferred exploration and development costs, are recorded at cost and amortization is provided for on a declining balance basis using the following rates:

		Assets	Rate

		Machinery and equipment	20% to 30%
		Automotive	30%
		Computer equipment	30%
		Drilling equipment and automotive equipment under capital lease	6.67%
		Leasehold improvements	20%

(g)	Stock-based compensation:

All stock-based compensation is determined based on the fair value method and expensed over the expected vesting period.  The fair value of restricted stock units (RSUs) is determined as the market price of the Company’s shares on the grant date multiplied by the number of RSUs granted.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

2.	Significant accounting policies (continued):
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

(i)	Asset retirement obligation:

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

The Company has determined that it has no material asset retirement obligations as at August 31, 2008 and 2007.
(j)	Loss per share:

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

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

2.	Significant accounting policies (continued):
	(k)	Use of estimates:

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

	(l)	Segmented information:

The Company’s principal operations are located in Tanzania.  The Company conducts its business in a single operating segment being the investment in and exploration of mineral properties.  All mineral properties (note 3) and significant equipment and leasehold improvements are situated in Tanzania (note 4).

	(m)	Comparative figures:
Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.
	(n)	Adoption of new accounting policies:
Effective September 1, 2007, the Company adopted, on a prospective basis, the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):
(i) Accounting Changes (Section 1506):

This standard allows for voluntary changes in accounting policy only when such changes enhance the relevance and reliability of the financial statements and the comparability of those financial statements over time and with the financial statements of other entities.  The standard requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be correctly retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimate and errors on the financial statements.

Any impact that the adoption of Section 1506 will have on the results of operations and financial condition will depend on the nature of future accounting changes.  Its adoption has had no material impact on these consolidated financial statements.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

2.	Significant accounting policies (continued):
	(n)	Adoption of new accounting policies (continued):
		(ii)	Financial Instruments - Recognition and Measurement (Section 3855):

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.

Under Section 3855, financial statements must be initially classified into one of the following balance sheet categories (including derivatives):

•

Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the consolidated statements of operations.

•

Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recognized in other comprehensive income until the instrument is derecognized or impaired at which time the amount would be recorded in net earnings; or

•

Held-to-maturity investments, loans and receivables, or other financial liabilities - all of which are initially measured at cost and where subsequent changes in cost are amortized utilizing the effective interest rate method.

In accordance with this new standard, the Company classified financial instruments as follows:

•

Cash and cash equivalents were classified as held-for-trading and accordingly carried at their fair values;

•

Accounts and other receivables were classified as loans and receivables and are currently recorded at their amortized cost.

•

Accounts payable and accrued liabilities were classified as other financial liabilities and are currently carried at their amortized cost.

The classification of the financial instruments as at September 1, 2007 and their subsequent changes to August 31, 2008 have resulted in no material gains or losses that require separate presentation in other comprehensive income (loss) or recognition in earnings (loss).

Transaction costs that are directly attributable to the issuance of financial assets or liabilities are accounted for as part of the carrying value at inception, and are recognized over the term of the assets or liabilities using the effective interest method.

		(iii)	Hedging (Section 3865):
This standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company does not have any hedges.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

2.	Significant accounting policies (continued):
	(n)	Adoption of new accounting policies (continued):
		(iv)	Comprehensive Income (Section 1530):

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources.  This standard requires that certain gains and losses which would otherwise be recorded as part of net earnings be presented in “other comprehensive income” until it is considered appropriate to recognize them into net earnings.  This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as other financial statements.  This standard has had no material impact on these consolidated financial statements.

		(v)	Equity (Section 3251):

This Section establishes standards for the presentation of changes in equity that arise as a result of the adoption of comprehensive income, financial instruments - recognition and measurement, and hedges (Sections 1530, 3855 and 3865).  It establishes standards for the presentation of accumulated other comprehensive income, which is comprised of all components of other comprehensive income.  This standard had no material impact on the consolidated financial statements.

	(o)	Recently released Canadian accounting standards:
(i)

The CICA has issued new accounting standards Section 3862, Financial Instruments - Disclosures and Section 3863, Financial Instruments - Presentation which replaces Section 3861 Financial Instruments - Disclosure and Presentation.  The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed.  The new presentation standard carries forward the existing presentation requirements.  These new standards apply to the Company’s interim and annual financial statements for its fiscal year ending August 31, 2009.  The Company is evaluating the impact that the adoption of Section 3862 and Section 3863 will have on its consolidated financial statements.

(ii)

Effective September 1, 2008, the Company will adopt new accounting standard Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital.  In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance.  The Company is evaluating the impact that the adoption of Section 1535 will have on its consolidated financial statements.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

2.	Significant accounting policies (continued):
(o) Recently released Canadian accounting standards (continued):
(iii) International Financial Reporting Standards (IFRS):

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 1, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(iv) CICA 3064 Goodwill and Intangible Assets:

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs.  Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  This new standard applies to the Company’s  interim and annual financial statements for its fiscal year ending August 31, 2010.

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

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

3.	Mineral properties and deferred exploration costs (continued):
	The continuity of expenditures on mineral properties is as follows:

		Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total

	Balance, August 31, 2005	$ 5,906,131	$ 3,147,878	$ 1,827,652	$ 2,793,161	$ 1,238,148	$ 1,429,503	$ 352,636	$ 788,155	$ 501,909	$ 1,754,102	$ 19,739,275
	Exploration expenditures:
	Camp, field supplies and travel	7,861	82,544	250	3,110	2,969	3,172	1,811	-	7,426	67,525	176,668
	Exploration and field overhead	32,321	361,174	14,989	29,337	19,279	20,898	9,446	5,116	40,652	488,818	1,022,030
	Geological consulting and field wages	2,882	-	-	-	-	-	-	-	-	-	2,882
	Geophysical and geochemical	3,413	231,846	-	47	41,600	875	77	-	4,174	194,280	476,312
	Property acquisition costs	13,098	116,462	17,404	-	58,433	11,729	-	13,098	-	249,817	480,041
	Parts and equipment	-	114	-	-	-	-	-	-	-	-	114
	Trenching and drilling	470,995	177,764	-	379	8,563	-	-	-	-	49,348	707,049
	Recoveries	(43,660)	-	(77,610)	-	-	(87,531)	-	(43,660)	(67,560)	-	(320,021)
		486,910	969,904	(44,967)	32,873	130,844	(50,857)	11,334	(25,446)	(15,308)	1,049,788	2,545,075

	Write-offs	-	(37,993)	(34,401)	-	(291,480)	(423,377)	(363,970)	-	-	(539,181)	(1,690,402)

	Balance, August 31, 2006	6,393,041	4,079,789	1,748,284	2,826,034	1,077,512	955,269	-	762,709	486,601	2,264,709	20,593,948
	Shares issued for mineral properties interest	-	-	925,124	-	-	-	-	-	-	-	925,124
	Exploration expenditures:
	Camp, field supplies and travel	-	13,077	157,810	-	-	-	11,510	1,593	-	66,050	250,040
	Exploration and field overhead	17,454	83,156	927,100	8,706	5,631	40,081	97,695	23,782	7,612	146,591	1,357,808
	Geological consulting and field wages	-	-	-	-	-	-	-	-	-	(11,233)	(11,233)
	Geophysical and geochemical	267	62,821	89,995	-	738	14,291	(414)	524	19,835	127,171	315,228
	Property acquisition costs	-	71,801	4,178	-	57,118	13,995	-	-	-	245,856	392,948
	Parts and equipment	-	1,304	-	-	-	-	-	-	-	-	1,304
	Trenching and drilling	(10,514)	1,527	286,486	-	-	-	14,542	8,403	-	10,382	310,826
	Recoveries	(83,404)	(80,321)	-	-	-	(92,670)	-	-	(154,938)	-	(411,333)
		(76,197)	153,365	2,390,693	8,706	63,487	(24,303)	123,333	34,302	(127,491)	584,817	3,130,712

	Write-offs	-	-	(77,479)	-	-	(54,210)	(123,333)	(334,538)	(10,802)	(664,671)	(1,265,033)

	Balance, August 31, 2007	6,316,844	4,233,154	4,061,498	2,834,740	1,140,999	876,756	-	462,473	348,308	2,184,855	22,459,627
	Exploration expenditures:
	Camp, field supplies and travel	-	-	312,588	13,163	6,311	-	4,004	1,015	3,497	65,647	406,225
	Exploration and field overhead	-	6,344	895,209	40,114	14,770	31,636	25,037	18,681	19,091	223,454	1,274,336
	Geological consulting and field wages	-	-	-	-	-	-	-	-	-	-	-
	Geophysical and geochemical	-	-	179,631	3,813	9,988	603	9,512	3,277	2,883	99,548	309,255
	Property acquisition costs	-	-	19,260	-	47,711	14,077	-	-	-	298,176	379,224
	Parts and equipment	-	-	-	-	-	-	-	-	-	-	-
	Trenching and drilling	-	-	594,400	-	-	-	-	-	-	-	594,400
	Recoveries	(108,533)	(123,451)	-	-	-	(59,440)	-	-	(98,822)	-	(390,246)
		(108,533)	(117,107)	2,001,088	57,090	78,780	(13,124)	38,553	22,973	(73,351)	686,825	2,573,194

	Write-offs	-	-	(31,220)	(129,566)	(6,801)	(190,020)	-	(8,472)	(256,438)	(49,961)	(672,478)

	Balance, August 31, 2008	$ 6,208,311	$ 4,116,047	$ 6,031,366	$ 2,762,264	$ 1,212,978	$ 673,612	$ 38,553	$ 476,974	$ 18,519	$ 2,821,719	$ 24,360,343

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

3.	Mineral properties and deferred exploration costs (continued):
The Company assessed the carrying value of mineral properties and deferred exploration costs as at August 31, 2008 and recorded a write-down of $ 672,478.
	(a)	Itetemia Project:
The Itetemia property consists of nine (2007 - eight) contiguous prospecting licences. Collectively, the Company refers to these concessions as the Itetemia Project.
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

The Company is required pay to Stamico an annual option fee of US$15,000 for each of 2006 and 2007 and US$20,000 each year thereafter to Commercial Production provided Commercial Production commences by December 31, 2007.  As expected, Commercial Production did not commence by December 31, 2007.  The annual option fee was renegotiated to $25,000 per annum until commercial production.

One (now two) of the licenses is subject to an option agreement with Barrick Exploration Africa Ltd. (BEAL) (note 3(k)).

In January 2007 the Company concluded an option royalty agreement with Sloane Developments Ltd. (Sloane), a UK-based company for its Itetemia and Luhala gold projects.  Under the option agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90 to 100% in ten (now eleven) prospecting licenses in the Lake Victoria greenstone belt of Tanzania by incurring $1 million in expenditures on the licenses on or before the second anniversary date.  Six of these licenses comprise the Luhala Project (all 100%) while the remaining four (now 5) licenses constitute the Itetemia Project (all 90%).

	(b)	Luhala Project:
The Luhala property consists of six (2007 - six) contiguous prospecting licences. Collectively, the Company refers to these concessions as the Luhala Project.

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
During the year ended August 31, 2008, the Company did not abandon any licenses and therefore no write off was taken for this property (2007 - nil) (2006 - $37,994).
Luhala forms part of the agreement entered into with Sloane (note 3(a)).

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

3.	Mineral properties and deferred exploration costs (continued):
	(c)	Kigosi:

The Kigosi property consists of twenty (2007 - nineteen) prospecting licences.  The Company has a 100% interest in two of the licences and, through prospecting and mining option agreements entered into in the 2003 fiscal year has options to acquire between 51% to 90% interests in the other licences.  The Company must make payments totalling US$162,000 over eight years (US$90,000 paid to date with the balance required as follows: 2009 - US$22,000; 2010 - US$24,000, 2011 - US$26,000) and is required to fund all costs of exploration of the properties in order to maintain the options.

During the year ended August 31, 2008, the Company abandoned certain licences in the area and wrote off $31,220 (2007 - $77,479) (2006 - $34,401) of costs related to the abandoned area.

The Company entered into a Purchase and Sale Agreement with Ashanti Goldfields (Cayman) Limited (Ashanti) dated September 26, 2006 for the repurchase of its rights to the Kigosi property, including all related camp and equipment, along with the purchase of a non-associated property, the Dongo, from Ashanti.

The acquisition will be satisfied by the issuance to Ashanti a total of 180,058 common shares of the Company in two tranches and subject to certain conditions set out below.  The two tranches consist of (i) the issuance of 160,052 common shares which were issued in consideration of the transfer to the Company of the Kigosi Rights, as defined in the Agreement, and (ii) subject to receipt of ministerial consent from the Tanzanian government to the transfer from Ashanti to the Company of the Dongo Rights, as defined in the Agreement, the issuance to Ashanti of 20,006 common shares of the Company.  As at August 31, 2008, the issuance of 20,006 common shares remains outstanding.

	(d)	Lunguya:

The Lunguya property consists of nine (2007 - ten) prospecting licenses.  Through prospecting and mining option agreements the Company has options to acquire interests ranging from 60% to 75% in the licences.  To maintain the options, the Company is required to meet certain expenditure requirements and fund all exploration costs of the properties.

During the year ended August 31, 2008, the Company abandoned certain licences in the area and wrote off $129,566 (2007 and 2006 - nil) of costs related to the abandoned area.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

3.	Mineral properties and deferred exploration costs (continued):
	(e)	Kanagele:

The Kanagele property consists of eleven (2007 - ten) prospecting licences.  In 2002, the Company entered into an option agreement requiring payments totaling US$72,000 over eight years (US$49,000 paid to date) in exchange for a 90% interest in three prospecting licence and an option to purchase the remaining 10% upon production decision.  In 2004, the Company entered into an option agreement for one prospecting license requiring payments of US$145,000 (US$60,000 paid to date) over nine years.

In 2005, the Company entered into two agreements for two prospecting licenses for an 85% interest requiring payments of US$173,000 over six years (US$80,000 paid to date). The Company has options to acquire a 65% interest in the other licences acquired through prospecting and option agreements.  The Company is required to fund all exploration costs of the properties.

During the year ended August 31, 2008, the Company abandoned certain licences in the area and wrote off $6,801 (2007 - nil) (2006 - $291,480).
	(f)	Tulawaka:

The Tulawaka property consists of eleven (2007 - eight) prospecting licences.  The Company owns four of the licences and has options to acquire interests ranging from 65% to 90% in the other licences through prospecting and option agreements.  Three licences are subject to an option agreement with MDN Inc. (MDN) (formerly Northern Mining Explorations Ltd.) (note 3(l)).

During the year ended August 31, 2003, the Company entered into a prospecting mining option agreement to acquire a 90% interest in a prospecting license.  The Company must make payments of US$117,000 over eight years, (US$55,000 paid to date with the balance required as follows:  2009 - US$14,000; 2010 - US$15,000; 2011 - US$16,000; 2012 - US$17,000) and is required to fund all exploration costs of property to maintain its option.

During the year ended August 31, 2008, the Company abandoned certain licences in the area and wrote-off $190,020 (2007 - $54,210) (2006 - $423,377) of costs related to the abandoned area.
	(g)	Ushirombo:

The Ushirombo property consists of seven (2007 - four) prospecting licences.  The Company holds 100% interest in one of these licences and through prospecting and option agreements has options to acquire interests ranging from 65% to 80% in the other three licences.  The Company is required to fund all exploration costs of the properties.

During the year ended August 31, 2008, the Company did not abandon any licences in the area and therefore no write off was taken in this area (2007 - $123,333) (2006 - $363,970) of costs related to the abandoned area.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

3.	Mineral properties and deferred exploration costs (continued):
	(h)	Mbogwe:

The Mbogwe property consists of six (2007 - seven) prospecting licences.  The Company, through prospecting and option agreements, has options to acquire interests ranging from 51% to 80% in these licences.  The Company is required to fund all exploration costs of the properties.

		During the year ended August 31, 2008, the Company abandoned certain licences in the area and wrote-off $ 8,472 (2007 - $334,538) (2006 - nil) of costs related to the abandoned area.
	(i)	Biharamulo:

The Biharamulo property consists of five (2007 - seven) prospecting licences.  The Company has options to acquire interests ranging from 51% to 65% in the other licences.  The Company is required to fund all exploration costs of the properties.  Three of the licences are subject to the option agreement with MDN (note 3(l)).

		During the year ended August 31, 2008, the Company abandoned certain licences in the area and wrote-off $256,438 (2007 - $10,802) (2006 - nil) of costs related to the abandoned area.
	(j)	Other:

The Company has options to acquire interests in these properties ranging from 51% to 100%.  To maintain these options and licences, the Company must make the following future payments to maintain its options:

		2009	$377,500
		2010	410,500
		2011	422,500
		2012	227,000
		2013	182,000
		Thereafter	21,000

		During the year ended August 31, 2008, the Company abandoned certain licences in these areas and wrote-off $49,961 (2007 - $664,671) of costs related to the abandoned area.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

3.	Mineral properties and deferred exploration costs (continued):
	(k)	Joint venture with BEAL:

BEAL had the option to acquire the total rights, titles and interests of the Company in prospecting licences in various properties, herein called the BEAL project.  In exchange for this option, BEAL paid US$100 to the Company.  To maintain and exercise the option, BEAL was required to incur US$250,000 in exploration and development costs on the BEAL project within a year of closing the agreement (completed), and thereafter, BEAL must expend US$50,000 each year for each retained prospecting licence.  In addition, BEAL must make US$40,000 annual payments to the Company for each retained prospecting licence in December 2006 and subsequent years.

Within thirty days after commercial production, BEAL must pay the Company US$1,000,000 and an additional US$1,000,000 on each of the next two years.  BEAL will also pay the owner of the licence 1.5% of net smelter returns.

The Company has received from BEAL notices of relinquishment for all rights, titles, and interests in all but one (now two) prospecting license included in the option agreement.
As at August 31, 2008 the two prospecting licences in the BEAL project are located at Itetemia.
	(l)	Option Agreement with MDN:

On January 20, 2003, as amended on March 18, 2003 and January 9, 2007, the Company entered into an agreement with MDN granting MDN the exclusive option to acquire the total rights, titles and interests of the Company in certain prospecting licences.  To maintain and exercise the option, MDN has made annual payments for each retained prospecting licence, incurred minimum exploration and development expenditures and certain drilling requirements, undertake all obligations of the Company in respect of the licences and complete a feasibility study by December 31, 2009.  Upon exercise of the option, the Company shall retain a net smelter return royalty fluctuating between 0.5% to 2% depending on the price of gold.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

4.	Equipment and leasehold improvements:

	2008	Cost	Accumulated amortization	Net book value

	Drilling equipment	$557,699	$131,087	$426,612
	Automotive equipment under capital lease	214,712	47,429	167,283
	Automotive	215,792	133,329	82,463
	Computer equipment	115,742	92,024	23,718
	Machinery and equipment	179,525	86,504	93,021
	Leasehold improvements	6,719	5,802	917

		$1,290,189	$496,175	$794,014

	2007	Cost	Accumulated amortization	Net book value

	Drilling equipment	$569,260	$93,136	$476,124
	Automotive equipment under capital lease	214,712	35,480	179,232
	Automotive	174,244	116,009	58,235
	Computer equipment	114,014	83,963	30,051
	Machinery and equipment	143,528	75,735	67,793
	Leasehold improvements	6,874	5,517	1,357

		$1,222,632	$409,840	$812,792

5.	Obligations under capital lease:
	During the year, the Company has continued to finance two vehicles under capital lease arrangements. Future minimum lease obligations are due as follows:

	2009		$ 47,169
	2010		40,213

	Net minimum lease payments (US$82,087)		87,382
	Less amount representing interest at 9.75%		(5,321)

	Present value of net minimum capital lease payments		82,061
	Current portion		(43,626)

			$ 38,435

	Interest of $8,942 (2007 - $14,687; 2006 - $17,242) relating to obligations under capital lease has been included in interest expense.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

6.	Income taxes:
Substantially all differences between actual income tax recovery of nil (2007 - nil; 2006 - nil; 2005 - $647,565) and the expected income tax recovery relate to losses not recognized for tax purposes.
The tax effects of significant temporary differences which would comprise tax assets and liabilities at August 31, 2008 and 2007 are as follows:

2008	2007

Future income tax assets:
Equipment	$57,000	$72,000
Non-capital losses for tax purposes	5,278,000	4,685,000
Capital losses for tax purposes	32,000	39,000
Resource related deductions carried forward	2,242,000	2,114,000
7,609,000	6,910,000

Valuation allowance	(7,609,000)	(6,910,000)

Net future income tax assets	$-	$-

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

At August 31, 2008, the Company has non-capital losses for Canadian income tax purposes of approximately $8,584,000, which are available to carry forward to reduce future years’ taxable income.  These income tax losses expire as follows:

2009	$733,000
2010	1,508,000
2014	915,000
2015	997,000
2026	1,711,000
2027	1,388,000
2028	1,332,000

$8,584,000

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

6.	Income taxes (continued):
	The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

		2008	2007	2006

	Combined basic Canadian federal and provincial statutory income tax rates including surtaxes	30.4%	35.0%	35.0%

	Statutory income tax rates applied to accounting income	$(1,123,000)	$(1,372,000)	$(1,514,000)

	Increase (decrease) in provision for income taxes:
	Valuation allowance	699,000	817,000	402,000
	Foreign tax rates different from statutory rate	7,000	107,000	124,000
	Permanent differences and other items	206,000	261,000	787,000
	Loss expired in year	211,000	187,000	201,000
		1,123,000	1,372,000	1,514,000

	Recovery (provision) for income taxes	$-	$-	$-

	Effective rate of income taxes	0%	0%	0%

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

7.	Share capital:
	(a)	Authorized:

The Corporation’s Restated Articles of Incorporation authorize the Corporation to issue an unlimited number of common shares.  As of January 9, 2008 the Board resolved that the Corporation authorize for issuance up to a maximum of 96,000,000 common shares, subject to further resolutions of the Company’s Board of Directors.

	(b)	Issued common shares, warrants and share subscriptions:

			Number of shares	Amount

		Balance, August 31, 2005	84,776,054	$44,839,796
		Issued for cash	793,468	5,513,979
		Issued for share subscriptions previously received	379,053	813,828
		Stock options exercised	292,500	229,675

		Balance, August 31, 2006	86,241,075	51,397,278
		Issued for cash	129,599	750,000
		Issued for share subscriptions previously received	110,525	750,000
		Stock options exercised	75,000	59,250
		Issued pursuant to Restricted Stock Unit plan	32,242	231,627
		Issued for mineral property acquisition	160,052	925,124

		Balance, August 31, 2007	86,748,493	54,113,279
		Issued for private placements (note 7(b))	1,031,695	5,724,997
		Issued pursuant to share subscriptions agreement (note 7(b))	271,374	1,500,000
		Issued pursuant to Restricted Shares Unit Plan (note 7(d))	62,790	367,124

		Balance, August 31, 2008	88,114,352	$61,705,400

On August 8, 2006 the Company entered into a private placement subscription agreement with the Chairman and CEO for the purchase of an aggregate of $3,000,000 worth of common shares of the Company in eight separate quarterly tranches of $375,000 each.  The initial quarterly period commenced February 1, 2007.  From February 1, 2007 to August 31, 2008, 400,973 shares were issued for proceeds of $2,250,000 to the Company and at August 31, 2008 there are two tranches that have not been issued.

On October 26, 2007, the Company completed a private placement subscription agreement with the Company’s chairman and CEO for 347,222 common shares at a price of $5.76 per share, resulting in gross proceeds of $2,000,000 to the Company.

On February 19, 2008, the Company completed a private placement subscription agreement with the Company’s chairman and CEO for 167,196 common shares at a price of $5.98 per share, resulting in gross proceeds of $1,000,000 to the Company.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

7.	Share capital (continued):
	(b)	Issued common shares, options and share subscriptions (continued):

On May 14, 2008, the Company completed a private placement subscription agreement with the Company’s chairman and CEO for 332,434 common shares at a price of $5.19 per share, resulting in gross proceeds of $1,725,000 to the Company.

On August 7, 2008, the Company completed a private placement subscription agreement with the Company’s chairman and CEO for 184,843 common shares at a price of $5.41 per share, resulting in gross proceeds of $1,000,000 to the Company.

	(c)	Employee stock ownership plan:

On May 1, 2003, the Company established a non-leveraged employee stock ownership plan (ESOP) for all eligible employees, consultants, and directors.  The Company matches 100 percent of participants’ contributions up to 5 percent of the participants’ salaries and 50 percent of participants’ contributions between 6 percent and 30 percent of the participants’ salaries.  All contributions vest immediately.  ESOP compensation expense for the year ended August 31, 2008 was $62,568 (2007 - $62,216) and is included in salaries and benefits expense.

	(d)	Restricted share units:

During 2006, the Company received shareholder approval to institute a Restricted Stock Unit (RSU) Plan.  The Plan is designed to compensate employees and directors for their service to the Company.  Of the 500,000 shares available under the plan, 95,032 shares have been issued as at August 31, 2008.  327,406 RSUs (2007 - 179,037) have been granted as of August 31, 2008.  Total stock-based compensation expense related to the issue of restricted stock was $455,893 (2007 - $408,414).

	(e)	Contributed surplus:

	Balance, August 31, 2006	$134,133
	Stock-based compensation	408,415
	Shares issued pursuant to Restricted Share Unit Plan (note 7(d))	(231,627)

	Balance, August 31, 2007	310,921
	Stock-based compensation	455,893
	Shares issued pursuant to Restricted Share Unit Plan (note 7(d))	(367,124)

	Balance, August 31, 2008	$399,690

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

8.	Related party transactions:

During the year ended August 31, 2008, $437,567 (2007 - $379,584) was paid or payable by the Company to directors for directors’ fees.  Directors were paid $112,898 (2007 - $102,473) in cash and $303,883 (2007 - $260,312) in non-cash equivalent RSUs.

The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the year ended August 31, 2008, the legal expense charged by the firm was $152,583 (2007 - $82,404), of which $20,761 remains payable at year end.

At August 31, 2008, the Company has a payable of $10,478 to Mr. J. Sinclair, the Company’s CEO.

9.	Commitments:

In addition to the property payments committed to by the Company to maintain options in certain prospecting and mining option agreements (note 3), the Company is committed to rental payments of approximately $13,860 for premises in 2009.

10.	Subsequent events:

On October 10, 2008, the Company completed a private placement subscription agreement with the Company’s chairman and CEO for 327,225 common shares at a price of $3.056 per share, resulting in gross proceeds of $1,000,000 to the Company.

The Company entered into a private placement subscription agreement with Van Tongeren Management LLC dated October 29, 2008 to issue 352,381 common shares at a price of $2.10 per share for total proceeds of $740,000.  The proposed private placement is subject to regulatory approval.

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

For US GAAP purposes, exploration and land use costs on mineral properties are expensed as incurred for US GAAP purposes, until commercially minable deposits are determined to exist within a particular property.  Property acquisition costs are capitalized as incurred and are subject to impairment analysis on occurrence of a triggering event, which is effectively a negative event that differs from the Company’s original expectations made at the time of the acquisition.  Such acquisition costs will be amortized on a unit of production basis once production commences.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

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

During the years ended August 31, 2008, 2007 and 2006, the Company wrote down mineral property and deferred exploration costs in its consolidated financial statements prepared in accordance with Canadian GAAP (note 3).  The mineral property exploration costs incurred would previously have been expensed for US GAAP and, as such, have been added back to loss from operations under US GAAP for the years ended August 31, 2008, 2007 and 2006.

	(b)	Income taxes:

As described in note 2(h), the Company follows the asset and liability method of accounting for income taxes.  This is consistent with the method used for US GAAP purposes.  However, differences to amounts recorded for future income taxes arose in prior years on the application of US GAAP to the financial statements due to the differences in accounting for mineral property exploration and land use costs.

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

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

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
	The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balance sheets and statements of operations and cash flows is summarized as follows:
	(i) Assets:
		2008	2007

	Assets, under Canadian GAAP	$26,965,294	$25,421,472
	Adjustment for mineral properties and deferred exploration (note 11(a))	(17,920,940)	(15,880,555)

	Assets, under US GAAP	$9,044,354	$9,540,917

(ii) Share capital and share subscriptions received:
	2008	2007

Share capital and share subscriptions received, under Canadian GAAP	$61,705,400	$56,458,250
Adjustment for stock-based compensation for employees (note 11(c))	61,850	61,850
Adjustment for stock-based compensation for non-employees (note 11(c))	393,078	393,078
Adjustment for escrow shares (note 11(c))	2,300,000	2,300,000

Share capital and share subscriptions received, under US GAAP	$64,460,328	$59,213,178

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(d)	Reconciliation (continued):
		(iii) Deficit:

				2008	2007

	Deficit, under Canadian GAAP			$(35,724,634)	$(32,026,589)
	Adjustment for stock-based compensation for employees (note 11(c))			(61,850)	(61,850)
	Adjustment for stock-based compensation for non-employees (note 11(c))			(393,078)	(393,078)
	Adjustment for escrow shares (note 11(c))			(2,300,000)	(2,300,000)
	Adjustment for mineral property exploration costs (note 11(a))			(17,920,940)	(15,880,555)

	Deficit, under US GAAP			$(56,400,502)	$(50,662,072)
			(iv) Loss and loss per share:

			Years ended August 31,
			2008	2007	2006

		Loss for the year, under Canadian GAAP	$(3,698,045)	$(3,921,469)	$(4,326,722)
		Adjustment for mineral property exploration costs (note 11(a))	(2,040,385)	(2,150,304)	(1,356,359)

		Loss for the year, under US GAAP	$(5,738,430)	$(6,071,773)	$(5,683,081)

		Basic and diluted loss per share, under US GAAP	$(0.07)	$(0.07)	$(0.07)

		Weighted average number of shares outstanding	87,372,662	86,486,098	85,666,361

			(v) Cash flows:

			Years ended August 31,
			2008	2007	2006

		Cash used in operating activities, under Canadian GAAP	$(2,633,434)	$(2,480,485)	$(2,075,770)
		Adjustment for mineral properties and deferred exploration (note 11(a))	(2,319,401)	(2,324,338)	(2,545,075)

		Cash used in operating activities, under US GAAP	$(4,952,835)	$(4,804,823)	$(4,620,845)

		Cash used in investing activities, under Canadian GAAP	$(2,622,982)	$(2,202,358)	$(2,585,522)
		Adjustment for mineral properties and deferred exploration (note 11(a))	2,319,401	2,324,338	2,545,075

		Cash provided by (used in) investing activities, under US GAAP	$(303,581)	$121,980	$(40,447)

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(e)	New accounting pronouncements:
(i)

On September 1, 2007, for US GAAP purposes, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainties and Income Taxes (FIN 48).  FIN 48 clarifies the accounting for uncertainties in income taxes and under SFAS 109, Accounting for Income Taxes by defining a criteria that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements.  Additionally, it provides guidance on measurement, derecognition, classification, interests and penalties, accounting in interim periods, disclosure and transition.  The Company recognizes interest expense and penalties related to income tax uncertainty in the statement of operations, comprehensive loss and deficit.  There is no impact on the Company’s August 31, 2008 consolidated financial statements resulting from the adoption of FIN 48.

	(f)	Recent pronouncements:
(i)

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

FIN 48 requires that interest expenses and penalties related to unrecognized tax benefits be recognized in the Statement of Operations.  FIN48 allows recognized interest and penalties to be classified as either income tax expense or another appropriate expense classification.  If the Company recognizes interest expense or penalties on future unrecognized tax benefits, they will be classified as income tax expense.

