Form 20-F
period 2009-08-31
TANZANIAN ROYALTY EXPLORATION CORP
filed 2009-11-27
CIK 1173643

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________________

FORM 20-F

_________________________

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

August 31, 2009

[   ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

 to

[   ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

 (Exact Name of Registrant as Specified in Its Charter)

ALBERTA, CANADA

(Jurisdiction of Incorporation or Organization)

Suite 404 - 1688 152nd Street

South Surrey, BC

V4A 4N2

(Address of Principal Executive Offices)

James Sinclair

Chief Executive Officer

Tanzanian Royalty Exploration Corporation

Suite 404 - 1688 152nd Street

South Surrey, BC

V4A 4N2

Telephone:  604 536-7873

Fax: 604 536-2529

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, without Par Value

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:    89,782,544  .

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[   ] Yes

[ X  ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  [   ] Yes   [X ] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X ]Yes  [   ]No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[   ]Yes  [   ]No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of "accelerated filer" in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer  [  ]

Accelerated filer  [ X  ]

Non-accelerated filer  [   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [   ]

International Financial Reporting Standards as issued by the International Accounting Standards Board [   ]      Other [ X]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Company has elected to follow.

Item 17  [X]

Item 18  [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  [   ] Yes  [ X ] No

TABLE OF CONTENTS

Cautionary Note to U.S. Investors Concerning Estimates of Mineral Resources

Currency

Foreign Private Issuer Filings

Glossary of Technical Terms

Part I

Item 1.

 Identity of Directors, Senior Management and Advisers

Item 2.

Offer Statistics and Expected Timetable

Item 3.

Key Information

A.

Selected Financial Data

B.

Capitalization and Indebtedness

C.

Reasons for the Offer and Use of Proceeds

D.

Risk Factors

Item 4.

Information on the Company

A.

History and Development of the Company

B.

Business Overview

                            Plan of Operations

                            Governmental Regulations

C.

Organizational Structure

D.

Property, Plant and Equipment

Kigosi Property

Itetemia Property

Luhala Property

Lunguya Project Area

Biharamulo/Tulawaka Project Area

Ushirombo Project Area

Kibara Project Are

Kabanga/Kagera Nickel Property

Biogeochemistry

Item 4.A.

Unresolved Staff Comments

Item 5.

Operating and Financial Review and Prospects

A.

Operating Results

B.

Liquidity and Capital Resources

C.

Research and Development, Patents and License, etc.

D.

Trend Information

E.

Off Balance Sheet Arrangements

F.

Tabular Disclosure of Contractual Obligations

Item 6.  Directors, Senior Management and Employees

A.

Directors and Senior Management

B.

Executive Compensation

C.

Board Practices

D.

Employees

E.

Share Ownership

Item 7.

Major Shareholders and Related Party Transactions

A.

Major Shareholders

B.

Related Party Transactions

C.

Interests of Experts and Counsel

Item 8.

Financial Statements

A.

Consolidated Statements and Other Financial Information

B.

Significant Changes

Item 9.

The Offering and Listing

A.

Offering and Listing Details

B.

Plan of Distribution

C.

Markets

D.

Selling Shareholders

E.

Dilution

F.

Expenses of the Issue

Item 10.

Additional Information

A.

Share Capital

B.

Articles of Association and Bylaws

C.

Material Contracts

D.

Exchange Controls

E.

Taxation

F.

Dividends and Paying Agents

G.

Statement by Experts

H.

Documents on Display

I.

Subsidiary Information

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

Item 12.

Description of Securities Other than Equity Securities

Part II

Item 13.

Defaults, Dividend Arrears and Delinquencies

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

Item 15.

Controls and Procedures

Item 16 A. Audit Committee Financial Expert

Item 16 B. Code of Ethics

Item 16 C. Principal Accountant Fees and Services

Item 16 D. Exemptions from the Listing Standards for Audit Committees

Item 16 E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Item 16 F. Change in Registrant's Certifying Accountant

Item 16 G. Corporate Governance

Part III

Item 17.

Financial Statements

Item 18.

Financial Statements

Item 19.

Exhibits

Cautionary Note to U.S. Investors Concerning Estimates of Mineral Resources

The Company advises U.S. investors that while the terms "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" (see "Glossary of Technical Terms - Canadian Terminology" herein) are recognized and required by Canadian securities regulations, U.S. securities regulations and the U.S. Securities and Exchange Commission (the "SEC") do not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into mineral reserves.

As an Alberta corporation, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators.  The Company files this Annual Report as its Annual Information Form ("AIF") with the British Columbia, Alberta and Ontario Securities Commissions via the System for Electronic Document Analysis and Retrieval ("SEDAR").  Under the filing requirements for an AIF, the Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples, and mineral resource and mineral reserve estimates, if any.  Further, the Company may describe its properties utilizing terminology such as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" that are permitted by Canadian securities regulations, but are not recognized by the SEC.  For clarification, the Company has no properties that contain "mineral reserves" as defined by either the SEC or Canadian securities regulations.

Currency

All references to dollar amounts are expressed in the lawful currency of Canada, unless otherwise specifically stated.

Foreign Private Issuer Filings

As a foreign private issuer registered under section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company is subject to section 13 of the Exchange Act, and is required to file Annual Reports on Form 20-F and Reports of Foreign Private Issuer on Form 6-K with the SEC.  However, the Company is exempt from the proxy rules under section 14 of the Exchange Act, and the short-swing profit rules under section 16 of the Exchange Act.

1

Glossary of Technical Terms

Ag	The elemental symbol for silver.
alteration	Usually referring to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.
andesite	Volcanic rock, low in quartz content, generally fine grained and moderately dark coloured.
anomalous	A value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.
anomaly	Any concentration of metal noticeably above or below the average background concentration.
Ashanti	Ashanti Goldfields Cayman Limited.
assay	An analysis to determine the presence, absence or quantity of one or more components.
Au	The elemental symbol for gold.
background	Traces of elements found in sediments, soils, and plant material that are unrelated to any mineralization and which come from the weathering of the natural constituents of the rocks.
Barrick	Barrick Gold Corp.
BEAL	Barrick Exploration Africa Limited.
BLEG	Acronym for "bulk leach extractable gold" sampling.
chalcedony	Very fine crystalline quartz which may be massive or banded (agate).
chalcopyrite	Copper sulphide mineral.
Cretaceous	The geologic period extending from 135 million to 63 million years ago.
Cu	The elemental symbol for copper.
dyke	A tabular body of igneous rock that has been injected while molten into a fissure.
epidote	Calcium, aluminium, iron silicate mineral commonly occurring in hydrothermally altered carbonate-bearing rocks.
fault	A fracture in a rock where there has been displacement of the two sides.
Fe	The elemental symbol for iron.
fracture	Breaks in a rock, usually due to intensive folding or faulting.
gossan	Decomposed rock or vein material of reddish or rusty colour resulting from oxidized pyrites.
grab sample	A sample of selected rock chips collected at random from within a restricted area of interest.
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

HLEM	Horizontal loop electromagnetic survey, a form of geophysical survey used in the exploration for minerals.
hectare or ha	An area totalling 10,000 square metres.
highly anomalous	An anomaly which is 50 to 100 times average background, i.e. it is statistically much greater in amplitude.
hydrothermal	Hot fluids, usually mainly water, in the earth's crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.
IP	Induced polarization survey, a form of geophysical survey used in the exploration for minerals.
intrusive	A rock mass formed below earth's surface from magma which has intruded into a pre-existing rock mass.
JV	A joint venture, which is a term for a contractual relationship between parties, usually for a single purpose, which is not a partnership.
Kazakh	Kazakh Africa Mining Ltd.
kilometres or km	Metric measurement of distance equal to 1,000 metres (or 0.6214 miles).
MDN	MDN Inc.
mill	A facility for processing ore to concentrate and recover valuable minerals.
mineral reserve	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
mineralization	Usually implies minerals of value occurring in rocks.
net smelter or NSR royalty	Payment of a percentage of net mining profits after deducting applicable smelter charges.
Newmont	Newmont Overseas Exploration Corporation.
NI 43-101

National Instrument 43-101, "Standards of Disclosure for Mineral Projects", as adopted by the Canadian Securities Administrators, as the same may be amended or replaced from time to time, and shall include any successor regulation or legislation.

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

propylitic	A rock alteration assemblage comprising calcite, epidote, chlorite, pyrite and other minerals, found typically in the periphery of a hydrothermal system.
pyrrhotite	A bronze coloured mineral of metallic lustre that consists of ferrous sulphide and is attracted by a magnet.
pyrite	Iron sulphide mineral.
quartz	Silica or SiO2, a common constituent of veins, especially those containing gold and silver mineralization.
RAB	Rotary air blast drilling.
RC	Reverse circulation drilling.
reef	A geological formation or mineral within defined boundaries separating it from the adjoining rocks.
Sb	The elemental symbol for antimony (stibnite).
silicification	Replacement of the constituent of a rock by quartz.
Sloane	Sloane Developments Ltd., a corporation based in the United Kingdom.
Songshan	Songshan Mining Co. Ltd., a corporation based in the People's Republic of China.
Stamico	State Mining Corporation of Tanzania.
Tancan	Tancan Mining Company Limited, a wholly-owned Tanzanian subsidiary of the Company.
Tanzam	Tanzania American International Development Corporation 2000 Limited, a wholly-owned Tanzanian subsidiary of the Company.
test pits	Shallow holes dug at spots along the strike of any mineralization or, if it is disseminated, anywhere in the area where the shallow holes might reach mineralized bedrock.
ton	Imperial measurement of weight equivalent to 2,000 pounds (sometimes called a "short ton").
tonne	Metric measurement of weight equivalent to 1,000 kilograms (or 2,204.6 pounds).
tuff	A rock comprised of fine fragments and ash particles ejected from a volcanic vent.
veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.
Zn	The elemental symbol for zinc.

Canadian Terminology

The following terms are used in the Company's technical reports to describe its mineral properties and have been used in this Annual Report (see "Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Mineral Resources").  These definitions have been published by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Counsel on August 20, 2000, and have been approved for use by Canadian reporting issuers by the Canadian Securities Administrators under NI 43-101, and as those definitions may be amended:

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

2

Part I

Item 1.

Identity of Directors, Senior Management and Advisers

A.

Directors and Senior Management:

Not Applicable.

B.

Advisers

Not Applicable.

Item 2.

Offer Statistics and Expected Timetable

Not Applicable.

Item 3.

Key Information

A.

Selected Financial Data

The following tables set forth and summarize selected consolidated financial data for the Company prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). For each of the last five fiscal years, the tables also summarize certain corresponding information prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").  Canadian GAAP, as applied to the Company, materially differs from U.S. GAAP, as set forth in Note 13 to the consolidated financial statements of the Company.  Unless stated otherwise, reference to dollar amounts shall mean Canadian dollars.

For each of the years in the five year period ended August 31, 2009, the information in the tables was extracted from the more detailed audited financial statements of the Company.

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

The following is a summary of certain selected financial information for the Company's five most recently completed fiscal years (in Canadian dollars, except number of shares):

Canadian GAAP

For the Fiscal Year ended August 31
	2009	2008	2007	2006	2005
Operations:

Revenues	$ --	$ --	$ --	$ --	$ --

Net loss	(4,731,836)	(3,698,045)	(3,921,469)	(4,326,722)	(2,931,063)

Basic and diluted loss per share	(0.05)	(0.04)	(0.05)	(0.05)	(0.04)

Balance sheet:

Working Capital	943,219	1,264,534	1,546,075	2,838,273	1,388,906

Total Assets	29,285,205	26,956,294	25,421,472	24,891,967	22,257,683

Net Assets	28,601.035	26,380,456	24,742,582	24,176,291	21,875,226

Share Capital	68,111,716	61,705,400	54,113,279	51,397,278	44,839,796

Number of Shares	89,782,544	88,114,352	86,748,493	86,241,075	84,776,054

Deficit	(40,456,470)	(35,724,634)	(32,026,589)	(28,105,120)	(23,778,398)

U.S. GAAP

For the Fiscal Year ended August 31
	2009	2008	2007	2006	2005
Operations:

Revenues	$ --	$ --	$ --	$ --	$ --

Net loss	(7,720,030)	(5,738,430)	(6,071,773)	(5,683,081)	(3,610,911)

Basic and diluted loss per share	(0.09)	(0.07)	(0.07)	(0.07)	(0.04)

Balance sheet:

Working Capital	943,219	1,264,534	1,546,075	2,838,273	1,388,906

Total Assets	8,289,169	9,044,354	9,540,917	11,161,716	9,883,791

Net Assets	7,399,383	8,459,516	8,862,027	10,446,040	9,501,334

Share Capital	71,339,854	64,460,328	59,213,178	54,902,206	48,408,552

Number of Shares	89,782,544	88,114,352	86,748,493	86,241,075	84,776,054

Deficit	(64,207,431)	(56,400,502)	(50,662,072)	(44,590,299)	(38,907,218)

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

Year Ended: August 31	Average	Period End	High	Low

2005	1.2321	1.1893	1.3071	1.1775
2006	1.147	1.1066	1.196	1.0989
2007	1.120	1.0560	1.1852	1.0372
2008	1.006	1.0631	1.0677	0.9168
2009	1.177	1.0967	1.2995	1.0338

The following table sets forth the high and low exchange rate for the past six months.  As of August 31, 2009, the exchange rate was CDN $1.0967 for each US$1.00.

Month	High	Low
October 2009	1.0843	1.0289
September 2009	1.0918	1.0615
August 2009	1.1097	1.0650
July 2009	1.1650	1.0791
June 2009	1.1626	1.0828
May 2009	1.1868	1.0957

B.

Capitalization and Indebtedness

Not Applicable.

C.

Reasons for the Offer and Use of Proceeds

Not Applicable.

D.

Risk Factors

In addition to other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business.  This Annual Report contains forward-looking statements that involve risk and uncertainties.  The Company's actual results may differ materially from the results discussed in the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Annual Report.  The management of the Company has identified the following risk factors, listed in the view of management in order from most significant to least significant:

We have incurred net losses since our inception and expect losses to continue.  We have not been profitable since our inception.  For the fiscal year ended August 31, 2009, we had a net loss of $4,731,836 and an accumulated deficit on August 31, 2009 of $40,456,470.  The Company has never generated revenues and does not expect to generate revenues from operations until one or more of its properties are placed in production. There is a risk that none of the Company's properties will be placed in production, and that the Company's operations will not be profitable in the future.

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

We cannot accurately predict whether commercial quantities of ores will be established.  Whether an ore body will be commercially viable depends on a number of factors beyond the control of the Company, including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  We cannot accurately predict the exact effect of these factors, but the combination of these factors may result in a mineral deposit being unprofitable.  The Company has no mineral producing properties at this time.  The Company has not defined or delineated any proven or probable reserves or resources on any of its properties.  Although the mineralized material estimates included herein have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and there is a risk that a particular level of recovery of gold or other minerals from mineralized material will not in fact be realized or that an identified mineralized deposit, if any, will ever qualify as a commercially mineable or viable reserve.

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

We depend on key management personnel.  The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management including James E. Sinclair, Chairman and Chief Executive Officer, and Regina Kuo-Lee, Chief Financial Officer.  Investors must be willing to rely to a significant extent on their discretion and judgment.  We do not have employment contracts with the Chairman and Chief Executive Officer or the Chief Financial Officer.  We maintain key-man life insurance on the Chairman and Chief Executive Officer but not on the Chief Financial Officer or President of the Company.

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

We have requirements for and there is an uncertainty of access to additional capital.  At August 31, 2009, the Company had cash of $1,165,746 and working capital of $943,219.   The Company will continue to incur exploration costs to fund its plan of operations and intends to fund its plan of operations from working capital and equity subscriptions from the Company's Chairman and C.E.O.  Ultimately, the Company's ability to continue its exploration activities depends in part on the Company's ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing agreements or some combination of these or other means.

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

Conflicts of interest may arise among our board of directors.  Marek J. Kreczmer, Ulrich E. Rath,   Anton Esterhuizen and Norman Betts, directors of the Company, are also directors, officers, or shareholders of other companies that are similarly engaged in the business of acquiring, developing, and exploiting natural resource properties.  Mr. Kreczmer is CEO, Chairman and a director of Hana Mining Ltd., a Canadian company exploring for minerals in Botswana. Mr. Ulrich Rath is a director of Starfield Resources Inc., and the President and CEO and Director of Chariot Resources Ltd., a junior resource company focused on the exploration, acquisition and development of copper and precious metal mineral deposits in the Andes region of Latin America.  Mr. Esterhuizen is the Managing Director of Pangea Exploration (Pty.) Ltd., a South African company exploring for minerals in Africa and South America.  He is also a Director of NWT Uranium Corp.   Dr. Betts serves as Chair of the Board of Directors of Starfield Resources Inc. and as a director and member of the Audit Committee of Adex Mining Inc. Such associations may give rise to conflicts of interest from time to time if the Company were to enter into negotiations to acquire an interest in a mineral project in which their other companies hold an interest, or the Company were to enter into negotiations to sell or joint venture an interest in its mineral properties to any of these companies.  The directors of the Company are required to act honestly and in good faith with a view to the best interests of the Company and disclose any interest which they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.

Penny stock rules may make it more difficult to trade the Company's common shares.  The SEC has adopted regulations which generally define a "penny stock" to be any equity security that has a market price, as defined, less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions.  Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as, institutions with assets in excess of US$5,000,000 or an individual with net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with his or her spouse. For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser's written agreement of the transaction prior to the sale.  Consequently, the rule may affect the ability of broker-dealers to sell our securities and also affect the ability of our investors to sell their shares in the secondary market.

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

Item 4.

Information on the Company

A.

History and Development of the Company

The Company was originally incorporated under the corporate name "424547 Alberta Ltd." in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta).  The name was changed to "Tan Range Exploration Corporation" on August 13, 1991.  The name of the Company was again changed to "Tanzanian Royalty Exploration Corporation" on February 28, 2006.  On March 7, 2008, the Company amended its Articles to increase the maximum number of directors from nine (9) to eleven (11).  The Company is also registered in the Province of British Columbia as an extra provincial company under the Business Corporations Act (British Columbia).

The principal executive office of the Company is located at Suite 404 - 1688 152nd Street, South Surrey, BC V4A 4N2, Canada, and its telephone number is (604) 536-7873.  Mr. Sinclair, Chairman and CEO is located at 93 Benton Hill Road, Sharon, Connecticut, 06069, U.S.A., telephone number (860) 364-1830.

The Company is a mineral resource company with exploration stage properties, which means that the Company is engaged in the search for mineral deposits and that the properties are not in development or production.

In January 2009, the Company signed an option and royalty agreement with Kazakh over the Company's twenty-one (21) Mwadui Project area diamond prospecting licenses and applications located in the Lake Victoria Greenstone Belt of Tanzania.  Kazakh has the option to acquire a 100% interest in the licenses by fulfilling various option payments over a 72 month period, whereby the Company will then receive a gross overriding royalty of 1.5% on all diamonds sold, and a net smelter returns royalty of up to 2% on any other minerals produced.

On February 25, 2009, the Company entered into an option and royalty option agreement with Songshan, granting Songshan an option to acquire a 100% interest in the Company's 26 Kabanga nickel licenses and applications located in northwestern Tanzania, by completing certain exploration work over a period of three years, and then making a production decision, subject to a 3% net smelter royalty reserved in favor of the Company.

In January 2007, the Company concluded an option and royalty agreement with Sloane over a portion of the Company's Itetemia Property and its entire Luhala gold project.  Under the option agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90% to 100% in currently thirteen (13) prospecting licenses in the Lake Victoria greenstone belt of Tanzania.  Eight (8) of these licenses comprise the Company's Luhala Project (all for a 100% interest), while the remaining five (5) licenses constitute a portion of the Itetemia Project (all for a 90% interest), which is adjacent to Barrick's Bulyanhulu gold mine.

The Itetemia Property, also located in Tanzania, consists of a total of nine (9) contiguous prospecting licenses.  One prospecting license is subject to a 3% net smelter royalty.  The Company has a 90% interest in one of these other prospecting licenses, which is subject to a 2% royalty interest.  The other seven (7) prospecting licenses are owned by the Company.  Under an option agreement dated December 14, 2001 with BEAL, BEAL currently has two (2) prospecting licenses located in the Itetemia Project area, under option with the Company.

In 2003, the Company signed a royalty and option agreement covering prospecting licenses in the Lake Victoria goldfields area of Tanzania with MDN.  There are currently six (6) prospecting licensees subject to this agreement.  Under the agreement, MDN holds the right to earn 100% of the Company's underlying interest in the licenses for an up-front cash payment, plus option payments and property expenditures for each retained licence over the five year life of the agreement, which have been completed.  MDN must also complete a feasibility study and make a production decision by December 31, 2009, and achieve production within 18 months or be subject to cash penalties in lieu of royalty payments.  By agreement between the parties dated January 9, 2007, in consideration for extending the production decision date from December 31, 2008 to December 31, 2009, MDN issued 125,000 common shares of MDN to the Company.  On November 11, 2009 the Company was advised by MDN that a feasibility study and production decision would not be made by December 31, 2009.  In consideration for a second extension of the feasibility study and production decision date to December 31, 2010, MDN has agreed to issue to the Company 125,000 common shares of MDN.  The Company retains the right to escalating net smelter royalties on commercial production that are tied to the price of gold and range from 0.5% below US$250 per ounce to a maximum of 2% at US$380 per ounce.

The Company currently has royalty agreements with five (5) industry partners covering 68 prospecting licences and applications; 2 of these licenses are under agreement with BEAL; 6 licenses are under agreement with MDN; 13 licenses are under agreement with Sloane; another 21 licenses and applications are under agreement with Kazakh, and the remaining 26 licenses and applications are under agreement with Songshan.

At the present time, the Company's land position totals 136 prospecting licenses (not including pending applications or renewals) in the Lake Victoria Greenstone Belt and Kabanga/Kagera Nickel Belt regions of Tanzania, covering an area of approximately 7,100 square kilometers.

Exploration activities continued during 2009 on the Company's properties located throughout the Lake Victoria Greenstone Belt.  Drilling with the Company's RC/RAB drill was conducted primarily on the Kigosi property.  There were no significant property acquisitions during the period; other significant property acquisitions and dispositions are discussed below.

For the year ended August 31, 2009 the Company reported a net loss of $4,731,836.  A total of $1,207,409 of mineral properties and deferred exploration expenses was written off relating to abandoned mineral properties.  The Company's total capital lease obligation as of August 31, 2009 is $39,693.  The Company incurred net deferred exploration expenditures of $3,797,496 during the year ended August 31, 2009.

Significant Acquisitions and Significant Dispositions

The Company's principal capital expenditures and divestitures (including interests in other companies and amounts invested) for the last three fiscal years are described as follows:

In January 2009, the Company signed an option and royalty agreement with Kazakh over the Company's 21 Mwadui Project area diamond licenses and applications, located in the Lake Victoria Greenstone Belt of Tanzania.  Kazakh has the option to acquire a 100% interest in the licenses by fulfilling various option payments over 72 months, whereby the Company will then receive a gross overriding royalty of 1.5% on all diamonds sold, and a net smelter returns royalty of up to 2% on any other minerals produced.

On February 25, 2009, the Company entered into an option and royalty agreement with Songshan granting Songshan an option to acquire the Company's interest in its 26 Kabanga nickel licenses and applications located in northwestern Tanzania, by completing certain exploration work over a period of three years, and then making a production decision, subject to a 3% net smelter royalty reserved in favor of the Company.

The Company entered into a Purchase and Sale Agreement (the "Agreement") with Ashanti dated September 26, 2006 for the repurchase of the Company's rights to the Kigosi property, including all related camp and equipment, along with the purchase of a non-associated property, the Dongo, from Ashanti in a transaction valued at US$900,000. The price of the acquisition will be satisfied by the Company's issuance to Ashanti of a total of 180,058 common shares of the Company, in two tranches and subject to certain conditions consisting of: (i) the issuance and allotment of 160,052 common shares to be issued in consideration of the transfer to the Company of the Kigosi Rights, as defined in the Agreement; and (ii) subject to receipt of ministerial consent from the Tanzanian government to the transfer from Ashanti to the Company of the Dongo Rights, as defined in the Agreement, the issuance and allotment to Ashanti of 20,006 common shares of the Company.  As of August 31, 2009, the issuance of 20,006 common shares of the Company to Ashanti remains outstanding.

In January 2007, the Company concluded an option and royalty agreement with Sloane, a UK-based company, for a portion of its Itetemia Property and its entire Luhala gold project.  Under the option agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90% to 100% currently in thirteen (13) prospecting licenses in the Lake Victoria greenstone belt of Tanzania.  Eight (8) of these licenses comprise the Luhala Project (all for a 100% interest), while the remaining five (5) licenses constitute the Itetemia Project (all for a 90% interest), which is adjacent to Barrick's Bulyanhulu gold mine.  The earn-in portion of the agreement includes prescribed annual cash payments, firm exploration expenditures and a minimum amount of diamond drilling metreage over the life of the agreement. In addition, the Company will receive a sliding scale net smelter royalty for any mineral discovery that achieves commercial production.  The exploration component of the option agreement called for a work commitment of US$1 million within a two-year period of which US$400,000 was to be incurred in the first year and the remaining amount in the second.  The Company is waiting for confirmation from Sloan that these expenditures have been completed.  Further provisions in the agreement call for the completion of a bankable feasibility study and the announcement of a production decision before the fifth anniversary of the agreement and the achievement of commercial production before the seventh anniversary.

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

The Company's general area of interest has been in the exploration of gold properties, with a primary focus on exploring for gold properties in Tanzania.  Tanzania remains the prime focus of the Company's exploration activities.  Other corporations, including Sloane, Kazakh, Songshan Barrick, Ashanti, MDN, and Newmont, have all funded some of the exploration work on the Company's properties in this area since 1999 under option arrangements, with the exception of properties explored by the Company's subsidiary, Tanzam, which was privately funded, and exploration conducted by the Company.  The Company currently has royalty agreements with five industry partners covering 68 prospecting licences and applications; 2 of these prospecting licences are under agreement with BEAL; 6 prospecting licenses with MDN; 13 licenses with Sloane; 21 licenses and applications with Kazakh, and 26 licenses and applications with Songshan.

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

Based on the drilling program results, the Company will develop models of the underlying geology and mineralized zones for more detailed testing.  After further drilling, some mineralized zones may be classified as inferred or indicated mineral resources.  With sufficient infill drilling, these inferred or indicated mineral resources can be confirmed as a measured mineral resource, upon which a pre-feasibility study can be prepared by a qualified, independent mining engineer or geologist to determine whether mining activities are economic in the circumstances of the particular property.  A pre-feasibility study must be completed under the requirements of NI 43-101 in Canada in order for mineral reserves to be designated.  A final or bankable feasibility study must be completed for the designation of reserves under the SEC's Industry Guide 7.  If the bankable feasibility study is favorable, the Company can then use the feasibility study to seek out the necessary financing from a merchant banker or other financial institution for mine construction and development. A further mine feasibility study would be prepared to confirm the appropriate mining method based on the metallurgical studies of the ore, and to develop a mining plan.

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

During 2009 fiscal year, the Company continued evaluation of all prospecting licenses in its portfolio with a view of offering some of them for royalty agreements to other mining companies.  The evaluation of their potential comprises geological mapping, soil sampling and geophysical interpretations.

The Company continued its efforts for the "farming-out" of identified properties for royalty agreements with other mining companies, and continues to examine and review other exploration opportunities in Tanzania.

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

C.

Organizational Structure

The Company has the following four subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage &Type of Securities Owned or Controlled by Company
		Voting Securities Held	Non-Voting Securities
Itetemia Mining Company Limited(1)	Republic of Tanzania, Africa	90% (common)	n/a
Lunguya Mining Company Ltd. (2)	Republic of Tanzania, Africa	60% (common	n/a
Tancan Mining Company Limited	Republic of Tanzania, Africa	100% (common)	n/a
Tanzania American International Development Corporation 2000 Limited	Republic of Tanzania, Africa	100% (common)	n/a

(1)

The remaining 10% interest is held by State Mining Corporation.

(2)

The remaining 40% interest is held by Northern Mining and Consultancy Company Ltd.

D.

Property, Plant and Equipment

The Company's business is the acquisition and exploration of mineral properties, with a primary focus on exploring for gold properties in Tanzania.  The Company funds its activities by way of the sale and issuance of its securities to accredited investors.  The Company also obtains operating funds through sales of and options to sell its various mineral property interests to other parties, retaining a royalty interest.  The Company's properties are without a known body of commercial ore, with no established mineral reserves, and the Company's activities to date on such properties have been exploratory in nature.

Kigosi Project

Property Description and Location

The Kigosi Project area encompasses approximately 815 square kilometres and currently consists of thirty one- (31) prospecting licenses and applications, principally located within the Kigosi Game Reserve controlled area.  Through prospecting and mining option agreements, the Company has options to acquire interests in 26 licenses.  To maintain the options, the Company is required to make certain expenditures and fund all exploration costs of the properties.

The Kigosi Project is located in the Sukumaland Province in northwest Tanzania, some 100 km south of Lake Victoria within the Shinyanga Region (see property location map above).

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property is accessed via air from the city of Dar Es Salaam on the Indian Ocean coast to the city of Mwanza on the southern shoreline of Lake Victoria.  From Mwanza, a moderately maintained tar road accesses the town of Ushirombo, via the towns of Shinyanga and Kahama, around the southern part of the Lake, referred to as Smith Sound.  This trip is approximately 400 km and takes some 5 hours.  From the town of Ushirombo one keeps heading east along the main Burundi tar road for approximately 6 km, where a dirt track allows access into the Kigosi Game Reserve.  The Kigosi Project is almost wholly located within this game reserve.  The Company acquired a permit from the Ministry of Wildlife and Tourism to continue exploration activities in the game reserve throughout the year.  Access to the exploration camp is via this dirt track that has been substantially upgraded by the Company to allow access by four wheel drive vehicles during the rainy season.  The track passes over the Shiperenge River, a tributary to the Nikonga River.

The exploration camp was originally erected by Anglogold Ashanti, near the Game Warden's camp in the vicinity of the Luhwaika gold workings, some 25 km south of the main Burundi road.  The camp is a tented camp with larger permanent structures used for offices and storage facilities that have been upgraded over time by Tancan.  Communications at the camp are via satellite internet and telephone, and a VHF radio system, linked to the Company's Mwanza field office.

The main river in the area is the Nikonga River and its associated tributaries.  This river is a perennial river, which is dry in the winter months and flows during the rainy season that occurs between the months of October and May.  The river is the only close source of water.  It has three large ponds within 5 km from the camp, which the camp utilizes throughout the year.  Drinking water is available at Ushirombo, and is also collected from roof structures at the camp when it rains.  The Nikonga and Kigosi rivers have played a major part in structuring the physiographic landscape in the area.  These rivers drain southwards into the Moyowosi and Njingwe Swamps.  Small undulating granite hills form the topographic highs, and generally trend northwest.  These hills make up approximately 5% of the project area.  The climate is typical of an African tropical climate, being hot during the day and cooling down in the evenings.  Winters are very mild, but a blanket is needed in the early hours of the mornings.  Kigosi fall within a malaria area, and precautions are necessary. Tsetse flies are also present in some parts of the project area.  The region is heavily forested, but has only limited wildlife, chiefly small gazelle and baboons.

Geology and Mineralization

The Kigosi-Miyabi granite-greenstone belt and the Ushirombo greenstone belt, form part of two of the greenstone belts within the Nyanzian Archaean greenstone terrain in northwestern Tanzania.  These belts host small-scale artisanal workings at Luhwaika and Igunda within the core project area at Kigosi and further to the southeast. The Ushirombo Greenstone Belt has been extensively explored by geologists and small scale miners over the past decade. It consists predominantly of mafic volcanics with lesser meta-sedimentary rocks across an east-west trending belt some 50 kilometres in strike. Gold mineralization generally occurs in narrow quartz veins.  The Kigosi-Miyabi Greenstone Belt has been less explored, mainly because of the location within the Kigosi Game Reserve.

Several prominent regional scale NW trending structural lineaments, interpreted as regional shear zones, appear to be the major conduits and controls for the localization of gold mineralization in the Kigosi area.  There is also a prominent NNW trending set of regional scale lineaments that are believed to be deep seated sources of the gold bearing fluids.

The Company previously discovered three new gold occurrences on the Kigosi Property, forming a part of the Company's Lake Victoria Goldfield Properties held through its subsidiary, Tanzam.   In April 2009, J.G. Deane, Pr.Sci.Nat and P. Zizhou, Pr.Sci.Nat., completed a NI 43-101 compliant technical report on the Kigosi Project entitled, "Report on 2001 - 2008 Exploration Programs Kigosi Project Area, Ushirombo District, Shinyanga Region, in the United Republic of Tanzania, East Africa" (the "Preliminary Kigosi Report").  The following discussions concerning the Luwaika, Gravel Deposit, and Igunda gold prospects, are excerpted from that report:

Luhwaika Prospect

Gold mineralization at the Luhwaika Prospect occurs in a series of sub-parallel and variably auriferous shear zones. The geological setting of the Luhwaika Gold Prospect shows many characteristics that are typical of classic mesothermal lode gold deposits.

At Luhwaika, two principal shear zones have been identified: the Luhwaika Main and Luhwaika West reefs. These reefs carry significant gold mineralization as evidenced by strike extensive small-scale mining and exploration shafts, and more recent drill results. The gold mineralization in the Luhwaika Main reef is structurally controlled, consisting mostly of lodes of laminated quartz veins impregnated in strongly sheared and altered quartz sericite schist with occasional massive tabular whitish-grey quartz vein blow-outs. These veins are shear hosted, with lesser extensional veins noted in outcrop in the granite host rock.

The Luhwaika West reef, located 100-200 metres in the hanging-wall and sub-parallel to the Luhwaika Main reef, consists mainly of shear-zone hosted tabular quartz veins that often contain irregular hematite filled fracture surfaces.

Gravel Deposit

The Luhwaika Prospect is host to a potential gravel deposit which is likely a direct result of surface collapse and erosion of the Luhwaika Main and West reefs. Artisanal mining activity has concentrated on this deposit which is easily accessible for mining. The Company is currently conducting more detailed work to determine how much gold occurs in the quartz, and how much free (alluvial) gold is in the system. High grade gravels have so far been identified in three areas: the Luhwaika West reef, the Luhwaika Main reef and the Luhwaika East area.

Igunda Prospect

The structural setting of the Igunda Gold Prospect is similar to that of the Luhwaika Prospect with the exception that the former is hosted in mafic greenstone rocks intruded by lenses of felsic granitoids including quartz-feldspar porphyry. At Igunda, two principal shear zones have been identified: the Igunda A and B reefs. Closely associated with the reefs are sub parallel quartz feldspar porphyry units.

Gold mineralization is structurally controlled and the Igunda Reefs are localized in two sub-vertical dipping northwest striking shear zones, dipping steeply (75º - 85º) to the northeast. Gold mineralization also occurs in the host wall rock up to over a meter and is not confined to the veins.

Exploration History

From 1998 to 2007 the Company and AngloGold-Ashanti conducted regional and detailed exploration work on the Kigosi Project Area including airborne magnetics, soil sampling, mapping and trenching. The aeromagnetic survey flown in 1999 covered the entire Ushirombo greenstone belt and parts of the Miyabi-Kigosi greenstone belt. Limited field work was conducted by the Company during this initial period including a helicopter visit to the Luhwaika artisanal site which included grab sampling and mapping.

In June 2002 the Company sent a team to investigate the Luhwaika and Igunda showings at which time a more thorough grab sampling program was conducted. Positive results from this sampling led to further sampling and a small mapping program was initiated. A Landsat and radiometric investigation was also conducted on the Kigosi Project Area in 2003.

AngloGold-Ashanti conducted a detailed airborne survey in 2003 that covered the eastern Kigosi licenses. A soil sampling program was also conducted as part of initial follow-up work on prospective aeromagnetic anomalies which were later classified as the Msonga, Bungoni, Luhwaika and Igunda prospect areas. AngloGold-Ashanti conducted limited trenching at both Luhwaika and Igunda.

With the return of the Kigosi Project Area to the Company, field operations commenced in September 2007. Exploration work including bio-geochem, geophysics and RC drilling were centered on known workings such as the Igunda and Luhwaika Prospects. In addition, prospective gold-in-soil anomalies identified from the initial regional soil surveys of AngloGold-Ashanti were followed up.

Over the past eight years, the Company has conducted extensive exploration over its Kigosi Project Area, focusing mainly on the known Luhwaika artisanal workings that currently remain the main exploration target.

Drilling

Drilling at Kigosi has been under way almost continuously during the past year, with the year-end rainy season being the notable exception. The drilling to date has focused on the Luhwaika and Igunda gold occurrences which occur within the Kigosi Lineament, an airborne magnetic feature that is known to extend for at least 35 kilometres.  In total, some 517 RC holes and 13 diamond drill holes have been drilled at Luhwaika over a strike extent of 3.6 kilometres, covering the Luhwaika Main and West reefs, the Luhwaika East area, and the German workings. Results to date indicate that there are four main targets that warrant a possible resource classification: Igunda reefs, the Luhwaika Main reef, Luhwaika West reef and sub-surface gold bearing gravel deposits that form the surface expression of the collapsed reefs.

The Kigosi property hosts numerous artisanal mining sites that are frequently used for drill-targeting purposes. Among the more interesting geological features on the Kigosi property is the presence of surface gravels that frequently host significant gold values. The current drill program is designed in part to gauge the extent of these surface gravels after which in-house studies will determine the viability of recovering gold from the gravels with a portable recovery plant.

For additional information regarding the Kigosi Property the reader is referred to the complete text of the Preliminary Kigosi Report, which is available online at www.sedar.com, filed on May 6, 2009 under the heading, "Technical Report (NI 43-101)".

The Company has incurred total net costs (after any recoveries) of $9,271,507 on the Kigosi Project to August 31, 2009, of which $3,240,141 was incurred during the most recently completed fiscal year.

THE KIGOSI PROJECT IS WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Itetemia Property

Property Description and Location

The Itetemia Property currently consists of nine (9) contiguous prospecting licenses and/or new and renewal applications, covering approximately 48 km2.  Two of these prospecting licenses were optioned from third parties (see the discussion under the sub-heading, "Ownership" below).  In January 2007, the Company concluded an option and royalty agreement with Sloane over a portion of the Company's Itetemia project.  Under the option agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90% to 100% in the five (5) prospecting licenses comprising a portion of the Itetemia Project (see "Item 4. Information on the Company - Significant Acquisitions and Significant Dispositions" above).  The Itetemia Property is located in the Mwanza Region of the Lake Victoria Greenstone Region, Tanzania, approximately 90 kilometres by air southwest of the city of Mwanza, situated on the south shore of Lake Victoria (see property location map above).

Accessibility, Climate, Local Resources, Infrastructure and Physiography

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

Ownership

Prior Ownership

Only two of the prospecting licenses comprising the Itetemia Property, namely, Itetemia and Itetemia North, were previously held by third parties.  With respect to the Itetemia prospecting license, the interest of the Company was acquired from Stamico pursuant to a joint venture agreement dated July 12, 1994 (the "Stamico Venture Agreement").  The Stamico Venture Agreement obligated the Company to make two initial payments of TSh$1,000,000 and US$7,200 to Stamico, both of which were satisfied. With respect to the Itetemia North prospecting license, the interest of the Company was acquired from RSR (Tanzania) Limited by agreement dated April 20, 1995 (the "RSR Royalty Agreement"). The RSR Royalty Agreement obligated the Company to pay a sum of US$35,000, which payment was made.

The Company's Interest

Prior to the Barrick Venture Agreement (defined below), four of the prospecting licenses comprising the Itetemia Property, namely, Itetemia Village, Mwingilo, Ngula and Itetemia East, were indirectly 100% held by the Company; in the case of the Itetemia North prospecting license, the Company held an indirect 100% interest therein, through the Company's subsidiary, Tancan, subject only to the 2% NSR Royalty payable pursuant to the RSR Royalty Agreement. In the case of the Itetemia prospecting license, Tancan acquired its interest pursuant to the Stamico Venture Agreement, as amended June 18, 2001 and July 2005, which provides, among other things, that:

1.

Tancan had to pay Stamico, on execution of the Stamico Venture Agreement, the sum of US$7,200 (as an advance against the 2% gross revenue royalty) and TSh$1,000,000.

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

9.

As amended July 2005, Tancan had to pay to Stamico the sum of US$15,000 on or before July 12 of 2006 and 2007, and ending upon commercial production, provided that commercial production commences by December 31, 2007, failing which the aforementioned payment shall be revisited.  As expected, commercial production did not commence by December 31, 2007.  In 2008, the annual option fee was renegotiated to US$25,000 per annum until commercial production.

10.

Tancan may assign its rights under the agreement, subject to the prior written consent of Stamico.

By an option and joint venture agreement dated May 31, 1999 as amended April 24, 2001 between the Company and Barrick (the "Barrick Venture Agreement"), Barrick agreed to provide funding to the Company totalling US$4,000,000.  On November 23, 2004 Barrick advised that they would return the Itetemia Prospecting Licences to the Company (with the exception of PL 2374/03, which is held under an agreement with BEAL with one other prospecting license).

In January 2007, the Company concluded an option and royalty agreement with Sloane over the Company's Itetemia and Luhala gold projects.  Under the option agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90% to 100% currently in thirteen (13) prospecting licenses in the Lake Victoria greenstone belt of Tanzania.  Eight (8) of these licenses comprise the Company's Luhala Project (all for a 100% interest), while the remaining five (5) licenses constitute a portion of the Itetemia Project (all for a 90% interest), which is adjacent to Barrick's Bulyanhulu gold mine.

History

The exploration history of the Itetemia Property from 2005 to 2009 is summarized as follows:

Itetemia Exploration History Synopsis

Year	Operator	Work Performed
2005	Tancan	Reviewed reports received from Barrick detailing the exploration work they conducted on the property to November 2004.
2006	Tancan	In-house evaluation. 4-hole diamond drill program
2007	Sloane Developments Ltd.	Planned 2000 m RC drill program and 3000 m infill diamond drilling program.
2008	Sloane Developments Ltd.	First phase drill program consisted of 10 Reverse Circulation (RC) aggregating 1,489 metres. Eight diamond drill holes were drilled totalling 2,286.5 metres.
2009	Sloane Developments Ltd.	Data analysis

Geology

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

Exploration

Since entering into the option agreement with Sloane in 2007, Sloane has carried out the exploration work on the five licenses comprising a portion of the Itetemia property under option to Sloane.

The majority of the exploration work in 2007 consisted of RC and diamond drilling, along with limited ground geophysics.  Exploration crews were mobilized to the Itetemia Project in August 2007 and drilling commenced in mid-September.  The first phase drill program completed 10 RC holes aggregating 1,489 metres and eight diamond drill holes totaling 2,286.5 metres.  The drill program targeted the shallowest part of the previously established Golden Horseshoe Reef with a view to developing an open pit resource with a notional floor level of 200 metres below surface.  In support of preparation of a resource estimate, drill holes were sited to provide data at grid points at or below 50 x 50 metres spacing.  A number of deeper holes were also sited to test the extent of the mineralized body at depth and along strike.

During the period ended August 31, 2009, no direct property work was conducted on the Itetemia property by Sloane.  However, data analysis from past programs on Itetemia continued, as Sloane pursued financing options and a listing on a major stock exchange.

The Company has incurred total net costs (after any recoveries and write offs) of $6,109,586 on the Itetemia Property to August 31, 2009.

THE ITETEMIA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY PROPOSED PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Luhala Property

Property Description and Location

The Luhala property is located in Misungwi District of Mwanza Region of Tanzania (see property location map above).  It lies approximately 70 kilometres south of the city of Mwanza.  The Luhala property consists of eight (8) prospecting licenses and/or new and renewal applications. These prospecting licenses are in good standing with respect to required filings and payments with the Government of Tanzania.

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

In January 2007, the Company concluded an option royalty agreement with Sloane for its Luhala property.  Under the option agreement, the Company granted Sloane the right to earn a 100% beneficial interest in the Luhala Project.

The Luhala property covers an area of approximately 47 square kilometres.  The target on the Luhala property is gold stockwork mineralization associated with felsic rock units in dilatational structures.

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

History

Luhala has had a significantly more protracted exploration history than Lunguya, beginning with the initial exploration by the then Tanganyikan Geological Survey in 1947.  The exploration history of Luhala since 2005 to 2009 may be summarized as:

LUHALA EXPLORATION HISTORY SYNOPSIS

Year	Operator	Work Performed
2005	Tancan	Re-logged all drill holes and trenches. Drill preparation.
2006	Tancan	Diamond drilling, RC drilling
2007	Sloane Developments Ltd.	Follow-up exploration planning
2008	Sloane Developments Ltd.	Data analysis
2009	Sloane Developments Ltd.	Data analysis

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

The felsic volcanic rock package at Shilalo West once again presents an excellent structural site for the development of dilatant sites and gold mineralization.  As of Shilalo South, a well defined planar, brittle-ductile structural zone was not identified at Shilalo West.  Gold distribution is likely related to the presence of extensional and shear extensional veinlets, which are developed within the felsic volcanic rocks at or near, the felsic volcanic "red tuff" contact.

Exploration

During the period ended August 31, 2009, no site-based exploration work was conducted by Sloane on the Luhala Property. The Company expects to see a resumption of exploration when conditions improve in capital markets, and Sloane is able to proceed with its financing plans.

At Luhala, three principal mineralized zones have been identified: Kisunge Hill, Shilalo South, and Shilalo West.  Gold mineralization is associated with zones of diffuse silicification, localized around small scale fractures within competent chert and felsic volcanic rock units.  There has been no exploration field work carried out by the Company on the Luhala Property during the fiscal year ended August 31, 2009.

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

Historical Drilling

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

For additional information regarding both the Luhala and Lunguya Properties (see below) please refer to a technical report prepared in accordance with the requirements of NI 43-101 dated February 28, 2003, revised June 2007, entitled, "Report on the 2002 Exploration of the Luhala Concessions and the Lunguya Concessions, Lake Victoria Goldfields District, North-Central Tanzania" by Dr. Jim L. Oliver, Ph.D., P. Geo. (the "Revised Luhala and Lunguya 2002 Report").  The reader is referred to the complete text of the Revised Luhala and Lunguya 2002 Report, which is available at www.sedar.com, filed on August 13, 2007 under the heading, "Other".

The Company has incurred total net costs (after any recoveries) of $3,923,736 on the Luhala Property to August 31, 2009.

THE LUHALA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY PROPOSED EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Lunguya Project Area

Property Description and Location

The Lunguya Property is located in the Kahama District of Tanzania, and the Company's interest therein is held indirectly through Tanzam.  The Lunguya Property is situated in the Lake Victoria Greenstone Belts, approximately 100 kms by air to the southwest of Mwanza and about 15 kms south of Bulyanhulu.  The Lunguya Property currently consists of ten (10) prospecting licenses covering an area of approximately 220 square kilometres.

With respect to Lunguya PL 1766/01 in January, 2003, a Shareholder's Agreement was entered into wherein a new company, Lunguya Mining Company Limited ("LMC"), was created to form a joint venture between Northern Mining and Consultancy Company Limited ("NMCCL"), Tanzam and LMC.  Tanzam has a 60% shareholding and NMCCL has the remaining 40% shareholding in LMC.

Through prospecting and mining option agreements, the Company has options to acquire interests in the ten prospecting licenses.  To maintain the options, the Company is required to make certain expenditures and fund all exploration costs of the properties.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Lunguya Property can be reached by plane from Mwanza to an airstrip accommodating Bulyanhulu or by road via Geita up to the Bulyanhulu/Kahama road intersection. From Kahama, the property is located approximately 8 kms to the south, toward Lunguya village. Secondary roads and trails traverse the property. The Nyamakwenge Reef, located in the northeastern part of the property, can be accessed using a 12 kms dirt tract passing to the north of the property.  Climate and elevation are similar to the Luhala Property.

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

History

The project was acquired by the Company in 2001 and a program of bulk leach extractable gold (BLEG) sampling, geological mapping, rock sampling, RC and diamond drilling was initiated.

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

Core recovery measurements where made on site by a geotechnician of the Company.  RC boreholes (LGRC 01 - 07) utilized the same grid system as the diamond drill program.  The location of all drill collars were marked with concrete monuments.  Drilling was concentrated on the Lunguya Reefs (11 boreholes) with three boreholes completed on the Nyikoboko Reefs.  A series of geological cross-sections and plans (Figures 10 to Figure 18 in the Revised Luhala and Lunguya 2002 Report), summarize the results of these programs.  Both RC and diamond drill data are combined on these sections.  Drill collar locations for 12 diamond holes and 7 RC holes on the Nyamakwenge Reefs are shown on Figure 9 of the Revised Luhala and Lunguya 2002 Report.  Drill logs for diamond drill holes are compiled on Appendix III and for RC holes in Appendix IV of the Revised Luhala and Lunguya 2002 Report.  Assay results for diamond drill holes are compiled in Appendix V and RC assay data in Appendix VI of the Revised Luhala and Lunguya 2002 Report.

Exploration

Limited exploration activities were carried out on the Lunguya property during fiscal 2009.  A NI 43-101 compliant study is currently being prepared for the Lunguya project, and this report will used to guide future exploration work on the property.

The Company has deferred total net costs (after any recoveries and write offs) of $2,821,694 on the Lunguya Property to August 31, 2009.

THE LUNGUYA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Biharamulo/Tulawaka Project Area

Property Description and Location

The Biharamulo/Tulawaka Project Areas are located in the Biharamulo District of Kagera Region of Tanzania and is approximately 160 kilometres west-southwest of Mwanza.  The Biharamulo/Tulawaka Project consists of sixteen (16) prospecting licenses.   These prospecting licenses are in good standing with respect to required filings and payments with the Government of Tanzania.  Six of the Biharamulo/Tulawaka prospecting licenses are under option to MDN.  The Biharamulo/Tulawaka Project covers an area of approximately 280 square kilometres.  The properties lay on an east-west magnetic trend, between the Kakindu gold discovery (Ashanti) and the Tuluwaka gold discovery (Pangea).

Geology and Mineralization

The Tulawaka Project Area is located in the western sector of the Rwamagaza Greenstone Belt.  One prospecting license is underlain predominantly by granite and the remainder have mixed assemblages of both granite and greenstone.  The Rwamagaza Greenstone Belt is located in the Lake Victoria Gold Belt.  The southern part of the Gold Belt (the Sukumaland greenstones) consists of two concentric belts, separated by granite.  The inner belt, the Rwamagaza belt, comprises mainly mafic volcanics of the lower Nyanzian System.  The principal ore deposit in the region is the Tulawaka deposit (±1 mil ounces of gold) owned by BEAL.

The Rwamagaza Greenstone Belt is an east-west trending belt.  The dip of the greenstones is generally sub-vertical.  This belt is renowned for its artisanal laterite workings with Matabi (±200,000 ounces of gold), being the largest.  Regionally, and crosscutting the belt in the Tulawaka area, is a set of parallel regional shear structures, referred to as the Muhama Dislocation.  This dislocation can be traced from Golden Pride Mine in the Nzega Belt, through the Miyabi region and through Tulawaka.  These structures are spatially related to a host of gold occurrences, including Golden Pride, Chocolate Reef, Miyabi, Nyakafuru and Tuluwaka.  These structures crosscut the Rwamagaza Belt in the vicinity of Tulawaka.  The loci for gold mineralization are typically at the intersection of parallel second order structures, and structures with a different orientation (often north-south).

Exploration

Some notable exploration successes were reported by MDN which has a number of licenses under option from the Company in the Tulawaka area of Tanzania.  In September and October of 2006, MDN tested several gold targets on its 102.9 km² Nyantimba licenses 15 kilometres north of the Tulawaka gold mine.  A total of 53 RC holes were drilled as a follow-up to the previous year's rotary air blast (RAB) program which produced a significant discovery of mineralization in the Viyonza zone.  Assay results from the 2,689 metres of drilling included 2.0 metres grading 35.95 g/t, 3.0 metres averaging 17.15 g/t and 2.0 metres of 13.18 g/t.

A second discovery of mineralization was made by MDN on ground optioned from the Company in the Mnezeki area 20 kilometres east of the Tulawaka Gold Mine. This discovery returned one of the highest grade gold intercepts reported from the region in recent years: 30.08 g/t gold over 6.0 metres.  Further assay results were reported by MDN from the Mnezeki area in August 2007 including 8.0 metres averaging 2.41 g/t.  A total of 1,736 metres of RC drilling and 1,252 metres of RAB drilling have been completed on the Mnezeki Project.  Follow-up work failed to find extensions to previously defined mineralization.

A soil geochemical program conducted by MDN on the Viyonza Project in 2007 significantly increased the size of the area previously targeted for exploration. The 102.9 km² Viyonza Project is located approximately 15 km north of the Tulawaka Gold Mine in Tanzania and is the subject of an option agreement with the Company.  Additional soil sampling is planned on the Viyonza Project to evaluate several favorable areas at the contact between the granodiorite and the volcanic rocks.  Follow-up work is planned by MDN on the Isozibi occurrence, which is located about 17 kilometres northwest of the Tulawaka Gold Mine process plant.

The Company has deferred total net costs (after any recoveries and write offs) of $711,872 on the Biharamulo/Tulawaka Properties to August 31, 2009.

THE BIHARAMULO/TULAWAKA PROPERTIES ARE WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Ushirombo Project Area

Property Description, Location, Access, and Infrastructure

The Ushirombo Project consists of seven (7) prospecting licenses and three (3) pending applications, and encompasses an area of approximately 235.45 square kilometres within one of the principal Archaean greenstone belts of Tanzania, the Ushirombo Greenstone Belt, in the southwestern part of the Lake Victoria goldfields.  The property is located about 30 kms southeast of the Tulawaka gold mine, held 70% by Pangea Minerals Ltd., a subsidiary of Barrick, and 30% by MDN.   The project area is easily accessed by road, the tarred highway from Mwanza to Burundi via Shinyanga and Kahama, through the southwest of the property.  The large village of Ushirombo lies on the highway within one of the project's licenses.  This serves as the headquarters for the Bukombe District with the offices of the District Commissioner and the District Courthouse.

Geology and Mineralization

The Ushirombo property occurs in the same structural setting as the Tulawaka Gold Mine which is located 30 kilometres to the northwest. Ushirombo and Tulawaka share many similar geological characteristics including quartz rubble zones that frequently carry significant gold values. Recent work, including exploration drilling, has shown that some of the greenstone belts are more extensive than previously realized including those on the Company's holdings.

Exploration

In January 2009, the Company prepared a new geological interpretation of the Ushirombo property, integrating airborne magnetic/radiometric data, mapping data and rotary drilling (RAB) results. The Company subsequently identified the "Ushirombo Gold Corridor" (UGC), a 12 kilometre long by six kilometre wide northwest-trending zone, as a prime target area. The UGC contains the areas of historic and current artisanal gold mining and is traversed by the principal regional structures that appear to be associated with the gold mineralization.

In the coming months, the Company will focus on confirming significant drill intersections completed in earlier programs, ascertaining the existence at depth of gold-in-quartz mineralization sampled on surface, and extending the gold mineralization in the principal artisanal workings.

For additional information regarding the Ushirombo Property the reader is referred to the complete text of a technical report prepared in accordance with the requirements of NI 43-101 dated August 31, 2009, entitled, "Report on the Ushirombo Mineral Exploration Property of Tanzanian Royalty Exploration Corporation in the Bukombe District, Shinyanga Region of the United Republic of Tanzania, East Africa" by Martin J. Taylor, P.Geo.  The Preliminary Ushirombo Report is available online at www.sedar.com, filed on September 23, 2009 under the heading, "Technical Report (NI 43-101)".

The Company has deferred total net costs of $76,516 on the Ushirombo Property to August 31, 2009.

THE USHIROMBO PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Kibara Project Area

 Property Description, Location, Access, and Infrastructure

The Kibara Project consists of six (6) prospecting licenses and five (5) application areas covering a contiguous area of approximately 376 square kilometres on the eastern shore of Lake Victoria in northern Tanzania.  The area typically has two rainy seasons, the "small rains" from mid-November through December and the "big rains" from mid-March into May, though significant rain often falls in January and February.  The months of June through October are usually dry, with occasional thunderstorms.  Access along the dirt tracks within the PLs may be impaired directly after heavy rainfall, though exploration activities should not be seriously affected during a normal rainy season unless access is required across areas of mbuga soils.

The property is centred approximately 50 kilometres west of the district headquarters in Bunda.  Principal access is north to Bunda from Mwanza on the paved highway that continues to Nairobi and Kenya.  From Bunda a graded gravel road extends west to Nansio on Ukerewe Island in Lake Victoria, passing through the southern edge of the Kibara property.  The large village of Kibara is located on the Bunda-Nansio road just south of the centre of the property.  Small villages, hamlets and farms are scattered throughout the property.  Fishing on Lake Victoria is the principal activity of the communities are the lake shore.

Geology and Mineralization

The regional geological mapping published by Barth in 1990 shows the western half of the property to be largely underlain by volcanic rocks and the eastern half underlain by granites.  In February 2009 the Company prepared a new geological interpretation map from the geochemical, regolith, outcrop and satellite image data.  Unfortunately, the area falls outside the coverage of the government airborne magnetic survey.  This mapping confirmed the dominantly granitic eastern half of the area with a raft of mafic volcanic and a western half dominated by various greenstone lithologies and minor intrusives.

Exploration

The Company commenced exploration on the Kibara project in August 2002 with mini-BLEG sampling.  This was followed by rock and termite mount sampling to validate BLEG anomalies and then by trenching, biogeochemical (BGC) sampling and gradient IP surveys.  None of the geochemical or other targets have yet been testing with any form of drilling.

The next phases of work at the Kibara Project could focus on initial RAB and/or RC drilling on the principal targets at Nyakona Hill and other artisanal workings with the object to confirm the existence at depth of gold/copper-in-quartz mineralization sampled in the trenches at Nyakona Hill and to extend the gold mineralization in the artisanal workings.

For additional information regarding the Kibara Property the reader is referred to the complete text of a technical report prepared in accordance with the requirements of NI 43-101 dated October 31, 2009, entitled, "Report on the Kibara Mineral Exploration Property of Tanzanian Royalty Exploration Corporation in the Bunda District, Mara Region of the United Republic of Tanzania, East Africa" by Martin J. Taylor, P.Geo.  The Preliminary Kibara Report is available online at www.sedar.com, filed on November 16, 2009 under the heading, "Technical Report (NI 43-101)".

The Company has deferred total net costs of $80,746 on the Kibara Property to August 31, 2009.

THE KIBARA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Kabanga/Kagera Nickel Property

Property Description and Location

The Kabanga/Kagera Nickel Property consists of 25 prospecting licenses.  The prospecting licenses acquired by the Company cover an area of approximately 3,888 square kilometres within the Kagera Fold Belt of northwestern Tanzania.  Management recognized that base metal prices - especially nickel - were destined to move substantially higher, based on demand from China, which has been industrializing at a pace that is arguably without historical precedent.  With this positive demand outlook as an economic driver, the Company applied for open ground within the Kabanga Nickel Belt that was considered to be favorable for hosting magnetic anomalies or differences in the earth's magnetic field. These magnetic anomalies are often associated with economic mineral deposits, one of which has been discovered in the belt to date.  On February 25, 2009, the Company entered into an option and royalty agreement with Songshan, granting Songshan an option to acquire the Company's interest in its Kabanga nickel licenses located in northwestern Tanzania, subject to a 3% net smelter royalty reserved in favor of the Company.

Geology and Mineralization

The Kabanga Nickel Belt hosts the Kabanga nickel deposit (Barrick Gold/Xstrata plc), which is presently in the feasibility stage and was discovered by the United Nations Development Program (UNDP) during the 1970s.  The actual discovery was made following a comprehensive geochemical and geophysical program that identified a chain of coincident airborne magnetic and geochemical anomalies within a 20-30 kilometres wide northeasterly trending belt that extends for over 200 kilometres.

Exploration

One of the prospecting licenses is located within a zone of two parallel magnetic highs that extends down to the Kabanga Nickel deposit, while another license hosts a 50 kilometres long magnetic anomaly whose geophysical signature is of similar intensity to the Kabanga nickel deposit.  Moderate nickel-in-soil anomalies are evident on some of the licenses as well.

The Company has deferred total net costs of $51,756 on all of the Kabanga Nickel properties to August 31, 2009.  Any future exploration work will be at the cost of Songshan.

THE KABANGA/KAGERA NICKEL PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Biogeochemistry

The Company's expertise in biogeochemistry (BGC) remained an integral component in its first pass evaluation of favorable geological environments in the Lake Victoria Greenstone belt.  A key component in the Company's optimization of its exploration process is the deployment of BGC techniques in its field programs.  One of the major problems confronting mineral explorers in the Lake Victoria Greenstone Belt - and for that matter in most other greenstone belts in the world - is the presence of deep overburden, which frequently masks the existence of favorable host rocks for gold, diamonds and other mineral commodities.

Biogeochemical protocols have been developed relating to the selection and analysis of sample materials and specially-trained crews have been put into the field to gather samples for analysis. In addition, a biogeochemistry laboratory has been established in Mwanza for the preparation of sample materials which are then sent to independent laboratories.

Item 4A. Unresolved Staff Comments

Not Applicable

Item 5.

Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended August 31, 2009, 2008, and 2007, and should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

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

For the purposes of United States generally accepted accounting principles ("US GAAP"), the Company expenses all exploration expenditures made prior to commercially mineable deposits being identified.  Property acquisition costs are capitalized as incurred and are subject to impairment analysis on occurrence of a triggering event.   See Note 13 of the Consolidated Financial Statements of the Company.

The Consolidated Financial Statements utilize estimates and assumptions principally regarding mineral properties, going concern and future income taxes and stock-based compensation, that reflect management's expectations at the date of preparation.  Events or circumstances in the future, many of which are beyond the control of the Company, may impact these expectations and accordingly could lead to different assumptions and estimates from those utilized.  Factors that could impact the estimates and assumptions that were made at the date of preparation of the Consolidated Financial Statements have been previously discussed under the heading "Risk Factors".

A.

Operating Results

The following discussion and analysis of the financial condition and operating results of the Company for the years ended August 31, 2009, 2008 and 2007 should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with Canadian GAAP.  The discussion and analysis set forth below covers the results measured under Canadian GAAP.  Material differences between the application of Canadian GAAP and U.S. GAAP to the Company's audited financial statements exist as described in Note 13 to the Consolidated Financial Statements.

Overview

As of August 31, 2009, the Company had current assets of $1,627,000 as compared to $1,811,000 on August 31, 2008.  The decrease of $184,000 in current assets is mainly attributed to decreases in drill inventory.  Mineral properties and deferred exploration costs amounted to $26,950,000 as of August 31, 2009, an increase  of $2,590,000 as compared to $24,360,000 at August 31, 2008. The current year's net expenditures on mineral property exploration is $3,798,000 (2008 - $2,573,000) and the Company recovered $416,000 of exploration costs from its option partners in 2009 (2008 - $390,000). The Company has also recorded a write-down in 2009 of $1,207,000 (2008 - $672,000) on mineral properties abandoned.

Results of operations

Fiscal year ended August 31, 2009 compared to fiscal year ended August 31, 2008

The loss before income tax in 2009 was $4,732,000 a $1,034,000 increase from last year's loss before income taxes of $3,698,000. The increase in loss before income taxes in 2009 was due mainly to an increase of write off of mineral properties and deferred exploration costs of $535,000 and an increase in salaries and benefits of $372,000.

During the year, the Company did not enter into any Service Agreements therefore no consulting income was earned (2008 - $88,000).  The foreign exchange loss has decreased by $63,000 from $74,000 for the year ended August 31, 2008 to $11,000 for the year ended August 31, 2009 due to the strength of the Canadian dollar throughout the year.  As there was a decrease in cash and cash equivalents throughout the year less interest income was earned, resulting in a net interest charge of $15,000 in 2009 compared to net interest income of $15,000 in 2008, which is a decrease of $30,000.  During 2009, three   members of the Company's Technical Committee received a monthly retainer.  This increased the consulting and management fee to $277,000 from $230,000 in 2008.

Property investigation costs were $23,000 for the year ended August 31, 2009 as compared to $83,000 for 2008.  The decrease of $60,000 was a result of the Company concentrating on operations in areas where the Company has determined that it will continue exploration.  Transfer agent and listing fees increased from $203,000 in 2008 to $228,000 in 2009 due to an increase in the number of private placements during 2009.  Professional Fees have increased by $87,000 from $395,000 in 2008 to $481,000 in 2009 due to additional legal expense from contract negotiations.

Salaries and benefit expense increased by $371,000 in 2009 to $1,374,000 from $1,003,000 in 2008.  The increase was to the full year effect of Tanzania having imposed minimum taxes in January 2008 and an accrual for severance pay of $132,000.  The effect had only a partial affect on salaries in 2008.  Travel and accommodation expenses were $88,000 for the year as compared to $47,000 in 2008.  The increase of $41,000 was due costs associated with trade shows and contract negotiations in China.

In 2009, stock based compensation decreased by $57,000, due to previously granted Restricted Stock Units having been forfeited.  The expenses incurred in previous years have been reversed in current year expenditure.

For the years ended August 31, 2009 and 2008, the Company did not record any income tax expense or recovery.

Fiscal year ended August 31, 2008 compared to fiscal year ended August 31, 2007

The loss before income tax in 2008 was $3,698,000 a $223,000 decrease from last year's loss before income taxes of $3,921,000. The decreased in loss before income taxes in 2008 was due to decreases of write off of mineral properties and deferred exploration costs of $593,000, offset by an increase in salaries and benefit expense of $381,000. The increase in salaries and benefit is due to the government of Tanzania implementing a minimum wage program in January 2008.

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

Property investigation costs was $83,000 for the year ended August 31, 2008.  The increase of $52,000 resulted from operations in areas where the Company has determined that it will not continue exploration.  Promotion and shareholder relations expense has decrease by $33,000 due to discontinuation of advertising in mining journals.  Transfer agent and listing fees increased from $129,000 in 2007 to $203,000 in 2008 due to four private placements during 2008.  In 2008, the directors' fee increased by $58,000 and stock based compensation decreased by $29,000 die to an increase in new RSWUs and directors' fees.

For the years ended August 31, 2008 and 2007, the Company did not record any income tax expense or recovery.

Inflation

Historically, inflation has not affected the Company's business in the current locations where it is doing business and the Company does not expect it to affect the Company's operations in the future.

Foreign Exchange

The Company's financial assets and liabilities consist of cash and cash equivalents, accounts and other receivables, accounts payable and accrued liabilities and obligations under the capital lease, of which a portion are held in different currencies.  The Company does not engage in any hedging activities relating to these foreign denominated assets and liabilities.

B.

Liquidity and Capital Resources

The Company had $1,166,000 in cash at August 31, 2009, compared to $1,195,000 as of August 31, 2008.  The Company had working capital of $943,000 at August 31, 2009, compared to $1,265,000 at August 31, 2008.  Although the Company believes it has enough resources through working capital and share subscription agreements to finance operations for its 2010 fiscal year, ultimately the Company will need to obtain additional financing to sustain operations at the present rate of activity.  The cash position at August 31, 2009 is expected to sustain operations for its 2010 fiscal year.   Historically, the Company has raised funds through equity financing, entering into joint venture or royalty agreements with other mining companies.  The Company's funding requirements by major expenditure category, listed in order of priority are:

(a)

exploration work,

(b)

new property investigations, and

(c)

general and administrative costs.

Exploration work and new property investigations can generally be deferred until adequate capital resources are available, and general and administrative costs can be reduced during periods when funding is not available.

At this time, the Company has no operating revenues, and does not anticipate any operating revenues unless the Company is able to find, acquire, place in production and operate a profitable mining property. Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding.  The Company has financed its operations and investments through the issuance of common shares.  During 2009, the Company raised $5,990,000 (2008 - $4,880,000) through the issuance of share capital and share subscriptions.  As described in further detail below, throughout the year, the Company issued 906,209 shares in private placements with Mr. Sinclair, Chairman and CEO of the Company in consideration for cash received of $4,250,000   In addition, the Company has received $1,740,000 for share subscriptions for which 692,401 common shares were issued.

On August 8, 2006 the Company entered into private placement subscription agreement with James E. Sinclair, Chairman and C.E.O. for the purchase of an aggregate of $3,000,000 worth of common shares of the Company in eight separate quarterly tranches of $375,000 each.  The initial quarterly period commenced February 1, 2007.  As of August 31, 2009 all of the eight quarterly tranches have been subscribed for.

(a)

May 28, 2007 - 66,254 common shares at a price at a price of $5.66 per share;

(b)

August 14, 2007 - 63,345 common shares at a price of $5.267 per share;

(c)

November 13, 2007 - 63,993 common shares at a price of$5.86 per share;

(d)

February 19, 2008 - 61,871 common shares at a price of $6.061 per share;

(e)

May 14, 2008 - 72,268 common shares at a price of $5.189 per share;

(f)

August 14, 2008 - 73,242 common shares at a price of $5.12 per share;

(g)

January 13, 2009 - 69,832 common shares at a price of $5.37 per share;

(h)

February 20, 2009 - 71,977 common shares at a price of $5.21 per share.

On February 13, 2007, the Company completed the eighth (8) tranche of an eight (8) tranche private placement pursuant to a Subscription Agreement dated January 13, 2005 made between the Company and James E. Sinclair, for the purchase of 976,353 common shares for $3,000,000.

On October 26, 2007 the Company completed a $2 million private placement pursuant to a subscription agreement dated October 11, 2007 with James E. Sinclair, for the purchase of 347,222 common shares at a price of $5.76 per share.

On February 19, 2008 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated February 4, 2008 with James E. Sinclair, for the purchase of 167,196 common shares at a price of $5.981 per share.

On May 14, 2008 the Company completed a $1,725,000 private placement pursuant to a subscription agreement dated May 1, 2008 with James E. Sinclair, for the purchase of 332,434 common shares at a price of $5.189 per share.

On August 7, 2008 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated July 15, 2008 with James E. Sinclair, for the for the purchase of 184,843 common shares at a price of $5.41 per share.

On October 10, 2008 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated October 1, 2008 with James E. Sinclair, for 327,225 common shares at a price of $3.056 per share.

On December 9, 2008 the Company completed a $740,000 private placement pursuant to a subscription agreement dated October 29, 2008 with Van Tongeren Management LLC for 352,381 common shares at a price of $2.10 per share.

On February 1, 2009, James E. Sinclair, confirmed his intention to continue his regular investments in the Company by entering into a new Private Placement Subscription Agreement with the Company under which he agreed to subscribe for common shares of the Company for an aggregate amount of $3,000,000.

On March 4, 2009 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated February 23, 2009 with James E. Sinclair for 189,036 common shares at a price of $5.29 per share.

On April 14, 2009 the Company completed a $1,500,000 private placement pursuant to a subscription agreement dated March 27, 2009 with James E. Sinclair for 248,139 common shares at a price of $6.045 per share for total proceeds of $1,500,000.

On May 28, 2009 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated May 6, 2009 with Van Tongeren Management LLC for 340,020 common shares at a price of $2.941 per share.

Mineral Property Projects

As of August 31, 2009 amounts capitalized in respect of mineral properties were $26,950,000 an increase from August 31, 2008 when the balance was $24,360,343, and an increase from August 31, 2007 when the balance was $22,459,627.

During the fiscal year ended August 31, 2009, the Company capitalized mineral property exploration costs of $3,797,000 (net of option payments received of $416,000) on its mineral resource properties.  The Company wrote off $1,207,000 in exploration expenditures on areas abandoned in the year ended August 31, 2009.

For information on the Company's commitments for property and rental payments, refer to Item 4.

Events Subsequent To August 31, 2009

On October 26, 2009, the Company completed a private placement with the Company's Chairman and CEO for 306,749 common shares at a price of $3.26 per share, resulting in net proceeds of $1,000,000 to the Company. With completion of this $1 million private placement, the $3 million private placement agreement dated February 1, 2009 between the Company and Mr. Sinclair is complete.

On November 11, 2009 the Company was advised by MDN Inc. ("MDN") that a feasibility study and production decision would not be made by December 31, 2009.  In consideration for a second extension of the feasibility study and production decision date to December 31, 2010, MDN has agreed to issue to the Company 125,000 common shares of MDN.

The Company entered into private placement subscription agreements dated November 6, 2009 with arm's length third parties for an aggregate 1,155,835 common shares at a price of $2.718 per share.  The proposed private placements are subject to regulatory approval.

C.

Research and Development, Patents and License, etc.

Not Applicable.

D.

Trend Information

No known trend.

E.

Off Balance Sheet Arrangements

The Company has no material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition.

F.

Tabular Disclosure of Contractual Obligations

The following table sets out the Company's known contractual obligations as of the latest fiscal year end:

Contractual Obligations	Payments Due by Period (US$)
	Total	Less than 1 year	2-3 years	4 years	More than 5 years
Capital Lease	$38,110(1)	$38,110	$Nil	Nil	Nil

(1)

Includes finance charges

Many of the Company's mineral properties are being acquired over time by way of option payments.  It is at the Company's option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company elects to maintain its interest are as follows:

Option Agreement Obligations	Option Payments Due by Period (US$)
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	$1,223,000	$400,500	$617,500	$205,000	$Nil

Item 6.  Directors, Senior Management and Employees

A.

Directors and Senior Management

The following is a list of the Company's current directors and officers.  The directors named below were elected or re-elected by the Company's shareholders on February 26, 2009. There are no family relationships between the directors and officers.

Name, Municipality of Residence and Position With the Company	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since
James E. Sinclair Sharon, Connecticut Chairman, Chief Executive Officer and Director	Chairman and CEO of the Company	April 30, 2002
Jonathan G. Deane* Mwanza, Tanzania Former Director, and Former President	President of the Company; Exploration Manager of the Company	September 1, 2006
Marek J. Kreczmer West Vancouver, British Columbia Director	CEO, Chairman and Director of Hana Mining Ltd.,	July 24, 1991
Ulrich E. Rath Toronto, Ontario Director	President and CEO and Director of Chariot Resources Ltd., and Director of Starfield Resources Inc.	October 7, 2003
Anton Esterhuizen Johannesburg, South Africa Director	Managing Director, Pangea Exploration (Pty) and Director of NWT Uranium Corporation	January, 2002
William Harvey Sharon, Connecticut Director	Psychologist	April 30, 2002
Rosalind Morrow Toronto, Ontario Director	Lawyer; Partner, Borden Ladner Gervais LLP	October 20, 2003
Dr. Norman Betts Storeytown, New Brunswick Director	Associate Professor, Faculty of Business Administration, University of New Brunswick and a Chartered Accountant	January 4, 2005
Joseph Kahama** Dar es Salaam, Tanzania Director, and President	President, Tanzania American International Development Corporation 2000 Limited	February 29, 2008
Riaan Van der Westhuizen*** Mwanza, Tanzania Senior Vice President	Geologist/Geophysicist of the Company	Not a Director
Regina Kuo-Lee Toronto, Ontario Chief Financial Officer	Chief Financial Officer of the Company since September 2006; Chief Financial Officer and Vice President of Finance of Trimin Capital Corp. from 2004 to January 2006	Not a Director

*   Jonathan Deane resigned as President and Director effective September 1, 2009

** Joseph Kahama was appointed President effective September 1, 2009

***Riaan van der Westerhuizen was appointed Senior Vice President effective September 1, 2009

Directors and Senior Management

James E. Sinclair, Chairman, Chief Executive Officer and Director

Mr. Sinclair has been Chairman and CEO of the Company since the Company's acquisition in April, 2002 of Tanzam.  Mr. Sinclair, aged 68, devotes his full time to the business and affairs of the Company.

Mr. Sinclair is a precious metals specialist, commodities and foreign currency trader, and a respected minerals industry executive. He founded the Sinclair Group of Companies in 1977 which offered full brokerage services in stocks, bonds, and other investment vehicles. The companies, which operated branches in New York, Kansas City, Toronto, Chicago, London and Geneva, were sold in 1983.  From 1981 to 1984, Mr. Sinclair served as a Precious Metals Advisor to Hunt Oil and the Hunt family for the liquidation of their silver position as a prerequisite for a $1 billion loan arranged by the Chairman of the Federal Reserve, Paul Volcker.  He was also a General Partner and Member of the Executive Committee of two New York Stock Exchange firms and President of Sinclair Global Clearing Corporation and Global Arbitrage, a derivative dealer in metals and currencies.

Mr. Sinclair has authored numerous magazine articles and three books dealing with a variety of investment subjects including precious metals, trading strategies and geopolitical events, and their relationship to world economics and the markets. He maintains a high public profile and his commentary on gold and other financial issues garners extensive media attention at home and abroad.

Regina Kuo-Lee, C.A., Chief Financial Officer

Ms. Kuo-Lee was appointed Chief Financial Officer effective September 1, 2006.   Ms. Kuo Lee, a Chartered Accountant, has more than 18 years experience in the accounting field. Prior to joining the Company she was CFO and Vice President of Finance for Trimin Capital Corp., a management company with large equity interests in operating businesses.   She also has several years experience as a Controller in the technology sector and worked as an internal auditor in the brokerage industry after four years with Deloitte & Touche, Chartered Accountants in Toronto. Ms. Kuo-Lee, aged 43, devotes her full time to the business and affairs of the Company.

Marek J. Kreczmer, M.Sc. (Geol.), B.Sc. (Geol.), Director

Mr. Kreczmer is also CEO, Chairman and a director of Hana Mining Ltd., a Canadian company exploring for minerals in Botswana. Mr. Kreczmer was the President of the Company since its inception in 1991until December 31, 2003.  He established the Company's operating subsidiary in Tanzania, Tancan Mining Company Limited ("Tancan").  Mr. Kreczmer has initiated, formed and operated several exploration joint ventures with senior gold companies.  He is responsible for representing the Company's interests in various management and technical committees required to operate these joint ventures, and is currently the Chairman of the Technical Committee of the Company.

            Mr. Kreczmer has an extensive background in the mineral exploration business.  He was a project geologist for two leading Canadian explorers, Cameco and Granges Exploration.  The exploration focus for these companies included base metals, uranium and gold.  His responsibilities included all aspects of administering the exploration budget, on-site field management, and the set-up and establishment of an exploration team to deal with specific project objectives.  Mr. Kreczmer, aged 58, devotes approximately 10% of his time to the business and affairs of the Company.

Ulrich E. Rath, Director

Mr. Rath has a wide range of experience in the mining industry, and has specific experience in South Africa and Peru.  Currently Mr. Ulrich Rath is a director of Starfield Resources Inc, and the President and CEO and Director of Chariot Resources Ltd., a junior resource company focused on the exploration, acquisition and development of copper and precious metal mineral deposits in the Andes region of Latin America.  As the former President, CEO and Director of Chimera Gold Corp. (previously known as EAGC Ventures). Ulrich Rath was responsible for facilitating the $US67 million acquisition of gold operations in the East Rand region of South Africa that now produce more than 200,000 ounces gold per annum. Subsequently, the Board of Chimera agreed to a 1:1 merger with Bema Gold Corp.  He was  formerly CEO and director of Compania Minera Milpo a medium sized Peruvian zinc mining company.   Mr. Rath was also formerly Vice-President, Corporate Development, for Rio Algom Ltd. from December 1992 to October 1998.  Rio Algom Ltd. was a U.S. reporting issuer, whose common shares were listed on the American Stock Exchange.  Mr. Rath, aged 63, devotes approximately 10% of his time to the business and affairs of the Company.

Anton Esterhuizen, Director

Mr. Esterhuizen is an experienced geologist working extensively in Africa. Among his career highlights, he is credited with the discovery and evaluation of the Xstrata Group's world-class, high-grade Rhovan vanadium deposit in South Africa, the re-evaluation of the sizeable Burnstone gold deposit, also in South Africa, and a number of Tanzanian gold deposits, including the Tulawaka deposit, which attracted major players into Tanzania. He is responsible for the discovery of a number of titanium-zirconium mineral sand deposits including the world class Corridor Sands deposit in Mozambique and the Kwale deposit in Kenya. At present, Mr. Esterhuizen is a director of NWT Uranium Corp., and the Managing Director of Pangea Exploration (Pty) Limited in Johannesburg.  Mr. Esterhuizen is a fellow of the Geological Society of South Africa and the first recipient of the Des Pretorius Memorial Award for outstanding work in economic geology in Africa. He also received the Dreyer Award from the Society for Mining Metallurgy and Exploration Inc. for outstanding achievements in applied economic geology.  Mr. Esterhuizen, aged 58 devotes approximately 10% of his time to the business and affairs of the Company.

Dr. William Harvey, B.A., Ph.D., Director

Dr. Harvey is a Clinical Psychologist, who for over thirty years has served as a consultant and technical expert on matters relating to substance abuse prevention and mental health promotion to a wide variety of private and governmental programs and agencies in the United States. These include the National Institute of Drug Abuse, the National Institute of Alcoholism and Alcohol Abuse, the Office of Juvenile Justice & Delinquency Prevention, and the National Mental Health Association. Formerly, an Adjunct Professor in the Department of Sociology at Washington University, his current academic affiliation is that of Senior Research Scientist at the Missouri Institute of Mental Health. He continues to be involved in the formulation of new programs and policies aimed at the betterment of society. The Sinclair family has already made a significant donation to a private trust, The Tanzanian Relief Fund, which in turn has funded the hospital at Bulyanhulu.  Dr. Harvey will expand the role which the Company has at the local level to ensure that stakeholder interests are addressed.  Dr. Harvey, aged 76, devotes approximately 10% of his time to the business and affairs of the Company.

Rosalind Morrow, B.A., B.Ed., LL.B., Director

Ms. Morrow specializes in corporate and securities law with a particular emphasis on financings, including government and structured finance, corporate governance and mergers and acquisitions. She has advised Canadian and international corporations in a number of major projects in the financial, communications and resource sectors. Ms. Morrow, aged 55, devotes approximately 10% of her time to the business and affairs of the Company.

Dr. Norman Betts, Ph.D., Director

Dr. Betts is an associate professor, Faculty of Business Administration, University of New Brunswick (UNB) and a Chartered Accountant Fellow (FCA). Dr. Betts serves as a Chair of the board of directors of Starfield Resources Inc. and as a director and member of the audit committees of Tembec Inc, New Brunswick Power Corporation, Export Development Canada, Adex Mining Inc and Rtica Corporation and as a director and officer of Chairman Capital Corporation, a capital pool corporation.  He is a co-chair of the board of trustees of the UNB Pension Plan for Academic Employees and is a director of the Nature Conservancy for the Atlantic region. He is a former Finance Minister and Minister of Business New Brunswick with the Province of New Brunswick. He was awarded a PhD in Management from the School of Business at Queen's University in 1992.  Dr. Betts, aged 55, devotes approximately 10% of his time to the business and affairs of the Company.

Joseph Kahama, Director and President

Joseph Kahama was appointed President of the Company effective September 1, 2009.  Joseph Kahama became a director of Tanzanian Royalty Exploration Corporation in February 2008. Mr. Kahama served as Senior Vice President of the Corporation since July 2007. A native of Tanzania, Mr. Kahama has served as president and director of the Company's wholly-owned subsidiary, Tanzam, since 1997. In his capacity as president of Tanzam, Mr. Kahama has been responsible for corporate administration and also for maintaining good relations with government, vendors, and the Company's various business partners in Tanzania. Mr. Kahama is a councilor at the Tanzania Chamber of Energy & Minerals (TCME) where he represents the Company and its various Tanzanian subsidiaries. In 2007, he was appointed to the Tanzania National Business Council (TNBC) and the Local Investors Roundtable (LIRT). In 2006, Mr. Kahama was appointed as a member and advisor to the China Africa Business Council (CABC) which is headquartered in Beijing, Peoples Republic of China.  Mr. Kahama, aged 41, devotes his full time to the business and affairs of the Company.

Riaan Van der Westhuizen, Senior Vice President

Mr. Van der Westerhuizen has been appointed Senior Vice President of the Company effective September 1, 2009.  A specialist in Micromine, a 3D geology exploration and modeling software package, he brings with him the experience and knowledge of nine other African countries.  Mr. Van der Westhuizen, aged 33, devotes his full time to the business and affairs of the Company.

Cease Trade Orders

No director or executive officer of the Company (or any personal holding corporation of such persons) is, or was within the ten (10) years prior to the date hereof, a director, chief executive officer or chief financial officer of any company, including the Company, that:

(i)

was subject to an order (as defined below) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer, or chief financial officer; or

(ii)

was subject to an order (as defined below) that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer, or chief financial officer.

For the purposes of the above disclosure, "order" means:

(i)

a cease trade order;

(ii)

an order similar to a cease trade order; or

(iii)

an order that denied the relevant company access to any exemption under securities legislation;

that was in effect for a period of more than thirty (30) consecutive days.

Penalties or Sanctions

No directors or executive officers of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company (or any personal holding corporation of such persons), has been subject to:

(a)

any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to materially affect control of the Company (or any personal holding corporation of such persons):

(i)

is at the date hereof, or has been within the last ten (10) years, a director or executive officer of any company that while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)

has, within the last ten (10) years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder

Conflicts of Interest

There is no existing material conflict of interest between the Company or its subsidiaries and a director or executive officer of the Company or its subsidiaries.  However, certain directors and officers of the Company are and may continue to be involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors.  Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Company.  As required by law, each of the directors of the Company is required to act honestly, in good faith and in the best interests of the Company.  Any conflicts which arise shall be disclosed by the directors and officers in accordance with the Business Corporation Act (Alberta) and they will govern themselves in respect thereof to the best of their ability with the obligations imposed on them by law.

B.

Executive Compensation

Compensation Discussion and Analysis

The adequacy and form of director and officer compensation is reviewed on an annual basis by the Board of Directors.  The Audit and Compensation Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff.  The Audit and Compensation Committee is comprised of three directors: Norman Betts (Chair), William Harvey and Ulrich Rath, all of whom are independent for the purposes of National Instrument 58-101 - Corporate Governance.  The Audit and Compensation Committee meet to discuss salary matters as required.  Its recommendations are reached primarily by comparison of the remuneration paid by the Company with publicly available information on remuneration paid by other reporting issuers that the Audit and Compensation Committee feels are similarly placed within the same stage of business development as the Company.  No consultant or advisor has been retained by the Company to assist in determining compensation.

In assessing the compensation of its executive officers, the Company does not have in place any formal objectives, criteria or analysis; instead, it relies mainly on the recommendations of the Audit and Compensation Committee and Board discussion.  The Company's executive compensation program has three principal components: base salary, incentive bonus plan, and equity compensation plans.

Base salaries for all employees of the Company will be established for each position through comparative salary surveys of similar type and size companies.  Both individual and corporate performances will be taken into account.

Incentive bonuses, in the form of cash payments, based on merit, are designed to add a variable component of compensation, taking into account corporate and individual performances for executive officers and employees.  No bonuses have been paid to executive officers and employees, and none are contemplated.

Equity compensation plans are designed to provide an incentive to the directors, officers, employees and consultants of the Company to achieve the longer-term objectives of the Company; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Company; and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Company.  The Company awards equity based compensation to its executive officers and employees, based upon the Board's review of the recommendations of the Audit and Compensation Committee.  Previous awards of such equity compensation are taken into account when considering new grants.  The Company does not presently have an incentive stock option plan and none is contemplated.

Implementation of a new incentive equity based compensation plans and amendments to the existing plans are the responsibility of the Company's Board of Directors.  The Company's equity compensation plans are discussed in more detail below, under the sub-headings, "Restricted Stock Unit Plan" and "Employee Share Ownership Plan".

The Company has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services.  Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm's length services providers.

We are required, under applicable securities legislation in Canada to disclose to our shareholders details of compensation paid to our named executive officers.  For purposes of this Form 20-F, "named executive officer" of the Company as defined in Form 51-102F6 - Statement of Executive Compensation, prescribed by NI 51-102 "Continuous Disclosure Obligations", means an individual who, at any time during the year, was:

(a)

the Company's chief executive officer ("CEO");

(b)

the Company's chief financial officer ("CFO");

(c)

each of the Company's three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation will be, individually, more than $150,000 for that financial year; and

(d)

each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year.

Based on the foregoing definition, the Company has five (5) named executive officers, namely James E. Sinclair, Chief Executive Officer of the Company, Regina Kuo-Lee, Chief Financial Officer of the Company, Jonathan G. Deane, President of the Company to August 31, 2009, Joseph Kahama, President of the Company effective September 1, 2009, and Riaan Van der Westhuizen, Senior Vice President of the Company effective September 1, 2009.

The following tables set forth particulars concerning the compensation of the named executive officers for the Company's last three fiscal years ended August 31, 2009:

2

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share-based awards ($)		Option-based awards ($)	Non-equity incentive plan compensa tion ($)	Pension Value ($)	All other compensation ($)	Total compensation ($)
			Annual incentive plans (RSU)	Long term incent-ive plans (ESOP)
James Sinclair, CEO	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	None None None	None None None	None None None	Nil Nil Nil	Nil Nil Nil
Regina Kuo-Lee, CFO	2009 2008 2007	90,000 90,000 90,000	40,000 40,000 25,000	4,500 4,500 4,500	None None None	None None None	None None None	7,500 7,500 7,500	102,000 102,000 102,000
Jonathan Deane, Former President*	2009 2008 2007	171,075(1) 145,782(1) 163,524(1)	Forfeited Forfeited Forfeited	5,430 4,980 5,716	None None None	None None None	None None None	18,260 3,750 11,004	194,765 154,512 180,244
Joseph Kahama, President	2009 2008 2007	56,540 46,564 45,975	68,750 68,750 31,250	Nil Nil Nil	None None None	None None None	None None None	Nil Nil Nil	56,540 46,564 45,975
Riaan van der Westhuizen, Senior, Vice President	2009 2008 2007	199,935(1) 160,792(1) 157,420(1)	34,375 34,375 31,250	9,480 7,023 5,452	None None None	None None None	None None None	5,670 500 2,243	215,085 168,315 165,115

Outstanding share-based awards and option-based awards

Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money RSUs ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
James Sinclair, CEO	None	Nil	Not applicable	2009 2008 2007	Nil Nil Nil	Nil Nil Nil
Regina Kuo-Lee, CFO	None	Nil	Not applicable	2009 2008 2007	40,000 40,000 25,000	10,416 7,220 4,480
Jonathan Deane, Former President*	None	Nil	Not applicable	2009 2008 2007	68,750 68,750 62,500	17,903 12,410 11,201
Joseph Kahama, President	None	Nil	Not applicable	2009 2008 2007	68,750 68,750 31,250	17,903 12,410 5,600
Riaan van der Westhuizen, Senior Vice President	None	Nil	Not applicable	2009 2008 2007	34,375 34,375 31,250	8,952 6,205 5,600

3

Incentive plan awards - Value vested or earned during the year

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
James Sinclair, CEO	Nil	Nil	None
Regina Kuo-Lee, CFO	Nil	Nil	None
Jonathan Deane, Former President*	Nil	Nil	None
Joseph Kahama, President	Nil	25,000	None
Riaan van der Westhuizen, Senior Vice President	Nil	Nil	None

*Jonathan Deane resigned as President and Director effective September 1, 2009.

Long Term Incentive Plan Awards to Named Executive Officers

The Company has made long-term incentive plan awards during the fiscal year ended August 31, 2009, to named executive officers of the Company. See "Restricted Stock Unit Plan" and "Employee Share Ownership Plan" below.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan ("RSU Plan") is intended to enhance the Company's and its affiliates' abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units ("RSUs").  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of April 11, 2006, the Board resolved to suspend 2,000,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 500,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the Award Agreement.

The RSU Plan was approved by the shareholders at the Annual Meeting held February 27, 2006.  The Board of Directors implemented the RSU Plan under which employees and outside directors are compensated for their services to the Company.  Annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437.50 per year for serving as Chair of a Committee.  At the election of each individual director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director's annual compensation (at least two-thirds, and up to 100%) will be awarded as RSUs, in accordance with the terms of the RSU Plan, and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.

Under the RSU Plan, outside directors were granted 89,906 RSUs during the fiscal year ended August 31, 2009.

4

RSUs Granted to Directors and Executive Officers During the Fiscal Year Ended August 31, 2009:

Name	Date of Grant	No. of RSU(1)s	Cash Compensation Election	Vesting Period(2)	Expiration Date
Norman Betts	May 27, 2009	15,381	$20,000.00	1 year	May 27, 2010
Jonathan Deane(3)	May 27, 2009	17,903	N/A	N/A	Expired
Anton Esterhuizen	May 27, 2009	16,569	$12,000.00	1 year	May 27, 2010
William Harvey	May 27, 2009	13,129	$25,208.33	1 year	May 27, 2010
Joseph Kahama	May 27, 2009	17,903	N/A	3 years	May 27, 2012
Marek Kreczmer	May 27, 2009	13,795	$26,090.50	1 year	May 27, 2010
Regina Kuo-Lee	May 27, 2009	10,416	N/A	3 years	May 27, 2012
Rosalind Morrow	May 27, 2009	17,903	N/A	3 years	May 27, 2012
Ulrich Rath	May 27, 2009	13,129	$25,208.33	1 year	May 27, 2010
RSUs granted to directors and executive officers as a group: 136,128

         (1)

     Valued at $3.84 per RSU

         (2)

     Subject to the conditions of the RSU Plan with respect to earlier vesting.

         (3)

     Jonathan Deane resigned as President and Director effective September 1, 2009, and accordingly his entitlement to 17,903 RSUs was forfeited subsequent to the fiscal year end.

At the election of each outside director, directors' fees of $104,877 were paid to outside directors during the fiscal year ended August 31, 2009.  No fees or RSUs were granted to executive directors for board services rendered during fiscal years ended August 31, 2008 and 2009.

The following RSUs granted to outside directors during the fiscal year ended August 31, 2008 vested during fiscal year ended August 31, 2009 and 50,782 shares were issued on May 20, 2009:

Name	Date of Grant	No. of Share(1)s	Cash Compensation Election	Vesting Period	Expiration Date
Norman Betts	May 20, 2008	10,661	$20,000.00	1 year	May 20, 2009
Anton Esterhuizen	May 20, 2008	11,485	$12,000.00	1 year	May 20, 2009
William Harvey	May 20, 2008	9,589	$22,500.00	1 year	May 20, 2009
Marek Kreczmer	May 20, 2008	9,947	$23,958.00	1 year	May 20, 2009
Ulrich Rath	May 20, 2008	9,100	$25,208.33	1 year	May 20, 2009

           (1)

        Valued at $5.54 per RSU

The following RSUs granted to directors during the fiscal year ended August 31, 2006 vested during fiscal year ended August 31, 2009 and 6,267 shares were issued on April 11, 2009:

Name	No. of Shares(1)	Date of Grant	Vesting Period	Expiration Date
Joseph Kahama	3,482	April 11, 2006	Vested	April 11, 2009
Ulrich Rath	2,785	April 11, 2006	Vested	April 11, 2009

(1)    Valued at $7.18 per RSU

Outstanding RSUs

RSUs granted to directors and executive officers during fiscal year 2009 are outstanding as of August 31, 2009.

Employee Share Ownership Plan

By an agreement dated May 1, 2003, the Company appointed Olympia Trust Company of Calgary, Alberta, as trustee (the "Trustee") to manage and administer an employee share ownership plan ("ESOP").  Under the ESOP, eligible employees, directors, and consultants can elect to contribute up to 30% of their salary or compensation on a monthly basis for investment by the Trustee in shares of the Company.  The Company will contribute funds equal to 100% of the employee's contribution up to an amount equal to 5% or less of the employee's salary.  The Company will contribute funds equal to 50% of the employee's contribution for the next 6% to 30% inclusive of the employee's salary.  All share purchases are at market prices at the time of purchase, through the facilities of the Toronto Stock Exchange using registered representatives.  During fiscal 2009, 15 participants, including participating directors, together with Company contributions, have purchased 46,580 common shares under the ESOP.  The average monthly participant contributions are $7,432 and the Company's matching monthly contribution is $6,932 per month.   Included in the above contributions are the following director's annual contributions:

Name	Director Contribution ($)	Company Contribution ($)	Number of Common Shares Purchased
Jonathan Deane*	5,430	5,430	2,891
Marek Kreczmer	10,000	10,000	5,382
Regina Kuo-Lee	4,500	4,500	2,422
Rosalind Morrow	10,000	10,000	5,883
Riaan van der Westhuizen	12,640	9,480	6,003

*Jonathan Deane resigned as President and Director effective September 1, 2009.

In addition to payments to directors disclosed above (see "Restricted Stock Unit Plan" and "Employee Share Ownership Plan"), certain members of the Company's Technical Committee receive a monthly retainer:

Name	Period	Monthly Retainer (US$)	Total paid to August 31, 2009 (US$)
Marek Kreczmer	February 2009 - August 2009	$4,000	$28,000
Ulrich Rath	February 2009 - August 2009	$4,000	$28,000
Anton Esterhuizen	February 2009 - August 2009	$8,400	$58,800

Pension Plan Benefits

The Company has not set aside or accrued any funds for pension, retirement or similar benefits.

Termination and Change of Control Benefits

There are currently no management contracts or employment agreements with any named executive officers.

C.

Board Practices

The directors of the Company serve a one year term and are elected at the Annual General Meeting of shareholders.  At the last Annual General Meeting, held on February 26, 2009, the shareholders elected James Sinclair, Marek Kreczmer, Anton Esterhuizen, William Harvey, Rosalind Morrow, Norman Betts, Ulrich Rath, Jonathan Deane (who has since resigned) and Joseph Kahama as directors.  The officers of the Company are elected by the Board serve at the pleasure of the Board.

The Company has an audit committee consisting of Ulrich Rath, William Harvey and Norman Betts.  The roles and responsibilities of the audit committee have been specifically defined as described below under Audit Committee Information, and include responsibilities for overseeing management reporting on internal control.  The audit committee has direct communication channels with the external auditors.

The Company also has a compensation committee comprised of Ulrich Rath, William Harvey and Norman Betts.  The audit committee and compensation committee is collectively referred to as the "Audit and Compensation Committee".  The Audit and Compensation Committee periodically reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and Africa, level of responsibility and the Company's current position as an exploration company with limited operating revenue.

The Company also has a nominating committee (the "Nominating Committee") comprised of Ulrich Rath, William Harvey and Norman Betts.  The Nominating Committee considers the size of the Board each year when it considers the number of directors to recommend to shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of view and experience.  When a vacancy on the Board arises, the independent directors of the Nominating Committee will be encouraged to bring forward any potential nominees that have the necessary skills and knowledge to serve on the Company's Board.

The Company has a Technical Committee currently comprised of Marek Kreczmer (Chairman), Ulrich Rath, Anton Esterhuizen, and Riaan Van der Westhuizen.  The Technical Committee reviews the definitive exploration policy for the Company and reports directly to the Board of Directors.

AUDIT COMMITTEE INFORMATION

Under National Instrument 52-110 - Audit Committees ("NI 52-110") reporting issuers are required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee's Charter, composition of the Committee, and the fees paid to the external auditor.  Accordingly, the Company provides the following disclosure with respect to its Audit Committee:

1.  The Audit and Compensation Committee's Charter

1.0

Purpose of the Committee

1.1

The purpose of the Audit and Compensation Committee is to assist the Board in its oversight of the integrity of the Company's financial statements and other relevant public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal audit function and the external auditors.

2.0

Compensation

2.1

The adequacy and form of director and officer compensation is reviewed on an annual basis by the Board.  The Audit and Compensation Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff.  The Audit and Compensation Committee meet to discuss salary and bonus incentive matters as required.

3.0

Members of the Audit and Compensation Committee

3.1

All of the members of the Audit and Compensation Committee must be "financially literate" as defined under NI 52-110, Audit Committees, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of the accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

3.2

The Audit and Compensation Committee shall consist of no less than three Directors.

3.3

All of the members of the Audit and Compensation Committee shall be "independent" as defined under NI 52-110.

4.0

Relationship with External Auditors

4.1

The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit and Compensation Committee.

4.2

The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

4.3

The Audit and Compensation Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

4.4

The Audit and Compensation Committee will have direct communications access at all times with the external auditors.

4.5

The Audit and Compensation Committee will ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

4.6

The Audit and Compensation Committee will recommend to the Board of Directors policies for the Company's hiring of employees or former employees of the external auditors who participated in any capacity in the audit of the Company.

5.0

Non-Audit Services

5.1

The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit and Compensation Committee.  In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit and Compensation Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

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

6.2

The Audit and Compensation Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

7.0

Evaluation of Auditors

7.1

The Audit and Compensation Committee will review the performance of the external auditors on at least an annual basis, and notify the Board and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit and Compensation Committee.

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

9.0

Termination of the Auditors

9.1

The Audit and Compensation Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

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

12.0

Oversight of Internal Controls

12.1

The Audit and Compensation Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

13.0

Continuous Disclosure Requirements

13.1

At this time, due to the Company's size and limited financial resources, the Chief Financial Officer of the Company is responsible for ensuring that the Company's continuous reporting requirements are met and in compliance with applicable regulatory requirements.

14.0

Other Auditing Matters

14.1

The Audit and Compensation Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

14.2

The Auditors are authorized and directed to respond to all enquiries from the Audit and Compensation Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

15.0

Annual Review

15.1

The Audit and Compensation Committee Charter will be reviewed annually by the Board of Directors and the Audit and Compensation Committee to assess the adequacy of this Charter.

16.0

Independent Advisers

16.1

The Audit and Compensation Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

17.0

Reports of Fraud and Misconduct

17.1

The Audit and Compensation Committee will review, investigate and evaluate all reports of fraud and misconduct.  Refer to the Company's Whistle Blower Policy and Procedures.

18.0

Changes in Accounting Policies

18.1

The Audit and Compensation Committee will review and maintain Accounting Policies including the selection, documentation and changes in Accounting Policies.

19.0

Nominating Committee

19.1

The Nominating Committee considers the size of the Board of Directors each year when it considers the number of directors to recommend to shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of view and experience.   When a vacancy on the Board arises, the independent directors of the Nominating Committee will be encouraged to bring forward any potential nominees that have the necessary skills and knowledge to serve on the Company's Board.

2.  Composition of the Audit and Compensation Committee

Following are the members of the Audit and Compensation Committee:

Ulrich Rath	Independent(1)	Financially literate(2)
William Harvey	Independent(1)	Financially literate(2)
Norman Betts (Chair)	Independent(1)	Financial expert (3)

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member's independent judgment.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

(3)

An Audit Committee Financial Expert must possess five attributes:  (i) an understanding of GAAP and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and  (v) an understanding of audit committee functions.

3.  Relevant Education and Experience

Dr. Betts is the Chair of the Committee.  He is the former Minister of Finance of New Brunswick and current Associate Professor of Business Administration, University of New Brunswick; Mr. Rath is the President and CEO of a Canadian resource company; and Dr. William Harvey is a psychologist and businessman.

4.- 6.  Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), Section 3.3(2) (Controlled Companies), Section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.  Nor has the Company relied on Section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

7.  Audit and Compensation Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit and Compensation Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

8.  Pre-Approval Policies and Procedures

The Audit and Compensation Committee is authorized by the Board of Directors to review the performance of the Company's external auditors and approve in advance the provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit and Compensation Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit and Compensation Committee deems is necessary, and the Chairman will notify the other members of the Audit and Compensation Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee's consideration, and if thought fit, approval in writing.

9.  External Auditor Service Fees

The fees billed by the Company's external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

Financial Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	Non-Audit Fees
2009	Canada - $120,000 Tanzania - $4,000	Nil Nil	Nil Nil	Nil Nil
2008	Canada - $172,500 Tanzania - US$4,000	Nil Nil	Nil Nil	Nil Nil

D.

Employees

The Company has one (1) full time employee located in Vancouver, British Columbia, Canada, one (1) full time employee located in Toronto, Ontario, Canada, forty-four (44) full time employees located in Mwanza, Tanzania, and two (2) full time employees located in Dar es Salaam, Tanzania.

The Company also contracts three or more persons on a full time or part time basis as dictated by the exploration activities on its properties.  The full time and temporary employees of the Company as of the most recent fiscal year end can be grouped according to main category of activity and geographic location as follows:

Location	Category	Full Time Employees	Temporary Employees	Full Time Consultants	Part Time Consultants
Vancouver, Canada	Administration	1	Nil	Nil	1
Toronto, Canada	Administration	1	Nil	Nil	Nil
Mwanza, Tanzania	Administration	3	Nil	Nil	Nil
	Exploration	41	Nil	2	1
Dar es Salaam, Tanzania	Administration	2	Nil	1	Nil
	Exploration	Nil	Nil	Nil	Nil
Connecticut, USA	Administration	Nil	Nil	2	1
	Exploration	Nil	Nil	Nil	Nil

E.

Share Ownership

The following table sets forth the share ownership of our directors and named executive officers, held by such persons as of November 1, 2009.  The following table sets forth the share ownership of the directors and named executive officers of the Company as of November 1, 2009.

Name of Owner	Number of Shares Owned	Percentage (1)
James E. Sinclair	2,566,312	2.8%
Marek J. Kreczmer	329,697	0.3%
Ulrich E. Rath	23,348	<0.01%
Anton Esterhuizen	82,644	<0.01%
William Harvey	330,701	0.3%
Rosalind Morrow	361,864	0.4%
Norman Betts	8,961	<0.01%
Joseph Kahama	9,282	<0.01%
Riaan Van der Westhuizen	16,857	<0.01%
Regina Kuo-Lee	5,442	<0.01%
All directors and named executive officers as a group	3,735,108	4.1%

(1)       calculation based on 90,089,293 shares of common stock outstanding as of November 1, 2009.

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our Company.

Item 7.

Major Shareholders and Related Party Transactions

A.

Major Shareholders

As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other Company or by the Canadian Government, or any foreign government.  The Company has no knowledge of any arrangements which at a subsequent date would result in a change of control.  All of the Company's issued common shares rank equally as to voting rights, dividends, and any distribution of assets on winding-up or liquidation.

As of November 1, 2009, the most practicable date, the Company knows of no person who beneficially owned more than five (5%) of the outstanding shares of each class of the Company's voting securities.

The following table sets out the portion of common shares of the Company held by registered shareholders in Canada, the United States of America, and all other countries by total number of holders, total shareholdings, percentage of total issued shares, and percentage of total holders as of August 31, 2009:

Jurisdiction Shareholders of Record	Number of Shareholders	Number of Common Shares	Percentage of Total Issued Shares	Percentage of Total Holders
United States	1,331	39,221,941	44%	85%
Canada	155	49,261,894	55%	10%
Other Countries	82	1,298,709	1%	5%
TOTAL	1,568	89,782,544	100%	100%

B.

Related Party Transactions

Financing Transactions

On August 8, 2006 the Company entered into private placement subscription agreement with James E. Sinclair, Chairman and C.E.O. for the purchase of an aggregate of $3,000,000 worth of common shares of the Company in eight separate quarterly tranches of $375,000 each.  The initial quarterly period commenced February 1, 2007.  As of August 31, 2009 all of the eight quarterly tranches have been subscribed for.

(a)

May 28, 2007 - 66,254 common shares at a price at a price of $5.66 per share;

(b)

August 14, 2007 - 63,345 common shares at a price of $5.267 per share;

(c)

November 13, 2007 - 63,993 common shares at a price of$5.86 per share;

(d)

February 19, 2008 - 61,871 common shares at a price of $6.061 per share;

(e)

May 14, 2008 - 72,268 common shares at a price of $5.189 per share;

(f)

August 14, 2008 - 73,242 common shares at a price of $5.12 per share;

(g)

January 13, 2009 - 69,832 common shares at a price of $5.37 per share;

(h)

February 20, 2009 - 71,977 common shares at a price of $5.21 per share.

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

On February 1, 2009, James E. Sinclair, confirmed his intention to continue his regular investments in the Company by entering into a new Private Placement Subscription Agreement with the Company under which he agreed to subscribe for common shares of the Company for an aggregate amount of $3,000,000.

On March 4, 2009 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated February 23, 2009 with James E. Sinclair for 189,036 common shares at a price of $5.29 per share.

 On April 14, 2009 the Company completed a $1,500,000 private placement pursuant to a subscription agreement dated March 27, 2009 with James E. Sinclair for 248,139 common shares at a price of $6.045 per share for total proceeds of $1,500,000.

On October 26, 2009, the Company completed a private placement with the Company's Chairman and CEO for 306,749 common shares at a price of $3.26 per share, resulting in gross proceeds of $1,000,000 to the Company. With completion of this $1 million private placement, the $3 million private placement agreement dated February 1, 2009 between the Company and Mr. Sinclair is complete.

Other Related Party Transactions

During the year ended August 31, 2009 $446,927 (2008 - $437,567) was paid or payable by the Company to directors for directors' fees.  Directors were paid $104,877 (2008 - $112,898) in cash and $323,622 (2008 - $303,883) in non cash equivalent RSUs.

The Company engages a legal firm for professional services in which one of the Company's directors is a partner.  During the year ended August 31, 2009, the legal expense charged by this firm was $257,006 (2008 - $152,583), of which $104,241 remains payable at year end.

During the year ended August 31, 2009 $121,891 (2008 - $Nil) was paid or payable by the Company to three members of the Technical Committee who receive a monthly retainer.

From time to time, Mr. J. Sinclair has provided the Company with an interest free loan.  At August 31, 2009, the Company has no receivable (2008 - payable $10,478) from Mr. J. Sinclair, the Company's CEO.

C.

Interests of Experts and Counsel

Not Applicable.

Item 8.

Financial Statements

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of the Company for the fiscal years ended August 31, 2009, 2008 and 2007 with the Report of Independent Registered Public Accounting Firm, comprised of:

(a)

Consolidated Balance Sheets as of August 31, 2009 and 2008;

(b)

Consolidated Statements of Operations, Comprehensive Loss and Deficit for the years ended August 31, 2009, 2008 and 2007;

(c)

Consolidated Statements of Cash Flows for the years ended August 31, 2009, 2008 and 2007; and

(d)

Notes to the consolidated financial statements.

Dividend Policy

The Company has never paid dividends and does not intend to in the near future.

Litigation

As of August 31, 2009 there were no legal or arbitration proceedings which may have or have had significant effects on the Company's financial position or profitability.

B.

Significant Changes

None.

Item 9.

The Offering and Listing

A.

Offering and Listing Details

The common share of the Company was listed on the Toronto Stock Exchange (TSX") under the symbol "TNX" on October 29, 2001, and prior to that date the Company's common share was listed on the Canadian Venture Exchange, now known as the TSX Venture Exchange.

The common share of the Company was listed on the American Stock Exchange ("AMEX") (now NYSE Amex Equities ("NYSE Amex")) under the symbol "TRE" on May 12, 2005.

As of August 31, 2009 there were 1,331 registered shareholders in the United States holding 44% of the Company's outstanding common share, representing approximately 85% of the total number of registered shareholders. The Company's Common share is issued in registered form and the percentage of shares reported to be held by registered holders in the United States is taken from the records of the Computershare Trust Company of Canada in the City of Vancouver, the registrar and transfer agent for the common share.

The number of registered shareholders resident in the United States is attributed as to 1.6%  to directors and officers of the Company who are United States residents; a further 0.8% held by United States residents who are immediate family members of a director and officer of the Company; and the balance of 41.6% are United States residents who have purchased shares in the secondary market, through the facilities of the Toronto Stock Exchange or NYSE Amex.

The high and low market prices expressed in Canadian dollars on the Toronto Stock Exchange and the high and low expressed in US dollars on the NYSE Amex for the Company's common share for the last five years, for the  last six months, and  each quarter for the last three fiscal years

	Toronto Stock Exchange (Canadian Dollars)
Last Six Months	High	Low	Volume
October 2009	3.47	2.93	2,707,276
September 2009	3.95	2.91	7,689,562
August 2009	3.49	3.02	1,175,863
July 2009	3.70	3.07	1,100,672
June 2009	4.38	3.10	2,233,944
May 2009	4.39	3.31	1,962,390

2008-2009	High	Low	Volume
Fourth Quarter ended August 31, 2009	4.38	3.02	4,510,479
Third Quarter ended May 31, 2009	6.50	3.27	7,861,353
Second Quarter ended February 28, 2009	5.95	3.25	4,942,020
First Quarter ended November 30, 2008	4.39	1.99	8,802,819

2007-2008	High	Low	Volume
Fourth Quarter ended August 31, 2008	5.60	3.79	4,138,338
Third Quarter ended May 31, 2008	6.32	4.85	4,686,810
Second Quarter ended February 28, 2008	7.20	5.57	4,627,802
First Quarter ended November 30, 2007	6.52	4.99	5,919,488
2006-2007	High	Low	Volume
Fourth Quarter ended August 31, 2007	6.38	4.72	5,057,815
Third Quarter ended May 31, 2007	6.73	5.15	5,160,339
Second Quarter ended February 28, 2007	8.24	5.88	8,517,368
First Quarter ended November 30, 2006	8.22	5.00	9,056,654

Last Five Fiscal Years	High	Low
2009	6.50	1.99
2008	6.52	3.79
2007	8.24	4.72
2006	10.08	2.00
2005	2.11	0.88

	NYSE AMEX (US Dollars)
Last Six Months	High	Low	Volume
October 2009	3.29	2.70	9,100,045
September 2009	3.60	2.69	11,198,256
August 2009	3.25	2.75	3,772,782
July 2009	3.38	2.67	4,937,564
June 2009	4.07	2.68	8,827,105
May 2009	4.00	2.78	6,056,477

2008-2009	High	Low	Volume
Fourth Quarter ended August 31, 2009	4.07	2.67	17,573,451
Third Quarter ended May 31, 2009	5.29	2.73	23,646,159
Second Quarter ended February 28, 2009	4.77	2.50	16,773,244
First Quarter ended November 30, 2008	3.94	1.58	26,267,688

2007-2008	High	Low	Volume
Fourth Quarter ended August 31, 2008	5.55	3.55	15,936,100
Third Quarter ended May 31, 2008	6.35	4.77	17,084,400
Second Quarter ended February 28, 2008	7.25	5.50	19,660,000
First Quarter ended November 30, 2007	6.77	4.80	23,297,200

2006-2007	High	Low	Volume
Fourth Quarter ended August 31, 2007	6.10	4.51	19,584,600
Third Quarter ended May 31, 2007	5.76	4.78	16,972,200
Second Quarter ended February 28, 2007	7.22	4.94	21,306,700
First Quarter ended November 30, 2006	7.24	4.44	29,923,600

Last Five Fiscal Years	High	Low
2009	5.29	1.58
2008	7.25	3.55
2007	7.24	4.44
2006	8.87	1.82
2005	1.76	0.73

B.

Plan of Distribution

Not Applicable.

C.

Markets

The Company's common share is listed on the Toronto Stock Exchange under the trading symbol "TNX" and on the NYSE Amex under the trading symbol "TRE".

D.

Selling Shareholders

Not Applicable.

E.

Dilution

Not Applicable.

F.

Expenses of the Issue

Not Applicable.

Item 10.

Additional Information

A.

Share Capital

The Company's Restated Articles of Incorporation authorized the Company to issue an unlimited number of common shares.  As of January 9, 2008 the Board resolved that the Company authorize for issuance up to a maximum of 96,000,000 common shares, subject to further resolutions of the Company's Board of Directors, from time to time.  Of the 96,000,000 common shares authorized, without par value, 89,782,544 shares were issued and outstanding as of August 31, 2009.

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

The following table reconciles the total number of shares outstanding for the last three fiscal years:

	No. of Shares	Amount
Total Outstanding as of August 31, 2006	86,241,075	$51,397,278
Add: Stock Options Exercised for cash	75,000	$59,250
Issued for cash	129,599	$750,000
Issued for share subscription previously received	110,525	$750,000
Issued pursuant to Restricted Stock Unit Plan	32,242	$231,627
Issued for mineral property acquisition	160,052	$925,124
Total Outstanding as of August 31, 2007	86,748,493	$54,113,279
Add: Issued for private placements	1,031,695	$5,724,997
Issued pursuant to share subscriptions agreements	271,374	$1,500,000
Issued pursuant to Restricted Stock Unit Plan	62,790	$367,124
Total Outstanding as of August 31, 2008	88,114,352	$61,705,400
Add: Issued for private placements	1,456,801	$5,240,000
Issued pursuant to share subscription agreements	141,809	$750,000
Issued pursuant to Restricted Stock Unit Plan	69,582	$416,316
Total Outstanding as of August 31, 2009	89,782,544	68,117,716

Shares are issued by the Company with the regulatory acceptance of the Toronto Stock Exchange and NYSE Amex, upon resolution of the Board of Directors of the Company.  There are a total of 89,782,544 common shares issued and a further 335,386 common shares reserved for issuance under outstanding RSUs as of August 31, 2009.

B.

Articles of Association and Bylaws

The Company was originally incorporated under the corporate name "424547 Alberta Ltd." in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta).

The Articles of 424547 Alberta Ltd. were amended on August 13, 1991 as follows:

•

the name of the Company was changed to "Tan Range Exploration Corporation";

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

•

Class "A" voting shares were redesignated as common shares; and

•

a provision was added to allow meetings of shareholders to be held outside Alberta in either of the cities of Vancouver, British Columbia or Toronto, Ontario.

The Articles of the Company were further amended on February 28, 2006 as follows:

•

the name of the Company was changed to its present name, "Tanzanian Royalty Exploration Corporation".

The Articles of the Company were further amended on February 29, 2008 as follows:

•

Pursuant to Section 173(1)(l) of the Business Corporations Act (Alberta), Item 5 of the Articles of the Company was amended by changing the maximum number of directors from 9 to 11.

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

Directors will serve as such until the next annual meeting.  In general, a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company whereby a duty or interest might be created to conflict with his duty or interest director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director.  Such director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so, his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken.  However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

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

C.

Material Contracts

The following are the material contracts of the Company (other than contracts in the ordinary course of business) entered into within the last two years:

Date	Names of Parties	Description of General Nature of the Contract	Consideration Paid; Terms and Conditions
November 6, 2009	Sophia Asset Management Ltd. and the Company	Subscription Agreement for purchase of 420,000 common shares	$2.718 per share for a total of $1,141,560
November 6, 2009	BPI Reestruturacoes and the Company	Subscription Agreement for purchase of 387,000 common shares	$2.718 per share for a total of $1,051,866
November 6, 2009	BPI Reforma Accoes and the Company	Subscription Agreement for purchase of 124,535 common shares	$2.718 per share for a total of $338,486
November 6, 2009	BPI Africa and the Company	Subscription Agreement for purchase of 40,300 common shares	$2.718 per share for a total of $109,535
November 6, 2009	BPI Opportunities	Subscription Agreement for purchase of 184,000 common shares	$2.718 per share for a total of $500,112
May 6, 2009	Van Tongeren Management LLC and the Company	Subscription Agreement for purchase of 340,020 common shares.	$2.941 per share for a total of $740,000
March 27, 2009	James E. Sinclair and the Company	Subscription Agreement for purchase of 248,139 common shares	$6.05 per share for a total of $1,500,000
February 23, 2009	James E. Sinclair and the Company	Subscription Agreement for purchase of 189,036 common shares	$5.29 per share for a total of $1,000,000
February 1, 2009	James E. Sinclair and the Company	Subscription Agreement for purchase of $3,000,000 worth of common shares over a two year period.

The pricing of each quarterly tranche will be based on the weighted average trading price of the Company's common shares for the last five consecutive trading days of each quarterly period, or the closing price on the last trading day of each quarterly period, whichever is greater.

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

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the common shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company.  An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount, which as specified in 2009 was any amount in excess of $312 million.  A non-Canadian would acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares.  The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

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

(ii)

Withholding Tax on Dividends = 10%

(iii)

Withholding Tax on Interest = 10%

(iv)

50% write - off of capital expenditure incurred during the year of expenditure of the project.

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. There can be no assurance that future changes in applicable law or administrative and judicial interpretations thereof will not adversely affect the tax consequences discussed herein.

Since the United States federal income and withholding tax treatment may vary depending upon U.S. Holder's particular situation, a U.S. Holder may be subject to special rules that may have been excluded in this discussion.  Special rules will apply, for example, if the U.S. Holder is

-	an insurance company;
-	a tax-exempt organization;
-	a financial institution;
-	a person subject to the alternative minimum tax;
-	a person who is a broker-dealer in securities;
-	an S corporation;
-	an expatriate subject to Section 877 of the Code;
-	an owner of, directly, indirectly or by attribution, 10% or more of the outstanding common shares; or
-	an owner holding common shares as part of a hedge, straddle, synthetic security or conversion transaction.

In addition, this summary is generally limited to persons holding common shares as "capital assets" within the meaning of Section 1221 of the Code, and whose functional currency is the U.S. dollar.  The discussion below also does not address the effect of any United States state or local tax law or foreign tax law.

Passive Foreign Investment Company.

The Company believes that it could be a passive foreign investment company ("PFIC") for United States federal income tax purposes with respect to a U.S. Holder (as defined above).  The Company will be a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held the Company's shares, either (i) at least 75% of the gross income of the Company for the taxable year is passive income, or (ii) on average, at least 50% of the Company's assets are attributable to assets that produce or are held for the production of passive income.  In each case, the Company must take into account a pro rata share of the income and the assets of any corporation in which the Company owns, directly or indirectly, 25% or more of the stock by value (the "look-through" rules).  Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income.  As a publicly traded corporation, the Company would apply the 50% asset test based on the value of the Company's assets.

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

A shareholder that makes a section 1295 election will be currently taxable on his or her pro rata share of the Company's ordinary earnings and net capital gain (at ordinary income and long term capital gains rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were received. The shareholder's basis in his or her shares will be increased to reflect taxed but undistributed income.  Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the shares and will not be taxed again as a distribution to the shareholder.

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

If a shareholder makes the section 1295 election for the first taxable year of the Company as a PFIC that is included in the shareholder's holding period of the PFIC shares, the PFIC qualifies as a pedigreed QEF with respect to the shareholder.  If a QEF is an unpedigreed QEF with respect to the shareholder, the shareholder is subject to both the non-QEF and QEF regimes.  Under the proposed regulations, a  PFIC that qualifies as a pedigreed QEF with respect to the shareholder would be taxed currently on his or her share of the PFIC's earnings and profits, whether distributed or not.  On the other hand, a PFIC that qualifies as an unpedigreed QEF with respect to the shareholder would be taxed currently on his or share of the PFIC's earnings and profits, whether distributed or not, during the period the PFIC shares qualify as a QEF; and would be taxed under the "excess distribution" and "interest charge" rules during the period the PFIC shares do not qualify as a QEF. Certain elections are available which enable shareholders to convert an unpedigreed QEF into a pedigreed QEF thereby avoiding such dual application.

A shareholder making the section 1295 election must make the election on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply. A shareholder must make a section 1295 election by completing a Form 8621, Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund (the "Form"); attaching said Form to its federal income tax return; and reflecting in the Form the information provided in the PFIC Annual Information Statement or if the shareholder calculated the financial information, a statement to that effect.  The PFIC Annual Information Statement must include the shareholder's pro rata shares of the ordinary earnings and net capital gain of the PFIC for the PFIC's taxable year or information that will enable the shareholder to calculate its pro rata shares.  In addition, the PFIC Annual Information Statement must contain information about distributions to shareholders and a statement that the PFIC will permit the shareholder to inspect and copy its permanent books of account, records, and other documents of the PFIC necessary to determine that the ordinary earnings and net capital gain of the PFIC have been calculated according to federal income tax accounting principles.  A shareholder may also obtain the books, records and other documents of the foreign corporation necessary for the shareholder to determine the correct earnings and profits and net capital gain of the PFIC according to federal income tax principles and calculate the shareholder's pro rata shares of the PFIC's ordinary earnings and net capital gain.  In that case, the PFIC must include a statement in its PFIC Annual Information Statement that it has permitted the shareholder to examine the PFIC's books of account, records, and other documents necessary for the shareholder to calculate the amounts of ordinary earnings and net capital gain.  A shareholder that makes a Section 1295 election with respect to a PFIC held directly or indirectly, for each taxable year to which the Section 1295 election applies, must comply with the foregoing submissions.

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

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction equal to the United States source portion of dividends received from the Company (unless the Company qualifies as a "passive foreign investment company" (a PFIC) as defined above). The Company does not anticipate that it will earn any U.S. source income, however, and therefore does not anticipate that any U.S. Holder which is a corporation will be eligible for the dividends received deduction.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of  the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.  U.S. Holders should be aware that recently enacted legislation eliminates the "financial services income" category for taxable years beginning after December 31, 2006.  Under the recently enacted legislation, the foreign tax credit limitation categories are limited to "passive category income" and "general category income".

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

Controlled Foreign Corporations.

Sections 951 through 964 and Section 1248 of the Code relate to controlled foreign corporations ("CFCs").  A foreign corporation that qualifies as a CFC will not be treated as a PFIC with respect to a shareholder during the portion of the shareholder's holding period after December 31, 1997, during which the shareholder owns, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a "10% Shareholder") and the corporation is a CFC.  A CFC is a foreign corporation where more  than 50% of the corporation's voting stock or value is owned by U.S. shareholders on any day during the foreign corporation's taxable year. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to shareholders that are not 10% Shareholders.

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

Tanzania

Taxation

Tax in Tanzania is levied on the income of any person which is deemed to have accrued in or was derived in Tanzania, in the case of individuals, if he was resident in Tanzania during the year of income for periods amounting in aggregate to 183 days or more; or if he was in the United Republic in that year of income and each of the two preceding years of income for periods averaging more than 122 days in each such year of income.  The annual income tax threshold is TShs. 960,000 per annum or TShs. 80,000 per month.  Income Tax Rates vary from NIL up to 30%.  Prevailing corporate income tax rate is 30%.

Value Added Tax ("VAT")

Taxable Supplies	Rate
Supply of goods and services in Mainland Tanzania	18%
Import of goods and services in Mainland Tanzania	18%
Export of goods and services from Mainland Tanzania	0%

VAT registrable threshold is TShs. 40 Million (or about US$30,000 at prevailing exchange rates).

Effective July 1, 2009, VAT relief to mining companies and services providers to mining companies was repealed.  VAT was reduced from 20% to 18%.

Withholding Tax

Withholding tax is charged at the rates specified below:

	Resident	Non-Resident
Dividend	10%	10%
Interest	10%	10%
Royalties	0%	15%
Management Fees	0%	15%
Professional Fees	5%	15%
Rent, Premium for Use of Property	10%	15%
Pension/Retirement Annuity	10%	15%

Special Rates for Persons Engaged in "Mining Operations" Rates

	Resident	Non-Resident
Technical Services to Mining Operations	5%	15%
Management Fee	5%	15%
Interest on Loans*	0%	0%
Companies listed on the Dar es Salaam Stock Exchange enjoy a preferential withholding tax on 5% on dividends.

*

In respect of mining companies having loans acquired at arm's length before July 1, 2001.  10% applies to interest on all other loans.

Capital Gains Tax

0% applies to capital gains on the sale of shares listed at the DSM Stock Exchange.  10% applies to capital gains by individuals, 30% applies to capital gains by corporations.

Stamp duty

Stamp duty is chargeable on various legal documents and agreements (e.g. transfer of shares, issue of shares, etc.).

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

Double Taxation Agreement

Tanzania has a tax treaty to prevent double taxation with Canada, Denmark, Finland, India, Italy, United Kingdom, Norway, Sweden and Zambia. Tanzania is also in the process of negotiating treaties with several countries including Belgium, Burundi, Iran, Lebanon, Malaysia, Mauritius, Pakistan, and Rwanda.

F.

Dividends and Paying Agents

Not Applicable.

G.

Statement by Experts

Not Applicable.

H.

Documents on Display

The Company  files annual reports and other information with the SEC.  You may read and copy any document that we file at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for more information about the Public Reference Rooms.  The SEC also maintains a website, www.sec.gov, where you may obtain our reports.  We also file certain reports with the Canadian Securities Administrators that you may obtain through access of the SEDAR website, www.sedar.com.

Copies of the Company's material contracts are kept in the Company's principal executive office.

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

The following table sets forth the percentage of the Company's administrative expense by currency for the year ended August 31, 2009.

By Currency

2009
Canadian Dollar	25%
U.S. Dollar	50%
Tanzanian Schilling	25%
Total:	100%

Such administrative expense by currency may change from time to time, but it has been roughly the same year to year.  Further, the Company incurred net exploration costs of $3,797,496 and $2,573,194 for the years ended August 31, 2009 and 2008, respectively, which are primarily paid in U.S. dollars.

The Company has not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the Company's operations.  Based on prior years, the Company does not believe that it is subject to material foreign exchange fluctuations.  However, no assurance can be given that this will continue to be true in the future.

The Company has no long-term debt, therefore, the Company does not believe that the interest rate market risk to be material.  The Company has a fixed rate capital lease obligation outstanding in the amount of $39,693.

The market prices of most precious metals, including gold, have generally increased over the past three years, but are subject to market fluctuations based primarily on supply and demand.

The following table sets out the cumulative average prices of gold for the past five years, based on the London Metals Market afternoon price fix in U.S. dollars:

2005	2006	2007	2008	2009 (Average to August 31)
$444.74	$603.46	$695.39	$871.96	$921.78

Item 12.

Description of Securities Other than Equity Securities

Not Applicable.

Part II

Item 13.

Defaults, Dividend Arrears and Delinquencies

None.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.

Controls and Procedures

Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedure (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) and determined that, as a result of the material weakness in internal control over financial reporting described above, as of August 31, 2009 our disclosure controls and procedures are not effective to ensure that information required to be disclosed by the Company  in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934.  The Company's management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2009.  In making this assessment, the Company's management used the criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").  Based on this evaluation, the Company's management concluded that its internal control over financial reporting was not effective for the period ended August 31, 2009 due to the material weakness described below.

The Public Company Accounting Oversight Board's Auditing Standard No. 5 defines a material weakness as a control deficiency, or a combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected.  The Company identified a material weakness in its internal control over financial reporting as of August 31, 2009:

•

The Company has limited accounting personnel with expertise in generally accepted accounting principles to enable effective segregation of duties over transaction processes with respect to financial reporting matters and internal control over financial reporting.  Specifically, certain personnel with financial transaction initiation and reporting responsibilities had incompatible duties that allowed for the creation, review and recording of journal entries, note disclosures and certain account reconciliations without adequate independent review and authorization.  This control deficiency, which is pervasive in impact, did not result in adjustments to the financial statements, however there is a reasonable possibility that a material misstatement of the annual financial statements would not have been prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

Our independent auditor, KPMG LLP, the independent registered public accounting firm that audited the financial statements included in the report on Form 20-F, has issued an attestation report on the Company's internal control over financial reporting.  Their attestation  report appears with the Financial Statements.

Changes in Internal Controls over Financial Reporting

During the fiscal year ended August 31, 2009 there has been no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.  There has been no material change in internal control over financial reporting.

Management continues to review the current assignment of responsibilities to improve the segregation.  In addition, Management will identify and may hire additional accounting resources where required to redistribute and eliminate overlapping of duties.

Item 16 A.

Audit Committee Financial Expert

The Company's Board has determined that  Dr. Norman Betts qualified as an Audit Committee financial expert.  Dr. Betts is an "independent director", as defined under NI 52-110 and as defined pursuant to National Association of Securities Dealers (NASD) Rule 4200(a)(15) (as such definition may be modified or supplemented).  The SEC has indicated that the designation of an audit committee financial expert does not make that person an "expert" for any purpose, impose any duties, obligations, or liability on that person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations, or liabilities of any other member of the audit committee.

Item 16 B.

Code of Ethics

We have adopted a Code of Ethics and Business Conduct that applies to the Company's directors, officers, employees and consultants.  In addition, the Company has a Code of Ethical Conduct for Financial Managers that applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions.  A copy of our Code of Ethics and Business Conduct and Code of Ethical Conduct for Financial Managers can be found on our website at www.TanzanianRoyaltyExploration.com.  The Company will report any amendment or waiver to the Code of Ethics on our website within five (5) business days.

Item 16 C.

Principal Accountant Fees and Services

The independent auditor for the fiscal year ended August 31, 2009 and 2008 was KPMG LLP, Chartered Accountants.

Our Audit and Compensation Committee pre-approves all services provided by our independent auditors.  All of the services and fees described below were reviewed and pre-approved by our audit committee.

The following summarizes the significant professional services rendered by KPMG LLP to the Company for the years ended August 31, 2009 and 2008:

Fiscal Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2009	Canada - $120,000 Tanzania - $4,000	Nil Nil	Nil Nil	Nil Nil
2008	Canada - $172,500 Tanzania - US$4,000	Nil Nil	Nil Nil	Nil Nil

Item 16 D.

Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16 E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

ITEM 16F.

Change in Registrant's Certifying Accountant

Not Applicable.

Item 16 G.

Corporate Governance

The Company's common shares are listed on the NYSE AMEX.   Section 110 of the NYSE AMEX Company Guide permits NYSE AMEX  to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE AMEX listing criteria, and to grant exemptions from NYSE AMEX  listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to NYSE AMEXstandards

Shareholder Meeting Quorum Requirement. The NYSE AMEX minimum quorum requirement for shareholder meeting is 33 1/3% of the outstanding shares of common stock.  In addition, a company listed on Exchange is required to state its quorum requirement in its bylaws.  The Company's quorum requirement is set forth in its Articles.  The Company's Articles provide that (a) two shareholders or two proxy holders representing two shareholders, or (b) one shareholder or one proxy holder representing one shareholder personally present; and entitled to vote and holding or representing by proxy not less than one tenth the number of such of the issued and outstanding shares of the Company shall be a quorum for a general meeting.

Proxy Delivery Requirement. NYSE AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the SEC,  The Company is a foreign private issuer as defined in Rule 3b-4 under the US Securities Exchange Act of 1934, as amended, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of such Act.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirements.  NYSE AMEX requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares.  In general, there is no such requirement under the rules of the Toronto Stock Exchange unless the transaction results in a change of control.  The Company will seek a waiver from NYSE AMEX's shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under the rules of the Toronto Stock Exchange.

The foregoing is consistent with the laws, customs and practices in Canada.

Part III

Item 17.

Financial Statements

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.  The consolidated financial statements attached have been reconciled to U.S. Generally Accepted Accounting Principles.  See Item 8 (A).

Item 18.

Financial Statements

Not Applicable.

Item 19.

Exhibits

Exhibit No.

Name

1.1	Articles and Bylaws of Tan Range Exploration Corporation, as amended.(1)
1.2	Certificate of Amendment for Change of Name dated February 28, 2006*
1.3	Certificate of Amendment and Registration of Restated Articles dated March 7, 2008 for increase in the maximum number of directors to eleven*
1.4	Audited Consolidated Financial Statements for the Years ended August 31, 2009, 2008 and 2007
2.1	Employee Share Ownership Plan (2003) (1)
2.2	2001 Stock Option Plan (1)
2.3	Shareholder Rights Plan (2)
2.4 4.1	Restricted Stock Unit Incentive Plan(4) Subscription and Property Option Agreement dated May 31, 1999 between the Company and Barrick Gold Corporation (2)
4.2	Option Agreement dated December 14, 2001 between Tanzam 2000 Limited and Barrick Exploration Africa Limited(2)
4.3	Letter of Intent dated January 20, 2003 between the Company and Northern Mining Explorations Ltd., as amended by Letter Agreement dated March 18, 2003(2)
4.4	Letter of Intent dated July 21, 2003 between the Company and Ashanti Goldfields (Cayman) Limited (2)
4.8 4.9

Option Agreement dated September 7, 2004 between the Company and Northern Mining Explorations Ltd. (3)

Purchase and Sale Agreement dated September 26, 2006 between the Company and Ashanti Goldfields (Cayman) Limited (4)

4.10 4.11	Option and Royalty Agreement dated January 25, 2007 between the Company and Sloane Developments Ltd.(5) Subscription Agreement dated May 6, 2009 between the Company and Van Tongeren Management LLC*
4.12	Subscription Agreement dated March 27, 2009 between the Company and James E. Sinclair*
4.13	Subscription Agreement dated February 23, 2009 between the Company and James E. Sinclair*
4.14	Subscription Agreement dated February 1, 2009 between the Company and James E. Sinclair*
4.15	Subscription Agreement dated November 6, 2009 between the Company and Sophia Asset Management Ltd.*
4.16	Subscription Agreement dated November 6, 2009 between the Company and BPI Reestruturacoes*
4.17	Subscription Agreement dated November 6, 2009 between the Company and BPI Reforma Accoes*
4.18	Subscription Agreement dated November 6, 2009 between the Company and BPI Africa*
4.19	Subscription Agreement dated November 6, 2009 between the Company and BPI Opportunities*
8.1	List of Subsidiaries*
12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act*
12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act*
13.1	Certification under Section 1350*

* Filed herewith

(1)

Previously filed on Form 20-F filed with the SEC on March 15, 2004

(2)

Previously filed on Amendment No. 1 to Form 20 with the SEC on June 28, 2004

(3)

Previously filed on Form 20-F with the SEC on February 10, 2005

(4)

Previously filed on Form 20-F with the SEC on November 30, 2006

(5)

Previously filed on Form 20-F with the SEC on November 30, 2007

5

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date

November 27, 2009

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:

"James E. Sinclair"

James E. Sinclair,

Chairman and Chief Executive Officer

(Principal Executive Officer)

6

Exhibit 4.11

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT is made as of the 6th day of May, 2009.

BETWEEN:

TANZANIAN ROYALTY EXPLORATION CORPORATION, of Suite 404 - 1688 152 ndStreet, South Surrey, British Columbia, V4A 4N2

(the "Issuer")

OF THE FIRST PART

AND:

VAN TONGEREN MANAGEMENT LLC, of 1872 Baldwin Road, Yorktown Heights, New York, NY, U.S.A. 10598

(the "Purchaser")

OF THE SECOND PART

WHEREAS:

A.                            The Issuer's common shares are listed on The Toronto Stock Exchange and the NYSE Amex Equities (collectively, the "Exchanges") and the Issuer is subject to the regulatory jurisdiction of the Exchanges and each of the British Columbia, Alberta and Ontario Securities Commissions (collectively, the "Commissions");

B.                            The Purchaser presently holds          500,000                 common shares of the Issuer.

1)                             SUBSCRIPTION

a)                             The Purchaser hereby subscribes for and agrees to purchase from the Issuer 340,020 common shares in the capital of the Issuer (the "Shares"), at a price of CAD$2.941 per Share for total proceeds of CAD$1,000,000, representing the five day weighted average trading price of the Issuer's common shares on the Toronto Stock Exchange for the period ended May 5, 2009, less a discount of fifteen (15%) percent.

b)                            This is a subscription only and will not become an agreement between the Issuer and the Purchaser, until this subscription is accepted by the Issuer upon its signing this subscription in the space below.  A reference to this "Subscription Agreement" or this "Agreement" in this subscription refers to this subscription and the agreement formed on acceptance by the Issuer.  The Purchaser waives the necessity for the Issuer to communicate acceptance of this subscription and acknowledges that this subscription will become a binding agreement on acceptance by the Issuer.

1.3                          The Purchaser shall pay for the Shares on the Closing Date in accordance with the provisions of Section 3.2 below, or shall make payment in such other manner as is acceptable to the Issuer, failing which the Issuer shall have the right to rescind this Subscription Agreement, in addition to any other legal rights it may have.

2)                             ACKNOWLEDGMENTS, REPRESENTATIONS AND WARRANTIES

a)                             The Purchaser acknowledges, represents and warrants, as at the date hereof and as at the Closing Date, that:

i)              the Purchaser is resident in the jurisdiction specified on the face page of this Subscription Agreement;

ii)             no prospectus has been filed by the Issuer with the Commissions in connection with the issuance of the Shares, the issuance is exempted from the prospectus requirements of the Securities Actsof Alberta, British Columbia and Ontario and the respective rules and regulations thereto (hereinafter collectively referred to as the "Applicable Securities Laws"), and that:

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

iii)            thePurchaser acknowledges that:

(1)           no securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

(2)           there is no government or other insurance covering the Shares;

(3)           there are risks associated with the purchase of the Shares; and

(4)           there are restrictions on the Purchaser's ability to resell the Shares and it is the responsibility of the Purchaser to find out what those restrictions are and to comply with them before selling the Shares; and

(5)           the Issuer has advised the Purchaser that the Issuer is relying on an exemption from the requirements to provide the Purchaser with a prospectus and to sell securities through a person registered to sell securities under the Applicable Securities Lawsand, as a consequence of acquiring securities pursuant to this exemption, certain protections, rights and remedies provided by the Applicable Securities Laws, including statutory rights of rescission or damages, will not be available to the Purchaser;

iv)           the Purchaser is purchasing the Shares as principal for his own account and not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Shares;

v)            the Purchaser is a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer and is an "accredited investor" as that term is defined in Rule 505 of Regulation D of the United States Securities Act of 1933, as amended, and in such case has completed the U.S. Accredited Investor Questionnaire attached as Schedule "A" ;

vi)           the representations, warranties and statements of fact made by the Purchaser herein are true and correct as of the date hereof and will be true on the Closing Date;

vii)          the Shares were not offered to the Purchaser through an advertisement in printed media of general and regular paid circulation, radio or television or any other form of advertisement;

viii)          the offer made by this subscription is irrevocable and requires acceptance by the Issuer and the approval of the Exchanges;

ix)            the Shares (sometimes hereinafter referred to as the "Securities") have not been, and will not be, registered under the United States Securities Act of 1933, as amended.  Accordingly, any offer or sales in the United States or to such nationals or residents thereof must be pursuant to the registration requirements of the Securities Act of 1933, as amended, or an exemption therefrom.  The Issuer does not make any representation with respect to, nor has it assumed any responsibility for, the registration of the Securities or the availability of any such exemption; and the Issuer does not make any representation as to when, if at any time, the Securities may be resold in the United States or to such nationals or residents thereof;

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

xii)           the Purchaser is not a "control person" of the Issuer as defined in the Applicable Securities Laws and will not become a "control person" by virtue of the purchase of the Securities and does not intend to act in concert with any other person to form a control group;

xiii)           the Purchaser has no knowledge of a "material fact" or "material change" (as those terms are defined in the Applicable Securities Laws) in the affairs of the Issuer that has not been generally disclosed to the public, save knowledge of this particular transaction;

xiv)          the purchase of the Securities has been privately negotiated and arranged and the Purchaser has been invited and afforded the opportunity to conduct a review of all of the Issuer's affairs and records in order that the Purchaser may be properly and fully aware of all of the facts relevant to the Issuer's affairs;

xv)           the Purchaser has sought and obtained independent legal advice regarding the purchase and re-sale of the Securities under the Applicable Securities Laws;

xvi)          unless the Purchaser is otherwise exempted under the Applicable Securities Laws, the Securities must be unconditionally held for a period of four (4) months from the Closing Date upon which the Securities are issued, except as may be otherwise permitted by the Applicable Securities Laws and the Securities will be subject to resale restrictions pursuant to Rule 144 promulgated under the United States Securities Act of 1933;

xvii)          resale of the Securities will be subject to additional resale restrictions beyond the hold periods described immediately above if:

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

(4)           any unusual effort is made to prepare the market or create a demand for the securities; or

(5)           an extraordinary commission or consideration is paid in respect of the trade;

xviii)         the certificates representing the Securities will contain a legend or legends denoting restrictions on transfer as referred to herein and, where applicable, the resale restrictions under Rule 144 of the United States Securities Act of 1933;

xix)          the Purchaser has the legal capacity and competence to enter into and to execute and deliver this Subscription Agreement and to take all actions required pursuant heretoand has obtained all necessary approvals in respect thereof ;

xx)           the entering into of this Subscription Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any law applicable to the Purchaser or of any agreement, written or oral, to which the Purchaser may be a party or by which the Purchaser is or may be bound; and

xxi)          this Subscription Agreement has been duly executed and delivered by the Purchaser and constitutes a valid obligation of the Purchaser legally binding upon the Purchaser and enforceable against the Purchaser in accordance with its terms.

b)                            The representations, warranties, covenants and acknowledgments of the Purchaser contained in this Subscription Agreement are made by the Purchaser with the intent that they may be relied upon by the Issuer in determining the Purchaser's eligibility to purchase the Shares hereunder and the Purchaser hereby agrees to indemnify the Issuer against all losses, claims, costs, expenses and damages or liabilities which it may suffer or incur, caused or arising from its reliance thereon and the Purchaser further agrees that by accepting the Shares, the Purchaser shall be representing and warranting that such representations, warranties, covenants and acknowledgments are true as at the Closing Date with the same force and effect as if they had been made by the Purchaser at the Closing Date and that they shall survive the purchase by the Purchaser of the Securities and shall continue in full force and effect notwithstanding any subsequent disposition by the Purchaser of the Securities.

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

iii)            the Issuer is a "reporting issuer" as defined under the Applicable Securities Laws, and is not on the list of defaulting issuers maintained by the Commissions;

iv)           the Issuer shall use its best efforts to diligently seek and obtain the acceptance for filing of this Subscription Agreement by the Exchanges and will make all filings necessary to obtain the exemptions from registration and prospectus requirements available under the Applicable Securities Laws respectively in respect of the transaction contemplated hereby;

v)            the issuance and sale of the Securities by the Issuer does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions or provisions of its constating documents or any agree-ment or instrument to which the Issuer is a party; and

vi)           this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Issuer and constitutes a valid obligation of the Issuer legally binding upon it and enforceable in accordance with its terms.

3)                             CLOSING

a)                             The closing of the transaction (the "Closing") contemplated by this Subscription Agreement will take place within five business days of the receipt by the Issuer of final acceptance for filing by the Exchange of this Subscription Agreement (the date of Closing being referred to herein as the "Closing Date").

b)                            Upon execution of this Subscription Agreement, the Purchaser shall deliver to the Issuer a certified cheque or banker's draft for the total purchase price of the Shares or wire transfer the funds to a mutually acceptable escrow agent.

c)                             On the Closing Date, the Issuer will deliver to the Purchaser, against payment for the Shares, the certificate representing the Shares registered in the name of the Purchaser or the Purchaser's nominee.

d)                            On the Closing Date, the Issuer will deliver to the Purchaser such copies of approvals or other documents as the Purchaser may reasonably request.

e)                             The acknowledgements, representations and warranties of the Purchaser and the Issuer herein shall survive the Closing Date.

4)                             HOLD PERIODS

a)                             The Purchaser acknowledges that the Shares may not be traded in British Columbia, Alberta or Ontario for a period of four months from the Closing Date upon which the Shares are issued, except as may be otherwise permitted by the Applicable Securities Laws.  The certificates representing the Securities will contain a legend denoting the restrictions on transfer imposed by the Applicable Securities Laws and the Exchanges, and where applicable, Rule 144 of the United States Securities Act of 1933.  The Purchaser agrees to sell, assign or transfer the Shares only in accordance with the requirements of the Applicable Securities Laws and the Exchanges.

b)                            The Purchaser also acknowledges that it has been advised to consult its own legal advisors with respect to applicable resale restrictions and that it is solely responsible (and the Issuer is not in any manner responsible) for complying with such restrictions.

5)                             INDEMNITY

a)                             The Purchaser agrees to indemnify and hold harmless the Issuer, and its directors, officers, employees, agents, advisers and shareholders from and against any and all loss, liability, claim, damage and expense whatsoever including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation, administrative proceeding or investigation commenced or threatened or any claim whatsoever arising out of or based upon any representation or warranty of the Purchaser contained herein or in any document furnished by the Purchaser to the Issuer in connection herewith being untrue in any material respect or any breach or failure by the Purchaser to comply with any covenant or agreement made by the Purchaser herein or in any document furnished by the Purchaser to the Issuer in connection herewith.

6)                             MISCELLANEOUS

a)                             Upon acceptance of the subscription contained herein by the Issuer, this Subscription Agreement shall constitute a valid and binding agreement between the parties, subject only to the approval thereof by the Exchanges.

b)                            Neither this Subscription Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

c)                             The parties to this Subscription Agreement will execute and deliver all such further and other deeds, documents and assurances, and will perform all such further and other acts as may, in the opinion of counsel for the Issuer, be necessary for the purposes of giving effect to or perfecting the transaction contemplated by this Subscription Agreement.

d)                            This Subscription Agreement constitutes the entire agreement between the parties and there are no representations, warranties or collateral agreements, express or implied, other than as expressly set forth herein.

e)                             The parties to this Subscription Agreement may amend this Subscription Agreement only in writing.

f)                             Time is of the essence of this Subscription Agreement and will be calculated in accordance with the provisions of the Interpretation Act(British Columbia).

g)                            This Subscription Agreement will be governed by and construed in accordance with the laws of British Columbia and the parties hereby irrevocably attorn to the jurisdiction of the Courts of such Province.

h)                             This Subscription Agreement may not be assigned by any party hereto .

i)                              A party to this Subscription Agreement will give all notices to or other written communications with the other party to this Subscription Agreement concerning this Subscription Agreement by hand or by registered mail addressed to the address given above.

j)                              This Subscription Agreement shall enure to the benefit of and is binding upon the parties to this Subscription Agreement and their successors.

k)                             This Agreement requires the Purchaser to provide certain personal information to the Issuer.  Such information is being collected by the Issuer for the purposes of completing the Private Placement, which includes, without limitation, determining the Purchaser's eligibility to purchase the Shares under applicable securities legislation, preparing and registering certificates representing the Shares to be issued to the Purchaser and completing filings required by any stock exchange on which the Issuer's securities are listed or any applicable securities regulatory authority having jurisdiction.  The Purchaser's personal information will be delivered by the Issuer to and is being collected indirectly by: (a) stock exchanges on which the Issuer's securities are listed for the purposes of  conducting background checks, verifying the personal information provided, conducting enforcement proceedings, or performing other investigations as required by or to ensure compliance with all applicable rules and policies of such exchanges; (b) securities regulatory authorities having jurisdiction over the Issuer for the purposes of the administration and enforcement of applicable securities legislation; (c) the Issuer's registrar and transfer agent for the purposes of the issuance of the securities and maintenance and administration of the central register of shareholders of the Issuer; and (d) any of the other parties involved in the Private Placement for the purposes of completing the transaction.  By executing this Agreement, the Purchaser is deemed to be consenting to the foregoing collection, use and disclosure of the Purchaser's personal information.  The Purchaser also consents to the Issuer's filing of copies or originals of any of the Purchaser's documents described in this Agreement as may be required to be filed with any stock exchange or securities regulatory authority in connection with the transactions contemplated hereby.  If the Purchaser is a resident of Ontario, for questions about the collection of personal information by the Ontario Securities Commission, please contact the Administrative Assistant to the Director of Corporate Finance, Suite 1903, Box 5520, Queen Street West, Toronto, Ontario, M5H 3S8, ph: (416) 593-8086.

l)                              The Purchaser confirms that the funds representing the Purchaser's subscription funds which will be advanced by the Purchaser to the Issuer hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act("PCA"), and the Purchaser acknowledges that the Issuer may in the future be required by law to disclose the Purchaser's name and other information relating to this Agreement and the Purchaser's subscription hereunder, on a confidential basis, pursuant to the PCA.  To the best of the Purchaser's knowledge (i) the Purchaser's Subscription Funds: (A) have not been nor will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States of America, or any other jurisdiction, and (B) are not being tendered on behalf of a person or entity who has not been identified to the Issuer; and (ii) the Purchaser will promptly notify the Issuer if the Purchaser discovers that any of such representations ceases to be true, and will provide the Issuer with appropriate information in connection therewith.

m)                            The Issuer shall be entitled to rely on delivery of a facsimile copy of this Subscription Agreement, and acceptance by the Issuer of a facsimile copy of this Subscription Agreement shall create a legal, valid and binding agreement between the Purchaser and the Issuer in accordance with its terms.

n)                            This Subscription Agreement may be signed by the parties in as many counterparts as may be deemed necessary, each of which so signed shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties have executed and delivered this Subscription Agreement as of and from the date first above written.

Purchaser:

VAN TONGEREN MANAGEMENT LLC

Signed                                                                                                   Signed

Witness                                                                                                  Signature

By:

       Authorized Signatory

Address

ACCEPTED BYthe Issuer as of and from the date first above written.

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:         Signed

          Authorized Signatory

SCHEDULE "A"

U.S. ACCREDITED INVESTOR QUESTIONNAIRE

The undersigned Purchaser understands and agrees that the Shares of Tanzanian Royalty Exploration Corp. (the "Issuer") have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or applicable state securities laws, and the Shares are being offered and sold by the Issuer to the Purchaser in reliance upon Rule 506 of Regulation D under the 1933 Act.

The undersigned represents, warrants and covenants (which representations, warranties and covenants shall survive the Closing) to the Issuer (and acknowledges that the Issuer is relying thereon) that:

(a)                 it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits, and risks of the investment and it is able to bear the economic risk of loss of the investment;

(b)                 it is purchasing the Shares for its own account or for the account of one or more persons for investment purposes only and not with a view to resale or distribution and, in particular, it has no intention to distribute either directly or indirectly any of the Shares in the United States; provided, however, that the Purchaser may sell or otherwise dispose of any of the Shares pursuant to registration thereof pursuant to the 1933 Act and any applicable state securities laws or under an exemption from such registration requirements;

(c)                 it, and if applicable, each person for whose account it is purchasing the Shares satisfies one or more of the categories of "accredited investor" indicated below ( the Purchaser must initial the appropriate line(s)):

                                  Category 1.         A bank, as defined in Section 3(a)(2) of the 1933 Act, whether acting in its individual or fiduciary capacity;

                                 Category 2.          A savings and loan association or other institution as defined in Section 3(a)(5)(A) of the 1933 Act, whether acting in its individual or fiduciary capacity;

                                 Category 3.          A broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934;

                                 Category 4.          An insurance company as defined in Section 2(13) of the 1933 Act;

                                 Category 5.          An investment company registered under the United States Investment Company Act of 1940;

                                 Category 6.          A business development company as defined in Section 2(a)(48) of the United States Investment Company Act of 1940;

                                 Category 7.          A small business investment company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;

                                 Category 8.          A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with total assets in excess of U.S. $5,000,000;

                                 Category 9.          An employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974 in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons who are accredited investors;

                                 Category 10.        A private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940;

                                 Category 11.        An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of U.S. $5,000,000;

                                 Category 12.        Any director or executive officer of the Issuer;

                                 Category 13.        A natural person whose individual net worth, or joint net worth with that person's spouse, at the date hereof exceeds U.S.$1,000,000;

                                 Category 14.        A natural person who had an individual income in excess of U.S.$200,000 in each of the two most recent years or joint income with that person's spouse in excess of U.S.$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

                                 Category 15.        A trust, with total assets in excess of U.S.$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the 1933 Act; or

                                 Category 16.        Any entity in which all of the equity owners meet the requirements of at least one of the above categories;

(d)                 it has not purchased the Shares as a result of any form of general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(e)                 it understands that if it decides to offer, sell or otherwise transfer the Shares, it will not offer, sell or otherwise transfer any of such Shares directly or indirectly, unless:

(i)                   the transfer is to the Issuer;

(ii)                 the transfer is made outside the United States in a transaction meeting the requirements of Rule 904 under the 1933 Act and in compliance with applicable local laws and regulations;

(iii)                the transfer is made in compliance with the exemption from the registration requirements under the 1933 Act provided by Rule 144 thereunder, if available, and in accordance with applicable state securities laws; or

(iv)               the Shares are transferred in a transaction that does not require registration under the 1933 Act or any applicable state laws and regulations governing the offer and sale of securities; and

it has prior to such sale furnished to the Issuer an opinion of counsel or other evidence of exemption, in either case reasonably satisfactory to the Issuer;

(f)                  it understands that upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the 1933 Act or applicable U.S. state laws and regulations, the certificates representing the common shares and any shares issued upon exercise of the Warrants will bear a legend in substantially the following form:

"The securities represented hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act").  These securities may be offered, sold, pledged or otherwise transferred only (a) to the company, (b) outside the United States in compliance with Rule 904 under the 1933 Act, (c) in compliance with the exemption from the registration requirements under the 1933 Act provided by Rule 144 thereunder, if available, and in accordance with applicable State securities laws, or (d) in a transaction that does not require registration under the 1933 Act or any applicable State laws, and the holder has, prior to such sale, furnished to the company an opinion of counsel or other evidence of exemption, in either case reasonably satisfactory to the company.  Delivery of this certificate may not constitute "good delivery" in settlement of transactions on stock exchanges in Canada. If the securities are being sold at any time the Company is a "foreign issuer" as defined in Rule 902 under the 1933 Act, a new certificate, bearing no legend, the delivery of which will constitute "good delivery" may be obtained from the company's transfer agent upon delivery of this certificate and a duly executed declaration, in form satisfactory to the company and the company's transfer agent to the effect that the sale of the securities is being made in compliance with Rule 904 under the 1933 Act."

2

provided, that if securities are being sold under clause (b) in the legend above, at a time when the Issuer is a "foreign issuer" as defined in Rule 902 under the 1933 Act, the legend set forth above may be removed by providing a declaration in such form as the Issuer may from time to time prescribe to the Issuer's transfer agent, to the effect that the sale of the securities is being made in compliance with Rule 904 under the 1933 Act;

(g)                 if any of the securities are being sold pursuant to Rule 144 of the 1933 Act, the legend may be removed by delivery to the Issuer's transfer agent of an opinion satisfactory to the Issuer to the effect that the legend is no longer required under applicable requirements of the 1933 Act or state securities laws;

(h)                 it has had the opportunity to ask questions of and receive answers from the Issuer regarding the investment, and has received all the information regarding the Issuer that it has requested;

(i)                   it understands that the Issuer may instruct its registrar and transfer agent not to record any transfer of Shares without first being notified by the Issuer that it is satisfied that such transfer is exempt from or not subject to the registration requirements of the 1933 Act and applicable state securities laws;

(j)                  it consents to the Issuer making a notation on its records or giving instruction to the registrar and transfer agent of the Issuer in order to implement the restrictions on transfer set forth and described herein;

(k)                 it understands and acknowledges that the Issuer has no obligation or present intention of filing with the United States Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resale of the Shares in the United States;

(l)                   the office or other address of the Purchaser at which the Purchaser received and accepted the offer to purchase the Shares is the address listed on the signature page of the Subscription Agreement; and

(m)               it acknowledges that the representations, warranties and covenants contained in this agreement are made by it with the intent that they may be relied upon by the Issuer in determining its eligibility or the eligibility of others on whose behalf it is contracting thereunder to purchase Shares.  It agrees that by accepting Shares it shall be representing and warranting that the representations and warranties above are true as at the Closing with the same force and effect as if they had been made by it at the Closing and that they shall survive the purchase by it of Shares and shall continue in full force and effect notwithstanding any subsequent disposition by it of such securities.

The Purchaser undertakes to notify the Issuer immediately of any change in any representation, warranty or other information relating to the Purchaser set forth herein which takes place prior to the Closing.

IN WITNESS WHEREOF, the undersigned has executed this Questionnaire as of the 6th day of May, 2009

If a Corporation, Partnership or Other Entity : Name of Entity	If an Individual: Signed Signature
Type of Entity	Print or Type Name
Signature of Person Signing

3

Exhibit 4.12

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT is made as of the 27th day of March, 2009.

BETWEEN:

TANZANIAN ROYALTY EXPLORATION CORPORATION, of Suite 404 - 1688 152 ndStreet, South Surrey, British Columbia, V4A 4N2

(the "Issuer")

OF THE FIRST PART

AND:

JAMES E. SINCLAIR, of 99 Amenia Union Road, Sharon, Connecticut, U.S.A., 06069

Telephone:            (860) 364-1830

E-mail: trechairman108@mac.com

(the "Purchaser")

OF THE SECOND PART

WHEREAS:

A.                            The Issuer's common shares are listed on The Toronto Stock Exchange and the NYSE Amex (collectively, the "Exchanges") and the Issuer is subject to the regulatory jurisdiction of the Exchanges and each of the British Columbia, Alberta and Ontario Securities Commissions (collectively, the "Commissions");

B.                            The Purchaser presently holds 2,926,924 common shares of the Issuer.

1)                             SUBSCRIPTION

a)                             The Purchaser hereby subscribes for and agrees to purchase from the Issuer 248,139 common shares in the capital stock of the Issuer (the "Shares"), at a price of $6.045 per Share, which is the greater of  the closing price of the Issuer's common shares on the Toronto Stock Exchange on March 26, 2009 of $5.95 and the five-day weighted-average trading price of the Issuer's common shares on the Toronto Stock Exchange for the five consecutive trading days ended March 26, 2009 of $6.045.   Total consideration is $1,500,000.   If the closing price on the Toronto Stock Exchange of the Company's shares on the date of closing is greater than the above, the share price and number of shares to be issued will be adjusted to reflect the higher price.

b)                            This is a subscription only and will not become an agreement between the Issuer and the Purchaser, until this subscription is accepted by the Issuer upon its signing this subscription in the space below.  The Issuer will have the right to accept this offer (in whole or in part) at any time at such Closing Date.  A reference to this "Subscription Agreement" or this "Agreement" in this subscription refers to this subscription and the agreement formed on acceptance by the Issuer.  The Purchaser waives the necessity for the Issuer to communicate acceptance of this subscription and acknowledges that this subscription will become a binding agreement on acceptance by the Issuer.

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

2)                             ACKNOWLEDGMENTS, REPRESENTATIONS AND WARRANTIES

a)                             The Purchaser acknowledges, represents and warrants, as at the date hereof and as at each Closing Date, that:

i)               the Purchaser is resident in the jurisdiction specified on the face page of this Subscription Agreement;

ii)             no prospectus has been filed by the Issuer with the Commissions in connection with the issuance of the Shares, the issuance is exempted from the prospectus requirements of the Securities Actsof Alberta, British Columbia and Ontario and the respective rules and regulations thereto (hereinafter collectively referred to as the "Applicable Securities Laws"), and that:

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

iii)            thePurchaser acknowledges that:

(1)           no securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

(2)           there is no government or other insurance covering the Shares;

(3)           there are risks associated with the purchase of the Shares; and

(4)           there are restrictions on the Purchaser's ability to resell the Shares and it is the responsibility of the Purchaser to find out what those restrictions are and to comply with them before selling the Shares; and

(5)           the Issuer has advised the Purchaser that the Issuer is relying on an exemption from the requirements to provide the Purchaser with a prospectus and to sell securities through a person registered to sell securities under the Applicable Securities Lawsand, as a consequence of acquiring securities pursuant to this exemption, certain protections, rights and remedies provided by the Applicable Securities Laws, including statutory rights of rescission or damages, will not be available to the Purchaser;

iv)           the Purchaser is purchasing the Shares as principal for his own account and not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Shares;

v)            the Purchaser is a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer and is an "accredited investor" as that term is defined in Rule 505 of Regulation D of the United States Securities Act of 1933, as amended, and in such case has completed the U.S. Accredited Investor Questionnaire attached as Schedule "A" ;

vi)           the representations, warranties and statements of fact made by the Purchaser herein are true and correct as of the date hereof and will be true on each Closing Date;

vii)          the Shares were not offered to the Purchaser through an advertisement in printed media of general and regular paid circulation, radio or television or any other form of advertisement;

viii)          the offer made by this subscription is irrevocable and requires acceptance by the Issuer and the approval of the Exchanges;

ix)            the Shares (sometimes hereinafter referred to as the "Securities") have not been, and will not be, registered under the United States Securities Act of 1933, as amended.  Accordingly, any offer or sales in the United States or to such nationals or residents thereof must be pursuant to the registration requirements of the Securities Act of 1933, as amended, or an exemption therefrom.  The Issuer does not make any representation with respect to, nor has it assumed any responsibility for, the registration of the Securities or the availability of any such exemption; and the Issuer does not make any representation as to when, if at any time, the Securities may be resold in the United States or to such nationals or residents thereof;

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

xii)           the Purchaser is not a "control person" of the Issuer as defined in the Applicable Securities Laws and will not become a "control person" by virtue of the purchase of the Securities and does not intend to act in concert with any other person to form a control group;

xiii)           the Purchaser has no knowledge of a "material fact" or "material change" (as those terms are defined in the Applicable Securities Laws) in the affairs of the Issuer that has not been generally disclosed to the public, save knowledge of this particular transaction;

xiv)          the purchase of the Securities has been privately negotiated and arranged and the Purchaser has been invited and afforded the opportunity to conduct a review of all of the Issuer's affairs and records in order that the Purchaser may be properly and fully aware of all of the facts relevant to the Issuer's affairs;

xv)           the Purchaser has sought and obtained independent legal advice regarding the purchase and re-sale of the Securities under the Applicable Securities Laws;

xvi)          unless the Purchaser is otherwise exempted under the Applicable Securities Laws, the Securities must be unconditionally held for a period of four (4) months from the applicable Closing Date upon which the Securities are issued, except as may be otherwise permitted by the Applicable Securities Laws and the Securities will be subject to resale restrictions pursuant to Rule 144 promulgated under the United States Securities Act of 1933;

xvii)          resale of the Securities will be subject to additional resale restrictions beyond the hold periods described immediately above if:

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

(4)           any unusual effort is made to prepare the market or create a demand for the securities; or

(5)           an extraordinary commission or consideration is paid in respect of the trade;

xviii)         the certificates representing the Securities will contain a legend or legends denoting restrictions on transfer as referred to herein and, where applicable, the resale restrictions under Rule 144 of the United States Securities Act of 1933;

xix)          the Purchaser has the legal capacity and competence to enter into and to execute and deliver this Subscription Agreement and to take all actions required pursuant heretoand has obtained all necessary approvals in respect thereof ;

xx)           the entering into of this Subscription Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any law applicable to the Purchaser or of any agreement, written or oral, to which the Purchaser may be a party or by which the Purchaser is or may be bound; and

xxi)          this Subscription Agreement has been duly executed and delivered by the Purchaser and constitutes a valid obligation of the Purchaser legally binding upon the Purchaser and enforceable against the Purchaser in accordance with its terms.

b)                            The representations, warranties, covenants and acknowledgments of the Purchaser contained in this Subscription Agreement are made by the Purchaser with the intent that they may be relied upon by the Issuer in determining the Purchaser's eligibility to purchase the Shares hereunder and the Purchaser hereby agrees to indemnify the Issuer against all losses, claims, costs, expenses and damages or liabilities which it may suffer or incur, caused or arising from its reliance thereon and the Purchaser further agrees that by accepting the Shares, the Purchaser shall be representing and warranting that such representations, warranties, covenants and acknowledgments are true as at the Closing Date with the same force and effect as if they had been made by the Purchaser at the Closing Date and that they shall survive the purchase by the Purchaser of the Securities and shall continue in full force and effect notwithstanding any subsequent disposition by the Purchaser of the Securities.

c)                             The Issuer represents and warrants as at the date hereof and as at each Closing Date, that:

i)              the Issuer and its subsidiaries, if any, are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdiction of their incorporation;

ii)             the Issuer will reserve or set aside sufficient shares in the treasury of the Issuer to issue the Securities;

iii)            the Issuer is a "reporting issuer" as defined under the Applicable Securities Laws, and is not on the list of defaulting issuers maintained by the Commissions;

iv)           the Issuer will on each Closing Date, be a "qualifying issuer", as that term is defined under Multilateral Instrument 45-106, and will, prior to the first Closing Date have filed a current Annual Information Form with the Commissions;

v)            the Issuer shall use its best efforts to diligently seek and obtain the acceptance for filing of this Subscription Agreement by the Exchanges and will make all filings necessary to obtain the exemptions from registration and prospectus requirements available under the Applicable Securities Laws respectively in respect of the transaction contemplated hereby;

vi)           the issuance and sale of the Securities by the Issuer does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions or provisions of its constating documents or any agree-ment or instrument to which the Issuer is a party; and

vii)          this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Issuer and constitutes a valid obligation of the Issuer legally binding upon it and enforceable in accordance with its terms.

3)                             CLOSING DATE

a)                             The closing of the transaction contemplated by this Subscription Agreement will take place within five business days of the receipt by the Issuer of final acceptance for filing by the Exchanges of this Subscription Agreement (the date of closing being referred to herein as the "Closing Date").

b)                            Upon execution of this Subscription Agreement, the Purchaser shall deliver to the Issuer a certified cheque or banker's draft for the total purchase price of the Shares or wire transfer the funds to a mutually acceptable escrow agent.

c)                             On the Closing Date, the Issuer will deliver to the Purchaser, against payment for the Shares, the certificate representing the Shares registered in the name of the Purchaser or the Purchaser's nominee.

d)                            On the Closing Date, the Issuer will deliver to the Purchaser such copies of approvals or other documents as the Purchaser may reasonably request.

e)                             The acknowledgments, representations and warranties of the Purchaser and the Issuer herein shall survive the Closing Date.

f)                             The acknowledgments, representations and warranties of the Purchaser and the Issuer herein shall survive the Closing Date.

4)                             HOLD PERIODS

a)                             The Purchaser acknowledges that the Shares may not be traded in British Columbia, Alberta or Ontario for a period of four months from the Closing Date upon which the Shares are issued, except as may be otherwise permitted by the Applicable Securities Laws.  The certificates representing the Securities will contain a legend denoting the restrictions on transfer imposed by the Applicable Securities Laws and the Exchanges, and where applicable, Rule 144 of the United States Securities Act of 1933.  The Purchaser agrees to sell, assign or transfer the Shares only in accordance with the requirements of the Applicable Securities Laws and the Exchanges.

b)                            The Purchaser also acknowledges that it has been advised to consult its own legal advisors with respect to applicable resale restrictions and that it is solely responsible (and the Issuer is not in any manner responsible) for complying with such restrictions.

5)                             INDEMNITY

a)                             The Purchaser agrees to indemnify and hold harmless the Issuer, and its directors, officers, employees, agents, advisers and shareholders from and against any and all loss, liability, claim, damage and expense whatsoever including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation, administrative proceeding or investigation commenced or threatened or any claim whatsoever arising out of or based upon any representation or warranty of the Purchaser contained herein or in any document furnished by the Purchaser to the Issuer in connection herewith being untrue in any material respect or any breach or failure by the Purchaser to comply with any covenant or agreement made by the Purchaser herein or in any document furnished by the Purchaser to the Issuer in connection herewith.

6)                             MISCELLANEOUS

a)                             Upon acceptance of the subscription contained herein by the Issuer, this Subscription Agreement shall constitute a valid and binding agreement between the parties, subject only to the approval thereof by the Exchanges.

b)                            Neither this Subscription Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

c)                             The parties to this Subscription Agreement will execute and deliver all such further and other deeds, documents and assurances, and will perform all such further and other acts as may, in the opinion of counsel for the Issuer, be necessary for the purposes of giving effect to or perfecting the transaction contemplated by this Subscription Agreement.

d)                            This Subscription Agreement constitutes the entire agreement between the parties and there are no representations, warranties or collateral agreements, express or implied, other than as expressly set forth herein.

e)                             The parties to this Subscription Agreement may amend this Subscription Agreement only in writing.

f)                             Time is of the essence of this Subscription Agreement and will be calculated in accordance with the provisions of the Interpretation Act(British Columbia).

g)                            This Subscription Agreement will be governed by and construed in accordance with the laws of British Columbia and the parties hereby irrevocably attorn to the jurisdiction of the Courts of such Province.

h)                            This Subscription Agreement may not be assigned by any party hereto .

i)                              A party to this Subscription Agreement will give all notices to or other written communications with the other party to this Subscription Agreement concerning this Subscription Agreement by hand or by registered mail addressed to the address given above.

j)                              This Subscription Agreement shall enure to the benefit of and is binding upon the parties to this Subscription Agreement and their successors.

k)                             This Agreement requires the Purchaser to provide certain personal information to the Issuer.  Such information is being collected by the Issuer for the purposes of completing the Private Placement, which includes, without limitation, determining the Purchaser's eligibility to purchase the Shares under applicable securities legislation, preparing and registering certificates representing the Shares to be issued to the Purchaser and completing filings required by any stock exchange on which the Issuer's securities are listed or any applicable securities regulatory authority having jurisdiction.  The Purchaser's personal information will be delivered by the Issuer to and is being collected indirectly by: (a) stock exchanges on which the Issuer's securities are listed for the purposes of  conducting background checks, verifying the personal information provided, conducting enforcement proceedings, or performing other investigations as required by or to ensure compliance with all applicable rules and policies of such exchanges; (b) securities regulatory authorities having jurisdiction over the Issuer for the purposes of the administration and enforcement of applicable securities legislation; (c) the Issuer's registrar and transfer agent for the purposes of the issuance of the securities and maintenance and administration of the central register of shareholders of the Issuer; and (d) any of the other parties involved in the Private Placement for the purposes of completing the transaction.  By executing this Agreement, the Purchaser is deemed to be consenting to the foregoing collection, use and disclosure of the Purchaser's personal information.  The Purchaser also consents to the Issuer's filing of copies or originals of any of the Purchaser's documents described in this Agreement as may be required to be filed with any stock exchange or securities regulatory authority in connection with the transactions contemplated hereby.  If the Purchaser is a resident of Ontario, for questions about the collection of personal information by the Ontario Securities Commission, please contact the Administrative Assistant to the Director of Corporate Finance, Suite 1903, Box 5520, Queen Street West, Toronto, Ontario, M5H 3S8, ph: (416) 593-8086.

l)                              The Purchaser confirms that the funds representing the Purchaser's subscription funds which will be advanced by the Purchaser to the Issuer hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act("PCA"), and the Purchaser acknowledges that the Issuer may in the future be required by law to disclose the Purchaser's name and other information relating to this Agreement and the Purchaser's subscription hereunder, on a confidential basis, pursuant to the PCA.  To the best of the Purchaser's knowledge (i) the Purchaser's Subscription Funds: (A) have not been nor will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States of America, or any other jurisdiction, and (B) are not being tendered on behalf of a person or entity who has not been identified to the Issuer; and (ii) the Purchaser will promptly notify the Issuer if the Purchaser discovers that any of such representations ceases to be true, and will provide the Issuer with appropriate information in connection therewith.

m)                            The Issuer shall be entitled to rely on delivery of a facsimile copy of this Subscription Agreement, and acceptance by the Issuer of a facsimile copy of this Subscription Agreement shall create a legal, valid and binding agreement between the Purchaser and the Issuer in accordance with its terms.

n)                             This Subscription Agreement may be signed by the parties in as many counterparts as may be deemed necessary, each of which so signed shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties have executed and delivered this Subscription Agreement as of and from the date first above written.

Purchaser:

JAMES E. SINCLAIR

Signed

                                                                                                                Signed

Witness                                                                                                  Signature

99 Amenia Union Road

Sharon, Connecticut, USA 06069

Address

ACCEPTED BY the Issuer as of and from the date first above written.

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:         Signed

       Authorized Signatory

SCHEDULE "A"

U.S. ACCREDITED INVESTOR QUESTIONNAIRE

The undersigned Purchaser understands and agrees that the Shares of Tanzanian Royalty Exploration Corp. (the "Issuer") have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or applicable state securities laws, and the Shares are being offered and sold by the Issuer to the Purchaser in reliance upon Rule 506 of Regulation D under the 1933 Act.

The undersigned represents, warrants and covenants (which representations, warranties and covenants shall survive the Closing) to the Issuer (and acknowledges that the Issuer is relying thereon) that:

(a)                 it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits, and risks of the investment and it is able to bear the economic risk of loss of the investment;

(b)                 it is purchasing the Shares for its own account or for the account of one or more persons for investment purposes only and not with a view to resale or distribution and, in particular, it has no intention to distribute either directly or indirectly any of the Shares in the United States; provided, however, that the Purchaser may sell or otherwise dispose of any of the Shares pursuant to registration thereof pursuant to the 1933 Act and any applicable state securities laws or under an exemption from such registration requirements;

(c)                 it, and if applicable, each person for whose account it is purchasing the Shares satisfies one or more of the categories of "accredited investor" indicated below ( the Purchaser must initial the appropriate line(s)):

                                  Category 1.         A bank, as defined in Section 3(a)(2) of the 1933 Act, whether acting in its individual or fiduciary capacity;

                                 Category 2.          A savings and loan association or other institution as defined in Section 3(a)(5)(A) of the 1933 Act, whether acting in its individual or fiduciary capacity;

                                 Category 3.          A broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934;

                                 Category 4.          An insurance company as defined in Section 2(13) of the 1933 Act;

                                 Category 5.          An investment company registered under the United States Investment Company Act of 1940;

                                 Category 6.          A business development company as defined in Section 2(a)(48) of the United States Investment Company Act of 1940;

                                 Category 7.          A small business investment company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;

                                 Category 8.          A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with total assets in excess of U.S. $5,000,000;

                                 Category 9.          An employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974 in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons who are accredited investors;

                                 Category 10.        A private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940;

                                 Category 11.        An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of U.S. $5,000,000;

     v                         Category 12.         Any director or executive officer of the Issuer;

                                 Category 13.        A natural person whose individual net worth, or joint net worth with that person's spouse, at the date hereof exceeds U.S.$1,000,000;

                                 Category 14.        A natural person who had an individual income in excess of U.S.$200,000 in each of the two most recent years or joint income with that person's spouse in excess of U.S.$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

                                 Category 15.        A trust, with total assets in excess of U.S.$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the 1933 Act; or

      v                          Category 16.       Any entity in which all of the equity owners meet the requirements of at least one of the above categories;

(d)                 it has not purchased the Shares as a result of any form of general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(e)                 it understands that if it decides to offer, sell or otherwise transfer the Shares, it will not offer, sell or otherwise transfer any of such Shares directly or indirectly, unless:

(v)                 the transfer is to the Issuer;

(vi)               the transfer is made outside the United States in a transaction meeting the requirements of Rule 904 under the 1933 Act and in compliance with applicable local laws and regulations;

(vii)              the transfer is made in compliance with the exemption from the registration requirements under the 1933 Act provided by Rule 144 thereunder, if available, and in accordance with applicable state securities laws; or

(viii)            the Shares are transferred in a transaction that does not require registration under the 1933 Act or any applicable state laws and regulations governing the offer and sale of securities; and

it has prior to such sale furnished to the Issuer an opinion of counsel or other evidence of exemption, in either case reasonably satisfactory to the Issuer;

(f)                  it understands that upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the 1933 Act or applicable U.S. state laws and regulations, the certificates representing the common shares and any shares issued upon exercise of the Warrants will bear a legend in substantially the following form:

"The securities represented hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act").  These securities may be offered, sold, pledged or otherwise transferred only (a) to the company, (b) outside the United States in compliance with Rule 904 under the 1933 Act, (c) in compliance with the exemption from the registration requirements under the 1933 Act provided by Rule 144 thereunder, if available, and in accordance with applicable State securities laws, or (d) in a transaction that does not require registration under the 1933 Act or any applicable State laws, and the holder has, prior to such sale, furnished to the company an opinion of counsel or other evidence of exemption, in either case reasonably satisfactory to the company.  Delivery of this certificate may not constitute "good delivery" in settlement of transactions on stock exchanges in Canada. If the securities are being sold at any time the Company is a "foreign issuer" as defined in Rule 902 under the 1933 Act, a new certificate, bearing no legend, the delivery of which will constitute "good delivery" may be obtained from the company's transfer agent upon delivery of this certificate and a duly executed declaration, in form satisfactory to the company and the company's transfer agent to the effect that the sale of the securities is being made in compliance with Rule 904 under the 1933 Act."

2

provided, that if securities are being sold under clause (b) in the legend above, at a time when the Issuer is a "foreign issuer" as defined in Rule 902 under the 1933 Act, the legend set forth above may be removed by providing a declaration in such form as the Issuer may from time to time prescribe to the Issuer's transfer agent, to the effect that the sale of the securities is being made in compliance with Rule 904 under the 1933 Act;

(g)                 if any of the securities are being sold pursuant to Rule 144 of the 1933 Act, the legend may be removed by delivery to the Issuer's transfer agent of an opinion satisfactory to the Issuer to the effect that the legend is no longer required under applicable requirements of the 1933 Act or state securities laws;

(h)                 it has had the opportunity to ask questions of and receive answers from the Issuer regarding the investment, and has received all the information regarding the Issuer that it has requested;

(i)                   it understands that the Issuer may instruct its registrar and transfer agent not to record any transfer of Shares without first being notified by the Issuer that it is satisfied that such transfer is exempt from or not subject to the registration requirements of the 1933 Act and applicable state securities laws;

(j)                  it consents to the Issuer making a notation on its records or giving instruction to the registrar and transfer agent of the Issuer in order to implement the restrictions on transfer set forth and described herein;

(k)                 it understands and acknowledges that the Issuer has no obligation or present intention of filing with the United States Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resale of the Shares in the United States;

(l)                   the office or other address of the Purchaser at which the Purchaser received and accepted the offer to purchase the Shares is the address listed on the signature page of the Subscription Agreement; and

(m)               it acknowledges that the representations, warranties and covenants contained in this agreement are made by it with the intent that they may be relied upon by the Issuer in determining its eligibility or the eligibility of others on whose behalf it is contracting thereunder to purchase Shares.  It agrees that by accepting Shares it shall be representing and warranting that the representations and warranties above are true as at the Closing with the same force and effect as if they had been made by it at the Closing and that they shall survive the purchase by it of Shares and shall continue in full force and effect notwithstanding any subsequent disposition by it of such securities.

The Purchaser undertakes to notify the Issuer immediately of any change in any representation, warranty or other information relating to the Purchaser set forth herein which takes place prior to the Closing.

IN WITNESS WHEREOF, the undersigned has executed this Questionnaire as of the ____ day of _______________________________, 200____

If a Corporation, Partnership or Other Entity : Name of Entity	If an Individual: Signed Signature
Type of Entity	Print or Type Name
Signature of Person Signing

3

Exhibit 4.13

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT is made as of the 23rd day of February, 2009.

BETWEEN:

TANZANIAN ROYALTY EXPLORATION CORPORATION, of Suite 404 - 1688 152 ndStreet, South Surrey, British Columbia, V4A 4N2

(the "Issuer")

OF THE FIRST PART

AND:

JAMES E. SINCLAIR, of 99 Amenia Union Road, Sharon, Connecticut, U.S.A., 06069

Telephone:            (860) 364-1830

E-mail: trechairman108@mac.com

(the "Purchaser")

OF THE SECOND PART

WHEREAS:

A.                            The Issuer's common shares are listed on The Toronto Stock Exchange and the NYSE Alternext US LLP (collectively, the "Exchanges") and the Issuer is subject to the regulatory jurisdiction of the Exchanges and each of the British Columbia, Alberta and Ontario Securities Commissions (collectively, the "Commissions");

B.                            The Purchaser presently holds 2,941,711 common shares of the Issuer.

1)                             SUBSCRIPTION

a)                             The Purchaser hereby subscribes for and agrees to purchase from the Issuer 189,036 common shares in the capital stock of the Issuer (the "Shares"), at a price of $5.29 per Share, which is the greater of  the closing price of the Issuer's common shares on the Toronto Stock Exchange on February 20, 2009 of $5.29 and the five-day weighted-average trading price of the Issuer's common shares on the Toronto Stock Exchange on February 20, 2009 of $5.131.  Total consideration is $1,000,000.   If the closing price on the Toronto Stock Exchange of the Company's shares on the date of closing is greater than the above, the share price and number of shares to be issued will be adjusted to reflect the higher price.

b)                            This is a subscription only and will not become an agreement between the Issuer and the Purchaser, until this subscription is accepted by the Issuer upon its signing this subscription in the space below.  The Issuer will have the right to accept this offer (in whole or in part) at any time at such Closing Date.  A reference to this "Subscription Agreement" or this "Agreement" in this subscription refers to this subscription and the agreement formed on acceptance by the Issuer.  The Purchaser waives the necessity for the Issuer to communicate acceptance of this subscription and acknowledges that this subscription will become a binding agreement on acceptance by the Issuer.

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

2)                             ACKNOWLEDGMENTS, REPRESENTATIONS AND WARRANTIES

a)                             The Purchaser acknowledges, represents and warrants, as at the date hereof and as at each Closing Date, that:

i)               the Purchaser is resident in the jurisdiction specified on the face page of this Subscription Agreement;

ii)             no prospectus has been filed by the Issuer with the Commissions in connection with the issuance of the Shares, the issuance is exempted from the prospectus requirements of the Securities Actsof Alberta, British Columbia and Ontario and the respective rules and regulations thereto (hereinafter collectively referred to as the "Applicable Securities Laws"), and that:

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

iii)            thePurchaser acknowledges that:

(1)           no securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

(2)           there is no government or other insurance covering the Shares;

(3)           there are risks associated with the purchase of the Shares; and

(4)           there are restrictions on the Purchaser's ability to resell the Shares and it is the responsibility of the Purchaser to find out what those restrictions are and to comply with them before selling the Shares; and

(5)           the Issuer has advised the Purchaser that the Issuer is relying on an exemption from the requirements to provide the Purchaser with a prospectus and to sell securities through a person registered to sell securities under the Applicable Securities Lawsand, as a consequence of acquiring securities pursuant to this exemption, certain protections, rights and remedies provided by the Applicable Securities Laws, including statutory rights of rescission or damages, will not be available to the Purchaser;

iv)           the Purchaser is purchasing the Shares as principal for his own account and not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Shares;

v)            the Purchaser is a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer and is an "accredited investor" as that term is defined in Rule 505 of Regulation D of the United States Securities Act of 1933, as amended, and in such case has completed the U.S. Accredited Investor Questionnaire attached as Schedule "A" ;

vi)           the representations, warranties and statements of fact made by the Purchaser herein are true and correct as of the date hereof and will be true on each Closing Date;

vii)          the Shares were not offered to the Purchaser through an advertisement in printed media of general and regular paid circulation, radio or television or any other form of advertisement;

viii)          the offer made by this subscription is irrevocable and requires acceptance by the Issuer and the approval of the Exchanges;

ix)            the Shares (sometimes hereinafter referred to as the "Securities") have not been, and will not be, registered under the United States Securities Act of 1933, as amended.  Accordingly, any offer or sales in the United States or to such nationals or residents thereof must be pursuant to the registration requirements of the Securities Act of 1933, as amended, or an exemption therefrom.  The Issuer does not make any representation with respect to, nor has it assumed any responsibility for, the registration of the Securities or the availability of any such exemption; and the Issuer does not make any representation as to when, if at any time, the Securities may be resold in the United States or to such nationals or residents thereof;

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

xii)           the Purchaser is not a "control person" of the Issuer as defined in the Applicable Securities Laws and will not become a "control person" by virtue of the purchase of the Securities and does not intend to act in concert with any other person to form a control group;

xiii)           the Purchaser has no knowledge of a "material fact" or "material change" (as those terms are defined in the Applicable Securities Laws) in the affairs of the Issuer that has not been generally disclosed to the public, save knowledge of this particular transaction;

xiv)          the purchase of the Securities has been privately negotiated and arranged and the Purchaser has been invited and afforded the opportunity to conduct a review of all of the Issuer's affairs and records in order that the Purchaser may be properly and fully aware of all of the facts relevant to the Issuer's affairs;

xv)           the Purchaser has sought and obtained independent legal advice regarding the purchase and re-sale of the Securities under the Applicable Securities Laws;

xvi)          unless the Purchaser is otherwise exempted under the Applicable Securities Laws, the Securities must be unconditionally held for a period of four (4) months from the applicable Closing Date upon which the Securities are issued, except as may be otherwise permitted by the Applicable Securities Laws and the Securities will be subject to resale restrictions pursuant to Rule 144 promulgated under the United States Securities Act of 1933;

xvii)          resale of the Securities will be subject to additional resale restrictions beyond the hold periods described immediately above if:

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

(4)           any unusual effort is made to prepare the market or create a demand for the securities; or

(5)           an extraordinary commission or consideration is paid in respect of the trade;

xviii)         the certificates representing the Securities will contain a legend or legends denoting restrictions on transfer as referred to herein and, where applicable, the resale restrictions under Rule 144 of the United States Securities Act of 1933;

xix)          the Purchaser has the legal capacity and competence to enter into and to execute and deliver this Subscription Agreement and to take all actions required pursuant heretoand has obtained all necessary approvals in respect thereof ;

xx)           the entering into of this Subscription Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any law applicable to the Purchaser or of any agreement, written or oral, to which the Purchaser may be a party or by which the Purchaser is or may be bound; and

xxi)          this Subscription Agreement has been duly executed and delivered by the Purchaser and constitutes a valid obligation of the Purchaser legally binding upon the Purchaser and enforceable against the Purchaser in accordance with its terms.

b)                            The representations, warranties, covenants and acknowledgments of the Purchaser contained in this Subscription Agreement are made by the Purchaser with the intent that they may be relied upon by the Issuer in determining the Purchaser's eligibility to purchase the Shares hereunder and the Purchaser hereby agrees to indemnify the Issuer against all losses, claims, costs, expenses and damages or liabilities which it may suffer or incur, caused or arising from its reliance thereon and the Purchaser further agrees that by accepting the Shares, the Purchaser shall be representing and warranting that such representations, warranties, covenants and acknowledgments are true as at the Closing Date with the same force and effect as if they had been made by the Purchaser at the Closing Date and that they shall survive the purchase by the Purchaser of the Securities and shall continue in full force and effect notwithstanding any subsequent disposition by the Purchaser of the Securities.

c)                             The Issuer represents and warrants as at the date hereof and as at each Closing Date, that:

i)              the Issuer and its subsidiaries, if any, are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdiction of their incorporation;

ii)             the Issuer will reserve or set aside sufficient shares in the treasury of the Issuer to issue the Securities;

iii)            the Issuer is a "reporting issuer" as defined under the Applicable Securities Laws, and is not on the list of defaulting issuers maintained by the Commissions;

iv)           the Issuer will on each Closing Date, be a "qualifying issuer", as that term is defined under Multilateral Instrument 45-106, and will, prior to the first Closing Date have filed a current Annual Information Form with the Commissions;

v)            the Issuer shall use its best efforts to diligently seek and obtain the acceptance for filing of this Subscription Agreement by the Exchanges and will make all filings necessary to obtain the exemptions from registration and prospectus requirements available under the Applicable Securities Laws respectively in respect of the transaction contemplated hereby;

vi)           the issuance and sale of the Securities by the Issuer does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions or provisions of its constating documents or any agree-ment or instrument to which the Issuer is a party; and

vii)          this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Issuer and constitutes a valid obligation of the Issuer legally binding upon it and enforceable in accordance with its terms.

3)                             CLOSING DATE

a)                             The closing of the transaction contemplated by this Subscription Agreement will take place within five business days of the receipt by the Issuer of final acceptance for filing by the Exchanges of this Subscription Agreement (the date of closing being referred to herein as the "Closing Date").

b)                            Upon execution of this Subscription Agreement, the Purchaser shall deliver to the Issuer a certified cheque or banker's draft for the total purchase price of the Shares or wire transfer the funds to a mutually acceptable escrow agent.

c)                             On the Closing Date, the Issuer will deliver to the Purchaser, against payment for the Shares, the certificate representing the Shares registered in the name of the Purchaser or the Purchaser's nominee.

d)                            On the Closing Date, the Issuer will deliver to the Purchaser such copies of approvals or other documents as the Purchaser may reasonably request.

e)                             The acknowledgments, representations and warranties of the Purchaser and the Issuer herein shall survive the Closing Date.

f)                             The acknowledgments, representations and warranties of the Purchaser and the Issuer herein shall survive the Closing Date.

4)                             HOLD PERIODS

a)                             The Purchaser acknowledges that the Shares may not be traded in British Columbia, Alberta or Ontario for a period of four months from the Closing Date upon which the Shares are issued, except as may be otherwise permitted by the Applicable Securities Laws.  The certificates representing the Securities will contain a legend denoting the restrictions on transfer imposed by the Applicable Securities Laws and the Exchanges, and where applicable, Rule 144 of the United States Securities Act of 1933.  The Purchaser agrees to sell, assign or transfer the Shares only in accordance with the requirements of the Applicable Securities Laws and the Exchanges.

b)                            The Purchaser also acknowledges that it has been advised to consult its own legal advisors with respect to applicable resale restrictions and that it is solely responsible (and the Issuer is not in any manner responsible) for complying with such restrictions.

5

5)                             INDEMNITY

a)                             The Purchaser agrees to indemnify and hold harmless the Issuer, and its directors, officers, employees, agents, advisers and shareholders from and against any and all loss, liability, claim, damage and expense whatsoever including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation, administrative proceeding or investigation commenced or threatened or any claim whatsoever arising out of or based upon any representation or warranty of the Purchaser contained herein or in any document furnished by the Purchaser to the Issuer in connection herewith being untrue in any material respect or any breach or failure by the Purchaser to comply with any covenant or agreement made by the Purchaser herein or in any document furnished by the Purchaser to the Issuer in connection herewith.

6)                             MISCELLANEOUS

a)                             Upon acceptance of the subscription contained herein by the Issuer, this Subscription Agreement shall constitute a valid and binding agreement between the parties, subject only to the approval thereof by the Exchanges.

b)                            Neither this Subscription Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

c)                             The parties to this Subscription Agreement will execute and deliver all such further and other deeds, documents and assurances, and will perform all such further and other acts as may, in the opinion of counsel for the Issuer, be necessary for the purposes of giving effect to or perfecting the transaction contemplated by this Subscription Agreement.

d)                            This Subscription Agreement constitutes the entire agreement between the parties and there are no representations, warranties or collateral agreements, express or implied, other than as expressly set forth herein.

e)                             The parties to this Subscription Agreement may amend this Subscription Agreement only in writing.

f)                             Time is of the essence of this Subscription Agreement and will be calculated in accordance with the provisions of the Interpretation Act(British Columbia).

g)                            This Subscription Agreement will be governed by and construed in accordance with the laws of British Columbia and the parties hereby irrevocably attorn to the jurisdiction of the Courts of such Province.

h)                            This Subscription Agreement may not be assigned by any party hereto .

i)                              A party to this Subscription Agreement will give all notices to or other written communications with the other party to this Subscription Agreement concerning this Subscription Agreement by hand or by registered mail addressed to the address given above.

j)                              This Subscription Agreement shall enure to the benefit of and is binding upon the parties to this Subscription Agreement and their successors.

k)                              This Agreement requires the Purchaser to provide certain personal information to the Issuer.  Such information is being collected by the Issuer for the purposes of completing the Private Placement, which includes, without limitation, determining the Purchaser's eligibility to purchase the Shares under applicable securities legislation, preparing and registering certificates representing the Shares to be issued to the Purchaser and completing filings required by any stock exchange on which the Issuer's securities are listed or any applicable securities regulatory authority having jurisdiction.  The Purchaser's personal information will be delivered by the Issuer to and is being collected indirectly by: (a) stock exchanges on which the Issuer's securities are listed for the purposes of  conducting background checks, verifying the personal information provided, conducting enforcement proceedings, or performing other investigations as required by or to ensure compliance with all applicable rules and policies of such exchanges; (b) securities regulatory authorities having jurisdiction over the Issuer for the purposes of the administration and enforcement of applicable securities legislation; (c) the Issuer's registrar and transfer agent for the purposes of the issuance of the securities and maintenance and administration of the central register of shareholders of the Issuer; and (d) any of the other parties involved in the Private Placement for the purposes of completing the transaction.  By executing this Agreement, the Purchaser is deemed to be consenting to the foregoing collection, use and disclosure of the Purchaser's personal information.  The Purchaser also consents to the Issuer's filing of copies or originals of any of the Purchaser's documents described in this Agreement as may be required to be filed with any stock exchange or securities regulatory authority in connection with the transactions contemplated hereby.  If the Purchaser is a resident of Ontario, for questions about the collection of personal information by the Ontario Securities Commission, please contact the Administrative Assistant to the Director of Corporate Finance, Suite 1903, Box 5520, Queen Street West, Toronto, Ontario, M5H 3S8, ph: (416) 593-8086.

6

l)                               The Purchaser confirms that the funds representing the Purchaser's subscription funds which will be advanced by the Purchaser to the Issuer hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act("PCA"), and the Purchaser acknowledges that the Issuer may in the future be required by law to disclose the Purchaser's name and other information relating to this Agreement and the Purchaser's subscription hereunder, on a confidential basis, pursuant to the PCA.  To the best of the Purchaser's knowledge (i) the Purchaser's Subscription Funds: (A) have not been nor will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States of America, or any other jurisdiction, and (B) are not being tendered on behalf of a person or entity who has not been identified to the Issuer; and (ii) the Purchaser will promptly notify the Issuer if the Purchaser discovers that any of such representations ceases to be true, and will provide the Issuer with appropriate information in connection therewith.

m)                            The Issuer shall be entitled to rely on delivery of a facsimile copy of this Subscription Agreement, and acceptance by the Issuer of a facsimile copy of this Subscription Agreement shall create a legal, valid and binding agreement between the Purchaser and the Issuer in accordance with its terms.

n)                             This Subscription Agreement may be signed by the parties in as many counterparts as may be deemed necessary, each of which so signed shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties have executed and delivered this Subscription Agreement as of and from the date first above written.

Purchaser:

JAMES E. SINCLAIR

Signed

                                                                                                                Signed

Witness                                                                                                  Signature

99 Amenia Union Road

Sharon, Connecticut, USA 06069

Address

ACCEPTED BY the Issuer as of and from the date first above written.

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:         Signed

       Authorized Signatory

7

SCHEDULE "A"

U.S. ACCREDITED INVESTOR QUESTIONNAIRE

The undersigned Purchaser understands and agrees that the Shares of Tanzanian Royalty Exploration Corp. (the "Issuer") have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or applicable state securities laws, and the Shares are being offered and sold by the Issuer to the Purchaser in reliance upon Rule 506 of Regulation D under the 1933 Act.

The undersigned represents, warrants and covenants (which representations, warranties and covenants shall survive the Closing) to the Issuer (and acknowledges that the Issuer is relying thereon) that:

(n)                 it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits, and risks of the investment and it is able to bear the economic risk of loss of the investment;

(o)                 it is purchasing the Shares for its own account or for the account of one or more persons for investment purposes only and not with a view to resale or distribution and, in particular, it has no intention to distribute either directly or indirectly any of the Shares in the United States; provided, however, that the Purchaser may sell or otherwise dispose of any of the Shares pursuant to registration thereof pursuant to the 1933 Act and any applicable state securities laws or under an exemption from such registration requirements;

(p)                 it, and if applicable, each person for whose account it is purchasing the Shares satisfies one or more of the categories of "accredited investor" indicated below ( the Purchaser must initial the appropriate line(s)):

                                  Category 1.         A bank, as defined in Section 3(a)(2) of the 1933 Act, whether acting in its individual or fiduciary capacity;

                                 Category 2.          A savings and loan association or other institution as defined in Section 3(a)(5)(A) of the 1933 Act, whether acting in its individual or fiduciary capacity;

                                 Category 3.          A broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934;

                                 Category 4.          An insurance company as defined in Section 2(13) of the 1933 Act;

                                 Category 5.          An investment company registered under the United States Investment Company Act of 1940;

                                 Category 6.          A business development company as defined in Section 2(a)(48) of the United States Investment Company Act of 1940;

                                 Category 7.          A small business investment company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;

                                 Category 8.          A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with total assets in excess of U.S. $5,000,000;

                                 Category 9.          An employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974 in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons who are accredited investors;

                                 Category 10.        A private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940;

                                 Category 11.        An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of U.S. $5,000,000;

                                 Category 12.        Any director or executive officer of the Issuer;

                                 Category 13.        A natural person whose individual net worth, or joint net worth with that person's spouse, at the date hereof exceeds U.S.$1,000,000;

                                 Category 14.        A natural person who had an individual income in excess of U.S.$200,000 in each of the two most recent years or joint income with that person's spouse in excess of U.S.$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

                                 Category 15.        A trust, with total assets in excess of U.S.$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the 1933 Act; or

                                 Category 16.        Any entity in which all of the equity owners meet the requirements of at least one of the above categories;

(q)                 it has not purchased the Shares as a result of any form of general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(r)                  it understands that if it decides to offer, sell or otherwise transfer the Shares, it will not offer, sell or otherwise transfer any of such Shares directly or indirectly, unless:

(ix)               the transfer is to the Issuer;

(x)                 the transfer is made outside the United States in a transaction meeting the requirements of Rule 904 under the 1933 Act and in compliance with applicable local laws and regulations;

(xi)               the transfer is made in compliance with the exemption from the registration requirements under the 1933 Act provided by Rule 144 thereunder, if available, and in accordance with applicable state securities laws; or

(xii)              the Shares are transferred in a transaction that does not require registration under the 1933 Act or any applicable state laws and regulations governing the offer and sale of securities; and

it has prior to such sale furnished to the Issuer an opinion of counsel or other evidence of exemption, in either case reasonably satisfactory to the Issuer;

(s)                  it understands that upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the 1933 Act or applicable U.S. state laws and regulations, the certificates representing the common shares and any shares issued upon exercise of the Warrants will bear a legend in substantially the following form:

"The securities represented hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act").  These securities may be offered, sold, pledged or otherwise transferred only (a) to the company, (b) outside the United States in compliance with Rule 904 under the 1933 Act, (c) in compliance with the exemption from the registration requirements under the 1933 Act provided by Rule 144 thereunder, if available, and in accordance with applicable State securities laws, or (d) in a transaction that does not require registration under the 1933 Act or any applicable State laws, and the holder has, prior to such sale, furnished to the company an opinion of counsel or other evidence of exemption, in either case reasonably satisfactory to the company.  Delivery of this certificate may not constitute "good delivery" in settlement of transactions on stock exchanges in Canada. If the securities are being sold at any time the Company is a "foreign issuer" as defined in Rule 902 under the 1933 Act, a new certificate, bearing no legend, the delivery of which will constitute "good delivery" may be obtained from the company's transfer agent upon delivery of this certificate and a duly executed declaration, in form satisfactory to the company and the company's transfer agent to the effect that the sale of the securities is being made in compliance with Rule 904 under the 1933 Act."

2

provided, that if securities are being sold under clause (b) in the legend above, at a time when the Issuer is a "foreign issuer" as defined in Rule 902 under the 1933 Act, the legend set forth above may be removed by providing a declaration in such form as the Issuer may from time to time prescribe to the Issuer's transfer agent, to the effect that the sale of the securities is being made in compliance with Rule 904 under the 1933 Act;

(t)                  if any of the securities are being sold pursuant to Rule 144 of the 1933 Act, the legend may be removed by delivery to the Issuer's transfer agent of an opinion satisfactory to the Issuer to the effect that the legend is no longer required under applicable requirements of the 1933 Act or state securities laws;

(u)                 it has had the opportunity to ask questions of and receive answers from the Issuer regarding the investment, and has received all the information regarding the Issuer that it has requested;

(v)                 it understands that the Issuer may instruct its registrar and transfer agent not to record any transfer of Shares without first being notified by the Issuer that it is satisfied that such transfer is exempt from or not subject to the registration requirements of the 1933 Act and applicable state securities laws;

(w)                it consents to the Issuer making a notation on its records or giving instruction to the registrar and transfer agent of the Issuer in order to implement the restrictions on transfer set forth and described herein;

(x)                 it understands and acknowledges that the Issuer has no obligation or present intention of filing with the United States Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resale of the Shares in the United States;

(y)                 the office or other address of the Purchaser at which the Purchaser received and accepted the offer to purchase the Shares is the address listed on the signature page of the Subscription Agreement; and

(z)                 it acknowledges that the representations, warranties and covenants contained in this agreement are made by it with the intent that they may be relied upon by the Issuer in determining its eligibility or the eligibility of others on whose behalf it is contracting thereunder to purchase Shares.  It agrees that by accepting Shares it shall be representing and warranting that the representations and warranties above are true as at the Closing with the same force and effect as if they had been made by it at the Closing and that they shall survive the purchase by it of Shares and shall continue in full force and effect notwithstanding any subsequent disposition by it of such securities.

The Purchaser undertakes to notify the Issuer immediately of any change in any representation, warranty or other information relating to the Purchaser set forth herein which takes place prior to the Closing.

IN WITNESS WHEREOF, the undersigned has executed this Questionnaire as of the ____ day of _______________________________, 200____

If a Corporation, Partnership or Other Entity : Name of Entity	If an Individual: Signed Signature
Type of Entity	Print or Type Name
Signature of Person Signing

3

Exhibit 4.14

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT is made as of the 1st day of February, 2009.

BETWEEN:

TANZANIAN ROYALTY EXPLORATION CORPORATION, of Suite 404 - 1688 152 ndStreet, South Surrey, British Columbia, V4A 4N2

(the "Issuer")

OF THE FIRST PART

AND:

JAMES E. SINCLAIR, of 99 Amenia Union Road, Sharon, Connecticut, U.S.A., 06069

Telephone:            (860) 364-1830

E-mail: trechairman108@mac.com

(the "Purchaser")

OF THE SECOND PART

WHEREAS:

A.                            The Issuer's common shares are listed on The Toronto Stock Exchange and the NYSE Alternext US LLP (collectively, the "Exchanges") and the Issuer is subject to the regulatory jurisdiction of the Exchanges and each of the British Columbia, Alberta and Ontario Securities Commissions (collectively, the "Commissions");

B.                            The Purchaser presently holds 2,947,034 common shares of the Issuer.

1)                             SUBSCRIPTION

a)                             The Purchaser hereby subscribes for and agrees to purchase from the Issuer an aggregate of $3,000,000 worth of common shares (in Canadian funds) in the capital of the Issuer (the "Shares") in eight (8) separate quarterly tranches (each a "Closing"); the Closing of each tranche to occur on the date specified in Section 3 hereof (each a "Closing Date").  The price to be paid by the Purchaser per Share on each Closing Date shall be the greater of the five day weighted average trading price on the Toronto Stock Exchange of the Issuer's common shares for the last five consecutive trading days of each quarterly period immediately preceding such Closing Date, or the closing price on the last trading day of each quarterly period.  For purposes hereof, the initial quarterly period shall commence February 1, 2009.

b)                            This is a subscription only and will not become an agreement between the Issuer and the Purchaser, until this subscription is accepted by the Issuer upon its signing this subscription in the space below.  A reference to this "Subscription Agreement" or this "Agreement" in this subscription refers to this subscription and the agreement formed on acceptance by the Issuer.  The Purchaser waives the necessity for the Issuer to communicate acceptance of this subscription and acknowledges that this subscription will become a binding agreement on acceptance by the Issuer.

c)                             The Purchaser shall pay for the Shares upon each Closing Date in accordance with the provisions of Section 3.4 below, or shall make payment in such other manner as is acceptable to the Issuer, failing which the Issuer shall have the right to rescind this Subscription Agreement, in addition to any other legal rights it may have.

2)                             ACKNOWLEDGMENTS, REPRESENTATIONS AND WARRANTIES

a)                              The Purchaser acknowledges, represents and warrants, as at the date hereof and as at each Closing Date, that:

i)              no prospectus has been filed by the Issuer with the Commissions in connection with the issuance of the Shares, the issuance is exempted from the prospectus requirements of the Securities Actsof Alberta, British Columbia and Ontario and the respective rules and regulations thereto (hereinafter collectively referred to as the "Applicable Securities Laws"), and that:

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

ii)             the Purchaser is purchasing the Shares as principal for his own account and not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Shares;

iii)            the Purchaser is a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer and is an "accredited investor" as that term is defined in Rule 505 of Regulation D of the United States Securities Act of 1933, as amended;

iv)           the representations, warranties and statements of fact made by the Purchaser herein are true and correct as of the date hereof and will be true on each Closing Date;

v)            the Shares were not offered to the Purchaser through an advertisement in printed media of general and regular paid circulation, radio or television;

vi)           the offer made by this subscription is irrevocable and requires acceptance by the Issuer and the approval of the Exchanges;

vii)          the Shares (sometimes hereinafter referred to as the "Securities") have not been, and will not be, registered under the United States Securities Act of 1933, as amended.  Accordingly, any offer or sales in the United States or to such nationals or residents thereof must be pursuant to the registration requirements of the Securities Act of 1933, as amended, or an exemption therefrom.  The Issuer does not make any representation with respect to, nor has it assumed any responsibility for, the registration of the Securities or the availability of any such exemption; and the Issuer does not make any representation as to when, if at any time, the Securities may be resold in the United States or to such nationals or residents thereof;

viii)          this subscription has not been solicited in any manner contrary to Applicable Securities Laws or the United States Securities Act of 1933, as amended;

ix)            no person has made to the Purchaser any written or oral representation:

(1)           that any person will resell or repurchase any of the Securities;

(2)           that any person will refund the purchase price of any of the Securities; or

(3)           as to the future price or value of any of the Securities;

x)              the Purchaser is not a "control person" of the Issuer as defined in the Applicable Securities Laws and will not become a "control person" by virtue of the purchase of the Securities and does not intend to act in concert with any other person to form a control group;

xi)            the Purchaser has no knowledge of a "material fact" or "material change" (as those terms are defined in the Applicable Securities Laws) in the affairs of the Issuer that has not been generally disclosed to the public, save knowledge of this particular transaction;

xii)           the purchase of the Securities has been privately negotiated and arranged and the Purchaser has been invited and afforded the opportunity to conduct a review of all of the Issuer's affairs and records in order that the Purchaser may be properly and fully aware of all of the facts relevant to the Issuer's affairs;

xiii)           the Purchaser has sought and obtained independent legal advice regarding the purchase and re-sale of the Securities under the Applicable Securities Laws;

xiv)          unless the Purchaser is otherwise exempted under the Applicable Securities Laws, the Securities must be unconditionally held for a period of four (4) months from the applicable Closing Date upon which the Securities are issued, except as may be otherwise permitted by the Applicable Securities Laws and the Securities will be subject to resale restrictions pursuant to Rule 144 promulgated under the United States Securities Act of 1933;

xv)           resale of the Securities will be subject to additional resale restrictions beyond the hold periods described immediately above if:

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

xvi)          the certificates representing the Securities will contain a legend or legends denoting restrictions on transfer as referred to herein and, where applicable, the resale restrictions under Rule 144 of the United States Securities Act of 1933;

xvii)          the Purchaser has the legal capacity and competence to enter into and to execute and deliver this Subscription Agreement and to take all actions required pursuant hereto;

xviii)         the entering into of this Subscription Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any law applicable to the Purchaser or of any agreement, written or oral, to which the Purchaser may be a party or by which the Purchaser is or may be bound; and

xix)           this Subscription Agreement has been duly executed and delivered by the Purchaser and constitutes a valid obligation of the Purchaser legally binding upon the Purchaser and enforceable against the Purchaser in accordance with its terms.

b)                            The representations, warranties, covenants and acknowledgments of the Purchaser contained in this Subscription Agreement are made by the Purchaser with the intent that they may be relied upon by the Issuer in determining the Purchaser's eligibility to purchase the Shares hereunder and the Purchaser hereby agrees to indemnify the Issuer against all losses, claims, costs, expenses and damages or liabilities which it may suffer or incur, caused or arising from its reliance thereon and the Purchaser further agrees that by accepting the Shares, the Purchaser shall be representing and warranting that such representations, warranties, covenants and acknowledgments are true as at the Closing Date with the same force and effect as if they had been made by the Purchaser at the Closing Date and that they shall survive the purchase by the Purchaser of the Securities and shall continue in full force and effect notwithstanding any subsequent disposition by the Purchaser of the Securities.

c)                             The Issuer represents and warrants as at the date hereof and as at each Closing Date, that:

i)              the Issuer and its subsidiaries, if any, are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdiction of their incorporation;

ii)             the Issuer will reserve or set aside sufficient shares in the treasury of the Issuer to issue the Securities;

iii)            the Issuer is a "reporting issuer" as defined under the Applicable Securities Laws, and is not on the list of defaulting issuers maintained by the Commissions;

iv)           the Issuer will on each Closing Date, be a "qualifying issuer", as that term is defined under Multilateral Instrument 45-106, and will, prior to the first Closing Date have filed a current Annual Information Form with the Commissions;

v)            the Issuer shall use its best efforts to diligently seek and obtain the acceptance for filing of this Subscription Agreement by the Exchanges and will make all filings necessary to obtain the exemptions from registration and prospectus requirements available under the Applicable Securities Laws respectively in respect of the transaction contemplated hereby;

vi)           the issuance and sale of the Securities by the Issuer does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions or provisions of its constating documents or any agree-ment or instrument to which the Issuer is a party;

vii)          this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Issuer and constitutes a valid obligation of the Issuer legally binding upon it and enforceable in accordance with its terms.

3)                             CLOSINGS

a)                             The parties acknowledge and agree that each Closing shall be subject to the prior receipt of the approval of the Exchanges.

b)                            Each Closing shall take place on or before the third business day following the date on which Exchange approvals to such Closing is received by the Issuer.

c)                             The Issuer agrees that on or before the fifth business day of each quarterly period in which a Closing is to occur pursuant to this Subscription Agreement, it will:

i)              calculate the five day weighted average trading price of the Issuer's common shares for the last five consecutive trading days of the immediately preceding quarterly period, and determine the closing price on the last trading day of each quarterly period;

ii)             issue a news release announcing the particulars of such Closing; and

iii)            submit an application to the Exchanges requesting approval to such Closing.

d)                            On each Closing Date the Purchaser shall deliver to the Issuer:

i)              a cheque in the aggregate amount of $375,000 (or shall wire transfer such amounts into an account designated by the Issuer); and

ii)             a certificate of the Purchaser confirming that the acknowledgments, representations and warranties of the Purchaser contained in Section 2.1 hereof continue to be true as of the applicable Closing Date.

e)                             On each Closing Date, The Issuer shall deliver to the Purchaser:

i)              a certificate representing that number of Shares for the Closing calculated in accordance with the provisions of Section 1.1 herein (registered in the name of the Purchaser or the Purchaser's nominee); and

ii)             a certificate of a senior officer of the Issuer confirming that the representations and warranties of the Issuer contained in Section 2.3 hereof continue to be true as of the applicable Closing Date.

f)                             The acknowledgments, representations and warranties of the Purchaser and the Issuer herein shall survive the Closing Date.

4)                             HOLD PERIODS

a)                             The Purchaser acknowledges that the Shares may not be traded in British Columbia, Alberta or Ontario for a period of four months from the Closing Date upon which the Shares are issued, except as may be otherwise permitted by the Applicable Securities Laws.  The certificates representing the Securities will contain a legend denoting the restrictions on transfer imposed by the Applicable Securities Laws and the Exchanges, and where applicable, Rule 144 of the United States Securities Act of 1933.  The Purchaser agrees to sell, assign or transfer the Shares only in accordance with the requirements of the Applicable Securities Laws and the Exchanges.

5)                             MISCELLANEOUS

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

e)                              Time is of the essence of this Subscription Agreement and will be calculated in accordance with the provisions of the Interpretation Act(British Columbia).

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

Purchaser:

JAMES E. SINCLAIR

Signed

                                                                                                                Signed

Witness                                                                                                  Signature

99 Amenia Union Road

Sharon, Connecticut, USA 06069

Address

ACCEPTED BY the Issuer as of and from the date first above written.

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:         Signed

       Authorized Signatory

Exhibit 4.15

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENTis made the 6th day of November, 2009.

BETWEEN:

TANZANIAN ROYALTY EXPLORATION CORPORATION, of Suite 404 - 1688 15 ndStreet, South Surrey, Vancouver, British Columbia, V4A 4N2

(the "Issuer")

OF THE FIRST PART

AND:

SOPHIA ASSET MANAGEMENT LTD.. a registered adviser pursuant to the laws of the British Virgin Islands, on behalf of SOPHIA GLOBAL INVESTMENTS LTD.,a British Virgin Islands investment company located at Citco Building, Wickhams Cay, Road Town, Tortola, British Virgin Islands

(the "Purchaser")

OF THE SECOND PART

WHEREAS:

(A)             The Issuer's common shares are listed on the Toronto Stock Exchange and the NYSE Amex Equities (collectively, the "Exchanges") and the Issuer is subject to the regulatory jurisdiction of the Exchanges and each of the British Columbia, Alberta and Ontario Securities Commissions (collectively, the "Commissions");

(B)              The Purchaser wishes to subscribe for common shares of the Issuer as provided for herein.

THE PARTIES to this Agreement agree as follows:

SUBSCRIPTION

1.2              The Purchaser hereby subscribes for and agrees to purchase from the Issuer 420,000 common shares in the capital stock of the Issuer (the "Shares"), at a price of CAD$2.718 per Share, representing the five-day weighted-average trading price of the Issuer's common shares on the Toronto Stock Exchange for the period ended November 5, 2009, less a discount of fifteen (15%) per cent.

1.3              This is a subscription only and will not become an agreement between the Issuer and the Purchaser until this subscription is accepted, in writing, by the Issuer.  A reference to this "Subscription Agreement" or this "Agreement" in this subscription refers to this subscription and the agreement formed on acceptance by the Issuer.  The Issuer will communicate acceptance of this subscription to the Purchaser and the Purchaser acknowledges that this subscription will become a binding agreement on acceptance by the Issuer.  In the event that such acceptance is not made by the Issuer within five (5) business days of the date of this Subscription Agreement, the parties acknowledge that this Subscription Agreement shall be null and void.

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

Article 2 -
ACKNOWLEDGMENTS, REPRESENTATIONS AND WARRANTIES

2.1              The Purchaser acknowledges, represents and warrants, as at the date hereof and as at the Closing Date, that:

(i)                 no prospectus has been filed by the Issuer with the Commissions in connection with the issuance of the Shares, the issuance is exempted from the prospectus requirements of the Securities Actof British Columbia and the Securities Actof Alberta and the Securities Actof Ontario and the respective rules and regulations thereto (hereinafter collectively referred to as the "Applicable Securities Laws"), and that:

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

(ii)               the Purchaser is purchasing the Shares as principal for its own account and not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Shares; and if the Purchaser is a "portfolio manager" as defined under the Applicable Securities Laws, the Purchaser understands that it is deemed by the Applicable Securities Laws to be acting as principal when it purchases or sells as an agent for accounts that are fully managed by it;

(iii)             if applicable, the Purchaser will execute and deliver to the Issuer for filing any form(s) required by the NYSE Amex Equities;

(iv)             the Purchaser is an "accredited investor" as defined under National Instrument 45-106 - Prospectus and Registration Exemptions("NI 45-106") and the Purchaser has signed and delivered to the Issuer the Accredited Investor Certificate attached hereto as Schedule "A";

(v)               the representations, warranties and statements of fact made by the Purchaser herein are true and correct as of the date hereof and will be true on the Closing Date;

(vi)             the Shares were not offered to the Purchaser through an advertisement in printed media of general and regular paid circulation, radio or television;

(vii)           the offer made by this subscription is irrevocable and requires acceptance by the Issuer and the approval of the Exchanges;

(viii)         the Shares have not been, and will not be, registered under the United States Securities Actof 1933, as amended.  Accordingly, any offer or sales in the United States or to such nationals or residents thereof must be pursuant to the registration requirements of the Securities Act of 1933, as amended, or an exemption therefrom.  The Issuer does not make any representation with respect to, nor has it assumed any responsibility for, the registration of the Shares or the availability of any such exemption; and the Issuer does not make any representation as to when, if at any time, the Shares may be resold in the United States or to such nationals or residents thereof;

(ix)             this subscription has not been solicited in any manner contrary to Applicable Securities Laws or the United States Securities Act of 1933, as amended;

(x)               no person has made to the Purchaser any written or oral representation:

(a)                that any person will resell or repurchase any of the Shares;

(b)               that any person will refund the purchase price of any of the Shares; or

(c)                as to the future price or value of any of the Shares;

(xi)             the Purchaser is not a "control person" of the Issuer as defined in the Applicable Securities Laws and will not become a "control person" by virtue of the purchase of the Shares and does not intend to act in concert with any other person to form a control group;

(xii)           the Purchaser has no knowledge of a "material fact" or "material change" (as those terms are defined in the Applicable Securities Laws) in the affairs of the Issuer that has not been generally disclosed to the public, save knowledge of this particular transaction;

(xiii)         the purchase of the Shares has been privately negotiated and arranged and the Purchaser or its agent has been invited and afforded the opportunity to conduct a review of all of the Issuer's affairs and records in order that the Purchaser may be properly and fully aware of all of the facts relevant to the Issuer's affairs;

(xiv)         the Purchaser has sought and obtained independent legal advice regarding the purchase and re-sale of the Shares under the Applicable Securities Laws;

(xv)           unless pursuant to a resale otherwise exempted under the Applicable Securities Laws, the Shares must be unconditionally held for a period of four (4) months from the Closing Date, except as may be otherwise permitted by the Applicable Securities Laws and if the Purchaser is a resident of the United States of America, the Shares will be subject to resale restrictions pursuant to Rule 144 promulgated under the United States Securities Act of 1933;

(xvi)         the certificates representing the Shares will contain a legend or legends denoting restrictions on transfer as referred to herein and, where applicable, the resale restrictions under Rule 144 of the United States Securities Act of 1933;

(xvii)       the Purchaser has the legal capacity and competence to enter into and to execute and deliver this Subscription Agreement and to take all actions required pursuant hereto, and the Purchaser is duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation and all necessary approvals by its directors, shareholders and others have been given to authorize execution of this Subscription Agreement on behalf of the Purchaser;

(xviii)     the entering into of this Subscription Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of, the Purchaser or of any agreement, written or oral, to which the Purchaser may be a party or by which the Purchaser is or may be bound; and

(xix)         this Subscription Agreement has been duly executed and delivered by the Purchaser and constitutes a valid obligation of the Purchaser legally binding upon the Purchaser and enforceable against the Purchaser in accordance with its terms.

2.2              The representations, warranties, covenants and acknowledgments of the Purchaser contained in this Subscription Agreement are made by the Purchaser with the intent that they may be relied upon by the Issuer in determining the Purchaser's eligibility to purchase the Shares hereunder and the Purchaser hereby agrees to indemnify the Issuer against all losses, claims, costs, expenses and damages or liabilities which it may suffer or incur, caused or arising from its reliance thereon and the Purchaser further agrees that by accepting the Shares, the Purchaser shall be representing and warranting that such representations, warranties, covenants and acknowledgments are true as at the Closing Date with the same force and effect as if they had been made by the Purchaser at the Closing Date and that they shall survive the purchase by the Purchaser of the Shares and shall continue in full force and effect notwithstanding any subsequent disposition by the Purchaser of the Shares.

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

(iii)             the Issuer is a "reporting issuer" as defined under the Applicable Securities Laws, and is not on the list of defaulting issuers maintained by the Commissions;

(iv)             the Issuer is a "qualifying issuer", as that term is defined under NI 45-106, and has filed a current Annual Information Form with the Commissions;

(v)               the outstanding Shares are listed and posted for trading on the Toronto Stock Exchange;

(vi)             the Issuer shall use its best efforts to diligently seek and obtain the acceptance for filing of this Subscription Agreement by the Exchanges and will make all filings necessary to obtain the exemptions from registration and prospectus requirements available under the Applicable Securities Laws respectively in respect of the transaction contemplated hereby;

(vii)           the issuance and sale of the Shares by the Issuer does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions or provisions of its constating documents or any agreement or instrument to which the Issuer is a party; and

(viii)         this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Issuer and constitutes a valid obligation of the Issuer legally binding upon it and enforceable in accordance with its terms.

Article 3 -
CLOSING DATE

3.1              The closing of the transaction contemplated by this Subscription Agreement will take place within five business days of the receipt by the Issuer of final acceptance for filing by the Exchanges of this Subscription Agreement (the date of closing being referred to herein as the "Closing Date").

3.2              Within three business days of receipt of notice from the Issuer that final acceptance for filing has been given by the Exchanges, the Purchaser shall deliver to the Issuer a certified cheque or banker's draft for the total purchase price of the Shares or wire transfer the funds to the Issuer's bank account, in accordance with the instructions set out in the Issuer's notice to the Purchaser.

3.3              On the Closing Date, the Issuer will deliver to the Purchaser, against payment for the Shares, the certificate representing the Shares registered in the name of the Purchaser or the Purchaser's nominee.

3.4              On the Closing Date, the Issuer will deliver to the Purchaser such copies of approvals or other documents as the Purchaser may reasonably request.

3.5              The acknowledgments, representations and warranties of the Purchaser and the Issuer herein shall survive the Closing Date.

Article 4 -
HOLD PERIODS

4.1              The Purchaser acknowledges that the Shares may not be traded in Ontario, including over the Toronto Stock Exchange, or British Columbia for a period of four months from the date hereof (the "Hold Period"), except as may be otherwise permitted by the Applicable Securities Laws.  The certificates representing the Shares will contain a legend denoting the restrictions on transfer imposed by the Applicable Securities Laws, and where applicable, Rule 144 of the United States Securities Act of 1933.  The Purchaser agrees to sell, assign or transfer the Shares only in accordance with the requirements of the Applicable Securities Laws.  The Issuer makes no representations as to the laws of any jurisdiction other than Canada.

4.2              The Issuer agrees to use diligent good faith efforts to provide assistance to the Purchaser to enable the Purchaser to take the steps necessary, including communication with the Issuer's transfer agent, assistance of the Issuer's counsel and preparation of the necessary documents, to obtain freely tradeable Shares following the expiry of the Hold Period.

Article 5 -
POWER OF ATTORNEY

5.1              Effective upon the acceptance by the Issuer of this Agreement, the Purchaser:

(i)                 irrevocably appoints the President or Secretary of the Issuer (the "Attorney") as the Purchaser's attorney and agent, with full power of substitution, to execute, swear to, acknowledge, deliver, make, file, amend and record when and as necessary, any instrument, pooling agreement, acknowledgment, undertaking, direction or other document required to be filed by the Issuer or the Purchaser with any competent securities regulatory authority or stock exchange in connection with the purchase and sale of the Shares, or necessary, in the opinion of the Attorney, to complete or perfect the transactions contemplated by this Agreement;

(ii)               declares that the power of attorney hereby granted is irrevocable and will survive the death, incapacity or bankruptcy of the Purchaser and will extend to and bind the Purchaser and the Purchaser's heirs, assigns, executors, trustees in bankruptcy or other legal representatives or successors; and

(iii)             agrees to be bound by any representations made or actions taken by the Attorney if such representations or actions are made or taken in good faith and in accordance with the power of attorney hereby granted, and the Purchaser waives any and all defences which may be available to the Purchaser to deny, contest, or disaffirm any such representations or actions.

Article 6 -
MISCELLANEOUS

6.1              Upon acceptance of the subscription contained herein by the Issuer, this Subscription Agreement shall constitute a valid and binding agreement between the parties, subject only to the approval thereof by the Exchanges.

6.2              The parties to this Subscription Agreement will execute and deliver all such further and other deeds, documents and assurances, and will perform all such further and other acts as may, in the opinion of counsel for the Issuer, be necessary for the purposes of giving effect to or perfecting the transaction contemplated by this Subscription Agreement.

6.3              This Subscription Agreement constitutes the entire agreement between the parties and there are no representations, warranties or collateral agreements, express or implied, other than as expressly set forth herein.

6.4              The parties to this Subscription Agreement may amend this Subscription Agreement only in writing.

6.5              Time is of the essence of this Subscription Agreement and will be calculated in accordance with the provisions of the Interpretation Act(British Columbia).

6.6              This Subscription Agreement will be governed by and construed in accordance with the laws of British Columbia and the parties hereby irrevocably attorn to the jurisdiction of the Courts of such Province.

6.7              A party to this Subscription Agreement will give all notices to or other written communications with the other party to this Subscription Agreement concerning this Subscription Agreement by hand or by registered mail addressed to the address given above.

6.8              This Subscription Agreement shall enure to the benefit of and is binding upon the parties to this Subscription Agreement and their successors and permitted assigns.

- REMAINDER OF PAGE INTENTIONALLY BLANK -

IN WITNESS WHEREOF the parties have executed and delivered this Subscription Agreement on the date first above written.

SOPHIA ASSET MANAGEMENT LTD. on behalf of SOPHIA GLOBAL INVESTMENTS LTD.

By: Signed
Name: Charles Firmin-Didot Title: Director

ACCEPTED BY the Issuer as of November _____, 2009.

TANZANIAN ROYALTY EXPLORATION CORPORATION

By: Signed
Authorized Signatory

::ODMA\PCDOCS\TOR01\4219953\3

SCHEDULE "A"

Accredited Investor Status CERTIFICATE

TO:                 TANZANIAN ROYALTY EXPLORATION CORPORATION

FROM:           SOPHIA ASSET MANAGEMENT LTD. on behalf of SOPHIA GLOBAL INVESTMENTS LTD. (the "Subscriber")

DATE:            November 6, 2009

The categories listed herein contain certain specifically defined terms which are in bold.  Definitions for those terms are included in this certificate.

The Subscriber is an accredited investor within the meaning of National Instrument 45-106 - Prospectus and Registration Exemptionsby virtue of being:

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

1.1 a Canadian financial institution , or a Schedule III bank
1.2 the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act(Canada)

1.3              a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary , except the voting securities required by law to be owned by directors of that subsidiary

1.4              a person registered under the securities legislation of a jurisdiction as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act(Ontario) or the Securities Act(Newfoundland and Labrador)

1.5 a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada
1.6 an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (e) in form and function;
X

1.7              a person acting on behalf of a fully managed account managed by that person, if that person

1.7.1        is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and

1.7.2        in Ontario, is purchasing a security that is not a security of an investment fund

For the purposes hereof, the following definitions are included for convenience:

"Canadian financial institution" means

an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

"director" means

a member of the board of directors of a company or an individual who performs similar functions for a company, and with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company;

"foreign jurisdiction" means a country other than Canada or a political subdivision of a country other than Canada;

"jurisdiction" means a province or territory of Canada except when used in the term foreign jurisdiction;

"person" includes

1.7.1        an individual,

1.7.2        a corporation,

1.7.3        a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

1.7.4        an individual or other person in that person's capacity as a trustee, executor, administrator or personal or other legal representative;

"Schedule III bank" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

"subsidiary" means an issuer that is controlleddirectly or indirectly by another issuer and includes a subsidiary of that subsidiary; and

Control

A person (first person) is considered to control another person (second person) if:

(i)         the first person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation;

(ii)        the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership; or

(iii)       the second person is a limited partnership and the general partner of the limited partnership is the first person.

SOPHIA ASSET MANAGEMENT LTD.

on behalf of

SOPHIA GLOBAL INVESTMENTS LTD.

By:      Signed

         Name: Charles Firmin-Didot

         Title: Director

Exhibit 4.16

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENTis made the 6thday of November, 2009.

BETWEEN:

TANZANIAN ROYALTY EXPLORATION CORPORATION, of Suite 404 - 1688 15 ndStreet, South Surrey, Vancouver, British Columbia, V4A 4N2

(the "Issuer")

OF THE FIRST PART

AND:

BPI REESTRUTURACOES, a Portuguese undertaking for collective investment in transferable securities (UCITS) hereby represented by BPI Gestao de Activos, Sociedade Gestora de Fundos de Investimento Mobiliario, SA a Portuguese fund management company with its address at  Rua Braamcamp, 11, 1250-049, Lisbon

(the "Purchaser")

OF THE SECOND PART

WHEREAS:

(A)             The Issuer's common shares are listed on the Toronto Stock Exchange and the NYSE Amex Equities (collectively, the "Exchanges") and the Issuer is subject to the regulatory jurisdiction of the Exchanges and each of the British Columbia, Alberta and Ontario Securities Commissions (collectively, the "Commissions");

(B)              The Purchaser currently holds 861,500 common shares of the Issuer.

THE PARTIES to this Agreement agree as follows:

SUBSCRIPTION

6.9              The Purchaser hereby subscribes for and agrees to purchase from the Issuer 387,000 common shares in the capital stock of the Issuer (the "Shares"), at a price of CAD$2.718 per Share, representing the five-day weighted-average trading price of the Issuer's common shares on the Toronto Stock Exchange for the period ended November 5, 2009, less a discount of fifteen (15%) per cent.

6.10          This is a subscription only and will not become an agreement between the Issuer and the Purchaser until this subscription is accepted, in writing, by the Issuer.  A reference to this "Subscription Agreement" or this "Agreement" in this subscription refers to this subscription and the agreement formed on acceptance by the Issuer.  The Purchaser waives the necessity for the Issuer to communicate acceptance of this subscription and acknowledges that this subscription will become a binding agreement on acceptance by the Issuer.

6.11          The Purchaser shall pay for the Shares upon its execution of this Subscription Agreement by delivery in accordance with the provisions of Section 3.2 below, or shall make payment in such other manner as is acceptable to the Issuer, failing which the Issuer shall have the right to rescind this Subscription Agreement, in addition to any other legal rights it may have.

Article 7 -
ACKNOWLEDGMENTS, REPRESENTATIONS AND WARRANTIES

7.1              The Purchaser acknowledges, represents and warrants, as at the date hereof and as at the Closing Date, that:

(i)                 no prospectus has been filed by the Issuer with the Commissions in connection with the issuance of the Shares, the issuance is exempted from the prospectus requirements of the Securities Actof British Columbia and the Securities Actof Alberta and the Securities Actof Ontario and the respective rules and regulations thereto (hereinafter collectively referred to as the "Applicable Securities Laws"), and that:

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

(ii)               the Purchaser is purchasing the Shares as principal for its own account and not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Shares; and if the Purchaser is a "portfolio manager" as defined under the Applicable Securities Laws, the Purchaser understands that it is deemed by the Applicable Securities Laws to be acting as principal when it purchases or sells as an agent for accounts that are fully managed by it;

(iii)             if applicable, the Purchaser will execute and deliver to the Issuer for filing any form(s) required by the NYSE Amex Equities;

(iv)             the Purchaser is an "accredited investor" as defined under National Instrument 45-106 - Prospectus and Registration Exemptions("NI 45-106") and the Purchaser has signed and delivered to the Issuer the Accredited Investor Certificate attached hereto as Schedule "A";

(v)               the representations, warranties and statements of fact made by the Purchaser herein are true and correct as of the date hereof and will be true on the Closing Date;

(vi)             the Shares were not offered to the Purchaser through an advertisement in printed media of general and regular paid circulation, radio or television;

(vii)           the offer made by this subscription is irrevocable and requires acceptance by the Issuer and the approval of the Exchanges;

(viii)         the Shares have not been, and will not be, registered under the United States Securities Actof 1933, as amended.  Accordingly, any offer or sales in the United States or to such nationals or residents thereof must be pursuant to the registration requirements of the Securities Act of 1933, as amended, or an exemption therefrom.  The Issuer does not make any representation with respect to, nor has it assumed any responsibility for, the registration of the Shares or the availability of any such exemption; and the Issuer does not make any representation as to when, if at any time, the Shares may be resold in the United States or to such nationals or residents thereof;

(ix)             this subscription has not been solicited in any manner contrary to Applicable Securities Laws or the United States Securities Act of 1933, as amended;

(x)               no person has made to the Purchaser any written or oral representation:

(a)                that any person will resell or repurchase any of the Shares;

(b)               that any person will refund the purchase price of any of the Shares; or

(c)                as to the future price or value of any of the Shares;

(xi)             the Purchaser is not a "control person" of the Issuer as defined in the Applicable Securities Laws and will not become a "control person" by virtue of the purchase of the Shares and does not intend to act in concert with any other person to form a control group;

(xii)           the Purchaser has no knowledge of a "material fact" or "material change" (as those terms are defined in the Applicable Securities Laws) in the affairs of the Issuer that has not been generally disclosed to the public, save knowledge of this particular transaction;

(xiii)         the purchase of the Shares has been privately negotiated and arranged and the Purchaser or its agent has been invited and afforded the opportunity to conduct a review of all of the Issuer's affairs and records in order that the Purchaser may be properly and fully aware of all of the facts relevant to the Issuer's affairs;

(xiv)         the Purchaser has sought and obtained independent legal advice regarding the purchase and re-sale of the Shares under the Applicable Securities Laws;

(xv)           unless pursuant to a resale otherwise exempted under the Applicable Securities Laws, the Shares must be unconditionally held for a period of four (4) months from the Closing Date, except as may be otherwise permitted by the Applicable Securities Laws and if the Purchaser is a resident of the United States of America, the Shares will be subject to resale restrictions pursuant to Rule 144 promulgated under the United States Securities Act of 1933;

(xvi)         the certificates representing the Shares will contain a legend or legends denoting restrictions on transfer as referred to herein and, where applicable, the resale restrictions under Rule 144 of the United States Securities Act of 1933;

(xvii)       the Purchaser has the legal capacity and competence to enter into and to execute and deliver this Subscription Agreement and to take all actions required pursuant hereto, and the Purchaser is duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation and all necessary approvals by its directors, shareholders and others have been given to authorize execution of this Subscription Agreement on behalf of the Purchaser;

(xviii)     the entering into of this Subscription Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of, the Purchaser or of any agreement, written or oral, to which the Purchaser may be a party or by which the Purchaser is or may be bound; and

(xix)         this Subscription Agreement has been duly executed and delivered by the Purchaser and constitutes a valid obligation of the Purchaser legally binding upon the Purchaser and enforceable against the Purchaser in accordance with its terms.

7.2              The representations, warranties, covenants and acknowledgments of the Purchaser contained in this Subscription Agreement are made by the Purchaser with the intent that they may be relied upon by the Issuer in determining the Purchaser's eligibility to purchase the Shares hereunder and the Purchaser hereby agrees to indemnify the Issuer against all losses, claims, costs, expenses and damages or liabilities which it may suffer or incur, caused or arising from its reliance thereon and the Purchaser further agrees that by accepting the Shares, the Purchaser shall be representing and warranting that such representations, warranties, covenants and acknowledgments are true as at the Closing Date with the same force and effect as if they had been made by the Purchaser at the Closing Date and that they shall survive the purchase by the Purchaser of the Shares and shall continue in full force and effect notwithstanding any subsequent disposition by the Purchaser of the Shares.

7.3              The Issuer represents and warrants as at the date hereof and as at the Closing Date, that:

(i)                 the Issuer and its subsidiaries, if any, are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdiction of their incorporation;

(ii)               the Issuer will reserve or set aside sufficient shares in the treasury of the Issuer to issue the Shares;

(iii)             the Issuer is a "reporting issuer" as defined under the Applicable Securities Laws, and is not on the list of defaulting issuers maintained by the Commissions;

(iv)             the Issuer is a "qualifying issuer", as that term is defined under NI 45-106, and has filed a current Annual Information Form with the Commissions;

(v)               the outstanding Shares are listed and posted for trading on the Toronto Stock Exchange;

(vi)             the Issuer shall use its best efforts to diligently seek and obtain the acceptance for filing of this Subscription Agreement by the Exchanges and will make all filings necessary to obtain the exemptions from registration and prospectus requirements available under the Applicable Securities Laws respectively in respect of the transaction contemplated hereby;

(vii)           the issuance and sale of the Shares by the Issuer does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions or provisions of its constating documents or any agreement or instrument to which the Issuer is a party;

(viii)         this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Issuer and constitutes a valid obligation of the Issuer legally binding upon it and enforceable in accordance with its terms;

Article 8 -
CLOSING DATE

8.1              The closing of the transaction contemplated by this Subscription Agreement will take place within five business days of the receipt by the Issuer of final acceptance for filing by the Exchanges of this Subscription Agreement (the date of closing being referred to herein as the "Closing Date").

8.2              Upon execution of this Subscription Agreement, the Purchaser shall deliver to the Issuer a certified cheque or banker's draft for the total purchase price of the Shares or wire transfer the funds to a mutually acceptable escrow agent.

8.3              On the Closing Date, the Issuer will deliver to the Purchaser, against payment for the Shares, the certificate representing the Shares registered in the name of the Purchaser or the Purchaser's nominee.

8.4              On the Closing Date, the Issuer will deliver to the Purchaser such copies of approvals or other documents as the Purchaser may reasonably request.

8.5              The acknowledgments, representations and warranties of the Purchaser and the Issuer herein shall survive the Closing Date.

Article 9 -
HOLD PERIODS

9.1              The Purchaser acknowledges that the Shares may not be traded in Ontario, including over the Toronto Stock Exchange, or British Columbia for a period of four months from the date hereof, except as may be otherwise permitted by the Applicable Securities Laws.  The certificates representing the Shares will contain a legend denoting the restrictions on transfer imposed by the Applicable Securities Laws, and where applicable, Rule 144 of the United States Securities Act of 1933.  The Purchaser agrees to sell, assign or transfer the Shares only in accordance with the requirements of the Applicable Securities Laws.  The Issuer makes no representations as to the laws of any jurisdiction other than Canada.

Article 10 -
POWER OF ATTORNEY

10.1          Effective upon the acceptance by the Issuer of this Agreement, the Purchaser:

(i)                 irrevocably appoints the President or Secretary of the Issuer (the "Attorney") as the Purchaser's attorney and agent for a period of four (4) months from the date of this Agreement (the "Effective Period"), with full power of substitution, to execute, swear to, acknowledge, deliver, make, file, amend and record when and as necessary, any instrument, pooling agreement, acknowledgment, undertaking, direction or other document required to be filed by the Issuer or the Purchaser with any competent securities regulatory authority or stock exchange in connection with the purchase and sale of the Shares, or necessary, in the opinion of the Attorney, to complete or perfect the transactions contemplated by this Agreement;

(ii)               declares that the power of attorney hereby granted is irrevocable until the end of the Effective Period and will survive the death, incapacity or bankruptcy of the Purchaser and will extend to and bind the Purchaser and the Purchaser's heirs, assigns, executors, trustees in bankruptcy or other legal representatives or successors; and

(iii)             agrees to be bound by any representations made or actions taken by the Attorney if such representations or actions are made or taken in good faith and in accordance with the power of attorney hereby granted, and the Purchaser waives any and all defences which may be available to the Purchaser to deny, contest, or disaffirm any such representations or actions.

Article 11 -
MISCELLANEOUS

11.1          Upon acceptance of the subscription contained herein by the Issuer, this Subscription Agreement shall constitute a valid and binding agreement between the parties, subject only to the approval thereof by the Exchanges.

11.2          The parties to this Subscription Agreement will execute and deliver all such further and other deeds, documents and assurances, and will perform all such further and other acts as may, in the opinion of counsel for the Issuer, be necessary for the purposes of giving effect to or perfecting the transaction contemplated by this Subscription Agreement.

11.3          This Subscription Agreement constitutes the entire agreement between the parties and there are no representations, warranties or collateral agreements, express or implied, other than as expressly set forth herein.

11.4          The parties to this Subscription Agreement may amend this Subscription Agreement only in writing.

11.5          Time is of the essence of this Subscription Agreement and will be calculated in accordance with the provisions of the Interpretation Act(British Columbia).

11.6          This Subscription Agreement will be governed by and construed in accordance with the laws of British Columbia and the parties hereby irrevocably attorn to the jurisdiction of the Courts of such Province.

11.7          A party to this Subscription Agreement will give all notices to or other written communications with the other party to this Subscription Agreement concerning this Subscription Agreement by hand or by registered mail addressed to the address given above.

11.8          This Subscription Agreement shall enure to the benefit of and is binding upon the parties to this Subscription Agreement and their successors and permitted assigns.

IN WITNESS WHEREOF the parties have executed and delivered this Subscription Agreement on the date first above written.

BPI REESTRUTURACOES, hereby represented by BPI Gestao de Activos, Sociedade Gestora de Fundos de Investimento Mobiliario, SA

By: Signed
Authorized Signatory

ACCEPTED BY the Issuer as of and from the date first above written.

TANZANIAN ROYALTY EXPLORATION CORPORATION

By: Signed
Authorized Signatory

::ODMA\PCDOCS\TOR01\4217720\3

SCHEDULE "A"

Accredited Investor Status CERTIFICATE

TO:                 TANZANIAN ROYALTY EXPLORATION CORPORATION

FROM:           BPI REESTRUTURACOES, hereby represented by BPI Gestao de Activos, Sociedade Gestora de Fundos de Investimento Mobiliario, SA (the "Subscriber")

DATE:            November 6, 2009

The categories listed herein contain certain specifically defined terms which are in bold.  Definitions for those terms are included in this certificate.

The Subscriber is an accredited investor within the meaning of National Instrument 45-106 - Prospectus and Registration Exemptionsby virtue of being:

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

1.8 a Canadian financial institution , or a Schedule III bank ;
1.9 the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act(Canada);

1.10          a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary , except the voting securities required by law to be owned by directors of that subsidiary;

1.11          a person registered under the securities legislation of a jurisdiction as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act(Ontario) or the Securities Act(Newfoundland and Labrador);

1.12 a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;
1.13 an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (e) in form and function;

"Canadian financial institution" means

an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

"director" means

a member of the board of directors of a company or an individual who performs similar functions for a company, and with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company;

"foreign jurisdiction" means a country other than Canada or a political subdivision of a country other than Canada;

"jurisdiction" means a province or territory of Canada except when used in the term foreign jurisdiction;

"person" includes

1.13.1    an individual,

1.13.2    a corporation,

1.13.3    a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

1.13.4    an individual or other person in that person's capacity as a trustee, executor, administrator or personal or other legal representative;

"Schedule III bank" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

"subsidiary" means an issuer that is controlleddirectly or indirectly by another issuer and includes a subsidiary of that subsidiary; and

Control

A person (first person) is considered to control another person (second person) if:

(i)         the first person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation;

(ii)        the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership; or

(iii)       the second person is a limited partnership and the general partner of the limited partnership is the first person.

BPI REESTRUTURACOES, hereby represented by
BPI Gestao de Activos, Sociedade Gestora de Fundos

de Investimento Mobiliario, SA

By:      Signed

         Name:

         Title:

Exhibit 4.17

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENTis made the 6thday of November, 2009.

BETWEEN:

TANZANIAN ROYALTY EXPLORATION CORPORATION, of Suite 404 - 1688 15 ndStreet, South Surrey, Vancouver, British Columbia, V4A 4N2

(the "Issuer")

OF THE FIRST PART

AND:

BPI REFORMA ACcOES, a Portuguese undertaking for collective investment in transferable securities (UCITS), hereby represented by BPI Gestao de Activos, Sociedade Gestora de Fundos de Investimento Mobiliario, SAa Portuguese fund management company with its address at  Rua Braamcamp, 11, 1250-049, Lisbon

(the "Purchaser")

OF THE SECOND PART

WHEREAS:

(A)             The Issuer's common shares are listed on the Toronto Stock Exchange and the NYSE Amex Equities (collectively, the "Exchanges") and the Issuer is subject to the regulatory jurisdiction of the Exchanges and each of the British Columbia, Alberta and Ontario Securities Commissions (collectively, the "Commissions");

(B)              The Purchaser currently holds 215,800 common shares of the Issuer.

THE PARTIES to this Agreement agree as follows:

SUBSCRIPTION

11.9          The Purchaser hereby subscribes for and agrees to purchase from the Issuer 124,535 common shares in the capital stock of the Issuer (the "Shares"), at a price of CAD$2.718 per Share, representing the five-day weighted-average trading price of the Issuer's common shares on the Toronto Stock Exchange for the period ended November 5, 2009, less a discount of fifteen (15%) per cent.

11.10      This is a subscription only and will not become an agreement between the Issuer and the Purchaser until this subscription is accepted, in writing, by the Issuer.  A reference to this "Subscription Agreement" or this "Agreement" in this subscription refers to this subscription and the agreement formed on acceptance by the Issuer.  The Purchaser waives the necessity for the Issuer to communicate acceptance of this subscription and acknowledges that this subscription will become a binding agreement on acceptance by the Issuer.

11.11      The Purchaser shall pay for the Shares upon its execution of this Subscription Agreement by delivery in accordance with the provisions of Section 3.2 below, or shall make payment in such other manner as is acceptable to the Issuer, failing which the Issuer shall have the right to rescind this Subscription Agreement, in addition to any other legal rights it may have.

Article 12 -
ACKNOWLEDGMENTS, REPRESENTATIONS AND WARRANTIES

12.1          The Purchaser acknowledges, represents and warrants, as at the date hereof and as at the Closing Date, that:

(i)                 no prospectus has been filed by the Issuer with the Commissions in connection with the issuance of the Shares, the issuance is exempted from the prospectus requirements of the Securities Actof British Columbia and the Securities Actof Alberta and the Securities Actof Ontario and the respective rules and regulations thereto (hereinafter collectively referred to as the "Applicable Securities Laws"), and that:

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

(ii)               the Purchaser is purchasing the Shares as principal for its own account and not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Shares; and if the Purchaser is a "portfolio manager" as defined under the Applicable Securities Laws, the Purchaser understands that it is deemed by the Applicable Securities Laws to be acting as principal when it purchases or sells as an agent for accounts that are fully managed by it;

(iii)             if applicable, the Purchaser will execute and deliver to the Issuer for filing any form(s) required by the NYSE Amex Equities;

(iv)             the Purchaser is an "accredited investor" as defined under National Instrument 45-106 - Prospectus and Registration Exemptions("NI 45-106") and the Purchaser has signed and delivered to the Issuer the Accredited Investor Certificate attached hereto as Schedule "A";

(v)               the representations, warranties and statements of fact made by the Purchaser herein are true and correct as of the date hereof and will be true on the Closing Date;

(vi)             the Shares were not offered to the Purchaser through an advertisement in printed media of general and regular paid circulation, radio or television;

(vii)           the offer made by this subscription is irrevocable and requires acceptance by the Issuer and the approval of the Exchanges;

(viii)         the Shares have not been, and will not be, registered under the United States Securities Actof 1933, as amended.  Accordingly, any offer or sales in the United States or to such nationals or residents thereof must be pursuant to the registration requirements of the Securities Act of 1933, as amended, or an exemption therefrom.  The Issuer does not make any representation with respect to, nor has it assumed any responsibility for, the registration of the Shares or the availability of any such exemption; and the Issuer does not make any representation as to when, if at any time, the Shares may be resold in the United States or to such nationals or residents thereof;

(ix)             this subscription has not been solicited in any manner contrary to Applicable Securities Laws or the United States Securities Act of 1933, as amended;

(x)               no person has made to the Purchaser any written or oral representation:

(a)                that any person will resell or repurchase any of the Shares;

(b)               that any person will refund the purchase price of any of the Shares; or

(c)                as to the future price or value of any of the Shares;

(xi)             the Purchaser is not a "control person" of the Issuer as defined in the Applicable Securities Laws and will not become a "control person" by virtue of the purchase of the Shares and does not intend to act in concert with any other person to form a control group;

(xii)           the Purchaser has no knowledge of a "material fact" or "material change" (as those terms are defined in the Applicable Securities Laws) in the affairs of the Issuer that has not been generally disclosed to the public, save knowledge of this particular transaction;

(xiii)         the purchase of the Shares has been privately negotiated and arranged and the Purchaser or its agent has been invited and afforded the opportunity to conduct a review of all of the Issuer's affairs and records in order that the Purchaser may be properly and fully aware of all of the facts relevant to the Issuer's affairs;

(xiv)         the Purchaser has sought and obtained independent legal advice regarding the purchase and re-sale of the Shares under the Applicable Securities Laws;

(xv)           unless pursuant to a resale otherwise exempted under the Applicable Securities Laws, the Shares must be unconditionally held for a period of four (4) months from the Closing Date, except as may be otherwise permitted by the Applicable Securities Laws and if the Purchaser is a resident of the United States of America, the Shares will be subject to resale restrictions pursuant to Rule 144 promulgated under the United States Securities Act of 1933;

(xvi)         the certificates representing the Shares will contain a legend or legends denoting restrictions on transfer as referred to herein and, where applicable, the resale restrictions under Rule 144 of the United States Securities Act of 1933;

(xvii)       the Purchaser has the legal capacity and competence to enter into and to execute and deliver this Subscription Agreement and to take all actions required pursuant hereto, and the Purchaser is duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation and all necessary approvals by its directors, shareholders and others have been given to authorize execution of this Subscription Agreement on behalf of the Purchaser;

(xviii)     the entering into of this Subscription Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of, the Purchaser or of any agreement, written or oral, to which the Purchaser may be a party or by which the Purchaser is or may be bound; and

(xix)         this Subscription Agreement has been duly executed and delivered by the Purchaser and constitutes a valid obligation of the Purchaser legally binding upon the Purchaser and enforceable against the Purchaser in accordance with its terms.

12.2          The representations, warranties, covenants and acknowledgments of the Purchaser contained in this Subscription Agreement are made by the Purchaser with the intent that they may be relied upon by the Issuer in determining the Purchaser's eligibility to purchase the Shares hereunder and the Purchaser hereby agrees to indemnify the Issuer against all losses, claims, costs, expenses and damages or liabilities which it may suffer or incur, caused or arising from its reliance thereon and the Purchaser further agrees that by accepting the Shares, the Purchaser shall be representing and warranting that such representations, warranties, covenants and acknowledgments are true as at the Closing Date with the same force and effect as if they had been made by the Purchaser at the Closing Date and that they shall survive the purchase by the Purchaser of the Shares and shall continue in full force and effect notwithstanding any subsequent disposition by the Purchaser of the Shares.

12.3          The Issuer represents and warrants as at the date hereof and as at the Closing Date, that:

(i)                 the Issuer and its subsidiaries, if any, are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdiction of their incorporation;

(ii)               the Issuer will reserve or set aside sufficient shares in the treasury of the Issuer to issue the Shares;

(iii)             the Issuer is a "reporting issuer" as defined under the Applicable Securities Laws, and is not on the list of defaulting issuers maintained by the Commissions;

(iv)             the Issuer is a "qualifying issuer", as that term is defined under NI 45-106, and has filed a current Annual Information Form with the Commissions;

(v)               the outstanding Shares are listed and posted for trading on the Toronto Stock Exchange;

(vi)             the Issuer shall use its best efforts to diligently seek and obtain the acceptance for filing of this Subscription Agreement by the Exchanges and will make all filings necessary to obtain the exemptions from registration and prospectus requirements available under the Applicable Securities Laws respectively in respect of the transaction contemplated hereby;

(vii)           the issuance and sale of the Shares by the Issuer does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions or provisions of its constating documents or any agreement or instrument to which the Issuer is a party;

(viii)         this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Issuer and constitutes a valid obligation of the Issuer legally binding upon it and enforceable in accordance with its terms;

Article 13 -
CLOSING DATE

13.1          The closing of the transaction contemplated by this Subscription Agreement will take place within five business days of the receipt by the Issuer of final acceptance for filing by the Exchanges of this Subscription Agreement (the date of closing being referred to herein as the "Closing Date").

13.2          Upon execution of this Subscription Agreement, the Purchaser shall deliver to the Issuer a certified cheque or banker's draft for the total purchase price of the Shares or wire transfer the funds to a mutually acceptable escrow agent.

13.3          On the Closing Date, the Issuer will deliver to the Purchaser, against payment for the Shares, the certificate representing the Shares registered in the name of the Purchaser or the Purchaser's nominee.

13.4          On the Closing Date, the Issuer will deliver to the Purchaser such copies of approvals or other documents as the Purchaser may reasonably request.

13.5          The acknowledgments, representations and warranties of the Purchaser and the Issuer herein shall survive the Closing Date.

Article 14 -
HOLD PERIODS

14.1          The Purchaser acknowledges that the Shares may not be traded in Ontario, including over the Toronto Stock Exchange, or British Columbia for a period of four months from the date hereof, except as may be otherwise permitted by the Applicable Securities Laws.  The certificates representing the Shares will contain a legend denoting the restrictions on transfer imposed by the Applicable Securities Laws, and where applicable, Rule 144 of the United States Securities Act of 1933.  The Purchaser agrees to sell, assign or transfer the Shares only in accordance with the requirements of the Applicable Securities Laws.  The Issuer makes no representations as to the laws of any jurisdiction other than Canada.

Article 15 -
POWER OF ATTORNEY

15.1          Effective upon the acceptance by the Issuer of this Agreement, the Purchaser:

(i)                 irrevocably appoints the President or Secretary of the Issuer (the "Attorney") as the Purchaser's attorney and agent for a period of four (4) months following the date of this Agreement (the "Effective Period"), with full power of substitution, to execute, swear to, acknowledge, deliver, make, file, amend and record when and as necessary, any instrument, pooling agreement, acknowledgment, undertaking, direction or other document required to be filed by the Issuer or the Purchaser with any competent securities regulatory authority or stock exchange in connection with the purchase and sale of the Shares, or necessary, in the opinion of the Attorney, to complete or perfect the transactions contemplated by this Agreement;

(ii)               declares that the power of attorney hereby granted is irrevocable until the end of the Effective Period and will survive the death, incapacity or bankruptcy of the Purchaser and will extend to and bind the Purchaser and the Purchaser's heirs, assigns, executors, trustees in bankruptcy or other legal representatives or successors; and

(iii)             agrees to be bound by any representations made or actions taken by the Attorney if such representations or actions are made or taken in good faith and in accordance with the power of attorney hereby granted, and the Purchaser waives any and all defences which may be available to the Purchaser to deny, contest, or disaffirm any such representations or actions.

Article 16 -
MISCELLANEOUS

16.1          Upon acceptance of the subscription contained herein by the Issuer, this Subscription Agreement shall constitute a valid and binding agreement between the parties, subject only to the approval thereof by the Exchanges.

16.2          The parties to this Subscription Agreement will execute and deliver all such further and other deeds, documents and assurances, and will perform all such further and other acts as may, in the opinion of counsel for the Issuer, be necessary for the purposes of giving effect to or perfecting the transaction contemplated by this Subscription Agreement.

16.3          This Subscription Agreement constitutes the entire agreement between the parties and there are no representations, warranties or collateral agreements, express or implied, other than as expressly set forth herein.

16.4          The parties to this Subscription Agreement may amend this Subscription Agreement only in writing.

16.5          Time is of the essence of this Subscription Agreement and will be calculated in accordance with the provisions of the Interpretation Act(British Columbia).

16.6          This Subscription Agreement will be governed by and construed in accordance with the laws of British Columbia and the parties hereby irrevocably attorn to the jurisdiction of the Courts of such Province.

16.7          A party to this Subscription Agreement will give all notices to or other written communications with the other party to this Subscription Agreement concerning this Subscription Agreement by hand or by registered mail addressed to the address given above.

16.8          This Subscription Agreement shall enure to the benefit of and is binding upon the parties to this Subscription Agreement and their successors and permitted assigns.

IN WITNESS WHEREOF the parties have executed and delivered this Subscription Agreement on the date first above written.

BPI REFORMA ACcOES, hereby represented by BPI Gestao de Activos, Sociedade Gestora de Fundos de Investimento Mobiliario, SA

By: Signed
Authorized Signatory

ACCEPTED BY the Issuer as of and from the date first above written.

TANZANIAN ROYALTY EXPLORATION CORPORATION

By: Signed
Authorized Signatory

::ODMA\PCDOCS\TOR01\4217728\3

SCHEDULE "A"

Accredited Investor Status CERTIFICATE

TO:                 TANZANIAN ROYALTY EXPLORATION CORPORATION

FROM:           BPI REFORMA ACcOES, hereby represented by BPI Gestao de Activos, Sociedade Gestora de Fundos de Investimento Mobiliario, SA (the "Subscriber")

DATE:            November 6, 2009

The categories listed herein contain certain specifically defined terms which are in bold.  Definitions for those terms are included in this certificate.

The Subscriber is an accredited investor within the meaning of National Instrument 45-106 - Prospectus and Registration Exemptionsby virtue of being:

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

1.14 a Canadian financial institution , or a Schedule III bank ;
1.15 the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act(Canada);

1.16          a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary , except the voting securities required by law to be owned by directors of that subsidiary;

1.17          a person registered under the securities legislation of a jurisdiction as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act(Ontario) or the Securities Act(Newfoundland and Labrador);

1.18 a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;
1.19 an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (e) in form and function;

"Canadian financial institution" means

an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

"director" means

a member of the board of directors of a company or an individual who performs similar functions for a company, and with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company;

"foreign jurisdiction" means a country other than Canada or a political subdivision of a country other than Canada;

"jurisdiction" means a province or territory of Canada except when used in the term foreign jurisdiction;

"person" includes

1.19.1    an individual,

1.19.2    a corporation,

1.19.3    a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

1.19.4    an individual or other person in that person's capacity as a trustee, executor, administrator or personal or other legal representative;

"Schedule III bank" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

"subsidiary" means an issuer that is controlleddirectly or indirectly by another issuer and includes a subsidiary of that subsidiary; and

Control

A person (first person) is considered to control another person (second person) if:

(i)         the first person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation;

(ii)        the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership; or

(iii)       the second person is a limited partnership and the general partner of the limited partnership is the first person.

BPI REFORMA ACcOES, hereby represented by
BPI Gestao de Activos, Sociedade Gestora de
Fundos de Investimento Mobiliario, SA

By:      Signed

         Name:

         Title:

Exhibit 4.18

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENTis made the 6thday of November, 2009.

BETWEEN:

TANZANIAN ROYALTY EXPLORATION CORPORATION, of Suite 404 - 1688 15 ndStreet, South Surrey, Vancouver, British Columbia, V4A 4N2

(the "Issuer")

OF THE FIRST PART

AND:

BPI AFRICA, a Portuguese undertaking for collective investment in transferable securities (UCITS) hereby represented by BPI Gestao de Activos, Sociedade Gestora de Fundos de Investimento Mobiliario, SA a Portuguese fund management company with its address at Rua Braamcamp, 11, 1250-049, Lisbon

(the "Purchaser")

OF THE SECOND PART

WHEREAS:

(A)             The Issuer's common shares are listed on the Toronto Stock Exchange and the NYSE Amex Equities (collectively, the "Exchanges") and the Issuer is subject to the regulatory jurisdiction of the Exchanges and each of the British Columbia, Alberta and Ontario Securities Commissions (collectively, the "Commissions");

(B)              The Purchaser currently holds zero common shares of the Issuer.

THE PARTIES to this Agreement agree as follows:

SUBSCRIPTION

16.9          The Purchaser hereby subscribes for and agrees to purchase from the Issuer 40,300 common shares in the capital stock of the Issuer (the "Shares"), at a price of CAD$2.718 per Share, representing the five-day weighted-average trading price of the Issuer's common shares on the Toronto Stock Exchange for the period ended November 5, 2009, less a discount of fifteen (15%) per cent.

16.10      This is a subscription only and will not become an agreement between the Issuer and the Purchaser until this subscription is accepted, in writing, by the Issuer.  A reference to this "Subscription Agreement" or this "Agreement" in this subscription refers to this subscription and the agreement formed on acceptance by the Issuer.  The Purchaser waives the necessity for the Issuer to communicate acceptance of this subscription and acknowledges that this subscription will become a binding agreement on acceptance by the Issuer.

16.11      The Purchaser shall pay for the Shares upon its execution of this Subscription Agreement by delivery in accordance with the provisions of Section 3.2 below, or shall make payment in such other manner as is acceptable to the Issuer, failing which the Issuer shall have the right to rescind this Subscription Agreement, in addition to any other legal rights it may have.

Article 17 -
ACKNOWLEDGMENTS, REPRESENTATIONS AND WARRANTIES

17.1          The Purchaser acknowledges, represents and warrants, as at the date hereof and as at the Closing Date, that:

(i)                 no prospectus has been filed by the Issuer with the Commissions in connection with the issuance of the Shares, the issuance is exempted from the prospectus requirements of the Securities Actof British Columbia and the Securities Actof Alberta and the Securities Actof Ontario and the respective rules and regulations thereto (hereinafter collectively referred to as the "Applicable Securities Laws"), and that:

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

(ii)               the Purchaser is purchasing the Shares as principal for its own account and not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Shares; and if the Purchaser is a "portfolio manager" as defined under the Applicable Securities Laws, the Purchaser understands that it is deemed by the Applicable Securities Laws to be acting as principal when it purchases or sells as an agent for accounts that are fully managed by it;

(iii)             if applicable, the Purchaser will execute and deliver to the Issuer for filing any form(s) required by the NYSE Amex Equities;

(iv)             the Purchaser is an "accredited investor" as defined under National Instrument 45-106 - Prospectus and Registration Exemptions("NI 45-106") and the Purchaser has signed and delivered to the Issuer the Accredited Investor Certificate attached hereto as Schedule "A";

(v)               the representations, warranties and statements of fact made by the Purchaser herein are true and correct as of the date hereof and will be true on the Closing Date;

(vi)             the Shares were not offered to the Purchaser through an advertisement in printed media of general and regular paid circulation, radio or television;

(vii)           the offer made by this subscription is irrevocable and requires acceptance by the Issuer and the approval of the Exchanges;

(viii)         the Shares have not been, and will not be, registered under the United States Securities Actof 1933, as amended.  Accordingly, any offer or sales in the United States or to such nationals or residents thereof must be pursuant to the registration requirements of the Securities Act of 1933, as amended, or an exemption therefrom.  The Issuer does not make any representation with respect to, nor has it assumed any responsibility for, the registration of the Shares or the availability of any such exemption; and the Issuer does not make any representation as to when, if at any time, the Shares may be resold in the United States or to such nationals or residents thereof;

(ix)             this subscription has not been solicited in any manner contrary to Applicable Securities Laws or the United States Securities Act of 1933, as amended;

(x)               no person has made to the Purchaser any written or oral representation:

(a)                that any person will resell or repurchase any of the Shares;

(b)               that any person will refund the purchase price of any of the Shares; or

(c)                as to the future price or value of any of the Shares;

(xi)             the Purchaser is not a "control person" of the Issuer as defined in the Applicable Securities Laws and will not become a "control person" by virtue of the purchase of the Shares and does not intend to act in concert with any other person to form a control group;

(xii)           the Purchaser has no knowledge of a "material fact" or "material change" (as those terms are defined in the Applicable Securities Laws) in the affairs of the Issuer that has not been generally disclosed to the public, save knowledge of this particular transaction;

(xiii)         the purchase of the Shares has been privately negotiated and arranged and the Purchaser or its agent has been invited and afforded the opportunity to conduct a review of all of the Issuer's affairs and records in order that the Purchaser may be properly and fully aware of all of the facts relevant to the Issuer's affairs;

(xiv)         the Purchaser has sought and obtained independent legal advice regarding the purchase and re-sale of the Shares under the Applicable Securities Laws;

(xv)           unless pursuant to a resale otherwise exempted under the Applicable Securities Laws, the Shares must be unconditionally held for a period of four (4) months from the Closing Date, except as may be otherwise permitted by the Applicable Securities Laws and if the Purchaser is a resident of the United States of America, the Shares will be subject to resale restrictions pursuant to Rule 144 promulgated under the United States Securities Act of 1933;

(xvi)         the certificates representing the Shares will contain a legend or legends denoting restrictions on transfer as referred to herein and, where applicable, the resale restrictions under Rule 144 of the United States Securities Act of 1933;

(xvii)       the Purchaser has the legal capacity and competence to enter into and to execute and deliver this Subscription Agreement and to take all actions required pursuant hereto, and the Purchaser is duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation and all necessary approvals by its directors, shareholders and others have been given to authorize execution of this Subscription Agreement on behalf of the Purchaser;

(xviii)     the entering into of this Subscription Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of, the Purchaser or of any agreement, written or oral, to which the Purchaser may be a party or by which the Purchaser is or may be bound; and

(xix)         this Subscription Agreement has been duly executed and delivered by the Purchaser and constitutes a valid obligation of the Purchaser legally binding upon the Purchaser and enforceable against the Purchaser in accordance with its terms.

17.2          The representations, warranties, covenants and acknowledgments of the Purchaser contained in this Subscription Agreement are made by the Purchaser with the intent that they may be relied upon by the Issuer in determining the Purchaser's eligibility to purchase the Shares hereunder and the Purchaser hereby agrees to indemnify the Issuer against all losses, claims, costs, expenses and damages or liabilities which it may suffer or incur, caused or arising from its reliance thereon and the Purchaser further agrees that by accepting the Shares, the Purchaser shall be representing and warranting that such representations, warranties, covenants and acknowledgments are true as at the Closing Date with the same force and effect as if they had been made by the Purchaser at the Closing Date and that they shall survive the purchase by the Purchaser of the Shares and shall continue in full force and effect notwithstanding any subsequent disposition by the Purchaser of the Shares.

17.3          The Issuer represents and warrants as at the date hereof and as at the Closing Date, that:

(i)                 the Issuer and its subsidiaries, if any, are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdiction of their incorporation;

(ii)               the Issuer will reserve or set aside sufficient shares in the treasury of the Issuer to issue the Shares;

(iii)             the Issuer is a "reporting issuer" as defined under the Applicable Securities Laws, and is not on the list of defaulting issuers maintained by the Commissions;

(iv)             the Issuer is a "qualifying issuer", as that term is defined under NI 45-106, and has filed a current Annual Information Form with the Commissions;

(v)               the outstanding Shares are listed and posted for trading on the Toronto Stock Exchange;

(vi)             the Issuer shall use its best efforts to diligently seek and obtain the acceptance for filing of this Subscription Agreement by the Exchanges and will make all filings necessary to obtain the exemptions from registration and prospectus requirements available under the Applicable Securities Laws respectively in respect of the transaction contemplated hereby;

(vii)           the issuance and sale of the Shares by the Issuer does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions or provisions of its constating documents or any agreement or instrument to which the Issuer is a party;

(viii)         this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Issuer and constitutes a valid obligation of the Issuer legally binding upon it and enforceable in accordance with its terms;

Article 18 -
CLOSING DATE

18.1          The closing of the transaction contemplated by this Subscription Agreement will take place within five business days of the receipt by the Issuer of final acceptance for filing by the Exchanges of this Subscription Agreement (the date of closing being referred to herein as the "Closing Date").

18.2          Upon execution of this Subscription Agreement, the Purchaser shall deliver to the Issuer a certified cheque or banker's draft for the total purchase price of the Shares or wire transfer the funds to a mutually acceptable escrow agent.

18.3          On the Closing Date, the Issuer will deliver to the Purchaser, against payment for the Shares, the certificate representing the Shares registered in the name of the Purchaser or the Purchaser's nominee.

18.4          On the Closing Date, the Issuer will deliver to the Purchaser such copies of approvals or other documents as the Purchaser may reasonably request.

18.5          The acknowledgments, representations and warranties of the Purchaser and the Issuer herein shall survive the Closing Date.

Article 19 -
HOLD PERIODS

19.1          The Purchaser acknowledges that the Shares may not be traded in Ontario, including over the Toronto Stock Exchange, or British Columbia for a period of four months from the date hereof, except as may be otherwise permitted by the Applicable Securities Laws.  The certificates representing the Shares will contain a legend denoting the restrictions on transfer imposed by the Applicable Securities Laws, and where applicable, Rule 144 of the United States Securities Act of 1933.  The Purchaser agrees to sell, assign or transfer the Shares only in accordance with the requirements of the Applicable Securities Laws.  The Issuer makes no representations as to the laws of any jurisdiction other than Canada.

Article 20 -
POWER OF ATTORNEY

20.1          Effective upon the acceptance by the Issuer of this Agreement, the Purchaser:

(i)                 irrevocably appoints the President or Secretary of the Issuer (the "Attorney") as the Purchaser's attorney and agent for a period of four (4) months from the date of this Agreement (the "Effective Period"), with full power of substitution, to execute, swear to, acknowledge, deliver, make, file, amend and record when and as necessary, any instrument, pooling agreement, acknowledgment, undertaking, direction or other document required to be filed by the Issuer or the Purchaser with any competent securities regulatory authority or stock exchange in connection with the purchase and sale of the Shares, or necessary, in the opinion of the Attorney, to complete or perfect the transactions contemplated by this Agreement;

(ii)               declares that the power of attorney hereby granted is irrevocable until the end of the Effective Period and will survive the death, incapacity or bankruptcy of the Purchaser and will extend to and bind the Purchaser and the Purchaser's heirs, assigns, executors, trustees in bankruptcy or other legal representatives or successors; and

(iii)             agrees to be bound by any representations made or actions taken by the Attorney if such representations or actions are made or taken in good faith and in accordance with the power of attorney hereby granted, and the Purchaser waives any and all defences which may be available to the Purchaser to deny, contest, or disaffirm any such representations or actions.

Article 21 -
MISCELLANEOUS

21.1          Upon acceptance of the subscription contained herein by the Issuer, this Subscription Agreement shall constitute a valid and binding agreement between the parties, subject only to the approval thereof by the Exchanges.

21.2          The parties to this Subscription Agreement will execute and deliver all such further and other deeds, documents and assurances, and will perform all such further and other acts as may, in the opinion of counsel for the Issuer, be necessary for the purposes of giving effect to or perfecting the transaction contemplated by this Subscription Agreement.

21.3          This Subscription Agreement constitutes the entire agreement between the parties and there are no representations, warranties or collateral agreements, express or implied, other than as expressly set forth herein.

21.4          The parties to this Subscription Agreement may amend this Subscription Agreement only in writing.

21.5          Time is of the essence of this Subscription Agreement and will be calculated in accordance with the provisions of the Interpretation Act(British Columbia).

21.6          This Subscription Agreement will be governed by and construed in accordance with the laws of British Columbia and the parties hereby irrevocably attorn to the jurisdiction of the Courts of such Province.

21.7          A party to this Subscription Agreement will give all notices to or other written communications with the other party to this Subscription Agreement concerning this Subscription Agreement by hand or by registered mail addressed to the address given above.

21.8          This Subscription Agreement shall enure to the benefit of and is binding upon the parties to this Subscription Agreement and their successors and permitted assigns.

IN WITNESS WHEREOF the parties have executed and delivered this Subscription Agreement on the date first above written.

BPI AFRICA, hereby represented by

By: Signed
Authorized Signatory

ACCEPTED BY the Issuer as of and from the date first above written.

TANZANIAN ROYALTY EXPLORATION CORPORATION

By: Signed
Authorized Signatory

::ODMA\PCDOCS\TOR01\4218243\2

SCHEDULE "A"

Accredited Investor Status CERTIFICATE

TO:                 TANZANIAN ROYALTY EXPLORATION CORPORATION

FROM:           BPI AFRICA, hereby represented by

(the "Subscriber")

DATE:            November 6, 2009

The categories listed herein contain certain specifically defined terms which are in bold.  Definitions for those terms are included in this certificate.

The Subscriber is an accredited investor within the meaning of National Instrument 45-106 - Prospectus and Registration Exemptionsby virtue of being:

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

1.20 a Canadian financial institution , or a Schedule III bank ;
1.21 the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act(Canada);

1.22          a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary , except the voting securities required by law to be owned by directors of that subsidiary;

1.23          a person registered under the securities legislation of a jurisdiction as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act(Ontario) or the Securities Act(Newfoundland and Labrador);

1.24 a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;
1.25 an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (e) in form and function;

"Canadian financial institution" means

an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

"director" means

a member of the board of directors of a company or an individual who performs similar functions for a company, and with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company;

"foreign jurisdiction" means a country other than Canada or a political subdivision of a country other than Canada;

"jurisdiction" means a province or territory of Canada except when used in the term foreign jurisdiction;

"person" includes

1.25.1    an individual,

1.25.2    a corporation,

1.25.3    a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

1.25.4    an individual or other person in that person's capacity as a trustee, executor, administrator or personal or other legal representative;

"Schedule III bank" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

"subsidiary" means an issuer that is controlleddirectly or indirectly by another issuer and includes a subsidiary of that subsidiary; and

Control

A person (first person) is considered to control another person (second person) if:

(i)         the first person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation;

(ii)        the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership; or

(iii)       the second person is a limited partnership and the general partner of the limited partnership is the first person.

BPI AFRICA, hereby represented by

By:      Signed

         Name:

         Title:

Exhibit 4.19

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENTis made the 6thday of November, 2009.

BETWEEN:

TANZANIAN ROYALTY EXPLORATION CORPORATION, of Suite 404 - 1688 15 ndStreet, South Surrey, Vancouver, British Columbia, V4A 4N2

(the "Issuer")

OF THE FIRST PART

AND:

BPI OPPORTUNITIES, a sub fund of BPI Global Investment Fund, a Luxembourg undertaking for collective investment in transferable securities (UCITS) hereby represented by BPI Global Investment Fund Management Company S.A., a Luxembourg fund management company with its address at 33, rue de Gasperich L-5826 Hesperange, Grand-Duchy of Luxembourg R.C. Luxembourg B 46.684

(the "Purchaser")

OF THE SECOND PART

WHEREAS:

(A)             The Issuer's common shares are listed on the Toronto Stock Exchange and the NYSE Amex Equities (collectively, the "Exchanges") and the Issuer is subject to the regulatory jurisdiction of the Exchanges and each of the British Columbia, Alberta and Ontario Securities Commissions (collectively, the "Commissions");

(B)              The Purchaser currently holds 258,200 common shares of the Issuer.

THE PARTIES to this Agreement agree as follows:

SUBSCRIPTION

21.9          The Purchaser hereby subscribes for and agrees to purchase from the Issuer 184,000 common shares in the capital stock of the Issuer (the "Shares"), at a price of CAD$2.718 per Share, representing the five-day weighted-average trading price of the Issuer's common shares on the Toronto Stock Exchange for the period ended November 5, 2009, less a discount of fifteen (15%) per cent.

21.10      This is a subscription only and will not become an agreement between the Issuer and the Purchaser until this subscription is accepted, in writing, by the Issuer.  A reference to this "Subscription Agreement" or this "Agreement" in this subscription refers to this subscription and the agreement formed on acceptance by the Issuer.  The Purchaser waives the necessity for the Issuer to communicate acceptance of this subscription and acknowledges that this subscription will become a binding agreement on acceptance by the Issuer.

21.11      The Purchaser shall pay for the Shares upon its execution of this Subscription Agreement by delivery in accordance with the provisions of Section 3.2 below, or shall make payment in such other manner as is acceptable to the Issuer, failing which the Issuer shall have the right to rescind this Subscription Agreement, in addition to any other legal rights it may have.

Article 22 -
ACKNOWLEDGMENTS, REPRESENTATIONS AND WARRANTIES

22.1          The Purchaser acknowledges, represents and warrants, as at the date hereof and as at the Closing Date, that:

(i)                 no prospectus has been filed by the Issuer with the Commissions in connection with the issuance of the Shares, the issuance is exempted from the prospectus requirements of the Securities Actof British Columbia and the Securities Actof Alberta and the Securities Actof Ontario and the respective rules and regulations thereto (hereinafter collectively referred to as the "Applicable Securities Laws"), and that:

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

(ii)               the Purchaser is purchasing the Shares as principal for its own account and not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Shares; and if the Purchaser is a "portfolio manager" as defined under the Applicable Securities Laws, the Purchaser understands that it is deemed by the Applicable Securities Laws to be acting as principal when it purchases or sells as an agent for accounts that are fully managed by it;

(iii)             if applicable, the Purchaser will execute and deliver to the Issuer for filing any form(s) required by the NYSE Amex Equities;

(iv)             the Purchaser is an "accredited investor" as defined under National Instrument 45-106 - Prospectus and Registration Exemptions("NI 45-106") and the Purchaser has signed and delivered to the Issuer the Accredited Investor Certificate attached hereto as Schedule "A";

(v)               the representations, warranties and statements of fact made by the Purchaser herein are true and correct as of the date hereof and will be true on the Closing Date;

(vi)             the Shares were not offered to the Purchaser through an advertisement in printed media of general and regular paid circulation, radio or television;

(vii)           the offer made by this subscription is irrevocable and requires acceptance by the Issuer and the approval of the Exchanges;

(viii)         the Shares have not been, and will not be, registered under the United States Securities Actof 1933, as amended.  Accordingly, any offer or sales in the United States or to such nationals or residents thereof must be pursuant to the registration requirements of the Securities Act of 1933, as amended, or an exemption therefrom.  The Issuer does not make any representation with respect to, nor has it assumed any responsibility for, the registration of the Shares or the availability of any such exemption; and the Issuer does not make any representation as to when, if at any time, the Shares may be resold in the United States or to such nationals or residents thereof;

(ix)             this subscription has not been solicited in any manner contrary to Applicable Securities Laws or the United States Securities Act of 1933, as amended;

(x)               no person has made to the Purchaser any written or oral representation:

(a)                that any person will resell or repurchase any of the Shares;

(b)               that any person will refund the purchase price of any of the Shares; or

(c)                as to the future price or value of any of the Shares;

(xi)             the Purchaser is not a "control person" of the Issuer as defined in the Applicable Securities Laws and will not become a "control person" by virtue of the purchase of the Shares and does not intend to act in concert with any other person to form a control group;

(xii)           the Purchaser has no knowledge of a "material fact" or "material change" (as those terms are defined in the Applicable Securities Laws) in the affairs of the Issuer that has not been generally disclosed to the public, save knowledge of this particular transaction;

(xiii)         the purchase of the Shares has been privately negotiated and arranged and the Purchaser or its agent has been invited and afforded the opportunity to conduct a review of all of the Issuer's affairs and records in order that the Purchaser may be properly and fully aware of all of the facts relevant to the Issuer's affairs;

(xiv)         the Purchaser has sought and obtained independent legal advice regarding the purchase and re-sale of the Shares under the Applicable Securities Laws;

(xv)           unless pursuant to a resale otherwise exempted under the Applicable Securities Laws, the Shares must be unconditionally held for a period of four (4) months from the Closing Date, except as may be otherwise permitted by the Applicable Securities Laws and if the Purchaser is a resident of the United States of America, the Shares will be subject to resale restrictions pursuant to Rule 144 promulgated under the United States Securities Act of 1933;

(xvi)         the certificates representing the Shares will contain a legend or legends denoting restrictions on transfer as referred to herein and, where applicable, the resale restrictions under Rule 144 of the United States Securities Act of 1933;

(xvii)       the Purchaser has the legal capacity and competence to enter into and to execute and deliver this Subscription Agreement and to take all actions required pursuant hereto, and the Purchaser is duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation and all necessary approvals by its directors, shareholders and others have been given to authorize execution of this Subscription Agreement on behalf of the Purchaser;

(xviii)     the entering into of this Subscription Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of, the Purchaser or of any agreement, written or oral, to which the Purchaser may be a party or by which the Purchaser is or may be bound; and

(xix)         this Subscription Agreement has been duly executed and delivered by the Purchaser and constitutes a valid obligation of the Purchaser legally binding upon the Purchaser and enforceable against the Purchaser in accordance with its terms.

22.2          The representations, warranties, covenants and acknowledgments of the Purchaser contained in this Subscription Agreement are made by the Purchaser with the intent that they may be relied upon by the Issuer in determining the Purchaser's eligibility to purchase the Shares hereunder and the Purchaser hereby agrees to indemnify the Issuer against all losses, claims, costs, expenses and damages or liabilities which it may suffer or incur, caused or arising from its reliance thereon and the Purchaser further agrees that by accepting the Shares, the Purchaser shall be representing and warranting that such representations, warranties, covenants and acknowledgments are true as at the Closing Date with the same force and effect as if they had been made by the Purchaser at the Closing Date and that they shall survive the purchase by the Purchaser of the Shares and shall continue in full force and effect notwithstanding any subsequent disposition by the Purchaser of the Shares.

22.3          The Issuer represents and warrants as at the date hereof and as at the Closing Date, that:

(i)                 the Issuer and its subsidiaries, if any, are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdiction of their incorporation;

(ii)               the Issuer will reserve or set aside sufficient shares in the treasury of the Issuer to issue the Shares;

(iii)             the Issuer is a "reporting issuer" as defined under the Applicable Securities Laws, and is not on the list of defaulting issuers maintained by the Commissions;

(iv)             the Issuer is a "qualifying issuer", as that term is defined under NI 45-106, and has filed a current Annual Information Form with the Commissions;

(v)               the outstanding Shares are listed and posted for trading on the Toronto Stock Exchange;

(vi)             the Issuer shall use its best efforts to diligently seek and obtain the acceptance for filing of this Subscription Agreement by the Exchanges and will make all filings necessary to obtain the exemptions from registration and prospectus requirements available under the Applicable Securities Laws respectively in respect of the transaction contemplated hereby;

(vii)           the issuance and sale of the Shares by the Issuer does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions or provisions of its constating documents or any agreement or instrument to which the Issuer is a party;

(viii)         this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Issuer and constitutes a valid obligation of the Issuer legally binding upon it and enforceable in accordance with its terms;

Article 23 -
CLOSING DATE

23.1          The closing of the transaction contemplated by this Subscription Agreement will take place within five business days of the receipt by the Issuer of final acceptance for filing by the Exchanges of this Subscription Agreement (the date of closing being referred to herein as the "Closing Date").

23.2          Upon execution of this Subscription Agreement, the Purchaser shall deliver to the Issuer a certified cheque or banker's draft for the total purchase price of the Shares or wire transfer the funds to a mutually acceptable escrow agent.

23.3          On the Closing Date, the Issuer will deliver to the Purchaser, against payment for the Shares, the certificate representing the Shares registered in the name of the Purchaser or the Purchaser's nominee.

23.4          On the Closing Date, the Issuer will deliver to the Purchaser such copies of approvals or other documents as the Purchaser may reasonably request.

23.5          The acknowledgments, representations and warranties of the Purchaser and the Issuer herein shall survive the Closing Date.

Article 24 -
HOLD PERIODS

24.1          The Purchaser acknowledges that the Shares may not be traded in Ontario, including over the Toronto Stock Exchange, or British Columbia for a period of four months from the date hereof, except as may be otherwise permitted by the Applicable Securities Laws.  The certificates representing the Shares will contain a legend denoting the restrictions on transfer imposed by the Applicable Securities Laws, and where applicable, Rule 144 of the United States Securities Act of 1933.  The Purchaser agrees to sell, assign or transfer the Shares only in accordance with the requirements of the Applicable Securities Laws.  The Issuer makes no representations as to the laws of any jurisdiction other than Canada.

Article 25 -
POWER OF ATTORNEY

25.1          Effective upon the acceptance by the Issuer of this Agreement, the Purchaser:

(i)                 irrevocably appoints the President or Secretary of the Issuer (the "Attorney") as the Purchaser's attorney and agent for a period of four (4) months from the date of this Agreement (the "Effective Period"), with full power of substitution, to execute, swear to, acknowledge, deliver, make, file, amend and record when and as necessary, any instrument, pooling agreement, acknowledgment, undertaking, direction or other document required to be filed by the Issuer or the Purchaser with any competent securities regulatory authority or stock exchange in connection with the purchase and sale of the Shares, or necessary, in the opinion of the Attorney, to complete or perfect the transactions contemplated by this Agreement;

(ii)               declares that the power of attorney hereby granted is irrevocable until the end of the Effective Period and will survive the death, incapacity or bankruptcy of the Purchaser and will extend to and bind the Purchaser and the Purchaser's heirs, assigns, executors, trustees in bankruptcy or other legal representatives or successors; and

(iii)             agrees to be bound by any representations made or actions taken by the Attorney if such representations or actions are made or taken in good faith and in accordance with the power of attorney hereby granted, and the Purchaser waives any and all defences which may be available to the Purchaser to deny, contest, or disaffirm any such representations or actions.

Article 26 -
MISCELLANEOUS

26.1          Upon acceptance of the subscription contained herein by the Issuer, this Subscription Agreement shall constitute a valid and binding agreement between the parties, subject only to the approval thereof by the Exchanges.

26.2          The parties to this Subscription Agreement will execute and deliver all such further and other deeds, documents and assurances, and will perform all such further and other acts as may, in the opinion of counsel for the Issuer, be necessary for the purposes of giving effect to or perfecting the transaction contemplated by this Subscription Agreement.

26.3          This Subscription Agreement constitutes the entire agreement between the parties and there are no representations, warranties or collateral agreements, express or implied, other than as expressly set forth herein.

26.4          The parties to this Subscription Agreement may amend this Subscription Agreement only in writing.

26.5          Time is of the essence of this Subscription Agreement and will be calculated in accordance with the provisions of the Interpretation Act(British Columbia).

26.6          This Subscription Agreement will be governed by and construed in accordance with the laws of British Columbia and the parties hereby irrevocably attorn to the jurisdiction of the Courts of such Province.

26.7          A party to this Subscription Agreement will give all notices to or other written communications with the other party to this Subscription Agreement concerning this Subscription Agreement by hand or by registered mail addressed to the address given above.

26.8          This Subscription Agreement shall enure to the benefit of and is binding upon the parties to this Subscription Agreement and their successors and permitted assigns.

IN WITNESS WHEREOF the parties have executed and delivered this Subscription Agreement on the date first above written.

BPI OPPORTUNITIES, a sub fund of BPI Global Investment Fund, hereby represented by BPI Global Investment Fund Management Company S.A.

By: Signed
Authorized Signatory

ACCEPTED BY the Issuer as of and from the date first above written.

TANZANIAN ROYALTY EXPLORATION CORPORATION

By: Signed
Authorized Signatory

::ODMA\PCDOCS\TOR01\4217724\3

SCHEDULE "A"

Accredited Investor Status CERTIFICATE

TO:                 TANZANIAN ROYALTY EXPLORATION CORPORATION

FROM:           BPI OPPORTUNITIES, a sub fund of BPI Global Investment Fund,hereby represented byBPI Global Investment Fund Management Company S.A.,  (the "Subscriber")

DATE:            November 6, 2009

The categories listed herein contain certain specifically defined terms which are in bold.  Definitions for those terms are included in this certificate.

The Subscriber is an accredited investor within the meaning of National Instrument 45-106 - Prospectus and Registration Exemptionsby virtue of being:

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

1.26 a Canadian financial institution , or a Schedule III bank ;
1.27 the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act(Canada);

1.28          a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary , except the voting securities required by law to be owned by directors of that subsidiary;

1.29          a person registered under the securities legislation of a jurisdiction as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act(Ontario) or the Securities Act(Newfoundland and Labrador);

1.30 a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;
1.31 an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (e) in form and function;

"Canadian financial institution" means

an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

"director" means

a member of the board of directors of a company or an individual who performs similar functions for a company, and with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company;

"foreign jurisdiction" means a country other than Canada or a political subdivision of a country other than Canada;

"jurisdiction" means a province or territory of Canada except when used in the term foreign jurisdiction;

"person" includes

1.31.1    an individual,

1.31.2    a corporation,

1.31.3    a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

1.31.4    an individual or other person in that person's capacity as a trustee, executor, administrator or personal or other legal representative;

"Schedule III bank" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

"subsidiary" means an issuer that is controlleddirectly or indirectly by another issuer and includes a subsidiary of that subsidiary; and

2

Control

A person (first person) is considered to control another person (second person) if:

(i)         the first person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation;

(ii)        the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership; or

(iii)       the second person is a limited partnership and the general partner of the limited partnership is the first person.

BPI OPPORTUNITIES, a sub fund of BPI Global
Investment Fund, hereby represented by BPI Global
Investment Fund Management Company S.A.,

By:      Signed

         Name:

         Title:

3

Exhibit 8.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation	Percentage &Type of Securities Owned or Controlled by Company
		Voting Securities Held	Non-Voting Securities
Itetemia Mining Company Limited(1)	Republic of Tanzania, Africa	90% (common)	n/a
Lunguya Mining Company Ltd. (2)	Republic of Tanzania, Africa	60% (common	n/a
Tancan Mining Company Limited	Republic of Tanzania, Africa	100% (common)	n/a
Tanzania American International Development Corporation 2000 Limited	Republic of Tanzania, Africa	100% (common)	n/a

(1)

The remaining 10% interest is held by State Mining Corporation.

(2)

The remaining 40% interest is held by Northern Mining and Consultancy Company Ltd.

Exhibit 12.1

CERTIFICATIONS

I, James E. Sinclair, certify that:

1.

I have reviewed this annual report on Form 20-F of Tanzanian Royalty Exploration Corporation (the "Company");

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

4.

The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

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

Date:

November 27,  2009

"James E. Sinclair"

James E. Sinclair,

Chairman and Chief Executive Officer

(Principal Executive Officer)

Exhibit 12.2

CERTIFICATION

I, Regina Kuo-Lee, certify that:

1.

I have reviewed this annual report on Form 20-F of Tanzanian Royalty Exploration Corporation (the "Company");

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

4.

The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

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

Date:

November 27, 2009

"Regina Kuo-Lee"

Regina Kuo-Lee,

Chief Financial Officer

(Principal Financial Officer)

Exhibit 13.1

CERTIFICATION

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF

TITLE 18,UNITED STATES CODE)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of Title 18, United States Code), each of the undersigned officers of Tanzanian Royalty Exploration Corporation (the "Company"), does hereby certify with respect to the Annual Report of the Company on Form 20-F for the year ended August 31, 2009 as filed with the Securities and Exchange Commission (the "Form 20-F") that, to the best of their knowledge:

(1)

the Form 20-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:

 November 27, 2009

"James E. Sinclair"

James E. Sinclair,

Chairman and Chief Executive Officer

(Principal Executive Officer)

"Regina Kuo-Lee"

Regina Kuo-Lee,

Chief Financial Officer

(Principal Financial Officer)