Form 20-F
period 2010-08-31
TANZANIAN ROYALTY EXPLORATION CORP
filed 2010-11-29
CIK 1173643

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________________

FORM 20-F
_________________________

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2010________________________________________

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from___________________________to_____________________
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
Suite 404 – 1688 152nd Street
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:91,415,459.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[   ] Yes                      [ X ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  [   ] Yes[X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[X ] Yes  [   ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[   ] Yes  [   ] No

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

U.S. GAAP [   ]
International Financial Reporting Standards as issued by the International Accounting Standards Board [   ]Other [ X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Company has elected to follow.
Item 17  [X]                                Item 18  [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  [   ] Yes[ X ] No

TABLE OF CONTENTS

Cautionary Note to U.S. Investors Concerning Estimates of Mineral Resources			1
Currency			1
Foreign Private Issuer Filings			1
Glossary of Technical Terms			2
Part I			5
Item 1.	Identity of Directors, Senior Management and Advisers		5
Item 2.	Offer Statistics and Expected Timetable		5
Item 3.	Key Information		5
	A.	Selected Financial Data	5
	B.	Capitalization and Indebtedness	7
	C.	Reasons for the Offer and Use of Proceeds	7
	D.	Risk Factors	7
Item 4.	Information on the Company		11
	A.	History and Development of the Company	11
	B.	Business Overview	13
		Plan of Operations	14
		Governmental Regulations	15
	C.	Organizational Structure	16
	D.	Property, Plant and Equipment	16
		Kigosi Property	18
		Itetemia Property	21
		Luhala Property	25
		Lunguya Project Area	27
		Biharamulo/Tulawaka Project Area	30
		Ushirombo Project Area	31
		Kibara Project Area	33
		Kabanga/Kagera Nickel Property	34
		Biogeochemistry	34
Item 4. A.	Unresolved Staff Comments		34
Item 5.	Operating and Financial Review and Prospects		34
	A.	Operating Results	35
	B.	Liquidity and Capital Resources	37
	C.	Research and Development, Patents and License, etc.	39
	D.	Trend Information	39
	E.	Off Balance Sheet Arrangements	39
	F.	Tabular Disclosure of Contractual Obligations	39
Item 6.	Directors, Senior Management and Employees		41
	A.	Directors and Senior Management	41
	B.	Executive Compensation	46
	C.	Board Practices	52
	D.	Employees	57
	E.	Share Ownership	58
Item 7.	Major Shareholders and Related Party Transactions		58

	A.	Major Shareholders	58
	B.	Related Party Transactions	59
	C.	Interests of Experts and Counsel	60
Item 8.	Financial Statements		60
	A.	Consolidated Statements and Other Financial Information	60
	B.	Significant Changes	61
Item 9.	The Offering and Listing		61
	A.	Offering and Listing Details	61
	B.	Plan of Distribution	63
	C.	Markets	63
	D.	Selling Shareholders	63
	E.	Dilution	63
	F.	Expenses of the Issue	63
Item 10.	Additional Information		63
	A.	Share Capital	63
	B.	Articles of Association and Bylaws	64
	C.	Material Contracts	66
	D.	Exchange Controls	67
	E.	Taxation	68
	F.	Dividends and Paying Agents	76
	G.	Statement by Experts	76
	H.	Documents on Display	76
	I.	Subsidiary Information	76
Item 11.	Quantitative and Qualitative Disclosures About Market Risk		76
Item 12.		Description of Securities Other than Equity Securities	77
Part II			77
Item 13.	Defaults, Dividend Arrears and Delinquencies		77
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		77
Item 15.	Controls and Procedures		77
Item 16 A.	Audit Committee Financial Expert		79
Item 16 B.	Code of Ethics		79
Item 16 C.	Principal Accountant Fees and Services		79
Item 16 D.	Exemptions from the Listing Standards for Audit Committees		79
Item 16 E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		79
Item 16 F.	Change in Registrant’s Certifying Accountant		80
Item 16 G.	Corporate Governance		80
Part III
Item 17.	Financial Statements		80

Item 18.	Financial Statements	81
Item 19.	Exhibits	81

Cautionary Note to U.S. Investors Concerning Estimates of Mineral Resources

The Company advises U.S. investors that while the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” (see “Glossary of Technical Terms – Canadian Terminology” herein) are recognized and required by Canadian securities regulations, U.S. securities regulations and the U.S. Securities and Exchange Commission (the “SEC”) do not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into mineral reserves.

As an Alberta corporation, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators.  The Company files this Annual Report as its Annual Information Form (“AIF”) with the British Columbia, Alberta and Ontario Securities Commissions via the System for Electronic Document Analysis and Retrieval (“SEDAR”).  Under the filing requirements for an AIF, the Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples, and mineral resource and mineral reserve estimates, if any.  Further, the Company may describe its properties utilizing terminology such as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are permitted by Canadian securities regulations, but are not recognized by the SEC.  For clarification, the Company has no properties that contain “mineral reserves” as defined by either the SEC or Canadian securities regulations.

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

Glossary of Technical Terms

Ag	The elemental symbol for silver.
alteration	Usually referring to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.
anomaly	Any concentration of metal noticeably above or below the average background concentration.
Ashanti	Ashanti Goldfields Cayman Limited.
assay	An analysis to determine the presence, absence or quantity of one or more components.
Au	The elemental symbol for gold.
background	Traces of elements found in sediments, soils, and plant material that are unrelated to any mineralization and which come from the weathering of the natural constituents of the rocks.
Barrick	Barrick Gold Corp.
BEAL	Barrick Exploration Africa Limited.
BLEG	Acronym for “bulk leach extractable gold” sampling.
Cu	The elemental symbol for copper.
dyke	A tabular body of igneous rock that has been injected while molten into a fissure.
fault	A fracture in a rock where there has been displacement of the two sides.
Fe	The elemental symbol for iron.
fracture	Breaks in a rock, usually due to intensive folding or faulting.
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

hectare or ha	An area totalling 10,000 square metres.
hydrothermal	Hot fluids, usually mainly water, in the earth's crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.
IP	Induced polarization survey, a form of geophysical survey used in the exploration for minerals.
intrusive	A rock mass formed below earth's surface from magma which has intruded into a pre-existing rock mass.
Jinchuan Mining	Jinchuan Mining, a Chinese metals company.
JV	A joint venture, which is a term for a contractual relationship between parties, usually for a single purpose, which is not a partnership.
Kazakh	Kazakh Africa Mining Ltd.

kilometres or km	Metric measurement of distance equal to 1,000 metres (or 0.6214 miles).
MDN	MDN Inc.
mill	A facility for processing ore to concentrate and recover valuable minerals.
mineral reserve	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
mineralization	Usually implies minerals of value occurring in rocks.
net smelter or NSR royalty	Payment of a percentage of net mining profits based on returns from the smelter, after deducting applicable smeltering charges.
Newmont	Newmont Overseas Exploration Corporation.
NI 43-101
National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, as adopted by the Canadian Securities Administrators, as the same may be amended or replaced from time to time, and shall include any successor regulation or legislation.

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

Pyrrhotite	A bronze coloured mineral of metallic lustre that consists of ferrous sulphide and is attracted by a magnet.
pyrite	Iron sulphide mineral.
quartz	Silica or SiO2, a common constituent of veins, especially those containing gold and silver mineralization.
RAB	Rotary air blast drilling.
RC	Reverse circulation drilling.
reef	A geological formation or mineral within defined boundaries separating it from the adjoining rocks.
Sb	The elemental symbol for antimony (stibnite).
silicification	Replacement of the constituent of a rock by quartz.

Sloane	Sloane Developments Ltd., a corporation based in the United Kingdom.
Songshan	Songshan Mining Co. Ltd., a corporation based in the People’s Republic of China.
Stamico	State Mining Corporation of Tanzania.
Tancan	Tancan Mining Company Limited, a wholly-owned Tanzanian subsidiary of the Company.
Tanzam	Tanzania American International Development Corporation 2000 Limited, a wholly-owned Tanzanian subsidiary of the Company.
test pits	Shallow holes dug at spots along the strike of any mineralization or, if it is disseminated, anywhere in the area where the shallow holes might reach mineralized bedrock.
ton	Imperial measurement of weight equivalent to 2,000 pounds (sometimes called a “short ton”).
tonne	Metric measurement of weight equivalent to 1,000 kilograms (or 2,204.6 pounds).
tuff	A rock comprised of fine fragments and ash particles ejected from a volcanic vent.
veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

Canadian Terminology
The following terms may be used in the Company’s technical reports to describe its mineral properties and have been used in this Annual Report (see “Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Mineral Resources”).  These definitions have been published by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Counsel on August 20, 2000, and have been approved for use by Canadian reporting issuers by the Canadian Securities Administrators under NI 43-101, and as those definitions may be amended:

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

Not Applicable.

B.            Advisers

Not Applicable.

Item 2.   Offer Statistics and Expected Timetable

Not Applicable.

Item 3.   Key Information

A.            Selected Financial Data

The following tables set forth and summarize selected consolidated financial data for the Company prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). For each of the last five fiscal years, the tables also summarize certain corresponding information prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).  Canadian GAAP, as applied to the Company, materially differs from U.S. GAAP, as set forth in Note 14 to the consolidated financial statements of the Company.  Unless stated otherwise, reference to dollar amounts shall mean Canadian dollars.

For each of the years in the five year period ended August 31, 2010, the information in the tables was extracted from the more detailed audited financial statements of the Company.

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

The following is a summary of certain selected financial information for the Company’s five most recently completed fiscal years (in Canadian dollars, except number of shares):

Canadian GAAP

For the Fiscal Year ended August 31
	2010	2009	2008	2007	2006
Operations:

Revenues	$--	$--	$--	$--	$--

Net loss	(3,427,655)	(4,731,836)	(3,698,045)	(3,921,469)	(4,326,722)

Basic and diluted loss per share	(0.04)	(0.05)	(0.04)	(0.05)	(0.05)

Balance sheet:

Working Capital	1,113,969	943,219	1,264,534	1,546,075	2,838,273

Total Assets	32,783,560	29,285,205	26,956,294	25,421,472	24,891,967

Net Assets	30,321,539	28,601.035	26,380,456	24,742,582	24,176,291

Share Capital	72,855,310	68,111,716	61,705,400	54,113,279	51,397,278

Number of Shares	91,415,459	89,782,544	88,114,352	86,748,493	86,241,075

Deficit	(43,884,125)	(40,456,470)	(35,724,634)	(32,026,589)	(28,105,120)

U.S. GAAP

For the Fiscal Year ended August 31
	2010	2009	2008	2007	2006
Operations:

Revenues	$--	$--	$--	$--	$--

Net loss	(6,472,311)	(7,720,030)	(5,738,430)	(6,071,773)	(5,683,081)

Basic and diluted loss per share	(0.07)	(0.09)	(0.07)	(0.07)	(0.07)

Balance sheet:

Working Capital	1,113,969	943,219	1,264,534	1,546,075	2,838,273

Total Assets	8,879,270	8,289,169	9,044,354	9,540,917	11,161,716

Net Assets	6,494,100	7,399,383	8,459,516	8,862,027	10,446,040

Share Capital	76,484,387	71,339,854	64,460,328	59,213,178	54,902,206

Number of Shares	91,415,459	89,782,544	88,114,352	86,748,493	86,241,075

Deficit	(70,679,742)	(64,207,431)	(56,400,502)	(50,662,072)	(44,590,299)

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

Year Ended: August 31	Average	Period End	High	Low

2006	1.147	1.1066	1.196	1.0989
2007	1.120	1.0560	1.1852	1.0372
2008	1.006	1.0631	1.0677	0.9168
2009	1.177	1.0967	1.2995	1.0338
2010	1.044	1.064	1.106	0.996

The following table sets forth the high and low exchange rate for the past six months.  As of August 31, 2010, the exchange rate was CDN $1.064 for each US$1.00.

Month	High	Low
October 2010	1.02198	1.0028
September 2010	1.052	1.0214
August 2010	1.064	1.0154
July 2010	1.0647	1.0281
June 2010	1.0606	1.0197
May 2010	1.0776	1.0134

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

We have incurred net losses since our inception and expect losses to continue.  We have not been profitable since our inception.  For the fiscal year ended August 31, 2010, we had a net loss of $3,427,655 and an accumulated deficit on August 31, 2010 of $43,884,125.  The Company has never generated revenues and does not expect to generate revenues from operations until one or more of its properties are placed in production. There is a risk that none of the Company’s properties will be placed in production, and that the Company’s operations will not be profitable in the future.

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

We have requirements for and there is an uncertainty of access to additional capital.  At August 31, 2010, the Company had cash and marketable securities of $1,366,133 and working capital of $1,113,969.   The Company will continue to incur exploration costs to fund its plan of operations and intends to fund its plan of operations from working capital and equity subscriptions from the Company’s Chairman and C.E.O.  Ultimately, the Company’s ability to continue its exploration activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing agreements or some combination of these or other means.

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

Conflicts of interest may arise among our board of directors.  Marek J. Kreczmer,   Anton Esterhuizen and Norman Betts, directors of the Company, are also directors, officers, or shareholders of other companies that are similarly engaged in the business of acquiring, developing, and exploiting natural resource properties.  Mr. Kreczmer is CEO, Chairman and a director of Hana Mining Ltd., a Canadian company exploring for minerals in Botswana. (Mr. Kreczmer resigned effective November 9, 2010).  Mr. Esterhuizen is the Managing Director of Pangea Exploration (Pty.) Ltd., a South African company exploring for minerals in Africa and South America.  He is also a Director of NWT Uranium Corp.   Dr. Betts serves as Chair of the Board of Directors of Starfield Resources Inc. and as a director and member of the Audit Committee of Adex Mining Inc. Such associations may give rise to conflicts of interest from time to time if the Company were to enter into negotiations to acquire an interest in a mineral project in which their other companies hold an interest, or the Company were to enter into negotiations to sell or joint venture an interest in its mineral properties to any of these companies.  The directors of the Company are required to act honestly and in good faith with a view to the best interests of the Company and disclose any interest which they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.

Penny stock rules may make it more difficult to trade the Company’s common shares.  The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price, as defined, less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions.  Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as, institutions with assets in excess of US$5,000,000 or an individual with net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with his or her spouse. For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser’s written agreement of the transaction prior to the sale.  Consequently, the rule may affect the ability of broker-dealers to sell our securities and also affect the ability of our investors to sell their shares in the secondary market.

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

In January 2009, the Company signed an option and royalty agreement with Kazakh over the Company’s Mwadui Project area diamond prospecting licenses and applications located in the Lake Victoria Greenstone Belt of Tanzania.  Kazakh has the option to acquire a 100% interest in the licenses by fulfilling various option payments over a 72 month period, whereby the Company will then receive a gross overriding royalty of 1.5% on all diamonds sold, and a net smelter returns royalty of up to 2% on any other minerals produced.

On February 25, 2009, the Company entered into an option and royalty option agreement with Songshan, granting Songshan an option to acquire a 100% interest in the Company’s  Kabanga nickel licenses and applications located in northwestern Tanzania, by completing certain exploration work over a period of three years, and then making a production decision, subject to a 3% net smelter royalty reserved in favor of the Company.  In January 2010, Jinchuan Mining concluded an agreement with Songshan to participate in the exploration and development of the Kabanga nickel properties.  Jinchuan Mining has agreed to act as operator and hold complete financial responsibility for all exploration activities on the nickel exploration licences.

In January 2007, the Company concluded an option and royalty agreement with Sloane over a portion of the Company’s Itetemia Property and its entire Luhala gold project.  Under the option agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90% to 100% in certain Itetemia and Luhala prospecting licenses in the Lake Victoria greenstone belt of Tanzania.  In December 2009, Sloane returned seven Luhala licences to the Company.

The Itetemia Property consists of several contiguous prospecting licenses.  One prospecting license is subject to a 3% net smelter royalty.  The Company has a 90% interest in one other prospecting license, which is subject to a 2% royalty interest.  The other prospecting licenses are owned by the Company.  Under an option agreement dated December 14, 2001 with BEAL, BEAL currently has two (2) prospecting licenses located in the Itetemia Project area, under option with the Company.

The Company entered into a Purchase and Sale Agreement (the “Agreement”) with Ashanti dated September 26, 2006 for the repurchase of the Company’s rights to the Kigosi property, including all related camp and equipment, along with the purchase of a non-associated property, the Dongo, from Ashanti in a transaction valued at US$900,000. The price of the acquisition will be satisfied by the Company’s issuance to Ashanti of a total of 180,058 common shares of the Company, in two tranches and subject to certain conditions consisting of: (i) the issuance and allotment of 160,052 common shares to be issued in consideration of the transfer to the Company of the Kigosi Rights, as defined in the Agreement; and (ii) subject to receipt of ministerial consent from the Tanzanian government to the transfer from Ashanti to the Company of the Dongo Rights, as defined in the Agreement, the issuance and allotment to Ashanti of 20,006 common shares of the Company.  As of August 31, 2010, the issuance of 20,006 common shares of the Company to Ashanti remains outstanding.

In 2003, the Company signed a royalty and option agreement covering certain prospecting licenses in the Lake Victoria goldfields area of Tanzania with MDN.    Under the agreement, MDN holds the right to earn 100% of the Company’s underlying interest in the licenses for an up-front cash payment, plus option payments and property expenditures for each retained licence over the five year life of the agreement, which have been completed.  MDN was to complete a feasibility study and make a production decision by December 31, 2009, and achieve production within 18 months or be subject to cash penalties in lieu of royalty payments.  By agreement between the parties dated January 9, 2007, in consideration for extending the production decision date from December 31, 2008 to December 31, 2009, MDN issued 125,000 common shares of MDN to the Company.  On November 11, 2009 the Company was advised by MDN that a feasibility study and production decision would not be made by December 31, 2009.  In consideration for a second extension of the feasibility study and production decision date to December 31, 2010, MDN has issued to the Company 125,000 common shares of MDN. The Company retains the right to escalating net smelter royalties on commercial production that are tied to the price of gold and range from 0.5% below US$250 per ounce to a maximum of 2% at US$380 per ounce.

The Company currently has royalty agreements with five (5) industry partners covering many of its  prospecting licences. These licenses are under agreement with BEAL, MDN, Sloane, Kazakh, and Songshan.

At the present time, the Company’s land position totals 132 prospecting licenses  in the Lake Victoria Greenstone Belt and Kabanga/Kagera Nickel Belt regions of Tanzania, covering an area of approximately 6,770  square kilometers.

Exploration activities continued during 2010 on the Company’s properties located throughout the Lake Victoria Greenstone Belt however emphasis has been primarily placed on the Kigosi Project.    There were no significant property acquisitions during the period; other significant property acquisitions and dispositions are discussed below.

For the year ended August 31, 2010 the Company reported a net loss of $3,427,655.  A total of $10,464 of mineral properties and deferred exploration expenses was written off relating to abandoned mineral properties.    The Company incurred net deferred exploration expenditures of $3,016,060 during the year ended August 31, 2010.

Significant Acquisitions and Significant Dispositions

The Company’s principal capital expenditures and divestitures (including interests in other companies and amounts invested) for the last three fiscal years are described as follows:

In January 2009, the Company signed an option and royalty agreement with Kazakh over the Company’s  Mwadui Project area diamond licenses and applications, located in the Lake Victoria Greenstone Belt of Tanzania.  Kazakh has the option to acquire a 100% interest in the licenses by fulfilling various option payments over 72 months, whereby the Company will then receive a gross overriding royalty of 1.5% on all diamonds sold, and a net smelter returns royalty of up to 2% on any other minerals produced.

On February 25, 2009, the Company entered into an option and royalty agreement with Songshan granting Songshan an option to acquire the Company’s interest in its  Kabanga nickel licenses and applications located in northwestern Tanzania, by completing certain exploration work over a period of three years, and then making a production decision, subject to a 3% net smelter royalty reserved in favor of the Company.  In January 2010, Jinchuan Mining concluded an agreement with Songshan to participate in the exploration and development of the Kabanga nickel properties.  Jinchuan Mining has agreed to act as operator and hold complete financial responsibility for all exploration activities on the nickel exploration licences.

In January 2007, the Company concluded an option and royalty agreement with Sloane over a portion of the Company’s Itetemia Property and its entire Luhala gold project.  Under the option agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90% to 100% in certain Itetemia and Luhala prospecting licenses in the Lake Victoria greenstone belt of Tanzania.  In December 2009, Sloane returned seven Luhala licences to the Company.    The earn-in portion of the agreement includes prescribed annual cash payments, firm exploration expenditures and a minimum amount of diamond drilling metreage over the life of the agreement. In addition, the Company will receive a sliding scale net smelter royalty for any mineral discovery that achieves commercial production.  The exploration component of the option agreement called for  work commitments of US$1 million which have been completed.  Further provisions in the agreement call for the completion of a bankable feasibility study and the announcement of a production decision before the fifth anniversary of the agreement and the achievement of commercial production before the seventh anniversary.

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

The Company’s general area of interest has been in the exploration of gold properties, with a primary focus on exploring for gold properties in Tanzania.  Tanzania remains the prime focus of the Company’s exploration activities.  Other corporations, including Sloane, Kazakh, Songshan Barrick, Ashanti, MDN, and Newmont, have all funded some of the exploration work on the Company’s properties in this area since 1999 under option arrangements, with the exception of properties explored by the Company’s subsidiary, Tanzam, which was privately funded, and exploration conducted by the Company.

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

During 2010 fiscal year, the Company continued evaluation of all prospecting licenses in its portfolio with a view of offering some of them for royalty agreements to other mining companies.  The evaluation of their potential comprises geological mapping, soil sampling and geophysical interpretations.

The Company continued its efforts for the “farming-out” of identified properties for royalty agreements with other mining companies, and continues to examine and review other exploration opportunities in Tanzania.

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

As of November 1, 2010 new Tanzania Mining Regulations came into effect.  Significant changes include:

●	Prospecting Licence annual rental increases to US$40/sq.km for initial period, $50/sq.km. for first renewal and $60/sq.km. for second renewal;
●	Prospecting licence renewals must be submitted a minimum of one month before expiry;
●	Relinquished half of prospecting licence cannot immediately be applied for;
●	Prospecting licences less than 20 sq.km. are no longer required to be halved on renewal;
●	Prospecting licence mineral categories are redefined;
●	No more than 20 prospecting licences will be granted to a company unless total area of prospecting licences is less than 2,000 sq.km.

C.           Organizational Structure

The Company has the following four subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage &Type of Securities Owned or Controlled by Company
		Voting Securities Held	Non-Voting Securities
Itetemia Mining Company Limited(1)	Republic of Tanzania, Africa	90% (common)	n/a
Lunguya Mining Company Ltd. (2)	Republic of Tanzania, Africa	60% (common	n/a
Tancan Mining Company Limited	Republic of Tanzania, Africa	100% (common)	n/a
Tanzania American International Development Corporation 2000 Limited	Republic of Tanzania, Africa	100% (common)	n/a

(1)       The remaining 10% interest is held by State Mining Corporation.
(2)       The remaining 40% interest is held by Northern Mining and Consultancy Company Ltd.

D.           Property, Plant and Equipment

The Company’s business is the acquisition and exploration of mineral properties, with a primary focus on exploring for gold properties in Tanzania.  The Company funds its activities by way of the sale and issuance of its securities to accredited investors.  The Company also obtains operating funds through sales of and options to sell its various mineral property interests to other parties, retaining a royalty interest.  The Company’s properties are without a known body of commercial ore, with no established mineral reserves, and the Company’s activities to date on such properties have been exploratory in nature.

Kigosi Project

Property Description and Location

The Kigosi Project area encompasses approximately 653 square kilometres, principally located within the Kigosi Game Reserve controlled area.  Through prospecting and mining option agreements, the Company has options to acquire interests in several Kigosi prospecting licenses.  To maintain the options, the Company is required to make certain expenditures and fund all exploration costs of the properties.

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

The southern bulk of the Kigosi Project area is wholly located within the northern sector of the Kigosi game reserve with a third of the licenses being located in the adjacent Nikonga-Ushirombo Forestry reserves further north.  As per legal and mandatory requirements, the Company acquired respective renewable permits from the Departments of Game Reserves and Forestry Reserves of the Ministry of Wildlife and Tourism to conduct exploration activities in both the game and forestry reservation areas throughout the year.  Access to the main Kigosi exploration camp via the dirt track has been substantially improved by the Company to allow access by four wheel drive vehicles during the rainy season.

The exploration camp at Kigosi was established by AngloGold Ashanti in proximity to the Luhwaika gold workings, the principal discovery zone in the Kigosi Project area. The camp is predominantly a tented facility with larger semi-permanent structures employed for offices and storage facilities. Recent construction included the installation of metal containers which will be utilized as living and office quarters. Communications at the camp are via satellite internet and telephone. Repair work on the access road into Kigosi has been a priority since the rainy season and earth moving equipment was brought in to improve the roadbed and facilitate traffic flow.

The access track passes over the Shiperenge River, a tributary to the Nikonga River and both are perennial rivers, typically dry in the winter months and overflowing during the October-May rainy season.  Three (3) large ponds located on the Nikonga River were the only close source of water until recently when the company drilled a highly productive water borehole located some 5km northwest of the camp.  The river water is mainly used for the operations of our recently installed bulk sampling plant while drinking water for the camp is pumped via pipeline from the borehole to the camp.  The Nikonga and Shiperenge rivers have played a major part in structuring the physiographic landscape in the area.  These rivers drain southwards into the Moyowosi and Njingwe Swamps.  Small undulating granite hills form the topographic highs, and generally trend northwest.  These hills make up approximately 5% of the project area.  The climate is typical of an African tropical climate, being hot during the day and cooling down in the evenings.  Winters are very mild, but a blanket is needed in the early hours of the mornings.  Kigosi fall within a malaria area, and precautions are necessary. Tsetse flies are also present in some parts of the project area.  The region is heavily forested, but has only limited wildlife, chiefly small gazelle and baboons.

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

The Company previously discovered three new gold occurrences on the Kigosi Property, forming a part of the Company’s Lake Victoria Goldfield Properties held through its subsidiary, Tanzam.In April 2009, J.G. Deane, Pr.Sci.Nat and P. Zizhou, Pr.Sci.Nat., completed a NI 43-101 compliant technical report on the Kigosi Project entitled, “Report on 2001 - 2008 Exploration Programs Kigosi Project Area, Ushirombo District, Shinyanga Region, in the United Republic of Tanzania, East Africa” (the “Preliminary Kigosi Report”).

The following summaries on the Luwaika Gold Reef Prospect, Luhwaika Gravel Deposit, Igunda Gold Reef Prospect and the Msonga Prospect, are mainly excerpted from that report. In addition, a brief summary of the work done in these areas during the year are briefly summarized.

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

Gravel Deposit

During a previous detailed vertical RC-drilling program on the Luhwaika Prospect, the company established the presence of a consistent and sizeable near-surface quartz-rubble bed with a potentially significant economic potential. In consequence, the company commenced a detailed bulk sampling program on this potentially economic rubble bed in September of 2010. A mobile gravity separation plant was installed on the property and two test pits were completed in the Luhwaika Area to secure gravel material for the test program. The two pits were mapped and sampled and relevant cross-sections were produced for planning purposes. The sample material was subsequently processed through the gravity plant to establish gold grades along with gold recovery rates.

In addition, this preliminary processing of the gravel was also used to determine optimum plant parameters as well as establish the best way to recover gold nuggets that seem to be prevalent in the rubble bed.

The Luhwaika Prospect is host to a potentially economic gravel deposit which is likely a direct result of surface collapse and erosion of the Luhwaika Main and West reefs. Artisanal mining activity has concentrated on this loose quartz rubble deposit which is easily accessible for mining. High grade gravels have so far been identified in three areas: the Luhwaika West reef, the Luhwaika Main reef and the Luhwaika East area.

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

Gold mineralization is structurally controlled and the Igunda Reefs are localized in two sub-vertical dipping northwest striking shear zones, dipping steeply (75º – 85º) to the northeast. Gold mineralization also occurs in the host wall rock up to over a meter and is not confined to the veins.

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

Over the past nine years, the Company has conducted extensive exploration over its Kigosi Project Area, focusing mainly on the known Luhwaika artisanal workings that currently remain the main exploration target.

Msonga Prospect

Drilling

Previous extensive exploration and resource definition drilling was focused on the Luhwaika and Igunda gold occurrences in the southern sector of the Kigosi Project area. However, in 2010 our drilling focus was shifted to the Msonga Prospect on the north end of the Kigosi property. The program has sought to achieve a drill fence spacing of 200 metres and drill-hole spacing along each fence line of 30 metres over the main 7km-long Msonga Au-in-soil anomaly. In the period September 2009 to September 2010, the company completed 200 Reverse Rotary Blast (RAB) drill-holes totaling 5,901m, 109 inclined Reverse Circulation (RC) drill-holes totaling 5,981m.  We will also initiate a series of closely spaced short vertical RC drill-holes on widely spaced drill fences to investigate the potential and likely presence of a distinctive auriferous surficial lateritic quartz rubble deposit with up to 95% angular vein quartz rubble cemented by ferricrete that is reminiscent of an in-situ eluvial deposit can generate a readily available resource of immediate economic interest. An additional 297 drill-holes toaling 3.702 m were completed during this program.

The down-hole geology in the bulk of the drilled holes is mainly highly weathered basalt easily distinguished into mottled, saprolite and saprock zones. The depth of weathering is generally down to 30m or more. Potential reef zones appear to comprise of variable quartz veining in highly weathered but schistose mafic schist with rare appearance of pyrite in less weathered zones. In some places, the mineralized zones occur as wide zones of finely disseminated pyrite in moderately to strongly silicified meta-basalt in fresh rock.

The second phase of our RC drilling program is still in progress on the Msonga Prospect.

For additional information regarding the Kigosi Property the reader is referred to the complete text of the Preliminary Kigosi Report, which is available online at www.sedar.com, filed on May 6, 2009 under the heading, “Technical Report (NI 43-101)”.

The Company has incurred total net costs (after any recoveries) of $11,524,827 on the Kigosi Project to August 31, 2010, of which $2,253,320 was incurred during the most recently completed fiscal year.

THE KIGOSI PROJECT IS WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Itetemia Property

Property Description and Location

The Itetemia Property consists of contiguous prospecting licenses covering approximately 50 km2.  In January 2007, the Company concluded an option and royalty agreement with Sloane over a portion of the Company’s Itetemia project.  Under the option agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90% to 100% in  prospecting licenses comprising a portion of the Itetemia Project (see “Item 4. Information on the Company - Significant Acquisitions and Significant Dispositions” above).  The Itetemia Property is located in the Mwanza Region of the Lake Victoria Greenstone Region, Tanzania, approximately 90 kilometres by air southwest of the city of Mwanza, situated on the south shore of Lake Victoria (see property location map above).

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

Ownership

Prior Ownership

With respect to one Itetemia prospecting license, the interest of the Company was acquired from Stamico pursuant to a joint venture agreement dated July 12, 1994 (the “Stamico Venture Agreement”).  The Stamico Venture Agreement obligated the Company to make two initial payments of TSh$1,000,000 and US$7,200 to Stamico, both of which were satisfied.

The Company’s Interest

Through prospecting and mining option agreements, the Company has options to acquire interests in several Itetemia Property prospecting licenses.  The prospecting licenses comprising the Itetemia Property, are indirectly  held by the Company; through the Company’s subsidiaries, Tancan or Tanzam. Inthe case of one prospecting license, Tancan acquired its interest pursuant to the Stamico Venture Agreement, as amended June 18, 2001 and July 2005, which provides, among other things, that:

1.	Tancan had to pay Stamico, on execution of the Stamico Venture Agreement, the sum of US$7,200 (as an advance against the 2% gross revenue royalty) and TSh1,000,000.

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

In January 2007, the Company concluded an option and royalty agreement with Sloane over a portion of the Company’s Itetemia Property.  Under the option agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90% to 100% in certain Itetemia prospecting licenses in the Lake Victoria greenstone belt of Tanzania.

The Itetemia prospecting licences  are adjacent to Barrick’s Bulyanhulu gold mine.

History

The exploration history of the Itetemia Property from 2006 to 2010 is summarized as follows:

Itetemia Exploration History Synopsis

Year	Operator	Work Performed
2006	Tancan	In-house evaluation. 4-hole diamond drill program
2007	Sloane Developments Ltd.	Planned 2000 m RC drill program and 3000 m infill diamond drilling program.
2008	Sloane Developments Ltd.	First phase drill program consisted of 10 Reverse Circulation (RC) aggregating 1,489 metres. Eight diamond drill holes were drilled totalling 2,286.5 metres.
2009	Sloane Developments Ltd.	Data analysis
2010	Sloane Developments Ltd.	Data analysis

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

Exploration

Since entering into the option agreement with Sloane in 2007, Sloane has carried out the exploration work on the licenses comprising a portion of the Itetemia property under option to Sloane.

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

        During the period ended August 31, 2010, no direct property work was conducted on the Itetemia property by Sloane.  However, data analysis from past programs on Itetemia continued, as Sloane pursued financing options and a listing on a major stock exchange.

The Company has incurred total net costs (after any recoveries and write offs) of $5,945,934 on the Itetemia Property to August 31, 2010.

THE ITETEMIA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY PROPOSED PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Luhala Property

Property Description and Location

The Luhala property is located in Misungwi District of Mwanza Region of Tanzania (see property location map above).  It lies approximately 70 kilometres south of the city of Mwanza.  The Luhala prospecting licenses are in good standing with respect to required filings and payments with the Government of Tanzania.

In January 2007, the Company concluded an option royalty agreement with Sloane for its Luhala property.  Under the option agreement, the Company granted Sloane the right to earn a 100% beneficial interest in the Luhala Project.  In December 2009, Sloane returned seven Luhala licences to the Company.

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

History

Luhala has had a significantly more protracted exploration history than Lunguya, beginning with the initial exploration by the then Tanganyikan Geological Survey in 1947.  The exploration history of Luhala since 2006 to 2010 may be summarized as:

LUHALA EXPLORATION HISTORY SYNOPSIS

Year	Operator	Work Performed
2006	Tancan	Diamond drilling, RC drilling
2007	Sloane Developments Ltd.	Follow-up exploration planning
2008	Sloane Developments Ltd.	Data analysis
2009	Sloane Developments Ltd.	Data analysis
2010	Sloane Developments Ltd.	Data analysis

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

Exploration

During the period ended August 31, 2010, no site-based exploration work was conducted by Sloane on the Luhala Property.

At Luhala, three principal mineralized zones have been identified: Kisunge Hill, Shilalo South, and Shilalo West.  Gold mineralization is associated with zones of diffuse silicification, localized around small scale fractures within competent chert and felsic volcanic rock units.  There has been no exploration field work carried out by the Company on the Luhala Property during the fiscal year ended August 31, 2010.

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

For additional information regarding both the Luhala and Lunguya Properties (see below) please refer to a technical report prepared in accordance with the requirements of NI 43-101 dated February 28, 2003, revised June 2007, entitled, “Report on the 2002 Exploration of the Luhala Concessions and the Lunguya Concessions, Lake Victoria Goldfields District, North-Central Tanzania” by Dr. Jim L. Oliver, Ph.D., P. Geo. (the “Revised Luhala and Lunguya 2002 Report”).  The reader is referred to the complete text of the Revised Luhala and Lunguya 2002 Report, which is available at www.sedar.com, filed on August 13, 2007 under the heading, “Other”.

The Company has incurred total net costs (after any recoveries) of $3,842,114 on the Luhala Property to August 31, 2010.

THE LUHALA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY PROPOSED EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Lunguya Project Area

Property Description and Location

The Lunguya Property is located in the Kahama District of Tanzania, and the Company’s interest therein is held indirectly through Tanzam.  The Lunguya Property is situated in the Lake Victoria Greenstone Belts, approximately 100 kms by air to the southwest of Mwanza and about 15 kms south of Bulyanhulu.  The Lunguya Property covers an area of approximately 137 square kilometres.

With respect to Lunguya PL 1766/01 in January, 2003, a Shareholder’s Agreement was entered into wherein a new company, Lunguya Mining Company Limited (“LMC”), was created to form a joint venture between Northern Mining and Consultancy Company Limited (“NMCCL”), Tanzam and LMC.  Tanzam has a 60% shareholding and NMCCL has the remaining 40% shareholding in LMC.

In February 2010, the Company entered into an Option and Royalty Agreement with Joseph Magunila and Partners (“JMP”) over an area in the Kahama District of the Shinyanga Region in Tanzania 100% owned by JMP.  The agreement grants the Company an option to acquire up to 90% of JMP’s interest and/or, at the sole discretion of the Company, to enter into a mining and exploration services agreement.  The Company paid US$90,000 for this option.

Through prospecting and mining option agreements, the Company has options to acquire interests in the Lunguya prospecting licenses.  To maintain the options, the Company is required to make certain expenditures and fund all exploration costs of the properties.

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

Exploration

Limited exploration activities were carried out on the Lunguya property during fiscal 2010. However a Primary Mining Licence (“PML”) was acquired by Tanzam in February 2010. Artisanal mining activity has ceased on the Lunguya property and illegal pits have been closed and the area of concern fenced in.  The manufacturer of the bulk sampling plant equipment for Kigosi has agreed to install a test plant on the Lunguya property at no charge to the Company.

A NI 43-101 compliant study was completed for the Lunguya project. For additional information regarding the Lunguya Property the reader is referred to the complete text of a technical report prepared in accordance with the requirements of NI 43-101 dated February 8, 2010, entitled, “Report on the Lunguya Mineral Exploration Property of Tanzanian Royalty Exploration Corporation in the Kahama District, Shinyanga Region of the United Republic of Tanzania, East Africa” by Martin J. Taylor, P.Geo.  The Preliminary Lunguya Report is available online at www.sedar.com, filed on February 16, 2010 under the heading, “Technical Report (NI 43-101)”.

The Company has deferred total net costs (after any recoveries and write offs) of $2,953,363 on the Lunguya Property to August 31, 2010.

THE LUNGUYA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Biharamulo/Tulawaka Project Area

Property Description and Location

The Biharamulo/Tulawaka Project Areas are located in the Biharamulo District of Kagera Region of Tanzania and is approximately 160 kilometres west-southwest of Mwanza.     The Biharamulo/Tulawaka prospecting licenses are in good standing with respect to required filings and payments with the Government of Tanzania.  Several of the Biharamulo/Tulawaka prospecting licenses are under option to MDN.  The Biharamulo/Tulawaka Project covers an area of approximately 199 square kilometres.  The properties lay on an east-west magnetic trend, between the Kakindu gold discovery (Ashanti) and the Tuluwaka gold discovery (Pangea).

Geology and Mineralization

The Tulawaka Project Area is located in the western sector of the Rwamagaza Greenstone Belt.  One prospecting license is underlain predominantly by granite and the remainder has mixed assemblages of both granite and greenstone.  The Rwamagaza Greenstone Belt is located in the Lake Victoria Gold Belt.  The southern part of the Gold Belt (the Sukumaland greenstones) consists of two concentric belts, separated by granite.  The inner belt, the Rwamagaza belt, comprises mainly mafic volcanics of the lower Nyanzian System.  The principal ore deposit in the region is the Tulawaka deposit (±1 mil ounces of gold) owned by BEAL.

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

The Company has deferred total net costs (after any recoveries and write offs) of $848,439 on the Biharamulo/Tulawaka Properties to August 31, 2010.

THE BIHARAMULO/TULAWAKA PROPERTIES ARE WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Ushirombo Project Area
Property Description, Location, Access, and Infrastructure

The Ushirombo Project encompasses an area of approximately 172 square kilometres within one of the principal Archaean greenstone belts of Tanzania, the Ushirombo Greenstone Belt, in the southwestern part of the Lake Victoria goldfields.  The property is located about 30 kms southeast of the Tulawaka gold mine, held 70% by Pangea Minerals Ltd., a subsidiary of Barrick, and 30% by MDN.   The project area is easily accessed by road, the tarred highway from Mwanza to Burundi via Shinyanga and Kahama, through the southwest of the property.  The large village of Ushirombo lies on the highway within one of the project’s licenses.  This serves as the headquarters for the Bukombe District with the offices of the District Commissioner and the District Courthouse.

Geology and Mineralization

The Ushirombo property occurs in the same structural setting as the Tulawaka Gold Mine which is located 30 kilometres to the northwest. Ushirombo and Tulawaka share many similar geological characteristics including quartz rubble zones that frequently carry significant gold values. Recent work, including exploration drilling, has shown that some of the greenstone belts are more extensive than previously realized including those on the Company’s holdings.

Exploration

In January 2009, the Company prepared a new geological interpretation of the Ushirombo property, integrating airborne magnetic/radiometric data, mapping data and rotary drilling (RAB) results. The Company subsequently identified the “Ushirombo Gold Corridor” (UGC), a 12 kilometre long by six kilometre wide northwest-trending zone, as a prime target area. The UGC contains the areas of historic and current artisanal gold mining and is traversed by the principal regional structures that appear to be associated with the gold mineralization.

In the coming months, the Company will focus on confirming significant drill intersections completed in earlier programs, ascertaining the existence at depth of gold-in-quartz mineralization sampled on surface, and extending the gold mineralization in the principal artisanal workings.

For additional information regarding the Ushirombo Property the reader is referred to the complete text of a technical report prepared in accordance with the requirements of NI 43-101 dated August 31, 2009, entitled, “Report on the Ushirombo Mineral Exploration Property of Tanzanian Royalty Exploration Corporation in the Bukombe District, Shinyanga Region of the United Republic of Tanzania, East Africa” by Martin J. Taylor, P.Geo.  The Preliminary Ushirombo Report is available online at www.sedar.com, filed on September 23, 2009 under the heading, “Technical Report (NI 43-101)”.

The Company has deferred total net costs of $246,303 on the Ushirombo Property to August 31, 2010.

THE USHIROMBO PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Kibara Project Area

 Property Description, Location, Access, and Infrastructure

The Kibara Project covers a contiguous area of approximately 122 square kilometres on the eastern shore of Lake Victoria in northern Tanzania.  The area typically has two rainy seasons, the “small rains” from mid-November through December and the “big rains” from mid-March into May, though significant rain often falls in January and February.  The months of June through October are usually dry, with occasional thunderstorms.  Access along the dirt tracks within the PLs may be impaired directly after heavy rainfall, though exploration activities should not be seriously affected during a normal rainy season unless access is required across areas of mbuga soils.

The property is centred approximately 50 kilometres west of the district headquarters in Bunda.  Principal access is north to Bunda from Mwanza on the paved highway that continues to Nairobi and Kenya.  From Bunda a graded gravel road extends west to Nansio on Ukerewe Island in Lake Victoria, passing through the southern edge of the Kibara property.  The large village of Kibara is located on the Bunda-Nansio road just south of the centre of the property.  Small villages, hamlets and farms are scattered throughout the property.  Fishing on Lake Victoria is the principal activity of the communities along the lake shore.

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

For additional information regarding the Kibara Property the reader is referred to the complete text of a technical report prepared in accordance with the requirements of NI 43-101 dated October 31, 2009, entitled, “Report on the Kibara Mineral Exploration Property of Tanzanian Royalty Exploration Corporation in the Bunda District, Mara Region of the United Republic of Tanzania, East Africa” by Martin J. Taylor, P.Geo.  The Preliminary Kibara Report is available online at www.sedar.com, filed on November 16, 2009 under the heading, “Technical Report (NI 43-101)”.

The Company has deferred total net costs of $78,015 on the Kibara Property to August 31, 2010.

THE KIBARA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Kabanga/Kagera Nickel Property

Property Description and Location

The Kabanga/Kagera Nickel Property prospecting licenses acquired by the Company cover an area of approximately 4,070 square kilometres within the Kagera Fold Belt of northwestern Tanzania.  Management recognized that base metal prices - especially nickel - were destined to move substantially higher, based on demand from China, which has been industrializing at a pace that is arguably without historical precedent.  With this positive demand outlook as an economic driver, the Company applied for open ground within the Kabanga Nickel Belt that was considered to be favorable for hosting magnetic anomalies or differences in the earth’s magnetic field. These magnetic anomalies are often associated with economic mineral deposits, one of which has been discovered in the belt to date.  On February 25, 2009, the Company entered into an option and royalty agreement with Songshan, granting Songshan an option to acquire the Company’s interest in its Kabanga nickel licenses located in northwestern Tanzania, subject to a 3% net smelter royalty reserved in favor of the Company.  In January 2010, Jinchuan Mining concluded an agreement with Songshan to participate in the exploration and development of the Kabanga nickel properties.  Jinchuan Mining has agreed to act as operator and hold complete financial responsibility for all exploration activities on the nickel exploration licences.

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

The Company has deferred total net costs of $75,317 on the Kabanga Nickel properties to August 31, 2010.  Any future exploration work will be at the cost of Jinchuan Mining and Songshan.

THE KABANGA/KAGERA NICKEL PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

The Company has deferred total net costs of $29,956,026 on all properties in the aggregate to August 31, 2010.

Biogeochemistry

The Company’s expertise in biogeochemistry (BGC) remained an integral component in its first pass evaluation of favorable geological environments in the Lake Victoria Greenstone belt.  A key component in the Company’s optimization of its exploration process is the deployment of BGC techniques in its field programs.  One of the major problems confronting mineral explorers in the Lake Victoria Greenstone Belt - and for that matter in most other greenstone belts in the world - is the presence of deep overburden, which frequently masks the existence of favorable host rocks for gold, diamonds and other mineral commodities.

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

Item 4A. Unresolved Staff Comments

Not Applicable

Item 5.  Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended August 31, 2010, 2009, and 2008, and should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

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

For the purposes of United States generally accepted accounting principles (“US GAAP”), the Company expenses all exploration expenditures made prior to commercially mineable deposits being identified.  Property acquisition costs are capitalized as incurred and are subject to impairment analysis on occurrence of a triggering event.   See Note 14 of the Consolidated Financial Statements of the Company.

The Consolidated Financial Statements utilize estimates and assumptions principally regarding mineral properties, going concern, future income taxes, fair value of convertible debt and stock-based compensation, that reflect management’s expectations at the date of preparation.  Events or circumstances in the future, many of which are beyond the control of the Company, may impact these expectations and accordingly could lead to different assumptions and estimates from those utilized.  Factors that could impact the estimates and assumptions that were made at the date of preparation of the Consolidated Financial Statements have been previously discussed under the heading “Risk Factors”.

A.           Operating Results

The following discussion and analysis of the financial condition and operating results of the Company for the years ended August 31, 2010, 2009 and 2008 should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with Canadian GAAP.  The discussion and analysis set forth below covers the results measured under Canadian GAAP.  Material differences between the application of Canadian GAAP and U.S. GAAP to the Company’s audited financial statements exist as described in Note 14 to the Consolidated Financial Statements.

Overview

As of August 31, 2010, the Company had current assets of $1,735,000 as compared to $1,627,000 on August 31, 2009.  The increase in current assets is mainly attributed to an increase in the cash balance and short term investments.  Mineral properties and deferred exploration costs amounted to $29,956,000 as of August 31, 2010, an increase of $3,006,000 as compared to $26,950,000 at August 31, 2009.  The current year’s net expenditures on mineral property exploration is $3,016,000 (2009 - $3,798,000) net of a recovery of $348,000 of exploration costs from its option partners in 2010 (2009 - $416,000.  The Company has also recorded a write-down in 2010 of $10,000 (2009 - $1,207,000) on mineral properties abandoned.

Results of operations

Fiscal year ended August 31, 2010 compared to fiscal year ended August 31, 2009

The loss before income tax in 2010 was $3,428,000 a $1,304,000 decrease from last year’s loss before income taxes of $4,732,000. The decrease in loss before income taxes in 2010 was due to a significant decrease in write off of mineral properties and deferred exploration costs ($1,197,000).

During the year, the Company has made significant purchases in capital equipment to further its bulk sampling operation, therefore there is an increase in amortization of $101,000 from $ 101,000 in 2009 to $ 202,000 in 2010.  Due to the increase in capital equipment purchases, office administration expenses including freight forwarding and handling of purchases also increased from $91,000 in 2009 to $132,000 in 2010.

Property investigation costs were $45,000 for the year ended August 31, 2010 as compared to $23,000 for 2009.  The increase of $22,000 was a result of the Company’s review of new licenses  becoming available.

Transfer agent and listing fees decreased from $228,000 in 2009 to $201,000 in 2010 due to  fewer private placements during 2010.  Professional fees have also decreased by $134,000 from $481,000 in 2009 to $347,000 in 2010.  Legal expenses decreased due to fewer contract negotiations.

During the year, the Company sold 20,000 of 125,000 shares held in short term investments for proceeds of $8,400 and recognized a loss of $3,400.   As at August 31, 2010, the remaining 105,000 shares had a fair value of $40,425.  The Company recorded a loss of $24,525 during the period.

Salaries and benefit expense decreased by $348,000 in 2010 to $1,025,000 from $1,374,000 in 2009.  During the year, the Company’s exploration manager position, vacated in September 2009, was not replaced until January 2010.   In addition, the drill manager position, vacated in November 2009, was not immediately replaced and certain consultants were hired as employees during the last quarter, thus incurring savings of full time salaries and benefit expense for part of the year.  Further, there was an accrual of $132,000 for severance pay in 2009 that was not applicable in 2010.

In 2010, stock based compensation increased by $221,000, due to previously granted Restricted Stock Units (“RSU”) to certain employees whose RSUs vested early due to fulfillment of performance goals.   Directors’ fees decreased by $65,000 from $447,000 in 2009 to $382,000 in 2010 because most directors elected to receive payment in the form of RSUs instead of cash.  The full value of the RSUs will come into effect in the next fiscal year.

For the years ended August 31, 2010 and 2009, the Company did not record any income tax expense or recovery.

Fiscal year ended August 31, 2009 compared to fiscal year ended August 31, 2008

The loss before income tax in 2009 was $4,732,000 a $1,034,000 increase from last year’s loss before income taxes of $3,698,000. The increase in loss before income taxes in 2009 was due mainly to an increase of write off of mineral properties and deferred exploration costs of $535,000 and an increase in salaries and benefits of $372,000.

During the year, the Company did not enter into any Service Agreements therefore no consulting income was earned (2008 - $88,000).  The foreign exchange loss has decreased by $63,000 from $74,000 for the year ended August 31, 2008 to $11,000 for the year ended August 31, 2009 due to the strength of the Canadian dollar throughout the year.  As there was a decrease in cash and cash equivalents throughout the year less interest income was earned, resulting in a net interest charge of $15,000 in 2009 compared to net interest income of $15,000 in 2008, which is a decrease of $30,000.  During 2009, three members of the Company’s Technical Committee received a monthly retainer.  This increased consulting and management fees to $277,000 from $230,000 in 2008.

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

Foreign Exchange

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts and other receivables, accounts payable and accrued liabilities, convertible debt and obligations under the capital lease, of which a portion are held in different currencies.  The Company does not engage in any hedging activities relating to these foreign denominated assets and liabilities.

B.           Liquidity and Capital Resources

The Company had $1,366,000 in cash and marketable securities at August 31, 2010, compared to $1,166,000 as of August 31, 2009.  The Company had working capital of $1,114,000 at August 31, 2010, compared to $943,000 at August 31, 2009.  Although the Company believes it has enough resources through working capital and share subscription agreements to finance operations for its 2011 fiscal year, ultimately the Company will need to obtain additional financing to sustain operations at the present rate of activity.  Subsequent to August 31, 2010 the Company has completed private placements in excess of $12.7 million.  The current cash position is expected to sustain operations for its 2011 fiscal year. Historically, the Company has raised funds through equity financing, 3 year convertible promissory notes and entering into joint venture or royalty agreements with other mining companies.  The Company’s funding requirements by major expenditure category, listed in order of priority are:

(a)	exploration work,
(b)	new property investigations, and
(c)	general and administrative costs.

Exploration work and new property investigations can generally be deferred until adequate capital resources are available, and general and administrative costs can be reduced during periods when funding is not available.

At this time, the Company has no operating revenues, and does not anticipate any operating revenues unless the Company is able to find, acquire, place in production and operate a profitable mining property. Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding.  The Company has financed its operations and investments through the issuance of common shares.  During 2010, the Company raised $5,476,000 (2009 - $5,990,000) through the issuance of share capital and share subscriptions and 3 year convertible promissory notes.  As described in further detail below, throughout the year, the Company issued 1,462,584 shares in private placements with the Chairman and CEO of the Company and others in consideration for cash received of $3,985,000.   In addition, the Company has received $1,965,000 for 3 year promissory notes which were issued in May and July of 2010.

On October 26, 2007 the Company completed a $2 million private placement pursuant to a subscription agreement dated October 11, 2007 with the Chairman and CEO, for the purchase of 347,222 common shares at a price of $5.76 per share.

On February 19, 2008 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated February 4, 2008 with James E. Sinclair, for the purchase of 167,196 common shares at a price of $5.981 per share.

On May 14, 2008 the Company completed a $1,725,000 private placement pursuant to a subscription agreement dated May 1, 2008 with the Chairman and CEO, for the purchase of 332,434 common shares at a price of $5.189 per share.

On August 7, 2008 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated July 15, 2008 with the Chairman and CEO, for the for the purchase of 184,843 common shares at a price of $5.41 per share.

On October 10, 2008 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated October 1, 2008 with the Chairman and CEO, for 327,225 common shares at a price of $3.056 per share.

On December 9, 2008 the Company completed a $740,000 private placement pursuant to a subscription agreement dated October 29, 2008 with Van Tongeren Management LLC for 352,381 common shares at a price of $2.10 per share.

On February 1, 2009, the Chairman and CEO, confirmed his intention to continue his regular investments in the Company by entering into a new Private Placement Subscription Agreement with the Company under which he agreed to subscribe for common shares of the Company for an aggregate amount of $3,000,000.

On February 20, 2009, the Company completed the eighth (8) tranche of an eight (8) tranche private placement pursuant to a Subscription Agreement dated August 8, 2006 made between the Company and the Chairman and CEO, for the purchase of 542,782 common shares for $3,000,000.

 On March 4, 2009 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated February 23, 2009 with the Chairman and CEO for 189,036 common shares at a price of $5.29 per share.

On April 14, 2009 the Company completed a $1,500,000 private placement pursuant to a subscription agreement dated March 27, 2009 with the Chairman and CEO for 248,139 common shares at a price of $6.045 per share for total proceeds of $1,500,000.

On May 28, 2009 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated May 6, 2009 with Van Tongeren Management LLC for 340,020 common shares at a price of $2.941 per share.

On October 26, 2009, the Company completed a private placement with the Company’s Chairman and CEO for 306,749 common shares at a price of $3.26 per share, resulting in net proceeds of $1,000,000 to the Company. With completion of this $1 million private placement, the $3 million private placement agreement dated February 1, 2009 between the Company and the Chairman and CEO is complete.

On December 21, 2009 the Company completed private placements with arm’s length third parties for an aggregate 1,155,835 common shares at a price of $2.718 per share.

On May 28, 2010 the Company completed a private placement with an arm’s length third party consisting of a three-year convertible promissory note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 222,173 common shares at the price of $4.501.  A bonus of 25,000 common shares will be payable if the note is converted into common shares by October 11, 2011.

On August 17, 2010 the Company completed a private placement with an arm’s length third party consisting of a three-year convertible promissory note in the principal amount of $1,095,000 bearing interest at 3% and convertible into 255,484 common shares at the price of $4.286.  $95,000 of the outstanding principal was converted into 22,166 common shares, which shares will be refundable to the Company if the remaining principal is not fully converted into common shares by December 9, 2011.

Mineral Property Projects

As of August 31, 2010 amounts capitalized in respect of mineral properties were $29,956,000 an increase from August 31, 2009 when the balance was $26,950,000, and an increase from August 31, 2008 when the balance was $24,360,343.

During the fiscal year ended August 31, 2010, the Company capitalized mineral property exploration costs of $3,016,000 (net of option payments received of $348,000) on its mineral resource properties.  The Company wrote off $10,464 in exploration expenditures on areas abandoned in the year ended August 31, 2010.

For information on the Company’s commitments for property and rental payments, refer to Item 4.

Events Subsequent To August 31, 2010

On September 7, 2010 the Company completed a $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the Chairman and CEO for 144,430 common shares at a price of $5.539 per share.

On September 23, 2010 the Company completed a private placement with an arm’s length third party consisting of a three-year convertible promissory note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at the price of $4.518 per share.

On October 4, 2010 the Company completed a private placement with arm’s length third parties consisting of three-year convertible promissory notes in the aggregate principal amount of $1,060,000 bearing interest at 3% and convertible into 204,772 common shares at the price of $5.1765 per share.

On November 5, 2010 the Company completed $4,841,600 private placements with arm’s length third parties for an aggregate 800,000 common shares at the price of $6.052/share and an aggregate 200,000 common share purchase warrants exercisable at the price of $7.309 per share and expiring on October 20, 2012.  In addition, the Company paid a finder’s fee payable in 64,000 common shares at the subscription price of $6.052/share.

The Company entered into Subscription Agreements dated November 10 and 17, 2010 for private placements with arm’s length third parties for an aggregate 2,553,627 common shares at the price of $5.874/share and an aggregate 638,407 common share purchase warrants exercisable at the price of $7.05 per share exercisable at any time prior to the second anniversary date of the Agreements.  In addition, the Company will pay a finder’s fee payable in 212,802 common shares at the subscription price of $5.874/share.  On November 23, 2010 the Company completed one private placement and 851,209 common shares were issued for proceeds of $5,000,000.  212,802 common share purchase warrants were issued and 68,097 common shares were issued to arm’s length third parties in respect of the finder’s fee.

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

F.           Tabular Disclosure of Contractual Obligations

The Company has no contractual obligations as of the latest fiscal year end.

Many of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company elects to maintain its interest are as follows:

Option Agreement Obligations	Option Payments Due by Period (US$)
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	$ 822,500	$ 408,500	$ 369,000	$ Nil	$ Nil

Item 6.  Directors, Senior Management and Employees

A.           Directors and Senior Management

The following is a list of the Company’s current directors and officers.  The directors named below were elected or re-elected by the Company’s shareholders on February 25, 2010. There are no family relationships between the directors and officers.

Name, Municipality of Residence and Position With the Company	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since
James E. Sinclair Sharon, Connecticut Chairman, Chief Executive Officer and Director	Chairman and CEO of the Company	April 30, 2002
Marek J. Kreczmer* West Vancouver, British Columbia Director	CEO, Chairman and Director of Hana Mining Ltd.,	July 24, 1991
Ulrich E. Rath Toronto, Ontario Director	Formerly President and CEO and Director of Chariot Resources Ltd.	October 7, 2003
Anton Esterhuizen Johannesburg, South Africa Director	Managing Director, Pangea Exploration (Pty)	January, 2002
William Harvey Sharon, Connecticut Director	Psychologist	April 30, 2002
Rosalind Morrow Toronto, Ontario Director	Lawyer; Partner, Borden Ladner Gervais LLP	October 20, 2003
Dr. Norman Betts Storeytown, New Brunswick Director	Associate Professor, Faculty of Business Administration, University of New Brunswick and a Chartered Accountant	January 4, 2005
Joseph Kahama Dar es Salaam, Tanzania Director, and President	President, Tanzania American International Development Corporation 2000 Limited	February 29, 2008
Riaan Van der Westhuizen Mwanza, Tanzania Senior Vice President	Senior Vice President, Geophysicist of the Company	Not a Director Officer
Regina Kuo-Lee Toronto, Ontario Chief Financial Officer	Chief Financial Officer of the Company	Not a Director Officer
*   Marek Kreczmer resigned effective November 9, 2010

Directors and Senior Management

James E. Sinclair, Chairman, Chief Executive Officer and Director

Mr. Sinclair has been Chairman and CEO of the Company since the Company’s acquisition in April, 2002 of Tanzam.  Mr. Sinclair, aged 69, devotes his full time to the business and affairs of the Company.

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

Regina Kuo-Lee, C.A., Chief Financial Officer

Ms. Kuo-Lee was appointed Chief Financial Officer effective September 1, 2006.   Ms. Kuo Lee, a Chartered Accountant, has more than 19 years experience in the accounting field. Prior to joining the Company she was CFO and Vice President of Finance for Trimin Capital Corp., a management company with large equity interests in operating businesses.   She also has several years experience as a Controller in the technology sector and worked as an internal auditor in the brokerage industry after four years with Deloitte & Touche, Chartered Accountants in Toronto. Ms. Kuo-Lee, aged 44, devotes her full time to the business and affairs of the Company.

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

            Mr. Kreczmer has an extensive background in the mineral exploration business.  He was a project geologist for two leading Canadian explorers, Cameco and Granges Exploration.  The exploration focus for these companies included base metals, uranium and gold.  His responsibilities included all aspects of administering the exploration budget, on-site field management, and the set-up and establishment of an exploration team to deal with specific project objectives.  Mr. Kreczmer, aged 59, devotes approximately 10% of his time to the business and affairs of the Company. Marek Kreczmer resigned effective November 9, 2010.

Ulrich E. Rath, Director

Mr. Rath has a wide range of experience in the mining industry, and has specific experience in North America, South America including Argentina, Chile and Peru and in South Africa. Mr. Rath was until recently  the President and CEO and Director of Chariot Resources Ltd., a junior resource company focused on the exploration, acquisition and development of copper and precious metal mineral deposits in the Andes region of Latin America. In June 2010 Mr. Rath facilitated the sale of Chariot Resources following a global auction. The sale was approved by over 98% of the shareholders of Chariot Resources. As the former President, CEO and Director of Chimera Gold Corp. (previously known as EAGC Ventures), Ulrich Rath was responsible for facilitating the $US67 million acquisition of gold operations in the East Rand region of South Africa that now produce more than 200,000 ounces gold per annum. Subsequently, the Board of Chimera agreed to a 1:1 merger with Bema Gold Corp.  He was formerly CEO and director of Compania Minera Milpo a medium sized Peruvian zinc mining company.   Mr. Rath was also formerly Vice-President, Corporate Development, for Rio Algom Ltd. from December 1992 to October 1998.  Rio Algom Ltd. was a U.S. reporting issuer, whose common shares were listed on the American Stock Exchange.  Mr. Rath, aged 64, devotes approximately 10% of his time to the business and affairs of the Company.

Anton Esterhuizen, Director

Mr. Esterhuizen is an experienced geologist working extensively in Africa. Among his career highlights, he is credited with the discovery and evaluation of the Xstrata Group's world-class, high-grade Rhovan vanadium deposit in South Africa, the re-evaluation of the sizeable Burnstone gold deposit, also in South Africa, and a number of Tanzanian gold deposits, including the Tulawaka deposit, which attracted major players into Tanzania. He is responsible for the discovery of a number of titanium-zirconium mineral sand deposits including the world class Corridor Sands deposit in Mozambique and the Kwale deposit in Kenya. At present, Mr. Esterhuizen is a director of NWT Uranium Corp., and the Managing Director of Pangea Exploration (Pty) Limited in Johannesburg.  Mr. Esterhuizen is a fellow of the Geological Society of South Africa and the first recipient of the Des Pretorius Memorial Award for outstanding work in economic geology in Africa. He also received the Dreyer Award from the Society for Mining Metallurgy and Exploration Inc. for outstanding achievements in applied economic geology.  Mr. Esterhuizen, aged 59 devotes approximately 10% of his time to the business and affairs of the Company.

Dr. William Harvey, B.A., Ph.D., Director

Dr. Harvey is a Clinical Psychologist, who for over thirty years has served as a consultant and technical expert on matters relating to substance abuse prevention and mental health promotion to a wide variety of private and governmental programs and agencies in the United States. These include the National Institute of Drug Abuse, the National Institute of Alcoholism and Alcohol Abuse, the Office of Juvenile Justice & Delinquency Prevention, and the National Mental Health Association. Formerly, an Adjunct Professor in the Department of Sociology at Washington University, his current academic affiliation is that of Senior Research Scientist at the Missouri Institute of Mental Health. He continues to be involved in the formulation of new programs and policies aimed at the betterment of society. The Sinclair family has already made a significant donation to a private trust, The Tanzanian Relief Fund, which in turn has funded the hospital at Bulyanhulu.  Dr. Harvey will expand the role which the Company has at the local level to ensure that stakeholder interests are addressed.  Dr. Harvey, aged 77, devotes approximately 10% of his time to the business and affairs of the Company.

Rosalind Morrow, B.A., B.Ed., LL.B., Director

Ms. Morrow specializes in corporate and securities law with a particular emphasis on financings, including government and structured finance, corporate governance and mergers and acquisitions. She has advised Canadian and international corporations in a number of major projects in the financial, communications and resource sectors. Ms. Morrow, aged 56, devotes approximately 10% of her time to the business and affairs of the Company.

Dr. Norman Betts, Ph.D., Director

Dr. Betts is an associate professor, Faculty of Business Administration, University of New Brunswick (UNB) and a Chartered Accountant Fellow (FCA). Dr. Betts serves as a Chair of the board of directors of Starfield Resources Inc. and as a director and member of the audit committees of Tembec Inc, New Brunswick Power Corporation, Export Development Canada and Adex Mining Inc.    He is a co-chair of the board of trustees of the UNB Pension Plan for Academic Employees and is a director of the Nature Conservancy for the Atlantic region. He is a former Finance Minister and Minister of Business New Brunswick with the Province of New Brunswick. He was awarded a PhD in Management from the School of Business at Queen’s University in 1992.  Dr. Betts, aged 56, devotes approximately 10% of his time to the business and affairs of the Company.

Joseph Kahama, Director and President

Joseph Kahama was appointed President of the Company in September 2009.  He became a director of Tanzanian Royalty Exploration Corporation in February 2008 and he formerly  served as Senior Vice President of the Corporation. A native of Tanzania, Mr. Kahama has served as president and director of the Company's wholly-owned subsidiary, Tanzam, since 1997. In his capacity as president of Tanzam, Mr. Kahama has been responsible for corporate administration and also for maintaining good relations with government, vendors, and the Company's various business partners in Tanzania. Mr. Kahama is a councilor at the Tanzania Chamber of Energy & Minerals (TCME) where he represents the Company and its various Tanzanian subsidiaries. In 2007, he was appointed to the Tanzania National Business Council (TNBC) and the Local Investors Roundtable (LIRT). In 2006, Mr. Kahama was appointed as a member and advisor to the China Africa Business Council (CABC) which is headquartered in Beijing, Peoples Republic of China.  In addition, Joseph Kahama is Chairman of The Kahama Foundation, a not-for-profit organization which enables, fosters and nurtures business entrepreneurship, modern management practices and ethical leadership in business and cooperatives.  Mr. Kahama is also a Trustee and Founding member of The Mawalla Chair for Legal and Business Studies, an academic endowment covering five universities in Tanzania.  Mr. Kahama is also author of a Book called "SIR GEORGE: A Thematic History of Tanzania Through His Fifty Years of Public Service", printed in 2010.  Mr. Kahama, aged 42, devotes his full time to the business and affairs of the Company.

Riaan Van der Westhuizen, Senior Vice President

Mr. Van der Westerhuizen was appointed Senior Vice President of the Company in September 2009.  A specialist in Micromine, a 3D geology exploration and modeling software package, he brings with him the experience and knowledge of nine other African countries.  Mr. Van der Westhuizen, aged 34, devotes his full time to the business and affairs of the Company.

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

For the purposes of the above disclosure, “order” means:

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

B.           Executive Compensation

Compensation Discussion and Analysis

The adequacy and form of director and officer compensation is reviewed on an annual basis by the Board of Directors.  The Audit and Compensation Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff.  The Audit and Compensation Committee is comprised of three directors: Norman Betts (Chair), William Harvey and Ulrich Rath, all of whom are independent for the purposes of National Instrument 58-101 – Corporate Governance.  The Audit and Compensation Committee meet to discuss salary matters as required.  Its recommendations are reached primarily by comparison of the remuneration paid by the Company with publicly available information on remuneration paid by other reporting issuers that the Audit and Compensation Committee feels are similarly placed within the same stage of business development as the Company.  No consultant or advisor has been retained by the Company to assist in determining compensation.

In assessing the compensation of its executive officers, the Company does not have in place any formal objectives, criteria or analysis; instead, it relies mainly on the recommendations of the Audit and Compensation Committee and Board discussion.  The Company’s executive compensation program has three principal components: base salary, incentive bonus plan, and equity compensation plans.

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

Equity compensation plans are designed to provide an incentive to the directors, officers, employees and consultants of the Company to achieve the longer-term objectives of the Company; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Company; and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Company.  The Company awards equity based compensation to its executive officers and employees, based upon the Board’s review of the recommendations of the Audit and Compensation Committee.  Previous awards of such equity compensation are taken into account when considering new grants.  The Company does not presently have an incentive stock option plan and none is contemplated.

Implementation of a new incentive equity based compensation plans and amendments to the existing plans are the responsibility of the Company’s Board of Directors.  The Company’s equity compensation plans are discussed in more detail below, under the sub-headings, “Restricted Stock Unit Plan” and “Employee Share Ownership Plan”.

The Company has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services.  Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

 We are required, under applicable securities legislation in Canada to disclose to our shareholders details of compensation paid to our named executive officers.For purposes of this Form 20-F, “named executive officer” of the Company as defined in Form 51-102F6 – Statement of Executive Compensation, prescribed by NI 51-102 “Continuous Disclosure Obligations”, means an individual who, at any time during the year, was:

(a)	the Company’s chief executive officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)
each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation will be, individually, more than $150,000 for that financial year; and

(d)
each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year.

Based on the foregoing definition, the Company has five (5) named executive officers, namely James E. Sinclair, Chief Executive Officer of the Company, Regina Kuo-Lee, Chief Financial Officer of the Company, Joseph Kahama, President of the Company,  Riaan Van der Westhuizen, Senior Vice President of the Company and Peter Zizhou, Exploration Manager of the Company.

The following tables set forth particulars concerning the compensation of the named executive officers for the Company’s last three fiscal years ended August 31, 2010:

Summary Compensation Table

Name and Principal Position	Year	Salary (C$)	Share-based awards ($)		Option-based awards ($)	Non-equity incentive plan compensa tion ($)	Pension Value ($)	All other compensation ($)	Total compensation (C$)
			Annual incentive plans (RSU)	Long term incent-ive plans (ESOP)
James Sinclair, CEO	2010 2009 2008	Nil Nil	Nil Nil	Nil Nil	None None	None None	None None	Nil Nil	Nil Nil
Regina Kuo-Lee, CFO	2010 2009 2008	90,000 90,000 90,000	25,000 Nil Nil	4,500 4,500 4,500	None None None	None None None	None None None	7,500 7,500 7,500	127,000 102,000 102,000
Joseph Kahama, President	2010 2009 2008	75,240(2) 56,540 46,564	168,750 25,000 Nil	Nil Nil Nil	None None None	None None None	None None None	Nil Nil Nil	243,990 81,540 46,564
Riaan van der Westhuizen, Senior, Vice President	2010 2009 2008	191,032(1)(2) 199,935(1) 160,792(1)	31,250 Nil 25,000	9,129 9,480 7,023	None None None	None None None	None None None	Nil 5,670 500	231,411 215,085 193,315
Peter Zizhou, Exploration Manager	2010	159,631(1)(2)	Nil	12,720	None	None	None	Nil	172,351
(1) Includes taxes paid in Tanzania and statutory deductions
(2) USD exchange = 1.045

Outstanding share-based awards and option-based awards

Option-based Awards					Share-based Awards
Name		Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money RSUs ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
James Sinclair, CEO	2010 2009 2008	None	Nil	Not applicable	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Regina Kuo-Lee, CFO	2010 2009 2008	None	None	Not applicable	47,500 40,000 40,000	10,128 10,416 7,220	47,500 40,000 40,000
Joseph Kahama, President	2010 2009 2008	None	None	Not applicable	89,515 Nil Nil	19,086 Nil Nil	89,515 Nil Nil
Riaan van der Westhuizen, Senior Vice President	2010 2009 2008	None	None	Not applicable	50,000 34,375 34,375	10,661 8,952 6,205	50,000 34,375 34,375
Peter Zizhou	2010	None	None	Not applicable	41,090	8,761	41,090

Incentive plan awards – Value vested or earned during the year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
James Sinclair, CEO	None	Nil	None
Regina Kuo-Lee, CFO	None	25,000	None
Joseph Kahama, President	None	168,750	None
Riaan van der Westhuizen, Senior Vice President	None	31,250	None

Long Term Incentive Plan Awards to Named Executive Officers

The Company has made long-term incentive plan awards during the fiscal year ended August 31, 2010, to named executive officers of the Company. See “Restricted Stock Unit Plan” and “Employee Share Ownership Plan” below.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (“RSU Plan”) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units (“RSUs”).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of April 11, 2006, the Board resolved to suspend 2,000,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 500,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the Award Agreement.

  The Board of Directors implemented the RSU Plan under which employees and outside directors are compensated for their services to the Company.  Annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437.50 per year for serving as Chair of a Committee.  At the election of each individual director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as RSUs, in accordance with the terms of the RSU Plan, and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.  In 2010 outside directors had the option to elect to receive 100% of their compensation in RSUs.  If 100% compensation in RSUs elected, the compensation on which the number of RSUs granted in excess of the required 2/3 shall be increased by 20%.

Under the RSU Plan, outside directors were granted 96,512 RSUs during the fiscal year ended August 31, 2010.

RSUs Granted to Directors and Executive Officers During the Fiscal Year Ended August 31, 2010:

Name	Date of Grant	No. of RSUs(1)	Cash Compensation Election	Vesting Period(2)	Expiration Date
Norman Betts	June 2, 2010	17,981	Nil	1 year	June 2, 2011
Anton Esterhuizen	June 2, 2010	17,200	Nil	1 year	June 2, 2011
William Harvey	June 2, 2010	17,200	Nil	1 year	June 2, 2011
Joseph Kahama	June 2, 2010	19,086	N/A	3 years	June 2, 2013
Marek Kreczmer	June 2, 2010	11,295	$26,090	1 year	June 2, 2011
Regina Kuo-Lee	June 2, 2010	10,128	N/A	3 years	June 2, 2013
Rosalind Morrow	June 2, 2010	15,636	Nil	3 years	June 2, 2013
Ulrich Rath	June 2, 2010	17,200	Nil	1 year	June 2, 2011
Riaan Van der Westhuizen	June 2, 2010	10,661	N/A	3 years	June 2, 2013
RSUs granted to directors and executive officers as a group: 136,387
(1)	Valued at $4.69per RSU
(2)	Subject to the conditions of the RSU Plan with respect to earlier vesting

At the election of each outside director, directors’ fees of $75,298 were paid to outside directors during the fiscal year ended August 31, 2010.  No fees or RSUs were granted to the chief executive officer for board services rendered during fiscal years ended August 31, 2010 and 2009.

The following RSUs granted to directors during the fiscal year ended August 31, 2009 vested during fiscal year ended August 31, 2010 and 93,189 shares were issued on May 27, 2010:

Name	Date of Grant	No. of Shares(1)	Cash Compensation Election	Vesting Period	Expiration Date
Norman Betts	May 27, 2009	15,381	$20,000	1 year	May 27, 2010
Anton Esterhuizen	May 27, 2009	16,569	$12,000	1 year	May 27, 2010
William Harvey	May 27, 2009	16,412	$12,604	1 year	May 27, 2010
Joseph Kahama	May 27, 2009	17,903	N/A	1 year	May 27, 2010
Marek Kreczmer	May 27, 2009	13,795	$26,090	1 year	May 27, 2010
Ulrich Rath	May 27, 2009	13,129	28,208	1 year	May 27, 2010
(1)	Valued at $3.84 per RSU

The following RSUs granted to directors during the fiscal year ended August 31, 2008 vested during fiscal year ended August 31, 2010 and 12,410 shares were issued on January 15, 2010:

Name	No. of Shares(1)	Date of Grant	Vesting Period	Expiration Date
Joseph Kahama	12,410	May 20, 2008	Vested	January 15, 2010

The following RSUs granted to directors during the fiscal year ended August 31, 2007 vested during fiscal year ended August 31, 2010.  5,600 shares were issued on January 15, 2010 and 11,201 shares were issued on April 26, 2010:

Name	No. of Shares(1)	Date of Grant	Vesting Period	Expiration Date
Joseph Kahama	5,600	April 26, 2007	Vested	January 15, 2010
Roasalind Morrow	11,201	April 26, 2007	Vested	April 26, 2010
(1)	Valued at $5.58per RSU

Outstanding RSUs

RSUs granted to directors and executive officers during fiscal year 2010 are outstanding as of August 31, 2010.

Employee Share Ownership Plan

By an agreement dated May 1, 2003, the Company appointed Olympia Trust Company of Calgary, Alberta, as trustee (the “Trustee”) to manage and administer an employee share ownership plan (“ESOP”).  Under the ESOP, eligible employees, directors, and consultants can elect to contribute up to 30% of their salary or compensation on a monthly basis for investment by the Trustee in shares of the Company.  The Company will contribute funds equal to 100% of the employee’s contribution up to an amount equal to 5% or less of the employee’s salary.  The Company will contribute funds equal to 50% of the employee’s contribution for the next 6% to 30% inclusive of the employee’s salary.  All share purchases are at market prices at the time of purchase, through the facilities of the Toronto Stock Exchange using registered representatives.  During fiscal 2010, 13 participants, including participating directors, together with Company contributions, have purchased 35,478 common shares under the ESOP.  The average monthly participant contributions are $7,055 and the Company’s matching monthly contribution is $6,121 per month.   Included in the above contributions are the following director’s annual contributions:

Name	Director Contribution ($)	Company Contribution ($)	Number of Common Shares Purchased
Marek Kreczmer	10,000	10,000	4,643
Rosalind Morrow	10,000	10,000	3,591

In addition to payments to directors disclosed above (see “Restricted Stock Unit Plan” and “Employee Share Ownership Plan”), certain members of the Company’s Technical Committee receive a monthly retainer:

Name	Period	Monthly Retainer (US$)	Total paid to August 31, 2010 (US$)
Anton Esterhuizen	September 2009 – August 2010	$8,400	$100,800
Marek Kreczmer	September 2009 – August 2010	$4,000	$48,000
Ulrich Rath	September 2009 – August 2010	$4,000	$48,000

Pension Plan Benefits

The Company has not set aside or accrued any funds for pension, retirement or similar benefits.

Termination and Change of Control Benefits

There are currently no management contracts with any named executive officers.  There are Employment Contracts with named executive officers whereby the employee shall be entitled to receive an amount by way of severance payment equal to one month's salary per full year of service for termination without cause.

C.           Board Practices

The directors of the Company serve a one year term and are elected at the Annual General Meeting of shareholders.  At the last Annual General Meeting, held on February 25, 2010, the shareholders elected James Sinclair, Marek Kreczmer (who has since resigned), Anton Esterhuizen, William Harvey, Rosalind Morrow, Norman Betts, Ulrich Rath and Joseph Kahama as directors.  The officers of the Company are elected by the Board serve at the pleasure of the Board.

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

The Company also has a compensation committee comprised of Ulrich Rath, William Harvey and Norman Betts.  The audit committee and compensation committee is collectively referred to as the “Audit and Compensation Committee”.  The Audit and Compensation Committee periodically reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and Africa, level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

The Company also has a nominating committee (the “Nominating Committee”) comprised of Ulrich Rath, William Harvey and Norman Betts.  The Nominating Committee considers the size of the Board each year when it considers the number of directors to recommend to shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.  When a vacancy on the Board arises, the independent directors of the Nominating Committee will be encouraged to bring forward any potential nominees that have the necessary skills and knowledge to serve on the Company’s Board.

The Company has a Technical Committee currently comprised of, Ulrich Rath, Anton Esterhuizen, and Riaan Van der Westhuizen. The Technical Committee reviews the definitive exploration policy for the Company and reports directly to the Board of Directors.

AUDIT COMMITTEE INFORMATION

Under National Instrument 52-110 – Audit Committees (“NI 52-110”) reporting issuers are required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor.  Accordingly, the Company provides the following disclosure with respect to its Audit Committee:

1.  The Audit and Compensation Committee’s Charter

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

4.6 The Audit and Compensation Committee will recommend to the Board of Directors policies for the Company’s hiring of employees or former employees of the external auditors who participated in any capacity in the audit of the Company.

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

15.0        Annual Review

15.1	15.1 The Audit and Compensation Committee Charter will be reviewed annually by the Board of Directors and the Audit and Compensation Committee to assess the adequacy of this Charter.

16.0        Independent Advisers

16.1 The Audit and Compensation Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

17.0         Reports of Fraud and Misconduct

17.1 The Audit and Compensation Committee will review, investigate and evaluate all reports of fraud and misconduct. Refer to the Company’s Whistle Blower Policy and Procedures.

18.0         Changes in Accounting Policies

18.1 The Audit and Compensation Committee will review and maintain Accounting Policies including the selection, documentation and changes in Accounting Policies.

19.0        Nominating Committee

19.1 The Nominating Committee considers the size of the Board of Directors each year when it considers the number of directors to recommend to shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.   When a vacancy on the Board arises, the independent directors of the Nominating Committee will be encouraged to bring forward any potential nominees that have the necessary skills and knowledge to serve on the Company’s Board.

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

7.  Audit and Compensation Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit and Compensation Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

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

9.  External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

Financial Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	Non-Audit Fees
2010	Canada - $133,500 Tanzania - $8,000	Nil Nil	$15,000 Nil	Nil Nil
2009	Canada – $120,000 Tanzania - $4,000	Nil Nil	Nil Nil	Nil Nil

D.           Employees

The Company has one (1) full time employee located in South Surrey, British Columbia, Canada, one (1) full time employee located in Toronto, Ontario, Canada, forty-five (45) full time employees located in Mwanza, Tanzania, and two (2) full time employees located in Dar es Salaam, Tanzania.

The Company also contracts three or more persons on a full time or part time basis as dictated by the exploration activities on its properties.  The full time and temporary employees of the Company as of the most recent fiscal year end can be grouped according to main category of activity and geographic location as follows:

Location	Category	Full Time Employees	Temporary Employees	Full Time Consultants	Part Time Consultants
South Surrey, Canada	Administration	1	Nil	Nil	1
Toronto, Canada	Administration	1	Nil	Nil	Nil
Mwanza, Tanzania	Administration	3	Nil	Nil	Nil
	Exploration	42	Nil	Nil	Nil
Dar es Salaam, Tanzania	Administration	2	Nil	1	Nil
	Exploration	Nil	Nil	Nil	Nil
Connecticut, USA	Administration	Nil	Nil	2	1
	Exploration	Nil	Nil	Nil	Nil

E.           Share Ownership

The following table sets forth the share ownership of our directors and named executive officers, held by such persons as of October 31, 2010.  The following table sets forth the share ownership of the directors and named executive officers of the Company as of October 31, 2010.

Name of Owner	Number of Shares Owned	Percentage (1)
Norman Betts	15,381	<0.01%
Anton Esterhuizen	69,213	<0.01%
William Harvey	325,713	0.35%
Joseph Kahama	14,610	<0.01%
Regina Kuo-Lee	7,632	<0.01%
Marek J. Kreczmer	322,858	0.35%
Rosalind Morrow	376,656	0.41%
Ulrich E. Rath	36,477	<0.01%
James E. Sinclair	2,272,497	2.48%
Riaan Van der Westhuizen	32,398	<0.01%
All directors and named executive officers as a group	3,473,435	3.79%
(1)	calculation based on 91,575,046 shares of common stock outstanding as of October 31, 2010

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

As of October 31, 2010, the most practicable date, the Company knows of no person who beneficially owned more than five (5%) of the outstanding shares of each class of the Company’s voting securities.

The following table sets out the portion of common shares of the Company held by registered shareholders in Canada, the United States of America, and all other countries by total number of holders, total shareholdings, percentage of total issued shares, and percentage of total holders as of August 31, 2010:

Jurisdiction Shareholders of Record	Number of Shareholders	Number of Common Shares	Percentage of Total Issued Shares	Percentage of Total Holders
United States	1,229	39,595,530	44%	85%
Canada	142	50,591,678	55%	10%
Other Countries	79	1,228,251	1%	5%
TOTAL	1,450	91,415,459	100%	100%

B.           Related Party Transactions

Financing Transactions

On October 26, 2007 the Company completed a $2 million private placement pursuant to a subscription agreement dated October 11, 2007 with the Chairman and C.E.O. for the purchase of 347,222 common shares at a price of $5.76 per share.

On February 19, 2008 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated February 4, 2008 with the Chairman and C.E.O. for the purchase of 167,196 common shares at a price of $5.981 per share.

On May 14, 2008 the Company completed a $1,725,000 private placement pursuant to a subscription agreement dated May 1, 2008 with the Chairman and C.E.O. for the purchase of 332,434 common shares at a price of $5.189 per share.

On August 7, 2008 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated July 15, 2008 with the Chairman and C.E.O. for the for the purchase of 184,843 common shares at a price of $5.41 per share.

On October 10, 2008 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated October 1, 2008 with the Chairman and C.E.O. for the for the purchase of 327,225 common shares at a price of $3.056 per share.

On February 1, 2009, the Chairman and CEO confirmed his intention to continue his regular investments in the Company by entering into a new Private Placement Subscription Agreement with the Company under which he agreed to subscribe for common shares of the Company for an aggregate amount of $3,000,000.

On March 4, 2009 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated February 23, 2009 with the Chairman and CEO for 189,036 common shares at a price of $5.29 per share.

 On April 14, 2009 the Company completed a $1,500,000 private placement pursuant to a subscription agreement dated March 27, 2009 with the Chairman and CEO for 248,139 common shares at a price of $6.045 per share for total proceeds of $1,500,000.

On February 20, 2009, the Company completed the eighth (8) tranche of an eight (8) tranche private placement pursuant to a Subscription Agreement dated August 8, 2006 made between the Company and the Chairman and CEO, for the purchase of 542,782 common shares for $3,000,000.

On October 26, 2009, the Company completed a private placement with the Company’s Chairman and CEO for 306,749 common shares at a price of $3.26 per share, resulting in gross proceeds of $1,000,000 to the Company. With completion of this $1 million private placement, the $3 million private placement agreement dated February 1, 2009 between the Company and the Chairman and CEO is complete.

Related Party Transactions Subsequent To August 31, 2010

On September 7, 2010 the Company completed an $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the Chairman and CEO for 144,430 common shares at a price of $5.539per share.

Other Related Party Transactions

During the year ended August 31, 2010, $381,690 (2009 - $446,927) was paid or payable by the Company to directors for directors’ fees.  Directors were paid $75,298 (2009 - $104,877) in cash and $302,314(2009 - $323,622) in non-cash equivalent RSUs.

The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the year ended August 31, 2010, the legal expense charged by the firm was $143,524 (2009 - $257,006), of which $63,568 remains payable at year end.

During the year ended August 31, 2010, $204,777 (2009 - $121,891) was paid or payable by the Company to directors as consulting fee for serving on the Technical Committee.

At August 31, 2010, the Company was owed $42,451 from the Company’s Chairman and CEO (2009 - nil).

C.           Interests of Experts and Counsel

Not Applicable.

Item 8.   Financial Statements

A.           Consolidated Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of the Company for the fiscal years ended August 31, 2010, 2009 and 2008 with the Report of Independent Registered Public Accounting Firm, comprised of:

(a)	Consolidated Balance Sheets as of August 31, 2010 and 2009;

(b)	Consolidated Statements of Operations, Comprehensive Loss and Deficit for the years ended August 31, 2010, 2009 and 2008;

(c)	Consolidated Statements of Cash Flows for the years ended August 31, 2010, 2009 and 2008; and

(d)      Notes to the consolidated financial statements.

Dividend Policy

The Company has never paid dividends and does not intend to in the near future.

Litigation

As of August 31, 2010 there were no legal or arbitration proceedings which may have or have had significant effects on the Company’s financial position or profitability.

B.           Significant Changes

None.

Item 9.   The Offering and Listing

A.           Offering and Listing Details

The common share of the Company was listed on the Toronto Stock Exchange (TSX”) under the symbol “TNX” on October 29, 2001, and prior to that date the Company’s common share was listed on the Canadian Venture Exchange, now known as the TSX Venture Exchange.

The common share of the Company was listed on the American Stock Exchange (“AMEX”) (now NYSE Amex Equities (“NYSE Amex”)) under the symbol “TRE” on May 12, 2005.

As of August 31, 2010 there were 1,229 registered shareholders in the United States holding 44% of the Company’s outstanding common shares, representing approximately 85% of the total number of registered shareholders. The Company’s Common share is issued in registered form and the percentage of shares reported to be held by registered holders in the United States is taken from the records of the Computershare Trust Company of Canada in the City of Vancouver, the registrar and transfer agent for the common share.

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

The high and low market prices expressed in Canadian dollars on the Toronto Stock Exchange and the high and low expressed in US dollars on the NYSE Amex for the Company’s common share for the last five years, for the  last six months, and  each quarter for the last three fiscal years

	Toronto Stock Exchange (Canadian Dollars)
Last Six Months	High	Low	Volume
October 2010	7.64	6.80	1,237,093
September 2010	7.79	5.74	2,158,077
August 2010	5.98	5.10	1,017,477
July 2010	5.35	4.81	679,486
June 2010	5.41	4.51	1,122,419
May 2010	5.16	4.40	1,333,221

2009-2010	High	Low	Volume
Fourth Quarter ended August 31, 2010	5.98	4.51	2,819,382
Third Quarter ended May 31, 2010	5.16	4.02	4,017,954
Second Quarter ended February 28, 2010	5.15	3.20	6,038,868
First Quarter ended November 30, 2009	4.20	2.91	13,235,199

2008-2009	High	Low	Volume
Fourth Quarter ended August 31, 2009	4.38	3.02	4,510,479
Third Quarter ended May 31, 2009	6.50	3.27	7,861,353
Second Quarter ended February 28, 2009	5.95	3.25	4,942,020
First Quarter ended November 30, 2008	4.39	1.99	8,802,819

2007-2008	High	Low	Volume
Fourth Quarter ended August 31, 2008	5.60	3.79	4,138,338
Third Quarter ended May 31, 2008	6.32	4.85	4,686,810
Second Quarter ended February 28, 2008	7.20	5.57	4,627,802
First Quarter ended November 30, 2007	6.52	4.99	5,919,488

Last Five Fiscal Years	High	Low
2010	5.98	2.99
2009	6.50	1.99
2008	6.52	3.79
2007	8.24	4.72
2006	10.08	2.00

	NYSE AME (US Dollars)
Last Six Months	High	Low	Volume
October 2010	7.489	6.62	10,024,020
September 2010	7.51	5.46	13,796,458
August 2010	5.63	5.00	7,446,722
July 2010	5.10	4.70	5,496,476
June 2010	5.22	4.33	6,379,946
May 2010	5.07	4.30	6,395,784

2009-2010	High	Low	Volume
Fourth Quarter ended August 31, 2010	5.63	4.33	19,323,144
Third Quarter ended May 31, 2010	5.07	3.92	19,352,772
Second Quarter ended February 28, 2010	4.86	3.00	29,385,355
First Quarter ended November 30, 2009	3.95	2.69	30,234,230

2008-2009	High	Low	Volume
Fourth Quarter ended August 31, 2009	4.07	2.67	17,573,451
Third Quarter ended May 31, 2009	5.29	2.73	23,646,159
Second Quarter ended February 28, 2009	4.77	2.50	16,773,244
First Quarter ended November 30, 2008	3.94	1.58	26,267,688

2007-2008	High	Low	Volume
Fourth Quarter ended August 31, 2008	5.55	3.55	15,936,100
Third Quarter ended May 31, 2008	6.35	4.77	17,084,400
Second Quarter ended February 28, 2008	7.25	5.50	19,660,000
First Quarter ended November 30, 2007	6.77	4.80	23,297,200

Last Five Fiscal Years	High	Low
2010	5.63	2.69
2009	5.29	1.58
2008	7.25	3.55
2007	7.24	4.44
2006	8.87	1.82

B.           Plan of Distribution

Not Applicable.

C.           Markets

The Company’s common share is listed on the Toronto Stock Exchange under the trading symbol “TNX” and on the NYSE Amex under the trading symbol “TRE”.

D.           Selling Shareholders

Not Applicable.

E.           Dilution

Not Applicable.

F.           Expenses of the Issue

Not Applicable.

Item 10.   Additional Information

A.           Share Capital

The Company’s Restated Articles of Incorporation authorized the Company to issue an unlimited number of common shares.  As of January 9, 2008 the Board resolved that the Company authorize for issuance up to a maximum of 96,000,000 common shares, subject to further resolutions of the Company’s Board of Directors, from time to time.  Of the 96,000,000 common shares authorized, without par value, 91,415,459shares were issued and outstanding as of August 31, 2010.

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

The following table reconciles the total number of shares outstanding for the last three fiscal years:

	No. of Shares	Amount
Total Outstanding as of August 31, 2007	86,748,493	$54,113,279
Add: Issued for private placements	1,031,695	$5,724,997
Issued pursuant to share subscriptions agreements	271,374	$1,500,000
Issued pursuant to Restricted Stock Unit Plan	62,790	$367,124
Total Outstanding as of August 31, 2008	88,114,352	$61,705,400
Add: Issued for private placements	1,456,801	$5,240,000
Issued pursuant to share subscription agreements	141,809	$750,000
Issued pursuant to Restricted Stock Unit Plan	69,582	$416,316
Total Outstanding as of August 31, 2009	89,782,544	68,111,716
Add: Issued for private placements, net	1,462,584	3,984,479
Issued pursuant to Restricted Stock Unit Plan	148,165	664,115
Issued for Commitment and Agent’s Fees	22,166	95,000
Total Outstanding as of August 31, 2010	91,415,459	72,855,310

Shares are issued by the Company with the regulatory acceptance of the Toronto Stock Exchange and NYSE Amex, upon resolution of the Board of Directors of the Company.  As of August 31, 2010 there are a total of 91,415,459 common shares issued and a further 187,221 common shares reserved for issuance under outstanding RSUs and 480,491 common shares reserved for issuance under 3-year convertible promissory notes.

B.           Articles of Association and Bylaws

The Company was originally incorporated under the corporate name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta).

The Articles of 424547 Alberta Ltd. were amended on August 13, 1991 as follows:

●	the name of the Company was changed to “Tan Range Exploration Corporation”;
●	the restriction on the transfer of shares was removed; and
●	a new paragraph regarding the appointment of additional directors was added as follows:

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

The Articles of the Company were further amended on February 15, 1996 as follows:

●	the provisions of the Articles authorizing the issue of Class “B” Voting shares, Class “C”

Non-Voting shares and Class “D” Preferred shares were deleted;
●	Class “A” voting shares were redesignated as common shares; and
●	a provision was added to allow meetings of shareholders to be held outside Alberta in either of the cities of Vancouver, British Columbia or Toronto, Ontario.

The Articles of the Company were further amended on February 28, 2006 as follows:

●	the name of the Company was changed to its present name, “Tanzanian Royalty Exploration Corporation”.

The Articles of the Company were further amended on February 29, 2008 as follows:

●	Pursuant to Section 173(1)(l) of the Business Corporations Act (Alberta), Item 5 of the Articles of the Company was amended by changing the maximum number of directors from 9 to 11.

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

C.           Material Contracts

The following are the material contracts of the Company (other than contracts in the ordinary course of business) entered into within the last two years:

Date	Names of Parties	Description of General Nature of the Contract	Consideration Paid; Terms and Conditions
August 24, 2010	James E. Sinclair and the Company	Subscription Agreement for purchase of 144,430 common shares	$5.539 per share for a total of $800,000
March 27, 2009	James E. Sinclair and the Company	Subscription Agreement for purchase of 248,139 common shares	$6.05 per share for a total of $1,500,000
February 23, 2009	James E. Sinclair and the Company	Subscription Agreement for purchase of 189,036 common shares	$5.29 per share for a total of $1,000,000
February 1, 2009	James E. Sinclair and the Company	Subscription Agreement for purchase of $3,000,000 worth of common shares over a two year period.
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

Since the United States federal income and withholding tax treatment may vary depending upon U.S. Holder’s particular situation, a U.S. Holder may be subject to special rules that may have been excluded in this discussion.  Special rules will apply, for example, if the U.S. Holder is

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

Effective July 1, 2009, VAT relief to mining companies and services providers to mining companies was repealed.  VAT was reduced from 20% to 18%.

Withholding Tax

Withholding tax is charged at the rates specified below:

	Resident	Non-Resident
Dividend	10%	10%
Interest	10%	10%
Royalties	0%	15%
Management Fees	0%	15%
Professional Fees	5%	15%
Rent, Premium for Use of Property	10%	15%
Pension/Retirement Annuity	10%	15%

Special Rates for Persons Engaged in “Mining Operations” Rates

	Resident	Non-Resident
Technical Services to Mining Operations	5%	15%
Management Fee	5%	15%
Interest on Loans*	0%	0%
Companies listed on the Dar es Salaam Stock Exchange enjoy a preferential withholding tax on 5% on dividends.
*	In respect of mining companies having loans acquired at arm’s length before July 1, 2001. 10% applies to interest on all other loans.

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

F.           Dividends and Paying Agents

Not Applicable.

G.           Statement by Experts

   Not Applicable.

H.           Documents on Display

The Company files annual reports and other information with the SEC.  You may read and copy any document that we file at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for more information about the Public Reference Rooms.  The SEC also maintains a website, www.sec.gov, where you may obtain our reports.  We also file certain reports with the Canadian Securities Administrators that you may obtain through access of the SEDAR website, www.sedar.com.

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

The following table sets forth the percentage of the Company's administrative expense by currency for the year ended August 31, 2010.

By Currency

2010
Canadian Dollar	25%
U.S. Dollar	50%
Tanzanian Schilling	25%
Total:	100%

Such administrative expense by currency may change from time to time, but it has been roughly the same year to year.  Further, the Company incurred net exploration costs of $3,059,000 and $3,797,496 for the years ended August 31, 2010 and 2009, respectively, which are primarily paid in U.S. dollars.

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

2006	2007	2008	2009	2010 (Average to August 31)
$ 603.46	$ 695.39	$ 871.96	$ 972.35	$ 1,165.32

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

Part II

Item 13. Defaults, Dividend Arrears and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedure (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) and determined that, as a result of the material weakness in internal control over financial reporting described below, as of August 31, 2010 our disclosure controls and procedures are not effective to ensure that information required to be disclosed by the Company  in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934.  The Company’s management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2010.  In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this evaluation, the Company’s management concluded that its internal control over financial reporting was not effective for the period ended August 31, 2010 due to the material weakness described below.

The Public Company Accounting Oversight Board’s Auditing Standard No. 5 defines a material weakness as a control deficiency, or a combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected.  The Company identified a material weakness in its internal control over financial reporting as of August 31, 2010:

●
The Company has limited accounting personnel with expertise in generally accepted accounting principles to enable effective segregation of duties over transaction processes with respect to financial reporting matters and internal control over financial reporting.  This control deficiency resulted in audit adjustments to inventory, foreign exchange gain, convertible debt, contributed surplus and equity which were corrected in the financial statements prior to issuance.

In order to mitigate the reasonable possibility, resulting from this material weakness, that a material misstatement of the financial statements would not be prevented or detected in the future, management’s remediation plan includes continuing to obtain expert advice to assist with the accounting for complex matters and continuing to review the assignment of responsibilities to address, where practicable, any segregation of duties concerns.

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

Changes in Internal Controls over Financial Reporting

During the fiscal year ended August 31, 2010 there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  There has been no material change in internal control over financial reporting.

Item 16 A. Audit Committee Financial Expert

The Company’s Board has determined that  Dr. Norman Betts qualified as an Audit Committee financial expert.  Dr. Betts is an “independent director”, as defined under NI 52-110 and as defined pursuant to National Association of Securities Dealers (NASD) Rule 4200(a)(15) (as such definition may be modified or supplemented).  The SEC has indicated that the designation of an audit committee financial expert does not make that person an “expert” for any purpose, impose any duties, obligations, or liability on that person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations, or liabilities of any other member of the audit committee.

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

Item 16 C.  Principal Accountant Fees and Services

The independent auditor for the fiscal year ended August 31, 2010 and 2009 was KPMG LLP, Chartered Accountants.

Our Audit and Compensation Committee pre-approves all services provided by our independent auditors.  All of the services and fees described below were reviewed and pre-approved by our audit committee.

The following summarizes the significant professional services rendered by KPMG LLP to the Company for the years ended August 31, 2010 and 2009:

Fiscal Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2010	Canada - $133,500 Tanzania - $8,000	Nil Nil	$15,000 Nil	Nil Nil
2009	Canada – $120,000 Tanzania - $4,000	Nil Nil	Nil Nil	Nil Nil

Item 16 D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16 E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

ITEM 16F. Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16 G. Corporate Governance

The Company’s common shares are listed on the NYSE AMEX.   Section 110 of the NYSE AMEX Company Guide permits NYSE AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE AMEX listing criteria, and to grant exemptions from NYSE AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE AMEXstandards

Shareholder Meeting Quorum Requirement. The NYSE AMEX minimum quorum requirement for shareholder meeting is 33 1/3% of the outstanding shares of common stock.  In addition, a company listed on Exchange is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its bylaws.  The Company’s bylaws provide that a quorum at any meeting of shareholders shall bepersons present not being less than two in number  and who hold or represent not less than 20 percent of the total number of the issued shares of the Company for the time being enjoy voting rights at the meeting

Proxy Delivery Requirement. NYSE AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the SEC,  The Company is a foreign private issuer as defined in Rule 3b-4 under the US Securities Exchange Act of 1934, as amended, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of such Act.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirements.  NYSE AMEX requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares.  In general, there is no such requirement under the rules of the Toronto Stock Exchange unless the transaction results in a change of control.  The Company will seek a waiver from NYSE AMEX’s shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under the rules of the Toronto Stock Exchange.

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

Item 18. Financial Statements

Not Applicable.

Item 19. Exhibits
Exhibit No.	Name

1.1	Articles and Bylaws of Tan Range Exploration Corporation, as amended.(1)
1.2	Certificate of Amendment for Change of Name dated February 28, 2006 (6)
1.3	Certificate of Amendment and Registration of Restated Articles dated March 7, 2008 for increase in the maximum number of directors to eleven (6)
1.4	Audited Consolidated Financial Statements for the years ended August 31, 2010, 2009 and 2008*
2.1	Employee Share Ownership Plan (2003) (1)
2.2	2001 Stock Option Plan (1)
2.3	Shareholder Rights Plan (2)
2.4 4.1	Restricted Stock Unit Incentive Plan(4) Subscription and Property Option Agreement dated May 31, 1999 between the Company and Barrick Gold Corporation (2)
4.2	Option Agreement dated December 14, 2001 between Tanzam 2000 Limited and Barrick Exploration Africa Limited(2)
4.3	Letter of Intent dated January 20, 2003 between the Company and Northern Mining Explorations Ltd., as amended by Letter Agreement dated March 18, 2003(2)
4.4	Letter of Intent dated July 21, 2003 between the Company and Ashanti Goldfields (Cayman) Limited (2)
4.8 4.9
Option Agreement dated September 7, 2004 between the Company and Northern Mining Explorations Ltd. (3)
Purchase and Sale Agreement dated September 26, 2006 between the Company and Ashanti Goldfields (Cayman) Limited (4)

4.10	Option and Royalty Agreement dated January 25, 2007 between the Company and Sloane Developments Ltd.(5)
4.12	Subscription Agreement dated March 27, 2009 between the Company and James E. Sinclair(6)
4.13	Subscription Agreement dated February 23, 2009 between the Company and James E. Sinclair(6)
4.14	Subscription Agreement dated February 1, 2009 between the Company and James E. Sinclair(6)

4.15	Subscription Agreement dated August 24, 2010 between the Company and James E. Sinclair*
8.1	List of Subsidiaries(6)
12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act(6)
12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act(6)
13.1	Certification under Section 1350(6)

* Filed herewith
(1)	Previously filed on Form 20-F filed with the SEC on March 15, 2004
(2)	Previously filed on Amendment No. 1 to Form 20 with the SEC on June 28, 2004
(3)	Previously filed on Form 20-F with the SEC on February 10, 2005
(4)	Previously filed on Form 20-F with the SEC on November 30, 2006
(5)	Previously filed on Form 20-F with the SEC on November 30, 2007
(6)	Previously filed on Form 20-F with the SEC on November 25, 2009

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date           November 29, 2010

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:	/s/ “James Sinclair”
James E. Sinclair,
Chairman and Chief Executive Officer
(Principal Executive Officer)

Exhibit 12.1
CERTIFICATIONS

I, James E. Sinclair, certify that:

1.           I have reviewed this annual report on Form 20-F of Tanzanian Royalty Exploration Corporation (the “Company”);

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

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: November 29, 2010	“James Sinclair”
James E. Sinclair,
Chairman and Chief Executive Officer
(Principal Executive Officer)

Exhibit 12.2
CERTIFICATION

I, Regina Kuo-Lee, certify that:

1.           I have reviewed this annual report on Form 20-F of Tanzanian Royalty Exploration Corporation (the “Company”);

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

Date:           November 29, 2010

“Regina Kuo-Lee”
Regina Kuo-Lee,
Chief Financial Officer
(Principal Financial Officer)

Exhibit 13.1

CERTIFICATION

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF

TITLE 18, UNITED STATES CODE)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of Title 18, United States Code), each of the undersigned officers of Tanzanian Royalty Exploration Corporation (the “Company”), does hereby certify with respect to the Annual Report of the Company on Form 20-F for the year ended August 31, 2010 as filed with the Securities and Exchange Commission (the “Form 20-F”) that, to the best of their knowledge:

(1)	the Form 20-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:            November 29, 2010

“James Sinclair”
James E. Sinclair,
Chairman and Chief Executive Officer
(Principal Executive Officer)

“Regina Kuo-Lee”
Regina Kuo-Lee,
Chief Financial Officer