Form 20-F/A
TANZANIAN ROYALTY EXPLORATION CORP
filed 2011-07-12
CIK 1173643

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________________

FORM 20-F/A

AMENDMENT NO. 1

_________________________

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

August 31, 2010

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

Common Shares, without Par Value

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:    91,415,459.

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

Item 17  [X]

Item 18  [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  [   ] Yes  [ X ] No

The Registrant is hereby amending Item 4 in its entirety as follows, which only speaks for the fiscal year ended August 31, 2010.

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

•

Prospecting Licence annual rental increases to US$40/sq.km for initial period, $50/sq.km. for first renewal and $60/sq.km. for second renewal;

•

Prospecting licence renewals must be submitted a minimum of one month before expiry;

•

Relinquished half of prospecting licence cannot immediately be applied for;

•

Prospecting licences less than 20 sq.km. are no longer required to be halved on renewal;

•

Prospecting licence mineral categories are redefined;

•

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

The Company previously discovered three new gold occurrences on the Kigosi Property, forming a part of the Company’s Lake Victoria Goldfield Properties held through its subsidiary, Tanzam.   In April 2009, J.G. Deane, Pr.Sci.Nat and P. Zizhou, Pr.Sci.Nat., completed a NI 43-101 compliant technical report on the Kigosi Project entitled, “Report on 2001 - 2008 Exploration Programs Kigosi Project Area, Ushirombo District, Shinyanga Region, in the United Republic of Tanzania, East Africa” (the “Preliminary Kigosi Report”).

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

Item 19. Exhibits

Exhibit 12.1

Certification of Chief Executive Officer

Exhibit 12.2

Certification of Chief Financial Officer

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing an amended annual report on Form 20-F/A Amendment No. 1  and that it has duly caused and authorized the undersigned to sign this amended Annual Report on its behalf.

Date

July 12, 2011

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:

“James E. Sinclair”

James E. Sinclair,

President and Chief Executive Officer

(Principal Executive Officer)

Exhibit 12.1

CERTIFICATION

I, James Sinclair, certify that:

1.

I have reviewed this amendment no. 1 to annual report on Form 20-F of Tanzanian Royalty Exploration Corporation;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Omitted;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

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

(c)  Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)  Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: July 12, 2011

“James E. Sinclair”

James E. Sinclair

Chief Executive Officer (Principal Executive Officer)

Exhibit 12.2

CERTIFICATION

I, Steve van Tongeren, certify that:

1.

I have reviewed this amendment no. 1 to annual report on Form 20-F of Tanzanian Royalty Exploration Corporation;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Omitted;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

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

(c)  Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)  Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: July 12, 2011

”Steve Van Tongeren”

Steve van Tongeren

Chief Financial Officer (Principal Financial Officer)