Form 20-F
period 2011-08-31
TANZANIAN ROYALTY EXPLORATION CORP
filed 2011-12-12
CIK 1173643

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________________

FORM 20-F
_________________________

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended	August 31, 2011

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                                                                      to

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:99,758,753.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[   ] Yes                      [X] No

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
[X] Yes  [   ] No

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
Large accelerated filer  [  ]                                                      Accelerated filer  [X]                                                      Non-accelerated filer  [   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
            U.S. GAAP [   ]

International Financial Reporting Standards as issued by the International Accounting Standards Board [   ]Other [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Company has elected to follow.
Item 17  [X]                                Item 18  [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  [   ] Yes[ X ] No

TABLE OF CONTENTS

Cautionary Note to U.S. Investors Concerning Estimates of Mineral Resources				1
Currency				1
Foreign Private Issuer Filings				1
Glossary of Technical Terms				2
Part I				7
	Item 1.		Identity of Directors, Senior Management and Advisers	7
	Item 2.		Offer Statistics and Expected Timetable	7
	Item 3.		Key Information	7
		A.	Selected Financial Data	7
		B.	Capitalization and Indebtedness	9
		C.	Reasons for the Offer and Use of Proceeds	9
		D.	Risk Factors	9
	Item 4.	Information on the Company		17
		A.	History and Development of the Company	17
		B.	Business Overview	19
			Plan of Operations	19
			Governmental Regulations	21
		C.	Organizational Structure	22
		D.	Property, Plant and Equipment	22
			Buckreef Property	22
			Kigosi Property	33

	Item 4.A. Unresolved Staff Comments			38
	Item 5.	Operating and Financial Review and Prospects		38
		A.	Operating Results	39
		B.	Liquidity and Capital Resources	41
		C.	Research and Development, Patents and License, etc.	45
		D.	Trend Information	45
		E.	Off Balance Sheet Arrangements	45
		F.	Tabular Disclosure of Contractual Obligations	45
	Item 6.	Directors, Senior Management and Employees		46
		A.	Directors and Senior Management	46
		B.	Executive Compensation	51
		C.	Board Practices	58
		D.	Employees	64
		E.	Share Ownership	64
	Item 7.	Major Shareholders and Related Party Transactions		65
		A.	Major Shareholders	65
		B.	Related Party Transactions	65
		C.	Interests of Experts and Counsel	67
	Item 8.	Financial Statements		67

TABLE OF CONTENTS

		A.	Consolidated Statements and Other Financial Information	67
		B.	Significant Changes	67
	Item 9.	The Offering and Listing		68
		A.	Offering and Listing Details	68
		B.	Plan of Distribution	70
		C.	Markets	70
		D.	Selling Shareholders	70
		E.	Dilution	70
		F.	Expenses of the Issue	70
	Item 10.	Additional Information		70
		A.	Share Capital	70
		B.	Articles of Association and Bylaws	70
		C.	Material Contracts	74
		D.	Exchange Controls	74
		E.	Taxation	76
		F.	Dividends and Paying Agents	83
		G.	Statement by Experts	83
		H.	Documents on Display	83
		I.	Subsidiary Information	83
	Item 11.	Quantitative and Qualitative Disclosures About Market Risk		83
	Item 12.	Description of Securities Other than Equity Securities..		84
Part II				84
	Item 13.	Defaults, Dividend Arrears and Delinquencies		84
	Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		84
	Item 15.	Controls and Procedures		84
	Item 16 A	Audit Committee Financial Expert		85
	Item 16 B.	Code of Ethics		85
	Item 16 C.	Principal Accountant Fees and Services		86
	Item 16 D.	Exemptions from the Listing Standards for Audit Committees		86
	Item 16 E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		86
	Item 16 F.	Change in Registrant's Certifying Accountant		86
	Item 16 G.	Corporate Governance		86
Part III				87
	Item 17.	Financial Statements		87
	Item 18.	Financial Statements		87
	Item 19.	Exhibits		88

Cautionary Note to U.S. Investors Concerning Estimates of Mineral Resources

The Company advises U.S. investors that while the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” (see “Glossary of Technical Terms – Canadian Terminology” herein) are recognized and required by Canadian securities regulations,  and the U.S. Securities and Exchange Commission (the “SEC”) and their regulations do not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into mineral reserves.

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

Glossary of Technical Terms

Ag	The elemental symbol for silver.
alteration	Mineralogical change at low pressures due to invading fluids or the influence of chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.
anomaly	Any concentration of metal noticeably above or below the average background concentration.
assay	An analysis to determine the presence, absence or quantity of one or more components.
Au	The elemental symbol for gold.
background	Traces of elements found in sediments, soils, and plant material that are unrelated to any mineralization and which come from the weathering of the natural constituents of the rocks.
Barrick	Barrick Gold Corp.
BEAL	Barrick Exploration Africa Limited.
BLEG	Acronym for “bulk leach extractable gold” sampling.
Cu	The elemental symbol for copper.
dyke	A tabular body of igneous rock that has been injected while molten into a fissure.
exploration information
Means geological, geophysical, geochemical, sampling, drilling, trenching, analytical testing, assaying, mineralogical, metallurgical and other similar information concerning a particular property that is derived from activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit.

fault	A planar fracture or discontinuity in a volume of rock, across which there has been significant displacement.
Fe	The elemental symbol for iron.
feasibility study
Is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a Pre-Feasibility Study.

fracture	Any local separation or discontinuity plane in a geologic formation, such as a joint or a fault that are commonly caused by stress exceeding the rock strength.
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

hectare or ha	An area totalling 10,000 square metres.
hydrothermal	Hot fluids, usually mainly water, in the earth's crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.
IP	Induced polarization survey, a form of geophysical survey used in the exploration for minerals.
intrusive	A rock mass formed below earth's surface from magma which has intruded into a pre-existing rock mass.
Jinchuan Mining	Jinchuan Mining, a Chinese metals company.
JV	A joint venture, which is a term for a contractual relationship between parties, usually for a single purpose, which is not a partnership.
Kazakh	Kazakh Africa Mining Ltd.
kilometres or km	Metric measurement of distance equal to 1,000 metres (or 0.6214 miles).
mill	A facility for processing ore to concentrate and recover valuable minerals.
mineral reserve	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
mineralization	The hydrothermal deposition of economically important metals in the formation of ore bodies or "lodes”.
net smelter or NSR royalty	Payment of a percentage of net mining profits based on returns from the smelter, after deducting applicable smeltering charges.
Newmont	Newmont Overseas Exploration Corporation.
NI 43-101
National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, as adopted by the Canadian Securities Administrators, as the same may be amended or replaced from time to time, and shall include any successor regulation or legislation.

ore	A mineral or an aggregate of minerals from which a valuable constituent, especially a metal, can be profitably mined or extracted.
outcrop	An exposure of rock at the earth's surface.
overburden	A general term for any material covering or obscuring rocks from view.
Pb	The elemental symbol for lead.
porphyry	A variety of igneous rock consisting of large-grained crystals, such as feldspar or quartz, dispersed in a fine-grained feldspathic matrix or groundmass.

ppm or parts per million	A unit of measurement which is 1000 times larger than parts per billion (i.e. ppb); 1 ppm is equivalent to 1000 ppb, and is also equivalent to 1 gram/tonne.
prefeasibility study and preliminary feasibility study
Each mean a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Nineral Resource may be classified as a Mineral Reserve.

Pyrrhotite	A bronze coloured mineral of metallic lustre that consists of ferrous sulphide and is attracted by a magnet.
pyrite	Iron sulphide mineral.
Qualified Person
An individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association.

quartz	Silica or SiO2, a common constituent of veins, especially those containing gold and silver mineralization.
RAB	Rotary air blast drilling.
RC	Reverse circulation drilling.
reef	A geological discontinuity which served as a trap or conduit for hydrothermal mineralizing fluids to form an ore deposit.
Sb	The elemental symbol for antimony (stibnite).
silicification	Replacement and or impregnation of the constituent of a rock by quartz rich hydrothermal fluids or (silica).
Sloane	Sloane Developments Ltd., a corporation based in the United Kingdom.
Songshan	Songshan Mining Co. Ltd., a corporation based in the People’s Republic of China.
Stamico	State Mining Corporation of Tanzania.
Tancan	Tancan Mining Company Limited, a wholly-owned Tanzanian subsidiary of the Company.
Tanzam	Tanzania American International Development Corporation 2000 Limited, a wholly-owned Tanzanian subsidiary of the Company.
test pits	Shallow holes dug at spots along the strike of any mineralization or, if it is disseminated, anywhere in the area where the shallow holes might reach mineralized bedrock.
ton	Imperial measurement of weight equivalent to 2,000 pounds (sometimes called a “short ton”).

tonne	Metric measurement of weight equivalent to 1,000 kilograms (or 2,204.6 pounds).
tuff	A rock comprised of fine fragments and ash particles ejected from a volcanic vent.
veins
Distinct sheetlike body of crystallized mineral constituents carried by hydrothermal aqueous solutions that are deposited through precipitation within the host country rock. These bodies are often the source of mineralisation either in or proximal to the veins.

Canadian Terminology
The following terms may be used in the Company’s technical reports to describe its mineral properties and have been used in this Annual Report (see “Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Mineral Resources”).  These definitions have been published by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on November 27, 2010, and have been approved for use by Canadian reporting issuers by the Canadian Securities Administrators under NI 43-101, and as those definitions may be amended:

Indicated Mineral Resource
That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource
That part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.

Measured Mineral Resource
That part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological grade and continuity.

Mineral Reserve
A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.
Mineral resources are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves.  A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.  The term “mineral reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received.  It does signify that there are reasonable expectations of such approvals.

Mineral Resource
A concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable.

Probable Mineral Reserve
Is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve
Is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
The term should be restricted to that part of the deposit where production planning is taking plce and for which any variation in the estimate would not significantly affect potential economic viability.

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

For each of the years in the five year period ended August 31, 2011, the information in the tables was extracted from the more detailed audited financial statements of the Company.

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

The following is a summary of certain selected financial information for the Company’s five most recently completed fiscal years (in Canadian dollars, except number of shares):

Canadian GAAP

For the Fiscal Year ended August 31
	2011	2010	2009	2008	2007
Operations:

Revenues	$--	$--	$--	$--	$--

Net loss	(10,221,226)	(3,427,655)	(4,731,836)	(3,698,045)	(3,921,469)

Basic and diluted loss per share	(0.11)	(0.04)	(0.05)	(0.04)	(0.05)

Balance sheet:

Working Capital	30,391,005	1,113,969	943,219	1,264,534	1,546,075

Total Assets	68,113,986	32,783,560	29,285,205	26,956,294	25,421,472

Net Assets	62,684,749	30,321,539	28,601.035	26,380,456	24,742,582

Share Capital	110,671,701	72,855,310	68,111,716	61,705,400	54,113,279

Number of Shares	99,758,753	91,415,459	89,782,544	88,114,352	86,748,493

Deficit	(54,105,351)	(43,884,125)	(40,456,470)	(35,724,634)	(32,026,589)

U.S. GAAP

For the Fiscal Year ended August 31
	2011	2010	2009	2008	2007
Operations:

Revenues	$--	$--	$--	$--	$--

Net loss	(15,331,447)	(6,472,311)	(7,720,030)	(5,738,430)	(6,071,773)

Basic and diluted loss per share	(0.16)	(0.07)	(0.09)	(0.07)	(0.07)

Balance sheet:

Working Capital	24,282,855	1,113,969	943,219	1,264,534	1,546,075

Total Assets	40,383,955	8,879,270	8,289,169	9,044,354	9,540,917

Net Assets	$29,319,356	6,494,100	7,399,383	8,459,516	8,862,027

Share Capital	114,316,361	76,484,387	71,339,854	64,460,328	59,213,178

Number of Shares	99,758,753	91,415,459	89,782,544	88,114,352	86,748,493

Deficit	(85,885,643)	(70,679,742)	(64,207,431)	(56,400,502)	(50,662,072)

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

Year Ended: August 31	Average	Period End	High	Low
2011	0.988	0.9783	1.052	0.9448
2010	1.044	1.064	1.106	0.996
2009	1.177	1.0967	1.2995	1.0338
2008	1.006	1.0631	1.0677	0.9168
2007	1.120	1.0560	1.1852	1.0372

The following table sets forth the high and low exchange rate for the past six months.  As of August 31, 2011, the exchange rate was CDN $ for each US$1.00.

Month	High	Low
October 2011	1.0605	0.9942
September 2011	1.0389	0.9751
August 2011	0.9909	0.9577
July 2011	0.9667	0.9448
June 2011	0.9859	0.9642
May 2011	0.9809	0.9489

B.           Capitalization and Indebtedness

Not Applicable.

C.           Reasons for the Offer and Use of Proceeds

Not Applicable.

D.           Risk Factors

An investment in our Common Shares involves a high degree of risk and should be considered speculative. You should carefully consider the following risks set out below and other information before investing in our Common Shares.  If any event arising from these risks occurs, the Company’s business, prospects, financial condition, results of operations or cash flows could be adversely affected, the trading price of Common Shares could decline and all or part of any investment may be lost.

The operations of the Company are highly speculative due to the high-risk nature of its business, which include the acquisition, financing, exploration and development of mineral properties.  The risks and uncertainties set out below and incorporated by reference herein are not the only ones facing the Company.  Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations.  If any of the risks actually occur, the Company’s business, financial condition and operating results could be adversely affected.  As a result, the trading price of the Common Shares could decline and investors could lose part or all of their investment. The Company’s business is subject to significant risks and past performance is no guarantee of future performance.

Risks relating to the Company

The Company has incurred net losses since its inception and expects losses to continue.

The Company has not been profitable since its inception.  For the fiscal year ended August 31, 2011, the Company had a net loss of Cdn $10,268,000 and an accumulated deficit on August 31, 2011 of Cdn $54,152,000.  The Company has never generated revenues and does not expect to generate revenues from operations until one or more of its properties are placed in production.  There is a risk that none of the Company’s properties will be placed in production, and that the Company’s operations will not be profitable in the future.

The Company’s exploration activities are highly speculative and involve substantial risks.

The Company’s exploration activities are highly speculative and involve substantial risks.  All of the Company’s properties are in the exploration stage and no proven mineral reserves have been established. The Company’s exploration work may not result in the discovery of mineable deposits of ore in a commercially economical manner. There may be limited availability of water, which is essential to milling operations, and interruptions may be caused by adverse weather conditions. The Company’s operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls. The Company’s exploration activities are subject to substantial hazards, some of which are not insurable or may not be insured for economic reasons.

The Company has uninsurable risks.

The Company may be subject to unforeseen hazards such as unusual or unexpected formations and other conditions. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company’s financial position.

The Company depends on key management personnel.

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management including James E. Sinclair, President and Chief Executive Officer, and Steve van Tongeren, Chief Financial Officer.  Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not have employment contracts with the President and Chief Executive Officer or the Chief Financial Officer. The Company maintains key-man life insurance on the President and Chief Executive Officer but not on the Chief Financial Officer of the Company.

Failure to maintain effective internal controls could have a material adverse effect on the Company’s operations.

The Company is required to document and test its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of the United States, which requires annual management assessments of the effectiveness of the Company’s internal controls over financial reporting, and a report by the Company’s independent auditors addressing these assessments. During the course of the Company’s testing, the Company may identify material weaknesses which the Company may not be able to remediate for its annual compliance with the requirements of Section 404. If the Company fails to achieve and maintain the adequacy of its internal controls, as such standards are modified, supplemented or amended from time to time, the Company may not be able to ensure that the Company can conclude on an ongoing basis that the Company has effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for the Company to produce reliable financial reports and are important to help prevent financial fraud. If the Company cannot provide reliable financial reports or prevent fraud, the Company’s business and operating results could be harmed, investors could lose confidence in the Company’s reported financial information, and the trading price of the Company’s stock could drop significantly.  Management identified, for the fiscal year ended August 31, 2010, a material weakness in internal controls affecting financial reporting of certain matters, which matters were corrected prior to management finalizing the financial statements for the period.  See management’s discussion and analysis of the financial condition and results of operations of the Company for the year ended August 31, 2010, as incorporated herein by reference.  The Company believes it has fully remediated the weakness previously identified, with the completion of full operating effectiveness control documentation and testing, including auditor attestation in the current year ended August 31, 2011.

The Company may need additional capital.

As a result of the completion of a US$30 million Bought deal offering completed on August 12, 2011, as at August 31,2011, the Company had cash and marketable securities of Cdn $32,428,000 and working capital of Cdn $27,410,000.  However, the Company will continue to incur exploration costs to fund its plan of operations and may need to raise additional capital.  Ultimately, the Company’s ability to continue its exploration activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing agreements or some combination of these or other means.

The Company has no cash flow from operations and depends on equity financing for its operations.

The Company’s current operations do not generate any cash flow. Any work on the Company’s properties may require additional equity financing. If the Company seeks funding from existing or new joint venture partners, its project interests will be diluted. If the Company seeks additional equity financing, the issuance of additional shares will dilute the current interests of the Company’s current shareholders.  The Company may not be able to obtain additional funding to allow the Company to fulfill its obligations on existing exploration properties.  The Company’s failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible partial or total loss of the Company’s potential interest in certain properties or dilution of the Company’s interest in certain properties.

Conflicts of interest may arise among the Company’s board of directors.

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

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board has announced that Canadian publicly accountable enterprises must adopt IFRS effective for fiscal years beginning on or after January 1, 2011.  The Company will therefore commence in the first quarter of its 2012 fiscal year with comparative figures.   We have completed the assessment phase and are currently working through the implementation phase. The transition to IFRS however, is not anticipated to require any significant changes in our internal control over financial reporting or our disclosure controls and procedures. The Company expects that the areas that will be most affected by the transition to IFRS will be first time adoption, mineral property and exploration costs and stock compensation costs.

Risks relating to the Mining Industry

The Company cannot accurately predict whether commercial quantities of ores will be established.

Whether an ore body will be commercially viable depends on a number of factors beyond the control of the Company, including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to permitting, prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Company cannot accurately predict the exact effect of these factors, but the combination of these factors may result in a mineral deposit being unprofitable. The Company has no mineral producing properties at this time.  Although the mineralized material estimates included herein have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and there is a risk that a particular level of recovery of gold or other minerals from mineralized material will not in fact be realized or that an identified mineralized deposit, if any, will ever qualify as a commercially mineable or viable reserve.

The exploration for and development of mineral deposits involves significant risks.

Mineral resource exploration is a speculative business and involves a high degree of risk. The Company has recently completed a detailed review of historical diamond drilling results on the Buckreef Main, South and North Prospects which form the core of the Buckreef Project.  The Company is reviewing historical data for the Buckreef Project and evaluating previous drill results in the context of establishing the economic significance of the deeper resources at the Buckreef Project using current gold prices.  However, the exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of a resource may result in substantial rewards, few explored properties are ultimately developed into producing mines.  Significant expenditures may be required to locate and establish reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.

The Company may not be able to establish the presence of minerals on a commercially viable basis.

The Company’s ability to generate revenues and profits is expected to occur through exploration of its existing properties as well as through acquisitions of interests in new properties. The Company will need to incur substantial expenditures in an attempt to establish the economic feasibility of mining operations by identifying mineral deposits and establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining operations. The economic feasibility of a project depends on numerous factors beyond the Company’s control, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to a user of the minerals, and the market price of the minerals at the time of sale. The Company’s existing or future exploration programmes or acquisitions may not result in the identification of deposits that can be mined profitably.

The Company depends on consultants and engineers for its exploration programmes.

The Company has relied on and may continue to rely upon consultants for exploration development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish ore reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the exploration infrastructure at any suite chosen for exploration. The Company may not be able to discover minerals in sufficient quantities to justify commercial operation, and the Company may not be able to obtain funds required for exploration on a timely basis.

The Company may not have clear title to its properties.

Acquisition of title to mineral properties is a very detailed and time-consuming process, and the Company’s title to its properties may be affected by prior unregistered agreements or transfers, or undetected defects. Several of the Company’s prospecting licenses are currently subject to renewal by the Ministry of Energy and Minerals of Tanzania. There is a risk that the Company may not have clear title to all its mineral property interests, or they may be subject to challenge or impugned in the future.    See “Mineral Properties – Ownership”.

Mining exploration, development and operating activities are inherently hazardous.

If the Company experiences mining accidents or other adverse conditions, the Company’s mining operations could be materially adversely affected.  The Company’s exploration activities may be interrupted by any or all of the following mining accidents such as cave-ins, rock falls, rock bursts, pit wall failures, fires or flooding.  In addition, exploration activities may be reduced if unfavourable weather conditions, ground conditions or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, dilution increases or electrical power is interrupted.  Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company’s failure to achieve current or future exploration and production estimates.

The Company cannot guarantee when its projects will be placed into production.

The Company’s ability to place its projects into production will be dependent upon using the services of appropriately experienced personnel or contractors and purchasing additional equipment, or entering into agreements with other major resource companies that can provide such expertise or equipment. There can be no assurance that the Company will have available the necessary expertise or equipment when and if the Company places its mineral deposit properties into production. If the Company is unable to successfully retain such expertise and equipment, its development and growth could be significantly curtailed.

Upon commencing production, the Company may not achieve its production estimates.

The Company is currently reviewing the levels of gold present at the Buckreef Project.  Though the Company identified a potentially economic, sub-surface, gold-bearing quartz rubble bed, any potential production and revenues based on production from this area are estimates only. Estimates are based on, among other things, mining experience, resource estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of mining and processing. The Company’s actual production from the Buckreef Project, if it ever achieves production, may be lower than its production estimates.  Each of these factors also applies to future development properties not yet in production at the Company’s other projects.  In the case of mines the Company may develop in the future, it does not have the benefit of actual experience in its estimates, and there is a greater likelihood that the actual results will vary from the estimates. In addition, development and expansion projects are subject to unexpected construction and start-up problems and delays.

The Company’s exploration activities are subject to various federal, state and local laws and regulations.

Laws and regulation govern the development, mining, production, importing and exporting of minerals; taxes; labor standards; occupational health; waste disposal; protection of the environment; mine safety; toxic substances; and other matters. The Company requires licenses and permits to conduct exploration and mining operations. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a substantial adverse impact on the Company. Applicable laws and regulations will require the Company to make certain capital and operating expenditures to initiate new operations. Under certain circumstances, the Company may be required to close an operation once it is started until a particular problem is remedied or to undertake other remedial actions.

The Company’s mineral interests in Tanzania are held under prospecting licenses granted pursuant to the Mining Act, 2010 (Tanzania) for a period of up to four years, and are renewable two times for a period of up to two years each.  There are initial preparation fees and annual rental fees for prospecting licenses based on the total area of the license. Renewals of prospecting licenses can take many months and possibly even years to process by the regulatory authority in Tanzania and there is no guarantee that they will be granted. With each renewal at least 50% of the licensed area, if greater than 20 square kilometres, must be relinquished and if the Company wishes to keep the relinquished one-half portion, it must file a new application for the relinquished portion.  There is no guarantee on the timing for processing the new application and whether it will be successful.

Risks relating to the Market

The Company’s competition is intense in all phases of the Company’s business.

The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral interests, as well as for the recruitment and retention of qualified employees.

The Company is subject to the volatility of metal and mineral prices.

The economics of developing metal and mineral properties are affected by many factors beyond the Company’s control including, without limitation, the cost of operations, variations in the grade ore or resource mined, and the price of such resources. The market prices of the metals for which the Company are exploring are highly speculative and volatile. Depending on the price of gold or other resources, the Company may determine that it is impractical to commence or continue commercial production. The price of gold has fluctuated widely in recent years. The price of gold and other metals and minerals may not remain stable, and such prices may not be at levels that will make it feasible to continue the Company’s exploration activities, or commence or continue commercial production.

The Company’s business activities are conducted in Tanzania.

The Company’s principal exploration properties are currently located in the United Republic of Tanzania, Africa.  Though the government of Tanzania is a stable, multi-party democracy, there is no guarantee that this will continue.  Tanzania is surrounded by unstable countries enduring political and civil unrest, and in some cases, civil war.  There is no guarantee that the surrounding unrest will not affect the Tanzanian government and people, and therefore, the Company’s mineral exploration activities.  Any such effect is beyond the control of the Company and may materially adversely affect its business.

The Company may be affected in varying degrees by political stability and government regulations relating to the mining industry and foreign investment in Tanzania. The government of Tanzania may institute regulatory policies that adversely affect the exploration and development (if any) of the Company’s properties. Any changes in regulations or shifts in political conditions in this country are beyond the control of the Company and may materially adversely affect its business. Investors should assess the political and regulatory risks related to the Company’s foreign country investments.  The Company’s operations in Tanzania are also subject to various levels of economic, social and other risks and uncertainties that are different from those encountered in North America.  The Company’s operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, restrictions on foreign exchange and repatriation, income taxes, expropriation of property, environmental legislation and mine safety.  Other risks and uncertainties include extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, risks of war or civil unrest, government and civil unrest, regional expropriation and nationalization, renegotiation or nullification of existing concessions, licences, permits and contracts, illegal mining, corruption, hostage taking, civil war and changing political conditions and currency controls.  Infectious diseases (including malaria, HIV/AIDS and tuberculosis) are also major health care issues where the Company operates.

Mineral exploration in Tanzania is affected by local climatic and economic conditions.

The Company’s properties have year round access, although seasonal winter rains from December to March may result in flooding in low lying areas, which are dominated by mbuga, a black organic rich laustrine flood soils. Further, most lowland areas are under active cultivation for corn, rice, beans and mixed crops by subsistence farmers. As a result, the area has been deforested by local agricultural practices for many years. The seasonal rains and deforested areas can create a muddy bog in some areas, which can make access more difficult, and could impede or even prevent the transport of heavy equipment to the Company’s mineral properties at certain times of the year between December and March.

Commodity prices are subject to fluctuation.

The Company’s future earnings, if any, are directly related to commodity prices as revenues are derived from rental/option payments on its mineral properties and post-production royalties received on the sales of gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, the relative exchange rate of the U.S. dollar with other major currencies, interest rates, global and regional demand, political and economic conditions, production costs in major gold-producing regions, speculative positions taken by investors or traders in gold and changes in supply, including worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Company’s financial performance or results of operations.

The Company’s operations are subject to issues relating to security and human rights.

Civil disturbances and criminal activities such as trespass, illegal mining, theft and vandalism may cause disruptions at the Company’s operations in Tanzania which may result in the suspension of operations.  There is no guarantee that such incidents will not occur in the future.  Such incidents may halt or delay exploration, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties. The manner in which the Company’s personnel respond to civil disturbances and criminal activities can give rise to additional risks where those responses are not conducted in a manner that is consistent with international standards relating to the use of force and respect for human rights. The failure to conduct security operations in accordance with these standards can result in harm to employees or community members, increase community tensions, reputational harm to the Company and its partners or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties. It is not possible to determine with certainty the future costs that the Company may incur in dealing with the issues described above at its operations.

Risks relating to the Securities of the Company

Current global financial conditions.

Following the onset of the credit crisis in 2008, global financial conditions were characterized by extreme volatility. While global financial conditions subsequently stabilized, there remains considerable risk in the system given the extraordinary measures adopted by government authorities to achieve that stability.  Global financial conditions could suddenly and rapidly destabilize in response to future economic shocks, as government authorities may have limited resources to respond to future crises. Future economic shocks may be precipitated by a number of causes, including a continued rise in the price of oil, geopolitical instability and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favorable to the Company. In such an event, the Company’s operations and financial condition could be adversely impacted.

As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to U.S. shareholders.

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all the periodic disclosure and current reporting requirements of Exchange Act.  As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company will be required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit rules of Section 16 of the Exchange Act. Therefore, shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer the Company is exempt from the proxy rules under the Exchange Act.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

In order to maintain the Company’s current status as a foreign private issuer, a majority of its Common Shares must be either directly or indirectly owned by non-residents of the United States, unless the Company also satisfies one of the additional requirements necessary to preserve this status.  The Company may in the future lose its foreign private issuer status if a majority of its Common Shares is held in the United States and it fails to meet the additional requirements necessary to avoid loss of foreign private issuer status.  The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the MJDS. If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

United States investors may not be able to obtain enforcement of civil liabilities against the Company.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Company is governed by the Business Corporations Act (Alberta), that the some of the Company’s officers and directors and some of the experts named in this short form prospectus are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets and a substantial portion of the Company’s assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of the Company’s directors and officers or the experts named in this short form prospectus or enforce judgments obtained in the United States courts against the Company, certain of its directors and officers or the experts named in this short form prospectus based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability

Provisions of United States federal or state securities laws may not be enforceable in Canada against the Company, its directors and officers or the experts named in this short form prospectus. There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers or the experts named in this short form prospectus to enforce liabilities based solely upon United States federal or state securities laws.

Common Share prices will likely be highly volatile, and investment could decline in value or the entire investment may be lost.

The market price of the Common Shares is likely to be highly volatile and may fluctuate significantly in response to various factors and events, many of which the Company cannot control. The stock market in general, and the market for mining company stocks in particular, has historically experienced significant price and volume fluctuations. Volatility in the market price for a particular issuer’s securities has often been unrelated or disproportionate to the operating performance of that issuer. Market and industry factors may depress the market price of the Company’s securities, regardless of operating performance. Volatility in the Company’s securities price also increases the risk of securities class action litigation.

Future sales of the Company’s currently outstanding Common Shares could cause the market price of the Common Shares to decrease significantly, even if the Company’s business is doing well.

Sales of a significant number Common Shares, or the perception that these sales could occur, particularly with respect to sales by affiliates, directors, executive officers or other insiders, could materially and adversely affect the market price of the Company’s Common Shares and impair the Company’s ability to raise capital through the sale of additional equity securities.

Risk of dilution from further equity financings or exercise of Compensation Options and Warrants.

If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of the Company’s shareholders and reduce the value of their investment. Such additional financing may result in a substantial dilution to the Company’s shareholders and decrease the value of the Company’s securities.

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

The principal executive office of the Company is located at Suite 404 – 1688 152nd Street, South Surrey, BC V4A 4N2, Canada, and its telephone number is (604) 536-7873.  Mr. Sinclair, President and CEO is located at 93 Benton Hill Road, Sharon, Connecticut, 06069, U.S.A., telephone number (860) 364-1830.

For the year ended August 31, 2011 the Company reported a net loss of $10,221,000.  A total of $3,846,000 of mineral properties and deferred exploration expenses was written off relating to abandoned mineral properties.    The Company incurred net deferred exploration expenditures of $7,637,000 during the year ended August 31, 2011.

Significant Acquisitions and Significant Dispositions

The Company’s principal capital expenditures and divestitures (including interests in other companies and amounts invested) for the last three fiscal years are described as follows:

On December 21, 2010, the Company announced it was the successful bidder for the Buckreef Gold Mine Re-development Project in northern Tanzania (the “Buckreef Project”).  Pursuant to the terms of the heads of agreement dated December 16, 2010, the Company paid U.S. $3,000,000 to Stamico in consideration of the transaction.  On October 25, 2011 a Definitive Joint Venture Agreement was entered into with Stamico for the development of the Buckreef Gold Project.  Through its wholly-owned subsidiary, Tanzania American International Development Corporation 2000 Limited (Tanzam), the Company will hold a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holding the remaining 45%.

The Company has awarded a contract to Venmyn Independent Projects (Pty) Limited, a subsidiary of Venmyn Rand (Pty) Limited, to undertake a Preliminary Economic Assessment (“PEA”) on the Buckreef Project.  The information generated by the PEA will assist in the strategic planning of a Definitive Feasibility Study (“DFS”), which the Company expects will commence immediately after completion of the PEA.  See “Mineral Properties”.

On August 12, 2011, the Company completed a U.S.$30 million bought deal financing (the “August Financing”) consisting of 5,263,158 units issued at a price of U.S.$5.70 per unit.   Each unit consisted of one Common Share of the Company and one Common Share purchase warrant exercisable at a price of U.S.$6.25 for a period of two years ending August 12, 2013.  In connection with the August Financing, the Company issued 368,421 compensation options, exercisable for a period of two years ending August 12, 2013 entitling the holder to purchase an aggregate of 368,421 Common Shares at a price of U.S.$5.91 per Common Share.

In January 2009, the Company signed an option and royalty agreement with Kazakh over the Company’s Mwadui Project area diamond licenses and applications, located in the Lake Victoria Greenstone Belt of Tanzania.  Kazakh has the option to acquire a 100% interest in the licenses by fulfilling various option payments over 72 months, whereby the Company will then receive a gross overriding royalty of 1.5% on all diamonds sold, and a net smelter returns royalty of up to 2% on any other minerals produced.  On August 7, 2011 the Company gave Kazakh notice of default for non-payment of overdue amounts under the option and royalty agreement.  On September 5, 2011 the option rights of Kazakh were terminated.

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

B.           Business Overview

The Company is a mineral resource company with exploration stage properties, which engages in the acquisition of interests in and the exploration of natural resource properties. The Company commits its own resources to the initial evaluation of mineral properties and in select situations, if and when warranted, the Company enters into joint venture agreements with other corporations to further the exploration of such properties, in exchange for annual rental/option payments and post-production royalty payments. At present, the Company’s natural resource activities do not generate any income from production.

The Company’s main area of interest has been in the exploration of gold properties, with a primary focus on exploring for gold properties in Tanzania.  Tanzania remains the focus of the Company’s exploration activities.

In the Company’s view, its use of a joint venture and royalty strategy in addition to direct exploration and development offers investors leverage to precious and base metal prices with lower risk and shareholder dilution. Future production royalties from any producing properties discovered by the Company’s joint venture partners would provide the Company with a direct interest in the mine’s cash flow, with exposure to any benefits from new discoveries and production growth, but without the capital obligations, and environmental and social liabilities, associated with direct ownership.

Plan of Operations

Exploration Activities

All of the properties in which the Company holds an interest are in the exploration stageand/or Preliminary Economic Assessment for mine development.  Mineral exploration and development involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration activities will result in any discoveries of commercial bodies of ore.  The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the control of the Company.

By way of general description of the Company’s operating activities, the Company’s business operations involve using known or published geological and geophysical data to locate mineral resource properties meriting further exploration or development.  Once identified, the Company must stake and apply for registration to title of the mineral properties, or negotiate the acquisition of such properties from any third party owners.  Upon registration or acquisition of title, the Company then designs a program of preliminary exploration which can involve grid mapping, geophysical and magnetic surveying, geochemical surveying, geological sampling, grab sampling, assaying and other forms of prospecting as circumstances may require.  Based on the preliminary results, mineral properties are ranked according to merit for further exploration work, which may involve further mapping, more detailed geophysical and geochemical surveying, and trenching to identify potential drill targets.  If mineralization is indicated which merits further investigation, drill targets are selected and a preliminary RC drilling program commences for underground sampling and assaying.  If the results are positive, then a diamond drilling program will commence mainly to check, verify and confirm the mineralization potential of the prospect.

Based on the drilling program results, the Company will develop models of the underlying geology and mineralized zones for more detailed testing.  After further drilling, some mineralized zones will then be modeled using relevant geological software and ultimately be classified as inferred or indicated mineral resources.  With sufficient infill drilling, these inferred or indicated mineral resources can be confirmed as a measured mineral resource, upon which a pre-feasibility study can be prepared by a qualified, independent mining engineer or geologist to determine whether mining activities are economic in the circumstances of the particular property.  A pre-feasibility study must be completed under the requirements of NI 43-101 in Canada in order for mineral reserves to be designated and to confirm the appropriate mining and mineral processing method based on the geological and metallurgical studies of the ore.  A final or bankable feasibility study must be completed for the designation of reserves under the SEC’s Industry Guide 7.  If the bankable feasibility study is favorable, the Company can then use the feasibility study to seek out the necessary financing from a merchant banker or other financial institution for mine construction and development.

During 2011 fiscal year, the Company continued evaluation of all prospecting licenses in its portfolio with a view of offering some of them for royalty agreements to other mining companies.  The evaluation of their potential comprises geological mapping, soil sampling and geophysical surveys and RC drilling.

The Company continued its efforts for the “farming-out” of identified properties for royalty agreements with other mining companies, and continues to examine and review other exploration opportunities in Tanzania.

Exploration

The Company’s principal exploration properties are currently all located in the United Republic of Tanzania, Africa.  The government of Tanzania is a stable, multi-party democracy.  Mineral exploration in Tanzania is affected by local climatic, political, and economic conditions.  The Company’s properties have year round access, although seasonal summer rains from December to March may result in flooding in low lying areas, which are dominated by mbuga (black organic rich laustrine flood soils).  Further, most lowland areas are under active cultivation for corn, rice, beans and mixed crops by subsistence farmers.  As a result, the area has been deforested by local agricultural practices for many years.  The seasonal rains and deforested areas can create a muddy bog in some areas, which can make access more difficult, and could impede or even prevent the transport of heavy equipment to the Company’s mineral properties at certain times of the year between December to March.

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

Governmental Regulations

As of November 1, 2010 the Tanzania Mining Act, 2010 (“Mining Act, 2010”) came into effect.  Changes include:

•	Prospecting Licence annual rental increases to US$40/sq.km for initial period, $50/sq.km. for first renewal and $60/sq.km. for second renewal;
•	Prospecting licence renewals must be submitted a minimum of one month before expiry;
•
Relinquished half of prospecting licence is retained by the Government, cannot immediately be applied for and will only be open for new applications after a 4 month period as determined by the Mining Commissioner;

•	Prospecting licences with an area < 20 sq.km. are no longer required to be halved on renewal;
•	Prospecting licence mineral categories are redefined to 6 categories that may be applied for separately;
•	Uranium, and fossil fuels (oil& gas) have been declared as Strategic minerals and Gold is excluded from this critical category.
•	No more than 20 prospecting licences will be granted to a company unless total area of prospecting licences is <2,000 sq.km.

The Company’s mineral interests in Tanzania are initially held under prospecting licenses granted pursuant to the Mining Act, 2010 for a period of up to four years, and are renewable two times for a period of up to two years each.  We must pay annual rental fees for our prospecting licenses based on the total area of the license measured in square kilometres, multiplied by  US$40/sq.km for initial period, $50/sq.km for the first renewal and $60/sq.km for the second renewal There is also an initial one-time “preparation fee” of US$200.00 per license.  Upon renewal, we pay a renewal fee of US$100.00 per license.  Renewals of our prospecting licenses can take many months and even years to process by the regulatory authority in Tanzania.

All prospecting licenses in Tanzania also require the holder to expend funds which are set out in the Mining Act, 2010.  At each renewal, at least 50% of our licensed area must be relinquished on prospecting licences in excess of 20 square kilometres.  On relinquishing the ground, the area is automatically returned to the Mining Commissoner’s jurisdiction for a period of 4 months after which it will be declared vacant or otherwise by the Commissioner.  If the Company still has an interest in the relinquished one-half portion, it must then file a new application in competition with other interested companies for the relinquished portion 4 months after the relinquishment date.  If more than one application is lodged on the same day at the Mining Commissioner’s office, then the Commissioner may award the ground by tender.  There is no guarantee on the timing for processing the new application and whether it will be successful.

We must hold a mining license or special mining licence to carry on mining activities.  Pursuant to the Mining Act, 2010 a mining license is granted for a maximum initial period of 10 years.  It is renewable 6 months prior to expiry for a period the applicant will state but not exceeding 10 years.  A special mining licence is granted for the estimated life of the ore body indicated in the feasibility study report, or such period as the applicant may request whichever period is shorter.  It is renewable not exceeding the estimated life of the remaining ore body.

Prospecting and special mining and mining license holders must submit regular reports in accordance with mining regulations.  Upon commercial production, the government of Tanzania imposes a royalty on the gross value of all production at the rate of 4% of all gold produced.  The applicable regulatory body in Tanzania is the Ministry of Energy and Minerals.

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

C.           Organizational Structure

The Company has the following four subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage &Type of Securities Owned or Controlled by Company
		Voting Securities Held	Non-Voting Securities
Itetemia Mining Company Limited(1)	Republic of Tanzania, Africa	90% (common)	n/a
Lunguya Mining Company Ltd. (2)	Republic of Tanzania, Africa	60% (common	n/a
Tancan Mining Company Limited	Republic of Tanzania, Africa	100% (common)	n/a
Tanzania American International Development Corporation 2000 Limited	Republic of Tanzania, Africa	100% (common)	n/a
Buckreef Gold Company Limited(3)	Republic of Tanzania, Africa	55% (common)	n/a

(1)       The remaining 10% interest is held by State Mining Corporation.
(2)       The remaining 40% interest is held by Northern Mining and Consultancy Company Ltd.
(3)       The remaining 45% interest is held by State Mining Corporation.

D.           Property, Plant and Equipment

The Company’s business is the acquisition and exploration of mineral properties, with a primary focus on exploring for gold properties in Tanzania.  The Company funds its activities by way of the sale and issuance of its securities.  The Company also obtains operating funds through sales of and options to sell its various mineral property interests to other parties, retaining a royalty interest.  The Company’s properties are without a known body of commercial ore, with no established mineral reserves, and the Company’s activities to date on such properties have been exploratory in nature.

Mineral Properties

Buckreef Project

The following discussion regarding the Buckreef Project in Tanzania is summarized from the Buckreef Technical Report, which is incorporated herein by reference.  The Buckreef Project is the Company’s only material property.

Property, Ownership and Location

The Company is the holder of numerous gold mineral assets in the Tanzanian goldfields including the, Kigosi and Lunguya Prospects and in December 2010, the Company signed a binding heads of agreement with Stamico for the Buckreef Gold Project. On October 25, 2011 a Definitive Joint Venture Agreement was entered into with Stamico for the development of the Buckreef Gold Project.  Through its wholly-owned subsidiary, Tanzania American International Development Corporation 2000 Limited (Tanzam), the Company will hold a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holding the remaining 45%.

The Buckreef Project is located in north central Tanzania immediately to the south of Lake Victoria, in the Mwanza Provincial District. The Buckreef Project is situated 110km southwest of Mwanza, in the Geita District and is accessed by ferry across Smiths Sound and then via unpaved roads and an airstrip. The project comprises the dormant Buckreef Gold Mine and four prospects with known mineralisation namely, Buckreef, Buziba, Tembo and Bingwa.

Geology and Mineralisation

The Buckreef and Buziba gold deposits are classified as medium grade orogenic gold deposits hosted by mafic volcanic sequences of the eastwest trending Archaean Rwamagaza Greenstone Belt (“RGB”) within the Lake Victoria Goldfields (“LVG”) of the Tanzanian Craton. The Buckreef deposit is hosted by a steeply dipping, northeast-southwest trending brittle-ductile shear zone with an early phase of iron rich carbonate alteration, re-brecciation, felsite intrusion and a later phase of auriferous quartz veining.

The Buziba deposit is located 25km east of the Buckreef prospect in the Rwamagaza greenstone belt. The principal host lithologies include magnesium rich basalt, comagmatic dolerite and a suite of quartz-albite felsic porphyries that have intruded the mafic sequence. Gold mineralization is associated with quartz vein arrays that occur in altered shear zones in mafic lithologies and as extensive stockworks in the felsic porphyries.

Regional Geological Setting

The Buckreef Project is situated within the LVG of northern Tanzania, which consists of a number of eastwest trending, linear, Archaean greenstone belts, which are separate granite-gneiss terrains within the Tanzanian Craton of east Africa. The LVG is the third largest gold producing region of Africa, surpassed only by the Witwatersrand Basin in South Africa and the Tarkwa region of Ghana. Numerous gold occurrences have been identified in the LVG, and new discoveries continue to be made. Since 1998, when the first mine, Golden Pride was commissioned, four additional large scale mines namely, Geita, Bulyanhulu, North Mara, and Tuluwaka have come into production. Geita and Bulyhanulu are considered world-class deposits, together representing in excess of 35Moz of gold resources.

The greenstone belts comprise mafic volcanics, pyritic sediments, tuffs, iron formation, chert, and felsic volcanics, collectively known as the Nyanzian Group. The metamorphic grade of the Nyanzian Group is lower to middle greenschist facies, and two major deformational episodes have been identified. Amphibolite facies metamorphic rocks are exposed in the western portions of the belt near Tulawaka Mine, but in general higher grade metamorphic complexes are rare.

The greenstone belt sequences have geological and structural similarities to major gold districts in the Canadian Shield (Val d´Or, Kirkland Lake) and the Yilgarn Craton in Western Australia (Kalgoorlie, Laverton, Leonora, Kambalda and Southern Cross).

Gold mineralisation within the LVG occurs in a number of styles including:-

•	quartz veins within minor brittle lineaments, most commonly worked on a small scale by artisanal workers, due to their limited extent and erratic gold distribution;
•	mineralisation within major ductile shear zones;
•	mineralisation associated with replacement of iron formation and ferruginous sediments; and
•	felsic (porphyry) hosted mineralisation, such as within the Rwamagaza Greenstone Belt.

Regardless of the geological environment, it is accepted that structural control on the emplacement of the mineralisation is critical. The following structural features have proven to be important foci of gold mineralisation:

•	structural lineaments trending at 120º;
•	flexures and splays to the 120º trend (such as at Golden Pride);
•	structural lineaments at 70º (such as at Golden Ridge); and
•	granite-greenstone contacts (such as at the Ushirombo and RGB).

Local Geological Setting

The Buckreef Project area covers the eastern portion of the eastwest trending RGB, which forms part of the Sukumaland Greenstone Belt. The Sukumaland Greenstone Belt is oval shaped and is defined by two intermittently exposed belts of meta-volcanic and meta-sedimentary rocks that surround a core of granitoids and gneisses. The inner belt comprises an older, Lower Nyanzian sequence characterised by basaltic and andesitic lavas and tuffs, whilst the outer, younger, Upper Nyanzian succession consists of iron formation and tuffs. The understanding of the geology in the region has been hampered by the lack of outcrop (less than 2%). Isotopic dating suggests that the sequences are approximately 2.6Ga in age and although no contact between the outer and inner belts is exposed, a general trend of younging outwards is considered valid.

Within the Sukumaland Greenstone Belt, the RGB consists of a sequence of poorly outcropping basaltic flows with well preserved volcanic features such as varioles, pillows, and flow top breccias. The mafic sequences consist of komatiitic basalts to the south and tholeitic basalts in the north, separated by the Rwamagaza Shear Zone. Aeromagnetic data and minor outcrop, indicate the presence of a number of elongate discontinuous, serpentinised, sheared ultramafic bodies parallel to the flow stratigraphy, which could represent either intrusive bodies or the cumulate portions of thick, magnesium rich basaltic lava flows.

Large batholithic granites intrude the RGB and the possibility exists that the RGB forms part of a much larger belt that has been dissected by the intrusions. Aeromagnetic surveys over Buckreef indicate the presence of granites at depth.

The mafic-ultramafic sequence is strained to varying degrees, with the highest strain occurring in the central area of the tenements, where the belt is thinnest. In this area, the dominant rock type is mafic schist. Toward the thicker (less attenuated) eastern and western parts, the schists forms thinner more discrete zones of high strain separating areas of relatively unstrained ultramafic lithologies. The granitoids are generally unstrained and hence assumed to be post peak deformation. A large portion of the basalts to the southeast of Nyarugusu are hornfelsed, suggesting the presence of granite at shallow depths beneath them.

The tectonic evolution of the RGB is very poorly understood. Aeromagnetic data reveals several generations of crosscutting, late stage, brittle-ductile faults and shears, which offset flow stratigraphy and have locally been intruded by the felsic porphyries and by a late stage dolerite dykes. Early formed ductile structures are not easily defined in aeromagnetic data and there is evidence of shear zones that parallel the stratigraphy.

The RGB has been subjected to a phase of laterite development, with formation of predominantly iron rich ferricrete caps, which were subsequently extensively eroded and only isolated remnants of laterite remain in situ. Furthermore, these remnants are largely re-cemented transported laterites. As a consequence of this period of erosion, the weathering profile across the belt is relatively shallow across both Buckreef and Buziba Prospects. Major zones of secondary enrichment are therefore not developed at either Buckreef or Buziba, but there is evidence of localised enrichment in the shallow oxidation profiles in both areas. The RGB in general is covered by a thin layer of elluvial regolith, which is amenable to standard soil sampling techniques.

The prospect host rocks comprise meta-basalt, which are generally un-deformed but metamorphosed to lower greenschist facies grades. At Buckreef interflow units of predominantly pelitic and cherty sediments occur, as well as a variety of porphyritic textured, dyke and vein like felsic intrusions along crosscutting structures or sub-parallel to flow stratigraphy.

A non-penetrative deformation fabric is developed at Buziba, which dips steeply to the south, sub-parallel to the stratigraphy. Individual zones in which this fabric is well developed cannot be traced for distances of more than a few hundred metres on drill sections but a number of such zones occur throughout the 200m of thickness of stratigraphy, which hosts the mineralisation.

Exploration Concept

The Buckreef Gold Mine was an underground mine operated by the Tanzanian State during the late 1980s.  Apart from the state, several previous owners of the project undertook numerous exploration programmes including aeromagnetic, helicopter borne IP, ground magnetic and soil geochemistry surveys, as well as extensive Reverse Circulation (“RC”), Aircore (“AC”) and diamond drilling programmes.

Iamgold Corporation (“Iamgold”), the most recent owner of the project, verified the historic drilling data, undertook additional exploration and defined JORC compliant Mineral Resources in 2006. In total, the exploration programme included approximately 30,000 soil samples, 202,000m of RC drilling, 124,000m of AC drilling and 28,000m of diamond core drilling. An unconfirmed estimate for the historic exploration expenditure is U.S. $23 million.

Metallurgical testwork programs were undertaken on both the Buckreef and Buziba mineralisation types. The testwork on Buckreef mineralisation indicated that oxide and transitional mineralisation types were amenable to treatment using typical carbon-in-leach (“CIL”) processing techniques and fresh mineralisation may benefit from flotation and a finer grind with recoveries anticipated being in the low 90%s. The testwork results for Buziba mineralisation indicated that it is amenable to treatment using gravity and CIL processing techniques. Metallurgical recoveries for Buziba mineralisation were anticipated to be in the low to mid 90%s. Heap leaching testwork indicated that, at a 25mm-50mm crushing size fraction in oxide mineralisation, a 75% recovery could be anticipated, whilst transitional and fresh mineralisation recoveries were lower, at 35% to 50%.

Status of Exploration

The Company has not undertaken exploration on Buckreef to date as it only recently acquired the licences in December 2010. The Company recently announced the awarding of a contract to undertake a Preliminary Economic Assessment (“PEA”) and contingent on the successful outcome of the PEA, the Company expects to undertake a definitive feasibility study as part of the process to fast track the project to production.

Since December 2010, the Company has completed a preliminary due diligence of previous exploration work, completed preliminary planning on expansion and follow-up exploration and resource drilling programs. The Company has planned an initial 58-hole RC drilling program totalling 7,000 metres and an 12-hole infill resource definition diamond drilling program totalling of 6,000m. The drilling is planned to commence in the third quarter period of 2011.  Details of these further exploration activities on the Buckreef Project are briefly summarized for each prospect below.

Eastern Porphyry Prospect

The Eastern Porphyry Prospect is located on the strike extension of the ENE-WSW trending, 5-30m wide, brittle-ductile fault zone within relatively undeformed mafic volcanics immediately east of the main Buckreef Mine. Previous wide-spaced exploration drilling defined the presence of finely disseminated pyrite and quartz veining slivers of persistent but discontinuous sub parallel zones of quartz porphyry units hosted in the main fault zone.

           The Company has planned a total of 2,400m of RC and 600m of diamond core drilling to commence in October 2011. The diamond core drilling is mainly to clarify the structural and geological set-up of this complex satellite deposit while the RC drilling is mainly infill drilling to give greater control in resource modelling.

Tembo Prospect

The Tembo Prospect located in an adjacent but sub-parrallel shear zone to the regional ENE-WSW trending Rwamagaza main shear zone is located approximately 3km south-west of the main Buckreef Mine.  Gold mineralisation at Tembo is hosted within grey quartz stringers, veinlets and boudins all tightly constrained by east-west shears hosted in weathered basaltic volcanic units.

An initial total of 1,500-2,000m of RC and 180m of diamond core drilling are planned to commence in November 2011. The RC drilling is planned to test the strike and down-dip extension to the east of the main Tembo deposit while the core drilling is to accommodate additional metallurgical and specific gravity analytical test-work.

Bingwa Prospect

Bingwa lies at the northern margin of the RGB adjacent to a sheared contact with a granitic intrusive and approximately 4km east of Buckreef. Gold mineralisation, associated with quartz veining in strongly foliated and altered greenstone in a shear zone abutting the granitoid contact, has been identified by drilling over a strike length of 350m and up to 100m below surface with the main zone of mineralisation occurring over a strike length of 150m.

The majority of the mineralisation defined to date lies in the oxide zone, which extends to 40 to 60m below surface. An initial total of 1,500m of RC and 180m of diamond core drilling are planned to commence in mid-November 2011. The RC drilling is planned to test the SW strike and potential down-dip extension of the main Bingwa deposit while the core drilling is to accommodate additional metallurgical and specific gravity analytical test-work.

Buziba Prospect

The Buziba Prospect is located approximately 20km east of Buckreef and the gold mineralisation is also similarly hosted in pillowed mafic rocks intruded by a suite of feldspar porphyry dyke slivers.  Of immediate interest to the Company is the presence of a surficial laterite-cemented quartz rubble deposit previously targeted by artisinal miners.

           The Company commenced and completed a pitting and bulk sampling program in June 2011.  The program comprised a total of 50 pits that effectively assessed the potential grade distribution of this surficial lateriate-cemented quartz rubble bed.

Development and Operations

Apart from historic underground mining during the period 1982 to 1992 by STAMICO on the Buckreef Mine, no mining operations or development have yet commenced by the Company.

Buckreef Main Prospect

               The Buckreef Mine was developed on an ENE-WSW trending, 5-30m wide, brittle-ductile fault zone within relatively undeformed mafic volcanics. The fault zone contains early, pervasive iron carbonate alteration with pervasive silicification associated with hydrothermal fluids during emplacement of the mineralizing and intrusive porphyry units. Several phases of quartz veining can also be distinguished and subsequent re-activation of the Rwamgaza shear shone resulted in the entire package undergoning variable brittle fracturing and brecciation with a later re-cementation by multiple events of grey to white quartz veining. Finely disseminated pyrite occurs in halos surrounding the zones of quartz veining. The degree and intensity of the quartz veining is directly related to the tenor of gold mineralisation with the high grade gold zones mainly associated with the quartz (silica)-carbonate-pyrite alteration halos adjacent to the mafic-felsic rock contact margins. Deep drilling implies higher grade shoots plunging steeply to the north.

The mineralised structure at Buckreef has been clearly but not exhaustively defined geologically in terms of alteration and deformation styles and the resources are well constrained. Buckreef North and Main Zones comprise by far the largest portion of the known resource. The Main Zone strikes for 600m dips steeply to the west and is known to extend to at least 400m below surface. The Buckreef North Zone extends for 250m, also dips steeply to the west and has been intercepted in drilling 400m below surface.

Gold mineralisation at Buckreef is non-refractory in both primary and oxide material and is associated with the presence of finely disseminated pyrite. The Company has invited tenders from several reputable organisations to initiate a Bankable Feasibility Study as part of the process to fast track the project to production in the next 18-30 months.

The Company has applied for an extension and/or expansion of the current surface rights (Special Mining Licence) from 3.45km2 to ~17 km2 and this would increase the Company’s sufficiency for any future mining operations, processing plant, waste sites and tailing storage facility sites. Power and water availability are adequate for current requirements and will be upgradable to meet future mining requirements. In December 2007, Lorax Environmental was requested to conduct a study to identify suitable dam sites for a dam dedicated to supply water to the proposed Buckreef Mine site. In total 11 sites were identified and will be further investigated as the project progresses to pre-feasibility study stage.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

           The Buckreef Project is situated in the Geita district, approximately 110km southwest of Mwanza, in the Lake Victoria region of Tanzania. The hinterland northwest of Dar es Salaam is connected by a poorly maintained bitumen road, unreliable train service and several daily commercial flights. Mwanza is the nearest major population centre to the project, approximately 60km northeast of Buckreef, and is the second largest city in Tanzania with a population of one million people.

Access to the project area is via ferry from Mwanza across Smiths Sound, then via sealed road through the township of Geita. Alternative access is via sealed road through Shinyanga and Kahama, and subsequently via gravel road north to Bulyanhulu and then west to Nyarugusu.

The project can also be accessed by scheduled light aircraft flights (Coastal Air Services) from Mwanza to the airstrips located at Bulyanhulu or Geita Gold Mines, or more directly by charter to the bush airstrips located at Buckreef Mine or Nyarugusu Village.

Access to Buziba, is on the Nyarugusu track turning south at the Main Reef Mine junction to Nyarugusu Village, which is located 25km east of Buckreef Mine.

The infrastructure at the Buckreef project area is generally poor and unpaved roads are poorly maintained rendering access during the rainy season difficult. The project area is densely populated with individual kraals and agglomerations of dwellings related to transient artisanal gold mining activities.

Exploration logistics, supplies and labour are largely provided from Mwanza and where possible, sourced locally from the villages of Rwamgasa, Katoro and Nyarugusu and Geita township. Local small pastoral villages are poor sources of logistical support and communication in the area is provided by a modern cell phone network, which has coverage in virtually all sectors of the LVG.

Climate, Vegetation and Physiography

The Buckreef Project area consists of gently rolling low hills at an average elevation of 1,210m to 1,250mamsl, with flat alluvium deposits and black cotton (Mbuga) soil filled valleys. The original vegetation has been modified by subsistence farming and tree clearing (mainly for charcoal), to mixed crops and open grassland. Certain areas have been damaged by overgrazing.

The climate is temperate, with sub-humid moderate temperatures all year round. There are two rainy seasons, the minor wet season occurs in November whilst the main wet season peaks in April. The water table varies markedly from season to season which can have an effect on drilling conditions. Consequently the dry season, occurring between May and September is preferable for drill programs and field operations. During the wet seasons access is limited across Mbuga soils.  See “Risk Factors”.

History

The LVG was discovered in 1894 by German explorers and significant exploitation began in the 1930s at the Geita Gold Mine. Several small gold mines exploiting near surface reefs, operated throughout the RGB, particularly near the village of Rwamagaza. By 1940, Tanzania was producing 4.5tpa of gold (Au).

Gold bearing quartz veins were reported from the current Buckreef Mine area in 1945 and reports from the 1950s attest to ongoing production at a number of localities near Rwamagaza, including the Buckreef area. The extent of the small scale local and colonial mining activities is evident from the numerous pits and adits covering the entire Buckreef tenement, however no production figures are available.

An airborne geophysical survey was flown during 1959 over the RGB, in a joint effort between the United Nations and the Tanzanian Mineral Resources Division, with a ground magnetic survey follow-up between 1965 to 1968. The Buckreef quartz vein hosted deposit was rediscovered in 1965 and followed-up by drilling by the Tanzanian Mineral Resources Division.

The Buckreef Mine was an underground mine exploited in the name of the Buckreef Gold Mining Company approved by Stamico in 1982 and the exploration and mining activities during this period are summarised in the table below. The mining ceased in 1990 due to a number of operational reasons and the mine flooded. Approximately 100,000t of Run of Mine (RoM) ore was mined at a diluted grade of approximately 3g/t Au to 4g/t Au. In 1994, the Buckreef Redevelopment Agreement was signed between the State of Tanzania and East Africa Mines Limited (“EAM”) and additional surface and subsurface gold resources were identified.

Post 1990, a new phase of modern exploration focused on potential Archaean deposits in the Lake Victoria region and the LVG developed after significant gold discoveries.

EAM explored 40km of contiguous strike length of the RGB. During that time (2003) Spinifex Gold, the original parent company to East Africa Mines, merged with Gallery Gold Limited of Australia (“Gallery Gold”). Gallery Gold then became the parent company of East Africa Mines. Iamgold Corporation acquired Gallery Gold in March 2006 and held the Buckreef project until July 2009.

Summary Buckreef Exploration and Mining between 1960 and 2003

DATE	EXPLORATION UNDERTAKEN
1960	13 diamond drill holes by UNDP (12 in current database, UNBR01-12) identified a “possible ore zone 107m long, 8m wide and extending to 122m depth.
1968	13 diamond drill holes by Tanzanian Mineral Resources Division (MRD01-13).
1970s	Early 1970s Underground development on 30m and 61m levels by Williamson Diamonds Ltd. Indicated ore reserve of 106,000t @ 8.7g/t Au between 23m and 76m levels using minimum mining width of 1.5m
1972	Tanzanian government approved investment decision and Buckreef Gold Mining Company (BGMC)
1973-1979	Further underground development and 3 diamond drill holes (BGMDD01-03) by BGMC.

1978-1981	Treatment plant and other facilities established with financial assistance from Swedish International Development Agency

1982-1988	Gold production commenced but reached only 25-40% of forecast targets. Production figure unavailable.

1988	Review of operations by British Mining Consultants Ltd who found Buckreef assay laboratory assays 65% higher than overseas check assays
1990	Mining ceased and workings flooded. Total ore extracted estimated at approximately100,000t @ 3-4g/t Au
1992	Aircore, RC and diamond drilling by East African Mining Corporation (now East Africa Gold Mines Ltd)
Source: Hellman and Schofield 2007.

Ownership

Prior Ownership

Originally, the Buckreef Project was an advanced exploration project held by Iamgold Tanzania (“IAGT”) prior to July 2009. The Agreement to Redevelop the Buckreef Gold Mine (“ARBGM”) between Iamgold and the Ministry for Energy and Minerals included at that point, a single Mining Licence and 12 Prospecting Licences covering 98.19km2.

In July 2009, IAGT applied to surrender all licenses relating to the ARBGM, effective October 25, 2009 and the Commissioner for Minerals withdraw all license applications relating to the ARBGM.

The Company’s Interest

In 2010, the Company was invited by Stamico (for the Ministry of Energy and Minerals), to tender for the opportunity to negotiate a joint venture agreement with respect to the Buckreef Project. The Company was awarded the tender, as confirmed in a letter from the Director General of Stamico dated December 16, 2010.  In December 2010, the Company signed a binding heads of agreement with Stamico, and on October 25, 2011 a Definitive Joint Venture Agreement was entered into with Stamico for the development of the Buckreef Gold Project.  Through its wholly-owned subsidiary, Tanzania American International Development Corporation 2000 Limited (Tanzam), the Company will hold a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holding the remaining 45%.

The Prospecting Licences and Mining Licence were awarded to the Company as part of the joint venture.   In addition, within these tenements are small scale artisanal gold operations, which comprise 53 Primary Mining Licences (PML) or “claims”, held mostly by local parties.

The Buckreef Project comprises a hilly area over which the surface exploration and mineral rights are vested in the State.  The local villagers do also however have surface rights to conduct agricultural actbities of their choice as is common throughout Africa and elswhere in the developing world. If the Company does not extend the current area occupied by the Special Mining License (SML), then there are no obligations on the Company to relocate local residents with respect to this project. However, in the event that the Company applies for an extension or expansion of the SML area, then the Companywould have legal obligations to relocate any villagers within the boundary of the new SML. The Tanzanian Mining Act requires consultation with landowners for access and a written authorisation is required for access and construction (2010 Act, Part VII 95 and 96). Appropriate compensation for any damages incurred during the exploration process or relocation, is negotiated with Local Government Authorities and Village Council (Mining Act Part VIII 102). All disputes are settled by the Commissioner.

Material Agreements

The Tanzanian Mining Act makes provision for a development agreement between the Ministry of Energy and Minerals and mineral rights owners, the terms of which are valid for the Life of the Mine (LoM) and are constrained by the provisions of the Mining Act 2010.

In Decemer 2010 a binding heads of agreement between Stamico and the Company was entered into and on October 25, 2011 a Definitive Joint Venture Agreement was entered into with Stamico for the development of the Buckreef Gold Project.  Through its wholly-owned subsidiary, Tanzania American International Development Corporation 2000 Limited (Tanzam), the Company will hold a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holding the remaining 45%.

Conclusions and Recommendations

The Buckreef Technical Report contains the following conclusion and recommendations:

Venmyn Rand Pty Ltd. was engaged by the Company to undertake a due diligence on the Mineral Resource estimation for the Buckreef Project as published by Hellman and Schofield Pty Ltd. who acted as the qualified independent resource evaluator for IAMGOLD, the immediate past operator on the project.  The Mineral Resource estimates were based partially on a historic dataset that has been verified and deemed suitable for Mineral Resource estimation (Hellman and Schofield 2007), as well as Iamgold exploration data, which is similarly of a standard compliant with National Instrument and JORC reporting requirements. The Mineral Resources were estimated using Multiple Indicator Kriging techniques in GS3 software produced by Hellman and Schofield. The model estimates resources into panels, which approximate the drillhole sample spacing throughout the majority of the study area. The Mineral Resource estimates within each panel were classified according to the distribution of sampling in the kriging neighbourhood and took into account the uncertainty in the estimates related to the proximity and distribution of the informing composites.

The NI 43-101 compliant Mineral Resource estimate for the Buckreef Project updated effective June 30, 2011 is summarized as follows:

Summary NI 43-101 Compliant Mineral Resources of the Buckreef Project (0.5 g/t Au Cut-off) – June 2011

Source: Hellman and Schofield 2007
Estimates over variable widths to 3m to 40m
Bulk Density ranges 2.0g/cm3 to 2.8g/cm3
Inconsistencies in totals are due to rounding
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
55% attributable to the Company
Cut-off grade 0.5g/t Au

The geological continuity and grade distribution of the Buckreef mineralisation is well constrained and definite upside potential to define additional Mineral Resources in extensions of the known mineralisation has been confirmed through drilling. The Mineral Resource base maybe increased through implementing changes in the cut-off grades as the gold price improves.

The Company decided to publish the Mineral Resource statement at a 0.5g/t Au cut-off grade, to reflect the current and forecast dynamics of the global gold market.   In addition, the mineralisation below the 1.100mRL at Buckreef Prospect was included in the estimate as the Company considers the mineralisation below this level to have reasonable prospects for eventual economic extraction.  The 1,100mRL level is the anticipated maximum depth which could potentially be economically mined by open pit.

The exploration potential of the RGB has not been fully realised and the Company is well positioned to benefit when the full extent of the prospectivity of the greenstone belt is determined. Furthermore, the Buckreef Project benefits particularly from being an open pittable gold deposit, which can be brought rapidly into production to benefit from the current favourable gold market conditions. The definite upside potential to define further Mineral Resources serves to provide focus for future development of the project.

For additional information regarding the Buckreef Property Technical report effective June 30, 2011 entitled “National Instrument 43-101 Technical Report on Tanzanian Royalty Exploration Corporation’s Buckreef Gold Project in Tanzania” prepared by Venmyn Rand (Pty) Limited and compiled by Fiona Harper, Andrew Neil Clay and Nicholas J. Johnson (the “Buckreef Technical Report”) in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Administrators (“NI 43-101”) filed on SEDAR August 11, 2011.

The Company has incurred total net costs (after recoveries, if any) of $4,419,000 on the Buckreef Project to August 31, 2011.

Kigosi Project

Property Description and Location

The Kigosi Project area is principally located within the Kigosi Game Reserve controlled area.  Through prospecting and mining option agreements, the Company has options to acquire interests in several Kigosi prospecting licenses.  A comprehensive report summarizing exploration work done and results to date was submitted to the Director of Wildlife and Nature Conservation as part of the requisite and mandatory requirements for an application to renew the Kigosi game reserve access permit.  It is a statutory requirement to have a access permit to conduct any exploration activities in an area designated as a forest and/or game reserve. The Company awaits the Minister’s and Director’s decision on the application.

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

The exploration camp at Kigosi is predominantly a tented facility with larger semi-permanent structures employed for offices and storage facilities. Recent construction included the installation of metal containers which will be utilized as living and office quarters. Communications at the camp are via satellite, internet and telephone.

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

The Company previously discovered three previously undocumented shear-zone hosted gold mineralized targets and it has also established the presence of a surface to sub-surface horizon of unconsolidated residual in-situ auriferous vein quartz rubble on the Kigosi Property, forming a part of the Company’s Lake Victoria Goldfield Properties held through its subsidiary, Tanzam.

The Company contracted Venmyn Rand Pty Limited of South Africa to compile an independent NI 43-101 report.

A brief summary of the work done on the Luhwaika Quartz Rubble Deposit and the Msonga Prospect during the year are briefly summarized. Historical summaries for Luhwaika and Igunda Prospects are also briefly described.

Luhwaika Quartz Rubble Deposit

During a previous detailed vertical RC-drilling program on the Luhwaika Prospect, the company established the presence of a consistent and sizeable near-surface quartz-rubble bed with a potentially significant economic potential. The Luhwaika Prospect is host to a potentially economic quartz rubble deposit which is likely a direct result of surface collapse and erosion of the Luhwaika Main and West reefs. Artisanal mining activity has concentrated on this loose quartz rubble deposit which is easily accessible for mining. High grade quartz rubble have so far been identified in three areas: the Luhwaika West reef, the Luhwaika Main reef and the Luhwaika East area.

In consequence, the company commenced a detailed bulk sampling program on this potentially economic rubble bed in September of 2010.

Bulk Sampling Program

The Company initiated a pit bulk sampling campaign between September 2010 and February 2011. The nature of this exploration was the collection of composite channel sampling from the pit side walls as a way of providing an indication of the in-situ grade. The bulk sample itself was fed through a mobile modular gravity separation plant located at the main camp. The extent of the exploration was on a small scale and included 43 excavated and channel sampled pit bulk samples. Only 18 of these pit bulk samples underwent the full excavation, channel sampling and pilot plant testing within the four month period. The objective of the pit bulk sampling campaign was to provide confidence in the gold grades for the already finalised resource model for the quartz rubble deposit and to ascertain the free gold recoverability using a rudimentary pilot plant as a low cost exercise.

The Company utilised an in-house geologist and field assistants to carry out the pit bulk sampling. Excavation was conducted with a small excavator and a single dump truck. Excavation was monitored by the geologist to ensure uniformity of the excavation and to stop the hole once the mottled zone has been reached. The mottled zone was also dug out as part of the bulk sample to a further depth of ~0.5m below the quartz rubble.

The location of the bulk sampling pits was defined by the then Senior VP, Mr. R. Van Der Westhuizen, based on the earlier RAB drilling and various other requirements. The pit co-ordinates were emailed to the field geologist who then located the pit using a hand-held GPS and staked the limits on an east-west orientation.  A 5.0m x 2.5m x 2.5m pit was measured out with tape and staked. The sizing of each pit was targeted to yield approximately 80t of bulk sample. No specific grid size or spacing was used for the pit location.

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

Msonga Prospect

Drilling

The Msonga Prospect is situated in the far northeast of the Kigosi license area.  The earlier geochemical and structural studies covering this area had identified the presence of a substantial (7 km long) Au-in-soil anomaly hosted in mafic greenstone rocks. Dominant regional structures in the area (Ushirombo greenstone belt) generally trend east-west and are associated with the development of swarms of auriferous quartz veins such as those being currently mined by small-scale miners in the Katente area at Ushirombo. The Msonga Prospect is located between 3-5km along strike from these artisanal workings, and as such it was considered conceivable that the Msonga Prospect represented a similar setting to the Igunda Prospect (i.e., a greenstone and shear zone hosted gold deposit).

During the period mid-2009 to early-2011, the Company conducted a single phase of widely spaced RAB drilling covering the 7km-long Au-in-soil anomaly outline. From early 2010 to June 2011, the Company conducted two phases of RC drilling. The first phase of RC drilling comprised short vertical RC drill-holes mainly investigating the area’s potential for gold mineralization in a distinctive auriferous surficial lateritic quartz rubble deposit. The second phase of RC drilling comprised inclined RC drill-holes to mainly investigate the east-west strike extension of the auriferous quartz veins associated with the nearby Katente Prospect. A total of 148 inclined RC holes were drilled on the Msonga Prospect.

Subsequent modelling and krigging was conducted on the deposit. However, no mineral resources could be declared for Msonga Prospect due to the very low average grade, the paucity of sampling and a lack of geological control for mineralisation. The current targets at Msonga prospect are therefore, classified as minor gold occurrences only.

Kigosi Exploration History

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

The Company has incurred total net costs (after recoveries, if any) of $13,872,000 on the Kigosi Project to August 31, 2011 of which $2,347,000 was incurred during the most recently completed fiscal year.

THE KIGOSI PROJECT IS WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Lunguya Project Area

Property Description and Location

The Lunguya Property is located in the Kahama District of Tanzania. The Lunguya Property is situated in the Lake Victoria Greenstone Belts, approximately 100 kms by air to the southwest of Mwanza and about 15 kms south of Bulyanhulu.With respect to Lunguya PL 1766/01 in January, 2003, a Shareholder’s Agreement was entered into wherein a new company, Lunguya Mining Company Limited (“LMC”), was created to form a joint venture between Northern Mining and Consultancy Company Limited (“NMCCL”), Tanzam and LMC.  Tanzam has a 60% shareholding and NMCCL has the remaining 40% shareholding in LMC.

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

Exploration

In November 2010, Tanzanian Royalty announced positive results from laboratory test work on surface quartz rubble collected from its Lunguya Primary Mining Licenses (PMLs) in northern Tanzania.  The laboratory test work was intended to establish the mineralogical (physical) characteristics of gold contained within an extensive auriferous (gold bearing) quartz rubble bed identified at Lunguya, along with suitable gravity-based recovery methods to extract gold from the quartz rubble which are essentially broken and fractured surface rock.

Chemical analysis of sample material returned values of 3.58g/t, 5.75g/t, 2.33g/t and 3.31g/t, giving an average "head grade" for gold of 3.74g/t. (The "head grade" refers to the average grade of the material submitted for processing and analysis).

Bulk samples were collected from random pits within the Lunguya PML in February 2010.  RC drilling began at Lunguya in June 2011. The program was intended to confirm evidence of reef mineralization identified during the 2002 RC and diamond drilling program in the area.  A total of 14 drill holes consisting of 1,247m were completed during the month. A number of narrow, parallel, moderate dipping shear structures hosted in granite were intersected.  The shears are possibly related to those hosting gold mineralization in the area.

The RC drilling program continued at Lunguya  in August 2011, demonstrating the continuity of Nyamakwenge reefs to the southwest of the prospect. Two sets of quartz vein in sheared granite were identified during the drilling program in 2002, with their thickness ranging from 1 – 8m thick. During 2011 RC program another two sets of quartz reefs were identified, with their thickness ranging from 2 to 20m. These two new sets of quartz reef have similar characteristics with the first sets of quartz veins identified.

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

The Company has deferred total net costs (after any recoveries and write offs) of $3,413,000 on the Lunguya Property to August 31, 2011.

THE LUNGUYA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Item 4A. Unresolved Staff Comments

Not Applicable

Item 5.  Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended August 31, 2011, 2010, and 2009, and should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

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

A.           Operating Results

The following discussion and analysis of the financial condition and operating results of the Company for the years ended August 31, 2011, 2010, and 2009 should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with Canadian GAAP.  The discussion and analysis set forth below covers the results measured under Canadian GAAP.  Material differences between the application of Canadian GAAP and U.S. GAAP to the Company’s audited financial statements exist as described in Note 14 to the Consolidated Financial Statements.

Overview

As of August 31, 2011 the Company had Current Assets of $32,922,000 as compared to $1,735,000 on August 31, 2010.  The increase is due to cash received from a Prospectus offering and private placements.  Deferred Exploration Costs were $33,745,000 at August 31, 2011, an increase of $3,789,000 as compared to $29,956,000 on August 31, 2010.  The current year’s net expenditures on Mineral Property exploration is $7,584,000 (2010 - $3,016,000) and the Company recovered $279,000 of exploration costs from its option partners in 2011 (2010 – $348,000).  The Company has recorded a write-down in 2011 of $3,846,000 (2010 - $10,000).

Results of operations

Fiscal year ended August 31, 2011 compared to fiscal year ended August 31, 2010

Net loss for the year ended August 31, 2011 was $10,221,000 compared to $3,428,000 for the year ended August 31, 2010.  The increase in losses in 2011 is primarily due to the write off of mineral properties and deferred exploration costs and costs related to acquisition, refurbishing and relocating office and staff to the Buckreef Project site as well as the increase of depreciation of newly acquired fixed assets.

The Company has concentrated on the bulk sampling program at Kigosi/Msonga and start up of the Buckreef property during the year ended August 31, 2011.  The net spending on Mineral Properties and Deferred Costs was $7,634,000 during the year ended August 31, 2011 (2010 - $3,016,000).  The costs for 2011 include acquisition costs of US$3,822,000 for the right to earn a 55% interest in the Buckreef Project and $2,347,000 in continued exploration costs at Kigosi.

Recoveries for the year ended August 31, 2011 and 2010 from option agreements were $279,000 and $346,000, respectively.  During this period, the Company abandoned and wrote off expenses relating to 56 properties in the various project areas in the amount of $3,841,000.  The Company wrote off further expenses related to previously abandoned properties in the amount of $5,000 for a total write off of $3,846,000.  There were no write offs during the same period in 2010 other than writing off license fees on previously abandoned properties.

Beginning in 2011, the number of employees in Tanzania has significantly increased.  The Company has increased personnel in all areas as a result of the Buckreef Gold Mine Re-development Project acquired in December 2010. The accounting and administrative function has been strengthened in the US and Tanzania with the addition of a new Chief Financial Officer and senior staff in Tanzania. The Chief Executive Officer began being paid a monthly salary commencing May 2011.  As a result, salaries and benefits expense for the year ended August 31, 2011 increased to $1,602,000 (2010 - $1,025,000).

Professional fees for the year ended August 31, 2011 were $632,000 (2010 - $347,000).  The increase is primarily due to legal expenses incurred as a result of the Buckreef acquisition.

For the year ended August 31, 2011, the foreign exchange loss was $519,000 (2010 - $98,000).  This increased loss of $421,000 was due to the 12 month average Tanzanian Shilling exchange rate having increased from 1344 at August 31, 2010 to 1519 at August 31, 2011.  As well, the USD rate vs Canadian was $1.05 at August 31, 2010 compared to $0.98 at August 31, 2011.  Since the Company’s finance agreement was denominated in USD and reporting currency is in Canadian dollars, this created a foreign exchange loss when USD capital received was converted to Canadian dollars.

Restricted Stock Unit (“RSU”) expense for the year ended August 31, 2011 was $875,461 compared to $650,961 for the year ended August 31, 2010.  The increase was due to RSUs granted to new employees.  During the year, there was also early vesting of units in satisfaction of performance goals.

Directors’ fees for the year ended August 31, 2011 were $462,000 (2010 - $382,000).  The increase was due to the RSU portion of directors’ fees having vested in June 2011. The RSU portion of the directors’ fees expense was $441,000 (2010 - $299,000). The increase was due to the number of RSUs granted.

Transfer agent and listing fees for the year ended August 31, 2011 was $261,000 (2010-$201,000).  The increase was due to the issuance of convertible debt and prospectus shares during the year ended August 31, 2011.

For the year ended August 31, 2011 travel and accommodation expense was $200,000 (2010 - $76,000) The increase reflects the expanded number of employees and related travel to and from project sites, travel to Tanzania by senior management for the purpose of the Tanzania shareholder trip and Buckreef acquisition during the year ended August 31, 2011.

The interest accretion expense for the year ended August 31, 2011 was $181,000 (2010 - $23,000). This interest relates to the issuance of convertible debt.  During the year, there were four convertible debts outstanding with full year interest in effect.  In 2010, there were two convertible debts and they were outstanding for only 2 months.

For the year ended August 31, 2011, amortization expense was $463,000 (2010 - $202,000).   During the year, capital purchases for the bulk sampling program at Kigosi and equipment purchases for the Buckreef project increased the cost base of the asset pool therefore increasing the depreciation.  In 2010, several assets became fully depreciated therefore the depreciation was relatively small.  The capital expenditure in 2010 occurred toward the end of the fiscal year therefore the full value of the depreciation relating these purchases did not come into effect in 2010.  The capital expenditure for the year ended August 31, 2011 was $817,429 (2010 - $587,613).

Promotion and shareholder fees for the year ended August 31, 2011 were $65,000 (2010 - $3,000).  The increase is primarily due to advertising fees paid for advertising on a weekly radio broadcast to further promote investor knowledge of the Company.

For the years ended August 31, 2011 and 2010, the Company did not record any income tax expense or recovery.  However, during the year, the Company engaged an international accounting firm for assistance in dealing with Tanzanian stamp duty taxes and taxes on intercompany loan interest.  Although the preliminary findings are in favour of the Company, the final result is not yet determined.  Given the uncertainty, the Company accrued $856,000 for all taxes and related fees.

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

B.           Liquidity and Capital Resources

The Company had $32,458,000 in cash and marketable securities at August 31, 2011 compared to $1,366,000 as of August 31, 2010.  The Company had working capital of $27,410,000 at August 31, 2011, compared to $1,114,000 at August 31, 2010.  Although the Company believes it has enough resources through working capital and share subscription agreements to finance operations for its 2012 fiscal year, ultimately the Company will need to obtain additional financing to sustain operations at the present rate of activity.  The current cash position is expected to sustain operations for its 2012 fiscal year. Historically, the Company has raised funds through equity financing, convertible promissory notes and entering into joint venture or royalty agreements with other mining companies.  The Company’s funding requirements by major expenditure category, listed in order of priority are:

(a)	undertake a preliminary economic assessment on the Buckreef Project and subject to a successful outcome, proceed to a definitive feasibility study;
(b)	exploration work,
(b)	new property investigations, and
(c)	general and administrative costs.

Exploration work and new property investigations can generally be deferred until adequate capital resources are available, and general and administrative costs can be reduced during periods when funding is not available.

At this time, the Company has no operating revenues, and does not anticipate any operating revenues unless the Company is able to find, acquire, place in production and operate a profitable mining property. Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding.  The Company has financed its operations and investments through the issuance of common shares.  During 2011, the Company raised $42,734,000 (2010 - $5,476,000) through the issuance of share capital and share subscriptions and 3 year convertible promissory notes.  As described in further detail below, throughout the year, the Company issued 7,939,707 shares in private placements with the President and CEO of the Company and others in consideration for cash received of $41,478,000.   In addition, the Company has received $995,000 for 3 year promissory notes which were issued in September 2010 to January 2011.

On February 19, 2008 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated February 4, 2008 with the President and CEO for the purchase of 167,196 common shares at a price of $5.981 per share.

On May 14, 2008 the Company completed a $1,725,000 private placement pursuant to a subscription agreement dated May 1, 2008 with the President and CEO, for the purchase of 332,434 common shares at a price of $5.189 per share.

On August 7, 2008 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated July 15, 2008 with the President and CEO, for the for the purchase of 184,843 common shares at a price of $5.41 per share.

On October 10, 2008 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated October 1, 2008 with the President and CEO, for 327,225 common shares at a price of $3.056 per share.

On December 9, 2008 the Company completed a $740,000 private placement pursuant to a subscription agreement dated October 29, 2008 with an arm’s length third party for 352,381 common shares at a price of $2.10 per share.

On February 20, 2009, the Company completed the eighth (8) tranche of an eight (8) tranche private placement pursuant to a Subscription Agreement dated August 8, 2006 made between the Company and the President and CEO, for the purchase of an aggregate of 542,782 common shares for aggregate proceeds of $3,000,000.

 On March 4, 2009 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated February 23, 2009 with the President and CEO for 189,036 common shares at a price of $5.29 per share.

On April 14, 2009 the Company completed a $1,500,000 private placement pursuant to a subscription agreement dated March 27, 2009 with the President and CEO for 248,139 common shares at a price of $6.045 per share for total proceeds of $1,500,000.

On May 28, 2009 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated May 6, 2009 with an arm’s length third party for 340,020 common shares at a price of $2.941 per share.

On October 26, 2009, the Company completed a private placement with the Company’s President and CEO for 306,749 common shares at a price of $3.26 per share, resulting in net proceeds of $1,000,000 to the Company. With completion of this $1 million private placement, the $3 million private placement agreement dated February 1, 2009 between the Company and the President and CEO was complete.

On December 21, 2009 the Company completed private placements with arm’s length third parties for an aggregate 1,155,835 common shares at a price of $2.718 per share.

On May 28, 2010 the Company completed a private placement with an arm’s length third party consisting of a three-year convertible promissory note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 222,173 common shares at the price of $4.501.  A bonus of 25,000 common shares will be payable if the note is converted into common shares by October 11, 2011.  On April 1, 2011, this Promissory Note was converted into 222,173 common shares at a price of $4.501 per share and the 25,000 bonus common shares were issued.

On August 17, 2010 the Company completed a private placement with an arm’s length third party consisting of a three-year convertible promissory note in the principal amount of $1,095,000 bearing interest at 3% and convertible into 255,484 common shares at the price of $4.286.  $95,000 of the outstanding principal was converted into 22,166 common shares, which shares will be refundable to the Company if the remaining principal is not fully converted into common shares by December 9, 2011.  On September 23, 2011, this Promissory Note was converted into 233,318 common shares at a price of $4.286 per share.

On September 7, 2010 the Company completed a $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the President and CEO for 144,430 common shares at a price of $5.539 per share.

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

On November 5, 2010 the Company completed a $4,841,600 private placement with arm’s length third parties for an aggregate 800,000 common shares at the price of $6.052/share and an aggregate 200,000 common share purchase warrants exercisable at the price of $7.309 per share and expiring on October 20, 2012.  In addition, the Company paid a finder’s fee payable in 64,000 common shares at the subscription price of $6.052/share.

On November 23, 2010 the Company completed a private placement with an arm’s length third party and 851,209 common shares at the price of $5.874 per share were issued for proceeds of $5,000,000.  212,802 common share purchase warrants exercisable at the price of $7.05 per share and expiring on November 9, 2012 were issued and 68,097 common shares at the subscription price of $5.874 were issued to arm’s length third parties in respect of the finder’s fee.

On January 31, 2011 the Company completed a private placement with an arm’s length third party and 690,150 common shares at the price of $5.867 per share were issued for proceeds of $4,049,110.  172,528 common share purchase warrants exercisable at the price of $6.903 per share and expiring on December 22, 2012 were issued and 58,663 common shares at the subscription price of $5.867 was issued to an arm’s length third party in respect of the finder’s fee.

On August 12, 2011 the Company completed a US$30 million bought deal offering and 5,263,158 Units at a price of US$5.70 per Unit were issued.  Each Unit consists of one common share and one common share purchase warrant exercisable at a price of US$6.25 per warrant expiring on August 12, 2013.  The Undewriter received a cash commission of 7% of the gross proceeds and 368,421 compensation warrants exercisable at a price of US$5.91 per share expiring on August 12, 2013.

Mineral Property Projects

As of August 31, 2011 amounts capitalized in respect of mineral properties were $33,745,000 an increase from August 31, 2010 when the balance was $29,956,000, and an increase from August 31, 2009 when the balance was $26,950,000.

During the fiscal year ended August 31, 2011, the Company capitalized mineral property exploration costs of $7,638,000 (net of option payments received of $279,000) on its mineral resource properties.  The Company wrote off $3,846,000 in exploration expenditures on areas abandoned in the year ended August 31, 2011.

For information on the Company’s commitments for property and rental payments, refer to Item 4.

Events Subsequent To August 31, 2011

On September 23, 2011 the Company received notice from an arm’s length third party to convert its Promissory Note dated July 9, 2010 in the remaining principal amount of $1,000,000 bearing interest at 3% and convertible into 233,318 common shares at a price of $4.286 per share.  $95,000 of the outstanding principal was converted into 22,166 common shares on closing, which shares were refundable to the Company if the remaining principal balance was not fully converted by December 9, 2011.

On November 23, 2011 the Company announced it has agreed to amend the exercise price and term of warrants previously issued pursuant to its August 12, 2011 prospectus financing under which it raised US$30,000,000 in an offering of 5,263,158 units consisting of one common share and one common share purchase warrant.  The exercise price of the 5,263,158 common share purchase warrants has been reduced from US$6.25 to US$4.00 and the term of the warrants has been extended one year to expire August 12, 2014.  In addition, if the weighted average trading price of the common shares increases to US$6.50 after March 11, 2012, the Company will be entitled to require that the holders exercise the warrants, failing which the warrants will terminate.  The 368,421 compensation warrants issued under the prospectus financing have been amended in the same manner and repriced from US$5.91 to US$4.00.  All of the warrants are held by arm’s length investors.  The amendments become effective on December 7, 2011.

As of November 23, 2011 the Board resolved that the Company authorize for issuance up to a maximum of 115,000,000 common shares, subject to further resolutions of the Company’s board of directors.

On November 25, 2011 the Company announced that the board of directors has approved the adoption of a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the outstanding common shares of the Company.  The Company’s board is not aware of any specific take-over bid for Tanzanian Royalty that has been made or is contemplated.  The Rights Plan is subject to regulatory approval and the Company intends to put the Rights Plan before the shareholders for ratification.

On December 1, 2011 the Company announced that it received an updated NI 43-101 compliant technical report from Venmyn Rand (Pty) of South Africa for its Kigosi Gold Project in northern Tanzania. In addition, the Company announced that it has entered into a joint venture with Stamico that will enable the state corporation to earn a 15% carried interest in the Kigosi Project.

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

Many of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company elects to maintain its interest are as follows:

	Option Payments Due by Period (US$)
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Option Agreement Obligations	$414,000	$209,000	$205,000	$Nil	$Nil

Item 6.  Directors, Senior Management and Employees

A.           Directors and Senior Management

Directors and Senior Management

A.           Directors and Senior Management

The following is a list of the Company’s current directors and officers.  The directors named below were elected or re-elected by the Company’s shareholders on February 22, 2011. There are no family relationships between the directors and officers.

Name, Municipality of Residence and Position With the Company	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since
James E. Sinclair Sharon, Connecticut President, Chief Executive Officer and Director	President and CEO of the Company	April 30, 2002
Joseph Kahama Dar es Salaam, Tanzania Chairman and Chief Operating Officer (Tanzania) and Director	Chairman and COO (Tanzania) of the Company; President, Tanzania American International Development Corporation 2000 Limited	February 29, 2008
Dr. Norman Betts Fredericton, New Brunswick Director	Associate Professor, Faculty of Business Administration, University of New Brunswick and a Chartered Accountant	January 4, 2005
Anton Esterhuizen Johannesburg, South Africa Director	Managing Director, Pangea Exploration (Pty)	January, 2002
William Harvey Sharon, Connecticut Director	Psychologist	April 30, 2002
Rosalind Morrow Toronto, Ontario Director	Lawyer; Partner, Borden Ladner Gervais LLP	October 20, 2003
Abdulkarim Mruma Dar es Salaam, Tanzania Director	Professor of Geology, University of Dar es Salaam	February 22, 2011
Ulrich E. Rath Toronto, Ontario Director	Formerly President and CEO and Director of Chariot Resources Ltd.	October 7, 2003
Steven Van Tongeren Yorktown Heights, New York Chief Financial Officer	Chief Financial Officer of the Company	Not a Director Officer
Peter T. Zizhou Zimbabwe Exploration Manager	Exploration Manager of the Company	Not a Director

Directors and Senior Management

James E. Sinclair, President, Chief Executive Officer and Director

Mr. Sinclair is the President and CEO of the Company.  Mr. Sinclair, aged 70, devotes his full time to the business and affairs of the Company.

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

Joseph Kahama, Chairman and Chief Operating Officer (Tanzania) and Director

Joseph Kahama was appointed Chairman and Chief Operating Officer (Tanzania) of the Company in February 2011.  He became a director of Tanzanian Royalty Exploration Corporation in February 2008 and he formerly served as President and Senior Vice President of the Corporation. A native of Tanzania, Mr. Kahama has served as president and director of the Company's wholly-owned subsidiary, Tanzam, since 1997. In his capacity as president of Tanzam, Mr. Kahama has been responsible for corporate administration and also for maintaining good relations with government, vendors, and the Company's various business partners in Tanzania. Mr. Kahama is a councilor at the Tanzania Chamber of Energy & Minerals (TCME) where he represents the Company and its various Tanzanian subsidiaries. In 2007, he was appointed to the Tanzania National Business Council (TNBC) and the Local Investors Roundtable (LIRT). In 2006, Mr. Kahama was appointed as a member and advisor to the China Africa Business Council (CABC) which is headquartered in Beijing, Peoples Republic of China.  In addition, Joseph Kahama is Chairman of The Kahama Foundation, a not-for-profit organization which enables, fosters and nurtures business entrepreneurship, modern management practices and ethical leadership in business and cooperatives.  Mr. Kahama is also a Trustee and Founding member of The Mawalla Chair for Legal and Business Studies, an academic endowment covering five universities in Tanzania.  Mr. Kahama is also author of a Book called "SIR GEORGE: A Thematic History of Tanzania Through His Fifty Years of Public Service", printed in 2010.  Mr. Kahama, aged 43, devotes his full time to the business and affairs of the Company.

Dr. Norman Betts, Ph.D., Director

Dr. Betts is an associate professor, Faculty of Business Administration, University of New Brunswick (UNB) and a Chartered Accountant Fellow (FCA). Dr. Betts serves as a Chair of the board of directors of Starfield Resources Inc. and as a director and member of the audit committees of Tembec Inc, New Brunswick Power Corporation, Export Development Canada and Adex Mining Inc.    He is a co-chair of the board of trustees of the UNB Pension Plan for Academic Employees and is a director of the Nature Conservancy for the Atlantic region. He is a former Finance Minister and Minister of Business New Brunswick with the Province of New Brunswick. He was awarded a PhD in Management from the School of Business at Queen’s University in 1992.  Dr. Betts, aged 57, devotes approximately 10% of his time to the business and affairs of the Company.

Anton Esterhuizen, Director

Mr. Esterhuizen is an experienced geologist working extensively in Africa. Among his career highlights, he is credited with the discovery and evaluation of the Xstrata Group's world-class, high-grade Rhovan vanadium deposit in South Africa, the re-evaluation of the sizeable Burnstone gold deposit, also in South Africa, and a number of Tanzanian gold deposits, including the Tulawaka deposit, which attracted major players into Tanzania. He is responsible for the discovery of a number of titanium-zirconium mineral sand deposits including the world class Corridor Sands deposit in Mozambique and the Kwale deposit in Kenya. At present, Mr. Esterhuizen is a director of NWT Uranium Corp., and the Managing Director of Pangea Exploration (Pty) Limited in Johannesburg.  Mr. Esterhuizen is a fellow of the Geological Society of South Africa and the first recipient of the Des Pretorius Memorial Award for outstanding work in economic geology in Africa. He also received the Dreyer Award from the Society for Mining Metallurgy and Exploration Inc. for outstanding achievements in applied economic geology.  Mr. Esterhuizen, aged 60 devotes approximately 10% of his time to the business and affairs of the Company.

Dr. William Harvey, B.A., Ph.D., Director

Dr. Harvey is a Clinical Psychologist, who for over thirty years has served as a consultant and technical expert on matters relating to substance abuse prevention and mental health promotion to a wide variety of private and governmental programs and agencies in the United States. These include the National Institute of Drug Abuse, the National Institute of Alcoholism and Alcohol Abuse, the Office of Juvenile Justice & Delinquency Prevention, and the National Mental Health Association. Formerly, an Adjunct Professor in the Department of Sociology at Washington University, his current academic affiliation is that of Senior Research Scientist at the Missouri Institute of Mental Health. He continues to be involved in the formulation of new programs and policies aimed at the betterment of society. The Sinclair family has already made a significant donation to a private trust, The Tanzanian Relief Fund, which in turn has funded the hospital at Bulyanhulu.  Dr. Harvey will expand the role which the Company has at the local level to ensure that stakeholder interests are addressed.  Dr. Harvey, aged 78, devotes approximately 10% of his time to the business and affairs of the Company.

Rosalind Morrow, B.A., B.Ed., LL.B., Director

Ms. Morrow specializes in corporate and securities law with a particular emphasis on financings, including government and structured finance, corporate governance and mergers and acquisitions. She has advised Canadian and international corporations in a number of major projects in the financial, communications and resource sectors. Ms. Morrow, aged 57, devotes approximately 10% of her time to the business and affairs of the Company.

Abdulkarim Hamisi Mruma, PhD., M.Sc. (Geology), B.Sc. (Geology), Director

Dr. Mruma is a graduate of the University of Dar es Salaam where he currently serves as a Professor of Geology. His post graduate studies included research sabbaticals at universities and government institutions in Germany, Belgium, Zimbabwe and Finland. He has authored numerous technical reports on various geological topics and contributed to several technical and non-technical journals on a broad range of geology and industry-related subjects. The list of publications includes UNESCO Magazine, Journal of African Earth Sciences, and the Tanzanian Journal of Earth Sciences. In addition to his academic duties, Dr. Mruma is Chief Executive Officer of the Geological Survey of Tanzania, a position he has held since October 2004. He also serves as a Board member of both Williamson Diamonds Limited and the State Mining Corporation (STAMICO) of Tanzania, the Company's joint venture partner for the Buckreef Gold Mine Re-development Project. Dr. Mruma acts as National Coordinator of International Geological Correlation Programs and International Year of Planet Earth Programs. He is also a member of the Research and Development Advisory Committee on Natural Resources - Tanzania Commission for Science and Technology (COSTECH). Dr. Mruma, aged 56, devotes approximately 10% of his time to the business and affairs of the Company.

Ulrich E. Rath, Director

Mr. Rath has a wide range of experience in the mining industry, and has specific experience in North America, South America including Argentina, Chile and Peru and in South Africa. Mr. Rath was the President and CEO and Director of Chariot Resources Ltd., a junior resource company focused on the exploration, acquisition and development of copper and precious metal mineral deposits in the Andes region of Latin America. In June 2010 Mr. Rath facilitated the sale of Chariot Resources following a global auction. The sale was approved by over 98% of the shareholders of Chariot Resources. As the former President, CEO and Director of Chimera Gold Corp. (previously known as EAGC Ventures), Ulrich Rath was responsible for facilitating the $US67 million acquisition of gold operations in the East Rand region of South Africa that now produce more than 200,000 ounces gold per annum. Subsequently, the Board of Chimera agreed to a 1:1 merger with Bema Gold Corp.  He was formerly CEO and director of Compania Minera Milpo a medium sized Peruvian zinc mining company.   Mr. Rath was also formerly Vice-President, Corporate Development, for Rio Algom Ltd. from December 1992 to October 1998.  Rio Algom Ltd. was a U.S. reporting issuer, whose common shares were listed on the American Stock Exchange.  Mr. Rath, aged 65, devotes approximately 10% of his time to the business and affairs of the Company.

Steven Van Tongeren, B.Sc, CPA, Chief Financial Officer

Mr. Van Tongeren holds a Bachelor of Science degree from the State University of New York and is a Certified Public Accountant. He completed Executive Finance Management Training at INSEAD France, one of the world's leading and graduate business schools. He has extensive international experience having lived and worked in various countries. Mr. Van Tongeren was Executive Director, Finance for a London Stock Exchange listed restaurant group operating throughout Europe. He successfully brought the privately held company to full public listing and went on to complete major fund raising for the company's rapid international expansion. He acted as Vice President, Finance and Administration, for PolyGram Video and later as Manager of World-Wide Consolidation and Reporting for Polygram International BV. In that capacity he was responsible for preparing all consolidated world-wide financial reporting for one of the world's major record and film entertainment companies with subsidiaries in 34 countries. He served as European and South African Financial Director for the Borden Food Inc. International packaging group with manufacturing and sales operations throughout Europe and South Africa. Mr. Van Tongeren has worked as Senior Operations Auditor for Gulf & Western Inc. where he was responsible for domestic and international company audits and special project due diligence. Mr. Van Tongeren, aged 54, devotes his full time to the business and affairs of the Company.

Peter T. Zizhou, Pr.Sci.Nat., Exploration Manager

Peter Tererai Zizhou, BSc (Hons), MSc (Exploration Geology), is a graduate of the University of Zimbabwe and a member of the South African Council for Natural Scientific Professions holding Registration Number 400028/08. Since 1989, he has worked in various capacities as a geologist including three years with the Government of Zimbabwe as a field and mine geologist. In 1996, he joined the exploration division of Kinross Holdings Zimbabwe where he progressed through the ranks, finishing his tenure there as Chief Exploration Geologist. In June 2007, Mr. Zizhou joined Tanzanian Royalty Exploration as Senior Project Geologist.  As Exploration Manager, his responsibilities include the design, management and implementation of exploration programs in the Lake Victoria Goldfields of Tanzania. His duties encompass the management of field personnel including project and senior geologists, interpretation or field data, target selection, budget preparation, reporting of field results internally and to government agencies, ore-body modeling and resource estimation using Map Info and Micromine, and the preparation of draft news releases from relevant exploration data. In his spare time, he supervises and mentors students undertaking the geological technician course at the Dodoma Institute of Mining.

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

Penalties or Sanctions

Within the past 10 years no directors or executive officers of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company (or any personal holding corporation of such persons), has been subject to:

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

B.           Executive Compensation

Compensation Discussion and Analysis

The adequacy and form of director and officer compensation is reviewed on an annual basis by the Audit and Compensation Committee of the Board of Directors (the “Board”) of the Company.  The Audit and Compensation Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff.  The Audit and Compensation Committee is comprised of three directors: Norman Betts (Chair), William Harvey and Ulrich Rath, all of whom are independent for the purposes of National Instrument 58-101 – Corporate Governance.  The Audit and Compensation Committee meet to discuss salary matters as required.  Its recommendations are reached primarily by comparison of the remuneration paid by the Company with publicly available information on remuneration paid by other reporting issuers that the Audit and Compensation Committee feels are similarly placed within the same stage of business development as the Company. No consultant or advisor has been retained by the Company to assist in determining compensation.

In assessing the compensation of its executive officers, the Company does not have in place any formal objectives, criteria or analysis; instead, it relies mainly on the recommendations of the Audit and Compensation Committee and Board discussion.  The Company’s executive compensation program has three principal components: base salary, incentive bonus plan, and equity compensation plans.

Base salaries for all employees of the Company are established for each position based on market information obtained through the recruitment process from recruitment consultants and candidates on an ad hoc basis. The Audit and Compensation Committee familiarizes itself with this market information, but does not employ a statistical or formal benchmarking approach in making its compensation recommendations. Individual qualifications and experience together with the Company’s pay scale and any market information obtained are considered in determining base compensation levels.

Equity compensation plans are designed to provide an incentive to the directors, officers, employees and consultants of the Company to achieve the longer-term objectives of the Company; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Company; and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Company.  The Company awards equity based compensation to its executive officers and employees, based upon the Board’s review of the recommendations of the Audit and Compensation Committee.  Previous awards of such equity compensation are taken into account when considering new grants.  The Company does not currently have an incentive stock option plan and none is contemplated.

Implementation of a new incentive equity based compensation plans and amendments to the existing plans are the responsibility of the Company’s Board.  The Company’s equity compensation plans are discussed in more detail below, under the sub-headings, “Restricted Stock Unit Plan” and “Employee Share Ownership Plan”.

The Company has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services.  Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

We are required, under applicable securities legislation in Canada to disclose to our shareholders details of compensation paid to our named executive officers (a “named executive officer” or “NEO”).  A named executive officer of the Company as defined in Form 51-102F6 – Statement of Executive Compensation, prescribed by National Instrument 51-102 - Continuous Disclosure Obligations, means an individual who, at any time during the year, was:

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
each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year.

Based on the foregoing definition, the Company has four (4) NEOs for the fiscal year ended August 31, 2011:  James E. Sinclair, President and CEO of the Company; Joseph Kahama, Chairman and COO (Tanzania) of the Company; Steven Van Tongeren, CFO of the Company; and Peter Zizhou, Exploration Manager of the Company.

In this document, unless otherwise specified, $ refers to Canadian dollars.

The following tables set forth particulars concerning the compensation of the named executive officers for the Company’s last three fiscal years ended August 31, 2011:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share-based awards ($)		Option-based awards ($)	Non-equity incentive plan compen- sation ($)	Pension Value ($)	All other compensation ($)	Total compensation ($)
			Annual incentive plans (RSU)	Long term incen- tive plans (ESOP)
James Sinclair, President and CEO	2011 2010 2009	22,459(8) Nil Nil	Nil Nil Nil	Nil Nil Nil	None None None	None None None	None None None	Nil Nil Nil	22,459 Nil Nil
Joseph Kahama,(7) Chairman and COO (Tanzania)	2011 2010 2009	108,327(1)(8) 75,240(2) 56,540	Nil 168,750(3) (5) (6)* 25,000(4)	Nil Nil Nil	None None None	None None None	None None None	2,328 Nil Nil	110,655 243,990 81,540
Steven Van Tongeren Chief Financial Officer	2011 2010 2009	75,665(8) N/A N/A	Nil N/A N/A	8,612 Nil N/A	None None None	None None None	None None None	Nil N/A N/A	84,277 N/A N/A
Peter Zizhou, Exploration Manager	2011 2010 2009	155,318(1)(8) 159,631(1)(2) N/A	34,375 Nil N/A	12,603 12,720 N/A	None None None	None None None	None None None	3,236 Nil N/A	205,532 172,351 N/A
N/A = Not Applicable
(1) Includes taxes paid in Tanzania and statutory deductions.
(2) USD exchange = 1.045
(3) Valued at $5.58 per RSU granted on April 26, 2007.
(4) Valued at $7.18 per RSU granted on April 11, 2006.
(5) Valued at $5.54 per RSU granted on May 20, 2008.
(6) Valued at $3.84 per RSU granted on May 27, 2009.
* Total is combination of 5600 RSUs at $5.58 per RSU, 12,410 RSUs at $5.54 per RSU and 17,903 RSUs at $3.84 per RSU.
(7)  For information relating to compensation for serving as a member of the Board, please see the discussion under “Restricted Stock Unit Plan” and the narrative under “Director Compensation”.
(8) USD exchange = 0.9893

Compensation is determined by the Audit and Compensation Committee as set out under “Compensation Discussion and Analysis”.  Salary compensation is not tied to a named executive officer’s individual performance, however the grant of restricted share units (“RSUs”) may be.  The grant date fair value of RSUs is based on the closing price of the Company’s shares on the Toronto Stock Exchange (the “TSX”) on the date of grant.  All Employee Share Ownership Plan (“ESOP”) share purchases are at market prices at the time of each monthly purchase, through the facilities of the TSX using registered representatives.  See “Restricted Stock Unit Plan” and “Employee Share Ownership Plan” below for more information.

Prior to 2011, the Company’s President and CEO voluntarily chose to forego compensation for services rendered as President and CEO and a member of the Board, and elected not to participate in the Company’s share based award programs.
Incentive Plan Awards

Outstanding share-based awards and option-based awards

Option-based Awards					Share-based Awards
Name		Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money RSUs ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
James Sinclair, CEO	2011 2010 2009	None None None	None None None	Not Applic- able	187,500 Nil Nil	29,857 Nil Nil	187,500 Nil Nil
Joseph Kahama, President	2011 2010 2009	None None None	None None None	Not Applic- able	193,750 89,515 Nil	30,852 19,086 Nil	193,750 89,515 Nil
Steven Van Tongeren	2011 2010 2009	None None None	None None None	Not Applic- able	325,500 Nil Nil	49,857 None None	325,500 None Non
Peter Zizhou	2011 2010 2009	None None None	None None None	Not Applic- able	64,000 41,090 34,375	10,191 8,761 8,952	64,000 41,090 34,375

Incentive plan awards – Value vested or earned during the year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
James Sinclair, CEO	None	Nil	None
Joseph Kahama, President	None	Nil	None
Steven Van Tongeren	None	Nil	None
Peter Zizhou	None	34,375	None

Long Term Incentive Plan Awards to NEOs

The Company has made long-term incentive plan awards during the fiscal year ended August 31, 2011 to NEOs of the Company.  See “Restricted Stock Unit Plan” and “Employee Share Ownership Plan” below.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (“RSU Plan”) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of RSUs.  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of November 24, 2010, the Board resolved to suspend 1,800,000 common shares of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 700,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the agreement between the Company and the recipient governing the award.  The Board implemented the RSU Plan under which employees and directors are compensated for their services to the Company.  See “Director Compensation.”

           On April 26, 2011, the Corporation’s Restricted Stock Unit Plan was amended as the Plan expressly excluded the Chairman and Chief Executive Officer of the Corporation from participating in the Plan.  As the the joint office of Chairman and Chief Executive Officer of the Corporation no longer exists, and has been replaced by two new positions, being President and Chief Executive Officer and Chairman and Chief Operating Officer (Tanzania), the Board determined that it would be in keeping with the objects of the Plan and in the best interests of the Corporation that each of the offices of President and Chief Executive Officer and Chairman and Chief Operating Officer (Tanzania) be unambiguously included in the category of Service Providers eligible to receive awards of RSUs under the Plan, and that the wording of the Plan be amended as required to effect such result (as so amended, the “Amended RSU Plan”).  The Amended RSU Plan will be presented to shareholders for approval at the Corporation’s next Annual General and Special Meeting.

RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2011:

Name	Date of Grant	No. of RSUs(1)	Cash Compensation Election	Vesting Period(3)	Expiration Date
Norman Betts	May 6, 2011	13,429	Nil	1 year	May 6, 2012
Anton Esterhuizen	May 6, 2011	13,429	Nil	1 year	May 6, 2012
William Harvey	May 6, 2011	12,845	Nil	1 year	May 6, 2012
Joseph Kahama	May 6, 2011	30,852	N/A	3 years	May 6, 2014
Rosalind Morrow	May 6, 2011	11,677	Nil	3 years	May 6, 2014
Abdulkarim Mruma	February 24, 2011	4,783(2)	Nil	1 year	February 24, 2012
Abdulkarim Mruma	May 6, 2011	8,061	$25,000	1 year	May 6, 2012
Ulrich Rath	May 6, 2011	8,028	$25,208	1 year	May 6, 2012
James Sinclair	May 6, 2011	29,857	N/A	3 years	May 6, 2014
Steven Van Tongeren	Feruary 24, 2011	20,000(2)	N/A	3 years	February 24, 2014
Steven Van Tongeren	May 6, 2011	29,857	N/A	3 years	May 6, 2014
Peter Zizhou	May 6, 2011	10,191	N/A	3 years	May 6, 2014
RSUs granted to directors and executive officers as a group: 193,009
(1)	Valued at $6.28 per RSU
(2)	Valued at $6.90 per RSU
(3)	Subject to the conditions of the Amended RSU Plan with respect to earlier vesting.

The following RSUs granted to directors during the fiscal year ended August 31, 2010 vested during fiscal year ended August 31, 2011 and 69,581 shares were issued on June 2, 2011:

Name	Date of Grant	No. of Shares(1)	Cash Compensation Election	Vesting Period	Expiration Date
Norman Betts	June 2, 2010	17,981	Nil	1 year	June 2, 2011
Anton Esterhuizen	June 2, 2010	17,200	Nil	1 year	June 2, 2011
William Harvey	June 2, 2010	17,200	Nil	1 year	June 2, 2011
Ulrich Rath	June 2, 2010	17,200	Nil	1 year	June 2, 2011
(1)	Valued at $4.69 per RSU.

The following RSUs granted to directors during the fiscal year ended August 31, 2008 vested during fiscal year ended August 31, 2011.  12,410 shares were issued on May 20, 2011:

Name	No. of Shares(1)	Date of Grant	Vesting Period	Expiration Date
Rosalind Morrow	12,410	May 20. 2008	Vested	May 20, 2011
(1) Valued at $5.54 per RSU.

Outstanding RSUs

RSUs granted to directors and executive officers during fiscal year 2011 are outstanding as of August 31, 2011.

Employee Share Ownership Plan

By an agreement dated May 1, 2003, the Company appointed Olympia Trust Company of Calgary, Alberta, as trustee (the “Trustee”) to manage and administer an ESOP.  Under the ESOP, eligible employees, directors, and consultants can elect to contribute up to 30% of their salary or compensation on a monthly basis for investment by the Trustee in shares of the Company.  The Company will contribute funds equal to 100% of the employee’s contribution up to an amount equal to 5% or less of the employee’s salary.  The Company will contribute funds equal to 50% of the employee’s contribution for the next 6% to 30% inclusive of the employee’s salary.  All share purchases are at market prices at the time of purchase, through the facilities of the TSX using registered representatives.  During fiscal 2011, seventeen participants, including participating directors, together with Company contributions, have purchased 30,363 common shares under the ESOP.  The average monthly participant contributions are $8,991 and the Company’s matching monthly contribution is $7,277 per month.  Included in the above contributions are the following director and NEO contributions:

Name	Director/Officer Contribution ($)	Company Contribution ($)	Number of Common Shares Purchased
Rosalind Morrow	10,000	10,000	3,004
Steven Van Tongeren	12,123	8,612	3,298
Peter Zizhou	20,165	12,603	5 018

Pension Plan Benefits

The Company has not set aside or accrued any funds for pension, retirement or similar benefits.

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of the end of the Company’s most recently completed financial year end:

	Number of securities to be issued upon exercise of outstanding RSUs	Weighted average exercise price of outstanding RSUs	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (Restricted Stock Unit Plan)	440,932	$5.551	250,813
Total	440,932	$5.551	250,813

Director Compensation

Director Compensation Table

The following table sets forth the value of all compensation provided to directors  not including those directors who are also NEOs, for the Company’s most recently completed financial year:

Name	Fees Earned ($)	RSUs granted(1) (#)	Cash Compensation Election ($)	All Other Compensation (US$)	Total ($)
Norman Betts	84,333	13,429	Nil	Nil	84,333
Anton Esterhuizen	80,666	13,429	Nil	100,800(3)	181,466
William Harvey	80,666	12,845	Nil	Nil	80,666
Rosalind Morrow	73,333	11,677	Nil	Nil	73,333
Abdulkarim Mruma	108,625 (1)(2)	12,844	25,000	Nil	108,625
Ulrich Rath	75,625	8,028	25,208	48,000(3)	123,625
(1) Valued at $6.28 per RSU (the closing price of the Company’s shares on the date of grant of the RSUs).
(2) Prof. Mruma compensation includes compensation commencing January 1, 2011 when he was appointed a director and was granted pro-rata compensation of 4,783 RSUs valued at $6.90 per share (the closing price of the Company’s shares on the date of grant of the RSUs) for the period January 1, 2011 to May 31, 2011.
(3)  Additional compensation to certain members of the Technical Committee for providing expert technical advice to the Company.

Directors who are also members of management do not receive any additional cash compensation for serving on the Board.  All directors are granted RSUs as compensation for serving on the Company’s Board.   Please see the table entitled “RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2011” under “Restricted Stock Unit Plan” above.

Annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437.50 per year for serving as Chair of a Committee.  At the election of each individual director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as RSUs, in accordance with the terms of the RSU Plan, and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the Amended RSU Plan with respect to earlier vesting.  In 2011outside directors had the option to elect to receive 100% of their compensation in RSUs.  If 100% compensation in RSUs elected, the compensation on which the number of RSUs granted in excess of the required 2/3 shall be increased by 20%.

Under the Amended RSU Plan, outside directors were granted 72,252 RSUs during the fiscal year ended August 31, 2011.

At the election of each outside director, directors’ fees of $16,900 were paid to outside directors during the fiscal year ended August 31, 2011.

Certain members of the Company’s Technical Committee receive a monthly retainer in consideration of providing expert technical advice:

Name	Period	Monthly Retainer (US$)	Total paid to August 31, 2010 (US$)
Anton Esterhuizen	September 2010 – August 2011	$8,400	$100,800
Ulrich Rath	September 2010 – August 2011	$4,000	$48,000

Pension Plan Benefits

The Company has not set aside or accrued any funds for pension, retirement or similar benefits.

Termination and Change of Control Benefits

There are currently no contracts for outside management services.  There are three (3) employment contracts with certain NEOs, including Mr. Kahama, Mr. Steven Van Tongeren and Mr. Zizhou, whereby they will be entitled to receive an amount by way of severance payment equal to one month's salary per full year of service in the event of termination without cause.  The employment contracts do not provide for change of control benefits.  If a termination without cause was to have occurred on August 31, 2011, the Company would have been required to pay a severance payment in the aggregate amount of $106,332 in the case of each of Mr. Kahama and Mr. Zizhou.

C.           Board Practices

The directors of the Company serve a one year term and are elected at the Annual General Meeting of shareholders.  At the last Annual General Meeting, held on February 22, 2011, the shareholders elected James Sinclair, Joseph Kahama, Anton Esterhuizen, William Harvey, Rosalind Morrow, Norman Betts, Ulrich Rath and Abdulkarim Mruma as directors.  The officers of the Company are elected by the Board serve at the pleasure of the Board.

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

The Company also has a compensation committee. The audit committee and compensation committee is collectively referred to as the “Audit and Compensation Committee”.
The adequacy and form of director and officer compensation is reviewed on an annual basis by the Audit and Compensation Committee of the Board of Directors of  the Company.  The Audit and Compensation Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff.  The Audit and Compensation Committee is comprised of three directors: Norman Betts (Chair), William Harvey and Ulrich Rath, all of whom are independent for the purposes of National Instrument 58-101 – Corporate Governance.  The Audit and Compensation Committee meet to discuss salary matters as required.  Its recommendations are reached primarily by comparison of the remuneration paid by the Company with publicly available information on remuneration paid by other reporting issuers that the Audit and Compensation Committee feels are similarly placed within the same stage of business development as the Company.

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

The Company has a Technical Committee currently comprised of  Anton Esterhuizen (Chair), Ulrich Rath,  Abdulkarim Mruma, Peter Zizhou and Charles Mnguto.  The Technical Committee reviews the definitive exploration policy for the Company and reports directly to the Board of Directors.

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

18.0        hanges in Accounting Policies

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

2.  Composition of the Audit and Compensation Committee

Following are the members of the Audit and Compensation Committee:

Norman Betts (Chair)	Independent(1)	Financial expert (3)
Ulrich Rath	Independent(1)	Financially literate(2)
William Harvey	Independent(1)	Financially literate(2)

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

3.  Relevant Education and Experience

Dr. Betts is the Chair of the Committee.  He is the former Minister of Finance of New Brunswick and current Associate Professor of Business Administration, University of New Brunswick; Mr. Rath was  the President and CEO of a Canadian resource company; and Dr. William Harvey is a psychologist and businessman.

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

9.  External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

Financial Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	Non-Audit Fees
2011	Canada - $234,500 Tanzania - $8,000	Nil Nil	$15,000 $308,000	Nil Nil
2010	Canada - $133,500 Tanzania - $8,000	Nil Nil	$15,000 Nil	Nil Nil

D.           Employees

The Company has one (1) full time employee located in South Surrey, British Columbia, Canada, one (1) full time employee located in Toronto, Ontario, Canada, one full time employee located in Sharon, Connecticut, USA,  seventy two (72)) full time employees located in Buckreef, Tanzania, and three (3) full time employees located in Dar es Salaam, Tanzania.

The Company also hires employees on a part time or temporary basis as dictated by the exploration activities on its properties.  The full time and temporary employees and consultants of the Company can be grouped according to main category of activity and geographic location as follows:

Location	Category	Full Time Employees	Temporary Employees	Full Time Consultants	Part Time Consultants
South Surrey, Canada	Administration	1	Nil	Nil	1
Toronto, Canada	Administration	1	Nil	Nil	Nil
Buckreef , Tanzania	Administration	9	Nil	Nil	Nil
	Exploration	63	40	Nil	Nil
Dar es Salaam, Tanzania	Administration	3	Nil	Nil	Nil
	Exploration	Nil	Nil	Nil	Nil
Connecticut, USA	Administration	1	Nil	2	1
	Exploration	Nil	Nil	Nil	Nil

E.           Share Ownership

The following table sets forth the share ownership of our directors and named executive officers, held by such persons as of October 31, 2011.

Name of Owner	Number of Shares Owned	Percentage (1)
Norman Betts	33,362	<0.01%
Anton Esterhuizen	76,412	<0.01%
William Harvey	326,013	0.32%
Joseph Kahama	5,000	<0.01%
Rosalind Morrow	392,070	0.39%
Abdulkarim Mruma	0	0%
Ulrich E. Rath	53,677	<0.01%
James E. Sinclair	2,040,143	2.04%
Steven Van Tongeren	21,757	<0.01%
Peter Zizhou	1,583	<0.01%
All directors and named executive officers as a group	2,950,017	2.95%
(1)	calculation based on 99,992,071shares of common stock outstanding as of October 31, 2011

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

As of November 15, 2011, the Company knows of one shareholder who beneficially own more than five (5%) of the outstanding shares of the Company’s voting securities as set forth in the following table:

Title of Class	Identity of Holder(2)	Amount Owned	Percent of Class(1)
Common Shares	Platinum Partners Liquid Opportunity Master Fund L.P. / Platinum Partners Value Arbitrage Fund L.P.	5,263,158	5.26%
Common Share Purchase Warrants(3)	Platinum Partners Liquid Opportunity Master Fund L.P. / Platinum Partners Value Arbitrage Fund L.P.	5,263,158	5.26%
(1)           Based on the issued and outstanding shares of the Company of 99,992,071 shares as at November 15, 2011
(2)           As per information provided on SEC Form 13G filed on EDGAR http://www.sec.gov/edgar.shtml
(3)	Common Share Purchase Warrants entitle the holder to acquire one common share at an exercise price of US$6.25 expiring on August 12, 2013

The following table sets out the portion of common shares of the Company held by registered shareholders in Canada, the United States of America, and all other countries by total number of holders, total shareholdings, percentage of total issued shares, and percentage of total holders as of August 31, 2011:

Jurisdiction Shareholders of Record	Number of Shareholders	Number of Common Shares	Percentage of Total Issued Shares	Percentage of Total Holders
United States	1,102	39,673,281	40%	84%
Canada	136	58,589,638	59%	10%
Other Countries	80	1,495,834	1%	6%
TOTAL	1,318	99,758,753	100%	100%

B.           Related Party Transactions

Financing Transactions

On February 19, 2008 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated February 4, 2008 with the President and CEO for the purchase of 167,196 common shares at a price of $5.981 per share.

On May 14, 2008 the Company completed a $1,725,000 private placement pursuant to a subscription agreement dated May 1, 2008 with the President and CEO, for the purchase of 332,434 common shares at a price of $5.189 per share.

On August 7, 2008 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated July 15, 2008 with the President and CEO, for the for the purchase of 184,843 common shares at a price of $5.41 per share.

On October 10, 2008 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated October 1, 2008 with the President and CEO, for 327,225 common shares at a price of $3.056 per share.

On February 20, 2009, the Company completed the eighth (8) tranche of an eight (8) tranche private placement pursuant to a Subscription Agreement dated August 8, 2006 made between the Company and the President and CEO, for the purchase of an aggregate of 542,782 common shares for aggregate proceeds of $3,000,000.

 On March 4, 2009 the Company completed a $1,000,000 private placement pursuant to a subscription agreement dated February 23, 2009 with the President and CEO for 189,036 common shares at a price of $5.29 per share.

On April 14, 2009 the Company completed a $1,500,000 private placement pursuant to a subscription agreement dated March 27, 2009 with the President and CEO for 248,139 common shares at a price of $6.045 per share for total proceeds of $1,500,000.

On October 26, 2009, the Company completed a private placement with the Company’s President and CEO for 306,749 common shares at a price of $3.26 per share, resulting in net proceeds of $1,000,000 to the Company. With completion of this $1 million private placement, the $3 million private placement agreement dated February 1, 2009 between the Company and the President and CEO was complete.

On September 7, 2010 the Company completed a $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the President and CEO for 144,430 common shares at a price of $5.539 per share.

Related Party Transactions Subsequent To August 31, 2011

None

Other Related Party Transactions

During the year ended August 31, 2011, $461,484 (2010 - $381,690) was paid or payable by the Company to directors for directors’ fees.  Directors were paid $20,701 (2010 - $75,298) in cash and $440,783 (2010 - $299,314) in non-cash equivalent RSUs.

The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the year ended August 31, 2011, the legal expense charged by the firm was $797,146 (2010 - $143,524), of which $419,032 remains payable at year end.

During the year ended August 31, 2011, $156,000 (2010 - $204,777) was paid or payable by the Company to certain members of the Technical Committee for providing expert technical advice to the Company.

On February 1, 2011 the Audit Committee approved a loan agreement (the “Loan Agreement”) with Joseph Kahama (“Kahama”), the Chairman and COO (Tanzania) of the Company, providing for a six month loan from the Company to Kahama in the principal amount of US$100,000 on arm’s length commercial terms, bearing interest at the prime rate charged by the Company’s bankers, determined monthly (the “Loan”).  Mr. Kahama repaid the loan principal plus interest on August 8, 2011.  Upon further review, the Board has determined that the Kahama loan was inadvertently not in compliance with Sarbanes-Oxley.  As a result, the Board has reviewed its corporate governance procedures with US counsel and has taken corrective action.

During the year ended August 31, 2011, US$9,600 was paid to a company associated with Kahama for office rent.  During the fourth quarter period ended August 31, 2011, Tanzania office rent in the amount of US$2,400 was paid to a company related to Kahama. The rental rate charged to the Company is at the prevailing market rate.

As at August 31, 2011, the Company makes certain payments for administrative services including technical support and services for the Company’s President and CEO’s website.  These expenses are reimbursed to the Company quarterly.  During the fourth quarter period ended August 31, 2011, $7,214 was paid for administrative and technical support and services, which is recorded as a receivable.

C.           Interests of Experts and Counsel

Not Applicable.

Item 8.                      Financial Statements

A.           Consolidated Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of the Company for the fiscal years ended August 31, 2011, 2010 and 2009 with the Report of Independent Registered Public Accounting Firm, comprised of:

(a)	Consolidated Balance Sheets as of August 31, 2011 and 2010;

(b)	Consolidated Statements of Operations, Comprehensive Loss and Deficit for the years ended August 31, 2011, 2010 and 2009;

(c)	Consolidated Statements of Cash Flows for the years ended August 31, 2011, 2010 and 2009; and

(d)   Notes to the consolidated financial statements.

Dividend Policy

The Company has never paid dividends and does not intend to in the near future.

Litigation

As of August 31, 2011 there were no legal or arbitration proceedings which may have or have had significant effects on the Company’s financial position or profitability.

B.           Significant Changes

None.

Item 9.                      The Offering and Listing

A.           Offering and Listing Details

The common share of the Company was listed on the Toronto Stock Exchange (TSX”) under the symbol “TNX” on October 29, 2001, and prior to that date the Company’s common share was listed on the Canadian Venture Exchange, now known as the TSX Venture Exchange.

The common share of the Company was listed on the American Stock Exchange (“AMEX”) (now NYSE Amex Equities (“NYSE Amex”)) under the symbol “TRE” on May 12, 2005.  On June 13, 2011 the NYSE Amex symbol changed to “TRX”.

As of August 31, 2011 there were 1,102 registered shareholders in the United States holding 40% of the Company’s outstanding common shares, representing approximately 84% of the total number of registered shareholders. The Company’s Common share is issued in registered form and the percentage of shares reported to be held by registered holders in the United States is taken from the records of the Computershare Trust Company of Canada in the City of Vancouver, the registrar and transfer agent for the common share.

The number of registered shareholders resident in the United States is attributed as to 0.1%  to directors and officers of the Company who are United States residents; a further 0.2% held by United States residents who are immediate family members of a director and officer of the Company; and the balance of 39.7% are United States residents who have purchased shares in the secondary market, through the facilities of the Toronto Stock Exchange or NYSE Amex.

The high and low market prices expressed in Canadian dollars on the Toronto Stock Exchange and the high and low expressed in US dollars on the NYSE Amex for the Company’s common share for the last five years, for the  last six months, and  each quarter for the last three fiscal years

	Toronto Stock Exchange (Canadian Dollars)
Last Six Months	High	Low	Volume
October 2011	4.14	3.37	751,945
September 2011	5.87	3.47	1.796,658
August 2011	6.09	5.32	1,569,129
July 2011	6.56	5.81	978,591
June 2011	7.55	5.83	1,,799,396
May 2011	7.40	6.02	1,405,139
2010-2011	High	Low	Volume
Fourth Quarter ended August 31, 2011	7.55	5.32	4,347,116
Third Quarter ended May 31, 2011	7.40	5.88	4,305,338
Second Quarter ended February 28, 2011	7.39	5.93	4,424,588
First Quarter ended November 30, 2010	7.79	5.74	4,882,585

2009-2010	High	Low	Volume
Fourth Quarter ended August 31, 2010	5.98	4.51	2,819,382
Third Quarter ended May 31, 2010	5.16	4.02	4,017,954
Second Quarter ended February 28, 2010	5.15	3.20	6,038,868
First Quarter ended November 30, 2009	4.20	2.91	13,235,199

2008-2009	High	Low	Volume
Fourth Quarter ended August 31, 2009	4.38	3.02	4,510,479
Third Quarter ended May 31, 2009	6.50	3.27	7,861,353
Second Quarter ended February 28, 2009	5.95	3.25	4,942,020
First Quarter ended November 30, 2008	4.39	1.99	8,802,819

Last Five Fiscal Years	High	Low
2011	7.79	5.32
2010	5.98	2.91
2009	6.50	1.99
2008	6.52	3.79
2007	8.24	4.72

	NYSE AMEX (US Dollars)
Last Six Months	High	Low	Volume
October 2011	4.09	3.15	9,112,587
September 2011	5.94	3.40	16,520,357
August 2011	6.36	5.38	8,360,346
July 2011	6.84	6.09	5,027,183
June 2011	7.82	5.94	12,090,253
May 2011	7.48	6.20	9,870,703

2010-2011	High	Low	Volume
Fourth Quarter ended August 31, 2011	7.82	5.38	25,477,782
Third Quarter ended May 31, 2011	7.48	5.95	29,742,121
Second Quarter ended February 28, 2011	7.40	5.95	30,188,047
First Quarter ended November 30, 2010	7.57	5.46	33,640,881

2009-2010	High	Low	Volume
Fourth Quarter ended August 31, 2010	5.63	4.33	19,323,144
Third Quarter ended May 31, 2010	5.07	3.92	19,352,772
Second Quarter ended February 28, 2010	4.86	3.00	29,385,355
First Quarter ended November 30, 2009	3.95	2.69	30,234,230

2008-2009	High	Low	Volume
Fourth Quarter ended August 31, 2009	4.07	2.67	17,573,451
Third Quarter ended May 31, 2009	5.29	2.73	23,646,159
Second Quarter ended February 28, 2009	4.77	2.50	16,773,244
First Quarter ended November 30, 2008	3.94	1.58	26,267,688

Last Five Fiscal Years	High	Low
2011	7.82	5.38
2010	5.63	2.69
2009	5.29	1.58
2008	7.25	3.55
2007	7.24	4.44

B.           Plan of Distribution

Not Applicable.

C.           Markets

The Company’s common share is listed on the Toronto Stock Exchange under the trading symbol “TNX” and on the NYSE Amex under the trading symbol “TRX”.

D.           Selling Shareholders

Not Applicable.

E.           Dilution

Not Applicable.

F.           Expenses of the Issue

Not Applicable.

Item 10.                      Additional Information

A.           Share Capital

The Company’s Restated Articles of Incorporation authorized the Company to issue an unlimited number of common shares.  As of July 11, 2011 the Board resolved that the Company authorize for issuance up to a maximum of 105,000,000 common shares, subject to further resolutions of the Company’s Board of Directors, from time to time.  Of the 105,000,000 common shares authorized, without par value, 99,758,753 shares were issued and outstanding as of August 31, 2011.

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

The following table reconciles the total number of shares outstanding for the last three fiscal years:

	No. of Shares	Amount
Total Outstanding as of August 31, 2008	88,114,352	$61,705,400
Add: Issued for private placements	1,456,801	$5,240,000
Issued pursuant to share subscription agreements	141,809	$750,000
Issued pursuant to Restricted Stock Unit Plan	69,582	$416,316
Total Outstanding as of August 31, 2009	89,782,544	68,111,716
Add: Issued for private placements, net	1,462,584	3,984,479
Issued pursuant to Restricted Stock Unit Plan	148,165	664,115
Issued for Commitment and Agent’s Fees	22,166	95,000
Total Outstanding as of August 31, 2010	91,415,459	72,855,310
Add: Issued for private placements, net	2,532,119	12,912,783
Issued pursuant to share subscriptions agreement	144,430	800,000
Issued pursaunt to Restricted Stock Unit Plan	136,408	681,339
Issued on conversion of convertible debt agreement	247,173	971,107
Issued for acquisition of property	20,006	97,035
Issued for Prospectus	5,263,158	22,354,127
Total Outstanding as of August 31, 2011	99,758,753	110,671,701

Shares are issued by the Company with the regulatory acceptance of the Toronto Stock Exchange and NYSE Amex, upon resolution of the Board of Directors of the Company.  As of August 31, 2011 there are a total of 99,758,753 common shares issued and a further 250,813 common shares reserved for issuance under outstanding RSUs, 659,427 common shares reserved for issuance under 3-year convertible promissory notes and 6,216,919 for issuance under outstanding warrants.

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

C.           Material Contracts

The following are the material contracts of the Company (other than contracts in the ordinary course of business) entered into within the last two years:

Date	Names of Parties	Description of General Nature of the Contract	Consideration Paid; Terms and Conditions
October 25, 2011	State Mining Corporation (Stamico) and the Company	Joint Venture Agreement for the development of the Buckreef Gold Project
Through its wholly-owned subsidiary, Tanzania American International Development Corporation 2000 Limited (Tanzam), the Company will hold a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holding the remaining 45%.

December 16, 2010	State Mining Corporation and the Company	Heads of Agreement	$3,000,000 for 55% interest in the Buckreef Project
August 24, 2010	James E. Sinclair and the Company	Subscription Agreement for purchase of 144,430 common shares	$5.539 per share for a total of $800,000
March 27, 2009	James E. Sinclair and the Company	Subscription Agreement for purchase of 248,139 common shares	$6.05 per share for a total of $1,500,000
February 23, 2009	James E. Sinclair and the Company	Subscription Agreement for purchase of 189,036 common shares	$5.29 per share for a total of $1,000,000
February 1, 2009	James E. Sinclair and the Company	Subscription Agreement for purchase of $3,000,000 worth of common shares over a two year period.
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

United States Federal Income Tax Consequences

The following is a discussion of material United States federal income tax consequences, under current law, generally applicable  to a U.S. Holder (as defined above) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Taxation – Canadian Federal Income Tax Consequences” above). Accordingly, holders and prospective holders of common shares of the Company are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of the Company, based upon their individual circumstances.

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

The government of Tanzania also imposes a royalty on the gross value of all production equal to 5% for diamonds and 4% for all gold produced.

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

The following table sets forth the percentage of the Company's administrative expense by currency for the year ended August 31, 2011.

By Currency

2011
Canadian Dollar	25%
U.S. Dollar	50%
Tanzanian Schilling	25%
Total:	100%

Such administrative expense by currency may change from time to time, but it has been roughly the same year to year.  Further, the Company incurred net exploration costs of $7,638,000 and $3,059,000 for the years ended August 31, 2011 and 2010, respectively, which are primarily paid in U.S. dollars.

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

2007	2008	2009	2010	2011 (Average to August 31)
$695.39	$871.96	$972.35	$1,224.53	$1,499.33

Item 12.                      Description of Securities Other than Equity Securities

Not Applicable.
Part II

Item 13.                      Defaults, Dividend Arrears and Delinquencies

None.

Item 14.                      Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.                      Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedure (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) and determined that the Company’s management have completed their review and testing of the internal controls as of August 31, 2011 and conclude that they are appropriately designed and operating effectively to ensure that information required to be disclosed by the Company  in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934.  Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company’s management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2011.  In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  The Company’s management has completed their review and testing of the Company’s internal control over financial reporting and concludes that they are appropriately designed and operating effectively as of August 31, 2011.

The Public Company Accounting Oversight Board’s Auditing Standard No. 5 defines a material weakness as a control deficiency, or a combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected.  Management identified, for the prior fiscal year ended August 31, 2010, a material weakness in internal controls affecting financial reporting of certain matters, which matters were corrected prior to management finalizing the financial statements for the period.  See management’s discussion and analysis of the financial condition and results of operations of the Company for the year ended August 31, 2010, as incorporated herein by reference.  The Company believes it has fully remediated the weakness previously identified, with the completion of full operating effectiveness control documentation and testing, including auditor attestation in the current year ended August 31, 2011.

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

Changes in Internal Controls over Financial Reporting

During the year ended August 31, 2011, the Company has strengthened internal controls and implemented additional segregation of duties on both administrative and operational sides of the business. Additional personnel were hired and new procedures and controls documented and implemented in conjunction with the continued growth of the Company. The Chief Executive Officer and the Chief Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities. Management have also designed internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of  financial statements in accordance with Canadian generally accepted accounting principles. Based on the evaluation of the design and operating effectiveness of the company’s ICFR, the CEO and the CFO concluded that the company’s ICFR was effective as at August 31, 2011.

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

Item 16 B.                   Code of Ethics

The Company has a Code of Ethics and Business Conduct that applies to the Company’s directors, officers, employees and consultants.  In addition, the Company has a Code of Ethical Conduct for Financial Managers that applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions.  A copy of our Code of Ethics and Business Conduct and Code of Ethical Conduct for Financial Managers can be found on our website at www.TanzanianRoyaltyExploration.com.  The Company will report any amendment or waiver to the Code of Ethics on our website within five (5) business days.

The Company undertakes to provide any person without charge a copy of our code of ethics.  Persons requesting a copy should address their request to Corporate Secretary, Tanzanian Royalty Exploration Corporation, Suite 404 – 1688 152nd Street, South Surrey, British Columbia, Canada, V4A 4N2.

Item 16 C.                   Principal Accountant Fees and Services

The Company’s independent auditor for the fiscal years ended August 31, 2011 and 2010 was KPMG LLP, Chartered Accountants.

Our Audit and Compensation Committee pre-approves all services provided by our independent auditors.  All of the services and fees described below were reviewed and pre-approved by our audit committee.

The following summarizes the significant professional services rendered by KPMG LLP to the Company for the years ended August 31, 2011 and 2010:

Fiscal Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2011	Canada – $234,500 Tanzania – 8,000	Nil Nil	Nil Nil	Nil Nil
2010	Canada - $133,500 Tanzania - $8,000	Nil Nil	$15,000 Nil	Nil Nil

Item 16 D.                   Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16 E.                   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

ITEM 16F.                      Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16 G.                   Corporate Governance

The Company’s common shares are listed on the NYSE Amex.   Section 110 of the NYSE- Amex Company Guide permits NYSE-Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE-Amex listing criteria, and to grant exemptions from NYSE-Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards

Shareholder Meeting Quorum Requirement. The NYSE-Amex minimum quorum requirement for shareholder meeting is 33 1/3% of the outstanding shares of common stock.  In addition, a company listed on NYSE-Amex is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its bylaws.  The Company’s bylaws provide that a quorum at any meeting of shareholders shall be persons present not being less than two in number  and who hold or represent not less than 20 percent of the total number of the issued shares of the Company for the time being enjoy voting rights at the meeting.

Proxy Delivery Requirement. NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the SEC.,  The Company is a foreign private issuer as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of such Act.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

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

Item 18.                      Financial Statements

Not Applicable.

Item 19.                                      Exhibits

Exhibit No. 1.1	Name Articles and Bylaws of Tan Range Exploration Corporation, as amended.(1)
1.2	Certificate of Amendment for Change of Name dated February 28, 2006 (6)
1.3	Certificate of Amendment and Registration of Restated Articles dated March 7, 2008 for increase in the maximum number of directors to eleven (6)
2.1	Employee Share Ownership Plan (2003) (1)
2.2	2001 Stock Option Plan (1)
2.3	Shareholder Rights Plan(2)
2.4	Restricted Stock Unit Incentive Plan(4)
2.5	Amended Restricted Stock Unit Incentive Plan*
4.1	Subscription and Property Option Agreement dated May 31, 1999 between the Company and Barrick Gold Corporation (2)
4.2	Option Agreement dated December 14, 2001 between Tanzam 2000 Limited and Barrick Exploration Africa Limited(2)
4.3	Letter of Intent dated January 20, 2003 between the Company and Northern Mining Explorations Ltd., as amended by Letter Agreement dated March 18, 2003(2)
4.4	Letter of Intent dated July 21, 2003 between the Company and Ashanti Goldfields (Cayman) Limited (2)
4.8 4.9
Option Agreement dated September 7, 2004 between the Company and Northern Mining Explorations Ltd. (3)
Purchase and Sale Agreement dated September 26, 2006 between the Company and Ashanti Goldfields (Cayman) Limited (4)

4.10	Option and Royalty Agreement dated January 25, 2007 between the Company and Sloane Developments Ltd.(5)
4.12	March 27, 2009 Subscription Agreement for purchase of 248,139 common shares with James E. Sinclair(6)
4.13	February 23, 2009 Subscription Agreement for purchase of 189,036 common shares with James E. Sinclair(6)
4.14	February 1, 2009 Subscription Agreement for purchase of $3,000,000 of common shares with James E. Sinclair(6)
4.15	August 24, 2010 Subscription Agreement for purchase of 144,430 common shares with James E. Sinclair(7)
4.16	Heads of Agreement dated December 16, 2010 between the Company and State Mining Corporation*
4.17	Joint Venture Agreement dated October 25, 2011 between the Company and State Mining Corporation*
8.1	List of Subsidiaries(6)
12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act*
12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act*
13.1	Certification under Section 1350*
15.1	Consolidated Financial Statements for the years ended August 31, 2011, 2010 and 2009*
15.2	Management’s Discussion and Analysis for the years ended August 31, 2011 and 2010*

* Filed herewith
(1)	Previously filed on Form 20-F filed with the SEC on March 15, 2004
(2)	Previously filed on Amendment No. 1 to Form 20 with the SEC on June 28, 2004
(3)	Previously filed on Form 20-F with the SEC on February 10, 2005
(4)	Previously filed on Form 20-F with the SEC on November 30, 2006
(5)	Previously filed on Form 20-F with the SEC on November 30, 2007
(6)	Previously filed on Form 20-F with the SEC on November 25, 2009
(7)	Previously filed on Form 20-F with the SEC on November 30, 2010

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TANZANIAN ROYALTY EXPLORATION CORPORATION

Date December 12, 2011	By:	/s/ “James E. Sinclair”
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

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date:           December  12, 2011

“James E. Sinclair”
James E. Sinclair,
President and Chief Executive Officer
(Principal Executive Officer)