Form 20-F
period 2012-08-31
TANZANIAN ROYALTY EXPLORATION CORP
filed 2012-11-27
CIK 1173643

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________________

FORM 20-F
_________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended	August 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                       to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Common Shares, without Par Value
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  100,459,937.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes                      ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes     ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):
Large accelerated filer  ☐                                                      Accelerated filer  ☒                                                      Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Company has elected to follow.
Item 17  ☐                                Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes☒ No

TABLE OF CONTENTS

Cautionary Note to U.S. Investors Concerning Estimates of Mineral Resources			1
Currency			1
Foreign Private Issuer Filings			1
Glossary of Technical Terms			2
Part I			7
Item 1.	Identity of Directors, Senior Management and Advisers		7
Item 2.	Offer Statistics and Expected Timetable		7
Item 3.	Key Information		7
	A.	Selected Financial Data	7
	B.	Capitalization and Indebtedness	9
	C.	Reasons for the Offer and Use of Proceeds	9
	D.	Risk Factors	9
Item 4.	Information on the Company		19
	A.	History and Development of the Company	19
	B.	Business Overview	21
		Plan of Operations	21
		Governmental Regulations	23
	C.	Organizational Structure	24
	D.	Property, Plant and Equipment	24
		Buckreef Property	25
		Kigosi Property	41
		Lunguya Property	45
		Itetemia Property	48
		Luhala Property	52
Item 4.A.		Unresolved Staff Comments	54
Item 5.		Operating and Financial Review and Prospects	54
	A.	Operating Results	54
	B.	Liquidity and Capital Resources	58
	C.	Research and Development, Patents and License, etc.	60
	D.	Trend Information	60
	E.	Off Balance Sheet Arrangements	60
	F.	Tabular Disclosure of Contractual Obligations	60
Item 6.		Directors, Senior Management and Employees	61
	A.	Directors and Senior Management	61
	B.	Executive Compensation	66
	C.	Board Practices	74
	D.	Employees	80
	E.	Share Ownership	80
Item 7.		Major Shareholders and Related Party Transactions	81
	A.	Major Shareholders	81
	B.	Related Party Transactions	81
	C.	Interests of Experts and Counsel	82

Item 8.	Financial Statements		82
	A.	Consolidated Statements and Other Financial Information	83
	B.	Significant Changes	83
Item 9.	The Offering and Listing		83
	A.	Offering and Listing Details	83
	B.	Plan of Distribution	85
	C.	Markets	85
	D.	Selling Shareholders	85
	E.	Dilution	85
	F.	Expenses of the Issue	85
Item 10.	Additional Information		85
	A.	Share Capital	85
	B.	Articles of Association and Bylaws	86
	C.	Material Contracts	88
	D.	Exchange Controls	89
	E.	Taxation	90
	F.	Dividends and Paying Agents	98
	G.	Statement by Experts	98
	H.	Documents on Display	98
	I.	Subsidiary Information	99
Item 11.	Quantitative and Qualitative Disclosures About Market Risk		99
Item 12.	Description of Securities Other than Equity Securities		99
Part II			100
Item 13.	Defaults, Dividend Arrears and Delinquencies		100
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		100
Item 15.	Controls and Procedures		103
Item 16 A.	Audit Committee Financial Expert		104
Item 16 B.	Code of Ethics		104
Item 16 C.	Principal Accountant Fees and Services		104
Item 16 D.	Exemptions from the Listing Standards for Audit Committees		105
Item 16 E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		105
Item 16 F.	Change in Registrant's Certifying Accountant
Item 16 G.	Corporate Governance		105
Item 16 F	Mine Safety Disclosure		105
Part III			106
Item 17.	Financial Statements		106
Item 18.	Financial Statements		106
Item 19.	Exhibits		106

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

As an Alberta corporation, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators.  The Company files this Annual Report on Form 20-F as its Annual Information Form (“AIF”) with the British Columbia, Alberta and Ontario Securities Commissions via the System for Electronic Document Analysis and Retrieval (“SEDAR”).  Under the filing requirements for an AIF, the Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples, and mineral resource and mineral reserve estimates, if any.  Further, the Company may describe its properties utilizing terminology such as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are permitted by Canadian securities regulations, but are not recognized by the SEC.  For clarification, the Company has no properties that contain “mineral reserves” as defined by either the SEC or Canadian securities regulations.

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

hectare or ha	An area totalling 10,000 square metres.
hydrothermal	Hot fluids, usually mainly water, in the earth's crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.
IP	Induced polarization survey, a form of geophysical survey used in the exploration for minerals.
intrusive	A rock mass formed below earth's surface from magma which has intruded into a pre-existing rock mass.
Jinchuan Mining	Jinchuan Mining, a Chinese metals company.
JORC	The Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.
JV	A joint venture, which is a term for a contractual relationship between parties, usually for a single purpose, which is not a partnership.
Kazakh	Kazakh Africa Mining Ltd.
kilometres or km	Metric measurement of distance equal to 1,000 metres (or 0.6214 miles).
mill	A facility for processing ore to concentrate and recover valuable minerals.
mineral reserve	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
mineralization	The hydrothermal deposition of economically important metals in the formation of ore bodies or "lodes”.
net smelter or NSR royalty	Payment of a percentage of net mining profits based on returns from the smelter, after deducting applicable smeltering charges.
Newmont	Newmont Overseas Exploration Corporation.
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

Not Applicable.

B.           Advisers

Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable.

Item 3.   Key Information

A.           Selected Financial Data

In February 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for financial periods beginning on and after January 1, 2011.  The Company has adopted IFRS with an adoption date of September 1, 2011 and a transition date of September 1, 2010.

The audited financial statements for the issuer’s financial year ended August 31, 2012 are prepared in accordance with IFRS.  The following selected financial data is based on financial statements prepared in accordance with IFRS and is presented for the two most recent financial years.  Prior to the two most recent financial years, the historical financial data presented in the following tables set forth and summarize selected consolidated financial data for the Company prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and US GAAP.   Unless stated otherwise, reference to dollar amounts shall mean Canadian dollars.

For each of the years in the five year periods ended August 31, the information in the tables was extracted from the more detailed audited financial statements of the Company.

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

The following is a summary of certain selected financial information for the Company’s five most recently completed fiscal years (in Canadian dollars, except number of shares):

IFRS 2012-2011

	2012	2011
Operations:

Revenues	$--	$--

Net loss	(8,897,843)	(11,132,371)

Basic and diluted loss per share	(0.09)	(0.12)

Balance sheet:

Working Capital	18,165,431	30,451,179

Total Assets	63,256,530	67,632,380

Net Assets	50,750,851	56,491,892

Share Capital	113,476,858	109,935,253

Number of Shares	100,459,937	99,758,753

Deficit	64,266,823	55,504,339

Canadian GAAP 2010 - 2008
	2010	2009	2008
Operations:

Revenues	$--	$--	$--

Net loss	(3,427,655)	(4,731,836)	(3,698,045)

Basic and diluted loss per share	(0.04)	(0.05)	(0.04)

Balance sheet:

Working Capital	1,113,969	943,219	1,264,534

Total Assets	32,783,560	29,285,205	26,956,294

Net Assets	30,321,539	28,601.035	26,380,456

Share Capital	72,855,310	68,111,716	61,705,400

Number of Shares	91,415,459	89,782,544	88,114,352

Deficit	43,884,125	40,456,470	35,724,634

U.S. GAAP 2010 – 2008

	2010	2009	2008
Operations:

Revenues	$--	$--	$--

Net loss	(6,472,311)	(7,720,030)	(5,738,430)

Basic and diluted loss per share	(0.07)	(0.09)	(0.07)

Balance sheet:

Working Capital	1,113,969	943,219	1,264,534

Total Assets	8,879,270	8,289,169	9,044,354

Net Assets	6,494,100	7,399,383	8,459,516

Share Capital	76,484,387	71,339,854	64,460,328

Number of Shares	91,415,459	89,782,544	88,114,352

Deficit	(70,679,742)	(64,207,431)	(56,400,502)

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

Year Ended: August 31	Average	Period End	High	Low
2012	1.008	0.9862	1.0605	0.9751
2011	0.988	0.9783	1.052	0.9448
2010	1.044	1.064	1.106	0.996
2009	1.177	1.0967	1.2995	1.0338
2008	1.006	1.0631	1.0677	0.9168

The following table sets forth the high and low exchange rate for the past six months.  As of August 31, 2012, the exchange rate was CDN $0.9862 for each US$1.00.

Month	High	Low
October 2012	1.0003	0.9763
September 2012	0.9901	0.971
August 2012	1.0017	0.9862
July 2012	1.0215	1.0014
June 2012	1.0414	1.019
May 2012	1.0349	0.9839

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

The operations of the Company are highly speculative due to the high-risk nature of its business, which include the acquisition, financing, exploration and development of mineral properties.  The risks and uncertainties set out below are not the only ones facing the Company.  Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations.  If any of the risks actually occur, the Company’s business, financial condition and operating results could be adversely affected.  As a result, the trading price of the Common Shares could decline and investors could lose part or all of their investment. The Company’s business is subject to significant risks and past performance is no guarantee of future performance.

Risks relating to the Company

The Company has incurred net losses since its inception and expects losses to continue.

The Company has not been profitable since its inception.  For the fiscal year ended August 31, 2012, the Company had a net loss of $8,897,843 and an accumulated deficit on August 31, 2012 of $64,266,823.  The Company has never generated revenues and does not expect to generate revenues from operations until one or more of its properties are placed in production.  There is a risk that none of the Company’s properties will be placed in production, and that the Company’s operations will not be profitable in the future.

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

The Company may need additional capital.

As at August 31,2012, the Company had cash and marketable securities of $20,058,678 and working capital of $18,165,431.  However, the Company will continue to incur exploration costs to fund its plan of operations and may need to raise additional capital.  Ultimately, the Company’s ability to continue its exploration activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing agreements or some combination of these or other means.  Further the raising of additional capital by the Company may dilute existing shareholders.

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

Norman Betts a, director of the Company, is also a director, officer, or shareholder of other companies that are similarly engaged in the business of acquiring, developing, and exploiting natural resource properties.  Dr. Betts serves as Chair of the Board of Directors of Starfield Resources Inc. and as a director and member of the Audit Committee of Adex Mining Inc. Such associations may give rise to conflicts of interest from time to time if the Company were to enter into negotiations to acquire an interest in a mineral project in which their other companies hold an interest, or the Company were to enter into negotiations to sell or joint venture an interest in its mineral properties to any of these companies.  The directors of the Company are required to act honestly and in good faith with a view to the best interests of the Company and disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board has announced that Canadian publicly accountable enterprises must adopt IFRS effective for fiscal years beginning on or after January 1, 2011.  The Company  adopted IFRS in the first quarter of its 2012 fiscal year with comparative figures.

Risks relating to the Mining Industry

The Company cannot accurately predict whether commercial quantities of ores will be established.

Whether an ore body will be commercially viable depends on a number of factors beyond the control of the Company, including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to permitting, prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Company cannot accurately predict the exact effect of these factors, but the combination of these factors may result in a mineral deposit being unprofitable. The Company has no mineral producing properties at this time.  Although the mineralized material estimates included herein have been prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and there is a risk that a particular level of recovery of gold or other minerals from mineralized material will not in fact be realized or that an identified mineralized deposit, if any, will ever qualify as a commercially mineable or viable reserve.

The exploration for and development of mineral deposits involves significant risks.

Mineral resource exploration is a speculative business and involves a high degree of risk. The Company has recently completed a diamond drilling program on the Buckreef Project.  The Company is reviewing the results of the drilling program in the context of analyzing the economic significance of the deeper resources at the Buckreef Project using current gold prices.  However, the exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of a resource may result in substantial rewards, few explored properties are ultimately developed into producing mines.  Significant expenditures may be required to locate and establish reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.

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

The Company’s principal exploration properties are currently located in the United Republic of Tanzania, Africa.  Although the Company believes that Tanzania government is a stable, multi-party democracy, there is no guarantee that this will continue.  Tanzania is surrounded by unstable countries enduring political and civil unrest, and in some cases, civil war.  There is no guarantee that the surrounding unrest will not affect the Tanzanian government and people, and therefore, the Company’s mineral exploration activities.  Any such effect is beyond the control of the Company and may materially adversely affect its business.

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

The Company is a foreign private issuer under applicable U.S. federal securities laws.  As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit rules of Section 16 of the Exchange Act. Therefore, shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell Common Shares, as the reporting date under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer the Company is exempt from the proxy rules under the Exchange Act.

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

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Company is governed by the Business Corporations Act (Alberta), that the some of the Company’s officers and directors are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets and a substantial portion of the Company’s assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of the Company’s directors and officers or enforce judgments obtained in the United States courts against the Company, certain of its directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability

Provisions of United States federal or state securities laws may not be enforceable in Canada against the Company and its directors and officers . There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers  to enforce liabilities based solely upon United States federal or state securities laws.

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

Item 4.                      Information on the Company

A.           History and Development of the Company

The Company was originally incorporated under the corporate name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta).  The name was changed to “Tan Range Exploration Corporation” on August 13, 1991.  The name of the Company was again changed to “Tanzanian Royalty Exploration Corporation” on February 28, 2006.  On March 7, 2008, the Company amended its Articles to increase the maximum number of directors from nine (9) to eleven (11).  The Company is also registered in the Province of British Columbia as an extra-provincial company under the Business Corporations Act (British Columbia).

The principal executive office of the Company is located at Suite 404 – 1688 152nd Street, South Surrey, BC V4A 4N2, Canada, and its telephone number is (604) 536-7873.  Mr. Sinclair, President and CEO is located at 93 Benton Hill Road, Sharon, Connecticut, 06069, U.S.A., telephone number (860) 364-1830.

On November 25, 2011 the Company announced that the board of directors had approved the adoption of a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the outstanding common shares of the Company.  The Company’s board is not aware of any specific take-over bid for Tanzanian Royalty that has been made or is contemplated.  The Rights Plan was approved by the shareholders at the Annual General and Special Meeting held on March 1, 2012.  See Item 14 for a summary of the terms of the Rights Plan.

For the year ended August 31, 2012 the Company reported a net loss of $8,897,843.  Included in the net loss  $1,293,969 of mineral properties and deferred exploration expenses was written off relating to abandoned mineral properties.    The Company incurred deferred exploration expenditures of $9,593,993 during the year ended August 31, 2012.

Significant Acquisitions and Significant Dispositions

The Company’s principal capital expenditures and divestitures (including interests in other companies and amounts invested) for the last three fiscal years are described as follows:

On December 21, 2010, the Company announced it was the successful bidder for the Buckreef Gold Mine Re-development Project in northern Tanzania (the “Buckreef Project”).  Pursuant to the terms of the heads of agreement dated December 16, 2010, the Company paid U.S. $3,000,000 to State Mining Corporation of Tanzania (“Stamico”) in consideration of the transaction.  On October 25, 2011 a Definitive Joint Venture Agreement was entered into with Stamico for the development of the Buckreef Project.  Through its wholly-owned subsidiary, Tanzania American International Development Corporation 2000 Limited (Tanzam), the Company  holds a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holding the remaining 45%.

The Company awarded a contract to Venmyn Independent Projects (Pty) Limited, a subsidiary of Venmyn Rand (Pty) Limited, to undertake a Preliminary Economic Assessment  on the Buckreef Project.  The Company received the National Instrument 43-101 Preliminary Economic Assessment of the Buckreef Gold Mine Re-Development Project dated August 23, 2012 (the “Buckreef PEA”) and it was filed on SEDAR on August 24, 2012. The information generated by the Buckreef PEA will assist in the strategic planning of a Definitive Feasibility Study (“DFS”).  See “Mineral Properties”.

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

On February 25, 2009, the Company entered into an option and royalty agreement with Songshan granting Songshan an option to acquire the Company’s interest in its Kabanga nickel licenses and applications located in northwestern Tanzania, by completing certain exploration work over a period of three years, and then making a production decision, subject to a 3% net smelter royalty reserved in favor of the Company. In January 2010, Jinchuan Mining concluded an agreement with Songshan to participate in the exploration and development of the Kabanga nickel properties.  In 2012, the Company and Songshan commenced discussions regarding a possible new joint venture involving the Company, Songshan and a new third party as direct participants to explore and develop the Kabanga nickel properties.

In January 2007, the Company concluded an option and royalty agreement with Sloane over a portion of the Company’s Itetemia Property and its entire Luhala gold project.  Under the agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90% to 100% in certain Itetemia and Luhala prospecting licenses in the Lake Victoria greenstone belt of Tanzania.  In December 2011, Sloane returned the Itetemia and Luhala gold prospects to the Company.

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

Plan of Operations

Exploration Activities

All of the properties in which the Company holds an interest are in the exploration stage and/or Preliminary Economic Assessment stages of mine development.  Mineral exploration and development involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration activities will result in any discoveries of commercial bodies of ore.  The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the control of the Company.

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

During the 2012 fiscal year, the Company continued evaluation of all prospecting licenses in its portfolio with a view of offering some of them for royalty agreements to other mining companies.  The evaluation of their potential comprises geological mapping, soil sampling and geophysical surveys and RC drilling.

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

Governmental Regulations

As of November 1, 2010 the Tanzania Mining Act, 2010 (“Mining Act, 2010”) came into effect.  The Tanzania Ministry of Energy and Minerals announced changes to fees effective July 27, 2012.  Changes include:

•	Prospecting Licence annual rental increases to US$100/sq.km for initial period, $150/sq.km. for first renewal and $200/sq.km. for second renewal.

The Company’s mineral interests in Tanzania are initially held under prospecting licenses granted pursuant to the Mining Act, 2010 for a period of up to four years, and are renewable two times for a period of up to two years each.  We must pay annual rental fees for our prospecting licenses based on the total area of the license measured in square kilometres, multiplied by  US$100/sq.km for initial period, $150/sq.km for the first renewal and $200/sq.km for the second renewal There is also an initial one-time “preparation fee” of US$500 per license.  Upon renewal, we pay a renewal fee of US$300 per license.  Renewals of our prospecting licenses can take many months and even years to process by the regulatory authority in Tanzania.

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

C.           Organizational Structure

The Company has the following five subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage &Type of Securities Owned or Controlled by Company
		Voting Securities Held	Non-Voting Securities
Itetemia Mining Company Limited(1)	Republic of Tanzania, Africa	90% (common)	n/a
Lunguya Mining Company Ltd. (2)	Republic of Tanzania, Africa	60% (common)	n/a
Tancan Mining Company Limited	Republic of Tanzania, Africa	100% (common)	n/a
Tanzania American International Development Corporation 2000 Limited	Republic of Tanzania, Africa	100% (common)	n/a
Buckreef Gold Company Limited(3)	Republic of Tanzania, Africa	55% (common)	n/a
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

Summary of Buckreef Exploration and Mining between 1960 and 2003
DATE	EXPLORATION UNDERTAKEN***
1960	13 diamond drill holes by UNDP (12 in current database, UNBR01-12) identified a “possible one zone 107m long, 8m wide and extending to 122m depth
1968	13 diamond drill holes by Tanzanian Mineral Resources Division (MRD01-13)
1970s	Early 1970s Underground development on 30m and 61m levels by Williamson Diamonds Ltd. Indicated one reserve of 106,000t @ 8.7g/t Au between 23m and 76m levels using minimum mining width of 1.5m***
1972	Tanzanian government approved investment decision and Buckreef Gold Mining Company (BGMC)
1973-1979	Further underground development and 3 diamond drill holes (BGMDD01-03) by BGMC.
1978-1981	Treatment plant and other facilities established with financial assistance from Swedish International Development Agency

DATE	EXPLORATION UNDERTAKEN***
1982-1988	Gold production commenced but reached only 25-40% of forecast targets. Production figure unavailable.
1988	Review of operations by British Mining Consultants Ltd. who found Buckreef assay laboratory assays 65% higher than overseas check assays
1990	Mining ceased and workings flooded. Total ore extracted estimated at approximately 100,000t @3-4g/t Au***
1992	Aircore, RC and diamond drilling by East African Mining Corporation (now East Africa Gold Mines Ltd.)
Source: Hellman and Schofield 2007.
*** This historical estimate is derived from an unpublished report prepared by Hellman and Schofield (Pty.) Ltd. In 2007. This historical estimate presented above is relevant to the further exploration of the project, which the Company is undertaking. Further drilling would be required to upgrade or verify the historical resource estimate as current mineral resources or reserves. A qualified person, as such term is defined under NI 43-101, has not done sufficient work to classify the historical estimate as current mineral resource or mineral reserve estimate and the historical estimate should not be relied upon. Please refer to the Buckreef Technical Report.

The technical content of the following discussion regarding the Buckreef Project in Tanzania is summarized from the Buckreef Property technical report effective August 23, 2012 entitled “National Instrument 43-101 Preliminary Economic Assessment of Tanzanian Royalty Exploration Corporation’s Buckreef Gold Mine Re-Development Project in Tanzania” prepared by Venmyn Rand (Pty) Limited and compiled by Fiona Harper and Andrew Neil Clay (the “Buckreef PEA”).

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

Current Ownership, Property  and Location

In December 2010 the Company signed a binding heads of agreement with Stamico for the Buckreef Project and on October 25, 2011 entered into a Definitive Joint Venture Agreement with Stamico for the development of the project.  Through its wholly-owned subsidiary, Tanzania American International Development Corporation 2000 Limited (Tanzam), the Company will hold a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holding the remaining 45%.

The Buckreef Project is located in north central Tanzania immediately to the south of Lake Victoria, in the Mwanza Provincial District. The Buckreef Project is situated 110km southwest of Mwanza, in the Geita District and is accessed by ferry across Smiths Sound and then via unpaved roads and an airstrip. The Buckreef Project comprises five gold deposits located within two geographically separated areas approximately 25km apart, termed the Buckreef Mining Area (BRMA) and the Buziba Mining Area (BZMA) and the individual gold deposits within these mining areas have been termed Prospects, as summarized below:-

•	BRMA: includes the Buckreef Prospect, the Bingwa Prospect and the Tembo Prospect; and

•	BZMA: includes the Buziba Prospect and the Busolwa Prospect

An extended mining right was granted to Tanzam (Special Mining Licence 04/1992) encompassing the Buckreef, Bingwa and Tembo Prospect areas.  The Buziba and Busolwa Prospects are held under a prospecting licence and a retention licence, respectively, and within the BZMA small-scale miners operate under numerous primary mining licences (PMLs).  The results in the Buckreef PEA were reported on a 100% project basis and not a Company attributable basis as various Busolwa Prospect joint venture agreements are still to be finalized. There is no certainty that a definitive agreement relating to the Busolwa Prospect will be reached, nor as to the terms that may be agreed upon in respect of any such definitive agreement.

Geology and Mineralisation

The BRMA and BZMA gold deposits are classified as low to medium grade orogenic gold deposits hosted by mafic volcanic sequences of the eastwest trending Archaean Rwamagaza Greenstone Belt (RGB) within the Lake Victoria Goldfields of the Tanzanian Craton. The BRMA gold deposits are hosted by a major steeply dipping, northeast-southwest trending brittle-ductile shear zone and subsidiary shears, with an early phase of iron rich carbonate alteration, re-brecciation, felsite intrusion and a later phase of auriferous quartz veining.

The BZMA deposit is located 25km east of the Buckreef Prospect in the RGB.  The principal host lithologies include magnesium rich basalt, co-magmatic dolerite and a suite of quartz-albite felsic porphyries that have intruded the mafic sequence. Gold mineralisation is associated with quartz vein arrays that occur in altered shear zones in mafic lithologies and as extensive stock works in the felsic porphyries.

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

Gold mineralisation within the LVG occurs in a number of styles including:-

•	quartz veins within minor brittle lineaments, most commonly worked on a small scale by artisanal workers, due to their limited extent and erratic gold distribution;

•	mineralisation within major ductile shear zones;

•	mineralisation associated with replacement of iron formation and ferruginous sediments; and

•	felsic (porphyry) hosted mineralisation, such as within the RGB.

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

Within the Sukumaland Greenstone Belt, the RGB consists of a sequence of eastwest trending, poorly outcropping basaltic flows and overall the RGB varies in width from 5km to 10km. The mafic sequences consist of komatiitic basalts to the south and tholeitic basalts in the north, separated by the Rwamagaza Shear Zone. The basalts display well preserved volcanic features such as varioles, pillows, and flow top breccias Aeromagnetic data and minor outcrop, indicate the presence of a number of elongate discontinuous, serpentinised, sheared ultramafic bodies which parallel the flow stratigraphy and which could represent either intrusive bodies or the cumulate portions of thick, magnesium rich basaltic lava flows.

Two main clusters of felsic intrusions occur throughout the region and comprise large batholithic granites and porphyry intrusions. The RBG could possibly form part of a much larger mafic belt that has been dissected by the intrusion of large batholithic granites. Aeromagnetic surveys over the Project area indicate the presence of granites at depth. The RBG mafic-ultramafic sequence is strained to varying degrees, with the highest strain occurring in the central area of the Buckreef Prospect tenements, where the belt is thinnest. In this area, the dominant rock type is mafic schist. Toward the thicker (less attenuated) eastern and western parts, the schists forms thinner more discrete zones of high strain separating areas of relatively unstrained ultramafic lithologies. The granitoids are generally unstrained and hence assumed to be post peak deformation. A large portion of the basalts to the southeast of Nyarugusu are hornfelsed, suggesting the presence of granite at shallow depths beneath them.

The tectonic evolution of the RGB is very poorly understood. Aeromagnetic data reveals several generations of crosscutting, late stage, brittle-ductile faults and shears, which offset flow stratigraphy and have locally been intruded by the felsic porphyries and by a late stage dolerite dykes. Early formed ductile structures are not easily defined in aeromagnetic data and there is evidence of shear zones that parallel the stratigraphy.  The Project host rocks comprise meta-basalt, which is generally un-deformed but metamorphosed to lower greenschist facies grades. At Buckreef Prospect interflow units of predominantly pelitic and cherty sediments occur, as well as a variety of porphyritic textured, dyke and vein like felsic intrusions along crosscutting structures or sub-parallel to flow stratigraphy.

The RGB has been subjected to a phase of laterite development, with formation of predominantly iron rich ferricrete caps, which were subsequently extensively eroded and only isolated remnants of laterite remain in situ. The high rainfall and sub-tropical climate has resulted in deep laterisation and although there is evidence of localised gold enrichment in the shallow oxidation profiles in both BRMA or BZMA areas, major zones of supergene gold enrichment are not developed in either area. The RGB in general is covered by a thin layer of elluvial regolith, which is amenable to standard soil sampling techniques.

A non-penetrative deformation fabric is developed at Buziba, which dips steeply to the south, sub-parallel to the stratigraphy. Individual zones in which this fabric is well developed cannot be traced for distances of more than a few hundred metres on drill sections but a number of such zones occur throughout the 200m of thickness of stratigraphy, which hosts the mineralisation.

Exploration History Prior to Buckreef PEA

The Buckreef Gold Mine was an underground mine operated by the Tanzanian State during the late 1980s.  Apart from the state, several previous owners of the project undertook numerous exploration programmes including aeromagnetic, helicopter borne Induced Polarisation (IP), ground magnetic and soil geochemistry surveys, as well as extensive Reverse Circulation (“RC”), Air Circulation (“AC”) and diamond drilling programmes.

Iamgold Corporation (“Iamgold”), the most recent historic owner of the project, verified the historic drilling data, undertook additional exploration and defined JORC compliant Mineral Resources in 2006. In total, the exploration programme included approximately 30,000 soil samples, 202,000m of RC drilling, 124,000m of AC drilling and 28,000m of diamond core drilling. An unconfirmed estimate for the historic exploration expenditure is U.S. $23 million (Iamgold 2009).

Historic metallurgical testwork programs were undertaken on both the BRMA and BZMA mineralisation types. The testwork on BMRA material indicated that oxide and transitional material is amenable to treatment using typical carbon-in-leach (“CIL”) processing techniques and fresh material may benefit from flotation and a finer grind with recoveries anticipated to be in the low 90%s.  The testwork results for BZMA mineralisation indicated that it is amenable to treatment using gravity and CIL processing techniques.  Metallurgical recoveries for BZMA mineralisation were anticipated to be in the low to mid 90%s. Heap leaching testwork indicated that, at a 25mm to 50mm crushing size fraction in oxide mineralisation, a 75% recovery could be anticipated, whilst transitional and fresh mineralisation recoveries were lower, at 35% to 50%.  Consequently, heap leaching was not considered in detail as part of the Buckreef PEA.

Mineral Resource and Mineral Reserve Estimates

Hellman & Schofield (Pty) Ltd (Hellman and Schofield) was retained by the Company to undertake the Mineral Resource estimation for the Buckreef Project reported in the technical report effective June 30, 2011 entitled “National Instrument 43-101 Technical Report on Tanzanian Royalty Exploration Corporation’s Buckreef Gold Project in Tanzania” prepared by Venmyn Rand (Pty) Limited and compiled by Fiona Harper, Andrew Neil Clay and Nicholas J. Johnson (the “Buckreef Technical Report”).  Those Mineral Resource estimates were independently interrogated and reviewed by Venmyn Projects, as part of the Buckreef PEA.

The Mineral Resource estimates were based partially on a historic dataset that has been verified and deemed suitable for Mineral Resource estimation (Hellman and Schofield 2007), as well as Iamgold exploration data, which is similarly of a standard compliant with National Instrument and JORC reporting requirements. The Mineral Resources were estimated using Multiple Indicator Kriging (MIK) techniques in GS3 software produced by Hellman and Schofield. The model estimates resources into panels, which approximate the drillhole sample spacing throughout the majority of the study area. The Mineral Resource estimates within each panel were classified according to the distribution of sampling in the kriging neighbourhood and took into account the uncertainty in the estimates related to the proximity and distribution of the informing composites.

The following December 2011 Summary of Mineral Resources of the Buckreef Project is included in the Buckreef PEA.

Summary of Mineral Resources of the Buckreef Project (Cut-Off 0.5g/t Au) - Dec 2011

DEPOSIT	MEASURED			INDICATED			INFERRED			MEASURED & INDICATED
	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Mcz)	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)
Buckreef	5.176	2.05	0.341	3.706	1.86	0.222	7.158	1.89	0.435	8.882	1.97	0.563
Buziba-Busolwa				35.270	1.04	1.179	14.350	0.90	0.415	35.27	1.04	1.179
Bingwa							1.120	2.4	0.086
Tembo							0.725	2.18	0.051
TOTAL	5.17	2.05	0.34	38.97	1.12	1.40	23.35	1.32	0.98	44.15	1.23	1.74

Source: Hellman and Schofield 2007, 2011; Venmyn 2011.
Mineral Resources inclusive of Mineral Reserves (no Mineral Reserves reported for the Buckreef PEA).
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
Estimates over variable widths of 3m to 40m
Bulk Density ranges from 2.0g/cm3  to 2.8g/cm3
Inconsistencies in totals are due to rounding down
55% attributable to the Company
Cut-off grade 0.5g/t Au

Development and Operations

The Buckreef Project is an advanced exploration project and apart from historic mining on the Buckreef Prospect, no mining operations or development has been undertaken by the Company. The Buckreef PEA mine design and costing assessment for the Buckreef Project was undertaken by Sound Mining Solutions (Pty) Limited (SMS).

The mining study was based on the geological and Mineral Resource block models for the BRMA and BZMA and for the purposes of the Buckreef PEA, Inferred, Indicated and Measured Mineral Resources were included in the assessment.  The Buckreef PEA mining study was intended to highlight the optimal mining sequence of the deposits and clarify the mine design. The current mine design approach is based on incomplete geotechnical information and the conceptual pit design for the Buckreef PEA cannot as yet be considered an optimised design, as there are several design criteria which will be improved once the recently gathered geotechnical data is available. For this reason, the pit designs are termed ‘concepts’ and it is possible that future studies will optimise this basic design, both in terms of layout and design criteria.

The mine design consists of a number of conventional open pit layouts with access to the mineralisation provided via a series of ramps into the pits. The pit optimisation results in segregation of the deposits into small, economic cone shaped pits rather than large single pits. This configuration is considered to be a function of grade, a reflection of ore to waste ratios and a possible effect of data paucity in areas discarded by the NPV Scheduler™ software.

The BRMA and BZMA orebodies consist of an upper, weathered, oxidised zone overlying a variable transition zone and lower, primary, fresh sulphide orebodies with depth. The weathered, oxidised, near surface material permits excavation by a combination of free digging, ripping, drill and blasting, whilst for the deeper fresh, competent material conventional pre-splitting, drill and blasting methods will be used to extract the ore.

Mining will consist of shovel loading of ore and waste, and Articulated Dump Truck (ADT) hauling via the planned access ramps. The pit dewatering requirements are expected to be approximately 1M litres per day (lpd). The possible underground extensions of the mine design have not been included in the Buckreef PEA mining study. The summary results of the Buckreef PEA pit concept designs are as follows:

Summary Results of the Pit Concept Design PROSPECT	ORE TONNAGE (Mt)	WASTE TONNAGE (Mt)	TOTAL (Mt)
Buckreef	8.67	40.82	49.49
Bingwa	0.83	4.58	5.41
Tembo	0.38	5.37	5.75
Buziba / Busolwa	23.60	49.64	73.24
TOTAL	33.48	100.41	133.89

The preliminary mining schedule for all cases was based on the requirement to produce 100,000oz Au per annum from 1.8Mtpa of plant feed from the BRMA area and 3.6Mtpa of plant feed from BZMA. The scheduling made no allowance for dilution or mining losses. The mining plan has scheduled 33.48M mined ore tonnes at stripping ratios varying from 5.45 for BRMA to 1.99 for BZMA over a Life of the Mine (LoM) of 12 years for a total of 1.35Moz Au recovered. The target plant feed requirement is achieved throughout the LoM for both the BRMA and the BZMA.

The total mining capital expenditure (capex) estimates range from USD125m to USD140m excluding allowances and contingencies and the total operating costs (opex) over the LoM range between USD751.4/oz Au to 1,051.4/oz Au.

Buckreef Project Process and Recovery
The BRMA and BZMA deposits consist of an upper, weathered, oxidised zone overlying a variable transition zone and a lower, primary, fresh sulphide zone with depth. The ores are free milling with direct leach recoveries in the lower 90% range and are amenable to gravity recovery.

The fresh sulphide mineralisation contains pyrite and arsenopyrite and some improvement in recovery could be obtained by floatation of the sulphides and subjecting them to fine grinding to liberate the gold. However, the incremental recovery would be unlikely to justify the added expense and complexity of the plant. The presence of arsenic has potential impact on the environmental management and the possibility of flotation and separate processing and disposal of the concentrated sulphide stream, could be considered. However, there is also arsenic in the oxide ore and therefore the separate flotation of the sulphides has not formed part of the Buckreef PEA.

The oxide zone of the deposits is clay rich saprolitic material, which potentially poses a significant problem in terms of material handling and secondary crushing. The oxide zone is more developed at BZMA and therefore the comminution circuits of the plants are designed to accommodate the higher quantities of clay rich, oxide zone run-of-mine (RoM) at BZMA. At BRMA, the 150,000tpm RoM is crushed, screened and ball milled, whilst the BZMA 300,000tpm RoM is crushed and SAG milled.

Beyond the comminution circuits, the downstream pre-leach, leaching and recovery circuits are identical for both the large conventional BRMA and BZMA plants.

The metallurgical testwork results indicate that there is a recovery advantage to utilising gravity concentration of free gold and has the advantage that some sulphide associated gold in the gravity concentrate can be subjected to a more intensive cyanidation. Furthermore, the metallurgical testwork indicates that there is limited “preg robbing” effect and hence CIL will be used in preference to Leach/carbon-in-pulp (CIP).

The capex for the large conventional process plant is USD134m for BRMA and USD110m for the BZMA plant, with a relocation cost of the BRMA plant to BZMA of USD66m. The small, 30,000tpm modular plants require a capex input of USD129m at BRMA and USD125m at BZMA. However, the capital savings of the small modular plants is off-set by higher power, labour, reagent and maintenance costs.

The SMS metallurgical consultants suggested that alternative process plant components could improve the Project economics and efficiencies. The alternatives include skid mounted comminution units or skid mounted Vertical Shaft Impactors or High Pressure Grinding Rolls, which would be less capital intensive and could open the possibility of coarse gangue rejection.

Heap leaching was rejected as a viable option given the clay rich oxide zone, low recoveries and the time required for gold recovery, which would negatively affect the Project economics.

Buckreef Project Infrastructure and Services

Preliminary water baseline studies have been completed by Africa Geo-Environmental Services (Pty) Limited (AGES) and indicate that surface water is scarce in the Project area but wetlands are developed in drainage channels. The Nyamazuvu River is a dammed, small stream to the west of the BRMA, which was used historically as a fresh water supply for the Buckreef process plant. Another important drainage channel is that of the Nyaruyeye River, which forms a confluence with the Nyikonga approximately 10km to the east of Buckreef mine.  No groundwater abstraction schemes exist in the Project area and surface water forms the sole source of water to the rural communities. The underlying geology contains deep structures in the BRMA, which extend to 400m depths and could contain groundwater.

The water anticipated to be generated from the pit dewatering programme is estimated to be approximately 1Ml per day and is sufficient to meet mining requirements. The net water surplus after mining requirements, is to be pumped to a surface return dam, located adjacent to the plant areas at both the BRMA and BZMA for integration into the total operational water requirements. Effluent treatment facilities and the supply and reticulation will ensure that any water discharge will meet with all prescribed environmental guidelines. A Storm Water Management plan will have to be completed for each of the Project sites during subsequent phases of the Project, to ensure that water resources are protected from pollution and that run-off is managed in accordance with the applicable environmental legal requirements.

The total power requirements for the Buckreef Project mining operations were estimated at 12MW for the BRMA and 24MW for the BZMA. Electricity supply for Cases 1, 2 and 3 is assumed to be from the Tanzanian national supply at a cost of 12c/KW and a capital cost of USD8m. If the project is to fully powered by diesel generators as in Case 4, then the diesel consumption is estimated at greater than 3 x 30,000l diesel tankers per day and the logistical supply of these quantities of diesel is critical to the project. The total capital cost estimate for the diesel powered power supply is USD16.25m and the diesel will contribute a significant 25% of the Project opex per processed tonne.

The geographically separated mining areas and the plant sites, will be linked by 50km of graded mining haul roads with four river crossings, which will be upgraded at a total estimated cost of USD7.64m.

The design and costings of the tailings disposal facilities (TDFs) for the Buckreef Project were undertaken by Epoch Resources (Pty) Limited and the main TDF design criteria and assumptions included:-

•	the potential to produce acid run-off and drainage,

•	the potential to leach heavy metals, especially arsenic, and

•	the suitability and provision of the construction material for the TDF walls.

Two potential TDF sites were identified for each of the mining areas and the preferred options are located beyond the existing Mining Right boundaries. Two design scenarios were investigated in the Buckreef PEA, one an unlined TDF where the tailings are not acid generating and the arsenic content or mobility is insufficient to require lining the TDF, and the second, a lined scenario where the tailings is acid generating and the arsenic is of sufficient concentration to warrant lining the TDF with a synthetic liner. The incorporation of a synthetic liner in the design has a significant impact on the capital cost with an unlined TDF capex of USD17.5m and a lined capex of USD96.2m.

The environmental specialists conducted some initial As leachate testing for the Buckreef PEA and found that the As in the leachate is below detection limits. Consequently, whilst the Buckreef PEA TSF designs included both lined and unlined options, the Buckreef PEA selected unlined but monitored options based on geochemistry results thus far.

Environmental Considerations
AGES conducted the Preliminary Environmental Assessment (PEnA) for the Buckreef Project specifically to inform the future PFS from an environmental management perspective. The historic owner of the Project, Iamgold, maintained high standards of environmental management and all surface damage was fully compensated in line with government requirements under the Lands Act of 1998. The PEnA highlighted the environmental policy and statutory requirements for the Project and summarised the anticipated authorisations and studies that will be required in future phases of the Project. An EIA will be required, as well as a Water Use Permit.

A series of preliminary specialist studies were conducted as part of the PEnA which resulted in essential project baseline descriptions in terms of ecology, bio-diversity, wetlands, surface and groundwater, cultural and heritage resources, human health risk, noise and air pollution, visual impacts, land use and capability and socio-economic environment.

The environmental risks have been initially assessed and identified as occurring in the following categories;-

•	ground water quality and associated impacts on human and ecological health;

•	ground water availability and the resultant impact on the livelihoods of local inhabitants and ecology;

•	ambient air quality pollution and residual ecological impacts and impacts on human health;

•	direct impacts on ecological features due to destruction of habitat, pollution and alteration of the natural ecological systems including wetlands and the Rwamagaza Forest Reserve;

•	social impacts, including alteration of the sense-of-place, loss of or damage to heritage resources especially at the Buziba Hill area; and

•	regulatory risks associated with obtaining environmental authorisations.

At this stage of the Project evaluation and based on the information available for the Buckreef PEA, no environmental risk has been identified that is highly likely to occur and that cannot be managed.

A strategic decision to not actively engage with stakeholders at the Buckreef PEA stage was taken, as the Project parameters will only be finalised in later study stages. A preliminary Stakeholder Engagement Plan has been developed and will be utilised in the PFS. The environmental programme has to date been supported by a robust community benefits programme which spent in excess of USD500,000 on community infrastructure, water projects, health and education projects.

The preliminary estimation for the rehabilitation and closure costs of the BRMA and BZMA was a high-level estimate of the closure provision based on standard South Africa rates, which will be refined according to the Tanzanian mining industry in the PFS. The sensitivity of the Project area in terms of biophysical, social and economic sensitivities was assessed and the overall rehabilitation and closure costs are estimated at USD20m including after care and maintenance, as well as contingencies.

Project Capex and Opex
The summary capex and opex for the Buckreef Project are presented in the tables below:-

Summary Capital Expenditure for the Buckreef Project CAPITAL EXPENDITURE	UNIT	CASE 1	CASE 2	CASE 3	CASE 4
Mining Capital	(USDm)	(125.16)	(140.01)	(125.16)	(125.53)
Process Plant Capital	(USDm)	(309.14)	(309.14)	(258.81)	(309.14)
Closure Capital	(USDm)	(19.96)	(19.96)	(19.96)	(19.96)
TDF Capital	(USDm)	(17.53)	(17.53)	(17.53)	(17.53)
TOTAL CAPITAL EXPENDITURE	(USDm)	(471.79)	(486.65)	(421.46)	(472.16)

Economic Analysis
The Economic Analysis of the Buckreef Project was undertaken utilising the Discounted Cash Flow (DCF) methodology with base case economic inputs that are directly comparable with more than half of the Buckreef PEAs published in 2012. Venmyn conducted the Economic Analysis with a base case gold price of USD1,500/oz gold price and a 5% real discount rate.

Monte Carlo simulations compared the Net Present Value (NPV) outputs of the DCF model for numerous combinations of input parameter values on all of the Buckreef PEA Cases. The resultant NPVs and Internal Rate of Return (IRR) for the four Cases are positive in all cases and summarised in the table below.

The simulations showed that Case 1 is this most economically advantageous mining sequence and plant configuration.

Summary Economic Analysis for the Buckreef Project at USD1,500/0z and a 5% Discount Rate OPTION	DISCOUNT RATE 5%
Case 1: Large plant, moved to BZMA, grid powered	NPV (USD)	220.4m
Pretax NPV (USD)	296.5m
Post tax IRR	36%
Case 2: Central large plant, grid powered	NPV (USD)	140.3m
Pretax NPV (USD)	188m
Post tax IRR	21%
Case 3: Modular Plants, moved to BZMA, grid powered	NPV (USD)	162.3m
Pretax NPV (USD)	214.03
Post tax IRR	29%
Case 4; Case 1 diesel powered	NPV (USD)	10.77m
Pretax NPV (USD)	14.38m
Post tax IRR	7%

The results of the Economic Analysis as summarised in the table above include Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorised as Mineral Reserves, and there is no certainty that the Buckreef PEA will be realised.

The NPVs of the DCF models are most sensitive to the gold price and the table below provides a summary of the effect of gold price changes on the intrinsic project value of Case 1:-

Gold Price Sensitivity Matrix ECONOMIC ANALYSIS			GOLD PRICE
	USD1,600/oz	USD1,500/oz	USD1,400/oz	USD1,300/oz

Post Tax
Project NPV (at 5% discount rate)	287.98	220.41	149.58	81.17
Project NPV (at 10% discount rate)	196.25	143.44	87.88	33.69
IRR	48%	36%	25%	16%
Pre Tax
Project NPV (at 5% discount rate)	391.97	296.49	201.00	105.52
Project NPV (at 10% discount rate)	268.41	195.16	121.91	48.66
IRR	54%	41%	29%	17%

The most sensitive cost parameter is the plant opex, which is most affected by the cost of power. The cost of diesel for Case 4 accounts for over 30% of the USD/processed tonne value. The overall total opex per ounce over the LoM is USD751/oz Au, which is in-line with AngloGold Ashanti’s reported total production costs of USD657/oz Au on the Geita mine in its quarterly report ending September 2011.

Conclusions of the Economic Analysis
Venmyn concluded that the Buckreef Project Economic Analysis, based on the 5% discount rate and gold price of USD1,500/oz, suggests that the Project will have positive NPVs for all cases and a post-tax value of USD220.4m, a pre-tax value of USD296.5m and an IRR of between 36% and 41%.

The results of the Project Economic Analysis as summarised above, include Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorised as Mineral Reserves, and there is no certainty that the Buckreef PEA will be realised.

Venmyn Projects is of the opinion that this Buckreef PEA outcome can improve with optimisation of the open pit designs based on new Mineral Resource models and geotechnical data, refinement of the processing plant design and the increase in the Mineral Resource base expected from the current on-going drilling exploration programme.

Conclusions and Recommendations
The positive results of the Buckreef PEA of the Buckreef Project have confirmed that progression of the project to the pre-feasibility study (PFS) stage is warranted and in addition have highlighted the following factors, which have lead to definitive foci for the PFS. These foci are essentially Venmyn Projects recommendations for the future PFS, which can be categorised into trade-off studies that will clarify options going forward and optimisations that be undertaken:-

•
the Inferred Mineral Resources included in the Buckreef PEA are, if possible, to be upgraded to Indicated Mineral Resources in the PFS by means of current exploration drilling which has provided additional density data and defined extensions of the Buckreef Prospect mineralisation.  The PFS will be based on newly constructed Mineral Resources models for all five prospects, which include the newly identified medium to high grade mineralisation at Buckreef Main zone, Buckreef North and Buckreef Eastern Porphyry deposits. The newly identified mineralisation ranges in grade from 1.25g/t Au to 10.58g/t Au over widths ranging from 2.25m to 46m and much of the mineralisation occurs at depths accessible to open pit mining;

•
the economic analysis indicates that the mining sequence Case 1 is the most favourable. The options of mining BRMA and BZMA simultaneously, or BZMA first, are both unviable at current and forecast gold market conditions. The capital cost of the two plants early in the LoM is disadvantageous. The Case 5, whereby BZMA is mined first, is negatively affected by early high capital costs for the two plants, low grades from the BZMA orebody and insufficient revenue streams to cover opex costs;

•
Venmyn Projects considers the primary factors impacting the Project economics to be the combination of grade and stripping ratio. At BRMA, the stripping ratios average 5.45 and 2.3 at BZMA. The PFS, therefore, will aim to investigate ways of improving the stripping ratios by optimising the mine design;

•
the Buckreef PEA mine design can be viewed as a worst case scenario and the PFS pit design can be more aggressive as it will be based on improved geo-technical data which indicates design at 60º to 90º may be possible. The possibility of the pit design being to some extent a function of data paucity at Buckreef Prospect and BZMA will be investigated in the PFS. Improvement in the pit shell shape from smaller conical pits to larger, simple pits would be advantageous in decreasing the stripping ratios and therefore the PFS will investigate whether increased data density in the areas rejected by the pit optimiser, can improve the pit design in these areas;

•
a backfill mining methodology was not proposed for the Buckreef PEA and the PFS will undertake a trade-off study to investigate the effect of decreasing the mine design cut-off grade so that lower grade mineralisation, which for the Buckreef PEA is classed as uneconomic waste, could be stockpiled and processed later in the Project life to provide additional revenue;

•	the mine schedule will be refined and optimised in the PFS by applying a number of measures which will be investigated in the PFS;

•
the geographical characteristics of the Project is negatively impacting the Project economics. The requirement to improve 50km of roads and construct four river crossings, as well as dismantle and relocate infrastructure from BRMA is considerable but has proven less costly than the capex and opex of haulage of ore to a centrally located plant. The possibility of optimising the cost of buildings at BZMA by relocating BRMA buildings will be examined in the PFS;

•
the costs and logistics of the diesel supply for the power generation in Case 4 have a significant impact on the opex of the Project which is USD1,051/oz, as compared to Geita USD657/oz. The cost and availability of power from the national grid must be investigated in as a critical project component for the PFS;

•
the results of the environmental sensitivity reviews have proved favourable in that no unmanageable environmental risks have been identified. Initial indications are that no requirement for a lined TDF will necessary but this will be further investigated in the PFS, as the costs associated with lining are approximately USD96.0m, as opposed to USD17.5m for an unlined facility;

•	an environmental impact study (EIA) will have to be completed for the BZMA;

•	the proposed plant sites, TDF and waste disposal sites must be further investigated in the PFS and sterilised particularly in the BRMA, where potential for additional mineralised shears is high;

•	a trade-off study of the benefits of contractor mining as opposed to owner mining will be undertaken for the PFS;

•
trade-off studies of the effect of different processing plant options will be undertaken in the PFS. Different modular sized plants with alternative comminution sections could reduce capital and operational costs, especially the power consumption;

•
the possibility of improving the Project outcomes by negotiating a contribution by the Tanzanian government partner Stamico to the infrastructure upgrading costs, should be investigated by the Company;

•
Venmyn Project’s conclusion is that the results of the Buckreef PEA are favourable and in addition, a number of refinements, optimisations and alternatives are possible which collectively could improve the final Project outcome. In the PFS, options need to be investigated to reduce the opex cost per ounce through finding solutions to the high BRMA stripping ratio, targeting higher grade areas, finding a solution to the high electricity costs and optimising the production schedule;

•
the exploration potential of the RGB has not been fully realised and the Company is well positioned to benefit when the full extent of the prospectivity of the greenstone belt is determined. Furthermore, the Buckreef Project benefits particularly from being an open pittable gold deposit, which can be brought rapidly into production to benefit from the current favourable gold market conditions. The definite upside potential to define further Mineral Resources serves to provide focus for future exploration and expansion of the project; and

•
the drilling programmes currently being undertaken demonstrate a reasonable likelihood that the Mineral Resources are classified as Indicated Mineral Resources for PFS. The drilling will provide geotechnical data for a detailed TDF design, as well as plant sterilisation drilling. An environmental fatal flaw analysis will be undertaken and following the results of that study, numerous specialist consultant studies will be required. The PFS results will be independently reviewed and the project economic viability assessed.

•
Venmyn Projects further concluded that the positive Buckreef PEA outcomes have provided a valuable basis for the development of a PFS on the Buckreef Project. A number of refinements, optimisations and alternatives have been identified, which collectively should improve the final Project outcome. The newly identified mineralisation will increase the Mineral Resource base of the Project and there is definite upside potential to define further Mineral Resources to provide a focus for future exploration and expansion of the Project. The Buckreef Project benefits particularly from being an open pittable gold deposit, which can be brought rapidly into production to benefit from the current favourable gold market conditions.

For more information regarding the Buckreef PEA, see “National Instrument 43-101 Preliminary Economic Assessment of Tanzania Royalty Exploration Corporation’s Buckreef Gold Mine Re-Development Project in Tanzania” by Venmyn Independent Project (Pty) Limited dated August 23, 2012 and filed on SEDAR on August 24, 2012 and with the SEC on September 10, 2012.

The following discussion summarizes the highlights of the Company’s current drilling program at the Buckreef Project:

Current Drilling Program

Since acquiring the Buckreef Project in December 2010, the Company has undertaken comprehensive reverse circulation and diamond drilling programs on the Buckreef Project.  Please note that at the time that the Buckreef PEA was done the Company did not have sufficient information to warrant inclusion of the Eastern Porphyry prospect in the BRMA.

The Company has completed an aggressive resource definition drilling program in five areas of the BRMA (Buckreef Main zone, Buckreef Footwall zone, Eastern Porphyry prospect, Bingwa prospect and Tembo prospect). A total of 165 holes for 32,569.28m were drilled during this period, which include 51 RC holes (3073m); 6 PQ Diamond holes (330.30m) for metallurgical test work for Bingwa and Tembo prospects;  and 108 NQ Diamond holes (29,165.98m).

Buckreef Footwall Zone
The Footwall zone is located 100m west in the footwall of the Buckreef Main zone of the historic Buckreef mine. A total of 30 Reverse Circulation holes for 1873m were completed to investigate the lateral and deep extension of the target.

The drilling returned interesting assay results which include 3m averaging 1.29g/t gold; 6m averaging 2.67g/t gold; 5m averaging 2.62g/t gold; 6m averaging 4.87g/t gold and 6m averaging 1.63g/t gold, including 2m at 3.75g/t gold.

Eastern Porphyry Prospect
The Eastern Porphyry prospect is located 800m east of the Main Zone on the strike extension of the ENE-WSW trending, 5-30m wide, brittle-ductile fault zone within relatively undeformed mafic volcanics immediately east of the main Buckreef Mine.  The area is dominated by sequences of mafic rocks which include basaltic rock units alternating with dolerite and a series of narrow felsic porphyry units with pronounced shearing and pyrite-quartz-carbonate alteration of the mafic packages at the contacts with the felsic porphyry units. Mineralisation is localized within the sheared, quartz-carbonate-pyrite altered zones in both mafic and felsic units.  Previous wide-spaced exploration drilling defined the presence of finely disseminated pyrite and quartz veining slivers of persistent but discontinuous sub parallel zones of quartz porphyry units hosted in the main fault zone.

At the Eastern Porphyry prospect, a total of 7 Diamond holes for 1,211.42m were completed to investigate and determine whether there is any potential to define the resource. The diamond core drilling program on the Eastern Porphyry prospect returned some  significant intercepts.  Among them are 4.8m averaging 4.63g/t gold (including 2m @ 10.93g/t gold) and 2m averaging 7.47g/t gold (including 1m @14.6g/t gold); 10.5m averaging 2.27g/t gold (including 1.1m @ 8.89g/t gold and 1.5m @ 5.32g/t gold).

Buckreef Main Zone
A total of 101 holes for 27,954.56m have been completed on the Buckreef Main zone and Buckreef Northeast extension. Drilling consists of: 3 diamond wedge holes (1,057.75m) and 98 Diamond holes (26,896.81m). Approximately half of this drilling has been carried out on the Buckreef Main zone and half of it on the Buckreef Northeast zone. This drilling was intended to explore the potential to define and upgrade the current inferred resource to the Indicated and Measured category at vertical depth of 150m and 200m, while testing the down dip continuity of the shear zone-hosted gold mineralisation associated with quartz-carbonate-pyrite veins emplaced in the mafic volcanic sequence below 300m.

Surveys of inclination and azimuth were completed at nominal 30m intervals for all DD. The survey tool was usually a single shot Reflex camera and was operated by the drill contractor as part of normal drilling.

For diamond drilling, core recovery is generally very good. All DD holes commenced with an HQ size to the base of sap rock, followed by NQ size diameter which in turn is reduced to NQ2 size when fresh rock is reached or difficulties are encountered.  TRE standard procedure is to mark a Top-of-Hole Reference (TOH) line which may be solid, dashed or dotted depending on the confidence attached to the core fitting.

The deeper drilling confirmed the down-dip continuity of the various near-surface mineralized zones, and some deeper holes seemed to indicate a thickening of mineralisation with depth and occasional very high grade intercepts. One diamond drill hole returned 16m grading 2.23 g/t gold including a high grade section of 2.0 metres averaging 7.03 g/t, with a second hole yielding 35.35m grading 2.75 g/t gold including 6.35m averaging 5.75 g/t and 4.7m at 4.33 g/t. Another diamond drill hole targeted the down dip potential in the Main zone, returning 30m grading 2.66 g/t gold including 2.0m @ 6.5g/t, along with 5.0m grading 4.06g/t. The deepest segment of this hole returned 2.0m @ 1.77g/t from 197m in sheared, altered dolerite intercalated with felsic porphyry and milky white late quartz veins; 7.0m grading 3.47g/t gold; 4.0m grading 3.2 g/t gold; 3.0m is averaging 4.06 g/t; 3.0m at 3.16g/t gold; 13m averaging 2.86g/t gold; and 3.3m at 2.53 g/t gold.

Tembo Prospect
The Tembo Prospect located in an adjacent but sub-parallel shear zone to the regional ENE-WSW trending Rwamagaza main shear zone is located approximately 3km south-west of the main Buckreef Mine.  Gold mineralisation at Tembo is hosted within grey quartz stringers, veinlets and boudins all tightly constrained by east-west shears hosted in weathered basaltic volcanic units.

A total of 23 holes for 1355.60m have been completed on the Tembo prospect. Drilling consists of 3 PQ Diamond holes (157.60m) and 20 RC holes (1198m). The PQ holes were intended for metallurgical testwork and the collected sample were analysed by MINTEK laboratory in South Africa.

Positive drill results were reported at Tembo including: 3.0m grading 14.75 g/t gold; 6.0m averaging 3.38 g/t gold; 3.0m averaging 2.62 g/t gold; and 2.0m at 1.92 g/t gold. Similar to Buckreef Main, Tembo mineralisation is structurally controlled and is hosted in a sub-vertical shear zone emplaced along a mafic basaltic sequence. The mineralisation is confined along an East-West trending shear structure and a newly discovered northeast trending splay.

Contribution of The Recent Drill Campaign At The Buckreef Project

According to the Buckreef PEA, prior to the recent drilling campaign the BRMA, excluding the Eastern Porphyry prospect, had a resource base made up of the following components: (a) the Buckreef prospect with 8.882 million tons of Measured and Indicated Mineral Resource at a grade of 1.97 g/t Au that contained approximately 563,000 ounces of gold and an Inferred Mineral Resource at 1.89 g/t Au that contained approximately 435,000 ounces of gold ; (b) the Tembo prospect with 0.725 million tons of Inferred Mineral Resource at a grade of 2.18 g/t Au that contained approximately 51,000 ounces of gold; and (c) the Bingwa prospect with 1.120 million tons of Inferred Mineral Resource at a grade of 2.4 g/t Au that contained approximately 86,000 ounces of gold. The Report did not contain any estimate of a potential resource for the Eastern Porphyry prospect; however, sufficient drilling has now been done to warrant including the Eastern Porphyry prospect into the Buckreef Project. The Company has initiated a comprehensive evaluation of the contribution of the recent drill campaign to the resource base of the BRMA.

In October 2012 the Company announced it had retained Venmyn Rand Limited to prepare NI 43-101 compliant Mineral Resource block models and updated mineral resource statements for the Buckreef Project.

The Company has incurred total net costs (after recoveries, if any) of $13,366,027 on the Buckreef Project to August 31, 2012.

THE BUCKREEF PROJECT IS WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Kigosi Project

Property Description and Location

The Kigosi Project area is principally located within the Kigosi Game Reserve controlled area.  Through prospecting and mining option agreements, the Company has options to acquire interests in several Kigosi prospecting licenses.  A comprehensive report summarizing exploration work done and results to date was submitted to the Director of Wildlife and Nature Conservation as part of the requisite and mandatory requirements for an application to renew the Kigosi game reserve access permit.  It is a statutory requirement to have a access permit to conduct any exploration activities in an area designated as a forest and/or game reserve.  On May 31st, 2012 the Company was granted a two year permit from the Ministry of Wildlife and Nature Conservation to enter the Kigosi Game Reserve and continue with exploration activities.  The Company is currently evaluating various alternatives for advancing the Kigosi Project by focusing on an area of near surface mineralization.

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

The Company received an updated NI 43-101 technical report dated September 1, 2011 from Venmyn Rand (Pty) Limited of South Africa (the “Kigosi Technical Report”). A quartz rubble area of mineralization has been identified which is of particular interest due to its tabular extent and unconsolidated nature.  The 43-101 Technical Report has defined a surface area of 3.36km2 and an average thickness of 1.15m which contains an  Indicated Mineral Resource of 3.89 million tons at an in-situ grade of 0.83g/t Au and an Inferred Mineral Resource of 6.30 million tons at a grade of 0.34g/t Au.

For additional information regarding the Kigosi Property see the Technical Report entitled “National Instrument 43-101F Technical Report on the Kigosi Project in the Lake Victoria Greenstone Belt, Tanzania” prepared for Tanzanian Royalty Exploration Corporation by Venmyn Rand (Pty) Limited and compiled by C.A. Telfer, N. McKenna, J. Glanvill and R.M. Tayelor dated September 1, 2011 and filed on SEDAR December 13, 2011.

 During fiscal 2012, the Company entered into an agreement with Stamico providing Stamico a 15% carried interest in the Kigosi Project.   Also during fiscal 2012, the Company awarded a contract for a Preliminary Economic Assessment of surface rubble deposit at Kigosi (“Kigosi PEA”).

Luhwaika Quartz Rubble Deposit

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

The company completed a detailed bulk sampling program on this potentially economic quartz rubble bed.

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

The Company has incurred total net costs (after recoveries, if any) of $13,960,725 on the Kigosi Project to August 31, 2012 of which $207,675 was incurred during the most recently completed fiscal year.

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

A study was completed for the Lunguya project. For additional information regarding the Lunguya Property the reader is referred to the complete text of a technical report prepared in accordance with the requirements of NI 43-101 dated February 8, 2010, entitled, “Report on the Lunguya Mineral Exploration Property of Tanzanian Royalty Exploration Corporation in the Kahama District, Shinyanga Region of the United Republic of Tanzania, East Africa” by Martin J. Taylor, P.Geo.  The Preliminary Lunguya Report is available online at www.sedar.com, filed on February 16, 2010 under the heading, “Technical Report (NI 43-101)”.

During the period ended August 31, 2012, no direct property work was conducted on the Lunguya property.

The Company has deferred total net costs (after any recoveries and write offs) of $3,423,291 on the Lunguya Property to August 31, 2012.

THE LUNGUYA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Itetemia Property

Property Description and Location

The Itetemia Property consists of prospecting licenses covering approximately 40 km2.  In January 2007, the Company concluded an option and royalty agreement with Sloane over a portion of the Company’s Itetemia project.  Under the option agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90% to 100% in  prospecting licenses comprising a portion of the Itetemia Project.   In December 2011, Sloane returned the Itetemia gold prospects to the Company (see “Item 4. Information on the Company - Significant Acquisitions and Significant Dispositions” above).  The Itetemia Property is located in the Mwanza Region of the Lake Victoria Greenstone Region, Tanzania, approximately 90 kilometres by air southwest of the city of Mwanza, situated on the south shore of Lake Victoria (see property location map above).

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

The Company’s Interest

Through prospecting and mining option agreements, the Company has options to acquire interests in several Itetemia Property prospecting licenses.  The prospecting licenses comprising the Itetemia Property, are indirectly  held by the Company; through the Company’s subsidiaries, Tancan or Tanzam. In the case of one prospecting license, Tancan acquired its interest pursuant to the Stamico Venture Agreement, as amended June 18, 2001 and July 2005, which provides, among other things, that:

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

10.	Tancan may assign its rights under the agreement, subject to the prior written consent of Stamico. The Itetemia prospecting licences are adjacent to Barrick’s Bulyanhulu gold mine.

History

The exploration history of the Itetemia Property from 2006 to 2012 is summarized as follows:

Itetemia Exploration History Synopsis

Year	Operator	Work Performed
2006	Tancan	In-house evaluation. 4-hole diamond drill program
2007	Sloane Developments Ltd.	Planned 2000 m RC drill program and 3000 m infill diamond drilling program.
2008	Sloane Developments Ltd.	First phase drill program consisted of 10 Reverse Circulation (RC) aggregating 1,489 metres. Eight diamond drill holes were drilled totalling 2,286.5 metres.
2009	Sloane Developments Ltd.	Data analysis
2010	Sloane Developments Ltd.	Data analysis
2011-2012	Tanzanian Royalty	NI 43-101 report prepared by Venmyn Rand (Pty) Ltd.

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

The Company is reviewing various alternatives for advancing its Itetemia project. Previous studies have indicated that the Golden Horseshoe Reef (GHR) represents a small, yet robust, medium-grade, near surface gold deposit that warrants further feasibility investigations. A Technical Report dated January 31, 2012 (the “Itetemia and Luhala Technical Report”) shows that preliminary economic studies indicate the potential feasibility of a small opencast operation, at the current high gold prices. At lower gold prices, studies show the possibility of toll treating the GHR material at the neighbouring Bulyanhulu Mine.

The Itetemia and Luhala Technical Report also includes a Resource Summary for the GHR. Based on a 1.0g/t Au cut-off grade, Itetemia has an Indicated Mineral Resource of 2.80  million tons  grading 2.96g/t Au containing 266,000 ounces of gold.

For additional information regarding the Itetemia Property see the Technical Report entitled “National Instrument 43-101F on the Itetemia and Luhala Gold Projects in the Lake Victoria Greenstone Belt, Tanzania” prepared for Tanzanian Royalty Exploration Corporation by Venmyn Rand (Pty) Limited and compiled by A.N. Clay, N. McKenna, and R.M. Tayelor dated January 31, 2012 and filed on SEDAR February 1, 2012 (the “Itetemia and Luhala Technical Report”).

During the period ended August 31, 2012, no direct property work was conducted on the Itetemia property.

The Company has incurred total net costs (after any recoveries and write offs) of $5,787,736 on the Itetemia Property to August 31, 2012.

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

In January 2007, the Company concluded an option royalty agreement with Sloane for its Luhala property.  Under the option agreement, the Company granted Sloane the right to earn a 100% beneficial interest in the Luhala Project.  In December 2011, Sloane returned the Luhala gold prospects to the Company (see “Item 4. Information on the Company - Significant Acquisitions and Significant Dispositions” above).

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

History

Luhala has had a significantly more protracted exploration history than Lunguya, beginning with the initial exploration by the then Tanganyikan Geological Survey in 1947.  The exploration history of Luhala since 2006 to 2012 may be summarized as:

LUHALA EXPLORATION HISTORY SYNOPSIS

Year	Operator	Work Performed
2006	Tancan	Diamond drilling, RC drilling
2007	Sloane Developments Ltd.	Follow-up exploration planning
2008	Sloane Developments Ltd.	Data analysis
2009	Sloane Developments Ltd.	Data analysis
2010	Sloane Developments Ltd.	Data analysis
2011-2012	Tanzanian Royalty	NI 43-101 report prepared by Venmyn Rand (Pty) Ltd.

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

Exploration

During the period ended August 31, 2012, no site-based exploration work was conducted on the Luhala Property.

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

For additional information regarding the Luhala Property see the Technical Report entitled “National Instrument 43-101F on the Itetemia and Luhala Gold Projects in the Lake Victoria Greenstone Belt, Tanzania” prepared for Tanzanian Royalty Exploration Corporation by Venmyn Rand (Pty) Limited and compiled by A.N. Clay, N. McKenna, and R.M. Tayelor dated January 31, 2012 and filed on SEDAR February 1, 2012 (the “Itetemia and Luhala Technical Report”).

The Company has incurred total net costs (after any recoveries) of $3,759,347 on the Luhala Property to August 31, 2012.

THE LUHALA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY PROPOSED EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Item 4A. Unresolved Staff Comments

None

Item 5.                      Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended August 31, 2012 and 2011, and should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

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

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred.  If a property is brought into production, these costs will be amortized against the income generated from the property.  If a property is abandoned, sold or impaired, an appropriate charge will be made.  Discretionary option payments arising on the acquisition of mining properties are only recognized when paid.  Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured.  Revenues from properties earned during the development stage (prior to commercial production) are deducted from capitalized costs.

The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties.  The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire. The amount shown for deferred exploration expenses, represents costs incurred to date net of write-downs, if any, and is not intended to reflect present or future values.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests.  The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable.  Any cost incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred.

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

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

A.           Operating Results

The following discussion and analysis of the financial condition and operating results of the Company for the years ended August 31, 2012 and 2011 should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with IFRS.

Overview

For the year ended August 31, 2012 the Company had current assets of $20,483,824 compared to $32,922,378 on August 31, 2011.  The decrease is mainly due to net expenditures on exploration of $9,593,993 (2011 - $7,640,353) and cash used in operations of $4,713,619 (2011 - $3,739,845).  Deferred exploration costs were $41,562,996 as compared to $33,262,972 at August 31, 2011.

Net loss for the year ended August 31, 2012 was $8,897,843 compared to a net loss of $11,132,371 in the comparable year ended August 31, 2011.  The decrease is primarily due to the decrease in the loss due to the write down in mineral properties and deferred exploration costs of $1,293,969 (2011 - $3,845,564) and a withholding tax recovery of $250,019 (2011 - $856,191 withholding tax expense).  Change in the valuation of the warrant liability of $2,321,921 (2011 - $315,159), partially offset the loss decrease.

Results of operations

Fiscal year ended August 31, 2012 compared to fiscal year ended August 31, 2011

Net expenditures on mineral properties and deferred exploration costs for the year ended August 31, 2012 were $9,593,993 compared to $7,640,353 for the year ended August 31, 2011.  The increase is a result of increases in Buckreef project expenditure, but partially offset by decreased exploration expenditures at the Kigosi project.  Recoveries received during the year ended August 31, 2012 and August 31, 2011 from various option agreements were $50,114 and $285,198, respectively.

Net loss for the year ended August 31, 2012 was $8,897,843 compared to $11,132,371 for the comparable year ended August 31, 2011. For the three month period ended August 31, 2012 and August 31, 2011, the Company had net loss of $3,576,139 and a net loss of $7,401,871, respectively.

Salaries and benefits expense has decreased to $1,596,951 for the year ended August 31, 2012 from $1,601,832 for the year ended August 31, 2011. The expenses for the corresponding three month period ending August 31, 2012 and 2011 were $502,877 and $469,031 respectively.  The decrease in salaries expense is a result of the Company closely managing payroll and hiring costs and outsourcing certain functions.

Professional fees increased by $236,760 for the year ended August 31, 2012 to $869,077 from $632,317 for the year ended August 31, 2011.  For the three month period ended August 31, 2012 professional fees were $464,054 and $217,400 respectively.  The increase in total year and final quarter is due to increased costs during 2012 surrounding legal, audit and tax advisor professional fees.

For year ended August 31, 2012, the foreign exchange income was $24,082 compared to an exchange loss of $518,794 for the same period ended August 31, 2011. This decreased loss of $542,876 was due to the years’ average Tanzanian Shilling exchange rate having increased from 1,622 at August 31, 2011 to 1,572 at August 31, 2012.

Share based payments for the year ended August 31, 2012 were $777,630 compared to $368,161 in the comparable period ended August 31, 2011.  Share based payments vary on the number of equity based compensation options issued and vesting.  See note 9 of the financial statements for details.  Director fee RSU expense was $289,448 and $441,000, respectively.

Shareholder information costs increased from $332,586 for the year ended August 31, 2011 to $581,526 for the year ended August 31, 2012. The increase of $248,940 was due to increased transfer agent and listing fees from the issue of shares for converted debt and exercise of warrants.  Corporate investor promotion activity completed during the year also increased as an investor public relations firm was hired during the period.  For the three month period ended August 31, 2012, shareholder information costs were $(21,143) compared to $99,019 for the three month period ended August 31, 2011.  The negative amount in fiscal 2012 was due to account reclassifications in the period.

For the year ended August 31, 2012, travel and accommodation expense decreased by $30,211 from $199,631 in 2011 to $169,420. For the three months ended August 31, 2012, travel and accommodation expense decreased by $26,429 from $61,778 in 2011 to $35,349. Travel and accommodation expense decreased due to timing and increased control of travel requirements.

The interest accretion expense for the year ended August 31, 2012 was $102,785, compared to $181,076 for the year ended August 31, 2011. The interest relates to the issuance of convertible debt.  Interest accretion is expected to decrease as debt is converted into shares.

For the year ended August 31, 2012, depreciation expense was $379,603 compared to $463,169 for the same period ended August 31, 2011. The decrease of $83,566 was due to the lower capital asset cost base as purchases in the period were minimal and depreciation lowered the capital asset balance. The capital expenditure for the year ended August 31, 2012 was $142,283 as compared to $817,429 in the year ended August 31, 2011.

During the year ended August 31, 2012, the Company abandoned and wrote-off expenses in various project areas in the amount of $1,293,969 (2011 - $3,845,564), as the Company evaluated its mineral properties and deemed certain properties to warrant no further exploration.

Consulting fees for the year ended August 31, 2012 were $266,011 compared to $287,885 in the comparable period ended August 31, 2011.  Consulting expenses remained consistent between the comparable periods.   Consulting fees for the three months ended August 31, 2012 were $87,943 compared to $76,925 in the comparable period ended August 31, 2011.  Consulting expenses remained consistent between the comparable periods.  The decrease in total consulting expense is a result of the Company closely managing consulting costs in the current uncertain economic environment.

Directors’ fees for the year ended August 31, 2012 were $365,049 compared to $461,484 in the comparable period ended August 31, 2011.  The decrease in director fees expense is a result of a decrease in number and valuation of RSU’s issued to board members.

Office and general expenses for the year ended August 31, 2012 were $437,380 compared to $443,774 in the comparable period ended August 31, 2011.  The decrease is mainly due to the company closely managing its office and general costs including closure of the Mwanza office and consolidation of offices at the Buckreef camp.  For the three month period ended August 31, 2012, office and general expenses were $151,581 compared to $120,004 in the comparable period ended August 31, 2011.  The increase for the quarter is due timing differences as total expenses are in line with prior period.

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

B.           Liquidity and Capital Resources

The Company had $20,058,678 in cash and marketable securities at August 31, 2012 compared to $32,428,471 as of August 31, 2011.  The Company had working capital of $18,165,431 at August 31, 2012, compared to $30,451,179 at August 31, 2011.  Although the Company believes it has enough resources through working capital to finance operations for its 2013 fiscal year, ultimately the Company will need to obtain additional financing to sustain operations at the present rate of activity.  The current cash position is expected to sustain operations for its 2013 fiscal year. Historically, the Company has raised funds through equity financing, convertible promissory notes and entering into joint venture or royalty agreements with other mining companies.  The Company’s funding requirements by major expenditure category, listed in order of priority are:

(a)	as a result of the successful outcome of a preliminary economic assessment on the Buckreef Project, proceed to a definitive feasibility study;
(b)	exploration work,
(b)	new property investigations, and
(c)	general and administrative costs.

Exploration work and new property investigations can generally be deferred until adequate capital resources are available, and general and administrative costs can be reduced during periods when funding is not available.

At this time, the Company has no operating revenues, and does not anticipate any operating revenues unless the Company is able to find, acquire, place in production and operate a profitable mining property. Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding.  The Company has financed its operations and investments through the issuance of common shares.  During 2012, the Company has received US$1,000,000 from the exercise of 250,000 compensation warrants.

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

On August 17, 2010 the Company completed a private placement with an arm’s length third party consisting of a three-year convertible promissory note dated July 9, 2010 in the principal amount of $1,095,000 bearing interest at 3% and convertible into 255,484 common shares at the price of $4.286.  $95,000 of the outstanding principal was converted into 22,166 common shares, which shares will be refundable to the Company if the remaining principal is not fully converted into common shares by December 9, 2011.  On September 23, 2011, this Promissory Note was converted into 233,318 common shares at a price of $4.286 per share.

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

        On November 5, 2010 the Company completed a $4,841,600 private placement with arm’s length third parties for an aggregate 800,000 common shares at the price of $6.052/share and an aggregate 200,000 common share purchase warrants exercisable at the price of $7.309 per share and expiring on October 20, 2012.  In addition, the Company paid a finder’s fee payable in 64,000 common shares at the subscription price of $6.052/share.   Effective January 25, 2012 the exercise price of 125,000 common share purchase warrants was reduced from C$7.309 to US$4.00, and the term of the warrants was extended one year to expire October 20, 2013. In addition, if the weighted average trading price of the common shares increases to US$6.50 after April 12, 2012, the Company will be entitled to require that the holders exercise the warrants, failing which the warrants will terminate.

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

        On August 12, 2011 the Company completed a US$30 million bought deal offering and 5,263,158 Units at a price of US$5.70 per Unit were issued.  Each Unit consists of one common share and one common share purchase warrant exercisable at a price of US$6.25 per warrant expiring on August 12, 2013.  The Undewriter received a cash commission of 7% of the gross proceeds and 368,421 compensation warrants exercisable at a price of US$5.91 per share expiring on August 12, 2013. Effective December 7, 2011 the exercise price of 5,263,158 common share purchase warrants was reduced from US$6.25 to US$4.00 and the term of the warrants was extended one year to expire August 12, 2014. In addition, if the weighted average trading price of the common shares increases to US$6.50 after March 11, 2012, the Company will be entitled to require that the holders exercise the warrants, failing which the warrants will terminate. 368,421 compensation warrants issued under the prospectus financing have been amended in the same manner and re-priced from US$5.91 to US$4.00.  On March 27, 2012, the Company received US$1,000,000 from the exercise of 250,000 compensation warrants.

Mineral Property Projects

As of August 31, 2012 amounts capitalized in respect of mineral properties were $41,562,472 an increase from August 31, 2011 when the balance was $33,262,972.

During the fiscal year ended August 31, 2012, the Company capitalized mineral property exploration costs of $9,593,993 (net of recoveries of $50,114) on its mineral resource properties.  The Company wrote off $1,293,969 in exploration expenditures on areas abandoned in the year ended August 31, 2012.

For information on the Company’s commitments for property and rental payments, refer to Item 4.

Events Subsequent To August 31, 2012

Pursuant to the private placement completed on September 23, 2010, the Company received notice from an arm’s length third party to convert its Promissory Note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at a price of $4.518 per share, and 221,337 shares were issued on October 17, 2012.

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

Many of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company elects to maintain its interest are as follows:

	Option Payments Due by Period (US$)
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Option Agreement Obligations	$19,000	$19,000	$Nil	$Nil	$Nil

Item 6.  Directors, Senior Management and Employees

A.           Directors and Senior Management

Directors and Senior Management

A.           Directors and Senior Management

The following is a list of the Company’s current directors and officers.  The directors named below were elected or re-elected by the Company’s shareholders on March 1, 2012. There are no family relationships between the directors and officers.

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

Directors and Senior Management

James E. Sinclair, President, Chief Executive Officer and Director

Mr. Sinclair is the President and CEO of the Company.  Mr. Sinclair, age 71, devotes his full time to the business and affairs of the Company.

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

Joseph Kahama, Chairman and Chief Operating Officer (Tanzania) and Director

Joseph Kahama was appointed Chairman and Chief Operating Officer (Tanzania) of the Company in February 2011.  He became a director of Tanzanian Royalty Exploration Corporation in February 2008 and he formerly served as President and Senior Vice President of the Corporation. A native of Tanzania, Mr. Kahama has served as president and director of the Company's wholly-owned subsidiary, Tanzam, since 1997. In his capacity as president of Tanzam, Mr. Kahama has been responsible for corporate administration and also for maintaining good relations with government, vendors, and the Company's various business partners in Tanzania. In addition to being a  councilor at the Tanzania Chamber of Energy & Minerals (TCME) since 1999, where he represents the Company and its various Tanzanian subsidiaries, Mr. Kahama was elected as Chairman of the Tanzania Chamber of Energy & Minerals in 2011. In 2007, he was appointed to the Tanzania National Business Council (TNBC) and the Local Investors Roundtable (LIRT). In 2006, Mr. Kahama was appointed as a member and advisor to the China Africa Business Council (CABC) which is headquartered in Beijing, Peoples Republic of China.  In addition, Joseph Kahama is Chairman of The Kahama Foundation, a not-for-profit organization which enables, fosters and nurtures business entrepreneurship, modern management practices and ethical leadership in business and cooperatives.  Mr. Kahama is also a Trustee and Founding member of The Mawalla Chair for Legal and Business Studies, an academic endowment covering five universities in Tanzania.  Mr. Kahama is also author of a Book called "SIR GEORGE: A Thematic History of Tanzania Through His Fifty Years of Public Service", printed in 2010.  Mr. Kahama, age 44, devotes his full time to the business and affairs of the Company.

Dr. Norman Betts, Ph.D., Director

Dr. Betts is an associate professor, Faculty of Business Administration, University of New Brunswick (UNB) and a Chartered Accountant Fellow (FCA). Dr. Betts serves as a Chair of the board of directors of Starfield Resources Inc. and as a director and member of the audit committees of Tembec Inc., New Brunswick Power Corporation, Export Development Canada and Adex Mining Inc.    He is also a co-chair of the board of trustees of the UNB Pension Plan for Academic Employees. He is a former Finance Minister and Minister of Business New Brunswick with the Province of New Brunswick. He was awarded a PhD in Management from the School of Business at Queen’s University in 1992.  Dr. Betts, age 58, devotes approximately 10% of his time to the business and affairs of the Company.

Dr. William Harvey, B.A., Ph.D., Director

Dr. Harvey is a Clinical Psychologist, who for over thirty years has served as a consultant and technical expert on matters relating to substance abuse prevention and mental health promotion to a wide variety of private and governmental programs and agencies in the United States. These include the National Institute of Drug Abuse, the National Institute of Alcoholism and Alcohol Abuse, the Office of Juvenile Justice & Delinquency Prevention, and the National Mental Health Association. He was an Adjunct Professor in the Department of Sociology at Washington University, and a Senior Research Scientist at the Missouri Institute of Mental Health, University of Missouri. He continues to be involved in the formulation of new programs and policies aimed at the betterment of society.  Dr. Harvey will continue to expand the role which the Company has at the local level to ensure that stakeholder interests are addressed.  Dr. Harvey, age 79, devotes approximately 10% of his time to the business and affairs of the Company.

Rosalind Morrow, B.A., B.Ed., A.R.C.T, LL.B., Director

A graduate of Trinity College, Toronto, the Royal Conservatory of Music of Toronto and the University of Toronto Law School, Ms. Morrow specializes in corporate and securities law with a particular emphasis on financings, including government and structured finance, corporate governance and mergers and acquisitions.  She has advised Canadian and international corporations on a number of major projects in the financial, communications and resource sectors.  Ms. Morrow is a former member of the Securities Advisory Committee to the Ontario Securities Commission.  Since the inception of the program in 2001, Ms. Morrow has been lead external counsel to Canada Mortgage and Housing Corporation on over $250 billion in fully underwritten global bond issuances under its Canada Mortgage Bond Program, and since 2008 has represented the Canadian federal government on its $125 billion Insured Mortgage Purchase Program, the Canadian equivalent of the U.S. TARP Program.  A past president of the Women’s Law Association of Ontario and recipient of its President’s Award, Ms. Morrow currently serves on the Board of Governors of Trent University.  She is also Vice Chair of The Living City, the foundation arm of the Toronto and Region Conservation Authority, one of the largest environmental organizations in North America, dedicated to the preservation of a green environment in the Toronto region. Ms. Morrow, age 58, devotes approximately 10% of her time to the business and affairs of the Company.

Abdulkarim Hamisi Mruma, PhD., M.Sc. (Geology), B.Sc. (Geology), Director

Dr. Mruma is a graduate of the University of Dar es Salaam where he currently serves as a Professor of Geology. His post graduate studies included research sabbaticals at universities and government institutions in Germany, Belgium, Zimbabwe and Finland. He has authored numerous technical reports on various geological topics and contributed to several technical and non-technical journals on a broad range of geology and industry-related subjects. The list of publications includes UNESCO Magazine, Journal of African Earth Sciences, and the Tanzanian Journal of Earth Sciences. In addition to his academic duties, Dr. Mruma is Chief Executive Officer of the Geological Survey of Tanzania, a position he has held since October 2004. He also serves as a Board member of both Williamson Diamonds Limited, National Development Corporation, College of Earth Sciences of the University of Dodoma,  and the State Mining Corporation (STAMICO) of Tanzania, the Company's joint venture partner for the Buckreef Gold Mine Re-development Project. Dr. Mruma is the Chairman of the Advisory Board of Mineral Resources Institute and he also acts as National Coordinator of International Geological Correlation Programs and International Year of Planet Earth Programs. He is also a member of the Research and Development Advisory Committee on Natural Resources - Tanzania Commission for Science and Technology (COSTECH). Dr. Mruma, age 57, devotes approximately 10% of his time to the business and affairs of the Company.

Ulrich E. Rath, Director

Mr. Rath has a wide range of experience in the mining industry, and has specific experience in North America, South America including Argentina, Chile and Peru and in South Africa. Mr. Rath was the President and CEO and Director of Chariot Resources Ltd., a junior resource company focused on the exploration, acquisition and development of copper and precious metal mineral deposits in the Andes region of Latin America. In June 2010 Mr. Rath facilitated the sale of Chariot Resources following a global auction. The sale was approved by over 98% of the shareholders of Chariot Resources. As the former President, CEO and Director of Chimera Gold Corp. (previously known as EAGC Ventures), Ulrich Rath was responsible for facilitating the $US67 million acquisition of gold operations in the East Rand region of South Africa that now produce more than 200,000 ounces gold per annum. Subsequently, the Board of Chimera agreed to a 1:1 merger with Bema Gold Corp.  He was formerly CEO and director of Compania Minera Milpo a medium sized Peruvian zinc mining company.   Mr. Rath was also formerly Vice-President, Corporate Development, for Rio Algom Ltd. from December 1992 to October 1998.  Rio Algom Ltd. was a U.S. reporting issuer, whose common shares were listed on the American Stock Exchange.  Mr. Rath, age 66, devotes approximately 10% of his time to the business and affairs of the Company.

Steven Van Tongeren, B.Sc, CPA, Chief Financial Officer

Mr. Van Tongeren holds a Bachelor of Science degree from the State University of New York and is a Certified Public Accountant. He completed Executive Finance Management Training at INSEAD France, one of the world's leading and graduate business schools. He has extensive international experience having lived and worked in various countries. Mr. Van Tongeren was Executive Director, Finance for a London Stock Exchange listed restaurant group operating throughout Europe. He successfully brought the privately held company to full public listing and went on to complete major fund raising for the company's rapid international expansion. He acted as Vice President, Finance and Administration, for PolyGram Video and later as Manager of World-Wide Consolidation and Reporting for Polygram International BV. In that capacity he was responsible for preparing all consolidated world-wide financial reporting for one of the world's major record and film entertainment companies with subsidiaries in 34 countries. He served as European and South African Financial Director for the Borden Food Inc. International packaging group with manufacturing and sales operations throughout Europe and South Africa. Mr. Van Tongeren has worked as Senior Operations Auditor for Gulf & Western Inc. where he was responsible for domestic and international company audits and special project due diligence. Mr. Van Tongeren, age 55, devotes his full time to the business and affairs of the Company.

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

The Company's Code of Ethics and Business Conduct prohibits Directors and NEOs from entering into transactions to hedge or offset a decrease or protect the value of equity securities of the Company granted as compensation or otherwise directly or indirectly held.

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

Based on the foregoing definition, the Company has five (5) NEOs for the fiscal year ended August 31, 2012:  James E. Sinclair, President and CEO of the Company; Joseph Kahama, Chairman and COO (Tanzania) of the Company; Steven Van Tongeren, CFO of the Company, Victoria Luis, Corporate Accountant, and Helen Hansen, Corporate Secretary of the Company.

In this document, unless otherwise specified, $ refers to Canadian dollars.

The following tables set forth particulars concerning the compensation of the named executive officers for the Company’s last three fiscal years ended August 31, 2012:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share-based awards ($)		Option-based awards ($)	Non-equity incentive plan compen- sation ($)	Pension Value ($)	All other compensation ($)	Total compensation ($)
			Annual incentive plans (RSU)	Long term incen- tive plans (ESOP)
James Sinclair, President and CEO	2012 2011 2010	69,803(11) 22,459(8) Nil	Nil Nil Nil	Nil Nil Nil	None None None	None None None	None None None	Nil Nil Nil	69,803 22,459 Nil
Joseph Kahama,(7) Chairman and COO (Tanzania)	2012 2011 2010	131,143(11) 108,327(1)(8) 75,240(2)	Nil Nil 168,750(3) (5) (6)*	Nil Nil Nil	None None None	None None None	None None None	Nil 2,328 Nil	131,143 110,655 243,990
Steven Van Tongeren Chief Financial Officer	2012 2011 2010	166,100(11) 75,665(8) N/A	325,500(9) Nil N/A	14,004 8,612 Nil	None None None	None None None	None None None	10,200 Nil N/A	515,804 84,277 N/A
Helen Hansen Corporate Secretary	2012 2011 2010	85,800 78,600 72,000	103,000(10) 40,000(5) 25,000(3)	4,709 4,400 3,600	None None None	None None None	None None None	8,000 6,600 6,000	201,509 129,600 106,000
Victoria Luis Corporate Accountant	2012 2011 2010	73,027(11) 12,926(11) 8,622(11)	158,750(12) 68,750(5) 62,500(3)	Nil Nil Nil	None None None	None None None	None None None	3,000 Nil Nil	234,777 81,676 71,122
N/A = Not Applicable
(1) Includes taxes paid in Tanzania and statutory deductions.
(2) US$ exchange = 1.045
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
(8) US$ exchange = 0.9893
(9) Total is a combination of 20,000 RSUs valued at $6.90 per RSU granted on February 24, 2011 and 29,857 RSUs valued at $6.28 per RSU granted on May 6, 2011.
(10) Total is a combination of 10,416 RSUs valued at $3.84 per RSU granted on May 27, 2009 and 10,032 RSUs valued at $6.28 per RSU granted on May 6, 2011
(11) US$ exchange = 1.00
(12) Total is a combination of 17,903 RSUs valued at $3.84 per RSU granted on May 27, 2009 and 14,331 RSUs valued at $6.28 per RSU granted on May 6, 2011

Compensation is determined by the Audit and Compensation Committee as set out under “Compensation Discussion and Analysis”.  Salary compensation is not tied to a named executive officer’s individual performance, however the grant of restricted share units (“RSUs”) may be.  The grant date fair value of RSUs is based on the closing price of the Company’s shares on the Toronto Stock Exchange (the “TSX”) on the date of grant.  All Employee Share Ownership Plan (“ESOP”) share purchases are at market prices at the time of each monthly purchase, through the facilities of the TSX using registered representatives.  See “Restricted Stock Unit Plan” and “Employee Share Ownership Plan” below for more information.

Prior to 2011, the Company’s President and CEO voluntarily chose to forego compensation for services rendered as President and CEO and a member of the Board, and elected not to participate in the Company’s share based award programs.
Incentive Plan Awards

Outstanding share-based awards and option-based awards

Option-based Awards					Share-based Awards
Name		Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money RSUs ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
James Sinclair, CEO	2012 2011 2010	None None None	None None None	Not Applic- able	206,125(1) 187,500(2) Nil	42,152 29,857 Nil	206,125 187,500 Nil
Joseph Kahama, President	2012 2011 2010	None None None	None None None	Not Applic- able	206,125(1) 193,750(2) 89,515(3)	42,152 30,852 19,086	206,125 193,750 89,515
Steven Van Tongeren, CFO	2012 2011 2010	None None None	None None None	Not Applic- able	311,125(4) Nil N/A	67,152 Nil N/A	311,125 Nil N/A
Helen Hansen, Corporate Secretary	2012 2011 2010	None None None	None None None	Not Applic- able	72,750(1) Nil 47,500(3)	14,877 Nil 10,128	72,750 Nil 47,500
Victoria Luis, Corporate Accountant	2012 2011 2010	None None None	None None None	Not Applic- able	113,975(1) Nil 68,750(3)	23,307 Nil 14,659	113,975 Nil 68,750
(1) Valued at $4.89 per RSU granted on April 11, 2012
(2) Valued at $6.28 per RSU granted on May 6, 2011
(3) Valued at $4.69 per RSU granted on June 2, 2010
(4) Total is a combination of 25,000 RSUs valued at $4.20 per RSU granted on February 24, 2012 and 42,152 RSUs valued at $4.89 per RSU granted on April 11, 2012
Incentive plan awards – Value vested or earned during the year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
James Sinclair, CEO	None	Nil	None
Joseph Kahama, President	None	Nil	None
Steven Van Tongeren, CFO	None	325,500	None
Helen Hansen, Corporate Secretary	None	103,000	None
Victoria Luis, Corporate Acountant	None	158,750	None

Long Term Incentive Plan Awards to NEOs

The Company has made long-term incentive plan awards during the fiscal year ended August 31, 2012 to NEOs of the Company.  See “Restricted Stock Unit Plan” and “Employee Share Ownership Plan” below.

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

           On April 26, 2011, the Company’s Restricted Stock Unit Plan was amended as the Plan expressly excluded the Chairman and Chief Executive Officer of the Company from participating in the Plan.  As the the joint office of Chairman and Chief Executive Officer of the Company no longer exists, and has been replaced by two new positions, being President and Chief Executive Officer and Chairman and Chief Operating Officer (Tanzania), the Board determined that it would be in keeping with the objects of the Plan and in the best interests of the Company that each of the offices of President and Chief Executive Officer and Chairman and Chief Operating Officer (Tanzania) be unambiguously included in the category of Service Providers eligible to receive awards of RSUs under the Plan, and that the wording of the Plan be amended as required to effect such result (as so amended, the “Amended RSU Plan”).  The Amended RSU Plan was presented to shareholders and approved at the Company’s Annual General and Special Meeting held on March 1, 2012.

RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2012:

Name	Date of Grant	No. of RSUs(1)	Cash Compensation Election	Vesting Period(3)	Expiration Date
Norman Betts	April 11, 2012	8,397	$38,000	3 years	April 11, 2015
William Harvey	April 11, 2012	7,732	$37,812	1 year	April 11, 2013
Joseph Kahama	April 11, 2012	42,152	N/A	3 years	April 11, 2015
Rosalind Morrow	April 11, 2012	15,465	Nil	3 years	April 11, 2015
Abdulkarim Mruma	April 11, 2012	8,103	$36,000	1 year	April 11, 2013
Ulrich Rath	April 11, 2012	8,084	$39,531	1 year	April 11, 2013
James Sinclair	April 11, 2012	42,152	N/A	3 years	April 11, 2015
Steven Van Tongeren	February 24, 2012	25,000(2)	N/A	3 years	February 24, 2015
Steven Van Tongeren	April 11, 2012	42,152	N/A	3 years	April 11, 2015
Helen Hansen	April 11, 2012	14,877	N/A	3 years	April 11, 2015
Victoria Luis	April 11, 2012	23,307	N/A	3 years	April 11, 2015
RSUs granted to directors and executive officers as a group: 237,421
(1)	Valued at $4.89 per RSU
(2)	Valued at $4.20 per RSU
(3)	Subject to the conditions of the Amended RSU Plan with respect to earlier vesting.

The following RSUs granted to directors during the fiscal year ended August 31, 2011 vested during fiscal year ended August 31, 2012 and 4,783 shares were issued shares were issued on February 24, 2012 and 42,363 shares were issued on May 6, 2012:

Name	Date of Grant	No. of Shares(1)	Cash Compensation Election	Vesting Period	Expiration Date
Norman Betts	May 6, 2011	13,429	Nil	1 year	May 6, 2012
William Harvey	May 6, 2011	12,845	Nil	1 year	May 6, 2012
Abdul Mruma	February 24, 2011	4,783(2)	Nil	1 year	February 24, 2012
Abdul Mruma	May 6, 2011	8,061	$25,000	1 year	May 6, 2012
Ulrich Rath	May 6, 2011	8,028	$25,208	1 year	May 6, 2012
(1)	Valued at $6.28 per RSU
(2)	Valued at $6.90 per RSU

The following RSUs granted to directors during the fiscal year ended August 31, 2009 vested during fiscal year ended August 31, 2012.  17,903 shares were issued on May 27, 2012:

Name	No. of Shares(1)	Date of Grant	Vesting Period	Expiration Date
Rosalind Morrow	17,903	May 27, 2009	Vested	May 27, 2012
(1) Valued at $3.84 per RSU.

Outstanding RSUs

RSUs granted to directors and executive officers during fiscal year 2012 are outstanding as of August 31, 2012.

Employee Share Ownership Plan

By an agreement dated May 1, 2003, the Company appointed Olympia Trust Company of Calgary, Alberta, as trustee (the “Trustee”) to manage and administer an ESOP.  Under the ESOP, eligible employees, directors, and consultants can elect to contribute up to 30% of their salary or compensation on a monthly basis for investment by the Trustee in shares of the Company.  The Company will contribute funds equal to 100% of the employee’s contribution up to an amount equal to 5% or less of the employee’s salary.  The Company will contribute funds equal to 50% of the employee’s contribution for the next 6% to 30% inclusive of the employee’s salary.  All share purchases are at market prices at the time of purchase, through the facilities of the TSX using registered representatives.  As at August 31, 2012, thirteen participants, including participating directors, together with Company contributions, have purchased 42,081 common shares under the ESOP.  The average monthly participant contributions are $7,370 and the Company’s matching monthly contribution is $5,872 per month.  Included in the above contributions are the following director and NEO contributions:

Name	Director/Officer Contribution ($)	Company Contribution ($)	Number of Common Shares Purchased
Rosalind Morrow	10,000	10,000	4,074
Steven Van Tongeren	20,238	14,004	9,057
Helen Hansen	5,160	4,709	2,587

Pension Plan Benefits

The Company has not set aside or accrued any funds for pension, retirement or similar benefits.

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of the end of the Company’s most recently completed financial year end:

	Number of securities to be issued upon exercise of outstanding RSUs	Weighted average exercise price of outstanding RSUs	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (Restricted Stock Unit Plan)	446,247	$5.09	67,947
Total	446,247	$5.09	67,947

Director Compensation

Director Compensation Table

The following table sets forth the value of all compensation provided to directors not including those directors who are also NEOs, for the Company’s most recently completed financial year:

Name	Fees Earned ($)	RSUs granted(1) (#)	Cash Compensation Election ($)	All Other Compensation (US$)	Total ($)
Norman Betts	79,062	8,397	38,000	Nil	79,062
Anton Esterhuizen(2)	Nil	Forfeited	Nil	50,400(3)	50,400
William Harvey	75,625	7,732	37,812	Nil	75,625
Rosalind Morrow	75,625	15,465	Nil	Nil	75,625
Abdulkarim Mruma	75,625	8,103	36,000	Nil	75,625
Ulrich Rath	79,062	8,084	39,531	60,656(3)	139,718
 (1) Valued at $4.89 per RSU (the closing price of the Company’s shares on the date of grant of the RSUs).
(2) Anton Esterhuizen did not stand for re-election March 1, 2012.  Unvested RSUs were forfeited.
 (3)  Additional compensation to certain members of the Technical Committee for providing expert technical advice to the Company.

Directors who are also members of management do not receive any additional cash compensation for serving on the Board.  All directors are granted RSUs as compensation for serving on the Company’s Board.   Please see the table entitled “RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2012” under “Restricted Stock Unit Plan” above.

Annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437.50 per year for serving as Chair of a Committee.  On April 11, 2012 the board approved that at the election of each individual director, up to one half of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least one half, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the Amended RSU Plan with respect to earlier vesting.   In 2012 outside directors had the option to elect to receive 100% of their compensation in RSUs.  If 100% compensation in RSUs is elected, the compensation on which the number of RSUs granted in excess of the required one half shall be increased by 20%.

Under the Amended RSU Plan, at the election of each outside director, outside directors were granted 47,781 RSUs during the fiscal year ended August 31, 2012.

At the election of each outside director, directors’ fees of $75,491 were paid to outside directors during the fiscal year ended August 31, 2012.

Pension Plan Benefits
       The Company has not set aside or accrued any funds for pension, retirement or similar benefits.

Termination and Change of Control Benefits

There are currently no contracts for outside management services.  There are two (2) employment contracts with certain NEOs, including Mr. Kahama and Mr. Steven Van Tongeren, whereby they will be entitled to receive an amount by way of severance payment equal to one month's salary per full year of service in the event of termination without cause.  The employment contracts do not provide for change of control benefits.  If a termination without cause was to have occurred on August 31, 2012, the Company would have been required to pay a severance payment in the aggregate amount of $74,583 in the case of Mr. Kahama and Mr. Van Tongeren.

C.           Board Practices

The directors of the Company serve a one year term and are elected at the Annual General Meeting of shareholders.  At the last Annual General Meeting, held on March 1, 2012, the shareholders elected James Sinclair, Joseph Kahama,  William Harvey, Rosalind Morrow, Norman Betts, Ulrich Rath and Abdulkarim Mruma as directors.  The officers of the Company are elected by the Board serve at the pleasure of the Board.

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

The Company has a Technical Committee currently comprised of Ulrich Rath (Chair), Abdulkarim Mruma, and Phillip Kaniki.  The Technical Committee reviews the definitive exploration policy for the Company and reports directly to the Board of Directors.

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

9.  External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

Financial Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	Non-Audit Fees
2012	Canada - $231,500 Tanzania - $52,760	Nil Nil	Nil Nil	Nil Nil
2011	Canada - $234,500 Tanzania - $8,000	Nil Nil	Nil Nil	Nil Nil

D.           Employees

The Company has one (1) full time employee located in South Surrey, British Columbia, Canada,  one full time employee located in Sharon, Connecticut, USA,  thirty-two (32) full time employees located in Buckreef, Tanzania, and eight (8) full time employees located in Dar es Salaam, Tanzania.

The Company also hires employees on a part time or temporary basis as dictated by the exploration activities on its properties.  The full time and temporary employees and consultants of the Company can be grouped according to main category of activity and geographic location as follows:

Location	Category	Full Time Employees	Temporary Employees	Full Time Consultants	Part Time Consultants
South Surrey, Canada	Administration	1	Nil	Nil	Nil
Buckreef , Tanzania	Administration	11	Nil	Nil	Nil
	Exploration	21		Nil	Nil
Dar es Salaam, Tanzania	Administration	6	Nil	Nil	Nil
	Exploration	2	Nil	Nil	Nil
Connecticut, USA	Administration	1	Nil	2	1
	Exploration	Nil	Nil	Nil	Nil

E.           Share Ownership

The following table sets forth the share ownership of our directors and named executive officers, held by such persons as of October 31, 2012.

Name of Owner	Number of Shares Owned	Percentage (1)
Norman Betts	2,100	<0.01%
Helen Hansen	1,372	<0.01%
William Harvey	332,358	0.33%
Joseph Kahama	5,000	<0.01%
Victoria Luis	144,045	0.14%
Rosalind Morrow	424,047	0.42%
Abdulkarim Mruma	12,844	0.01%
Ulrich E. Rath	61,705	0.06%
James E. Sinclair	2,064,543	2.05%
Steven Van Tongeren	64,617	0.06%
All directors and named executive officers as a group	3,112,631	3.09%
(1)	calculation based on 100,681,274 shares of common stock outstanding as of October 31, 2012

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

As of October 31, 2012, the Company knows of one shareholder who beneficially own more than five (5%) of the outstanding shares of the Company’s voting securities as set forth in the following table:

Title of Class	Identity of Holder(2)	Amount Owned	Percent of Class(1)
Common Shares	Van Eck Associates Corporation	12,977,367	12.92%
(1)	Based on the issued and outstanding shares of the Company of 100,459,937 shares as at September 30, 2012
(2)	As per information provided pursuant to sec. 2.2 of NI 62-103 an Alternative Monthly Report filed on SEDAR on October 5, 2012

The following table sets out the portion of common shares of the Company held by registered shareholders in Canada, the United States of America, and all other countries by total number of holders, total shareholdings, percentage of total issued shares, and percentage of total holders as of August 31, 2012:

Jurisdiction Shareholders of Record	Number of Shareholders	Number of Common Shares	Percentage of Total Issued Shares	Percentage of Total Holders
United States	1,288	40,284,898	40%	84%
Canada	151	58,309,281	58%	10%
Other Countries	90	1,865,758	2%	6%
TOTAL	1,529	100,459,937	100%	100%

B.           Related Party Transactions

Financing Transactions

None

Other Related Party Transactions

The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the year ended August 31, 2012, the legal expense charged by the firm was $553,949 (2011 - $797,146), of which $140,245 remains payable at year end (2011 - $419,032).

During the year ended August 31, 2012, $365,049 (2011 - $461,484) was paid or payable by the Company to directors for serving on the Board and/or related Committees.

During the year ended August 31, 2012, US$8,800 (2011 - US$9,600) was paid to a company associated with the Company’s Chairman and COO for office rental.

The Company makes certain payments for administrative services including technical support and services for the Company’s President and CEO’s website.  These expenses are reimbursed to the Company.  As at August 31, 2012 the Company has a receivable of $22,977 from an organization associated with the Company’s President and CEO.  At August 31, 2011, the Company had a receivable of $7,214.

During the year ended August 31, 2012, $130,160 (2011 - $156,119) was paid or payable by the Company to directors as incremental fees for serving on the Company’s Technical Committee.

The above transactions were in the normal course of operations and were measured at the exchange amount which is the amount agreed to by the related parties.

C.           Interests of Experts and Counsel

Not Applicable.

Item 8.                      Financial Statements

A.           Consolidated Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of the Company for the fiscal years ended August 31, 2012 and 2011 with the Report of Independent Registered Public Accounting Firm, comprised of:

(a)	Consolidated Balance Sheets as of August 31, 2012 and 2011;

(b)	Consolidated Statements of Comprehensive Loss for the years ended August 31, 2012 and 2011;

(c)	Consolidated Statements of Changes in Equity for the years ended August 31, 2012 and 2011;

(d)	Consolidated Statements of Cash Flows for the years ended August 31, 2012 and 2011; and

(e)      Notes to the consolidated financial statements.

Dividend Policy

The Company has never paid dividends and does not intend to in the near future.

Litigation

As of August 31, 2012 there were no legal or arbitration proceedings which may have or have had significant effects on the Company’s financial position.

B.           Significant Changes

None.

Item 9.                      The Offering and Listing

A.           Offering and Listing Details

The common share of the Company was listed on the Toronto Stock Exchange (TSX”) under the symbol “TNX” on October 29, 2001, and prior to that date the Company’s common share was listed on the Canadian Venture Exchange, now known as the TSX Venture Exchange.

The common share of the Company was listed on the American Stock Exchange (“AMEX”) (now NYSE MKT LLC (“NYSE MKT”)) under the symbol “TRE” on May 12, 2005.  On June 13, 2011 the NYSE MKT symbol changed to “TRX”.

As of August 31, 2012 there were 1,288 registered shareholders in the United States holding 40% of the Company’s outstanding common shares, representing approximately 84% of the total number of registered shareholders. The Company’s Common share is issued in registered form and the percentage of shares reported to be held by registered holders in the United States is taken from the records of the Computershare Trust Company of Canada in the City of Vancouver, the registrar and transfer agent for the common share.

The number of registered shareholders resident in the United States is attributed as to 0.2%  to directors and officers of the Company who are United States residents; a further 0.2% held by United States residents who are immediate family members of a director and officer of the Company; and the balance of 39.96% are United States residents who have purchased shares in the secondary market, through the facilities of the Toronto Stock Exchange or NYSE MKT.

The high and low market prices expressed in Canadian dollars on the Toronto Stock Exchange and the high and low expressed in US dollars on the NYSE MKT for the Company’s common share for the last five years, for the  last six months, and  each quarter for the last three fiscal years

		Toronto Stock Exchange (Canadian Dollars)
Last Six Months	High	Low	Volume
October 2012	5.21	4.61	1,084,094
September 2012	5.19	4.28	1,352,214
August 2012	4.65	3.96	1,455,562
July 2012	4.51	3.91	1,285,690
June 2012	5.18	3.88	2.250,947
May 2012	4.60	3.25	1,528,823

2011-2012	High	Low	Volume
Fourth Quarter ended August 31, 2012	5.18	3.88	4,992,199
Third Quarter ended May 31, 2012	5.28	3.25	7,107,846
Second Quarter ended February 28, 2012	4.50	2.21	4,369,050
First Quarter ended November 30, 2011	5.87	1.59	8,577,391

2010-2011	High	Low	Volume
Fourth Quarter ended August 31, 2011	7.55	5.32	4,347,116
Third Quarter ended May 31, 2011	7.40	5.88	4,305,338
Second Quarter ended February 28, 2011	7.39	5.93	4,424,588
First Quarter ended November 30, 2010	7.79	5.74	4,882,585

2009-2010	High	Low	Volume
Fourth Quarter ended August 31, 2010	5.98	4.51	2,819,382
Third Quarter ended May 31, 2010	5.16	4.02	4,017,954
Second Quarter ended February 28, 2010	5.15	3.20	6,038,868
First Quarter ended November 30, 2009	4.20	2.91	13,235,199

Last Five Fiscal Years	High	Low
2012	5.87	1.59
2011	7.79	5.32
2010	5.98	2.91
2009	6.50	1.99
2008	6.52	3.79

	NYSE MKT (US Dollars)
Last Six Months	High	Low	Volume
October 2012	5.30	4.70	4,825,761
September 2012	5.34	4.32	10,531,233
August 2012	4.69	3.93	7,791,914
July 2012	4.45	3.83	4,974,265
June 2012	4.82	3.74	13,082,204
May 2012	4.68	3.20	12,331,071

2012-2011	High	Low	Volume
Fourth Quarter ended August 31, 2012	4.82	3.74	25,848,383
Third Quarter ended May 31, 2012	5.32	3.20	51,388,433
Second Quarter ended February 28, 2012	4.56	2.18	33,685,275
First Quarter ended November 30, 2011	5.94	1.56	55,934,886

2010-2011	High	Low	Volume
Fourth Quarter ended August 31, 2011	7.82	5.38	25,477,782
Third Quarter ended May 31, 2011	7.48	5.95	29,742,121
Second Quarter ended February 28, 2011	7.40	5.95	30,188,047
First Quarter ended November 30, 2010	7.57	5.46	33,640,881

2009-2010	High	Low	Volume
Fourth Quarter ended August 31, 2010	5.63	4.33	19,323,144
Third Quarter ended May 31, 2010	5.07	3.92	19,352,772
Second Quarter ended February 28, 2010	4.86	3.00	29,385,355
First Quarter ended November 30, 2009	3.95	2.69	30,234,230

Last Five Fiscal Years	High	Low
2012	5.94	1.56
2011	7.82	5.38
2010	5.63	2.69
2009	5.29	1.58
2008	7.25	3.55

B.           Plan of Distribution

Not Applicable.

C.           Markets

The Company’s common share is listed on the Toronto Stock Exchange under the trading symbol “TNX” and on the NYSE MKT under the trading symbol “TRX”.

D.           Selling Shareholders

Not Applicable.

E.           Dilution

Not Applicable.

F.           Expenses of the Issue

Not Applicable.

Item 10.                      Additional Information

A.           Share Capital

The Company’s Restated Articles of Incorporation authorized the Company to issue an unlimited number of common shares.  On November 23, 2011 the Board resolved that the Company authorize for issuance up to a maximum of 115,000,000 common shares, subject to further resolutions of the Company’s board of directors, from time to time.  Of the 115,000,000 common shares authorized, without par value, 100,459,937 shares were issued and outstanding as of August 31, 2012.

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

The following table reconciles the total number of shares outstanding for the last three fiscal years:

	No. of Shares	Amount
Total Outstanding as of August 31, 2010	91,415,459	72,855,310
Add: Issued for private placements, net	2,532,119	12,912,833
Issued pursuant to share subscriptions agreement	144,430	800,000
Issued pursaunt to Restricted Stock Unit Plan	136,408	681,339
Issued on conversion of convertible debt agreement	247,173	971,107
Issued for acquisition of property	20,006	97,035
Issued for Prospectus	5,263,158	21,617,629
Total Outstanding as of August 31, 2011	99,758,753	109,935,253
Add: Issued on conversion of convertible debt	233,318	950,213
Issued for services	35,000	115,834
Exercise of compensation options	250,000	1,000,000
Issued pursuant to Restricted Share Unit Plan	182,866	1,024,793
Reserve transferred on exercise of compensation warrants		450,765
Total Outstanding as of August 31, 2012	100,459,937	113,476,858

Shares are issued by the Company with the regulatory acceptance of the Toronto Stock Exchange and NYSE MKT, upon resolution of the Board of Directors of the Company.  As of August 31, 2012 there are a total of 100,459,937 common shares issued and a further 446,247 common shares reserved for issuance under outstanding RSUs, 426,109 common shares reserved for issuance under 3-year convertible promissory notes and 5,966,919 for issuance under outstanding warrants.

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

C.           Material Contracts

The following are the material contracts of the Company (other than contracts in the ordinary course of business) entered into within the last two years:

Date	Names of Parties	Description of General Nature of the Contract	Consideration Paid; Terms and Conditions
November 25, 2011	Computershare Trust Company of Canada as Rights Agent and the Company	Shareholder Rights Plan	N/A
October 25, 2011	State Mining Corporation (Stamico) and the Company	Joint Venture Agreement for the development of the Buckreef Project
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

Tanzania

Taxation

Tax in Tanzania is levied based on residence and source. Resident persons are taxed on worldwide income whilst non residents are only taxed on income sourced in Tanzania. An individual is considered to be Tanzanian resident, if he has a permanent home in Tanzania and is present during any part of the year, he was resident in Tanzania during the year of income for periods amounting in aggregate to 183 days or more; or if he was in the United Republic in that year of income and each of the two preceding years of income for periods averaging more than 122 days in each such year of income.

The minimum annual income tax threshold is TShs. 2,040,000  or TShs. 170,000 per month.  Income Tax Rates vary from NIL up to 30%.  Prevailing corporate income tax rate is 30%.

Value Added Tax (“VAT”)

Taxable Supplies	Rate
Supply of goods and services in Mainland Tanzania	18%
Import of goods and services in Mainland Tanzania	18%
Export of goods and services from Mainland Tanzania*	18%
Special relief to some entities/items **	10%
Note:
* In certain cases the rate could be 0%.
** This was proposed in the Finance Bill 2012 which has not yet been passed therefore could be subject to further amendments. Before this proposal the relief was provided in full i.e. the VAT rate was 0%.

VAT registrable threshold is TShs. 40 Million (or about US$25,000 at prevailing exchange rates).

Withholding Tax

Withholding tax is charged at the rates specified below:
	Resident	Non-Resident
Dividend	10%	10%
Dividend from listed on the Dar es Salaam Stock Exchange	5%	5%
Interest	10%	10%
Royalties	0%	15%
Management Fees	0%	15%
Professional Fees	0%	15%
Rent, Premium for Use of Property	10%	15%
Pension/Retirement Annuity	10%	15%
Service fee	0	15%
Insurance premium	0	5%

Special Rates for Persons Engaged in “Mining Operations” Rates

	Resident	Non-Resident
Technical Services to Mining Operations	5%	15%
Management Fee	0%	15%
Interest on Loans	10%	10%
.

Capital Gains Taxation

0% applies to capital gains on the sale of shares listed at the DSM Stock Exchange.  Normal pay as you earn rates with a marginal rate of 30% applies to capital gains by resident individuals, 30% applies to capital gains by corporations.

Thin capitalisation

For exempt controlled entities, the interest expense that is allowable for tax purposes is restricted to debt and equity ratio of 7 to 3. Debts and equity are defined terms in the legislation. Any interest expense relating to debts exceeding this ratio is permanently disallowed.

Stamp duty

Stamp duty is chargeable on various legal documents and agreements (e.g. transfer of shares, issue of shares, etc.) generally at ad valorem rates of up to 1%.

Customs Duty

There are three import duty rates: 0% for capital goods and raw materials, 10% for semi – finished goods and 25% for finished final consumer goods.

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
(vi)      Corporate tax rate maximum at 30%

               The government of Tanzania also imposes a royalty on the gross value of all production equal to 5% for diamonds and 4% for metallic minerals (incl. Copper, silver, gold and platinum group minerals).

Double Taxation Agreement

            Tanzania has  tax treaties to prevent double taxation with Canada, Denmark, Finland, India, Italy, , Norway, South Africa, Sweden and Zambia. Tanzania is also in the process of negotiating treaties with several countries including Belgium, Burundi, Iran, Lebanon, Malaysia, Mauritius, Pakistan, and Rwanda.

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

The following table sets forth the percentage of the Company's administrative expense by currency for the year ended August 31, 2012.

By Currency

2012
Canadian Dollar	25%
U.S. Dollar	50%
Tanzanian Schilling	25%
Total:	100%

Such administrative expense by currency may change from time to time, but it has been roughly the same year to year.  Further, the Company incurred net exploration costs of $9,593,993 and $7,640,353 for the years ended August 31, 2012 and 2011, respectively, which are primarily paid in U.S. dollars.

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

2008	2009	2010	2011	2012 (Average to August 31)
$871.96	$972.35	$1,224.53	$1,581.52	$1,640.59

Item 12.                      Description of Securities Other than Equity Securities

Not Applicable.

Part II

Item 13.                      Defaults, Dividend Arrears and Delinquencies

None.

Item 14.                      Material Modifications to the Rights of Security Holders and Use of Proceeds

At the Annual General and Special Meeting held on March 1, 2012 the shareholders approved the Shareholder Rights Plan (the “Rights Plan”).  The following is a summary of the Tanzanian Royalty Exploration Corporation Rights Plan.  The full text of the Rights Plan is incorporated herein by reference.  A complete copy of the Rights Plan can be obtained either by accessing it on SEDAR (www.sedar.com) or upon written request from the Company, free of charge.

Summary of the Rights Plan

           This summary is qualified in its entirety by reference to the full text of the Rights Plan, including the definitions therein.

Objectives

           The primary objective of the Rights Plan is to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made for the Company and to provide every shareholder with an equal opportunity to participate in such a bid.  The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the rights agreement), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

Effective Date

           The Rights Plan became effective as of November 25, 2011, subject to approval of the Shareholder Rights Plan Resolution which was obtained on March 1, 2012.

Term

           Unless renewed with the concurrence of the shareholders of the Company, the Rights Plan will terminate on the close of business on the date of the 2015 annual meeting of shareholders of the Company.

Issue of Rights

           Effective at the close of business on December 12, 2011, one right (a “TNX Right”) has been issued and attached to each Common Share issued and outstanding at the close of business on December 12, 2011 (the “Record Time”) and one TNX Right shall be issued in respect of each Common Share issued after the Record Time and prior to the earlier of the Expiration Time (as defined in the Rights Plan) and date of termination of the Rights Plan.

TNX Rights Exercise Privilege

           The TNX Rights will separate from the Common Shares and will be exercisable ten trading days (the “Separation Time”) after a person has acquired, or commences a take-over bid to acquire, 20% or more of the shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a “Permitted Bid”).  Prior to a flip-in event (as described below), each TNX Right entitles the registered holder thereof to purchase from the Company one Common Share at the exercise price equal to five times the market price of a Common Share, subject to adjustments and anti-dilution provisions.  The beneficial acquisition by any person (an “Acquiring Person”) of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”.  Any TNX Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event.  Ten trading days after the occurrence of the Flip-in Event, each TNX Right (other than those held by the Acquiring Person), will permit registered holders to purchase, upon payment of the Exercise Price, a number of Common Shares having an aggregate market value equal to twice the Exercise Price.

           The issue of the TNX Rights is not initially dilutive.  Upon a Flip-in Event occurring and the TNX Rights separating from the Common Shares, holders of TNX Rights not exercising their TNX Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Lock-up Agreement

           A bidder may enter into Permitted Lock-up Agreements with the Company’s shareholders (“Locked-up Persons”) whereby such shareholders agree to tender their Common Shares to the take-over bid (the “Subject Bid”) without a Flip-in Event (as referred to above) occurring.  Any such agreement must include a provision that permits the Locked-up Person to withdraw the Common Shares to tender to another take-over bid or to support another transaction that will provide greater consideration to the shareholder than the Subject Bid.  The Permitted Lock-up Agreement may require that the consideration under the other transaction exceed the consideration under the Subject Bid by a specified amount.  The specified amount may not be greater than 4%.  For greater certainty, a Permitted Lock-up Agreement may contain a right of first refusal or require a period of delay to give a bidder an opportunity to match a higher price in another transaction as long as the shareholder can accept another bid or tender to another transaction.

           The Rights Plan requires that any Permitted Lock-up Agreement be made available to the Company and the public.  Under a Permitted Lock-up Agreement, no “break up” fees, “top up” fees, penalties, expense reimbursements or other amounts that exceed in aggregate the greater of (i) 2 ½% of the value payable under the Subject Bid, and (ii) 25% of the amount by which the value received by a Locked-up Person under another take-over bid or transaction exceeds what such Locked-up Person would have received under the Subject Bid, may be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares to the Subject Bid or withdraws Common Shares previously tendered thereto in order to deposit such Common Shares to another take-over bid or support another transaction.

Certificates and Transferability

           Prior to the Separation Time, the TNX Rights are evidenced by a legend imprinted on certificates for the Common Shares issued from and after the Effective Date and are not to be transferable separately from the Common Shares.  From and after the Separation Time, the TNX Rights will be evidenced by TNX Rights certificates which will be transferable and traded separately from the Common Shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

w the take-over bid must be made by way of a take-over bid circular;

w the take-over bid must be made to all shareholders;

w the take-over bid must be outstanding for a minimum period of 60 days, and Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period, and only if at such time more than 50% of the Common Shares held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (collectively, the “Independent Shareholders”), have been tendered to the take-over bid and not withdrawn; and

w if more than 50% of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for an additional 10 business days from the date of such public announcement.

w the Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence.  A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver

           The Board of Directors, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an “Exempt Acquisition”) where the take-over bid is made by a take-over bid circular to all holders of Common Shares.  Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Company made by a take-over bid circular to all holders of Common Shares prior to the expiry of any other bid for which the Rights Plan has been waived.

           The Board of Directors may also waive the application of the Rights Plan if the Acquiring Person reduces its Beneficial Ownership to less than 20% of all outstanding Common Shares.

Redemption

           The Board of Directors, with the approval of a majority of the votes of the holders of Common Shares (or the holders of TNX Rights if the Separation Time has occurred) recorded (including any votes cast by proxy) at a meeting duly called for that purpose, may redeem the TNX Rights at $0.0001 per TNX Right. TNX Rights shall also be redeemed by the Board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

           The Board of Directors may amend the Rights Plan with the approval of a majority vote of the votes cast by shareholders (or the holders of TNX Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The directors without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of TNX Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Exemptions for Institutional Investors

           Generally, investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators or trustees of registered pension plans or funds (as well as the pension plans or funds) acquiring greater than 20% of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid. The Rights Plan also includes in this exemption the managers or trustees of certain mutual funds as well as the mutual fund itself.

Item 15.                      Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) and concluded that they are appropriately designed and operating effectively to ensure that information required to be disclosed by the Company  in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934.  Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company’s management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2012.  In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  The Company’s management has completed their review and testing of the Company’s internal control over financial reporting and concluded that they are appropriately designed and operating effectively as of August 31, 2012.

The Public Company Accounting Oversight Board’s Auditing Standard No. 5 defines a material weakness as a control deficiency, or a combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected.

Attestation Report of the Registered Public Accounting Firm

Our independent auditor, KPMG LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 20-F, has issued an attestation report on the Company's internal control over financial reporting.  Their attestation report appears with the Financial Statements.

Changes in Internal Controls over Financial Reporting

During the year ended August 31, 2012, the Company continued to strengthen internal controls and implement additional segregation of duties on both administrative and operational sides of the business. New procedures and controls are documented and implemented in conjunction with the continued growth of the Company. The Chief Executive Officer and the Chief Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities. Management have also designed internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of  financial statements in accordance with IFRS.

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

Item 16 B.                   Code of Ethics

The Company has a Code of Ethics and Business Conduct that applies to the Company’s directors, officers, employees and consultants.  In addition, the Company has a Code of Ethical Conduct for Financial Managers that applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions.  A copy of our Code of Ethics and Business Conduct and Code of Ethical Conduct for Financial Managers can be found on our website at www.TanzanianRoyalty.com.  The Company will report any amendment or waiver to the Code of Ethics on our website within five (5) business days.

The Company undertakes to provide any person without charge a copy of our code of ethics.  Persons requesting a copy should address their request to Corporate Secretary, Tanzanian Royalty Exploration Corporation, Suite 404 – 1688 152nd Street, South Surrey, British Columbia, Canada, V4A 4N2.

Item 16 C.                   Principal Accountant Fees and Services

The Company’s independent auditor for the fiscal years ended August 31, 2012 and 2011 was KPMG LLP, Chartered Accountants.

Our Audit and Compensation Committee pre-approves all services provided by our independent auditors.  All of the services and fees described below were reviewed and pre-approved by our audit committee.

The following summarizes the significant professional services rendered by KPMG LLP to the Company for the years ended August 31, 2012 and 2011:

Fiscal Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2012	Canada – $231,500 Tanzania - $52,760	Nil Nil	Nil Nil	Nil Nil
2011	Canada – $234,500 Tanzania – $8,000	Nil Nil	Nil Nil	Nil Nil

Item 16 D.                   Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16 E.                   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

ITEM 16 F.                      Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16 G.                   Corporate Governance

The Company’s common shares are listed on the NYSE MKT.   Section 110 of the NYSE MKT Company Guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards

Shareholder Meeting Quorum Requirement. The NYSE MKT minimum quorum requirement for shareholder meeting is 33 1/3% of the outstanding shares of common stock.  In addition, a company listed on NYSE MKT is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its bylaws.  The Company’s bylaws provide that a quorum at any meeting of shareholders shall be persons present not being less than two in number  and who hold or represent not less than 20 percent of the total number of the issued shares of the Company for the time being enjoy voting rights at the meeting.

Proxy Delivery Requirement. NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the SEC.,  The Company is a foreign private issuer as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of such Act.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirements.  NYSE MKT requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares.  In general, there is no such requirement under the rules of the Toronto Stock Exchange unless the transaction results in a change of control.  The Company will seek a waiver from NYSE MKT’s shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under the rules of the Toronto Stock Exchange.

The foregoing is consistent with the laws, customs and practices in Canada.

Item 16 H.                      Mine Safety Disclosure

The Company does not operate a mine.

Part III

Item 17.                      Financial Statements

Not Applicable.

Item 18.                      Financial Statements

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards and are expressed in Canadian dollars.

Item 19.                      Exhibits

Exhibit No.	Name

1.1	Articles and Bylaws of Tan Range Exploration Corporation, as amended.(1)
1.2	Certificate of Amendment for Change of Name dated February 28, 2006 (6)
1.3	Certificate of Amendment and Registration of Restated Articles dated March 7, 2008 for increase in the maximum number of directors to eleven (6)
2.1	Employee Share Ownership Plan (2003) (1)
2.2	2001 Stock Option Plan (1)
2.3	Shareholder Rights Plan(2)
2.4	2011 Shareholder Rights Plan*
2.5	Restricted Stock Unit Incentive Plan(4)
2.6	Amended Restricted Stock Unit Incentive Plan(8)
4.1	Subscription and Property Option Agreement dated May 31, 1999 between the Company and Barrick Gold Corporation (2)
4.2	Option Agreement dated December 14, 2001 between Tanzam 2000 Limited and Barrick Exploration Africa Limited(2)
4.3	Letter of Intent dated January 20, 2003 between the Company and Northern Mining Explorations Ltd., as amended by Letter Agreement dated March 18, 2003(2)
4.4	Letter of Intent dated July 21, 2003 between the Company and Ashanti Goldfields (Cayman) Limited (2)
4.8	Option Agreement dated September 7, 2004 between the Company and Northern Mining Explorations Ltd. (3)
4.9	Purchase and Sale Agreement dated September 26, 2006 between the Company and Ashanti Goldfields (Cayman) Limited (4)
4.10	Option and Royalty Agreement dated January 25, 2007 between the Company and Sloane Developments Ltd.(5)
4.12	March 27, 2009 Subscription Agreement for purchase of 248,139 common shares with James E. Sinclair(6)
4.13	February 23, 2009 Subscription Agreement for purchase of 189,036 common shares with James E. Sinclair(6)
4.14	February 1, 2009 Subscription Agreement for purchase of $3,000,000 of common shares with James E. Sinclair(6)
4.15	August 24, 2010 Subscription Agreement for purchase of 144,430 common shares with James E. Sinclair(7)
4.16	Heads of Agreement dated December 16, 2010 between the Company and State Mining Corporation(8)
4.17	Joint Venture Agreement dated October 25, 2011 between the Company and State Mining Corporation(8)
8.1	List of Subsidiaries*
12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act*
12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act*
13.1	Certification under Section 1350*
15.1	Consolidated Financial Statements for the years ended August 31, 2012 and 2011*
15.2	Management’s Discussion and Analysis for the years ended August 31, 2012 and 2011*

* Filed herewith
(1)	Previously filed on Form 20-F filed with the SEC on March 15, 2004
(2)	Previously filed on Amendment No. 1 to Form 20 with the SEC on June 28, 2004
(3)	Previously filed on Form 20-F with the SEC on February 10, 2005
(4)	Previously filed on Form 20-F with the SEC on November 30, 2006
(5)	Previously filed on Form 20-F with the SEC on November 30, 2007
(6)	Previously filed on Form 20-F with the SEC on November 25, 2009
(7)	Previously filed on Form 20-F with the SEC on November 30, 2010
(8)	Previously filed on Form 20-F with the SEC on December 12, 2011

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date           November 23, 2012

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

Date: November 23, 2012

“James E. Sinclair”
James E. Sinclair,
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 12.2
CERTIFICATION

I, Steven Van Tongeren, certify that:

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

Date: November 23, 2012

“Steven Van Tongeren”
Steven Van Tongeren,
Chief Financial Officer
(Principal Financial Officer)

Exhibit 13.1

CERTIFICATION

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF

TITLE 18, UNITED STATES CODE)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of Title 18, United States Code), each of the undersigned officers of Tanzanian Royalty Exploration Corporation (the “Company”), does hereby certify with respect to the Annual Report of the Company on Form 20-F for the year ended August 31, 2012 as filed with the Securities and Exchange Commission (the “Form 20-F”) that, to the best of their knowledge:

(1)	the Form 20-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 23, 2012

“James E. Sinclair”
James E. Sinclair,
President and Chief Executive Officer
(Principal Executive Officer)

“Steven Van Tongeren”
Steven Van Tongeren
Chief Financial Officer
(Principal Financial Officer)