Form 20-F
period 2013-08-31
TANZANIAN ROYALTY EXPLORATION CORP
filed 2013-11-15
CIK 1173643

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________________

FORM 20‑F

_________________________

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2013

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

Common Shares, without Par Value NYSE MKT LLC

(Title of Class) Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 100,922,582 ..

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

Large accelerated filer [ ] Accelerated filer [ X ] Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]

International Financial Reporting Standards as issued by the International Accounting Standards Board [ X ] Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Company has elected to follow.

Item 17 [ ] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [ ] Yes [ X ] No

TABLE OF CONTENTS

Cautionary Note to U.S. Investors Concerning Estimates of Mineral Resources			1
Currency			1
Foreign Private Issuer Filings			1
Glossary of Technical Terms			2
Part I			7
Item 1.	Identity of Directors, Senior Management and Advisers		7
Item 2.	Offer Statistics and Expected Timetable		7
Item 3.	Key Information		7
	A.	Selected Financial Data	7
	B.	Capitalization and Indebtedness	9
	C.	Reasons for the Offer and Use of Proceeds	9
	D.	Risk Factors	9
Item 4.	Information on the Company		16
	A.	History and Development of the Company	16
	B.	Business Overview	18
		Plan of Operations	18
		Governmental Regulations	20
	C.	Organizational Structure	21
	D.	Property, Plant and Equipment	21
		Buckreef Property	21
		Kigosi Property	39
		Lunguya Property	43
		Itetemia Property…	46
		Luhala Property	50
		KabangaProperty	52
Item 4.A. Unresolved Staff Comments			54
Item 5.	Operating and Financial Review and Prospects		54
	A.	Operating Results	56
	B.	Liquidity and Capital Resources	60
	C.	Research and Development, Patents and License, etc	62
	D.	Trend Information	62
	E.	Off Balance Sheet Arrangements	62
	F.	Tabular Disclosure of Contractual Obligations	62
Item 6.	Directors, Senior Management and Employees		62
	A.	Directors and Senior Management	62
	B.	Executive Compensation	67
	C.	Board Practices	75
	D.	Employees	81
	E.	Share Ownership	81
Item 7.	Major Shareholders and Related Party Transactions		82
	A.	Major Shareholders	82
	B.	Related Party Transactions	83

- ii -
		C.	Interests of Experts and Counsel	83
	Item 8.	Financial Statements		83
		A.	Consolidated Statements and Other Financial Information	83
		B.	Significant Changes	84
	Item 9.	The Offering and Listing		84
		A.	Offering and Listing Details	84
		B.	Plan of Distribution	86
		C.	Markets	86
		D.	Selling Shareholders	86
		E.	Dilution	86
		F.	Expenses of the Issue	86
	Item 10.	Additional Information		87
		A.	Share Capital	87
		B.	Articles of Association and Bylaws	88
		C.	Material Contracts	90
		D.	Exchange Controls	90
		E.	Taxation	91
		F.	Dividends and Paying Agents	99
		G.	Statement by Experts	99
		H.	Documents on Display	99
		I.	Subsidiary Information	100
	Item 11.	Quantitative and Qualitative Disclosures About Market Risk		100
	Item 12.	Description of Securities Other than Equity Securities		100
Part II				101
	Item 13.	Defaults, Dividend Arrears and Delinquencies		101
	Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		101
	Item 15.	Controls and Procedures		101
	Item 16 A. Audit Committee Financial Expert			102
	Item 16 B. Code of Ethics			102
	Item 16 C. Principal Accountant Fees and Services			102
	Item 16 D. Exemptions from the Listing Standards for Audit Committees			103
	Item 16 E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers			103
	Item 16 F. Change in Registrant's Certifying Accountant 105
	Item 16 G. Corporate Governance			105
	Item 16 F Mine Safety Disclosure			105
Part III				104
	Item 17.	Financial Statements		104
	Item 18.	Financial Statements		105
	Item 19.	Exhibits		105

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

Foreign Private Issuer Filings

As a foreign private issuer registered under section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), the Company is subject to section 13 of the Exchange Act, and is required to file an Annual Report on Form 20-F and Reports of Foreign Private Issuer on Form 6-K with the SEC. However, the Company is exempt from the proxy rules under section 14 of the Exchange Act, and the short-swing profit and other rules under section 16 of the Exchange Act.

1

Glossary of Technical Terms

ABG	ABG Exploration Limited (formerly Barrick Exploration Africa Limited (BEAL).
Ag	The elemental symbol for silver.
alteration	Mineralogical change at low pressures due to invading fluids or the influence of chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.
anomaly	Any concentration of metal noticeably above or below the average background concentration.
assay	An analysis to determine the presence, absence or quantity of one or more components.
Au	The elemental symbol for gold.
background	Traces of elements found in sediments, soils, and plant material that are unrelated to any mineralization and which come from the weathering of the natural constituents of the rocks.
Barrick	Barrick Gold Corp.
BEAL	Barrick Exploration Africa Limited (now ABG Exploration Limited).
BLEG	Acronym for “bulk leach extractable gold” sampling.
Cu	The elemental symbol for copper.
dyke	A tabular body of igneous rock that has been injected while molten into a fissure.
exploration information	Means geological, geophysical, geochemical, sampling, drilling, trenching, analytical testing, assaying, mineralogical, metallurgical and other similar information concerning a particular property that is derived from activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit.
fault	A planar fracture or discontinuity in a volume of rock, across which there has been significant displacement.
Fe	The elemental symbol for iron.
feasibility study	Is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.
fracture	Any local separation or discontinuity plane in a geologic formation, such as a joint or a fault that are commonly caused by stress exceeding the rock strength.
2

grade	The concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t or gpt) or ounces per ton (oz/t). The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.
hectare or ha	An area totalling 10,000 square metres.
hydrothermal	Hot fluids, usually mainly water, in the earth's crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.
IP	Induced polarization survey, a form of geophysical survey used in the exploration for minerals.
intrusive	A rock mass formed below earth's surface from magma which has intruded into a pre-existing rock mass.
Jinchuan Mining	Jinchuan Mining, a Chinese metals company.
JORC	The Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.
JV	A joint venture, which is a term for a contractual relationship between parties, usually for a single purpose, which is not a partnership.
Kazakh	Kazakh Africa Mining Ltd.
kilometres or km	Metric measurement of distance equal to 1,000 metres (or 0.6214 miles).
MDN	MDN Inc.
mill	A facility for processing ore to concentrate and recover valuable minerals.
mineral reserve	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
mineralization	The hydrothermal deposition of economically important metals in the formation of ore bodies or "lodes”.
net smelter or NSR royalty	Payment of a percentage of net mining profits based on returns from the smelter, after deducting applicable smeltering charges.
NI 43-101	National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, as adopted by the Canadian Securities Administrators, as the same may be amended or replaced from time to time, and shall include any successor regulation or legislation.
NWBM	Northwestern Base Metals Company Limited
ore	A mineral or an aggregate of minerals from which a valuable constituent, especially a metal, can be profitably mined or extracted.
outcrop	An exposure of rock at the earth's surface.
overburden	A general term for any material covering or obscuring rocks from view.
Pb	The elemental symbol for lead.
porphyry	A variety of igneous rock consisting of large-grained crystals, such as feldspar or quartz, dispersed in a fine-grained feldspathic matrix or groundmass.
3

ppm or parts per million	A unit of measurement which is 1000 times larger than parts per billion (i.e. ppb); 1 ppm is equivalent to 1000 ppb, and is also equivalent to 1 gram/tonne.
prefeasibility study and preliminary feasibility study	Each mean a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.
Pyrrhotite	A bronze coloured mineral of metallic lustre that consists of ferrous sulphide and is attracted by a magnet.
pyrite	Iron sulphide mineral.
Qualified Person	An individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association.
quartz	Silica or SiO2, a common constituent of veins, especially those containing gold and silver mineralization.
RAB	Rotary air blast drilling.
RC	Reverse circulation drilling.
reef	A geological discontinuity which served as a trap or conduit for hydrothermal mineralizing fluids to form an ore deposit.
Sb	The elemental symbol for antimony (stibnite).
silicification	Replacement and or impregnation of the constituent of a rock by quartz rich hydrothermal fluids or (silica).
Sloane	Sloane Developments Ltd., a corporation based in the United Kingdom.
Songshan	Songshan Mining Company.
Stamico	State Mining Corporation of Tanzania.
Tancan	Tancan Mining Company Limited, a wholly-owned Tanzanian subsidiary of the Company.
Tanzam	Tanzania American International Development Corporation 2000 Limited, a wholly-owned Tanzanian subsidiary of the Company.
test pits	Shallow holes dug at spots along the strike of any mineralization or, if it is disseminated, anywhere in the area where the shallow holes might reach mineralized bedrock.
ton	Imperial measurement of weight equivalent to 2,000 pounds (sometimes called a “short ton”).
tonne	Metric measurement of weight equivalent to 1,000 kilograms (or 2,204.6 pounds).
4

tuff	A rock comprised of fine fragments and ash particles ejected from a volcanic vent.
veins	Distinct sheetlike body of crystallized mineral constituents carried by hydrothermal aqueous solutions that are deposited through precipitation within the host country rock. These bodies are often the source of mineralisation either in or proximal to the veins.

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

The audited financial statements for the issuer’s fiscal years ended August 31, 2013, 2012 and 2011 are prepared in accordance with IFRS. The following selected financial data is based on financial statements prepared in accordance with IFRS and is presented for the three most recent financial years. Unless stated otherwise, reference to dollar amounts shall mean Canadian dollars.

For each of the years in the three year periods ended August 31, the information in the tables was extracted from the more detailed audited financial statements of the Company.

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

The following is a summary of certain selected financial information for the Company’s five most recently completed fiscal years (in Canadian dollars, except number of shares):

IFRS 2013-2011

	2013	2012	2011
Operations:

Revenues	$ --	$ --	$ --

Net loss	(3,225,998)	(8,897,843)	(11,132,371)

Basic and diluted loss per share	(0.03)	(0.09)	(0.12)

Balance sheet:

Working Capital	5,416,104	18,165,431	30,451,179

Total Assets	58,193,340	65,711,075	67,632,380

Net Assets	52,319,699	53,205,396	56,491,892

Share Capital	115,614,202	113,476,858	109,935,253

Number of Shares	100,922,582	100,459,937	99,758,753

Deficit	67,117,263	64,098,273	55,504,339

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

Year Ended: August 31	Average	Period End	High	Low
2013	1.01	1.0554	1.0578	0.9839
2012	1.008	0.9862	1.0605	0.9751
2011	0.988	0.9783	1.052	0.9448
2010	1.044	1.064	1.106	0.996
2009	1.177	1.0967	1.2995	1.0338

The following table sets forth the high and low exchange rate for the past six months. As of August 31, 2013, the exchange rate was CDN $1.0554 for each US$1.00.

Month	High	Low
October 2013	1.0454	1.0282
September 2013	1.0532	1.0237
August 2013	1.0554	1.0297
July 2013	1.0578	1.0259
June 2013	1.0533	1.017
May 2013	1.0371	1.0023

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

The operations of the Company are highly speculative due to the high-risk nature of its business, which include the acquisition, financing, exploration and, if warranted, development of mineral properties. The risks and uncertainties set out below are not the only ones facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the risks actually occur, the Company’s business, financial condition and operating results could be adversely affected. As a result, the trading price of our Common Shares could decline and investors could lose part or all of their investment. The Company’s business is subject to significant risks and past performance is no guarantee of future performance.

Risks relating to the Company

The Company has incurred net losses since its inception and expects losses to continue.

The Company has not been profitable since its inception. For the fiscal year ended August 31, 2013, the Company had a net loss of $3,225,998 and an accumulated deficit on August 31, 2013 of $67,117,263. The Company has never generated revenues and does not expect to generate revenues from operations until one or more of its properties are placed in production. There is a risk that none of the Company’s properties will be placed in production, and that the Company’s operations will not be profitable in the future.

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

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management including James E. Sinclair, President and Chief Executive Officer, Joseph Kahama, Chairman and Chief Operating Officer (Tanzania), and Steve van Tongeren, Chief Financial Officer. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not have employment contracts with the President and Chief Executive Officer. The Company maintains key-man life insurance on the President and Chief Executive Officer but not on the Chief Financial Officer of the Company or, Chairman and Chief Operating Officer (Tanzania).

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

As at August 31, 2013, the Company had cash and cash equivalents of $10,679,516 and working capital of $5,416,104. However, the Company will continue to incur exploration costs to fund its plan of operations and may need to raise additional capital. Ultimately, the Company’s ability to continue its exploration activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing agreements or some combination of these or other means. Further the raising of additional capital by the Company may dilute existing shareholders.

The Company has no cash flow from operations and has historically depended on the proceeds from equity financings for its operations.

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

The Company’s ability to generate revenues and profits, if any, is expected to occur through exploration of its existing properties as well as through acquisitions of interests in new properties. The Company will need to incur substantial expenditures in an attempt to establish the economic feasibility of mining operations by identifying mineral deposits and establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining operations. The economic feasibility of a project depends on numerous factors beyond the Company’s control, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to a user of the minerals, and the market price of the minerals at the time of sale. The Company’s existing or future exploration programmes or acquisitions may not result in the identification of deposits that can be mined profitably.

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

Acquisition of title to mineral properties is a very detailed and time-consuming process, and the Company’s title to its properties may be affected by prior unregistered agreements or transfers, or undetected defects. Several of the Company’s prospecting licenses are currently subject to renewal by the Ministry of Energy and Minerals of Tanzania. There is a risk that the Company may not have clear title to all its mineral property interests, or they may be subject to challenge or impugned in the future. See “Mineral Properties”.

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

Development of the Company’s projects is based on estimates and the Company cannot guarantee that its projects, if any, will be placed into production.

Though the Company identified a potentially economic, sub-surface, gold-bearing quartz rubble bed at the Kigosi Project, any potential production and revenues based on production from this area are estimates only. Estimates are based on, among other things, mining experience, resource estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of mining and processing. The Company’s actual production from the Buckreef Project, if it ever achieves production, may be lower than its production estimates. Each of these factors also applies to future development properties not yet in production at the Company’s other projects. In the case of mines the Company may develop in the future, it does not have the benefit of actual experience in its estimates, and there is a greater likelihood that the actual results will vary from the estimates. In addition, development and expansion projects are subject to unexpected construction and start-up problems and delays.

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

The Company’s principal exploration properties are currently located in the United Republic of Tanzania, Africa. Although the Company believes that the Tanzania government is a stable, multi-party democracy, there is no guarantee that this will continue. Tanzania is surrounded by unstable countries enduring political and civil unrest, and in some cases, civil war. There is no guarantee that the surrounding unrest will not affect the Tanzanian government and people, and therefore, the Company’s mineral exploration activities. Any such effect is beyond the control of the Company and may materially adversely affect its business.

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

There is uncertainty as to whether a judgment of a United States court based solely upon the civil liability

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

Risk of dilution from further equity financings

If the Company raises additional capital by issuing equity securities, such financing may substantially dilute the interests of the Company’s shareholders and reduce the value of their investment.

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

For the year ended August 31, 2013 the Company reported a net loss of $3,225,998. Included in the net loss $2,194,907 of mineral properties and deferred exploration expenses was written off relating to abandoned mineral properties. The Company incurred deferred exploration expenditures of $4,109,573 during the year ended August 31, 2013.

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

On August 12, 2011 the Company completed a US$30 million bought deal offering and 5,263,158 Units at a price of US$5.70 per Unit were issued. Each Unit consists of one common share and one common share purchase warrant exercisable at a price of US$6.25 per warrant expiring on August 12, 2013. The Underwriter received a cash commission of 7% of the gross proceeds and 368,421 compensation warrants exercisable at a price of US$5.91 per share expiring on August 12, 2013. Effective December 7, 2011 the exercise price of 5,263,158 common share purchase warrants was reduced from US$6.25 to US$4.00 and the term of the warrants was extended one year to expire August 12, 2014. In addition, if the weighted average trading price of the common shares increases to US$6.50 after March 11, 2012, the Company will be entitled to require that the holders exercise the warrants, failing which the warrants will terminate. 368,421 compensation warrants issued under the prospectus financing have been amended in the same manner and re-priced from US$5.91 to US$4.00. On March 27, 2012, the Company received US$1,000,000 from the exercise of 250,000 compensation warrants.

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

On February 25, 2009, the Company entered into an option and royalty agreement with Songshan granting Songshan an option to acquire the Company’s interest in its Kabanga nickel licenses and applications located in northwestern Tanzania, by completing certain exploration work over a period of three years, and then making a production decision, subject to a 3% net smelter royalty reserved in favor of the Company. In January 2010, Jinchuan Mining (“Jinchuan”) concluded an agreement with Songshan to participate in the exploration and development of the nickel properties. In 2012, the Company and Songshan commenced discussions regarding a possible new joint venture involving the Company, Songshan and a new third party as direct participants to explore and develop the Kabanga nickel properties. As a result of those discussions the February 25, 2009 agreement between the Company and Songshan was terminated and on November 28, 2012 the Company announced the formation of a new company, Northwestern Basemetals Company Limited (“NWBM”) to explore the Kabanga nickel, cobalt and platinum group metals belt. NWBM will be owned 75% by the Company, 15% by Stamico, and 10% by Songshan Mining Co. (“Songhsan”). Jinchuan will not participate

In January 2007, the Company concluded an option and royalty agreement with Sloane Developments Ltd. (“Sloane”) over a portion of the Company’s Itetemia Property and its entire Luhala gold project. Under the agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90% to 100% in certain Itetemia and Luhala prospecting licenses in the Lake Victoria greenstone belt of Tanzania. In December 2011, Sloane returned the Itetemia and Luhala gold prospects to the Company.

On January 20, 2003, as amended on March 18, 2003 and January 9, 2007, the Company entered into an agreement (the “MDN Agreement”) with MDN Inc. (“MDN”) granting MDN the exclusive option to acquire the total rights, titles, and interests in certain prospecting licenses located at Biharamulo and Tulawaka. In January 2013 MDN advised the Company that they were unable to fulfill the terms of the MDN Agreement and the MDN Agreement was terminated. The Company does not currently intend to pursue further exploration activities in Biharamulo and is reviewing its future exploration plan in Tulawaka.

The Company had an Option Agreement (the “BEAL Option Agreement”) with Barrick Exploration Africa Limited (“BEAL”) (now ABG Exploration Limited (“ABG”). BEAL had the option to acquire the total rights, titles, and interests of the Company in certain prospecting licenses in various properties In prior years, the Company received from BEAL notices of relinquishment for all rights, titles and interests in prospecting licenses included in the BEAL Option Agreement, and on April 18, 2013, ABG advised that they were returning the last remaining prospecting licence optioned under the BEAL Option Agreement.

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

In the Company’s view, its use of a joint venture and royalty strategy in addition to direct exploration and development offers investors leverage to precious and base metal prices with lower risk and shareholder dilution. Future production royalties from any producing properties discovered by joint venture partners would provide the Company with a direct interest in the mine’s cash flow, with exposure to any benefits from new discoveries and production growth, but without the capital obligations, and environmental and social liabilities, associated with direct ownership.

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

Based on the drilling program results, the Company will develop models of the underlying geology and mineralized zones for more detailed testing. After further drilling, some mineralized zones will then be modeled using relevant geological software and ultimately be classified as inferred or indicated mineral resources. With sufficient infill drilling, these inferred or indicated mineral resources can be confirmed as a measured mineral resource, upon which a pre-feasibility study can be prepared by a qualified, independent mining engineer or geologist to determine whether mining activities are economic in the circumstances of the particular property. A pre-feasibility study must be completed under the requirements of NI 43‑101 in Canada in order for mineral reserves to be designated and to confirm the appropriate mining and mineral processing method based on the geological and metallurgical studies of the ore. A final or bankable feasibility study must be completed for the designation of reserves under the SEC’s Industry Guide 7. If the bankable feasibility study is favorable, the Company can then use the feasibility study to seek out the necessary financing from a merchant banker or other financial institution for mine construction and development.

During the 2013 fiscal year, the Company continued evaluation of prospecting licenses in its portfolio with a view of offering some of them for royalty agreements to other mining companies. The evaluation of their potential comprises geological mapping, soil sampling and geophysical surveys and RC drilling.

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

C.	Organizational Structure

The Company has the following six subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage &Type of Securities Owned or Controlled by Company
		Voting Securities Held	Non-Voting Securities
Itetemia Mining Company Limited(1)	Republic of Tanzania, Africa	90% (common)	n/a
Lunguya Mining Company Ltd. (2)	Republic of Tanzania, Africa	60% (common)	n/a
Tancan Mining Company Limited	Republic of Tanzania, Africa	100% (common)	n/a
Tanzania American International Development Corporation 2000 Limited	Republic of Tanzania, Africa	100% (common)	n/a
Buckreef Gold Company Limited(3)	Republic of Tanzania, Africa	55% (common)	n/a
Northwest Basemetals Company Limited(4)	Republic of Tanzania, Africa	75% (common)	n/a

(1) The remaining 10% interest is held by State Mining Corporation.

(2) The remaining 40% interest is held by Northern Mining and Consultancy Company Ltd.

(3) The remaining 45% interest is held by State Mining Corporation.

(4)	The remaining interest is held 15% by State Mining Corporation and 10% by Songshan Mining Co.

D.	Property, Plant and Equipment

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

Mineral Properties

Buckreef Project

History

The Lake Victoria Goldfields (“LVG”) was discovered in 1894 by German explorers and significant exploitation began in the 1930s at the Geita Gold Mine. Several small gold mines exploiting near surface reefs, operated throughout the Rwamagaza Greenstone Belt (“RGB”), particularly near the village of Rwamagaza. By 1940, Tanzania was producing 4.5tpa of gold (Au).

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

Summary of Buckreef Exploration and Mining between 1960 and 2003

DATE	EXPLORATION UNDERTAKEN***
1960	13 diamond drill holes by UNDP (12 in current database, UNBR01-12) identified a “possible ore zone 107m long, 8m wide and extending to 122m depth
1968	13 diamond drill holes by Tanzanian Mineral Resources Division (MRD01-13)
1970s	Early 1970s Underground development on 30m and 61m levels by Williamson Diamonds Ltd. Indicated ore reserve of 106,000t @ 8.7g/t Au between 23m and 76m levels using minimum mining width of 1.5m***
1972	Tanzanian government approved investment decision and Buckreef Gold Mining Company (BGMC)
1973-1979	Further underground development and 3 diamond drill holes (BGMDD01-03) by BGMC.
1978-1981	Treatment plant and other facilities established with financial assistance from Swedish International Development Agency
1982-1988	Gold production commenced but reached only 25-40% of forecast targets. Production figure unavailable.
1988	Review of operations by British Mining Consultants Ltd. who found Buckreef assay laboratory assays 65% higher than overseas check assays
1990	Mining ceased and workings flooded. Total ore extracted estimated at approximately 100,000t @3-4g/t Au***
1992	Aircore, RC and diamond drilling by East African Mining Corporation (now East Africa Gold Mines Ltd.)
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
  mineralisation within major ductile shear zones;
  mineralisation associated with replacement of iron formation and ferruginous sediments; and
  felsic (porphyry) hosted mineralisation, such as within the RGB.

Regardless of the geological environment, it is accepted that structural control on the emplacement of the mineralisation is critical. The following structural features have proven to be important foci of gold mineralisation:

  structural lineaments trending at 120º;
  flexures and splays to the 120º trend (such as at Golden Pride);
  structural lineaments at 70º (such as at Golden Ridge); and
  granite-greenstone contacts (such as at the Ushirombo and RGB).

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

Previous Mineral Resource and Mineral Reserve Estimates

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

The design and costings of the tailings disposal facilities (TDFs) for the Buckreef Project were undertaken by Epoch Resources (Pty) Limited and the main TDF design criteria and assumptions included:-

  the potential to produce acid run-off and drainage,
  the potential to leach heavy metals, especially arsenic, and the suitability and provision of the construction material for the TDF walls.
29

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
33

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
34

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

The following discussion summarizes the highlights of the Company’s drilling program at the Buckreef Project:

Drilling Program

Since acquiring the Buckreef Project in December 2010, the Company has undertaken comprehensive reverse circulation and diamond drilling programs on the Buckreef Project. A total of 189 holes for 37,853.19 were drilled since acquiring the project, this drilling include 64 RC holes (4,472); 9 PQ Diamond holes (539.10m), and 116 NQ Diamond holes (32742.09m). Please note that at the time that the Buckreef PEA was done the Company did not have sufficient information to warrant inclusion of the Eastern Porphyry prospect in the BRMA.

The Company has completed an aggressive resource definition drilling program in four areas of the BRMA (Buckreef Main zone, Buckreef North, Eastern Porphyry prospect and Bingwa prospect). A total of 31 holes for 5,538.75m were drilled during this period, which include 13 RC holes (1386m); 3 PQ Diamond holes (208.80m) for Heap Leach metallurgical test work for Bingwa prospect; and 15 NQ Diamond holes (3,943.95m).

The best intercept includes 12.22m @ 6.20g/t Au, including 2m @ 31.75g/t Au; 3m @ 6.20g/t Au, including 2m @ 9.67g/t Au and 11m @ 9.82g/t Au, including 3m @ 28.53g/t Au.

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

35

At the Eastern Porphyry prospect, a total of 12 Diamond holes for 3,032.70m and 13 Reverse Circulation hole for 1386m were completed to investigate and determine whether there is any potential to define the resource. The diamond core drilling program on the Eastern Porphyry prospect returned some significant intercepts. Among them are 11m averaging 9.82g/t gold (including 3m @ 28.53g/t gold) and 12.22m averaging 6.20g/t gold (including 2m @31.75g/t gold); and 9m @ 3.07g/t gold (including 4m @ 6.25g/t gold) from Diamond drilling and 7m averaging 2.81g/t gold (including 3m @ 4.59g/t gold), 6m averaging 2.0g/t gold (including 2m @ 4.89g/t gold), 2m grading at 2.8g/t gold (including 1m @ 5.1g/t gold) from Reverse Circulation drilling.

Buckreef Main Zone

A total of 3 holes for 911.25m have been completed on the Buckreef Main zone and Buckreef Northeast extension. This drilling was intended to explore the potential to define and upgrade the current inferred resource to the Indicated and Measured category at vertical depth of 150m and 200m, while testing the down dip continuity of the shear zone-hosted gold mineralisation associated with quartz-carbonate-pyrite veins emplaced in the mafic volcanic sequence below 300m.

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

The deeper drilling confirmed the down-dip continuity of the various near-surface mineralized zones, and some deeper holes seemed to indicate a thickening of mineralisation with depth and occasional very high grade intercepts. One diamond drill hole returned 10m grading 1.89 g/t gold including a high grade section of 2.0 metres averaging 3.9 g/t, with a second hole yielding 1.0m grading 11.60 g/t gold. Another diamond drill hole targeted the down dip potential in the Main zone, returning 2m grading 12.14 g/t gold including 1.5m @ 15.59g/t.

Bingwa Prospect

The Tembo Prospect located in an adjacent but sub-parallel shear zone to the regional ENE-WSW trending Rwamagaza main shear zone is located approximately 4km north-east of the main Buckreef Mine. Gold mineralisation at Bingwa mineralized structure is an IP chargeable/resistive structure on the contact of granite to the north and highly sheared mafic rock units to the south, emplaced where a major NW-SE regional structure crosscuts a major NE-SW structure. Mineralization on the structure is in the shattered quartz vein system on the structure and within the highly sheared, quartz-sericite-carbonate-pyrite altered mafic volcanic unit, with quartz veins registering the highest gold grades in the area.

A total of 3 holes of 3 PQ Diamond holes (208.80m) were completed during the reporting period. The PQ holes were intended for Heap Leach metallurgical testwork on coarse fraction size materials ranging from 50mm down to 3mm using column leach cyanide spray technique and the collected sample were analysed by SGS laboratory in South Africa.

36

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

            The 2013 geological models include the exploration data obtained post the 2006-2007 Hellman and Schofield modelling exercise, which results in extensions to the Buckreef Prospect deposit and the new definition of the Eastern Porphyry deposit. The diamond drillhole and reverse circulation drillhole data was presented as fixed format .dat (text) files with the breakdown as follows: At the Buckreef prospect, a total of 684 Diamond holes for 97,287.37m were used to estimate the Mineral Resource, Tembo Prospect only 74 holes for 5,713.00m were used, Bingwa Prospect, a total of 136 holes for 12,537.23m were used for Mineral Resource Estimate and at Eastern Porphyry, a total of 80 holes for 10,814.52 used for the mineral estimate.

Resource Developments

▪	Company management awarded an independent mineral consultant group a contract to undertake the Buckreef Mineral Resource estimate and to produce a NI 43-101 compliant technical report.
▪	Site visit completed by independent consultants, to examine styles of mineralization, verify data and gather Information for compilation into NI 43-101 report and completion of resource modeling wireframes.

Geological interpretation and data validation

All the geological information including geological interpretation on the Buckreef Project required for the compilation into NI43-101 technical report was provided to independent consultants and database collected from the Company is being reviewed and validated.

Resource Modeling Progress

Database reconstructed for modelling using consistent codes have been completed, collar elevations fixed to fit surveyed topography at Buckreef, wireframes have been modeled for all zones, and rules have been applied so that the wireframes have been constructed in a consistent manner and honor the data.

Resource Wireframing Progress

Tembo prospect has been modeled using single zone with 0.1g/t gold grade shell, Eastern Porphyry prospect modeled into geological domains by three porphyry units enclosed within mafic unit either side, Bingwa deposit modeled in five discrete zones with 0.18g/t gold grade shells and Buckreef main mineralized wireframe constructed using 0.15g/t gold grade shells and oxide, transition and topographic surfaces were modeled using gridding algorithm.

37

Mineral Resource Estimation

Buckreef Project Mineral Resource Upgrade by independent consultants for the Buckreef, Tembo, Bingwa and Eastern Porphyry prospects progressed well during the period.

Project Development

Management of the Company is considering whether to adopt a coarse fraction column Heap Leach (HL) process option on the Buckreef mining plan as a suitable option compared to the conventional CIL process. The HL process bears the lowest processing costs and has reasonable gold recoveries.

Metallurgical testwork to date has focused on suitability for conventional CIL processing of the ore material. However a Phase 2 metallurgical testwork report identified relatively good results for coarse ore leaching. Recoveries of between 52% and 81% for Buckreef ore were achieved. This was considered by the consultants to be a reasonable recovery for Heap Leach, and it was suggested that further investigations into the viability of this process be carried out.

Heap Leach Sampling and testwork

A total of 592.5kg sample material representing Oxide ore (261kg), transition ore (149.5kg) and sulphide ore (182kg) were collected from drill holes BGDD015, BGDD016 and BGDD017. The samples were packed at site and submitted to an independent metallurgical laboratory in South Africa for required testing.

Scope of work and testwork required

Two scenarios were established to carry out the testwork as per the total mass required to complete the scope of work.

•	Scenario 1
➢	Head assay 0.5kg
➢	Simulated heap leach on 4 crushed size 20kg
➢	Screening and Grading analysis 1kg
➢	Agglomeration and Percolating rate 90kg
➢	Heap height versus Percolation 15kg
➢	Column Heap Leach Trial (4m column) 300kg
➢	Total weight required 425.5kg per each ore materials
•	Scenario 2
➢	Head assay 0.5kg
➢	Simulated heap leach on 4 crushed size 20kg
38

➢	Screening and Grading analysis 1kg
➢	Agglomeration and Percolating rate 60kg
➢	Heap height versus Percolation 15kg
➢	Column Heap Leach Trial (4m column) 100kg
➢	Total weight required 196.5kg per each ore materials

Scenario 2 was recommended as the total weight for all ore material submitted is 592.5kg and the required weight for that scenario to complete the testwork is 196.5kg * 3 = 589.5kg.

The Company has incurred total net costs (after recoveries, if any) of $18,417,087 on the Buckreef Project to August 31, 2013.

THE BUCKREEF PROJECT IS WITHOUT KNOWN MINERAL RESERVES AND ANY EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Kigosi Project

Property Description and Location

The Kigosi Project area is principally located within the Kigosi Game Reserve controlled area. Through prospecting and mining option agreements, the Company has options to acquire interests in several Kigosi prospecting licenses. A comprehensive report summarizing exploration work done and results to date was submitted to the Director of Wildlife and Nature Conservation as part of the requisite and mandatory requirements for an application to renew the Kigosi game reserve access permit. It is a statutory requirement to have a access permit to conduct any exploration activities in an area designated as a forest and/or game reserve. On May 31st, 2012 the Company was granted a two year permit from the Ministry of Wildlife and Nature Conservation to enter the Kigosi Game Reserve and continue with exploration activities. The Company is evaluating various alternatives for advancing the Kigosi Project by focusing on an area of near surface mineralization.

In December 2012 the Kigosi Access Agreement between the Company (through its subsidiary Tanzania American International Development Corporation 2000 Limited (“Tanzam”)) and the Director of Wildlife, Wildlife Division, Ministry of Natural Resources and Tourism was signed, and in February 23, 2013, the Company (through Tanzam), was awarded the Environmental Impact Assessment Certificate for the Kigosi gold project. Stamico has a 15% carried interest in the Kigosi Project.

On May 30, 2013 the Company announced it had been granted a Mineral Rights and Mining Licence through its wholly owned subsidiary, Tanzam, allowing eventual production at Kigosi. The Mineral Rights and Mining Licence covers the entire area applied for of 9.91 square kilometres of the Kigosi Project. The area remains subject to a Game Reserve Declaration Order. Upon repeal or amendment of that order by the Tanzanian government, the Company will be legally entitled to exercise its rights under the Mineral Rights and Mining Licence.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property is accessed via air from the city of Dar Es Salaam on the Indian Ocean coast to the city of Mwanza on the southern shoreline of Lake Victoria. From Mwanza, a moderately maintained tar road accesses the town of Ushirombo, via the towns of Shinyanga and Kahama, around the southern part of the Lake, referred to as Smith Sound. This trip is approximately 400 km and takes some 5 hours. From the town of Ushirombo one keeps heading east along the main Burundi tar road for approximately 6 km, where a dirt track allows access into the Kigosi Game Reserve

39

.

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

The Company has incurred total net costs (after recoveries, if any) of $13,789,630 on the Kigosi Project to August 31, 2013.

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

Very little outcrop (less than 1%) has been identified at Lunguya. The entire property is flat and covered largely by granitic sands and grey orange laterities derived from granitic sources. Like Luhala, Lunguya is actively cultivated, but also is being actively mined by a few score artisanal miners along the trend of the Nyamakwenge Reefs. No significant infrastructure, power or water is available on site. However, the entire infrastructure of the region including electricity, air transport, health clinics, schools, and improved road networks, have been greatly improved due to the proximity to Barrick Gold Corp’s. (“Barrick”) Bulyanhulu mine, some 20 kms to the north.

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

            During the period ended August 31, 2013, no direct property work was conducted on the Lunguya property.

The Company has deferred total net costs (after any recoveries and write offs) of $3,380,457 on the Lunguya Property to August 31, 2013.

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

The Company’s Interest

Through prospecting and mining option agreements, the Company has options to acquire interests in several Itetemia Property prospecting licenses. The prospecting licenses comprising the Itetemia Property are indirectly held by the Company; through the Company’s subsidiaries, Tancan or Tanzam. In the case of one prospecting license, Tancan acquired its interest pursuant to the Stamico Venture Agreement, as amended June 18, 2001 and July 2005, which provides, among other things, that:

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

History

The exploration history of the Itetemia Property from 2006 to 2013 is summarized as follows:

Itetemia Exploration History Synopsis

Year	Operator	Work Performed
2006	Tancan	In-house evaluation. 4-hole diamond drill program
2007	Sloane Developments Ltd.	Planned 2000 m RC drill program and 3000 m infill diamond drilling program.
2008	Sloane Developments Ltd.	First phase drill program consisted of 10 Reverse Circulation (RC) aggregating 1,489 metres. Eight diamond drill holes were drilled totalling 2,286.5 metres.
2009	Sloane Developments Ltd.	Data analysis
2010	Sloane Developments Ltd.	Data analysis
2011-2012	Tanzanian Royalty	NI 43-101 report prepared by Venmyn Rand (Pty) Ltd.
2013	Tanzanian Royalty	In-house evaluation

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

            During the period ended August 31, 2013, no direct property work was conducted on the Itetemia property.

The Company has incurred total net costs (after any recoveries and write offs) of $5,945,053 on the Itetemia Property to August 31, 2013.

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

History

Luhala has had a significantly more protracted exploration history than Lunguya, beginning with the initial exploration by the then Tanganyikan Geological Survey in 1947. The exploration history of Luhala since 2006 to 2013 may be summarized as:

LUHALA EXPLORATION HISTORY SYNOPSIS

Year	Operator	Work Performed
2006	Tancan	Diamond drilling, RC drilling
2007	Sloane Developments Ltd.	Follow-up exploration planning
2008	Sloane Developments Ltd.	Data analysis
2009	Sloane Developments Ltd.	Data analysis
2010	Sloane Developments Ltd.	Data analysis
2011-2012	Tanzanian Royalty	NI 43-101 report prepared by Venmyn Rand (Pty) Ltd.
2013	Tanzanian Royalty	In-house evaluation

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

At Luhala, three principal mineralized zones have been identified. These include Kisunge Hill, Shilalo South, and Shilalo West. All of the three principal mineralized areas are linked by a common southwest plunging antiform, the limbs of which are separated by 500 to 800 m’s and converge just south of Line 6200 E and 3800 N. Mineralization to Kisunge Hill is associated with a chert – felsic volcanic contact. As Shilalo South, structurally controlled gold mineralization closely tracks the position of a massive to locally well-bedded chert or cherty iron formation. The results of diamond drilling in Shilalo West strongly outline the importance of the felsic volcanic ‑ chert – structural sites and gold association. For example, borehole LSD – 08A is collared in the hangingwall to the Shilalo West mineralized zone, traverses the host rhyolite-chert lithology, and terminates in the footwall. This borehole intersected significant gold mineralization of 3.55 g/t Au over 5 m near the hangingwall contact of the felsic volcanic rocks, and is mineralized repeatedly at over one gram ranges throughout much of the felsic host interval, which in this borehole is over 35 metres thick.

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

Exploration

            During the period ended August 31, 2013, no site-based exploration work was conducted on the Luhala Property.

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

           The Company has incurred total net costs of $3,762,533 on the Luhala Property to August 31, 2013.

THE LUHALA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY PROPOSED EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Kabanga Project

Property Description and Location

            The Kabanga project is located in north western Tanzania, south of Lake Victoria and near the Burundi and Rwanda borders within the Mesoproterozoic Karagwe-Ankolean sequence within the Kibaran Fold Belt of NW Tanzania and is owned 75% Northwestern Basemetals Company Limited, 15% by Stamico and 10% by Songshan Mining.

            Northwestern Basemetals Company Limited, a subsidiary company of Tanzanian Royalty Exploration Corporation is engaged in the exploration and development of the Kagera Nickel project, adjacent to the Barrick/Xstrata Kabanga Nickel Project within the Kabanga-Musongati mafic-ultramafic belt, which contains Ni sulphide ores at Kabanga deposit and reef-type PGE concentrations at Musongati. The project portfolio consists of 32 granted prospective licenses (PLs) totalling 2350.45 square kilometres in area. In addition, the Company holds 18 applications for PLs covering 1563.14 square kilometres.

History

            From1992 to 1993 BHP Billiton conducted regional and detailed exploration work on the Kabanga Project Area including airborne magnetics; soil sampling, mapping and stream sediment sampling which covered a broad north-northeast trending strip of ground some 220km long and up to 60km wide.

            From 1993 to 1997 BHP Billiton conducted a follow-up with considerable exploration on targeted aeromagnetic anomalies.

In 2000, an interpretation of the regional aeromagnetic survey of the greater Kabanga Ni belt was carried out as part of the TRE regional exploration programme.

In 2004, with a Nickel price rise forecast, Tan Range Exploration Corporation Ltd applied for open ground on the stratigraphy that favours these magnetic anomalies

Geology

                Weakly metamorphosed sedimentary formations of the mid-Proterozoic Karagwe – Ankolean Supergroup underlie this region in extreme northwestern Tanzania, and forms part of the northerly trending Kibaran Orogenic Belt. This orogenic belt extends from Zambia in the south, through the DRC, Burundi, Rwanda and NW Tanzania, into Uganda in the north. To the east this belt is in structural contact with the late-Proterozoic Bukoban Supergroup, a sequence of younger, essentially unmetamorphosed sediments.

            The thick (+10 km) sedimentary sequence of the Karagwe – Ankolean Supergroup consists of massive to well-bedded sandstones and interbedded laminated shales and siltstones, now metamorphosed to quartzites, phyllites and mica schists. The K-A strata are moderately folded and can be mapped out for many kilometres, and are divided into Upper, Middle and Lower Divisions, each with characteristic “marker” units referred to as the q1, q2 and q3 quartzites. Later quartz reefs (veins) of metamorphic segregation origin are common.

            The belt is characterised by early intrusions of mafic sill-like bodies at ~1400 Ma that are the host rocks to the nickel mineralisation, and are interbedded within the folded meta-sediments. These mafic-ultramafic intrusions form the complex Kabanga – Musongati – Kapalagulu igneous belt, reflected in the Kagera region as an elongate zone of airborne magnetic anomalies. Extensive bodies (sheets) of gabbroic magma were intruded later, towards the end of the main period of folding. A-type granitoids were intruded at a ~1250 Ma and post-orogenic Sn granites around 1000 Ma, which have developed contact aureoles.

There is a range of much younger deposits including old land-surface terrace deposits, laterite, mbuga, alluvium and seasonal swamp. In the northeast a considerable area is blanketed by recent surface deposits; similar deposits overlie low ground along the Lake Ihema shoreline in the west.

Exploration

                6,791 of biogeochemistry (BGC) samples were collected on PL4572/07 and 4571/07. A total of 4490 samples were sent to BGC Preparation Laboratory at Buckreef exploration camp for preparation by drying at 70 degree celcius for 12 hours, sieving and grinding. 3476 samples were shipped at 100g of the pulps to ACME Analytical Laboratory in Vancouver, Canada for Mult Element analysis using Coupled Plasma Mass Spectrometry (ICP – MS) to detect a53 elements suite within the collected tissue samples after proper laboratory preparation by controlled ashing and then placing the sample material on an aqua regia digestion.

                The Buhamila area was initially targeted because of both its relative proximity to the Company’s Exploration camp at Buckreef in the Geita Destrict, making it an ideal test case for long range intermediate duration prospecting surveys. Furthermore, the Company conducted an aeromagnetic survey of the entire Kabanga corridor in northwestern Tanzania in the 1990s, and such data would act as a validation check on some of our large-scale findings due to the ferromagnetic characteristics of Ni and Co. Lastly, because of the nearly complete lack of other (non-Ni) geochemical exploration data for the region, our rapid mineral exploration capabilities inherent in BGC surveys (Woolman, Yi 2013) would provide excellent exploratory value on a cost-per-observation metric relative to other large-scale prospecting methods.

Mineralization

            In summary the Kabanga nickel deposit is hosted within sill-like ultramafic to mafic intrusions and pipe-like bodies and breccias that form part of the complex Kabanga – Musongati – Kapalagulu igneous belt. Various reports indicate that individual igneous bodies are up to 1 km thick and 4 km long, and formed from several distinct primary magmas pulses (picritic to basaltic in composition) into sulphide-bearing phyllitic sediments. In the Kabanga area the intrusions contain abundant sulphides which form massive layers and lenses in places. Local remobilisation of sulphides occurred late during the Kibaran Orogeny and formed rich sulphide-hornfels breccias. In part these intrusions are considered to be “chonolithic” – pipe-like mafic/ultramafic intrusions that were emplaced by early structural controls, and which may host significant ore. The concept of an early structural control at the Kabanga Ni and other deposits deserves to be investigated further.

            The main Kabanga mineralisation is located between the Upper Division and Middle Divisions and is associated with a marked aeromagnetic low more than 1000 m long and over 300 m wide, and is coincident with a strong Ni geochemical anomaly. This anomaly lies at the southern end of a 200 km-long, north-trending zone of aeromagnetic anomalies – interpreted as the “prime” zone of exploration interest – and provides a focus for on-going Ni exploration. The Upper, Middle and Lower Divisions of the Supergroup are reported to have definitive aeromagnetic signatures which makes regional stratigraphic correlation relatively easy.

The Company has incurred total net costs of $637,447 on the Kabanga Property to August 31, 2013.

THE KABANGA PROPERTY IS WITHOUT KNOWN MINERAL RESERVES AND ANY PROPOSED EXPLORATION PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Item 4A. Unresolved Staff Comments

None

Item 5. Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended August 31, 2013 and 2012, and should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

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

 All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred. If a property is brought into production, these costs will be amortized against the income generated from the property. If a property is abandoned, sold or impaired, an appropriate charge will be made to the statement of comprehensive loss at the date of such impairment. Discretionary option payments arising on the acquisition of mining properties are only recognized when paid. Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs until all capitalized costs are recovered at which time additional reimbursements are recorded in the statement of comprehensive loss, except for administrative reimbursements which are credited to operations.

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

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire. The amount shown for deferred exploration expenses, represents costs incurred to date net of write‑downs, if any, and is not intended to reflect present or future values.

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

The following discussion and analysis of the financial condition and operating results of the Company for the years ended August 31, 2013 and 2012 should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with IFRS.

Overview

As at August 31, 2013 the Company had current assets of $11,289,745 compared to $20,483,824 on August 31, 2012. The decrease is mainly due to net expenditures on exploration of $4,109,573 (2012 - $9,593,993) and cash used in operations of $4,137,953 (2012 - $4,713,619). Mineral properties and deferred exploration costs were $45,932,207 as compared to $44,017,541 at August 31, 2012.

Net loss for the year ended August 31, 2013 was $3,225,998 compared to a net loss of $8,897,843 in the comparable year ended August 31, 2012. The decrease in net loss is primarily due to a gain of $4,590,000 from the revaluation of warrant liability during the year ended August 31, 2013 compared to a loss of $2,321,921 on the same revaluation of the warrant liability in 2012 offset by an increase in the loss due to share based payments of $1,053,509 for the year ended August 31, 2013 (2012 - $777,640) and write down in mineral properties and deferred exploration costs of $2,194,907 (2012 - $1,293,969).

Results of operations

Fiscal year ended August 31, 2013 compared to fiscal year ended August 31, 2012

Net additions to mineral properties and deferred exploration costs for the year ended August 31, 2013 were $4,109,573 compared to $9,593,993 for the year ended August 31, 2012. The amount has decreased as compared with prior year as the Company advances its exploration of the Buckreef project and other projects in its portfolio and at the same time is conscious about conserving its cash in the current economic downturn. Recoveries received during the year ended August 31, 2013 and 2012 from various option agreements and other miscellaneous sources were $41,786 and $50,114, respectively.

Net loss for the year ended August 31, 2013 was $3,225,998 compared to a loss of $8,897,843 for the comparable year ended August 31, 2012. For the three month period ended August 31, 2013 and 2012, the net loss was $2,754,677 and $3,576,139, respectively. The main reason for the decrease in net loss for the year ended August 31, 2013 is the gain on revaluation of warrant liability of $4,590,000 (2012 – loss of $2,321,921) offset by a write down in mineral properties and deferred exploration costs of $2,194,907 (2012 - $1,293,969). For the three month period ended August 31, 2013, net loss also decreased mainly due to the revaluation of warrant liability resulting in a loss of $747,000 (2012 – loss of $1,927,000) offset by a write down in mineral properties and deferred exploration costs of $695,094 (2012 - $((66,601)).

For the year ended August 31, 2013, depreciation expense was $288,519 compared to $379,603 for the year ended August 31, 2012. The decrease of $91,084 was due to the lower capital asset cost base as purchases in the period were minimal and depreciation lowered the capital asset balance. The capital expenditure for the year ended August 31, 2013 was $50,197 as compared to $142,283 in the year ended August 31, 2012.

Consulting fees for the year ended August 31, 2013 were $317,257 compared to $266,011 in the comparable year ended August 31, 2012. Consulting expenses increased due to independent work on resource upgrade and other general consulting. Consulting fees for the three months ended August 31, 2013 were $136,807 compared to $87,943 in the comparable three month period ended August 31, 2012. The increase for the three month period is due to the same reason as above.

Directors’ fees for the year ended August 31, 2013 were $375,342 compared to $365,049 in the comparable year ended August 31, 2012. Director fees remained consistent between the two periods as the number and valuation of RSU’s issued to board members remained comparable.

Office and general expenses for the year ended August 31, 2013 were $388,675 compared to $437,380 in the comparable year ended August 31, 2012. The decrease is mainly due to the company closely managing its office and general costs including closure of the Mwanza office and consolidation of offices at the Buckreef camp, as well as reduced freight expenses. For the three month period ended August 31, 2013, office and general expenses were $124,742 compared to $151,581 in the comparable three month period ended August 31, 2012. The decrease for the three month period is due to the same reason as above.

Shareholder information costs decreased from $581,526 for the year ended August 31, 2012 to $343,291 for the year ended August 31, 2013. The decrease of $238,235 was due to decreased activity during the year ended August 31, 2013 in comparison to 2012 due to transfer agent and listing fees from the issue of shares for converted debt and corporate investor promotion activity completed during the prior year ended 2012. For the three month period ended August 31, 2013, shareholder information costs were $70,711 compared to $(21,143) for the three month period ended August 31, 2012. The negative amount in fiscal 2012 was due to account reclassifications in the period.

Professional fees decreased by $136,749 for the year ended August 31, 2013 to $732,328 from $869,077 for the year ended August 31, 2012. Professional fees decreased between the comparable periods as the Company incurred one time costs during fiscal 2012 related to the transition to IFRS and various legal work related to its Buckreef property. For the three month period ended August 31, 2013 professional fees went from $464,054 for the three month period ended August 31, 2012 to $318,594 for the three month period ended August 31, 2013. The decrease in the current three month period is due to the same reason as above.

Salaries and benefits expense has decreased to $1,388,160 for the year ended August 31, 2013 from $1,596,951 for the year ended August 31, 2012. The decrease is due to a reduced workforce on staff in Tanzania during the current year and termination payments in the prior year. The expenses for the corresponding three month period ending August 31, 2013 and 2012 were $261,860 and $502,877 respectively. The decrease in the current three month period is due to the same reason as above.

Share based payments for the year ended August 31, 2013 were $1,053,509 compared to $777,630 in the comparable year ended August 31, 2012. Share based payments vary depending on the number of equity based compensation options issued and vesting. See note 8 of the financial statements for details. Director fee RSU expense was $208,572 and $289,448, respectively.

For the year ended August 31, 2013, travel and accommodation expense decreased by $43,058 from $169,420 in 2012 to $126,362. For the three months ended August 31, 2013, travel and accommodation expense increased by $3,107 from $35,349 in 2012 to $38,456. Travel and accommodation expense decreased due to timing and increased control of travel requirements, while remaining consistent in the last quarter of 2013.

For the year ended August 31, 2013, the foreign exchange loss was $5,215 compared to an exchange gain of $24,082 for the same year ended August 31, 2012. This increased loss of $29,297 was due to the years’ average Tanzanian Shilling exchange rate having increased from 1,572 at August 31, 2012 to 1,524 at August 31, 2013.

The interest accretion expense for the year ended August 31, 2013 was $55,549, compared to $102,785 for the year ended August 31, 2012. The interest relates to the issuance of convertible debt. Interest accretion is expected to decrease as debt is converted into shares or repaid. Interest income for the year ended August 31, 2013 was $133,116, compared to $274,913 for the year ended August 31, 2012. Interest income has decreased as the average cash balance in interest bearing accounts decreased during the current year.

During the year ended August 31, 2013, the Company agreed to abandon and wrote off $2,194,907 in expenses in various project areas (2012 – wrote off $1,293,969) from abandoning various licenses, see note 4 of the financial statements, as the Company evaluated its mineral properties and has no current plans to explore, but may in the future.

A gain of $4,590,000 (2012 – loss of $2,321,921) was recognized during the year ended August 31, 2013 in connection with the revaluation of the warrant liability.

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

The Company had $10,679,516 in cash and marketable securities at August 31, 2013 compared to $20,058,678 as of August 31, 2012. The Company had working capital of $5,416,104 at August 31, 2013, compared to $18,165,431 at August 31, 2012. Although the Company believes it has enough resources through working capital to finance operations for its 2014 fiscal year, ultimately the Company will need to obtain additional financing to sustain operations at the present rate of activity. The current cash position is expected to sustain operations for its 2014 fiscal year. Historically, the Company has raised funds through equity financing, convertible promissory notes and entering into joint venture or royalty agreements with other mining companies. The Company’s funding requirements by major expenditure category, listed in order of priority are:

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

On August 17, 2010 the Company completed a private placement with an arm’s length third party consisting of a three-year convertible promissory note dated July 9, 2010 in the principal amount of $1,095,000 bearing interest at 3% and convertible into 255,484 common shares at the price of $4.286. $95,000 of the outstanding principal was converted into 22,166 common shares. On September 23, 2011, this Promissory Note was converted into 233,318 common shares at a price of $4.286 per share.

On September 7, 2010 the Company completed a $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the President and CEO for 144,430 common shares at a price of $5.539 per share.

On September 23, 2010 the Company completed a private placement with an arm’s length third party consisting of a three-year convertible promissory note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at the price of $4.518 per share. On October 17, 2012 this Promissory Note was converted into 221,337 common shares at a price of $4.518 per share.

On October 4, 2010 the Company completed a private placement with arm’s length third parties consisting of three-year convertible promissory notes in the aggregate principal amount of $1,060,000 bearing interest at 3% and convertible into 204,772 common shares at the price of $5.1765 per share On September 14, 2013 the promissory notes matured and the Holders elected repayment of the promissory notes in cash.  Accordingly $1,060,000 plus interest in the amount of $30,000 was paid on September 16, 2013.

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

On August 12, 2011 the Company completed a US$30 million bought deal offering and 5,263,158 Units at a price of US$5.70 per Unit were issued. Each Unit consists of one common share and one common share purchase warrant exercisable at a price of US$6.25 per warrant expiring on August 12, 2013. The Underwriter received a cash commission of 7% of the gross proceeds and 368,421 compensation warrants exercisable at a price of US$5.91 per share expiring on August 12, 2013. Effective December 7, 2011 the exercise price of 5,263,158 common share purchase warrants was reduced from US$6.25 to US$4.00 and the term of the warrants was extended one year to expire August 12, 2014. In addition, if the weighted average trading price of the common shares increases to US$6.50 after March 11, 2012, the Company will be entitled to require that the holders exercise the warrants, failing which the warrants will terminate. 368,421 compensation warrants issued under the prospectus financing have been amended in the same manner and re-priced from US$5.91 to US$4.00. On March 27, 2012, the Company received US$1,000,000 from the exercise of 250,000 compensation warrants.

Mineral Property Projects

As of August 31, 2013 amounts capitalized in respect of mineral properties were $45,932,207 an increase from August 31, 2012 when the balance was $44,017,541.

During the fiscal year ended August 31, 2013, the Company capitalized mineral property exploration costs of $4,109,573 (net of recoveries of $41,786) on its mineral resource properties. The Company wrote off $2,194,907 in exploration expenditures on areas abandoned in the year ended August 31, 2013.

For information on the Company’s commitments for property and rental payments, refer to Item 4.

Events Subsequent To August 31, 2013

On October 4, 2010 the Company completed a private placement with arm’s length third parties consisting of three-year convertible promissory notes in the aggregate amount of $1,060,000 bearing interest at 3% per annum and convertible into 204,772 common shares, if the Holders elected to convert.  On September 14, 2013 the promissory notes matured and the Holders elected repayment of the promissory notes in cash.  Accordingly $1,060,000 plus interest in the amount of $30,000 was paid on September 16, 2013.

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

The following is a list of the Company’s current directors and officers. The directors named below were elected or re-elected by the Company’s shareholders on February 28, 2013. There are no family relationships between the directors and officers.

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

Directors and Senior Management

James E. Sinclair, President, Chief Executive Officer and Director

Mr. Sinclair is the President and CEO of the Company. Mr. Sinclair, age 72, devotes his full time to the business and affairs of the Company.

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

Mr. Sinclair has authored numerous magazine articles and three books dealing with a variety of investment subjects including precious metals, trading strategies and geopolitical events, and their relationship to world economics and the markets. He maintains a high public profile and his commentary on gold and other financial issues garners extensive media attention at home and abroad. Mr. Sinclair has recently accepted the position as Chairman of the Advisory Board to the Singapore Precious Metals Exchange.

Joseph Kahama, Chairman and Chief Operating Officer (Tanzania) and Director

Joseph Kahama was appointed Chairman and Chief Operating Officer (Tanzania) of the Company in February 2011. He became a director of Tanzanian Royalty Exploration Corporation in February 2008 and he formerly served as President and Senior Vice President of the Corporation. A native of Tanzania, Mr. Kahama has served as president and director of the Company's wholly-owned subsidiary, Tanzam, since 1997. In his capacity as president of Tanzam, Mr. Kahama has been responsible for corporate administration and also for maintaining good relations with government, vendors, and the Company's various business partners in Tanzania. In addition to being a councilor at the Tanzania Chamber of Energy & Minerals (TCME) since 1999, where he represents the Company and its various Tanzanian subsidiaries, Mr. Kahama was elected as Chairman of the Tanzania Chamber of Energy & Minerals in 2011. In 2007, he was appointed to the Tanzania National Business Council (TNBC) and the Local Investors Roundtable (LIRT). In 2006, Mr. Kahama was appointed as a member and advisor to the China Africa Business Council (CABC) which is headquartered in Beijing, Peoples Republic of China. In addition, Joseph Kahama is Chairman of The Kahama Foundation, a not-for-profit organization which enables, fosters and nurtures business entrepreneurship, modern management practices and ethical leadership in business and cooperatives. Mr. Kahama is also a Trustee and Founding member of The Mawalla Chair for Legal and Business Studies, an academic endowment covering five universities in Tanzania. Mr. Kahama is also author of a Book called "SIR GEORGE: A Thematic History of Tanzania Through His Fifty Years of Public Service", printed in 2010.  Mr. Kahama, age 45, devotes his full time to the business and affairs of the Company.

Dr. Norman Betts, Ph.D., Director

Dr. Betts is an associate professor, Faculty of Business Administration, University of New Brunswick (UNB) and a Chartered Accountant Fellow (FCA). Dr. Betts serves as a Chair of the board of directors of Starfield Resources Inc. and as a director and member of the audit committees of Tembec Inc., New Brunswick Power Corporation, Export Development Canada and Adex Mining Inc. He is also a co-chair of the board of trustees of the UNB Pension Plan for Academic Employees. He is a former Finance Minister and Minister of Business New Brunswick with the Province of New Brunswick. He was awarded a PhD in Management from the School of Business at Queen’s University in 1992. Dr. Betts, age 59, devotes approximately 10% of his time to the business and affairs of the Company.

Dr. William Harvey, B.A., Ph.D., Director

Dr. Harvey is a Clinical Psychologist, who for over thirty years has served as a consultant and technical expert on matters relating to substance abuse prevention and mental health promotion to a wide variety of private and governmental programs and agencies in the United States. These include the National Institute of Drug Abuse, the National Institute of Alcoholism and Alcohol Abuse, the Office of Juvenile Justice & Delinquency Prevention, and the National Mental Health Association. He was an Adjunct Professor in the Department of Sociology at Washington University, and a Senior Research Scientist at the Missouri Institute of Mental Health, University of Missouri. He continues to be involved in the formulation of new programs and policies aimed at the betterment of society.  Dr. Harvey will continue to expand the role which the Company has at the local level to ensure that stakeholder interests are addressed.  Dr. Harvey, age 80, devotes approximately 10% of his time to the business and affairs of the Company.

Rosalind Morrow, B.A., B.Ed., A.R.C.T, LL.B., Director

A graduate of Trinity College, Toronto, the Royal Conservatory of Music of Toronto and the University of Toronto Law School, Ms. Morrow specializes in corporate and securities law with a particular emphasis on financings, including government and structured finance, corporate governance and mergers and acquisitions. She has advised Canadian and international corporations on a number of major projects in the financial, communications and resource sectors. Ms. Morrow is a former member of the Securities Advisory Committee to the Ontario Securities Commission. Since the inception of the program in 2001, Ms. Morrow has been lead external counsel to Canada Mortgage and Housing Corporation on over $250 billion in fully underwritten global bond issuances under its Canada Mortgage Bond Program, and since 2008 has represented the Canadian federal government on its $125 billion Insured Mortgage Purchase Program, the Canadian equivalent of the U.S. TARP Program. A past president of the Women’s Law Association of Ontario and recipient of its President’s Award, Ms. Morrow currently serves on the Board of Governors of Trent University. She is also Vice Chair of The Living City, the foundation arm of the Toronto and Region Conservation Authority, one of the largest environmental organizations in North America, dedicated to the preservation of a green environment in the Toronto region. Ms. Morrow, age 59, devotes approximately 10% of her time to the business and affairs of the Company.

Abdulkarim Hamisi Mruma, PhD., M.Sc. (Geology), B.Sc. (Geology), Director

Dr. Mruma is a graduate of the University of Dar es Salaam where he currently serves as a Professor of Geology. His post graduate studies included research sabbaticals at universities and government institutions in Germany, Belgium, Zimbabwe and Finland. He has authored numerous technical reports on various geological topics and contributed to several technical and non-technical journals on a broad range of geology and industry-related subjects. The list of publications includes UNESCO Magazine, Journal of African Earth Sciences, and the Tanzanian Journal of Earth Sciences. In addition to his academic duties, Dr. Mruma is Chief Executive Officer of the Geological Survey of Tanzania, a position he has held since October 2004. He also serves as a Board member of both Williamson Diamonds Limited, National Development Corporation, College of Earth Sciences of the University of Dodoma,  and the State Mining Corporation (STAMICO) of Tanzania, the Company's joint venture partner for the Buckreef Gold Mine Re-development Project. Dr. Mruma is the Chairman of the Advisory Board of Mineral Resources Institute and he also acts as National Coordinator of International Geological Correlation Programs and International Year of Planet Earth Programs. He is also a member of the Research and Development Advisory Committee on Natural Resources - Tanzania Commission for Science and Technology (COSTECH). Dr. Mruma, age 58, devotes approximately 10% of his time to the business and affairs of the Company.

Ulrich E. Rath, Director

Mr. Rath has a wide range of experience in the mining industry, and has specific experience in North America, South America including Argentina, Chile and Peru and in South Africa. Mr. Rath was the President and CEO and Director of Chariot Resources Ltd., a junior resource company focused on the exploration, acquisition and development of copper and precious metal mineral deposits in the Andes region of Latin America. In June 2010 Mr. Rath facilitated the sale of Chariot Resources following a global auction. The sale was approved by over 98% of the shareholders of Chariot Resources. As the former President, CEO and Director of Chimera Gold Corp. (previously known as EAGC Ventures), Ulrich Rath was responsible for facilitating the $US67 million acquisition of gold operations in the East Rand region of South Africa that now produce more than 200,000 ounces gold per annum. Subsequently, the Board of Chimera agreed to a 1:1 merger with Bema Gold Corp.  He was formerly CEO and director of Compania Minera Milpo a medium sized Peruvian zinc mining company.   Mr. Rath was also formerly Vice-President, Corporate Development, for Rio Algom Ltd. from December 1992 to October 1998.  Rio Algom Ltd. was a U.S. reporting issuer, whose common shares were listed on the American Stock Exchange.  Mr. Rath, age 67, devotes approximately 10% of his time to the business and affairs of the Company.

Steven Van Tongeren, B.Sc, CPA, Chief Financial Officer

Mr. Van Tongeren holds a Bachelor of Science degree from the State University of New York and is a Certified Public Accountant. He completed Executive Finance Management Training at INSEAD France, one of the world's leading and graduate business schools. He has extensive international experience having lived and worked in various countries. Mr. Van Tongeren was Executive Director, Finance for a London Stock Exchange listed restaurant group operating throughout Europe. He successfully brought the privately held company to full public listing and went on to complete major fund raising for the company's rapid international expansion. He acted as Vice President, Finance and Administration, for PolyGram Video and later as Manager of World-Wide Consolidation and Reporting for Polygram International BV. In that capacity he was responsible for preparing all consolidated world-wide financial reporting for one of the world's major record and film entertainment companies with subsidiaries in 34 countries. He served as European and South African Financial Director for the Borden Food Inc. International packaging group with manufacturing and sales operations throughout Europe and South Africa. Mr. Van Tongeren has worked as Senior Operations Auditor for Gulf & Western Inc. where he was responsible for domestic and international company audits and special project due diligence. Mr. Van Tongeren, age 56, devotes his full time to the business and affairs of the Company.

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
66

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
68

Based on the foregoing definition, the Company has six (6) NEOs for the fiscal year ended August 31, 2013: James E. Sinclair, President and CEO; Joseph Kahama, Chairman and COO (Tanzania); Steven Van Tongeren, CFO, Victoria Luis, Corporate Accountant, Phillip Kaniki, General Manager and Helen Hansen, Corporate Secretary.

The following tables set forth particulars concerning the compensation of the named executive officers for the Company’s last three fiscal years ended August 31, 2013:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share-based awards ($)		Option-based awards ($)	Non-equity incentive plan compen- sation ($)	Pension Value ($)	All other compensation ($)	Total compensation ($)
			Annual incentive plans (RSU)	Long term incen- tive plans (ESOP)
James Sinclair, President and CEO	2013 2012 2011	87,512(11) 69,803(11) 22,459(8)	Nil Nil Nil	Nil Nil Nil	None None None	None None None	None None None	10,348 Nil Nil	97,860 69,803 22,459
Joseph Kahama, Chairman and COO (Tanzania)	2013 2012 2011	113,064(1)(11) 131,143(1)(11) 108,327(1)(8)	89,515(13) Nil Nil	Nil Nil Nil	None None None	None None None	None None None	149,700(18) Nil 2,328	352,279 131,143 110,655
Steven Van Tongeren Chief Financial Officer	2013 2012 2011	173,885(11) 166,100(11) 75,665(8)	311,125(16) 325,500(9) Nil	9,328 14,004 8,612	None None None	None None None	None None None	28,375 10,200 Nil	522,713 515,804 84,277
Helen Hansen Corporate Secretary	2013 2012 2011	87,120 85,800 78,600	120,250(14) 103,000(10) 40,000(5)	4,758 4,709 4,400	None None None	None None None	None None None	12,260 8,000 6,600	224,388 201,509 129,600
Victoria Luis Corporate Accountant	2013 2012 2011	113,665(11) 73,027(11) 12,926(11)	182,725(15) 158,750(12) 68,750(5)	Nil Nil Nil	None None None	None None None	None None None	14,395 3,000 Nil	310,785 234,777 81,676
Phillip Kaniki General Manager	2013 2012 2011	92,500(11) N/A N/A	41,225(17) N/A N/A	8,948 N/A N/A	None None None	None None None	None None None	8,500 N/A N/A	151,173 N/A N/A

N/A = Not Applicable

(1) Includes taxes paid in Tanzania and statutory deductions.

(5) Valued at $5.54 per RSU granted on May 20, 2008.

(8) US$ exchange = 0.9893

(9) Total is a combination of 20,000 RSUs valued at $6.90 per RSU granted on February 24, 2011 and 29,857 RSUs valued at $6.28 per RSU granted on May 6, 2011.

(10) Total is a combination of 10,416 RSUs valued at $3.84 per RSU granted on May 27, 2009 and 10,032 RSUs valued at $6.28 per RSU granted on May 6, 2011

(11) US$ exchange = 1.00

(12) Total is a combination of 17,903 RSUs valued at $3.84 per RSU granted on May 27, 2009 and 14,331 RSUs valued at $6.28 per RSU granted on May 6, 2011

(13) Valued at $4.69 per RSU granted on June 2, 2010..

(14) Total is a combination of 10,128 RSUs valued at $4.69 per RSU granted on June 2, 2010 and 14,877 RSUs valued at $4.89 per RSU granted on April 11, 2012

(15) Total is a combination of 14,659 RSUs valued at $4.69 per RSU granted on June 2, 2010, 23,307 RSUs valued at $4.89 per RSU granted on April 11, 1012,

(16) Total is a combination of 25,000 RSUs valued at $4.20 per RSU granted on February 24, 2012 and 42,152 RSUs valued at $4.89 per RSU granted on April 11, 2012

(17) Valued at $4.89 per RSU granted on April 11, 2012

(18) Total is a combination of $74,700 cash and 27,574 RSUs valued at $2.72 per RSU granted on July 3, 2013.

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

Incentive Plan Awards

Outstanding share-based awards and option-based awards

Option-based Awards					Share-based Awards
Name		Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money RSUs ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
James Sinclair, CEO	2013 2012 2011	N/A N/A N/A N/A	N/A N/A N/A	Not Applic- able	206,125(3) 206,125(1) 187,500(2)	57,577 42,152 29,857	206,125 206,125 187,500
Joseph Kahama, President	2013 2012 2011	N/A N/A N/A	N/A N/A N/A	Not Applic- able	281,125(4) 206,125(1) 193,750(2)	85,151 42,152 30,852	281,125 206,125 193,750
Steven Van Tongeren, CFO	2013 2012 2011	N/A N/A N/A	N/A N /A N/A	Not Applic- able	313,525(3) 311,125(5) Nil	87,577 67,152 Nil	313,525 311,125 Nil
Helen Hansen, Corporate Secretary	2013 2012 2011	NA N/A N/A	N/A N/A N/A	Not Applic- able	72,750(3) 72,250(1) Nil	20,321 14,877 Nil	72,750 72,250 Nil
Victoria Luis, Corporate Accountant	2013 2012 2011	N/A N/A N/A	N/A N/A N/A	Not Applic- able	113,975(3) 113,975(1) Nil	31,837 23,307 Nil	113,975 113,975 Nil
Phillip Kaniki, General Manager	2013 2012	N/A	N/A	Not Applicable	41,225(3) 41,225(1)	11,515 8,430	41,225 41,225

(1) Valued at $4.89 per RSU granted on April 11, 2012

(2) Valued at $6.28 per RSU granted on May 6, 2011

(3) Valued at $3.58 per RSU granted on April 10, 2013

(4) Total is a combination of 57,577 RSUs valued at $3.58 per RSU granted on April 10, 2013 and 27,574 RSUs valued at $2.72 per RSU granted on July 3, 2013

(5) Total is a combination of 25,000 RSUs valued at $4.20 per RSU granted on February 24, 2012 and 42,152 RSUs valued at $4.89 per RSU granted on April 1, 2012.

Incentive plan awards – Value vested or earned during the year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
James Sinclair, CEO	None	Nil	None
Joseph Kahama, President	None	$89,515	None
Steven Van Tongeren, CFO	None	$311,125	None
Helen Hansen, Corporate Secretary	None	$120,250	None
Victoria Luis, Corporate Acountant	None	$182,725	None
Phillip Kaniki, General Manager	None	$41,225	None

Long Term Incentive Plan Awards to NEOs

The Company has made long-term incentive plan awards during the fiscal year ended August 31, 2013 to NEOs of the Company. See “Restricted Stock Unit Plan” and “Employee Share Ownership Plan” below.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (“RSU Plan”) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of RSUs. Each RSU represents an entitlement to one common share of the Company, upon vesting. As of November 9, 2012, the Board resolved to suspend 1,500,000 common shares of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,000,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended. Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan. Any such performance goals are specified in the agreement between the Company and the recipient governing the award. The Board implemented the RSU Plan under which employees and directors are compensated for their services to the Company. See “Director Compensation.”

On April 26, 2011, the Company’s Restricted Stock Unit Plan was amended as the Plan expressly excluded the Chairman and Chief Executive Officer of the Company from participating in the Plan. As the joint office of Chairman and Chief Executive Officer of the Company no longer exists, and has been replaced by two new positions, being President and Chief Executive Officer and Chairman and Chief Operating Officer (Tanzania), the Board determined that it would be in keeping with the objects of the Plan and in the best interests of the Company that each of the offices of President and Chief Executive Officer and Chairman and Chief Operating Officer (Tanzania) be unambiguously included in the category of Service Providers eligible to receive awards of RSUs under the Plan, and that the wording of the Plan be amended as required to effect such result (as so amended, the “Amended RSU Plan”). The Amended RSU Plan was presented to shareholders and approved at the Company’s Annual General and Special Meeting held on March 1, 2012.

RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2013:

Name	Date of Grant	No. of RSUs(1)	Cash Compensation Election	Vesting Period(3)	Expiration Date
Norman Betts	April 10, 2013	11,470	$38,000	3 years	April 10, 2016
William Harvey	April 10, 2013	10,562	$37,812	1 year	April 10, 2014
Joseph Kahama	April 10, 2013	57,577	N/A	3 years	April 10, 2016
Joseph Kahama	July 3, 2013	27,574(2)	N/A	1 year	July 3, 2014
Rosalind Morrow	April 10, 2013	9,602	$34,375	3 years	April 10, 2016
Abdulkarim Mruma	April 10, 2013	11,068	$39,625	1 year	April 10, 2014
Ulrich Rath	April 10, 2013	11,042	$39,531	1 year	April 10, 2014
James Sinclair	April 10, 2013	57,577	N/A	3 years	April 10, 2016
Steven Van Tongeren	April 10, 2013	87,577	N/A	3 years	April 10, 2016
Helen Hansen	April 10, 2013	20,321	N/A	3 years	April 10, 2016
Victoria Luis	April 10, 2013	31,837	N/A	3 years	April 10, 2016
Phillip Kaniki	April 10, 2013	11,515	N/A	3 years	April 10, 2016
RSUs granted to directors and executive officers as a group: 347,722
(1)	Valued at $3.58 per RSU
(2)	Valued at $2.72 per RSU
(3)	Subject to the conditions of the Amended RSU Plan with respect to earlier vesting.

The following RSUs granted to directors during the fiscal year ended August 31, 2012 vested during fiscal year ended August 31, 2013 and 23,919 shares were issued on April 11, 2013:

Name	Date of Grant	No. of Shares(1)	Cash Compensation Election	Vesting Period	Expiration Date
William Harvey	April 11,2012	7,732	$37,812	1 year	April 11, 2013
Abdul Mruma	April 11, 2012	8,103	$39,625	1 year	April 11, 2013
Ulrich Rath	April 11, 2012	8,084	$39,531	1 year	April 11, 2013
(1)	Valued at $4.89 per RSU

The following RSUs granted to directors during the fiscal year ended August 31, 2010 vested during fiscal year ended August 31, 2013. 15,636 shares were issued on June 3, 2013:

Name	Date of Grant	No. of Shares(1)	Vesting Period	Expiration Date
Rosalind Morrow	June 2, 2010	15,636	3 years	June 3, 2013
(1) Valued at $4.69 per RSU.

Outstanding RSUs

RSUs granted to directors and executive officers during fiscal year 2013 are outstanding as of August 31, 2013.

Employee Share Ownership Plan

By an agreement dated May 1, 2003, the Company appointed Olympia Trust Company of Calgary, Alberta, as trustee (the “Trustee”) to manage and administer an ESOP. Under the ESOP, eligible employees, directors, and consultants can elect to contribute up to 30% of their salary or compensation on a monthly basis for investment by the Trustee in shares of the Company. The Company will contribute funds equal to 100% of the employee’s contribution up to an amount equal to 5% or less of the employee’s salary. The Company will contribute funds equal to 50% of the employee’s contribution for the next 6% to 30% inclusive of the employee’s salary. All share purchases are at market prices at the time of purchase, through the facilities of the TSX using registered representatives. As at August 31, 2013, fifteen participants, including participating directors, together with Company contributions, have purchased 37,301 common shares under the ESOP. The average monthly participant contributions are $5,895 and the Company’s matching monthly contribution is $4,900 per month. Included in the above contributions are the following director and NEO contributions:

Name	Director/Officer/NEO Contribution ($)	Company Contribution ($)	Number of Common Shares Purchased
Rosalind Morrow	10,000	10,000	5,382
Steven Van Tongeren	9,762	9,328	5,220
Helen Hansen	5,161	4,758	2,755
Phillip Kaniki	13,423	8,948	6,598

Pension Plan Benefits

The Company has not set aside or accrued any funds for pension, retirement or similar benefits.

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of the end of the Company’s most recently completed financial year end:

	Number of securities to be issued upon exercise of outstanding RSUs	Weighted average exercise price of outstanding RSUs	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (Restricted Stock Unit Plan)	621,578	$4.164	126,639
Total	621,578	$4.164	126,639

Director Compensation

Director Compensation Table

   The following table sets forth the value of all compensation provided to directors not including those directors who are also NEOs, for the Company’s most recently completed financial year:

Name	Fees Earned ($)	RSUs granted(1) (#)	Cash Compensation Election ($)	All Other Compensation (US$)	Total ($)
Norman Betts	79,062	11,470	38,000	Nil	79,062
William Harvey	75,625	10,562	37,812	Nil	75,625
Rosalind Morrow	68,750	9,602	34,375	Nil	68,750
Abdulkarim Mruma	75,625	11,068	36,000	Nil	75,625
Ulrich Rath	79,062	11,042	39,531	55,709(2)	134,771

(1) Valued at $3.58 per RSU (the closing price of the Company’s shares on April 10, 2013, the date of grant of the RSUs).

(2) Additional compensation to certain members of the Technical Committee for providing expert technical advice to the Company.

Directors who are also members of management do not receive any additional cash compensation for serving on the Board. All directors are granted RSUs as compensation for serving on the Company’s Board. Please see the table entitled “RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2013” under “Restricted Stock Unit Plan” above.

Annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437.50 per year for serving as Chair of a Committee. On April 11, 2012 the board approved that at the election of each individual director, up to one half of the annual compensation may be received in cash, paid quarterly. The remainder of the director’s annual compensation (at least one half, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the Amended RSU Plan with respect to earlier vesting. In 2013 outside directors had the option to elect to receive 100% of their compensation in RSUs. If 100% compensation in RSUs is elected, the compensation on which the number of RSUs granted in excess of the required one half shall be increased by 20%.

Under the Amended RSU Plan, at the election of each outside director, outside directors were granted 53,744 RSUs during the fiscal year ended August 31, 2013.

At the election of each outside director, directors’ fees of $160,852 were paid to outside directors during the fiscal year ended August 31, 2013.

Termination and Change of Control Benefits

There are currently no contracts for outside management services. There are two (2) employment contracts with certain NEOs, including Mr. Kahama and Mr. Steven Van Tongeren, whereby they will be entitled to receive an amount by way of severance payment equal to one month's salary per full year of service in the event of termination without cause. The employment contracts do not provide for change of control benefits. If a termination without cause was to have occurred on August 31, 2013, the Company would have been required to pay a severance payment in the aggregate amount of $132,500 in the case of Mr. Kahama and Mr. Van Tongeren.

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

The Company has a Technical Committee currently comprised of Joseph Kahama, Chair, Abdulkarim Mruma, Phillip Kaniki and Joas Kabete. The Technical Committee has approved a Technical Committee Manual defining Composition and Terms of Reference. Among other things, the Technical Committee reviews with management any exploration, geological, mining, metallurgical and other technical issues and reviews technical and financial issues associated with new and existing projects that require Board approval with respect to their technical and financial impact on the Company. The Technical Committee reports directly to the Board of Directors.

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
76

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
77

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
79

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

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

Financial Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	Non-Audit Fees
2013	Canada – $135,000 Tanzania - $35,000	Nil Nil	Nil Nil	Nil Nil
2012	Canada - $231,500 Tanzania - $52,760	Nil Nil	Nil Nil	Nil Nil

D.	Employees

The Company has one (1) full time employee located in South Surrey, British Columbia, Canada, one full time employee located in Sharon, Connecticut, USA, thirty-three (33) full time employees located in Buckreef, Tanzania, and seven (7) full time employees located in Dar es Salaam, Tanzania.

The Company also hires employees on a part time or temporary basis as dictated by the exploration activities on its properties. The full time and temporary employees and consultants of the Company can be grouped according to main category of activity and geographic location as follows:

Location	Category	Full Time Employees	Temporary Employees	Full Time Consultants	Part Time Consultants
South Surrey, Canada	Administration	1	Nil	Nil	Nil
Buckreef , Tanzania	Administration	13	Nil	Nil	Nil
	Exploration	19	Nil	Nil	Nil
Dar es Salaam, Tanzania	Administration	7	Nil	Nil	Nil
	Exploration	1	Nil	Nil	Nil
Connecticut, USA	Administration	1	Nil	2	Nil

E.	Share Ownership

The following table sets forth the share ownership of our directors and named executive officers, held by such persons as of August 31, 2013.

Name of Owner	Number of Shares Owned	Percentage (1)
Norman Betts	2,100	<0.01%
Helen Hansen	2,501	<0.01%
William Harvey	340,090	0.33%
Joseph Kahama	15,800	<0.01%
Victoria Luis	144,011	0.14%
Rosalind Morrow	445,065	0.44%
Abdulkarim Mruma	20,947	0.02%
Ulrich E. Rath	69,789	0.07%
James E. Sinclair	1,885,543	1.87%
Steven Van Tongeren	116,161	0.11%
All directors and named executive officers as a group	3,042,007	3.01%
(1)	calculation based on 100,922,582 shares of common stock outstanding as of August 31, 2013

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

As of August 31, 2013, the Company knows of one shareholder who beneficially own more than five (5%) of the outstanding shares of the Company’s voting securities as set forth in the following table:

Title of Class	Identity of Holder(2)	Amount Owned	Percent of Class(1)
Common Shares	Van Eck Associates Corporation	8,408,462	8.33%
(1)	Based on the issued and outstanding shares of the Company of 100,922,582 shares as at September 30, 2013
(2)	As per information provided pursuant to sec. 2.2 of NI 62-103 an Alternative Monthly Report filed on SEDAR on October 4, 2013

The following table sets out the portion of common shares of the Company held by registered shareholders in Canada, the United States of America, and all other countries by total number of holders, total shareholdings, percentage of total issued shares, and percentage of total holders as of August 31, 2013:

Jurisdiction Shareholders of Record	Number of Shareholders	Number of Common Shares	Percentage of Total Issued Shares	Percentage of Total Holders
United States	1,486	40,158,652	40%	83%
Canada	206	58,705,294	58%	11%
Other Countries	99	2,058,636	2%	6%
TOTAL	1,791	100,922,582	100%	100%

B.	Related Party Transactions

Financing Transactions

None

Other Related Party Transactions

The Company engages a legal firm for professional services in which one of the Company’s directors is a partner. During the year ended August 31, 2013, the legal expense charged by the firm was $269,880 (2012 - $553,949), of which $13,143 remains payable at August 31, 2013 (2012 - $140,245).

During the year ended August 31, 2013, $375,342 (2012 - $365,049) was paid or payable by the Company to directors for serving on the Board and/or related Committees.

During the year ended August 31, 2013, $21,364 (2012 - $8,886) was paid to a company associated with the Company’s Chairman and COO and his spouse for office rental.

During the year ended August 31, 2013, $55,709 (2012 - $130,160) was paid or payable by the Company to directors as incremental fees for serving on the Company’s Technical Committee.

During the year ended August 31, 2013, $23,750 (2012 - $nil) was paid to a company associated with the Company’s CFO for office rental.

At August 31, 2013, the Company has a receivable of $nil (2012 - $22,977) from an organization associated with the Company’s President and CEO.

The above transactions were in the normal course of operations and were measured at the exchange amount which is the amount agreed to by the related parties.

C.	Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Statements

A.	Consolidated Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of the Company for the fiscal years ended August 31, 2013 and 2012 with the Report of Independent Registered Public Accounting Firm, comprised of:

(a)	Consolidated Balance Sheets as of August 31, 2013 and 2012;

(b)	Consolidated Statements of Comprehensive Loss for the years ended August 31, 2013 and 2012;

(c)	Consolidated Statements of Changes in Equity for the years ended August 31, 2013 and 2012;
83

(d)	Consolidated Statements of Cash Flows for the years ended August 31, 2013 and 2012; and

(e) Notes to the consolidated financial statements.

Dividend Policy

The Company has never paid dividends and does not intend to in the near future.

Litigation

The Company in the ordinary course of business has been notified of a claim for additional compensation by a contractor and believes that the ultimate outcome of this action will not have a material adverse effect on its operation results, liquidity or financial position.

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

As of August 31, 2013 there were 1,486 registered shareholders in the United States holding 40% of the Company’s outstanding common shares, representing approximately 83% of the total number of registered shareholders. The Company’s Common share is issued in registered form and the percentage of shares reported to be held by registered holders in the United States is taken from the records of the Computershare Trust Company of Canada in the City of Vancouver, the registrar and transfer agent for the common share.

The number of registered shareholders resident in the United States is attributed as to 0.15% to directors and officers of the Company who are United States residents; a further 0.2% held by United States residents who are immediate family members of a director and officer of the Company; and the balance of 39.65% are United States residents who have purchased shares in the secondary market, through the facilities of the Toronto Stock Exchange or NYSE MKT.

The high and low market prices expressed in Canadian dollars on the Toronto Stock Exchange and the high and low expressed in US dollars on the NYSE MKT for the Company’s common share for the last five years, for the last six months, and each quarter for the last three fiscal years

	Toronto Stock Exchange (Canadian Dollars)
Last Six Months	High	Low	Volume
October 2013	2.67	2.13	1,555,714
September 2013	4.14	2.61	4,101,108
August 2013	4.40	2.96	2,176,942
July 2013	3.79	2.54	1,284,084
June 2013	3.61	2.20	1,402,331
May 2013	3.49	2.38	1,529,084

2012-2013	High	Low	Volume
Fourth Quarter ended August 31, 2013	4.40	2.20	4,863,35,7
Third Quarter ended May 31, 2013	4.32	2.38	4,699,925
Second Quarter ended February 28, 2013	4.78	3.02	3,153,469
First Quarter ended November 30, 2012	5.21	4.28	3,575,412

2011-2012	High	Low	Volume
Fourth Quarter ended August 31, 2012	5.18	3.88	4,992,199
Third Quarter ended May 31, 2012	5.28	3.25	7,107,846
Second Quarter ended February 28, 2012	4.50	2.21	4,369,050
First Quarter ended November 30, 2011	5.87	1.59	8,577,391

2010-2011	High	Low	Volume
Fourth Quarter ended August 31, 2011	7.55	5.32	4,347,116
Third Quarter ended May 31, 2011	7.40	5.88	4,305,338
Second Quarter ended February 28, 2011	7.39	5.93	4,424,588
First Quarter ended November 30, 2010	7.79	5.74	4,882,585

Last Five Fiscal Years	High	Low
2013	5.21	2.20
2012	5.87	1.59
2011	7.79	5.32
2010	5.98	2.91
2009	6.50	1.99

	NYSE MKT (US Dollars)
Last Six Months	High	Low	Volume
October 2013	2.64	2.05	10,355,573
September 20132	4.06	2.53	23,601,462
August 2013	4.15	2.80	12,592,574
July 2013	3.70	2.39	7,873,621
June 2013	3.49	2.14	9,997,166
May 2013	3.38	2.35	8,048,873

2012-2011	High	Low	Volume
Fourth Quarter ended August 31, 2013	4.15	2.14	30,,463,361
Third Quarter ended May 31, 2013	4.20	2.35	30,245,852
Second Quarter ended February 28, 2013	4.79	3.03	25,583,328
First Quarter ended November 30, 2012	5.34	4.32	20,539,806

2012-2011	High	Low	Volume
Fourth Quarter ended August 31, 2012	4.82	3.74	25,848,383
Third Quarter ended May 31, 2012	5.32	3.20	51,388,433
Second Quarter ended February 28, 2012	4.56	2.18	33,685,275
First Quarter ended November 30, 2011	5.94	1.56	55,934,886

2010-2011	High	Low	Volume
Fourth Quarter ended August 31, 2011	7.82	5.38	25,477,782
Third Quarter ended May 31, 2011	7.48	5.95	29,742,121
Second Quarter ended February 28, 2011	7.40	5.95	30,188,047
First Quarter ended November 30, 2010	7.57	5.46	33,640,881

Last Five Fiscal Years	High	Low
2013	5.34	2.14
2012	5.94	1.56
2011	7.82	5.38
2010	5.63	2.69
2009	5.29	1.58

B.	Plan of Distribution

Not Applicable.

C.	Markets

The Company’s common share is listed on the Toronto Stock Exchange under the trading symbol “TNX” and on the NYSE MKT under the trading symbol “TRX”.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

Item 10. Additional Information

A.	Share Capital

          The Company’s Restated Articles of Incorporation authorized the Company to issue an unlimited number of common shares. On November 23, 2011 the Board resolved that the Company authorize for issuance up to a maximum of 115,000,000 common shares, subject to further resolutions of the Company’s board of directors, from time to time. Of the 115,000,000 common shares authorized, without par value, 100,922,582 shares were issued and outstanding as of August 31, 2013.

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

The following table reconciles the total number of shares outstanding for the last three fiscal years:

	No. of Shares	Amount
Total Outstanding as of August 31, 2011	99,758,753	109,935,253
Add: Issued on conversion of convertible debt	233,318	950,213
Issued for services	35,000	115,834
Exercise of compensation options	250,000	1,000,000
Issued pursuant to Restricted Share Unit Plan	182,866	1,024,793
Reserve transferred on exercise of compensation warrants		450,765
Total Outstanding as of August 31, 2012	100,459,937	113,476,858
Add: Issued on conversion of convertible debt	221,337	986,334
Issued pursuant to Restricted Share Unit Plan	241,308	1,151,010
Total Outstanding as of August 31, 2013	100,922,582	115,614,202

Shares are issued by the Company with the regulatory acceptance of the Toronto Stock Exchange and NYSE MKT, upon resolution of the Board of Directors of the Company. As of August 31, 2013 there are a total of 100,922,582 common shares issued and a further 621,578 common shares reserved for issuance under outstanding RSUs, 204,772 common shares reserved for issuance under 3-year convertible promissory notes and 5,506,579 for issuance under outstanding warrants. 204,772 shares reserved for issuance under 3-year convertible promissory notes matured on September 14, 2013. The Holders elected repayment of the promissory notes in cash and accordingly, $1,060,000 plus interest in the amount of $30,000 was paid on September 16, 2013.

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

“(b) The Directors, may, between annual general meetings, appoint one or more additional directors of the Company to serve until the next annual general meeting, but the number of additional Directors shall not at any time exceed one‑third (1/3) of the number of Directors who held office at the expiration of the last annual meeting of the corporation.”

The Company was registered in the Province of British Columbia as an extra provincial company under the Company Act (British Columbia) on August 5, 1994.

The Articles of the Company were further amended on February 15, 1996 as follows:

•	the provisions of the Articles authorizing the issue of Class “B” Voting shares, Class “C”

Non‑Voting shares and Class “D” Preferred shares were deleted;

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

Under Alberta law certain items such as an amendment to the Company’s articles or entering into a merger, requires approval by a special resolution, which means (a) a resolution passed by a majority of not less than 2/3 of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the company (b) a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company

89

.

C.	Material Contracts

The following are the material contracts of the Company (other than contracts in the ordinary course of business) entered into within the last two years:

Date	Names of Parties	Description of General Nature of the Contract	Consideration Paid; Terms and Conditions
December 10, 2012	Director of Wildlife, Wildlife Division, Ministry of Natural Resources and Tourism and the Company	Kigosi Access Agreement	N/A
November 25, 2011	Computershare Trust Company of Canada as Rights Agent and the Company	Shareholder Rights Plan	N/A
October 25, 2011	State Mining Corporation (Stamico) and the Company	Joint Venture Agreement for the development of the Buckreef Project	Through its wholly-owned subsidiary, Tanzania American International Development Corporation 2000 Limited (Tanzam), the Company will hold a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holding the remaining 45%.

D.	Exchange Controls

Canada

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non‑resident holder of common shares other than withholding tax requirements. Any such remittances to United States residents are subject to withholding tax. See “Taxation.”

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non‑resident to hold or vote the common shares, other than as provided in the Investment Act. The following discussion summarizes the principal features of the Investment Act for a non‑resident who proposes to acquire the common shares.

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Canada Act (a “non‑Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non‑Canadian other than a “WTO Investor” (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the common shares by a WTO Investor, or by a non‑Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount, which as specified in 2009 was any amount in excess of $312 million. A non‑Canadian would acquire control of the Company for the purposes of the Investment Canada Act if the non‑Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

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

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or of any political subdivision thereof, which has elected to be treated as a corporation for U.S. federal income tax purposes, an estate whose income is taxable in the U.S. irrespective of source, or a trust subject to primary supervision of a court within the U.S. and control of a U.S. fiduciary, and who holds common shares solely as capital property and who owns (directly and indirectly) no more than 5% of the value of the total outstanding stock of the Company (a “U.S. Holder”). This summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Canada Revenue Agency, and on the current provisions of the Canada‑United States Income Tax Convention, 1980, as amended (the “Treaty”). Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any U.S.) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

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

A shareholder may make a section 1295 election with respect to a PFIC for any taxable year of the shareholder (shareholder’s election year). A section 1295 election is effective for the shareholder’s election year and all subsequent taxable years of the shareholder. Procedures exist for both retroactive elections and filing of protective statements. Once a section 1295 election is made it remains in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company re‑qualifies as a PFIC, the section 1295 election previously made is still valid and the shareholder is required to satisfy the requirements of that election. Once a shareholder makes a section 1295 election, the shareholder may revoke the election only with the consent of the Commissioner. Nevertheless, the Commissioner in his discretion may invalidate or terminate a section 1295 election applicable to a shareholder, if the shareholder and the Company fail the annual reporting requirements of the section 1295 election.

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

Value Added Tax (“VAT”)

Taxable Supplies	Rate
Supply of goods and services in Mainland Tanzania	18%
Import of goods and services in Mainland Tanzania	18%
Export of goods and services from Mainland Tanzania*	0%
Special relief to some entities/items **	10%

VAT registrable threshold is TShs. 40 Million (or about US$25,000 at prevailing exchange rates).

Withholding Tax

Withholding tax is charged at the rates specified below:

	Resident	Non-Resident
Dividend	10%	10%
Dividend from listed on the Dar es Salaam Stock Exchange	5%	5%
Interest	10%	10%
Royalties	0%	15%
Management Fees	5%	15%
Professional Fees	5%	15%
Rent, Premium for Use of Property	10%	15%
Pension/Retirement Annuity	10%	15%
Service fee	5%	15%
Insurance premium	0	5%

Special Rates for Persons Engaged in “Mining Operations” Rates

	Resident	Non-Resident
Technical Services to Mining Operations	5%	15%
Management Fee	0%	15%

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

The Company files annual reports and other information with the SEC. You may read and copy any document that we file at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1‑800‑SEC‑0330 for more information about the Public Reference Rooms. The SEC also maintains a website, www.sec.gov, where you may obtain our reports. We also file certain reports with the Canadian Securities Administrators that you may obtain through access of the SEDAR website, www.sedar.com.

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

The following table sets forth the percentage of the Company's administrative expense by currency for the year ended August 31, 2013.

By Currency

2013
Canadian Dollar	25%
U.S. Dollar	50%
Tanzanian Shilling	25%
Total:	100%

           Such administrative expense by currency may change from time to time, but it has been roughly the same year to year. Further, the Company incurred net exploration costs of $4,109,573 and $9,593,993for the years ended August 31, 2013 and 2012 respectively, which are primarily paid in U.S. dollars.

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

2009	2010	2011	2012	2013 (Average to August 31)
$972.35	$1,224.53	$1,571.52	$1,668.98	$1,470.77

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

Management’s Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company’s management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2013.  In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  The Company’s management has completed their review and testing of the Company’s internal control over financial reporting and concluded that they are appropriately designed and operating effectively as of August 31, 2013.

The Public Company Accounting Oversight Board’s Auditing Standard No. 5 defines a material weakness as a control deficiency, or a combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected.

Attestation Report of the Registered Public Accounting Firm

Our independent auditor, Ernst & Young LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 20-F, has issued an attestation report on the Company's internal control over financial reporting.  Their attestation report appears with the Financial Statements.

Changes in Internal Controls over Financial Reporting

During the year ended August 31, 2013, the Company continued to strengthen internal controls and implement additional segregation of duties on both administrative and operational sides of the business. New procedures and controls are documented and implemented in conjunction with the continued growth of the Company. The Chief Executive Officer and the Chief Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities. Management have also designed internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of  financial statements in accordance with IFRS.

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

Item 16 C. Principal Accountant Fees and Services

The Company’s independent auditor for the fiscal years ended August 31, 2013 and 2012 was Ernst & Young LLP, Chartered Accountants (2013) and KPMG LLP, Chartered Accountants (2012).

Our Audit and Compensation Committee pre-approves all services provided by our independent auditors. All of the services and fees described below were reviewed and pre-approved by our audit committee.

The following summarizes the significant professional services rendered by Ernst & Young LLP for the year ended August 31, 2013 and KPMG LLP for the year ended August 31, 2012:

Fiscal Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2013	Canada – $135,000 Tanzania - $35,000	Nil Nil	Nil Nil	Nil Nil
2012	Canada – $231,500 Tanzania - $52,760	Nil Nil	Nil Nil	Nil Nil

Item 16 D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16 E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

ITEM 16 F. Change in Registrant’s Certifying Accountant

On December 20, 2012, the Company decided not to reappoint KPMG LLP (“KPMG”) as our independent accountant effective as of the expiry of KPMG’s current appointment at the close of the annual shareholder’s meeting held on February 28, 2013.

KPMG’s report on our consolidated statements of financial position as of August 31, 2012, August 31, 2011 and September 1, 2010, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended August 31, 2012 and August 31, 2011 did not contain an adverse opinion, and was not modified as to uncertainty, audit scope or accounting principles.

The decision to change our independent accountant was made and approved by our Audit Committee on December 20, 2012, which is comprised of independent directors who serve on the Company’s Board of Directors.

During the fiscal years ended August 31, 2012 and 2011 and the subsequent interim period through to February 28, 2013, there have been no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of KPMG, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

A letter from KPMG addressed to the SEC is attached in Exhibit 4.19 to this Form 20-F.

On December 20, 2012, we engaged Ernst & Young LLP (“E&Y”) to serve as our independent registered public accounting firm effective March 1, 2013, for our fiscal year ended August 31, 2013.  During our most recent fiscal years ended August 31, 2012 and 2011, and through the subsequent interim periods ended November 30, 2012 and February 28, 2013, we did not consult with E&Y regarding (i) the application of accounting principles to a specific transaction, either completed or contemplated, or the type of audit opinion that might be rendered on our financial statements, and no written report or oral advice was provided to us that was an important factor to be considered by us in reaching a decision as to an accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement of the type described in paragraph (a)(1)(iv) or any reportable event as described in paragraph (a)(1)(v) of Item 16F of Form 20-F.

We have requested E&Y to review the disclosure required by this Item 16F(a) and provided E&Y the opportunity to furnish us a letter addressed to the SEC containing any new information, clarification of our views, or the respects in which E&Y does not agree with our statements made in response to this Item 16F(a).  E&Y has provided us no letter.

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

Item 16 H. Mine Safety Disclosure

The Company is in the exploration stage and its mining properties are located outside the United States.

Part III

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards and are expressed in Canadian dollars.

Item 19. Exhibits

Exhibit No. Name

1.1	Articles and Bylaws of Tan Range Exploration Corporation, as amended.(1)
1.2	Certificate of Amendment for Change of Name dated February 28, 2006 (6)
1.3	Certificate of Amendment and Registration of Restated Articles dated March 7, 2008 for increase in the maximum number of directors to eleven (6)
2.1	Employee Share Ownership Plan (2003) (1)
2.2	2001 Stock Option Plan (1)
2.3	Shareholder Rights Plan(2)
2.4	2011 Shareholder Rights Plan(9)
2.5	Restricted Stock Unit Incentive Plan(4)
2.6	Amended Restricted Stock Unit Incentive Plan(8)
4.1	Subscription and Property Option Agreement dated May 31, 1999 between the Company and Barrick Gold Corporation (2)
4.2	Option Agreement dated December 14, 2001 between Tanzam 2000 Limited and Barrick Exploration Africa Limited(2)
4.3	Letter of Intent dated January 20, 2003 between the Company and Northern Mining Explorations Ltd., as amended by Letter Agreement dated March 18, 2003(2)
4.4	Letter of Intent dated July 21, 2003 between the Company and Ashanti Goldfields (Cayman) Limited (2)
4.8 4.9

Option Agreement dated September 7, 2004 between the Company and Northern Mining Explorations Ltd. (3)

Purchase and Sale Agreement dated September 26, 2006 between the Company and Ashanti Goldfields (Cayman) Limited (4)

4.10	Option and Royalty Agreement dated January 25, 2007 between the Company and Sloane Developments Ltd.(5)
4.12	March 27, 2009 Subscription Agreement for purchase of 248,139 common shares with James E. Sinclair(6)
4.13	February 23, 2009 Subscription Agreement for purchase of 189,036 common shares with James E. Sinclair(6)
4.14	February 1, 2009 Subscription Agreement for purchase of $3,000,000 of common shares with James E. Sinclair(6)
4.15	August 24, 2010 Subscription Agreement for purchase of 144,430 common shares with James E. Sinclair(7)
4.16	Heads of Agreement dated December 16, 2010 between the Company and State Mining Corporation(8)
4.17	Joint Venture Agreement dated October 25, 2011 between the Company and State Mining Corporation(8)
4.18	Kigosi Access Agreement dated December 10, 2012 between the Company and The Director of Wildlife, Wildlife Division, Ministry of Natural Resources and Tourism*
105

4.19	Letter from KPMG*
8.1	List of Subsidiaries*
12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act*
12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act*
13.1	Certification under Section 1350*
15.1	Consolidated Financial Statements for the years ended August 31, 2013 and 2012 *
15.2	Management’s Discussion and Analysis for the years ended August 31, 2013 and 2012*

* Filed herewith

(1)	Previously filed on Form 20-F filed with the SEC on March 15, 2004
(2)	Previously filed on Amendment No. 1 to Form 20 with the SEC on June 28, 2004
(3)	Previously filed on Form 20-F with the SEC on February 10, 2005
(4)	Previously filed on Form 20-F with the SEC on November 30, 2006
(5)	Previously filed on Form 20-F with the SEC on November 30, 2007
(6)	Previously filed on Form 20-F with the SEC on November 25, 2009
(7)	Previously filed on Form 20-F with the SEC on November 30, 2010
(8)	Previously filed on Form 20-F with the SEC on December 12, 2011
(9)	Previously filed on Form 20-F with the SEC on November 27, 2012

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date November 12, 2013

TANZANIAN ROYALTY EXPLORATION CORPORATION

By: “James E. Sinclair”

James E. Sinclair,

President and Chief Executive Officer

(Principal Executive Officer)

107