Form 20-F
period 2014-08-31
TANZANIAN ROYALTY EXPLORATION CORP
filed 2014-11-03
CIK 1173643

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________________

FORM 20-F

_________________________

❑

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

August 31, 2014

❑

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

 to

❑

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

ALBERTA, CANADA

(Jurisdiction of Incorporation or Organization)

44th Floor, Scotia Plaza

40 King Street West

Toronto, Ontario

M5H 3Y4

(Address of Principal Executive Offices)

James Sinclair

Chief Executive Officer

Tanzanian Royalty Exploration Corporation

44th Floor, Scotia Plaza

40 King Street West

Toronto, Ontario

M5H 3Y4

Telephone:  1.844.364.1830

Fax: 860.799.0350

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, without Par Value

NYSE MKT LLC

(Title of Class)

Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  101,325,880.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

❑  Yes

☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ❑  Yes   ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes

❑  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

❑  Yes

❑  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer

❑

Accelerated filer

☒

Non-accelerated filer

❑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ❑

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒

Other  ❑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Company has elected to follow.

Item 17  ❑

Item 18  ❑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ❑ Yes  ☒ No

TABLE OF CONTENTS

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

Capitalization and Indebtedness

9

C.

Reasons for the Offer and Use of Proceeds

9

D.

Risk Factors

9

Item 4.

Information on the Company

16

A.

History and Development of the Company

16

B.

Business Overview

17

Plan of Operations

18

Governmental Regulations

24

C.

Organizational Structure

25

D.

Property, Plant and Equipment

26

Buckreef Property

26

Kigosi Property

33

Lunguya Property

37

Itetemia Property

40

Luhala Property

44

Kabanga Project

46

Item 4.A.

Unresolved Staff Comments

48

Item 5.

Operating and Financial Review and Prospects

48

A.

Operating Results

50

B.

Liquidity and Capital Resources

56

C.

Research and Development, Patents and License, etc.

58

D.

Trend Information

58

E.

Off Balance Sheet Arrangements

58

F.

Tabular Disclosure of Contractual Obligations

58

Item 6.

Directors, Senior Management and Employees

58

A.

Directors and Senior Management

58

B.

Executive Compensation

63

C.

Board Practices

71

D.

Employees

77

E.

Share Ownership

77

Item 7.

Major Shareholders and Related Party Transactions

78

A.

Major Shareholders

78

B.

Related Party Transactions

79

C.

Interests of Experts and Counsel

80

Item 8.

Financial Statements

80

A.

Consolidated Statements and Other Financial Information

80

B.

Significant Changes

81

Item 9.

The Offering and Listing

81

- ii -

A.

Offering and Listing Details

81

B.

Plan of Distribution

83

C.

Markets

83

D.

Selling Shareholders

83

E.

Dilution

83

F.

Expenses of the Issue

83

Item 10.

Additional Information

84

A.

Share Capital

84

B.

Articles of Association and Bylaws

84

C.

Material Contracts

86

D.

Exchange Controls

87

E.

Taxation

88

F.

Dividends and Paying Agents

96

G.

Statement by Experts

96

H.

Documents on Display

96

I.

Subsidiary Information

96

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

97

Item 12.

Description of Securities Other than Equity Securities

97

PART II

Item 13.

Defaults, Dividend Arrears and Delinquencies

98

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

98

Item 15.

Controls and Procedures

98

Item 16 A.

Audit Committee Financial Expert

99

Item 16 B.

Code of Ethics

99

Item 16 C.

Principal Accountant Fees and Services

100

Item 16 D.

Exemptions from the Listing Standards for Audit Committees

100

Item 16 E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

100

Item 16 F.

Change in Registrant's Certifying Accountant

100

Item 16 G.

Corporate Governance

101

Item 16 H

Mine Safety Disclosure

102

PART III

Item 17.

Financial Statements

102

Item 18.

Financial Statements

102

Item 19.

Exhibits

102

Cautionary Note to U.S. Investors Concerning Estimates of Mineral Resources

Tanzanian Royalty Exploration Corporation (the “Company”) advises U.S. investors that while the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” (see “Glossary of Technical Terms – Canadian Terminology” herein) are recognized and required by Canadian securities regulations, the U.S. Securities and Exchange Commission (“SEC”) and their regulations do not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into mineral reserves.

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

PART I

Item 1.

Identity of Directors, Senior Management and Advisers

A.

Directors and Senior Management:

Not applicable.

B.

Advisers

Not applicable.

Item 2.

Offer Statistics and Expected Timetable

Not applicable.

Item 3.

Key Information

A.

Selected Financial Data

The audited financial statements for the Company’s fiscal years ended August 31, 2014, 2013, 2012, 2011 and 2010 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  The following selected financial data is based on financial statements prepared in accordance with IFRS and is presented for the three most recent financial years.  Unless stated otherwise, reference to dollar amounts shall mean Canadian dollars.

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

The following is a summary of certain selected financial information for the Company’s five most recently completed fiscal years (in Canadian dollars, except number of shares):

IFRS 2014-2012

	2014	2013	2012	2011	2010 [1]
Operations:

Revenues	$ --	$ --	$ --	$ --	$ -

Net loss	(2,416,265)	(3,225,998)	(8,897,843)	(11,132,371)	(3,427,655)

Basic and diluted loss per share	(0.02)	(0.03)	(0.09)	(0.12)	(0.04)

	2014	2013	2012	2011	2010 [1]
Balance sheet:

Working Capital	1,325,667	5,416,104	18,165,431	30,451,179	1,113,969

Total Assets	52,792,901	58,193,340	65,711,075	67,632,380	32,783,560

Net Assets	51,503,996	52,319,699	53,205,396	56,491,892	30,321,539

Share Capital	117,153,440	115,614,202	113,476,858	109,935,253	72,855,310

Number of Shares	101,325,880	100,922,582	100,459,937	99,758,753	91,415,459

Deficit	69,095,649	67,117,263	64,098,273	55,504,339	43,884,125

(1)

The Canadian Accounting Standards Board required that Canadian publicly accountable enterprises adopt IFRS for financial periods beginning on and after January 1, 2011.  The Company adopted IFRS with an adoption date of September 1, 2011 and a transition date of September 1, 2010.  Previously, the Company’s financial statements were prepared in accordance with Canadian generally accepted accounting principles.

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars (“CDN”) and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1):

Year Ended: August 31	Average	Period End	High	Low
2014	1.0777	1.0858	1.1251	1.0237
2013	1.011	1.0554	1.0578	0.971
2012	1.008	0.9862	1.0605	0.9751
2011	0.988	0.9783	1.052	0.9448
2010	1.044	1.064	1.106	0.996

The following table sets forth the high and low exchange rate for the past six months.  As of August 31, 2014, the exchange rate was CDN $1.0858 for each US$1.00.

Month	High	Low
October 1 – 29, 2014	1.1291	1.1150
September 2014	1.1207	1.0862
August 2014	1.0982	1.0857
July 2014	1.0908	1.0633
June 2014	1.0937	1.0676
May 2014	1.0973	1.0837

B.

Capitalization and Indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

An investment in the Company’s common shares involves a high degree of risk and should be considered speculative. You should carefully consider the following risks set out below and other information before investing in the Company’s common shares.  If any event arising from these risks occurs, the Company’s business, prospects, financial condition, results of operations or cash flows could be adversely affected, the trading price of common shares could decline and all or part of any investment may be lost.

The operations of the Company are highly speculative due to the high-risk nature of its business, which include the acquisition, financing, exploration and, if warranted, development of mineral properties.  The risks and uncertainties set out below are not the only ones facing the Company.  Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations.  If any of the risks actually occur, the Company’s business, financial condition and operating results could be adversely affected.  As a result, the trading price of the Company’s common shares could decline and investors could lose part or all of their investment. The Company’s business is subject to significant risks and past performance is no guarantee of future performance.

Risks relating to the Company

The Company has incurred net losses since its inception and expects losses to continue.

The Company has not been profitable since its inception.  For the fiscal year ended August 31, 2014, the Company had a net loss of $2,416,265 and an accumulated deficit on August 31, 2014 of $69,095,649.  The Company has never generated revenues and does not expect to generate revenues from operations until one or more of its properties are placed in production.  There is a risk that none of the Company’s properties will be placed in production.

The Company’s exploration activities are highly speculative and involve substantial risks.

All of the Company’s properties are in the exploration stage and no proven mineral reserves have been established. The Company’s exploration work may not result in the discovery of mineable deposits of ore in a commercially economical manner. There may be limited availability of water, which is essential to milling operations, and interruptions may be caused by adverse weather conditions. The Company’s future operations, if any, are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls.

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

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management including James E. Sinclair, President and Chief Executive Officer, Joseph Kahama, Chairman and Chief Operating Officer (Tanzania), and Steve van Tongeren, Chief Financial Officer.  Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not have employment contracts with the President and Chief Executive Officer. The Company maintains key-man life insurance on the President and Chief Executive Officer but not on the Chief Financial Officer of the Company or Chairman and Chief Operating Officer (Tanzania).

The Company will need additional capital.

As at August 31, 2014, the Company had cash and cash equivalents of $1,829,661 and working capital of $1,325,667.  However, the Company will continue to incur exploration costs to fund its plan of operations and may need to raise additional capital.  Ultimately, the Company’s ability to continue its exploration activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing agreements or some combination of these or other means.  Further the raising of additional capital by the Company may dilute existing shareholders.

Substantial doubt about the Company’s ability to ocntinue as a going concern.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2014, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in 2015 in order to continue development and construction of the Buckreef Project. Furthermore, the Company is currently negotiating project financing terms with a number of lending institutions, which the Company believes will result in the Company obtaining the project financing required to fund the construction of the Buckreef Project. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

The Company has no cash flow from operations and has historically depended on the proceeds from equity financings for its operations.

The Company’s current operations do not generate any cash flow. Any work on the Company’s properties may require additional equity financing. If the Company seeks funding from existing or new joint venture partners, its project interests will be diluted. If the Company seeks additional equity financing, the issuance of additional shares will dilute the current interests of the Company’s current shareholders.  The Company may not be able to obtain additional funding to allow the Company to fulfill its obligations on existing exploration properties.  The Company’s failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development and the possible partial or total loss of the Company’s potential interest in certain properties or dilution of the Company’s interest in certain properties.

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

The Company’s ability to generate revenues and profits, if any, is expected to occur through exploration and development of its existing properties as well as through acquisitions of interests in new properties. The Company will need to incur substantial expenditures in an attempt to establish the economic feasibility of mining operations by identifying mineral deposits and establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining operations. The economic feasibility of a project depends on numerous factors beyond the Company’s control, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to a user of the minerals, and the market price of the minerals at the time of sale. The Company’s existing or future exploration programmes or acquisitions may not result in the identification of deposits that can be mined profitably.

The Company depends on consultants and engineers for its exploration programmes.

The Company has relied on and may continue to rely upon consultants for exploration development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish ore reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the exploration infrastructure at any site chosen for exploration. The Company may not be able to discover minerals in sufficient quantities to justify commercial operation, and the Company may not be able to obtain funds required for exploration on a timely basis.

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

Any potential production and revenues based on production from any of the Company’s properties are estimates only. Estimates are based on, among other things, mining experience, resource estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of mining and processing. The Company’s actual production from the Buckreef Project, if it ever achieves production, may be lower than its production estimates.  Each of these factors also applies to future development properties not yet in production at the Company’s other projects.  In the case of mines the Company may develop in the future, it does not have the benefit of actual experience in its estimates, and there is a greater likelihood that the actual results will vary from the estimates. In addition, development and expansion projects are subject to unexpected construction and start-up problems and delays.

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

The Company’s principal exploration and development properties are currently located in the United Republic of Tanzania, Africa.  Although the Company believes that the Tanzania government is a stable, multi-party democracy, there is no guarantee that this will continue.  Tanzania is surrounded by unstable countries enduring political and civil unrest, and in some cases, civil war.  There is no guarantee that the surrounding unrest will not affect the Tanzanian government and people, and therefore, the Company’s mineral exploration activities.  Any such effect is beyond the control of the Company and may materially adversely affect its business.

The Company may be affected in varying degrees by political stability and government regulations relating to the mining industry and foreign investment in Tanzania. The government of Tanzania may institute regulatory policies that adversely affect the exploration and development (if any) of the Company’s properties. Any changes in regulations or shifts in political conditions in this country are beyond the control of the Company and may materially adversely affect its business. Investors should assess the political and regulatory risks related to the Company’s foreign country investments.  The Company’s operations in Tanzania are also subject to various levels of economic, social and other risks and uncertainties that are different from those encountered in North America.  The Company’s operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, restrictions on foreign exchange and repatriation, income taxes, expropriation of property, environmental legislation and mine safety.  Other risks and uncertainties include extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, risks of war or civil unrest, government and civil unrest, regional expropriation and nationalization, renegotiation or nullification of existing concessions, licences, permits and contracts, illegal mining, corruption, hostage taking, civil war and changing political conditions and currency controls.  Infectious diseases (including Ebola virus, malaria, HIV/AIDS and tuberculosis) are also major health care issues where the Company operates.

Mineral exploration in Tanzania is affected by local climatic and economic conditions.

The Company’s properties in Tanzania have year round access, although seasonal winter rains from December to March may result in flooding in low lying areas, which are dominated by mbuga, a black organic rich laustrine flood soil. Further, most lowland areas are under active cultivation for corn, rice, beans and mixed crops by subsistence farmers. As a result, the area has been deforested by local agricultural practices for many years. The seasonal rains and deforested areas can create a muddy bog in some areas, which can make access more difficult, and could impede or even prevent the transport of heavy equipment to the Company’s mineral properties at certain times of the year between December and March.

Commodity prices are subject to fluctuation.

The Company’s future earnings, if any, are directly related to commodity prices as revenues, if any, are derived from rental/option payments on its mineral properties, direct sales of mined gold and post-production royalties received on the sales of gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, the relative exchange rate of the U.S. dollar with other major currencies, interest rates, global and regional demand, political and economic conditions, production costs in major gold-producing regions, speculative positions taken by investors or traders in gold and changes in supply, including worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Company’s financial performance or results of operations.

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

The Company is a foreign private issuer under applicable U.S. federal securities laws.  As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit rules of Section 16 of the Exchange Act. Therefore, shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell common shares, as the reporting dates under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the Exchange Act.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

In order to maintain the Company’s current status as a foreign private issuer, a majority of its common shares must be either directly or indirectly owned by non-residents of the United States, unless the Company also satisfies one of the additional requirements necessary to preserve this status.  The Company may in the future lose its foreign private issuer status if a majority of its common shares is held in the United States and it fails to meet the additional requirements necessary to avoid loss of foreign private issuer status.  The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system (“MJDS”). If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon certain exemptions from NYSE Mkt corporate governance requirements that are available to foreign private issuers.

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

There is uncertainty as to whether a judgment of a United States court based solely upon the civil liability is enforceable in Canada

Provisions of United States federal or state securities laws may not be enforceable in Canada against the Company and its directors and officers. There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

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

Item 4.

Information on the Company

A.

History and Development of the Company

The Company was originally incorporated under the name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta).  The name was changed to “Tan Range Exploration Corporation” on August 13, 1991.  The name of the Company was again changed to “Tanzanian Royalty Exploration Corporation” on February 28, 2006.  The Company is also registered in the Province of British Columbia as an extra-provincial company under the Business Corporations Act (British Columbia) and in the Province of Ontario as an extra-provincial company under the Business Corporations Act (Ontario).

The principal executive office of the Company is located at 44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3Y4, Canada, and its telephone number is (604) 696-4236.

For the year ended August 31, 2014, the Company reported a net loss of $2,416,265.  Included in the net loss is $1,209,640 of mineral properties and deferred exploration expenses that was written off relating to abandoned mineral properties.  The Company incurred deferred exploration expenditures of 2,329,901 during the year ended August 31, 2014.

Significant Acquisitions and Significant Dispositions

The Company’s principal capital expenditures and divestitures (including interests in other companies and amounts invested) for the last three fiscal years are described as follows:

On December 21, 2010, the Company announced it was the successful bidder for the Buckreef Gold Mine Re-development Project in northern Tanzania (the “Buckreef Project”).  Pursuant to the terms of the heads of agreement dated December 16, 2010, the Company paid U.S. $3,000,000 to Stamico in consideration of the transaction.  On October 25, 2011, a Definitive Joint Venture Agreement was entered into with Stamico for the development of the Buckreef Project.  Through its wholly-owned subsidiary, Tanzam, the Company holds a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holding the remaining 45%.

On August 12, 2011, the Company completed a US$30 million bought deal offering and 5,263,158 Units at a price of US$5.70 per Unit were issued.  Each Unit consisted of one common share and one common share purchase warrant exercisable at a price of US$6.25 per warrant expiring on August 12, 2013.  The Underwriter received a cash commission of 7% of the gross proceeds and 368,421 compensation warrants exercisable at a price of US$5.91 per share expiring on August 12, 2013. Effective December 7, 2011, the exercise price of 5,263,158 common share purchase warrants was reduced from US$6.25 to US$4.00 and the term of the warrants was extended one year to expire August 12, 2014, which warrants have now expired.  On March 27, 2012, the Company received US$1,000,000 from the exercise of 250,000 compensation warrants.  The balance of the compensation options expired.

On November 28, 2012 the Company announced the formation of a new company, NWBM to explore the Kabanga nickel, cobalt and platinum group metals belt.  NWBM is owned 75% by the Company, 15% by Stamico, and 10% by Songshan.

The Company awarded a contract to Venmyn Independent Projects (Pty) Limited, a subsidiary of Venmyn Rand (Pty) Limited, to undertake an update of the 21 August 2012 National Instrument 43-101 Independent Technical Report on the Buckreef Project in Tanzania.  The updated report is dated February 24, 2014 (the “Updated Buckreef Technical Project”) and it was filed on SEDAR on February 24, 2014.  See “Mineral Properties”.

The Company completed the heap leach pad construction at its Buckreef redevelopment gold project, located in the Lake Victoria Goldfields of Tanzania for a total cost of $1,682,355.  Construction began in April 2014 and was completed as of September 2, 2014, and was overseen by civil contractor Yale-Constech Company Limited.  Four heap leach cells with dimensions of 100 metres by 30 metres each are complete. This will support the processing of stacked ore delivered from the Buckreef South Pit. The Company has also completed a significant portion of the Buckreef South Pit preparation, including grade control drilling, maps and roads.

B.

Business Overview

The Company is a mineral resource company with exploration and development stage properties, which engages in the acquisition of interests in and the exploration of natural resource properties and the development of those properties where warranted. The Company commits its own resources to the initial evaluation of mineral properties and in select situations, if and when warranted, the Company enters into joint venture agreements with other corporations to further the exploration of such properties, in exchange for annual rental/option payments and post-production royalty payments or with a view to direct development of a mine for the purpose of earning income from the sale of gold and other mined materials. At present, the Company’s natural resource activities do not generate any income from production.

The Company’s main area of interest has been in the exploration and development of gold properties, with a primary focus on exploring for and developing gold properties in Tanzania.  Tanzania remains the focus of the Company’s exploration and development activities.

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

Plan of Operations

Exploration Activities

All of the properties in which the Company holds an interest are in the exploration, preliminary economic assessment or development stages of mining.  Mineral exploration and development involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration activities will result in any discoveries of commercial bodies of ore.  The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the control of the Company.

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

Highlights – for the year ended August 31, 2014

•

Construction of the Heap Leach Plant for the Buckreef Project Gold Mine located in the Lake Victoria Goldfields of Tanzania was initiated.  Among significant progress made during the reported period include completion of heap leach pads, four 100m by 30m heap leach.  This will support the processing of stacked ore delivered from the Buckreef South Pit.

•

Grade control drilling was initiated over the Buckreef South Block.  Results from 250 drill holes provided detailed data required for mapping and identifying the highest ore grade material to supply the heap leach extraction plant.

•

Over 70% of the total holes drilled into Buckreef South Block intercepted ore material grading greater than 0.5g/t Au.  This high-density drilling program confirmed two distinct mineralized zones termed as Buckreef South Zone One (BSZO) and Buckreef South Zone Two (BSZT) with an average grade of 3.16g/t Au and 5.31g/t Au respectively.

•

Construction of resource models for Buckreef prospects (Buckreef Main, Eastern Porphyry, Bingwa and Tembo) was carried out during the period.  This process was preceded by the construction of geological and mineralization wireframes for the four Buckreef Prospects.

•

Positive Metallurgical Test results for Buckreef Bingwa Deposit confirmed potential or low cost mining for Buckreef Bingwa Deposit.

•

The Company announced a 121% increase. in gold resource for the Buckreef Main Prospect and a 39.2% increase for the entire Buckreef Project.  These results show gold ounces contained in measured and indicated categories containing approximately 2.4 million ounces.  On February 24, 2014 the Company filed on SEDAR a NI 43-101 independent technical report for the updated mineral resource estimate.

•

Two key permits granted for blasting and chemical processing at the Company’s Buckreef open cut area.

•

On February 24, 2014, the Company and Allied Gold Corp. (“AGC”) of United Arab Emirates announced it had signed a letter of intent to develop a commercially producing mine Buziba-Busolwa area, Tanzania.  This will be a stand-alone development that will encompass the Buziba site within the Company’s Buckreef Gold Project.

•

Buckreef Gold Company Limited (“BGCL”), a joint venture company owned by the Company and the State Mining Corporation (STAMICO) was awarded an Environmental Impact Assessment Certificate for the Buckreef Gold Project.

•

The official signing ceremony of the Kigosi Mining Licence was held in October 2013.  Company a Ministry for Energy and Minerals representatives attended the ceremony.

•

Biogeochemical (BGC) field sampling was carried out in the Kabanga Nickel belt.

Buckreef Project

During the 2014 fiscal year, the Company’s main activities focused on the Buckreef Project.

Mine Development and Operations

Progress

The project successfully completed a critical year with the completion of construction of four heap leach cells with dimensions of 100 metres by 30 metres each, as scheduled. The completion of heap leach pad and preparing the Buckreef South Pit for ore mining were two of the major objectives in the Company’s march to production.

Throughout the year, significant improvements were made to the surrounding infrastructure, especially demolishment of the old Buckreef processing plant, and upgrading of approximately 30 kilometres of Buckreef - Katoro road.

Water Use Permit from Lake Tanganyika Basin Water Board and Occupational Safety and Health (OSHA) Compliance registration certificate were in the acquisition process after payment for water permit and given Provisional Water Use Permit while other steps for processing the final permits are underway according to the WRMA No. 11 of 2009.

Tanesco electric power line (33Kv) connection to Buckreef camp 100kVA, 33/0.4/0.23kV sub-station was completed.  The construction of the 500m overhead power line from the nearby Tanesco main line was contracted to Agape Enterprises Ltd electric contractors. The activities completed by the contractor included bush clearing of the 500m root way from the Tanesco line to Buckreef substation, erection of 7 wooden electric poles on the line, and the installation of the conductor wire string and a power drop down transformer.

Construction and reinforcement of the fence around the Buckreef camp to enclose all houses at the camp including the main office, power substation and power house was undertaken. The work involved construction and erection of concrete fence poles, and installation of security razor wire and wire mesh.

An updated costing and mining study was completed based on a revised Heap Leach Processing Recovery Method which incorporated the combination of crushing ore to the required size fraction and stacking the ore to the pads for irrigation. This was then integrated into a final mining plan including multi open pit schedules. Optimisation of the mining and processing rates, capital estimate scheduling, and the final design was approved by the Company’s Technical Committee.

The revised open pit mining designs and schedules support a 360,000tpa operation, planned for commissioning in the last quarter of 2014 and extending to 2019.

A Memorandum of Agreement of Sale was made and entered into by DMO Technological Services Ltd. of Zimbabwe and Buckreef Gold Company for the purchase of a carbon in column (“CIC”) plant for the proposed 1000 tpd heap leach operations at Buckreef. The CIC heap leach process plant fabrication which includes carbon adsorption unit, carbon elusion unit, electrowinning unit and gold room unit designs has been completed and fabrication works are expected to be completed before the end of calendar year 2014.

Grade Control drilling program was completed at the South Pit where a total of 6727m were drilled from 282 holes using a 5m x 10m x 24m grid to define & confirm Buckreef south ore zone as defined from the Buckreef block model. The drilling confirmed two distinct mineralized zones termed as Buckreef South

Zone One and Zone Two with an average grade of 3.16g/t Au and 5.31g/t Au respectively over average mineralized intersection widths of 7.65m and 10.5m respectively.

Significant intercepts reported include:

Buckreef South Zone One

• Drill hole BMGC00120 returned interval of 5 metres grading 4.77g/t Au from 19m – 24m depth.

• Drill hole BMGC00134 returned interval of 7 metres grading 1.68g/t Au from 12m - 19m depth.

• Drill hole BMGC00162 returned interval of 4 metres grading 4.43g/t Au from 18m - 22m depth.

• Drill hole BMGC00163 returned interval of 8 metres grading 3.40g/t Au from 9m – 17m depth.

• Drill hole BMGC00164 returned interval of 4 metres grading 2.75g/t Au from 4m – 8m depth.

• Drill hole BMGC00176 returned interval of 4 metres grading 6.12g/t Au from 20m – 24m depth.

• Drill hole BMGC00177 returned interval of 8 metres grading 7.27g/t Au from 13m – 21m depth.

• Drill hole BMGC00178 returned interval of 8 metres grading 7.18g/t Au from 5m – 13m depth.

Buckreef South Zone Two

• Drill hole BMGC00128 returned interval of 4 metres grading 3.76g/t Au from 11m – 15m depth.

• Drill hole BMGC00129 returned interval of 5 metres grading 9.68g/t Au from 10m – 15m depth.

• Drill hole BMGC00130 returned interval of 4 metres grading 3.07g/t Au from 2m – 6m depth.

• Drill hole BMGC00156 returned interval of 16 metres grading 4.10g/t Au from 0m – 6m depth.

• Drill hole BMGC00157 returned interval of 6 metres grading 3.01g/t Au from 4m – 8m depth.

• Drill hole BMGC00172 returned interval of 12 metres grading 8.25g/t Au from 12m – 24m depth.

• Drill hole BMGC00175 returned interval of 17 metres grading 12.93g/t Au from 5m – 22m depth.

Buckreef Project environmental impact assessment study was completed and a certificate of environmental impact Assessment was awarded to the Buckreef project.

Buckreef enlarged Mining Licence (SML04/92) land valuation work was completed and the valuation and resettlement report was approved by the Chief Government Valuer for compensation.  Management is currently reviewing the valuation to determine what, if any, resettlement will be required for mining the various deposits.

The BZMA Project entered a development pipeline after BGCL, a project subsidiary of the Company, (55% by Tanzanian Royalty and 45% by Stamico, signed a letter of intent in February 2014 with ARL Gold Tanzania Limited, a subsidiary of Allied Gold Company of United Arab Emirates, to conclude a Definitive Joint Venture Agreement for the standalone mine development of the Buziba-Busolwa resource.

Itetemia Project

The Itetemia gold deposit includes the Mineral Resources of the Golden Horseshoe Reef (“GHR”), and is an advanced stage exploration project focusing on the development of the GHR. Significant metres of drilling and sampling so frar completed over the GHR and surrounding areas has culminated in the estimation of the following Mineral Resources, by CSA Australia Pty (Ltd) (“CSA”).  The gold resource numbers for the GHR are as at 8th March 2011 using a cut-off grade of 1.0g/t:-

DOMAIN	CLASSIFICATION	VOLUME (m3)	TONNES (t)	GRADE (g/t)	OUNCES oz
Main Lode	Indicated	816,000	2,390,000	3.14	241,000
	Inferred	355,000	1,053,000	3.68	125,000
TOTAL MAIN LODE		1,171,000	3,443,000	3.31	366,000
Footwall Lode	Indicated	141,000	409,000	1.92	25,000
	Inferred	128,000	380,000	2.57	31,000
TOTAL FOOTWALL LODE		269,000	789,000	2.23	57,000
TOTAL INDICATED		957,000	2,799,000	2.96	266,000
TOTAL INFERRED		483,000	1,433,000	3.39	156,000
GRAND TOTAL		1,440,000	4,232,000	3.11	422,000

Rounding results in computational discrepancies

The main activity completed for the Itetemia project were the studies (final metallurgical testwork, process engineering designs, etc.) undertaken by MaSS Resources company. The Environmental & Social Impact Assessment (“ESIA”) studies, contracted to Efficient Consultants environmental experts, are near completion and the report has been submitted to NEMC for approval in connection with an applicaton for a certificate of environmental impact assessment.

Kigosi Project

Kigosi Mining Licence (ML/13) and Environmental impact assessment certificate were both granted to the Kigosi Project in the period. We considered a number of potential production scenarios for the Kigosi Project. One scenario is the potential for a modest low-capital start-up operation based on extracting gold from extensive surface rubble and gravel mineralization which has been the subject of a NI 43-101 Technical Report. The Kigosi gravel Coarse Gravity Recovery testwork final report using a Python Gekko gravity recovery process system was completed.  The testwork indicates positive results as the overall gold recovery, based on pre-concentration by gravity and flotation, followed by intensive cyanide leaching at a grind size of 80% passing 0.106mm size, is 95.2%. This is based on a sample with a calculated head grade of 3.93 g/t Au; leach residue grade is 0.05 g/t and flotation tailings grade is 0.25g/t. The overall gold recovery achievable at the different leach conditions was determined using the average calculated head grade. The Table below summarises the testwork results for the Kigosi gravel ore.

Test ID	Calc Au Head Grade (g/t)	Pre-concentration Recoveries (%)	Leach Recoveries (%)	Overall Au Recovery (%)	Residue Au (g/t)
LBUC 01 ( Concentrate @ P80 As-is)	3.93	95.3	99.1	94.2	0.51
LBUC 02 ( Concentrate @ P80 106 μm)	3.93	95.3	99.9	95.2	0.05

Kigosi Project area remains subject to a Game Reserve Declaration Order. Upon repeal or amendment of that order by the Tanzanian Government, the Kigosi Mining Company will be legally entitled to exercise its rights under the Mineral Rights and Mining Licence. The procedures for degazzetting the Kigosi mining licence project area from a game reserve area to a mining area on the government gazette have not yet been completed by the government of Tanzania.

Luhala Project

The Luhala Project is an advanced stage exploration project focusing on the development of the Luhala gold deposit which consists of five anomalous hilltops. The mineralisation is stratabound shear-zone hosted gold mineralisation (stratigraphic and structural control) within a distinct unit of felsic rocks with associated ferruginised mafics and felsics.

Varying amounts of drilling and sampling have been conducted over the various deposits at Luhala, which has to-date resulted in the estimation, by CSA, of the following Mineral Resources for Luhala as at 8th March 2011 using a cut-off grade of 1.0g/t:-

DOMAIN / ZONE	CLASSIFICATION	VOLUME (m3)	TONNES (t)	GRADE (g/t)	OUNCES oz
Kisunge Central	Inferred	410,000	870,000	1.76	48,900
Kisunge East		110,000	240,000	2.15	16,800
Kisunge South		60,000	120,000	1.68	6,300
Shilalo South		100,000	200,000	2.47	15,900
Shilalo West		200,000	430,000	1.73	23,900
TOTAL LUHALA PROJECT		880,000	1,860,000	1.87	112,000
TOTAL INFERRED		880,000	1,860,000	1.87	112,000
GRAND TOTAL		880,000	1,860,000	1.87	112,000

Rounding results in computational discrepancies

The Company is currently seeking bids to prepare the study required in connection with an application for a mining licence for the Luhala Project.

Lunguya Project

The Lunguya gold project is situated on a major NW-SE regional shear zone which extend north into Barrick’s Bulyanhulu gold mine (>10M oz).  Gold in these shear zones occur in narrow shear-foliated quartz veins in sheared contacts between basalts and granites. Potential for the discovery of an economic resource from Luhala can be inferred from active small scale mining activities which are contiguous with Luhala.  Work so far completed at Luhaha has identified bull’s eye gold in soil anomalies and RAB-drilled contact along the granite-greenstone contacts.  Reassessment is ongoing to determine whether additional work is required to upgrade the resource.

Kabanga Nickel Project

There were no exploration activities on the Kabanga Project licences in fiscal 2014 due to the Company’s strategy to concentrate on projects with potential to generate near term cash flow, more specifically gold production start up. The Kabanga nickel and base metals project remain as the most potential mineral fields in the country for base metal mineralization (Nickel, PGM, tin, wolfram, coltan etc.).  For example, previous test work that was carried out on BGC on the Ni anomalies in the Kabirizi and Buhamila licences demonstrate potential for future ground follow up exploration.

The Company will continue to explore opportunities to maximise shareholder value and closely follow development of the adjacent Barrick/Xstrata Project Nickel Project.  However, the Company has taken a conservative approach to deferred carry values and conservation of cash.

Exploration Projects

Following the Company’s decision to include mine development in its strategy of working toward generating maximum revenue from its extensive portfolio of properties, and with the rising costs of maintaining prospecting and other licences in Tanzania, management decided to drop some licences.  A technical team was formed to review the prospectivity of the entire licence portfolio in Tanzania and propose to management licences to be dropped. Thirty-nine (39) licences were proposed to be dropped by the technical team and the licences were approved for relinquishment by the Company’s Technical Committee.

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

Competition

The mining industry in which the Company is engaged is in general, highly competitive.  Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company.  The Company competes with other mining companies in connection with the acquisition of gold and other precious metal properties.  In general, properties with a higher grade of recoverable mineral and/or which are more readily mineable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower.  Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties.  As a result, the Company may eventually be unable to acquire attractive gold mining properties.

Dependence on Customers and Suppliers

The Company is not dependent upon a single or few customers or supplier for revenues or its operations.

Governmental Regulations

As of November 1, 2010, the Tanzania Mining Act, 2010 (“Mining Act, 2010”) came into effect.  The Tanzania Ministry of Energy and Minerals announced changes to fees effective July 27, 2012.

The Company’s mineral interests in Tanzania are initially held under prospecting licenses granted pursuant to the Mining Act, 2010 for a period of up to four years, and are renewable two times for a period of up to two years each.  The Company must pay annual rental fees for its prospecting licenses based on the total area of the license measured in square kilometres, multiplied by US$100/sq.km for the initial period, $150/sq.km for the first renewal and $200/sq.km for the second renewal.  There is also an initial one-time “preparation fee” of US$500 per license.  Upon renewal, the Company must pay a renewal fee of US$300 per license.  Renewals of its prospecting licenses can take many months and even years to process by the regulatory authority in Tanzania.

All prospecting licenses in Tanzania also require the holder to expend funds which are set out in the Mining Act, 2010.  At each renewal, at least 50% of the Company’s licensed area must be relinquished on prospecting licences in excess of 20 square kilometres.  On relinquishing the ground, the area is automatically returned to the Mining Commissoner’s jurisdiction for a period of 4 months after which it will be declared vacant or otherwise by the Commissioner.  If the Company still has an interest in the relinquished one-half portion, it must then file a new application in competition with other interested companies for the relinquished portion 4 months after the relinquishment date.  If more than one application is lodged on the same day at the Mining Commissioner’s office, then the Commissioner may award the ground by tender.  There is no guarantee on the timing for processing the new application and whether it will be successful.

The Company must hold a mining license or special mining licence to carry on mining activities.  Pursuant to the Mining Act, 2010 a mining license is granted for a maximum initial period of 10 years.  It is renewable 6 months prior to expiry for a period the applicant will state but not exceeding 10 years.  A special mining licence is granted for the estimated life of the ore body indicated in the feasibility study report, or such period as the applicant may request whichever period is shorter.  It is renewable for a period not exceeding the estimated life of the remaining ore body.

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

C.

Organizational Structure

The Company has the following seven subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage &Type of Securities Owned or Controlled by Company
		Voting Securities Held	Non-Voting Securities
Itetemia Mining Company Limited	Republic of Tanzania, Africa	90% (1) common shares	N/A
Lunguya Mining Company Ltd.	Republic of Tanzania, Africa	60% (2) common shares	N/A
Tancan Mining Company Limited	Republic of Tanzania, Africa	100% common shares	N/A
Tanzania American International Development Corporation 2000 Limited	Republic of Tanzania, Africa	100% common shares	N/A

Name of Subsidiary	Jurisdiction of Incorporation	Percentage &Type of Securities Owned or Controlled by Company
		Voting Securities Held	Non-Voting Securities
Buckreef Gold Company Limited (BGCL)	Republic of Tanzania, Africa	55% (3) common shares	N/A
Northwest Basemetals Company Limited	Republic of Tanzania, Africa	75% (4) common shares	N/A
BGCL/AGC Joint Venture (6)	Republic of Tanzania, Africa	40% (5) common shares	N/A

(1)

The remaining 10% interest is held by State Mining Corporation.

(2)

The remaining 40% interest is held by Northern Mining and Consultancy Company Ltd.

(3)

The remaining 45% interest is held by State Mining Corporation.

(4)

The remaining interest is held 15% by State Mining Corporation and 10% by Songshan.

(5)

The remaining interest is held 60% by Allied Gold Corp. of United Arab Emirates.

(6)

Joint venture letter of intent signed and subject to final approval.

D.

Property, Plant and Equipment

The Company’s business is the acquisition, exploration and development of mineral properties, with a primary focus on exploring for gold properties in Tanzania.  Historically, the Company has funded its activities by way of the sale and issuance of its securities.  The Company also obtains operating funds through sales of and options to sell its various mineral property interests to other parties, retaining a royalty interest.  The Company’s properties are without a known body of commercial ore, with no established mineral reserves, and the Company’s activities to date on such properties have been exploratory and developmental in nature.

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

Gold bearing quartz veins were reported from the current Buckreef Mine area in 1945 and reports from the 1950s attest to ongoing production at a number of localities near Rwamagaza, including the Buckreef area. The extent of the small scale local and colonial mining activities is evident from the numerous pits and adits covering the entire Buckreef tenement; however, no production figures are available.

An airborne geophysical survey was flown during 1959 over the RGB, in a joint effort between the United Nations and the Tanzanian Mineral Resources Division, with a ground magnetic survey follow-up between 1965 to 1968. The Buckreef quartz vein hosted deposit was rediscovered in 1965 and followed-up by drilling by the Tanzanian Mineral Resources Division.

The Buckreef Mine was an underground mine exploited in the name of the Buckreef Gold Mining Company (“BGMC”) approved by Stamico in 1982 and the exploration and mining activities during this period are summarised in the table below. The mining ceased in 1990 due to a number of operational reasons and the mine flooded. Approximately 100,000t of Run of Mine (“RoM”) ore was mined at a diluted grade of approximately 3g/t Au to 4g/t Au. In 1994, the Buckreef Redevelopment Agreement was signed between the State of Tanzania and East Africa Mines Limited (“EAM”) and additional surface and subsurface gold resources were identified.

Post 1990, a new phase of modern exploration focused on potential Archaean deposits in the Lake Victoria region and the LVG developed after significant gold discoveries.

EAM explored 40km of contiguous strike length of the RGB. During that time (2003) Spinifex Gold, the original parent company to EAM, merged with Gallery Gold Limited of Australia (“Gallery Gold”). Gallery Gold then became the parent company of EAM. Iamgold Corporation (“Iamgold”) acquired Gallery Gold in March 2006 and held the Buckreef Project until July 2009.

Summary of Buckreef Exploration and Mining between 1960 and 2003

DATE	EXPLORATION UNDERTAKEN***
1960	13 diamond drill holes by UNDP (12 in current database, UNBR01-12) identified a “possible ore zone 107m long, 8m wide and extending to 122m depth
1968	13 diamond drill holes by Tanzanian Mineral Resources Division (MRD01-13)
1970s	Early 1970s Underground development on 30m and 61m levels by Williamson Diamonds Ltd. Indicated ore reserve of 106,000t @ 8.7g/t Au between 23m and 76m levels using minimum mining width of 1.5m***
1972	Tanzanian government approved investment decision and BGMC
1973-1979	Further underground development and 3 diamond drill holes (BGMDD01-03) by BGMC.
1978-1981	Treatment plant and other facilities established with financial assistance from Swedish International Development Agency
1982-1988	Gold production commenced but reached only 25-40% of forecast targets. Production figure unavailable.
1988	Review of operations by British Mining Consultants Ltd. who found Buckreef assay laboratory assays 65% higher than overseas check assays
1990	Mining ceased and workings flooded. Total ore extracted estimated at approximately 100,000t @3-4g/t Au***
1992	Aircore, RC and diamond drilling by East African Mining Corporation (now East Africa Gold Mines Ltd.)
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

The technical content of the following discussion regarding the Buckreef Project in Tanzania is summarized from the Buckreef Property technical report dated February 24, 2014 entitled Update National Instrument 43-101 Independent Technical Report on the Buckreef Project in Tanzania for Tanzanian Royalty Exploration Corporation prepared by Venmyn Rand (Pty) Limited and compiled by Fiona Harper, D.

Richards and Andrew Neil Clay (the “Updated Buckreef Technical Report”).  The Updated Buckreef Technical Report was filed on SEDAR on February 24, 2014.

Ownership

Prior Ownership

Originally, the Buckreef Project was an advanced exploration project held by Iamgold Tanzania (“IAGT”) prior to July 2009. The Agreement to Redevelop the Buckreef Gold Mine (“ARBGM”) between IAGT and the Ministry for Energy and Minerals included at that point, a single Mining Licence and 12 Prospecting Licences covering 98.19km2.

In July 2009, IAGT applied to surrender all licenses relating to the ARBGM, effective October 25, 2009 and the Commissioner for Minerals withdraw all license applications relating to the ARBGM.

Current Ownership, Property  and Location

In December 2010, the Company signed a binding heads of agreement with Stamico for the Buckreef Project and on October 25, 2011 entered into a Definitive Joint Venture Agreement with Stamico for the development of the project.  Through its wholly-owned subsidiary, Tanzam, the Company will hold a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holding the remaining 45%. The agreement provided for the formation and establishment of a joint venture company, Buckreef Gold Company Limited (“BGC Ltd.”). On 24th of October 2011, BGC Ltd. was formed and incorporated under certificate of incorporation number 86681.

The Buckreef Project is located in north central Tanzania immediately to the south of Lake Victoria, in the Mwanza Provincial District. The Buckreef Project is situated 110km southwest of Mwanza, in the Geita District and is accessed by ferry across Smiths Sound and then via unpaved roads and an airstrip. The Buckreef Project comprises five gold deposits located within two geographically separated areas approximately 25km apart, termed the Buckreef Mining Area (“BRMA”) and the Buziba-Busolwa Mining Area (“BZMA”) and the individual gold deposits within these mining areas have been termed Prospects, as summarized below:-

•

BRMA: includes the Buckreef Prospect, the Bingwa Prospect, Eastern Porphyry Prospect and the Tembo Prospect; and

•

BZMA: includes the Buziba Prospect and the Busolwa Prospect

An extended mining right was granted to Tanzam (Special Mining Licence 04/1992) encompassing the Buckreef, Bingwa, Eastern Porphyry and Tembo Prospect areas.  The Buziba and Busolwa Prospects are held under a prospecting licence and a retention licence, respectively, and within the BZMA small-scale miners operate under numerous primary mining licences.

Geology and Mineralisation

The BRMA and BZMA gold deposits are classified as low to medium grade orogenic gold deposits hosted by mafic volcanic sequences of the eastwest trending Archaean RGB within the L of the Tanzanian Craton. The BRMA gold deposits are hosted by a major steeply dipping, northeast-southwest trending brittle-ductile shear zone and subsidiary shears, with an early phase of iron rich carbonate alteration, re-brecciation, felsite intrusion and a later phase of auriferous quartz veining.

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

Two main clusters of felsic intrusions occur throughout the region and comprise large batholithic granites and porphyry intrusions. The RBG could possibly form part of a much larger mafic belt that has been dissected by the intrusion of large batholithic granites. Aeromagnetic surveys over the Project area indicate the presence of granites at depth. The RBG mafic-ultramafic sequence is strained to varying degrees, with the highest strain occurring in the central area of the Buckreef Prospect tenements, where the belt is thinnest. In this area, the dominant rock type is mafic schist. Toward the thicker (less attenuated) eastern and western parts, the schists form thinner more discrete zones of high strain separating areas of relatively unstrained ultramafic lithologies. The granitoids are generally unstrained and hence assumed to be post peak deformation. A large portion of the basalts to the southeast of Nyarugusu are hornfelsed, suggesting the presence of granite at shallow depths beneath them.

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

A non-penetrative deformation fabric is developed at Buziba, which dips steeply to the south, sub-parallel to the stratigraphy. Individual zones in which this fabric is well developed cannot be traced for distances of more than a few hundred metres on drill sections, but a number of such zones occur throughout the 200m of thickness of stratigraphy, which hosts the mineralisation.

Exploration Status

The Buckreef Gold Mine was an underground mine operated by the Tanzanian State during the late 1980s.  Apart from the state, several previous owners of the project undertook numerous exploration programmes including aeromagnetic, helicopter borne IP, ground magnetic and soil geochemistry surveys, as well as extensive RC, Air Circulation (“AC”) and diamond drilling programmes. Iamgold, the most recent historic owner of the project, verified the historic drilling data, undertook additional exploration and defined JORC compliant Mineral Resources in 2006. In total, the exploration programme included approximately 30,000 soil samples, 202,000m of RC drilling, 124,000m of AC drilling and 28,000m of diamond core drilling.

The Company acquired the rights to the Buckreef Project early in 2011 and results of the current metallurgical and geotechnical diamond drilling programs, as well as detailed RC and diamond mineral resource drilling programs, are incorporated in the Updated Buckreef Technical Report. To date, additional mineralisation has been intersected on Buckreef Prospect Main Zone in a wide zone between 150m and 250m vertical depth with assay results of 4.5g/t Au over 26m and 10.58g/t Au over 19m. Additional near surface mineralisation at less than 200m depth, from Buckreef North includes a mineralised zone 46m wide at 2.31g/t Au. Gold mineralisation has also been identified in the Eastern Porphyry deposit 800m east of Buckreef Main Zone, over 500m of strike length with near surface mineralisation ranging between 1.25g/tAu to 6.3g/tAu over widths of 2.25m to 10.5m.

Historic metallurgical testwork programs were undertaken on both the BRMA and BZMA mineralisation types. The testwork on BMRA material indicated that oxide and transitional material are amenable to treatment using typical carbon-in-leach (“CIL”) processing techniques and fresh material may benefit from flotation and a finer grind with recoveries anticipated to be in the low 90%s.  The testwork results for BZMA mineralisation indicated that it is amenable to treatment using gravity and CIL processing techniques.  Metallurgical recoveries for BZMA mineralisation were anticipated to be in the low to mid 90%s. Heap leaching testwork indicated that, at a 25mm to 50mm crushing size fraction in oxide mineralisation, a 75% recovery could be anticipated, whilst transitional and fresh mineralisation recoveries were lower, at 35% to 50%.

Current heap leach metallurgical testwork indicate positive results from column leach test for the oxide ore resources, at a 6mm crushing size fraction in oxide mineralization, a 71% recovery was achieved. Testwork on the sulphide and transition resource indicate a recovery of 58% using a 12.5mm crush size and agglomeration using 4kg/t of lime and 3kg/t of cement.

Previous Mineral Resource and Mineral Reserve Estimates

Hellman & Schofield (Pty) Ltd (“Hellman and Schofield”) was retained by the Company to undertake the Mineral Resource estimation for the Buckreef Project reported in the technical report effective June 30, 2011 entitled “National Instrument 43-101 Technical Report on Tanzanian Royalty Exploration Corporation’s Buckreef Gold Project in Tanzania” prepared by Venmyn Rand (Pty) Limited and compiled by Fiona Harper, Andrew Neil Clay and Nicholas J. Johnson (the “Buckreef Technical Report”).

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

Mineral Resources inclusive of Mineral Reserves.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Estimates over variable widths of 3m to 40m

Bulk Density ranges from 2.0g/cm3  to 2.8g/cm3

Inconsistencies in totals are due to rounding down

55% attributable to the Company

Cut-off grade 0.5g/t Au

New Mineral Resource and Mineral Reserve Estimates

A Mineral Resource estimate was completed on the BRMA based on the geological models supplied by CAE Mining. The Mineral Resource estimate was informed by both the diamond drilling and reverse circulation drilling results and a Mineral Resource block model was confined by wireframed interpretations of the volumes of the individual prospects as developed by CAE Mining using Datamine™ Studio 3 (version 3.21.7164). Venmyn Deloitte carried out the grade estimation using Ordinary Kriging (OK), using Datamine™ Studio 3 (version 3.20.5321).

The Buckreef Project was modelled for gold grade only using the shell of the wireframe models as hard boundaries. Only data within the wireframes were used in the estimate. The variograms ranges were used to define the search ellipse and each domain was estimated separately. The definition of narrow mineralised stringers which frequently change strike direction posed a difficulty to the estimation process but this issue was solved by the use of local anisotropy Kriging (LAK) for the stringers implemented through Datamine™'s dynamic anisotropy functions. Specific Gravity values from all prospects and the three alteration zones namely; fresh, transitional and oxide are sufficient for the estimation purposes. Topographic surface models were provided by the Company.

NI 43-101 Compliant Mineral Resource Estimate for BRMA as at 29 November 2013

PROSPECT	MEASURED					INDICATED					INFERRED					EXPLORATION TARGETS - Unclassified
	Volume (Mm3)	SG	Tonnes (Mt)	Grade (g/t)	Contained Gold (oz Au)	Volume (Mm3)	SG	Tonnes (Mt)	Grade (g/t)	Contained Gold (oz Au)	Volume (Mm3)	SG	Tonnes (Mt)	Grade (g/t)	Contained Gold (oz Au)	Volume (Mm3)	SG	Tonnes (Mt)	Grade (g/t)	Contained Gold (oz Au)
Buckreef Prospect
Sub-total	3.260	2.73	8.902	1.72	491,529	4.764	2.75	13.100	1.41	594,456	2.710	2.78	7.528	1.33	322,902	1.577	2.78	4.385	1.10	155,321
Eastern Porphyry
Sub-total	0.032	2.69	0.087	1.20	3,366	0.381	2.66	1.016	1.17	38,355	0.474	2.61	1.239	1.39	55,476	0.508	2.61	1.324	1.14	48,664
Tembo Prospect
Sub-total	0.006	2.70	0.017	0.99	531	0.074	2.50	0.185	1.77	10,518	0.109	2.45	0.267	1.93	16,521	0.042	2.28	0.095	1.12	3,429
Bingwa Prospect
Sub-total	0.387	2.34	0.906	2.83	82,387	0.232	2.45	0.569	1.38	25,274	0.122	2.57	0.312	1.29	12,922	0.019	2.56	0.049	1.25	1.982
Total	3.685	2.69	9.912	1.81	577,813	5.452	2.73	14.870	1.40	668,602	3.416	2.74	9.345	1.36	407,821	2.146	2.73	5.853	1.11	209,397
TOTAL	3.68	2.69	9.91	1.81	578,000	5.45	2.73	14.87	1.40	669,000	3.42	2.74	9.35	1.36	408,000	2.15	2.73	5.85	1.11	209,000

Source:  Venmyn Deloitte 2013, CAE Mining 2013 and TRX 2013

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Mineral Resources reported inclusive of Mineral Reserves (although no Mineral Reserves are reported)

Cut-off Grade 0.5 g/t Au

Estimates over variable widths to 1m to 40m

Specific Gravity ranges 2.0 to 2.8

Inconsistencies in totals are due to rounding

55% attributable to TRX

The Company has incurred total net costs (after recoveries, if any) of $1,750,582 on the Buckreef Project for the year ended August 31, 2014.

The Buckreef Project is without known mineral reserves and any exploration program is an exploratory search for ore.

Kigosi Project

Property Description and Location

The Kigosi Project area is principally located within the Kigosi Game Reserve controlled area.  Through prospecting and mining option agreements, the Company has options to acquire interests in several Kigosi prospecting licenses.  A comprehensive report summarizing exploration work done and results to date was submitted to the Director of Wildlife and Nature Conservation as part of the requisite and mandatory requirements for an application to renew the Kigosi game reserve access permit.  It is a statutory requirement to have an access permit to conduct any exploration activities in an area designated as a forest and/or game reserve.  On May 31st, 2012 the Company was granted a two year permit from the Ministry of Wildlife and Nature Conservation to enter the Kigosi Game Reserve and continue with exploration activities.  The Company is evaluating various alternatives for advancing the Kigosi Project by focusing on an area of near surface mineralization.

In December 2012, the Kigosi Access Agreement between the Company (through its subsidiary Tanzam)  and the Director of Wildlife, Wildlife Division, Ministry of Natural Resources and Tourism was signed, and in February 23, 2013, the Company (through Tanzam), was awarded the Environmental Impact Assessment Certificate for the Kigosi gold project.  Stamico has a 15% carried interest in the Kigosi Project.

On May 30, 2013 the Company announced it had been granted a Mineral Rights and Mining Licence through its wholly owned subsidiary, Tanzam.  The Mineral Rights and Mining Licence covers the entire area applied for of 9.91 square kilometres of the Kigosi Project.  The area remains subject to a Game Reserve Declaration Order.  Upon repeal or amendment of that order by the Tanzanian government, the Company will be legally entitled to exercise its rights under the Mineral Rights and Mining Licence.

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

The access track passes over the Shiperenge River, a tributary to the Nikonga River and both are perennial rivers, typically dry in the winter months and overflowing during the October-May rainy season.  Three (3) large ponds located on the Nikonga River were the only close source of water until recently when the company drilled a highly productive water borehole located some 5km northwest of the camp.  Drinking water for the camp is pumped via pipeline from the borehole to the camp.  The Nikonga and Shiperenge rivers have played a major part in structuring the physiographic landscape in the area.  These rivers drain southwards into the Moyowosi and Njingwe Swamps.  Small undulating granite hills form the topographic highs, and generally trend northwest.  These hills make up approximately 5% of the project area.  The climate is typical of an African tropical climate, being hot during the day and cooling down in the evenings.  Winters are very mild, but a blanket is needed in the early hours of the mornings.  Kigosi falls within a malaria area, and precautions are necessary. Tsetse flies are also present in some parts of the project area.  The region is heavily forested, but has only limited wildlife, chiefly small gazelle and baboons.

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

During a previous detailed vertical RC-drilling program on the Luhwaika Prospect, the company established the presence of a consistent and sizeable near-surface quartz-rubble bed with a potentially significant economic potential. The Luhwaika Prospect is host to a potentially economic quartz rubble deposit which is likely a direct result of surface collapse and erosion of the Luhwaika Main and West reefs. Artisanal mining activity has concentrated on this loose quartz rubble deposit which is easily accessible for mining. High grade quartz rubble has so far been identified in three areas: the Luhwaika West reef, the Luhwaika Main reef and the Luhwaika East area.

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

The Company utilised an in-house geologist and field assistants to carry out the pit bulk sampling. Excavation was conducted with a small excavator and a single dump truck. Excavation was monitored by the geologist to ensure uniformity of the excavation and to stop the hole once the mottled zone had been reached. The mottled zone was also dug out as part of the bulk sample to a further depth of ~0.5m below the quartz rubble.

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

Kigosi Exploration History

From 1998 to 2007, the Company and AngloGold-Ashanti conducted regional and detailed exploration work on the Kigosi Project Area including airborne magnetics, soil sampling, mapping and trenching. The aeromagnetic survey flown in 1999 covered the entire Ushirombo greenstone belt and parts of the Miyabi-Kigosi greenstone belt. Limited field work was conducted by the Company during this initial period including a helicopter visit to the Luhwaika artisanal site which included grab sampling and mapping.

In June 2002, the Company sent a team to investigate the Luhwaika and Igunda showings at which time a more thorough grab sampling program was conducted. Positive results from this sampling led to further sampling and a small mapping program was initiated. A Landsat and radiometric investigation was also conducted on the Kigosi Project Area in 2003.

AngloGold-Ashanti conducted a detailed airborne survey in 2003 that covered the eastern Kigosi licenses. A soil sampling program was also conducted as part of initial follow-up work on prospective aeromagnetic anomalies which were later classified as the Msonga, Bungoni, Luhwaika and Igunda prospect areas. AngloGold-Ashanti conducted limited trenching at both Luhwaika and Igunda.

The Company has incurred total net costs (after recoveries, if any) of $301,890 on the Kigosi Project for the year ended August 31, 2014.

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

History

The project was acquired by the Company in 2001 and a program of BLEG sampling, geological mapping, rock sampling, RC and diamond drilling was initiated.

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

At Lunguya, all currently known, auriferous structural zones track at an oblique angle, the eastern granodiorite-mafic volcanic contact.  Auriferous veins strike at 020° to 030° with the dominant intrusive volcanic contact trending at approximately 360°.  On the property scale, two 330° trending fault  structures are interpreted to offset the Lunguya vein into two fault repeated vein segments, having strike lengths of  approximately 180 and 300 m.  A few score artisanal miners have exploited these veins to a depth not exceeding 30 vertical metres subsurface. A second set of auriferous reefs, the Nyikoboko Reefs, are located 12 kilometres to the south. This area is associated with a smaller set of largely inactive artisanal dumps and workings.

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

Exploration

In November 2010, the Company announced positive results from laboratory test work on surface quartz rubble collected from its Lunguya Primary Mining Licenses (PMLs) in northern Tanzania.  The laboratory test work was intended to establish the mineralogical (physical) characteristics of gold contained within an extensive auriferous (gold bearing) quartz rubble bed identified at Lunguya, along with suitable gravity-based recovery methods to extract gold from the quartz rubble which is essentially broken and fractured surface rock.

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

During the period ended August 31, 2014, no direct property work was conducted on the Lunguya property.

The Company has deferred total net costs (after any recoveries and write offs) of $3,811 on the Lungua Property for the year ended August 31, 2014.

The Lunguya Property is without known mineral reserves and any exploration program is an exploratory search for ore.  .

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

The Company’s Interest

Through prospecting and mining option agreements, the Company has options to acquire interests in several Itetemia Property prospecting licenses.  The prospecting licenses comprising the Itetemia Property are indirectly held by the Company through the Company’s subsidiaries, Tancan or Tanzam. In the case of one prospecting license, Tancan acquired its interest pursuant to the Stamico Venture Agreement, as amended June 18, 2001 and July 2005, which provides, among other things, that:

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

3.

Stamico is entitled to acquire an additional 20% interest in the joint venture company by paying a sum equal to 20% of the cost of placing the property into commercial production based on the feasibility study, if and when submitted to the Government of Tanzania for such purpose.

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

History

The exploration history of the Itetemia Property from 2006 to 2014 is summarized as follows:

Itetemia Exploration History Synopsis

Year	Operator	Work Performed
2006	Tancan	In-house evaluation. 4-hole diamond drill program
2007	Sloane	Planned 2000 m RC drill program and 3000 m infill diamond drilling program.
2008	Sloane	First phase drill program consisted of 10 Reverse Circulation (RC) aggregating 1,489 metres. Eight diamond drill holes were drilled totalling 2,286.5 metres.
2009	Sloane	Data analysis
2010	Sloane	Data analysis
2011-2012	Company	NI 43-101 report prepared by Venmyn Rand (Pty) Ltd.
2013	Company	In-house evaluation
2014	Tanzanian Royalty

Digital Terrain Model (DTM) survey pickups using GPS to create topographical survey over the resource area for resource modelling, completion of study, which was contracted to MaSS Resources Company Ltd., submission of the Final Itetemia Gold Project (IGP) Study by MaSS Resources company, Environmental Impact Assessment (EIA) study on the Itetemia Gold Project (IGP), which was contracted to Efficient Consultants environmental experts. The EIA study is ongoing and completed activities include - Visit to site, conducting consultative meetings with stake holders, consultation with OSHA officials & Lake zone mines officer, project registration with NEMC, submission of brief project report to NEMC for project screening, preparation of Scoping Project Report and Terms of Reference (ToR) for management approval before submission and the submission of the Scoping Report to NEMC for approval.

Geology

The Lake Victoria area contains 12 Archean Nyanzian greenstone belts which are surrounded by and have been interrupted by numerous granitic intrusions.  The Nyanzian belts comprise a volcano-sedimentary sequence composed of mafic to felsic volcanics (lavas and tuffs), BIF and shales. The greenstone belts have been grouped into locally distinct geographic regions.  One of these regions is the Southwest Mwanza Region which includes a large area south of the town of Mwanza, located on the south shore of Lake Victoria.  There are five greenstone belts in the Southwest Mwanza Region, one of which is the Ushirombo belt. The Ushirombo belt is an east-west trending belt, the eastern end of which is located approximately 25 km west of the southern end of Smith Sound on Lake Victoria. The eastern end of the belt is arcuate in shape and trends northerly tangential to the northwestern flank of the Siga Hills.

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

Mineralization

The sulphide mineralization encountered on the Itetemia Property comprises massive to semi-massive, stringers, veins and veinlets, disseminated and nodular mineralization.  The types of mineralization are (i) sulphides associated with volcanism activity; (ii) remobilized sulphides associated with deformation (shear hosted); and (iii) sulphides associated with sedimentation.  The gold and metallic contents associated with this mineralization are variable and the relation between the grades and the mineralized type is not well known at this stage.

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

The Company is reviewing various alternatives for advancing its Itetemia project. Previous studies have indicated that the Golden Horseshoe Reef (GHR) represents a small, yet robust, medium-grade, near surface gold deposit that warrants further feasibility investigations. A Technical Report dated January 31, 2012 (the “Itetemia and Luhala Technical Report”) shows the potential of a small opencast operation, at high gold prices. At lower gold prices, studies show some potential for toll treating the GHR material at the neighbouring Bulyanhulu Mine.

The Itetemia and Luhala Technical Report also includes a Resource Summary for the GHR. Based on a 1.0g/t Au cut-off grade, Itetemia has an Indicated Mineral Resource of 2.80  million tons  grading 2.96g/t Au containing 266,000 ounces of gold.

For additional information regarding the Itetemia Property see the Technical Report entitled “National Instrument 43-101F on the Itetemia and Luhala Gold Projects in the Lake Victoria Greenstone Belt, Tanzania” prepared for the Company by Venmyn Rand (Pty) Limited and compiled by A.N. Clay, N.

McKenna, and R.M. Tayelor dated January 31, 2012 and filed on SEDAR February 1, 2012.

During the period ended August 31, 2014, no direct property work was conducted on the Itetemia property.

The Company has incurred total net costs (after any recoveries and write offs) of $69,568 on the Itetemia Property for the year ended August 31, 2014.

The Itetemia Property is without known mineral reserves and any exploration program is an exploratory search for ore.

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

At Luhala, the mean elevation is approximately 1,200 m above sea level, with a series of small sub-rounded hills, rising up to one hundred metres above the surrounding plain.  These hills are typically formed by either resistive iron formations or felsic volcanic rocks.  Mafic volcanic rocks weather recessively and are typically only exposed in trenches through well formed laterite profiles.  Laterite development is extensive with brick-red laterites overlying weak mottled zones and saprolites at a depth of approximately 3-5 metres.  Deep weathering penetrates 45 - 60 metres vertically within the subsurface.

An enthusiastic and competent labor force is available through the surrounding villages, and local people have been routinely hired during the trenching, drilling and soil sampling programs conducted on this property.  However, no other significant infrastructure is available.

History

Luhala has had a significantly more protracted exploration history than Lunguya, beginning with the initial exploration by the then Tanganyikan Geological Survey in 1947.  The exploration history of Luhala since 2006 to 2014 is summarized as:

LUHALA EXPLORATION HISTORY SYNOPSIS

Year	Operator	Work Performed
2006	Tancan	Diamond drilling, RC drilling
2007	Sloane	Follow-up exploration planning
2008	Sloane	Data analysis
2009	Sloane	Data analysis
2010	Sloane	Data analysis
2011-2012	Company	NI 43-101 report prepared by Venmyn Rand (Pty) Ltd.
2013	Company	In-house evaluation
2014	Company	Continued in-house evaluation

Geology

Luhala is found within the eastern portion of the Buhungukira Belt, a local place name assigned to one of the eight greenstone belts in the Lake Victoria District.  These rocks are believed to be the eastern continuation of the Geita Greenstone Belt and consist of dominantly Upper Nyanzian rock sequences.

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

At Luhala, three principal mineralized zones have been identified. These include Kisunge Hill, Shilalo South, and Shilalo West.  All of the three principal mineralized areas are linked by a common southwest plunging antiform, the limbs of which are separated by 500 to 800 metres and converge just south of Line 6200 E and 3800 N.  Mineralization to Kisunge Hill is associated with a chert – felsic volcanic contact.  As Shilalo South, structurally controlled gold mineralization closely tracks the position of a massive to locally well-bedded chert or cherty iron formation.  The results of diamond drilling in Shilalo West strongly outline the importance of the felsic volcanic - chert – structural sites and gold association.  For example, borehole LSD – 08A is collared in the hangingwall to the Shilalo West mineralized zone, traverses the host rhyolite-chert lithology, and terminates in the footwall.  This borehole intersected significant gold mineralization of 3.55 g/t Au over 5 m near the hangingwall contact of the felsic volcanic rocks, and is mineralized repeatedly at over one gram ranges throughout much of the felsic host interval, which in this borehole is over 35 metres thick.

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

Exploration

During the period ended August 31, 2014, no site-based exploration work was conducted on the Luhala Property.

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

For additional information regarding the Luhala Property see the Technical Report entitled “National Instrument 43-101F on the Itetemia and Luhala Gold Projects in the Lake Victoria Greenstone Belt, Tanzania” prepared for the Company by Venmyn Rand (Pty) Limited and compiled by A.N. Clay, N. McKenna, and R.M. Tayelor dated January 31, 2012 and filed on SEDAR February 1, 2012 (the “Itetemia and Luhala Technical Report”).

The Company has incurred total net costs of $9,368 and written off $377,511 of expenditures on the Luhala Property for the year ended August 31, 2014.

The Luhala Property is without known mineral reserves and any exploration program is an exploratory search for ore.

Kabanga Project

Property Description and Location

The Kabanga project is located in north western Tanzania, south of Lake Victoria and near the Burundi and Rwanda borders within the Mesoproterozoic Karagwe-Ankolean sequence within the Kibaran Fold Belt of NW Tanzania and is owned 75% Northwestern Basemetals Company Limited, 15% by Stamico and 10% by Songshan.

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

In 2000, an interpretation of the regional aeromagnetic survey of the greater Kabanga Ni belt was carried out as part of the Company’s regional exploration programme.

In 2004, with a Nickel price rise forecast, the Company applied for open ground on the stratigraphy that favours these magnetic anomalies

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

Exploration

6,791 biogeochemistry (BGC) samples have been collected. A total of 4490 samples were sent to the BGC Preparation Laboratory at Buckreef exploration camp for preparation by drying at 70 degree celcius for 12 hours, sieving and grinding. 3476 samples were shipped at 100g of the pulps to ACME Analytical Laboratory in Vancouver, Canada for Mult Element analysis using Coupled Plasma Mass Spectrometry (ICP – MS) to detect a 53 elements suite within the collected tissue samples after proper laboratory preparation by controlled ashing and then placing the sample material on an aqua regia digestion.

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

The Company has written off all costs incurred to date for Kabanga nickel and management will review all remaining licences for future continuity or abandonment as they come due.

The Kabanga Property is without known mineral reserves and any exploration program is an exploratory search for ore.

Item 4A.

Unresolved Staff Comments

None

Item 5.

Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended August 31, 2014 and 2013, and should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

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

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable.  Any cost incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred.  Field overhead costs directly related to exploration are capitalized and allocated to mineral properties explored.  All other overhead and administration costs are expensed as incurred.

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

Impairment of Long-lived Assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash‐generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash‐generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs.  During the year ended August 31, 2014, the Company wrote off $1,209,640 of costs on abandoned mineral properties (2013 – $2,194,907).  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and PPE, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit‐of‐production method or the straight‐line method, as appropriate.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market‐based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.   As of August 31, 2014 no liability for restoration exists.

A.

Operating Results

The following discussion and analysis of the financial condition and operating results of the Company for the years ended August 31, 2014 and 2013 should be read in conjunction with the consolidated financial statements and related notes to the financial statements which have been prepared in accordance with IFRS.

Overview

As at August 31, 2014, the Company had current assets of $2,614,572 compared to $11,289,745 on August 31, 2013.  The decrease is mainly due to net expenditures on exploration of $2,329,901 (2013 - $4,109,573), additions to property, plant and equipment of $2,412,541 (2013 - $50,197) in connection with the construction of the processing plant, cash used to repay the convertible debenture of $1,090,000 (2013 - $nil) and cash used in operations of $3,485,590 (2013 - $4,137,953).  Mineral properties and deferred exploration assets were $47,052,468 as compared to $45,932,207 at August 31, 2013.

Net loss for the year ended August 31, 2014 was $2,416,265 compared to a net loss of $3,225,998 in the comparable year ended August 31, 2013.  The main differences in expenditures between the two periods are the recovery of VAT of $262,116 during the year ended August 31, 2014 compared to $nil in 2013, a write off of mineral properties of $1,209,640 for the year ended August 31, 2014 compared to $2,194,907 in 2013 and a lower gain of $3,524,000 from the revaluation of warrant liability during the year ended August 31, 2014 compared to a gain of $4,590,000 on the same revaluation of the warrant liability in 2013.

During the year ended August 31, 2013 the Company issued shares with a value of $986,334 on conversion of 221,337 shares under the convertible debt agreement.  During the year ended August 31, 2014, the Company issued 320,823 shares (2013 – 241,308 shares) pursuant to the RSU plan with a value of $1,354,238 (2013 - $1,151,010).  In addition, during the year ended August 31, 2014, the Company issued 82,405 shares (2013 – nil shares) for settlement of a lawsuit.  In the current year, capital is being utilized for the Buckreef Gold Project development, property acquisition, exploration, capital equipment purchases and general operating expenses as tabulated below.  The remaining funds/cash liquid assets are invested in interest bearing investments, which are highly liquid.

C$ (000)
Funds available August 31, 2013	10,680
Equipment purchases	(2,412)
Mineral property expenditures including licences, environmental and exploration, net of recoveries	(2,330)
Repayment of convertible debt	(1,081)
General corporate expenses	(3,027)
Funds available August 31, 2014	$1,830

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2014, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing.  The Company must obtain additional funding in 2015 in order to continue development and construction of the Buckreef Project.  The Company is currently negotiating project financing terms with a number of lending institutions, which the Company believes will result in the Company obtaining the project financing required to fund the construction of the Buckreef Project. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

Due to the current low interest rate environment, interest income is not expected to be a significant source of income or cash flow.  Management intends to monitor spending and assess results on an ongoing basis and will make appropriate changes as required.

TRENDS

•

There are significant uncertainties regarding the prices of precious and base metals and other minerals and the availability of equity and debt financing for the purposes of mineral exploration and development.  The prices of precious and base metals have been subject to extreme volatility over recent periods, as such the Company remains cautious;

•

The Company’s future performance is largely tied to development of the Buckreef project and other main projects and outcome of future drilling results; and

•

Current financial markets are likely to be volatile in Canada for the remainder of the year, reflecting ongoing concerns about the stability of the global economy.  As well, concern about global growth may lead to future drops in the commodity markets.  Uncertainty in the credit markets has also led to increased difficulties in borrowing/raising funds.  Companies worldwide have been negatively affected by these trends.  As a result, the Company may have difficulties raising equity and debt financing for the purposes of base and precious metals exploration and development.

These trends may limit the Company’s ability to discover and develop an economically viable mineral deposit.

Results of operations

Fiscal year ended August 31, 2014 compared to fiscal year ended August 31, 2013

Net additions to mineral properties and deferred exploration costs for the year ended August 31, 2014 were $2,329,901 compared to $4,109,573 for the year ended August 31, 2013.  The amount has decreased as compared with prior year as the Company focused on construction of the heap leach and processing plant during the latter part of the year, incurring additions of $2,412,541 (2013 - $50,197) and thus reduced its exploration activities as it advances its Buckreef project towards the commencement of production and continues exploration work on other projects in its portfolio and at the same time is conscious about conserving its cash in the current economic downturn.  Recoveries received during the year ended August 31, 2014 and 2013 from various option agreements and other miscellaneous sources were $nil and $41,786, respectively.

Net loss for the year ended August 31, 2014 was $2,416,265 compared to a loss of $3,225,998 for the comparable year ended August 31, 2013.  For the three month period ended August 31, 2014 and 2013, the net loss was $1,649,399 and a loss of $2,754,677, respectively.  The main reason for the decrease in net loss for the year is the recovery of VAT of $262,116 during the year ended August 31, 2014 compared to $nil in 2013 and a write off of mineral properties of $1,209,640 for the year ended August 31, 2014 compared to $2,194,907 in 2013. A lower gain of $3,524,000 from the revaluation of warrant liability during the year ended August 31, 2014 compared to a gain of $4,590,000 on the same revaluation of the warrant liability in 2013 reduced decrease in net loss.

The main reason for the decrease in net loss for the three month period is the reduced gain on revaluation of warrant liability of $33,000 compared to a loss of $747,000 on the same revaluation of the warrant liability in 2013 and a write off of mineral properties of $356,096 for the three month period ended August 31, 2014 compared to $695,094 in 2013.

For the year ended August 31, 2014, depreciation expense was $258,067 compared to $288,519 for the year ended August 31, 2013. The decrease of $30,452 was due to the lower capital asset cost base for capital assets currently being depreciated as depreciation lowered the capital asset balance offset by purchases in the period. The capital expenditure for the year ended August 31, 2014 was $2,412,541 as compared to $50,197 in the year ended August 31, 2013.  The increase in capital expenditures is due to construction of the heap leach pads and processing plant.

Consulting fees for the year ended August 31, 2014 were $225,914 compared to $317,257 in the comparable year ended August 31, 2013.  Consulting expenses decreased due to a reduction in fees to members of the technical committee and due to non recurring consulting work in the prior period in connection with preliminary economic analysis.  Consulting fees for the three months ended August 31, 2014 were $173,933 compared to $136,807 in the comparable period ended August 31, 2013. The increase in the three month period is due to the final settlement of a lawsuit brought on by a former consultant.

Directors’ fees for the year ended August 31, 2014 were $376,434 compared to $375,342 in the comparable year ended August 31, 2013.  Director fees remained consistent between the two periods as the number and valuation of RSU’s issued to board members remained comparable.

Office and general expenses for the year ended August 31, 2014 were $380,632 compared to $388,675 in the comparable year ended August 31, 2013. Office and general costs remained consistent between the comparable periods.  For the three month period ended August 31, 2014, office and general expenses were $107,655 compared to $124,742 in the comparable period ended August 31, 2013. Office and general costs remained consistent between the comparable quarters.

Shareholder information costs for the year ended August 31, 2014 decreased to $265,421 from $343,291 for the comparable year ended August 31, 2013. The decrease was due to lower investor relation costs during the current year. For the three month period ended August 31, 2014, shareholder information costs were $18,202 compared to $70,711 for the three month period ended August 31, 2013. The decrease of $52,509 was due to lower investor relations costs during the current quarter in 2014.

Professional fees decreased by $208,469 for the year ended August 31, 2014 to $523,359 from $732,328 for the year ended August 31, 2013.  Professional fees were higher during fiscal 2013 due to litigation during the comparable period in 2013.  For the three month period ended August 31, 2014 professional fees decreased to $145,803 from $318,594 for the three month period ended August 31, 2013. The decrease is due to the same reason as described above.

Salaries and benefits expense decreased to $1,304,895 for the year ended August 31, 2014 from $1,388,160 for the year ended August 31, 2013.  Salaries and benefits decreased due to reduced bonuses paid in the current period.  The expenses for the corresponding three month period ending August 31, 2014 and 2013 were $269,840 and $261,860 respectively. Salaries and benefits remained consistent between the two comparable periods.

Share based payments for the year ended August 31, 2014 were $1,106,517 compared to $1,053,509 in the comparable year ended August 31, 2013.  Share based payments vary depending on the number of equity based compensation options issued and vesting.  See note 8 of the audited consolidated financial statements for the years ended August 31, 2014 and 2013 for details.  Director fee RSU expense was $194,682 and $208,572, respectively.

For the year ended August 31, 2014, travel and accommodation expense increased by $97,524 from $126,362 in 2013 to $223,886. For the three months ended August 31, 2014, travel and accommodation expense increased by $10,162 from $38,456 in 2013 to $48,618. Travel and accommodation expense increased as compared to the comparable quarter in 2013 due to an increase in travel in the latter half of the year related to advancement of projects into production.

For the year ended August 31, 2014, the foreign exchange loss was $18,957 compared to an exchange loss of $5,215 for the same year ended August 31, 2013. This decreased loss of $13,742 was due to the years’ Tanzanian Shilling exchange rate having decreased from 1,524 at August 31, 2013 to 1,503 at August 31, 2014.

Interest income for the year ended August 31, 2014 was $65,362, compared to $133,116 for the year ended August 31, 2013.  Interest income decreased as the average cash balance in interest bearing accounts decreased during the current period.

The interest accretion expense for the year ended August 31, 2014 was $4,779, compared to $55,549 for the year ended August 31, 2013. The interest relates to the issuance of convertible debt.  Interest accretion has reduced to $nil as of August 31, 2014 as debt was repaid or converted into shares.

During the year ended August 31, 2014, the Company agreed to abandon and wrote off $1,209,640 in expenses in various project areas (2013 – wrote off $2,194,907) from abandoning various licenses, see note 4 of the audited consolidated financial statements for the years ended August 31, 2014 and 2013 for details. The Company is continuously evaluating its mineral properties Licenses and Carry Forward Balances and makes adjustments as deemed necessary to reflect current plans to explore and develop licenses into the future.

During the year ended August 31, 2014, the Company recorded recoveries of VAT of $262,116 (2013 – $nil) for VAT that was previously expensed due to the government conditions at the time which supported a low likelihood of receiving VAT refunds.  During the current period, these government factors changed and the amount is deemed to be collectible.

A gain of $3,524,000 (2013 – gain of $4,590,000) was recognized during the year ended August 31, 2014 in connection with the revaluation of the warrant liability.  Warrant liability is revalued at every reporting period using the Black-Scholes model.

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

Foreign Exchange

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At August 31, 2014, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the funds of the Company are held in Canadian currencies, the foreign currency risk associated with US dollar and Tanzanian Shilling financial instruments is not considered significant at August 31, 2014.

B.

Liquidity and Capital Resources

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements.  Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding.  Previously, the Company has obtained funding via private placements, public offering and various sources, including the Company’s President and CEO.

At August 31, 2014 the Company had working capital of $1,325,667 (August 31, 2013 – $5,416,104), including warrant liability or a working capital of $1, 325,667 (August 31, 2013 – $8,940,104) excluding warrant liability, had not yet achieved profitable operations, has accumulated losses of $69,095,649 (August 31, 2013 – $67,117,263) and expects to incur further losses in the development of its business. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

Some of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.

The Company has no contractual obligations as of the latest fiscal year end and latest fiscal quarter.

Convertible Debt

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

Mineral Property Projects

As of August 31, 2014, amounts capitalized in respect of mineral properties were $47,052,468, being an increase from August 31, 2013 when the balance was $45,932,207.

During the fiscal year ended August 31, 2014, the Company capitalized mineral property exploration costs of $2,329,901 on its mineral resource properties.  The Company wrote off $1,209,907 in exploration expenditures on areas abandoned in the year ended August 31, 2014.

For information on the Company’s commitments for property and rental payments, refer to Item 4.

Events Subsequent To August 31, 2014

On September 2, 2014, the Company announced the completion of the heap leach pad construction at its Buckreef Re-development Gold Project, located in the Lake Victoria Goldfields of Tanzania. Construction began in April 2014 and was overseen by civil contractor Yale-Constech Company Limited.

Four heap leach cells with dimensions of 100 metres by 30 metres each are now complete. This will support the processing of stacked ore delivered from the Buckreef South Pit. The Company has also completed a significant portion of the Buckreef South Pit preparation, including grade control drilling, maps and roads.

The heap leach project is subject to environmental regulation by the National Environmental Management Council (NEMC) and the pads were engineered to exceed the standards established in The Water Resource Management Act No. 11, 2009. A three-layer barrier structure permanently contains all fluids within the boundaries of the heap and connects the leaching field to the process ponds. From the bottom up, the three layers consist of a one-foot layer of compacted clay base, a 1.5 mm non-porous Bentomat high-density polyethylene liner, and 19 mm of gravel material primarily as a buffer to prevent the liner from contacting ore.

While the complete leach cycle is estimated at a minimum of 60 days, the majority of the metal should be recovered in less than 45 days. The Company anticipates that a sufficient quantity will have accumulated to begin the carbon elution process after about 30 days of irrigation.

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

Item 6.

Directors, Senior Management and Employees

A.

Directors and Senior Management

Directors and Senior Management

A.

Directors and Senior Management

The following is a list of the Company’s current directors and officers.  The directors named below were elected or re-elected by the Company’s shareholders on February 27, 2014. There are no family relationships between the directors and officers.

Name, Municipality of Residence and Position With the Company	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since
James E. Sinclair Sharon, Connecticut President, Chief Executive Officer and Director	President and CEO of the Company	April 30, 2002
Joseph Kahama Dar es Salaam, Tanzania Chairman and Chief Operating Officer (Tanzania) and Director	Chairman and COO (Tanzania) of the Company; President, Tanzania American International Development Corporation 2000 Limited	February 29, 2008
Dr. Norman Betts Fredericton, New Brunswick Director	Associate Professor, Faculty of Business Administration, University of New Brunswick and a Chartered Accountant	January 4, 2005
William Harvey Sharon, Connecticut Director	Psychologist	April 30, 2002

Name, Municipality of Residence and Position With the Company	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since
Rosalind Morrow Toronto, Ontario Director	Lawyer; Partner, Borden Ladner Gervais LLP	October 20, 2003
Abdulkarim Mruma Dar es Salaam, Tanzania Director	Professor of Geology, University of Dar es Salaam	February 22, 2011
Ulrich E. Rath Toronto, Ontario Director	Formerly President and CEO and Director of Chariot Resources Ltd.	October 7, 2003
Steven Van Tongeren Yorktown Heights, New York Chief Financial Officer	Chief Financial Officer of the Company	Officer only

Directors and Senior Management

James E. Sinclair, President, Chief Executive Officer and Director

Mr. Sinclair is the President and CEO of the Company.  Mr. Sinclair, age 73, devotes his full time to the business and affairs of the Company.

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

Mr. Sinclair has authored numerous magazine articles and three books dealing with a variety of investment subjects including precious metals, trading strategies and geopolitical events, and their relationship to world economics and the markets. He maintains a high public profile and his commentary on gold and other financial issues garners extensive media attention at home and abroad.  Mr. Sinclair is Executive Chairman of the Advisory Board to the Singapore Precious Metals Exchange, a physical metal exchange.

Joseph Kahama, B.A. (Carleton); M.A.(Udsm), Chairman and Chief Operating Officer (Tanzania) and Director

Joseph Kahama was appointed Chairman and Chief Operating Officer (Tanzania) of the Company in February 2011. He became a director of the Company in February 2008 and he formerly served as President and director of the Company's wholly owned subsidiary, Tanzania American International Development Corporation 2000 Limited, since 1997. In his capacity as President and director of Tanzam 2000, Mr. Kahama has been responsible for corporate administration and also for maintaining good relations with the government, vendors and with the Company's various business partners in Tanzania. In addition to serving as an Executive Councillor at the Tanzania Chamber of Minerals and Energy (TCME) since 1999, where he represents the Company and its various subsidiaries, Mr. Kahama served as the Chairman of the Tanzania

Chamber of Minerals and Energy for the period 2011-2014. Since 2006, Mr. Kahama has been a member and advisor of the China-Africa Business Council which is headquartered in Beijing, People's Republic of China. Mr. Kahama currently serves as the Secretary General of the Tanzania-China Friendship Promotion Association and in October 2014, was decorated by the President of the East China Normal University in Shanghai as an Advisory Professor.

Mr. Kahama is author of a book titled "SIR GEORGE: A Thematic History of Tanzania Through His Fifty Years of Public Service", printed in 2010. Mr. Kahama, age 46, devotes his full time to the business and affairs of the Company.

Dr. Norman Betts, Ph.D., Director

Dr. Betts is an associate professor, Faculty of Business Administration, University of New Brunswick (UNB) and a Chartered Accountant Fellow (FCA). Dr. Betts serves as a Chair of the board of directors of Starfield Resources Inc. and as a director and member of the audit committees of Tembec Inc., New Brunswick Power Corporation, Export Development Canada and Adex Mining Inc.  In June, Dr. Betts was appointed to the Board of Directors of the Bank of Canada.  He is also a co-chair of the board of trustees of the UNB Pension Plan for Academic Employees. He is a former Finance Minister and Minister of Business New Brunswick with the Province of New Brunswick. He was awarded a PhD in Management from the School of Business at Queen’s University in 1992Dr. Betts, age 60, devotes approximately 10% of his time to the business and affairs of the Company.

Dr. William Harvey, B.A., Ph.D., Director

Dr. Harvey is a Clinical Psychologist, who for over thirty years has served as a consultant and technical expert on matters relating to substance abuse prevention and mental health promotion to a wide variety of private and governmental programs and agencies in the United States. These include the National Institute of Drug Abuse, the National Institute of Alcoholism and Alcohol Abuse, the Office of Juvenile Justice & Delinquency Prevention, and the National Mental Health Association. He was an Adjunct Professor in the Department of Sociology at Washington University, and a Senior Research Scientist at the Missouri Institute of Mental Health, University of Missouri. He continues to be involved in the formulation of new programs and policies aimed at the betterment of society.  Dr. Harvey will continue to expand the role which the Company has at the local level to ensure that stakeholder interests are addressed.  Dr. Harvey, age 81, devotes approximately 10% of his time to the business and affairs of the Company.

Rosalind Morrow, B.A., B.Ed., A.R.C.T, LL.B., Director

A graduate of Trinity College, Toronto, the Royal Conservatory of Music of Toronto and the University of Toronto Law School, Ms. Morrow specializes in corporate and securities law with a particular emphasis on financings, including government and structured finance, corporate governance and mergers and acquisitions.  She has advised Canadian and international corporations on a number of major projects in the financial, communications and resource sectors.  Ms. Morrow is a former member of the Securities Advisory Committee to the Ontario Securities Commission.  Since the inception of the program in 2001, Ms. Morrow has been lead external counsel to Canada Mortgage and Housing Corporation on over $250 billion in fully underwritten global bond issuances under its Canada Mortgage Bond Program, and since 2008 has represented the Canadian federal government on its $125 billion Insured Mortgage Purchase Program, the Canadian equivalent of the U.S. TARP Program.  A past president of the Women’s Law Association of Ontario and recipient of its President’s Award, Ms. Morrow currently serves on the Board of Governors of Trent University where she is a member of its Executive Committee and Chair of its Nominating and Governance Committee ..  She is also Chair of The Living City Foundation, the charitable arm of the Toronto and Region Conservation Authority, one of the largest environmental organizations in

North America, dedicated to the preservation of a green environment in the Toronto region. Ms. Morrow, age 60, devotes approximately 10% of her time to the business and affairs of the Company.

Abdulkarim Hamisi Mruma, PhD., M.Sc. (Geology), B.Sc. (Geology), Director

Dr. Mruma is a graduate of the University of Dar es Salaam where he currently serves as a Professor of Geology. His post graduate studies included research sabbaticals at universities and government institutions in Germany, Belgium, Zimbabwe and Finland. He has authored numerous technical reports on various geological topics and contributed to several technical and non-technical journals on a broad range of geology and industry-related subjects. The list of publications includes UNESCO Magazine, Journal of African Earth Sciences, and the Tanzanian Journal of Earth Sciences. In addition to his academic duties, Dr. Mruma is Chief Executive Officer of the Geological Survey of Tanzania, a position he has held since October 2004. He also serves as a Board member of both Williamson Diamonds Limited and National Development Corporation, College of Earth Sciences of the University of Dodoma. Dr. Mruma is the Chairman of the Advisory Board of Mineral Resources Institute and he also acts as National Coordinator of International Geological Correlation Programs and International Year of Planet Earth Programs. He is also a member of the Research and Development Advisory Committee on Natural Resources - Tanzania Commission for Science and Technology (COSTECH). Dr. Mruma, age 59, devotes approximately 10% of his time to the business and affairs of the Company.

Ulrich E. Rath, Director

Mr. Rath has a wide range of experience in the mining industry, and has specific experience in North America, South America including Argentina, Chile and Peru and in South Africa. Mr. Rath was the President and CEO and Director of Chariot Resources Ltd., a junior resource company focused on the exploration, acquisition and development of copper and precious metal mineral deposits in the Andes region of Latin America. In June 2010, Mr. Rath facilitated the sale of Chariot Resources following a global auction. The sale was approved by over 98% of the shareholders of Chariot Resources. As the former President, CEO and Director of Chimera Gold Corp. (previously known as EAGC Ventures), Ulrich Rath was responsible for facilitating the $US67 million acquisition of gold operations in the East Rand region of South Africa that now produce more than 200,000 ounces gold per annum. Subsequently, the Board of Chimera agreed to a 1:1 merger with Bema Gold Corp.  He was formerly CEO and director of Compania Minera Milpo, a medium sized Peruvian zinc mining company.   Mr. Rath was also formerly Vice-President, Corporate Development, for Rio Algom Ltd. from December 1992 to October 1998.  Rio Algom Ltd. was a U.S. reporting issuer, whose common shares were listed on the American Stock Exchange.  Mr. Rath, age 68, devotes approximately 10% of his time to the business and affairs of the Company.

Steven Van Tongeren, B.Sc, CPA, Chief Financial Officer

Mr. Van Tongeren holds a Bachelor of Science degree from the State University of New York and was certified as a Certified Public Accountant in the State of New York. He completed Executive Finance Management Training at INSEAD France, one of the world's leading and graduate business schools. He has extensive international experience having lived and worked in various countries. Mr. Van Tongeren was Executive Director, Finance for a London Stock Exchange listed restaurant group operating throughout Europe. He successfully brought the privately held company to full public listing and went on to complete major fund raising for the company's rapid international expansion. He acted as Vice President, Finance and Administration, for PolyGram Video and later as Manager of World-Wide Consolidation and Reporting for Polygram International BV. In that capacity, he was responsible for preparing all consolidated world-wide financial reporting for one of the world's major record and film entertainment companies with subsidiaries in 34 countries. He served as European and South African Financial Director for the Borden Food Inc. International packaging group with manufacturing and sales operations throughout Europe and South

Africa. Mr. Van Tongeren has worked as Senior Operations Auditor for Gulf & Western Inc., where he was responsible for domestic and international company audits and special project due diligence. Mr. Van Tongeren, age 57, devotes his full time to the business and affairs of the Company.

Cease Trade Orders

No director or executive officer of the Company (or any personal holding corporation of such persons) is, or was within the ten years prior to the date hereof, a director, chief executive officer or chief financial officer of any company, including the Company, that:

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

that was in effect for a period of more than thirty consecutive days.

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

(i)

is at the date hereof, or has been within the last ten years, a director or executive officer of any company that while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)

has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder

Conflicts of Interest

There is no existing material conflict of interest between the Company or its subsidiaries and a director or executive officer of the Company or its subsidiaries.  However, certain directors and officers of the Company are and may continue to be involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors.  Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Company.  As required by law, each of the directors of the Company is required to act honestly, in good faith and in the best interests of the Company.  Any conflicts which arise shall be disclosed by the directors and officers in accordance with the Business Corporations Act (Alberta) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed on them by law.

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

Base salaries for all employees of the Company are established for each position based on market information obtained through the recruitment process from recruitment consultants and candidates on an ad hoc basis. The Audit and Compensation Committee familiarizes itself with this market information, but does not employ a statistical or formal benchmarking approach in making its compensation recommendations. Individual qualifications and experience, together with the Company’s pay scale and any market information obtained, are considered in determining base compensation levels.

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

The Company's Code of Ethics and Business Conduct prohibits directors and NEOs (defined below) from entering into transactions to hedge or offset a decrease or protect the value of equity securities of the Company granted as compensation or otherwise directly or indirectly held.

The Company has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services.  Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

The Company is required, under applicable securities legislation in Canada to disclose to its shareholders details of compensation paid to its named executive officers (a “named executive officer” or “NEO”).  A named executive officer as defined in Form 51-102F6 – Statement of Executive Compensation, prescribed by National Instrument 51-102 - Continuous Disclosure Obligations, means an individual who, at any time during the year, was:

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

Based on the foregoing definition, the Company has six NEOs for the fiscal year ended August 31, 2014:  James E. Sinclair, President and CEO; Joseph Kahama, Chairman and COO (Tanzania); Steven Van Tongeren, CFO, Victoria Luis, Corporate Accountant, Phillip Kaniki, General Manager and Helen Hansen, former Corporate Secretary.

The following tables set forth particulars concerning the compensation of the named executive officers for the Company’s last three fiscal years ended August 31, 2014:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share-based awards ($)		Option-based awards ($)	Non-equity incentive plan compen- sation ($)	Pension Value ($)	All other compen-sation ($)	Total compen-sation ($)
			Annual incentive plans (RSU)	Long term incen- tive plans (ESOP)
James Sinclair, President and CEO	2014 2013 2012	95,000 (1) 87,512 (2) 69,803 (2)	187,500 (3) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	13,089 10,348 Nil	295,589 97,860 69,803
Joseph Kahama, Chairman and COO (Tanzania)	2014 2013 2012	113,064 (1) 113,064 (1)(4) 131,143 (1)(4)	193.750 (5) 89,515 (6) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	70,000 149,700 (7) Nil	376,814 352,279 131,143
Steven Van Tongeren, CFO	2014 2013 2012	169,299 (1) 173,885 (2) 166,100 (2)	206,125 (8) 311,125 (9) 325,500 (10)	9,119 9,328 14,004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	13,089 28,375 10,200	397.632 522,713 515,804
Helen Hansen, Former Corporate Secretary (11)	2014 2013 2012	87,120 87,120 85,800	72,750 (8) 120,250 (12) 103,000 (13)	4,758 4,758 4,709	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	27,260 12,260 8,000	191,888 224,388 201,509
Victoria Luis, Corporate Accountant	2014 2013 2012	115,000 (1) 113,665 (2) 73,027 (2)	113,975 (8) 182,725 (14) 158,750 (15)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	8,790 14,395 3,000	237,765 310,785 234,777
Phillip Kaniki, General Manager	2014 2013 2012	102,000 (1) 92,500 (2) N/A	41,225 (8) 41,225 (16) N/A	11,018 8,948 N/A	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 8,500 N/A	154,243 151,173 N/A

(1)

US$ exchange average for the year= $1.0908.

(2)

US$ exchange = 1.00.

(3)

Valued at $6.28 per RSU granted on May 6, 2011.

(4)

Includes taxes paid in Tanzania and statutory deductions.

(5)

Valued at $2.72 per RSU granted on July 3, 2013.

(6)

Valued at $4.69 per RSU granted on June 2, 2010.

(7)

Total is a combination of $74,700 cash and 27,574 RSUs valued at $2.72 per RSU granted on July 3, 2013.

(8)

Valued at $3.58 per RSU granted on April 10, 2013.

(9)

Total is a combination of 25,000 RSUs valued at $4.20 per RSU granted on February 24, 2012 and 42,152 RSUs valued at $4.89 per RSU granted on April 11, 2012.

(10)

Total is a combination of 20,000 RSUs valued at $6.90 per RSU granted on February 24, 2011 and 29,857 RSUs valued at $6.28 per RSU granted on May 6, 2011.

(11)

Helen Hansen resigned as Corporate Secretary as of May 31, 2014.

(12)

Total is a combination of 10,128 RSUs valued at $4.69 per RSU granted on June 2, 2010 and 14,877 RSUs valued at $4.89 per RSU granted on April 11, 2012.

(13)

Total is a combination of 10,416 RSUs valued at $3.84 per RSU granted on May 27, 2009 and 10,032 RSUs valued at $6.28 per RSU granted on May 6, 2011.

(14)

Total is a combination of 14,659 RSUs valued at $4.69 per RSU granted on June 2, 2010, 23,307 RSUs valued at $4.89 per RSU granted on April 11, 2012.

(15)

Total is a combination of 17,903 RSUs valued at $3.84 per RSU granted on May 27, 2009 and 14,331 RSUs valued at $6.28 per RSU granted on May 6, 2011.

(16)

Valued at $4.89 per RSU granted on April 11, 2012.

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

Incentive Plan Awards

Outstanding share-based awards and option-based awards

Option-based Awards					Share-based Awards
Name	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money RSUs ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
James Sinclair, President and CEO	2014 2013 2012	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	206,000 (1) 206,125 (2) 206,125 (3)	76,296 57,577 42,152	206,000 206,125 206,125
Joseph Kahama, Chairman and COO (Tanzania)	2014 2013 2012	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	206,000 (1) 281,125 (4) 206,125 (3)	76,296 85,151 42,152	206,000 281,125 206,125
Steven Van Tongeren, CFO	2014 2013 2012	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	206,000 (1) 313,525 (2) 311,125 (5)	76,296 87,577 67,152	206,000 313,525 311,125
Helen Hansen, Former Corporate Secretary	2014 2013 2012	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	73,000 (1) 72,750 (2) 72,250 (3)	27,037 20,321 14,877	73,000 72,750 72,250
Victoria Luis, Corporate Accountant	2014 2013 2012	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	114,000 (1) 113,975 (2) 113,975 (3)	42,222 31,837 23,307	114,000 113,975 113,975
Phillip Kaniki, General Manager	2014 2013 2012	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	41,000 (1) 41,225 (2) 41,225 (1)	15,185 11,515 8,430	41,000 41,225 41,225

(1)

Valued at $2.70 per RSU granted on April 9, 2014.

(2)

Valued at $3.58 per RSU granted on April 10, 2013.

(3)

Valued at $4.89 per RSU granted on April 11, 2012.

(4)

Total is a combination of 57,577 RSUs valued at $3.58 per RSU granted on April 10, 2013 and 27,574 RSUs valued at $2.72 per RSU granted on July 3, 2013.

(5)

Total is a combination of 25,000 RSUs valued at $4.20 per RSU granted on February 24, 2011 and 42,152 RSUs valued at $4.89 per RSU granted on April 1, 2012.

Incentive plan awards – Value vested or earned during the year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
James Sinclair, President and CEO	None	187,500	None
Joseph Kahama, Chairman and COO (Tanzania)	$193,751	268,750	None
Steven Van Tongeren, CFO	None	206,125	None
Helen Hansen, Former Corporate Secretary	None	72,750	None
Victoria Luis, Corporate Acountant	None	113,975	None
Phillip Kaniki, General Manager	None	41,225	None

Long Term Incentive Plan Awards to NEOs

The Company has made long-term incentive plan awards during the fiscal year ended August 31, 2014 to NEOs of the Company.  See “Restricted Stock Unit Plan” and “Employee Share Ownership Plan” below.

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

On April 26, 2011, the Company’s RSU Plan was amended as the RSU Plan expressly excluded the Chairman and Chief Executive Officer of the Company from participating in the RSU Plan.  As the joint office of Chairman and Chief Executive Officer of the Company no longer exists, and was replaced by two new positions, being President and Chief Executive Officer and Chairman and Chief Operating Officer (Tanzania), the Board determined that it would be in keeping with the objects of the RSU Plan and in the best interests of the Company that each of the offices of President and Chief Executive Officer and Chairman and Chief Operating Officer (Tanzania) be unambiguously included in the category of Service Providers eligible to receive awards of RSUs under the RSU Plan, and that the wording of the RSU Plan be amended as required to effect such result (as so amended, the “Amended RSU Plan”).  The Amended RSU Plan was presented to shareholders and approved at the Company’s annual general and special meeting held on March 1, 2012.

As of November 9, 2012, the Board resolved to suspend 1,500,000 common shares of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,000,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  Subsequently, on January 9, 2014, the Board resolved to decrease the number of common shares suspended to 1,200,000 common shares so that a maximum of 1,300,000 common shares be authorized for issuance under the RSU Plan.

RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2014:

Name	Date of Grant	No. of RSUs (1)	Cash Compensation Election	Vesting Period (3)	Expiration Date
Norman Betts	April 9, 2014	15,949	$36,000	2 years	April 9,2016
William Harvey	April 9, 2014	14,004	$37,812	2 years	April 9, 2016
Rosalind Morrow	April 9, 2014	12,731	$34,375	3 years	April 9, 2017
Abdulkarim Mruma	April 9, 2014	14,083	$37,600	2 years	April 9, 2016
Ulrich Rath	April 9, 2014	14,004	$37,812	1 year	April 9, 2015
Joseph Kahama	April 9, 2014	76,296	N/A	3 years	April 9, 2017
James Sinclair	April 9, 2014	76,296	N/A	3 years	April 9, 2017
Steven Van Tongeren	April 9, 2014	76,296	N/A	3 years	April 9, 2017
Helen Hansen	April 9, 2014	27,037	N/A	3 years	April 9, 2017
Victoria Luis	April 9, 2014	42,222	N/A	3 years	April 9, 2017
Phillip Kaniki	April 9, 2014	15,185	N/A	3 years	April 9, 2017
RSUs granted to directors and executive officers as a group:

(1)

Valued at $2.70 per RSU.

(2)

Subject to the early vesting conditions of the Amended RSU Plan.

The following RSUs granted to directors during the fiscal year ended August 31, 2013 vested during fiscal year ended August 31, 2014:

Name	Date of Grant	No. of RSUs (1)	Cash Compensation Election	Vesting Period (2)	Expiration Date
William Harvey	April 10, 2013	10,562	$37,812	1 year	April 10, 2014
Abdulkarim Mruma	April 10, 2013	11,068	$39,625	1 year	April 10, 2014
Ulrich Rath	April 10, 2013	11,042	$39,531	1 year	April 10, 2014
Joseph Kahama	July 3, 2013	27,574 (3)	N/A	1 year	July 3, 2014
Steven Van Tongeren	April 10, 2013	57,577	N/A	3 years	April 10, 2016
Helen Hansen	April 10, 2013	20,321	N/A	3 years	April 10, 2016
Victoria Luis	April 10, 2013	31,837	N/A	3 years	April 10, 2016
Phillip Kaniki	April 10, 2013	11,515	N/A	3 years	April 10, 2016
RSUs granted to directors and executive officers as a group:

(1)

Valued at $2.70 per RSU.

(2)

Subject to the early vesting conditions of the Amended RSU Plan.

(3)

Valued at $2.72 per RSU

The following RSUs granted to directors during the fiscal year ended August 31, 2011 vested during fiscal year ended August 31, 2014:

Name	Date of Grant	No. of Shares(1)	Cash Compensation Election	Vesting Period	Expiration Date
Rosalind Morrow	May 6, 2011	11,677	$Nil	3 years	May 6, 2014
Joseph Kahama	May 6, 2011	30,852	N/A	3 years	May 6, 2014
James Sinclair	May 6, 2011	29,857	N/A	3 years	May 6, 2014

(1)

Valued at $6.28 per RSU

Outstanding RSUs

RSUs granted to directors and executive officers during fiscal year 2014 are outstanding as of August 31, 2014.

Employee Share Ownership Plan

By an agreement dated May 1, 2003, the Company appointed Olympia Trust Company (now Computershare Trust Company) , as trustee (the “Trustee”) to manage and administer the Company’s ESOP.  Under the ESOP, eligible employees, directors, and consultants can elect to contribute up to 30% of their salary or compensation on a monthly basis for investment by the Trustee in shares of the Company.  The Company will contribute funds equal to 100% of the employee’s contribution up to an amount equal to 5% or less of the employee’s salary.  The Company will contribute funds equal to 50% of the employee’s contribution for the next 6% to 30% inclusive of the employee’s salary.  All share purchases are at market prices at the time of purchase, through the facilities of the TSX using registered representatives.  As at August 31, 2014, 19 participants, including participating directors and officers, together with Company contributions, have purchased 68,279 common shares under the ESOP.  The average monthly participant contributions are $7,244 and the Company’s matching monthly contribution is $5,938 per month.  Included in the above contributions are the following director and NEO contributions:

Name	Director/Officer/NEO Contribution ($)	Company Contribution ($)	Number of Common Shares Purchased
Rosalind Morrow	10,000	10,000	8,342
Steven Van Tongeren	9,119	9,119	7,957
Helen Hansen	5,160	4,758	4,325
Phillip Kaniki	16,526	11,018	11,999

Pension Plan Benefits

The Company has not set aside or accrued any funds for pension, retirement or similar benefits.

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of the end of the Company’s most recently completed financial year end:

	Number of securities to be issued upon exercise of outstanding RSUs	Weighted average exercise price of outstanding RSUs	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (Restricted Stock Unit Plan)	783,031	$3.23	516,969
Total	783,031	$3.23	516,969

Director Compensation

Director Compensation Table

The following table sets forth the value of all compensation provided to directors not including those directors who are also NEOs, for the Company’s most recently completed financial year:

Name	Fees Earned ($)	RSUs granted (1) (#)	Cash Compensation Election ($)	All Other Compensation (US$)	Total ($)
Norman Betts	79,062	15,949	36,000	Nil	79,062
William Harvey	75,625	14,004	37,812	Nil	75,625
Rosalind Morrow	68,750	12,731	34,375	Nil	68,750
Abdulkarim Mruma	75,625	14,083	37,600	Nil	75,625
Ulrich Rath	75,625	14,004	37,812	Nil	75,625

(1)

Valued at $2.70 per RSU (the closing price of the Company’s shares on April 9, 2014, the date of grant of the RSUs).

Directors who are also members of management do not receive any additional cash compensation for serving on the Board.  All directors are granted RSUs as compensation for serving on the Company’s Board.  Please see the table entitled “RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2014” under “Restricted Stock Unit Plan” above.

Annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437.50 per year for serving as Chair of a Committee.  On April 11, 2012, the Board approved that at the election of each individual director, up to one half of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least one half and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one year and a maximum of three years, at the election of the director, subject to the conditions of the Amended RSU Plan with respect to earlier vesting.   In 2014, outside directors had the option to elect to receive 100% of their compensation in RSUs.  If 100% compensation in RSUs is elected, the compensation on which the number of RSUs granted in excess of the required one half shall be increased by 20%.

Under the Amended RSU Plan, at the election of each outside director, outside directors were granted 70,771 RSUs during the fiscal year ended August 31, 2014.

At the election of each outside director, directors’ fees of $181,752 were paid to outside directors during the fiscal year ended August 31, 2014.

Termination and Change of Control Benefits

There are currently no contracts for outside management services.  There are two employment contracts with certain NEOs, including Mr. Kahama and Mr. Steven Van Tongeren, whereby they will be entitled to receive an amount by way of severance payment equal to one month's salary per full year of service in the event of termination without cause.  The employment contracts do not provide for change of control benefits.  If a termination without cause was to have occurred on August 31, 2014, the Company would have been required to pay a severance payment in the aggregate amount of US$154,939 in the case of Mr. Kahama and Mr. Van Tongeren.

C.

Board Practices

The directors of the Company serve a one year term and are elected at the annual general meeting of shareholders.  At the last annual general meeting, held on February 27, 2014, the shareholders elected James Sinclair, Joseph Kahama, William Harvey, Rosalind Morrow, Norman Betts, Ulrich Rath and

Abdulkarim Mruma as directors.  The officers of the Company are elected by the Board and serve at the pleasure of the Board.

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

2.

Composition of the Audit and Compensation Committee

Following are the members of the Audit and Compensation Committee:

Norman Betts (Chair)	Independent (1)	Financial expert (3)
Ulrich Rath	Independent (1)	Financially literate (2)
William Harvey	Independent (1)	Financially literate (2)

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

4.6.

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

9.

External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries are as follows:

Financial Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2014	Canada – $135,925 Tanzania - $35,000	Nil Nil	Nil Nil	Nil Nil
2013	Canada - $135,000 Tanzania - $35,0009	Nil Nil	Nil Nil	Nil Nil

D.

Employees

The Company has four full time employee located in Sharon, Connecticut, USA, thirty-three full time employees located in Buckreef, Tanzania, and seven full time employees located in Dar es Salaam, Tanzania.

The Company also hires employees on a part time or temporary basis as dictated by the exploration activities on its properties.  The full time and temporary employees and consultants of the Company can be grouped according to main category of activity and geographic location as follows:

Location	Category	Full Time Employees	Temporary Employees	Full Time Consultants	Part Time Consultants
Buckreef , Tanzania	Administration	13	Nil	Nil	Nil
	Exploration	19	Nil	Nil	Nil
Dar es Salaam, Tanzania	Administration	7	Nil	Nil	Nil
	Exploration	1	Nil	Nil	Nil
Connecticut, USA	Administration	4	Nil	Nil	Nil

E.

Share Ownership

The following table sets forth the share ownership of our directors and named executive officers, held by such persons as of August 31, 2014.

Name of Owner	Number of Shares Owned	Percentage (1)
Betts, Norman	2,100	<0.01%
Hansen, Helen	6,605	<0.01%
Harvey, William	350,652	0.35%
Kahama, Joseph	68,726	0.07%
Luis, Victoria	155,848	0.15%
Morrow, Rosalind	465,084	0.46%

Name of Owner	Number of Shares Owned	Percentage (1)
Mruma, Abdulkarim	32,015	0.03%
Rath, Ulrich E.	80,831	0.08%
Sinclair, James E.	1,945,400	1.92%
Van Tongeren, Steven	162,524	0.16%
All directors and named executive officers as a group

(1)

Calculation based on 101,325,880 shares of common stock outstanding as of August 31, 2014.

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

As of August 31, 2014, the Company knows of one shareholder who beneficially own more than five (5%) of the outstanding shares of the Company’s voting securities as set forth in the following table:

Title of Class	Identity of Holder(2)	Amount Owned	Percent of Class(1)
Common Shares	Van Eck Associates Corporation	13,628,498	13.45%

(1)

Based on the issued and outstanding shares of the Company of 101,325,880 shares as at October 31, 2014.

(2)

As per information provided pursuant to sec. 2.2 of NI 62-103 an Alternative Monthly Report filed on SEDAR on August 7, 2014.

The following table sets out the portion of common shares of the Company held by registered shareholders in Canada, the United States of America, and all other countries by total number of holders, total shareholdings, percentage of total issued shares, and percentage of total holders as of August 31, 2014:

Jurisdiction of Shareholders of Record	Number of Shareholders	Number of Common Shares	Percentage of Total Issued Shares	Percentage of Total Holders
United States	1497	40,370,596	39.84%	81.36%
Canada	229	59,001,045	58.23%	12.44%
Other Countries	114	1,954,239	1.93%	6.20%
TOTAL

B.

Related Party Transactions

Financing Transactions

None.

Other Related Party Transactions

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

(a)

The Company entered into the following transactions with related parties:

Year ended August 31,	Notes	2014	2013
Legal services	(i)	$257,050	$269,880
Rent	(ii)	$21,347	$21,364
Technical Committee	(iii)	$nil	$55,709
Rent	(iv)	$33,924	$23,750
Consulting	(v)	$160,954	$82,173
Consulting	(vi)	$174,163	$nil

(i)

The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the year ended August 31, 2014, the legal expense charged by the firm was $257,050 (2013 - $269,880), of which $28,648 remains payable at August 31, 2014 (August 31, 2013 - $13,143).

(ii)

During the year ended August 31, 2014, $21,347 (2013 - $21,364) was paid to a company associated with the Company’s Chairman and COO and his spouse for office rental.

(iii)

During the year ended August 31, 2014, $nil (2013 - $55,709) was paid or payable by the Company to directors as incremental fees for serving on the Company’s Technical Committee.

(iv)

During the year ended August 31, 2014, $33,924 (2013 - $23,750) was paid to a company associated with the Company’s CFO for office rental.

(v)

During the year ended August 31, 2014, $160,954 (2013 - $82,173) was paid for heap leach construction consulting and website/data back-up services to companies controlled by individuals associated with the CEO.

(vi)

During the year ended August 31, 2014, $174,163 (2013 - $nil) was paid for grade control drilling and other consulting services to Stamico, the Company’s joint venture partner on the Buckreef Gold Project.

At August 31, 2014, the Company has a receivable of $2,072 (August 31, 2013 - $nil) from an organization associated with the Company’s President and CEO.

At August 31, 2014, the Company has a receivable of $16,622 (August 31, 2013 - $nil) from the general manager of the Company for amounts advanced on his behalf.

(b)

Remuneration of Directors and key management personnel (being the Company’s Chief Executive

Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Year ended August 31,	2014		2013
	Salaries and benefits (1)	Share based payments (2), (3)	Salaries and benefits (1)	Share based payments (2), (3)
Management	$ 446,640	$ 720,336	$ 508,217	$ 654,412
Directors	181,752	194,682	166,770	208,572
Total	$ 628,392	$ 915,018	$ 674,987	$ 862,984

(1)

Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

(2)

Compensation shares may carry restrictive legends.

(3)

All RSU share based compensation is based on the accounting expense recorded in the year.

C.

Interests of Experts and Counsel

Not applicable.

Item 8.

Financial Statements

A.

Consolidated Statements and Other Financial Information

This Form 20-FAnnual Report contains the audited consolidated financial statements of the Company for the fiscal years ended August 31, 2014 and 2013 with the Report of Independent Registered Public Accounting Firm, comprised of:

(a)

Consolidated Balance Sheets as of August 31, 2014 and 2013;

(b)

Consolidated Statements of Comprehensive Loss for the years ended August 31, 2014 and 2013;

(c)

Consolidated Statements of Changes in Equity for the years ended August 31, 2014 and 2013;

(d)

Consolidated Statements of Cash Flows for the years ended August 31, 2014 and 2013; and

(e)

Notes to the consolidated financial statements.

Dividend Policy

The Company has never paid dividends and does not intend to in the near future.

Litigation

The Company in the ordinary course of business had been notified of a claim for additional compensation by a contractor.  This matter was settled during the year ended August 31, 2014 by the issuance of 82,405 common shares at a value of $185,000

B.

Significant Changes

None.

Item 9.

The Offering and Listing

A.

Offering and Listing Details

The common shares of the Company are listed on the TSX under the symbol “TNX”.  The common shares of the Company are also listed on the NYSE MKT LLC (“NYSE MKT”)) under the symbol “TRX”

As of August 31, 2014 there were 1,498 registered shareholders in the United States holding 39.86% of the Company’s outstanding common shares, representing approximately 81.41% of the total number of registered shareholders.  The Company’s common shares are issued in registered form and the percentage of shares reported to be held by registered holders in the United States is taken from the records of the Computershare Trust Company, the registrar and transfer agent for the Company’s common shares.

The number of registered shareholders resident in the United States is attributed as to 0.27% to directors and officers of the Company who are United States residents; a further 0.20% held by United States residents who are immediate family members of a director and officer of the Company; and the balance of 39.39% are United States residents who have purchased shares in the secondary market, through the facilities of the TSX or NYSE MKT.

The high and low market prices expressed in Canadian dollars on the TSX and the high and low expressed in US dollars on the NYSE MKT for the Company’s common shares for the last five years, for the last six months, and each quarter for the last three fiscal years

TSX
(Canadian Dollars)

Last Six Months	High	Low	Volume
October 1 – 29, 2014	2.40	1.70	420,760
September 2014	2.70	2.20	967,634
August 2014	2.74	2.44	528,768
July 2014	2.70	2.23	791,339
June 2014	2.75	1.89	890,732
May 2014	2.47	1.81	701,052

2013-2014	High	Low	Volume
Fourth Quarter ended August 31, 2014	2.75	1.89	2,210,839
Third Quarter ended May 31, 2014	3.13	1.81	3,360,408
Second Quarter ended February 28, 2014	2.91	1.75	4,058,712
First Quarter ended November 30, 2013	4.15	2.05	9,312,124

2012-2013	High	Low	Volume
Fourth Quarter ended August 31, 2013	4.40	2.20	4,863,35,7
Third Quarter ended May 31, 2013	4.32	2.38	4,699,925
Second Quarter ended February 28, 2013	4.78	3.02	3,153,469
First Quarter ended November 30, 2012	5.21	4.28	3,575,412

2011-2012	High	Low	Volume
Fourth Quarter ended August 31, 2012	5.18	3.88	4,992,199
Third Quarter ended May 31, 2012	5.28	3.25	7,107,846
Second Quarter ended February 28, 2012	4.50	2.21	4,369,050
First Quarter ended November 30, 2011	5.87	1.59	8,577,391

Last Five Fiscal Years	High	Low
2014	4.15	1.75
2013	5.21	2.20
2012	5.87	1.59
2011	7.79	5.32
2010	5.98	2.91

NYSE MKT
(US Dollars)

Last Six Months	High	Low	Volume
October 1 – 29, 2014	2.15	1.51	4,514,600
September 2014	2.45	1.98	7,369,200
August 2014	2.52	2.24	2,798,200
July 2014	2.54	2.09	5,510,200
June 2014	2.57	1.72	7,748,900
May 2014	2.26	1.89	3,170,900

2014-2013	High	Low	Volume
Fourth Quarter ended August 31, 2014	2.57	1.72	16,057,300
Third Quarter ended May 31, 2014	2.81	1.69	13,660,500
Second Quarter ended February 28, 2014	2.67	1.63	21,779,200
First Quarter ended November 30, 2013	4.06	1.98	37,997,000

2013-2012	High	Low	Volume
Fourth Quarter ended August 31, 2013	4.15	2.14	30,,463,361
Third Quarter ended May 31, 2013	4.20	2.35	30,245,852
Second Quarter ended February 28, 2013	4.79	3.03	25,583,328
First Quarter ended November 30, 2012	5.34	4.32	20,539,806

2012-2011	High	Low	Volume
Fourth Quarter ended August 31, 2012	4.82	3.74	25,848,383
Third Quarter ended May 31, 2012	5.32	3.20	51,388,433
Second Quarter ended February 28, 2012	4.56	2.18	33,685,275
First Quarter ended November 30, 2011	5.94	1.56	55,934,886

Last Five Fiscal Years	High	Low
2014	4.06	1.63
2013	5.34	2.14
2012	5.94	1.56
2011	7.82	5.38
2010	5.63	2.69

B.

Plan of Distribution

Not applicable.

C.

Markets

The Company’s common shares are listed on the TSX under the trading symbol “TNX” and on the NYSE MKT under the trading symbol “TRX”.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

Item 10.

Additional Information

A.

Share Capital

The Company’s Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares.  On November 23, 2011, the Board resolved that the Company authorize for issuance up to a maximum of 115,000,000 common shares, subject to further resolutions of the Company’s Board of Directors.  As of August 31, 2014, there were 101,325,880 shares common shares issued and outstanding.

Each common share has equal dividend, liquidation and voting rights.  Voters of common shares are entitled to one vote per share on all matters that may be brought before them.  Holders of common shares are entitled to receive dividends when declared by the Board from funds legally available therefor.  The common shares are not redeemable, have no conversion rights and carry no pre-emptive or other rights to subscribe for additional shares.  The outstanding common shares are fully paid and non-assessable.

The following table reconciles the total number of common shares outstanding for the last three fiscal years:

	No. of Shares	$ Amount
Total Outstanding as of August 31, 2012	100,459,937	113,476,858
Add: Issued on conversion of convertible debt	221,337	986,334
Issued pursuant to Restricted Share Unit Plan	241,308	1,151,010
Total Outstanding as of August 31, 2013	100,922,582	115,614,202
Add: Issued pursuant to Restricted Share Unit Plan	320,893	1,354,235
Issued on settlement of	82,405	185,000
Total Outstanding as of August 31, 2014	101,325,880	117,153,437

Shares are issued by the Company with the regulatory acceptance of the Toronto Stock Exchange and NYSE MKT, upon resolution of the Board of Directors of the Company.  As of August 31, 2014, there are a total of 101,325,880 common shares issued and a further 783,031 common shares reserved for issuance under outstanding RSUs.

B.

Articles of Association and Bylaws

The Company was originally incorporated under the corporate name “424547 Alberta Ltd.” on July 5, 1990, under the Business Corporations Act (Alberta).

The Articles of 424547 Alberta Ltd. were amended on August 13, 1991, as follows:

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

The Articles of the Company were further amended on February 15, 1996, as follows:

•

the provisions of the Articles authorizing the issue of Class “B” Voting shares, Class “C” Non-Voting shares and Class “D” Preferred shares were deleted;

•

Class “A” voting shares were redesignated as common shares; and

•

a provision was added to allow meetings of shareholders to be held outside Alberta in either of the cities of Vancouver, British Columbia or Toronto, Ontario.

The Articles of the Company were further amended on February 28, 2006, as follows:

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

The rights of shareholders cannot be changed without a special resolution of at least 2/3 of the votes cast by the shareholders who voted in respect of the resolution, and separate classes of shareholders are entitled to separate class votes.  Any such alteration of shareholder’s rights would also require the regulatory acceptance of the TSX.  There are no provisions of the Company’s Articles or Bylaws that would have the effect of delaying, deferring, or preventing a change of control of the Company, and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company (or any of its subsidiaries).

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

C.

Material Contracts

The following are the material contracts of the Company (other than contracts in the ordinary course of business) entered into within the last two years:

Date	Names of Parties	Description of General Nature of the Contract	Consideration Paid; Terms and Conditions
May 23, 2014	David Duval	Mutual Settlement and Release of All Claims	$185,000 by way of issuance of 82,405 common shares
December 10, 2012	Director of Wildlife, Wildlife Division, Ministry of Natural Resources and Tourism and the Company	Kigosi Access Agreement	N/A

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

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company.  An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which as specified in 2014 was any amount in excess of $354 million.  A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares.  The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Act, including:  (a) an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

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

Since the United States federal income and withholding tax treatment may vary depending upon a U.S. Holder’s particular situation, a U.S. Holder may be subject to special rules that may have been excluded in this discussion.  Special rules will apply, for example, if the U.S. Holder is

•

an insurance company;

•

a tax-exempt organization;

•

a financial institution;

•

a person subject to the alternative minimum tax;

•

a person who is a broker-dealer in securities;

•

an S corporation;

•

an expatriate subject to Section 877 of the Code;

•

an owner of, directly, indirectly or by attribution, 10% or more of the outstanding common shares; or

•

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of  the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.  U.S. Holders should be aware that legislation eliminates the “financial services income” category for taxable years beginning after December 31, 2006.  Under the legislation, the foreign tax credit limitation categories are limited to “passive category income” and “general category income”.

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

Tanzania

Taxation

Tax in Tanzania is levied based on residence and source. Resident persons are taxed on worldwide income whilst non-residents are only taxed on income sourced in Tanzania. An individual is considered to be Tanzanian resident if he has a permanent home in Tanzania and is present during any part of the year, he was resident in Tanzania during the year of income for periods amounting in aggregate to 183 days or more; or if he was in the United Republic in that year of income and each of the two preceding years of income for periods averaging more than 122 days in each such year of income.

The minimum annual income tax threshold is TShs. 2,040,000 or TShs. 170,000 per month.  Income Tax Rates vary from Nil up to 30%.  Prevailing corporate income tax rate is 30%.

Value Added Tax (“VAT”)

Taxable Supplies	Rate
Supply of goods and services in Mainland Tanzania	18%
Import of goods and services in Mainland Tanzania	18%
Export of goods and services from Mainland Tanzania	0%
Special relief to some entities/items	10%

VAT registrable threshold is TShs. 40 Million (or about US$25,000 at prevailing exchange rates).

Withholding Tax

Withholding tax is charged at the rates specified below:

	Resident	Non-Resident
Dividend	10%	10%
Dividend from listed on the Dar es Salaam Stock Exchange	5%	5%
Interest	10%	10%
Royalties	0%	15%
Management Fees	5%	15%
Professional Fees	5%	15%
Rent, Premium for Use of Property	10%	15%
Pension/Retirement Annuity	10%	15%
Service fee	5%	15%
Insurance premium	0	5%

Special Rates for Persons Engaged in “Mining Operations” Rates

	Resident	Non-Resident
Technical Services to Mining Operations	5%	15%
Management Fee	0%	15%

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

The government of Tanzania also imposes a royalty on the gross value of all production equal to 5% for diamonds and 4% for metallic minerals (including copper, silver, gold and platinum group minerals).

Double Taxation Agreement

Tanzania has tax treaties to prevent double taxation with Canada, Denmark, Finland, India, Italy, Norway, South Africa, Sweden and Zambia. Tanzania is also in the process of negotiating treaties with several countries including Belgium, Burundi, Iran, Lebanon, Malaysia, Mauritius, Pakistan, and Rwanda.

F.

Dividends and Paying Agents

Not applicable.

G.

Statement by Experts

Not applicable.

H.

Documents on Display

The Company files annual reports and other information with the SEC.  You may read and copy any document that it files at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for more information about the Public Reference Rooms.  The SEC also maintains a website, www.sec.gov, where you may obtain our reports.  The Company also files certain reports with the Canadian Securities Administrators that you may obtain through access of the SEDAR website, www.sedar.com.

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

The following table sets forth the percentage of the Company's administrative expense by currency for the year ended August 31, 2014.

By Currency

2014
Canadian Dollar	25%
U.S. Dollar	50%
Tanzanian Shilling	25%
Total:	100%

Such administrative expense by currency may change from time to time, but it has been roughly the same year to year.  Further, the Company incurred net exploration costs of $2,329,901and $4,109,573 for the years ended August 31, 2014 and 2013 respectively, which are primarily paid in U.S. dollars.

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

2014 (Average to August 31)	2013	2012	2011	2010
$1,294.17	1,411.23	$1,668.98	$1,571.52	$1,224.53

Item 12.

Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13.

Defaults, Dividend Arrears and Delinquencies

None.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

At the annual general and special meeting held on March 1, 2012 the shareholders approved the Shareholder Rights Plan (the “Rights Plan”).

On November 23, 2011, the Directors of the Company approved the adoption of the Rights Plan designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the outstanding common shares of the Company.  The Company’s board is not aware of any specific take-over bid for the Company that has been made or is contemplated.  In the event that a take-over bid is made for the Company’s common shares in the future, the Rights Plan is intended to provide the Company’s board with adequate time to assess a take-over bid, to consider alternatives to a take-over bid and to provide the Company’s shareholders with time to assess a take-over bid.  Under the Rights Plan, offers that satisfy certain standards designed to protect shareholder interests will be considered to be “Permitted Bids”.  Specifically, a Permitted Bid must be made to all shareholders of the Company and must be outstanding for a minimum period of 60 days, among other conditions.  If a bid does not qualify as a Permitted Bid, shareholders other than the acquiring person and joint actors will become entitled to exercise the rights to acquire the Company’s common shares at a significant discount to the prevailing market.

A complete copy of the Rights Plan can be obtained either by accessing it on SEDAR (www.sedar.com) or upon written request to the Company, free of charge.

Item 15.

Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) and concluded that they are appropriately designed and operating effectively to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13a-15(f) under the Exchange Act.  Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company’s management, including its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of its internal control over financial reporting as of August 31, 2014.  In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework 1992, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  The Company’s management has completed their review and testing of the Company’s internal control over financial reporting and concluded that they are appropriately designed and operating effectively as of August 31, 2014.

The Public Company Accounting Oversight Board’s Auditing Standard No. 5 defines a material weakness as a control deficiency, or a combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected.

Attestation Report of the Registered Public Accounting Firm

The Company’s independent auditor, Ernst & Young LLP, the independent registered public accounting firm that audited the financial statements included in this Form 20-F Annual Report, has issued an attestation report on the Company's internal control over financial reporting.  Their attestation report appears with the financial statements.

Changes in Internal Controls over Financial Reporting

During the year ended August 31, 2014, the Company continued to strengthen internal controls and implement additional segregation of duties on both administrative and operational sides of the business. New procedures and controls are documented and implemented in conjunction with the continued growth of the Company. The Chief Executive Officer and the Chief Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities. Management have also designed internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

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

Item 16 B.

Code of Ethics

The Company has a Code of Ethics and Business Conduct that applies to the Company’s directors, officers, employees and consultants.  In addition, the Company has a Code of Ethical Conduct for Financial Managers that applies to its principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions.  A copy of the Company’s Code of Ethics and Business Conduct and Code of Ethical Conduct for Financial Managers can be found on its website at www.TanzanianRoyalty.com.  The Company will report any amendment or waiver to the Code of Ethics on its website within five business days of such amendment or waiver.

The Company undertakes to provide any person without charge a copy of its code of ethics.  Persons requesting a copy should address their request to Corporate Secretary, Tanzanian Royalty Exploration Corporation, Suite 202, 5626 Larch Street, Vancouver, BC, V6M 4E1.

Item 16 C.

Principal Accountant Fees and Services

The Company’s independent auditor for the fiscal years ended August 31, 2014 and 2013 was Ernst & Young LLP, Chartered Accountants.

The Company’s Audit and Compensation Committee pre-approves all services provided by its independent auditors.  All of the services and fees described below were reviewed and pre-approved by the audit committee.

The following summarizes the significant professional services rendered by Ernst & Young LLP for the years ended August 31, 2014 and August 31, 2013

Fiscal Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2014	Canada – $135,925 Tanzania - $35,000	Nil Nil	Nil Nil	Nil Nil
2013	Canada – $135,000 Tanzania - $35,000	Nil Nil	Nil Nil	Nil Nil

Item 16 D.

Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16 E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item16 F.

Change in Registrant’s Certifying Accountant

On December 20, 2012, the Company elected not to reappoint KPMG LLP (“KPMG”) as its independent accountant effective as of the expiry of KPMG’s appointment at the close of the annual shareholders meeting held on February 28, 2013.

KPMG’s report on the Company’s consolidated statements of financial position as of August 31, 2012, August 31, 2011 and September 1, 2010, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended August 31, 2012 and August 31, 2011 did not contain an adverse opinion, and was not modified as to uncertainty, audit scope or accounting principles.

The decision to change the Company’s independent accountant was made and approved by the Audit Committee on December 20, 2012, which Committee is comprised of independent directors who serve on the Company’s Board of Directors.

During the fiscal years ended August 31, 2012 and 2011 and the subsequent interim period through to February 28, 2013, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of KPMG, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

A letter from KPMG addressed to the SEC is attached in Exhibit 4.19 to the Company’s Form 20-F Annual

Report for the year ended August 31, 2013 filed with the SEC on November 15, 2013.

On December 20, 2012, the Company engaged Ernst & Young LLP (“E&Y”) to serve as its independent registered public accounting firm effective March 1, 2013, for its fiscal year ended August 31, 2013.  During the fiscal years ended August 31, 2012 and 2011, and through the subsequent interim periods ended November 30, 2012 and February 28, 2013, the Company did not consult with E&Y regarding (i) the application of accounting principles to a specific transaction, either completed or contemplated, or the type of audit opinion that might be rendered on its financial statements, and no written report or oral advice was provided to it that was an important factor to be considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement of the type described in paragraph (a)(1)(iv) or any reportable event as described in paragraph (a)(1)(v) of Item 16F of Form 20-F.

The Company requested E&Y to review the disclosure required by this Item 16F(a) and provided E&Y the opportunity to furnish it a letter addressed to the SEC containing any new information, clarification of the Company’s views, or the aspects in which E&Y does not agree with the Company’s statements made in response to this Item 16F(a).  E&Y has confirmed that a letter is not necessary..

Item 16 G.

Corporate Governance

The Company’s common shares are listed on the NYSE MKT.   Section 110 of the NYSE MKT Company Guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. The following is a description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards:

Shareholder Meeting Quorum Requirement. The NYSE MKT minimum quorum requirement for shareholder meeting is 33 1/3% of the outstanding shares of common stock.  In addition, a company listed on NYSE MKT is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its bylaws.  The Company’s bylaws provide that a quorum at any meeting of shareholders shall be persons present not being less than two in number and who hold or represent not less than 20% of the total number of the issued shares of the Company.

Proxy Delivery Requirement. NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the SEC.  The Company is a foreign private issuer as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of such Act.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirements.  NYSE MKT requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares.  In general, there is no such requirement under the rules of the TSX unless the transaction results in a change of control.  The Company will seek a waiver from NYSE MKT’s shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under the rules of the TSX.

The foregoing is consistent with the laws, customs and practices in Canada.

Item 16 H.

Mine Safety Disclosure

The Company is in the exploration stage and its mining properties are located outside the United States.

Part III

Item 17.

Financial Statements

Not applicable.

Item 18.

Financial Statements

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards asissued by the International Accounting Standards Board and are expressed in Canadian dollars.

Item 19.

Exhibits

Exhibit No.

Name

1.1	Articles and Bylaws of Tan Range Exploration Corporation, as amended. (1)
1.2	Certificate of Amendment for Change of Name dated February 28, 2006 (6)
1.3	Certificate of Amendment and Registration of Restated Articles dated March 7, 2008 for increase in the maximum number of directors to eleven (6)
2.1	Employee Share Ownership Plan (2003) (1)
2.2	2001 Stock Option Plan (1)
2.3	Shareholder Rights Plan (2)
2.4	2011 Shareholder Rights Plan (9)
2.5	Restricted Stock Unit Incentive Plan (4)
2.6	Amended Restricted Stock Unit Incentive Plan (8)
4.1	Subscription and Property Option Agreement dated May 31, 1999 between the Company and Barrick Gold Corporation (2)
4.2	Option Agreement dated December 14, 2001 between Tanzam 2000 Limited and Barrick Exploration Africa Limited (2)
4.3	Letter of Intent dated January 20, 2003 between the Company and Northern Mining Explorations Ltd., as amended by Letter Agreement dated March 18, 2003 (2)
4.4	Letter of Intent dated July 21, 2003 between the Company and Ashanti Goldfields (Cayman) Limited (2)
4.8	Option Agreement dated September 7, 2004 between the Company and Northern Mining Explorations Ltd. (3)

4.9	Purchase and Sale Agreement dated September 26, 2006 between the Company and Ashanti Goldfields (Cayman) Limited (4)
4.10	Option and Royalty Agreement dated January 25, 2007 between the Company and Sloane Developments Ltd. (5)
4.12	March 27, 2009 Subscription Agreement for purchase of 248,139 common shares with James E. Sinclair (6)
4.13	February 23, 2009 Subscription Agreement for purchase of 189,036 common shares with James E. Sinclair (6)
4.14	February 1, 2009 Subscription Agreement for purchase of $3,000,000 of common shares with James E. Sinclair (6)
4.15	August 24, 2010 Subscription Agreement for purchase of 144,430 common shares with James E. Sinclair (7)
4.16	Heads of Agreement dated December 16, 2010 between the Company and State Mining Corporation (8)
4.17	Joint Venture Agreement dated October 25, 2011 between the Company and State Mining Corporation (8)
4.18	Kigosi Access Agreement dated December 10, 2012 between the Company and The Director of Wildlife, Wildlife Division, Ministry of Natural Resources and Tourism (10)
4.19	Letter from KPMG (10)
8.1	List of Subsidiaries *
12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act *
12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act *
13.1	Certification under Section 1350 *
15.1	Consolidated Financial Statements for the years ended August 31, 2014 and 2013 *
15.2	Management’s Discussion and Analysis for the years ended August 31, 2014 and 2013 *

* Filed herewith

(1)

Previously filed with the SEC on Form 20-F Registration Statement on March 15, 2004

(2)

Previously filed with the SEC on Amendment No. 1 to Form 20 Registration Statement on June 28, 2004

(3)

Previously filed with the SEC on Form 20-F Annual Report on February 10, 2005

(4)

Previously filed with the SEC on Form 20-F Annual Report on November 30, 2006

(5)

Previously filed with the SEC on Form 20-F Annual Report on November 30, 2007

(6)

Previously filed with the SEC on Form 20-F Annual Report on November 25, 2009

(7)

Previously filed with the SEC on Form 20-F Annual Report on November 30, 2010

(8)

Previously filed with the SEC on Form 20-F Annual Report on December 12, 2011

(9)

Previously filed with the SEC on Form 20-F Annual Report on November 27, 2012

(10)

Previously filed with the SEC on Form 20-F Annual Report on November 15, 2013

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date

October 30, 2014

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:	“James E. Sinclair”
James E. Sinclair,
President and Chief Executive Officer
(Principal Executive Officer”)

104