Form 20-F/A
period 2014-08-31
TANZANIAN ROYALTY EXPLORATION CORP
filed 2015-04-01
CIK 1173643

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________________

FORM 20-F/A

(Amendment No. 1)

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

Item 17  ❑

Item 18  ❑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ❑ Yes  ☒ No

EXPLANATORY NOTE

Tanzanian Royalty Exploration Corporation (the “Company”) is filing this Amendment No. 1 to Form 20-F/A (“Amendment”) to the Company’s annual report on Form 20-F for the year ended August 31, 2014 (“Form 20-F”), as filed with the Securities and Exchange Commission (“SEC”) on November 11, 2014 (“Original Filing Date”) to respond to certain comments raise by the staff of the SEC.  The Amendment is amending Item 4 of the Form 20-F to clarify mineral pricing and cost assumptions associated with respect to certain cut-off grade for mineral resources, and that it is an exploration stage company.  This Amendment should be read in conjunction with the Form 20-F, speaks as of the Original Filing Date, does not reflect events that may have occurred subsequent to the Original Filing Date, and does not modify or update any disclosure made in the Form 20-F unless otherwise amended in this Amendment.

Cautionary Note to U.S. Investors Concerning Estimates of Mineral Resources

As an Alberta corporation, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators.  The Company files its Annual Report on Form 20-F as its Annual Information Form (“AIF”) with the British Columbia, Alberta and Ontario Securities Commissions via the System for Electronic Document Analysis and Retrieval (“SEDAR”).  Under the filing requirements for an AIF, the Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples, and mineral resource and mineral reserve estimates, if any.  Further, the Company may describe its properties utilizing terminology such as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are permitted by Canadian securities regulations, but are not recognized by the SEC.  (see “Glossary of Technical Terms – Canadian Terminology” herein)  The “Company” advises U.S. investors that while the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” are recognized and required by Canadian securities regulations, the SEC and its regulations do not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into mineral reserves.  Further, these terms are not defined terms under SEC Industry Guide 7 and are not recognized in reports and registration statements filed with the SEC.  In addition, National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, as adopted by the Canadian Securities Administrators (“NI 43-101”) permits disclosure of “contained ounces” of mineralization. In contrast, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

For clarification, the Company has no properties that contain “mineral reserves” as defined by either the SEC or Canadian securities regulations.

Part I

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

In connection with our disclosure of mineral resources and the cut-off grade associated with each mineral resource, we have made certain assupmtions for mineral pricing and cost associated with each cut-off grade to determine the reasonable prospects for economic extraction as discussed below.

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

Plan of Operations

Exploration Activities

All of the properties in which the Company holds an interest are in the exploration, preliminary economic assessment or extration stages of mining.  Mineral exploration and extraction involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration activities will result in any discoveries of commercial bodies of ore.  The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the control of the Company.

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

•

The Company announced a 121% increase in gold resource for the Buckreef Main Prospect and a 39.2% increase for the entire Buckreef Project.  These results show gold ounces contained in measured and indicated categories containing approximately 2.4 million ounces.  On February 24, 2014 the Company filed on SEDAR a NI 43-101 independent technical report for the updated mineral resource estimate.

•

Two key permits granted for blasting and chemical processing at the Company’s Buckreef open cut area.

•

On February 24, 2014, the Company and Allied Gold Corp. (“AGC”) of United Arab Emirates announced it had signed a letter of intent to develop a commercially producing mine Buziba-

Busolwa area, Tanzania.  This will be a stand-alone development that will encompass the Buziba site within the Company’s Buckreef Gold Project.

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

Rounding results in computational discrepancies.

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

Rounding results in computational discrepancies.

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

The cut-off grade calculations for the Buckreef Project were based on costs from the Buckreef Project PEA and at the June 2011 gold spot price of approximately USD1,500/oz and a three year trailing average of USD1,024/oz. The economic cut-off grade thus calculated ranges from 0.39g/t Au to 0.6g/t Au which shows that reasonable prospects for economic extraction are possible from grade of 0.39g/t and above. TRX made a strategic decision to publish the Mineral Resource estimate at an average of 0.5g/t Au cut-off as a reasonably conservative position.

The Exploration Target estimate column contained in the foregoing chart was prepared in accordance to the NI 43-101 guidelines of the Canadian securities administrators.  It should be noted that Exploration Targets are conceptual in nature and there has been insufficient exploration to define them as Mineral Resources, and, while reasonable potential may exist, it is uncertain whether further exploration will result in the determination of a Mineral Resource under NI 43-101.  The Exploration Target stated above is not being reported as part of any Mineral Resource or Mineral Reserve.

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

The Kigosi Mineral Resource estimate September 2009 includes Mineral Resources from several prospects each with primary mineralisation in shears and secondary mineralisation in alluvial gravels. No cut-off grade was applied to the shear hosted mineralisation and a cut-off of 0.1g/t Au was applied in the case of the gravels just as nominal indicator of the presence of mineralisation. The Kigosi prospect is an early exploration project and no specific costing exercises have been yet been conducted that could be used in an economic cut-off grade calculation. Nonetheless, the effect of introducing and changing cut-off grades was provided in the document as an indicative exercise. The parameters pertaining to prospects for economic extraction in the Victoria Goldfields are well known, and the grades and style of mineralisation reported for the Kigosi prospect were considered relative to this benchmark.

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

The Itetemia Project concept study positively demonstrated that the chosen cut-off grade of 0.5g/t Au supports not just reasonable but actual, prospects for economic extraction. The original Mineral Resource estimate was published at 1.0g/t Au but this included areas of lower grade which had to be mined in order to access the entire orebody. By lowering the cut-off grade to 0.5g/t Au, it has become possible to incorporate this material into both the Indicated and Inferred categories, effectively making the orebody more continuous and practical to mine. Comparison with the previous Mineral Resource statement indicates a 5% increase in the total tonnage at a 4% reduction in mean grade, resulting in an overall 1% increase in the contained gold. The prospects for economic extraction at 1.0g/t Au and 0.5g/t Au were clearly demonstrated by the concept study.

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

Mineralization

In summary the Kabanga nickel deposit is hosted within sill-like ultramafic to mafic intrusions and pipe-

like bodies and breccias that form part of the complex Kabanga – Musongati – Kapalagulu igneous belt. Various reports indicate that individual igneous bodies are up to 1 km thick and 4 km long, and formed from several distinct primary magmas pulses (picritic to basaltic in composition) into sulphide-bearing phyllitic sediments. In the Kabanga area the intrusions contain abundant sulphides which form massive layers and lenses in places. Local remobilisation of sulphides occurred late during the Kibaran Orogeny and formed rich sulphide-hornfels breccias. In part these intrusions are considered to be “chonolithic” – pipe-like mafic/ultramafic intrusions that were emplaced by early structural controls, and which may host significant ore. The concept of an early structural control at the Kabanga Ni and other deposits deserves to be investigated further.

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date

March 31, 2015

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:	/s/ James E. Sinclair
James E. Sinclair,
President and Chief Executive Officer
(Principal Executive Officer”)