Form 20-F
period 2015-08-31
TANZANIAN ROYALTY EXPLORATION CORP
filed 2015-12-28
CIK 1173643

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________________

FORM 20-F

_________________________

❑

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

August 31, 2015

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

Common Shares, without Par Value

NYSE MKT LLC

(Title of Class)

Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  107,853,554.

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

❑

Non-accelerated filer

☒

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

Capitalization and Indebtedness

8

C.

Reasons for the Offer and Use of Proceeds

9

D.

Risk Factors

9

Item 4.

Information on the Company

17

A.

History and Development of the Company

17

B.

Business Overview

18

Plan of Operations

18

Governmental Regulations

29

C.

Organizational Structure

30

D.

Property, Plant and Equipment

30

Buckreef Property

31

Kigosi Property

37

Lunguya Property

42

Itetemia Property

44

Luhala Property

48

Item 4.A.

Unresolved Staff Comments

51

Item 5.

Operating and Financial Review and Prospects

51

A.

Operating Results

53

B.

Liquidity and Capital Resources

60

C.

Research and Development, Patents and License, etc.

63

D.

Trend Information

63

E.

Off Balance Sheet Arrangements

64

F.

Tabular Disclosure of Contractual Obligations

64

Item 6.

Directors, Senior Management and Employees

64

A.

Directors and Senior Management

64

B.

Executive Compensation

69

C.

Board Practices

77

D.

Employees

82

E.

Share Ownership

83

Item 7.

Major Shareholders and Related Party Transactions

83

A.

Major Shareholders

83

B.

Related Party Transactions

84

C.

Interests of Experts and Counsel

85

Item 8.

Financial Statements

85

A.

Consolidated Statements and Other Financial Information

84

B.

Significant Changes

86

Item 9.

The Offering and Listing

86

A.

Offering and Listing Details

86

- ii -

B.

Plan of Distribution

88

C.

Markets

89

D.

Selling Shareholders

89

E.

Dilution

89

F.

Expenses of the Issue

89

Item 10.

Additional Information

89

A.

Share Capital

89

B.

Articles of Association and Bylaws

90

C.

Material Contracts

92

D.

Exchange Controls

93

E.

Taxation

94

F.

Dividends and Paying Agents

102

G.

Statement by Experts

102

H.

Documents on Display

102

I.

Subsidiary Information

103

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

103

Item 12.

Description of Securities Other than Equity Securities

104

PART II

Item 13.

Defaults, Dividend Arrears and Delinquencies

104

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

104

Item 15.

Controls and Procedures

104

Item 16 A.

Audit Committee Financial Expert

105

Item 16 B.

Code of Ethics

106

Item 16 C.

Principal Accountant Fees and Services

105

Item 16 D.

Exemptions from the Listing Standards for Audit Committees

105

Item 16 E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

106

Item 16 F.

Change in Registrant's Certifying Accountant

106

Item 16 G.

Corporate Governance

106

Item 16 H

Mine Safety Disclosure

107

PART III

Item 17.

Financial Statements

107

Item 18.

Financial Statements

107

Item 19.

Exhibits

107

Cautionary Note to U.S. Investors Concerning Estimates of Mineral Resources

As an Alberta corporation, Tanzanian Royalty Exploration Corporation (the “Company”) is subject to certain rules and regulations issued by Canadian Securities Administrators.  The Company files this Annual Report on Form 20-F as its Annual Information Form (“AIF”) with the British Columbia, Alberta and Ontario Securities Commissions via the System for Electronic Document Analysis and Retrieval (“SEDAR”).  Under the filing requirements for an AIF, the Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples, and mineral resource and mineral reserve estimates, if any.  Further, the Company may describe its properties utilizing terminology such as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are permitted by Canadian securities regulations, but are not recognized by the SEC.  For clarification, the Company has no properties that contain “mineral reserves” as defined by either the SEC or Canadian securities regulations.

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

PART I

Item 1.

Identity of Directors, Senior Management and Advisers

A.

Directors and Senior Management:

Not applicable.

B.

Advisers

Not applicable.

Item 2.

Offer Statistics and Expected Timetable

Not applicable.

Item 3.

Key Information

A.

Selected Financial Data

The audited financial statements for the Company’s fiscal years ended August 31, 2015, 2014, 2013, 2012 and 2011 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  The following selected financial data is based on financial statements prepared in accordance with IFRS and is presented for the three most recent financial years.  Unless stated otherwise, reference to dollar amounts shall mean Canadian dollars.

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

The following is a summary of certain selected financial information for the Company’s five most recently completed fiscal years (in Canadian dollars, except number of shares):

	2015 ($)	2014 ($)	2013 ($)	2012 ($)	2011 ($)
Operations:

Revenues	$ --	$ --	$ --	$ -	$ --

Net loss	(8,995,697)	(2,416,265)	(3,225,998)	(8,897,843)	(11,132,371)

Basic and diluted loss per share	(0.09)	(0.02)	(0.03)	(0.09)	(0.12)

	2015	2014	2013	2012	2011
Balance sheet:

Working Capital (deficiency)	(4,684,253)	1,325,667	5,416,104	18,165,431	30,451,179

Total Assets	53,108,859	52,792,901	58,193,340	65,711,075	67,632,380

Net Assets	46,872,190	51,503,996	52,319,699	53,205,396	56,491,892

Share Capital	120,532,634	117,153,440	115,614,202	113,476,858	109,935,253

Number of Shares	107,853,554	101,325,880	100,922,582	100,459,937	99,758,753

Deficit	77,970,955	69,095,649	67,117,263	64,098,273	55,504,339

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars (“CDN”) and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1):

Year Ended: August 31	Average	Period End	High	Low
2015	1.2109	1.3223	1.3301	1.0862
2014	1.0777	1.0858	1.1251	1.0237
2013	1.011	1.0554	1.0578	0.971
2012	1.008	0.9862	1.0605	0.9751
2011	0.988	0.9783	1.052	0.9448

The following table sets forth the high and low exchange rate for the past six months.  As of August 31, 2015, the exchange rate was CDN $1.0858 for each US$1.00.

Month	High	Low
October 1 – 31, 2015	1.3242	1.2901
September 2015	1.3414	1.3146
August 2015	1.3301	1.2973
July 2015	1.3059	1.2559
June 2015	1.2547	1.2206
May 2015	1.2483	1.1950

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

Risks relating to the Company

Risks Relating to the Company

The Company has decided to begin production at the Buckreef Project without preparing a pre-feasibility study or bankable feasibility study which may subject it to more risks.

The Company has decided to begin production at the Buckreef Project without preparing a pre-feasibility study or bankable feasibility study, which is a more common practice within the mining industry, and therefore may subject it to more business risks.  The Company’s decision to begin production at the Buckreef Project was based on limited prior historical information, drilling programs, modeling, and positive metallurgical testing.  Therefore, its decision to begin production at the Buckreef Project was based on limited information which may or may not be representative of information regarding the mine had it otherwise prepared a more comprehensive study.  In addition, basing its decision to begin production on limited information may make the Company susceptible to risks, including:

•

certain difficulties in obtaining expected metallurgical recoveries when scaling up to production scale;

•

the preliminary nature of mine plans and processing concepts and applying them to full scale production;

•

determining operating/capital costs estimates and possible variance associated with constructing, commissioning and operating the Buckreef facilities based on limited information;

•

that metallurgical testing is in development and may not be representative of results of the Buckreef Project; and

•

that the Company may underestimate capital and operating costs without a comprehensive bankable feasibility study.

The Company has incurred net losses since its inception and expects losses to continue.

The Company has not been profitable since its inception.  For the fiscal year ended August 31, 2015, the Company had a net loss of $8,995,697 and an accumulated deficit on August 31, 2015 of $77,970,955.  The Company has never generated revenues and does not expect to generate revenues from operations until one or more of its properties are placed in production.  There is a risk that none of the Company’s properties will be placed in production.

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

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management including James E. Sinclair, President and Chief Executive Officer and Joseph Kahama, Chairman and Chief Operating Officer (Tanzania).  Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not have employment contracts with the President and Chief Executive Officer. The Company maintains key-man life insurance on the President and Chief Executive Officer but not on the Chairman and Chief Operating Officer (Tanzania).

The Company will need additional capital.

As at August 31, 2015, the Company had cash and cash equivalents of $1,552,416 and working capital deficiency of $4,684,253.  However, the Company will continue to incur exploration costs to fund its plan of operations and may need to raise additional capital.  Ultimately, the Company’s ability to continue its exploration activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing agreements or some combination of these or other means.  Further the raising of additional capital by the Company may dilute existing shareholders.

Substantial doubt about the Company’s ability to continue as a going concern.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2015, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in 2016 in order to continue development and construction of the Buckreef Project. Furthermore, the Company is currently negotiating project financing terms with a number of lending institutions, which the Company believes will result in the Company obtaining the project financing required to fund the construction of the Buckreef Project. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

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

The Company may be characterized as a passive foreign investment company.

The Company may be characterized as a passive foreign investment company (“PFIC”). If it is determined to be a PFIC, its U.S. shareholders may suffer adverse tax consequences.  Under the PFIC rules, for any taxable year that the Company’s passive income or its assets that produce passive income exceed specified levels, it will be characterized as a PFIC for U.S. federal income tax purposes.  This characterization could result in adverse U.S. tax consequences for the U.S. shareholders, which may include having certain distributions on the Company’s common shares and gains realized on the sale of its common shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of the Company’s common shares and certain distributions.

Certain elections may be made to reduce or eliminate the adverse impact of the PFIC rules for holders of the Company’s common shares, but these elections may be detrimental to the shareholder under certain circumstances.  The PFIC rules are extremely complex and U.S. investors are urged to consult independent tax advisers regarding the potential consequences to them of our classification as a PFIC.  See “Taxation – Material United States Federal Income Tax Considerations”.

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

Mineral resource exploration is a speculative business and involves a high degree of risk. The Company has completed a diamond drilling program on the Buckreef Project and has been reviewing the results of the drilling program in the context of analyzing the economic significance of the deeper resources at the Buckreef Project using current gold prices.  However, the exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of a resource may result in substantial rewards, few explored properties are ultimately developed into producing mines.  Significant expenditures may be required to locate and establish reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.

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

The economics of developing metal and mineral properties are affected by many factors beyond the Company’s control, including, without limitation, the cost of operations, variations in the grade ore or resource mined, and the price of such resources.  The market prices of the metals for which the Company is exploring are highly speculative and volatile.  Depending on the price of gold or other resources, the Company may determine that it is impractical to commence or continue commercial production.  Gold prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, the relative exchange rate of the U.S. dollar with other major currencies, interest rates, global and regional demand, political and economic conditions, production costs in major gold-producing regions, speculative positions taken by investors or traders in gold and changes in supply, including worldwide production levels.  The price of gold and other metals and minerals may not remain stable, and such prices may not be at levels that will make it feasible to continue the Company’s exploration activities, or commence or continue commercial production. The aggregate effect of these factors is impossible to predict with accuracy.

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

The Company is subject to risks related to global financial conditions.

Following the onset of the credit crisis in 2008, global financial conditions were characterized by extreme volatility.  While global financial conditions subsequently stabilized, there remains considerable risk in the system given the extraordinary measures adopted by government authorities to achieve that stability.  Global financial conditions could suddenly and rapidly destabilize in response to future economic shocks, as government authorities may have limited resources to respond to future crises.  Future economic shocks may be precipitated by a number of causes, including continued volatility in the price of oil, geopolitical instability and natural disasters.  Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favorable to the Company.  In such an event, the Company’s operations and financial condition could be adversely impacted.

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

The Company’s common shares must meet the requirements of the NYSE MKT.

The NYSE MKT rules provides that the NYSE MKT may, in its discretion, at any time, and without notice, suspend dealings in or remove any security from listing or unlisted trading privileges, if, among other things, where the financial condition and/or operating results of the issuer appear to be unsatisfactory or it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make further dealings on the NYSE MKT inadvisable.  Although the Company has received no indication or notification that its common shares may be delisted, in light of the current per common share price, there is no assurance that the Company’s common shares will continue to be listed on the NYSE MKT.

Offers or availability for sale of a substantial number of common shares may cause the price of our common shares to decline.

Sales of a significant number of the Company’s common shares in the public market could harm the market price of its common shares and make it more difficult for the Company to raise funds through future offerings of common shares. The Company’s shareholders may sell substantial amounts of its common shares in the public market. The availability of these common shares for resale in the public market has the potential to cause the supply of its common shares to exceed investor demand, thereby decreasing the price of the common shares.

In addition, the fact that the Company’s shareholders can sell substantial amounts of its common shares in the public market, whether or not sales have occurred or are occurring, could make it more difficult for the Company to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that it deems reasonable or appropriate.

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

For the year ended August 31, 2015, the Company reported a net loss of $8,995,697.  Included in the net loss is $2,223,843 of mineral properties and deferred exploration expenses that was written off relating to abandoned mineral properties.  The Company incurred deferred exploration expenditures of $3,331,566 during the year ended August 31, 2015.

In connection with the Company’s disclosure of mineral resources and the cut-off grade associated with each mineral resource, it has made certain assupmtions for mineral pricing and cost associated with each cut-off grade to determine the reasonable prospects for economic extraction as discussed below.

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

B.

Business Overview

The Company is a mineral resource company with exploration stage properties, which engages in the acquisition of interests in and the exploration of natural resource properties in the future and the possible development of those properties where warranted. The Company commits its own resources to the initial evaluation of mineral properties and in select situations, if and when warranted, the Company enters into joint venture agreements with other corporations to further the exploration of such properties, in exchange for annual rental/option payments and post-production royalty payments or with a view to direct development of a mine for the purpose of earning income from the sale of gold and other mined materials. At present, the Company’s natural resource activities do not generate any income from production.

The Company’s main area of interest has been in the exploration and development of gold properties, with a primary focus on exploring for and developing gold properties in Tanzania.  Tanzania remains the focus of the Company’s exploration and development activities.

In the Company’s view, its use of a joint venture and royalty strategy in addition to its planned direct exploration and development offers investors leverage to precious and base metal prices with lower risk and shareholder dilution. Future production royalties from any producing properties discovered by joint venture partners would provide the Company with a direct interest in the mine’s cash flow, with exposure to any benefits from new discoveries and production growth, but without the capital obligations, and environmental and social liabilities, associated with direct ownership.

Plan of Operations

Exploration Activities

All of the properties in which the Company holds an interest are in the exploration, preliminary economic assessment or extraction (pre-production) stages of mining.  Mineral exploration and extraction involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines.

There is no assurance that the Company’s mineral exploration activities will result in any discoveries of commercial bodies of ore.  The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the control of the Company.

By way of general description of the Company’s operating activities, the Company’s business operations involve using known or published geological and geophysical data to locate mineral resource properties meriting further exploration or development.  Once identified, the Company must stake and apply for registration to title of the mineral properties, or negotiate the acquisition of such properties from any third party owners.  Upon registration or acquisition of title, the Company then designs a program of preliminary exploration which can involve grid mapping, geophysical and magnetic surveying, geochemical surveying, geological mapping and sampling, grab sampling, assaying and other forms of prospecting as circumstances may require.  Based on the preliminary results, mineral properties are ranked according to merit for further exploration work, which may involve further mapping, more detailed geophysical and geochemical surveying, and trenching to identify potential drill targets.  If mineralization is indicated which merits further investigation, drill targets are selected and a preliminary RC drilling program commences for underground sampling and assaying.  If the results are positive, then a diamond drilling program will commence mainly to check, verify and confirm the mineralization potential of the prospect.

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

Highlights for the year ended August 31, 2015

Financial:

•

On July 8, 2015, the Company announced that it successfully secured unrestricted $1.53 million dollar "bullion loans”.

Under the terms of the loan agreements, the bullion loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. The bullion loans may be repaid in cash or common shares of the Company or gold in specified form at the lenders discretion.  If the bullion loans are paid back by bullion, the valuation date for such bullion will be the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.27658 per share.  Interest is payable quarterly, either in cash or in shares at a price of US$0.27658 per share. There is no prepayment penalty.

An 8% finder’s fee of $122,400 was paid by the issuance of 442,548 common shares at a deemed price of US$0.27658 per share.

•

As of June 16, 2015, the lender redeemed the remaining outstanding balance of US$632,217 of convertible senior notes payable (pursuant to the convertible senior note financing discussed below) into shares, which resulted in the issuance of 2,011,383 common shares with a fair value of US$721,462 reducing the balance of convertible senior notes to $Nil.

•

On March 25, 2015, the Company amended the terms of its convertible senior note financing, the first drawdown from escrow under which successfully closed on December 29, 2014.

Under the original financing terms, notes in the principal amount of US$10,000,000 were issued at an 8% discount, yielding an initial funding amount of US$9,200,000. The initial (closing) drawdown from escrow was US$1,766,558, and the balance of the funded amount (less expenses of issue) was placed in escrow to be available for future drawdowns, subject to the Company meeting certain financial ratios. The notes were to bear interest at 8% per annum, payable monthly.

The outstanding principal at the time of the amendment was US$9,250,000 representing the original USD$10,000,000 less the payment made as part of the lenders “mandatory redemption option”. The previously escrowed funds were returned to the lender -- under the amended financing, there is no escrow of funds -- and the outstanding principal amount of the notes was reduced to US$1,450,000. Interest at 8% per annum has thereafter been calculated on the reduced principal amount only, effective from March 1, 2015. A maximum of US$300,000 in cash was repayable in April 2015, pursuant once again to the lender’s "mandatory redemption option."

The reduced amount of outstanding notes remained convertible at the option of the lender at 115% of the 5-day volume-weighted average trading price on the NYSE MKT of the Company's common shares as at December 9, 2014 (being US$0.98). The terms of the 982,143 share purchase warrants issued to the lender on closing are unchanged; they remain exercisable for 5 years at the conversion price, and the lender may also opt to receive interest in common shares in lieu of cash at that price. The maturity of the notes remained 24 months prepayable at the option of the Company 6 months after the original closing. The lender was entitled to resume mandatory redemptions of up to US$750,000 monthly commencing in May 2015 payable in cash or, subject to registration and certain financial criteria, shares at the option of the Company (at a price based on 90% of the then-current volume weighted average trading price).  As noted, the lender opted to redeem the entire outstanding principal in shares and the loan is now fully repaid.

The lender will be entitled to advance up to an additional US$4,000,000 to the Company in exchange for 8% discount notes subject to the same maturity and repayment terms (and entitlement to share purchase warrants) as currently apply, with a conversion price of US$0.98, subject to downward adjustment to US$0.50, from and after September 30, 2015, under certain market conditions. In consideration of the amendments agreed to, the lender received 500,000 common shares of the Company.

•

On December 29, 2014, the Company closed the issuance of US$10,000,000 in convertible senior notes and up to 3,642,857 common share purchase warrants to an institutional lender. The facility was increasable to US$15,000,000, subject to financial criteria.  Forefront Capital acted as Placement Agent.

The notes were issuable at an 8% discount, with an initial funding amount of US$9,200,000. The initial closing drawdown was US$1,766,588. Subsequent drawdowns were based on meeting certain financial conditions, including the Company achieving net free cash flow of at least

US$1,050,000 over a quarterly period. The notes bear interest at 8% per annum, payable monthly.

The notes were convertible at the option of the lender at a price of US$0.98. The 982,143 warrants issued to the lender on closing are exercisable for 5 years at the conversion price of US$0.98, and any warrants issued to the lender in future will be exercisable at 115% of the 5-day volume-weighted average trading price (“ VWAP ”) of the common shares on the 5 trading days immediately preceding the date of issue.  The lender may also opt to receive interest in common shares in lieu of cash at US $0.98 per share.  The notes mature in 24 months and are prepayable in full (if the prepayment amount is funded by new debt) or in part (if the prepayment amount is funded by equity) at the option of the Company after 6 months at a price equal to 107% of the principal being repaid .. The lender had the right to redeem 7.5% of principal monthly commencing in March, 2015 payable in cash or shares at the option of the Company (at a price based on 90% of the then-current volume weighted average trading price) , subject to certain conditions, including that the VWAP of the common shares exceeds US$0.60 per share on the payment date and on each of the 20 trading days immediately preceding such date, and that an SEC registration statement is effective for resale of the common shares issuable under the notes ..

Operational:

•

Pilot pre-production open-cut mining at Buckreef South Pit (host to 207,000 tonnes of oxide ore with an average gold grade of 1.54g/t) commenced in late October 2014 up to 31st August 2015 as per plan. Up to 31st August 2015, a total of 113,831 tonnes with an average gold grade @ 1.89 g/t Au for 6,913 ounces of gold were extracted from the South pit. The mined ore was stockpiled piled onto the ROMPAD as follows; 36,362 tonnes @4.03 g/t classified as High Grade ore (HG), 3,083 tonnes @2.00g/t classified as Medium Grade ore (MG) and 72,385 tonnes @0.75g/t classified as Low Grade ore (LG).

•

Construction of the four Heap Leach pads and solution ponds was commenced and completed during the reporting period. Installation of protective Geo-textile and HDPE membrane liners on the walls and floors of the pads and the solution ponds was also completed essentially as a mandatory environmental safe-guard. The HDPE material is impervious to solutions and liquids hence protect the surroundings from any poisonous chemical leakages from the ponds or the pads into the sub-surface strata.

•

Truck-stacking of dry oxide/transition ore material from the ROMPAD onto Heap Leach Pads #1, #2 and # 3 was successfully completed in staggered stages during the period January 2015-May 2015. As of 31st August 2015, Pad#1 holds 20,932 tonnes with an average gold grade @2.29g/t while Pad#2 holds 12,944 tonnes with an average gold grade of 2.78g/t. Pad#3 holds 12,088 tonnes of ore with an average gold grade of 3.64g/t.

•

During the year, the Company successfully started pilot irrigation of ore on Pads #1, #2 and #3 out of the four leach pads, marking the launch of the pilot gold heap leach processing operation at Buckreef Gold Project.

•

Concurrently with the pilot mining operations, the Company also contracted DMO Technologies Pvt Ltd to design, fabricate and install a Carbon-in-Column ore processing plant at the Buckreef Mine site. Designing and fabrication was done at their base in Kwekwe, Zimbabwe after which the various completed sections of the plant were transported by road to site. By 31st August 2015, 85% of the CIC plant was functional with the major outstanding issues being the carbon regeneration circuit, the acid wash circuit and the smelter unit.

•

DMO completed installation of about 85% of all the CIC plant parts, the temporary boiler and the extension of the gold room platform. DMO technicians have since left site after partial commissioning of the completed parts of the plant. Construction of the gold room, laboratory and cyanide storage building, including erection of the wall, deck, painting and installation of strong gold room doors and windows were also completed.

•

Water for the CIC Process Plant was sourced from the Buckreef fresh water dam by constructing a 4 inch pipeline from the dam to the Plant and an alternative source of water supply to the Plant was pumped from the old Buckreef mine shaft using a 3 inch supply line laid from the shaft to the CIC Plant using a submersible pump from Buckreef store.

•

DMO, the contractor also successfully installed and commissioned a temporary gold elution boiler-cum-electrowinning unit with a capacity 250kg dry carbon or 450kg wet (Au-loaded) carbon.

•

In June and July 2015, the Company successfully conducted gold electrowinning (stripping gold from pregnant carbon onto steel wire-wool) in readiness for the final smelting process to produce gold dore. As of 31st August 2015, the Company had 7.014kg (226 ounces) of gold in steel wire-wool ready for the first smelt at Buckreef Gold Project.

Buckreef Project

During the 2015 fiscal year, the Company’s main activities focused on the Buckreef Project.

Mine Development and Operations

Progress

The project successfully completed a critical year with the completion of the construction of four heap leach pads each with dimensions of 100m by 30m, as scheduled. The Company also commenced pilot mining of oxide and transition ore from the Buckreef South Pit. In addition, the Company also commenced cyanide leaching of the oxide ores that were successfully truck-stacked onto 3 of the 4 heap leach pads.  Last but not least, the Company also bought and installed a pilot Carbon-in-Column gold recovery process plant and this plant was successfully used to commence the final process in recovering gold from the ore into a cyanide solution and finally gold in wire-wool that’s now ready for a first commercial smelt.

Throughout the year, significant improvements were made to the surrounding infrastructure, especially demolishment of the old Buckreef processing plant, and up@ of approximately 30 kilometres of Buckreef - Katoro road, the main access road to the mine site.

The Company applied for and was granted a Water Use Permit from Lake Tanganyika Basin Water Board (as per WRMA No. 11, 2009 Water Act). The Company also successfully applied for and was granted an Environmental and Social Impact Assessment certification by the Occupational Safety and Health Agency (OSHA) of Tanzania as a pre-requisite for any new and operating mining project.

In order to power the mining, crushing and gold process plant operations above, the Company contracted the Tanzanian Electricity Supply Company (Tanesco) to install a 33Kv overhead power line connection to the Buckreef camp 100kVA, 33/0.4/0.23kV sub-station.  The construction of the 500m overhead power line from the nearby Tanesco main line was contracted to Agape Enterprises Ltd electric contractors. The activities completed by the contractor included bush clearing of the 500m route way from the Tanesco line to Buckreef substation, erection of 7 wooden electric poles on the line, and the installation of the conductor wire string and a power drop down transformer.

As part of security reinforcement, the Company also constructed and reinforced a diamond mesh fence around the Buckreef camp to enclose all houses at the camp including the main office, power substation, heap leach pads, ROMPAD and CIC process plant. The work involved construction and erection of concrete fence poles. Razor wire was then installed atop the entire fence length as a further deterrent.

The Company also commenced to review and revise the planned open pit mining designs and schedules as follows; commence pilot mining on the oxide and transition ores at Buckreef South pit, then move onto the Bingwa oxide/transition ore component then onto the Tembo prospect oxide/transition ores and finally onto the Buckreef Main Prospect oxide/transition ore component. However, the planned schedule would also depend on how soon the villagers within the extended mining license will be compensated and cleared off to facilitate mining. Alternative would be to concentrate on mining within the bounds of the pre-existing old Special Mining License where villagers have already been vacated and once we complete the South pit, we will then go directly to the Buckreef Main pit. However, this will also entail relocating the bulk of the camp facilities and residential houses some 500m away as per legal requirements for a buffer blast zone around any open pit mine.

A Memorandum of Agreement of Sale was made and entered into by DMO Technological Services Ltd. of Zimbabwe and Buckreef Gold Company for the purchase of a carbon in column (“CIC”) plant for the proposed 1000 tpd heap leach operations at Buckreef. The CIC heap leach process plant fabrication which includes carbon adsorption unit, carbon elution unit, electrowinning unit, smelter, carbon regeneration unit, acid wash tank, calcine oven and gold room units were partially completed and/or fabricated during the year. As of 31st August 2015, 85% of the CIC plant components had been fabricated and installed. However, the consignments for Elution boiler, Carbon Regeneration Kiln, Acid wash holding tank, calcine oven and smelting furnace that were scheduled for delivery on 12 December, 2014 and on 15th February, 2015 have still not yet been dispatched by the supplier, DMO Technological Services of Zimbabwe.

Grade Control drilling program was completed at the South Pit where a total of 6,727m were drilled from 282 holes using a 5m x 10m x 24m grid to define & confirm Buckreef south ore zone as defined from the Buckreef block model. The drilling confirmed two distinct mineralized zones termed as Buckreef South Zone One and Zone Two with an average grade of 3.16g/t Au and 5.31g/t Au respectively over average mineralized intersection widths of 7.65m and 10.5m respectively.

Significant intercepts reported include:

Buckreef South Zone One

• Drill-hole BMGC00120 returned 5m @4.77g/t Au (19 - 24m).

• Drill-hole BMGC00134 returned 7m @1.68g/t Au (12 - 19m).

• Drill-hole BMGC00162 returned 4m @ 4.43g/t Au (18 - 22m).

• Drill-hole BMGC00163 returned 8m @ 3.40g/t Au (9 - 17m).

• Drill-hole BMGC00164 returned 4m @ 2.75g/t Au (4 - 8m).

• Drill-hole BMGC00176 returned 4m @ 6.12g/t Au (20 - 24m).

• Drill-hole BMGC00177 returned 8m @ 7.27g/t Au (13- 21m).

• Drill-hole BMGC00178 returned 8m @ 7.18g/t Au (5- 13m).

Buckreef South Zone Two

• Drill-hole BMGC00128 returned 4m @ 3.76g/t Au (11 – 15m).

• Drill-hole BMGC00129 returned 5m @ 9.68g/t Au (10 – 15m).

• Drill-hole BMGC00130 returned 4m @ 3.07g/t Au (2 – 6m).

• Drill-hole BMGC00156 returned 16m @ 4.10g/t Au (0 – 6m).

• Drill-hole BMGC00157 returned 6m @ 3.01g/t Au (4 – 8m).

• Drill-hole BMGC00172 returned 12m @ 8.25g/t Au (12 – 24m).

• Drill-hole BMGC00175 returned 17m @ 12.93g/t Au (5 – 22m).

The Environmental Impact Assessment Certificate for the Buckreef Gold Project was issued on May 14, 2014 by the Minister of state, Vice-President’s Office – Environment.  The Environmental certificate (Registration No. EC/EIS/1264) will remain in force during the whole lifecycle of the Buckreef Gold Project.  The Company has since contracted the relevant authorities to commence the process for generating and getting certified an Environmental Management Plan (EMP) for the Buckreef Project.

Buckreef enlarged Mining Licence (SML04/92) land valuation work was completed and the valuation and resettlement report was approved by the Chief Government Valuer for compensation.  Management is currently reviewing the valuation to determine what, if any, resettlement will be required for mining the various deposits. It is however mandatory to evacuate all households within any approved and current mining license by law prior to commencing actual mining activities. Payments and evacuation will be done as the need arises.

Pilot pre-production open-cut mine development targeted oxide & transition ore on the Buckreef South Prospect.  The initial pit design covers a deposit strike length of 300m with a proved reserve of 206,551 tonnes grading @ 1.54g/t with 10,225ozs total contained Au.  Actual mining commenced in late October 2014 and up to 31st August 2015, a total of 113,831 tonnes with an average gold grade @ 1.89 g/t Au for 6,913 ounces of gold were extracted from the South pit. The mined ore was stockpiled piled onto the ROMPAD as follows; 36,362 tonnes @4.03 g/t classified as High Grade ore (HG), 3,083 tonnes @2.00g/t classified as Medium Grade ore (MG) and 72,385 tonnes @0.75g/t classified as Low Grade ore (LG).

As preliminary stage of gold recovery, the Company commenced cyanide heap leaching of the oxide ores stacked on 3 of 4 active heap leach pads at Buckreef gold mine. The total ore stockpile at Pad #1 as of 31st August 2015, is 20,932 tonnes with an average gold grade @2.29g/t while Pad#2 holds 12,944 tonnes with an average gold grade of 2.78g/t. Pad#3 holds 12,088 tonnes of ore with an average gold grade of 3.64g/t.

Despite the inhibited percolation and permeability experienced due to the high (20-30%) clay content in the saprolitic oxide/transition ore stacked on the heap leach pads, the Company managed to generate, collect, store and process the gold rich (pregnant) solution using a simple Carbon-in-Column process plant. As of 31st August 2015, Company successfully electrowinned (stripping gold from pregnant carbon onto steel wire-wool), 7.014kg (226 ounces) of gold that is now ready for the first smelt at Buckreef Gold Project.

The BZMA Project entered a development pipeline after BGCL, a project subsidiary of the Company, (55% by Tanzanian Royalty and 45% by Stamico, signed a letter of intent in February 2014 with ARL Gold Tanzania Limited, a subsidiary of Allied Gold Company of United Arab Emirates, to conclude a Definitive Joint Venture Agreement for the standalone mine development of the Buziba resource.

As of 31st August 2015, Buckreef and Buziba project area had 13 active PLs and 1 Special Mining License covering a surface area of 95.38km2.

Itetemia Project

The Itetemia gold deposit essentially comprises the Mineral Resources of the Golden Horseshoe Reef (“GHR”), and is an advanced pre-production project focusing on the development of the GHR and the Company believes that the Golden Horseshoe Reef (GHR) at Itetemia represents a modest, yet robust, medium-grade, near surface gold deposit that warrants further feasibility investigations.

The main activity completed for the Itetemia project were the studies (final metallurgical testwork, process engineering designs, etc.) undertaken by MaSS Resources company as a pre-requisite for environmental compliance certification.

The Environmental & Social Impact Assessment (“ESIA”) study was done by Efficient Consultants. The Environmental Impact Assessment Certificate on the Itetemia Gold Project was issued on May 28, 2015 by the Minister of state, Vice-President’s Office – Environment.  The Environmental certificate (Registration No. EC/EIS/1811) will remain in force during the whole lifecycle of the Itetemia Gold Project.

Significant of drilling and sampling historically completed over the GHR and surrounding areas has culminated in the estimation of the following Mineral Resources, by CSA Australia Pty (Ltd) (“CSA”).  The gold resource numbers for the GHR are as at 8th March 2011 using a cut-off grade of 1.0g/t:-

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

As of 31st August 2015, Itetemia project area had 12 active PLs covering a surface area of 55.47km2.

Kigosi Project

There were no exploration activities on the Kigosi Project licences in fiscal year 2015 due to the Company’s strategy to concentrate on projects with immediate potential to generate near term cash flow, more specifically gold production start up. Kigosi Project area remains subject to a Game Reserve Declaration Order. Upon repeal or amendment of that order by the Tanzanian Government, the Kigosi Mining Company will be legally entitled to exercise its rights under the Mineral Rights and Mining Licence. The procedures for degazzetting the Kigosi mining licence project area from a game reserve area to a forestry reserve area have not yet been completed by the parliament and government of Tanzania.

There were no developments on the Kigosi mining area degazetting process during the third quarter to allow mine development on the idling Kigosi Mining Licence.  The gold resource numbers for the Kigosi Project are, as at 1st September 2009 using a cut-off grade of 0.5g/t:-

Tables 1:Kigosi Project Resource (Measured and Indicated category)

Tables 2: Kigosi Project Resource (Inferred category)

As of 31st August 2015, Kigosi project area had 27 active PLs and 1 Special Mining License all covering a surface area of 448.7km2.

Luhala Project

There were no exploration activities on the Luhala Project licences in fiscal year 2015 due to the Company’s strategy to concentrate on projects with immediate potential to generate near term cash flow, more specifically gold production start up.

The Luhala Project is an advanced stage exploration project focusing on the development of the Luhala gold deposit which consists of five anomalous hilltops. The mineralisation is stratabound shear-zone hosted gold mineralisation (stratigraphic and structural control) within a distinct unit of felsic rocks with associated ferruginised mafics and felsics.

Historical exploration drilling at the Luhala Project has been concentrated on the Luhala Hills (Luhala Hill, Kisunge Hill, Shilalo Hill South and Shilalo Hill West). A total of 3,279m of diamond core drilling (26 holes) and 8,665m of RC drilling (144 holes) was completed on the project. Modeling and processing of assay results from both the core drilling and RC drilling conducted over the various deposits at Luhala, has to-date resulted in the estimation, by CSA, of the following Mineral Resources for Luhala as at 8th March 2011 using a cut-off grade of 1.0g/t:

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

The Company is currently seeking bids to prepare the study required in connection with an application for a mining licence for the Luhala Project. As of 31st August 2015, Luhala project area had 4 active PLs covering a surface area of 27.21km2.

Lunguya Project

There were no exploration activities on the Lunguya Project licences in fiscal year 2015 due to the Company’s strategy to concentrate on projects with immediate potential to generate near term cash flow, more specifically gold production start up.

The Lunguya gold project is situated on a major NW-SE regional shear zone which extend north into Barrick’s Bulyanhulu gold mine (>10M oz).  Gold mineralization has been identified in a series of planar, brittle-ductile strain zones which form gold mineralized fault-fill shear hosted veins. The Lunguya concession area overlies the contacts between sequences of lower Nyanzian mafic volcanic rocks which are cut by well foliated syn-orogenic granites. Shear zones hosting the auriferous quartz veins range in widths from less than 1.0 to greater than 8.0 m.

Veins identified at Lunguya (Nyamakwenge & Nyikoboko Reefs) strike 030° to 040° and dip modestly northwest (25° - 45°). The reefs commonly have well developed chlorite-sericite alteration mineralogy along their footwall, and sometimes, hangingwall contacts. Gold is present as coarse, visibly identifiable, grains commonly associated with hematitic fractures. Highest gold grades are frequently noted forming towards the footwall contact of the Nyamakwenge Reefs with the enclosing granodiorites.

A reconnaissance exploration drilling program comprising 81RC drill-holes totalling 1,504m probing both a residual gravel deposit and the Nyamakwenge reef system was successfully completed. A follow-up 19-hole 1,331m diamond drilling program confirmed that the Nyamakwenge and Nyikoboko reefs comprise single persistent veins, with respective strike lengths of approximately 475m and 110m. Excellent structural continuity of the veins has been demonstrated but continuity of gold grades is the subject of future exploration programs.

Gold grades within the Nyamakwenge reef range from less than 1.0 g/t to > 40 g/t over variable widths (< 0.3-2.75 m) while gold grades within the Nyikoboko reef range from < 0.2 g/t Au to 7.06 g/t Au over narrow, 0.3 m widths, and the chlorite-sericite envelope noted in the hanging-wall and footwall to the main veins are absent. Gold in these shear zones thus associated with narrow shear-foliated quartz veins in sheared contacts between basalts and granites. Potential for the discovery of an economic resource from Lunguya can be inferred from active small scale mining activities which are contiguous with Lunguya.

Based on the exploration work so far completed at Lunguya, no definitive 43-101 compliant mineral resource statement has been complied. As of 31st August 2015, Lunguya project area had 6 active PLs covering a surface area of 90.23km2.

Exploration Projects

Biharamulo/Kanegele Projects

There were no exploration activities on both the Biharamulo and the Kanegele Project licences in fiscal 2015 due to the Company’s strategy to concentrate on projects with potential to generate near term cash flow, more specifically gold production start up.

The Company will continue to explore opportunities to maximise shareholder value by actively looking for potential JV agreements on these outlying projects with any interested third parties. As of 31st August 2015, Biharamulo project area had 4 active PLs covering a surface area of 93.50km2 while Kanegele project area had 8 active PLs covering a surface area of 55.63km2.

License Relinquishment

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

All prospecting licenses in Tanzania also require the holder to expend funds which are set out in the Mining Act, 2010.  At each renewal, at least 50% of the Company’s licensed area must be relinquished on prospecting licences in excess of 20 square kilometres.  On relinquishing the ground, the area is automatically returned to the Mining Commissioner’s jurisdiction for a period of 4 months after which it will be declared vacant or otherwise by the Commissioner.  If the Company still has an interest in the relinquished one-half portion, it must then file a new application in competition with other interested companies for the relinquished portion 4 months after the relinquishment date.  If more than one application is lodged on the same day at the Mining Commissioner’s office, then the Commissioner may award the ground by tender.  There is no guarantee on the timing for processing the new application and whether it will be successful.

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

The technical content of the following discussion regarding the Buckreef Project in Tanzania is summarized from the Buckreef Property technical report dated February 24, 2014 entitled Updated National Instrument 43-101 Independent Technical Report on the Buckreef Project in Tanzania for Tanzanian Royalty Exploration Corporation prepared by Venmyn Rand (Pty) Limited and compiled by Fiona Harper, D. Richards and Andrew Neil Clay (the “Updated Buckreef Technical Report”).  The Updated Buckreef Technical Report was filed on SEDAR on February 24, 2014.

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

•

BZMA: includes the Buziba Prospect

An extended mining right was granted to Tanzam (Special Mining Licence 04/1992) encompassing the Buckreef, Bingwa, Eastern Porphyry and Tembo Prospect areas.  The Buziba Prospect is held under a prospecting licence which is in the process of being converted into either a retention licence or a special mining. Within the BZMA small-scale miners operate under numerous primary mining licences adjacent to our main prospect.

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

Current heap leach metallurgical testwork indicate positive results from column leach test for the oxide ore resources, at a 6mm crushing size fraction in oxide mineralization, up to 71% recovery was achieved on agglomerated ores during the testing. Testwork on the sulphide and transition resource indicate a recovery of 58% using a 12.5mm crush size and agglomeration using 4kg/t of lime and 3kg/t of cement.

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

Cut-off Grade 0.5 g/t Au

Estimates over variable widths to 1m to 40m

Specific Gravity ranges 2.0 to 2.8

Inconsistencies in totals are due to rounding

55% attributable to TRX

The Company has incurred total net costs (after recoveries, if any) of $2,985,705 on the Buckreef Project for the year ended August 31, 2015.

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

The Luhwaika West reef, located 100-200m in the hanging-wall and sub-parallel to the Luhwaika Main reef, consists mainly of shear-zone hosted tabular quartz veins that often contain irregular hematite filled fracture surfaces.

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

The Company has incurred total net costs (after recoveries, if any) of $261,867 on the Kigosi Project for the year ended August 31, 2015.

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

At Lunguya, all currently known, auriferous structural zones track at an oblique angle, the eastern granodiorite-mafic volcanic contact.  Auriferous veins strike at 020° to 030° with the dominant intrusive volcanic contact trending at approximately 360°.  On the property scale, two 330° trending fault  structures are interpreted to offset the Lunguya vein into two fault repeated vein segments, having strike lengths of  approximately 180 and 300 m.  A few score artisanal miners have exploited these veins to a depth not exceeding 30 verticalm subsurface. A second set of auriferous reefs, the Nyikoboko Reefs, are located 12 kilometres to the south. This area is associated with a smaller set of largely inactive artisanal dumps and workings.

Based on the aeromagnetic data a model has been proposed whereby a large NS trending shear zone is believed to exist below a thick black cotton soil (mbuga) cover. The thin veins associated with the Nyikoboko and Nyamakwengwe reefs probably represent secondary structures from the main shear. This idea has been tested using biogeochemistry.

Mineralization

Lunguya is a mineralized brittle ductile strain zone, developing internal to a major granite-greenstone contact. Gold is associated with one fault offset vein which is likely broken into two segments, the Western and Eastern reefs.  Lesser veins are also present.  Initial sampling of artisanal vein waste dumps indicated the presence of well mineralized dump samples.  The site contained greater than 200 of these small pits-shafts ranging from 1 to 20m deep.

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

During the period ended August 31, 2015, no direct property work was conducted on the Lunguya property.

The Company has deferred total net costs (after any recoveries and write offs) of $11,353 on the Lungua Property for the year ended August 31, 2015.

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

History

The exploration history of the Itetemia Property from 2006 to 2015 is summarized as follows:

Itetemia Exploration History Synopsis

Year	Operator	Work Performed
2006	Tancan	In-house evaluation. 4-hole diamond drill program
2007	Sloane	Planned 2000 m RC drill program and 3000 m infill diamond drilling program.
2008	Sloane	First phase drill program consisted of 10 Reverse Circulation (RC) aggregating 1,489m. Eight diamond drill holes were drilled totalling 2,286.5m.
2009	Sloane	Data analysis
2010	Sloane	Data analysis
2011-2012	Company	NI 43-101 report prepared by Venmyn Rand (Pty) Ltd.
2013	Company	In-house evaluation
2014	Tanzanian Royalty

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

2015	Company	EIA study report approved and ESIA certificate issued. Application to convert PL into Mining License procedures have commenced

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

Exploration

The majority of the exploration work in 2007 consisted of RC and diamond drilling, along with limited ground geophysics.  Exploration crews were mobilized to the Itetemia Project in August 2007 and drilling commenced in mid-September.  The first phase drill program completed 10 RC holes aggregating 1,489m and eight diamond drill holes totaling 2,286.5m.  The drill program targeted the shallowest part of the previously established Golden Horseshoe Reef with a view to developing an open pit resource with a notional floor level of 200m below surface.  In support of preparation of a resource estimate, drill holes were sited to provide data at grid points at or below 50 x 50m spacing.  A number of deeper holes were also sited to test the extent of the mineralized body at depth and along strike.

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

The Itetemia and Luhala Technical Report also includes a Resource Summary for the GHR. Based on a 1.0g/t Au cut-off grade, Itetemia has an Indicated Mineral Resource of 2.80  million tons  @ 2.96g/t Au containing 266,000 ounces of gold.

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

During the period ended August 31, 2015, no direct property work was conducted on the Itetemia property.

The Company has incurred total net costs (after any recoveries and write offs) of $65,817 on the Itetemia Property for the year ended August 31, 2015.

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

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Luhala Property is via the main Mwanza – Shinyanga road, which is a single lane, good to excellent quality, asphalt highway.  To access the property, one drives approximately 45km to the south of Mwanza, where a dirt road from a junction at the settlement of Manawa, leads southwest to the town of Misasi.  The property has year round access, although seasonal winter rains, December to March, may result in flooding in low lying areas which are dominated by mbuga (black organic rich laustrine flood soils).  Most lowland areas are under active cultivation, corn, rice, beans and mixed crops, by subsistence farmers.  Low scrub and thorn bushes cover the small hills.  The area has been, for many years, deforested by local agricultural practices.

At Luhala, the mean elevation is approximately 1,200 m above sea level, with a series of small sub-rounded hills, rising up to one hundred meters above the surrounding plain.  These hills are typically formed by either resistive iron formations or felsic volcanic rocks.  Mafic volcanic rocks weather recessively and are typically only exposed in trenches through well formed laterite profiles.  Laterite development is extensive with brick-red laterites overlying weak mottled zones and saprolites at a depth of approximately 3-5m.  Deep weathering penetrates 45 - 60m vertically within the subsurface.

An enthusiastic and competent labor force is available through the surrounding villages, and local people have been routinely hired during the trenching, drilling and soil sampling programs conducted on this property.  However, no other significant infrastructure is available.

History

Luhala has had a significantly more protracted exploration history than Lunguya, beginning with the initial exploration by the then Tanganyikan Geological Survey in 1947.  The exploration history of Luhala since 2006 to 2015 is summarized as:

LUHALA EXPLORATION HISTORY SYNOPSIS

Year	Operator	Work Performed
2006	Tancan	Diamond drilling, RC drilling
2007	Sloane	Follow-up exploration planning
2008	Sloane	Data analysis
2009	Sloane	Data analysis
2010	Sloane	Data analysis
2011-2012	Company	NI 43-101 report prepared by Venmyn Rand (Pty) Ltd.
2013	Company	In-house evaluation
2014	Company	Continued in-house evaluation
2015	Company	Continued in-house evaluation/property maintenance

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

At Luhala, three principal mineralized zones have been identified. These include Kisunge Hill, Shilalo South, and Shilalo West.  All of the three principal mineralized areas are linked by a common southwest plunging antiform, the limbs of which are separated by 500 to 800m and converge just south of Line 6200 E and 3800 N.  Mineralization to Kisunge Hill is associated with a chert – felsic volcanic contact.  As Shilalo South, structurally controlled gold mineralization closely tracks the position of a massive to locally well-bedded chert or cherty iron formation.  The results of diamond drilling in Shilalo West strongly outline the importance of the felsic volcanic - chert – structural sites and gold association.  For example, borehole LSD – 08A is collared in the hangingwall to the Shilalo West mineralized zone, traverses the host rhyolite-chert lithology, and terminates in the footwall.  This borehole intersected significant gold mineralization of 3.55 g/t Au over 5 m near the hangingwall contact of the felsic volcanic rocks, and is mineralized repeatedly at over one gram ranges throughout much of the felsic host interval, which in this borehole is over 35m thick.

The felsic volcanic rock package at Shilalo West once again presents an excellent structural site for the development of dilatant sites and gold mineralization.  As of Shilalo South, a well defined planar, brittle-ductile structural zone was not identified at Shilalo West.  Gold distribution is likely related to the presence of extensional and shears extensional veinlets, which are developed within the felsic volcanic rocks at or near, the felsic volcanic “red tuff” contact.

Exploration

During the period ended August 31, 2015, no site-based exploration work was conducted on the Luhala Property.

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

Historical Drilling

The Phase 7 drill program at Luhala was completed in August 2006 and consisted of nine diamond drill holes aggregating 991m.  All the holes tested the eastern limb of the Kisunge Main Zone. Among the better intercepts reported from this program was 3.07m @ 6.87 g/t. Within this intercept was a 1.44m interval averaging 10.95 g/t. Invaluable structural information was obtained from the Phase 7 diamond drilling program which will be utilized in the planning process for follow-up exploration.

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

The Company has incurred total net costs of $6,824 and written off $47,152 of expenditures on the Luhala Property for the year ended August 31, 2015.

The Luhala Property is without known mineral reserves and any exploration program is an exploratory search for ore.

Item 4A.

Unresolved Staff Comments

None

Item 5.

Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended August 31, 2015 and 2014, and should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

Critical Accounting Policies

Mineral Properties

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

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured.  Revenues from properties earned prior to the commercial production stage are deducted from capitalized costs.

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

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire.

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

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable.  Any costs incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred.  Field overhead costs directly related to exploration are capitalized and allocated to mineral properties explored.  All other overhead and administration costs are expensed as incurred.

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

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs.  During the year ended August 31, 2015, the Company wrote off $2,233,843 of costs related to its mineral properties (2014 – $1,209,640).  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit‐of‐production method or the straight‐line method, as appropriate.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market‐based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

A.

Operating Results

The following discussion and analysis of the financial condition and operating results of the Company for the years ended August 31, 2015 and 2014 should be read in conjunction with the consolidated financial statements and related notes to the financial statements which have been prepared in accordance with IFRS.

Overall Performance

As at August 31, 2015, the Company had current assets of $1,552,416 compared to $2,614,572 on August 31, 2014.  The decrease is mainly due to net expenditures on exploration of $3,331,566 (2014 - $2,329,901), additions to property, plant and equipment of $668,005 (2014 - $2,412,541) primarily in connection with the construction of the processing plant, and cash used in operations of $901,062 (2014 - $3,485,590) offset by proceeds from the sales-leasebacks of $496,559 (2014 - $Nil) and the net proceeds from the convertible senior note financing of $684,979 (2014 - $Nil) and gold bullion loan financing of $1,852,036 (2014 - $Nil).  Mineral properties and deferred exploration assets were $48,150,191 as compared to $47,052,468 at August 31, 2014.

Net loss for the year ended August 31, 2015 was $8,995,697 compared to a net loss of $2,416,265 in the comparable year ended August 31, 2014.  The main difference in net loss between the two periods is due to the following fluctuations:

•

Lower share based payment expense of $506,747 during the year ended August 31, 2015 as compared to $1,106,517 during the year ended August 31, 2014 due to the number of RSU’s issued and the lower Company share price, see note 8 of the audited consolidated financial statements for the years ended August 31, 2015 and 2014 for details of RSU’s issued,

•

A lower gain from the revaluation of warrant liability during the year ended August 31, 2015 of $324,000, compared to a gain of $3,524,000 in 2014,

•

A gain on the revaluation of derivative liability of $150,000 compared to $Nil in 2014.

•

An increase in write offs of mineral properties of $2,233,843 during the year ended August 31, 2015 compared to $1,209,640 in 2014

•

Interest accretion of $738,134 in connection with the convertible senior note financing that was closed in December 2014 as well as the gold bullion loans financings closed in June 2015, which were not present in the comparable year ended August 31, 2014.

•

Finance costs of $196,525 compared to $Nil in the comparable period, which represents interest in connection with the convertible senior note financing that closed in December 2014 as well as interest on the gold loan bullion  loans, which were not present in the comparable year ended August 31, 2014.

•

A loss on the amendment of the convertible senior note financing resulting from the amendment of the terms of the financing on March 25, 2015, as described above, which resulted in a loss of $2,034,406 (2014 - $Nil) for the year ended August 31, 2015.

•

A loss on redemption of the convertible senior note financing resulting from the redemption option held by the lender in connection with the terms of the convertible senior note financing, which resulted in a loss of $174,041 (2014 - $Nil) for the year ended August 31, 2015.

•

A loss on sale of gold bullion resulting from the sale of the gold received in connection with the terms of the gold bullion loan resulted in a loss of $184,810 (2014 - $Nil) for the year ended August 31, 2015.

The remainder of the expenses primarily decreased in comparison to the prior period as the Company looked to be more cost effective as it worked towards securing additional financing and moving its Buckreef project into production.  These variances are further discussed below.

During the year ended August 31, 2015, the Company issued 174,608 shares (2014 – 320,893 shares) pursuant to the RSU plan with a value of $729,778 (2014 - $1,354,238).  The Company issued 400,000 (2014 – Nil) shares with a value of $264,000 (2014 - $Nil) in connection with a finder’s fee related to the convertible senior note financing completed in December 2014.  The Company issued 500,000 (2014 – Nil) shares with a value of $250,000 (2014 - $Nil) in connection with the March 25, 2015 amendment to the terms of the convertible senior note financing that was originally completed in December 2014. The Company also issued 5,010,518 (2014 – Nil) shares with a value of $1,958,397 (2014 - $Nil) in connection  with redemptions by the lender pursuant to the redemption option held by the lender in connection with the terms of the convertible senior note financing.  In the current year, capital was utilized for the Buckreef Gold Project development, property acquisition, exploration, capital equipment purchases and general operating expenses as tabulated below.  The remaining funds/cash liquid assets are invested in interest bearing investments, which are highly liquid.

C$ (000)
Funds available August 31, 2014	1,830
Convertible senior note financing, net of issue costs	1,618
Repayment of convertible senior note	(934)
Net proceeds from sales-leasebacks	497
Equipment purchases	(665)
Mineral property expenditures including licences, environmental and exploration, net of recoveries	(2,529)
Proceeds from gold bullion loan	1,852
General corporate expenses	(901)
Funds available August 31, 2015	$768

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2015, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms. These consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements.

Additional funding may be derived from revenues generated in the future from anticipated completion and operation of its heap leach mine currently under development.  Management continues to explore alternative financing sources in the form of equity, debt or a combination thereof; however the current economic uncertainty and financial market volatility make it difficult to predict success.  Risk factors potentially influencing the Company’s ability to raise equity or debt financing include:  the outcome of the feasibility study at the Buckreef Project, mineral prices, the risk of operating in a foreign country, including, without limitation, risks relating to permitting, and the buoyancy of the credit and equity markets.  For a more detailed list of risk factors, refer to the Company’s Amended Form 20-F Annual Report for the year ended August 31, 2015, which is filed on SEDAR as the Company’s Annual Information Form.

Due to the current low interest rate environment and lack of funds, interest income is not expected to be a significant source of income or cash flow.  Management intends to monitor spending and assess results on an ongoing basis and will make appropriate changes as required.

Trends

•

There are significant uncertainties regarding the prices of precious and base metals and other minerals and the availability of equity and debt financing for the purposes of mineral exploration and development.  The prices of precious and base metals have been subject to extreme volatility over recent periods, as such the Company remains cautious;

•

The Company’s future performance is largely tied to development of the Buckreef project and other main projects and outcome of future drilling results; and

•

Current financial markets are likely to be volatile in Canada for the remainder of the year, reflecting ongoing concerns about the stability of the global economy.  As well, concern about global growth may lead to future drops in the commodity markets.  Uncertainty in the credit markets has also led to increased difficulties in borrowing or raising funds.  Companies worldwide have been negatively affected by these trends.  As a result, the Company may have difficulties raising equity and debt financing for the purposes of base and precious metals exploration and development.

These trends may limit the Company’s ability to discover and develop an economically viable mineral deposit.

Results of operations

Fiscal year ended August 31, 2015 compared to fiscal year ended August 31, 2014

Net additions to mineral properties and deferred exploration costs for the year ended August 31, 2015 were $3,331,566, compared to $2,329,901 for the year ended August 31, 2014.  The amount has increased as compared with the prior year as the Company has allocated resources on mining of the Buckreef property, as well as a significant cost addition due to the recognition of the asset retirement obligation in the current year of $680,000 as at August 31, 2015 (August 31, 2014 - $Nil).  The Company also incurred property, plant and equipment additions of $665,099 (2014 - $2,412,541) on construction of the heap leach and processing plant.  Exploration activities have reduced as the Company advances its Buckreef project towards the commencement of production and continues exploration work on other projects in its portfolio and at the same time is conscious about conserving its cash in the current economic downturn.

Net loss for the year ended August 31, 2015 was $8,995,697, compared to a net loss of $2,416,265 for the comparable year ended August 31, 2014.  For the three month period ended August 31, 2015 and 2014, there was a net loss of $2,030,188 compared to a loss of $1,649,399, respectively.

The main difference in net loss between the comparable years for the year ended August 31, 2015 is mainly due to the variances discussed above.  For the three month period ended August 31, 2015 net loss remained consistent between the two years.

Variances in the remaining expenditures is set out below:

For the year ended August 31, 2015, depreciation expense was $384,708, compared to $258,068 for the year ended August 31, 2014. The increase of $126,640 is due to additions to property, plant and equipment over the last quarter of the prior fiscal year resulting in higher amounts of depreciation on overall capital assets. The capital expenditure for the year ended August 31, 2015 was $665,099 as compared to $2,412,541 in the year ended August 31, 2014.  The increase in capital expenditures over historical amounts commencing from the fourth quarter of fiscal 2014 is due to construction of the heap leach pads and processing plant.  The processing plant is currently not yet being depreciated as it is currently still under testing and commissioning.

Consulting fees for the year ended August 31, 2015 were $246,147, compared to $225,914 in the comparable year ended August 31, 2014.  Consulting expenses remained fairly consistent during the current period as the Company decreased its employee base and hired consultants in their place to be more cost efficient.  The increase in consulting fees is offset by a decrease in salaries and benefits as discussed below.  This increase was offset by a decrease in consulting fees as the Company looked to reduce costs wherever possible due to the current economic condition.  Consulting fees for the three months ended August 31, 2015 were $98,337 compared to $173,933 in the comparable period ended August 31, 2014. The decrease in the expense for the three month period is due to the same cost cutting measures as described above.

Directors’ fees for the year ended August 31, 2015 were $367,524, compared to $376,434 in the comparable year ended August 31, 2014.  For the three month period ended year ended August 31, 2014, director fees amounted to $129,702 (2014 - $89,445).  Director fees remained consistent between the two periods.  See note 8 of the audited consolidated financial statements for the years ended August 31, 2015 and 2014 for details on RSU’s granted.

Office and general expenses for the year ended August 31, 2015 were $326,088, compared to $380,631 in the comparable year ended August 31, 2014. Office and general costs decreased between the comparable periods due to cost reduction measures across all areas of the Company in light of the current economic conditions and resources available to the Company.  For the three month period ended August 31, 2015, office and general expenses were $128,983, compared to $107,655 in the comparable period ended August 31, 2014. Office and general expenses remained consistent between the two periods.

Shareholder information costs for the year ended August 31, 2015 increased to $361,265 from $265,421 for the comparable year ended August 31, 2014. The increase is due to additional reporting requirements in connection with the various financings and operational updates in the current year.  For the three month period ended August 31, 2015, shareholder information costs were $17,167 compared to $18,202 for the three month period ended August 31, 2014. Shareholder information costs for the three month period were consistent with the prior year.

Professional fees increased by $156,689 for the year ended August 31, 2015 to $680,048 from $523,359 for the year ended August 31, 2014.  Professional fees were higher during the current quarter as the Company deals with tax litigation in Tanzania, increased accounting costs surrounding various financing transactions during the year and various business consulting fees on strategy regarding future financings, and other matters as it approaches initial production on its Buckreef project.  For the three month period ended August 31, 2015 professional fees went from $145,803 for the three month period ended August 31, 2014 to $244,297. The increase is due to the same reasons above.

Salaries and benefits expense decreased to $1,053,364 for the year ended August 31, 2015 from $1,304,895 for the year ended August 31, 2014.  Salaries and benefits decreased as the former CFO left the Company and the new CFO came in at lower rates as well as the Company using consultants in the place of salaried employees which carries a lower cost than having salaried employees.  The expenses for the corresponding three month period ending August 31, 2015 and 2014 were $279,072 and $269,840 respectively. Salaries and benefits were consistent between the two periods.

Share based payments for the year ended August 31, 2015 were $506,747, compared to $1,106,517 in the comparable year ended August 31, 2014.  Share based payments vary depending on the number of equity based compensation options issued and vesting.  See note 8 of the audited consolidated financial statements for the years ended August 31, 2015 and 2014 for details.  Director fee RSU expense was $192,468 and $194,682, respectively.

For the year ended August 31, 2015, travel and accommodation expense decreased by $165,379 from $223,886 in 2014 to $58,507.  For the three months ended August 31, 2015, travel and accommodation expense decreased by $26,056 from $48,618 in 2014 to $22,562. Travel and accommodation expense was particularly high in 2014 due to an increase in travel to Tanzania related to working towards the advancement of projects into future production.

For the year ended August 31, 2015, the foreign exchange gain was $390,459 compared to an exchange loss of $18,957 for the same year ended August 31, 2014. The years’ Tanzanian Shilling exchange rate increased from 1,503 at August 31, 2014 to 1,587 at August 31, 2015.

Interest expense for the year ended August 31, 2015 was $12,128, compared to income of $65,362 for the year ended August 31, 2014.  Interest income decreased as the average cash balance in interest bearing accounts decreased during the current period.  The expense is a result of interest assessed on taxes due in Tanzania.

The interest accretion expense for the year ended August 31, 2015 was $738,134, compared to $4,779 for the year ended August 31, 2014. The interest relates to the issuance of convertible debt.  Interest accretion was higher as of August 31, 2015 as the Company raised funds through the convertible senior note financing closed in December 2014.  The Company also incurred finance costs of $196,525 (2014 - $Nil) in relation to interest payments on the convertible senior note financing as well as costs related to the gold bullion loans during the year ended August 31, 2015.

During the year ended August 31, 2015, the Company agreed to abandon and wrote off $2,233,843 in expenses in various project areas (2014 – wrote off $1,209,640) from abandoning various licenses; see note 4 of the audited consolidated financial statements for the year ended August 31, 2015 and 2014 for details. The Company is continuously evaluating its mineral properties Licenses and Carry Forward Balances and makes adjustments as deemed necessary to reflect current plans to explore and develop licenses into the future.

A gain of $324,000 (2014 – gain of $3,524,000) was recognized during the year ended August 31, 2015 in connection with the revaluation of the warrant liability.  Warrant liability is revalued at every reporting period using the Black-Scholes model.  See note 8 of the audited consolidated financial statements for the year ended August 31, 2015 and 2014 for details.

A gain of $150,000 (2014 – $Nil) was recognized during the year ended August 31, 2015, in connection with the revaluation of the derivative liability.  The derivative liability is revalued at every reporting period using the Black-Scholes model.  See note 21 of the audited consolidated financial statements for the three and year ended August 31, 2015 and 2014 for details.

A loss on the amendment of the convertible senior note financing resulting from the amendment of the terms of the financing on March 25, 2015 as described earlier which resulted in a loss of $2,034,406 (2014 - $Nil) for the year ended August 31, 2015.

A loss on redemption of the convertible senior note financing resulting from the redemption option held by the lender in connection with the terms of the convertible senior note financing resulted in a loss of $174,041 (2014 - $Nil) for the year ended August 31, 2015.

A loss on sale of gold bullion resulting from the sale of the gold received in connection with the terms of the gold bullion loan resulted in a loss of $184,810 (2014 - $Nil) for the year ended August 31, 2015.

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

Foreign Exchange

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At August 31, 2015, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the funds of the Company are held in Canadian currencies, the foreign currency risk associated with US dollar and Tanzanian Shilling financial instruments is not considered significant at August 31, 2015.

B.

Liquidity and Capital Resources

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements.  Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding.  Previously, the Company obtained funding via private placements, public offering and various sources, including the Company’s President and CEO.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2015, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms. These consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements.

As of August 31, 2015, the Company’s working capital position was a negative working capital of $4,684,253 (August 31, 2014 – $1,325,667 positive working capital).  As the Company’s mineral properties advance, additional equity and debt financing will be required to fund exploration and mining activities.  Additional funding may be derived from revenues generated in the future from anticipated completion and operation of its heap leach mine currently under development.

Some of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.

In addition to the property payments committed to by the Company to maintain options in certain prospecting and mining option agreements (note 4 of the audited consolidated financial statements for the years ended August 31, 2015 and 2014), the Company is committed to rental payments of approximately $27,199 as at August 31, 2015 (August 31, 2014 - $Nil) for premises in fiscal 2015.

The Company also entered into a commitment with DMO Technological Services Ltd. of Zimbabwe for the purchase of a carbon in column plant in connection with the heap leach operations at Buckreef with remaining commitments in the amount of USD $Nil (August 31, 2014 - USD$582,240).

2010 Convertible Promissory Note

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

2014 Convertible Senior Note

Initial issuance:

On December 29, 2014, the Company closed out of escrow the issuance of US$10,000,000 in convertible senior notes to an institutional lender. The facility may be increased to US$15,000,000, subject to financial criteria.

The notes were issued at an 8% discount, with an initial funding amount of US$9,200,000.  The notes are convertible at the option of the lender at a price of US$0.98.  The notes bear interest at 8% per annum, payable monthly.   The lender may opt to receive interest in common shares in lieu of cash at US$0.98 per share ..  The notes mature in 24 months and are prepayable in full (if the prepayment amount is funded by new debt) or in part (if the prepayment amount is funded by equity) at the option of the Company after 6 months at a price equal to 107% of the principal being repaid .. The lender may redeem 7.5% of principal monthly commencing in March, 2015 payable in cash or shares at the option of the Company (at a price based on 90% of the then-current volume weighted average trading price) , subject to certain conditions, including that the volume-weighted average trading price (“VWAP”) of the common shares exceeds US$0.60 per share on the payment date and on each of the 20 trading days immediately preceding such date, and that an SEC registration statement is effective for resale of the common shares issuable under the notes ..

The initial closing drawdown was US$1,766,588. Subsequent drawdowns may be made based on meeting certain financial conditions, including the Company achieving net free cash flow of at least US$1,050,000 over a quarterly period ..  As at February 28, 2015, the Company had not achieved the financial conditions, as such, the cash held in escrow is restricted and unavailable to the Company for use.  As at February 28, 2015, the Company repaid USD$750,000.

On closing, 982,143 warrants were issued to the lender which are exercisable for 5 years at the conversion price of US$0.98.  Any warrants issued to the lender in the future will be exercisable at 115% of the 5-day VWAP of the common shares on the 5 trading days immediately preceding the date of issue.

The Company incurred $435,174 in direct expenditures relating to securing this financing.  In addition, 400,000 shares and 400,000 warrants were issued as finders fees (Note 8).  The 400,000 warrants are exercisable for 2 years at the conversion price of US$0.98.These costs have been recorded as transaction costs against the convertible senior notes to be amortized over the life of the notes.

Amendment to initial issuance:

On March 25, 2015, the Company amended the terms of its convertible senior note financing, the first drawdown under which successfully closed on December 29, 2014.

The outstanding principal at the time of the amendment was US$9,250,000 representing the original USD$10,000,000 less the payment made as part of the lenders “mandatory redemption option”. The previously escrowed funds were returned to the lender.  Under the amended financing, there is no escrow of funds and the outstanding principal amount of the notes was reduced to US$1,450,000. Interest at 8% per annum is calculated on the reduced principal amount only, effective from March 1, 2015. A maximum of US$300,000 in cash may be repayable in April 2015, pursuant once again to the lender’s "mandatory redemption option."

The reduced amount of outstanding notes remain convertible at the option of the lender at 115% of the 5-day volume-weighted average trading price on the NYSE MKT of the Company's common shares as at December 9, 2014 (being US0.98). The terms of the 982,143 share purchase warrants issued to the lender on closing are unchanged; they remain exercisable for 5 years at the conversion price, and the lender may also opt to receive interest in common shares in lieu of cash at that price. The notes mature in 24 months and are prepayable at the option of the Company 6 months after the original closing. The lender may resume mandatory redemptions of up to US$750,000 monthly commencing in May 2015 payable in cash or, subject to registration and certain financial criteria, shares at the option of the Company (at a price based on 90% of the then-current volume weighted average trading price).

The lender will be entitled to advance up to an additional US$4,000,000 to the Company in exchange for 8% discount notes subject to the same maturity and repayment terms (and entitlement to share purchase warrants) as currently apply, with a conversion price of US$0.98, subject to downward adjustment to $0.50, from and after September 30, 2015, under certain market conditions. In consideration of the amendments agreed to, the lender will receive 500,000 common shares of the Company.

The balance of the convertible senior note is as follows:

	August 31, 2015	August 31, 2014
Note issued at face value ($10,000,000 USD)	$ 11,626,808	$ -
Discount on convertible note ($800,000 USD)	(930,145)	-
Conversion component of convertible note ($2,934,000 USD)	(3,359,000)	-
Transaction costs relating to convertible note - shares	(264,000)	-
Warrants issued to debenture holders	(443,000)	-
Transaction costs relating to convertible note – broker warrants	(72,000)	-
Transaction costs relating to convertible note - cash	(435,174)	-
Amortization of bond discount and transaction costs	540,980	-

Repayments – cash ($750,000 USD)	(933,825)	-
Reduction of conversion component on repayment	252,000	-
Foreign exchange	282,731	-
Balance, prior to amendment	$ 6,265,375	$ -
Reduction in notes on amendment	(4,521,501)	-
Redemption of convertible notes	(1,784,356)	-
Foreign exchange	40,482	-
Balance, end of the year	$ -	$ -

Derivative in convertible senior notes:

The conversion option is considered an embedded derivative as it is denominated in USD whereas the Company’s functional currency is the Canadian dollar. The feature is classified as a current liability on the statement of financial position and is carried at fair value as determined by the Black-Scholes option pricing model, with changes in fair value recorded as gains or losses in the statement of comprehensive loss.

The assumptions in valuing the embedded derivative on issuance at December 9, 2014 include an expected volatility of 74%, a risk free interest rate of 0.72% and an expected life of 2 years resulting in a fair value on issuance of $3,359,000.  As at August 31, 2015, the derivative in the convertible note is valued at $Nil (August 31, 2014 - $Nil), as the balance of the convertible notes was converted into shares.

Interest expense related to the Debentures amounted to $172,700 (2014 - $Nil), as at August 31, 2015 and is recorded as finance charge in the statement of comprehensive loss. Accretion expense during the year ended August 31, 2015 totaled $540,980 (2014 - $Nil).  All interest payments have been paid as of August 31, 2015.

During the year ended August 31, 2015, the lender redeemed $1,784,356 of convertible senior notes which was paid in shares, which resulted in the issuance of 5,010,518 common shares with a fair value of $1,958,397.  The resulting loss on redemption of convertible senior notes of $174,041 (2014 - $Nil) is reflected as a loss for the year ended August 31, 2015.

Mineral Property Projects

As of August 31, 2015, amounts capitalized in respect of mineral properties were $48,150,191, being an increase from August 31, 2014 when the balance was $47,052,468.

During the fiscal year ended August 31, 2015, the Company capitalized mineral property exploration costs of $3,331,566 on its mineral resource properties, compared to fiscal 2014 when the Company capitalized mineral property exploration costs of $2,329,901.

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

Item 6.

Directors, Senior Management and Employees

A.

Directors and Senior Management

Directors and Senior Management

A.

Directors and Senior Management

The following is a list of the Company’s current directors and officers.  The directors named below were elected or re-elected by the Company’s shareholders on May 28, 2015. There are no family relationships between the directors and officers.

Name, Municipality of Residence and Position With the Company	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since
James E. Sinclair Sharon, Connecticut President, Chief Executive Officer and Director	President and CEO of the Company	April 30, 2002
Joseph Kahama Dar es Salaam, Tanzania Chairman and Chief Operating Officer (Tanzania) and Director	Chairman and COO (Tanzania) of the Company; President, Tanzania American International Development Corporation 2000 Limited	February 29, 2008
Dr. Norman Betts Fredericton, New Brunswick Director	Associate Professor, Faculty of Business Administration, University of New Brunswick and a Chartered Accountant	January 4, 2005
William Harvey Sharon, Connecticut Director	Psychologist	April 30, 2002
Rosalind Morrow Toronto, Ontario Director	Lawyer; Partner, Borden Ladner Gervais LLP	October 20, 2003
Abdulkarim Mruma Dar es Salaam, Tanzania Director	Professor of Geology, University of Dar es Salaam	February 22, 2011
Ulrich E. Rath Toronto, Ontario Director	Formerly President and CEO and Director of Chariot Resources Ltd.	October 7, 2003

Marco Guidi Toronto, Ontario Chief Financial Officer	Chartered Accountant, currently serving as Chief Financial Officer, Controller and Accountant for a number of junior mining companies.	Officer only
Donna M. Moroney Vancouver, BC Corporate Secretary	President and Owner of Wiklow Corporate Services Inc.	Officer only

Directors and Senior Management

James E. Sinclair, President, Chief Executive Officer and Director

Mr. Sinclair is the President and CEO of the Company.  Mr. Sinclair, age 74, devotes his full time to the business and affairs of the Company.

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

Dr. Norman Betts, Ph.D., Director

Dr. Betts is an associate professor, Faculty of Business Administration, University of New Brunswick (UNB) and a Chartered Accountant Fellow (FCA). Dr. Betts serves as a Chair of the board of directors of Starfield Resources Inc. and as a director and member of the audit committees of Tembec Inc., New Brunswick Power Corporation, Export Development Canada and Adex Mining Inc.  In June, Dr. Betts was appointed to the Board of Directors of the Bank of Canada.  He is also a co-chair of the board of trustees of the UNB Pension Plan for Academic Employees. He is a former Finance Minister and Minister of Business New Brunswick with the Province of New Brunswick. He was awarded a PhD in Management from the School of Business at Queen’s University in 1992.  Dr. Betts, age 61, devotes approximately 10% of his time to the business and affairs of the Company.

Dr. William Harvey, B.A., Ph.D., Director

Dr. Harvey is a Clinical Psychologist, who for over thirty years has served as a consultant and technical expert on matters relating to substance abuse prevention and mental health promotion to a wide variety of private and governmental programs and agencies in the United States. These include the National Institute of Drug Abuse, the National Institute of Alcoholism and Alcohol Abuse, the Office of Juvenile Justice & Delinquency Prevention, and the National Mental Health Association. He was an Adjunct Professor in the Department of Sociology at Washington University, and a Senior Research Scientist at the Missouri Institute of Mental Health, University of Missouri. He continues to be involved in the formulation of new programs and policies aimed at the betterment of society.  Dr. Harvey will continue to expand the role which the Company has at the local level to ensure that stakeholder interests are addressed.  Dr. Harvey, age 82, devotes approximately 10% of his time to the business and affairs of the Company.

Rosalind Morrow, B.A., B.Ed., A.R.C.T, LL.B., Director

A graduate of Trinity College, Toronto, the Royal Conservatory of Music of Toronto and the University of Toronto Law School, Ms. Morrow specializes in corporate and securities law with a particular emphasis on financings, including government and structured finance, corporate governance and mergers and acquisitions.  She has advised Canadian and international corporations on a number of major projects in the financial, communications and resource sectors.  Ms. Morrow is a former member of the Securities Advisory Committee to the Ontario Securities Commission.  Since the inception of the program in 2001, Ms. Morrow has been lead external counsel to Canada Mortgage and Housing Corporation on over $250 billion in fully underwritten global bond issuances under its Canada Mortgage Bond Program, and since 2008 has represented the Canadian federal government on its $125 billion Insured Mortgage Purchase Program, the Canadian equivalent of the U.S. TARP Program.  A past president of the Women’s Law Association of Ontario and recipient of its President’s Award, Ms. Morrow currently serves on the Board of Governors of Trent University where she is a member of its Executive Committee and Chair of its Nominating and Governance Committee ..  She is also Chair of The Living City Foundation, the charitable arm of the Toronto and Region Conservation Authority, one of the largest environmental organizations in North America, dedicated to the preservation of a green environment in the Toronto region. Ms. Morrow, age 61, devotes approximately 10% of her time to the business and affairs of the Company.

Abdulkarim Hamisi Mruma, PhD., M.Sc. (Geology), B.Sc. (Geology), Director

Dr. Mruma is a graduate of the University of Dar es Salaam where he currently serves as a Professor of Geology. His post graduate studies included research sabbaticals at universities and government institutions in Germany, Belgium, Zimbabwe and Finland. He has authored numerous technical reports on various geological topics and contributed to several technical and non-technical journals on a broad range of geology and industry-related subjects. The list of publications includes UNESCO Magazine, Journal of African Earth Sciences, and the Tanzanian Journal of Earth Sciences. In addition to his academic duties, Dr. Mruma is Chief Executive Officer of the Geological Survey of Tanzania, a position he has held since October 2004. He also serves as a Board member of both Williamson Diamonds Limited and National Development Corporation, College of Earth Sciences of the University of Dodoma. Dr. Mruma is the Chairman of the Advisory Board of Mineral Resources Institute and he also acts as National Coordinator of International Geological Correlation Programs and International Year of Planet Earth Programs. He is also a member of the Research and Development Advisory Committee on Natural Resources - Tanzania Commission for Science and Technology (COSTECH). Dr. Mruma, age 60, devotes approximately 10% of his time to the business and affairs of the Company.

Ulrich E. Rath, Director

Mr. Rath has a wide range of experience in the mining industry, and has specific experience in North America, South America including Argentina, Chile and Peru and in South Africa. Mr. Rath was the President and CEO and Director of Chariot Resources Ltd., a junior resource company focused on the exploration, acquisition and development of copper and precious metal mineral deposits in the Andes region of Latin America. In June 2010, Mr. Rath facilitated the sale of Chariot Resources following a global auction. The sale was approved by over 98% of the shareholders of Chariot Resources. As the former President, CEO and Director of Chimera Gold Corp. (previously known as EAGC Ventures), Ulrich Rath was responsible for facilitating the $US67 million acquisition of gold operations in the East Rand region of South Africa that now produce more than 200,000 ounces gold per annum. Subsequently, the Board of Chimera agreed to a 1:1 merger with Bema Gold Corp.  He was formerly CEO and director of Compania Minera Milpo, a medium sized Peruvian zinc mining company.   Mr. Rath was also formerly Vice-President, Corporate Development, for Rio Algom Ltd. from December 1992 to October 1998.  Rio Algom Ltd. was a U.S. reporting issuer, whose common shares were listed on the American Stock Exchange.  Mr. Rath, age 69, devotes approximately 10% of his time to the business and affairs of the Company.

Marco Guidi, B.Com (Hons), CA, Chief Financial Officer

Mr. Guidi is a Chartered Accountant and holds an Honours Bachelor degree in Business Administration from Wilfrid Laurier University.  Mr. Guidi began his career with an accounting firm where he was as an audit supervisor specializing in serving the audit and tax needs of clients in a variety of industries. He has worked with publicly listed junior mining companies, technology companies, and privately-owned and entrepreneurial companies. In 2010, Mr. Guidi transitioned out of public accounting and is currently serving as Chief Financial Officer, Controller and Accountant for a number of junior mining companies. Mr. Guidi, age 31, devotes 30% of his time to the business and affairs of the Company.

Donna M. Moroney, Corporate Secretary:

Ms. Moroney has over 30 years of experience in regulatory and corporate compliance in both Canada and the United States, and as a senior officer of various public companies.  As President and owner of Wiklow Corporate Services Inc. since 2008, she assists companies in the resource, financial and technology sectors in maintaining the securities and exchange demands on public companies, as well as keeping them up-to-date on relevant issues, policies and working practices.  Ms. Moroney also assists companies reporting in the U.S. in preparing registration statements, quarterly and annual financial filings and other various facets of meeting U.S. securities requirements.  She also leads workshops that provide a practical guide for public companies in meeting their securities regulatory compliance requirements.  She currently serves as a director or senior officer for seven public companies.  Ms. Moroney, age 55, devotes 30% of her time to the business and affairs of the Company.

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

Based on the foregoing definition, the Company has six NEOs for the fiscal year ended August 31, 2015:  James E. Sinclair, President and CEO; Joseph Kahama, Chairman and COO (Tanzania); Marco Guidi, Victoria Luis, Corporate Accountant, Peter Zizhou, General Manager and Donna M. Moroney, Corporate Secretary.

The following tables set forth particulars concerning the compensation of the named executive officers for the Company’s last three fiscal years ended August 31, 2015:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share-based awards ($)		Option-based awards ($)	Non-equity incentive plan compen- sation ($)	Pension Value ($)	All other compen-sation ($)	Total compen-sation ($)
			Annual incentive plans (RSU)	Long term incen- tive plans (ESOP)
James Sinclair, President and CEO	2015 2014 2013	94,395 (1) 95,000 (2) 87,512 (3)	206,123 (4) 187,500 (5) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 13,089 10,348	300,518 295,589 97,860
Joseph Kahama, Chairman and COO (Tanzania)	2015 2014 2013	125,323 (1) 113,064 (2) 113,064 (3)(6)	206,123 (4) 193,750 (7) 89,515 (8)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 70,000 149,700 (9)	125,323 376,814 352,279
Marco Guidi, CFO (10)	2015 2014 2013	77,375 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	77,375 N/A N/A
Steven Van Tongeren, Former CFO (11)	2015 2014 2013	38,408 (1) 169,299 (2) 173,885 (3)	Nil 206,125 (12) 311,125 (13)	Nil 9,119 9,328	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 13,089 28,375	38,408 397,632 522,713
Donna M. Moroney, Corporate Secretary (14)	2015 2014 2013	60,000 47,500 N/A	Nil N/A N/A	Nil Nil N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	60,000 47,500 N/A
Victoria Luis, Corporate Accountant	2015 2014 2013	114,270 (1) 115,000 (2) 113,665 (3)	Nil 113,975 (12) 182,725 (15)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 8,790 14,395	114,270 237,765 310,785
Peter Zizhou, General Manager (16)	2015 2014 2013	88,017 (1) N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	72,790 N/A N/A
Phillip Kaniki, Former General Manager (17)	2015 2014 2013	71,947 (1) 102,000 (2) 92,500 (3)	Nil 41,225 (12) 41,225 (18)	Nil 11,018 8,948	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 8,500	71,947 154,243 151,173

(1)

US$ exchange average for the year= $1.2092.

(2)

US$ exchange average for the year= $1.0908.

(3)

US$ exchange = 1.00.

(4)

Valued at $4.89 per RSU granted on April 11, 2012

(5)

Valued at $6.28 per RSU granted on May 6, 2011.

(6)

Includes taxes paid in Tanzania and statutory deductions.

(7)

Valued at $2.72 per RSU granted on July 3, 2013.

(8)

Valued at $4.69 per RSU granted on June 2, 2010.

(9)

Total is a combination of $74,700 cash and 27,574 RSUs valued at $2.72 per RSU granted on July 3, 2013.

(10)

Marco Guidi was appointed as CFO on December 31, 2014.

(11)

Steven Van Tongeren resigned as CFO on December 31, 2014.

(12)

Valued at $3.58 per RSU granted on April 10, 2013.

(13)

Total is a combination of 25,000 RSUs valued at $4.20 per RSU granted on February 24, 2012 and 42,152 RSUs valued at $4.89 per RSU granted on April 11, 2012.

(14)

Donna Moroney as Corporate Secretary as of May 31, 2014.

(15)

Total is a combination of 14,659 RSUs valued at $4.69 per RSU granted on June 2, 2010, 23,307 RSUs valued at $4.89 per RSU granted on April 11, 2012.

(16)

Peter Zizhou was appointed as General Manager on March 21, 2015.

(17)

Phillip Kaniki ceased as General Manager on March 21, 2015.

(18)

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

Incentive Plan Awards

Outstanding share-based awards and option-based awards

Option-based Awards					Share-based Awards
Name	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money RSUs ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
James Sinclair, President and CEO	2015 2014 2013	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	36,750 (1) 206,000 (2) 206,125 (3)	75,000 76,296 57,577	36,750 206,000 206,125
Joseph Kahama, Chairman and COO (Tanzania)	2015 2014 2013	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	36,750 (1) 206,000 (2) 281,125 (4)	75,000 76,296 85,151	36,750 206,000 281,125
Marco Guidi, CFO	2015 2014 2013	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	24,500 N/A N/A	50,000 N/A N/A	24,500 N/A N/A
Steven Van Tongeren, Former CFO	2015 2014 2013	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil 206,000 (2) 313,525 (3)	Nil 76,296 87,577	Nil 206,000 313,525
Donna M. Moroney, Corporate Secretary	2015 2014 2013	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	4,900 N/A N/A	10,000 N/A N/A	4,900 N/A N/A
Victoria Luis, Corporate Accountant	2015 2014 2013	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	19,600 114,000 (2) 113,975 (3)	40,000 42,222 31,837	19,600 114,000 113,975
Peter Zizhou, General Manager	2015 2014 2013	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	24,500 N/A N/A	50,000 N/A N/A	24,500 N/A N/A
Phillip Kaniki, Former General Manager	2015 2014 2013	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil 41,000 (2) 41,225 (3)	Nil 15,185 11,515	Nil 41,000 41,225

(1)

Valued at $0.49 per RSU granted on April 8, 2015.

(2)

Valued at $2.70 per RSU granted on April 9, 2014.

(3)

Valued at $3.58 per RSU granted on April 10, 2013.

(4)

Total is a combination of 57,577 RSUs valued at $3.58 per RSU granted on April 10, 2013 and 27,574 RSUs valued at $2.72 per RSU granted on July 3, 2013.

Incentive plan awards – Value vested or earned during the year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
James Sinclair, President and CEO	Nil	206,125	Nil
Joseph Kahama, Chairman and COO (Tanzania)	Nil	2016,125	Nil
Marco Guidi CFO	Nil	Nil	Nil
Steven Van Tongeren, Former CFO	Nil	Nil	Nil
Donna M. Moroney, Corporate Secretary	Nil	Nil	Nil
Victoria Luis, Corporate Acountant	Nil	Nil	Nil
Peter Zizhou, General Manager	Nil	Nil	Nil
Phillip Kaniki, Former General Manager	Nil	Nil	Nil

Long Term Incentive Plan Awards to NEOs

The Company has made long-term incentive plan awards during the fiscal year ended August 31, 2015 to NEOs of the Company.  See “Restricted Stock Unit Plan” and “Employee Share Ownership Plan” below.

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

On April 26, 2011, the Company’s RSU Plan was amended as the RSU Plan expressly excluded the Chairman and Chief Executive Officer of the Company from participating in the RSU Plan.  As the joint office of Chairman and Chief Executive Officer of the Company no longer exists, and was replaced by two new positions, being President and Chief Executive Officer and Chairman and Chief Operating Officer (Tanzania) , the Board determined that it would be in keeping with the objects of the RSU Plan and in the best interests of the Company that each of the offices of President and Chief Executive Officer and Chairman and Chief Operating Officer (Tanzania) be unambiguously included in the category of Service Providers eligible to receive awards of RSUs under the RSU Plan, and that the wording of the RSU Plan be amended as required to effect such result (as so amended, the “Amended RSU Plan”).  The Amended RSU Plan was presented to shareholders and approved at the Company’s annual general and special meeting held on March 1, 2012.

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

RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2015:

Name	Date of Grant	No. of RSUs (1)	Cash Compensation Election	Vesting Period (2)	Expiration Date
Norman Betts	April 8, 2015	87,883	$36,000	2 years	April 8,2017
William Harvey	April 8, 2015	77,168	$37,812	2 years	April 8, 2017
Rosalind Morrow	April 8, 2015	168,367	$Nil	3 years	April 8, 2018
Abdulkarim Mruma	April 8, 2015	77,194	$37,800	2 years	April 8, 2017
Ulrich Rath	April 8, 2015	77,168	$37,812	1 year	April 8, 2016
Joseph Kahama	April 8, 2015	75,000	N/A	3 years	April 8, 2018
James Sinclair	April 8, 2015	75,000	N/A	3 years	April 8, 2018
Marco Guidi	April 8, 2015	50,000	N/A	3 years	April 8, 2018
Steven Van Tongeren	Nil	0	N/A	N/A	N/A
Donna M. Moroney	April 8, 2015	10,000	N/A	3 years	April 8, 2018
Victoria Luis	April 8, 2015	40,000	N/A	3 years	April 8, 2018
Peter Zizhou	April 8, 2015	50,000	N/A	3 years	April 8, 2018
Phillip Kaniki	Nil	0	N/A	N/A	N/A
RSUs granted to directors and executive officers as a group:

(1)

Valued at $0.49 per RSU.

(2)

Subject to the early vesting conditions of the Amended RSU Plan.

The following RSUs granted to directors and officers during the fiscal year ended August 31, 2012 vested during fiscal year ended August 31, 2015:

Name	Date of Grant	No. of Shares(1)	Cash Compensation Election	Vesting Period	Expiration Date
Rosalind Morrow	April 11, 2012	15,465	$Nil	3 years	April 11, 2015
Norman Betts	April 11, 2012	8,397	$38,000	3 years	April 11, 2015
Joseph Kahama	April 11, 2012	42,152	N/A	3 years	April 11, 2015
James Sinclair	April 11, 2012	42,152	N/A	3 years	April 11, 2015

(1)

Valued at $4.89 per RSU

The following RSUs granted to directors and officers during the fiscal year ended August 31, 2014 vested during fiscal year ended August 31, 2015:

Name	Date of Grant	No. of Shares(1)	Cash Compensation Election	Vesting Period	Expiration Date
Ulrich Rath	April 9, 2014	14,004	$37,912	1 year	April 9, 2015

(2)

Valued at $2.70 per RSU

Outstanding RSUs

RSUs granted to directors and executive officers during fiscal year 2015 are outstanding as of August 31, 2015.

Employee Share Ownership Plan

By an agreement dated May 1, 2003, the Company appointed Computershare Trust Company (formerly Olympia Trust Company), as trustee (the “Trustee”) to manage and administer the Company’s ESOP.  Under the ESOP, eligible employees, directors, and consultants can elect to contribute up to 30% of their salary or compensation on a monthly basis for investment by the Trustee in shares of the Company.  The Company will contribute funds equal to 100% of the employee’s contribution up to an amount equal to 5% or less of the employee’s salary.  The Company will contribute funds equal to 50% of the employee’s contribution for the next 6% to 30% inclusive of the employee’s salary.  All share purchases are at market prices at the time of purchase, through the facilities of the TSX using registered representatives.  Due to market conditions and the resultant decline in the Company’s share price, all contributions to the ESOP were suspended as of October 1, 2014.  For the period from September 1, 2014 through October 1, 2014, 20 participants, including participating directors and officers, together with Company contributions, had purchased 5,597 common shares under the ESOP.  The participant contributions were $7,334 and the Company’s matching monthly contribution was $5,876.  Included in the above contributions are the following director and NEO contributions:

Name	Director/Officer/NEO Contribution ($)	Company Contribution ($)	Number of Common Shares Purchased
Steven Van Tongeren (1)	754	754	639
Donna M. Moroney	500	500	424
Phillip Kaniki (2)	1,386	924	979

(1)

Mr. Van Tongeren resigned as Chief Financial Officer of the Company on December 31, 2014.

(2)

Mr. Kaniki ceased as General Manager as of March 21, 2015.

Pension Plan Benefits

The Company has not set aside or accrued any funds for pension, retirement or similar benefits.

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of the end of the Company’s most recently completed financial year end:

	Number of securities to be issued upon exercise of outstanding RSUs	Weighted average exercise price of outstanding RSUs	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (Restricted Stock Unit Plan)	1,647,222	$1.27	52,778
Total	1,647,222	$1.27	52,778

Director Compensation

Director Compensation Table

The following table sets forth the value of all compensation provided to directors not including those directors who are also NEOs, for the Company’s most recently completed financial year:

Name	Fees Earned ($)	RSUs granted (1) (#)	Cash Compensation Election ($)	All Other Compensation (US$)	Total ($)
Norman Betts	79,062	87,883	36,000	Nil	79,062
William Harvey	75,625	77,168	37,812	Nil	75,625
Rosalind Morrow	68,750	163,367	Nil	Nil	68,750
Abdulkarim Mruma	75,625	77,194	37,800	Nil	75,625
Ulrich Rath	75,625	77,168	37,812	Nil	75,625

(1)

Valued at $0.49 per RSU (the closing price of the Company’s shares on April 8, 2015, the date of grant of the RSUs).

Directors who are also members of management do not receive any additional cash compensation for serving on the Board.  All directors are granted RSUs as compensation for serving on the Company’s Board.  Please see the table entitled “RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2015” under “Restricted Stock Unit Plan” above.

Annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on

Committees, plus $3,437.50 per year for serving as Chair of a Committee.  On April 11, 2012, the Board approved that at the election of each individual director, up to one half of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least one half and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one year and a maximum of three years, at the election of the director, subject to the conditions of the Amended RSU Plan with respect to earlier vesting.   In 2015, outside directors had the option to elect to receive 100% of their compensation in RSUs.  If 100% compensation in RSUs is elected, the compensation on which the number of RSUs granted in excess of the required one half shall be increased by 20%.

Under the Amended RSU Plan, at the election of each outside director, outside directors were granted 487,780 RSUs during the fiscal year ended August 31, 2015.

At the election of each outside director, directors’ fees of $149,425 were paid to outside directors during the fiscal year ended August 31, 2015.

Termination and Change of Control Benefits

There are currently no contracts for outside management services.  There is currently one NEO employment contract in place with Mr. Kahama, whereby he will be entitled to receive an amount by way of severance payment equal to one month's salary per full year of service in the event of termination without cause.  The employment contract does not provide for change of control benefits.  If a termination without cause was to have occurred on August 31, 2015, the Company would have been required to pay a severance payment in the aggregate amount of US$151,793 to Mr. Kahama.

C.

Board Practices

The directors of the Company serve a one year term and are elected at the annual general meeting of shareholders.  At the last annual general meeting, held on May 28, 2015, the shareholders elected James Sinclair, Joseph Kahama, William Harvey, Rosalind Morrow, Norman Betts, Ulrich Rath and Abdulkarim Mruma as directors.  The officers of the Company are elected by the Board and serve at the pleasure of the Board.

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

The Company has a technical committee (“Technical Committee”) currently comprised of Joseph Kahama, Chair, Abdulkarim Mruma, Peter Zizhou and Joas Kabete.  The Technical Committee has approved a Technical Committee Manual defining Composition and Terms of Reference.  Among other things, the Technical Committee reviews with management any exploration, geological, mining, metallurgical and other technical issues and reviews technical and financial issues associated with new and existing projects that require Board approval with respect to their technical and financial impact on the Company.  The Technical Committee reports directly to the Board of Directors.

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

9.

External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries are as follows:

Financial Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2015	Canada – $100,000 Tanzania - $35,000	Nil Nil	Nil Nil	Nil Nil
2014	Canada - $135,925 Tanzania - $35,000	Nil Nil	Nil Nil	Nil Nil

D.

Employees

The Company has three full time employee located in Sharon, Connecticut, USA, thirty-three full time employees located in Buckreef, Tanzania, and seven full time employees located in Dar es Salaam, Tanzania.

The Company also hires employees on a part time or temporary basis as dictated by the exploration activities on its properties.  The full time and temporary employees and consultants of the Company can be grouped according to main category of activity and geographic location as follows:

Location	Category	Full Time Employees	Temporary Employees	Full Time Consultants	Part Time Consultants
Buckreef , Tanzania	Administration	13	Nil	Nil	Nil
	Exploration	19	Nil	Nil	Nil
Dar es Salaam, Tanzania	Administration	7	Nil	Nil	Nil
	Exploration	1	Nil	Nil	Nil
Connecticut, USA	Administration	4	Nil	Nil	Nil

E.

Share Ownership

The following table sets forth the share ownership of our directors and named executive officers, held by such persons as of August 31, 2015.

Name of Owner	Number of Shares Owned	Percentage (1)
Betts, Norman	10,497	<0.01%
Guidi, Marco	0	N/A
Harvey, William	350,652	0.33%
Kahama, Joseph	110,878	0.10%
Luis, Victoria	155,848	0.14%
Moroney, Donna	2,427	<0.01%
Morrow, Rosalind	480,549	0.45%
Mruma, Abdulkarim	32,015	0.03%
Rath, Ulrich E.	94,835	0.09%
Sinclair, James E.	1,957,552	1.82%
All directors and named executive officers as a group		2.96%

(1)

Calculation based on 107,853,554 shares of common stock outstanding as of August 31, 2015.

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

As of August 31, 2015, the Company knows of one shareholder who beneficially own more than 5% of the outstanding shares of the Company’s voting securities as set forth in the following table:

Title of Class	Identity of Holder(2)	Amount Owned	Percent of Class(1)
Common Shares	Van Eck Associates Corporation	7,486,737	6.94%

(1)

Based on the issued and outstanding shares of the Company of 108,088,296 shares as at December 28, 2015.

(2)

As per information provided pursuant to sec. 2.2 of NI 62-103 an Alternative Monthly Report filed on SEDAR on January 9, 2015.

The following table sets out the portion of common shares of the Company held by registered shareholders in Canada, the United States of America, and all other countries by total number of holders, total shareholdings, percentage of total issued shares, and percentage of total holders as of August 31, 2015:

Jurisdiction of Shareholders of Record	Number of Shareholders	Number of Common Shares	Percentage of Total Issued Shares	Percentage of Total Holders
United States	1,479	46,543,300	43.15%	81.30%
Canada	231	59,429,079	55.10%	12.71%
Other Countries	109	1,881,176	1.74%	6.00%
TOTAL	1,819

B.

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

(a)

The Company entered into the following transactions with related parties:

Year ended August 31,	Notes	2015	2014
Legal services	(i)	$282,169	$257,050
Rent	(ii)	$27,199	$21,347
Rent	(iii)	$5,516	$33,924
Consulting	(iv)	$175,908	$160,954
Consulting	(v)	$91,215	$174,163

(i)

The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the year ended August 31, 2015, the legal expense charged by the firm was $282,169 (2014 - $257,050).  As at August 31, 2015, $315,994 remains payable (August 31, 2014 - $28,648).

(ii)

During the year ended August 31, 2015, $27,199 (2014 - $21,347) was paid to a company associated with the Company’s Chairman and COO and his spouse for office rental.

(iii)

During the year ended August 31, 2015, $5,516 (2014 - $33,924) was paid to a company associated with the Company’s CFO for office rental.  This office rental lease was cancelled effective November 1, 2014.

(iv)

During the year ended August 31, 2015, $175,908 (2014 - $160,954) was paid for heap leach construction consulting and website/data back-up services to companies controlled by individuals associated with the CEO.

(v)

During the year ended August 31, 2015, $91,215 (2014 - $174,163) was paid for grade control drilling and other consulting services to Stamico, the Company’s joint venture partner on the Buckreef Gold Project.

At August 31, 2015, the Company has a receivable of $Nil (August 31, 2014 - $2,072) from an organization associated with the Company’s President and CEO.

At August 31, 2015, the Company has a receivable of $5,541 (August 31, 2014 - $16,622) from the former general manager of the Company for amounts advanced on his behalf.

During the year ended August 31, 2015, the Company sold automotive and mining equipment in the amount of $243,805 to directors of the Company and $333,700 to the Company’s CEO for total proceeds of $577,505 as described in Note 5 to the financial statements.  Pursuant to the agreements, the Company entered into one year lease agreements on the automotive and mining equipment with effective dates in May 2015. Per the terms of the leases, the Company agreed to purchase back the automotive and mining equipment at the end of the lease periods. The initial base payments vary between the agreements and range between $3,500 and $8,000 payable monthly.  The effective interest rate on the capital lease obligation outstanding is between 20% and 30%.

As at August 31, 2015, the balance outstanding under capital lease obligations is $496,559 (August 31, 2014 - $Nil) and is repayable within one year based on the monthly payments as described above.  As such, the capital lease obligation is classified as a current liability.

(b)

Remuneration of directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Year ended August 31,	2015		2014
	Salaries and benefits (1)	Share based payments (2), (3)	Salaries and benefits (1)	Share based payments (2), (3)
Management	$ 346,464	$ 397,440	$ 446,640	$ 720,336
Directors	175,056	192,468	181,752	194,682
Total	$ 521,520	$ 589,908	$ 628,392	$ 915,018

(1)

Salaries and benefits include director fees. The directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

(2)

Compensation shares may carry restrictive legends.

(3)

All RSU share based compensation is based on the accounting expense recorded in the year.

C.

Interests of Experts and Counsel

Not applicable.

Item 8.

Financial Statements

A.

Consolidated Statements and Other Financial Information

This Form 20-FAnnual Report contains the audited consolidated financial statements of the Company for the fiscal years ended August 31, 2015 and 2014 with the Report of Independent Registered Public Accounting Firm, comprised of:

(a)

Consolidated Balance Sheets as of August 31, 2015 and 2014;

(b)

Consolidated Statements of Comprehensive Loss for the years ended August 31, 2015 and 2014;

(c)

Consolidated Statements of Changes in Equity for the years ended August 31, 2015 and 2014;

(d)

Consolidated Statements of Cash Flows for the years ended August 31, 2015 and 2014; and

(e)

Notes to the consolidated financial statements.

Dividend Policy

The Company has never paid dividends and does not intend to in the near future.

Legal Proceedings

The Company is not a party to any material legal proceedings.

B.

Significant Changes

None.

Item 9.

The Offering and Listing

A.

Offering and Listing Details

The common shares of the Company are listed on the TSX under the symbol “TNX”.  The common shares of the Company are also listed on the NYSE MKT LLC (“NYSE MKT”) under the symbol “TRX”

As of August 31, 2015 there were 1,478 registered shareholders in the United States holding 43.15% of the Company’s outstanding common shares, representing approximately 81.30% of the total number of registered shareholders.  The Company’s common shares are issued in registered form and the percentage of shares reported to be held by registered holders in the United States is taken from the records of the Computershare Trust Company, the registrar and transfer agent for the Company’s common shares.

The number of registered shareholders resident in the United States is attributed as to 0.23% to directors and officers of the Company who are United States residents; a further 0.20% held by United States residents who are immediate family members of a director and officer of the Company; and the balance of 39.39% are United States residents who have purchased shares in the secondary market, through the facilities of the TSX or NYSE MKT.

The high and low market prices expressed in Canadian dollars on the TSX and the high and low expressed in US dollars on the NYSE MKT for the Company’s common shares for the last five years, for the last six months, and each quarter for the last three fiscal years

TSX
(Canadian Dollars)

Last Six Months	High	Low	Volume
October 1 – 31, 2015	0.50	0.385	344,132
September 2015	0.46	0.355	346,902
August 2015	0.56	0.39	764,605
July 2015	0.61	0.39	1,383,403
June 2015	0.44	0.32	971,405
May 2015	0.495	0.325	1,176,962

Fiscal 2015	High	Low	Volume
Fourth Quarter ended August 31, 2015	0.61	0.32	3,119,413
Third Quarter ended May 31, 2015	0.77	0.325	2,902,256
Second Quarter ended February 28, 2015	1.24	0.60	3,574,535
First Quarter ended November 30, 2014	2.70	1.10	3,299,296

Fiscal 2014	High	Low	Volume
Fourth Quarter ended August 31, 2014	2.75	1.89	2,210,839
Third Quarter ended May 31, 2014	3.13	1.81	3,360,408
Second Quarter ended February 28, 2014	2.91	1.75	4,058,712
First Quarter ended November 30, 2013	4.15	2.05	9,312,124

Fiscal 2013	High	Low	Volume
Fourth Quarter ended August 31, 2013	4.40	2.20	4,863,35,7
Third Quarter ended May 31, 2013	4.32	2.38	4,699,925
Second Quarter ended February 28, 2013	4.78	3.02	3,153,469
First Quarter ended November 30, 2012	5.21	4.28	3,575,412

Last Five Fiscal Years	High	Low
2015	2.70	0.32
2014	4.15	1.75
2013	5.21	2.20
2012	5.87	1.59
2011	7.79	5.32

NYSE MKT
(US Dollars)

Last Six Months	High	Low	Volume
October 1 – 31, 2015	0.383	0.2876	2,997,909
September 2015	0.3336	0.27	2,410,527
August 2015	0.41	0.29	3,692,209
July 2015	0.4774	0.305	6,853,223
June 2015	0.36	0.25	6,124,107
May 2015	0.41	0.269	8,015,831

Fiscal 2015	High	Low	Volume
Fourth Quarter ended August 31, 2015	0.4774	0.25	16,444,940
Third Quarter ended May 31, 2015	0.6504	0.2690	29,318,531
Second Quarter ended February 28, 2015	1.10	0.52	34,660,791
First Quarter ended November 30, 2014	2.45	0.94	21,851,367

Fiscal 2014	High	Low	Volume
Fourth Quarter ended August 31, 2014	2.57	1.72	16,057,300
Third Quarter ended May 31, 2014	2.81	1.69	13,660,500
Second Quarter ended February 28, 2014	2.67	1.63	21,779,200
First Quarter ended November 30, 2013	4.06	1.98	37,997,000

Fiscal 2013	High	Low	Volume
Fourth Quarter ended August 31, 2013	4.15	2.14	30,,463,361
Third Quarter ended May 31, 2013	4.20	2.35	30,245,852
Second Quarter ended February 28, 2013	4.79	3.03	25,583,328
First Quarter ended November 30, 2012	5.34	4.32	20,539,806

Last Five Fiscal Years	High	Low
2015	2.45	0.25
2014	4.06	1.63
2013	5.34	2.14
2012	5.94	1.56
2011	7.82	5.38

B.

Plan of Distribution

Not applicable.

C.

Markets

The Company’s common shares are listed on the TSX under the trading symbol “TNX” and on the NYSE MKT under the trading symbol “TRX”.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

Item 10.

Additional Information

A.

Share Capital

The Company’s Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares.  On November 23, 2011, the Board resolved that the Company authorize for issuance up to a maximum of 115,000,000 common shares, subject to further resolutions of the Company’s Board of Directors.  As of August 31, 2015, there were 107,853,554 shares common shares issued and outstanding.

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

The following table reconciles the total number of common shares outstanding for the last three fiscal years:

	No. of Shares	$ Amount
Total Outstanding as of August 31, 2013	100,922,582	115,614,202
Add: Issued pursuant to Restricted Share Unit Plan	320,893	1,354,235
Issued on settlement of lawsuit	82,405	185,000
Total Outstanding as of August 31, 2014	101,325,880	117,153,437
Add: Issued pursuant to Restricted Share Unit Plan	174,608	729,699
Finders fee on convertible senior note financing	400,000	264,000
Shares issued on amendment of convertible senior note financing	500,000	250,000
Redemption of convertible senior notes	5,010,518	1,958,397
Finder’s fee on loan agreement	442,548	177,019
Total Outstanding as of August 31, 2015	107,853,554	120,532,634

Shares are issued by the Company with the regulatory acceptance of the Toronto Stock Exchange and NYSE MKT, upon resolution of the Board of Directors of the Company.  As of August 31, 2015, there are a total of 107,853,554 common shares issued and a further 1,382,143 common shares reserved for issuance under outstanding RSUs.

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

C.

Material Contracts

The following are the material contracts of the Company (other than contracts in the ordinary course of business) entered into within the last two years:

Date	Names of Parties	Description of General Nature of the Contract	Consideration Paid; Terms and Conditions
June 22, 2015	Hoffman Heritage Ranches LLC	Secured Gold Loan Agreement	US$1,015,000 in gold for a term of one year, maturing on June 22, 2016
June 22, 2015	William L. Holter	Secured Gold Loan Agreement	US$515,000 in gold for a term of one year, maturing on June 22, 2016
December 9, 2014	JGB (Cayman) Weston Ltd.	Securities Purchase Agreement	8% Original Issue Discount Senior Convertible Debenture in the principal sum of up to US$15 Million
December 9, 2014	JGB (Cayman) Weston Ltd.	Registration Rights Agreement	Obligation to file Registration Statement in the US covering the resale of securities under the Securities Purchase Agreement
December 9, 2014	JGB (Cayman) Weston Ltd.	8% Original Issue Discount Senior Convertible Debenture due December 9, 2016	Principal Sum of up to $15 Million
December 9, 2014	JGB (Cayman) Weston Ltd. and Wells Fargo Bank, National Association	Escrow Agreement	Deposit of US$9,115,000 in escrow pursuant to Securities Purchase Agreement
December 9, 2014	JGB (Cayman) Weston Ltd.	Common Stock Purchase Warrant	To purchase up to 982,143 common shares at a price of US$0.98 per share, on or before December 9, 2019

December 9, 2014	JGB (Cayman) Weston Ltd.	Continuing Guaranty

For Itetemia Mining Company Limited, Lunguya Mining Company Ltd., Tancan Mining Company Limited, Tanzania American International Development Corporation 2000 Limited, Buckreef Gold Company Limited and Northwest Basemetals Company Limited

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

The following table sets forth the percentage of the Company's administrative expense by currency for the year ended August 31, 2015.

By Currency

2015
Canadian Dollar	25%
U.S. Dollar	50%
Tanzanian Shilling	25%
Total:	100%

Such administrative expense by currency may change from time to time, but it has been roughly the same year to year.  Further, the Company incurred net exploration costs of $3,331,566 and $2,329,901 for the years ended August 31, 2015 and 2014 respectively, which are primarily paid in U.S. dollars.

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

2015 (Average to August 31)	2014	2013	2012	2011
$1,181.38	1,266.40	1,411.23	$1,668.98	$1,571.52

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

Management’s Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13a-15(f) under the Exchange Act.  Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company’s management, including its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of its internal control over financial reporting as of August 31, 2015.  In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework 2013, issued by the Committee of Sponsoring

Organizations of the Treadway Commission (“COSO”).  The Company’s management has completed their review and testing of the Company’s internal control over financial reporting and concluded that they are appropriately designed and operating effectively as of August 31, 2015.

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

Changes in Internal Controls over Financial Reporting

During the year ended August 31, 2015, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonable likely to materially affect, its internal control over financial reporting.

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

Item 16 C.

Principal Accountant Fees and Services

The Company’s independent auditor for the fiscal years ended August 31, 2015 and 2014 was Ernst & Young LLP, Chartered Accountants.

The Company’s Audit and Compensation Committee pre-approves all services provided by its independent auditors.  All of the services and fees described below were reviewed and pre-approved by the audit committee.

The following summarizes the significant professional services rendered by Ernst & Young LLP for the years ended August 31, 2015 and August 31, 2014

Fiscal Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2015	Canada – $100,000 Tanzania - $35,000	Nil Nil	Nil Nil	Nil Nil
2014	Canada – $135,925 Tanzania - $35,000	Nil Nil	Nil Nil	Nil Nil

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

Item 19.

Exhibits

Exhibit No.

Name

1.1	Articles and Bylaws of Tan Range Exploration Corporation, as amended. (1)
1.2	Certificate of Amendment for Change of Name dated February 28, 2006 (6)
1.3	Certificate of Amendment and Registration of Restated Articles dated March 7, 2008 for increase in the maximum number of directors to eleven (6)
2.1	Employee Share Ownership Plan (2003) (1)
2.2	2001 Stock Option Plan (1)
2.3	Shareholder Rights Plan (2)
2.4	2011 Shareholder Rights Plan (9)
2.5	Restricted Stock Unit Incentive Plan (4)
2.6	Amended Restricted Stock Unit Incentive Plan (8)
4.1	Subscription and Property Option Agreement dated May 31, 1999 between the Company and Barrick Gold Corporation (2)
4.2	Option Agreement dated December 14, 2001 between Tanzam 2000 Limited and Barrick Exploration Africa Limited (2)

4.3	Letter of Intent dated January 20, 2003 between the Company and Northern Mining Explorations Ltd., as amended by Letter Agreement dated March 18, 2003 (2)
4.4	Letter of Intent dated July 21, 2003 between the Company and Ashanti Goldfields (Cayman) Limited (2)
4.8	Option Agreement dated September 7, 2004 between the Company and Northern Mining Explorations Ltd. (3)
4.9	Purchase and Sale Agreement dated September 26, 2006 between the Company and Ashanti Goldfields (Cayman) Limited (4)
4.10	Option and Royalty Agreement dated January 25, 2007 between the Company and Sloane Developments Ltd. (5)
4.12	March 27, 2009 Subscription Agreement for purchase of 248,139 common shares with James E. Sinclair (6)
4.13	February 23, 2009 Subscription Agreement for purchase of 189,036 common shares with James E. Sinclair (6)
4.14	February 1, 2009 Subscription Agreement for purchase of $3,000,000 of common shares with James E. Sinclair (6)
4.15	August 24, 2010 Subscription Agreement for purchase of 144,430 common shares with James E. Sinclair (7)
4.16	Heads of Agreement dated December 16, 2010 between the Company and State Mining Corporation (8)
4.17	Joint Venture Agreement dated October 25, 2011 between the Company and State Mining Corporation (8)
4.18	Kigosi Access Agreement dated December 10, 2012 between the Company and The Director of Wildlife, Wildlife Division, Ministry of Natural Resources and Tourism (10)
4.19	Securities Purchase Agreement dated December 9, 2014 with JGB (Cayman) Weston Ltd. (11)
4.20	Registration Rights Agreement dated December 9, 2014 with JGB (Cayman) Weston Ltd. (11)
4.21	8% Original Issue Discount Senior Convertible Debenture to JGB (Cayman) Weston Ltd. (11)
4.22	Escrow Agreement dated December 9, 2014 with JGB (Cayman) Weston Ltd. and Wells Fargo Bank, National Association (11)
4.23	Common Stock Purchase Warrant dated Decemer 9, 2014 to JGB (Cayman) Weston Ltd. (11)
4.24

Continuing Guaranty from Itetemia Mining Company Limited, Lunguya Mining Company Ltd., Tancan Mining Company Limited, Tanzania American International Development Corporation 2000 Limited, Buckreef Gold Company Limited and Northwest Basemetals Company Limited  (11)

4.25	Secured Gold Loan Agreement dated June 22, 2015 with Hoffman Heritage Ranches LLC *
4.26	Secured Gold Loan Agreement dated June 22, 2015 with William L. Holter *
8.1	List of Subsidiaries *
12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act *
12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act *
13.1	Certification under Section 1350 *
15.1	Consolidated Financial Statements for the years ended August 31, 2015 and 2014 *
15.2	Management’s Discussion and Analysis for the years ended August 31, 2015 and 2014 *

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

(11)

Previously filed with the SEC on Form 6-K filed on December 15, 2014

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date

December 28, 2015

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:	“James E. Sinclair”
James E. Sinclair,
President and Chief Executive Officer
(Principal Executive Officer”)

110