Form 20-F/A
period 2015-08-31
TANZANIAN ROYALTY EXPLORATION CORP
filed 2016-04-11
CIK 1173643

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

Tanzanian Royalty Exploration Corporation is filing this Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended August 31, 2015 originally filed with the Securities and Exchange Commission on December 28, 2015 (“2015 Form 20-F”) solely for the purpose of filing additional exhibits that were inadvertently omitted from the 2015 Form 20-F.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2015 Form 20-F, or reflect any events that have occurred after the 2015 Form 20-F was originally filed.

Item 19.

Exhibits

Exhibit No.

Name

1.1	Articles and Bylaws of Tan Range Exploration Corporation, as amended. (1)
1.2	Certificate of Amendment for Change of Name dated February 28, 2006 (6)
1.3	Certificate of Amendment and Registration of Restated Articles dated March 7, 2008 for increase in the maximum number of directors to eleven (6)
2.1	Employee Share Ownership Plan (2003) (1)
2.2	2001 Stock Option Plan (1)
2.3	Shareholder Rights Plan (2)
2.4	2011 Shareholder Rights Plan (9)
2.5	Restricted Stock Unit Incentive Plan (4)
2.6	Amended Restricted Stock Unit Incentive Plan (8)
4.1	Subscription and Property Option Agreement dated May 31, 1999 between the Company and Barrick Gold Corporation (2)
4.2	Option Agreement dated December 14, 2001 between Tanzam 2000 Limited and Barrick Exploration Africa Limited (2)

4.3	Letter of Intent dated January 20, 2003 between the Company and Northern Mining Explorations Ltd., as amended by Letter Agreement dated March 18, 2003 (2)
4.4	Letter of Intent dated July 21, 2003 between the Company and Ashanti Goldfields (Cayman) Limited (2)
4.8	Option Agreement dated September 7, 2004 between the Company and Northern Mining Explorations Ltd. (3)
4.9	Purchase and Sale Agreement dated September 26, 2006 between the Company and Ashanti Goldfields (Cayman) Limited (4)
4.10	Option and Royalty Agreement dated January 25, 2007 between the Company and Sloane Developments Ltd. (5)
4.12	March 27, 2009 Subscription Agreement for purchase of 248,139 common shares with James E. Sinclair (6)
4.13	February 23, 2009 Subscription Agreement for purchase of 189,036 common shares with James E. Sinclair (6)
4.14	February 1, 2009 Subscription Agreement for purchase of $3,000,000 of common shares with James E. Sinclair (6)
4.15	August 24, 2010 Subscription Agreement for purchase of 144,430 common shares with James E. Sinclair (7)
4.16	Heads of Agreement dated December 16, 2010 between the Company and State Mining Corporation (8)
4.17	Joint Venture Agreement dated October 25, 2011 between the Company and State Mining Corporation (8)
4.18	Kigosi Access Agreement dated December 10, 2012 between the Company and The Director of Wildlife, Wildlife Division, Ministry of Natural Resources and Tourism (10)
4.19	Securities Purchase Agreement dated December 9, 2014 with JGB (Cayman) Weston Ltd. (11)
4.20	Registration Rights Agreement dated December 9, 2014 with JGB (Cayman) Weston Ltd. (11)
4.21	8% Original Issue Discount Senior Convertible Debenture to JGB (Cayman) Weston Ltd. (11)
4.22	Escrow Agreement dated December 9, 2014 with JGB (Cayman) Weston Ltd. and Wells Fargo Bank, National Association (11)
4.23	Common Stock Purchase Warrant dated Decemer 9, 2014 to JGB (Cayman) Weston Ltd. (11)
4.24

Continuing Guaranty from Itetemia Mining Company Limited, Lunguya Mining Company Ltd., Tancan Mining Company Limited, Tanzania American International Development Corporation 2000 Limited, Buckreef Gold Company Limited and Northwest Basemetals Company Limited  (11)

4.25	Secured Gold Loan Agreement dated June 22, 2015 with Hoffman Heritage Ranches LLC *
4.26	Secured Gold Loan Agreement dated June 22, 2015 with William L. Holter *
8.1	List of Subsidiaries (12)
12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act (12)
12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act (12)
13.1	Certification under Section 1350 (12)
15.1	Consolidated Financial Statements for the years ended August 31, 2015 and 2014 (12)
15.2	Management’s Discussion and Analysis for the years ended August 31, 2015 and 2014 (12)

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

(10)

Previously filed with the SEC on Form 20-F Annual Report on November 15, 2013

(11)

Previously filed with the SEC on Form 6-K filed on December 15, 2014

(12)

Previously filed with the SEC on Form 20-F Annual Report on December 28, 2015

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A, Amendment No. 1 and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date

April 8, 2016

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:	“James E. Sinclair”
James E. Sinclair,
President and Chief Executive Officer
(Principal Executive Officer”)