Form 20-F
period 2016-08-31
TANZANIAN ROYALTY EXPLORATION CORP
filed 2016-11-28
CIK 1173643

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________________

FORM 20-F

_________________________

❑

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

August 31, 2016

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

Bay Adelaide Centre, East Tower

22 Adelaide Street West, Suite 3400

Toronto, Ontario

M5H 4E3

(Address of Principal Executive Offices)

James Sinclair

Chief Executive Officer

Tanzanian Royalty Exploration Corporation

Bay Adelaide Centre, East Tower

22 Adelaide Street West, Suite 3400

Toronto, Ontario

M5H 4E3

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

Capitalization and Indebtedness

8

C.

Reasons for the Offer and Use of Proceeds

9

D.

Risk Factors

9

Item 4.

Information on the Company

17

A.

History and Development of the Company

17

B.

Business Overview

18

Plan of Operations

18

Governmental Regulations

36

C.

Organizational Structure

37

D.

Property, Plant and Equipment

38

Buckreef Property

38

Kigosi Property

46

Lunguya Property

52

Itetemia Property

55

Luhala Property

59

Item 4.A.

Unresolved Staff Comments

62

Item 5.

Operating and Financial Review and Prospects

62

A.

Operating Results

64

B.

Liquidity and Capital Resources

72

C.

Research and Development, Patents and License, etc.

75

D.

Trend Information

75

E.

Off Balance Sheet Arrangements

75

F.

Tabular Disclosure of Contractual Obligations

75

Item 6.

Directors, Senior Management and Employees

75

A.

Directors and Senior Management

75

B.

Executive Compensation

80

C.

Board Practices

87

D.

Employees

92

E.

Share Ownership

92

Item 7.

Major Shareholders and Related Party Transactions

93

A.

Major Shareholders

93

B.

Related Party Transactions

94

C.

Interests of Experts and Counsel

95

Item 8.

Financial Statements

95

A.

Consolidated Statements and Other Financial Information

95

B.

Significant Changes

96

Item 9.

The Offering and Listing

96

A.

Offering and Listing Details

96

- ii -

B.

Plan of Distribution

97

C.

Markets

97

D.

Selling Shareholders

97

E.

Dilution

97

F.

Expenses of the Issue

97

Item 10.

Additional Information

97

A.

Share Capital

97

B.

Articles of Association and Bylaws

98

C.

Material Contracts

102

D.

Exchange Controls

103

E.

Taxation

105

F.

Dividends and Paying Agents

111

G.

Statement by Experts

112

H.

Documents on Display

112

I.

Subsidiary Information

1126

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

112

Item 12.

Description of Securities Other than Equity Securities

113

PART II

Item 13.

Defaults, Dividend Arrears and Delinquencies

113

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

113

Item 15.

Controls and Procedures

114

Item 16 A.

Audit Committee Financial Expert

114

Item 16 B.

Code of Ethics

115

Item 16 C.

Principal Accountant Fees and Services

115

Item 16 D.

Exemptions from the Listing Standards for Audit Committees

115

Item 16 E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

115

Item 16 F.

Change in Registrant's Certifying Accountant

115

Item 16 G.

Corporate Governance

116

Item 16 H

Mine Safety Disclosure

116

PART III

Item 17.

Financial Statements

116

Item 18.

Financial Statements

116

Item 19.

Exhibits

117

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
exploration information

Geological, geophysical, geochemical, sampling, drilling, trenching, analytical testing, assaying, mineralogical, and metallurgical and other similar information concerning a particular property that is derived from activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit.

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

PART I

Item 1.

Identity of Directors, Senior Management and Advisers

A.

Directors and Senior Management:

Not applicable.

B.

Advisers

Not applicable.

Item 2.

Offer Statistics and Expected Timetable

Not applicable.

Item 3.

Key Information

A.

Selected Financial Data

The audited financial statements for the Company’s fiscal years ended August 31, 2016, 2015, 2014, 2013 and 2012 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  The following selected financial data is based on financial statements prepared in accordance with IFRS and is presented for the five most recent financial years.  Unless stated otherwise, reference to dollar amounts shall mean Canadian dollars.

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

The following is a summary of certain selected financial information for the Company’s five most recently completed fiscal years (in Canadian dollars, except number of shares):

	2016($)	2015 ($)	2014 ($)	2013 ($)	2012 ($)
Operations:

Revenues	$ --	$ --	$ --	$ --	$ -

Net loss	(12,781,902)	(8,995,697)	(2,416,265)	(3,225,998)	(8,897,843)

Basic and diluted loss per share	(0.12)	(0.09)	(0.02)	(0.03)	(0.09)

	2016	2015	2014	2013	2012
Balance sheet:

Working Capital (deficiency)	(11,836,214)	(4,684,253)	1,325,667	5,416,104	18,165,431

Total Assets	49,885,545	53,108,859	52,792,901	58,193,340	65,711,075

Net Assets	35,156,483	46,072,190	51,503,996	52,319,699	53,205,396

Share Capital	122,380,723	120,532,634	117,153,440	115,614,202	113,476,858

Number of Shares	109,068,492	107,853,554	101,325,880	100,922,582	100,459,937

Deficit	90,600,819	77,970,955	69,095,649	67,117,263	64,098,273

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars (“CDN”) and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1):

Year Ended: August 31	Average	Period End	High	Low
2016	1.3261	1.3122	1.4592	1.2544
2015	1.2109	1.3223	1.3301	1.0862
2014	1.0777	1.0858	1.1251	1.0237
2013	1.011	1.0554	1.0578	0.971
2012	1.008	0.9862	1.0605	0.9751

The following table sets forth the high and low exchange rate for the past six months.  As of August 31, 2016, the exchange rate was CDN $1.3122 for each US$1.00.

Month	High	Low
October 2016	1.3403	1.3105
September 2016	1.3247	1.2843
August 2016	1.3179	1.2777
July 2016	1.3224	1.2897
June 2016	1.3089	1.2694
May 2016	1.3155	1.2544

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

The Company has not been profitable since its inception.  For the fiscal year ended August 31, 2016, the Company had a net loss of $12,781,902 and an accumulated deficit on August 31, 2016 of $90,600,819.  The Company has never generated revenues and does not expect to generate revenues from operations until one or more of its properties are placed in production.  There is a risk that none of the Company’s properties will be placed in production.

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

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management including James E. Sinclair, President and Chief Executive Officer.  Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not have employment contracts with the President and Chief Executive Officer. The Company maintains key-man life insurance on the President and Chief Executive Officer.

The Company will need additional capital.

As at August 31, 2016, the Company had cash and cash equivalents of $84,913 and working capital deficiency of $11,836,214.  However, the Company will continue to incur exploration costs to fund its plan of operations and may need to raise additional capital.  Ultimately, the Company’s ability to continue its exploration activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing agreements or some combination of these or other means.  Further the raising of additional capital by the Company may dilute existing shareholders.

Substantial doubt about the Company’s ability to continue as a going concern.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2016, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in 2017 in order to continue development and construction of the Buckreef Project. Furthermore, the Company is currently negotiating project financing terms with a number of lending institutions, which the Company believes will result in the Company obtaining the project financing required to fund the construction of the Buckreef Project. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

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

The Company’s former auditor communicated deficiencies to its Audit Committee regarding the 2015 impairment assessment and financial statement closing process.

In connection with the audit investigation of the Company’s 2015 financial statements, the Company’s former auditor identified to the Audit Committee significant deficiencies in the impairment assessment and financial statement closing process.  The Audit Committee considered the auditors’ position and concluded there was no deficiency in the impairment assessment and that the financial statement closing process for 2015 was consistent with prior year audits, and the audit opinion delivered by the auditor on the 2015 financial statements was not qualified.

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

For the year ended August 31, 2016, the Company reported a net loss of $12,781,902.  Included in the net loss is $3,516,268 of mineral properties and deferred exploration expenses that was written off relating to abandoned mineral properties.  The Company incurred deferred exploration expenditures of $1,168,935 during the year ended August 31, 2016.

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

The Company completed the pilot heap leach pad construction at its Buckreef redevelopment gold project, located in the Lake Victoria Goldfields of Tanzania for a total cost of $1,496,078.  Construction began in April 2014 and was completed as of September 2, 2014, and was overseen by civil contractor Yale-Constech Company Limited.  Four heap leach cells with dimensions of 100 metres by 30 metres each are complete. This will support the processing of stacked ore delivered from the Buckreef South Pit. The Company has also completed a significant portion of the Buckreef South Pit preparation, including grade control drilling, maps and roads.

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

Highlights for the year ended August 31, 2016

Financial:

•

On September 1, 2016, the Company closed the first tranche of a $5 Million private placement of securities with Crede CG III, Ltd.

In the initial round of financing, the Company privately placed 1,840,400 shares of its common stock and warrants for US$1.25 million. The common stock issued in the first tranche of the financing, which closed on September 1, 2016, was priced at US$0.6792 per share. The investor also received five-year warrants to purchase 1,840,400 shares of Common Stock with an exercise price of US$0.8291 per share. The common stock issued in the first tranche of the financing or issued upon exercise of the warrants issued in the first tranche of the financing will be restricted until a valid registration for such common stock becomes effective.

On September 26, 2016, the Company closed the second tranche of the $5 million private placement of securities with Crede CG III, Ltd.

In the second round of the financing, the Company privately placed convertible notes and warrants for US$3.75 million. The convertible notes were issued in the principal amount of US$3.75 million, carried a coupon of 2.0% and matured on September 26, 2046. The Company immediately exercised its right to cause the conversion of the convertible notes, resulting in the cancellation of the notes and the issuance of 5,357,143 shares of common stock to the investor. The investor also received five-year warrants to purchase 4,017,857 shares of common stock at an exercise price of US$1.10 per share. The closing of the second tranche of the financing was conditioned upon a valid registration statement for the common stock issued or issuable to the investor upon exercise of warrants being declared effective by the U.S. Securities and Exchange Commission. The Commission declared the Company’s Form F-3 Registration Statement registering the stock effective on September 23, 2016.

•

During the year ended August 31, 2016, the Company closed US $1,000,000 in gold loans with the following terms:

•

Under the terms of the loan agreements, the gold loans are for a period of three years, are subject to renewal, and carry an 8% interest rate payable quarterly. The bullion loans may be repaid in cash or common shares of the Company or gold in specified form.  If the bullion loans are paid back by bullion, the valuation date for such bullion will the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.70 per share.  Interest is payable quarterly, either in cash or in shares at a price of US$0.308 per share. There is no prepayment penalty.

The Company also closed and additional US $104,540 in gold loans with the following terms:

•

Under the terms of the loan agreements, the gold loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. The bullion loans may be repaid in cash or common shares of the Company or gold in specified form.  If the bullion loans are paid back by bullion, the valuation date for such bullion will the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.50 per share.  Interest is payable quarterly, either in cash or in shares at a price of US$0.375 per share. There is no prepayment penalty.

The Company also closed and additional US $200,000 in gold loans with the following terms:

•

Under the terms of the loan agreements, the gold loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. The bullion loans may be repaid in cash or common shares of the Company or gold in specified form.  If the bullion loans are paid back by bullion, the valuation date for such bullion will the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.40 per share.  Interest is payable quarterly, either in cash or in shares at a price of US$0.39 per share. There is no prepayment penalty.

Buckreef Project: Mine Development and Operations

Q1_2016 (September 2015 – November 2015)

•

Limited mining activities covering both the southern half (flooded for the most part) and northern half (new pit extension) of the South pit conducted during the 12 months ending 31st August 2016.

•

By news release dated February 8, 2016, the Company announced that first gold had been poured from the pilot Carbon-in-Column plant at the Buckreef Gold mine.  The timing and amount of the pour of gold was not an initiative of management but was done in response to a request made by the Deputy Minister of Energy and Minerals of Tanzanian.  As a show of reasonable willingness to cooperate on this non-contract item, the Company did what it preferred not to do - pour prematurely to proper market price. The Company mined an additional total of 5,895t ore gold ore grading at 1.31g/t from the South pit pilot operations. Cumulative Total Ore stockpiled respectively on ROMPAD, Pads# 1, 2 & 3 as of 30th November, 2015 was 73,710.66t @ 1.39g/t Au (3,300.42Ozs); 20,931.75t @ 2.29g/t Au (1,541.77Ozs);  12,943.78t @ 2.78g/t Au (1,155.55Ozs) & 12,087.90t @ 3.64g/t Au (1,416.65Ozs). Cumulative Total Ore mined from the South Pit (Rompad + Heap Leach Pads) as of 30th November, 2015 stood at 119,725.59t @ 1.86g/t Au (7,161.24Ozs).

•

The Company processed an additional total of 618m3 with an average grade of 0.50mg/L Au of pregnant leachate solution from the PLS pond through 3 carbon columns on the CIC process plant during the quarter. In-house electrowinning of the pregnant carbon chips was also conducted resulting in an estimated cumulative Au-in-wire-wool ready for smelting at ~8.563kg (275Ozs).

•

The Company conducted metallurgical test-work on a 3.9 tonne bulk sample (Buckreef South/Main oxide/transition ore-2t and Buckreef Main Pit sulphide ore-1.9t) with a reputable laboratory in South Africa. The results indicated a very promising 36-40% fine gold component that can be recovered (90%) by simple gravity recovery processing from all three types of ores tested. Overall leaching results returned recoveries in the low 90%. The detailed analytical findings in the report are being utilized to fine tune the final settings of the new Gravity-CIL process plant proposed for the commercial operation of the Buckreef Mine.

Q2_2016 (December 2015 – February 2016)

•

In Q2 2016 (Dec 2015 – Feb 2016), The Honourable Deputy Minister of Energy and Minerals paid a surprise visit to the Buckreef premises on the 4th of January 2016 where he was received by JK Kahama, Pius Dominick and Tony Minde for a quick brief of the project. He however laid down some verbal requests pertaining to the need to set aside some areas with limited economic potential for us for small scale miners to be allocated. He also stressed the need for the mining operations to resume within 14 days of his despite being informed the workers were due back on site on the 6th January as they had been on their annual Xmas break. A third request to smelt whatever gold in wire-wool we had was also stated as it was deemed the state was losing out on the royalty due from whatever we had in stock.

•

The Company subsequently conducted its first smelting and gold pour from the pilot heap leach operations at Buckreef Gold mine in February 2016 where it recovered 5,863.20grams (188.51Ozs) of gold dore with an averaged purity of 91.64%. The smelting was conducted in the presence of authorities from the TMAA, MEM and TRA (Customs & Revenue) and gold dore was successfully exported to the Company agent in Zurich for further processing after payment of royalties due to the government.

•

Force Majeure:

On February 5, 2016, the Company, through its subsidiary Tanzam 2000, provided notice of Force Majeure under its Buckreef Gold Mine Re-Development JV Agreement with Stamico, a parastatal wholly owned by the Tanzanian government. The notice of Force Majeure was based upon several factors with the main ones being:

i.

The Company was requested by the Deputy Minister of Energy and Minerals, in a televised meeting held at the Buckreef Mine site, to provide an area of access for artisanal miners with an unreasonable 14 days of notice period for compliance or else the Company would lose some of its licenses.

ii.

The recurrent and intermittent invasions and forced occupation by several hundred illegal miners of the Company’s properties including the South Pit, Eastern Porphyhry, Bingwa, Tembo and Mbagala prospects all within the active and enlarged Buckreef Special Mining License immediately after the 14-day deadline and also over a period of time since initial occupancy.

In order to show willingness to continue with the project,

a.

The Company did resume active mining on the South pit within 3 days (as workers had gone for their annual Christmas break in any case).

b.

The Company identified three potential areas with one to be designated for true artisanal mining, meaning without the use of mechanized mining equipment. Mining would not be allowed below the water table. The Company would also require artisanal miners to operate responsibly in accordance with Tanzanian mining and environmental law, and land and water requirements. These terms were presented to the Minister of Mines via postal letter as well as email but to date no response has been received.

Q3_2016 (March 2016 – May 2016)

•

In Q3 2016 (March – May 2016), no mining activities were conducted on the South pit as the force majeure was still in effect. Cumulative Total Ore stockpiled respectively on ROMPAD, Pads# 1, 2 & 3 as of 30th May, 2016 was 73,710.66t @ 1.39g/t Au (3,300.42Ozs); 20,931.75t @ 2.29g/t Au (1,541.77Ozs);  12,943.78t @ 2.78g/t Au (1,155.55Ozs) & 12,087.90t @ 3.64g/t Au (1,416.65Ozs). Cumulative Total Ore mined from the South Pit (Rompad + Heap Leach Pads) as of 30th May, 2016 stood at 119,725.59t @ 1.86g/t Au (7,161.24Ozs).

•

The Company however commenced phased construction of the gravity recovery component of the proposed new CIL process plant.  This comprised installation of the crusher circuit units, refurbishment and installation of the gravity recovery scrubber, nugget trap and diestar table.  Preliminary testing of the effectiveness and functionality of the circuit was tested using a temporary 1m long Diestar table recovered from the Kigosi camp. Purchase and installation of a 6m-long Diestar table to afford reasonable commercial production trials is underway.

Q4_2016 (June 2016 – August 2016)

In Q4 2016 (June – August 2016), On June 9th, 2016, Force Majeure was lifted and no mining was conducted at South Pit.

•

As part of preparations for the gravity processing of mined ore, a total of 2,250t of HG ore was shifted from ROMPAD (1,395t) and Pad#3 (15t) to the crusher pad during the quarter.

•

The disposition of the Ore mined and stockpiled as of 31st August 2016, was as follows: ROMPAD: 72,315.66t @1.39g/t Au (3,237.96 Ozs); Pad#1: 20,931.75t @2.29g/t Au (1,541.77 Ozs); Pad#2: 12,943.78t @2.78g/t Au (1,155.55 Ozs); Pad#3: 11,232.90t @ 3.85g/t Au (1,389.27 Ozs) & Crusher Pad: 2,250t @ 3.88g/t Au (280.84 Ozs).

•

Preliminary testing of the effectiveness and functionality of the gravity processing and recovery circuit using a temporary 1.5m-long Deistar shaking table also commenced during the last part of the quarter.

•

Technical Advisory Committee (TAC) for NEMC met both the Client and the Consultant at NEMC head office in in mid-August 2016 to review Buckreef project EMP upgrade report that had been submitted to the agency in January 2016 as part of the environmental certification process. NEMC eventually conducted the mandatory field check visit to verify the report by the consultant. A revised final report was subsequently re-filed with the NEMC Technical Advisory Committee at the end of the quarter.

•

The company also submitted all PL and SML renewal application documentation for the Buckreef Project licences during the quarter. With the exception of the SML, all other PLs were successfully renewed while extra data requests on the SML renewal application from the Mining Commissioner’s office were successfully attended to.

•

The Main 6m-long Diester shaking table which arrived at site in mid-July 2016 and now awaits installation and commissioning by the supplier.

•

The Teechnical staff at Buckreef mine commenced a detailed in-house review of all TRE projects in the country.

Exploration

Progress

The Buckreef Project is located in the Geita District of the Geita Region south of Lake Victoria, some 110km southwest of the city of Mwanza (see Figure, overleaf).  The project area can be accessed by ferry across Smiths Sound, via tarred national road and thereafter via unpaved but well-maintained gravel roads. The Project comprises five prospects namely Buckreef, Bingwa, Tembo, Eastern Porphyry and Buziba. The Buckreef prospect encompasses three ore zones namely Buckreef South, Buckreef Main and Buckreef North.

The Project is fully-licensed for mining and extraction of gold. The oxide/transition ore component from the Buckreef Prospect is one among other gold prospects including Bingwa and Tembo in the pipe line to generate cash flow in the short term to fund the development, mining and extraction of the main sulphide ore component for the entire Buckreef Project.

No exploration activities were conducted on the Buckreef project for the year-end reporting period ending 31st August 2016.

License Status

At the end of this reporting quarter Buckreef project area had 13 PLs and 1 SML covering a surface area of 95.40km2. The Buckreef Project license status and statutory liabilities are as shown in the table below:

Exploration Projects

Brief descriptions of PL holdings for each respective project area are summarized below up to 31st August 2016.

Itetemia Project

The Itetemia gold deposit includes the mineral resources of the Golden Horseshoe Reef (“GHR”), and is an advanced stage exploration project focusing on the development of the GHR. A total of 9,833m of diamond core drilling (51 holes) and 8,339m of RC drilling (138 holes) was completed on the project. Modeling and processing of assay results from both the core drilling and RC drilling so far completed over the GHR and surrounding areas culminated in the estimation of the following Mineral Resources by CSA Australia Pty (Ltd) (“CSA”).  The gold resource numbers for the GHR are as at 30th May 2016 using a cut-off grade of 1.0g/t:-

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

Rounding results in computational discrepancies.

The process to convert the PL covering the Horseshoe Gold Prospect at Itetemia into a Special Mining License (SML) was commenced during the reporting period. The Company submitted all documentation required for the conversion of the Itetemia PL into a Special Mining License to the relevant authorities in the Ministry of Mines.  A follow up on the Mining License renewal shows that the application is still under review.

As of the 31st August 2016, Itetemia project area has 10 active PLs, 1 ML application and 1 PL renewal application all covering a surface area of 46.23km2. The Itetemia Project license status and statutory liabilities are as shown in the table below:

Kigosi Project

Kigosi Project area remains subject to a Game Reserve Declaration Order. Upon repeal or amendment of that order by the Tanzanian Government, the Kigosi Mining Company will be legally entitled to exercise its rights under the Mineral Rights and Mining Licence. The procedures for de-gazetting the Kigosi mining licence project area from a game reserve area to a mining area on the government gazette has not been completed by government of Tanzania.

There were no developments on the Kigosi mining area degazetting process during the reporting quarter to allow mine development on the idling Kigosi Mining Licence.  The gold resource numbers for the Kigosi Project are, as at 30th May 2016 using a cut-off grade of 0.5g/t:-

Table 1:Kigosi Project Resource (Measured and Indicated category)

Table 2: Kigosi Project Resource (Inferred category)

At the end of this reporting quarter Kigosi project area had 32 PLs and 1 ML covering a surface area of 510.85km2. The Kigosi Project license status and statutory liabilities are as shown in the tables below:

Table 1a: Kigosi Project Active PLs-Tancan Mining

Table 1b: Kigosi Project Active PLs-Tanzam2000 Ltd.

Table 1c: Kigosi Project Active PLs-JV partners

Luhala Project

The Luhala Project is an advanced stage exploration project focusing on the development of the Luhala gold deposit which consists of five anomalous hilltops. The mineralization is stratabound shear-zone hosted gold mineralization (stratigraphic and structural control) within a distinct unit of felsic rocks with associated ferruginized mafic and felsic rocks.

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

The process of selecting a consultant to carry out feasibility study at the Luhala gold project has been completed and once funds are available the contract to engage the consultant to carry out the study will be signed to initiate the FS study works.

At the end of this reporting quarter Luhala project area had 4 PLs covering a surface area of 36.50km2. The Luhala Project license status and statutory liabilities are as shown in the table below:

Lunguya Project

As reported in Q3, historical JV agreements covering the bulk of the areas in which exploration work was conducted and resources defined lapsed hence the resources have been written off and still no further work is planned on this project.

As of 31st August 2016, Lunguya project area had 8 PLs covering a surface area of 90.43km2. The Lunguya Project license status and statutory liabilities are as shown in the table below:

Kanegele Project

There were no exploration activities on the Kanegele Project licences in fiscal 2016 due to the Company’s strategy to concentrate on projects with potential to generate near term cash flow, more specifically gold production startup.

The Company will continue to explore opportunities to maximise shareholder value by actively looking for potential JV agreements on these outlying projects with any interested third parties. As of 31st August 2016, Kanegele project area had 12 active PLs and 1 PL renewal application all covering a surface area of 55.63km2. The statutory liabilities are as shown in the table below:

Biharamulo Project

There were no exploration activities on both the Biharamulo and the Kanegele Project licences in fiscal 2015 due to the Company’s strategy to concentrate on projects with potential to generate near term cash flow, more specifically gold production startup.

The Company will continue to explore opportunities to maximise shareholder value by actively looking for potential JV agreements on these outlying projects with any interested third parties. As of 31st August 2016, Biharamulo project area had 12 active PLs and 1 PL renewal application all covering a surface area of 55.63km2. The statutory liabilities are as shown in the table below:

Kongwa Project

There were no exploration activities on the Kongwa Project license in fiscal 2016 due to the Company’s strategy to concentrate on projects with potential to generate near term cash flow, more specifically gold production startup.

The Company will continue to explore opportunities to maximise shareholder value by actively looking for potential JV agreements on these outlying projects with any interested third parties.

As of 31st August 2016, Kongwa Gold project area had 1PL covering a surface area of 266.51km2 and pending surrender back to the Ministry of Energy & Minerals. The statutory liabilities are as shown in the table below:

Manonga Project

There were no exploration activities on the Manonga Project licenses in fiscal 2016 due to the Company’s strategy to concentrate on projects with potential to generate near term cash flow, more specifically gold production startup.

The Company will continue to explore opportunities to maximise shareholder value by actively looking for potential JV agreements on these outlying projects with any interested third parties.

As of 31st August 2016, Manonga Gold project area had 7 active PLs covering a surface area of 56.71km2.   The statutory liabilities are as shown in the table below:

Nzega Project

There were no exploration activities on the Nzega Project licenses in fiscal 2016 due to the Company’s strategy to concentrate on projects with potential to generate near term cash flow, more specifically gold production startup.

The Company will continue to explore opportunities to maximise shareholder value by actively looking for potential JV agreements on these outlying projects with any interested third parties.

As of 31st August 2016, Nzega Gold project area had 2 active PLs covering a surface area of 52.24km2.  The statutory liabilities are as shown in the table below:

Ushirombo Project

There were no exploration activities on the Ushirombo Project license in fiscal 2016 due to the Company’s strategy to concentrate on projects with potential to generate near term cash flow, more specifically gold production startup.

The Company will continue to explore opportunities to maximise shareholder value by actively looking for potential JV agreements on these outlying projects with any interested third parties.

As of 31st August 2016, Ushirombo Gold project area had 1 active PL covering a surface area of 9.27km2.  The statutory liabilities are as shown in the table below:

Nyanzaga Project

There were no exploration activities on the Nyanzaga Project licenses in fiscal 2016 due to the Company’s strategy to concentrate on projects with potential to generate near term cash flow, more specifically gold production startup.

The Company will continue to explore opportunities to maximise shareholder value by actively looking for potential JV agreements on these outlying projects with any interested third parties.

As of 31st August 2016, Nyanzaga Gold project area had 2 active PLs covering a surface area of 18.09km2.  The statutory liabilities are as shown in the table below:

Mwadui Project

There were no exploration activities on the Mwadui Project licenses in fiscal 2016 due to the Company’s strategy to concentrate on projects with potential to generate near term cash flow, more specifically gold production startup.

The Company will continue to explore opportunities to maximise shareholder value by actively looking for potential JV agreements on these outlying projects with any interested third parties.

As of 31st August 2016, Mwadui Diamond project area had 4 active PLs covering a surface area of 144.65km2. The statutory liabilities are as shown in the table below:

Tulawaka Project

There were no exploration activities on the Tulawaka Project licenses in fiscal 2016 due to the Company’s strategy to concentrate on projects with potential to generate near term cash flow, more specifically gold production startup.

The Company will continue to explore opportunities to maximise shareholder value by actively looking for potential JV agreements on these outlying projects with any interested third parties.

As of 31st August 2016, Tulawaka Gold project area had 6 active PLs covering a surface area of 54.56km2. The statutory liabilities are as shown in the table below:

Kibara Project

There were no exploration activities on the Kibara Project licenses in fiscal 2016 due to the Company’s strategy to concentrate on projects with potential to generate near term cash flow, more specifically gold production startup.

The Company will continue to explore opportunities to maximise shareholder value by actively looking for potential JV agreements on these outlying projects with any interested third parties.

As of 31st August 2016, Kibara Gold project area had 3 active PLs covering a surface area of 60.62km2. The statutory liabilities are as shown in the table below:

Kabanga Project

There were no exploration activities on the Kabanga Project licenses in fiscal 2016 due to the Company’s strategy to concentrate on projects with potential to generate near term cash flow, more specifically gold production startup.

The Company will continue to explore opportunities to maximise shareholder value by actively looking for potential JV agreements on these outlying projects with any interested third parties.

As of 31st August 2016, Kabanga Gold project area had 3 PLs covering a surface area of 292.92km2 and all pending surrender to the Ministry of Energy and Minerals. The statutory liabilities are as shown in the table below:

License Relinquishment

Following the Company’s decision to include mine development to its strategy of generating maximum revenue from its extensive portfolio of properties and with the rising costs of maintaining prospecting and other licenses in Tanzania, management decided review, revamp and clean up the TRX PL portfolio with a view to discard certain licenses and/or alternatively farm them out in JV packages.

A detailed in-house geological reviews of each respective project area and its potential for discovery of gold mineralization have been submitted to a technical team that will review the merits and de-merits of each project in Tanzania.

This exercise was necessitated by the need to establish all outstanding, current and future financial liabilities and obligations arising from our total land-holdings.

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

Buckreef Exploration History Synopsis

Year	Operator	Work Performed
1959	Tanzania Mineral Resources Division (TMRD) & UNDP	UN-sponsored regional airborne geophysical survey over Rwamgaza Greenstone Belt.
1960-1965	Tanzania Mineral Resources Division (TMRD) & UNDP

Ground based geophysical surveys (magnetics, IP) follow up on regional targets. Discovery of Buckreef Quartz Vein and follow up drilling commenced. 13 diamond drill holes by UNDP (12 in current database, UNBR01-12) identified a “possible ore zone 107m long, 8m wide and extending to 122m depth

1968	Tanzania Mineral Resources Division (TMRD)	13 diamond drill holes by Tanzanian Mineral Resources Division (MRD01-13)
1972	Tanzania Mineral Resources Division (TMRD)	Tanzanian government approved investment decision and Buckreef Gold Mining Company.
Mid-1970s	Williamson Diamonds Ltd	Underground development on 30m and 61m levels by Williamson Diamonds Ltd. Indicated ore reserve of 106,000t @ 8.7g/t Au between 23m and 76m levels using minimum mining width of 1.5m
1973-79	Tanzania Mineral Resources Division?	Further underground development and 3 diamond drill holes (BGMDD01-03) by BGMC.
1973-1981	State Mining Corporation	CIP treatment plant and other facilities established with financial assistance from Swedish International Development Agency
1982-1988	State Mining Corpoaration

Gold production commenced but reached only 25-40% of forecast targets. Production figure unavailable. Review of operations by British Mining Consultants Ltd. who found Buckreef assay laboratory assays 65% higher than overseas check assays

1990	State Mining Corporation	Mining ceased and workings flooded. Total ore extracted estimated at approximately 100,000t @3-4g/t Au
1992	East African Mining Corporation	Commencement of modern exploration techniques including Aircore, RC and diamond drilling.
1994	East African Gold Mines Ltd	Signing of first Buckreef Gold Mine Re-Development agreement with State Mining Corporation. Additional surface and subsurface gold resources were identified.
1995-2010	East African Gold Mines Ltd / Gallery Gold / Iamgold

Explored 40km of contiguous strike length of the RGB encompassing geophysical surveys (IP, EM & magnetic); 52,737m of RAB & AC drilling; 80,796m RC drilling and 22,197m of Diamond drilling. Several metallurgical test-works for a CIL and/or CIC process plant conducted; Preliminary economic assessment leading to a Feasibility scoping study completed. Project returned to Stamico by IAMGOLD.

2011	Tanzanian Royalty

Second Buckreef Gold mine Re-Development JV Agreement signed between Tanzanian Royalty Exploration Corp and Stamico. Commenced with detailed review of all historical exploration data and results for an updated NI 43-101 report supervised by Venmyn Rand (Pty) Ltd.

2008- 2009	Tanzanian Royalty

Continues with exploration and starts RAB, RC and DC drilling at Kigosi on the Luhwaika and Igunda Prospects. Completed drilling at Luhwaika and Igunda Prospects. 3D modelling completed and resources declared for both.

2010-2011	Tanzanian Royalty

Commenced RAB and RC drilling at Msonga   and Commenced and subsequently ceased bulk sampling of Luhwaika quartz rubble deposit (four months later). Completed drilling at Msonga. 3D modelling completed. No resource declared on Msonga.

2012-2013	Tanzanian Royalty

Additional exploration and resource drilling (33,711m diamond core & 4,459m RC) conducted. Preliminary NI 43-101 report completed by Venmyn Rand (Pty) Ltd that showed a 121% increase in mineral resources. Successfully applied for extension of the Special Mining License area (from 3.4km2 to 16.04km2). Commenced NEMC EIA certification process.

2014	Tanzanian Royalty

Awarded NEMC Environmental EIA certification. Metallurgical testwork for heap leach and/or CIL process plant conducted. Geotechnical test-work conducted. Construction of pilot Heap leach process plant commenced. Pilot Mining on South Pit commenced late October 2014.

2015	Tanzanian Royalty	Pilot mining continued on South pit. Pilot heap leaching operations commenced.
2016	Tanzanian Royalty

Force majeure declared February 2016. First gold pour from heap leach operations. Further Metallurgical testwork for CIL process plant commenced. Buckreef process plant re-dsign into CIL system commenced. Commenced application for an initial 15yr Life of Mine extension for the Special Mining License.

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

Recent heap leach metallurgical testwork indicate positive results from column leach test for the oxide ore resources, at a 6mm crushing size fraction in oxide mineralization, up to 71% recovery was achieved on agglomerated ores during the testing. Testwork on the sulphide and transition resource indicate a recovery of 58% using a 12.5mm crush size and agglomeration using 4kg/t of lime and 3kg/t of cement.

Current (2016) metallurgical testwork indicate positive results from carbon-in-column leach test for all three (3) resources types, oxide; transition and sulphide resources. For the oxide and transition resources overall recovery achieved is in the low 90s while for sulphide resources, recoveries are in the upper 80s.

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

Cut-off Grade 0.5 g/t Au

Estimates over variable widths to 1m to 40m

Specific Gravity ranges 2.0 to 2.8

Inconsistencies in totals are due to rounding

55% attributable to TRX

The Company has incurred total net costs (after recoveries, if any) of $881,357 on the Buckreef Project for the year ended August 31, 2016.

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

Kigosi Project

Property Description and Location

The Kigosi Project area is principally located within the Kigosi Game Reserve controlled area.  Through prospecting and mining option agreements, the Company has options to acquire interests in several Kigosi prospecting licenses.  A comprehensive report summarizing exploration work done and results to date was submitted to the Director of Wildlife and Nature Conservation as part of the requisite and mandatory requirements for an application to renew the Kigosi game reserve access permit.  It is a statutory requirement to have an access permit to conduct any exploration activities in an area designated as a forest and/or game reserve.  On May 31st, 2012, the Company was granted a two year permit from the Ministry of Wildlife and Nature Conservation to enter the Kigosi Game Reserve and continue with exploration activities.  The Company is evaluating various alternatives for advancing the Kigosi Project by focusing on an area of near surface mineralization.

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

Msonga Prospect

Drilling

The Msonga Prospect is situated in the far northeast of the Kigosi license area.  The earlier geochemical and structural studies covering this area had identified the presence of a substantial (7 km long) Au-in-soil anomaly hosted in mafic greenstone rocks. Dominant regional structures in the area (Ushirombo greenstone belt) generally trend east-west and are associated with the development of swarms of auriferous quartz veins such as those being currently mined by small-scale miners in the Katente area at Ushirombo. The Msonga Prospect is located ~3-5km along strike from these artisanal workings, and as such it was considered conceivable that the Msonga Prospect represented a similar setting to the Igunda Prospect (i.e., a greenstone and shear zone hosted gold deposit).

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

Kigosi Exploration History

The exploration history of the Kigosi Property from 2006 to 2016 is summarized as follows:

Kigosi Exploration History Synopsis

Year	Operator	Work Performed
1990	Barth	Production of the regional geological map of granite-greenstone belt south of Lake Victoria
Early 1990s	Pangea Goldfields Inc/ Iscor	Rotary Air Blast (RAB) drilling in Msonga prospect area (Kigosi North). No records available
Early 1990s	Artisinal Miners	First evidence of illegal working in the Kigosi area. No records available for gold extracted by the artisanals.
1994	Tan Range	Acquires gold properties for exploration in Tanzania.
1998	AngloGold	Acquired rights to nine licenses associated with the Kigosi area.
1999	Geodass	Conducted regional geophysical survey (airborne magnetics, radiometric and VLF-EM) over Ushirombo greenstone belt, including the Kigosi area.

1999	Tan Range	Helicopter visit to Luhwaika and Igunda artisanal workings. Signed option agreement with Anglo for the Kigosi North Property.
2003	Geoscientific and Explora Services Ltd (Geoscientific)	Conducted a regional LandSat interpretation on the Kigosi Project area.
2003	J Klein (Independent Consultant	Reviewed and interpreted 1999 geophysical survey data
2003	AngloGold Ashanti	Detailed regional airborne geophysical survey and soil sampling survey
2004	AngloGold Ashanti & Tan Range

Follow up of anomalies with soil and termite mound sampling. Identification of Msonga, Bungoni, Luhwaika and Igunda Prospect area. Geological and regolith mapping conducted. Limited sampling from pits, streams and trenches.

2005-2006	AngloGold Ashanti & Tan Range	Temporary suspension of exploration activities due to permitting issues for access into Kigosi Game reserve area. JV arrangement maintained.
2007	Tan Range/ Tanzania Royalty

JV agreement with AngloGold Ashanti terminated & Tan Range changes name to Tanzanian Royalty Exploration Corp. Commenced with exploration at Kigosi in September. Exploration included biogeochemistry and induced polarisation surveys.

2008- 2009	Tanzanian Royalty

Continues with exploration and starts RAB, RC and DC drilling at Kigosi on the Luhwaika and Igunda Prospects. Completed drilling at Luhwaika and Igunda Prospects. 3D modelling completed and resources declared for both.

2010-2011	Tanzanian Royalty

Commenced RAB and RC drilling at Msonga   and Commenced and subsequently ceased bulk sampling of Luhwaika quartz rubble deposit (four months later). Completed drilling at Msonga. 3D modelling completed. No resource declared on Msonga.

2012	Tanzanian Royalty	NI 43-101 report prepared by Venmyn Rand (Pty) Ltd. Significant resource defined for Luhwaika and Igunda prospects.
2013	Tanzanian Royalty	Applied for and granted Mining License (ML496/2013) covering Luhwaika and Igunda Prospects
2014-2016	Tanzanian Royalty	Kigosi game reserve access permitting issues forced a stop to all activities on the project.

The Company has incurred total net costs (after recoveries, if any) of $245,860 on the Kigosi Project for the year ended August 31, 2016.

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

In late 2015, the Option and Royalty Agreement between Joseph Magunila and the company became null and void as the Company relinquished its interest in the Primary Mining Licenses.

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

History

Lunguya Exploration History Synopsis

Year	Operator	Work Performed
1999-2001	Tan Range	Acquire prospecting licenses. Review of regional aeromagnetic data as part of regional prosctive target identification
2002	Tan Range	Regional scale soil surveys. 4 regional anomalies identified
2003-2004	Tan Range	Follow up detailed soil surveys, ground IP surveys, Biogeochemistry (BGC) surveys identified Luhawika North (Bulynhulu replica?) Shilela, Nyikoboko & Nyaamakwenge prospects.
2005-2006	Tan Range	Phase 1 auger drilling, RAB/RC/Core drilling on selected targets on 3 of the 4 prospects.
2007-2008	Tanzanian Royalty	Conducted detailed ground magnetics and IP surveys on Shilela, Nyamakwenge & Nyikoboko prospects
2009	Tanzanian Royalty	Signed Option & Royalty Agreement on Primary Mining Licenses covering the Nyamakwenge prospect
2010-2012	Tanzanian Royalty	Detailed RC and diamond core drilling on Nyamakwenge prospect (Reef and gravel resource definition-internal report). Lost main license over Luhwaika North (Buly-type?) prospect inadvertently.
2013-2015	Tanzanian Royalty	No field work conducted. JV agreement on Nyamakwenge terminated in late 2015.
2016	Tanzanian Royalty	No field work done. Review of project conducted internally.

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

During the period ended August 31, 2016, no direct property work was conducted on the Lunguya property.

The Company has incurred total net costs (after any recoveries and write offs) of $nil and written off $3,353,923 on the Lungua Property for the year ended August 31, 2016.

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

2015	Company	EIA study report approved and ESIA certificate issued. Application to convert PL into Mining License procedures have commenced
2016	Company	Itetemia Mining License Application no/01722 submitted on 4th November 2015 still under review by the Ministry of Enenrgy and Minerals. No fieldwork conducted pending resolution on application.

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

During the period ended August 31, 2016, no direct property work was conducted on the Itetemia property.

The Company has incurred total net costs (after any recoveries and write offs) of $35,865 and written off $153,588 of expenditure on the Itetemia Property for the year ended August 31, 2016.

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

History

Luhala has had a significantly more protracted exploration history than Lunguya, beginning with the initial exploration by the then Tanganyikan Geological Survey in 1947.  The exploration history of Luhala since 2006 to 2015 is summarized as:

LUHALA EXPLORATION HISTORY SYNOPSIS

Year	Operator	Work Performed
2006	Tancan	Diamond drilling, RC drilling
2007	Sloane	Follow-up exploration planning
2008	Sloane	Data analysis
2009	Sloane	Data analysis
2010	Sloane	Data analysis
2011-2012	Company	NI 43-101 report prepared by Venmyn Rand (Pty) Ltd.
2013	Company	In-house evaluation
2014	Company	Continued in-house evaluation
2015	Company	Continued in-house evaluation/property maintenance
2016	Company	No fieldwork conducted. Property maintenance observed.

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

Exploration

During the period ended August 31, 2016, no site-based exploration work was conducted on the Luhala Property.

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

The Company has incurred total net costs of $5,853 and written off $8,757 of expenditures on the Luhala Property for the year ended August 31, 2016.

The Luhala Property is without known mineral reserves and any exploration program is an exploratory search for ore.

Item 4A.

Unresolved Staff Comments

None

Item 5.

Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended August 31, 2016 and 2015, and should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

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

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs.  During the year ended August 31, 2016, the Company wrote off $3,516,268 of costs related to its mineral properties (2015 – $2,233,843).  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

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

A.

Operating Results

The following discussion and analysis of the financial condition and operating results of the Company for the years ended August 31, 2016 and 2015 should be read in conjunction with the consolidated financial statements and related notes to the financial statements which have been prepared in accordance with IFRS.

Overall Performance

As at August 31, 2016, the Company had current assets of $1,032,319, compared to $1,552,416 on August 31, 2015.  The decrease is mainly due to cash outflows in regard toexpenditures on exploration of $688,296 (2015 - $2,529,248), net additions to property, plant and equipment of $88,339 (2015 - $665,099) primarily in connection with the construction of the processing plant, and cash used in operations of $1,914,495 (2015 - $901,062) offset by proceeds from the gold bullion loan financing of $1,729,000 (2015 - $1,852,036), proceeds from the sales-leasebacks of $nil (2015 - $496,559), net proceeds from the convertible senior note financing of $nil (2015 - $684,979) and net proceeds from loans from related parties and proceeds from convertible loans of $354,747 (2015 - $Nil).  Mineral properties and deferred exploration assets were $45,802,858 as at August 31, 2016, compared to $48,150,191 at August 31, 2015.

Net loss for the year ended August 31, 2015 was $12,781,902 compared to a net loss of $8,995,697 in the comparable year ended August 31, 2015.  The main difference in net loss between the two periods is due to the following fluctuations:

-

Lower share based payment expense in the form of a recovery of $38,996 during the year ended August 31, 2016, as compared to $506,747 expense during the year ended August 31, 2015 due to the number of RSU’s forfeited during the current period resulting in a recovery of expense (see note 6 of the audited consolidated financial statements for the years ended August 31, 2016 and 2015 for details of RSU’s issued),

-

A decrease in the salaries and benefits expense of $623,716 for the year ended August 31, 2016, compared to $1,053,384 for the year ended August 31, 2015.  Salaries and benefits decreased after the departure of several officers, directors and employees who left the Company during the year.

-

A decrease in the gain on the revaluation of derivative liability to a loss of $3,905,000 for the year ended August 31, 2016, compared to a gain of $150,000 for the year ended August 31, 2015.  See notes 19 and 22 of the audited consolidated financial statements for the years ended August 31, 2016 and 2015 for details on warrant liability.

-

A decrease in the loss on the amendment of the convertible senior note financing resulting from the amendment of the terms of the convertible senior notes financing on March 25, 2015, which resulted in a loss of $2,034,406 for the year ended August 31, 2015 as compared to $nil in 2016.

-

A decrease in the gain on the revaluation of derivative liability to a loss of $964,600 for the year ended August 31, 2016, compared to a gain of $324,000 for the year ended August 31, 2015.  See note 6 of the audited consolidated financial statements for the years ended August 31, 2016 and 2015 for details on warrant liability.

-

An increase in write offs of mineral properties to $3,516,268 during the year ended August 31, 2016, compared to $2,233,843 during the year ended August 31, 2015, mainly due to the write down of the Lunguya project during the current period.

-

Interest accretion of $1,028,568, compared to $738,134 in the comparable period in 2015.  Interest accretion in the current period represent interest in connection with the gold loan bullion loans, which increased as compared to the year ended August 31, 2015.  Interest accretion in the comparative period mainly represent interest in connection with the convertible senior notes, which were fully converted during the year ended August 31, 2015.

The remainder of the expenses primarily decreased in comparison to the prior period as the Company looked to be more cost effective as it worked towards securing additional financing and moving its Buckreef project into production.  These variances are further discussed below.

During the year ended August 31, 2016, the Company issued 50,000 shares (2015 – 174,608 shares) pursuant to the RSU plan with a value of $120,500 (2015 - $729,778).  The Company also issued 536,137 (2015 – nil) shares with a value of $372,130 (2015 - $nil) in connection with interest payments related to the bullion loans outstanding.  The Company issued 75,000 (2015 – nil) shares with a value of $26,250 (2015 - $nil) for services during the period.  In the comparative period, the Company issued 400,000 shares with a value of $264,000 in connection with a finder’s fee related to the convertible senior note financing completed in December 2014, and 500,000 shares with a value of $250,000 in connection with the March 25, 2015 amendment to the terms of the convertible senior note financing that was originally completed in December 2014.  Similarly, during the current year, 320,543 shares with a value of $477,609 were issued as financing fees for the gold loans closed during the year.  The convertible senior notes were fully converted during the year ended August 31, 2015 through the issuance of 5,010,518 shares with a value of $1,958,397 through redemptions by the lender pursuant to the redemption option held by the lender in connection with the terms of the convertible senior note financing.  In the current period, capital was utilized for the Buckreef Gold Project development, property acquisition, exploration, capital equipment purchases and general operating expenses as tabulated below.  The remaining funds/cash liquid assets, when available, are invested in interest bearing investments, which are highly liquid.

C$ (000)
Funds available August 31, 2015	768
Net proceeds (repayments) from sales-leasebacks	(76)
Equipment purchases	(88)
Mineral property expenditures including licences, environmental and exploration, net of recoveries	(688)
Proceeds from gold bullion loan	1,729
Other loans	355
General corporate expenses	(1,915)
Funds available August 31, 2016	$85

At August 31, 2016, the Company had a working capital deficiency of $11,836,214 (August 31, 2015 – $4,684,253 working capital deficiency), had not yet achieved profitable operations, has accumulated losses of $90,600,819 (August 31, 2015 – $77,970,955) and expects to incur further losses in the development of its business. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2016, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all of its planned activities.  The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.  Force majeure which was in effect at the Company’s Buckreef Project in Tanzania as described in Note 4 of the audited consolidated financial statements for the years ended August 31, 2016 and 2015 was lifted on June 9, 2016.

Additional funding may be derived from revenues generated in the future from operation of its heap leach mine.  Management continues to explore alternative financing sources in the form of equity, debt or a combination thereof; however, the current economic uncertainty and financial market volatility make it difficult to predict success.  Risk factors potentially influencing the Company’s ability to raise equity or debt financing include:  the outcome of the feasibility study at the Buckreef Project, mineral prices, the risk of operating in a foreign country, including, without limitation, risks relating to permitting, and the buoyancy of the credit and equity markets.

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

Results of operations

Fiscal year ended August 31, 2016 compared to fiscal year ended August 31, 2015

Net additions to mineral properties and deferred exploration costs for the year ended August 31, 2016 were $1,168,935, net of recoveries from the sale of gold of $279,203, compared to $3,331,566 for the year ended August 31, 2015.  The amount has decreased as compared with the prior year as the Company has had to allocate limited resources on core and crucial activities at the Buckreef property and other properties to keep the properties in good standing due to the limited financial resources as a result of difficult market conditions.  During the comparable period, the Company was in the process of actively bringing the Buckreef into production and as such incurred higher additions as compared to the current period once the financial difficulties hit the Company beginning with the second quarter in 2015.  As the Company was under Force Majeure on its Buckreef Project for much of the year, only limited expenditures to keep the project ongoing were incurred.

The Company also incurred property, plant and equipment additions of $157,862 (2015 - $668,005).  The amount was higher during the comparative period as the Company continued to finalize construction of the heap leach pads and processing plant which began during the year ended August 31, 2014.  Exploration activities have reduced as the Company was under Force Majeure on its Buckreef project for much of the year, and is working to continue towards the commencement of production and continue exploration work on other projects in its portfolio and at the same time is conscious about conserving its cash in the current economic downturn.

Net loss for the year ended August 31, 2016 was $12,781,902, compared to a net loss of $8,995,697 for the comparable year ended August 31, 2015.  For the three month period ended August 31, 2016 and 2015, there was a net loss of $5,509,566 compared to a net loss of $2,030,188, respectively.  The main difference in net loss between the comparable periods ended August 31, 2016 and 2015 is mainly due to the variances discussed above.

Variances in the remaining expenditures is set out below:

For the year ended August 31, 2016, depreciation expense was $478,699, compared to $384,708 for the year ended August 31, 2015. The increase of $93,991 is due to additions to property, plant and equipment over last year resulting in higher amounts of depreciation on overall capital assets. The capital expenditure for the year ended August 31, 2016 was $157,862 as compared to $668,005 in the year ended August 31, 2015.  Capital expenditures were higher in the comparable period and commencing from the fourth quarter of fiscal 2014 due to construction of the heap leach pads and processing plant.  The processing plant is currently not yet being depreciated as it is currently still under testing and commissioning.

Consulting fees for the year ended August 31, 2016 were $432,316, compared to $246,147 in the comparable year ended August 31, 2015.  Consulting expenses increased during the current period as the Company hired consultants in an effort to advance its Buckreef project.  The consultants were hired to advise in regards to the status of the processing plant and any modifications and changes to the operational process.  Consulting fees for the three months ended August 31, 2016 were $204,446 compared to $98,337 in the comparable period ended August 31, 2015. The expense for the three month period increased due to the same reason as the increase for the year.

Directors’ fees for the year ended August 31, 2016 were $285,188, compared to $367,524 in the comparable year ended August 31, 2015.  For the three month period ended August 31, 2016, director fees amounted to $54,890 (2015 - $129,702).  The amount decreased as compared to the same period in the prior year due to director resignations during the year as well as lower RSU expense in the current period, driven by lower stock prices for most of the year.

Office and general expenses for the year ended August 31, 2016 were $246,938, compared to $326,088 in the comparable year ended August 31, 2015.  Office and general costs decreased between the comparable periods due to cost reduction measures across all areas of the Company in light of the current economic conditions and resources available to the Company.  For the three month period ended August 31, 2016, office and general expenses were $87,752 compared to $128,983 in the comparable period ended August 31, 2015. The expense for the three month period increased due to the same reason as the increase for the year.

Shareholder information costs for the year ended August 31, 2016 decreased to $249,645 from $361,265 for the comparable year ended August 31, 2015. The decrease is due to the additional reporting requirements in connection with the convertible senior note financing and operational updates during the comparable quarter.  For the three month period ended August 31, 2016, shareholder information costs were $99,299 compared to $17,167 for the three month period ended August 31, 2015.  The reason for the increase for the three month period is due to various filings and activity close to the end of the year as the Company lifted force majeure and worked towards the financings closed subsequent to year end.

Professional fees decreased by $292,871 for the year ended August 31, 2016 to $387,177 from $680,048 for the year ended August 31, 2015.  Professional fees were higher during the comparable quarter as the Company dealt with tax litigation in Tanzania, increased accounting costs surrounding the convertible senior note financing transaction and various business consulting fees on strategy regarding financings.  For the three month period ended August 31, 2016 professional fees went from $244,297 for the three month period ended August 31, 2015 to $127,180.  The expense for the three month period decreased due to the same reason as the decrease for the year.

Salaries and benefits expense decreased to $623,716 for the year ended August 31, 2016 from $1,053,364 for the year ended August 31, 2015.  Salaries and benefits decreased as the Company moved towards using consultants in the place of salaried employees which carries a lower cost than having salaried employees as well as the Company reducing its workforce wherever possible in an effort to minimize costs.  The expenses for the corresponding three month period ending August 31, 2016 and 2015 were $57,778 and $279,072 respectively.

Share based payments for the year ended August 31, 2016 resulted in a recovery of $38,996, compared to an expense of $506,747 in the comparable year ended August 31, 2015.  Share based payments vary depending on the number of equity based compensation options issued and vesting.  See note 6 of the audited consolidated financial statements for the years ended August 31, 2016 and 2015 for details.  The decrease is mainly due to RSUs forfeited during the year.  Director fee RSU expense was $157,813 and $192,468 respectively for the years ended August 31, 2016 and 2015.

For the year ended August 31, 2016, travel and accommodation expense increased by $3,174 from $58,507 in 2015 to $61,681.  For the three months ended August 31, 2016 and 2015, travel and accommodation expense increased by $664 from $22,562 in 2015 to $39,773. Travel and accommodation expense increased in the fourth quarter due to timing of travel during the year but remained consistent overall with the previous year.

For the year ended August 31, 2016, the foreign exchange gain was $111,352 compared to an exchange gain of $390,459 for the same year ended August 31, 2015.  The Tanzanian Shilling exchange rate increased from 1,587 at August 31, 2015 to 1,635 at August 31, 2016.  The US Dollar exchange rate increased from 1.3157 at August 31, 2015 to 1.312 at August 31, 2016.

The interest accretion expense for the year ended August 31, 2016 was $1,028,568, compared to $738,134 for the year ended August 31, 2015. Interest accretion in the current period represent interest in connection with the gold loan bullion loans, which increased as compared to the year ended August 31, 2015.  Interest accretion in the comparative period mainly represent interest in connection with the convertible senior notes, which were fully converted during the year ended August 31, 2015.

During the nine month period ended May 31, 2016, the Company agreed to abandon and wrote off $3,516,268 in expenses in various project areas (2015 – wrote off $2,233,843) (see note 4 of the audited consolidated financial statements for the three and years ended August 31, 2016 and 2015 for details). The Company is continuously evaluating its mineral properties Licenses and Carry Forward Balances and makes adjustments as deemed necessary to reflect current plans to explore and develop licenses into the future.

A loss of $946,600 (2015 – gain of $324,000) was recognized during the year ended August 31, 2016 in connection with the revaluation of the warrant liability.  Warrant liability is revalued at every reporting period using the Black-Scholes model.  See note 6 of the audited consolidated financial statements for the years ended August 31, 2016 and 2015 for details.

A loss of $3,905,000 (2015 – $150,000 gain) was recognized during the year ended August 31, 2016, in connection with the revaluation of the derivative liability.  The derivative liability is revalued at every reporting period using the Black-Scholes model.  See note 19 and 22 of the audited consolidated financial statements for the years ended August 31, 2016 and 2015 for details.

A loss on the amendment of the convertible senior note financing resulting from the amendment of the terms of the financing on March 25, 2015 as described earlier which resulted in a loss of $nil (2015 - $2,057,506) for the year ended August 31, 2016.

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

Foreign Exchange

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At August 31, 2016, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the funds of the Company are held in Canadian currencies, the foreign currency risk associated with US dollar and Tanzanian Shilling financial instruments is not considered significant at August 31, 2016.

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

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2016, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms. These consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements.

As of August 31, 2016, the Company’s working capital position was a negative working capital of $11,836,214 (August 31, 2015 – $4,684,253 negative working capital).  As the Company’s mineral properties advance, additional equity and debt financing will be required to fund exploration and mining activities.  Additional funding may be derived from revenues generated in the future from anticipated completion and operation of its heap leach mine currently under development.

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

The notes were issued at an 8% discount, with an initial funding amount of US$9,200,000.  The notes are convertible at the option of the lender at a price of US$0.98.  The notes bear interest at 8% per annum, payable monthly.   The lender may opt to receive interest in common shares in lieu of cash at US$0.98 per share ..  The notes mature in 24 months and are prepayable in full (if the prepayment amount is funded by new debt) or in part (if the prepayment amount is funded by equity) at the option of the Company after 6 months at a price equal to 107% of the principal being repaid .. The lender may redeem 7.5% of principal monthly commencing in March, 2015 payable in cash or shares at the option of the Company (at a price based on 90% of the then-current volume weighted average trading price) , subject to certain conditions, including that the volume-weighted average trading price (“VWAP”) of the common shares exceeds US$0.60 per share on the payment date and on each of the 20 trading days immediately preceding such date, and that an SEC registration statement is effective for resale of the common shares issuable under the notes .

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

The Company incurred $435,174 in direct expenditures relating to securing this financing.  In addition, 400,000 shares and 400,000 warrants were issued as finders fees (Note 5).  The 400,000 warrants are exercisable for 2 years at the conversion price of US$0.98.These costs have been recorded as transaction costs against the convertible senior notes to be amortized over the life of the notes.

Amendment to initial issuance:

On March 25, 2015, the Company amended the terms of its convertible senior note financing, the first drawdown under which successfully closed on December 29, 2014.

The outstanding principal at the time of the amendment was US$9,250,000 representing the original USD$10,000,000 less the payment made as part of the lenders “mandatory redemption option”. The previously escrowed funds were returned to the lender.  Under the amended financing, there is no escrow of funds and the outstanding principal amount of the notes was reduced to US$1,450,000. Interest at 8% per annum is calculated on the reduced principal amount only, effective from March 1, 2015. A maximum of US$300,000 in cash will be repayable in April, 2015, pursuant once again to the lender’s "mandatory redemption option."

The reduced amount of outstanding notes remain convertible at the option of the lender at 115% of the 5-day volume-weighted average trading price on the NYSE MKT of the Company's common shares as at December 9, 2014 (being US0.98). The terms of the 982,143 share purchase warrants issued to the lender on closing are unchanged; they remain exercisable for 5 years at the conversion price, and the lender may also opt to receive interest in common shares in lieu of cash at that price. The notes mature in 24 months and are prepayable at the option of the Company 6 months after the original closing. The lender may resume mandatory redemptions of up to US$750,000 monthly commencing in May, 2015 payable in cash or, subject to registration and certain financial criteria, shares at the option of the Company (at a price based on 90% of the then-current volume weighted average trading price).

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

The loss on amendment is presented net of gains on the conversion option occurring up to the time of amendment.

The balance of the convertible senior note is as follows:

August 31, 2015 and 2016
Note issued at face value ($10,000,000 USD)	$ 11,626,808
Discount on convertible note ($800,000 USD)	(930,145)
Conversion component of convertible note ($2,934,000 USD)	(3,359,000)
Transaction costs relating to convertible note – shares	(264,000)
Warrants issued to debenture holders	(444,000)
Transaction costs relating to convertible note – broker warrants	(71,000)
Transaction costs relating to convertible note – cash	(435,174)
Amortization of bond discount and transaction costs	540,980
Repayments – cash ($750,000 USD)	(933,825)
Reduction of conversion component on repayment	252,000
Foreign exchange	282,731
Balance, prior to amendment	$ 6,265,375
Reduction in notes on amendment	(4,521,501)
Redemption of convertible notes	(1,784,356)
Foreign exchange	40,482
Balance, August 31, 2015 and August 31, 2016	$ -

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

The assumptions in valuing the embedded derivative on issuance at December 9, 2014 include an expected volatility of 74%, a risk free interest rate of 0.72% and an expected life of 2 years resulting in a fair value on issuance of $3,359,000.  As at August 31, 2015, the derivative in the convertible note was valued at $nil (August 31, 2014 - $nil), as the balance of the convertible notes was converted into shares.

Interest expense related to the Debentures amounted to $172,700 (2014 - $nil), as at August 31, 2015 and is recorded as finance charge in the statement of comprehensive loss. Accretion expense during the year ended August 31, 2015 totaled $540,980 (2014 - $nil).  All interest payments have been paid as of August 31, 2015.

During the year ended August 31, 2015, the lender redeemed $1,784,356 of convertible senior notes which were paid in shares, which resulted in the issuance of 5,010,518 common shares with a fair value of $1,958,397.  The resulting loss on redemption of convertible senior notes of $174,041 (2014 - $nil) is reflected as a loss for the year ended August 31, 2015.

Mineral Property Projects

As of August 31, 2016, amounts capitalized in respect of mineral properties were $45,802,858, being a decrease from August 31, 2015 when the balance was $48,150,191.

During the fiscal year ended August 31, 2016, the Company capitalized mineral property exploration costs of $1,168,935 on its mineral resource properties, compared to fiscal 2015 when the Company capitalized mineral property exploration costs of $3,331,566.

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

Item 6.

Directors, Senior Management and Employees

A.

Directors and Senior Management

Directors and Senior Management

A.

Directors and Senior Management

The following is a list of the Company’s current directors and officers.  The directors named below were elected or re-elected by the Company’s shareholders on March 16, 2016. There are no family relationships between the directors and officers.

Name, Municipality of Residence and Position With the Company	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since
James E. Sinclair Sharon, Connecticut President, Chief Executive Officer and Director	President and CEO of the Company	April 30, 2002
Dr. Norman Betts Fredericton, New Brunswick Director	Associate Professor, Faculty of Business Administration, University of New Brunswick and a Chartered Professional Accountant	January 4, 2005
William Harvey Sharon, Connecticut Director	Psychologist	April 30, 2002
Rosalind Morrow Toronto, Ontario Director	Lawyer; Partner, Borden Ladner Gervais LLP	October 20, 2003
Ulrich E. Rath Toronto, Ontario Director	Formerly President and CEO and Director of Chariot Resources Ltd.	October 7, 2003
Marco Guidi Toronto, Ontario Chief Financial Officer	Chartered Professional Accountant, currently serving as Chief Financial Officer, Controller and Accountant for a number of junior mining companies.	Officer only
Donna M. Moroney Vancouver, BC Corporate Secretary	President and Owner of Wiklow Corporate Services Inc.	Officer only

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

Marco Guidi, B.Com (Hons), CPA, CA, Chief Financial Officer

Mr. Guidi is a Chartered Professional Accountant and holds an Honours Bachelor degree in Business Administration from Wilfrid Laurier University.  Mr. Guidi began his career with an accounting firm where he was as an audit supervisor specializing in serving the audit and tax needs of clients in a variety of industries. He has worked with publicly listed junior mining companies, technology companies, and privately-owned and entrepreneurial companies. In 2010, Mr. Guidi transitioned out of public accounting and is currently serving as Chief Financial Officer, Controller and Accountant for a number of junior mining companies. Mr. Guidi, age 31, devotes 30% of his time to the business and affairs of the Company.

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

Based on the foregoing definition, the Company had six NEOs for the fiscal year ended August 31, 2016:  James E. Sinclair, President and CEO; Joseph Kahama, former Chairman and COO (Tanzania); Marco Guidi, CFO, Victoria Luis, Corporate Accountant, Peter Zizhou, General Manager and Donna M. Moroney, Corporate Secretary.

The following tables set forth particulars concerning the compensation of the named executive officers for the Company’s last three fiscal years ended August 31, 2016, 2015 and 2014:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share-based awards ($)		Option-based awards ($)	Non-equity incentive plan compen- sation ($)	Pension Value ($)	All other compen-sation ($)	Total compen-sation ($)
			Annual incentive plans (RSU)	Long term incen- tive plans (ESOP)
James Sinclair, President and CEO	2016 2015 2014	104,987 (1) 94,395 (2) 95,000 (3)	Nil 206,123 (4) 187,500 (5)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 13,089	104,987 300,518 295,589
Joseph Kahama, (6) Former Chairman and COO (Tanzania)	2016 2015 2014	65,975 (1) 125,323 (2) 113,064 (3)	Nil 206,123 (4) 193,750 (7)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 70,000	65,975 125,323 376,814

Marco Guidi, (9) CFO	2016 2015 2014	75,000 77,375 N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	75,000 77,375 Nil
Donna M. Moroney, Corporate Secretary	2016 2015 2014	60,000 60,000 47,500	24,100 (10) Nil N/A	Nil Nil N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	84,100 60,000 47,500
Victoria Luis, Corporate Accountant	2016 2015 2014	57,135 114,270 (1) 115,000 (2)	Nil Nil 113,975 (11)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	23,000 Nil 8,790	80,135 114,270 237,765
Peter Zizhou, (12) General Manager	2016 2015 2014	214,958 88,017 (1) N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	214,958 88,017 N/A

(1)

US$ exchange average for the year = $1.3269.

(2)

US$ exchange average for the year = $1.2092.

(3)

US$ exchange average for the year= $1.0908.

(4)

US$ exchange = 1.00.

(5)

Valued at $4.89 per RSU granted on April 11, 2012.

(6)

Mr. Kahama resigned as a director, Chairman and COO (Tanzania) on February 6, 2016.

(7)

Valued at $6.28 per RSU granted on May 6, 2011.

(8)

Valued at $2.72 per RSU granted on July 3, 2013.

(9)

Marco Guidi was appointed as CFO on December 31, 2014.

(10)

Valued at $2.41 per RSU granted on September 5, 2014.

(11)

Valued at $3.58 per RSU granted on April 10, 2013.

(12)

Peter Zizhou was appointed as General Manager on March 21, 2015.

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

Incentive Plan Awards

Outstanding share-based awards and option-based awards

Option-based Awards					Share-based Awards
Name	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money RSUs ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
James Sinclair, President and CEO	2016 2015 2014	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil 36,750 (1) 206,000 (2)	N/A 75,000 76,296	N/A 36,750 206,000
Joseph Kahama, Former Chairman and COO (Tanzania)	2016 2015 2014	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil 36,750 (1) 206,000 (2)	N/A 75,000 76,296	N/A 36,750 206,000
Marco Guidi, CFO	2016 2015 2014	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil 24,500 N/A	N/A 50,000 N/A	N/A 24,500 N/A
Donna M. Moroney, Corporate Secretary	2016 2015 2014	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil 4,900 N/A	N/A 10,000 N/A	N/A 4,900 N/A
Victoria Luis, Corporate Accountant	2016 2015 2014	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil 19,600 114,000 (2)	N/A 40,000 42,222	N/A 19,600 114,000
Peter Zizhou, General Manager	2016 2015 2014	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil 24,500 N/A	N/A 50,000 N/A	N/A 24,500 N/A

(1)

Valued at $0.49 per RSU granted on April 8, 2015.

(2)

Valued at $2.70 per RSU granted on April 9, 2014.

Incentive plan awards – Value vested or earned during the year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
James Sinclair, President and CEO	Nil	Nil	Nil
Joseph Kahama, Former Chairman and COO (Tanzania)	Nil	Nil	Nil
Marco Guidi CFO	Nil	Nil	Nil
Donna M. Moroney, Corporate Secretary	Nil	24,100	Nil
Victoria Luis, Corporate Acountant	Nil	Nil	Nil

Peter Zizhou, General Manager	Nil	Nil	Nil

Long Term Incentive Plan Awards to NEOs

The Company has made long-term incentive plan awards during the fiscal year ended August 31, 2016 to NEOs of the Company.  See “Restricted Stock Unit Plan” and “Employee Share Ownership Plan” below.

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

As of November 9, 2012, the Board resolved to suspend 1,500,000 common shares of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,000,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  Subsequently, on January 9, 2014, the Board resolved to decrease the number of common shares suspended to 1,200,000 common shares and on September 29, 2015 the number of RSUs suspended was decreased to 800,000 so that a maximum of 1,700,000 common shares be authorized for issuance under the RSU Plan.

RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2016:

There were no RSUs granted to directors and Named Executive Officers during the fiscal year ended August 31, 2016.

The following RSUs granted to directors and officers during the fiscal year ended August 31, 2013 vested during fiscal year ended August 31, 2016 (shares have not yet been issued):

Name	Date of Grant	No. of Shares(1)	Cash Compensation Election	Vesting Period	Expiration Date
Rosalind Morrow	April 10, 2013	9,602	$34,375	3 years	April 10, 2016
Norman Betts	April 10, 2013	11,470	$38,000	3 years	April 10, 2016

(1)

Valued at $3.58 per RSU

The following RSUs granted to directors and officers during the fiscal year ended August 31, 2015 vested during fiscal year ended August 31, 2016 (shares have not yet been issued):

Name	Date of Grant	No. of Shares(1)	Cash Compensation Election	Vesting Period	Expiration Date
Ulrich Rath	April 8, 2015	77,168	$37,812	1 year	April 8, 2016
Rosalind Morrow	April 8, 2015	168,367	$Nil	1 year	April 8, 2016

(2)

Valued at $0.49 per RSU

Outstanding RSUs

RSUs granted to directors and executive officers during fiscal year 2015 are outstanding as of August 31, 2016.

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

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the

Company are authorized for issuance in effect as of the end of the Company’s most recently completed financial year end:

	Number of securities to be issued upon exercise of outstanding RSUs	Weighted average exercise price of outstanding RSUs	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (Restricted Stock Unit Plan)	1,275,091	$1.1191	0
Total	1,275,091	$1.1191	0

Director Compensation

Director Compensation Table

The following table sets forth the value of all compensation provided to directors not including those directors who are also NEOs, for the Company’s most recently completed financial year:

Name	Fees Earned ($)	RSUs granted (1) (#)	Cash Compensation Election ($)	All Other Compensation (US$)	Total ($)
Norman Betts	79,062	Nil	79,062	Nil	79,062
William Harvey	75,625	Nil	75,625	Nil	75,625
Rosalind Morrow	68,750	Nil	68,750	Nil	68,750
Abdulkarim Mruma	75,625	Nil	75,625	Nil	75,625
Ulrich Rath	75,625	Nil	75,625	Nil	75,625

Directors who are also members of management do not receive any additional cash compensation for serving on the Board.  All directors are granted RSUs as compensation for serving on the Company’s Board.  Please see the table entitled “RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2015” under “Restricted Stock Unit Plan” above.

Annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437.50 per year for serving as Chair of a Committee.  On April 11, 2012, the Board approved that at the election of each individual director, up to one half of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least one half and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one year and a maximum of three years, at the election of the director, subject to the conditions of the Amended RSU Plan with respect to earlier vesting.   In 2016, outside directors had the option to elect to receive 100% of their compensation in RSUs.  If 100% compensation in RSUs is elected, the compensation on which the number of RSUs granted in excess of the required one half shall be increased by 20%.

There were no RSUs granted to the directors under the Amended RSU Plan during the fiscal year ended August 31, 2016.

At the election of each outside director, directors’ fees of $374,687 were accrued to outside directors during the fiscal year ended August 31, 2016.

Termination and Change of Control Benefits

There are currently no contracts for outside management services.  There are currently no employment contracts in place whereby any person is entitled to termination or change of control benefits.

C.

Board Practices

The directors of the Company serve a one year term and are elected at the annual general meeting of shareholders.  At the last annual general meeting, held on March 16, 2016, the shareholders elected James Sinclair, William Harvey, Rosalind Morrow, Norman Betts and Ulrich Rath as directors.  The officers of the Company are elected by the Board and serve at the pleasure of the Board.

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

The Company has a technical committee (“Technical Committee”) currently comprised of Ulrich Rath, Peter Zizhou and Jeff Duval.  The Technical Committee has approved a Technical Committee Manual defining Composition and Terms of Reference.  Among other things, the Technical Committee reviews with management any exploration, geological, mining, metallurgical and other technical issues and reviews technical and financial issues associated with new and existing projects that require Board approval with respect to their technical and financial impact on the Company.  The Technical Committee reports directly to the Board of Directors.

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

9.

External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries are as follows:

Financial Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2016	Canada – $88,000 Tanzania - $14,265	Nil Nil	Nil Nil	Nil Nil
2015	Canada – $100,000 Tanzania - $35,000	Nil Nil	Nil Nil	Nil Nil

D.

Employees

The Company has 3 full time employee located in Sherman, Connecticut, 11 full time employees located in Buckreef, Tanzania, and 1 full time employees located in Dar es Salaam, Tanzania.

The Company also hires employees on a part time or temporary basis as dictated by the exploration activities on its properties.  The full time and temporary employees and consultants of the Company can be grouped according to main category of activity and geographic location as follows:

Location	Category	Full Time Employees	Temporary Employees	Full Time Consultants	Part Time Consultants
Buckreef , Tanzania	Administration	4	Nil	Nil	Nil
	Exploration	7	Nil	Nil	Nil
Dar es Salaam, Tanzania	Administration	1	Nil	Nil	Nil
	Exploration	Nil	Nil	Nil	Nil
Connecticut	Administration	3	Nil	Nil	Nil

E.

Share Ownership

The following table sets forth the share ownership of our directors and named executive officers, held by such persons as of August 31, 2016.

Name of Owner	Number of Shares Owned	Percentage (1)
Betts, Norman	10,497	<0.01%
Guidi, Marco	0	N/A
Harvey, William	335,252	0.31%
Luis, Victoria	155,848	0.14%
Moroney, Donna	12,427	<0.01%
Morrow, Rosalind	480,549	0.44%
Rath, Ulrich E.	94,835	0.09%
Sinclair, James E.	1,957,552	1.79%
All directors and named executive officers as a group		2.79%

(1)

Calculation based on 109,068,492 shares of common stock outstanding as of August 31, 2016.

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

As of August 31, 2016, the Company knows of one shareholder who beneficially own more than 5% of the outstanding shares of the Company’s voting securities as set forth in the following table:

Title of Class	Identity of Holder(2)	Amount Owned	Percent of Class(1)
Common Shares	Van Eck Associates Corporation	7,486,737	6.86%

(1)

Based on the issued and outstanding shares of the Company of 109,068,492 shares as at August 31, 2016.

(2)

As per information provided pursuant to sec. 2.2 of NI 62-103 an Alternative Monthly Report filed on SEDAR on January 9, 2015.

The following table sets out the portion of common shares of the Company held by registered shareholders in Canada, the United States of America, and all other countries by total number of holders, total shareholdings, percentage of total issued shares, and percentage of total holders as of August 31, 2016:

Jurisdiction of Shareholders of Record	Number of Shareholders	Number of Common Shares	Percentage of Total Issued Shares	Percentage of Total Holders
United States	1,441	47,123,592	43.21%	81.41%
Canada	219	59,947,541	54.96%	12.38%
Other Countries	110	1,997,359	1.83%	6.21%
TOTAL	1,770

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

(a)

The Company entered into the following transactions with related parties:

Year ended,	Notes	August 31, 2016	August 31, 2015
Legal services	(i)	$10,363	$282,169
Rent	(ii)	$15,199	$27,199
Rent	(iii)	$nil	$5,516
Consulting	(iv)	$157,637	$175,908
Consulting	(v)	$33,838	$165,477

(i)

The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the year ended August 31, 2016, the legal expense charged by the firm was $10,363 (2015 - $282,169).  As at August 31, 2016, $327,766 remains payable (August 31, 2015 - $315,994).

(ii)

During the year ended August 31, 2016, $15,199 (2015 - $27,199) was paid to a company associated with the Company’s former Chairman and COO and his spouse for office rental.

(iii)

During the year ended August 31, 2016, $nil (2015 - $5,516) was paid to a company associated with the Company’s former CFO for office rental.  This office rental lease was cancelled effective November 1, 2014.

(iv)

During the year ended August 31, 2016, $157,637 (2015 - $175,908) was paid for heap leach construction consulting and website/data back-up services to companies controlled by individuals associated with the CEO.

(v)

During the year ended August 31, 2016, $33,838 (2015 - $165,477) was paid for grade control drilling, license fees and other consulting services to Stamico, the Company’s joint venture partner on the Buckreef Gold Project.

As at August 31, 2016, the Company has a receivable of $3,903 (August 31, 2015 - $nil) from an organization associated with the Company’s President and CEO.

As at August 31, 2016, the Company has a receivable of $5,541 (August 31, 2015 - $5,541) from the former general manager of the Company for amounts advanced on his behalf.

During the year ended August 31, 2015, the Company sold automotive and mining equipment in the amount of $243,805 to directors of the Company and $333,700 to the Company’s CEO for total proceeds of $577,505 as described in Note 4.  Pursuant to the agreements, the Company entered into 1-year lease agreements on the automotive and mining equipment with effective dates in May 2015. Per the terms of the leases, the Company agrees to purchase back the automotive and mining equipment at the end of the lease periods for a lump sum payment of USD$76,848. The initial base payments vary between the agreements and range between $3,500 and $8,000 payable monthly.  The effective interest rate on the capital lease obligation outstanding is between 20% and 30%.

As at August 31, 2016, the balance outstanding under capital lease obligations is $370,103 (August 31, 2015 - $496,559) and is repayable within 1 year based on the monthly payments as described above.  As such, the capital lease obligation is classified as a current liability.

(b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Years ended,	August 31, 2016		August 31, 2015
	Salaries and benefits (1)	Share based payments (2), (3)	Salaries and benefits (1)	Share based payments (2), (3)
Management	$ 245,962	$ 130,873	$ 346,464	$ 397,440
Directors	127,375	157,813	175,056	192,468
Total	$ 373,337	$ 288,686	$ 521,520	$ 589,908

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

As at August 31, 2016, included in trade and other payables is $576,000 (August 31, 2015 - $133,000) due to these key management personnel with no specific terms of repayment.

During the year ended August 31, 2016 the Company’s CEO provided various loans to the Company totaling $221,115 which is outstanding as at August 31, 2016.  The balance is payable on demand, interest free, and unsecured.

C.

Interests of Experts and Counsel

Not applicable.

Item 8.

Financial Statements

A.

Consolidated Statements and Other Financial Information

This Form 20-FAnnual Report contains the audited consolidated financial statements of the Company for the fiscal years ended August 31, 2016 and 2015 with the Report of Independent Registered Public Accounting Firm, comprised of:

(a)

Consolidated Statements of Financial Position as of August 31, 2016 and 2015;

(b)

Consolidated Statements of Comprehensive Loss for the years ended August 31, 2016 and 2015;

(c)

Consolidated Statements of Changes in Equity for the years ended August 31, 2016 and 2015;

(d)

Consolidated Statements of Cash Flows for the years ended August 31, 2016 and 2015; and

(e)

Notes to the consolidated financial statements.

Dividend Policy

The Company has never paid dividends and does not intend to in the near future.

Legal Proceedings

The Company is not a party to any material legal proceedings.

B.

Significant Changes

None.

Item 9.

The Offering and Listing

A.

Offering and Listing Details

The common shares of the Company are listed on the TSX under the symbol “TNX”.  The common shares of the Company are also listed on the NYSE MKT LLC (“NYSE MKT”) under the symbol “TRX”

As of August 31, 2016, there were 1,441 registered shareholders in the United States holding 43.21% of the Company’s outstanding common shares, representing approximately 81.41% of the total number of registered shareholders.  The Company’s common shares are issued in registered form and the percentage of shares reported to be held by registered holders in the United States is taken from the records of the Computershare Trust Company, the registrar and transfer agent for the Company’s common shares.

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

The following sets forth the high and low prices expressed in U.S. Dollars on the NYSE MKT and in Canadian Dollars on the TSX for the past full six months and through August 31, 2016, for each quarter for the past two fiscal years and for the past five years.

	NYSE MKT		TSX
	(United States Dollars)		(Canadian Dollars)
	High	Low	High	Low
Last Six Months
October 2016	0.81	0.65	1.06	0.86
September 2016	1.09	0.79	1.42	1.04
August 2016	1.49	0.74	1.95	0.98
July 2016	1.45	0.65	1.88	0.88

June 2016	0.73	0.39	0.94	0.51
May 2016	0.57	0.40	0.76	0.43
For the Fiscal Quarter Ended
August 31, 2016	1.49	0.39	1.95	0.51
May 31, 2016	0.57	0.21	0.76	0.27
February 29, 2016	0.34	0.17	0.45	0.24
November 30, 2015	0.38	0.27	0.50	0.35
August 31, 2015	0.47	0.25	0.61	0.32
May 31, 2015	0.65	0.27	0.77	0.33
February 28, 2015	1.10	0.52	1.24	0.60
November 30, 2014	2.45	0.94	2.70	1.10
August 31, 2014	2.57	1.72	2.75	1.89
For Fiscal Year Ended
August 31, 2016	1.49	0.17	1.95	0.24
August 31, 2015	2.45	0.25	2.70	0.32
August 31, 2014	4.06	1.63	4.14	1.75
August 31, 2013	5.34	2.14	5.21	2.20
August 31, 2012	5.94	1.56	5.87	1.59

B.

Plan of Distribution

Not applicable.

C.

Markets

The Company’s common shares are listed on the TSX under the trading symbol “TNX” and on the NYSE MKT under the trading symbol “TRX”.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

Item 10.

Additional Information

A.

Share Capital

The Company’s Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares.  On December 8, 2014, the Board resolved that the Company authorize for issuance up to a maximum of 155,000,000 common shares, subject to further resolutions of the Company’s Board of Directors.  As of August 31, 2016, there were 109,068,492 shares common shares issued and outstanding.

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

The following table reconciles the total number of common shares outstanding for the last three fiscal years:

	No. of Shares	$ Amount
Total Outstanding as of August 31, 2013	100,922,582	115,614,202
Add: Issued pursuant to Restricted Share Unit Plan	320,893	1,354,235
Issued on settlement of lawsuit	82,405	185,000
Total Outstanding as of August 31, 2014	101,325,880	117,153,437
Add: Issued pursuant to Restricted Share Unit Plan	174,608	729,699
Finders fee on convertible senior note financing	400,000	264,000
Shares issued on amendment of convertible senior note financing	500,000	250,000
Redemption of convertible senior notes	5,010,518	1,958,397
Finder’s fee on loan agreement	442,548	177,019
Total Outstanding as of August 31, 2015	107,853,554	120,532,634
Add: Issued pursuant to Restricted Share Unit Plan	50,000	120,500
Interest shares on gold loans	536,137	477,609
Finder’s fee on loan agreement	320,543	372,130
Bonus shares	75,000	26,250
Cashless exercise of warrants	233,258	851,600
Total Outstanding as of August 31, 2016	109,068,492	122,380,723

Shares are issued by the Company with the regulatory acceptance of the Toronto Stock Exchange and NYSE MKT, upon resolution of the Board of Directors of the Company.  As of August 31, 2016, there are a total of 109,068,492 common shares issued and a further 1,275,591 common shares reserved for issuance under outstanding RSUs and 657,143 reserved for issuance under share purchase warrants.

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

2% Convertible Notes and Warrants

On September 1, 2016, we entered into a Securities Purchase Agreement with Crede, the selling shareholder, pursuant to which we may sell Notes in the aggregate principal amount of up to $3,750,000 and Series B Warrants to purchase our common shares.  Pursuant to this agreement, we sold $1,250,000 common shares and Series A Warrants to purchase 1,840,400 common shares at an exercise price of $0.8291 per common share for an aggregate purchase price of $1,250,000.

Notes.  The Notes bear interest at the rate of 2.0% per annum on the outstanding principal amount, with interest-only payments due monthly and all principal and interest due ten years from the issuance date.

Prepayment.  The Company may not prepay any portion of the principal amount of the Note without the prior written consent of the holder.

Conversion.  The Notes, and, at the election of the holder, interest thereon, are convertible into our common shares at the election of the holder thereof at a conversion price equal to (a) the lower of: (i) the closing bid price of the common shares on the day prior to the date of the Securities Purchase Agreement, or (ii) the closing bid price of the common shares on the day prior to the Effective Date of this Registration Statement, (b) less five cents per share, subject to anti-dilution provisions, including stock dividends and stock splits, subsequent rights offerings, pro rata distributions, a fundamental transaction and in certain limited instances for a period of ninety (90) days following the Effective Date of this Registration Statement, the issuance of common shares or common share equivalents at a price, or exercise or conversion price, at less than the then current Note conversion price.  Notwithstanding the foregoing, the Notes held by a particular holder will not be convertible to the extent that such conversion would result in such holder owning more than (i) 9.9% of the number of common shares outstanding after giving effect to the issuance of common shares issuable upon conversion of the Notes calculated in accordance with Section 13(d) of the Exchange Act; or (ii) 9.9% of the number of common shares outstanding after giving effect to the common shares issuable upon the conversion of the Note calculated in accordance with Section 102 and 102.1 of Part XX of the Securities Act (Ontario).  Notwithstanding anything in the Notes to the contrary, the total number of common shares issuable to the holder, including the common shares issuable upon conversion of the Note and all other common shares issued to the holder by virtue of any conversion or exercise or exchange of convertible or exercisable or exchangeable securities into common shares, when aggregated (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) shall be limited to 21,704,630 common shares, which was 19.9% of the issued and outstanding common shares as of the date of the Securities Purchase Agreement.

Redemption.  Upon a change in control, the holder of the Note may require us to redeem the Note for the outstanding principal balance payable in cash or, at the holder’s option, common shares at the then conversion price. The Company’s right to elect to redeem the Notes with common shares is subject to the satisfaction of certain equity conditions, including the effectiveness of a registration statement covering the resale of such shares, the listing of such shares on a trading market, the holder’s lack of material non-public information about the Company, and no event of default.

Warrants.  In connection with the Securities Purchase Agreement for the common shares and the Notes, the Company issued to the selling shareholder initial Series A Warrants to purchase 1,840,400 common shares and in connection with the purchase of the Notes, Series B Warrants to purchase 3,609,934 common shares.  The Series A Warrants and Series B Warrants are exercisable immediately for a period of five years from the date of their issuance for cash, at their respective exercise prices, or if the exercise price exceeds the market price for the common shares, on a cashless exercise basis, based on a formula in the Warrants, subject to adjustment in the event of stock dividends and splits, or sales or grants of common shares.  The holder shall not have the ability to exercise the Warrants in the event that upon the exercise, the Warrants, the holder and its affiliates would exceed the Beneficial Ownership Limitations.

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

C.

Material Contracts

The following are the material contracts of the Company (other than contracts in the ordinary course of business) entered into within the last two years:

Date	Names of Parties	Description of General Nature of the Contract	Consideration Paid; Terms and Conditions
September 1, 2016	Crede CG III, Ltd.	Securities Purchase Agreement	US$5,000,000 private placement
September 1, 2016	Crede CG III, Ltd.	Registration Rights Agreement	US$5,000,000 private placement
June 30, 2016	David Schectman	Secured Loan Agreement	US$100,000 for one year term, and renewable for one year
June 28, 2016	David Ponelli	Secured Gold Loan Agreement	US$100,000 for one year term, and renewable for one year
June 27, 2016	Edward F. Marin Family LLC	Secured Gold Loan Agreement	US$100,000 for one year term, and renewable for one year
May 16, 2016	William L. Holter	Secured Loan Agreement	US$104,900 for one year term, and renewable for one year
May 16, 2016	Structural Logistics, LLC	Secured Gold Loan Agreement	US$104,540 for one year term, and renewable for one year
October 19, 2016	David Ponelli	Secured Gold Loan Agreement	US$500,000 for three year term, and renewable for one year
October 19, 2016	Edward F. Marin Family LLC	Secured Gold Loan Agreement	US$500,000 for three year term, and renewable for one year
June 22, 2015	Hoffman Heritage Ranches LLC	Secured Gold Loan Agreement	US$1,015,000 in gold for a term of one year, maturing on June 22, 2016
June 22, 2015	William L. Holter	Secured Gold Loan Agreement	US$515,000 in gold for a term of one year, maturing on June 22, 2016
December 9, 2014	JGB (Cayman) Weston Ltd.	Securities Purchase Agreement	8% Original Issue Discount Senior Convertible Debenture in the principal sum of up to US$15 Million

December 9, 2014	JGB (Cayman) Weston Ltd.	Registration Rights Agreement	Obligation to file Registration Statement in the US covering the resale of securities under the Securities Purchase Agreement
December 9, 2014	JGB (Cayman) Weston Ltd.	8% Original Issue Discount Senior Convertible Debenture due December 9, 2016	Principal Sum of up to $15 Million
December 9, 2014	JGB (Cayman) Weston Ltd. and Wells Fargo Bank, National Association	Escrow Agreement	Deposit of US$9,115,000 in escrow pursuant to Securities Purchase Agreement
December 9, 2014	JGB (Cayman) Weston Ltd.	Common Stock Purchase Warrant	To purchase up to 982,143 common shares at a price of US$0.98 per share, on or before December 9, 2019
December 9, 2014	JGB (Cayman) Weston Ltd.	Continuing Guaranty

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

E.

Taxation

Material Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations of the purchase, ownership and disposition of the common shares offered hereunder generally applicable to purchasers of common shares of the Company who, at all relevant times, are residents of the U.S. for the purposes of the Canada-United States Tax Convention (1980), as amended (the “Convention”), are not resident in Canada or deemed to be resident in Canada for purposes of the Income Tax Act (Canada), as amended to the date hereof (the “Canadian Tax Act”), deal at arm’s length with and are not affiliated with the Company for the purposes of the Canadian Tax Act, and do not use or hold and are not deemed to use or hold such common shares in the course of carrying on or being deemed to be carrying on business in Canada (“U.S. Resident Holders”). Special rules, which are not discussed in this summary, may apply to a U.S. Resident Holder that is an insurer carrying on business in Canada and elsewhere.

This summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder, all specific proposals to amend the Canadian Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance of Canada prior to the date hereof (the “Proposals”), the provisions of the Convention as in effect on the date hereof, and an understanding, based on publicly available published materials, of the current administrative policies and assessing practices of the Canada Revenue Agency in force as of the date hereof. Other than the Proposals, this summary does not take into account or anticipate any changes in law or in the administrative policies or assessing practices of the Canada Revenue Agency, whether by legislative, governmental or judicial action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside Canada which may differ significantly from those discussed herein. The summary assumes that the Proposals will be enacted substantially as proposed, but there can be no assurance that the Proposals will be enacted as proposed or at all.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Resident Holder, and no representation with respect to the tax consequences to any particular U.S. Resident Holder is made. The tax liability of a U.S. Resident Holder will depend on the holder’s particular circumstances. Accordingly, U.S. Resident Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

For purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be expressed in Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the day the amount first arose, or such other rate of exchange as is acceptable to the Canada Revenue Agency.

Dividends

Dividends paid or credited or deemed under the Canadian Tax Act to be paid or credited to a U.S. Resident Holder on the common shares are subject to Canadian withholding tax equal to 25% of the gross amount of such dividends. Under the Convention and subject to the provisions thereof, the rate of Canadian withholding tax which would apply to dividends paid on the common Shares to a U.S. Resident Holder that beneficially owns such dividends and is fully entitled to the benefits under the Convention is generally 15%, unless the beneficial owner is a company which owns at least 10% of the voting shares of the Company at that time, in which case the rate of Canadian withholding tax is reduced to 5%.

Dispositions

A U.S. Resident Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized by the holder on a disposition or deemed disposition of common shares, provided that the shares do not constitute “taxable Canadian property” of the U.S. Resident Holder for purposes of the Canadian Tax Act. The common shares will generally not constitute taxable Canadian property of a U.S. Resident Holder at the time of disposition provided that the common shares are listed on a designated stock exchange (which includes the TSX and the NYSE MKT) at that time unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (i) the U.S. Resident Holder, persons with whom the U.S. Resident Holder did not deal at arm’s length and partnerships whose members include, either directly or indirectly through one or more partnerships, the U.S. Resident Holder or persons that do not deal at arm's length with the U.S. Resident Holder, or the U.S. Resident Holder together with all such persons owned 25% or more of the issued shares of any class of the capital stock of the Company, and (ii) more than 50% of the fair market value of such shares was derived directly or indirectly from Canadian real estate, “Canadian resources properties” (as defined in the Canadian Tax Act), “timber resource property” (as defined in the Canadian Tax Act) or an option, an interest or right in such property, whether or not such property exists.  Notwithstanding the foregoing, the common shares may otherwise be deemed to be taxable Canadian property to a U.S. Resident Holder for purposes of the Canadian Tax Act in particular circumstances. U.S. Resident Holders to whom common shares constitute taxable Canadian property should consult with their own tax advisors as to the Canadian income tax consequences of a disposition of the common shares.

Material United States Federal Income Tax Considerations

The following summary describes certain material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) with respect to the ownership and disposition of the Company’s common shares. It addresses only U.S. Holders that hold common shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, assets held for investment purposes). The following summary does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to particular U.S. Holders in light of their particular circumstances, nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, mutual funds, insurance companies, tax-exempt entities, qualified retirement plans, U.S. Holders that own stock constituting 10% or more of the Company’s voting power (whether such stock is directly, indirectly or constructively owned), regulated investment companies, common trust funds, U.S. Holders subject to the alternative minimum tax, U.S. Holders holding common shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, U.S. Holders that have a “functional currency” other than the U.S. dollar, U.S. expatriates, and persons that acquired common shares as part of a compensation transaction. In addition, this summary does not address persons that hold an interest in a partnership or other pass-through entity that holds common shares, or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction or other U.S. federal tax considerations (e.g., estate or gift tax) other than those pertaining to the income tax. Furthermore, this summary does not address the U.S. federal income tax considerations that may be relevant to non-U.S. Holders of common shares.

The following is based on the Code, Treasury regulations promulgated thereunder (“Treasury Regulations”), and administrative rulings and court decisions, in each case as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect.

As used herein, the term “U.S. Holder” means a beneficial owner of common shares that is (i) a citizen or individual resident of the U.S., (ii) a corporation (or an entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any political subdivision thereof, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (A) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of its substantial decisions or (B) it has properly elected under applicable Treasury Regulations to be treated as a U.S. person.

The tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) may depend on both the partner’s and the partnership’s status and the activities of such partnership. Partnerships that are beneficial owners of the Company’s common shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax considerations applicable to them with respect to the ownership and disposition of common shares.

This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, a legal or tax opinion or legal or tax advice to any particular U.S. Holder. U.S. Holders should consult their own tax advisors as to the tax considerations applicable to them in their particular circumstances.

Ownership and Disposition of Our Common Shares

Distributions. Subject to the discussion below under “Material United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules,” distributions made with respect to the Company’s common shares (including any Canadian taxes withheld from such distributions) generally will be included in the gross income of a U.S. Holder as dividend income to the extent of the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles.  A corporate U.S. Holder will not be entitled to a dividends received deduction that is otherwise generally available upon the receipt of dividends distributed by U.S. corporations.

If any dividends are paid in Canadian dollars, the amount includible in gross income will be the U.S. dollar value of such dividend, calculated by reference to the exchange rate in effect on the date of actual or constructive receipt of the payment, regardless of whether the payment is actually converted into U.S. dollars. If any Canadian dollars actually or constructively received by a U.S. Holder are later converted into U.S. dollars, such U.S. Holder may recognize currency gain or loss on the conversion, which will be treated as ordinary gain or loss. Such gain or loss generally will be treated as gain or loss from sources within the U.S. for U.S. foreign tax credit purposes.

A U.S. Holder may be entitled to deduct or claim a credit for Canadian withholding taxes, subject to applicable limitations in the Code. Dividends paid on common shares are expected to be treated as income from sources outside the U.S. and generally will be “passive category income” for U.S. foreign tax credit limitation purposes. The rules governing the foreign tax credit are complex and the availability of the credit is subject to limitations. U.S. Holders should consult their own tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

Distributions in excess of the Company’s current and accumulated earnings and profits, if made with respect to the Company’s common shares, will be treated as a return of capital to the extent of the U.S. Holder’s adjusted tax basis in such common shares, and thereafter as capital gain recognized on a sale or exchange.

The Company does not anticipate paying distributions on its common shares in the near future.

Dispositions. Subject to the discussion below under “Material United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules,” upon the sale, exchange or other taxable disposition of the Company’s common shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any other property received upon the sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such common shares. Capital gain or loss recognized upon a sale, exchange or other taxable disposition of the common shares will generally be long-term capital gain or loss if the U.S. Holder’s holding period with respect to such common shares disposed of is more than one year at the time of the sale, exchange or other taxable disposition. The deductibility of capital loss is subject to limitations. For U.S. foreign tax credit purposes, any capital gain or loss generally will be treated as gain or loss from sources within the U.S.

Tax Filing Requirements. The ownership of the Company’s common shares may require a U.S. Holder to file certain Internal Revenue Service forms including but not limited to Form 8938.

Passive Foreign Investment Company Rules

Certain U.S. federal income tax rules generally apply to a U.S. person that owns or disposes of stock in a non-U.S. corporation that is treated as a passive foreign investment company (a “PFIC”). The Company would be a PFIC for U.S. federal income tax purposes in any taxable year if 75% or more of its gross income would be passive income, or on average at least 50% of the gross value of its assets is held for the production of, or produces, passive income.  For these purposes, passive income generally includes dividends, interest, certain rents and royalties, and the excess of gains over losses from certain commodities transactions and cash is considered a passive asset.  Because the Company generates no revenue, and because of its cash balance, it may be characterized as a PFIC.

If we are a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, you generally will be subject to special rules with respect to (a) any gain realized on the sale or other disposition of the common shares and (b) any “excess distribution” by us to the U.S. Holder in respect of the common shares (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for the common shares). Under the PFIC rules: (i) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the common shares, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized or to any year before the Company became a PFIC would be taxable as ordinary income and (iii) the amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect in that year and an interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains under U.S. tax rules. Because a U.S. Holder that is a direct (and in certain cases indirect) shareholder of a PFIC is deemed to own its proportionate share of interests in any lower-tier PFICs, U.S. Holders should be subject to the foregoing rules with respect to any of the Company’s subsidiaries characterized as PFICs, if it was deemed a PFIC.

A U.S. Holder may be able to avoid many of these adverse tax consequences if it elects to mark the common shares to market on an annual basis.  However, any such mark-to-market election would not be available for a lower-tier PFIC.  If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the common shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of common shares in a year when the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).  The mark-to-market election is available only if the Company is a PFIC and the common shares are “regularly traded” on a “qualified exchange.” The common shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the common shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement as disregarded). The NYSE MKT is a qualified exchange for this purpose and, consequently, if the common shares are regularly traded, the mark-to-market election will be available to a U.S. holder. U.S. Holders are urged to consult their tax advisors with respect to the availability and tax consequences of a mark-to-market election with respect to the Company’s common shares.

If the Company is deemed to be a PFIC, it does not currently intend to provide the information necessary for U.S. Holders to make qualified electing fund elections if it was treated as a PFIC for any taxable year. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

A U.S. Holder will be required to file Internal Revenue Service Form 8621 if such U.S. Holder owns common shares in any year in which the Company is classified as a PFIC. This filing requirement is in addition to the U.S. Holder’s obligation to file other Internal Revenue Service forms with respect to the Company’s common shares, including Form 8938.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisers with respect to the acquisition, ownership and disposition of the common shares, the consequences to them of an investment in a PFIC, any elections available with respect to the common shares and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of the common shares.

Information Reporting and Backup Withholding Tax

In general, information reporting will apply to dividends in respect of the Company’s common shares and the proceeds from the sale, exchange or redemption of the common shares that are paid to a U.S. Holder within the United States (and in certain cases, outside the United States), unless such U.S. Holder is an exempt recipient.  A backup withholding tax may apply to such payments if such U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status or fails to report in full dividend and interest income. Backup withholding tax is not an additional tax. A U.S. Holder subject to the backup withholding tax rules will be allowed a credit of the amount withheld against such U.S. Holder’s U.S. federal income tax liability or, if backup withholding results in an overpayment of U.S. federal income tax, such U.S. Holder may be entitled to a refund, provided that, in each case, the requisite information is correctly furnished to the Internal Revenue Service in a timely manner. U.S. Holders should consult their own tax advisors as to the information reporting and backup withholding tax rules.

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

The following table sets forth the percentage of the Company's administrative expense by currency for the year ended August 31, 2016.

By Currency

2016
Canadian Dollar	26%
U.S. Dollar	28%
Tanzanian Shilling	46%
Total:	100%

Such administrative expense by currency may change from time to time, but it has been roughly the same year to year.  Further, the Company incurred net exploration costs of $869,500 and $3,331,566 for the years ended August 31, 2016 and 2015 respectively, which are primarily paid in U.S. dollars.

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

2016 (Average to August 31)	2015	2014	2013	2012
$1,260.59	1,160.06	1,266.40	1,411.23	$1,668.98

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

Management’s Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13a-15(f) under the Exchange Act.  Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company’s management, including its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of its internal control over financial reporting as of August 31, 2016.  In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework 2013, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  The Company’s management has completed their review and testing of the Company’s internal control over financial reporting and concluded that they are appropriately designed and operating effectively as of August 31, 2015.

The Public Company Accounting Oversight Board’s Auditing Standard No. 5 defines a material weakness as a control deficiency, or a combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected.

Changes in Internal Controls over Financial Reporting

During the year ended August 31, 2016, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonable likely to materially affect, its internal control over financial reporting.

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

Item 16 C.

Principal Accountant Fees and Services

The Company’s independent auditor for the fiscal year ended August 31, 2016 was Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, and the Company’s independent auditor for the fiscal year ended August 31, 2015 was Ernst & Young LLP, Chartered ProfessionalAccountants.

The Company’s Audit and Compensation Committee pre-approves all services provided by its independent auditors.  All of the services and fees described below were reviewed and pre-approved by the audit committee.

The following summarizes the significant professional services rendered by Dale Matheson Carr-Hilton Labonte LLP for the year ended August 31, 2016 and by Ernst & Young LLP for the year ended August 31, 2015.

Fiscal Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2016	Canada – $88,000 Tanzania - $14,265	Nil Nil	Nil Nil	Nil Nil
2015	Canada – $100,000 Tanzania - $35,000	Nil Nil	Nil Nil	Nil Nil

Item 16 D.

Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16 E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item16 F.

Change in Registrant’s Certifying Accountant

At the request of the Company, Ernst & Young LLP, Chartered Professional Accountants, of Vancouver, BC (“E&Y”), resigned as auditor of the Company effective January 29, 2016, and Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, of Vancouver, British Columbia, were appointed as auditor for the Company in their place, to hold office for the ensuing year, effective January 29, 2016.

There were no reservations in any auditors’ reports for the two fiscal years ended August 31, 2015 and August 31, 2014 and the subsequent interim period through the date of dismissal nor have there been any reportable events, an adverse opinion or disclaimer of opinion or were qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to change auditors and the appointment of Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, to the position of auditor was approved by the audit committee and the board of directors of the Company.

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

Item 19.

Exhibits

Exhibit No.

Name

1.1	Articles and Bylaws of Tan Range Exploration Corporation, as amended. (1)
1.2	Certificate of Amendment for Change of Name dated February 28, 2006 (6)

1.3	Certificate of Amendment and Registration of Restated Articles dated March 7, 2008 for increase in the maximum number of directors to eleven (6)
2.1	Employee Share Ownership Plan (2003) (1)
2.2	2001 Stock Option Plan (1)
2.3	Shareholder Rights Plan (2)
2.4	2011 Shareholder Rights Plan (9)
2.5	Restricted Stock Unit Incentive Plan (4)
2.6	Amended Restricted Stock Unit Incentive Plan (8)
4.1	Subscription and Property Option Agreement dated May 31, 1999 between the Company and Barrick Gold Corporation (2)
4.2	Option Agreement dated December 14, 2001 between Tanzam 2000 Limited and Barrick Exploration Africa Limited (2)
4.3	Letter of Intent dated January 20, 2003 between the Company and Northern Mining Explorations Ltd., as amended by Letter Agreement dated March 18, 2003 (2)
4.4	Letter of Intent dated July 21, 2003 between the Company and Ashanti Goldfields (Cayman) Limited (2)
4.8	Option Agreement dated September 7, 2004 between the Company and Northern Mining Explorations Ltd. (3)
4.9	Purchase and Sale Agreement dated September 26, 2006 between the Company and Ashanti Goldfields (Cayman) Limited (4)
4.10	Option and Royalty Agreement dated January 25, 2007 between the Company and Sloane Developments Ltd. (5)
4.12	March 27, 2009 Subscription Agreement for purchase of 248,139 common shares with James E. Sinclair (6)
4.13	February 23, 2009 Subscription Agreement for purchase of 189,036 common shares with James E. Sinclair (6)
4.14	February 1, 2009 Subscription Agreement for purchase of $3,000,000 of common shares with James E. Sinclair (6)
4.15	August 24, 2010 Subscription Agreement for purchase of 144,430 common shares with James E. Sinclair (7)
4.16	Heads of Agreement dated December 16, 2010 between the Company and State Mining Corporation (8)
4.17	Joint Venture Agreement dated October 25, 2011 between the Company and State Mining Corporation (8)
4.18	Kigosi Access Agreement dated December 10, 2012 between the Company and The Director of Wildlife, Wildlife Division, Ministry of Natural Resources and Tourism (10)
4.19	Securities Purchase Agreement dated December 9, 2014 with JGB (Cayman) Weston Ltd. (11)
4.20	Registration Rights Agreement dated December 9, 2014 with JGB (Cayman) Weston Ltd. (11)
4.21	8% Original Issue Discount Senior Convertible Debenture to JGB (Cayman) Weston Ltd. (11)
4.22	Escrow Agreement dated December 9, 2014 with JGB (Cayman) Weston Ltd. and Wells Fargo Bank, National Association (11)
4.23	Common Stock Purchase Warrant dated Decemer 9, 2014 to JGB (Cayman) Weston Ltd. (11)

4.24

Continuing Guaranty from Itetemia Mining Company Limited, Lunguya Mining Company Ltd., Tancan Mining Company Limited, Tanzania American International Development Corporation 2000 Limited, Buckreef Gold Company Limited and Northwest Basemetals Company Limited  (11)

4.25	Secured Gold Loan Agreement dated June 22, 2015 with Hoffman Heritage Ranches LLC (12)
4.26	Secured Gold Loan Agreement dated June 22, 2015 with William L. Holter (12)
4.27	Secured Gold Loan Agreement dated October 19, 2015 with Edward F. Marin Family LLC *
4.28	Secured Gold Loan Agreement dated October 19, 2015 with David Ponelli *
4.29	Secured Gold Loan Agreement dated May 16, 2016 with Structural Logistics, LLC *
4.30	Secured Loan Agreement dated May 16, 2016 with William L. Holter *
4.31	Secured Gold Loan Agreement dated June 27, 2016 with Edward F. Marin Family LLC *
4.32	Secured Gold Loan Agreement dated June 28, 2016 with David Ponelli *
4.33	Loan Agreement dated June 30, 2016 with David Schectman *
4.34	Securities Purchase Agreement dated September 1, 2016 (13)
4.35	Registration Rights Agreement (13)
8.1	List of Subsidiaries *
12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act *
12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act *
13.1	Certification under Section 1350 *
15.1	Consolidated Financial Statements for the years ended August 31, 2016 and 2015 *
15.2	Management’s Discussion and Analysis for the years ended August 31, 2016 and 2015 *
15.3	Consent of DMCL Chartered Professional Accountants LLP dated November 25, 2016 *
15.4	Consent of Ernst & Young LLP, Chartered Professional Accounants, dated November 25, 2016 *
15.5	Item 16F Confirmation Letter from Ernst & Young LLP, Chartered Professional Accountants, dated November 5, 2016

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

(10)

Previously filed with the SEC on Form 20-F Annual Report on November 15, 2013

(11)

Previously filed with the SEC on Form 6-K filed on December 15, 2014

(12)

Previously filed with the SEC on Form 20-F/A Annual Report on April 11, 2016

(13)

Previously filed with the SEC on Form 6-K filed on September 7, 2016

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date

November 25, 2016

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:	“James E. Sinclair”
James E. Sinclair,
President and Chief Executive Officer
(Principal Executive Officer”)