Form 20-F
period 2017-08-31
TANZANIAN ROYALTY EXPLORATION CORP
filed 2017-11-29
CIK 1173643

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________________

FORM 20-F

_________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2017

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

ALBERTA, CANADA

(Jurisdiction of Incorporation or Organization)

82 Richmond Street East, Suite 200,

Toronto, Ontario

M5C 1P1

(Address of Principal Executive Offices)

James Sinclair

President and Director

Tanzanian Royalty Exploration Corporation

82 Richmond Street East

Toronto, Ontario

M5C 1P1

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 121,784,619. (as of August 31, 2017)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Large accelerated filer ☐      Accelerated filer ☐      Non-accelerated filer ☒

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes      ☒ No

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

- i -

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

A.       Selected Financial Data

The audited financial statements for the Company’s fiscal years ended August 31, 2017, 2016, 2015, 2014 and 2013 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The following selected financial data is based on financial statements prepared in accordance with IFRS and is presented for the five most recent financial years. Unless stated otherwise, reference to dollar amounts shall mean Canadian dollars.

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

The following is a summary of certain selected financial information for the Company’s five most recently completed fiscal years (in Canadian dollars, except number of shares):

	2017($)	2016($)	2015($)	2014($)	2013($)
Operations:

Revenues	$--	$--	$--	$--	$-

Net loss	(6,434,112)	(12,781,902)	(8,995,697)	(2,416,265)	(3,225,998)

Basic and diluted loss per share	(0.05)	(0.12)	(0.09)	(0.02)	(0.03)

7

	2017	2016	2015	2014	2013
Balance sheet:

Working Capital (deficiency)	(6,552,376)	(11,836,214)	(4,684,253)	1,325,667	5,416,104

Total Assets	51,353,088	49,885,545	53,108,859	52,792,901	58,193,340

Net Assets	36,254,043	35,156,483	46,072,190	51,503,996	52,319,699

Share Capital	125,174,377	122,380,723	120,532,634	117,153,440	115,614,202

Number of Shares	121,784,619	109,068,492	107,853,554	101,325,880	100,922,582

Deficit	96,566,577	90,600,819	77,970,955	69,095,649	67,117,263

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars (“CDN”) and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1):

Year Ended: August 31	Average	Period End	High	Low
2017	1.3205	1.2535	1.3726	1.2471
2016	1.3261	1.3122	1.4592	1.2544
2015	1.2109	1.3223	1.3301	1.0862
2014	1.0777	1.0858	1.1251	1.0237
2013	1.011	1.0554	1.0578	0.971

The following table sets forth the high and low exchange rate for the past six months. As of August 31, 2017, the exchange rate was CDN $1.2535 for each US$1.00.

Month	High	Low
October 2017	1.2893	1.2472
September 2017	1.2480	1.2128
August 2017	1.2755	1.2482
July 2017	1.2982	1.2447
June 2017	1.3504	1.2977
May 2017	1.3743	1.3446

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

Risks relating to the Company

Risks Relating to the Company

The Company has decided to begin production at the Buckreef Project after preparing an NI43-101 compliant Mining Feasibility Report published in April 2017. The production plans contained therein include process plant schedule and financial analysis projections for the Buckreef encompassing the Buckreef Main, South, Eastern Porphyry, Bingwa and Tembo deposits. Management has recommended immediate implementation of the mining and processing plan once the renewal certificate has been received from the Ministry of Mines. The Mining Feasibility report as published is the bankable feasibility study that may be subject to future unforeseen risks.

The Company has decided to begin production at the Buckreef Project based on the latest and comprehensive pit-design optimized mining feasibility study or bankable feasibility study, which is a more common practice within the mining industry, and therefore may subject it to some unforeseen business risks.  The Company’s decision to begin production at the Buckreef Project was based on prior historical and current information, drilling programs, modeling, and positive metallurgical testing.  Therefore, its decision to begin production at the Buckreef Project was based on detailed information which may or may not be representative of information regarding the mine based on the latest independent and comprehensive study results that were published in April 2017.  In addition, basing its decision to begin production on this updated information may make the Company susceptible to risks, including:

  certain difficulties in obtaining expected metallurgical recoveries when scaling up to production scale;

  the preliminary nature of mine plans and processing concepts and applying them to full scale production;

  determining operating/capital costs estimates and possible variance associated with constructing, commissioning and operating the Buckreef facilities based on limited information;

  that metallurgical testing is always in development and may not be representative of results of all the deposits that make up the Buckreef Project; and

  that the Company may have underestimated capital and operating costs despite the independent and comprehensive bankable mining feasibility study.

The Company has incurred net losses since its inception and expects losses to continue.

The Company has not been profitable since its inception. For the fiscal year ended August 31, 2017, the Company had a net loss of $6,434,112 and an accumulated deficit on August 31, 2017 of $96,566,577. The Company has never generated revenues and does not expect to generate revenues from operations until one or more of its properties are placed in production. There is a risk that none of the Company’s properties will be placed in production.

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

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management including James E. Sinclair, President and Director, former Chief Executive Officer. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not have employment contracts with the President and Chief Executive Officer. The Company maintains key-man life insurance on the President and Chief Executive Officer.

The Company will need additional capital.

As at August 31, 2017, the Company had cash and cash equivalents of $1,011,293 costs to fund its plan of operations and may need to raise additional capital. Ultimately, the Company’s ability to continue its exploration activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing agreements or some combination of these or other means. Further the raising of additional capital by the Company may dilute existing shareholders.

Substantial doubt about the Company’s ability to continue as a going concern.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2017, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in 2018 in order to continue development and construction of the Buckreef Project. Furthermore, the Company is currently negotiating project financing terms with a number of lending institutions, which the Company believes will result in the Company obtaining the project financing required to fund the construction of the Buckreef Project. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

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

The Company may be affected in varying degrees by political stability and government regulations relating to the mining industry and foreign investment in Tanzania. The government of Tanzania may institute regulatory policies that adversely affect the exploration and development (if any) of the Company’s properties. Any changes in regulations or shifts in political conditions in this country are beyond the control of the Company and may materially adversely affect its business. Investors should assess the political and regulatory risks related to the Company’s foreign country investments. The Company’s operations in Tanzania are also subject to various levels of economic, social and other risks and uncertainties that are different from those encountered in North America. The Company’s operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, restrictions on foreign exchange and repatriation, income taxes, expropriation of property, environmental legislation and mine safety. Other risks and uncertainties include extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, risks of war or civil unrest, government and civil unrest, regional expropriation and nationalization, renegotiation or nullification of existing concessions, licences, permits and contracts, artisanal mining, corruption, hostage taking, civil war and changing political conditions and currency controls. Infectious diseases (including Ebola virus, malaria, HIV/AIDS and tuberculosis) are also major health care issues where the Company operates.

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

Civil disturbances and criminal activities such as trespass, artisanal mining, theft and vandalism may cause disruptions at the Company’s operations in Tanzania which may result in the suspension of operations. There is no guarantee that such incidents will not occur in the future. Such incidents may halt or delay exploration, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties. The manner in which the Company’s personnel respond to civil disturbances and criminal activities can give rise to additional risks where those responses are not conducted in a manner that is consistent with international standards relating to the use of force and respect for human rights. The failure to conduct security operations in accordance with these standards can result in harm to employees or community members, increase community tensions, reputational harm to the Company and its partners or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties. It is not possible to determine with certainty the future costs that the Company may incur in dealing with the issues described above at its operations.

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

The principal executive office of the Company is located at 82 Richmond Street East, Toronto, Ontario, M5C 1P1, Canada, and its telephone number is (860) 355-3253.

For the year ended August 31, 2017, the Company reported a net loss of $6,434,112. Included in the net loss is $124,717 of mineral properties and deferred exploration expenses that was written off relating to abandoned mineral properties. The Company incurred deferred exploration expenditures of $1,242,162 during the year ended August 31, 2017.

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

Significant Acquisitions and Significant Dispositions

The Company’s principal capital expenditures and divestitures (including interests in other companies and amounts invested) for the last three fiscal years are described as follows:

The Company awarded a contract to Venmyn Independent Projects (Pty) Limited, a subsidiary of Venmyn Rand (Pty) Limited, to undertake an update of the 21 August 2012 National Instrument 43-101 Independent Technical Report on the Buckreef Project in Tanzania. The updated report is dated February 24, 2014 (the “Updated Buckreef Technical Project”) and it was filed on SEDAR on February 24, 2014. See “Mineral Properties”. Further to this, the Company awarded another contract to MaSS Resources Pvt Ltd of Tanzania to undertake an NI43-101 Compliant updated Buckreef Pit Optimized Resource Technical Mining Feasibility Report that was completed and published on 5th April 2017. Major Assumptions in the report included a gold price of $1250/oz, an effective Tax Rate of 15.25%; a Royalty Rate of 4.3%; transport refining cost of $15.00/oz Au and discount rate of 5%.

The Company wound down the pilot heap leach and Carbon-in-Column pilot ore processing program at its Buckreef redevelopment gold project, located in the Lake Victoria Goldfields of Tanzania in September 2016. In addition, the Company has also completed a significant portion of the Buckreef main Pit preparation, including grade control drill-hole marking and surveying, road detour surveys and cost estimations, Tailings Storage Facility site preparation, installation of the process plant crusher circuit, Carbon-in-Column process plant designs and site plan designs. The Company also produced an updated internal report on the financial projections for the Buckreef Mine Closure Conceptual Plan.

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

Highlights for the year ended August 31, 2017

Financial:

•	Subsequent to the period, the Company received loans in the amount of US$339,710 maturing in 1 year with a right to extend by 1 additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender. The convertible loan may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of US$0.36 per share. Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.36 per share.

•	In connection with the loans, the Company paid a finder’s fee via the issuance of an aggregate of 214,864 common shares.

•	The Company also entered into extension agreements in regards to USD$1,530,000 in gold loans closed on June 22, 2015, extending the term by one year to June 22, 2018, but modifying no other terms of the 2015 loans.

•	During the year ended August 31, 2017, the Company received loans in the amount of US$884,078 with a one year term with a right to extend by 1 additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender. The convertible loans may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of US$0.36 – US$0.38 per share. Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.34 – US$0.36 per share.

In connection with the loans, the Company paid a finder’s fee via the issuance of an aggregate of 132,577 common shares with a value of $92,805.

•	On July 19, 2017, the Company settled $63,075 (US$50,000) of principal amount of outstanding loans through the issuance of 83,333 shares with a value of $49,166 resulting on a gain on settlement of $13,909.

•	On September 1, 2016, the Company closed the first tranche of a $5 Million private placement of securities with Crede CG III, Ltd.

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

Buckreef Project: Mine Development and Operations

Q1_2017 (September 2016 – November 2016)

  The Company successfully completed the renewal application process for the 12 Buckreef_Buziba project Prospecting Licenses (PLs). Renewal certificates for all 12 PLs were received after successful payment of the annual rental fee payments for the period 2016-2017.
  The company also successfully engaged with the Mining Commissioner on requested additional technical information related to the renewal application for the Buckreef Special Mining License (SML04/92).
  The company also engaged a local Tanzanian consultant group, MaSS Resources Consulting Company who commenced the Review and Update of the Buckreef Preliminary Economic Assessment Report (published in 2012 & 2014) by Venmyn Deloite Resource Consultants Ltd. of SA into an NI43-101 compliant Buckreef Technical Mining Feasibility Report.

Q2_2017 (December 2016 – February 2017)

  The Company received the Buckreef Gold Mine Company Environmental Management Plan Upgrade certification from NEMC.
  The company also received the Buckreef SML04/92 Special Mining Licence Renewal offer letter from the Ministry of Energy & Minerals. Renewal period was for a further 10 years to 2027. Annual rental fees for the SML were paid upfront to June 2018 as per regulations.
  MaSS Resources in consultation with company qualified technical persons, continued work on updating the Buckreef Technical Mining Feasibility Report.
  The National Audit Office of Tanzania (NAOT) team led by the Deputy Auditor General and in the company of senior personnel from Stamico audited the Buckreef Project JV working partnership and current status.
  Stamico MD made a presentation to the relevant Parliamentary Committee overseeing all government related JV projects in Tanzania to brief the government on project status.
  Emisha Mining Solutions, a South African based consultant company continued work on the new CIL process plant design.

Q3_2017 (March 2017 – May 2017)

  The Company received a letter of notification requesting the presence of Chairman and CEO to attend the official signing ceremony for the Buckreef renewal certificate issuance which was scheduled to be held at Dodoma on 7th March 2017. Ceremony was however postponed indefinitely as the Minister was busy with other issues.
  In addition, the company hosted a delegation of MPs that make up the Parliamentary Mining Audit Committee (PMAC) on Energy & Minerals at Buckreef on 22nd March 2017 whose task was to assess the Buckreef Gold project re-development progress since the signing of the Tanzam2000 and State Mining Corporation Joint Venture Agreement in October 2011.
  Ground-work on the Buckreef project resumed with the main activity being marking and initial clearing of the site covered by the Buckreef main pit outline.
  Site marking and survey pick-ups of the planned Grade Control drill-holes commenced.
  The company also completed and successfully published the NI43-101 Compliant updated Buckreef Pit Optimized Resource Technical Mining Feasibility Report during the quarter.

Q4_2017 (June 2017 – August 2017)

  Tanzania suspended granting of new mining licenses and froze the renewal of expired mining permits until further notice under their new legislative changes that seek to enable the government to re-negotiate of Mining Developments Agreements among other things.
  The company successfully completed ground clearing and surveying the demarcated Buckreef mega-pit outline.
  In addition, all the proposed Grade Control drill collars were marked and surveyed covering the entire Buckreef mega-pit site.
  The company also commenced ground clearing of the two sites proposed for the construction of the tailings storage facility (TSF) for the Buckreef mining operation.
  The company also commenced work on an updated internal report on the financial projections for the Buckreef Mine Closure Conceptual Plan.
  Artisanal mining activities at the Buziba, Eastern Porphyry Prospect, Bingwa Prospect, Kihesa Area and Tembo North have persisted throughout the 4th quarter as efforts to evict the artisanal miners from these areas have been unsuccessful and/or tied up by local government authorties to the issue of the outstanding land compensation for house-holders within the special mining license.

Exploration

Following the Company’s decision to include mine development to its strategy of generating maximum revenue from its extensive portfolio of properties and with the rising costs of maintaining prospecting and other licenses in Tanzania, management decided to review, revamp and clean up the TRX PL portfolio with a view to discard certain licenses and/or alternatively farm them out in JV packages.

A detailed in-house geological review reports on each respective project area and its potential for discovery of gold mineralization were reviewed by the Executive Technical team and their recommendations are now being implemented. The in-house review of all the company’s various Prospecting License (PL) holdings established three project categories Retention, Joint venture & Discard/Abandon as described in the respective sections below:

Projects/Licenses to Retain (Mining projects)

  Buckreef – 12 PLs & 1 SML
  Buziba – 1 PL
  Itetemia – 8 PLs & 1 ML (Application)
  Kigosi – 13 PLs & 1 ML
  Luhala – 2 PLs

Five (5) critical target projects were identified as Buckreef project, Buziba project, Kigosi project, Itetemia project and Luhala project. The Buziba project was traditionally lumped up under Buckreef project in previous annual reports but will now be treated as a standalone project. Brief descriptions of PL holdings and financial obligation status for each respective project area as of 31st August 2017 are summarized in the sections below.

Buckreef Project

The Buckreef Project is in the Geita District of the Geita Region south of Lake Victoria, some 110km southwest of the city of Mwanza (see Figure, overleaf). The project area can be accessed by ferry across Smiths Sound, via tarred national road and thereafter via unpaved but well-maintained gravel roads. The Project comprises five prospects namely Buckreef, Bingwa, Tembo, Eastern Porphyry and Buziba. The Buckreef prospect encompasses three ore zones namely Buckreef South, Buckreef Main and Buckreef North. The Project is fully-licensed for mining and extraction of gold.

The following cumulative work was completed up to 31st August 2017:

  No mining or ore processing activities conducted at the Buckreef project during the year. Status of the project for the year-ended 31st August 2017 is still care and maintenance while we wait for the issuance of the renewed SML certificate.
  Historical cumulative total ore mined from the Buckreef South pilot pit as of 31st August 2017 remains at 119,725.59t averaging 1.86g/t Au with total contained metal ounces of 7,161.24.
  The disposition of the Ore stockpiled as of 31st August 2017, remains as follows: ROMPAD: 72,315.66t @1.39g/t Au (3,237.96 Ozs); Pad#1: 20,931.75t @2.29g/t Au (1,541.77 Ozs); Pad#2: 12,943.78t @2.78g/t Au (1,155.55 Ozs); Pad#3: 9,237.90t @ 3.85g/t Au (1,143.49 Ozs) & Crusher Pad: 4,245t @ 3.86 g/t Au (526.62 Ozs).
  An NI43-101 Compliant updated Buckreef Pit Optimized Resource Technical Mining Feasibility Report was completed and published. Major Assumptions in the report included a gold price of $1250/oz, an effective Tax Rate of 15.25%; a Royalty Rate of 4.3%; transport refining cost of $15.00/oz Au and discount rate of 5%.

The Study results reflect the continued refinement of pit optimized mining reserves, mine production schedule, process plant ore feed schedule and financial projections & analysis based on comprehensive cost estimations for process plant (design, fabrication, construction and operation) and mining (equipment purchase and mine production) on the Buckreef Project. Major highlights are:

•	Conventional open pit mining methods selected in pit designs.
•	Over LoM, a total of 17.49Mt of ore with a strip ratio of 8.1:1 will be mined.
•	Pre-existing stockpile (ROMPAD) ore totaling 119,726t grading 1.89g/t to be used for process plant commissioning.
•	1.064Moz of gold mined over the life of the project.
•	Recoveries of 89% for primary ore and 93%for saprolite ore, utilizing a simple EDS comminution, flotation and leaching process with gravity recovery circuit for free Au component collection.
•	0.91Moz of gold will be produced over the life of the project.
•	Initial capital cost outlay estimated at US 32.5 Million with a Life of mine cost over the three phases of $59.6 million and sustaining capital, excluding closure costs.
•	Cash operating costs of $696/oz produced equivalent US $35.95 per tonne milled.
•	Generation of a positive NPV of $243 million at a 5% discount rate and an IRR of 53.7%

Buziba Project

The Buziba Project comprises a single prospecting license (PL6545/2010) located some 25km east of the Buckreef project in the Geita district (see Figure, overleaf). The project area can be accessed from Buckreef via unpaved and poorly maintained gravel roads. The Project is a pre-development stage medium grade gold deposit and principal host lithologies include basalt, co-magmatic dolerite and a suite of intrusive quartz-albite felsic porphyries. Gold mineralization associated with shear-hosted vein quartz arrays in meta-basalts and as extensive stock works in the felsic porphyries. Geometry of the mineralization is highly irregular, forming a zone 200m thick and extending E-W for at least 2,500m.

Based on an NI43-101 compliant Preliminary Economic Report published in 2012 and subsequently in 2014, the global gold resources (Measured, Indicated & Inferred) estimated over approximately 2.5km strike length and to a depth of 230 metres below surface amounts to 29Mt@1.04g/t containing 984,144ozs of gold.

During the reporting period, no fieldwork was conducted in the project area.

License Holding and Status (Buckreef & Buziba)

At the end of Q4_2017, the Buckreef and Buziba projects had 13 PLs and 1 SML covering a surface area of 95.40km2. The license status and statutory liabilities for the two projects are as shown in the table below:

Book #	Licence Name	PL_ID	Application Date	Granted Date	Rent Paid To	Renewal Submission Date	Expiry Date	Area (km2)	Status	Company_ID	Application Fee (US$)	Preparation Fee (US$)	Annual Rent (US$- 2014/15)	Annual Rent (US$- 2015/16)	Annual Rent (US$- 2016/17)	Annual Rent (US$- 2017/18)	Total (US$)	Comment
288	Nyambale (2) Busanda	PL6427/10	12-Mar-10	21-Jun-10	20-Jun-17	20-May-18	20-Jun-18	2.1	Active	Buckreef							0.0	Paid up to 2018
289	Mabamba	PL6428/10	12-Mar-10	21-Jun-10	20-Jun-17	20-May-18	20-Jun-18	3.0	Active	Buckreef							0.0	Paid up to 2018
295	Rwamagaza North	PL6429/10	12-Mar-10	21-Jun-10	20-Jun-17	20-May-18	20-Jun-18	20.0	Active	Buckreef							0.0	Paid up to 2018
291	Rwamagaza West	PL6430/10	12-Mar-10	21-Jun-10	20-Jun-17	20-May-18	20-Jun-18	8.9	Active	Buckreef							0.0	Paid up to 2018
290	Nyamalimbe (2) Geita	PL6431/10	12-Mar-10	21-Jun-10	20-Jun-17	20-May-18	20-Jun-18	2.7	Active	Buckreef							0.0	Paid up to 2018
294	Rwamagaza South	PL6432/10	12-Mar-10	21-Jun-10	20-Jun-17	20-May-18	20-Jun-18	2.0	Active	Buckreef							0.0	Paid up to 2018
293	Rwamagaza South	PL6544/10	30-Mar-10	12-Jul-10	11-Jul-17	11-Jun-18	11-Jul-18	2.6	Active	Buckreef							0.0	Paid up to 2018
284	Buziba	PL6545/10	30-Mar-10	12-Jul-10	11-Jul-17	11-Jun-18	11-Jul-18	5.3	Active	Buckreef							0.0	Paid up to 2018
292	Rwamagaza	PL6546/10	30-Mar-10	12-Jul-10	11-Jul-17	11-Jun-18	11-Jul-18	17.4	Active	Buckreef							0.0	Paid up to 2018
285	Buseresere	PL6547/10	30-Mar-10	12-Jul-10	11-Jul-17	11-Jun-18	11-Jul-18	5.3	Active	Buckreef							0.0	Paid up to 2018
287	Nyambare Boss-Reef	PL6548/10	30-Mar-10	12-Jul-10	11-Jul-17	11-Jun-18	11-Jul-18	1.9	Active	Buckreef							0.0	Paid up to 2018
286	Nyamalimbe	PL6549/10	30-Mar-10	12-Jul-10	11-Jul-17	11-Jun-18	11-Jul-18	2.7	Active	Buckreef							0.0	Paid up to 2018
381	Rwamagaza N., Geita	PL9968/14	21-Oct-13	10-Jul-14	9-Jul-17	9-Jun-23	9-Jul-23	5.6	Active	Buckreef							0.0	Paid up to 2018
296	Buckreef SML	SML04/92	12-Jun-00	12-Jun-00	11-Jun-17	11-Jun-26	11-Jun-27	16.0	Active (No SML cert)	Buckreef							0.0	Paid up to 2018
						TOTAL		95.38			0.00	0.00	0.00	0.00	0.00	0.00	0.00
						PENALTY (50%)							0.00	0.00
						GRAND TOTAL		95.38			0.00	0.00	0.00	0.00	0.00	0.00	0.00

•	PL and SML annual fees for 2017/2018 paid up.
•	The Buckreef Renewal Licence SML04/92 certificate issuance ceremony was postponed indefinitely by the Ministry of Energy and Minerals (MEM) after the Minister failed to sign the document as planned on 7th March 2017.

Itetemia Project

The Itetemia gold deposit includes the mineral resources of the Golden Horseshoe Reef (“GHR”), and is an advanced stage exploration project focusing on the development of the GHR. A total of 9,833m of diamond core drilling (51 holes) and 8,339m of RC drilling (138 holes) was completed on the project. Modeling and processing of assay results from both the core drilling and RC drilling so far completed over the GHR and surrounding areas culminated in the estimation of the following Mineral Resources by CSA Australia Pty (Ltd) (“CSA”). The gold resource numbers for the GHR are as at 30th May 2016 using a cut-off grade of 1.0g/t: -

The process to convert the PL covering the Horseshoe Gold Prospect at Itetemia into a Mining License (ML) commenced on 4th November 2015. The Company re-submitted all documentation required for the conversion of the Itetemia PL into a Mining License at the request of the relevant authorities in the Ministry of Mines. A follow up on the Mining License renewal shows that the application is still under review.

As of the 31st August 2017, the retained portion of the Itetemia project area has 8 active PLs and 1 ML application all covering a surface area of 41.23km2. The Itetemia Project license status and statutory liabilities are as shown in the table below:

Book #	Licence Name	PL_ID	Application Date	Granted Date	Rent Paid To	Renewal Submission Date	Expiry Date	Area (km2)	Status	Company_ID	Application Fee (US$)	Preparation Fee (US$)	Annual Rent (US$- 2014/15)	Annual Rent (US$- 2015/16)	Annual Rent (US$- 2016/17)	Annual Rent (US$- 2017/18)	Total (US$)	Comment
	Itetemia ML	App no/01722	04-Nov-15					4.99	Application	Tancan						14,970.00	14,970.00	Application under review
253	Itetemia	PL6059/2009	18-May-07	03-Dec-09	30-Dec-16	30-Nov-17	30-Dec-17	9.24	Active	Tancan					1,848.00		1,848.00	Renewal Applic due Nov 2017
261	Itetemia	PL6520/2010	01-Nov-07	13-Aug-10	12-Aug-16	12-Jul-16	12-Aug-16	4.32	Pending Renewal	Tanzam		500.00			648.00		1,148.00	Renewal Applic submitted
104	Itetemia	PL8638/2012	02-Nov-10	21-Dec-12	20-Dec-15	20-Nov-16	20-Dec-16	4.21	Pending Renewal	Tancan		500.00		421.00	421.00		1,342.00	Renewal Applic submitted
322	Itetemia	PL8661/2012	18-May-09	24-Dec-12	23-Dec-15	23-Nov-16	23-Dec-16	4.62	Pending Renewal	Tancan		500.00		462.00	462.00		1,424.00	Renewal Applic submitted
341	Itetemia	PL8958/2013	14-Jun-10	08-Feb-13	7-Feb-16	07-Jan-17	07-Feb-17	2.27	Pending Renewal	Tancan		500.00			227.00		727.00	Renewal Applic submitted
84	Itetemia	PL9198/2013	19-Sep-11	21-Jun-13	20-Jun-16	20-May-17	20-Jun-17	4.62	Active	Wakawaka	300.00				462.00		762.00	Renewal Applic overdue May 2017
357	Itetemia	PL9229/2013	16-Jun-08	21-Jun-13	20-Jun-16	20-May-17	20-Jun-17	4.69	Active	Tancan	300.00				469.00		769.00	Renewal Applic overdue May 2017
166	Itetemia	PL9374/2013	15-Oct-12	04-Oct-13	3-Oct-16	03-Sep-17	03-Oct-17	2.27	Active	Tanzam	300.00				227.00		527.00	Renewal Applic due Sept 2017
						TOTAL		41.23			900.00	2,000.00	0.00	883.00	4,764.00	14,970.00	22,990.00
						PENALTY (50%)							0.00	441.50	2,382.00		11,495.00
						GRAND TOTAL		41.23			900.00	2,000.00	0.00	1,324.50	7,146.00	14,970.00	34,485.00

  All the Itetemia PLs nominated for retention by the company have outstanding annual fee payments as shown above.
  Two (2) PLs expired in June 2017 and applications for renewal are now overdue while one (1) PL will expire in October 2017 and is now due for renewal application submission.
  Renewal applications for 4 of the critical licenses are still being processed and application fee payment was completed and posted online. We now await offer letters.
  The ML application is still under review for close to 2 years now and no response on the delayed application have been received from MEM offices. The ML application covers three (3) licenses viz 9198/2013, 9229/2013 & 9374/2013 that have now also expired or are soon to expire.

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

Gold Mine development plans at Kigosi continue to be shelved mainly since under the 2010 Mining Act, only exploration and mining of energy minerals, including uranium, gas and petroleum is permitted in any game reserve. Historical exploration on the project established a resource as shown in table below.

Kigosi Gold Project: Historical published Resource/Reserve results

The table below shows the status (as of 31st August 2017) of the Kigosi Project license portfolio (identified as critical to the project) has 13 active PLs and 1 ML all covering a surface area of 177.01km2. The license status and statutory liabilities are as shown in the table below:

Kigosi Gold Project PL Portfolio Status – PLs Proposed for Retaining

Book #	Licence Name	PL_ID	Application Date	Granted Date	Rent Paid To	Renewal Submission Date	Expiry Date	Area (km2)	Status	Company_ID	Application Fee (US$)	Preparation Fee (US$)	Annual Rent (US$- 2014/15)	Annual Rent (US$- 2015/16)	Annual Rent (US$- 2016/17)	Annual Rent (US$- 2017/18)	Total (US$)	Comment
368	Kigosi	ML 496/2013	09-Nov-12	11-Oct-13	10-Oct-14	10-Oct-21	10-Oct-23	9.91	Active	Tanzam						29,730.00	29,730.00	Paid up?
379	Kigosi	PL 9712/2014	25-Feb-11	08-May-14	7-May-15	07-Apr-18	07-May-18	13.97	Active	Pamwe Tutafika				2,794.00	2,794.00	2,794.00	8,382.00	Outstanding payments
162	Kigosi	PL10140/2014	22-Aug-12	29-Aug-14	28-Aug-15	28-Jul-18	28-Aug-18	2.49	Active	Tancan				498.00	498.00	498.00	1,494.00	Outstanding payments
382	Kigosi	PL10169/2014	02-May-13	29-Aug-14	28-Aug-15	28-Jul-18	28-Aug-18	12.16	Active	Tancan				2,432.00	2,432.00	2,432.00	7,296.00	Outstanding payments
20	Kigosi	PL10170/2014	15-Oct-13	29-Aug-14	29-Aug-15	28-Jul-18	28-Aug-18	14.9	Active	Tanzam				2,980.00	2,980.00	2,980.00	8,940.00	Outstanding payments
385	Kigosi	PL10171/2014	13-Dec-13	29-Aug-14	28-Aug-15	28-Jul-18	28-Aug-18	22.69	Active	Tanzam				4,538.00	4,538.00	4,538.00	13,614.00	Outstanding payments
216	Kigosi	PL10184/2014	15-Oct-13	29-Aug-14	28-Aug-15	28-Jul-18	28-Aug-18	19.5	Active	Tanzam				3,900.00	3,900.00	3,900.00	11,700.00	Outstanding payments
159	Kigosi	PL10277/2014	22-Aug-12	25-Sep-14	26-Sep-15	24-Aug-18	24-Sep-18	21.18	Active - In Default	Tancan					4,236.00	4,236.00	8,472.00	Outstanding payments
45	Kigosi	PL6273/2009	05-Dec-08	31-Dec-09	30-Dec-14	30-Nov-17	30-Dec-17	5.44	Active	Tanzam			1,088.00	1,088.00	1,088.00		3,264.00	Renewal Applic due Nov 2017
264	Kigosi	PL6564/2010	22-Apr-08	13-Aug-10	12-Aug-15	12-Jul-16	12-Aug-16	20.46	Active	Tancan	300.00	500.00		4,092.00	4,092.00		8,984.00	Renewal Applic overdue July 2016
339	Kigosi	PL8921/2013	22-Apr-10	08-Feb-13	7-Feb-15	07-Jan-17	07-Feb-17	2.95	Active-Expired	Tancan	300.00	500.00		590.00	590.00		1,980.00	Renewal Applic overdue Jan 2017
338	Kigosi	PL8925/2013	22-Apr-10	08-Feb-13	7-Feb-15	07-Jan-17	07-Feb-17	21.65	Active-Expired	Tancan	300.00	500.00		4,330.00	4,330.00		9,460.00	Renewal Applic overdue Jan 2017
330	Kigosi	PL8938/2013	22-Apr-08	08-Feb-13	7-Feb-15	07-Jan-17	07-Feb-17	5.51	Active-Expired	Tancan	300.00	500.00		1,102.00	1,102.00		3,004.00	Renewal Applic overdue Jan 2017
96	Kigosi	PL9785/2014	01-Mar-12	05-Jun-14	4-Jun-15	04-May-18	04-Jun-18	4.2	Active	Tancan				840.00	840.00	840.00	2,520.00	Outstanding payments
						TOTAL		177.01			1,200.00	2,000.00	1,088.00	29,184.00	33,420.00	51,948.00	66,892.00
						PENALTY (50%)							15,409.00	14,592.00	16,710.00		46,711.00
						GRAND TOTAL		177.01			1,200.00	2,000.00	16,497.00	43,776.00	50,130.00	51,948.00	113,603.00

•	All the Kigosi PLs nominated for retention by the company have outstanding annual fee payments.
•	Kigosi ML payments all up to date and the 2017/2018 annual fees are due in October 2017.
•	PLs highlighted in red text have technically expired and no renewal application has been submitted due to the outstanding annual fee payments and prevailing uncertainty with the new laws enacted recently with especial reference to game reserves.

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

Luhala Gold Project: Historical published exploration results

The process of selecting a consultant to carry out feasibility study at the Luhala gold project has been completed and once funds are available the contract to engage the consultant to carry out the study will be signed to initiate the FS study works.

At the end of this reporting quarter critical Luhala project area had 2 PLs covering a surface area of 17.31km2. The Luhala Project license status and statutory liabilities are as shown in the table below:

Luhala Gold Project PL Portfolio Status - PLs Proposed for Retaining

Book #	Licence Name	PL_ID	Application Date	Granted Date	Rent Paid To	Renewal Submission Date	Expiry Date	Area (km2)	Status	Company_ID	Application Fee (US$)	Preparation Fee (US$)	Annual Rent (US$- 2014/15)	Annual Rent (US$- 2015/16)	Annual Rent (US$- 2016/17)	Annual Rent (US$- 2017/18)	Total (US$)	Status
340	Luhala	PL8937/2013	14-Jun-10	08-Feb-13	07-Feb-15	07-Jan-17	07-Feb-17	3.45	Pending Renewal	Tanzam		500.00					500.00	Application submitted
102	Luhala	PL5278/2009	15-Jun-10	13-Feb-09	12-Feb-15	12-Jan-17	12-Feb-17	13.86	Pending Extension	Tancan		500.00					500.00	Application submitted
						TOTAL		17.31			0.00	1,000.00	0.00	0.00	0.00		1,000.00
						PENALTY (50%)								0.00	0.00		0.00
						GRAND TOTAL		17.31			0.00	1,000.00	0.00	0.00	0.00		1,000.00

•	Payment of outstanding annual fees for the critical Luhala PLs was completed as one of the conditions to submit renewal or extension applications.
•	Online renewal application for PL8937/2013 was successfully lodged on the MEM portal. Application fee payment has been done and posted inline.
•	Response from MEM awaited.

As of 31st August 2017, the Projects to Retain license portfolio’s outstanding and current financial liabilities and obligations arising from unpaid rents including the penalties are US$125,974 as summarized in the table below.

Liabilities - PLs to Retain (Mining Projects)

Projects Licenses to Joint Venture

  Biharamulo – 6 PLs
  Lunguya – 8 PLs
  Manonga – 6 PLs
  Ushirombo – 2 PLs

Prospecting Licenses within four project areas, identified as Biharamulo project, Lunguya project, Manonga project and Ushirombo project were selected as possible licenses to farm out in JV agreements. Brief descriptions of PL holdings and financial obligation status for each respective project area as of 31st August 2017 are summarized in the section below.

Biharamulo project area

No work done during the reporting period. Biharamulo Gold Prospect is a green-fields to brown-fields stage project focusing on the defining the mineralization along a regional WNW-ESE trending shear. Historical preliminary exploration results show a very high potential for gold mineralization associated and/or controlled by the prominent NW-SE parallel structures over a strike length of >600m covered by the cluster of 5 contiguous PLs. Joint Venture Partner for the Project are being sought.

The Biharamulo Project license status and statutory liabilities are as shown in the table below:

Biharamulo Gold Project PL Portfolio Status - PLs Proposed for JV partnerships

Book No	License Name	PL_ID	Application Date	Grant Date	Rent Paid To	Renewal Submission Date	Expiry Date	Area km2	Status	Company_ID	Application Fee (US$)	Preparation Fee (US$)	Surrender Fee (US$)	Annual Rent (US$- 2013/14)	Annual Rent (US$- 2014/15)	Annual Rent (US$- 2015/16)	Annual Rent (US$- 2016/17)	Annual Rent (US$- 2017/18)	Total (US$)	Comment
254	Biharamulo	PL6222/2009	10-May-07	31-Dec-09	30-Dec-14	30-Nov-17	30-Dec-17	25.6	Active	Tanzam					5,120.00	5,120.00	5,120.00		15,360.00	Renewal Applic due Nov 2016
9	Biharamulo	PL8914/2013	26-Mar-10	08-Feb-13	7-Feb-15	07-Jan-17	07-Feb-17	17.56	Active	Tanzam						3,512.00	3,512.00		7,024.00	Expired
378	Biharamulo	PL9672/2014	11-May-09	24-Apr-14	23-Apr-15	23-Mar-18	23-Apr-18	25.61	Active - In Default	Tanzam						5,122.00	5,122.00	5,122.00	15,366.00	Notice of default received
380	Biharamulo	PL9777/2014	02-May-13	05-Jun-14	4-Jun-15	04-May-18	04-Jun-18	24.96	Active - In Default	Tancan						4,992.00	4,992.00	4,992.00	14,976.00	Notice of default received
34	Biharamulo	PL9781/2014	10-Sep-13	05-Jun-14	4-Jun-15	04-May-18	04-Jun-18	25.59	Active	Tanzam						5,118.00	5,118.00	5,118.00	15,354.00	Overdue payments
						TOTAL		119.32			0.00	0.00		0.00	5,120.00	23,864.00	23,864.00	15,232.00	68,080.00
						PENALTY (50%)								0.00	2,560.00	11,932.00	11,932.00		26,424.00
						GRAND TOTAL		119.32			0.00	0.00	0.00	0.00	7,680.00	35,796.00	35,796.00	15,232.00	94,504.00

•	All the Biharamulo PLs nominated for potential JV partnerships by the company have outstanding annual fee payments as shown in the table above.
•	PL highlighted in red technically expired on 7th February 2017. No renewal application was submitted due to the outstanding annual fee payments. PL still considered by MEM as still registered to the company.
•	PL highlighted in purple expire in mid-2018 but due to non-payment of annual fees, we have received Notice of Default letters from MEM. The licenses will forfeit to the state if no payments are made with the statutory 3-month period.

Lunguya project area

No work done during the reporting period. Based on historical in-house exploration data, three zones were identified and are associated with extensive artisanal workings (±30 m depth), with more extensive workings at Nyamakwenge. These known gold prospects include the Nyamakwenge Reefs (NE corner of PL 6941/11); the Nyikoboko Reefs (NE corner of PL 5289/08) & NW-SE trending Shilela reef system (PLs 8940/13, 10145/14 & 9626/14). Gold occurs principally as free gold within multiple quartz veins or stock-works, often associated with felsic intrusives.

The Lunguya Project license status and statutory liabilities are as shown in the table below:

Lunguya Gold Project PL Portfolio Status - PLs Proposed for JV partnerships

Book No	License Name	PL_ID	Application Date	Grant Date	Rent Paid To	Renewal Submission Date	Expiry Date	Area km2	Status	Company_ID	Application Fee (US$)	Preparation Fee (US$)	Surrender Fee (US$)	Annual Rent (US$- 2013/14)	Annual Rent (US$- 2014/15)	Annual Rent (US$- 2015/16)	Annual Rent (US$- 2016/17)	Annual Rent (US$- 2017/18)	Total (US$)	Comment
183	Lunguya	PL10145/2014	30-Dec-12	29-Aug-14	28-Aug-15	28-Jul-18	28-Aug-18	8.53	Active	Tanzam						1,706.00	1,706.00	1,706.00	5,118.00	Overdue payments
384	Lunguya	PL10150/2014	28-Dec-11	29-Aug-14	28-Aug-15	28-Jul-18	28-Aug-18	5.68	Active	Pamwe Tutafika						1,136.00	1,136.00	1,136.00	3,408.00	Overdue payments
229	Lunguya	PL5289/2008	12-Mar-07	28-Aug-08	27-Aug-15	27-Jul-16	27-Aug-16	19.9	Active	Tanzam						3,980.00			3,980.00	Expired
28	Lunguya	PL6941/2011	15-Aug-08	28-Feb-11	28-Aug-15	27-Jan-18	27-Feb-18	17.59	Active	Tanzam						3,518.00	3,518.00	3,518.00	10,554.00	Overdue payments
332	Lunguya	PL8940/2013	31-Aug-09	08-Feb-13	7-Feb-15	07-Jan-17	07-Feb-17	8.53	Active	Tancan						1,706.00	1,706.00		3,412.00	Expired
358	Lunguya	PL9228/2013	09-Aug-10	21-Jun-13	20-Jun-15	20-May-17	20-Jun-17	8.88	Active	Tanzam						1,776.00	1,776.00		3,552.00	Expired
37	Lunguya	PL9626/2014	11-Jul-11	14-Mar-14	13-Mar-15	13-Feb-18	13-Mar-18	12.79	Active	Chomoza						2,558.00	2,558.00	2,558.00	7,674.00	Overdue payments
						TOTAL		81.90			0.00	0.00	0.00	0.00	0.00	16,380.00	12,400.00	8,918.00	37,698.00
						PENALTY (50%)								0.00	0.00	8,190.00	6,200.00		18,849.00
						GRAND TOTAL		81.90			0.00	0.00	0.00	0.00	0.00	24,570.00	18,600.00	8,918.00	56,547.00

•	All the Lunguya PLs nominated for potential JV partnerships by the company have outstanding annual fee payments as shown in the table 11a above.
•	PL highlighted in red technically expired and no renewal applications were submitted due to the outstanding annual fee payments. PL still considered by MEM as registered to the company.

Manonga project area

No work done. The Manonga Project licences are located within the Nzega Greenstone Belt of the southern margin of Lake Victoria Gold Fields. Manonga Gold Project is a greenfield gold exploration project focusing on identification of potential Golden Pride mine type mineralization in the Nzega East Goldfield and the Chomachankola artisanal workings to the south. Geophysical anomalies to the North of the Resolute Golden Pride closed mine and that at Igurubi (PL8957/2013, PL8964/13) could turn out prospective if more detailed prospecting work is completed on the area to the east.

The Manonga Project license status and statutory liabilities are as shown in the table below:

Manonga Gold Project PL Portfolio Status - PLs Proposed for JV partnerships

Book No	License Name	PL_ID	Application Date	Grant Date	Rent Paid To	Renewal Submission Date	Expiry Date	Area km2	Status	Company_ID	Application Fee (US$)	Preparation Fee (US$)	Surrender Fee (US$)	Annual Rent (US$- 2013/14)	Annual Rent (US$- 2014/15)	Annual Rent (US$- 2015/16)	Annual Rent (US$- 2016/17)	Annual Rent (US$- 2017/18)	Total (US$)	Comment
310	Manonga	PL8458/2012	17-Mar-09	16-Nov-12	16-Nov-13	15-Oct-16	15-Nov-16	5.36	Active	Tancan				536.00	536.00	536.00			1,608.00	Expired
314	Manonga	PL8475/2012	23-Dec-08	10-Dec-12	10-Dec-14	09-Nov-16	09-Dec-16	2.9	Active	Tancan					290.00	290.00			580.00	Expired
312	Manonga	PL8485/2012	18-Jul-08	10-Dec-12	10-Dec-13	09-Nov-16	09-Dec-16	13.64	Active	Tancan				1,364.00	1,364.00	1,364.00			4,092.00	Expired
	Manonga	PL8957/2013	19-Jul-10	08-Feb-13			07-Feb-17	2.37	Active	Tancan				237.00	237.00	237.00			711.00	Expired
347	Manonga	PL8964/2013	12-Jul-10	08-Feb-13	08-Feb-14	07-Jan-17	07-Feb-17	13.93	Active - In Default	Tanzam					1,398.00	1,398.00	1,398.00		4,194.00	Expired, default notice
355	Manonga	PL9035/2013	31-Dec-09	08-Apr-13	08-Apr-14	07-Mar-17	07-Apr-17	4.87	Active	Tanzam					487.00	487.00	487.00		1,461.00	Expired
						TOTAL		43.07			0.00	0.00	0.00	2,137.00	4,312.00	4,312.00	1,885.00	0.00	12,646.00
						PENALTY (50%)								1,068.50	2,156.00	2,156.00	942.50		6,323.00
						GRAND TOTAL		43.07			0.00	0.00	0.00	3,205.50	6,468.00	6,468.00	2,827.50	0.00	18,969.00

•	All the Manonga PLs nominated for potential JV partnerships by the company have outstanding annual fee payments as shown in the table above.
•	PL highlighted in red technically expired and no renewal applications were submitted due to the outstanding annual fee payments. PL still considered by MEM as registered to the company.
•	One of the PLs is also under a default notice and will forfeit as the default notice period has also matured.

Ushirombo project area

No work done. Ushirombo Gold Project is a brown field stage gold project focusing on the finding of gold deposit in the 12km long x 6km wide Ushirombo Gold Corridor in the Ushirombo area. Historical exploration work indicates that gold prospectivity in the area include anomalous au-in-soil, RAB drilling, pit sample, grab sample localities established by BEAL and TRE previous works within the Ushirombo Gold Corridor (UGC).

The Ushirombo Project license status and statutory liabilities are as shown in the table below:

Ushirombo Gold Project PL Portfolio Status - PLs Proposed for JV

Book No	License Name	PL_ID	Application Date	Grant Date	Rent Paid To	Renewal Submission Date	Expiry Date	Area km2	Status	Company_ID	Application Fee (US$)	Preparation Fee (US$)	Surrender Fee (US$)	Annual Rent (US$- 2013/14)	Annual Rent (US$- 2014/15)	Annual Rent (US$- 2015/16)	Annual Rent (US$- 2016/17)	Annual Rent (US$- 2017/18)	Total (US$)	Comment
	Ushirombo	PL8642/2012	19-Oct-10	24-Dec-12	23-Dec-14	23-Nov-16	23-Dec-16	2.37	Active	Tancan					237.00	237.00			474.00	Expired
359	Ushirombo	PL9227/2013	11-Mar-09	21-Jun-13	20-Jun-14	20-May-17	20-Jun-17	18.27	Active-in-default	Tanzam					3,654.00	3,654.00	3,654.00		10,962.00	Expired, default notice
						TOTAL		20.64			0.00	0.00	0.00	0.00	3,891.00	3,891.00	3,654.00	0.00	11,436.00
						PENALTY (50%)								0.00	1,945.50	1,945.50	1,827.00		5,718.00
						GRAND TOTAL		20.64			0.00	0.00	0.00	0.00	5,836.50	5,836.50	5,481.00	0.00	17,154.00

•	All the Ushirombo PLs nominated for potential joint venture agreements by the company have outstanding annual fee payments as shown in the table above.
•	PL highlighted in red technically expired and no renewal applications were submitted due to the outstanding annual fee payments. PL still considered by MEM as registered to the company.

One of the PLs is also under a default notice and will forfeit as the default notice period has also matured.

As of 31st August 2017, the Projects to JV license portfolio’s outstanding and current financial liabilities and obligations arising from unpaid rents including the penalties are US$182,715 as summarized in the table below.

Liabilities - PLs to JV (Exploration Projects)

Projects Licenses to Discard/Abandon

  Biharamulo – 2 PLs
  Kabanga – 2 PLs
  Kanegele – 10 PLs & 1 Application
  Kigosi – 19 PLs
  Kibara – 3 PLs
  Kongwa- 1 PL
  Luhala – 2 PLs
  Mwadui – 4 PLs
  Nzega – 2 PLs
  Nyanzaga – 2 PLs
  Tulawaka – 4 PLs
  Shinyanga – 1 PL

Prospecting Licenses within the eleven (11) project areas, identified as above were selected as possible licenses to discard and surrender back to the Ministry of Mines or respective original JV partners. Brief descriptions of PL holdings and financial obligation status for each respective project area as of 31st August 2017 are summarized in the section below.

Biharamulo project area

No work done. Historical preliminary exploration results showed a very low to negligent potential for gold mineralization within some of the PLs that make up the regional Biharamulo project. Consequently, it has been recommended that these licenses be abandoned or returned to original owners to cut liabilities. The license status and statutory liabilities for these PLs are as shown in the table below:

Biharamulo Gold Project PL Portfolio Status - PLs Proposed for Discard

Book #	PL_ID	Application Date	Grant Date	Rent Paid To	Renewal Submission Date	Expiry Date	Area km2	Status	Company_ID	Preparation Fee (US$)	Surrender Fee (US$)	Annual Rent (US$- 2013/14)	Annual Rent (US$- 2014/15)	Annual Rent (US$- 2015/16)	Annual Rent (US$- 2016/17)	Annual Rent (US$- 2017/18)	Total (US$)	Comment
7	PL8963/2013	24-Dec-09	08-Feb-13	7-Feb-14	07-Jan-17	07-Feb-17	22.15	Active-in default	Tanzam		500.00		4,430.00	4,430.00	4,430.00		13,790.00	Expired, default notice
366	PL9295/2013	23-Feb-09	02-Aug-13	1-Aug-14	01-Jul-17	01-Aug-17	19.72	Active	Tanzam		500.00		3,944.00	3,944.00	3,944.00		12,332.00	Expired
					TOTAL		41.87			0.00	1,000.00	0.00	8,374.00	8,374.00	8,374.00	0.00	26,122.00
					PENALTY (50%)								4,187.00	4,187.00	4,187.00		13,061.00
					GRAND TOTAL		41.87			0.00	1,000.00	0.00	12,561.00	12,561.00	12,561.00	0.00	39,183.00

•	The two (2) Biharamulo PLs nominated for discarding or surrender to MEM by the company have outstanding annual fee payments as shown in the table above.
•	Both PLs have technically expired as per the dates in the table above. No renewal applications were submitted due to the outstanding annual fee payments. PL still considered by MEM as registered to the company.

Kabanga Nickel project area

No work done. Though the Kabanga Nickel project was abandoned some years back, two licenses have been pending surrender to the Ministry of Energy and Minerals since 2013. The license status and statutory liabilities for these PLs are as shown in the table below:

Kabanga Nickel Project PL Portfolio Status - PLs Proposed for Discard

Book #	PL_ID	Application Date	Grant Date	Rent Paid To	Renewal Submission Date	Expiry Date	Area km2	Status	Company_ID	Preparation Fee (US$)	Surrender Fee (US$)	Annual Rent (US$- 2013/14)	Annual Rent (US$- 2014/15)	Annual Rent (US$- 2015/16)	Annual Rent (US$- 2016/17)	Annual Rent (US$- 2017/18)	Total (US$)	Comment
230	PL5290/2008	25-Jul-11	27-Aug-08	26-Aug-14		26-Aug-14	96.76	Pending Surrender	NWBM		500.00						500.00	Expired
232	PL5292/2008	26-Jul-11	28-Aug-08	27-Aug-14		27-Aug-14	97.74	Pending Surrender	NWBM		500.00						500.00	Expired
					TOTAL		194.5			0.00	1,000.00	0.00	0.00	0.00	0.00	0.00	1,000.00
					PENALTY (50%)							0.00	0.00	0.00			0.00
					GRAND TOTAL		194.50			0.00	1,000.00	0.00	0.00	0.00	0.00	0.00	1,000.00

•	Surrender fees for the two remaining Kabanga PLs were never paid.
•	The two PLs have since technically expired though they still appear under our portfolio on the MEM portal.

Kanegele project area

No work done. Kanegele Gold Prospect is a green stage exploration project that just barely got off the ground. Historical preliminary exploration results showed a very low to negligent potential for gold mineralization within some of the PLs that make up the regional Kanegele project. Consequently, it has been recommended that these licenses be abandoned or returned to original owners to cut liabilities. However, an Australian based company, Liontown Company that has since closed shop in Tanzania had initiated talks with TRX top management on the possible takeover/JV of the entire project.

The license status and statutory liabilities for these PLs are as shown in the table below:

Kanegele Gold Project PL Portfolio Status - PLs Proposed for Discard

Book #	PL_ID	Application Date	Grant Date	Rent Paid To	Renewal Submission Date	Expiry Date	Area km2	Status	Company_ID	Preparation Fee (US$)	Surrender Fee (US$)	Annual Rent (US$- 2013/14)	Annual Rent (US$- 2014/15)	Annual Rent (US$- 2015/16)	Annual Rent (US$- 2016/17)	Annual Rent (US$- 2017/18)	Total (US$)	Comment
383	PL10141/2014	12-Oct-12	29-Aug-14	28-Aug-15	28-Jul-18	28-Aug-18	9.5	Active	Tancan		500.00			1,900.00	1,900.00	1,900.00	4,300.00	Overdue payments
99	PL10186/2014	30-Mar-12	29-Aug-14		28-Jul-18	28-Aug-18	2.32	Active	Tanzam		500.00				464.00	464.00	964.00	Overdue payments
35	PL8171/2012	20-Oct-08	23-Aug-12		22-Jul-16	22-Aug-16	9.25	Active	Tanzam				1,850.00	1,850.00	1,850.00		5,550.00	Expired
317	PL8664/2012	17-Sep-09	21-Dec-12	20-Dec-14	20-Nov-16	20-Dec-16	3.19	Active	Tanzam				638.00	638.00	638.00		1,914.00	Expired
319	PL8666/2012	02-Oct-09	24-Dec-12	23-Dec-14	23-Nov-16	23-Dec-16	1.3	Active	Tancan				260.00	260.00	260.00		780.00	Expired
318	PL8676/2012	05-Jul-05	31-Dec-12	30-Dec-14	30-Nov-16	30-Dec-16	2.36	Active	Tanzam				472.00	472.00	472.00		1,416.00	Expired
99	PL9037/2013	30-Nov-07	27-Mar-13		26-Feb-17	26-Mar-17	5.23	Active	Tanzam		500.00		1,046.00	1,046.00	1,046.00		3,638.00	Expired
363	PL9224/2013	10-Mar-08	01-Jul-13	30-Jun-15	30-May-17	30-Jun-17	16.16	Active	Tanzam		500.00			3,232.00	3,232.00		6,964.00	Expired
369	PL9361/2013	18-May-09	04-Oct-13		03-Sep-17	03-Oct-17	14.74	Active-in-default	Tanzam		500.00		2,948.00	2,948.00	2,948.00		9,344.00	Default notice received
370	PL9373/2013	02-Oct-07	04-Oct-13	3-Oct-14	03-Sep-17	03-Oct-17	2.83	Active	Tancan		500.00		566.00	566.00	566.00		2,198.00	Renewal applic due Sep 2017
373	PL9465/2013	10-Mar-08	01-Nov-13	31-Oct-14	30-Sep-17	31-Oct-17	12.9	Active-in-default	Tanzam		500.00		2,580.00	2,580.00	2,580.00		8,240.00	Default notice received
					TOTAL		79.78			0.00	3,500.00	0.00	10,360.00	15,492.00	15,956.00	2,364.00	45,308.00
					PENALTY (50%)							0.00	5,180.00	7,746.00	7,978.00		20,904.00
					GRAND TOTAL		79.78			0.00	3,500.00	0.00	15,540.00	23,238.00	23,934.00	2,364.00	66,212.00

•	All the Kanegele PLs nominated for potential discard by the company have outstanding annual fee payments as shown in the table above.
•	PL highlighted in red technically expired and no renewal applications were submitted due to the outstanding annual fee payments. PL still considered by MEM as registered to the company.
•	PLs highlighted in purple are active but officially notified to us as being in default. The default notice gives us 3 months in which to pay all outstanding fees failure to do that will result in automatic forfeiture of the license.

Kigosi Project

Gold Mine development plans at Kigosi continue to be shelved mainly since under the 2010 Mining Act, only exploration and mining of energy minerals, including uranium, gas and petroleum is permitted in any game reserve. Historical preliminary exploration results showed a very low to negligent potential for gold mineralization within some of the PLs that make up the regional Kigosi project. Consequently, it has been recommended that these licenses be abandoned or returned to original owners to cut liabilities.

The license status and statutory liabilities for these PLs are as shown in the table below:

Kigosi Gold Project PL Portfolio Status - PLs Proposed for Discard

Book #	PL_ID	Application Date	Grant Date	Rent Paid To	Renewal Submission Date	Expiry Date	Area km2	Status	Company_ID	Preparation Fee (US$)	Surrender Fee (US$)	Annual Rent (US$- 2013/14)	Annual Rent (US$- 2014/15)	Annual Rent (US$- 2015/16)	Annual Rent (US$- 2016/17)	Annual Rent (US$- 2017/18)	Total (US$)	Comment
18	PL10185/2014	23-Jun-11	29-Aug-14	28-Aug-15	28-Aug-18	28-Aug-18	8.42	Active	Chomoza		500.00		1,684.00	1,684.00	1,684.00	1,684.00	3,868.00	Overdue payments
157	PL10187/2014	13-Apr-12	29-Aug-14	29-Aug-15	28-Jul-18	28-Aug-18	4.89	Active	Tanzam		500.00		978.00	978.00	978.00	978.00	2,456.00	Overdue payments
386	PL10605/2015	23-Feb-15	07-May-15		06-Apr-19	06-May-19	36.51	Active	Tancan		500.00			7,302.00	7,302.00	7,302.00	7,802.00	Overdue payments
242	PL5369/2008	19-Feb-07	24-Oct-08	23-Oct-14	23-Sep-16	23-Oct-16	36.11	Active	Tancan		500.00	7,222.00	7,222.00	7,222.00			22,166.00	Expired
259	PL6455/2010	06-Dec-07	08-Jun-10	7-Jun-15	07-May-16	07-Jun-16	21.5	Active	Tanzam		500.00		4,300.00				4,800.00	Expired
16	PL8300/2012	11-Sep-08	28-Sep-12	27-Sep-15	27-Aug-16	27-Sep-16	10.02	Active	Tanzam		500.00		2,004.00	2,004.00			4,508.00	Expired
315	PL8476/2012	23-Feb-09	10-Dec-12	9-Dec-14	09-Nov-16	09-Dec-16	8.64	Active	Tanzam		500.00	1,728.00	1,728.00	1,728.00			5,684.00	Expired
17	PL8477/2012	04-Oct-08	10-Dec-12	9-Dec-14	09-Nov-16	09-Dec-16	21.33	Active	Tanzam		500.00	4,266.00	4,266.00	4,266.00			13,298.00	Expired
320	PL8663/2012	07-Dec-09	21-Dec-12	20-Dec-14	20-Nov-16	20-Dec-16	14.71	Active	Tanzam		500.00	2,942.00	2,942.00	2,942.00			9,326.00	Expired
321	PL8667/2012	30-Oct-09	24-Dec-12	23-Dec-14	23-Nov-16	23-Dec-16	4.35	Active	Tancan		500.00	870.00	870.00	870.00			3,110.00	Expired
19	PL8922/2013	29-Mar-10	08-Feb-13	7-Feb-15	07-Jan-17	07-Feb-17	35.65	Active	Tancan		500.00		7,130.00	7,130.00	7,130.00		14,760.00	Expired
349	PL9030/2013	09-Aug-10	27-Mar-13	26-Mar-15	26-Feb-17	26-Mar-17	4.9	Active	Tancan		500.00		980.00	980.00	980.00		2,460.00	Expired
364	PL9225/2013	30-Oct-07	01-Jul-13	30-Jun-15	30-May-17	30-Jun-17	8.65	Active	Tancan		500.00		1,730.00	1,730.00	1,730.00		3,960.00	Expired
371	PL9338/2013	09-Sep-10	04-Oct-13	3-Oct-14	03-Sep-17	03-Oct-17	44.18	Active	Tancan		500.00	8,836.00	8,836.00	8,836.00	8,836.00		27,008.00	Overdue payments
376	PL9565/2014	16-Apr-10	27-Jan-14	26-Jan-15	26-Dec-17	26-Jan-18	21.4	Active - In Default	Tancan		500.00		4,280.00	4,280.00	4,280.00	4,280.00	9,060.00	Default notice received
244	PL9956/2014	02-May-12	10-Jul-14	9-Jul-15	09-Jun-18	09-Jul-18	17.06	Active	Tancan		500.00		3,412.00	3,412.00	3,412.00	3,412.00	7,324.00	Overdue payments
					TOTAL		298.32			0.00	8,000.00	25,864.00	52,362.00	55,364.00	36,332.00	17,656.00	141,590.00
					PENALTY (50%)							12,932.00	26,181.00	27,682.00	18,166.00	8,828.00	84,961.00
					GRAND TOTAL		298.32			0.00	8,000.00	38,796.00	78,543.00	83,046.00	54,498.00	26,484.00	226,551.00

•	All the Kigosi PLs nominated for discard or surrender to MEM by the company have outstanding annual fee payments as shown in the table above.
•	PLs highlighted in blue technically expired between 7th June 2016 to 30th December 2016. No renewal applications were submitted due to the outstanding annual fee payments. PLs still considered by MEM as still registered to the company.
•	PLs highlighted in red expired on 7th February 2017 and 26th March 2017 respectively.
•	PL highlighted in purple is active but officially notified to us as being in default. The default notice gives us 3 months in which to pay all outstanding fees failure to do that will result in automatic forfeiture of the license.

Kibara project area

No work done. Kibara Gold Prospect is a green field exploration project focusing on the finding of gold prospects like those in the Mara-Musoma belt which are mostly located near the major NE and NW regional shear structures. Historical preliminary exploration results showed a limited potential for gold mineralization within some of the PLs that make up the regional Kibara project. Gold prospectivity target areas on the Kibara Project should be located within the two-major regional structural shears, namely the NE-SW shears and the NW-SE shears, with most favorable loci where the two structures crosscut e.g. Suguti, Sirori Simba, Maji Moto and Buhemba prospects areas.

Consequently, it has been recommended that these licenses be abandoned or returned to original owners to cut liabilities.

The license status and statutory liabilities for these PLs are as shown in the table below:

Kibara Gold Project PL Portfolio Status - PLs Proposed for Discard

Book #	PL_ID	Application Date	Grant Date	Rent Paid To	Renewal Submission Date	Expiry Date	Area km2	Status	Company_ID	Preparation Fee (US$)	Surrender Fee (US$)	Annual Rent (US$- 2013/14)	Annual Rent (US$- 2014/15)	Annual Rent (US$- 2015/16)	Annual Rent (US$- 2016/17)	Annual Rent (US$- 2017/18)	Total (US$)	Comment
346	PL8920/2013	21-Apr-10	08-Feb-13	07-Feb-14	07-Feb-17	07-Feb-17	25.08	Active-in default	Tancan				5,016.00	5,016.00	5,016.00		15,048.00	Expired, default note received
132	PL9201/2013	06-Sep-10	21-Jun-13	20-Jun-14	20-Jun-17	20-Jun-17	13.06	Active-in default	Tancan				2,612.00	2,612.00	2,612.00		7,836.00	Expired, default note received
360	PL9231/2013	30-Oct-09	21-Jun-13	20-Jun-14	20-Jun-17	20-Jun-17	22.48	Active-in default	Tanzam				4,496.00	4,496.00	4,496.00		13,488.00	Expired, default note received
					TOTAL		60.62			0.00	0.00	0.00	12,124.00	12,124.00	12,124.00	0.00	36,372.00
					PENALTY (50%)							0.00	6,062.00	6,062.00	6,062.00	0.00	18,186.00
					GRAND TOTAL		60.62			0.00	0.00	0.00	18,186.00	18,186.00	18,186.00	0.00	54,558.00

•	All the Kibara PLs nominated for potential discard by the company have outstanding annual fee payments as shown in the table above.
•	PLs highlighted in red technically expired and no renewal applications were submitted due to the outstanding annual fee payments. PL still considered by MEM as registered to the company.
•	All the PLs under a default notice and will forfeit as the default notice period has also matured.

Kongwa Gold project area

As of 31st August 2017, Ministry of Energy and Minerals (MEM) portal posting shows that, the single remaining Kongwa PL has forfeited to the ministry.

Luhala Project

No work done during the reporting period. Historical preliminary exploration results showed a very low to negligent potential for gold mineralization within some of the PLs that make up the regional Luhala project. Consequently, it has been recommended that these licenses be abandoned or returned to original owners to cut liabilities. The license status and statutory liabilities for these PLs are as shown in the table below:

Luhala Gold Project PL Portfolio Status - PLs Proposed for Discard

Book #	PL_ID	Application Date	Grant Date	Rent Paid To	Renewal Submission Date	Expiry Date	Area km2	Status	Company_ID	Preparation Fee (US$)	Surrender Fee (US$)	Annual Rent (US$- 2013/14)	Annual Rent (US$- 2014/15)	Annual Rent (US$- 2015/16)	Annual Rent (US$- 2016/17)	Annual Rent (US$- 2017/18)	Total (US$)	Comment
109	PL6402/2010	11-Jul-07	05-May-10	4-May-15	04-Apr-16	04-May-16	10.23	Active	Tancan		500			2,046.00			2,546.00	Expired
108	PL6759/2010	11-Jul-07	21-Oct-10	20-Oct-14	20-Sep-16	20-Oct-16	8.96	Active	Tancan		500		1,792.00	1,792.00			4,084.00	Expired
					TOTAL		19.19			0.00	1,000.00	0.00	1,792.00	3,838.00	0.00	0.00	6,630.00
					PENALTY (50%)							0.00	896.00	1,919.00			2,815.00
					GRAND TOTAL		19.19			0.00	1,000.00	0.00	2,688.00	5,757.00	0.00	0.00	9,445.00

•	All the Luhala PLs nominated for discarding or surrender to MEM by the company have outstanding annual fee payments as shown in the table above.
•	PLs highlighted in red technically expired between 4th May 2016 and 20th October 2016. No renewal applications were submitted due to the outstanding annual fee payments. PLs still considered by MEM as still registered to the company.

Mwadui project area

No work done during the reporting period. The Mwadui Diamond Project is a brown field exploration project that focused on the initial identification of regional-scale targets for the development of diamondiferous kimberlite pipes in the Mwadui area kimberlite province. Preliminary drilling completed on some of the high magnetic dipolar signatures on kimberlitic pipes along the NE & NW dykes in the Mwadui Project area resulted in the identification of areas with potential diamondiferous gravels that could be further tested for economic kimberlite pipes.

Consequently, it has been recommended that these licenses be abandoned or returned to original owners to cut liabilities. The license status and statutory liabilities for these PLs are as shown in the table below:

Mwadui Diamond Project PL Portfolio Status - PLs Proposed for Discard

Book #	PL_ID	Application Date	Grant Date	Rent Paid To	Renewal Submission Date	Expiry Date	Area km2	Status	Company_ID	Preparation Fee (US$)	Surrender Fee (US$)	Annual Rent (US$- 2013/14)	Annual Rent (US$- 2014/15)	Annual Rent (US$- 2015/16)	Annual Rent (US$- 2016/17)	Annual Rent (US$- 2017/18)	Total (US$)	Comment
323	PL8671/2012	18-May-09	31-Dec-12	30-Dec-13	30-Nov-16	30-Dec-16	1.88	Active	Tanzam			188.00	188.00	188.00	188.00		752.00	Expired
324	PL8673/2012	06-Nov-09	31-Dec-12	30-Dec-13	30-Nov-16	30-Dec-16	17.91	Active	Tanzam			1,791.00	1,791.00	1,791.00	1,791.00		7,164.00	Expired
348	PL8947/2013	12-Jul-10	27-Mar-13	26-Mar-14	26-Feb-17	26-Mar-17	25.58	Active - In Default	Tancan		500.00		2,558.00	2,558.00	2,558.00		8,174.00	Expired, default note received
367	PL9294/2013	20-Sep-10	02-Aug-13	1-Aug-15	01-Jul-17	01-Aug-17	99.28	Active	Tanzam		500.00			9,928.00	9,928.00		20,356.00	Expired
					TOTAL		144.65			0.00	1,000.00	1,979.00	4,537.00	14,465.00	14,465.00	0.00	36,446.00
					PENALTY (50%)							989.50	2,268.50	7,232.50	7,232.50		17,723.00
					GRAND TOTAL		144.65			0.00	1,000.00	2,968.50	6,805.50	21,697.50	21,697.50	0.00	54,169.00

•	All the Mwadui PLs nominated for potential discard by the company have outstanding annual fee payments as shown in the table above.
•	PL highlighted in red technically expired and no renewal applications were submitted due to the outstanding annual fee payments. PL still considered by MEM as registered to the company.
•	One of the PLs is also under a default notice and will forfeiture as the default notice period has also matured.

Nzega Gold project area

No work done during the reporting period. The Nzega gold project is a greenfield stage project focused on looking for the Golden Pride mine style of mineralization on the anomalous gold areas defined by soils, BGC, Auger drilling and grab sampling. Historical preliminary exploration results showed a very low to negligent potential for gold mineralization within the remaining PLs that make up the regional Nzega project. Consequently, it has been recommended that these licenses be abandoned or returned to original owners to cut liabilities.

The license status and statutory liabilities for these PLs are as shown in the table below:

Nzega Gold Project PL Portfolio Status - PLs Proposed for Discard

Book #	PL_ID	Application Date	Grant Date	Rent Paid To	Renewal Submission Date	Expiry Date	Area km2	Status	Company_ID	Preparation Fee (US$)	Surrender Fee (US$)	Annual Rent (US$- 2013/14)	Annual Rent (US$- 2014/15)	Annual Rent (US$- 2015/16)	Annual Rent (US$- 2016/17)	Annual Rent (US$- 2017/18)	Total (US$)	Comment
	PL8480/2012	14-Dec-12						Appilcation recommended	Tanzam								0.00	Application approved
325	PL8677/2012	21-Jul-09	31-Dec-12	30-Dec-13	30-Nov-16	30-Dec-16	20.03	Active	Tanzam			2,103.00	2,103.00	2,103.00			6,309.00	Expired
					TOTAL		20.03			0.00	0.00	2,103.00	2,103.00	2,103.00	0.00	0.00	6,309.00
					PENALTY (50%)							1,051.50	1,051.50	1,051.50			3,154.50
					GRAND TOTAL		20.03			0.00	0.00	3,154.50	3,154.50	3,154.50	0.00	0.00	9,463.50

•	The single Nzega PL nominated for potential discard by the company has outstanding annual fee payments as shown in the table above. The PL has technically expired and no renewal applications were submitted due to the outstanding annual fee payments. PL still considered by MEM as registered to the company.
•	The renewal application for PL8480/2012 was approved by MEM but despite Tanzam not taking up the offer, it remains on our portfolio.

Nyanzaga Gold project area

No work done during the reporting period. The Nyanzaga gold project is a brownfield stage project focusing on the finding of a gold resource like the recently established Nyanzaga Mine now under development. Historical preliminary follow-up RC drilling intercepted the potential strike extension of the regional shear zone but the assay results returned very sporadic anomalous gold values (<1.0g/t Au). Consequently, it has been recommended that these licenses be abandoned or returned to original owners to cut liabilities.

The license status and statutory liabilities for these PLs are as shown in the table below:

Nyanzaga Gold Project PL Portfolio Status - PLs Proposed for Discard

Book #	PL_ID	Application Date	Grant Date	Rent Paid To	Renewal Submission Date	Expiry Date	Area km2	Status	Company_ID	Preparation Fee (US$)	Surrender Fee (US$)	Annual Rent (US$- 2013/14)	Annual Rent (US$- 2014/15)	Annual Rent (US$- 2015/16)	Annual Rent (US$- 2016/17)	Annual Rent (US$- 2017/18)	Total (US$)	Comment
304	PL8103/2012	18-Jul-08	05-Jul-12	04-Jul-13	04-Jul-16	04-Jul-16	9.1	Active	Tancan			910.00	910.00	910.00			2,730.00	Expired
133	PL8960/2013	19-Jul-10	08-Feb-13	07-Feb-14	07-Feb-17	07-Feb-17	8.99	Active	Tancan		500.00		899.00	899.00	899.00		3,197.00	Expired
					TOTAL		18.09			0.00	500.00	910.00	1,809.00	1,809.00	899.00	0.00	5,927.00
					PENALTY (50%)							455.00	904.50	904.50	449.50		2,713.50
					GRAND TOTAL		18.09			0.00	500.00	1,365.00	2,713.50	2,713.50	1,348.50	0.00	8,640.50

•	All the Nyanzaga PLs nominated for potential discard by the company have outstanding annual fee payments as shown in the table above.
•	Both PLs highlighted in red technically expired and no renewal application were submitted due to the outstanding annual fee payments. PLs still considered by MEM as still registered to the company.

Shinyanga Gold project area

No work done during the reporting period. The Shinyanga gold project is a brownfield stage project focusing on the finding of remnant greenstone slivers that could host gold deposits. Historical preliminary exploration results showed a very low to negligent potential for gold mineralization within the remaining PLs that make up the regional Shinyanga project. Consequently, it has been recommended that these licenses be abandoned or returned to original owners to cut liabilities.

The license status and statutory liabilities for these PLs are as shown in the table below:

Shinyanga Gold Project PL Portfolio Status - PLs Proposed for Discard

Book #	PL_ID	Application Date	Grant Date	Rent Paid To	Renewal Submission Date	Expiry Date	Area km2	Status	Company_ID	Preparation Fee (US$)	Surrender Fee (US$)	Annual Rent (US$- 2013/14)	Annual Rent (US$- 2014/15)	Annual Rent (US$- 2015/16)	Annual Rent (US$- 2016/17)	Annual Rent (US$- 2017/18)	Total (US$)	Comment
130	PL8924/2013	28-Apr-10	08-Feb-13	7-Feb-14	07-Jan-17	07-Feb-17	29.71	Active-in default	Tancan				5,942.00	5,942.00	5,942.00		17,826.00	Expired, Default note received
					TOTAL		29.71			0.00	0.00	0.00	5,942.00	5,942.00	5,942.00	0.00	17,826.00
					PENALTY (50%)							0.00	2,971.00	2,971.00	2,971.00		8,913.00
					GRAND TOTAL		29.71			0.00	0.00	0.00	8,913.00	8,913.00	8,913.00	0.00	26,739.00

•	The remaining Shinyanga PL nominated for potential discard by the company has outstanding annual fee payments as shown in the table above.
•	The PL highlighted in purple is active but officially notified to us as being in default. The default notice gives us 3 months in which to pay all outstanding fees failure to do that will result in automatic forfeiture of the license.

Tulawaka Gold project area

No work done during the reporting period. The Tulawaka Gold Project is a green stage project that was aimed at generating similar deposits to the Tulawaka Gold mine (now operated as Stamigold). Historical preliminary exploration results showed a very low to negligent potential for gold mineralization within the remaining PLs that make up the regional Tulawaka project. Consequently, it has been recommended that these licenses be abandoned or returned to original owners to cut liabilities.

The license status and statutory liabilities for these PLs are as shown in the table below:

Tulawaka Gold Project PL Portfolio Status - PLs Proposed for Discard

Book #	PL_ID	Application Date	Grant Date	Rent Paid To	Renewal Submission Date	Expiry Date	Area km2	Status	Company_ID	Preparation Fee (US$)	Surrender Fee (US$)	Annual Rent (US$- 2013/14)	Annual Rent (US$- 2014/15)	Annual Rent (US$- 2015/16)	Annual Rent (US$- 2016/17)	Annual Rent (US$- 2017/18)	Total (US$)	Comment
	PL10331/2014	06-Sep-10	20-Oct-14		19-Sep-18	19-Oct-18	8.85	Active - In Default	Tanzam				885.00	885.00	885.00	885.00	3,540.00	Default notice received
313	PL8478/2012	01-Aug-08	10-Dec-12	9-Dec-14	09-Nov-16	09-Dec-16	6.48	Active	Tancan				648.00	648.00			1,296.00	Expired
2	PL8479/2012	03-Oct-08	10-Dec-12	9-Dec-14	09-Nov-16	09-Dec-16	6.11	Active	Tanzam				611.00	611.00			1,222.00	Expired
131	PL9955/2014	02-Aug-10	22-Jul-14	21-Jul-15	21-Jun-18	21-Jul-18	6.03	Active	Tancan		500			603.00	603.00	603.00	1,706.00	Overdue payments
					TOTAL		18.62			0.00	500.00	0.00	1,259.00	1,862.00	603.00	603.00	4,224.00
					PENALTY (50%)							0.00	629.50	931.00	301.50		1,862.00
					GRAND TOTAL		18.62			0.00	500.00	0.00	1,888.50	2,793.00	904.50	603.00	6,086.00

•	All the Tulawaka PLs nominated for potential discard by the company have outstanding annual fee payments as shown in the table above.
•	PL highlighted in red technically expired and no renewal applications were submitted due to the outstanding annual fee payments. PL still considered by MEM as registered to the company.

All the PLs also under a default notice and will forfeit as the default notice period has also matured.

As of 31st August 2017, the Projects to Discard/Abandon license portfolio’s outstanding and current financial liabilities and obligations arising from unpaid rents including the penalties are US$572,841 as summarized in the table below.

Liabilities - PLs to Discard/Abandon (Exploration Projects)

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

A detailed in-house geological reviews of each respective project area and its potential for discovery of gold mineralization was submitted to a technical team that review the merits and de-merits of each project in Tanzania.

This exercise culminated in the establishment of all outstanding, current and future financial liabilities and obligations arising from our total land-holdings as summarized in the above sections.

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

C.       Organizational Structure

The Company has the following seven subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage &Type of Securities Owned or Controlled by Company
		Voting Securities Held	Non-Voting Securities
Itetemia Mining Company Limited	Republic of Tanzania, Africa	90% (1) common shares	N/A
Lunguya Mining Company Ltd.	Republic of Tanzania, Africa	60% (2) common shares	N/A
Tancan Mining Company Limited	Republic of Tanzania, Africa	100% common shares	N/A
Tanzania American International Development Corporation 2000 Limited	Republic of Tanzania, Africa	100% common shares	N/A
Buckreef Gold Company Limited (BGCL)	Republic of Tanzania, Africa	55% (3) common shares	N/A
Northwest Basemetals Company Limited	Republic of Tanzania, Africa	75% (4) common shares	N/A
BGCL/AGC Joint Venture (6)	Republic of Tanzania, Africa	40% (5) common shares	N/A

(1)	The remaining 10% interest is held by State Mining Corporation.
(2)	The remaining 10% interest is held by State Mining Corporation.
(3)	The remaining 40% interest is held by Northern Mining and Consultancy Company Ltd.
(4)	The remaining 45% interest is held by State Mining Corporation.
(5)	The remaining interest is held 15% by State Mining Corporation and 10% by Songshan.
(6)	The remaining interest is held 60% by Allied Gold Corp. of United Arab Emirates.
(7)	Joint venture letter of intent signed and subject to final approval.

D.       Property, Plant and Equipment

The Company’s business is the acquisition, exploration and development of mineral properties, with a primary focus on exploring for gold properties in Tanzania. From 2011 onwards, the Company also decided to morph into a junior mining company using its Buckreef project as the flagship. Historically, the Company has funded its activities by way of the sale and issuance of its securities. The Company also obtains operating funds through sales of and options to sell its various mineral property interests to other parties, retaining a royalty interest. The avtivities of the Company within its properties with or without a known body of commercial ore, with or without established mineral reserves, to date have been exploratory and developmental in nature. Feasibility studies have been compeletd and published on the Buckreef, Kigosi and Itetemia Projects with all pertinent details.

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

Buckreef Exploration History Synopsis

Year	Operator	Work Performed
1959	Tanzania Mineral Resources Division (TMRD) & UNDP	UN-sponsored regional airborne geophysical survey over Rwamgaza Greenstone Belt.
1960-1965	Tanzania Mineral Resources Division (TMRD) & UNDP	Ground based geophysical surveys (magnetics, IP) follow up on regional targets. Discovery of Buckreef Quartz Vein and follow up drilling commenced. 13 diamond drill holes by UNDP (12 in current database, UNBR01-12) identified a “possible ore zone 107m long, 8m wide and extending to 122m depth
1968	Tanzania Mineral Resources Division (TMRD)	13 diamond drill holes by Tanzanian Mineral Resources Division (MRD01-13)
1972	Tanzania Mineral Resources Division (TMRD)	Tanzanian government approved investment decision and Buckreef Gold Mining Company.
Mid-1970s	Williamson Diamonds Ltd	Underground development on 30m and 61m levels by Williamson Diamonds Ltd. Indicated ore reserve of 106,000t @ 8.7g/t Au between 23m and 76m levels using minimum mining width of 1.5m
1973-79	Tanzania Mineral Resources Division?	Further underground development and 3 diamond drill holes (BGMDD01-03) by BGMC.
1973-1981	State Mining Corporation	CIP treatment plant and other facilities established with financial assistance from Swedish International Development Agency
1982-1988	State Mining Corpoaration	Gold production commenced but reached only 25-40% of forecast targets. Production figure unavailable. Review of operations by British Mining Consultants Ltd. who found Buckreef assay laboratory assays 65% higher than overseas check assays
1990	State Mining Corporation	Mining ceased and workings flooded. Total ore extracted estimated at approximately 100,000t @3-4g/t Au
1992	East African Mining Corporation	Commencement of modern exploration techniques including Aircore, RC and diamond drilling.
1994	East African Gold Mines Ltd	Signing of first Buckreef Gold Mine Re-Development agreement with State Mining Corporation. Additional surface and subsurface gold resources were identified.
1995-2010	East African Gold Mines Ltd / Gallery Gold / Iamgold	Explored 40km of contiguous strike length of the RGB encompassing geophysical surveys (IP, EM & magnetic); 52,737m of RAB & AC drilling; 80,796m RC drilling and 22,197m of Diamond drilling. Several metallurgical test-works for a CIL and/or CIC process plant conducted; Preliminary economic assessment leading to a Feasibility scoping study completed. Project returned to Stamico by IAMGOLD.

Year	Operator	Work Performed
2011	Tanzanian Royalty	Second Buckreef Gold mine Re-Development JV Agreement signed between Tanzanian Royalty Exploration Corp and Stamico. Commenced with detailed review of all historical exploration data and results for an updated NI 43-101 report supervised by Venmyn Rand (Pty) Ltd.
2008- 2009	Tanzanian Royalty	Continues with exploration and starts RAB, RC and DC drilling at Kigosi on the Luhwaika and Igunda Prospects. Completed drilling at Luhwaika and Igunda Prospects. 3D modelling completed and resources declared for both.
2010-2011	Tanzanian Royalty	Commenced RAB and RC drilling at Msonga and Commenced and subsequently ceased bulk sampling of Luhwaika quartz rubble deposit (four months later). Completed drilling at Msonga. 3D modelling completed. No resource declared on Msonga.
2012-2013	Tanzanian Royalty	Additional exploration and resource drilling (33,711m diamond core & 4,459m RC) conducted. Preliminary NI 43-101 report completed by Venmyn Rand (Pty) Ltd that showed a 121% increase in mineral resources. Successfully applied for extension of the Special Mining License area (from 3.4km2 to 16.04km2). Commenced NEMC EIA certification process.
2014	Tanzanian Royalty	Awarded NEMC Environmental EIA certification. Metallurgical testwork for heap leach and/or CIL process plant conducted. Geotechnical test-work conducted. Construction of pilot Heap leach process plant commenced. Pilot Mining on South Pit commenced late October 2014.
2015	Tanzanian Royalty	Pilot mining continued on South pit. Pilot heap leaching operations commenced.
2016	Tanzanian Royalty	Force majeure declared February 2016. First gold pour from heap leach operations. Further Metallurgical testwork for CIL process plant commenced. Buckreef process plant re-dsign into CIL system commenced. Commenced application for an initial 15yr Life of Mine extension for the Special Mining License.

The technical content of the following discussion regarding the Buckreef Project in Tanzania is summarized from the Buckreef Property technical report dated February 24, 2014 entitled Updated National Instrument 43-101 Independent Technical Report on the Buckreef Project in Tanzania for Tanzanian Royalty Exploration Corporation prepared by Venmyn Rand (Pty) Limited and compiled by Fiona Harper, D. Richards and Andrew Neil Clay (the “Updated Buckreef Technical Report”). The Updated Buckreef Technical Report was filed on SEDAR on February 24, 2014. A further updated National Instrument NI43-101 compliant Technical Report dated 27th April 2017 and entitled the Updated Independent Technical Mining Reserve Estimate and Economic Feasibility Study on the Buckreef Gold Mine Project, Tanzania, East Africa prepared by MaSS Resources was filed on SEDAR on April 5, 2017.

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

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Estimates over variable widths of 3m to 40m

Bulk Density ranges from 2.0g/cm3 to 2.8g/cm3

Inconsistencies in totals are due to rounding down

55% attributable to the Company

Cut-off grade 0.5g/t Au

Mineral Resource and Mineral Reserve Estimates: Venymn 2014

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

Cut-off Grade 0.5 g/t Au

Estimates over variable widths to 1m to 40m

Specific Gravity ranges 2.0 to 2.8

Inconsistencies in totals are due to rounding

55% attributable to TRX

The Company has incurred total net costs (after recoveries, if any) of $3,064,543 on the Buckreef Project for the year ended August 31, 2017.

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

New Mineral Resource and Mineral Reserve Estimates: MaSS Resources 2017

MaSS Resources (Pvt.) Ltd was commissioned by Tanzam2000, a subsidiary to Tanzanian Royalty Exploration Corporation to produce an independent NI43-101 compliant mine design and costing Feasibility Study on the Buckreef Gold Mine Project located in the Lake Victoria Goldfields, Geita District, in North Central Tanzania. This report provides a technical updated reserve estimate, open pit mine design and financial model Feasibility Study on the gold mineralization at the Buckreef Project, incorporating historical recommendations from previous studies as well as current and future projected economic considerations. This study was completed during November 2016 to April 2017.

The scope of work for this study included the following:

•	Estimation of Mineral Reserves
•	Mining Method Analysis and Selection
•	Development and Production Scheduling with Specialized Mining Software
•	Optimization of Production rate and Sequencing
•	Estimation of Equipment and manpower requirements
•	Mining logistics and infrastructure design
•	Project Execution Plan
•	Capital and Operating cost estimation
•	Benchmarking against current operations
•	Financial analysis modeling and valuation
•	Identification of opportunities, risks and risk mitigation

This technical mining study is based on the 2014 mineral resource estimate as published by Venymn Deloitte. Mass Resources essentially overhauled and improved on the original overall mining philosophy previously expounded in the 2012 PEA report. This essentially consists of several conventional open pit layouts with access to the orebodies provided via a series of ramps into the pits.

The reserves for Buckreef project as developed by MaSS Resources are NI43-101 compliant. Reserves were calculated by first optimizing pit shells using preliminary economic parameters and then utilizing the optimized pits as templates for design of pit phases and the ultimate pit. Reserves were calculated using Measured and Indicated resources contained inside of the pit designs. Full Grade Ore cut-off grade (FGO) calculations rely on inputs from this study and other sections of the Buckreef Feasibility study. Reserves were based on $1100/oz-Au; 0.59g/t & 0.63g/t-Au FGO was used for reserve calculation.

MaSS established that, at the 0.59 g/t cut-off base case, the geological resource model yields a global pit design optimized reserve of 17.6Mt grading at 1.89g/t including the existing mined stockpile and containing 1,070,012 troy ounce gold as summarized in the table below.

NI 43-101 Compliant Pit Optimized Mineral Reserve Estimate for BRMA as at 31st August 2017

Scheduled Resereves Catergories - Pit Design
Description			Measured	Indicated	Inferred	Total
Buckreef	Tonnes (T)	t	12,005,727	3,099,442	461,390	15,566,560
	Mt	t	12.01	3.10	0.46	16
	Au g/t	g/t	1.76	2.08	2.02	1.83
	Au_g	g	21,093,208	6,460,682	932,098	28,485,988
	Au kg	kg	21.09	6.46	0.93	28
	Au oz	Oz	678,162	207,716	29,968	915,846

Eastern Porphyry	Tonnes (T)	t	26,003	309,902	379,818	715,723
	Mt	t	0.03	0.31	0.38	0.72
	Au g/t	g/t	2.38	1.86	1.79	1.85
	Au_g	g	61,827	577,794	681,069	1,320,690
	Au kg	kg	0.06	0.58	0.68	1.32
	Au oz	Oz	1,988	18,577	21,897	42,461

Tembo	Tonnes (T)	t	-	270,846	31,657	302,502
	Mt	t	0.00	0.27	0.03	0.30
	Au g/t	g/t	0.00	2.22	1.86	2.19
	Au_g	g	-	602,301	58,794	661,096
	Au kg	kg	-	0.60	0.06	0.66
	Au oz	Oz	-	19,364	1,890	21,255

Bingwa	Tonnes (T)	t	218,126	576,341	111,846	906,312
	Mt	t	0.22	0.58	0.11	0.91
	Au g/t	g/t	3.14	2.80	2.59	2.86
	Au_g	g	684,864	1,616,218	289,547	2,590,630
	Au kg	kg	0.68	1.62	0.29	3
	Au oz	Oz	22,019	51,963	9,309	83,291

Total	Tonnes (T)	t	12,249,856	4,256,531	984,710	17,491,098
	Mt	t	12.25	4.26	0.98	17
	Au g/t	g/t	1.78	2.17	1.99	1.89
	Au_g	g	21,839,900	9,256,995	1,961,509	33,058,404
	Au kg	kg	21.84	9.26	1.96	33
	Au oz	Oz	702,169	297,619	63,064	1,062,852

Total-: Stockpile Included	Tonnes (T)	t	12,369,528	4,256,531	984,710	17,610,824
	Mt	t	12.37	4.26	0.98	17.61
	Au g/t	g/t	1.78	2.17	1.99	1.89
	Au_g	g	22,062,590	9,256,995	1,961,509	33,281,094
	Au kg	kg	22.06	9.26	1.96	33.28
	Au oz	Oz	709,329	297,619	63,064	1,070,012

Source: MaSS Resources 2017

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Mineral Resources reported inclusive of Mineral Reserves

Cut-off Grade 0.59 g/t Au

Estimates over variable widths to 1m to 40m

Specific Gravity ranges 2.0 to 2.8

Inconsistencies in totals are due to rounding

55% attributable to TRX

The major highlights from the Tchnical Mining Feasibility report include the following:

•	Conventional open pit mining methods selected in pit designs.
•	Over LoM, a total of 17.49Mt of ore with a strip ratio of 8.1:1 will be mined.
•	Pre-existing stockpile (ROMPAD) ore totaling 119,726t grading 1.89g/t to be used for process plant commissioning.
•	1.064Moz of gold mined over the life of the project.
•	Recoveries of 89% for primary ore and 93%for saprolite ore, utilizing a simple EDS comminution, flotation and leaching process with gravity recovery circuit for free Au component collection.
•	0.91Moz of gold will be produced over the life of the project.
•	Initial capital cost outlay estimated at US 32.5 Million with a Life of mine cost over the three phases of $59.6 million and sustaining capital, excluding closure costs.
•	Cash operating costs of $696/oz produced equivalent US $35.95 per tonne milled.
•	Generation of a positive NPV of $243 million at a 5% discount rate and an IRR of 53.7%

The Company has incurred total net costs (after recoveries, if any) of $3,064,543 on the Buckreef Project for the year ended August 31, 2017.

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

Kigosi Exploration History

The exploration history of the Kigosi Property from 2006 to 2017 is summarized as follows:

Kigosi Exploration History Synopsis

Year	Operator	Work Performed
1990	Barth	Production of the regional geological map of granite-greenstone belt south of Lake Victoria
Early 1990s	Pangea Goldfields Inc/ Iscor	Rotary Air Blast (RAB) drilling in Msonga prospect area (Kigosi North). No records available
Early 1990s	Artisinal Miners	First evidence of artisanal working in the Kigosi area. No records available for gold extracted by the artisanals.
1994	Tan Range	Acquires gold properties for exploration in Tanzania.
1998	AngloGold	Acquired rights to nine licenses associated with the Kigosi area.
1999	Geodass	Conducted regional geophysical survey (airborne magnetics, radiometric and VLF-EM) over Ushirombo greenstone belt, including the Kigosi area.
1999	Tan Range	Helicopter visit to Luhwaika and Igunda artisanal workings. Signed option agreement with Anglo for the Kigosi North Property.
2003	Geoscientific and Explora Services Ltd (Geoscientific)	Conducted a regional LandSat interpretation on the Kigosi Project area.
2003	J Klein (Independent Consultant	Reviewed and interpreted 1999 geophysical survey data
2003	AngloGold Ashanti	Detailed regional airborne geophysical survey and soil sampling survey
2004	AngloGold Ashanti & Tan Range	Follow up of anomalies with soil and termite mound sampling. Identification of Msonga, Bungoni, Luhwaika and Igunda Prospect area. Geological and regolith mapping conducted. Limited sampling from pits, streams and trenches.
2005-2006	AngloGold Ashanti & Tan Range	Temporary suspension of exploration activities due to permitting issues for access into Kigosi Game reserve area. JV arrangement maintained.
2007	Tan Range/ Tanzania Royalty	JV agreement with AngloGold Ashanti terminated & Tan Range changes name to Tanzanian Royalty Exploration Corp. Commenced with exploration at Kigosi in September. Exploration included biogeochemistry and induced polarisation surveys.
2008- 2009	Tanzanian Royalty	Continues with exploration and starts RAB, RC and DC drilling at Kigosi on the Luhwaika and Igunda Prospects. Completed drilling at Luhwaika and Igunda Prospects. 3D modelling completed and resources declared for both.

Year	Operator	Work Performed
2010-2011	Tanzanian Royalty	Commenced RAB and RC drilling at Msonga and Commenced and subsequently ceased bulk sampling of Luhwaika quartz rubble deposit (four months later). Completed drilling at Msonga. 3D modelling completed. No resource declared on Msonga.
2012	Tanzanian Royalty	NI 43-101 report prepared by Venmyn Rand (Pty) Ltd. Significant resource defined for Luhwaika and Igunda prospects.
2013	Tanzanian Royalty	Applied for and granted Mining License (ML496/2013) covering Luhwaika and Igunda Prospects
2014-2016	Tanzanian Royalty	Kigosi game reserve access permitting issues forced a stop to all activities on the project.

The Company has incurred total net costs (after recoveries, if any) of $87,507 on the Kigosi Project for the year ended August 31, 2017.

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

During the period ended August 31, 2017, no direct property work was conducted on the Lunguya property.

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

During the period ended August 31, 2017, no direct property work was conducted on the Itetemia property.

The Company has incurred total net costs (after any recoveries and write offs) of $17,738 and written off $nil of expenditure on the Itetemia Property for the year ended August 31, 2017.

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

Exploration

During the period ended August 31, 2017, no site-based exploration work was conducted on the Luhala Property.

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

The Company has incurred total net costs of $5,988 and written off $nil of expenditures on the Luhala Property for the year ended August 31, 2017.

The Luhala Property is without known mineral reserves and any exploration program is an exploratory search for ore.

Item 4A.	Unresolved Staff Comments

None

Item 5.	Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended August 31, 2017 and 2016, and should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

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

Impairment of Long-lived Assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs. During the year ended August 31, 2017, the Company wrote off $124,717 of costs related to its mineral properties (2016 – $3,516,268). Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

A.       Operating Results

The following discussion and analysis of the financial condition and operating results of the Company for the years ended August 31, 2017 and 2016 should be read in conjunction with the consolidated financial statements and related notes to the financial statements which have been prepared in accordance with IFRS.

Overall Performance

As at August 31, 2017, the Company had current assets of $1,922,088, compared to $1,032,319 on August 31, 2016. The increase is mainly due to the cash inflow of $5,589,501 (2016 - $nil) in connection with the proceeds of the private placements, net of issue costs, closed during September 2016 as well as inflows from proceeds of convertible loans issued of $1,181,993 (2016 - $221,115). This was offset by outflows in regards to expenditures on exploration of $1,568,614 (2016 - $688,296) and cash used in operations of $4,283,489 (2016 - $1,914,495). Mineral properties and deferred exploration assets were $46,920,303 as at August 31, 2017, compared to $45,802,858 at August 31, 2016.

Net loss for the year ended August 31, 2017 was $6,434,112, compared to a net loss of $12,781,902 in the comparable year ended August 31, 2016. The main difference in net loss between the two periods is due to the following fluctuations:

-	An increase in consulting fees for the year ended August 31, 2017 to $805,943, compared to $432,316 in the comparable year ended August 31, 2016. Consulting expenses increased during the current period as the Company hired consultants in an effort to advance its Buckreef project. The consultants were hired to advise in regards to the status of the processing plant and any modifications and changes to the operational process, and many were hired in replacement of salaried management and personnel that resigned or were let go during the course of the last year resulting in a decrease in salaries and benefits expense amounting to $458,700 for the year ended August 31, 2017 as compared to $623,716 for comparable period in 2016.

-	An increase in professional fees expense to $754,738 for the year ended August 31, 2017, compared to $387,177 for the year ended August 31, 2016. Professional fees increased mainly due to various work surrounding the adoption of the stock option plan as well as continuing legal fees from the resolution of the Force Majeure matters.

-	Higher share based payment expense of $1,772,663 during the year ended August 31, 2017, as compared to a recovery of $38,996 during the year ended August 31, 2016. The increase is due to the Company adopting a stock option plan during the period and issuing 3,750,000 options (2016 – nil) with a value of $1,725,000 (2016 - $nil) offset by the number of RSU’s forfeited during the current period resulting in a recovery of RSU expense (see note 6 of the audited consolidated financial statements for the year ended August 31, 2017 and 2016 for details of RSU’s and stock options issued).

-	A decrease in the loss on the revaluation of derivative liability and change in value of warrant liability to $nil and $nil respectively for the year ended August 31, 2017 as compared to a loss of $3,905,000 and $946,600 respectively for the year ended August 31, 2016. During the year ended August 31, 2017, as a result of the change in functional currency, gains and losses on derivative instruments are no longer recognized.

-	A decrease in write offs of mineral properties to $124,717 during the year ended August 31, 2017, compared to $3,516,268 during the year ended August 31, 2016. See details in note 4 of the audited consolidated financial statements for the years ended August 31, 2017 and 2016 for details.

The remainder of the expenses primarily decreased in comparison to the prior period as the Company looked to be more cost effective as it worked towards securing additional financing and moving its Buckreef project into production. These variances are further discussed below.

Share Capital:

During the year ended August 31, 2017, the Company issued 695,991 shares (2016 – 50,000 shares) pursuant to the RSU plan with a value of $1,040,990 (2016 - $120,500). The Company issued 814,089 (2016 – 536,137) shares with a value of $542,447 (2016 - $372,130) in connection with interest payments related to the bullion loans outstanding. The Company issued 458,329 and 187,321 shares with a value of $288,747 and $131,998 respectively for settlement of various leases and amounts due to related parties, respectively. The Company also completed its private placement financing in September 2016 issuing 7,197,543 shares for proceeds, net of issue costs, of $5,589,501 (2016 - $nil). In connection with the private placement closed in September 2016, the Company also issued 3,146,944 (2016 – 233,258) shares pursuant to cashless exercise of warrants issued on the private placement. In the current period, capital was utilized for the Buckreef Gold Project development, property acquisition, exploration, capital equipment purchases and general operating expenses as tabulated below. The remaining funds/cash liquid assets, when available, are invested in interest bearing investments, which are highly liquid.

C$ (000)
Funds available August 31, 2016	85
Proceeds from private placements, net of issue costs	5,590
Net proceeds from convertible loans	1,182
Net proceeds (repayments) from loans from related parties	(33)
Mineral property expenditures including licences, environmental and exploration, net of recoveries	(1,568)
General corporate expenses	(4,245)
Funds available August 31, 2017	$1,011

At August 31, 2017, the Company had a working capital deficiency of $6,552,376 (August 31, 2016 – $11,836,214 working capital deficiency), had not yet achieved profitable operations, has accumulated losses of $96,566,577 (August 31, 2016 – $90,600,819) and expects to incur further losses in the development of its business. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2017, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. In September 2016, the Company raised US$5 Million financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all of its planned activities. The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

Additional funding may be derived from revenues generated in the future from anticipated completion and operation of its Buckreef mine currently under development. Management continues to explore alternative financing sources in the form of equity, debt or a combination thereof; however, the current economic uncertainty and financial market volatility make it difficult to predict success. Risk factors potentially influencing the Company’s ability to raise equity or debt financing include: the outcome of the feasibility study at the Buckreef Project, mineral prices, the risk of operating in a foreign country, including, without limitation, risks relating to permitting, and the buoyancy of the credit and equity markets.

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

  The Company’s future performance is largely tied to development of the Buckreef project and other main projects and outcome of future drilling results; and

  Current financial markets are likely to be volatile in Canada and the United States for the remainder of the fiscal year, reflecting ongoing concerns about the stability of the global economy. As well, concern about global growth may lead to future drops in the commodity markets. Uncertainty in the credit markets has also led to increased difficulties in borrowing or raising funds. Companies worldwide have been negatively affected by these trends. As a result, the Company may have difficulties raising equity and debt financing for the purposes of base and precious metals exploration and development.

These trends may limit the Company’s ability to discover and develop an economically viable mineral deposit.

Results of operations

Fiscal year ended August 31, 2017 compared to fiscal year ended August 31, 2016

Net additions to mineral properties and deferred exploration costs for the year ended August 31, 2017 were $1,242,162 compared to $1,168,935 for the year ended August 31, 2016. The amount has increased as compared with the prior year due primarily to additions of $1,900,000 in connection with accrued amounts owing in connection with the Buckreef joint venture, offset by $1,933,614 (2016 - $nil) representing a decrease due to foreign exchange in the current period stemming from the change in functional currency from Canadian dollars to US dollars as of September 1, 2016. The increase excluding these amounts saw expenditures of $1,425,776 year ended August 31, 2017 compared to $1,168,935 during 2016 is due to the Company’s recently closed private placement financing out of which resources were allocated to license fees and other costs to keep properties in good standing and advance them towards production.

Net loss for the year ended August 31, 2017 was $6,434,112, compared to a net loss of $12,781,902 for the comparable year ended August 31, 2016. For the three month period ended August 31, 2017 and 2016, there was a net loss of $1,307,313 compared to a net loss of $5,509,566, respectively. The main difference in net loss between the comparable periods ended August 31, 2017 and 2016 is mainly due to the variances discussed above.

Variances in the remaining expenditures is set out below:

For the year ended August 31, 2017, depreciation expense was $421,984, compared to $478,699 for the year ended August 31, 2016. The decrease of $56,715 is due to a lower overall capital assets base as there were no additions during the period and prior fiscal year.

Consulting fees for the year ended August 31, 2017 were $805,943, compared to $432,316 in the comparable year ended August 31, 2016. Consulting expenses increased during the current period as the Company hired consultants in an effort to advance its Buckreef project. The consultants were hired to advise in regards to the status of the processing plant and any modifications and changes to the operational process, and many were hired in replacement of salaried management and personnel that resigned or were let go during the course of the last year resulting in a decrease in salaries and benefits expenses discussed below. Consulting fees for the three months ended August 31, 2017 were $272,597 compared to $204,446 in the comparable period ended August 31, 2016. The reason for the increase for the three month period is the same as above.

Directors’ fees for the year ended August 31, 2017 were $186,826, compared to $285,188 in the comparable year ended August 31, 2016. The amount decreased as compared to the same period in the prior year due to director resignations during the year as well as lower RSU expense in the current period, driven by lower stock prices for most of the year and a reduction of RSU issuances in favour of the newly adopted stock option plan. For the three month period ended August 31, 2017, director fees amounted to $27,907 (2016 - $54,890). The reason for the decrease for the three month period is the same as above.

Office and general expenses for the year ended August 31, 2017 were $197,456, compared to $246,938 in the comparable year ended August 31, 2016. Office and general costs decreased between the comparable periods due to continued cost reduction measures across all areas of the Company. For the three month period ended August 31, 2017, office and general expenses were $44,777 compared to $87,752 in the comparable period ended August 31, 2016. The reason for the decrease for the three month period is the same as above.

Shareholder information costs for the year ended August 31, 2017 increased to $476,285 from $249,645 for the comparable year ended August 31, 2016. The amounts increased due to higher spending in the current fiscal year on investor relations as the Company hired new investor relations consultants. For the three month period ended August 31, 2017, shareholder information costs were $113,838 compared to $99,299 for the three month period ended August 31, 2016. Shareholder information costs were comparable between the two periods.

Professional fees increased by $367,561 for the year ended August 31, 2017 to $754,738 from $387,177 for the year ended August 31, 2016. Professional fees increased mainly due to various work surrounding the adoption of the stock option plan as well as continuing legal fees from the resolution of the Force Majeure matters. For the three month period ended August 31, 2017 professional fees went from $127,180 for the year ended August 31, 2016 to $17,001. The decrease is due to various costs incurred in the last quarter of fiscal 2016 as the Company prepared for the financing closed in September 2016.

Salaries and benefits expense decreased to $458,700 for the year ended August 31, 2017 from $623,716 for the year ended August 31, 2016. Salaries and benefits decreased as the Company moved towards using consultants in the place of salaried employees which carries a lower cost than having salaried employees as well as the Company reducing its workforce wherever possible in an effort to minimize costs. The expenses for the corresponding three month period ending August 31, 2017 and 2016 were $116,309 and $57,788 respectively and increased in the current period as the third and fourth quarters of the prior year saw the largest staffing cuts as the Company was under Force Majeure during the period leading up.

Share based payments for the year ended August 31, 2017 were $1,772,663, compared to a recovery of $38,996 in the comparable year ended August 31, 2016. The increase is due to the Company adopting a stock option plan during the period and issuing 3,750,000 options (2016 – nil) with a value of $1,725,000 (2016 - $nil) offset by the number of RSU’s forfeited during the current period resulting in a recovery of RSU expense (see note 6 of the audited consolidated financial statements for the three and years ended August 31, 2017 and 2016 for details of RSU’s and stock options issued).

For the year ended August 31, 2017, travel and accommodation expense decreased by $30,414 from $61,881 in 2016 to $31,267. For the three months ended August 31, 2017 and 2016, travel and accommodation expense decreased by $43,876 from $39,773 in 2016 to $(4,103). Travel and accommodation expense decreased in comparison to the comparable period as various personnel took trips to Tanzania to assess the development of the Buckreef project during the last quarter in 2016 as well as refunds on travel overpayments in the current quarter.

For the year ended August 31, 2017, the foreign exchange gain was $161,593 compared to an exchange gain of $111,352 for the same year ended August 31, 2016. The primary reason is the US Dollar exchange rate decreasing from 1.312 at August 31, 2016 to 1.258 at August 31, 2017.

The interest accretion expense for the year ended August 31, 2017 was $725,696, compared to $1,028,568 for the year ended August 31, 2016. Interest accretion decreases as loans approach their maturity date.

A loss of $nil (2016 – $3,905,000 loss) was recognized during the year ended August 31, 2017, in connection with the revaluation of the derivative liability and $nil (2016 – $946,600 loss) was recognized during the year ended August 31, 2017, in connection with the revaluation of the warrant liability. The derivative and warrant liabilities are revalued at every reporting period using the Black-Scholes model. On September 1, 2016, upon the change in functional currency to the U.S. dollar, these derivative liabilities were no longer classified as derivatives and reclassified to reserve for share based payments.

A decrease in write offs of mineral properties to $124,717 during the year ended August 31, 2017, compared to $3,516,268 during the year ended August 31, 2016. See details in note 4 of the audited consolidated financial statements for the years ended August 31, 2017 and 2016 for details.

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

Foreign Exchange

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows. At August 31, 2017, the Company had no hedging agreements in place with respect to foreign exchange rates. As a majority of the funds of the Company are held in Canadian currencies, the foreign currency risk associated with US dollar and Tanzanian Shilling financial instruments is not considered significant at August 31, 2017.

B.       Liquidity and Capital Resources

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements. Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding. Previously, the Company obtained funding via private placements, public offering and various sources, including the Company’s President and former CEO.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2017, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms. These consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements.

At August 31, 2017 the Company had a working capital deficiency of $6,552,376 (August 31, 2016 – $11,836,214 working capital deficiency), had not yet achieved profitable operations, has accumulated losses of $96,566,577 (August 31, 2016 – $90,600,819) and expects to incur further losses in the development of its business. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

Some of the Company’s mineral properties are being acquired over time by way of option payments. It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.

Mineral Property Projects

As of August 31, 2017, amounts capitalized in respect of mineral properties were $46,920,303, being an increase from August 31, 2016 when the balance was $45,802,858.

During the fiscal year ended August 31, 2017, the Company capitalized mineral property exploration costs of $1,242,162 on its mineral resource properties, compared to fiscal 2016 when the Company capitalized mineral property exploration costs of $1,168,935.

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

Name, Municipality of Residence and Position With the Company	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since
Jeffrey Duval Sharon, Connecticut Acting Chief Executive Officer	Acting CEO of the Company	Officer only
James E. Sinclair Sharon, Connecticut President and Director	President and Director, former CEO of the Company	April 30, 2002
Dr. Norman Betts Fredericton, New Brunswick Director	Associate Professor, Faculty of Business Administration, University of New Brunswick and a Chartered Professional Accountant	January 4, 2005
William Harvey Sharon, Connecticut Director	Psychologist	April 30, 2002
Rosalind Morrow Toronto, Ontario Director	Lawyer; Partner, Borden Ladner Gervais LLP	October 20, 2003
Ulrich E. Rath Toronto, Ontario Director	Formerly President and CEO and Director of Chariot Resources Ltd.	October 7, 2003
Marco Guidi Toronto, Ontario Chief Financial Officer	Chartered Professional Accountant, currently serving as Chief Financial Officer, Controller and Accountant for a number of junior mining companies.	Officer only
Donna M. Moroney Vancouver, BC Corporate Secretary	President and Owner of Wiklow Corporate Services Inc.	Officer only

Directors and Senior Management

James E. Sinclair, President and Director, former Chief Executive Officer

Mr. Sinclair is the President and Directror, former CEO of the Company. Mr. Sinclair, age 74, devotes his full time to the business and affairs of the Company.

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

Jeffrey Duval, Acting Chief Executive Officer

Jeffrey Duval, Mr. Duval is a licensed General Engineering Contractor with over a quarter-century of experience working with several construction firms in the US south-west. His experience in corporate executive management, project development, project estimation and management, time-management, excavation, movement of material, earthworks, and related skills is a valuable asset to the Company as it aggressively moves to monetize the in-ground assets on its various licenses. Mr. Duval’s management skills, efforts and involvement were instrumental in the Company furthering its planned objectives over the past 12 months. Mr. Duval age 55 devotes 100% of his time in the roll of Acting Chief Executive Officer for the Company.

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

Rosalind Morrow, B.A., B.Ed., A.R.C.T, LL.B., Director

A graduate of Trinity College, Toronto, the Royal Conservatory of Music of Toronto and the University of Toronto Law School, Ms. Morrow specializes in corporate and securities law with a particular emphasis on financings, including government and structured finance, corporate governance and mergers and acquisitions. She has advised Canadian and international corporations on a number of major projects in the financial, communications and resource sectors. Ms. Morrow is a former member of the Securities Advisory Committee to the Ontario Securities Commission. Since the inception of the program in 2001, Ms. Morrow has been lead external counsel to Canada Mortgage and Housing Corporation on over $250 billion in fully underwritten global bond issuances under its Canada Mortgage Bond Program, and since 2008 has represented the Canadian federal government on its $125 billion Insured Mortgage Purchase Program, the Canadian equivalent of the U.S. TARP Program. A past president of the Women’s Law Association of Ontario and recipient of its President’s Award, Ms. Morrow currently serves on the Board of Governors of Trent University where she is a member of its Executive Committee and Chair of its Nominating and Governance Committee. She is also Chair of The Living City Foundation, the charitable arm of the Toronto and Region Conservation Authority, one of the largest environmental organizations in North America, dedicated to the preservation of a green environment in the Toronto region. Ms. Morrow, age 61, devotes approximately 10% of her time to the business and affairs of the Company.

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

Based on the foregoing definition, the Company had six NEOs for the fiscal year ended August 31, 2017: Jeffrey Duval, Acting CEO, James E. Sinclair, President and Director, former CEO; Joseph Kahama, former Chairman and COO (Tanzania); Marco Guidi, CFO, Corporate Accountant, Peter Zizhou, General Manager and Donna M. Moroney, Corporate Secretary.

The following tables set forth particulars concerning the compensation of the named executive officers for the Company’s last three fiscal years ended August 31, 2017, 2016 and 2015:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share-based awards ($)		Option- based awards ($)	Non- equity incentive plan compen- sation ($)	Pension Value ($)	All other compen- sation ($)	Total compen- sation ($)
			Annual incentive plans (RSU)	Long term incen- tive plans (ESOP)
Jeffrey Duval, Acting CEO	2017 2016 2015	222,378 (1) Nil Nil	Nil Nil Nil	Nil Nil Nil	460,000(12) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	682,378 Nil Nil
James Sinclair, President and Director, former CEO	2017 2016 2015	167,624 (1) 104,987 (2) 94,395 (3)	Nil Nil 206,123 (5)	Nil Nil Nil	138,00012) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	167,624 104,987 300,518
Joseph Kahama, (6) Former Chairman and COO (Tanzania)	2017 2016 2015	Nil 65,975 (2) 125,323 (3)	Nil Nil 206,123 (7)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 65,975 331,446
Marco Guidi, (9) CFO	2017 2016 2015	75,000 75,000 77,375	Nil Nil N/A	Nil Nil N/A	27,60012) Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	102,500 75,000 77,375
Donna M. Moroney, Corporate Secretary	2017 2016 2015	60,000 60,000 60,000	Nil 24,100 (10) N/A	Nil Nil N/A	13,80012) N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	60,000 84,100 60,000
Peter Zizhou, (11) General Manager	2017 2016 2015	213,746 214,958 (2) 88,017	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	213,746 214,958 88,017

(1)	US$ exchange average for the year = $1.3205.
(2)	US$ exchange average for the year = $1.3269.
(3)	US$ exchange average for the year = $1.2092.
(4)	US$ exchange = 1.00.
(5)	Valued at $4.89 per RSU granted on April 11, 2012.
(6)	Mr. Kahama resigned as a director, Chairman and COO (Tanzania) on February 6, 2016.
(7)	Valued at $6.28 per RSU granted on May 6, 2011.
(8)	Valued at $2.72 per RSU granted on July 3, 2013.
(9)	Marco Guidi was appointed as CFO on December 31, 2014.
(10)	Valued at $2.41 per RSU granted on September 5, 2014.
(11)	Peter Zizhou was appointed as General Manager on March 21, 2015.
(12)	Valued using the Black-Scholes model with the following variables: volatility – 84%,, life – 9 years, risk free rate – 0.95%, dividend yield – 0%.

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

Incentive Plan Awards

Outstanding share-based awards and option-based awards

Option-based Awards					Share-based Awards
Name	Year	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money RSUs	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested
		(#)	($)		($)	(#)	($)
Jeffrey Duval,	2017	1,000,000	$0.71	Nov. 28, 2025	Nil	N/A	N/A
Acting CEO	2016	N/A	N/A	N/A	Nil	N/A	N/A
	2015	N/A	N/A	N/A	36,750 (1)	75,000	36,750
James Sinclair,	2017	300,000	$0.71	Nov. 28, 2025	Nil	N/A	N/A
President and Director,	2016	N/A	N/A	N/A	Nil	N/A	N/A
former CEO	2015	N/A	N/A	N/A	36,750 (1)	75,000	36,750
Joseph Kahama,	2017	N/A	N/A	N/A	Nil	N/A	N/A
Former Chairman and	2016	N/A	N/A	N/A	Nil	N/A	N/A
COO (Tanzania)	2015	N/A	N/A	N/A	36,750 (1)	75,000	36,750
Marco Guidi,	2017	60,000	$0.71	Nov. 28, 2025	Nil	N/A	N/A
CFO	2016	N/A	N/A	N/A	Nil	N/A	N/A
	2015	N/A	N/A	N/A	24,500	50,000	24,500
Donna M. Moroney,	2017	30,000	$0.71	Nov. 28, 2025	Nil	N/A	N/A
Corporate Secretary	2016	N/A	N/A	N/A	Nil	N/A	N/A
	2015	N/A	N/A	N/A	4,900	10,000	4,900
Peter Zizhou,	2017	Nil			Nil	N/A	N/A
General Manager	2016	N/A	N/A	N/A	Nil	N/A	N/A
	2015	N/A	N/A	N/A	24,500	50,000	24,500

(1)       Valued at $0.49 per RSU granted on April 8, 2015.

Incentive plan awards – Value vested or earned during the year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Jeffrey Duval, Acting CEO	Nil	Nil	Nil
James Sinclair, President and Director, former CEO	Nil	Nil	Nil
Joseph Kahama, Former Chairman and COO (Tanzania)	Nil	Nil	Nil
Marco Guidi CFO	Nil	Nil	Nil
Donna M. Moroney, Corporate Secretary	Nil	24,100	Nil
Peter Zizhou, General Manager	Nil	Nil	Nil

Long Term Incentive Plan Awards to NEOs

The Company has made long-term incentive plan awards during the fiscal year ended August 31, 2017 to NEOs of the Company. See “Restricted Stock Unit Plan” and “Employee Share Ownership Plan” below.

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

RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2017:

There were no RSUs granted to directors and Named Executive Officers during the fiscal year ended August 31, 2017.

The following RSUs granted to directors and officers during the fiscal years ended August 31, 2015, August 31, 2014 and August 31, 2013 vested during fiscal year ended August 31, 2017:

Name	Date of Grant	No. of Shares	Cash Compensation Election	Vesting Period	Expiration Date
Rosalind Morrow	April 8, 2015	168,367(1)	$82,500	3 years	April 8, 2018
Ulrich Rath	April 8, 2015	77,168(1)	$37,812	3 years	April 8, 2018
Norman Betts	April 8, 2015	87,883(1)	$43,063	3 years	April 8, 2018
William Harvey	April 8, 2015	77,168(1)	$37,812	3 years	April 8, 2018
Norman Betts	April 9, 2014	15,949(2)	$43,062	3 years	April 9, 2017
William Harvey	April 9, 2014	14,004(2)	$37,811	3 years	April 9, 2017
James Sinclair	April 9, 2014	76,296(2)	$205,999	3 years	April 9, 2017
Rosalind Morrow	April 9, 2014	12,731(2)	$34,374	3 years	April 9, 2017
James Sinclair	April 10, 2013	57,577(3)	$206,126	3 years	April 10, 2016
Rosalind Morrow	April 10, 2013	9,602(3)	$34,375	3 years	April 10, 2016
Norman Betts	April 10, 2013	11,470(3)	$41,063	3 years	April 10, 2016
(1)	Valued at $0.49 per RSU
(2)	Valued at $2.70 per RSU
(3)	Valued at $3.58 per RSU

RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2016:

There were no RSUs granted to directors and Named Executive Officers during the fiscal year ended August 31, 2016.

The following RSUs granted to directors and officers during the fiscal year ended August 31, 2013 vested during fiscal year ended August 31, 2016:

Name	Date of Grant	No. of Shares(1)	Cash Compensation Election	Vesting Period	Expiration Date
Rosalind Morrow	April 10, 2013	9,602	$34,375	3 years	April 10, 2016
Norman Betts	April 10, 2013	11,470	$38,000	3 years	April 10, 2016
(4)	Valued at $3.58 per RSU

The following RSUs granted to directors and officers during the fiscal year ended August 31, 2015 vested during fiscal year ended August 31, 2016 (shares have not yet been issued):

Name	Date of Grant	No. of Shares(1)	Cash Compensation Election	Vesting Period	Expiration Date
Ulrich Rath	April 8, 2015	77,168	$37,812	1 year	April 8, 2016
Rosalind Morrow	April 8, 2015	168,367	$Nil	1 year	April 8, 2016
(5)	Valued at $0.49 per RSU

Outstanding RSUs

RSUs granted to directors and executive officers during fiscal year 2015 are outstanding as of August 31, 2017.

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

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of the end of the Company’s most recently completed financial year end:

	Number of securities to be issued upon exercise of outstanding RSUs	Weighted average exercise price of outstanding RSUs	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (Restricted Stock Unit Plan)	520,000	$0.49	0
Total	520,000	$0.49	0

Director Compensation

Director Compensation Table

The following table sets forth the value of all compensation provided to directors not including those directors who are also NEOs, for the Company’s most recently completed financial year:

Name	Fees Earned ($)	RSUs granted (1) (#)	Cash Compensation Election ($)	All Other Compensation ($)	Total ($)
Norman Betts	36,000	Nil	36,000	46,000	82,000
William Harvey	37,813	Nil	37,813	46,000	83,813
Rosalind Morrow	Nil	Nil	Nil	46,000	46,000
Abdulkarim Mruma	Nil	Nil	Nil	Nil	Nil
Ulrich Rath	37,813	Nil	37,813	460,000	497,813

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

There were no RSUs granted to the directors under the Amended RSU Plan during the fiscal year ended August 31, 2017.

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

9.       External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries are as follows:

Financial Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2017	Canada – $80,000 Tanzania - $15,000	Nil Nil	Nil Nil	Nil Nil
2016	Canada – $88,000 Tanzania - $14,265	Nil Nil	Nil Nil	Nil Nil

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

The Company also hires employees on a part time or temporary basis as dictated by the exploration activities on its properties. The full time and temporary employees and consultants of the Company can be grouped according to main category of activity and geographic location as follows:

Location	Category	Full Time Employees	Temporary Employees	Full Time Consultants	Part Time Consultants
Buckreef , Tanzania	Administration	5	Nil	Nil	Nil
	Exploration	7	Nil	Nil	Nil
Dar es Salaam, Tanzania	Administration	1	Nil	Nil	Nil
	Exploration	Nil	Nil	Nil	Nil
Connecticut	Administration	3	Nil	Nil	Nil

E.        Share Ownership

The following table sets forth the share ownership of our directors and named executive officers, held by such persons as of August 31, 2017.

Name of Owner	Number of Shares Owned	Percentage (1)
Betts, Norman	125,799	<0.01%
Guidi, Marco	0	N/A
Harvey, William	310,424	0.25%
Moroney, Donna	12,427	<0.01%
Morrow, Rosalind	669,784	0.55%
Rath, Ulrich E.	172,003	0.14%
Sinclair, James E.	1,987,397	1.63%
All directors and named executive officers as a group	3,277,834	2.69%
(1)	Calculation based on 121,784,619 shares of common stock outstanding as of August 31, 2017.

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

As of August 31, 2017, the Company knows of one shareholder who beneficially own more than 5% of the outstanding shares of the Company’s voting securities as set forth in the following table:

Title of Class	Identity of Holder(2)	Amount Owned	Percent of Class(1)
Common Shares	Van Eck Associates Corporation	7,486,737	6.44%
(1)	Based on the issued and outstanding shares of the Company of 121,784,619 shares as at August 31, 2017.
(2)	As per information provided pursuant to sec. 2.2 of NI 62-103 an Alternative Monthly Report filed on SEDAR on January 9, 2015.

The following table sets out the portion of common shares of the Company held by registered shareholders in Canada, the United States of America, and all other countries by total number of holders, total shareholdings, percentage of total issued shares, and percentage of total holders as of August 31, 2017:

Jurisdiction of Shareholders of Record	Number of Shareholders	Number of Common Shares	Percentage of Total Issued Shares	Percentage of Total Holders
United States	1,438	59,159,900	48.58%	81.52%
Canada	214	60,488,060	49.67%	12.13%
Other Countries	112	2,136,659	1.75%	6.35%
TOTAL	1,764	121,784,619	100.00%	100.00%

B.       Related Party Transactions

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

(a) Tanzanian Royalty Exploration Corporation entered into the following transactions with related parties:

Years ended,	Notes	August 31, 2017	August 31, 2016
Legal services	(i)	$82,455	$10,363
Rent	(ii)	$Nil	$15,199
Consulting	(iii)	$203,274	$157,637
Consulting	(iv)	$172,330	$33,838

(i) The Company engages a legal firm for professional services in which one of the Company’s directors is a partner. During the year ended August 31, 2017, the legal expense charged by the firm was $82,455 (2016 - $10,363). As at August 31, 2017, $370,940 remains payable (August 31, 2016 - $327,766).

(ii) During the year ended August 31, 2017, $nil (2016 - $15,199) was paid to a company associated with the Company’s former Chairman and COO and his spouse for office rental.

(iii) During the year ended August 31, 2017, $203,274 (2016 - $157,637) was paid for heap leach construction consulting and website/data back-up services to companies controlled by individuals associated with the former CEO and current director.

(iv) During the year ended August 31, 2017, $172,330 (2016 - $33,838) was paid for grade control drilling, license fees and other consulting services to Stamico, the Company’s joint venture partner on the Buckreef Gold Project.

As at August 31, 2017, the Company has a receivable of $37,247 (August 31, 2016 - $3,903) from an organization associated with the Company’s President and former CEO and current director and from current officers and directors.

As at August 31, 2017, the Company has a receivable of $nil (August 31, 2016 - $5,541) from the former general manager of the Company for amounts advanced on his behalf.

During the year ended August 31, 2015, the Company sold automotive and mining equipment in the amount of $243,805 to directors of the Company and $333,700 to the Company’s former CEO and current director for total proceeds of $577,505 as described in Note 5. Pursuant to the agreements, the Company entered into 1-year lease agreements on the automotive and mining equipment with effective dates in May 2015. Per the terms of the leases, the Company agrees to purchase back the automotive and mining equipment at the end of the lease periods for a lump sum payment of USD$74,848. The initial base payments vary between the agreements and range between $3,500 and $8,000 payable monthly. The effective interest rate on the capital lease obligation outstanding is between 20% and 30%.

On December 1, 2016, the Company entered into settlement agreements whereby a total of $343,623 in principal and accrued interest was settled through the issuance of 458,329 shares issued at an average price of $0.63 per share for total issued value of $288,747, resulting in a gain on settlement of debt of $54,876 for the year ended August 31, 2017.

As at August 31, 2017, the remaining balance outstanding under finance lease obligations after the settlements described above is $56,631 (August 31, 2016 - $370,103) and is repayable within 1 year, as such, the finance lease obligation is classified as a current liability.

(b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Year ended,	August 31, 2017		August 31, 2016
	Fees, salaries and benefits (1)	Share based payments (2), (3), (4)	Fees, salaries and benefits (1)	Share based payments (2), (3)
Management	$525,102	$1,175,439	$245,962	$130,873
Directors	111,625	673,200	127,375	157,813
Total	$636,727	$1,848,639	$373,337	$288,686

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

(4) All stock option share based compensation is based on the accounting expense recorded in the year.

As at August 31, 2017, included in trade and other payables is $638,000 (August 31, 2016 - $576,000) due to these key management personnel with no specific terms of repayment.

The Company’s former CEO and current director provided various loans to the Company totaling $133,632. On December 1, 2016, the Company entered into settlement agreements whereby the remaining balance of $136,519 was settled through the issuance of 187,321 shares issued at an average price of $0.705 per share for total issued value of $131,998, resulting in a gain on settlement of debt of $4,521 for the year ended August 31, 2017. As at August 31, 2017 $nil (August 31, 2016 - $86,000) is outstanding. The balance is payable on demand, interest free, and unsecured.

C.       Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Statements

A.       Consolidated Statements and Other Financial Information

This Form 20-FAnnual Report contains the audited consolidated financial statements of the Company for the fiscal years ended August 31, 2017 and 2016 with the Report of Independent Registered Public Accounting Firm, comprised of:

(a)	Consolidated Statements of Financial Position as of August 31, 2017 and 2016;

(b)	Consolidated Statements of Comprehensive Loss for the years ended August 31, 2017 and 2016;

(c)	Consolidated Statements of Changes in Equity for the years ended August 31, 2017 and 2016;

(d)	Consolidated Statements of Cash Flows for the years ended August 31, 2017 and 2016; and

(e)	Notes to the consolidated financial statements.

Dividend Policy

The Company has never paid dividends and does not intend to in the near future.

Legal Proceedings

The Company is not a party to any material legal proceedings.

B.       Significant Changes

None.

Item 9.	The Offering and Listing

A.       Offering and Listing Details

The common shares of the Company are listed on the TSX under the symbol “TNX”. The common shares of the Company are also listed on the NYSE MKT LLC (“NYSE MKT”) under the symbol “TRX”

As of August 31, 2017, there were 1,438 registered shareholders in the United States holding 48.58% of the Company’s outstanding common shares, representing approximately 81.52% of the total number of registered shareholders. The Company’s common shares are issued in registered form and the percentage of shares reported to be held by registered holders in the United States is taken from the records of the Computershare Trust Company, the registrar and transfer agent for the Company’s common shares.

The number of registered shareholders resident in the United States is attributed as to 0.21% to directors and officers of the Company who are United States residents; a further 0.20% held by United States residents who are immediate family members of a director and officer of the Company; and the balance of 42.80% are United States residents who have purchased shares in the secondary market, through the facilities of the TSX or NYSE MKT.

The following sets forth the high and low prices expressed in U.S. Dollars on the NYSE MKT and in Canadian Dollars on the TSX for the past full six months and through August 31, 2017, for each quarter for the past two fiscal years and for the past five years.

	NYSE MKT		TSX
	(United States Dollars)		(Canadian Dollars)
	High	Low	High	Low
Last Six Months
October 2017	0.3	0.25	0.38	0.33
September 2017	0.33	0.25	0.42	0.34
August 2017	0.45	0.32	0.56	0.41
July 2017	0.48	0.38	0.59	0.47
June 2017	0.56	0.4	0.69	0.5
May 2017	0.52	0.44	0.7	0.57

For the Fiscal Quarter Ended
August 31, 2017	0.56	0.38	0.7	0.47
May 31, 2017	0.59	0.4	0.79	0.52
February 28, 2017	0.63	0.4	0.84	0.54
November 30, 2017	1.13	0.46	1.44	0.62

August 31, 201	1.49	0.39	1.95	0.51
May 31, 201	0.57	0.21	0.76	0.27
February 29, 201	0.34	0.17	0.45	0.24
November 30, 201	0.38	0.27	0.5	0.35
August 31, 201	0.47	0.25	0.61	0.32

For Fiscal Year Ended
August 31, 2017	1.13	0.38	1.44	0.47
August 31, 2016	1.49	0.17	1.95	0.24
August 31, 2015	2.45	0.25	2.7	0.32
August 31, 2014	4.06	1.63	4.14	1.75
August 31, 2013	5.34	2.14	5.21	2.2

B.       Plan of Distribution

Not applicable.

C.       Markets

The Company’s common shares are listed on the TSX under the trading symbol “TNX” and on the NYSE MKT under the trading symbol “TRX”.

D.       Selling Shareholders

Not applicable.

E.       Dilution

Not applicable.

F.       Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.       Share Capital

The Company’s Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares. On December 8, 2014, the Board resolved that the Company authorize for issuance up to a maximum of 155,000,000 common shares, subject to further resolutions of the Company’s Board of Directors. As of August 31, 2017, there were 121,784,619 shares common shares issued and outstanding.

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

The following table reconciles the total number of common shares outstanding for the last three fiscal years:

	No. of Shares	$ Amount
Total Outstanding as of August 31, 2014	101,325,880	117,153,437
Add: Issued pursuant to Restricted Share Unit Plan	174,608	729,699
Finders fee on convertible senior note financing	400,000	264,000
Shares issued on amendment of convertible senior note financing	500,000	250,000
Redemption of convertible senior notes	5,010,518	1,958,397
Finder’s fee on loan agreement	442,548	177,019
Total Outstanding as of August 31, 2015	107,853,554	120,532,634
Add: Issued pursuant to Restricted Share Unit Plan	50,000	120,500
Interest shares on gold loans	536,137	477,609
Finder’s fee on loan agreement	320,543	372,130
Bonus shares	75,000	26,250
Cashless exercise of warrants	233,258	851,600
Total Outstanding as of August 31, 2016	109,068,492	122,380,723
Add: Issued for private placements, net of warrants	7,197,543	(1,094,499)
Issued pursuant to Restricted Share Unit Plan	695,991	1,040,990
Shares issued for interest on gold loans	814,089	542,447
Finders fees on convertible loans	132,577	92,805
Shares issued for settlement of lease obligations	458,329	288,747
Shares issued for amounts due to related parties	187,321	131,998
Shares issued for settlement of convertible loans	83,333	49,166
Cashless exercise of warrants	3,146,944	1,742,000
Total Outstanding as of August 31, 2017	121,784,619	$ 128,787,377

Shares are issued by the Company with the regulatory acceptance of the Toronto Stock Exchange and NYSE MKT, upon resolution of the Board of Directors of the Company. As of August 31, 2017, there are a total of 121,784,619 common shares issued and a further 520,000 common shares reserved for issuance under outstanding RSUs, 3,750,000 common shares reserved for issuance under outstanding share purchase options and 4,562,901 reserved for issuance under share purchase warrants.

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

C.       Material Contracts

The following are the material contracts of the Company (other than contracts in the ordinary course of business) entered into within the last two years:

Date	Names of Parties	Description of General Nature of the Contract	Consideration Paid; Terms and Conditions
June 1, 2017	New Direction IRA	Secured Gold Loan Agreement	US $340,210.88 for one year term
June 1, 2017	Wilt Family Trust	Secured Gold Loan Agreement	US $433,301.99 for one year
March 31, 2017	Witt Family Trust	Secured Gold Loan Agreement	US $150,000 for one year term
March 31, 2017	New Direction IRA (F. Graziano)	Secured Gold Loan Agreement	US $100,000 for one year term
March 31, 2017	William Holter	Secured Gold Loan Agreement	US $100,000 for one year term
March 31, 2017	Structural Logistics	Secured Gold Loan Agreement	US $100,000 for one year term
May 16, 2016	Structural Logistics, LLC	Secured Gold Loan Agreement	US$104,540 for one year term, and renewable for one year
October 19, 2016	David Ponelli	Secured Gold Loan Agreement	US$500,000 for three year term, and renewable for one year
October 19, 2016	Edward F. Marin Family LLC	Secured Gold Loan Agreement	US$500,000 for three year term, and renewable for one year
June 22, 2015	Hoffman Heritage Ranches LLC	Secured Gold Loan Agreement	US$1,015,000 in gold for a term of one year, maturing on June 22, 2016
June 22, 2015	William L. Holter	Secured Gold Loan Agreement	US$515,000 in gold for a term of one year, maturing on June 22, 2016
December 9, 2014	JGB (Cayman) Weston Ltd.	Securities Purchase Agreement	8% Original Issue Discount Senior Convertible Debenture in the principal sum of up to US$15 Million
December 9, 2014	JGB (Cayman) Weston Ltd.	Registration Rights Agreement	Obligation to file Registration Statement in the US covering the resale of securities under the Securities Purchase Agreement
December 9, 2014	JGB (Cayman) Weston Ltd.	8% Original Issue Discount Senior Convertible Debenture due December 9, 2016	Principal Sum of up to $15 Million
December 9, 2014	JGB (Cayman) Weston Ltd. and Wells Fargo Bank, National Association	Escrow Agreement	Deposit of US$9,115,000 in escrow pursuant to Securities Purchase Agreement
December 9, 2014	JGB (Cayman) Weston Ltd.	Common Stock Purchase Warrant	To purchase up to 982,143 common shares at a price of US$0.98 per share, on or before December 9, 2019
December 9, 2014	JGB (Cayman) Weston Ltd.	Continuing Guaranty	For Itetemia Mining Company Limited, Lunguya Mining Company Ltd., Tancan Mining Company Limited, Tanzania American International Development Corporation 2000 Limited, Buckreef Gold Company Limited and Northwest Basemetals Company Limited

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

The following table sets forth the percentage of the Company's administrative expense by currency for the year ended August 31, 2017.

By Currency

2017
Canadian Dollar	20%
U.S. Dollar	25%
Tanzanian Shilling	55%
Total:	100%

Such administrative expense by currency may change from time to time, but it has been roughly the same year to year. Further, the Company incurred net exploration costs of $(507,838) and $1,168,935 for the years ended August 31, 2017 and 2016 respectively, which are primarily paid in U.S. dollars.

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

The following table sets out the cumulative average prices of gold for the past five years, based on the London Metals Market afternoon price fix in U.S. dollars:

2017 (Average to November 30)	2016	2015	2014	2013
$1,256.31	1,250.74	1,160.06	1,266.40	1,411.23

Item 12.	Description of Securities Other than Equity Securities

The 2016 Incentive Stock Option Plan of the Company was approved by shareholders at the Annual and Special Meeting of the Company on February 16, 2017.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13a-15(f) under the Exchange Act. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company’s management, including its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of its internal control over financial reporting as of August 31, 2017.  In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework 2013, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  The Company’s management has completed their review and testing of the Company’s internal control over financial reporting and concluded that they are appropriately designed and operating effectively as of August 31, 2015.

The Public Company Accounting Oversight Board’s Auditing Standard No. 5 defines a material weakness as a control deficiency, or a combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected.

Changes in Internal Controls over Financial Reporting

During the year ended August 31, 2017, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonable likely to materially affect, its internal control over financial reporting.

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

The Company’s independent auditor for the fiscal year ended August 31, 2017 was Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, and the Company’s independent auditor for the fiscal year ended August 31, 2015 was Ernst & Young LLP, Chartered ProfessionalAccountants.

The Company’s Audit and Compensation Committee pre-approves all services provided by its independent auditors. All of the services and fees described below were reviewed and pre-approved by the audit committee.

The following summarizes the significant professional services rendered by Dale Matheson Carr-Hilton Labonte LLP for the year ended August 31, 2017 and 2016.

Fiscal Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2017	Canada – $80,000 Tanzania - $15,000	Nil Nil	Nil Nil	Nil Nil
2016	Canada – $88,000 Tanzania - $14,265	Nil Nil	Nil Nil	Nil Nil

Item 16 D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16 E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16 G.	Corporate Governance

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

Item 19.	Exhibits

Exhibit No.	Name
1.1	Articles and Bylaws of Tan Range Exploration Corporation, as amended. (1)
1.2	Certificate of Amendment for Change of Name dated February 28, 2006 (6)
1.3	Certificate of Amendment and Registration of Restated Articles dated March 7, 2008 for increase in the maximum number of directors to eleven (6)
2.1	Employee Share Ownership Plan (2003) (1)

2.2	2001 Stock Option Plan (1)
2.3	Shareholder Rights Plan (2)
2.4	2011 Shareholder Rights Plan (9)
2.5	Restricted Stock Unit Incentive Plan (4)
2.6	Amended Restricted Stock Unit Incentive Plan (8)
4.1	Subscription and Property Option Agreement dated May 31, 1999 between the Company and Barrick Gold Corporation (2)
4.2	Option Agreement dated December 14, 2001 between Tanzam 2000 Limited and Barrick Exploration Africa Limited (2)
4.3	Letter of Intent dated January 20, 2003 between the Company and Northern Mining Explorations Ltd., as amended by Letter Agreement dated March 18, 2003 (2)
4.4	Letter of Intent dated July 21, 2003 between the Company and Ashanti Goldfields (Cayman) Limited (2)
4.8	Option Agreement dated September 7, 2004 between the Company and Northern Mining Explorations Ltd. (3)
4.9	Purchase and Sale Agreement dated September 26, 2006 between the Company and Ashanti Goldfields (Cayman) Limited (4)
4.10	Option and Royalty Agreement dated January 25, 2007 between the Company and Sloane Developments Ltd. (5)
4.12	March 27, 2009 Subscription Agreement for purchase of 248,139 common shares with James E. Sinclair (6)
4.13	February 23, 2009 Subscription Agreement for purchase of 189,036 common shares with James E. Sinclair (6)
4.14	February 1, 2009 Subscription Agreement for purchase of $3,000,000 of common shares with James E. Sinclair (6)
4.15	August 24, 2010 Subscription Agreement for purchase of 144,430 common shares with James E. Sinclair (7)
4.16	Heads of Agreement dated December 16, 2010 between the Company and State Mining Corporation (8)
4.17	Joint Venture Agreement dated October 25, 2011 between the Company and State Mining Corporation (8)
4.18	Kigosi Access Agreement dated December 10, 2012 between the Company and The Director of Wildlife, Wildlife Division, Ministry of Natural Resources and Tourism (10)
4.19	Securities Purchase Agreement dated December 9, 2014 with JGB (Cayman) Weston Ltd. (11)
4.20	Registration Rights Agreement dated December 9, 2014 with JGB (Cayman) Weston Ltd. (11)
4.21	8% Original Issue Discount Senior Convertible Debenture to JGB (Cayman) Weston Ltd. (11)
4.22	Escrow Agreement dated December 9, 2014 with JGB (Cayman) Weston Ltd. and Wells Fargo Bank, National Association (11)
4.23	Common Stock Purchase Warrant dated Decemer 9, 2014 to JGB (Cayman) Weston Ltd. (11)
4.24

Continuing Guaranty from Itetemia Mining Company Limited, Lunguya Mining Company Ltd., Tancan Mining Company Limited, Tanzania American International

Development Corporation 2000 Limited, Buckreef Gold Company Limited and Northwest Basemetals Company Limited  (11)

4.25	Secured Gold Loan Agreement dated June 22, 2015 with Hoffman Heritage Ranches LLC (12)
4.26	Secured Gold Loan Agreement dated June 22, 2015 with William L. Holter (12)
4.27	Secured Gold Loan Agreement dated October 19, 2015 with Edward F. Marin Family LLC *
4.28	Secured Gold Loan Agreement dated October 19, 2015 with David Ponelli *
4.29	Secured Gold Loan Agreement dated May 16, 2016 with Structural Logistics, LLC *
4.30	Secured Loan Agreement dated May 16, 2016 with William L. Holter *
4.31	Secured Gold Loan Agreement dated June 27, 2016 with Edward F. Marin Family LLC *
4.32	Secured Gold Loan Agreement dated June 28, 2016 with David Ponelli *
4.33	Loan Agreement dated June 30, 2016 with David Schectman *
4.34	Securities Purchase Agreement dated September 1, 2016 (13)
4.35	Registration Rights Agreement (13)
8.1	List of Subsidiaries *
12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act *
12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act *
13.1	Certification under Section 1350 *
15.1	Consolidated Financial Statements for the years ended August 31, 2017 and 2016 *
15.2	Management’s Discussion and Analysis for the years ended August 31, 2017 and 2016 *
15.3	Consent of DMCL Chartered Professional Accountants LLP dated November 25, 2017 *
15.4	Item 16F Confirmation Letter from Ernst & Young LLP, Chartered Professional Accountants, dated November 5, 2016
15.5	2016 Incentive Stock Option Plan(14)

* Filed herewith

(1)	Previously filed with the SEC on Form 20-F Registration Statement on March 15, 2004
(2)	Previously filed with the SEC on Amendment No. 1 to Form 20 Registration Statement on June 28, 2004
(3)	Previously filed with the SEC on Form 20-F Annual Report on February 10, 2005
(4)	Previously filed with the SEC on Form 20-F Annual Report on November 30, 2006
(5)	Previously filed with the SEC on Form 20-F Annual Report on November 30, 2007
(6)	Previously filed with the SEC on Form 20-F Annual Report on November 25, 2009
(7)	Previously filed with the SEC on Form 20-F Annual Report on November 30, 2010
(8)	Previously filed with the SEC on Form 20-F Annual Report on December 12, 2011
(9)	Previously filed with the SEC on Form 20-F Annual Report on November 27, 2012
(10)	Previously filed with the SEC on Form 20-F Annual Report on November 15, 2013
(11)	Previously filed with the SEC on Form 6-K filed on December 15, 2014
(12)	Previously filed with the SEC on Form 20-F/A Annual Report on April 11, 2016
(13)	Previously filed with the SEC on Form 6-K filed on September 7, 2016

(14)	Previously filed with the SEC on Form 6-K filed on January 30, 2017

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date November 29, 2017

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:	“James E. Sinclair”
James E. Sinclair,
President and Director
(Principal Executive Officer”)

