Form 20-F/A
period 2017-08-31
TANZANIAN ROYALTY EXPLORATION CORP
filed 2017-12-05
CIK 1173643

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

Tanzanian Royalty Exploration Corporation is filing this Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended August 31, 2017 originally filed with the Securities and Exchange Commission on November 29, 2017 (“2017 Form 20-F”) solely for the purpose of filing additional exhibits that were inadvertently omitted from the 2017 Form 20-F.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2017 Form 20-F, or reflect any events that have occurred after the 2017 Form 20-F was originally filed.

Item 19.	Exhibits

Exhibit No.	Name
1.1	Articles and Bylaws of Tan Range Exploration Corporation, as amended. (1)
1.2	Certificate of Amendment for Change of Name dated February 28, 2006 (6)
1.3	Certificate of Amendment and Registration of Restated Articles dated March 7, 2008 for increase in the maximum number of directors to eleven (6)
2.1	Employee Share Ownership Plan (2003) (1)

117

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

118

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

119

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date December 4, 2017

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:	“James E. Sinclair”
James E. Sinclair,
President and Director
(Principal Executive Officer”)