Form 20-F/A
period 2017-08-31
TANZANIAN ROYALTY EXPLORATION CORP
filed 2018-03-16
CIK 1173643

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________________

FORM 20-F/A

(Amendment No. 2)

_________________________

❑	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2017

❑	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

❑	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________________

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

ALBERTA, CANADA

(Jurisdiction of Incorporation or Organization)

82 Richmond Street East

Toronto, Ontario

M5C 1P1

(Address of Principal Executive Offices)

James Sinclair

Chief Executive Officer

Tanzanian Royalty Exploration Corporation

82 Richmond Street East

Toronto, Ontario

M5C 1P1

Telephone: 1.844.364.1830

Fax: 860.799.0350

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, without Par Value	NYSE AMERICAN LLC
(Title of Class)	Name of Each Exchange on Which Registered

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

Large accelerated filer ❑ Accelerated filer ❑ Non-accelerated filer ☒

Emerging growth company ❑

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicated by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ❑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

This Amendment No. 2 (this “Amendment No. 2”) amends our Annual Report on Form 20-F for the year ended August 31, 2017 of Tanzanian Royalty Exploration Corporation (the “Company,” “we”, “our”) which we originally filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2017, (the “Original Filing”), as amended on December 5, 2017 (“Amendment No. 1”). This Amendment No. 2 is being filed to amend certain information contained in the “Cautionary Note to U.S. Investors Concerning Estimates of Mineral Resources” and Item 4 regarding our properties in response to certain comments raised the staff of the SEC.

Other than the items outlined above, there are no changes to the Original Filing as amended in Amendment No. 1. This Amendment No. 2 does not reflect events occurring after the date of the Original Filing, as amended in Amendment No. 2, or modify or update those disclosures that may be affected by subsequent events. Such subsequent matters are addressed in subsequent reports filed by us with the SEC. Accordingly, this Amendment No. 2 should be read in conjunction with the Original Filing, as amended by Amendment No. 1. Capitalized terms not defined in this Amendment have the meaning given to them in the Original Filing, as amended by Amendment No. 1.

Cautionary Note to U.S. Investors Concerning Estimates of Mineral Resources

As an Alberta corporation, Tanzanian Royalty Exploration Corporation (the “Company”) is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company files this Annual Report on Form 20-F as its Annual Information Form (“AIF”) with the British Columbia, Alberta and Ontario Securities Commissions via the System for Electronic Document Analysis and Retrieval (“SEDAR”). Under the filing requirements for an AIF, the Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples, and mineral resource and mineral reserve estimates, if any. Further, the Company may describe its properties utilizing terminology such as “Proven Mineral Reserve” or “Probable Mineral Reserve” or “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” that are permitted by Canadian securities regulations.

U.S. investors are cautioned not to assume that any part of the mineral deposits in the “Proven Mineral Reserve” or “Probable Mineral Reserve” or “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” categories will ever be converted into reserves. Further, these terms are not defined terms under SEC Industry Guide 7 and are not permitted to be used in reports and registration statements filed with the United States Securities and Exchange Commission (“SEC”). In addition, NI 43-101 permits disclosure of “contained ounces” of mineralization. In contrast, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7, as interpreted by the staff of the SEC, mineralization may not be classified as a “reserve” for United States reporting purposes unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC guidelines.

United States investors are cautioned not to assume that any part or all of the mineral deposits identified as an “indicated mineral resource,” “measured mineral resource” or “inferred mineral resource” will ever be converted to reserves as defined in SEC Industry Guide 7. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities legislation, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

For clarification, the Company has no properties that contain “Proven (Measured) Reserves” or “Probable (Indicated) Reserves” as defined by SEC securities regulations.

i

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

In connection with the Company’s disclosure of mineral resources and the cut-off grade associated with each mineral resource, it has made certain assumptions for mineral pricing and cost associated with each cut-off grade to determine the reasonable prospects for economic extraction as discussed below.

Significant Acquisitions and Significant Dispositions

The Company’s principal capital expenditures and divestitures (including interests in other companies and amounts invested) for the last three fiscal years are described as follows:

The Company awarded a contract to Venmyn Independent Projects (Pty) Limited, a subsidiary of Venmyn Rand (Pty) Limited, to undertake an update of the 21 August 2012 National Instrument 43-101 Independent Technical Report on the Buckreef Project in Tanzania. The updated report is dated February 24, 2014 (the “Updated Buckreef Technical Project”) and it was filed on SEDAR on February 24, 2014. See “Mineral Properties”. Further to this, the Company awarded another contract to MaSS Resources Pvt Ltd of Tanzania to undertake an NI 43-101 Compliant updated Buckreef Pit Optimized Resource Technical Mining Feasibility Report that was completed and published on 5th April 2017. Major Assumptions in the report included a gold price of $1250/oz, an effective Tax Rate of 15.25%; a Royalty Rate of 4.3%; transport refining cost of $15.00/oz Au and discount rate of 5%.

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

The following is a map of our primary properties.

2

LOCATION OF TRE LICENCES ON LAKE VICTORIA GREENSTONE BELT
GEITA
BUCKREEF PROJECT
ITETEMIA PROJECT
LUHALA PROJECT
KIGOSI PROJECT

Buckreef Gold Mine Company Limited
Buckreef Project
Special Mining License Boundary
To Katoro Township
Buckreef North
Buckreef Main
Eastern Porphyry
Buckreef South
Bingwa
Tembo
Rwamagaza Village
9,660,000 mN
9,658,000 mN
9,656,000 mN
9,654,000 mN
388,000 mE
390,000 mE
392,000 mE
394,000 mE
396,000 mE
N
S
W
E
General Legend
SML Boundary
Resources
Village
Road
River
Dam

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

In the second round of the financing, the Company privately placed convertible notes and warrants for US$3.75 million. The convertible notes were issued in the principal amount of US$3.75 million, carried a coupon of 2.0% and matured on September 26, 2046. The Company immediately exercised its right to cause the conversion of the convertible notes, resulting in the cancellation of the notes and the issuance of 5,357,143 shares of common stock to the investor. The investor also received five-year warrants to purchase 4,017,857 shares of common stock at an exercise price of US$1.10 per share. The closing of the second tranche of the financing was conditioned upon a valid registration statement for the common stock issued or issuable to the investor upon exercise of warrants being declared effective by the U.S. Securities and Exchange Commission (“SEC”). The SEC declared the Company’s Form F-3 Registration Statement registering the stock effective on September 23, 2016.

Buckreef Project: Mine Development and Operations

Q1_2017 (September 2016 – November 2016)

•	The Company successfully completed the renewal application process for the 12 Buckreef Buziba project Prospecting Licenses (PLs). Renewal certificates for all 12 PLs were received after successful payment of the annual rental fee payments for the period 2016-2017.
•	The Company also successfully engaged with the Mining Commissioner on requested additional technical information related to the renewal application for the Buckreef Special Mining License (SML04/92).
•	The Company also engaged a local Tanzanian consultant group, MaSS Resources Consulting Company who commenced the Review and Update of the Buckreef Preliminary Economic Assessment Report (published in 2012 & 2014) by Venmyn Deloite Resource Consultants Ltd. of SA into an NI 43-101 compliant Buckreef Technical Mining Feasibility Report.

Q2_2017 (December 2016 – February 2017)

•	The Company received the Buckreef Gold Mine Company Environmental Management Plan Upgrade certification from NEMC.
•	The Company also received the Buckreef SML04/92 Special Mining Licence Renewal offer letter from the Ministry of Energy & Minerals. Renewal period was for a further 10 years to 2027. Annual rental fees for the SML were paid upfront to June 2018 as per regulations.
•	MaSS Resources in consultation with company qualified technical persons, continued work on updating the Buckreef Technical Mining Feasibility Report.
•	The National Audit Office of Tanzania (NAOT) team led by the Deputy Auditor General and in the company of senior personnel from Stamico audited the Buckreef Project JV working partnership and current status.
•	Stamico MD made a presentation to the relevant Parliamentary Committee overseeing all government related JV projects in Tanzania to brief the government on project status.
•	Emisha Mining Solutions, a South African based consultant company continued work on the new CIL process plant design.

Q3_2017 (March 2017 – May 2017)

•	The Company received a letter of notification requesting the presence of Chairman and CEO to attend the official signing ceremony for the Buckreef renewal certificate issuance which was scheduled to be held at Dodoma on 7th March 2017. Ceremony was however postponed indefinitely as the Minister was busy with other issues.
•	In addition, the Company hosted a delegation of MPs that make up the Parliamentary Mining Audit Committee (PMAC) on Energy & Minerals at Buckreef on 22nd March 2017 whose task was to assess the Buckreef Gold project re-development progress since the signing of the Tanzam2000 and State Mining Corporation Joint Venture Agreement in October 2011.

•	Ground-work on the Buckreef project resumed with the main activity being marking and initial clearing of the site covered by the Buckreef main pit outline.
•	Site marking and survey pick-ups of the planned Grade Control drill-holes commenced.
•	The Company also completed and successfully published the NI 43-101 Compliant updated Buckreef Pit Optimized Resource Technical Mining Feasibility Report during the quarter.

Q4_2017 (June 2017 – August 2017)

•	Tanzania suspended granting of new mining licenses and froze the renewal of expired mining permits until further notice under their new legislative changes that seek to enable the government to re-negotiate of Mining Developments Agreements among other things.
•	The Company successfully completed ground clearing and surveying the demarcated Buckreef mega-pit outline.
•	In addition, all the proposed Grade Control drill collars were marked and surveyed covering the entire Buckreef mega-pit site.
•	The company also commenced ground clearing of the two sites proposed for the construction of the tailings storage facility (TSF) for the Buckreef mining operation.
•	The company also commenced work on an updated internal report on the financial projections for the Buckreef Mine Closure Conceptual Plan.
•	Artisanal mining activities at the Buziba, Eastern Porphyry Prospect, Bingwa Prospect, Kihesa Area and Tembo North have persisted throughout the 4th quarter as efforts to evict the artisanal miners from these areas have been unsuccessful and/or tied up by local government authorities to the issue of the outstanding land compensation for house-holders within the special mining license.

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

Projects/Licenses to Retain (Mining projects)

•	Buckreef – 12 PLs & 1 SML
•	Buziba – 1 PL
•	Itetemia – 8 PLs & 1 ML (Application)
•	Kigosi – 13 PLs & 1 ML
•	Luhala – 2 PLs

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

The following cumulative work was completed up to 31st August 2017:

•	No mining or ore processing activities conducted at the Buckreef project during the year. Status of the project for the year-ended 31st August 2017 is still care and maintenance while we wait for the issuance of the renewed SML certificate.
•	Historical cumulative total ore mined from the Buckreef South pilot pit as of 31st August 2017 remains at 119,725.59t averaging 1.86g/t Au with total contained metal ounces of 7,161.24.
•	The disposition of the Ore stockpiled as of 31st August 2017, remains as follows: ROMPAD: 72,315.66t @1.39g/t Au (3,237.96 Ozs); Pad#1: 20,931.75t @2.29g/t Au (1,541.77 Ozs); Pad#2: 12,943.78t @2.78g/t Au (1,155.55 Ozs); Pad#3: 9,237.90t @ 3.85g/t Au (1,143.49 Ozs) & Crusher Pad: 4,245t @ 3.86 g/t Au (526.62 Ozs).
•	An NI43-101 Compliant updated Buckreef Pit Optimized Resource Technical Mining Feasibility Report was completed and published. Major Assumptions in the report included a gold price of $1250/oz, an effective Tax Rate of 15.25%; a Royalty Rate of 4.3%; transport refining cost of $15.00/oz Au and discount rate of 5%.

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

Buziba Project

The Buziba Project comprises a single prospecting license (PL6545/2010) located some 25km east of the Buckreef project in the Geita district (see Figure, overleaf). The project area can be accessed from Buckreef via unpaved and poorly maintained gravel roads. The Buziba Project is a pre-development stage medium grade gold deposit and principal host lithologies include basalt, co-magmatic dolerite and a suite of intrusive quartz-albite felsic porphyries. Gold mineralization associated with shear-hosted vein quartz arrays in meta-basalts and as extensive stock works in the felsic porphyries. Geometry of the mineralization is highly irregular, forming a zone 200m thick and extending E-W for at least 2,500m.

Based on an NI 43-101 compliant Preliminary Economic Report published in 2012 and subsequently in 2014, the global gold resources (Measured, Indicated & Inferred) estimated over approximately 2.5km strike length and to a depth of 230 metres below surface amounts to 29Mt@1.04g/t containing 984,144ozs of gold.

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

BUCKREEF PROJECT LICENCES ON THE REGIONAL GEOLOGY MAP
PL6427/2010
PL6548/2010
SML04/1992 - Enlarged Area
PL6428/2010
PL6546/2010
Rw Miners Block
PL6430/2010
PL6431/2010
PL6549/2010
PL6547/2010
PL6429/2010
PL9968/2014
BUCKREEF GOLD COMPANY

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

As of the 31st August 2017, the retained portion of the Itetemia project area has 8 active PLs and 1 ML application all covering a surface area of 41.23km2. The Itetemia Project license status and statutory liabilities are as shown in the table below:

•	All the Itetemia PLs nominated for retention by the company have outstanding annual fee payments as shown above.
•	Two (2) PLs expired in June 2017 and applications for renewal are now overdue while one (1) PL will expire in October 2017 and is now due for renewal application submission.
•	Renewal applications for 4 of the critical licenses are still being processed and application fee payment was completed and posted online. We now await offer letters.
•	The ML application is still under review for close to 2 years now and no response on the delayed application have been received from MEM offices. The ML application covers three (3) licenses viz 9198/2013, 9229/2013 & 9374/2013 that have now also expired or are soon to expire.

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

Liabilities - PLs to Retain (Mining Projects)

Projects Licenses to Joint Venture

•	Biharamulo – 6 PLs
•	Lunguya – 8 PLs
•	Manonga – 6 PLs
•	Ushirombo – 2 PLs

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

Liabilities - PLs to JV (Exploration Projects)

Projects Licenses to Discard/Abandon

•	Biharamulo – 2 PLs
•	Kabanga – 2 PLs
•	Kanegele – 10 PLs & 1 Application
•	Kigosi – 19 PLs
•	Kibara – 3 PLs
•	Kongwa- 1 PL
•	Luhala – 2 PLs
•	Mwadui – 4 PLs

•	Nzega – 2 PLs
•	Nyanzaga – 2 PLs
•	Tulawaka – 4 PLs
•	Shinyanga – 1 PL

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

Buckreef Exploration History Synopsis

Year	Operator	Work Performed
1959	Tanzania Mineral Resources Division (TMRD) & UNDP	UN-sponsored regional airborne geophysical survey over Rwamgaza Greenstone Belt.
1960-1965	Tanzania Mineral Resources Division (TMRD) & UNDP	Ground based geophysical surveys (magnetics, IP) follow up on regional targets. Discovery of Buckreef Quartz Vein and follow up drilling commenced. 13 diamond drill holes by UNDP (12 in current database, UNBR01-12) identified a “possible ore zone 107m long, 8m wide and extending to 122m depth
1968	Tanzania Mineral Resources Division (TMRD)	13 diamond drill holes by Tanzanian Mineral Resources Division (MRD01-13)
1972	Tanzania Mineral Resources Division (TMRD)	Tanzanian government approved investment decision and Buckreef Gold Mining Company.
Mid-1970s	Williamson Diamonds Ltd	Underground development on 30m and 61m levels by Williamson Diamonds Ltd. Indicated ore reserve of 106,000t @ 8.7g/t Au between 23m and 76m levels using minimum mining width of 1.5m
1973-79	Tanzania Mineral Resources Division?	Further underground development and 3 diamond drill holes (BGMDD01-03) by BGMC.
1973-1981	State Mining Corporation	CIP treatment plant and other facilities established with financial assistance from Swedish International Development Agency
21

Year	Operator	Work Performed
1982-1988	State Mining Corpoaration	Gold production commenced but reached only 25-40% of forecast targets. Production figure unavailable. Review of operations by British Mining Consultants Ltd. who found Buckreef assay laboratory assays 65% higher than overseas check assays
1990	State Mining Corporation	Mining ceased and workings flooded. Total ore extracted estimated at approximately 100,000t @3-4g/t Au
1992	East African Mining Corporation	Commencement of modern exploration techniques including Aircore, RC and diamond drilling.
1994	East African Gold Mines Ltd	Signing of first Buckreef Gold Mine Re-Development agreement with State Mining Corporation. Additional surface and subsurface gold resources were identified.
1995-2010	East African Gold Mines Ltd / Gallery Gold / Iamgold	Explored 40km of contiguous strike length of the RGB encompassing geophysical surveys (IP, EM & magnetic); 52,737m of RAB & AC drilling; 80,796m RC drilling and 22,197m of Diamond drilling. Several metallurgical test-works for a CIL and/or CIC process plant conducted; Preliminary economic assessment leading to a Feasibility scoping study completed. Project returned to Stamico by IAMGOLD.
2011	Tanzanian Royalty	Second Buckreef Gold mine Re-Development JV Agreement signed between Tanzanian Royalty Exploration Corp and Stamico. Commenced with detailed review of all historical exploration data and results for an updated NI 43-101 report supervised by Venmyn Rand (Pty) Ltd.
2008- 2009	Tanzanian Royalty	Continues with exploration and starts RAB, RC and DC drilling at Kigosi on the Luhwaika and Igunda Prospects. Completed drilling at Luhwaika and Igunda Prospects. 3D modelling completed and resources declared for both.
2010-2011	Tanzanian Royalty	Commenced RAB and RC drilling at Msonga and Commenced and subsequently ceased bulk sampling of Luhwaika quartz rubble deposit (four months later). Completed drilling at Msonga. 3D modelling completed. No resource declared on Msonga.
2012-2013	Tanzanian Royalty	Additional exploration and resource drilling (33,711m diamond core & 4,459m RC) conducted. Preliminary NI 43-101 report completed by Venmyn Rand (Pty) Ltd that showed a 121% increase in mineral resources. Successfully applied for extension of the Special Mining License area (from 3.4km2 to 16.04km2). Commenced NEMC EIA certification process.
2014	Tanzanian Royalty	Awarded NEMC Environmental EIA certification. Metallurgical testwork for heap leach and/or CIL process plant conducted. Geotechnical test-work conducted. Construction of pilot Heap leach process plant commenced. Pilot Mining on South Pit commenced late October 2014.
2015	Tanzanian Royalty	Pilot mining continued on South pit. Pilot heap leaching operations commenced.
22

Year	Operator	Work Performed
2016	Tanzanian Royalty	Force majeure declared February 2016. First gold pour from heap leach operations. Further Metallurgical testwork for CIL process plant commenced. Buckreef process plant re-dsign into CIL system commenced. Commenced application for an initial 15yr Life of Mine extension for the Special Mining License.

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

NI 43-101 Compliant Pit Optimized Mineral Reserve Estimate for BRMA as at April 27, 2017

Source: MaSS Resources 2017

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Mineral Resources reported inclusive of Mineral Reserves

Cut-off Grade 0.59 g/t Au

Estimates over variable widths to 1m to 40m

Specific Gravity ranges 2.0 to 2.8

Inconsistencies in totals are due to rounding

55% attributable to the Company

The major highlights from the Technical Mining Feasibility report include the following:

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

The Company received an updated NI 43-101 technical report dated September 1, 2011 from Venmyn Rand (Pty) Limited of South Africa (the “Kigosi Technical Report”) that included and updated resource estimate for the shear-zone hosted gold mineralization in the Luhwaika and Igunda prospects as well as a detailed technical synopsis of a quartz rubble be mineralization identified as of particular interest due to its tabular extent and unconsolidated nature.

The shear zone hosted gold mineralization at Luhwaika and Igunda Prospects are reported to contain combined Measured and Indicated Mineral Resource of 12.86 million tons at an in-situ grade of 0.99g/t Au as summarized in the table below.

NI 43-101 Compliant Mineral Resource Estimate for Kigosi Gold Project Shear Zone deposits as at 5th November 2011.

Source: Venmyn Deloitte 2011

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Mineral Resources reported inclusive of Mineral Reserves (although no Mineral Reserves are reported)

No Cut-off Grade

85% attributable to the Company.

The rubble bed is reported to cover a surface area of 3.36km2 with an average thickness of 1.15m which contains an Indicated Mineral Resource of 3.89 million tons at an in-situ grade of 0.83g/t Au and an Inferred Mineral Resource of 6.30 million tons at a grade of 0.34g/t Au as summarized in the table below.

NI 43-101 Compliant Mineral Resource Estimate for Kigosi Gold Project Gravel Beds as at 5th November 2011.

Source: Venmyn Deloitte 2011

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Mineral Resources reported inclusive of Mineral Reserves (although no Mineral Reserves are reported)

Cut-off Grade of 0.1g/t

85% attributable to the Company.

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

History

The exploration history of the Itetemia Property from 2006 to 2015 is summarized as follows:

Itetemia Exploration History Synopsis

Year	Operator	Work Performed
2006	Tancan	In-house evaluation. 4-hole diamond drill program
2007	Sloane	Planned 2000 m RC drill program and 3000 m infill diamond drilling program.
2008	Sloane	First phase drill program consisted of 10 Reverse Circulation (RC) aggregating 1,489m. Eight diamond drill holes were drilled totalling 2,286.5m.
2009	Sloane	Data analysis
2010	Sloane	Data analysis
2011-2012	Company	NI 43-101 report prepared by Venmyn Rand (Pty) Ltd.
2013	Company	In-house evaluation
2014	Company	Digital Terrain Model (DTM) survey pickups using GPS to create topographical survey over the resource area for resource modelling, completion of study, which was contracted to MaSS Resources Company Ltd., submission of the Final Itetemia Gold Project (IGP) Study by MaSS Resources company, Environmental Impact Assessment (EIA) study on the Itetemia Gold Project (IGP), which was contracted to Efficient Consultants environmental experts. The EIA study is ongoing and completed activities include - Visit to site, conducting consultative meetings with stake holders, consultation with OSHA officials & Lake zone mines officer, project registration with NEMC, submission of brief project report to NEMC for project screening, preparation of Scoping Project Report and Terms of Reference (ToR) for management approval before submission and the submission of the Scoping Report to NEMC for approval.
39

Year	Operator	Work Performed
2015	Company	EIA study report approved and ESIA certificate issued. Application to convert PL into Mining License procedures have commenced
2016	Company	Itetemia Mining License Application no/01722 submitted on 4th November 2015 still under review by the Ministry of Enenrgy and Minerals. No fieldwork conducted pending resolution on application.

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to Annual Report on its behalf.

Date      March 16, 2018

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:	“James E. Sinclair”
James E. Sinclair,
President and Director
(Principal Executive Officer”)

