Form 20-F/A
period 2017-08-31
TANZANIAN ROYALTY EXPLORATION CORP
filed 2018-08-17
CIK 1173643

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________________

FORM 20-F

(Amendment No. 3)

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

Large accelerated filer     ☐      Accelerated filer ☐      Non-accelerated filer ☒      Emerging Growth Company     ☐

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

This Amendment No. 3 (this “Amendment No.3”) amends our Annual Report on Form 20-F for the year ended August 31, 2017, of Tanzanian Royalty Exploration Corporation (the “Company,” “we”, “our”) which we originally filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2017, (the “Original Filing”), as amended on December 5, 2017 (“Amendment No. 1”), and as further amended on March 16, 2018 (“Amendment No. 2”). Amendment No. 2 was filed to amend certain information contained in the “Cautionary Note to U.S. Investors Concerning Estimates of Mineral Resources” and Item 4 regarding our properties in response to certain comments raised the staff of the SEC. We are filing this Amendment No. 3 to revise certain information regarding our properties, including that we are currently focusing only on the Buckreef property.

Other than the items outlined above, there are no changes to the Original Filing as amended in Amendments No. 1 and No. 2. Except as set forth herein, this Amendment No. 3 does not reflect events occurring after the date of the Original Filing, as amended in Amendments No. 1and 2, or modify or update those disclosures that may be affected by subsequent events. Such subsequent matters are addressed in subsequent reports filed by us with the SEC. For ease of reference, we have included our changes in Amendments No. 1 and 2 into this Amendment No. 3 and this Amendment No. 3 amends and restates the Form 20-F in its entirety.

No changes were made to our financial statements.

i

ii

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

The following is a summary of certain selected financial information for the Company’s five most recently completed fiscal years (in Canadian dollars, except number of shares):

	2017($)	2016($)	2015 ($)	2014 ($)	2013 ($)
Operations:

Revenues	$ --	$ --	$ --	$ --	$ -

Net loss	(6,434,112)	(12,781,902)	(8,995,697)	(2,416,265)	(3,225,998)

Basic and diluted loss per share	(0.05)	(0.12)	(0.09)	(0.02)	(0.03)

7

	2017	2016	2015	2014	2013
Balance sheet:

Working Capital (deficiency)	(6,552,376)	(11,836,214)	(4,684,253)	1,325,667	5,416,104

Total Assets	51,353,088	49,885,545	53,108,859	52,792,901	58,193,340

Net Assets	36,254,043	35,156,483	46,072,190	51,503,996	52,319,699

Share Capital	125,174,377	122,380,723	120,532,634	117,153,440	115,614,202

Number of Shares	121,784,619	109,068,492	107,853,554	101,325,880	100,922,582

Deficit	96,566,577	90,600,819	77,970,955	69,095,649	67,117,263

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

The Company has decided to begin production at the Buckreef Project based on the latest and comprehensive pit-design optimized mining feasibility study or bankable feasibility study, which is a more common practice within the mining industry, and therefore may subject it to some unforeseen business risks.  The Company’s decision to begin production at the Buckreef Project was based on prior historical and current information, drilling programs, modeling, and positive metallurgical testing.  Therefore, its decision to begin production at the Buckreef Project was based on detailed information which may or may not be representative of information regarding the mine based on the latest independent and comprehensive study results that were published in April 2017.  In addition, basing its decision to begin production on this updated information may make the Company susceptible to risks, including:

•	certain difficulties in obtaining expected metallurgical recoveries when scaling up to production scale;

•	the preliminary nature of mine plans and processing concepts and applying them to full scale production;

•	determining operating/capital costs estimates and possible variance associated with constructing, commissioning and operating the Buckreef facilities based on limited information;

•	that metallurgical testing is always in development and may not be representative of results of all the deposits that make up the Buckreef Project; and

•	that the Company may have underestimated capital and operating costs despite the independent and comprehensive bankable mining feasibility study.

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

On July 30, 2018, we filed an Amended National Instrument 43-101 Independent Technical Report Mineral Reserves Estimate and Pre-Feasibility Study on the Buckreef Gold Mine Project, Tanzania, East Africa with an effective date of June 26, 2018 on Form 6-K for July 2018 with the SEC.

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

Buckreef Exploration History Synopsis

Year	Operator	Work Performed
1959	Tanzania Mineral Resources Division (TMRD) & UNDP	UN-sponsored regional airborne geophysical survey over Rwamgaza Greenstone Belt.
1960-1965	Tanzania Mineral Resources Division (TMRD) & UNDP	Ground based geophysical surveys (magnetics, IP) follow up on regional targets. Discovery of Buckreef Quartz Vein and follow up drilling commenced. 13 diamond drill holes by UNDP (12 in current database, UNBR01-12) identified a “possible ore zone 107m long, 8m wide and extending to 122m depth
1968	Tanzania Mineral Resources Division (TMRD)	13 diamond drill holes by Tanzanian Mineral Resources Division (MRD01-13)
1972	Tanzania Mineral Resources Division (TMRD)	Tanzanian government approved investment decision and Buckreef Gold Mining Company.
Mid-1970s	Williamson Diamonds Ltd	Underground development on 30m and 61m levels by Williamson Diamonds Ltd. Indicated ore reserve of 106,000t @ 8.7g/t Au between 23m and 76m levels using minimum mining width of 1.5m

Year	Operator	Work Performed
1973-79	Tanzania Mineral Resources Division?	Further underground development and 3 diamond drill holes (BGMDD01-03) by BGMC.
1973-1981	State Mining Corporation	CIP treatment plant and other facilities established with financial assistance from Swedish International Development Agency
1982-1988	State Mining Corpoaration	Gold production commenced but reached only 25-40% of forecast targets. Production figure unavailable. Review of operations by British Mining Consultants Ltd. who found Buckreef assay laboratory assays 65% higher than overseas check assays
1990	State Mining Corporation	Mining ceased and workings flooded. Total ore extracted estimated at approximately 100,000t @3-4g/t Au
1992	East African Mining Corporation	Commencement of modern exploration techniques including Aircore, RC and diamond drilling.
1994	East African Gold Mines Ltd	Signing of first Buckreef Gold Mine Re-Development agreement with State Mining Corporation. Additional surface and subsurface gold resources were identified.
1995-2010	East African Gold Mines Ltd / Gallery Gold / Iamgold	Explored 40km of contiguous strike length of the RGB encompassing geophysical surveys (IP, EM & magnetic); 52,737m of RAB & AC drilling; 80,796m RC drilling and 22,197m of Diamond drilling. Several metallurgical test-works for a CIL and/or CIC process plant conducted; Preliminary economic assessment leading to a Feasibility scoping study completed. Project returned to Stamico by IAMGOLD.
2011	Tanzanian Royalty	Second Buckreef Gold mine Re-Development JV Agreement signed between Tanzanian Royalty Exploration Corp and Stamico. Commenced with detailed review of all historical exploration data and results for an updated NI 43-101 report supervised by Venmyn Rand (Pty) Ltd.
2008- 2009	Tanzanian Royalty	Continues with exploration and starts RAB, RC and DC drilling at Kigosi on the Luhwaika and Igunda Prospects. Completed drilling at Luhwaika and Igunda Prospects. 3D modelling completed and resources declared for both.
2010-2011	Tanzanian Royalty	Commenced RAB and RC drilling at Msonga and Commenced and subsequently ceased bulk sampling of Luhwaika quartz rubble deposit (four months later). Completed drilling at Msonga. 3D modelling completed. No resource declared on Msonga.

Year	Operator	Work Performed
2012-2013	Tanzanian Royalty	Additional exploration and resource drilling (33,711m diamond core & 4,459m RC) conducted. Preliminary NI 43-101 report completed by Venmyn Rand (Pty) Ltd that showed a 121% increase in mineral resources. Successfully applied for extension of the Special Mining License area (from 3.4km2 to 16.04km2). Commenced NEMC EIA certification process.
2014	Tanzanian Royalty	Awarded NEMC Environmental EIA certification. Metallurgical testwork for heap leach and/or CIL process plant conducted. Geotechnical test-work conducted. Construction of pilot Heap leach process plant commenced. Pilot Mining on South Pit commenced late October 2014.
2015	Tanzanian Royalty	Pilot mining continued on South pit. Pilot heap leaching operations commenced.
2016	Tanzanian Royalty	Force majeure declared February 2016. First gold pour from heap leach operations. Further Metallurgical testwork for CIL process plant commenced. Buckreef process plant re-dsign into CIL system commenced. Commenced application for an initial 15yr Life of Mine extension for the Special Mining License.

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

On July 30, 2018, an Amended National Instrument 43-101 Independent Technical Report Mineral Reserves Estimate and Pre-Feasibility Study on the Buckreef Gold Mine Project, Tanzania, East Africa with an effective date of June 26, 2018 was filed with the SEC.

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

Net loss for the year ended August 31, 2017 was $6,434,112, compared to a net loss of $12,781,902 in the comparable year ended August 31, 2016. The main difference in net loss between the two periods is due to the following fluctuations:

•	An increase in consulting fees for the year ended August 31, 2017 to $805,943, compared to $432,316 in the comparable year ended August 31, 2016. Consulting expenses increased during the current period as the Company hired consultants in an effort to advance its Buckreef project. The consultants were hired to advise in regards to the status of the processing plant and any modifications and changes to the operational process, and many were hired in replacement of salaried management and personnel that resigned or were let go during the course of the last year resulting in a decrease in salaries and benefits expense amounting to $458,700 for the year ended August 31, 2017 as compared to $623,716 for comparable period in 2016.

•	An increase in professional fees expense to $754,738 for the year ended August 31, 2017, compared to $387,177 for the year ended August 31, 2016. Professional fees increased mainly due to various work surrounding the adoption of the stock option plan as well as continuing legal fees from the resolution of the Force Majeure matters.

•	Higher share based payment expense of $1,772,663 during the year ended August 31, 2017, as compared to a recovery of $38,996 during the year ended August 31, 2016. The increase is due to the Company adopting a stock option plan during the period and issuing 3,750,000 options (2016 – nil) with a value of $1,725,000 (2016 - $nil) offset by the number of RSU’s forfeited during the current period resulting in a recovery of RSU expense (see note 6 of the audited consolidated financial statements for the year ended August 31, 2017 and 2016 for details of RSU’s and stock options issued).

•	A decrease in the loss on the revaluation of derivative liability and change in value of warrant liability to $nil and $nil respectively for the year ended August 31, 2017 as compared to a loss of $3,905,000 and $946,600 respectively for the year ended August 31, 2016. During the year ended August 31, 2017, as a result of the change in functional currency, gains and losses on derivative instruments are no longer recognized.

•	A decrease in write offs of mineral properties to $124,717 during the year ended August 31, 2017, compared to $3,516,268 during the year ended August 31, 2016. See details in note 4 of the audited consolidated financial statements for the years ended August 31, 2017 and 2016 for details.

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

TRENDS

•	There are significant uncertainties regarding the prices of precious and base metals and other minerals and the availability of equity and debt financing for the purposes of mineral exploration and development. The prices of precious and base metals have been subject to extreme volatility over recent periods, as such the Company remains cautious;

•	The Company’s future performance is largely tied to development of the Buckreef project and other main projects and outcome of future drilling results; and

•	Current financial markets are likely to be volatile in Canada and the United States for the remainder of the fiscal year, reflecting ongoing concerns about the stability of the global economy. As well, concern about global growth may lead to future drops in the commodity markets. Uncertainty in the credit markets has also led to increased difficulties in borrowing or raising funds. Companies worldwide have been negatively affected by these trends. As a result, the Company may have difficulties raising equity and debt financing for the purposes of base and precious metals exploration and development.

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

Based on the foregoing definition, the Company had six NEOs for the fiscal year ended August 31, 2017: Jeffrey Duval, CEO, James E. Sinclair, President and Director, former CEO; Joseph Kahama, former Chairman and COO (Tanzania); Marco Guidi, CFO, Corporate Accountant, Peter Zizhou, General Manager and Donna M. Moroney, Corporate Secretary.

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

Incentive Plan Awards

Outstanding share-based awards and option-based awards

Option-based Awards					Share-based Awards
Name	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money RSUs ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Jeffrey Duval, Acting CEO	2017 2016 2015	1,000,000 N/A N/A	$0.71 N/A N/A	Nov. 28, 2025 N/A N/A	Nil Nil 36,750 (1)	N/A N/A 75,000	N/A N/A 36,750
James Sinclair, President and Director, former CEO	2017 2016 2015	300,000 N/A N/A	$0.71 N/A N/A	Nov. 28, 2025 N/A N/A	Nil Nil 36,750 (1)	N/A N/A 75,000	N/A N/A 36,750
Joseph Kahama, Former Chairman and COO (Tanzania)	2017 2016 2015	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil 36,750 (1)	N/A N/A 75,000	N/A N/A 36,750
Marco Guidi, CFO	2017 2016 2015	60,000 N/A N/A	$0.71 N/A N/A	Nov. 28, 2025 N/A N/A	Nil Nil 24,500	N/A N/A 50,000	N/A N/A 24,500
Donna M. Moroney, Corporate Secretary	2017 2016 2015	30,000 N/A N/A	$0.71 N/A N/A	Nov. 28, 2025 N/A N/A	Nil Nil 4,900	N/A N/A 10,000	N/A N/A 4,900
Peter Zizhou, General Manager	2017 2016 2015	Nil N/A N/A	N/A N/A	N/A N/A	Nil Nil 24,500	N/A N/A 50,000	N/A N/A 24,500
(1)	Valued at $0.49 per RSU granted on April 8, 2015.

Incentive plan awards – Value vested or earned during the year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Jeffrey Duval, CEO	Nil	Nil	Nil
James Sinclair, President and Director, former CEO	Nil	Nil	Nil
Joseph Kahama, Former Chairman and COO (Tanzania)	Nil	Nil	Nil
Marco Guidi CFO	Nil	Nil	Nil
Donna M. Moroney, Corporate Secretary	Nil	24,100	Nil
Peter Zizhou, General Manager	Nil	Nil	Nil

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

(1)   Valued at $0.49 per RSU

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

(b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Year ended,	August 31, 2017		August 31, 2016
	Fees, salaries and benefits (1)	Share based payments (2), (3), (4)	Fees, salaries and benefits (1)	Share based payments (2), (3)
Management	$ 525,102	$ 1,175,439	$ 245,962	$ 130,873
Directors	111,625	673,200	127,375	157,813
Total	$ 636,727	$ 1,848,639	$ 373,337	$ 288,686

(1)	Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.
(2)	Compensation shares may carry restrictive legends.
(3)	All RSU share based compensation is based on the accounting expense recorded in the year.
(4)	All stock option share based compensation is based on the accounting expense recorded in the year.

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

	NYSE MKT		TSX
	(United States Dollars)		(Canadian Dollars)
	High	Low	High	Low
Last Six Months
October 2017	0.30	0.25	0.38	0.33
September 2017	0.33	0.25	0.42	0.34
August 2017	0.45	0.32	0.56	0.41
July 2017	0.48	0.38	0.59	0.47
June 2017	0.56	0.40	0.69	0.50
May 2017	0.52	0.44	0.70	0.57

For the Fiscal Quarter Ended
August 31, 2017	0.56	0.38	0.70	0.47
May 31, 2017	0.59	0.40	0.79	0.52
February 28, 2017	0.63	0.40	0.84	0.54
November 30, 2016	1.13	0.46	1.44	0.62

August 31, 2016	1.49	0.39	1.95	0.51
May 31, 2016	0.57	0.21	0.76	0.27
February 29, 2016	0.34	0.17	0.45	0.24
November 30, 2015	0.38	0.27	0.50	0.35

For Fiscal Year Ended
August 31, 2017	1.13	0.38	1.44	0.47
August 31, 2016	1.49	0.17	1.95	0.24
August 31, 2015	2.45	0.25	2.70	0.32
August 31, 2014	4.06	1.63	4.14	1.75
August 31, 2013	5.34	2.14	5.21	2.20

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

The following table reconciles the total number of common shares outstanding for the last three fiscal years:

	No. of Shares	$ Amount
Total Outstanding as of August 31, 2014	101,325,880	117,153,437
Add: Issued pursuant to Restricted Share Unit Plan	174,608	729,699
Finders fee on convertible senior note financing	400,000	264,000
Shares issued on amendment of convertible senior note financing	500,000	250,000
Redemption of convertible senior notes	5,010,518	1,958,397
Finder’s fee on loan agreement	442,548	177,019
Total Outstanding as of August 31, 2015	107,853,554	120,532,634
Add: Issued pursuant to Restricted Share Unit Plan	50,000	120,500
Interest shares on gold loans	536,137	477,609
Finder’s fee on loan agreement	320,543	372,130
Bonus shares	75,000	26,250
Cashless exercise of warrants	233,258	851,600
Total Outstanding as of August 31, 2016	109,068,492	122,380,723
Add: Issued for private placements, net of warrants	7,197,543	(1,094,499)
Issued pursuant to Restricted Share Unit Plan	695,991	1,040,990
Shares issued for interest on gold loans	814,089	542,447
Finders fees on convertible loans	132,577	92,805
Shares issued for settlement of lease obligations	458,329	288,747
Shares issued for amounts due to related parties	187,321	131,998
Shares issued for settlement of convertible loans	83,333	49,166
Cashless exercise of warrants	3,146,944	1,742,000
Total Outstanding as of August 31, 2017	121,784,619	$128,787,377

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

The Company’s independent auditor for the fiscal year ended August 31, 2017 and 2016 was Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, and the Company’s independent auditor for the fiscal year ended August 31, 2015 was Ernst & Young LLP, Chartered ProfessionalAccountants.

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

Item 19.	Exhibits

Exhibit No.	Name
1.1	Articles and Bylaws of Tan Range Exploration Corporation, as amended. (1)
1.2	Certificate of Amendment for Change of Name dated February 28, 2006 (6)
1.3	Certificate of Amendment and Registration of Restated Articles dated March 7, 2008 for increase in the maximum number of directors to eleven (6)
2.1	Employee Share Ownership Plan (2003) (1)
2.2	2001 Stock Option Plan (1)

Exhibit No.	Name
2.3	Shareholder Rights Plan (2)
2.4	2011 Shareholder Rights Plan (9)
2.5	Restricted Stock Unit Incentive Plan (4)
2.6	Amended Restricted Stock Unit Incentive Plan (8)
4.1	Subscription and Property Option Agreement dated May 31, 1999 between the Company and Barrick Gold Corporation (2)
4.2	Option Agreement dated December 14, 2001 between Tanzam 2000 Limited and Barrick Exploration Africa Limited (2)
4.3	Letter of Intent dated January 20, 2003 between the Company and Northern Mining Explorations Ltd., as amended by Letter Agreement dated March 18, 2003 (2)
4.4	Letter of Intent dated July 21, 2003 between the Company and Ashanti Goldfields (Cayman) Limited (2)
4.8	Option Agreement dated September 7, 2004 between the Company and Northern Mining Explorations Ltd. (3)
4.9	Purchase and Sale Agreement dated September 26, 2006 between the Company and Ashanti Goldfields (Cayman) Limited (4)
4.10	Option and Royalty Agreement dated January 25, 2007 between the Company and Sloane Developments Ltd. (5)
4.15	August 24, 2010 Subscription Agreement for purchase of 144,430 common shares with James E. Sinclair (7)
4.16	Heads of Agreement dated December 16, 2010 between the Company and State Mining Corporation (8)
4.17	Joint Venture Agreement dated October 25, 2011 between the Company and State Mining Corporation (8)
4.18	Kigosi Access Agreement dated December 10, 2012 between the Company and The Director of Wildlife, Wildlife Division, Ministry of Natural Resources and Tourism (10)
4.19	Securities Purchase Agreement dated December 9, 2014 with JGB (Cayman) Weston Ltd. (11)
4.20	Registration Rights Agreement dated December 9, 2014 with JGB (Cayman) Weston Ltd. (11)
4.21	8% Original Issue Discount Senior Convertible Debenture to JGB (Cayman) Weston Ltd. (11)

Exhibit No.	Name
4.22	Escrow Agreement dated December 9, 2014 with JGB (Cayman) Weston Ltd. and Wells Fargo Bank, National Association (11)
4.23	Common Stock Purchase Warrant dated Decemer 9, 2014 to JGB (Cayman) Weston Ltd. (11)
4.24	Continuing Guaranty from Itetemia Mining Company Limited, Lunguya Mining Company Ltd., Tancan Mining Company Limited, Tanzania American International Development Corporation 2000 Limited, Buckreef Gold Company Limited and Northwest Basemetals Company Limited (11)
4.25	Secured Gold Loan Agreement dated June 22, 2015 with Hoffman Heritage Ranches LLC (12)
4.26	Secured Gold Loan Agreement dated June 22, 2015 with William L. Holter (12)
4.27	Secured Gold Loan Agreement dated October 19, 2015 with Edward F. Marin Family LLC (15)
4.28	Secured Gold Loan Agreement dated October 19, 2015 with David Ponelli(15)
4.29	Secured Gold Loan Agreement dated May 16, 2016 with Structural Logistics, LLC (15)
4.30	Secured Loan Agreement dated May 16, 2016 with William L. Holter (15)
4.31	Secured Gold Loan Agreement dated June 27, 2016 with Edward F. Marin Family LLC (15)
4.32	Secured Gold Loan Agreement dated June 28, 2016 with David Ponelli(15)
4.33	Loan Agreement dated June 30, 2016 with David Schectman(15)
4.34	Securities Purchase Agreement dated September 1, 2016 (13)
4.35	Registration Rights Agreement (13)
8.1	List of Subsidiaries (15)
12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act *
12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act *
13.1	Certification under Section 1350 (15)
15.1	Consolidated Financial Statements for the years ended August 31, 2017 and 2016 (15)
15.2	Management’s Discussion and Analysis for the years ended August 31, 2017 and 2016 (15)
15.3	Consent of DMCL Chartered Professional Accountants LLP dated November 29, 2017 (15)
15.4	Item 16F Confirmation Letter from Ernst & Young LLP, Chartered Professional Accountants, dated November 25, 2016 (16)
15.5	2016 Incentive Stock Option Plan(14)

* Filed herewith

(1)	Previously filed with the SEC on Form 20-F Registration Statement on March 15, 2004
(2)	Previously filed with the SEC on Amendment No. 1 to Form 20 Registration Statement on June 28, 2004
(3)	Previously filed with the SEC on Form 20-F Annual Report on February 10, 2005
(4)	Previously filed with the SEC on Form 20-F Annual Report on November 30, 2006
(5)	Previously filed with the SEC on Form 20-F Annual Report on November 30, 2007

(6)	Previously filed with the SEC on Form 20-F Annual Report on November 27, 2009
(7)	Previously filed with the SEC on Form 20-F Annual Report on November 30, 2010
(8)	Previously filed with the SEC on Form 20-F Annual Report on December 12, 2011
(9)	Previously filed with the SEC on Form 20-F Annual Report on November 27, 2012

(10) Previously filed with the SEC on Form 20-F Annual Report on November 15, 2013

(11)	Previously filed with the SEC on Form 6-K filed on December 15, 2014
(12)	Previously filed with the SEC on Form 20-F/A Annual Report on April 11, 2016
(13)	Previously filed with the SEC on Form 6-K filed on September 7, 2016

(14) Previously filed with the SEC on Form 6-K filed on January 30, 2017

(15) Previously filed with the SEC on Form 20-F/A filed on December 5, 2017

(16) Previously filed with the SEC on Form 20-F filed on November 28, 2016

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 3 to Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date     August 17, 2018

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:	“James E. Sinclair”
James E. Sinclair,
President and Director
(Principal Executive Officer”)

