Form 20-F
period 2018-08-31
TANZANIAN ROYALTY EXPLORATION CORP
filed 2018-11-30
CIK 1173643

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________________

FORM 20-F

_________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2018

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 125,162,803 (as of August 31, 2018).

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

☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 2.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or emerging growth company. See definition of “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

U.S. investors are cautioned not to assume that any part of the mineral deposits, if any, in the “Proven Mineral Reserve” or “Probable Mineral Reserve” or “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” categories will ever be converted into reserves. Further, these terms are not defined terms under SEC Industry Guide 7 and are not permitted to be used in reports and registration statements filed with the United States Securities and Exchange Commission (“SEC”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7, as interpreted by the staff of the SEC, mineralization may not be classified as a “reserve” for United States reporting purposes unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC guidelines. In addition, NI 43-101 permits disclosure of “contained ounces” of mineralization. In contrast, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

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

Currency

All references to dollar amounts are expressed in the currency of Canada, unless otherwise specifically stated.

Foreign Private Issuer Filings

As a foreign private issuer registered under section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), the Company is subject to section 13 of the Exchange Act, and is required to file an Annual Report on Form 20-F and Reports of Foreign Private Issuer on Form 6-K with the SEC. However, the Company is exempt from the proxy rules under section 14 of the Exchange Act, and the short-swing profit and other rules regarding disclosures of directors, officers and principal stockholders under section 16 of the Exchange Act.

Glossary of Technical Terms

alteration	Mineralogical change at low pressures due to invading fluids or the influence of chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.

anomaly	Any concentration of metal noticeably above or below the average background concentration.

assay	An analysis to determine the presence, absence or quantity of one or more components.

Au	The elemental symbol for gold.

background	Traces of elements found in sediments, soils, and plant material that are unrelated to any mineralization and which come from the weathering of the natural constituents of the rocks.

Barrick	Barrick Gold Corp.

dyke	A tabular body of igneous rock that has been injected while molten into a fissure.

fault	A planar fracture or discontinuity in a volume of rock, across which there has been significant displacement.

feasibility study	A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

fracture	Any local separation or discontinuity plane in a geologic formation, such as a joint or a fault that are commonly caused by stress exceeding the rock strength.

grade	The concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t or gpt) or ounces per ton (oz/t). The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

hectare or ha	An area totalling 10,000 square metres.

hydrothermal	Hot fluids, usually mainly water, in the earth's crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.

IP	Induced polarization survey, a form of geophysical survey used in the exploration for minerals.

intrusive	A rock mass formed below earth's surface from magma which has intruded into a pre-existing rock mass.

JORC	The Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.

JV	A joint venture, which is a term for a contractual relationship between parties, usually for a single purpose, which is not a partnership.
kilometres or km	Metric measurement of distance equal to 1,000 metres (or 0.6214 miles).

mill	A facility for processing ore to concentrate and recover valuable minerals.

mineral reserve	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

mineralization	The hydrothermal deposition of economically important metals in the formation of ore bodies or "lodes”.

net smelter or NSR royalty	Payment of a percentage of net mining profits based on returns from the smelter, after deducting applicable smeltering charges.

NI 43-101	National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, as adopted by the Canadian Securities Administrators, as the same may be amended or replaced from time to time, and shall include any successor regulation or legislation.

ore	A mineral or an aggregate of minerals from which a valuable constituent, especially a metal, can be profitably mined or extracted.

outcrop	An exposure of rock at the earth's surface.

porphyry	A variety of igneous rock consisting of large-grained crystals, such as feldspar or quartz, dispersed in a fine-grained feldspathic matrix or groundmass.

Pre-feasibility study (preliminary feasibility study)	A pre-feasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A pre-feasibility study is at a lower confidence level than a feasibility study.

Pyrrhotite	A bronze coloured mineral of metallic lustre that consists of ferrous sulphide and is attracted by a magnet.

pyrite	Iron sulphide mineral.

Qualified Person	An individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association.

quartz	Silica or SiO2, a common constituent of veins, especially those containing gold and silver mineralization.

RAB	Rotary air blast drilling.

RC	Reverse circulation drilling.

reef	A geological discontinuity which served as a trap or conduit for hydrothermal mineralizing fluids to form an ore deposit.

silicification	Replacement and or impregnation of the constituent of a rock by quartz rich hydrothermal fluids or (silica).

Sloane	Sloane Developments Ltd., a corporation based in the United Kingdom.

Songshan	Songshan Mining Company.

Stamico	State Mining Corporation of Tanzania.

Tancan	Tancan Mining Company Limited, a wholly-owned Tanzanian subsidiary of the Company.

Tanzam	Tanzania American International Development Corporation 2000 Limited, a wholly-owned Tanzanian subsidiary of the Company.

ton	Imperial measurement of weight equivalent to 2,000 pounds (sometimes called a “short ton”).

tonne	Metric measurement of weight equivalent to 1,000 kilograms (or 2,204.6 pounds).

tuff	A rock comprised of fine fragments and ash particles ejected from a volcanic vent.

veins	Distinct sheetlike body of crystallized mineral constituents carried by hydrothermal aqueous solutions that are deposited through precipitation within the host country rock. These bodies are often the source of mineralisation either in or proximal to the veins.

Canadian Terminology

The following terms may be used in the Company’s technical reports to describe its mineral properties and have been used in this Annual Report (see “Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Mineral Resources”). These definitions have been published by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on May 10, 2014, and have been approved for use by Canadian reporting issuers by the Canadian Securities Administrators under NI 43-101, and as those definitions may be amended:

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

Inferred Mineral Resource Indicated Mineral Resource

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

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Measured Mineral Resource	A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

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

A.       Selected Financial Data

The audited financial statements for the Company’s fiscal years ended August 31, 2018, 2017, 2016, 2015 and 2014 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The following selected financial data is based on financial statements prepared in accordance with IFRS and is presented for the five most recent financial years. Unless stated otherwise, reference to dollar amounts shall mean Canadian dollars.

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

The following is a summary of certain selected financial information for the Company’s five most recently completed fiscal years (in Canadian dollars, except number of shares):

	2018($)	2017($)	2016($)	2015($)	2014($)
Operations:

Revenues	$—	$—	$—	$—	$—

Net loss	(6,897,397)	(6,434,112)	(12,781,902)	(8,995,697)	(2,416,265)

Basic and diluted loss per share	(0.06)	(0.05)	(0.12)	(0.09)	(0.02)

	2018	2017	2016	2015	2014
Balance sheet:

Working Capital (deficiency)	(12,010,685)	(6,552,376)	(11,836,214)	(4,684,253)	1,325,667

Total Assets	53,235,140	51,353,088	49,885,545	53,108,859	52,792,901

Net Assets	34,326,005	36,254,043	35,156,483	46,072,190	51,503,996

Share Capital	127,003,132	125,174,377	122,380,723	120,532,634	117,153,440

Number of Shares	125,162,803	121,784,619	109,068,492	107,853,554	101,325,880

Deficit	103,263,959	96,566,577	90,600,819	77,970,955	69,095,649

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars (“CDN”) and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1):

Year Ended: August 31	Average	Period End	High	Low
2018	1.2771	1.3055	1.3310	1.2129
2017	1.3205	1.2535	1.3726	1.2471
2016	1.3261	1.3122	1.4592	1.2544
2015	1.2109	1.3223	1.3301	1.0862
2014	1.0777	1.0858	1.1251	1.0237

The following table sets forth the high and low exchange rate for the past six months. As of August 31, 2018, the exchange rate was CDN $1.3055 for each US$1.00.

Month	High	Low
October 2018	1.2893	1.2472
September 2018	1.3187	1.2905
August 2018	1.3153	1.2917
July 2018	1.3256	1.3017
June 2018	1.3310	1.2913
May 2018	1.3012	1.2775

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

Risks Relating to the Company

We intend to begin production at the Buckreef Project without preparing a bankable feasibility study which may subject us to more risks.

We intend to begin production at the Buckreef Project without preparing a bankable feasibility study which is a more common practice within the mining industry and therefore may subject us to more business risks. Our decision to intend to begin production at the Buckreef Project was based on limited prior historical information, drilling programs, modeling, positive metallurgical testing, and a pre-feasibility study. Therefore, our decision to intend to begin production at the Buckreef Project was based on limited information which may or may not be representative of information regarding the mine had we otherwise prepared a more comprehensive study. In addition, basing our decision to intend to begin production on limited information may make us susceptible to risks, including, but not limited to:

•	certain difficulties in obtaining expected metallurgical recoveries when scaling up to production scale;
•	the preliminary nature of mine plans and processing concepts and applying them to full scale production;
•	determining operating/capital costs estimates and possible variance associated with constructing, commissioning and operating the Buckreef facilities based on limited information;
•	that metallurgical testing is in development and may not be representative of results of the Buckreef Project; and
•	that we may underestimate capital and operating costs without a comprehensive bankable feasibility study.

The Company has incurred net losses since its inception and expects losses to continue.

The Company has not been profitable since its inception. For the fiscal year ended August 31, 2018, the Company had a comprehensive loss of $6,897,397, and an accumulated deficit of $103,263,959. The Company has never generated revenues and does not expect to generate revenues until one of its properties are placed in production. There is a risk that none of the Company’s properties will be placed into production.

The Company needs additional capital.

As at August 31, 2018, the Company had cash of approximately $426,062 and working capital deficiency of approximately $12,010,685. The Company will continue to incur exploration and development costs to fund its plan of operations and will need to raise capital to build a mining plant at the Buckreef Mine. Ultimately, the Company’s ability to continue its exploration activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing agreements or some combination of these or other means. Further the raising of additional capital by the Company may dilute existing shareholders. Traditionally, the Company has relied on issuing equity securities and debt securities that may be converted into equity securities to raise capital. No assurance can be given that the Company can continue to raise capital in this manner. Further, the issuance of equity securities or debt securities that may be convertible into equity securities will have a dilutive effect.

Substantial doubt about the Company’s ability to continue as a going concern.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2018, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in fiscal 2019 in order to continue development and construction of the Buckreef Project. Furthermore, the Company is currently negotiating project financing terms with a number of lending institutions, which the Company believes will result in the Company obtaining the project financing required to fund the construction of a mill at the Buckreef Project. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

The Company has no cash flow from operations and has historically depended on the proceeds from equity financings for its operations.

The Company’s current operations do not generate any revenues or cash flow. Any work on the Company’s properties will require additional equity financing. If the Company seeks funding from existing or new joint venture partners, its project interests will be diluted. If the Company seeks additional equity financing, the issuance of additional shares will dilute the current interests of the Company’s current shareholders. The Company may not be able to obtain additional funding to allow the Company to fulfill its obligations on existing exploration properties. The Company’s failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development and the possible partial or total loss of the Company’s potential interest in certain properties or dilution of the Company’s interest in certain properties.

We are subject to ligation which could cause a dilutive effect to our shareholders and require us to incur legal expenses.

On January 19, 2018, Crede CG III, LTD (“Crede”) filed suit against us in the Supreme Court of the State of New York, County of New York, claiming, among other things, breach of contract for failure to allow Crede to exercise 1,300,000 Series A Warrants to acquire 3,100,751 common shares. The Series A Warrants were issued, along with Series B Warrants (the Series A Warrants and Series B Warrants, collectively “Warrants), in connection with a Securities Purchase Agreement entered into on September 1, 2016. In response to the complaint, our attorneys initiated correspondence with Crede’s attorneys regarding Crede’s January 19, 2018 complaint. On February 27, 2018, Crede dismissed its complaint against us without prejudice. On March 12, 2018, Crede filed suit against us in the Supreme Court of the State of New York, County of New York (Index No. 651156/2018), claiming breach of contract (including specific performance and injunctive relief); declaratory judgment that the Securities and Purchase Agreement and Warrants are binding obligations; and, in the event injunctive and declaratory relief is not ordered, awarding compensatory and punitive damages, and attorney fees and costs for failure to allow Crede to exercise 500,000 Series B Warrants to acquire 1,332,222 common shares. On May 10, 2018, we filed a complaint in the United States District Court Southern District of New York (Case No. 18–Civ-4201) against Crede and certain of its principals, and Wellington Shields & Co who acted as the broker in the sale of securities pursuant to the Securities Purchase Agreement alleging, among other things, violation of Section 10 and Rule 10b-5 promulgated thereunder of the Exchange Act, violation of Section 13(d) and Rule 13d-1 promulgated thereunder of the Exchange Act, and breach of contract. On July 17, 2018, we filed a first amended complaint in the United States District Court Southern District of New York, seeking, in additional to the relief sought in the initial complaint, declaratory relief that Securities Purchase Agreement and related agreements, including the Warrants, are void based on a violation of Section 29(b) of the Exchange Act. The litigation is in its initial stage and no discovery has yet been conducted. In the event that we are force to allow Crede to exercise the Warrants and/or are subject to damages, we may be required to issue additional common shares under the Securities Purchase Agreement. The issuance of additional common shares will have a dilutive effect to our shareholders and the payment of damages and legal expenses may adversely affect our financial condition.

The Company has issued a number of gold and cash loans which at the option of holder are convertible into our common shares, may be repaid through the issuance of gold, are secured by our assets and may be subject to annual renewal.

To finance our operations and prior exploration, as of August 31, 2018, we have issued $7,497,771 loans in the aggregate. Of this amount, $4,622,351 were in the form of gold bullion loans. The principal and interest on the gold bullion loans may be, at the election of the holder, repaid in cash, gold bullion or convertible into our common shares. In the event the gold loan holder elects repayment in gold bullion and we do not have the gold bullion, we may be required to purchase gold bullion on the open market in order to repay the loans. As a result, the Company may be at risk in the event the price of gold increases and we are required to purchase gold bullion to repay the loan. Further, the holders of the gold bullion loans may elect to convert the principal and interest of such loans into our common shares at exercise prices ranging from US$0.26 and US$0.3446 per share which has the effect of diluting the ownership of existing shareholders.

In addition, as of August 31, 2018, the Company has issued $2,875,420 in convertible loans. The principal and interest on the convertible loans may be, at the election of the holder, repaid in cash or convertible into our common shares at exercise prices ranging from US$0.26 to US$0.3469 per share. In the event that the holder of the convertible loans elects to convert the principal and interest of such loans into our common shares, such conversion will have the effect of diluting the ownership of existing shareholders.

Further, the gold and cash loans are secured by certain assets of the Company, including its CIL plant, pad loadings, gold on pads, gold in form of dore, gold in plan process and gold at refinery. In the event of default, the Company may lose its rights to these assets which could adversely affect its operations.

Finally, these loans are subject to annual renew.. Although many of these holders of loan have renewed the loans on an annual basis, no assurance can be given they will continue to annually renew the loans.

The Company’s exploration activities are highly speculative and involve substantial risks.

With the exception of one project, the Buckreef Project, all of the other Company’s properties are in the exploration stage and no proven mineral reserves have been established. The Company’s exploration work may not result in the discovery of mineable deposits of ore in a commercially economical manner. There may be limited availability of water, which is essential to milling operations, and interruptions may be caused by adverse weather conditions. The Company’s future operations, if any, are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls.

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

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management, including James E. Sinclair, Executive Chairman. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not have an employment contract with the Executive Chairman. The Company does not maintain key-man life insurance on the Executive Chairman.

The Company may be characterized as a passive foreign investment company.

We may be characterized as a passive foreign investment company (“PFIC”). If we are determined to be a PFIC, our U.S. shareholders may suffer adverse tax consequences. Under the PFIC rules, for any taxable year that our passive income or our assets that produce passive income exceed specified levels, we will be characterized as a PFIC for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders, which may include having certain distributions on our common shares and gains realized on the sale of our common shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of our common shares and certain distributions.

Certain elections may be made to reduce or eliminate the adverse impact of the PFIC rules for holders of our common shares, but these elections may be detrimental to the shareholder under certain circumstances. The PFIC rules are extremely complex and U.S. investors are urged to consult independent tax advisers regarding the potential consequences to them of our classification as a PFIC. See “Certain United States Federal Income Tax Considerations.”

Foreign corrupt practices legislation.

The Company is subject to the Foreign Corrupt Practices Act (the “FCPA”), the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by persons and issuers as defined by the statutes, for the purpose of obtaining or retaining business. It is our policy to implement safeguards to discourage these practices by our employees; however, our existing safeguards and any future improvements may prove to be less than effective and our employees, consultants, sales agents or distributors may engage in conduct for which the Company might be held responsible.

Risks Relating to the Mining Industry

The Company cannot accurately predict whether commercial quantities of ores as estimated or projected in the pre-feasibility study will be established once commercial production commences.

Whether an ore body will be commercially viable depends on a number of factors beyond the control of the Company, including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to permitting, prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Company cannot accurately predict the exact effect of these factors, but the combination of these factors may result in a mineral deposit being unprofitable. The Company has no mineral producing properties at this time. Although the mineral resource estimates included herein have been prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and there is a risk that a particular level of recovery of gold or other minerals from mineral resource will not in fact be realized or that an identified mineralized deposit, if any, will never qualify as a commercially mineable or viable reserve.

The exploration for and development of mineral deposits involves significant risks.

Mineral resource exploration is a speculative business and involves a high degree of risk. The Company has completed several diamond and reverse circulation drilling programs on the Buckreef Project and independent qualified persons have reviewed the results of the drilling program in the context of analyzing the economic significance of the open-pittable mineral resources at the Buckreef Project using current gold prices. However, the exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Significant expenditures will be required to locate further and/or upgrade mineral resources from inferred category to measured and Indicated category, to revise and/or upgrade the recently established mineral reserves, to develop metallurgical processes, to purchase, construct and run a test 60tph pilot process plant and to finalize on a bankable feasibility study to construct mining and processing facilities at the Buckreef Project site.

The Company may not be able to establish the presence of minerals on a commercially viable basis.

The Company’s ability to generate revenues and profits, if any, is expected to occur through exploration and development of its existing properties as well as through acquisitions of interests in new properties. The Company will need to incur substantial expenditures in an attempt to establish the economic feasibility of mining operations by identifying mineral deposits and establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining operations. The economic feasibility of a project depends on numerous factors beyond the Company’s control, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to a user of the minerals, and the market price of the minerals at the time of sale. The Company’s existing or future exploration programs or acquisitions may not result in the identification of deposits that can be mined profitably.

The Company depends on consultants and engineers for its exploration programs.

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

Acquisition of title to mineral properties is a very detailed and time-consuming process, and the Company’s title to its properties may be affected by prior unregistered agreements or transfers, or undetected defects. Several of the Company’s prospecting licenses are currently subject to renewal by the Ministry of Energy and Minerals of Tanzania. There is a risk that the Company may not have clear title to all its mineral property interests, their licenses may not be renewed or they may be subject to challenge or impugned in the future. See “Mineral Properties”. In other instances, the Company might not have immediate access to some of its mineral properties due to the ever revolving statutory requirements and regulations as enacted by the Government of Tanzania and enforced by the various ministries.

The Company’s properties have been and may continue to be subject to illegal mining.

During 2015, illegal miners, consisting primarily of artisanal miners, invaded and forced occupation at the Buckreef property. As a result, these illegal miners disrupted our activities. As a result of these illegal miners’ activities, we provided a notice of force majeure under our agreement with Stamico and did not allow Tanzam, our joint venture operator, to continue mining activities at our property until this issue was resolved. Although we worked out an agreement with Deputy Minister of Energy and Minerals to provide an area for artisanal mining, no assurance can be given that no more illegal mining activities will occur at our properties or disrupt our operations.

Mining exploration, development and operating activities are inherently hazardous.

We have not paid all annual license fees on our properties and we may be subject to penalties.

In order to maintain the existing site of mining and exploration licenses, we are required to pay annual license fees. We have not paid certain of its annual license fees since October 2014 with exception of Buckreef mining licenses. As at August 31, 2018 an accrual of $260,000 has been recorded relating to unpaid license fees. Note that these licenses remain in good standing until a letter of demand is received from Ministry of Energy and Minerals requesting payment of any unpaid license fees plus 50% penalty, and the Company fails to respond within 30 days. The Company has not received a letter of demand. If we fail to pay our annual license fees, we may lose our properties.

We may be subject to additional payments to the Tanzanian government because we have not brought the Buckreef Property into production by a certain date.

Our joint venture agreement with Stamico contains an obligation clause regarding the commissioning date for the plant. The clause becomes effective only in the event the property is not brought into production before a specified future date which was originally estimated to be in December 2015. Under the agreement, the Company is entitled to extend the date for one additional year: (i) for the extension year; on payment to Stamico of US$500,000; (ii) for the second extension year, on payment to Stamico of US$625,000; and (iii) for each subsequent extension year, on payment to Stamico of US$750,000.

The Company has received a request letter from Stamico regarding the status of the penalty payment and has responded that no penalty is due at this time. The Company has received a subsequent letter from Stamico regarding request for payment. It remains the Company’s position that no penalty is due at this time, but the Company and Stamico have been engaged in settlement discussions to resolve this issue, and a payment of $172,330 has been made in connection with the settlement discussions to be applied towards the amount owing with the remainder to be paid out of proceeds of production.

No assurance can be given that Stamico will not demand additional money from the Company because the Company has not brought the Buckreek Project into production by a certain date.

If the Company experiences mining accidents or other adverse conditions, the Company’s mining operations could be materially adversely affected.

The Company’s exploration activities may be interrupted by any or all of the following mining accidents such as cave-ins, rock falls, rock bursts, pit wall failures, fires or flooding. In addition, exploration activities may be reduced if unfavorable weather conditions, ground conditions or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, dilution increases or electrical power is interrupted. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company’s failure to achieve current or future exploration and production estimates.

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

Laws and regulation govern the exploration, mining development, mine production, importing and exporting of minerals; taxes; labor standards; occupational health; waste disposal; protection of the environment; mine safety; toxic substances; and other matters. The Company requires licenses and permits to conduct exploration and mining operations. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a substantial adverse impact on the Company. Applicable laws and regulations will require the Company to make certain capital and operating expenditures to initiate new operations. Under certain circumstances, the Company may be required to close an operation once it is started until a particular problem is remedied or to undertake other remedial actions.

The Buckreef Project is held through a special mining license expiring October 2026 granted pursuant to the Mining Act, 2010 (Tanzania). The Company’s has other mineral interests in Tanzania that are held under prospecting licenses granted under that Act. There are initial application fees, registration fees, preparation fees and annual rental fees for prospecting licenses based on the total area of the license. Renewals of prospecting licenses can take many months and possibly even years to process by the regulatory authority in Tanzania and there is no guarantee that they will be granted. With each renewal at least 50% of the licensed area, if greater than 20 square kilometers, must be relinquished and if the Company wishes to keep the relinquished one-half portion, it must file a new application for the relinquished portion. There is no guarantee on the timing for processing the new application and whether it will be successful.

In addition, any new license (PL, ML & SML) applications and renewals are also now subject to the recently enacted of the Ministry of Mines Local Content Regulations GN 3 of 2018 that is enforced by the newly enacted and established 6-member Tanzanian Mining Commission that now oversees the Mining Commissioner and all license applications. The new regulations reflect a strong will to foster diversification and linkages to the local economy, create jobs through the use of Tanzanian expertise, goods and services, businesses and financing in the mining value chain. Not only does it force licensees and contractors to use indigenous Tanzanian companies for the procurement of goods and services, but also requires a physical presence in Tanzania.

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

The Company’s principal exploration and mine development properties are currently located in the United Republic of Tanzania, Africa under which the Company has obtained a license to explore, develop and operate the property. Although the Company believes that the Tanzania government is a stable, multi-party democracy, there is no guarantee that this will continue. Tanzania is surrounded by unstable countries enduring political and civil unrest, and in some cases, civil war. There is no guarantee that the surrounding unrest will not affect the Tanzanian government and people, and therefore, the Company’s mineral exploration activities. Any such effect is beyond the control of the Company and may materially adversely affect its business.

Further, the operator of the Buckreef project is Tanzam, a joint venture that is 55% owned by one of our subsidiaries and 45% is owned by the Stamico, a governmental agency of the Tanzania. Therefore, the government of Tanzania will have a substantial input at our operations at the Buckreef project.

Additionally, the Company may be affected in varying degrees by political stability and government regulations relating to the mining industry and foreign investment in Tanzania. The government of Tanzania may institute regulatory policies that adversely affect the exploration and mine development (if any) of the Company’s properties. Any changes in regulations or shifts in political conditions in this country are beyond the control of the Company and may materially adversely affect its business. Investors should assess the political and regulatory risks related to the Company’s foreign country investments. The Company’s operations in Tanzania are also subject to various levels of economic, social and other risks and uncertainties that are different from those encountered in North America. The Company’s operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, restrictions on foreign exchange and repatriation, income taxes, expropriation of property, environmental legislation and mine safety. Other risks and uncertainties include extreme fluctuations in currency exchange rates, high rates of inflation, labor unrest, risks of war or civil unrest, government and civil unrest, regional expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, corruption, hostage taking, civil war and changing political conditions and currency controls. Infectious diseases (including Ebola virus, malaria, HIV/AIDS and tuberculosis) are also major health care issues where the Company operates.

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

In order to maintain the Company’s current status as a foreign private issuer, a majority of its common shares must be either directly or indirectly owned by non-residents of the United States, unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of its common shares is held in the United States and it fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system (“MJDS”). If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon certain exemptions from NYSE American corporate governance requirements that are available to foreign private issuers.

U.S. investors may not be able to obtain enforcement of civil liabilities against the Company.

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

Common share prices will likely be highly volatile, and your investment could decline in value or be lost entirely.

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

Our common shares must meet the requirements of the NYSE American.

The NYSE American rules provides that the NYSE American may, in its discretion, at any time, and without notice, suspend dealings in or remove any security from listing or unlisted trading privileges, if, among other things, where the financial condition and/or operating results of the issuer appear to be unsatisfactory or it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make further dealings on the NYSE American inadvisable. Although the Company has received no indication or notification that its common shares may be delisted, in light of the current per common share price and the Company’s financial losses, there is no assurance that the Company’s common shares will continue to be listed on the NYSE American.

Offers or availability for sale of a substantial number of common shares may cause the price of our common shares to decline.

In the future, in connection with current and future financings, we could have sales of a significant number of our common shares in the public market which could harm the market price of our common shares and make it more difficult for us to raise funds through future offerings of common shares. The Company’s shareholders may sell substantial amounts of its common shares in the public market. The availability of these common shares for resale in the public market has the potential to cause the supply of its common shares to exceed investor demand, thereby decreasing the price of the common shares.

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

For the year ended August 31, 2018, the Company reported a net loss of $6,897,397. Included in the net loss is nil of mineral properties and deferred exploration expenses that was written off relating to abandoned mineral properties. The Company incurred deferred exploration expenditures of $2,992,551 during the year ended August 31, 2018.

In connection with the Company’s disclosure of mineral resources/mineral reserves and the cut-off grade associated with each mineral resource/reserve, it has made certain assumptions for mineral pricing and cost associated with each cut-off grade to determine the reasonable prospects for economic extraction as discussed below.

During fiscal 2018, the Company focused on the Buckreef Project. In October 2017, the Company awarded another contract to Virimai Project Resources Pvt Ltd of Zimbabwe to undertake an an amendment of the NI 43-101 Compliant updated Buckreef Pit Optimized Resource Technical Mining Feasibility Report previously published on 5th April 2017. On July 30, 2018, the Company filed the Amended National Instrument 43-101 Independent Technical Report Mineral Reserves Estimate and Pre-Feasibility Study on the Buckreef Gold Mine Project, Tanzania, East Africa with an effective date of June 26, 2018 on Form 6-K for July 2018 with the SEC.

B.       Business Overview

The Company is a mineral resource company with exploration stage properties, which engages in the acquisition of interests in and the exploration of natural resource properties in the future and the possible development of those properties where warranted. The Company commits its own resources to the initial evaluation of mineral properties and in select situations, if and when warranted, the Company enters into joint venture agreements with other corporations to further the exploration of such properties for the purpose of earning income from the sale of gold and other mined materials. At present, the Company’s natural resource activities do not generate any income from production.

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

Plan of Operations

Exploration Activities

All of the properties in which the Company holds an interest are in the exploration and preliminary economic assessment stages of mining. Mineral exploration involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the control of the Company.

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

The map below shows the regional location of our primary properties with historical and/or a current published mineral resource estimate in Tanzania.

LOCATION OF TRE LICENCES ON LAKE VICTORIA GREENSTONE BELT
BUCKREEF PROJECT
ITETEMIA PROJECT
LUHALA PROJECT
KIGOSI PROJECT

The map below shows the location of mainstay prospects that make up the Company’s Buckreef project with a published Mineral resource and Mineral reserve estimate in Geita District,Tanzania

Highlights for the year ended August 31, 2018

Financial:

•	During the year ended August 31 2018, the Company received loans in the amount of $1,754,291 (US$1,389,710) with a one year term with a right to extend by one additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender. The convertible loans may be converted into common shares of the Company at the sole discretion of the lender at exercise prices ranging between US$0.274 and US$0.3469 per common share. Interest is payable quarterly, either in cash or in shares at the option of the lender at exercise prices ranging between US$0.274 and US$0.3469 per common share.

In connection with the gold loans described in note 21 to the Company’s financial statements and the convertible loans, the Company paid a finder’s fee via the issuance of an aggregate of 466,504 common shares with a value of $234,752.

•	During the year ended August 31, 2018, the Company received $1,310,660 (US $1,027,727) in gold loans.

Under the terms of the loan agreements, the bullion loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. At the sole discretion of the Lender, the bullion loans may be repaid in cash or common shares of the Company or gold in specified form at the option of the lender. If the bullion loans are paid back by bullion, the valuation date for such bullion will be the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at exercise prices ranging between US$0.267 and US$0.3446 per common share. Interest is payable quarterly, either in cash or in shares at the option of the lender at exercise prices ranging between US$0.267 and US$0.3446 per common share. There is no prepayment penalty.

On June 8, 2018, the Company repriced the exercise price to convert the loans and interest into common shares at a price of US$0.26.

On August 27, 2018, the Company settled $324,475 (US$250,000) of principal amount of outstanding loans through the issuance of 961,538 shares with a value of $605,769 resulting on a loss on settlement of $281,294.

•	The Company entered into extension agreements in regards to US$1,530,000 in gold loans closed on June 22, 2015, extending the term by one year to June 22, 2018, but modifying no other terms of the 2015 loans.

•	During the year ended August 31, 2017, the Company received loans in the amount of US$884,078 with a one year term with a right to extend by 1 additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender. The convertible loans may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of US$0.36 – US$0.38 per share. Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.34 – US$0.36 per share.

In connection with the loans, the Company paid a finder’s fee via the issuance of an aggregate of 132,577 common shares with a value of $92,805.

•	On July 19, 2017, the Company settled $63,075 (US$50,000) of principal amount of outstanding loans through the issuance of 83,333 shares with a value of $49,166 resulting on a gain on settlement of $13,909.

•	On September 1, 2016, the Company closed a US$1.25 million first tranche of a $5 Million private placement of securities with Crede CG III, Ltd.

In the initial round of financing, the Company privately placed 1,840,400 shares of its common shares and warrants for US$1.25 million. The common shares issued in the first tranche of the financing, which closed on September 1, 2016, was priced at US$0.6792 per share. The investor also received five-year warrants to purchase 1,840,400 common shares of with an exercise price of US$0.8291 per share. The common shares issued in the first tranche of the financing or issued upon exercise of the warrants issued in the first tranche of the financing will be restricted until a valid registration for such common share becomes effective.

On September 26, 2016, the Company closed on the US$3.75 million second tranche of the $5 million private placement of securities with Crede CG III, Ltd.

In the second round of the financing, the Company privately placed convertible notes and warrants for US$3.75 million. The convertible notes were issued in the principal amount of US$3.75 million, carried a coupon of 2.0% and matured on September 26, 2046. The Company immediately exercised its right to cause the conversion of the convertible notes, resulting in the cancellation of the notes and the issuance of 5,357,143 common shares to the investor. The investor also received five-year warrants to purchase 4,017,857 common shares at an exercise price of US$1.10 per share. The closing of the second tranche of the financing was conditioned upon a valid registration statement for the common shares issued or issuable to the investor upon exercise of warrants being declared effective by the SEC. The SEC declared the Company’s Form F-3 Registration Statement registering the common shares effective on September 23, 2016. The Company is currently in litigation with Crede CG III, Ltd.

Buckreef Project: Mine Development and Operations

•	No mining or ore processing activities conducted at South Pit and Plant during the year ended 31st August 2018. Status is still care and maintenance while we wait for the resolution of the land compensation issue and issuance of the renewed SML certificate.

•	The cumulative Total Ore mined from the Buckreef South Pit (ROMPad + Pad#1-Pad#3+Crusher pad) as of 30th August 2018 remains at 119,725.59 tonnes averaging 1.86g/t Au with total contained metal ounces of 7,161.24.

•	The disposition of the Ore stockpiled as of 30th August 2018, remains as follows: ROMPAD: 72,315.66t @1.39g/t Au (3,237.96 Ozs); Pad#1: 20,931.75t @2.29g/t Au (1,541.77 Ozs); Pad#2: 12,943.78t @2.78g/t Au (1,155.55 Ozs); Pad#3: 9,237.90t @ 3.85g/t Au (1,143.49 Ozs) & Crusher Pad: 4,245t @ 3.86 g/t Au (526.62 Ozs).

Q1_2018 (September 2017 – November 2017)

•	The Company hosted the newly appointed Minister for Minerals, Honourable Angellah Kairuki (MP) and her Deputy Minister who paid a visit to our Buckreef Gold Company in company of the Stamico Board Chairman and the acting DG for Stamico. The team was given a detailed brief on the project. In attendance was Mr. Duval (acting CEO), Mr. Volo (Financial Advisor) with Mr. Zizhou (GM) doing the PowerPoint presentation.

•	The Company was engaged with the Ontario Securities Commission in order to comply with NI 43-101 requirements for Technical report disclosures on SEDAR (MaSS Resources report review).
•	The Company also continued with its efforts to engage the Minister of Tourism and Natural Resources with regards to the limited access to our Kigosi gold project area located in a restricted game reserve commenced during the quarter.
•	PMCG consulting auditors commenced and completed the year-end audit inventory during the quarter.
•	End of year Occupational Health and Safety (OSHA) audits were conducted by the responsible government officials at Buckreef site towards the end of the quarter. The officials were informed the operations were on care & maintenance status till mining licence renewal issues were resolved.

Q2_2018 (December 2017 – February 2018)

•	The Company engaged a Zimbabwean consultant group, Virimai Projects (pvt) Ltd who commenced the review and amendment of the Buckreef Project Mining and Feasibility Technical Report in compliance with directives from the Ontario Securities Commission in order to comply with NI 43-101 requirements for Technical report disclosures on SEDAR.
•	Our JV partner, Stamico, dispatched a special technical and legal audit team of three officials Ms.Zena (Leader-Stamico); Ms. Khadija (Advocate-Ministry of Mines) & Mr Alex (Geologist-Stamico). The team was joined up at Buckreef by Peter (GM) & Pius (CA) for an audit meeting on the Buckreef Gold Company which started on 11th February and ended on 13th February 2018.
•	The Company also paid up all annual fees for the legal statutory requirements (Water permit, Fire permit, OSHA chemical storage permit) for the Buckreef Gold Company during this quarter.
•	The Company also submitted applications to renew work and residence permit for Peter Zizhou (GM) during this period.

Q3_2018 (March 2018 – May 2018)

•	Virimai Projects of Zimbabwe (QP), has successfully queried, evaluated and validated the Buckreef project Mineral resource as published by Venymn in 2014. The QP successfully submitted a letter to the OSC accepting responsibility for the Mineral resource.
•	Virimai Projects also successfully completed and submitted the amended and updated Buckreef Pre-Feasibility Independent Technical Report (ITR) that now complies with the Canadian NI43-101 reporting standards of mineral projects technical reports as requested by the OSC.
•	The list of TRX license holdings portfolio and liabilities was updated during the quarter. All field work still suspended on all projects with operations still focused on care & maintenance of the Buckreef Special Mining License and camp till the company receives the renewed SML certificate.
•	TRX management is also still awaiting feedback from the Hon. Minister’s offices on their final determination on the outstanding issue of compensation to villagers within the extended SML area who will be affected when open-pit mining operations commence.
•	The Company made concerted efforts to resolve the access issue into our Kigosi Project camp and licenses but received no further response from the Director General of the Kigosi-Moyowosi game reserve.
•	The Company continued its follow up efforts on the issuance of the Itetemia Mining License (Applic. #01722), applied for on 4th November 2015 and reportedly still under review. Efforts to get feedback on progress was again met with a stone-wall from the responsible officers at the Ministry of Mines despite the fact that the long awaited 6-man Mining Commission, who now award MLs, officially commenced duties during this reporting quarter.

•	Application to renew work and residence permit for Peter Zizhou (GM) successfully completed during the reporting quarter period. Both permits were renewed for a further 2 years effective from 4th April 2018.

Q4_2018 (June 2018 – August 2018)

•	The Company successfully published on SEDAR, the amended and updated Buckreef Pre-Feasibility Independnt Technical Report (ITR) by Virimai Projects (QP) with effective date of 28th June 2018.
•	The Company commenced detailed planning and proposals for Mineral resource upgrade drilling as well as deep drilling to further assess the underground mineral potential on the main Buckreef prospect with Virimai Projects as main consultant.
•	A review of the Buckreef SML renewal certification process by the newly established Mining Commission commenced. The Commission circulated the Local Content Regulation documentation and The Pledge that are both mandatory for submission as the last critical part of their review process.
•	Tenure on 12 Buckreef Project PLs (PL6427/10 – PL6432/10 & PL6544/10 - PL6549/10) expired on 20th June & 11th July 2018 respectively. The Company plans to submit new PL applications (after a 4 month grace period) on 21st October & 12th November 2018 respectively, as per the Mining Act of 2010. The PLs are however still reflected as part of the TRX license portfolio on the Ministry of Energy and Minerals Portal as of 31st August 2018.
•	SML04/92 annual fees (US$80,200) for 2018/2019 were successfully paid on 2nd September 2018 within the 3 month grace period that ended on 11th September 2018.
•	The Company was served with a 7-day Ministerial eviction order to vacate the Kigosi project base camp while negotiations for renewed access are finalized. This was part of enforcing the law barring mining and exploration for gold and base metals in game reserve areas after the Minister of Natural Resources & Tourism visited the area on 26th July 2018.
•	The Company successfully relocated all pertinent equipment and drill-cores from the Kigosi camp to Buckreef mine site as part of compliance with the Ministerial order to vacate Luhwaika camp.

Exploration

There was no exploration work done in any of the company’s project licenses in Tanzania during the year-ended 31st August 2018. This was essentially due to the company strategy where all efforts are directed on the Buckreef project following the Company’s decision to pursue and promote mine development as its main strategy of generating maximum revenue from its extensive portfolio of properties.

The Company also continued to review, revamp and clean up the TRX license portfolio with a view to discard certain licenses and/or alternatively farm them out in JV packages and also to closely monitor and reduce its liabilities arising from statutory payments such as annual fees and JV option payments to underlying vendors.

In line with the established prospecting license project categories of PLs to Retain, PLs to Joint Venture & PLs to Discard/Abandon, the company license holdings as of 31st August 2018 comprises a total of 64 active licenses split into the three main categories as follows:

  Licenses to Retain – 29 PLs, 1 SML, 1 ML & 1 ML application
  Licenses to JV –9 PLs
  Licenses to Discard – 23 PLs

Brief descprtion of the licenses grouped by project names under each of the three above categories is summarized in the section below.

Projects/Licenses to Retain (Mining projects)

  Buckreef – 12 PLs & 1 SML
  Buziba – 1 PL
  Itetemia – 6 PLs & 1 ML (Application)
  Kigosi – 8 PLs & 1 ML
  Luhala – 2 PLs

Five (5) critical target projects were identified as Buckreef project, Buziba project, Kigosi project, Itetemia project and Luhala project. The Buziba project was traditionally lumped up under Buckreef project in previous annual reports but will now be treated as a standalone project. Brief descriptions of PL holdings and financial obligation status for each respective project area as of 31st August 2018 are summarized in the sections below.

Buckreef Project

The Buckreef Project is in the Geita District of the Geita Region south of Lake Victoria, some 110km southwest of the city of Mwanza (see Figure, overleaf). The project area can be accessed by ferry across Smiths Sound, via tarred national road and thereafter via unpaved but well-maintained gravel roads. The Project comprises four prospects namely Buckreef, Bingwa, Tembo, and Eastern Porphyry . The Buckreef prospect encompasses three ore zones namely Buckreef South, Buckreef Main and Buckreef North. The Project is fully-licensed for mining and extraction of gold.

The following cumulative work was completed up to 31st August 2018:

  No mining or ore processing activities conducted at the Buckreef project during the year. Status of the project for the year-ended 31st August 2018 is still care and maintenance while we wait for the issuance of the renewed SML certificate.
  Historical cumulative total ore mined from the Buckreef South pilot pit as of 31st August 2018 remains at 119,725.59t averaging 1.86g/t Au with total contained metal ounces of 7,161.24.
  The disposition of the Ore stockpiled as of 31st August 2018, remains as follows: ROMPAD: 72,315.66t @1.39g/t Au (3,237.96 Ozs); Pad#1: 20,931.75t @2.29g/t Au (1,541.77 Ozs); Pad#2: 12,943.78t @2.78g/t Au (1,155.55 Ozs); Pad#3: 9,237.90t @ 3.85g/t Au (1,143.49 Ozs) & Crusher Pad: 4,245t @ 3.86 g/t Au (526.62 Ozs).
  An amended and updated NI43-101 Compliant Independent Technical Report on the Buckreef Pit Optimized Resource Technical Mining Pre-Feasibility Report was completed by Virimai Projects as QP and subsequently published on SEDAR effective June 2018.

The Study results again confirmed and reflect the continued refinement of pit optimized mining reserves, mine production schedule, process plant ore feed schedule and financial projections & analysis based on comprehensive cost estimations for process plant (design, fabrication, construction and operation) and mining (equipment purchase and mine production) on the Buckreef Project. Major highlights are:

•	Conventional open pit mining methods selected in pit designs.
•	Over LoM, a total of 19.20Mt of ore with a strip ratio of 9.5:1 will be mined.
•	Pre-existing stockpile (ROMPAD) ore totaling 119,726t grading 1.89g/t to be used for process plant commissioning.
•	950,746.87oz of gold mined over the life of the project.
•	Recoveries of 89% for primary ore and 93%for saprolite ore, utilizing a simple EDS comminution, flotation and leaching process with gravity recovery circuit for free Au component collection.
•	822,000oz of gold will be produced over the life of the project.
•	Initial capital cost outlay estimated at US$76.5 million with a life of mine sustaining capital of $22.95 million and closure costs of US$4.5 million.
•	Cash operating costs of $735/oz .
•	Generation of a positive after tax NPV of $130.96 million at a 5% discount rate and an IRR of 74%

The Buckreef Gold project mineral resources as at 31st August 2018 using a cut-off grade of 0.5g/t is as summarized in the table below:

Buckreef Gold Project Mineral Resource Estimate as of 31st August 2018 (Source Virimai Projects, 2018)

The Buckreef Gold project pit-optimized mineral reserves as at 31st August 2018 using a cut-off grade of 0.38g/t (oxides) to 0.41g/t (fresh rock) is as summarized in the table below:

Buckreef Gold Project Mineral Reserve Estimate as of 31st August 2018 (Source Virimai Projects, 2018)

Pits Design Reserves Summary		COG: Oxide & Trans = 0.38, Fresh = 0.41 Virimai 22nd June 2018 Pit Design Reserves Summary			
Prospect	**Reserves**	**Tonnes**	**Grade**	**In Situ Gold Content**	
Name	**Category**	**(Mt)**	**Au (g/t)**	**Kg**	**oz**
Buckreef	Proven	8,174,415	1.64	13,374.06	429,985.66
	Probable	8,174,147	1.40	11,435.72	367,666.58
	Waste	**160,217,840**			
Total (Proven + Probable)		**16,348,562**	**1.52**	24,809.78	797,652.24
Eastern Porphyry	Proven	79,385	1.17	93	2,982
	Probable	976,281	1.03	1,003	32,242
	Waste	9,823,917	0.02		
Total (Proven + Probable)		**1,055,666**	**1.04**	1,096	35,224
Tembo	Proven	-	-	-	-
	Probable	70,183	2	165	5,312
	Waste	1,354,468	-		
Total (Proven + Probable)		**70,183**	**2.35**	**111**	**3,582**
Bingwa	Proven	1,098,383	2.39	2,366	76,074
	Probable	510,154	1.30	377	12,108
	Waste	10,311,734			
Total (Proven + Probable)		**1,608,536**	**2.04**	**2,743**	**88,182**
Grand Total	**Proven**	**9,352,183**	**1.72**	**16,092**	**517,358**
	Probable	**9,730,764**	**1.36**	**13,265**	**426,492**
	Proven +Probable	**19,082,947**	**1.54**	**16,749**	**943,851**

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

License Holding and Status (Buckreef & Buziba)

At the end of Q4_2017, the Buckreef and Buziba projects had 13 PLs and 1 SML covering a surface area of 95.40km2. The license status and statutory liabilities for the two projects are as shown in the table below:

Buckreef-Buziba Gold Projects PL Portfolio Status – License Status and Liabilities as of 31st August 2018

•	Tenure on 12 PLs expired and new applications only allowed after a 4 month grace period on 20th October 2018 and 11th November respectively as per the Mining Act of 2010. PLs still our TRX MEM Portal portfolio as of 10th September 2018.
•	SML04/92 annual fees for 2018/2019 were paid up within the 3-month grace period to 11th September 2018.
•	The six-man Mining Commission now responsible for SML certificate issuance commenced work and is still reviewing the Buckreef JV Agreement terms and conditions prior to issuance of the renewal certificate as per announcement by Hon. Minister of Mines during budget deliberations in Parliament in May 2018.
•	A review of the Buckreef SML renewal certification process by the newly established Mining Commission is underway. The Commission circulated the Local Content Regulation documentation and The Pledge that are both mandatory for submission as the last critical part of their review process.
•	No response and/or directive was received as yet on the proposed land compensation for villagers affected by the proposed mining activity from the Hon. Minister of Mines as yet.

Buckreef-Buziba Gold Projects Regional Geology Map (source: Buckreef Gold Company)

BUCKREEF PROJECT LICENCES ON THE REGIONAL GEOLOGY MAP
PL6427/2010
PL6548/2010
SML04/1992 - Enlarged Area
PL6438/2010
PL6430/2010
PL6546/2010
Nw Miners Block
PL6544/2010
PL6431/2010
PL6432/2010
PL6549/2010
PL6547/2010
PL6429/2010
PL9968/2014
PL6545/2010
BUCKREEF GOLD COMPANY

Itetemia Project

During the reporting period, no fieldwork was conducted in the project area.

The Itetemia gold deposit includes the mineral resources of the Golden Horseshoe Reef (“GHR”), and is an advanced stage exploration project focusing on the development of the GHR. A total of 9,833m of diamond core drilling (51 holes) and 8,339m of RC drilling (138 holes) was completed on the project. Modeling and processing of assay results from both the core drilling and RC drilling so far completed over the GHR and surrounding areas culminated in the estimation of the following Mineral Resources. The gold resource numbers for the GHR are as at 30th May 2016 using a cut-off grade of 1.0g/t:

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

As of the 31st August 2018, the retained portion of the Itetemia project area has 6 active PLs and 1 ML application all covering a surface area of 31.92km2. The Itetemia Project license status and statutory liabilities are as shown in the table below:

Itetemia Gold Project PL Portfolio Status – License Status and Liabilities as of 31st August 2018

  Two (2) PLs (PL6059/09 & PL9564/14) have both technically expired. One is in the retain folder while the other is designated for discard. Liabilities for both are as shown in table above.

  Four (4) PLs pending renewal after successful lodgment of renewal applications. However during the period only 2 PLs (PL8638/12 & PL8661/12) were recommended for offer upon fulfillment of local content doc presentation, payment of 2018/19 annual fees and Integrity pledge doc signing.

  The ML application is still under review for over 2 years now and no response on the delayed application has been received from MoM offices. The ML application covers three (3) licenses registered under Tanzam2000 and one (1) license registered under Tancan Mining.

Kigosi Project

During the reporting period, no fieldwork was conducted in the project area.

The Company was however directed to evacuate the Kigosi camp site by the Minister of Environment and Natural Resources while negotiations to access the site in the future are underway in view of the recent mining regulations barring exploration and/or mining of gold and any other base metals within areas designated as game reserves are pursued. All the company equipment and drill cores and RC samples were evacuated and are now stored at the Buckreef main site.

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

Kigosi Gold Project: Historical published Resource/Reserve results

The table below shows the status (as of 31st August 2018) of the Kigosi Project license portfolio (identified as critical to the project) has 9 active PLs and 1 ML all covering a surface area of 121km2. The Kigosi license status and statutory liabilities is as shown in the table below:

Kigosi Gold Project PL Portfolio Status – License Status and Liabilities as of 31st August 2018

  7 of the Kigosi PLs nominated for retention by the company have outstanding annual fee payments.
  Kigosi ML 2017/2018 annual fees were due in October 2017 but have been withheld due to finalization of access negotiations or pending de-gazetting of the area into a forestry reserve.
  Access to the project area is still difficult due to the prevailing uncertainty with the new laws enacted recently with especial reference to game reserves.

Luhala Project

During the reporting period, no fieldwork was conducted in the project area.

The Luhala Project is an exploration project focusing on the development of the Luhala gold deposit which consists of five anomalous hilltops. The mineralization is stratabound shear-zone hosted gold mineralization (stratigraphic and structural control) within a distinct unit of felsic rocks with associated ferruginized mafic and felsic rocks.

Drilling at the Luhala Project has been concentrated on the Luhala Hills (Luhala Hill, Kisunge Hill, Shilalo Hill South and Shilalo Hill West). A total of 3,279m of diamond core drilling (26 holes) and 8,665m of RC drilling (144 holes) was completed on the project. Modeling and processing of assay results from both the core drilling and RC drilling conducted over the various deposits at Luhala, has resulted in the estimation of the following Mineral Resources for Luhala as at 8th March 2011 using a cut-off grade of 1.0g/t:

Luhala Gold Project: Historical published exploration results

The process of selecting a consultant to carry out feasibility study at the Luhala gold project has been completed and once funds are available the contract to engage the consultant to carry out the study will be signed to initiate the FS study works.

At the end of this reporting period critical Luhala project area had 2 PLs covering a surface area of 17.31km2. The Luhala Project license status and statutory liabilities are as shown in the table below:

Luhala Gold Project PL Portfolio Status – License Status and Liabilities as of 31st August 2018

•	Payment of outstanding annual fees for the critical Luhala PLs was completed as one of the conditions to submit renewal or extension applications.
•	Offer letters from the Mining Commission await.

As of 31st August 2018, the Projects to Retain license portfolio’s outstanding and current financial liabilities and obligations arising from unpaid rents including the penalties for a total of 32 licenses stands at US$94,819.25 as summarized in the table below.

PLs to Retain (Mining Projects): License Liabilities as of 31st August 2018

Projects Licenses to Joint Venture

  Biharamulo – 4 PLs
  Lunguya – 4 PLs
  Manonga – 1 PLs

Prospecting Licenses within three project areas, identified as Biharamulo project, Lunguya project and Manonga project were selected as possible licenses to farm out in JV agreements. Brief descriptions of PL holdings and financial obligation status for each respective project area as of 31st August 2018 are summarized in the section below.

Biharamulo project area

There was no filed-work done during the reporting period. Biharamulo Gold Prospect is a green-fields to brown-fields stage project focusing on the defining the mineralization along a regional WNW-ESE trending shear. Historical preliminary exploration results show a very high potential for gold mineralization associated and/or controlled by the prominent NW-SE parallel structures over a strike length of >600m covered by the cluster of 4 contiguous PLs. Joint Venture Partners for the Project are being sought.

The Biharamulo Project license status and statutory liabilities as of 31st August 2018 are as shown in the table below:

Biharamulo Gold Project JV PL Portfolio Status – License Status and Liabilities as of 31st August 2018

•	All the Biharamulo PLs nominated for potential JV partnerships by the company have outstanding annual fee payments as shown in the table above.
•	All the PLs have technically expired (30th Dec. 2017, 23rd Apr. 2018 & 4th Jun 2018) but they are still reflected on the MEM portal as part of our portfolio.

Lunguya project area

There was no work done during the reporting period. Based on historical in-house exploration data, three zones were identified and are associated with extensive artisanal workings (±30 m depth), with more extensive workings at Nyamakwenge. These known gold prospects include the Nyamakwenge Reefs (NE corner of PL 6941/11); the Nyikoboko Reefs (NE corner of PL 5289/08) & NW-SE trending Shilela reef system (PLs 8940/13, 10145/14 & 9626/14). Gold occurs principally as free gold within multiple quartz veins or stock-works, often associated with felsic intrusives.

The Lunguya Project license status and statutory liabilities as of 31st August 2018 are as shown in the table below:

Lunguya Gold Project JV PL Portfolio Status – License Status and Liabilities as of 31st August 2018

•	All the Lunguya PLs nominated for potential JV partnerships by the company have outstanding annual fee payments as shown in the table above.
•	All the PLs have technically expired (7th Feb. 2017, 13th Mar. 2018 & 28th Aug 2018) but they are still reflected on the MEM portal as part of our portfolio.

Manonga project area

There was no field-work done during the reporting period. The Manonga Project licence is located within the Nzega Greenstone Belt of the southern margin of Lake Victoria Gold Fields. Manonga Gold Project is a greenfield gold exploration project focusing on identification of potential Golden Pride mine type mineralization in the Nzega East Goldfield and the Chomachankola artisanal workings to the south.

The Manonga Project license status and statutory liabilities as of 31st August 2018 are as shown in the table below:

Manonga Gold Project JV PL Portfolio Status – License Status and Liabilities as of 31st August 2018

•	The Manonga PL nominated for potential JV partnerships by the company has outstanding annual fee payments as shown in the table above.
•	The PL technically expired (15th Nov. 2017) but still reflected on the MEM portal as part of our portfolio.

As of 31st August 2018, the Projects to JV license portfolio’s outstanding and current financial liabilities and obligations arising from unpaid rents including the penalties are US$72,513 as summarized in the table below.

PLs to JV (Exploration Projects): Total Liabilities up to 31st August 2018

Projects Licenses to Discard/Abandon

•	Biharamulo – 1 PL
•	Itetemia – 1 PL
•	Kabanga – 2 PLs
•	Kanegele – 6PLs & 1 Application
•	Kigosi – 6 PLs
•	Kibara – 1 PL
•	Mwadui – 1 PL
•	Nzega – 1 PL
•	Tulawaka – 3 PLs

As of 31st August 2018, the Projects to Discard/Abandon license portfolio comprised of a total of 23 licenses.

There was no work done in any of the licenses and historical preliminary exploration results showed a negligent potential for gold mineralization within these PLs hence they were consequently recommended to be abandoned or returned to original owners to cut liabilities. The license status and statutory liabilities for these PLs are as shown in the table below:

Various Projects PLs to Discard Portfolio Status – License Status and Liabilities as of 31st August 2018

•	All the PLs nominated for potential discarding or return back to original vendors by the company have outstanding annual fee payments as shown in the table above.
•	21 of the 23 PLs have all technically expired but still reflected on the MEM portal as part of our portfolio.
•	1 PL (PL10605/2015) in the Kigosi area will expire in May 2019 while for 1 PL (PL8480/2012), we received an offer letter but declined to take up the offer.

As of 31st August 2018, the Projects to Discard license portfolio’s outstanding and current financial liabilities and obligations arising from unpaid rents including the penalties are US$128,614.50 as summarized in the table below.

PLs to Discard/Abandon (Exploration Projects): Total Liabilities up to 31st August 2018

License Relinquishment

The practice within the Tanzanian Mining industry during the previous years was generally accepted that companies would half the size of their active license on 1st renewal period (at the end of the first 4 years of tenure) and 2nd renewal period (at the end of the following 3 years of tenure) periods where the company would retain half of the PL and relinquish the other half to the government but subsequently submit a new application covering the relinquished half to secure ground.

Following the gazetting of the new Mining Regulations (2017) and strict adherence to the statutory directives in the Mining Act of 2010, the relinquished half of the license area now reverts back to the government and has a 4-month lpase period during which no applications are entertained by the Ministry of Mines. At the end of the 4-month period, companies can apply for the ground but now it’s up to the government to decide which new players to award the ground in order to maximize exploration activity by more juniors and the previous holder is not automatically guaranteed to be awarded the relinquished ground.

The total number of licenses that expired and/or forfeited to the state during the reporting period amounted to 47 PLs as summarized in the table below.

Various Projects PLs that forfeited and written-off Liabilities as of 31st August 2018

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

Prospecting and special mining and mining license holders must submit regular reports in accordance with mining regulations. Upon commercial production, the government of Tanzania imposes a royalty on the gross value of all production at the rate of 7.3% of all gold produced. The applicable regulatory body in Tanzania is the Ministry of Energy and Minerals.

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

D.       Property, Plant and Equipment

The Company’s business is the acquisition, exploration and development of mineral properties, with a primary focus on exploring for gold properties in Tanzania. From 2011 onwards, the Company has focused on the development of the Buckreef project. Historically, the Company has funded its activities by way of the sale and issuance of its securities. The Company also obtains operating funds through sales of and options to sell its various mineral property interests to other parties, retaining a royalty interest. The activities of the Company within its properties with or without a known body of commercial ore, with or without established mineral reserves, to date have been exploratory and developmental in nature. Pre-feasibility studies have been compeleted and published on the Buckreef Project.

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

Buckreef Exploration History Synopsis

Year	Operator	Work Performed
1959	Tanzania Mineral Resources Division (TMRD) & UNDP	UN-sponsored regional airborne geophysical survey over Rwamgaza Greenstone Belt.
1960-1965	Tanzania Mineral Resources Division (TMRD) & UNDP	Ground based geophysical surveys (magnetics, IP) follow up on regional targets. Discovery of Buckreef Quartz Vein and follow up drilling commenced. 13 diamond drill holes by UNDP (12 in current database, UNBR01-12) identified a “possible ore zone 107m long, 8m wide and extending to 122m depth
1968	Tanzania Mineral Resources Division (TMRD)	13 diamond drill holes by Tanzanian Mineral Resources Division (MRD01-13)
1972	Tanzania Mineral Resources Division (TMRD)	Tanzanian government approved investment decision and Buckreef Gold Mining Company.
Mid-1970s	Williamson Diamonds Ltd	Underground development on 30m and 61m levels by Williamson Diamonds Ltd. Indicated ore reserve of 106,000t @ 8.7g/t Au between 23m and 76m levels using minimum mining width of 1.5m
1973-79	Tanzania Mineral Resources Division?	Further underground development and 3 diamond drill holes (BGMDD01-03) by BGMC.
1973-1981	State Mining Corporation	CIP treatment plant and other facilities established with financial assistance from Swedish International Development Agency
1982-1988	State Mining Corpoaration	Gold production commenced but reached only 25-40% of forecast targets. Production figure unavailable. Review of operations by British Mining Consultants Ltd. who found Buckreef assay laboratory assays 65% higher than overseas check assays
1990	State Mining Corporation	Mining ceased and workings flooded. Total ore extracted estimated at approximately 100,000t @3-4g/t Au
1992	East African Mining Corporation	Commencement of modern exploration techniques including Aircore, RC and diamond drilling.
1994	East African Gold Mines Ltd	Signing of first Buckreef Gold Mine Re-Development agreement with State Mining Corporation. Additional surface and subsurface gold resources were identified.

Year	Operator	Work Performed
1995-2010	East African Gold Mines Ltd / Gallery Gold / Iamgold	Explored 40km of contiguous strike length of the RGB encompassing geophysical surveys (IP, EM & magnetic); 52,737m of RAB & AC drilling; 80,796m RC drilling and 22,197m of Diamond drilling. Several metallurgical test-works for a CIL and/or CIC process plant conducted; Preliminary economic assessment leading to a Feasibility scoping study completed. Project returned to Stamico by IAMGOLD.
2008- 2009	Tanzanian Royalty	Continues with exploration and starts RAB, RC and DC drilling at Kigosi on the Luhwaika and Igunda Prospects. Completed drilling at Luhwaika and Igunda Prospects. 3D modelling completed and resources declared for both.
2010-2011	Tanzanian Royalty	Commenced RAB and RC drilling at Msonga and Commenced and subsequently ceased bulk sampling of Luhwaika quartz rubble deposit (four months later). Completed drilling at Msonga. 3D modelling completed. No resource declared on Msonga.
2011	Tanzanian Royalty	Second Buckreef Gold mine Re-Development JV Agreement signed between Tanzanian Royalty Exploration Corp and Stamico. Commenced with detailed review of all historical exploration data and results for an updated NI 43-101 report supervised by Venmyn Rand (Pty) Ltd.
2012-2013	Tanzanian Royalty	Additional exploration and resource drilling (33,711m diamond core & 4,459m RC) conducted. Preliminary NI 43-101 report completed by Venmyn Rand (Pty) Ltd that showed a 121% increase in mineral resources. Successfully applied for extension of the Special Mining License area (from 3.4km2 to 16.04km2). Commenced NEMC EIA certification process.
2014	Tanzanian Royalty	Awarded NEMC Environmental EIA certification. Metallurgical testwork for heap leach and/or CIL process plant conducted. Geotechnical test-work conducted. Construction of pilot Heap leach process plant commenced. Pilot Mining on South Pit commenced late October 2014.
2015	Tanzanian Royalty	Pilot mining continued on South pit. Pilot heap leaching operations commenced.
2016	Tanzanian Royalty	Force majeure declared February 2016. First gold pour from heap leach operations. Further Metallurgical testwork for CIL process plant commenced. Buckreef process plant re-dsign into CIL system commenced. Commenced application for an initial 15yr Life of Mine extension for the Special Mining License.
2017-2018	Tanzanian Royalty	Applied for and received offer letter for a 10-year renewal of the Buckreef Special Mining License. Published NI 43-101 compliant Updated Mining Reserve Estimate and Economic Feasibility report completed by MaSS Resources (Pvt) Ltd of Tanzania. Subsequent amendement on said report by Virimai Projects (QP) as Zimbabwe published on SEDAR on July 2018 as per OSC directives.

The technical content of the following discussion regarding the Buckreef Project in Tanzania is summarized from an Amended National Instrument 43-101 Independent Technical Report Mineral Reserves Estimate and Pre-Feasibility Study on the Buckreef Gold Mine Project, Tanzania, East Africa with an effective date of June 26, 2018, as filed with the SEC.

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

Exploration Status and Project History

The Buckreef Gold Mine was an underground mine operated by the Tanzanian State during the late 1980s to early 1990s. A brief description of the historical work conducted during periods 1992-2011 (pre-Tanzananian Royalty) and 2011-2018 (Tanzanian Royalty era) is summarized in two sections below.

Pre-TRX era Project History

Apart from the state, several previous owners of the project undertook numerous exploration programmes including aeromagnetic, helicopter borne IP, ground magnetic and soil geochemistry surveys, as well as extensive RC, Air Circulation (“AC”) and diamond drilling programmes as highlighted below.

1994: Signing of Buckreef Redevelopment Agreement ( of the project undertook numerous exploration programmes including aeromagnetic, helicopter borne IP, and ground magnetic.

1996: Spinifex Gold of Australia acquires East Africa Mines Ltd.

2003: Gallery Gold of Australia acquires Spinifex Gold

2006-2010: IAMGOLD Corporation (Canada) acquire Gallery Gold (project incorporated Buckreef, Buziba, Mawe Meru & Busolwa).

Work done includes:

•	65,000m of exploration and reconnaissance drilling
•	70,000m of resource definition, metallurgical and hydrogeological drilling,
•	Estimated expenditure of US$12 million on all four projects.
•	Total Buckreef Project mineral resources increased from 1.1 to 1.9 MoZ.

2010: IAMGOLD Corporation surrendered project back to Stamico after decision to relocate and concentrate on projects in Mali.

2010: October, TRX Corporation (Canada) signs MOU with Stamico to acquire Buckreef Gold Project.

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

TRX era Project History and Development

The Company acquired the rights to the Buckreef Project early in 2011 and undertook further exploration wrk that mainly involved mineral resource confirmation drilling, mineral resource drilling, rrent metallurgical and geotechnical diamond drilling programs as tabulated briefly below.

2011:

•	October, TRX Corporation (Canada) acquire Buckreef Gold (project incorporated Buckreef, Buziba) through definitive JV Agreement (55/45% equity) with Stamico.
•	TRX engaged Hellman & Schofield (Pty) Limited of Australia to prepare an independent Canadian National Instrument 43-101 (NI 43-101) Preliminary Economic Assessment (PEA)-: pathfinder study

2012:

•	TRX engaged Venmyn Independent Projects (Pty) Limited of South Africa to prepare an independent Canadian National Instrument 43-101 (NI 43-101) Preliminary Economic Assessment (PEA)-: pathfinder study evaluating all historical technical and economic parameters of the Buckreef Project (Buckreef, Buziba, Busolwa).
•	TRX successfully enalrges SML area from 4km2 to 16km2 to encompass Bingwa and Tembo prospects

2013:

•	TRX commences infill exploration & additional resource definition drilling on four main prospects as follows:
•	Buckreef Prospect: 684 drill-holes for 97,287m;
•	Tembo Prospect: 74 drill-holes for 5,713m;
•	Bingwa Prospect: 136 drill-holes for 12,537m &
•	Eastern porphyry: 80 drill-holes for 10,814m.
•	TRX engaged ENATA Resources to commence a National Environmental Management Council (NEMC) compliant Environmental Impact Assessment report. Final certification received in 0ctober 2014.
•	TRX institutes bulk sample heap leach metallurgical testwork on ores from Bingwa and Tembo using SGS of South Africa.

2014:

•	TRX engages Venymn to produce an updated NI43-101 compliant Independent Technical and Valuation Report.
•	ITVR incorporated new technical parameters, exploration results, Mineral Resources to update preliminary mine design, preliminary process design, environmental fatal flaw review and economic analysis on the 2012 PEA report.
•	TRX engages contractors to construct Carbon-in-Column process plant and 4 heap leach pads.
•	TRX completes 10,000m of Grade control drilling targeting oxide & transition ore on the pilot Buckreef South Prospect (delineated 5 major mineralized zones with a proved reserve of 206,551t @1.54g/t containing 10,225ozs Au within the original mineralization envelope).
•	TRX commences pilot mining on Buckreef South (Oct. 2014).

2015/2016:

•	TRX continues pilot mining, commences CIC process plant and heap leach pad operation.
•	TRX commences the CIC pilot heap leaching on 3 loaded pads in April 2016.Leaching operations run for 9 months and subsequently stopped due to unfavourable un-agglomerated ore conditions.
•	Process plant failure leads to Process Plant re-design planning (Emisha Mining Solution engaged).
•	Renewal application for SML04/92 submitted (MEM).

2017:

•	TRX receives offer letter for the renewal of the Buckreef SML and pays all statutory dues as requested. License extended for a further 10-years to 2027.
•	TRX smelts 6.6kg of gold dore` from the Carbon-in-Column process plant.
•	TRX submits 4-tonne bulk sample for further detailed metallurgical testwork with a laboratory in South Africa.TRX engages MaSS Resources Pvt Ltd of Tanzania to commence and complete an NI43-101 compliant Mining and Economic Feasibility study. The Report titled “Updated Independent Technical Mining Reserve Estimate and Economic Feasibility Study on the Buckreef Gold Mine Project, Tanzania, East Africa” is published on SEDAR with effective date 27th April 2017.)
•	Emisha Mining Solutions continues with detailed Carbon-in-Leach (CIL) process plant designs.
•	TRX hosts the new Minister of Mines, Hon. Angellah Kairuki at Buckreef Mine site.
•	Buckreef mega-pit site area marked, cleared and surveyed as part of mine development.
•	Mining and pit pre-development work on the ground halted while awaiting issuance of renewed SML certificate

2018:

•	Detalied planning for 10,000m of close-spaced grade control drilling on the Buckreef main pit finalized.
•	TRX engages Virimai Projects Pvt Ltd of Zimbabwe to commence and complete Ontario Securities Commission recommended amendments to the NI43-101 compliant Mining and Economic Feasibility study. Report entilteled “ITR Mineral Reserve Estimation and Pre-Feasibility Study for the Buckreef Gold Mine Project” published on SEDAR with effective date 26th June 2018. Reports supercedes all previous ITRs on the Buckreef project.
•	TRX commences detailed planning for additional deep drilling (diamond core) and resource upgrade drilling (RC) on the main Buckreef prospect.
•	TRX in constant engagement with the Ministry of Mines pertaining to the issuance of the renewed SML certificate.
•	Mining and pit pre-development work on the ground still on halt while awaiting issuance of renewed SML certificate

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

In 2013-2014, heap leach metallurgical testwork indicated positive results from column leach test for the oxide ore resources, at a 6mm crushing size fraction in oxide mineralization, up to 71% recovery was achieved on agglomerated ores during the testing. Testwork on the sulphide and transition resource indicate a recovery of 58% using a 12.5mm crush size and agglomeration using 4kg/t of lime and 3kg/t of cement. During the period 2015 to 2016, the Company conducted a test pilot Carbon-in-Column heap leach operation on un-agglomerated oxide and transition ores.

Current (2016-2017) metallurgical testwork indicate positive results from Carbon-in-Leach (CIL) test for all three (3) resources types, oxide; transition and sulphide resources. Test-results indicated that 36-40% of the gold in all three types of ore recoverable by simple gravity via a Knelson concentrator. Results also indicated that remaining 64-60% of the gold was recoverable by up to 94% through the conventional CIL process plant.

Mineral Resource and Mineral Reserve Estimates: Virimai Projects June 2018

On publication of MaSS’ report entitled “Updated Independent Technical Mining Reserve Estimate and Economic Feasibility Study on the Buckreef Gold Mine Project, Tanzania, East Africa”, the Ontario Securities Commission (OSC) conducted a routine review of the report’s contents and raised some queries that necessitated a review of the original report compiled by MaSS. Virimai Projects was then commissioned by Tanzam2000, to carry out an in-depth review of the original report by MaSS with the objective of amending and recompiling the ITR in compliance with Canadian National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (NI43-101).

Virimai Projects subsequently produced an amended Mining and Economic Analysis Pre-feasibility study of the Buckreef Gold Mine Project titled “ITR Mineral Reserve Estimation and Pre-feasibility Study on the Buckreef Gold Mine Project” that takes into account a number of refinements, optimizations and alternatives that will form the basis for TRX to move to Definitive Feasibility Study and development of the Buckreef Gold Project as an open pit mine, which can be brought rapidly into production to benefit from the current favourable gold market conditions.

The scope of work for this study included the following:

•	Confirmation of the Mineral Resources as first published by Venymn
•	Estimation of Mineral Reserves
•	Mining Method Analysis and Selection
•	Development and Production Scheduling with Specialized Mining Software
•	Optimization of Production rate and Sequencing
•	Estimation of Equipment and manpower requirements
•	Mining logistics and infrastructure design
•	Project Execution Plan
•	Capital and Operating cost estimation
•	Benchmarking against current operations
•	Financial analysis modeling and valuation
•	Identification of opportunities, risks and risk mitigation

Virimai carried out a review of the four resource models (Buckreef Main, Eastern Porphyry, Tembo and Bingwa) used in the published estimates and found that the grade estimates were robust. For this reason, Virimai accepted and adopted the resource models for use in the current pre-feasibility study. However, Virimai re-stated the Mineral Resources for two of the resource areas as follows:

•	Virimai declared about 10,000 t less Inferred Mineral resources as a result of surface correction &
•	85,0000t spread across the categories were removed for the declared Mineral Resources at Bingwa as a result of being located away from the main mineralised zone either located under overburden exceeding 40 m or existing as discrete non-contiguous bodies.

The 85,000 tonnes remains in the Mineral Inventory outside the open-pitable mineral resource from current Mineral Resource projections as summarized in the table below.

NI 43-101 Compliant Re-stated Mineral Resource Estimate for BRMA as at June 26, 2018

Source: Virimai Projects 2018

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Mineral Resources reported inclusive of Mineral Reserves

Cut-off Grade 0.5g/t Au

Estimates over variable widths to 1m to 40m

Specific Gravity ranges 2.0 to 2.8

Inconsistencies in totals are due to rounding

55% attributable to the Company

Having taken into account a number of economic costing and engineering refinements, optimizations and alternatives, Virimai Projects declared an open-pit optimized Mineral Reserve estimate of 19.08Mt grading at 1.54g/t (excluding the existing mined stockpile) and containing 943,851 troy ounce gold for the Buckreef Project as summarized in the table below.

NI 43-101 Compliant Pit Optimized Mineral Reserve Estimate for BRMA as at June 26, 2018

Source: Virimai Projects 2018

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Mineral Resources reported inclusive of Mineral Reserves

Cut-off Grade: Oxide/Trans 0.38 g/t Au & Fresh rock 0.41g/t Au

Estimates over variable widths to 1m to 40m

Specific Gravity ranges 2.0 to 2.8

Inconsistencies in totals are due to rounding

55% attributable to the Company

The major highlights from the Technical Mining Feasibility report include the following:

•	Conventional open pit mining methods selected in pit designs.
•	Over LoM, a total of 19.08Mt of ore with a strip ratio of 8.1:1 will be mined.
•	Pre-existing stockpile (ROMPAD) ore totaling 119,726t grading 1.89g/t to be used for process plant commissioning.
•	0.944Moz of gold mined over the open-pit life of the project.
•	Recoveries of 89% for primary ore and 93%for saprolite ore, utilizing a simple EDS comminution, flotation and leaching process with gravity recovery circuit for free Au component collection.
•	0.822Moz of gold will be produced over the open-pit life of the project.
•	Initial capital cost outlay estimated at US$76.5 Million and sustaining capital of US$22.95 Million, including closure costs.
•	Cash operating costs of $735/oz produced.
•	Generation of a positive after-tax NPV of $130.96 million at a 5% discount rate and an IRR of 74%

The Company has incurred total net costs (after recoveries, if any) of $2,075,893 on the Buckreef Project for the year ended August 31, 2018.

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

Kigosi Exploration History

The exploration history of the Kigosi Property from 2006 to 2018 is summarized as follows:

Kigosi Exploration History Synopsis

Year	Operator	Work Performed
1990	Barth	Production of the regional geological map of granite-greenstone belt south of Lake Victoria
Early 1990s	Pangea Goldfields Inc/ Iscor	Rotary Air Blast (RAB) drilling in Msonga prospect area (Kigosi North). No records available
Early 1990s	Artisinal Miners	First evidence of artisanal working in the Kigosi area. No records available for gold extracted by the artisanals.
1994	Tan Range	Acquires gold properties for exploration in Tanzania.
1998	AngloGold	Acquired rights to nine licenses associated with the Kigosi area.
1999	Geodass	Conducted regional geophysical survey (airborne magnetics, radiometric and VLF-EM) over Ushirombo greenstone belt, including the Kigosi area.

Year	Operator	Work Performed
1999	Tan Range	Helicopter visit to Luhwaika and Igunda artisanal workings. Signed option agreement with Anglo for the Kigosi North Property.
2003	Geoscientific and Explora Services Ltd (Geoscientific)	Conducted a regional LandSat interpretation on the Kigosi Project area.
2003	J Klein (Independent Consultant	Reviewed and interpreted 1999 geophysical survey data
2003	AngloGold Ashanti	Detailed regional airborne geophysical survey and soil sampling survey
2004	AngloGold Ashanti & Tan Range	Follow up of anomalies with soil and termite mound sampling. Identification of Msonga, Bungoni, Luhwaika and Igunda Prospect area. Geological and regolith mapping conducted. Limited sampling from pits, streams and trenches.
2005-2006	AngloGold Ashanti & Tan Range	Temporary suspension of exploration activities due to permitting issues for access into Kigosi Game reserve area. JV arrangement maintained.
2007	Tan Range/ Tanzania Royalty	JV agreement with AngloGold Ashanti terminated & Tan Range changes name to Tanzanian Royalty Exploration Corp. Commenced with exploration at Kigosi in September. Exploration included biogeochemistry and induced polarisation surveys.
2008- 2009	Tanzanian Royalty	Continues with exploration and starts RAB, RC and DC drilling at Kigosi on the Luhwaika and Igunda Prospects. Completed drilling at Luhwaika and Igunda Prospects. 3D modelling completed and resources declared for both.
2010-2011	Tanzanian Royalty	Commenced RAB and RC drilling at Msonga and Commenced and subsequently ceased bulk sampling of Luhwaika quartz rubble deposit (four months later). Completed drilling at Msonga. 3D modelling completed. No resource declared on Msonga.
2013	Tanzanian Royalty	Applied for and granted Mining License (ML496/2013) covering Luhwaika and Igunda Prospects
2014-2016	Tanzanian Royalty	Kigosi game reserve access permitting issues forced a stop to all activities on the project.
2017-2018	Tanzanian Royalty	Evacuation of Luhwaika base camp while access negotiations are pursued.

The Company has incurred total net costs (after recoveries, if any) of $87,507 on the Kigosi Project for the year ended August 31, 2018. The Kigosi Project is currently in the care and maintenance stage.

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

History

Lunguya Exploration History Synopsis

Year	Operator	Work Performed
1999-2001	Tan Range	Acquire prospecting licenses. Review of regional aeromagnetic data as part of regional prosctive target identification
2002	Tan Range	Regional scale soil surveys. 4 regional anomalies identified
2003-2004	Tan Range	Follow up detailed soil surveys, ground IP surveys, Biogeochemistry (BGC) surveys identified Luhawika North (Bulynhulu replica?) Shilela, Nyikoboko & Nyaamakwenge prospects.
2005-2006	Tan Range	Phase 1 auger drilling, RAB/RC/Core drilling on selected targets on 3 of the 4 prospects.
2007-2008	Tanzanian Royalty	Conducted detailed ground magnetics and IP surveys on Shilela, Nyamakwenge & Nyikoboko prospects

Year	Operator	Work Performed
2009	Tanzanian Royalty	Signed Option & Royalty Agreement on Primary Mining Licenses covering the Nyamakwenge prospect
2010-2012	Tanzanian Royalty	Detailed RC and diamond core drilling on Nyamakwenge prospect (Reef and gravel resource definition-internal report). Lost main license over Luhwaika North (Buly-type?) prospect inadvertently.
2013-2015	Tanzanian Royalty	No field work conducted. JV agreement on Nyamakwenge terminated in late 2015.
2016-2018	Tanzanian Royalty	No field work done. Review of project conducted internally.

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

During the period ended August 31, 2018, no direct property work was conducted on the Lunguya property. The Lunguya Property is currently in the care and maintenance stage.

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

History

The exploration history of the Itetemia Property from 2006 to 2018 is summarized as follows:

Itetemia Exploration History Synopsis

Year	Operator	Work Performed
2006	Tancan	In-house evaluation. 4-hole diamond drill program
2007	Sloane	Planned 2000 m RC drill program and 3000 m infill diamond drilling program.

Year	Operator	Work Performed
2008	Sloane	First phase drill program consisted of 10 Reverse Circulation (RC) aggregating 1,489m. Eight diamond drill holes were drilled totalling 2,286.5m.
2009	Sloane	Data analysis
2010	Sloane	Data analysis
2013	Company	In-house evaluation
2014	Company	Digital Terrain Model (DTM) survey pickups using GPS to create topographical survey over the resource area for resource modelling, completion of study, which was contracted to MaSS Resources Company Ltd., submission of the Final Itetemia Gold Project (IGP) Study by MaSS Resources company, Environmental Impact Assessment (EIA) study on the Itetemia Gold Project (IGP), which was contracted to Efficient Consultants environmental experts. The EIA study is ongoing and completed activities include - Visit to site, conducting consultative meetings with stake holders, consultation with OSHA officials & Lake zone mines officer, project registration with NEMC, submission of brief project report to NEMC for project screening, preparation of Scoping Project Report and Terms of Reference (ToR) for management approval before submission and the submission of the Scoping Report to NEMC for approval.
2015	Company	EIA study report approved and ESIA certificate issued. Application to convert PL into Mining License procedures have commenced
2016 - 2018	Company	Itetemia Mining License Application no/01722 submitted on 4th November 2015 still under review by the Ministry of Enenrgy and Minerals. No fieldwork conducted pending resolution on application.

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

During the period ended August 31, 2018, no direct property work was conducted on the Itetemia property.

The Company has incurred total net costs (after any recoveries and write offs) of $17,738 and written off $nil of expenditure on the Itetemia Property for the year ended August 31, 2018. The Itetemia property is currently in the care and maintenance stage.

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

History

Luhala has had a significantly more protracted exploration history than Lunguya, beginning with the initial exploration by the then Tanganyikan Geological Survey in 1947. The exploration history of Luhala since 2006 to 2018 is summarized as:

LUHALA EXPLORATION HISTORY SYNOPSIS

Year	Operator	Work Performed
2006	Tancan	Diamond drilling, RC drilling
2007	Sloane	Follow-up exploration planning
2008	Sloane	Data analysis
2009	Sloane	Data analysis
2010	Sloane	Data analysis
2013	Company	In-house evaluation
2014	Company	Continued in-house evaluation
2015	Company	Continued in-house evaluation/property maintenance
2016-2018	Company	No fieldwork conducted. Property maintenance observed.

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

Exploration

During the period ended August 31, 2018, no site-based exploration work was conducted on the Luhala Property.

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

The Company has incurred total net costs of $5,988 and written off $nil of expenditures on the Luhala Property for the year ended August 31, 2018. The Luhala Property is currently in the care and maintenance stage.

The Luhala Property is without known mineral reserves and any exploration program is an exploratory search for ore.

Item 4A.	Unresolved Staff Comments

None

Item 5.	Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended August 31, 2018 and 2017, and should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

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

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs. During the year ended August 31, 2018, the Company wrote off nil of costs related to its mineral properties (2017 – $124,717). Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

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

A.       Operating Results

The following discussion and analysis of the financial condition and operating results of the Company for the years ended August 31, 2018 and 2017 should be read in conjunction with the consolidated financial statements and related notes to the financial statements which have been prepared in accordance with IFRS.

Overall Performance

As at August 31, 2018, the Company had current assets of $1,322,307, compared to $1,922,088 on August 31, 2017. The decrease is mainly due to inflows from proceeds of convertible loans issued of $1,754,291 (2017 - $1,181,993) and inflows from proceeds of gold loans issued of $1,312,660 (2017 - $nil), offset by outflows in regards to expenditures on exploration of $1,305,094 (2017 - $1,568,614) and cash used in operations of $2,351,200 (2017 - $4,283,489). Mineral properties and deferred exploration assets were $49,912,854 as at August 31, 2018, compared to $46,920,303 at August 31, 2017.

Net loss for the year ended August 31, 2018 was $6,897,397, compared to a net loss of $6,434,112 in the comparable year ended August 31, 2017. Net loss remained fairly consistent between the two periods. Variances in expenses are discussed below.

The main difference in net loss between the two periods is due to the loss on settlement of debt for shares which increased to $522,226 (2017 - $141,108) as the price of the stock increased and interest and principal on the various loans were converted to shares.

Share Capital:

During the year ended August 31, 2018, the Company issued 385,147 shares (2017 – 695,991 shares) pursuant to the RSU plan with a value of $188,722 (2017 - $1,040,990). The Company issued 1,172,128 (2017 – 814,089) shares with a value of $612,900 (2017 - $542,447) in connection with interest payments related to the convertible loans and gold bullion loans outstanding. The Company issued 1,354,405 shares (2017 – 83,333) with a value of $792,381 (2017 - $49,166) for settlement of convertible loans as well. During the comparative period, in September 2016, the Company also completed its private placement financing issuing 7,197,543 shares for proceeds, net of issue costs, of $5,589,501. In connection with the private placement closed in September 2016, the Company also issued 3,146,944 shares pursuant to cashless exercise of warrants issued on the private placement. The Company also issued, in the comparative period, 458,329 and 187,321 shares with a value of $288,747 and $131,998 respectively for settlement of various leases and amounts due to related parties. In the current period, capital was utilized for the Buckreef Gold Project development, property acquisition, exploration, capital equipment purchases and general operating expenses as tabulated below. The remaining funds/cash liquid assets, when available, are invested in interest bearing investments, which are highly liquid.

(000)
Funds available August 31, 2017	1,011
Net proceeds from convertible loans and gold bullion loans	3,067
Mineral property expenditures including licences, environmental and exploration, net of recoveries	(1,305)
General corporate expenses	(2,347)
Funds available August 31, 2018	$426

At August 31, 2018, the Company had a working capital deficiency of $12,010,685 (August 31, 2017 – $6,552,376 working capital deficiency), had not yet achieved profitable operations, has accumulated losses of $103,263,959 (August 31, 2017 – $96,566,577) and expects to incur further losses in the development of its business. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2018, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all of its planned activities. The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

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

Results of operations

Fiscal year ended August 31, 2018 compared to fiscal year ended August 31, 2017

Net additions to mineral properties and deferred exploration costs for the year ended August 31, 2018 were $2,992,551 compared to $1,242,162 for the year ended August 31, 2017. Out of the net additions, $1,703,323 (2017 - $1,933,614 decrease) represents an increase/decrease due to foreign exchange in the current period on functional currency. The increase excluding these amounts saw expenditures of $1,289,228 for the year ended August 31, 2018 compared to $3,175,776 during 2017. The lower expenditure in 2018 is due to reduced financial resources currently available to the Company and a related reduction in exploration expenditures.

Net loss for the year ended August 31, 2018 was $6,897,397, compared to a net loss of $6,434,112 for the comparable year ended August 31, 2017. For the three month period ended August 31, 2018 and 2017, there was a net loss of $1,876,711 compared to a net loss of $1,307,313, respectively. Net loss and related expenditures were consistent between the two periods.

Variances in expenditures are set out below:

For the year ended August 31, 2018, depreciation expense was $386,845, compared to $421,983 for the year ended August 31, 2017. The decrease of $35,138 is due to a lower overall capital assets base as there were minimal additions during the period and prior fiscal year.

Consulting fees for the year ended August 31, 2018 were $938,569, compared to $805,943 in the comparable year ended August 31, 2017. Consulting expenses increased during the current period as the Company hired consultants in an effort to advance its Buckreef project. The consultants were hired to advise in regards to the status of the processing plant and any modifications and changes to the operational process, and many were hired in replacement of salaried management and personnel that resigned or were let go during the course of the last year resulting in a decrease in salaries and benefits expenses discussed below. Consulting fees for the three months ended August 31, 2018 were $241,471 compared to $272,597 in the comparable period ended August 31, 2017. The amount remained consistent for the three month period.

Directors’ fees for the year ended August 31, 2018 were $111,625, compared to $186,826 in the comparable year ended August 31, 2017. The amount decreased as compared to the same period in the prior year due to director resignations during the prior year as well as no RSU issuances during the current year. For the three month period ended August 31, 2018, director fees amounted to $27,906 (2017 - $27,907). The amount was the same for the three month period.

Office and general expenses for the year ended August 31, 2018 were $121,757, compared to $197,457 in the comparable year ended August 31, 2017. Office and general costs decreased between the comparable periods due to continued cost reduction measures across all areas of the Company. For the three month period ended August 31, 2018, office and general expenses were $26,819 compared to $44,777 in the comparable period ended August 31, 2017. The reason for the decrease for the three month period is the same as above.

Shareholder information costs for the year ended August 31, 2018 decreased to $343,658 from $476,285 for the comparable year ended August 31, 2017. The amounts decreased due to reduced spending on investor relation services for the period. For the three month period ended August 31, 2018, shareholder information costs were $58,340 compared to $113,838 for the three month period ended August 31, 2017. The decrease is due to the same reason as the decrease for the year.

Professional fees increased by $91,186 for the year ended August 31, 2018 to $845,924 from $754,738 for the year ended August 31, 2017. Professional fees increased mainly due to increased work surrounding the adoption of the stock option plan incurred in the comparative period. For the three month period ended August 31, 2018 professional fees went from $17,001 for the three month period ended May 31, 2017 to $280,841. The increase is due to an increase in general corporate matters during the period.

Salaries and benefits expense increased to $605,659 for the year ended August 31, 2018 from $458,700 for the year ended August 31, 2017. Salaries and benefits increased due to an increase in payroll tax assessment in Tanzania. The expenses for the corresponding three month period ending August 31, 2018 and 2017 were $124,943 and $116,309 respectively and remained consistent between the two periods.

Share based payments for the year ended August 31, 2018 were $1,598,883, compared to $1,772,663 in the comparable year ended August 31, 2017. The decrease is due to the Company issuing 3,682,000 options (2017 – 3,750,000) with a value vested of $966,000 (2017 - $1,725,000) offset by the forfeiture of RSU’s of $65,098 (2017 - $(123,569)) as well as the repricing of the 3,750,000 options issued in 2016 which resulted in additional compensation of $240,000 (2017 - $nil), see note 6 to the audited consolidated financial statements for the years ended August 31, 2018 and 2017 for details of stock options issued.

For the year ended August 31, 2018, travel and accommodation expense were lower at $24,335 compared to $31,267 in 2017. Travel and accommodation expense decreased due to cost cutting measures across all areas of the Company. For the three months ended August 31, 2018 and 2017, travel and accommodation went from $(4,103) in 2017 to $1,098. Travel and accommodation expense were minimal during the period.

For the year ended August 31, 2018, the foreign exchange gain was $126,583 compared to an exchange gain of $161,593 for the same year ended August 31, 2017. The primary reason is the US Dollar exchange rate decreasing from 1.258 at August 31, 2017 to 1.3055 at August 31, 2018.

The interest accretion expense for the year ended August 31, 2018 was $819,060, compared to $725,696 for the year ended August 31, 2017. Interest accretion generally decreases as loans approach their maturity date. The amount increased due to additional loans issued during the course of fiscal 2017 and in the first quarter of fiscal 2018.

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

Share based payments for the year ended August 31, 2017 were $1,772,663, compared to a recovery of $38,996 in the comparable year ended August 31, 2016. The increase is due to the Company adopting a stock option plan during the period and issuing 3,750,000 options (2016 – nil) with a value of $1,725,000 (2016 - $nil) offset by the number of RSU’s forfeited during the current period resulting in a recovery of RSU expense (see note 6 to the audited consolidated financial statements for the three and years ended August 31, 2017 and 2016 for details of RSU’s and stock options issued).

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

Foreign Exchange

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows. At August 31, 2018, the Company had no hedging agreements in place with respect to foreign exchange rates. As a majority of the funds of the Company are held in Canadian currencies, the foreign currency risk associated with US dollar and Tanzanian Shilling financial instruments is not considered significant at August 31, 2018.

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

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2018, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms. These consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements.

At August 31, 2018 the Company had a working capital deficiency of $12,010,685 (August 31, 2017 – $6,552,376 working capital deficiency), had not yet achieved profitable operations, has accumulated losses of $103,263,959 (August 31, 2017 – $96,566,577) and expects to incur further losses in the development of its business. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

Some of the Company’s mineral properties are being acquired over time by way of option payments. It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.

Mineral Property Projects

As of August 31, 2018, amounts capitalized in respect of mineral properties were $49,912,854, being an increase from August 31, 2017 when the balance was $46,920,303.

During the fiscal year ended August 31, 2018, the Company capitalized mineral property exploration costs of $2,992,551 on its mineral resource properties, compared to fiscal 2017 when the Company capitalized mineral property exploration costs of $1,242,162.

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

F.       Tabular Disclosure of Contractual Obligations

The Company has no contractual obligations as of the latest fiscal year end which have a term of more than one year.

Item 6. Directors, Senior Management and Employees

A.       Directors and Senior Management

Directors and Senior Management

The following is a list of the Company’s current directors and officers. The directors named below were elected or re-elected by the Company’s shareholders on February 28, 2018. There are no family relationships between the directors and officers.

Name, Municipality of Residence and Position With the Company	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since
Jeffrey Duval Sharon, Connecticut Acting Chief Executive Officer	Acting CEO of the Company	Officer only
James E. Sinclair Sharon, Connecticut Executive Chairman and Director	Executive Chairman and Director, former CEO of the Company	April 30, 2002
Dr. Norman Betts Fredericton, New Brunswick Director	Associate Professor, Faculty of Business Administration, University of New Brunswick and a Chartered Professional Accountant	January 4, 2005
William Harvey Sharon, Connecticut Director	Psychologist	April 30, 2002
Rosalind Morrow Toronto, Ontario Director	Lawyer; Partner, Borden Ladner Gervais LLP	October 20, 2003
Ulrich E. Rath Toronto, Ontario Director	Formerly President and CEO and Director of Chariot Resources Ltd.	October 7, 2003
Marco Guidi Toronto, Ontario Chief Financial Officer & Corporate Secretary	Chartered Professional Accountant, currently serving as Chief Financial Officer, Controller and Accountant for a number of junior mining companies.	Officer only

Directors and Senior Management

James E. Sinclair, Executive Chairman and Director

Mr. Sinclair is the Executive Chairman and a Director of the Company. He was also previously served as CEO. Mr. Sinclair, age 74, devotes his full time to the business and affairs of the Company.

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

Dr. William Harvey, B.A., Ph.D., Director

Dr. Harvey is a Clinical Psychologist, who for over thirty years has served as a consultant and technical expert on matters relating to substance abuse prevention and mental health promotion to a wide variety of private and governmental programs and agencies in the United States. These include the National Institute of Drug Abuse, the National Institute of Alcoholism and Alcohol Abuse, the Office of Juvenile Justice & Delinquency Prevention, and the National Mental Health Association. He was an Adjunct Professor in the Department of Sociology at Washington University, and a Senior Research Scientist at the Missouri Institute of Mental Health, University of Missouri. He continues to be involved in the formulation of new programs and policies aimed at the betterment of society. Dr. Harvey will continue to expand the role which the Company has at the local level to ensure that stakeholder interests are addressed. Dr. Harvey, age 85, devotes approximately 10% of his time to the business and affairs of the Company.

Rosalind Morrow, B.A., B.Ed., A.R.C.T, LL.B., Director

A graduate of Trinity College, Toronto, the Royal Conservatory of Music of Toronto, the University of Toronto Faculty of Education (French immersion specialist) and the University of Toronto Law School, Ms. Morrow specializes in corporate and securities law with a particular emphasis on financings, including government and structured finance, corporate governance and mergers and acquisitions. She has advised Canadian and international corporations on a number of major projects in the financial, communications and resource sectors. Ms. Morrow is a former member of the Securities Advisory Committee to the Ontario Securities Commission. Since the inception of the program in 2001, Ms. Morrow has been lead external counsel to Canada Mortgage and Housing Corporation on over $250 billion in fully underwritten global bond issuances under its Canada Mortgage Bond Program, and during the financial crisis has represented the Canadian federal government on its $125 billion Insured Mortgage Purchase Program, the Canadian equivalent of the U.S. TARP Program. A past president of the Women’s Law Association of Ontario and recipient of its President’s Award, Ms. Morrow served on the Board of Governors of Trent University where she was a member of its Executive Committee and Chair of its Nominating and Governance Committee. In 2018, Ms. Morrow chaired Trent University’s Special Review Committee on colleges. She is a director and past Chair of The Toronto and Region Conservation Foundation, the charitable arm of the Toronto and Region Conservation Authority, one of the largest environmental organizations in North America, dedicated to the preservation of a green environment in the Toronto region. Ms. Morrow, age 64, devotes approximately 10% of her time to the business and affairs of the Company.

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

Marco Guidi, B.Com (Hons), CPA, CA, Chief Financial Officer and Corporate Secretary

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

The following tables set forth particulars concerning the compensation of the named executive officers for the Company’s last three fiscal years ended August 31, 2018, 2017 and 2016:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share-based awards ($)		Option-based awards ($)	Non-equity incentive plan compen- sation ($)	Pension Value ($)	All other compen-sation ($)	Total compen-sation ($)
			Annual incentive plans (RSU)	Long term incen- tive plans (ESOP)
Jeffrey Duval, Acting CEO	2018 2017 2016	331,599 (1) 222,378 (1) Nil	Nil Nil Nil	Nil Nil Nil	321,000(12) 460,000(12) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	652,599 682,378 Nil
James Sinclair, President and Director, former CEO	2018 2017 2016	192,145 (1) 167,624 (1) 104,987 (2)	Nil Nil Nil	Nil Nil Nil	150,000(12) 138,000(12) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	342,145 167,624 104,987
Joseph Kahama, (6) Former Chairman and COO (Tanzania)	2018 2017 2016	Nil Nil 65,975 (2)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 65,975
Marco Guidi, (9) CFO	2018 2017 2016	75,000 75,000 75,000	Nil Nil N/A	Nil Nil N/A	32,000 27,600(12) N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	107,000 102,500 75,000
Donna M. Moroney, Corporate Secretary	2018 2017 2016	Nil 60,000 60,000	Nil Nil 24,100 (10)	Nil Nil Nil	Nil 13,800(12) N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil 73,800 84,100
Peter Zizhou, (11) General Manager	2018 2017 2016	213,746 213,746 214,958 (2)	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	213,746 213,746 214,958

(1)	US$ exchange average for the year = $1.3205.

(2)	US$ exchange average for the year = $1.3269.

(3)	US$ exchange average for the year = $1.2092.

(4)	US$ exchange = 1.00.

(5)	Valued at $4.89 per RSU granted on April 11, 2012.

(6)	Mr. Kahama resigned as a director, Chairman and COO (Tanzania) on February 6, 2016.

(7)	Valued at $6.28 per RSU granted on May 6, 2011.

(8)	Valued at $2.72 per RSU granted on July 3, 2013.

(9)	Marco Guidi was appointed as CFO on December 31, 2014.

(10)	Valued at $2.41 per RSU granted on September 5, 2014.

(11)	Peter Zizhou was appointed as General Manager on March 21, 2015.

(12)	Valued using the Black-Scholes model with the following variables: volatility – 84%,, life – 9 years, risk free rate – 0.95%, dividend yield – 0%.

(13)	Valued using the Black-Scholes model with the following variables: volatility – 76%,, life – 9 years, risk free rate – 1.98%, dividend yield – 0%.

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

Incentive Plan Awards

Outstanding share-based awards and option-based awards

Option-based Awards					Share-based Awards
Name	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money RSUs ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Jeffrey Duval, Acting CEO	2018 2017 2016	1,000,000 1,000,000 N/A	$0.43 $0.40 N/A	Oct. 11, 2026 Sep. 29, 2026 N/A	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A
James Sinclair, President and Director, former CEO	2018 2017 2016	467,000 300,000 N/A	$0.43 $0.40 N/A	Oct. 11, 2026 Sep. 29, 2026 N/A	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A
Joseph Kahama, Former Chairman and COO (Tanzania)	2018 2017 2016	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A
Marco Guidi, CFO	2018 2017 2016	100,000 60,000 N/A	$0.43 $0.40 N/A	Oct. 11, 2026 Sep. 29, 2026 N/A	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A
Donna M. Moroney, Corporate Secretary	2018 2017 2016	Nil 30,000 N/A	$0.43 $0.40 N/A	Oct. 11, 2026 Sep. 29, 2026 N/A	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A
Peter Zizhou, General Manager	2018 2017 2016	Nil N/A N/A	N/A N/A	N/A N/A	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A

Incentive plan awards – Value vested or earned during the year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Jeffrey Duval, CEO	Nil	Nil	Nil
James Sinclair, President and Director, former CEO	Nil	Nil	Nil
Joseph Kahama, Former Chairman and COO (Tanzania)	Nil	Nil	Nil
Marco Guidi CFO	Nil	Nil	Nil
Donna M. Moroney, Corporate Secretary	Nil	Nil	Nil
Peter Zizhou, General Manager	Nil	Nil	Nil

Long Term Incentive Plan Awards to NEOs

The Company has made long-term incentive plan awards during the fiscal year ended August 31, 2018 to NEOs of the Company. See “Restricted Stock Unit Plan” and “Employee Share Ownership Plan” below.

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

RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2018:

There were no RSUs granted to directors and Named Executive Officers during the fiscal year ended August 31, 2018.

The following RSUs granted to directors and officers during the fiscal years ended August 31, 2015, vested during fiscal year ended August 31, 2018:

Name	Date of Grant	No. of Shares	Cash Compensation Election	Vesting Period	Expiration Date
Rosalind Morrow	April 8, 2015	168,367(1)	$82,500	3 years	April 8, 2018
Ulrich Rath	April 8, 2015	77,168(1)	$37,812	3 years	April 8, 2018
Norman Betts	April 8, 2015	87,883(1)	$43,063	3 years	April 8, 2018
William Harvey	April 8, 2015	77,168(1)	$37,812	3 years	April 8, 2018
(1)	Valued at $0.49 per RSU

RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2017:

There were no RSUs granted to directors and Named Executive Officers during the fiscal year ended August 31, 2017.

The following RSUs granted to directors and officers during the fiscal year ended August 31, 2015 vested during fiscal year ended August 31, 2017:

Name	Date of Grant	No. of Shares(1)	Cash Compensation Election	Vesting Period	Expiration Date
Norman Betts	April 9, 2014	15,949(2)	$43,062	3 years	April 9, 2017
William Harvey	April 9, 2014	14,004(2)	$37,811	3 years	April 9, 2017
James Sinclair	April 9, 2014	76,296(2)	$205,999	3 years	April 9, 2017
Rosalind Morrow	April 9, 2014	12,731(2)	$34,374	3 years	April 9, 2017

(1)     Valued at $2.70 per RSU

The following RSUs granted to directors and officers during the fiscal year ended August 31, 2013 vested during fiscal year ended August 31, 2016:

Name	Date of Grant	No. of Shares(1)	Cash Compensation Election	Vesting Period	Expiration Date
James Sinclair	April 10, 2013	57,577(3)	$206,126	3 years	April 10, 2016
Rosalind Morrow	April 10, 2013	9,602(3)	$34,375	3 years	April 10, 2016
Norman Betts	April 10, 2013	11,470(3)	$41,063	3 years	April 10, 2016

(1)     Valued at $3.58 per RSU

Outstanding RSUs

There are no RSUs outstanding as of August 31, 2018.

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

Director Compensation

Director Compensation Table

The following table sets forth the value of all compensation provided to directors not including those directors who are also NEOs, for the Company’s most recently completed financial year:

Name	Fees Earned ($)	RSUs granted (1) (#)	Cash Compensation Election ($)	All Other Compensation ($)	Total ($)
Norman Betts	36,000	Nil	36,000	80,000	116,000
William Harvey	37,813	Nil	37,813	80,000	117,813
Rosalind Morrow	Nil	Nil	Nil	80,000	80,000
Abdulkarim Mruma	Nil	Nil	Nil	Nil	Nil
Ulrich Rath	37,813	Nil	37,813	161,000	198,813

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

There were no RSUs granted to the directors under the Amended RSU Plan during the fiscal year ended August 31, 2018 or 2017.

Termination and Change of Control Benefits

There are currently no contracts for outside management services. There are currently no employment contracts in place whereby any person is entitled to termination or change of control benefits.

C.       Board Practices

The directors of the Company serve a one year term and are elected at the annual general meeting of shareholders. At the last annual general meeting, held on February 16, 2018, the shareholders elected James Sinclair, William Harvey, Rosalind Morrow, Norman Betts and Ulrich Rath as directors. The officers of the Company are elected by the Board and serve at the pleasure of the Board.

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

9.       External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries are as follows:

Financial Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2018	Canada – $88,000 Tanzania - $15,000	Nil Nil	Nil Nil	Nil Nil
2017	Canada – $80,000 Tanzania - $15,000	Nil Nil	Nil Nil	Nil Nil

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

The Company also hires employees on a part time or temporary basis as dictated by the exploration activities on its properties. The full time and temporary employees and consultants of the Company can be grouped according to main category of activity and geographic location as follows:

Location	Category	Full Time Employees	Temporary Employees	Full Time Consultants	Part Time Consultants
Buckreef , Tanzania	Administration	5	Nil	Nil	Nil
	Exploration	7	Nil	Nil	Nil
Dar es Salaam, Tanzania	Administration	1	Nil	Nil	Nil
	Exploration	Nil	Nil	Nil	Nil
Connecticut	Administration	3	Nil	Nil	Nil

E.        Share Ownership

The following table sets forth the share ownership of our directors and named executive officers, held by such persons as of August 31, 2018.

Name of Owner	Number of Shares Owned	Percentage (1)
Betts, Norman	125,799	0.10%
Duval, Jeff	180,000	0.14%
Guidi, Marco	50,000(2)	0.04%
Harvey, William	230,424	0.18%
Morrow, Rosalind	669,784	0.54%
Rath, Ulrich E.	172,003	0.14%
Sinclair, James E.	2,593,992(3)	2.07%
All directors and named executive officers as a group	4,022,002	3.21%

(1)	Calculation based on 125,162,803 shares of common shares outstanding as of August 31, 2018.
(2)	50,000 shares held by ITCA Consulting Inc.
(3)	579,022 shares held by the Estate of Barbara M. Sinclair, James E. Sinclair, Executor

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

As of August 31, 2018, the Company knows of one shareholder who beneficially own more than 5% of the outstanding shares of the Company’s voting securities as set forth in the following table:

Title of Class	Identity of Holder(2)	Amount Owned	Percent of Class(1)
Common Shares	Van Eck Associates Corporation	7,486,737	6.44%
(1)	As reported on its Schedule 13G filed with the SEC for December 31, 2014. If their ownership was based on the issued and outstanding shares of the Company of 125,162,803 shares as at August 31, 2018, their ownership percentage would be 5.98%.
(2)	As per information provided on Schedule 13G as filed with the SEC.

The following table sets out the portion of common shares of the Company held by registered shareholders in Canada, the United States of America, and all other countries by total number of holders, total shareholdings, percentage of total issued shares, and percentage of total holders as of August 31, 2018:

Jurisdiction of Shareholders of Record	Number of Shareholders	Number of Common Shares	Percentage of Total Issued Shares	Percentage of Total Holders
United States	1,392	62,196,276	49.69%	81.60%
Canada	209	60,697,064	48.49%	12.25%
Other Countries	105	2,269,463	1.82%	6.15%
TOTAL	1,706	125,162,803	100.00%	100.00%

B.       Related Party Transactions

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

(a) Tanzanian Royalty Exploration Corporation entered into the following transactions with related parties:

Year ended August 31	Notes	2018	2017
Legal services	(i)	$Nil	$82,455
Consulting	(ii)	$215,108	$203,274
Consulting	(iii)	$Nil	$172,330

(i) The Company engages a legal firm for professional services in which one of the Company’s directors is a partner. During the year ended August 31, 2018, the legal expense charged by the firm was $nil (2017 - $82,455). As at August 31, 2018, $335,940 remains payable (August 31, 2017 - $370,940).

(ii) During the year ended August 31, 2018, $215,108 (2017 - $203,274) was paid for heap leach construction consulting and website/data back-up services to companies controlled by individuals associated with the former CEO and current director.

(iii) During the year ended August 31, 2018, $nil (2017 - $172,330) was paid for grade control drilling, license fees and other consulting services to Stamico, the Company’s joint venture partner on the Buckreef Gold Project.

As at August 31, 2018, the Company has a receivable of $40,086 (August 31, 2017 - $37,247) from an organization associated with the Company’s President and former CEO and current director and from current officers and directors.

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

As at August 31, 2018, the remaining balance outstanding under finance lease obligations after the settlements described above is $67,819 (August 31, 2017 - $56,631) and is repayable within 1 year, as such, the finance lease obligation is classified as a current liability.

(b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Year ended August 31	2018		2017
	Fees, salaries and benefits (1)	Share based payments (2), (3), (4)	Fees, salaries and benefits (1)	Share based payments (2), (3)
Management	$636,744	$773,348	$525,102	$1,175,439
Directors	111,625	414,000	111,625	673,200
Total	$748,369	$1,187,348	$636,727	$1,848,639

(1)	Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.
(2)	Compensation shares may carry restrictive legends.
(3)	All RSU share based compensation is based on the accounting expense recorded in the year.
(4)	All stock option share based compensation is based on the accounting expense recorded in the year.

As at August 31, 2018, included in trade and other payables is $863,000 (August 31, 2017 - $638,000) due to these key management personnel with no specific terms of repayment.

The Company’s former CEO and current director provided various loans to the Company totaling $133,632. On December 1, 2016, the Company entered into settlement agreements whereby the remaining balance of $136,519 was settled through the issuance of 187,321 shares issued at an average price of $0.705 per share for total issued value of $131,998, resulting in a gain on settlement of debt of $4,521 for the year ended August 31, 2017. As at August 31, 2018 $nil (August 31, 2017 - $nil) is outstanding. The balance is payable on demand, interest free, and unsecured.

C.       Interests of Experts and Counsel

Not applicable.

Item 8. Financial Statements

A.       Consolidated Statements and Other Financial Information

This Form 20-FAnnual Report contains the audited consolidated financial statements of the Company for the fiscal years ended August 31, 2018 and 2017 with the Report of Independent Registered Public Accounting Firm, comprised of:

(a)	Consolidated Statements of Financial Position as of August 31, 2018 and 2017;

(b)	Consolidated Statements of Comprehensive Loss for the years ended August 31, 2018 and 2017;

(c)	Consolidated Statements of Changes in Equity for the years ended August 31, 2018 and 2017;

(d)	Consolidated Statements of Cash Flows for the years ended August 31, 2018 and 2017; and

(e)	Notes to the consolidated financial statements.

Dividend Policy

The Company has never paid dividends and does not intend to in the near future.

Legal Proceedings

The Company is not a party to any material legal proceedings.

B.       Significant Changes

None.

Item 9. The Offering and Listing

A.       Offering and Listing Details

The common shares of the Company are listed on the TSX under the symbol “TNX”. The common shares of the Company are also listed on the NYSE American LLC (“NYSE American”) under the symbol “TRX”

As of August 31, 2018, there were 1,392 registered shareholders in the United States holding 49.69% of the Company’s outstanding common shares, representing approximately 81.59% of the total number of registered shareholders. The Company’s common shares are issued in registered form and the percentage of shares reported to be held by registered holders in the United States is taken from the records of the Computershare Trust Company, the registrar and transfer agent for the Company’s common shares.

The number of registered shareholders resident in the United States is attributed as to 0.21% to directors and officers of the Company who are United States residents; a further 0.20% held by United States residents who are immediate family members of a director and officer of the Company; and the balance of 42.80% are United States residents who have purchased shares in the secondary market, through the facilities of the TSX or NYSE American.

The following sets forth the high and low prices expressed in U.S. Dollars on the NYSE American and in Canadian Dollars on the TSX for the past full six months and through October 31, 2018, for each quarter for the past two fiscal years and for the past five years.

	NYSE American		TSX
	(United States Dollars)		(Canadian Dollars)
	High	Low	High	Low
Last Six Months
October 2018	0.45	0.36	0.58	0.48
September 2018	0.46	0.32	0.42	0.34
August 2018	0.47	0.35	0.56	0.41
July 2018	0.50	0.39	0.59	0.47
June 2018	0.56	0.38	0.69	0.50
May 2017	0.68	0.54	0.70	0.57

For the Fiscal Quarter Ended
August 31, 2018	0.56	0.35	0.70	0.43
May 31, 2018	0.68	0.30	0.89	0.39
February 28, 2018	0.52	0.24	0.63	0.31
November 30, 2017	0.45	0.25	0.56	0.32

August 31, 2017	0.56	0.38	0.70	0.47
May 31, 2017	0.59	0.40	0.79	0.52
February 29, 2017	0.63	0.40	0.84	0.54
November 30, 2016	1.13	0.46	1.44	0.62
August 31, 2016	1.49	0.39	1.95	0.51

For Fiscal Year Ended
August 31, 2018	0.68	0.24	0.89	0.31
August 31, 2017	1.13	0.38	1.44	0.47
August 31, 2016	1.49	0.17	1.95	0.24
August 31, 2015	2.45	0.25	2.70	0.32
August 31, 2014	4.06	1.63	4.14	1.75

B.       Plan of Distribution

Not applicable.

C.       Markets

The Company’s common shares are listed on the TSX under the trading symbol “TNX” and on the NYSE American under the trading symbol “TRX”.

D.       Selling Shareholders

Not applicable.

E.       Dilution

Not applicable.

F.       Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.       Share Capital

The Company’s Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares. On December 8, 2014, the Board resolved that the Company authorize for issuance up to a maximum of 155,000,000 common shares, subject to further resolutions of the Company’s Board of Directors. As of August 31, 2018, there were 125,162,803 shares common shares issued and outstanding.

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

The following table reconciles the total number of common shares outstanding for the last three fiscal years:

	No. of Shares	$ Amount
Total Outstanding as of August 31, 2015	107,853,554	120,532,634
Add: Issued pursuant to Restricted Share Unit Plan	50,000	120,500
Interest shares on gold loans	536,137	477,609
Finder’s fee on loan agreement	320,543	372,130
Bonus shares	75,000	26,250
Cashless exercise of warrants	233,258	851,600
Total Outstanding as of August 31, 2016	109,068,492	122,380,723
Add: Issued for private placements, net of warrants	7,197,543	(1,094,499)
Issued pursuant to Restricted Share Unit Plan	695,991	1,040,990
Shares issued for interest on gold loans	814,089	542,447
Finders fees on convertible loans	132,577	92,805
Shares issued for settlement of lease obligations	458,329	288,747
Shares issued for amounts due to related parties	187,321	131,998
Shares issued for settlement of convertible loans	83,333	49,166
Cashless exercise of warrants	3,146,944	1,742,000
Total Outstanding as of August 31, 2017	121,784,619	$ 125,174,377
Add: Issued pursuant to Restricted Share Unit Plan	385,147	188,722
Shares issued for interest on gold loans and convertible loans	1,172,128	612,900
Finders fees on convertible loans and gold loans	466,504	234,752
Shares issued for settlement of convertible loans	1,354,405	792,381
Total Outstanding as of August 31, 2018	125,162,803	$ 127,003,132

Shares are issued by the Company with the regulatory acceptance of the Toronto Stock Exchange and NYSEAmerican, upon resolution of the Board of Directors of the Company. As of August 31, 2018, there are a total of 125,162,803 common shares issued and a further 7,432,000 common shares reserved for issuance under outstanding share purchase options and 4,562,901 reserved for issuance under share purchase warrants.

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

C.       Material Contracts

The following are the material contracts of the Company (other than contracts in the ordinary course of business) entered into within the last three years.

A.	Secured Gold Loan Agreements

Date	Name of Lender	Interest Rate	Terms	Conversion Rate	Loan Amount
June 11, 2018	Kelly McKennon	8%	One year, with extension for one year	US$0.3446	US$180,000
March 1, 2018	Dennis and Jane Smith	8%	One year, with extension for successive terms of one year	US$0.2670	US$330,000
January 19, 2018	Dennis and Jane Smith	8%	One year, with extension for successive terms of one year	US$0.2853	US$417,206.50
January 19, 2018	Structural Logistics, LLC	8%	One year, with extension for successive terms of one year	US$0.2853	US$100,726.86
June 28, 2016	David Ponelli	8%	One year, with extension for one year	US$0.26	US$100,000
June 27, 2016	Edward F. Marin Family LLC	8%	One year, with extension for one year	US$0.26	US$100,000
May 16, 2016	Structural Logistics, LLC	8%	One year, with extension for successive terms of one year	US$0.26	US$104,540
October 19, 2015	Edward F. Marin Family LLC	8%	Three years with extension for successive terms of one year	US$0.26	US$500,000
October 19, 2015	David Pontelli	8%	Three years with extension for successive terms of one year	US$0.26	US$500,000
June 22, 2015	William Holter	8%	One year, with extension for successive terms of one year	US$0.26	US$515,000
June 22, 2015	Hoffman Heritage Ranch	8%	One year, with extension for successive terms of one year	US$0.26	US$1,015,000

B.	Secured Loan Agreements

Date	Names of Lender	Interest Rate	Term	Conversion Rate	Loan Amount
September 10, 2018	Vimco Holdings Pty Ltd.	8%	One year, with extension for one year with mutual consent	US$0.27	US$270,019.75
September 10, 2018	Echelon Super Pty Ltd.	8%	One year, with extension for one year with mutual consent	US$0.27	US$135,000
September 10, 2018	William J. and Sharon B. Keating	8%	One year, with extension for one year with mutual consent	US$0.27	US$200,769.62
September 10, 2018	Nancy Kamali	8%	One year, with extension for one year with mutual consent	US$0.27	US$75,000
September 10, 2018	The Witt Family Trust	8%	One year, with extension for one year with mutual consent	US$0.27	US$100,000
September 10, 2018	Steven Lane	8%	One year, with extension for one year with mutual consent	US$0.27	US$450,000
August 21, 2018	Dennis and Jane Smith	8%	One year, with extension for one year with mutual consent	US$0.27	US$100,000
August 21, 2018	William Holter	8%	One year, with extension for one year with mutual consent	US$0.274	US$100,000
August 21, 2018	Jeff and Linda Lane	8%	One year, with extension for one year with mutual consent	US$0.274	US$100,000
July 30, 2018	SATYA, LLC	8%	One year, with extension for one year with mutual consent	US$0.31	US$100,000
April 16, 2018	William Holter	8%	One year, with extension for one year with mutual consent	US$0.346935	US$200,000
April 16, 2018	Dennis and Jane Smith	8%	One year, with extension for one year with mutual consent	US$0.346935	US$250,000
January 19, 2018	The Witt Family Trust	8%	One year, with extension for one year with mutual consent	US$0.2853	US$200,000
June 1, 2017	New Direction IRA	8%	One year, with extension for one year with mutual consent	US$0.26	US$339,709.87
June 1, 2017	The Witt Family Trust	8%	One year, with extension for one year with mutual consent	US$0.26	US$433,301.99
March 31, 2017	Structural Logistics, LLC	8%	One year, with extension for one year with mutual consent	US$0.26	US$100,776
March 31, 2017	William Holter	8%	One year, with extension for one year with mutual consent	US$0.26	US$100,000
March 31, 2017	New Direction IRA	8%	One year, with extension for one year with mutual consent	US$0.26	US$100,000
March 31, 2017	The Witt Family Trust	8%	One year, with extension for one year with mutual consent	US$0.26	US$150,000
June 30, 2016	David Schectman	8%	One year, with extension for one year with mutual consent	US$0.26	US$100,000
May 16, 2016	William Holter	8%	One year, with extension for one year with mutual consent	US$0.26	US$104,900

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

Dispositions

A U.S. Resident Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized by the holder on a disposition or deemed disposition of common shares, provided that the shares do not constitute “taxable Canadian property” of the U.S. Resident Holder for purposes of the Canadian Tax Act. The common shares will generally not constitute taxable Canadian property of a U.S. Resident Holder at the time of disposition provided that the common shares are listed on a designated stock exchange (which includes the TSX and the NYSE American) at that time unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (i) the U.S. Resident Holder, persons with whom the U.S. Resident Holder did not deal at arm’s length and partnerships whose members include, either directly or indirectly through one or more partnerships, the U.S. Resident Holder or persons that do not deal at arm's length with the U.S. Resident Holder, or the U.S. Resident Holder together with all such persons owned 25% or more of the issued shares of any class of the capital stock of the Company, and (ii) more than 50% of the fair market value of such shares was derived directly or indirectly from Canadian real estate, “Canadian resources properties” (as defined in the Canadian Tax Act), “timber resource property” (as defined in the Canadian Tax Act) or an option, an interest or right in such property, whether or not such property exists. Notwithstanding the foregoing, the common shares may otherwise be deemed to be taxable Canadian property to a U.S. Resident Holder for purposes of the Canadian Tax Act in particular circumstances. U.S. Resident Holders to whom common shares constitute taxable Canadian property should consult with their own tax advisors as to the Canadian income tax consequences of a disposition of the common shares.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the ownership and disposition of the common shares. This summary applies only to U.S. Holders who hold common shares as capital assets (generally, property held for investment).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the ownership and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership, exercise or disposition of common shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the ownership of common shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, exercise or disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders. For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•      An individual who is a citizen or resident of the U.S.;

•      A corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•      An estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•      A trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders. For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a partnership (or other “pass-through” entity) for U.S. federal income tax purposes and is not a U.S. Holder. This summary does not address the U.S. federal income tax considerations applicable to non-U.S. Holders arising from the ownership of common shares.

Accordingly, a non-U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the purchase of the common shares pursuant to the ownership of common shares.

Transactions Not Addressed. This summary does not address the tax consequences of transactions effected prior or subsequent to, or concurrently with, any purchase of the securities (whether or not any such transactions are undertaken in connection with the purchase of the securities), other than the U.S. federal income tax considerations to U.S. Holders of the the ownership of such common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the ownership of common shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a “mark-to-market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding stock of the Company; and (i) U.S. Holders subject to Section 451(b) of the Code. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the ownership of common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership of the ownership of the common shares generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other “pass-through” entity or its owners). Owners of entities and arrangements that are classified as partnerships (or other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership of common shares.

Distributions on Common Shares

The Company has never paid a dividend and has no intention of paying a dividend. Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will be reported to them as a dividend. Dividends received on the common shares generally will not be eligible for the “dividends received deduction” available to U.S. corporate shareholders receiving dividends from U.S. corporations. If the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or another qualifying income tax treaty with the United States that includes an exchange of information program which the U.S. Treasury Department has determined is satisfactory for these purposes, or its shares are readily tradable on an established securities market in the U.S., dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize a capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the common shares sold or otherwise disposed of. Such capital gain or loss will generally be a long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder’s holding period for the common shares is more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. Deductions for capital losses are subject to significant limitations under the Code. A U.S. Holder’s tax basis in common shares generally will be such U.S. Holder’s U.S. dollar cost for such common shares.

PFIC Status of the Company

The Company had no revenues for its taxable year ended August 31, 2018, and has not performed an analysis of whether or not it was or will be deemed a PFIC for its prior and current taxable years. If the Company is or becomes a PFIC, the foregoing description of the U.S. federal income tax consequences to U.S. Holders of the ownership of Common Shares will be different. The U.S. federal income tax consequences of owning and disposing of common shares if the Company is or becomes a PFIC are described below under the heading “Tax Consequences if the Company is a PFIC.”

A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the “income test”) or (ii) 50% or more (by value) of its assets (based on an average of the quarterly values of the assets during such tax year) either produce or are held for the production of passive income (the “asset test”). For purposes of the PFIC provisions, “gross income” generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or other operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, certain gains from commodities or securities transactions and the excess of gains over losses from the disposition of certain assets which product passive income. If a non-U.S. corporation owns at least 25% (by value) of the stock of another corporation, the non-U.S. corporation is treated, for purposes of the income test and asset test, as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

Under certain attribution and indirect ownership rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of the Company’s common shares are made.

The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of the Company.

Tax Consequences if the Company is a PFIC

If the Company is a PFIC for any tax year during which a U.S. Holder holds common shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the ownership and disposition of such common shares. If the Company is a PFIC for any tax year during which a U.S. Holder owns common shares, the Company will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether the Company meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder makes a “deemed sale” election with respect to the common shares. If the election is made, the U.S. Holder will be deemed to sell the common shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s common shares would not be treated as shares of a PFIC unless the Company subsequently becomes a PFIC. U.S. Holders should consult their own U.S. tax advisors regarding the availability and desirability of a deemed sale election.

Under the default PFIC rules:

•     Any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of common shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any “excess distribution” (defined as a distribution to the extent it (together with all other distributions received in the relevant tax year) exceeds 125% of the average annual distribution received during the shorter of the preceding three years or the U.S. Holder’s holding period for the common shares) received on common shares or with respect to the stock of a Subsidiary PFIC will be allocated ratably to each day of such U.S. Holder’s holding period for the common shares;

•     The amount allocated to the current tax year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year;

•     The amount allocated to each of the other tax years (the “Prior PFIC Years”) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year; and

•     An interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year.

A U.S. Holder that makes a timely and effective “mark-to-market” election under Section 1296 of the Code (a “Mark-to-Market Election”) or a timely and effective election to treat the Company and each Subsidiary PFIC as a “qualified electing fund” (a “QEF”) under Section 1295 of the Code (a “QEF Election”) may generally mitigate or avoid the default PFIC rules described above with respect to common shares U.S. Holders should be aware that there can be no assurance that the Company has satisfied or will satisfy the recordkeeping requirements that apply to a QEF or that the Company has supplied or will supply U.S. Holders with information such U.S. Holders require to report under the QEF rules in the event that the Company is a PFIC for any tax year.

A timely and effective QEF Election requires a U.S. Holder to include currently in gross income each year its pro rata share of the Company’s ordinary earnings and net capital gains, regardless of whether such earnings and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary earnings or gains without a corresponding receipt of cash from the Company. If the Company is a QEF with respect to a U.S. Holder, the U.S. Holder’s basis in the common shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the common shares and will not be taxed again as a distribution to a U.S. Holder. Taxable gains on the disposition of common shares by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains. A U.S. Holder must make a QEF Election for the Company and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from the Company setting forth the ordinary earnings and net capital gains for the year and the Company may not provide this statement, in which case a QEF Election cannot be made. In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election will apply. Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular, but limited, circumstances, including if it had a reasonable belief that the Company was not a PFIC and did not file a protective election. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election (including a “pedigreed” QEF election where necessary) for the Company and any Subsidiary PFIC.

Alternatively, a Mark-to-Market Election may be made with respect to “marketable stock” in a PFIC if which is stock that is “regularly traded” on a “qualified exchange or other market” (within the meaning of the Code and the applicable U.S. Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be “regularly traded” for any calendar year during which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. If the common shares are considered to be “regularly traded” within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to its common shares. However, there is no assurance that the common shares will be or remain “regularly traded” for this purpose. A Mark-to-Market Election may not be made with respect to the stock of any Subsidiary PFIC. Hence, a Mark-to-Market Election will not be effective to eliminate the application of the default PFIC rules, described above, with respect to deemed dispositions of Subsidiary PFIC stock, or excess distributions with respect to a Subsidiary PFIC.

A U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to common shares generally will be required to recognize as ordinary income in each tax year in which the Company is a PFIC an amount equal to the excess, if any, of the fair market value of such shares as of the close of such taxable year over the U.S. Holder’s adjusted tax basis in such shares as of the close of such taxable year. A U.S. Holder’s adjusted tax basis in the common shares generally will be increased by the amount of ordinary income recognized with respect to such shares. If the U.S. Holder’s adjusted tax basis in the common shares as of the close of a tax year exceeds the fair market value of such shares as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such shares for all prior taxable years. A U.S. Holder’s adjusted tax basis in its common shares generally will be decreased by the amount of ordinary loss recognized with respect to such shares. Any gain recognized upon a disposition of the common shares generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss. Capital losses are subject to significant limitations under the Code.

Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to the common shares.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership or disposition of common shares may (under certain circumstances) be entitled to receive either a deduction or a credit for such Canadian income tax paid generally at the election of such U.S. Holder. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of securities of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution, including a constructive distribution, from a PFIC. Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of common shares, or on the sale or other taxable disposition of common shares will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would generally be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on an IRS Form 8621.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the common shares, and (b) proceeds arising from the sale or other taxable disposition of common shares generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP, EXERCISE OR DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

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

The following table sets forth the percentage of the Company's administrative expense by currency for the year ended August 31, 2018.

By Currency

2018
Canadian Dollar	20%
U.S. Dollar	25%
Tanzanian Shilling	55%
Total:	100%

Such administrative expense by currency may change from time to time, but it has been roughly the same year to year. Further, the Company incurred net exploration costs of $(507,838) and $1,168,935 for the years ended August 31, 2018 and 2017 respectively, which are primarily paid in U.S. dollars.

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

The following table sets out the cumulative average prices of gold for the past five years, based on the London Metals Market afternoon price fix in U.S. dollars:

2018 (Average to November 30)	2017	2016	2015	2014
$1,256.31	1,256.31	1,250.74	1,160.06	1,266.40

Item 12.	Description of Securities Other than Equity Securities

Not applicable

Part II

Item 13.	Defaults, Dividend Arrears and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

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

Management’s Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13a-15(f) under the Exchange Act. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company’s management, including its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of its internal control over financial reporting as of August 31, 2018.  In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework 2013, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  The Company’s management has completed their review and testing of the Company’s internal control over financial reporting and concluded that they are appropriately designed and operating effectively as of August 31, 2018.

The Public Company Accounting Oversight Board’s Auditing Standard No. 5 defines a material weakness as a control deficiency, or a combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Because the Company is a non accelerated filer, the Company’s management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to the rules of the SEC that permit us to provide only management’s report in this annual report.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.

Changes in Internal Controls over Financial Reporting

During the year ended August 31, 2018, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonable likely to materially affect, its internal control over financial reporting.

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

The Company’s independent auditor for the fiscal year ended August 31, 2018 and 2017 was Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants.

The Company’s Audit and Compensation Committee pre-approves all services provided by its independent auditors. All of the services and fees described below were reviewed and pre-approved by the audit committee.

The following summarizes the significant professional services rendered by Dale Matheson Carr-Hilton Labonte LLP for the year ended August 31, 2018 and 2017.

Fiscal Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2018	Canada – $88,000 Tanzania - $15,000	Nil Nil	Nil Nil	Nil Nil
2017	Canada – $80,000 Tanzania - $15,000	Nil Nil	Nil Nil	Nil Nil

Item 16 D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16 E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16 F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16 G.	Corporate Governance

The Company’s common shares are listed on the NYSE American. Section 110 of the NYSE American Company Guide permits NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. The following is a description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE American standards:

Shareholder Meeting Quorum Requirement. The NYSE American minimum quorum requirement for shareholder meeting is 33 1/3% of the outstanding shares of common stock.  In addition, a company listed on NYSE American is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its bylaws.  The Company’s bylaws provide that a quorum at any meeting of shareholders shall be persons present not being less than two in number and who hold or represent not less than 20% of the total number of the issued shares of the Company.

Proxy Delivery Requirement. NYSE American requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the SEC. The Company is a foreign private issuer as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of such Act.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirements. NYSE American requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares.  In general, there is no such requirement under the rules of the TSX unless the transaction results in a change of control.  The Company will seek a waiver from NYSE American’s shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under the rules of the TSX.

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

Item 19.	Exhibits

Exhibit No.	Name
1.1	Articles and Bylaws of Tan Range Exploration Corporation, as amended. (1)
1.2	Certificate of Amendment for Change of Name dated February 28, 2006 (6)
1.3	Certificate of Amendment and Registration of Restated Articles dated March 7, 2008 for increase in the maximum number of directors to eleven (6)
2.1	Employee Share Ownership Plan (2003) (1)
2.2	2001 Stock Option Plan (1)
2.3	Shareholder Rights Plan (2)
2.4	2011 Shareholder Rights Plan (9)
2.5	Restricted Stock Unit Incentive Plan (4)
2.6	Amended Restricted Stock Unit Incentive Plan (8)
4.1	Subscription and Property Option Agreement dated May 31, 1999 between the Company and Barrick Gold Corporation (2)
4.2	Option Agreement dated December 14, 2001 between Tanzam 2000 Limited and Barrick Exploration Africa Limited (2)
4.3	Letter of Intent dated January 20, 2003 between the Company and Northern Mining Explorations Ltd., as amended by Letter Agreement dated March 18, 2003 (2)
4.4	Letter of Intent dated July 21, 2003 between the Company and Ashanti Goldfields (Cayman) Limited (2)
4.8	Option Agreement dated September 7, 2004 between the Company and Northern Mining Explorations Ltd. (3)
4.9	Purchase and Sale Agreement dated September 26, 2006 between the Company and Ashanti Goldfields (Cayman) Limited (4)
4.10	Option and Royalty Agreement dated January 25, 2007 between the Company and Sloane Developments Ltd. (5)
4.12	March 27, 2009 Subscription Agreement for purchase of 248,139 common shares with James E. Sinclair (6)
4.13	February 23, 2009 Subscription Agreement for purchase of 189,036 common shares with James E. Sinclair (6)
4.14	February 1, 2009 Subscription Agreement for purchase of $3,000,000 of common shares with James E. Sinclair (6)
4.15	August 24, 2010 Subscription Agreement for purchase of 144,430 common shares with James E. Sinclair (7)
4.16	Heads of Agreement dated December 16, 2010 between the Company and State Mining Corporation (8)

Exhibit No.	Name
4.17	Joint Venture Agreement dated October 25, 2011 between the Company and State Mining Corporation (8)
4.18	Kigosi Access Agreement dated December 10, 2012 between the Company and The Director of Wildlife, Wildlife Division, Ministry of Natural Resources and Tourism (10)
4.19	Securities Purchase Agreement dated December 9, 2014 with JGB (Cayman) Weston Ltd. (11)
4.20	Registration Rights Agreement dated December 9, 2014 with JGB (Cayman) Weston Ltd. (11)
4.21	8% Original Issue Discount Senior Convertible Debenture to JGB (Cayman) Weston Ltd. (11)
4.22	Escrow Agreement dated December 9, 2014 with JGB (Cayman) Weston Ltd. and Wells Fargo Bank, National Association (11)
4.23	Common Stock Purchase Warrant dated December 9, 2014 to JGB (Cayman) Weston Ltd. (11)
4.24	Continuing Guaranty from Itetemia Mining Company Limited, Lunguya Mining Company Ltd., Tancan Mining Company Limited, Tanzania American International Development Corporation 2000 Limited, Buckreef Gold Company Limited and Northwest Basemetals Company Limited (11)
4.25	Secured Gold Loan Agreement dated June 22, 2015 with Hoffman Heritage Ranches LLC (12)
4.26	Secured Gold Loan Agreement dated June 22, 2015 with William L. Holter (12)
4.27	Secured Gold Loan Agreement dated October 19, 2015 with Edward F. Marin Family LLC (15)
4.28	Secured Gold Loan Agreement dated October 19, 2015 with David Ponelli (15)
4.29	Secured Gold Loan Agreement dated May 16, 2016 with Structural Logistics, LLC (15)
4.30	Secured Gold Loan Agreement dated June 27, 2016 with Edward F. Marin Family LLC (15)
4.31	Secured Gold Loan Agreement dated June 28, 2016 with David Ponelli (15)
4.32	Secured Gold Loan Agreement dated January 19, 2018 with Structural Logistics, LLC *
4.33	Form of Loan Agreement Amendment *
4.34	Secured Gold Loan Agreement dated January 19, 2018 with Dennis and Jane Smith *
4.35	Secured Gold Loan Agreement dated March 1, 2018 with Dennis and Jane Smith *
4.36	Secured Gold Loan Agreement dated June 11, 2018 with Kelly Mckennon *
4.37	Form of Secured Loan Agreement *
4.38	Securities Purchase Agreement dated September 1, 2016 (13)
4.39	Registration Rights Agreement (13)
8.1	List of Subsidiaries (15)
12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act *
12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act *
13.1	Certification under Section 1350 *
15.1	Consolidated Financial Statements for the years ended August 31, 2018 and 2017 *
15.2	Management’s Discussion and Analysis for the years ended August 31, 2018 and 2017 *
15.3	Consent of DMCL Chartered Professional Accountants LLP dated November 29, 2018 *
15.4	Item 16F Confirmation Letter from Ernst & Young LLP, Chartered Professional Accountants, dated November 5, 2016 (16)
15.5	2016 Incentive Stock Option Plan (14)
15.6	Consent of Crundwell Metallurgy (Crundwell) *
15.7	Consent of Virimai Projects (Virimai) *
101.1**	Interactive Data Files (XBRL-Related Documents).

* Filed herewith

** As permitted by Rule 405 of Regulation S-T, the registrant’s XBRL (eXtensible Business Reporting Language) information will be furnished in an amendment to this Form 20-F that will be filed no more than 30 days after the date hereof.

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date November 29, 2018

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:	“James E. Sinclair”
James E. Sinclair,
Executive Chairman and Director
(Principal Executive Officer”)