Form 20-F/A
period 2018-08-31
TANZANIAN ROYALTY EXPLORATION CORP
filed 2018-12-07
CIK 1173643

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

Tanzanian Royalty Exploration Corporation (the “Company”) is filing this Amendment No. 1 (the “Amendment No. 1)”) to its Annual Report on Form 20-F for the year ended August 31, 2018 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on November 30, 2018, to submit the Interactive Data File (as defined in Rule 11 of Regulation S-T) with respect to the audited consolidated financial statements of the Company and its consolidated subsidiaries for that fiscal year as an exhibit to the Form 20-F pursuant to paragraph 101 under “Instructions as to Exhibits” of Form 20-F in accordance with Rule 405 of Regulation S-T. Exhibit 101 was omitted from the Form 20-F in accordance with the 30-day grace period provided under Rule 405(a)(2)(ii) of Regulation S-T.

Except as set forth above, this Amendment No. 1 does not modify or update any of the disclosures in the Form 20-F. This Amendment No. 1 speaks as of the time of filing of the Form 20-F, does not reflect events that may have occurred subsequent to such filing, and does not modify or update in any way disclosures made in the Form 20-F.

Item 19.	Exhibits

Exhibit No.	Name
12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act *
12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act *
13.1	Certification under Section 1350 *
101.INS	XBRL Instance Document *
101.SCH	XBRL Taxonomy Extension Schema Linkbase Document *
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document *
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document *

_____________

*Filed Herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Amendment No. 1 to the Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date December 7, 2018

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:	“James E. Sinclair”
James E. Sinclair,
President and Director
(Principal Executive Officer”)