Form 20-F
period 2019-08-31
Tanzanian Gold Corp
filed 2019-12-02
CIK 1173643

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2019

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________________ to ______________________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ______________________________

Commission File Number 001-32500

TANZANIAN GOLD CORPORATION

(Formerly known as TANZANIAN ROYALTY EXPLORATION COMPANY)

(Exact Name of Registrant as Specified in Its Charter)

ALBERTA, CANADA

(Jurisdiction of Incorporation or Organization)

Bay Adelaide Centre, East Tower

22 Adelaide Street West, Suite 3400

Toronto, Ontario

M5H 4E3

(Address of Principal Executive Offices)

James Sinclair

Executive Chairman

Tanzanian Gold Corporation

Bay Adelaide Centre, East Tower

22 Adelaide Street West, Suite 3400

Toronto, Ontario

M5H 4E3

Telephone: 1.844.364.1830

Fax: 860.799.0350

Email: j.sinclair@tangoldcorp.com

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 150,391,558 (as of August 31, 2019).

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

☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or emerging growth company. See definition of “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐      Accelerated filer ☒      Non-accelerated filer ☐      Emerging Growth Company ☐

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

TABLE OF CONTENTS

Cautionary Note to U.S. Investors Concerning Estimates of Mineral Resources	1
Currency	1
Foreign Private Issuer Filings	1
Glossary of Technical Terms	2
PART I
Item 1. Identity of Directors, Senior Management and Advisors	6
A. Directors and Senior Management:	6
B. Advisers	6
Item 2. Offer Statistics and Expected Timetable	6
Item 3. Key Information	6
A. Selected Financial Data	6
B. Capitalization and Indebtedness	7
C. Reasons for the Offer and Use of Proceeds	7
D. Risk Factors	7
Item 4. Information on the Company	17
A. History and Development of the Company	17
B. Business Overview	17
Plan of Operations	18
Governmental Regulations	36
C. Organizational Structure	37
D. Property, Plant and Equipment	37
Buckreef Project	38
Kigosi Project	47
Lunguya Project Area	51
Itetemia Property	53
Luhala Property	57
Item 4A. Unresolved Staff Comments	58
Item 5. Operating and Financial Review and Prospects	59
A. Operating Results	59
B. Liquidity and Capital Resources	60
C. Research and Development, Patents and License, etc.	66
D. Trend Information	66
E. Off Balance Sheet Arrangements	66
F. Tabular Disclosure of Contractual Obligations	66
Item 6. Directors, Senior Management and Employees	66
A. Directors and Senior Management	66
B. Executive Compensation	71
C. Board Practices	76
D. Employees	81
E. Share Ownership	81
Item 7. Major Shareholders and Related Party Transactions	82
A. Major Shareholders	82
B. Related Party Transactions	82
C. Interests of Experts and Counsel	83
Item 8. Financial Statements	83
A. Consolidated Statements and Other Financial Information	83
B. Significant Changes	84
Item 9. The Offering and Listing	84
A. Offering and Listing Details	84
B. Plan of Distribution	84
C. Markets	84
D. Selling Shareholders	84
E. Dilution	84
F. Expenses of the Issue	84

i

ii

Cautionary Note to U.S. Investors Concerning Estimates of Mineral Resources

As an Alberta corporation, Tanzanian Gold Corporation (the “Company”) is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company files this Annual Report on Form 20-F as its Annual Information Form (“AIF”) with the British Columbia, Alberta and Ontario Securities Commissions via the System for Electronic Document Analysis and Retrieval (“SEDAR”). Under the filing requirements for an AIF, the Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples, and mineral resource and mineral reserve estimates, if any. Further, the Company may describe its properties utilizing terminology such as “Proven Mineral Reserve” or “Probable Mineral Reserve” or “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” that are permitted by Canadian securities regulations.

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

Glossary of Technical Terms

alteration	Mineralogical change at low pressures due to invading fluids or the influence of chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.

anomaly	Any concentration of metal noticeably above or below the average background concentration.

assay	An analysis to determine the presence, absence or quantity of one or more components.

Au	The elemental symbol for gold.

background	Traces of elements found in sediments, soils, and plant material that are unrelated to any mineralization and which come from the weathering of the natural constituents of the rocks.

Barrick	Barrick Gold Corp.

CIL	Carbon-in-leach

dyke	A tabular body of igneous rock that has been injected while molten into a fissure.

fault	A planar fracture or discontinuity in a volume of rock, across which there has been significant displacement.

feasibility study	A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

fracture	Any local separation or discontinuity plane in a geologic formation, such as a joint or a fault that are commonly caused by stress exceeding the rock strength.

grade	The concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t or gpt) or ounces per ton (oz/t). The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

hectare or ha	An area totalling 10,000 square metres.

hydrothermal	Hot fluids, usually mainly water, in the earth’s crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.

IP	Induced polarization survey, a form of geophysical survey used in the exploration for minerals.

intrusive	A rock mass formed below earth’s surface from magma which has intruded into a pre-existing rock mass.

JORC	The Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.

JV	A joint venture, which is a term for a contractual relationship between parties, usually for a single purpose, which is not a partnership.

kilometres or km	Metric measurement of distance equal to 1,000 metres (or 0.6214 miles).

mill	A facility for processing ore to concentrate and recover valuable minerals.

mineral reserve	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

mineralization	The hydrothermal deposition of economically important metals in the formation of ore bodies or “lodes”.

net smelter or NSR royalty	Payment of a percentage of net mining profits based on returns from the smelter, after deducting applicable smeltering charges.

NI 43-101	National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, as adopted by the Canadian Securities Administrators, as the same may be amended or replaced from time to time, and shall include any successor regulation or legislation.

NI 43-101 ITR	Amended and Updated Buckreef Pre-Feasibility Independent Technical Report prepared by Virimai Projects (QP) with effective date of 28th June 2018 as filed on SEDAR.

ore	A mineral or an aggregate of minerals from which a valuable constituent, especially a metal, can be profitably mined or extracted.

outcrop	An exposure of rock at the earth’s surface.

porphyry	A variety of igneous rock consisting of large-grained crystals, such as feldspar or quartz, dispersed in a fine-grained feldspathic matrix or groundmass.

Pre-feasibility study (preliminary feasibility study)	A pre-feasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A pre-feasibility study is at a lower confidence level than a feasibility study.

Pyrrhotite	A bronze coloured mineral of metallic lustre that consists of ferrous sulphide and is attracted by a magnet.

pyrite	Iron sulphide mineral.

Qualified Person	An individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association.

quartz	Silica or SiO2, a common constituent of veins, especially those containing gold and silver mineralization.

RAB	Rotary air blast drilling.

RC	Reverse circulation drilling.

reef	A geological discontinuity which served as a trap or conduit for hydrothermal mineralizing fluids to form an ore deposit.

silicification	Replacement and or impregnation of the constituent of a rock by quartz rich hydrothermal fluids or (silica).

Sloane	Sloane Developments Ltd., a corporation based in the United Kingdom.

Songshan	Songshan Mining Company.

Stamico	State Mining Corporation of Tanzania.

Tancan	Tancan Mining Company Limited, a wholly-owned Tanzanian subsidiary of the Company.

Tanzam	Tanzania American International Development Corporation 2000 Limited, a wholly-owned Tanzanian subsidiary of the Company.

ton	Imperial measurement of weight equivalent to 2,000 pounds (sometimes called a “short ton”).

tonne	Metric measurement of weight equivalent to 1,000 kilograms (or 2,204.6 pounds).

tuff	A rock comprised of fine fragments and ash particles ejected from a volcanic vent.

veins	Distinct sheetlike body of crystallized mineral constituents carried by hydrothermal aqueous solutions that are deposited through precipitation within the host country rock. These bodies are often the source of mineralisation either in or proximal to the veins.

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

Indicated Mineral Resource

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

The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

A.       Directors and Senior Management:

Not applicable.

B.       Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.       Selected Financial Data

The audited financial statements for the Company’s fiscal years ended August 31, 2019, 2018, 2017, 2016 and 2015 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The following selected financial data is based on financial statements prepared in accordance with IFRS and is presented for the five most recent financial years. Unless stated otherwise, reference to dollar amounts in this Annual Report shall mean Canadian dollars.

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

The following is a summary of certain selected financial information for the Company’s five most recently completed fiscal years (in Canadian dollars, except number of shares):

	For the year ended August 31,
	2019	2018	2017	2016	2015
Operations:

Revenues		-	-	-	-

Net loss	$(29,317,517)	$(6,897,397)	$(6,434,112)	$(12,781,902)	$(8,995,697)

Basic and diluted loss per share	(0.22)	(0.06)	(0.05)	(0.12)	(0.09)

	2019	2018	2017	2016	2015
Balance sheet:

Working Capital (deficiency)	(9,095,970)	(12,010,685)	(6,552,376)	(11,836,214)	(4,684,253)

Total Assets	38,118,925	53,235,140	51,353,088	49,885,545	53,108,859

Net Assets	19,663,791	34,326,005	36,254,043	35,156,483	46,072,190

Share Capital	142,251,909	127,003,132	125,174,377	122,380,723	120,532,634

Number of Shares	150,391,558	125,162,803	121,784,619	109,068,492	107,853,554

Deficit	$132,462,683	$103,263,959	$96,566,577	$90,600,819	$77,970,955

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

The Company has not been profitable since its inception. For the fiscal year ended August 31, 2019, the Company had a comprehensive loss of $29,317,517, and an accumulated deficit of $132,462,683. The Company has never generated revenues and does not expect to generate revenues until one of its properties are placed in production. There is a risk that none of the Company’s properties will be placed into production.

The Company needs additional capital.

As at August 31, 2019, the Company had cash of approximately $3,389,319 and working capital deficiency of approximately $9,095,970. The Company will continue to incur exploration and development costs to fund its plan of operations and will need to raise capital to build a mining plant at the Buckreef Project. Ultimately, the Company’s ability to continue its exploration activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing agreements or some combination of these or other means. Further the raising of additional capital by the Company may dilute existing shareholders. Traditionally, the Company has relied on issuing equity securities and debt securities that may be converted into equity securities to raise capital. No assurance can be given that the Company can continue to raise capital in this manner. Further, the issuance of equity securities or debt securities that may be convertible into equity securities will have a dilutive effect.

Substantial doubt about the Company’s ability to continue as a going concern.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2019, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in fiscal 2019 in order to continue development and construction of the Buckreef Project. Furthermore, the Company is currently negotiating project financing terms with a number of lending institutions, which the Company believes will result in the Company obtaining the project financing required to fund the construction of a mill at the Buckreef Project. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

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

We are subject to litigation which could cause a dilutive effect to our shareholders and require us to incur legal expenses.

On January 19, 2018, Crede CG III, LTD (“Crede”) filed suit against the Company in the Supreme Court of the State of New York, County of New York, claiming, among other things, breach of contract for failure to allow Crede to exercise 1,300,000 Series A Warrants, as described in Note 5, to acquire 3,100,751 common shares.  The Series A Warrants were issued, along with Series B Warrants (the Series A Warrants and Series B Warrants, collectively “Warrants), in connection with a Securities Purchase Agreement entered into on September 1, 2016. In response to the complaint, our attorneys initiated correspondence with Crede’s attorneys regarding Crede’s January 19, 2018 complaint. On February 27, 2018, Crede dismissed its complaint against us without prejudice. On March 12, 2018, Crede filed suit against us in the Supreme Court of the State of New York, County of New York (Index No. 651156/2018) (“State Claim”), claiming breach of contract (including specific performance and injunctive relief); declaratory judgment that the Securities Purchase Agreement and Warrants are binding obligations; and, in the event injunctive and declaratory relief is not ordered, awarding compensatory and punitive damages, and attorney fees and costs for failure to allow Crede to exercise 500,000 Series B Warrants to acquire 1,332,222 common shares. On August 21, 2019, we filed a notice of appeal and seeking a stay of the summary judgement order in the State Claim pending appeal. On October 17, 2019, the court in the State Claim order the delivery of 1,332,222 shares of common stock with an officer designated by the court and that a bond of US$200,000 be posted. We do not believe that the New York Supreme Court of the State of New York in the State Claim had the authority to require to post a bond in the amount US$200,000. Accordingly, we have appealed the Supreme Court of the State of New York’s authority to require us to post a bond. In the event that we are required to post the US$200,000 and we are unable to do so, Crede will have right to sell the 1,332,222 common shares and to exercise its rights under the Securities Purchase Agreement notwithstanding our appeal. This potential right for Crede to sell its common shares and exercise its rights under the Securities Purchase Agreement could have detrimental affect on the price of our common shares. As discussed below, the Supreme Court of the State of New York’s decision does not affect our Federal Claim against Crede for market manipulation, among other claims, as discussed below.

On May 10, 2018, the Company filed a complaint in the United States District Court Southern District of New York against Crede and certain of its principals, and Wellington Shields & Co who acted as the broker in the sale of securities pursuant to the Securities Purchase Agreement alleging, among other things, violation of Section 10 and Rule 10b-5 promulgated thereunder of the Exchange Act, violation of Section 13(d) and Rule 13d-1 promulgated thereunder of the Exchange Act, and breach of contract (“Federal Claim”). On July 17, 2018, we filed a first amended complaint in the United States District Court Southern District of New York, seeking, in addition to the relief sought in the initial complaint, declaratory relief that Securities Purchase Agreement and related agreements, including the Warrants, are void based on a violation of Section 29(b) of the Exchange Act. On March 26, 2019, in response to a motion to dismiss by the defendants in the action in Federal Claim, the District Court dismissed certain of our claims against the defendants, but allowed our claims under Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder of market manipulation against, and our claim of breach of the covenant of good faith and fair dealing by Crede to continue.

The Federal Claim is in its initial stage and discovery has been initiated. In the event that we are forced to allow Crede to exercise the Warrants pursuant to the Supreme Court of the State of New York’s order and/or are subject to damages, we may be required to issue additional common shares under the Securities Purchase Agreement. Under the terms of the Securities Purchase Agreement, the maximum number of common shares that may be issued in the transaction is limited to 21,704,630, of which 10,344,487 have been issued. Pursuant to the Securities Purchase Agreement, we have also agreed to register the common shares that may be issued to Crede pursuant to a registration rights agreement. The issuance of additional common shares will have a dilutive effect to our shareholders and the payment of damages and legal expenses may adversely affect our financial condition.

As of August 31, 2019, our internal control over financial reporting were ineffective, and if we continue to fail to improve such controls and procedures, investors could lose confidence in our financial and other reports, the price of our shares of common stock may decline, and we may be subject to increased risks and liabilities.

As a public company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002. The Exchange Act requires, among other things, that we file annual reports with respect to our business and financial condition. Section 404 of the Sarbanes-Oxley Act requires, among other things, that we include a report of our management on our internal control over financial reporting. We are also required to include certifications of our management regarding the effectiveness of our disclosure controls and procedures. For the year ended August 31, 2019, our management has concluded that our disclosure controls and procedures and internal control over financial reporting were ineffective due to the following material weaknesses: (i) review and approval of certain supplier and vendor invoices and the related oversight and accuracy of recording the associated charges in the Company’s books; and (ii) lack of adequate oversight related to the development and performance of internal controls. . , We intend to implement changes and procedures to address these issues; any proposed changes to address the material weaknesses will take time to implement due to, among other things, a limited number of staff at the Company. If we cannot effectively and efficiently improve our controls and procedures, we could suffer material misstatements in our financial statements and other information we report and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial and other information. This could lead to a decline in the trading price of our common shares.

The Company has issued a number of gold and cash loans which at the option of holder are convertible into common shares, may be repaid through the issuance of gold, are secured by the Company’s assets and may be subject to annual renewal.

To finance the Company’s operations and prior exploration, as of August 31, 2019, the Company has issued $6,927,371 loans in the aggregate. Of this amount, $4,998,127 was in the form of gold bullion loans. The principal and interest on the gold bullion loans may be, at the election of the holder, repaid in cash, gold bullion or convertible into common shares. In the event the gold loan holder elects repayment in gold bullion and the Company does not have the gold bullion, it may be required to purchase gold bullion on the open market in order to repay the loans. As a result, the Company may be at risk in the event the price of gold increases and the Company is required to purchase gold bullion to repay the loan. Further, the holders of the gold bullion loans may elect to convert the principal and interest of such loans into common shares at exercise prices ranging from US$0.26 and US$0.5320 per share, which has the effect of diluting the ownership of existing shareholders.

In addition, as of August 31, 2019, the Company has issued $1,929,244 in convertible loans. The principal and interest on the convertible loans may be, at the election of the holder, repaid in cash or convertible into our common shares at exercise prices ranging from US$0.26 to US$0.3446 per share. In the event that the holder of the convertible loans elects to convert the principal and interest of such loans into common shares, such conversion will have the effect of diluting the ownership of existing shareholders.

Further, the gold and cash loans are secured by certain assets of the Company, including its CIL plant, pad loadings, gold on pads, gold in form of dore, gold in plan process and gold at refinery. In the event of default, the Company may lose its rights to these assets which could adversely affect its operations.

Finally, these loans are subject to annual renewal. Although many of these holders of loan have renewed the loans on an annual basis, no assurance can be given they will continue to annually renew the loans.

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

The Company may be characterized as a passive foreign investment company (“PFIC”). If the Company is determined to be a PFIC, its U.S. shareholders may suffer adverse tax consequences. Under the PFIC rules, for any taxable year that the Company’s passive income or its assets that produce passive income exceed specified levels, the Company will be characterized as a PFIC for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for the Company’s U.S. shareholders, which may include having certain distributions on its common shares and gains realized on the sale of its common shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of the Company’s common shares and certain distributions.

Certain elections may be made to reduce or eliminate the adverse impact of the PFIC rules for holders of the Company’s common shares, but these elections may be detrimental to the shareholder under certain circumstances. The PFIC rules are extremely complex and U.S. investors are urged to consult independent tax advisers regarding the potential consequences to them of the Company’s classification as a PFIC. See “Certain United States Federal Income Tax Considerations.”

Foreign corrupt practices legislation.

The Company is subject to the Foreign Corrupt Practices Act (the “FCPA”), the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by persons and issuers as defined by the statutes, for the purpose of obtaining or retaining business. It is the Company’s policy to implement safeguards to discourage these practices by its employees; however, its existing safeguards and any future improvements may prove to be less than effective and the Company’s employees, consultants, sales agents or distributors may engage in conduct for which the Company might be held responsible. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and could consume significant time and attention of our management.

Security breaches and other disruptions could compromise the Company’s information and expose it to liability, which would cause its business and reputation to suffer.

In the ordinary course of the Company’s business, it collects and stores sensitive data, including intellectual property, its proprietary business information and that of its business partners, and personally identifiable information of its employees in its data centers and on its networks. The secure processing, maintenance and transmission of this information is critical to the Company’s operations and business strategy. Despite its security measures, the information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise the Company’s networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, potential liability under laws that protect the privacy of personal information, and potential regulatory penalties, disrupt the Company’s operations and damage its reputation, and cause a loss of confidence in the Company, which could adversely affect its business and competitive position.

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

During fiscal 2019, the Company received a notice of cancellation of mining license relating to the Kigosi mining license for failure to satisfy the issues raised in the default notice. The notice sent by the Ministry of Energy and Minerals of Tanzania did not follow due process under Tanzania law and the Company filed an appeal to this notification subsequent to fiscal year-end. Further, during fiscal 2019, the Company received a notice of rejection of the mining license application for Itetemia, for failure to have complied with certain regulations. The notice sent by the government did not follow due process under Tanzania law and the Company filed an appeal to this notification subsequent to year-end. The Company remains confident that they will be successful in the appeals. However, although the Company believes that it will be successful in appealing the notice of cancellation of the Kigosi mining license and appeal of notice of rejection of the mining license application for Itetemia, in the event the Company loses either appeal, the Company may lose its rights to either the Kigosi mining license or Itetemia mining license.

The Company’s properties have been and may continue to be subject to illegal mining.

During 2015, illegal miners, consisting primarily of artisanal miners, invaded and forced occupation at the Buckreef Project. As a result, these illegal miners disrupted the Company’s activities. As a result of these illegal miners’ activities, the Company provided a notice of force majeure under its agreement with Stamico and did not allow Tanzam, the Company’s joint venture operator, to continue mining activities at the Company’s property until this issue was resolved. Although the Company worked out an agreement with Deputy Minister of Energy and Minerals to provide an area for artisanal mining, no assurance can be given that no more illegal mining activities will occur at the Company’s properties or disrupt its operations. Recently, the Company has requested for and been provided with a police detail from the Ministry of Home Affairs, through the offices of the Inspector General of Police (Tanzania) permanently stationed and patrolling the Buckreef Project as further efforts by the Company to deter illegal Mining on the main project site.

During the fiscal year, there has been some attempted invasion in and around the Buckreef Project. The Company has requested and been granted the presence of Tanzanian police at the camp site and is negotiating a Memorandum of Understanding with the Tanzanian Inspector General Police, to have a permanent security detail from the police force.

Mining exploration, development and operating activities are inherently hazardous.

The Company has not paid all annual license fees on its properties and it may be subject to penalties.

In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees. The Company has been making efforts to pay off certain of its outstanding annual license fees since October 2014 for all its active licenses. The Ministry of Mines has put into effect a requirement that even though a license is forfeited, the outstanding annual fees are still due and considered a liability. As at August 31, 2019, an accrual of $707,000 (August 31, 2018 - $260,000) has been recorded relating to unpaid license fees. For active licenses, these licenses remain in good standing until a letter of demand is received from Ministry of Mines requesting payment of any unpaid license fees plus 50% penalty, and the Company fails to respond within 30 days. The Company has not received a letter of demand from the Ministry of Mines on its active licenses. The current penalty estimate relating to unpaid license fees is approximately $219,000 (August 31, 2018 - $125,000). The Company has not recorded an accrual for all valid and active mining licenses but only from the forfeited licenses list as stated above.

The Company may be subject to additional payments to the Tanzanian government because it has not brought the Buckreef Project into production by a certain date.

The Company’s joint venture agreement with Stamico contains an obligation clause regarding the commissioning date for the plant. The clause becomes effective only in the event the property is not brought into production before a specified future date which was originally estimated to be in December 2015. Under the agreement, the Company is entitled to extend the date for one additional year: (i) for the extension year; on payment to Stamico of US$500,000; (ii) for the second extension year, on payment to Stamico of US$625,000; and (iii) for each subsequent extension year, on payment to Stamico of US$750,000.

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

No assurance can be given that Stamico will not demand additional money from the Company because the Company has not brought the Buckreef Project into production by a certain date.

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

The Buckreef Project is held through a special mining license expiring June 11, 2027 granted pursuant to the Mining Act, 2010 (Tanzania). The Company’s has other mineral interests in Tanzania that are held under prospecting licenses granted under that Act. There are initial application fees, registration fees, preparation fees and annual rental fees for prospecting licenses based on the total area of the license. Renewals of prospecting licenses can take many months and possibly even years to process by the regulatory authority in Tanzania and there is no guarantee that they will be granted. With each renewal at least 50% of the licensed area, if greater than 20 square kilometers, must be relinquished and if the Company wishes to keep the relinquished one-half portion, it must file a new application for the relinquished portion. There is no guarantee on the timing for processing the new application and whether it will be successful.

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

The Company’s principal exploration and mine development properties are currently located in the United Republic of Tanzania, Africa, under which the Company has obtained a license to explore, develop and operate the properties. Although the Company believes that the Tanzania government is a stable, multi-party democracy, there is no guarantee that this will continue. Tanzania is surrounded by unstable countries enduring political and civil unrest, and in some cases, civil war. There is no guarantee that the surrounding unrest will not affect the Tanzanian government and people, and therefore, the Company’s mineral exploration activities. Any such effect is beyond the control of the Company and may materially adversely affect its business.

Further, the operator of the Buckreef Project is Tanzam, a joint venture that is 55% owned by one of the Company’s subsidiaries and 45% is owned by the Stamico, a governmental agency of the Tanzania. Therefore, the government of Tanzania will have a substantial input at the Company’s operations at the Buckreef Project.

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

The Company’s common shares must meet the requirements of the NYSE American.

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

Offers or availability for sale of a substantial number of common shares may cause the price of the Company’s common shares to decline.

In the future, in connection with current and future financings, the Company could have sales of a significant number of its common shares in the public market which could harm the market price of its common shares and make it more difficult for the Company to raise funds through future offerings of common shares. The Company’s shareholders may sell substantial amounts of its common shares in the public market. The availability of these common shares for resale in the public market has the potential to cause the supply of its common shares to exceed investor demand, thereby decreasing the price of the common shares.

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

A.       History and Development of the Company

The Company was originally incorporated under the name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta). The name was changed to “Tan Range Exploration Corporation” on August 13, 1991. The name of the Company was again changed to “Tanzanian Royalty Exploration Corporation” on February 28, 2006 and to Tanzanian Gold Corporation on April 17, 2019.

The Company is also registered in the Province of Ontario as an extra-provincial company under the Business Corporations Act (Ontario).

The principal executive office of the Company is located at Bay Adelaide Centre, East Tower, 22 Adelaide Street West, Suite 3400, Toronto, Ontario, M5H 4E3, and its telephone number is (844) 364-1830. Our internet address is www.tangoldcorp.com.

For the year ended August 31, 2019, the Company reported a net loss of $29,317,517. Included in the net loss is $22,229,752 of mineral properties and deferred exploration expenses that were written off primarily relating to the Kigosi, Itetemia and Luhala properties. In light of the Company’s strategic focus on the Buckreef Project, the Kigosi, Itetemia and Luhala properties were placed in a care and maintenance phase for potential development in the future. The Company incurred deferred exploration expenditures of $3,137,557 during the year ended August 31, 2019.

In connection with the Company’s disclosure of mineral resources/mineral reserves and the cut-off grade associated with each mineral resource/reserve, it has made certain assumptions for mineral pricing and cost associated with each cut-off grade to determine the reasonable prospects for economic extraction as discussed below.

During fiscal 2019, the Company focused on the Buckreef Project. In January 2019, Stamico and Coreworthy were selected to complete Phase One of the Company’s planned three-phase drill program and in February 2019, the Company announced new assay results from the first completed drill hole PBR010, which included two mineralized zones. In March 2019, further assay results were announced with significant intercepts reported from two additional drill-holes, PBR05 and PBR07, as well as assay results for six drill-holes, PBR06, PBR08, PBR024, PBR025; PBR028 and PBR029, drilled to target the strike and down-dip extension of gold mineralization associated with a hanging-wall zone, one of two major splays associated with the Buckreef main shear returned wide but low grade gold values. In early May 2019, the first set of assay results were announced from the deep level diamond core drilling program at the Buckreef Project. Significant intercepts were reported from Hole L13-3, the first diamond drill-hole below the pit bottom on the central section of the Buckreef main zone. Assay results from the ongoing RC in-fill drilling program within the open pit were received for five additional holes PBR018, PBR019, PBR020, PBR01 and PBR024 with significant intercepts on Hole PBR18, PBR19 and PBR20. In late May 2019, results from three holes were announced, which brought to an end Phase I of the in-pit drilling program. Significant intercepts were noted for Hole U22-1, Hole L19-1 and PBR011. In early June 2019, the results from the third hole, Hole L19-2, of the Phase II drilling program were announced, with notable intercepts. In early August 2019, the Company announced the start of a geophysical survey at the Buckreef Project to help complete the Company’s new resource-geology model, which geophysical survey was completed by mid-September.

B.       Business Overview

The Company is a mineral resource company with exploration stage properties, which engages in the acquisition of interests in and the exploration of natural resource properties in the future and the possible development of those properties where warranted. The Company commits its own resources to the initial evaluation of mineral properties and in select situations, if and when warranted, the Company enters into joint venture agreements with other corporations to further the exploration of such properties for the purpose of earning income from the sale of gold and other mined materials. At present, the Company’s natural resource activities do not generate any income.

The Company’s main area of interest has been in the exploration and development of gold properties, with a primary focus on exploring for and developing gold properties in Tanzania. Tanzania remains the focus of the Company’s exploration and development activities.

In the Company’s view, its use of a joint venture in addition to its planned direct exploration and development offers investors leverage to precious and base metal prices with lower risk and shareholder dilution. Future production royalties from any producing properties discovered by joint venture partners would provide the Company with a direct interest in the mine’s cash flow, with exposure to any benefits from new discoveries and production growth, but without the capital obligations, and environmental and social liabilities, associated with direct ownership.

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

The map below shows the regional location of the Company’s primary properties with historical and/or a current published mineral resource estimate in Tanzania.

The map below shows the location of mainstay prospects that make up the Company’s Buckreef Project with a published Mineral resource and Mineral reserve estimate in Geita District, Tanzania

Highlights for the year ended August 31, 2019

Financial:

➢	On August 13, 2019, the Company closed a public offering of 4,000,000 common shares at US$0.75 raising US $3,000,000.

➢	On July 1, 2019, the Company closed a registered direct offering of 1,916,379 common shares at US$0.58 per share raising US $1,111,500.

➢	On May 3, 2019, the Company completed the sale of 2,316,084 common shares at US $0.66 per share raising US $1,530,700 in the aggregate in a registered direct offering.

➢	On April 18, 2019, the Company completed the sale of 606,165 common shares at US $0.58 per share raising US $350,000 in the aggregate with three investors in a registered direct offering.

➢	On March 4, 2019, the Company completed the sale of 625,557 common shares at a price of US $0.45 per common share, raising an aggregate of US $281,000 in a registered direct offering.

➢	On January 16, 2019, the Company completed the sale of 3,924,386 common shares at a price of US $0.23 per common share, raising an aggregate of $1,172,798 (US $885,734) in a registered direct offering. Share issue costs amounted to $103,591 for net proceeds of $1,069,207.

➢	During the year ended August 31, 2019, the Company closed $287,800 (US $216,857) in gold loans.

Under the terms of the loan agreements, the bullion loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. At the sole discretion of the lender, the bullion loans may be repaid in cash or common shares of the Company or gold in specified form at the option of the lender. If the bullion loans are paid back by bullion, the valuation date for such bullion will be the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.3357 per share. Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.3357 per share. There is no prepayment penalty.

During the year ended August 31, 2019 the Company settled $130,670 (US$100,000) of principal amount of outstanding loans through the issuance of 402,077 common shares.

➢	During the year ended August 31, 2019, the Company received loans in the amount of $1,596,401 (US$1,230,799) with a one year term with a right to extend by one additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender. The convertible loan may be converted into common shares of the Company at the sole discretion of the lender at exercise prices ranging from US$0.27 to US$0.34 per share. Interest is payable quarterly, either in cash or in shares at the option of the lender at prices ranging from US$0.27 to US$0.34 per share.

During the year ended August 31, 2019, the Company settled $2,614,343 (US$2,028,768) of principal amount of outstanding loans through the issuance of 7,387,818 common shares.

➢	In connection with the gold loans described in note 21 and the convertible loans, the Company paid a finder’s fee via the issuance of an aggregate of 686,446 common shares with a value of $581,181. The finder’s fee was allocated proportionally between the gold loans and convertible loans.

➢	The Company entered into extension agreements in regards to USD$1,530,000 in gold loans closed on June 22, 2015, extending the term by one year to June 22, 2018, but modifying no other terms of the 2015 loans.

Buckreef Project: Mine Development and Operations

Please refer to “Exploration” below for details about exploration work carried out on the Buckreef Project during fiscal 2019. No mining or ore processing activities conducted at South Pit and Plant during the year under review. Cumulative Total Ore mined from the Buckreef South Pit (ROMPad + Pad#1-Pad#3+Crusher pad) as of August 31, 2019 remains at 119,725.59 tonnes averaging 1.86g/t Au with total contained metal ounces of 7,161.24.

The disposition of the Ore stockpiled as of August 31, 2019, remains as follows: ROMPAD: 72,315.66t @1.39g/t Au (3,237.96 Ozs); Pad#1: 20,931.75t @2.29g/t Au (1,541.77 Ozs); Pad#2: 12,943.78t @2.78g/t Au (1,155.55 Ozs); Pad#3: 9,237.90t @ 3.85g/t Au (1,143.49 Ozs) & Crusher Pad: 4,245t @ 3.86 g/t Au (526.62 Ozs).

The following is a summary of the work carried out on the Buckreef Project during fiscal 2019.

➢	The Buckreef Technical team with inputs from Virimai Projects (consultant QP) completed a 63-hole (LOM) deep drilling program totaling 39,305m (underground potential resource) and a 29-hole resource upgrade drilling program totaling 4,463m focusing on the main Buckreef Project.

●	Tenders inviting bids for the planned Phase 1 resource upgrade drilling program were floated in local newspapers as per new Mining regulations in December 2018.

●	Applications for new licenses covering same area for 6 Buckreef licenses (PL6431/10; PL6544/10; PL6545/10; PL6546/10; PL6547/10 & PL6548/10) were lodged on 12th November 2018 with the offices of the Mining Commission (Ministry of Mines Licensing now under the Commission).

●	The Application on the Buziba license (PL6545/10) was submitted for conversion to an ML based on the initial economic studies already completed on the license, including the 2012 Preliminary Economic Assessment (PEA) Report completed on the Buziba prospect by Venmyn resource consultants of South Africa.

●	The first renewal license application on PL9968-14 was successfully uploaded on the Ministry’s Online Portal to generate application fee invoice. The US$300 invoice was subsequently sent to the accounts department (Dar) for settlement.

●	The Company was served with a seven-day Ministerial eviction order to vacate the Kigosi project base camp while negotiations for renewed access. This was part of enforcing the law barring mining and exploration for gold and base metals in game reserve areas after the Minister of Natural Resources & Tourism visited the area on 26th July 2018.

●	The Company successfully relocated all pertinent equipment and drill-cores from the Kigosi camp to Buckreef mine site as part of compliance with the Ministerial order to vacate Luhwaika camp while access negotiations proceed.

●	Issuance of the Itetemia Mining License (Applic. #01722), applied for on 4th November 2015 is reportedly still under review. The Commission circulated the Local Content Regulation documentation and The Pledge that are both mandatory for submission as the last critical part of their review process. This was completed and submitted.

➢	In January 2019 it was announced that Stamico and Coreworthy had been selected to complete Phase One of the Company’s planned three-phase drill program. The three-phase drill program, planned and directed by Ulrich Rath, Chair of the Company’s Technical Committee, consists of:

●	Phase One to be approximately 4,500m of infill drilling designed to upgrade existing inferred ounces within the proposed open pit and to begin testing of the deep contact below the open pit.

●	Phase Two will continue to delineate and test the continuity and extent of the deep contact; and

●	Phase Three work will be based upon information received from Phases One and Two.

➢	In February 2019 new assay results were announced from the infill RC drill program. Significant intercepts reported from the first completed drill-hole PBR010 include two mineralized zones as more particularly described under “Exploration” below.

➢	In March 2019 further assay results were announced from the infill RC drill program. Significant intercepts reported from two additional drill-holes targeting the Buckreef main zone are set out under “Exploration” below.

In addition, assay results for six drill-holes PBR06, PBR08, PBR024, PBR025; PBR028 and PBR029 drilled to target the strike and down-dip extension of gold mineralization associated with a hanging-wall zone, one of two major splays associated with the Buckreef main shear returned wide but low grade gold values with assay highlights as more particularly described under “Exploration” below.

➢	In early May 2019, the first set of assay results were announced from the deep level diamond core drilling program at the Buckreef Project. Significant intercepts reported from Hole L13-3, the first diamond drill-hole below the pit bottom on the central section of the Buckreef main zone are more particularly described under “Exploration” below.

Assay results from the ongoing RC in-fill drilling program within the open pit were received for five additional holes PBR018, PBR019, PBR020, PBR01 and PBR024 as more particularly described under “Exploration” below.

➢	In late May 2019, results from three holes were announced, which brought to an end Phase I of the in-pit drilling program, which are set forth under “Exploration” below.

➢	In early June 2019, the results from the third hole, Hole L19-2, of the Phase II drilling program were announced. The objective of Phase II is to identify gold mineralization in the range of 50 to 200m below the pit bottom of the open pit that is the basis of the NI 43-101 ITR. The two previous drill holes in Phase II are Holes 13-3 and U22-1. All three holes have encountered significant mineralized widths that include notable intersections of high grade.

➢	In early August 2019, the Company announced the start of a geophysical survey at the Buckreef Project to help complete the Company’s new resource-geology model, which geophysical survey was completed by mid-September 2019.

Exploration Geophysics Pty Ltd was on site and commenced down-the-hole wireline geophysical surveys of holes drilled earlier in the year. This was done by using a probe with IP and Electromagnetic sensors that feed a continuous stream of data on resistivity and chargeability of the host rocks to a truck on surface. This data will then be analyzed and will assist identification and/or correlation of different rock units and shear structures between the various drill-holes and thus also provide potential targets for follow up in-fill drilling.

Exploration

In January 2019 it was announced that Stamico and Coreworthy had been selected to complete Phase One of the Company’s planned three-phase drill program. The three-phase drill program, planned and directed by Ulrich Rath, Chair of the Company’s Technical Committee, consists of:

●	Phase One to be approximately 4,500m of infill drilling designed to upgrade existing inferred ounces within the proposed open pit and to begin testing of the deep contact below the open pit.

●	Phase Two will continue to delineate and test the continuity and extent of the deep contact; and

●	Phase Three work will be based upon information received from Phases One and Two.

This three-phased drilling program is designed to add significant overall value as well as to improve the already robust economics of the Buckreef Project.

The results will drive future development, potentially demonstrate value added improvements in project economics and gain critical insight into the potential underground resource which makes this program potentially extremely accretive in nature.

The Company complied with the bidder pre-qualification process as required by the 2018 Tanzanian local content regulations, and tendered Requests for Proposal (RFP’s) to qualified drilling contractors. With this selection of the contractors by the Board of Directors, Parts B and C of the 2018 local content regulations were completed and submitted.

Additional information on the Buckreef Project can be found in the NI 43-101 ITR as filed on SEDAR.

In the NI 43-101 ITR, Virimai recommended an infill drilling program. This critical first phase itself has two purposes. Within the currently conceived open pit, this program will upgrade the mineable ounces, moving as much as possible of the current inferred resources to the measured and indicated categories and move some indicated resources to measured resources. Most importantly, high priority will be given to conduct drilling to confirm the previously known strong intersections and grades from deep holes and begin to test the deposit at depth and for potential as an underground mine.

In February 2019 new assay results were announced from the infill RC drill program. Significant intercepts reported from the first completed drill-hole PBR010 include two mineralized zones:

●	8m grading 2.32 g/t Au from 47m depth,
●	11m grading 3.06 g/t Au from 74m depth.

The upper mineralization zone comprises intensely altered basaltic schist with >20% vein quartz chips while the lower intercept also comprises altered basaltic schist but with <20% vein quartz chips. The target area is being in-filled to confirm mineralization extension at near surface depth (1st intercept) and also testing the depth continuation of the main mineralized zone within the defined main pit outline (2nd intercept).

In March 2019, further assay results were announced from the infill RC drill program. Significant intercepts reported from two additional drill-holes targeting the Buckreef main zone include highlights as follows:

●	Hole PBR05 intersected 28m of gold mineralization grading @ 4.23g/t gold from 48m to 76m including:
○	16m grading @ 6.72g/t gold from 60m to 76m including:
■	3m grading @ 25.17g/t gold from 69m to 72m

●	Hole PBR07 intersected 30m grading @1.27g/t gold from 142m to 172m including:
○	3m grading @ 2.32g/t gold from 151m to 154m; and
○	8m grading @ 1.84g/t gold from 155m to 163m

In addition, assay results for six drill-holes PBR06, PBR08, PBR024, PBR025; PBR028 and PBR029 drilled to target the strike and down-dip extension of gold mineralization associated with a hanging-wall zone, one of two major splays associated with the Buckreef main shear returned wide but low grade gold values with assay highlights including:

●	132m of gold mineralization in 33 narrow stringer zones; including;
○	Hole PBR08 intersected 2m grading @ 1.32g/t gold from 115m to 117m
○	Hole PBR06 intersected several narrow zones, including:
■	1m grading @ 1.07g/t gold from 59m to 60m
■	2m grading at 1.46g/t gold from 62m to 64m, and
○	1m grading @ 1.09g/t gold from 76m to 77m
●	All other zones intersected gold mineralization of less than 1.0g/t Au.

In early May 2019, the first set of assay results were announced from the deep level diamond core drilling program at the Buckreef Project. Significant intercepts reported from Hole L13-3, the first diamond drill-hole below the pit bottom on the central section of the Buckreef main zone include:

●	13.2m grading @ 4.57g/t Au from 360m including 2.5m grading @ 21.74g/t Au from 383m which included 1.0m grading @ 50.54g/t Au at 384m

●	8.0m grading @ 4.88g/t Au from 417m including 4.4m grading @ 8.8.29 g/t Au from 418m that include 1.2m grading @ 12.82 g/t Au from 421.9m

The drill-hole was drilled to a depth of 555 meters, one meter is equal to 3.2808 feet, for a total depth of 1,820 feet, all diamond core.

Assay results from the ongoing RC in-fill drilling program within the open pit were received for five additional holes PBR018, PBR019, PBR020, PBR01 and PBR024. Significant intercepts include:

●	Hole PBR18: 8m grading @ 1.17 g/t Au from 61m; and 3m grading @1.08g/t from 115m including 2m grading @1.55g/t from 116m

●	Hole PBR19: 6m grading @ 1.41 g/t Au from 15m including 2m grading @ 2.49g/t from 16m

●	Hole PBR20: 3m grading @ 2.27 g/t Au from 55m; 3m grading @ 1.45g/t from 65m; and 1m grading @ 2.78g/t from 76m

In late May 2019, results from three holes were announced, which brought to an end Phase I of the in-pit drilling program.

Hole U22-1 was a diamond drill hole that went through the open pit and continued outside and below the current pit bottom. Both Hole L19-1 and PBR011 were RC holes that were in the open pit. Each of these three holes intersected significant intervals of continuous gold mineralization ranging from 89.6 m to two intersections of about 30m and to three intersections in the range of 17m - 21.0m. Also notable is the fact that many of these intersections were at an average gold grade that is significantly higher than the weighted gold grade of 1.5 g/t for the entire open pit.

Intersections from Hole U22-1 are shown from inside the open pit and from below the pit bottom, which is approximately 210m from surface. Several notable intersections; such as 9.4m @ 6.5 g/t Au and 5.0m @ 7.7 g/t Au were encountered approximately 120m below the pit bottom. Significant intersections were also found below the open pit bottom in Hole 13-3, the first hole of Phase II, as reported in the company’s press release of May 1, 2019. All remaining holes in Phase II will be testing for mineralization at various levels below the open pit bottom.

Significant intercepts from the last three holes of Phase I are:

Hole U22-1

Inside the Open Pit:

●	29.6m grading @ 2.8 g/t Au starting at 81.5m; including
○	3.7m grading @ 19.5 g/t Au from 84m, including
■	1.0m grading @ 47.7 g/t Au at 86m

Outside and Below Open Pit:

●	89.6m grading @ 1.5 g/t Au starting at 147m, including
○	9.4m grading @ 6.5 g/t Au from 261.8m, including
■	6.2m grading @ 8.5 g/t Au from 265m, including
●	2.0m grading 16.6 g/t Au starting at 267m

○	5.0m grading 7.7 g/t Au from 274m, including
■	3.1m grading @ 11.2 g/t Au at 274.9m

Hole L19-1

●	31.0m grading @ 1.3 g/t Au starting at140 m, including
○	7m grading @ 2.6 g/t Au starting at 140m, including
■	1.0m grading @ 6.7 g/t Au at 142m; and
○	7m grading @ 1.4 g/t Au starting at 151m; and
○	7m grading @ 1.8 g/t Au starting at 164 m

●	17m grading @ 1.5 g/t Au starting at 215m including
○	8.0m grading at 2.2 g/t Au starting at 221m

Hole PBR011

●	21.0m grading @ 2.8 g/t Au starting at 143m, including
○	2.0m grading at 12.1 g/t Au from 162m, including
■	1.0m grading @ 19 g/t Au at 163m

In early June 2019, the results from the third hole, Hole L19-2, of the Phase II drilling program were announced. The objective of Phase II is to identify gold mineralization in the range of 50 to 200m below the pit bottom of the open pit that is the basis of the NI 43-101 ITR. The two previous drill holes in Phase II are Holes 13-3 and U22-1. All three holes have encountered significant mineralized widths that include notable intersections of high grade.

Notable intercepts in the third hole are:

Hole L19-2

●	63.0m grading @ 4.8 g/t Au from 357m to 420m; including
○	1.0m grading @ 7.4 g/t Au starting at 360m,
○	4.0m grading @ 5.9 g/t Au starting at 369m,
○	22.0m grading @ 9.3 g/t Au starting at 387m; including
■	6.0m grading @ 18.9 g/t Au that includes 2.0m grading @ 31.1 g/t Au

In early August 2019, the Company announced the start of a geophysical survey at the Buckreef Project to help complete the Company’s new resource-geology model, which geophysical survey was completed by mid-September 2019.

Exploration Geophysics Pty Ltd was on site and commenced down-the-hole wireline geophysical surveys of holes drilled earlier in the year. This was done by using a probe with IP and Electromagnetic sensors that feed a continuous stream of data on resistivity and chargeability of the host rocks to a truck on surface. This data will then be analyzed and will assist identification and/or correlation of different rock units and shear structures between the various drill-holes and thus also provide potential targets for follow up in-fill drilling.

The initial phase of the geophysical survey is based on 10 holes with a survey length of about 3,620m. The Company expects that additional holes will be surveyed in Phase Two. The actual number of surveyed holes will also depend on accessibility as some might have collapsed after the drill rods were pulled out.

The data from the geophysical survey will assist the Company in completing its resource-geology model. This model will be a state-of-the-art interpretation of the principal geological elements that carry gold mineralization and the key structures that are important in the distribution of gold along an estimated strike length of 1,200m of the Buckreef mineral occurrence. The model will extend from surface to depths that are in some locations several hundred meters below the pit bottom of the current open pit as reported in the NI 43-101 ITR.

The geological and structural information arising from the geophysical surveys will also be used to facilitate definition of hard wireframes that are necessary in order to do resource estimations. All resource estimations released by the Company on the Buckreef Project to date are based on a model verified by Virimai.

The model is divided into nine domains. The wireframes for these domains were designed to be mineralization envelopes largely unconstrained by geological or structural limitations. There are a total of 22 sub-domains in the model. In general, the gold assay data of the sub-domains are statistically distinct from the population of the main domains. The Company expects that the wireframes in the new geological-resource model will be closely linked to the geological information in the model.

At the time that the Company acquired the Buckreef Project (encompassing Buckreef, Tembo, Bingwa and Buziba prospects) it also acquired a significant database of assays and drill logs from such predecessor companies such as IAMGold and others. In total, this historical database came from over 8,700 exploration holes that amounted to 202,000m of RC drilling and 28,000m of diamond drilling. For the initial mineral resource definition, the RC and diamond core drill-hole database was interrogated and verified by by Virimai.

On the Buckreef Project itself, the Company has assembled a large database that contains gold assays as well as geological information from over 892 Holes (137,509.95m). In addition to gold assays, the database also has geological information such as rock types, alteration type, amount of sulphide and structural information such as the presence of shear zones. All this information is being used to put together the new resource-geology model. Drilling of Phase II diamond drill holes is continuing on the property.

The Company has revised its license portfolio by discarding certain licenses in line with the strategic decision to focus on the Buckreef Project as well as closely monitor and reduce its liabilities arising from statutory payments such as annual fees and JV option payments to underlying vendors.

In line with the new program to established prospecting licenses by registered local companies, the Company’s license holdings as of September 30, 2019 comprises a total of 28 active licenses and 104 forfeited licenses with underlying debt split by status as follows:

Active Licenses:

Category	Project_ID	# of PLs
	Buckreef	14
Retain	Itetemia	3
	Kigosi	3
	Luhala	1
JV	Lunguya	1
	Biharamulo	1
	Tulawaka	1
Discard	Itetemia	1
	Kanegele	2
	Kigosi	1
		28

Forfeited Licenses (with outstanding debt):

Category	Project_ID	# of PLs
	Biharamulo	7
	Igunga	1
	Itetemia	6
	Kanegele	10
	Kibara	3
	Kigosi	26
	Luhala	3
	Lunguya	9
Forfeited	Majimoto	1
	Manonga	10
	Mbogwe	1
	Mwadui	7
	Nyanzaga North	2
	Nzega	2
	Other	3
	Shinyanga	1
	Tulawaka	7
	Ushirombo	5
		104

In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees. The Company has been making efforts to pay off certain of its outstanding annual license fees since October 2014 for all its active licenses. In addition, the Ministry of Mines has put into effect a requirement that even though a license is forfeited, the outstanding annual fees are still due for payment hence considered a liability now included in the Company’s financial statements.

As of September 30, 2019, and based on the continuing streamlining of the PL-holdings exercise, all outstanding, current and future financial liabilities and obligations arising from our total current land-holdings (including forfeited PLs all of which no longer appear on our portal) in unpaid rents including the penalties is approximately US$511,548 consisting as follows:

●	Forfeited Licenses Outstanding Annual Fees: US$353,010; and
●	Forfeited Penalty Fees: US$158,539.

Highlights on the landholdings include:

●	Annual fees for the Buckreef Special Mining License has been duly paid, is presently current and in full force and effect.

●	The Itetemia ML application was arbitrarily cancelled by the Mining Commission without any formal communications on the outcome of the Company’s original application submitted in November 2015. The Company has initiated a formal appeal to reverse that decision.

●	The Company also suspended its Kigosi project, a pre-production mining project whose development has been delayed due to recently enacted laws on mining in areas designated as game reserves. During the reporting period, the Mining Commission assumed 100% control of the Kigosi ML96/2013 while the protracted negotiations for access to the restricted Kigosi game reserve area are ongoing. Management has engaged the Mining Commission as well as the Minister of Mines to determine the event that have occurred. The Company has taken action to remedy the situation. The Company has paid all outstanding annual fees to the Ministry of Mines as a show of good faith while negotiations for access with the Ministry of Natural Resources and Tourism continue.

●	Due to some attempted invasion in and around the Buckreef Project, the Company has requested and been granted the presence of Tanzanian police at the camp site and is negotiating a Memorandum of Understanding with the Tanzanian Inspector General Police, to have a permanent security detail from the Police force as we go forward with the project development.

Brief description of the work done and license holdings grouped by project names is summarized in the section below.

Mine Development and Operations

The Buckreef Project is in the Geita District of the Geita Region south of Lake Victoria, some 110km southwest of the city of Mwanza. The project area can be accessed by ferry across Smiths Sound, via tarred national road and thereafter via unpaved but well-maintained gravel roads. The Buckreef Project comprises five prospects namely Buckreef, Bingwa, Tembo, Eastern Porphyry and Buziba. The Buckreef Project encompasses three ore zones namely Buckreef South, Buckreef Main and Buckreef North. The Buckreef Project is fully-licensed for mining and extraction of gold.

Mining Buckreef South Pilot Pit

The following cumulative work on mining and process plant operations was completed up to August 31, 2019:

●	No mining or ore processing activities conducted at the Buckreef Project during the reporting period.
●	Historical cumulative total ore mined from the Buckreef South pilot pit as of 31st November 2018 remains at 119,725.59t averaging 1.86g/t Au with total contained metal ounces of 7,161.24.
●	The disposition of the Ore stockpiled as of 31st November 2018, remains as follows: ROMPAD: 72,315.66t @1.39g/t Au (3,237.96 Ozs); Pad#1: 20,931.75t @2.29g/t Au (1,541.77 Ozs); Pad#2: 12,943.78t @2.78g/t Au (1,155.55 Ozs); Pad#3: 9,237.90t @ 3.85g/t Au (1,143.49 Ozs) & Crusher Pad: 4,245t @ 3.86 g/t Au (526.62 Ozs).

Resource Drilling on the Buckreef Main Pit Area

The following cumulative work on mining and process plant operations was completed up to August 31, 2019:

●	Continued Phase 2 resource upgrade Diamond Core (DD) drilling program.
●	Commenced Phase 2 RC pre-collaring for deeper DD resource upgrade drill-holes.

Reverse Circulation (RC) Drilling (Pre-collaring)

●	Phase 2 Reverse Circulation (RC) resource upgrade drilling comprising seven (7) RC drill-holes with a combined total metreage of 1,503m all drilled by Coreworthy mainly as RC pre-collaring was completed during the reporting period.

Diamond Core (DD) Drilling

●	An additional eight DD drill-holes with a combined total metreage of 2,716.12m (all done by Coreworthy) were completed during the reporting period.

Drilling Assay Results

During the reporting period, assays results included significant intercepts as follows:

●	L91_2 (BMDD217): 1m@1.16g/t Au from 255m; 66.7m@4.51g/t Au from 357.30m including 3m@4.85g/t Au from 358m; & 31m@7.10g/t Au from 385m including 7m@17.00g/t Au from 398m.

●	PBR09 (BMRCD293): 1.05m@1.41g/t Au from 264.95m; 5m@1.50g/t Au from 273m including 1m@4.05g/t (274m), & 9.10m@1.36g/t (285.90m) with 1.60m@2.45g/t.

●	PBR14 (BMRCD294): 1m@1.58g/t Au from 275m & 8m@0.29g/t Au from 290m;

●	L21_3 (BMRCD295): 65.21m@0.42g/t Au from 252.31m including 1.50m@1.18g/t (298.50m), 5m@1.05g/t (317m) & 1m@1.34g/t (342m); 65.45m@1.06g/t Au from 361.45m including 6.69m@3.41g/t (364m), 13.07m@1.88g/t (393m) with 3.56m@3.68g/t (402m); 1.20m@2.34g/t (428.50m) & 3m@1.07g/t (462m).

●	U22.5_1 (BMDD218): 8m@1.36g/t Au from 305m including 1m@5.41g/t (307m); 1m@1.05g/t Au (338m); 3m@1.37g/t Au from 364m including 1m@2.74g/t (364m).

●	L20.5_1 (BMRCD296): 34m@0.53g/t Au from 225m including 6m@0.75g/t Au from 227m; 4m@0.56g/t Au from 234m; 6m@1.16g/t Au from 258m, 11m@0.65g/t Au from 313m; & 68.50m@0.74g/t Au from 546m including 6m@0.65g/t Au from 550m; 6m@0.85g/t Au from 557m, 10m@2.59g/t Au from 564m and 1.5m@3.55g/t Au from 600.5m.

●	L21_3 (BMRCD295): 117.07m@0.75g/t Au from 295m including 7m@0.9g/t Au from 317m; 7.2m@3.2g/t Au from 384m including 5.1m@4.68g/t (384.7m), 13.07m@1.88g/t Au from 393m including 4m@1.37g/t (394m) & 6.56m@2.43g/t Au (399m); 3m@1.07g/t Au from 462m.

●	L21_4 (BMDD219): 4m@1.50g/t Au from 162m including 1m@2.55g/t from 164m; 78.27m@0.28g/t Au from 342m including 5m@1.0g/t Au from 417m; 15m@0.59g/t Au from 496m; 6m@0.49g/t (517m).

●	U22.5_1 (BMDD218): 4m@1.36g/t Au from 29m; 8m@1.36g/t Au from 305m including 1m@5.41g/t (307m) & 3m@1.37g/t Au from 364m.

●	L23_3(BMRCD297): 2m@0.46g/t Au from 443m; 0.5m@1.19g/t Au from 452m; 2m@0.65g/t Au from 480m; 1m@0.71g/t Au from 494; 2m@0.28g/t Au from 517m; 3m@0.63g/t Au from 522m; 4.5m@1.44g/t Au from 527m including 3m@1.96 from 532m; 5m@0.24g/t Au from 540m, 2m@1.05g/t Au from 558m; 2m@3.32g/t Au from 564m including 1m@4.15g/t Au from 564m; & 5m@1.22g/t Au from 576m including 1m@2.09g/t Au from 578m.

The bulk of the assay results show wide low-grade mineralization envelopes at depth related to specific geological units and structures. The wide ore zones occasionally contain pockets of high gold content whose control is possibly related to points of cross cutting structures and intensity of alteration plus presence of finely disseminated sulphides in the host units.

Mineral Resource and Mineral Reserve Estimates

The Buckreef Project mineral resources as at August 31, 2019 using a cut-off grade of 0.5g/t is as summarized in the table below:

Buckreef Project Mineral Resource Estimate as of August 31, 2019 (Source Virimai Projects, 2018)

The Buckreef Project pit-optimized mineral reserves as at August 31, 2019 using a cut-off grade of 0.3g/t is as summarized in the table below:

Buckreef Project Mineral Reserve Estimate as of August 31, 2019 (Source Virimai Projects, 2018)

Buziba Project

During the reporting period, no fieldwork was conducted in the project area.

The Buziba Project comprises a single prospecting license (PL6545/2010) located some 25km east of the Buckreef Project in the Geita district. The project area can be accessed from Buckreef via unpaved and poorly maintained gravel roads. The Project is a pre-development stage medium grade gold deposit and principal host lithologies include basalt, co-magmatic dolerite and a suite of intrusive quartz-albite felsic porphyries. Gold mineralization associated with shear-hosted vein quartz arrays in meta-basalts and as extensive stock works in the felsic porphyries. Geometry of the mineralization is highly irregular, forming a zone 200m thick and extending E-W for at least 2,500m.

Based on an NI 43-101 compliant Preliminary Economic Report published in 2012 and subsequently in 2014, the global gold resources (Measured, Indicated & Inferred) estimated over approximately 2.5km strike length and to a depth of 230 metres below surface amounts to 29Mt@1.04g/t containing 984,144ozs of gold.

License Holding and Status (Buckreef and Buziba)

At the end of Q4 2019, the Buckreef Project technically comprises one PL and one SML covering a surface area of 21.64km2. However, due to ongoing discussions for the continuance of the original JV land-holdings, the 12 other PLs whose 8-year tenure expired are still safeguarded on the Ministry of Minerals License Portal record and the license status and statutory liabilities for the Buckreef project is as shown in the table below:

Buckreef Project PL Portfolio Status – License Status and Liabilities as of August 31,, 2019

Project_ID	Company_ID	Vendor_ID	PL_ID	Application Date	Granted Date	Rent Paid To	Expiry Date	Area (km2)	Status	Application Fee	Preparation fee	Annual Rent 2019/20	Total Cost
Buckreef	Buckreef	Stamico	PL6427/10	12-Mar-10	21-Jun-10	20-Jun-18	20-Jun-18	2.1	8yr-tenure Expired				$0.00
Buckreef	Buckreef	Stamico	PL6428/10	12-Mar-10	21-Jun-10	20-Jun-18	20-Jun-18	3.0	8yr-tenure Expired				$0.00
Buckreef	Buckreef	Stamico	PL6429/10	12-Mar-10	21-Jun-10	20-Jun-18	20-Jun-18	20.0	8yr-tenure Expired				$0.00
Buckreef	Buckreef	Stamico	PL6430/10	12-Mar-10	21-Jun-10	20-Jun-18	20-Jun-18	8.9	8yr-tenure Expired				$0.00
Buckreef	Buckreef	Stamico	PL6549/10	30-Mar-10	12-Jul-10	11-Jul-18	11-Jul-18	2.7	8yr-tenure Expired				$0.00
Buckreef	Buckreef	Stamico	PL6432/10	12-Mar-10	21-Jun-10	20-Jun-18	20-Jun-18	2.0	8yr-tenure Expired				$0.00
Buckreef	Buckreef	Stamico	PL6431/10	12-Mar-10	21-Jun-10	20-Jun-18	20-Jun-18	2.7	8yr-tenure Expired				$0.00
Buckreef	Buckreef	Stamico	PL6544/10	30-Mar-10	12-Jul-10	11-Jul-18	11-Jul-18	2.6	8yr-tenure Expired				$0.00
Buckreef	Buckreef	Stamico	PL6546/10	30-Mar-10	12-Jul-10	11-Jul-18	11-Jul-18	17.4	8yr-tenure Expired				$0.00
Buckreef	Buckreef	Stamico	PL6547/10	30-Mar-10	12-Jul-10	11-Jul-18	11-Jul-18	5.3	8yr-tenure Expired				$0.00
Buckreef	Buckreef	Stamico	PL6548/10	30-Mar-10	12-Jul-10	11-Jul-18	11-Jul-18	1.9	8yr-tenure Expired				$0.00
Buckreef	Buckreef	Stamico	PL6545/10	30-Mar-10	12-Jul-10	11-Jul-18	11-Jul-18	5.3	8yr-tenure Expired				$0.00
Buckreef	Buckreef	Stamico	PL9968/14	21-Oct-13	10-Jul-14	9-Jul-20	9-Jul-21	5.6	Active			$0.00	$0.00
Buckreef	Buckreef	Stamico	SML04/92	12-Jun-00	12-Jun-00	11-Jun-20	11-Jun-27	16.0	Active			$0.00	$0.00
									Grand Total	$0.00	$0.00	$0.00	$0.00

●	According to the updated Government Records the Buckreef-Buziba Project Annual Fees Liability as of 31st August is USD$0.00.
●	The Company, through its JV partner, Stamico, is still in the process of negotiating with the Mining Commission to issue new Licenses to preserve the PL holdings for the JV agreement.
●	The Company still has not received any information back from the Government on its request to review the proposed land compensation for villagers affected by the expanded Buckreef Special Mining Lease area.

Itetemia Property

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

The process to convert the PL covering the Horseshoe Gold Prospect at Itetemia into a Mining License (ML) commenced on November 4, 2015. Despite numerous enquiries by the Company, no official feedback has been received from authorities in the Ministry of Mines or the Mining Commission on the status of this application during the reporting quarter. In the Company’s normal monthly review of the Government portal it became aware of changes made to the Itetemia Mining License Application. No official correspondence has been received, however it appears that our application has been denied and 5 PML’s reverted back into another name based on what we see from the portal. Management has engaged the Mining Commission as well as the Minister of Mines to determine the events , and the Company is taking action to remedy the situation. The Company also has the option of referring the situation should it not resolve in our favor to the Tanzanian anti-corruption bureau or possibly seeking legal remedy under the Tanzanian / Canadian economic treaty of 2013.

As of September 30, 2019, the retained portion of the Itetemia Property area now has 4 active PLs all covering a surface area of 13.37km2. However, as of May 2019, the area covered by the ML application has five (5) PMLs already granted over the ML application area and now the subject of a court case filed by the Company to redress the situation.

Itetemia Gold Project PL Portfolio Status – License Status and Liabilities as of August 31, 2019

Project_ID	Company_ID	Vendor_ID	PL_ID	Application Date	Granted Date	Rent Paid To	Expiry Date	Area (km2)	Status	Application Fee	Preparation fee	Annual Rent 2019/20	Total Cost
Itetemia	Tanzam	Stamico	PL8638/2012	02-Nov-10	21-Dec-12	20-Dec-19	20-Dec-19	4.21	Active	$300.00		$842.00	$1,142.00
Itetemia	Tancan	Stamico	PL8661/2012	18-May-09	24-Dec-12	23-Dec-19	23-Dec-19	4.62	Active	$300.00		$924.00	$1,224.00
Itetemia	Tanzam	Stamico	PL8958/2013	14-Jun-10	08-Feb-13	7-Feb-20	07-Feb-20	2.27	Active	$300.00		$0.00	$300.00
Itetemia	Tanzam		PL9564/2014	29-Jun-09	27-Jan-14	26-Jan-18	26-Jan-18	1.47	Active				$0.00
									Grand Total	$900.00	$0.00	$1,766.00	$2,666.00

●	All three of the critical PLs were successfully renewed.
●	Current liability (no penalties) on the Itetemia licenses totals US$2,666 mainly related to planned renewal applications and attendant annual fees for the renewal period as itemized in the table above.

Kigosi Project

During the reporting period, no fieldwork was conducted in the project area.

Kigosi Project area remains subject to a Game Reserve Declaration Order. Upon repeal or amendment of that order by the Tanzanian Government, the Kigosi Mining Company will be legally entitled to exercise its rights under the Mineral Rights and Mining License. A recent pronouncement by the Honorable President of Tanzania to local villagers in Ushirombo stated that his government had commenced procedures for de-gazetting part of the Kigosi-Moyowosi game reserve area to afford villagers extended land for agriculture and mining activities.

Mine development plans at Kigosi continue to be shelved since under the 2010 Mining Act, only exploration and mining of energy minerals, including uranium, gas and petroleum is permitted in any game reserve. Historical exploration on the project established a resource as shown in table below.

Kigosi Gold Project: Historical published Resource/Reserve results

The table below shows the status (as of August 31, 2019) of the Kigosi Project license portfolio (identified as critical to the project) has 4 active PLs all covering a surface area of 61.98km2 (excluding the Kigosi ML096/2013 that was put under Mining Commission protector ship while access negotiations are underway) The license status and statutory liabilities are as shown in the table below:

Kigosi Gold Project PL Portfolio Status – License Status and Liabilities as of August 31, 2019

Project_ID	Company_ID	Vendor_ID	PL_ID	Application Date	Granted Date	Rent Paid To	Expiry Date	Area (km2)	Status	Application Fee	Preparation fee	Annual Rent 2019/20	Total Cost
Kigosi	Tanzam	Abby Mining	PL10170/2014	15-Oct-13	29-Aug-14	28-Aug-18	28-Aug-18	14.90	Pending Renewal	$300.00		$5,587.50	$5,887.50
Kigosi	Tanzam	Abby Mining	PL10171/2014	13-Dec-13	29-Aug-14	28-Aug-18	28-Aug-18	22.69	Pending Renewal	$300.00		$8,508.75	$8,808.75
Kigosi	Tanzam	Abby Mining	PL10184/2014	15-Oct-13	29-Aug-14	28-Aug-18	28-Aug-18	19.50	Pending Renewal	$300.00		$7,312.50	$7,612.50
Kigosi	Tanzam	Bazos	PL10187/2014	13-Apr-12	29-Aug-14	29-Aug-18	28-Aug-18	4.89	Active	$300.00	$300.00	$489.00	$1,089.00
									Grand Total	$1,200.00	$300.00	$21,897.75	$23,397.75

●	Applications for renewal of three of the critical licenses were successfully submitted.
●	Current liability (no penalties) on the active licenses totals US$23,398 mainly related to planned renewal applications and attendant annual fees for the renewal period as itemized in the table above.
●	There is an anticipated liability that will stem from some of the forfeited licenses whose outstanding annual fees at the time of forfeiture are being tabulated by the Ministry.

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

Luhala Gold Project: Historical published exploration results

The process of selecting a consultant to carry out feasibility study at the Luhala gold project has been completed and once funds are available the contract to engage the consultant to carry out the study will be signed to initiate the FS study reporting.

At the end of this reporting period, critical Luhala project area had 1 PL covering a surface area of 3.45km2. The Luhala Project license status and statutory liabilities are as shown in the table below:

Luhala Gold Project PL Portfolio Status – License Status and Liability as of August 31, 2019

Project_ID	Company_ID	Vendor_ID	PL_ID	Application Date	Granted Date	Rent Paid To	Expiry Date	Area (km2)	Status	Application Fee	Preparation fee	Annual Rent 2019/20	Total Cost
Luhala	Tancan		PL8937/2013	14-Jun-10	08-Feb-13	07-Feb-20	07-Feb-20	3.45	Active	$300.00		$0.00	$300.00
									Grand Total	$300.00	$0.00	$0.00	$300.00

●	The single PL has been renewed.
●	Current liability (no penalties) on the Active license totals US$300 mainly related to planned renewal applications and attendant annual fees for the renewal period as itemized in the table above.
●	There is an anticipated liability that will stem from some of the forfeited licenses whose outstanding annual fees at the time of forfeiture are being tabulated by the Ministry.

Exploration Projects Updates: Other PLs (JV/Discard)

Following the Company’s decision to include mine development to its strategy of focusing on the development of the Buckreef Project from its portfolio of properties and with the rising costs of maintaining prospecting and other licenses in Tanzania, management continues to streamline its license portfolio in Tanzania.

During the reporting period, the Company managed to pay off the bulk of the liabilities (as per the last government published debtors’ list of January 31, 2019) for Prospecting Licenses proposed for possible Joint Venture partnerships (blue text) and/or discard (purple text) and subsequently discarded the bulk of the licenses that were considered surplus (Discard category). The entire portfolio covers a combined area of 67.52km2.

Remaining Gold Project PL Portfolio Status – License Status and Liabilities as of August 31, 2019

Project_ID	Company_ID	Vendor_ID	PL_ID	Application Date	Granted Date	Rent Paid To	Expiry Date	Area (km2)	Status	Application Fee	Preparation fee	Annual Rent 2019/20	Total Cost
Lunguya	Tanzam		PL10145/2014	30-Dec-12	29-Aug-14	28-Aug-15	28-Aug-18	8.53	Pending Renewal	$300.00		$3,198.75	$3,498.75
Biharamulo	Tanzam		PL8963/2013	24-Dec-09	08-Feb-13	7-Feb-17	07-Feb-17	22.15	Active-in default				$0.00
Kanegele	Tanzam		PL10186/2014	30-Mar-12	29-Aug-14	28-Jan-18	28-Aug-18	2.32	Active				$0.00
Kanegele	Tanzam		PL8664/2012	17-Sep-09	21-Dec-12	20-Dec-16	20-Dec-16	3.19	Active				$0.00
Kibara	Tanzam		PL9231/2013	30-Oct-09	21-Jun-13	20-Jun-17	20-Jun-17	22.48	Active-in default				$0.00
Tulawaka	Tanzam		PL10331/2014	06-Sep-10	20-Oct-14	19-0ct-18	19-Oct-18	8.85	Active - In Default				$0.00
									Grand Total	$300.00	$0.00	$3,198.75	$3,498.75

●	All the PLs have outstanding annual fees and penalty fee payments were paid up during the reporting period.
●	Current liability (no penalties) on the active license totals US$3,499 mainly related to planned renewal applications and attendant annual fees for the renewal period as itemized in the table above.
●	There is an anticipated liability that will stem from some of the forfeited licenses whose outstanding annual fees at the time of forfeiture is being tabulated by the Ministry.

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

Following the gazetting of the new Mining Regulations (2017) and strict adherence to the statutory directives in the Mining Act of 2010, the relinquished half of the license area now reverts back to the government and has a 4-month grace period during which no applications are entertained by the Ministry of Mines. At the end of the 4-month period, other companies can apply for the leases and it is up to the government to award the licenses in order to maximize exploration activity by more juniors. The previous license holder is not automatically guaranteed to be awarded the relinquished license.

The total number of licenses that expired and/or forfeited to the state during the reporting period amounted to 104 PLs and the liabilities by both project and company name are as summarized in the tables below.

Table 1: Tancan PLs that forfeited and outstanding Liabilities as of September 30, 2019

Licence						ANNUAL FEE	50% PENALTY FEE	AMOUNT PAID	OUTSTANDING
No.	Project_ID	Vendor_ID	Licence Holder	Minerals	Status	COMPONENT	COMPONENT	30 AUG 2019	DEBT
PL9374/2013	Itetemia	Stamico	Tancan Mining	Au	Forfeited	$227.00	$113.50	$340.50	$0.00
PL4821/2007	Itetemia		Tancan Mining	Au	Forfeited	$1,848.00	$924.00	$0.00	$2,772.00
PL4862/2007	Manonga		Tancan Mining	Au	Forfeited	$469.00	$234.50	$0.00	$703.50
PL6059/2009	Itetemia		Tancan Mining	Au	Forfeited	$1,848.00	$924.00	$0.00	$2,772.00
PL7427/2011	Kibara		Tancan Mining	Au	Forfeited	$3,108.00	$1,554.00	$0.00	$4,662.00
PL8660/2012	Biharamulo		Tancan Mining	Au	Forfeited	$4,098.00	$2,049.00	$0.00	$6,147.00
PL9226/2013	Manonga		Tancan Mining	Au	Forfeited	$8,643.00	$4,321.50	$0.00	$12,964.50
PL9232/2013	Mbogwe		Tancan Mining	Au	Forfeited	$11,514.00	$5,757.00	$0.00	$17,271.00
PL8478/2012	Tulawaka		Tancan Mining	Au	Forfeited	$1,296.00	$648.00	$0.00	$1,944.00
PL8458/2012	Manonga		Tancan Mining	Au	Forfeited	$1,608.00	$804.00	$0.00	$2,412.00
PL9785/2014	Kigosi		Tancan Mining	Au	Forfeited	$1,260.00	$630.00	$0.00	$1,890.00
PL8940/2013	Lunguya		Tancan Mining	Au	Forfeited	$1,706.00	$853.00	$0.00	$2,559.00
PL9955/2014	Tulawaka		Tancan Mining	Au	Forfeited	$1,809.00	$904.50	$0.00	$2,713.50
PL9956/2014	Kigosi		Tancan Mining	Au	Forfeited	$5,118.00	$2,559.00	$0.00	$7,677.00
PL9565/2014	Kigosi		Tancan Mining	Au	Forfeited	$4,280.00	$2,140.00	$0.00	$6,420.00
PL9777/2014	Biharamulo		Tancan Mining	Au	Forfeited	$4,992.00	$2,496.00	$0.00	$7,488.00
PL8947/2013	Mwadui		Tancan Mining	Au	Forfeited	$7,674.00	$3,837.00	$0.00	$11,511.00
PL10277/2014	Kigosi		Tancan Mining	Au	Forfeited	$6,354.00	$3,177.00	$0.00	$9,531.00
PL9338/2013	Kigosi		Tancan Mining	Au	Forfeited	$8,836.00	$4,418.00	$0.00	$13,254.00
PL10605/2015	Kigosi		Tancan Mining	Au	Forfeited	$14,604.00	$7,302.00	$0.00	$21,906.00
PL8938/2013	Kigosi		Tancan Mining	Au	Forfeited	$1,102.00	$551.00	$0.00	$1,653.00
PL9030/2013	Kigosi		Tancan Mining	Au	Forfeited	$980.00	$490.00	$0.00	$1,470.00
PL9225/2013	Kigosi		Tancan Mining	Au	Forfeited	$1,730.00	$865.00	$0.00	$2,595.00
PL6402/2010	Luhala		Tancan Mining	Au	Forfeited	$1,534.50	$767.25	$0.00	$2,301.75
PL6759/2010	Luhala		Tancan Mining	Au	Forfeited	$2,688.00	$1,344.00	$0.00	$4,032.00
PL8103/2012	Nyanzaga north		Tancan Mining	Au	Forfeited	$2,730.00	$1,365.00	$0.00	$4,095.00
PL9373/2013	Kanegele		Tancan Mining	Au	Forfeited	$566.00	$283.00	$0.00	$849.00
PL10140/2014	Kigosi		Tancan Mining	Au	Forfeited	$747.00	$373.50	$0.00	$1,120.50
PL10141/2014	Kanegele		Tancan Mining	Au	Forfeited	$2,850.00	$1,425.00	$0.00	$4,275.00
PL8961/2013	Itetemia		Tancan Mining	Au	Forfeited	$852.00	$426.00	$0.00	$1,278.00
PL6564/2010	Kigosi		Tancan Mining	Au	Forfeited	$3,069.00	$1,534.50	$0.00	$4,603.50
PL8667/2012	Kigosi		Tancan Mining	Au	Forfeited	$870.00	$435.00	$0.00	$1,305.00
PL8921/2013	Kigosi		Tancan Mining	Au	Forfeited	$590.00	$295.00	$0.00	$885.00
PL8922/2013	Kigosi		Tancan Mining	Au	Forfeited	$7,120.00	$3,560.00	$0.00	$10,680.00
PL8925/2013	Kigosi		Tancan Mining	Au	Forfeited	$4,330.00	$2,165.00	$0.00	$6,495.00
PL8666/2012	Kanegele		Tancan Mining	Au	Forfeited	$260.00	$130.00	$0.00	$390.00
PL8475/2012	Manonga		Tancan Mining	Au	Forfeited	$580.00	$290.00	$0.00	$870.00
PL8485/2012	Manonga		Tancan Mining	Au	Forfeited	$4,092.00	$2,046.00	$0.00	$6,138.00
PL8957/2013	Manonga		Tancan Mining	Au	Forfeited	$4,092.00	$2,046.00	$0.00	$6,138.00
PL8960/2013	Nyanzaga north		Tancan Mining	Au	Forfeited	$2,697.00	$1,348.50	$0.00	$4,045.50
PL8924/2013	Shinyanga		Tancan Mining	Au	Forfeited	$8,913.00	$4,456.50	$0.00	$13,369.50
PL8642/2012	Ushirombo		Tancan Mining	Au	Forfeited	$711.00	$355.50	$0.00	$1,066.50
PL6925/2011	Ushirombo		Tancan Mining	Au	Forfeited	$2,202.00	$1,101.00	$0.00	$3,303.00
PL8484/2012	Ushirombo		Tancan Mining	Au	Forfeited	$2,228.00	$1,114.00	$0.00	$3,342.00
PL8639/2012	Ushirombo		Tancan Mining	Au	Forfeited	$1,854.00	$927.00	$0.00	$2,781.00
PL7773/2012	Lunguya		Tancan Mining	Au	Forfeited	$1,040.00	$520.00	$0.00	$1,560.00
PL8920/2013	Kibara		Tancan Mining	Au	Forfeited	$5,016.00	$2,508.00	$0.00	$7,524.00
PL9201/2013	Kibara		Tancan Mining	Au	Forfeited	$3,918.00	$1,959.00	$0.00	$5,877.00
					Sub Total	$160,653.50	$80,326.75	$340.50	$240,639.75

Table 2: Tanzam2000 PLs that forfeited and outstanding Liabilities as of September 30, 2019

Licence						ANNUAL FEE	50% PENALTY FEE	AMOUNT PAID	OUTSTANDING
No.	Project_ID	Vendor_ID	Licence Holder	Minerals	Status	COMPONENT	COMPONENT	30 AUG 2019	DEBT
PL9465/2013	Kanegele		Tanzam2000	Au	Forfeited	$3,870.00	$1,935.00	$0.00	$5,805.00
PL9672/2014	Biharamulo		Tanzam2000	Au	Forfeited	$7,683.00	$3,841.50	$0.00	$11,524.50
PL8914/2014	Biharamulo		Tanzam2000	Au	Forfeited	$3,512.00	$1,756.00	$0.00	$5,268.00
PL9229/2013	Itetemia		Tanzam2000	Au	Forfeited	$5,054.00	$2,527.00	$0.00	$7,581.00
PL8676/2012	Kanegele		Tanzam2000	Au	Forfeited	$472.00	$236.00	$0.00	$708.00
PL9037/2013	Kanegele		Tanzam2000	Au	Forfeited	$1,046.00	$523.00	$0.00	$1,569.00
PL6455/2010	Kigosi		Tanzam2000	Au	Forfeited	$2,973.00	$1,486.50	$0.00	$4,459.50
PL8476/2012	Kigosi		Tanzam2000	Au	Forfeited	$1,728.00	$864.00	$0.00	$2,592.00
PL8477/2012	Kigosi		Tanzam2000	Au	Forfeited	$4,266.00	$2,133.00	$0.00	$6,399.00
PL8663/2012	Kigosi		Tanzam2000	Au	Forfeited	$2,942.00	$1,471.00	$0.00	$4,413.00
PL5289/2008	Lunguya		Tanzam2000	Au	Forfeited	$3,980.00	$1,990.00	$0.00	$5,970.00
PL9228/2013	Lunguya		Tanzam2000	Au	Forfeited	$1,776.00	$888.00	$0.00	$2,664.00
PL6273/2009	Nzega		Tanzam2000	Au	Forfeited	$2,176.00	$1,088.00	$0.00	$3,264.00
PL8479/2012	Tulawaka		Tanzam2000	Au	Forfeited	$1,222.00	$611.00	$0.00	$1,833.00
PL9227/2013	Ushirombo		Tanzam2000	Au	Forfeited	$5,481.00	$2,740.50	$0.00	$8,221.50
PL6941/2011	Lunguya		Tanzam2000	Au	Forfeited	$7,915.50	$3,957.75	$0.00	$11,873.25
PL9224/2013	Kanegele		Tanzam2000	Au	Forfeited	$3,232.00	$1,616.00	$0.00	$4,848.00
PL9361/2013	Kanegele		Tanzam2000	Au	Forfeited	$4,434.00	$2,217.00	$0.00	$6,651.00
PL4605/2007	Igunga		Tanzam2000	Au	Forfeited	$2,683.49	$1,341.74	$0.00	$4,025.23
PL4838/2007	Other		Tanzam2000	Au	Forfeited	$3,958.00	$1,979.00	$0.00	$5,937.00
PL4911/2008	Tulawaka		Tanzam2000	Au	Forfeited	$670.00	$335.00	$0.00	$1,005.00
PL4962/2008	Tulawaka		Tanzam2000	Au	Forfeited	$1,108.00	$554.00	$0.00	$1,662.00
PL5278/2009	Luhala		Tanzam2000	Au	Forfeited	$2,772.00	$1,386.00	$0.00	$4,158.00
PL6222/2009	Biharamulo		Tanzam2000	Au	Forfeited	$5,020.00	$2,510.00	$0.00	$7,530.00
PL6240/2009	Other		Tanzam2000	Au	Forfeited	$6,054.00	$3,027.00	$0.00	$9,081.00
PL6666/2010	Majimoto		Tanzam2000	Au	Forfeited	$1,516.80	$758.40	$0.00	$2,275.20
PL6694/2010	Manonga		Tanzam2000	Au	Forfeited	$9,706.00	$4,853.00	$0.00	$14,559.00
PL6842/2010	Mwadui		Tanzam2000	Au	Forfeited	$2,733.60	$1,366.80	$0.00	$4,100.40
PL9781/2014	Biharamulo		Tanzam2000	Au	Forfeited	$7,677.00	$3,838.50	$0.00	$11,515.50
PL8300/2012	Kigosi		Tanzam2000	Au	Forfeited	$1,002.00	$501.00	$0.00	$1,503.00
PL8171/2012	Kanegele		Tanzam2000	Au	Forfeited	$2,763.00	$1,381.50	$0.00	$4,144.50
PL9295/2013	Biharamulo		Tanzam2000	Au	Forfeited	$4,434.00	$2,217.00	$0.00	$6,651.00
PL8964/2013	Manonga		Tanzam2000	Au	Forfeited	$4,194.00	$2,097.00	$0.00	$6,291.00
PL9035/2013	Manonga		Tanzam2000	Au	Forfeited	$1,461.00	$730.50	$0.00	$2,191.50
PL8674/2012	Tulawaka		Tanzam2000	Au	Forfeited	$1,806.00	$903.00	$0.00	$2,709.00
PL8671/2012	Mwadui		Tanzam2000	Au	Forfeited	$564.00	$282.00	$0.00	$846.00
PL8673/2012	Mwadui		Tanzam2000	Au	Forfeited	$5,373.00	$2,686.50	$0.00	$8,059.50
PL6449/2010	Kigosi		Tanzam2000	Au	Forfeited	$1,491.00	$745.50	$0.00	$2,236.50
PL6756/2010	Kanegele		Tanzam2000	Au	Forfeited	$1,074.00	$537.00	$0.00	$1,611.00
PL7358/2011	Lunguya		Tanzam2000	Au	Forfeited	$853.00	$426.50	$0.00	$1,279.50
PL7548/2012	Kigosi		Tanzam2000	Au	Forfeited	$2,110.33	$1,055.17	$0.00	$3,165.50
PL8675/2012	Kigosi		Tanzam2000	Au	Forfeited	$4,140.00	$2,070.00	$0.00	$6,210.00
PL8962/2013	Kigosi		Tanzam2000	Au	Forfeited	$976.00	$488.00	$0.00	$1,464.00
PL6406/2010	Manonga		Tanzam2000	Au	Forfeited	$2,026.00	$1,013.00	$0.00	$3,039.00
PL6411/2010	Mwadui		Tanzam2000	Au	Forfeited	$4,991.00	$2,495.50	$0.00	$7,486.50
PL4074/2006	Other		Tanzam2000	Au	Forfeited	$511.80	$255.90	$0.00	$767.70
PL8853/2013	Tulawaka		Tanzam2000	Au	Forfeited	$3,616.00	$1,808.00	$0.00	$5,424.00
PL9039/2013	Lunguya		Tanzam2000	Au	Forfeited	$1,706.00	$853.00	$0.00	$2,559.00
PL9230/2013	Mwadui		Tanzam2000	Au	Forfeited	$6,744.00	$3,372.00	$0.00	$10,116.00
PL9294/2013	Mwadui		Tanzam2000	Au	Forfeited	$5,916.00	$2,958.00	$0.00	$8,874.00
PL8677/2012	Nzega		Tanzam2000	Au	Forfeited	$6,309.00	$3,154.50	$0.00	$9,463.50
					Sub Total	$171,722.52	$85,861.26	$0.00	$257,583.78

Table 3: Other PLs that forfeited and outstanding Liabilities as of September 30, 2019

Licence						ANNUAL FEE	50% PENALTY FEE	AMOUNT PAID	OUTSTANDING
No.	Project_ID	Vendor_ID	Licence Holder	Minerals	Status	COMPONENT	COMPONENT	30 AUG 2019	DEBT
PL9626/2014	Lunguya		Chomoza	Au	Forfeited	$0.00	$0.00	$0.00	$0.00
PL10185/2014	Kigosi		Chomoza	Au	Forfeited	$2,526.00	$1,263.00	$0.00	$3,789.00
PL10150/2014	Lunguya		Pamwe Tutafika	Au	Forfeited	$1,704.00	$852.00	$0.00	$2,556.00
PL9712/2014	Kigosi		Pamwe Tutafika	Au	Forfeited	$4,191.00	$2,095.50	$0.00	$6,286.50
PL9198/2013	Itetemia		Wakawaka	Au	Forfeited	$462.00	$231.00	$0.00	$693.00
					Sub Total	$8,883.00	$4,441.50	$0.00	$13,324.50

License Liabilities Summary

The total liability (outstanding and upcoming annual fees, application fees and processing fees) by project area as of September 30th, 2019 totals US$541,411 that is split as follows:

●	Active PLs: US$29,863 (Upcoming Annual Fees-: US$26,863; Application Fees-: US$2,700 and Preparation Fees-: US$300)
●	Forfeited PLs: US$511,5483 (Outstanding Annual Fees: US$353,010 and Penalties: US$158,539)

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

Dependence on Suppliers

The Company is not dependent upon a single or few suppliers for its operations.

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

C.       Organizational Structure

The Company has the following seven subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage & Type of Securities Owned or Controlled by Company
		Voting Securities Held	Non-Voting Securities
Itetemia Mining Company Limited	Republic of Tanzania, Africa	90% (1) common shares	N/A
Lunguya Mining Company Ltd.	Republic of Tanzania, Africa	60% (2) common shares	N/A
Tancan Mining Company Limited	Republic of Tanzania, Africa	100% common shares	N/A
Tanzania American International Development Corporation 2000 Limited	Republic of Tanzania, Africa	100% common shares	N/A
Buckreef Gold Company Limited (BGCL)	Republic of Tanzania, Africa	55% (3) common shares	N/A
Northwest Basemetals Company Limited	Republic of Tanzania, Africa	75% (4) common shares	N/A
BGCL/AGC Joint Venture (6)	Republic of Tanzania, Africa	40% (5) common shares	N/A

(1)	The remaining 10% interest is held by State Mining Corporation.
(2)	The remaining 40% interest is held by Northern Mining and Consultancy Company Ltd.
(3)	The remaining 45% interest is held by State Mining Corporation.
(4)	The remaining interest is held 15% by State Mining Corporation and 10% by Songshan.
(5)	The remaining interest is held 60% by Allied Gold Corp. of United Arab Emirates.
(6)	Joint venture letter of intent signed and subject to final approval.

D.       Property, Plant and Equipment

The Company’s business is the acquisition, exploration and development of mineral properties, with a primary focus on exploring for gold properties in Tanzania. Currently, the Company is focused on the development of the Buckreef Project. Historically, the Company has funded its activities by way of the sale and issuance of its common shares and convertible loans. The Company also obtains operating funds through sales of and options to sell its various mineral property interests to other parties, retaining a royalty interest. To date, the activities of the Company within its properties with or without a known body of commercial ore, with or without established mineral reserves, have been exploratory and developmental in nature. Pre-feasibility studies have been completed and published on the Buckreef Project.

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

Buckreef Exploration History Synopsis

Year	Operator	Work Performed
1959	Tanzania Mineral Resources Division (TMRD) & UNDP	UN-sponsored regional airborne geophysical survey over Rwamgaza Greenstone Belt.
1960-1965	Tanzania Mineral Resources Division (TMRD) & UNDP	Ground based geophysical surveys (magnetics, IP) follow up on regional targets. Discovery of Buckreef Quartz Vein and follow up drilling commenced. 13 diamond drill holes by UNDP (12 in current database, UNBR01-12) identified a “possible ore zone 107m long, 8m wide and extending to 122m depth
1968	Tanzania Mineral Resources Division (TMRD)	13 diamond drill holes by Tanzanian Mineral Resources Division (MRD01-13)
1972	Tanzania Mineral Resources Division (TMRD)	Tanzanian government approved investment decision and Buckreef Gold Mining Company.
Mid-1970s	Williamson Diamonds Ltd	Underground development on 30m and 61m levels by Williamson Diamonds Ltd. Indicated ore reserve of 106,000t @ 8.7g/t Au between 23m and 76m levels using minimum mining width of 1.5m
1973-79	Tanzania Mineral Resources Division?	Further underground development and 3 diamond drill holes (BGMDD01-03) by BGMC.
1973-1981	State Mining Corporation	CIP treatment plant and other facilities established with financial assistance from Swedish International Development Agency
1982-1988	State Mining Corporation	Gold production commenced but reached only 25-40% of forecast targets. Production figure unavailable. Review of operations by British Mining Consultants Ltd. who found Buckreef assay laboratory assays 65% higher than overseas check assays
1990	State Mining Corporation	Mining ceased and workings flooded. Total ore extracted estimated at approximately 100,000t @3-4g/t Au
1992	East African Mining Corporation	Commencement of modern exploration techniques including Aircore, RC and diamond drilling.
1994	East African Gold Mines Ltd	Signing of first Buckreef Gold Mine Re-Development agreement with State Mining Corporation. Additional surface and subsurface gold resources were identified.
1995-2010	East African Gold Mines Ltd / Gallery Gold / Iamgold	Explored 40km of contiguous strike length of the RGB encompassing geophysical surveys (IP, EM & magnetic); 52,737m of RAB & AC drilling; 80,796m RC drilling and 22,197m of Diamond drilling. Several metallurgical test-works for a CIL and/or CIC process plant conducted; Preliminary economic assessment leading to a Feasibility scoping study completed. Project returned to Stamico by IAMGOLD.

Year	Operator	Work Performed
2008-2009	Tanzanian Gold	Continues with exploration and starts RAB, RC and DC drilling at Kigosi on the Luhwaika and Igunda Prospects. Completed drilling at Luhwaika and Igunda Prospects. 3D modelling completed and resources declared for both.
2010-2011	Tanzanian Gold	Commenced RAB and RC drilling at Msonga and Commenced and subsequently ceased bulk sampling of Luhwaika quartz rubble deposit (four months later). Completed drilling at Msonga. 3D modelling completed. No resource declared on Msonga.
2011	Tanzanian Gold	Second Buckreef Gold mine Re-Development JV Agreement signed between Tanzanian Gold Corporation and Stamico. Commenced with detailed review of all historical exploration data and results for an updated NI 43-101 report supervised by Venmyn Rand (Pty) Ltd.
2012-2013	Tanzanian Gold	Additional exploration and resource drilling (33,711m diamond core & 4,459m RC) conducted. Preliminary NI 43-101 report completed by Venmyn Rand (Pty) Ltd that showed a 121% increase in mineral resources. Successfully applied for extension of the Special Mining License area (from 3.4km2 to 16.04km2). Commenced NEMC EIA certification process.
2014	Tanzanian Gold	Awarded NEMC Environmental EIA certification. Metallurgical testwork for heap leach and/or CIL process plant conducted. Geotechnical test-work conducted. Construction of pilot Heap leach process plant commenced. Pilot Mining on South Pit commenced late October 2014.
2015	Tanzanian Gold	Pilot mining continued on South pit. Pilot heap leaching operations commenced.
2016	Tanzanian Gold	Force majeure declared February 2016. First gold pour from heap leach operations. Further Metallurgical testwork for CIL process plant commenced. Buckreef process plant re-dsign into CIL system commenced. Commenced application for an initial 15yr Life of Mine extension for the Special Mining License.
2017-2018	Tanzanian Gold	Applied for and received offer letter for a 10-year renewal of the Buckreef Special Mining License. Published NI 43-101 compliant Updated Mining Reserve Estimate and Economic Feasibility report completed by MaSS Resources (Pvt) Ltd of Tanzania. Subsequent amendment on said report by Virimai Projects (QP) as Zimbabwe published on SEDAR on July 2018 as per OSC directives.
2019	Tanzanian Gold	Carried out first phase of three-phase drill program. Phase I infill drilling, primarily by RC was to increase in-pit mineable reserves and has been completed. Phase II is below open pit bottom primarily by diamond drilling to explore continuity of ore zones and had commenced before fiscal year end 2019 and expected to be completed in Q1 2010. Phase III is in final planning stages and will be commenced upon completion of Phase II. Geophysical survey has been completed; new surface map has been published; new interpretation of northwest extension; and metallurgical and rock mechanics testing.

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

Current Ownership, Property and Location

In December 2010, the Company signed a binding heads of agreement with Stamico for the Buckreef Project and on October 25, 2011 entered into a Definitive Joint Venture Agreement with Stamico for the development of the project. Through its wholly-owned subsidiary, Tanzam, the Company holds a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holds the remaining 45%. The agreement provided for the formation and establishment of a joint venture company, Buckreef Gold Company Limited (“BGC Ltd.”). On 24th of October 2011, BGC Ltd. was formed and incorporated under certificate of incorporation number 86681.

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

●	BRMA: includes the Buckreef Project, the Bingwa Prospect, Eastern Porphyry Prospect and the Tembo Prospect; and

●	BZMA: includes the Buziba Prospect

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

Gold mineralisation within the LVG occurs in a number of styles including:-

●	quartz veins within minor brittle lineaments, most commonly worked on a small scale by artisanal workers, due to their limited extent and erratic gold distribution;

●	mineralisation within major ductile shear zones;

●	mineralisation associated with replacement of iron formation and ferruginous sediments; and

●	Felsic (porphyry) hosted mineralisation, such as within the RGB.

Regardless of the geological environment, it is accepted that structural control on the emplacement of the mineralisation is critical. The following structural features have proven to be important foci of gold mineralisation:

●	structural lineaments trending at 120º;

●	flexures and splays to the 120º trend (such as at Golden Pride);

●	structural lineaments at 70º (such as at Golden Ridge); and

●	Granite-greenstone contacts (such as at the Ushirombo and RGB).

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

Two main clusters of felsic intrusions occur throughout the region and comprise large batholithic granites and porphyry intrusions. The RBG could possibly form part of a much larger mafic belt that has been dissected by the intrusion of large batholithic granites. Aeromagnetic surveys over the Project area indicate the presence of granites at depth. The RBG mafic-ultramafic sequence is strained to varying degrees, with the highest strain occurring in the central area of the Buckreef Project tenements, where the belt is thinnest. In this area, the dominant rock type is mafic schist. Toward the thicker (less attenuated) eastern and western parts, the schists form thinner more discrete zones of high strain separating areas of relatively unstrained ultramafic lithologies. The granitoids are generally unstrained and hence assumed to be post peak deformation. A large portion of the basalts to the southeast of Nyarugusu are hornfelsed, suggesting the presence of granite at shallow depths beneath them.

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

Exploration Status and Project History

The Buckreef Gold Mine was an underground mine operated by the Tanzanian State during the late 1980s to early 1990s. A brief description of the historical work conducted during periods 1992-2011 (pre-Tanzanian Gold Royalty) and 2011-2019 (Tanzanian Gold era) is summarized in two sections below.

Pre-TRX era Project History

Apart from the state, several previous owners of the project undertook numerous exploration programs including aeromagnetic, helicopter borne IP, ground magnetic and soil geochemistry surveys, as well as extensive RC, Air Circulation (“AC”) and diamond drilling programs as highlighted below.

●	1994: Signing of Buckreef Redevelopment Agreement ( of the project undertook numerous exploration programs including aeromagnetic, helicopter borne IP, and ground magnetic.

●	1996: Spinifex Gold of Australia acquires East Africa Mines Ltd.

●	2003: Gallery Gold of Australia acquires Spinifex Gold

●	2006-2010: IAMGOLD Corporation (Canada) acquire Gallery Gold (project incorporated Buckreef, Buziba, Mawe Meru & Busolwa).

●	Work done includes:

➢	65,000m of exploration and reconnaissance drilling

➢	70,000m of resource definition, metallurgical and hydrogeological drilling,

➢	Estimated expenditure of US$12 million on all four projects.

➢	Total Buckreef Project mineral resources increased from 1.1 to 1.9 MoZ.

●	2010: IAMGOLD Corporation surrendered project back to Stamico after decision to relocate and concentrate on projects in Mali.

●	2010: October, TRX Corporation (Canada) signs MOU with Stamico to acquire Buckreef Project.

Iamgold, the most recent historic owner of the project, verified the historic drilling data, undertook additional exploration and defined JORC compliant Mineral Resources in 2006. Historic metallurgical testwork programs were undertaken on both the BRMA and BZMA mineralisation types. The testwork on BMRA material indicated that oxide and transitional material are amenable to treatment using typical CIL processing techniques and fresh material may benefit from flotation and a finer grind with recoveries anticipated to be in the low 90%s. The testwork results for BZMA mineralisation indicated that it is amenable to treatment using gravity and CIL processing techniques. Metallurgical recoveries for BZMA mineralisation were anticipated to be in the low to mid 90%s. Heap leaching testwork indicated that, at a 25mm to 50mm crushing size fraction in oxide mineralisation, a 75% recovery could be anticipated, whilst transitional and fresh mineralisation recoveries were lower, at 35% to 50%.

TRX era Project History and Development

The Company acquired the rights to the Buckreef Project early in 2011 and undertook further exploration work that mainly involved mineral resource confirmation drilling, mineral resource drilling, metallurgical and geotechnical diamond drilling programs as tabulated briefly below.

2011:

●	October, TRX Corporation (Canada) acquire Buckreef Gold (project incorporated Buckreef, Buziba) through definitive JV Agreement (55/45% equity) with Stamico.

●	TRX engaged Hellman & Schofield (Pty) Limited of Australia to prepare an independent NI 43-101 Preliminary Economic Assessment (PEA)-: pathfinder study

2012:

●	TRX engaged Venmyn Independent Projects (Pty) Limited of South Africa to prepare an independent NI 43-101 Preliminary Economic Assessment (PEA)-: pathfinder study evaluating all historical technical and economic parameters of the Buckreef Project (Buckreef, Buziba, Busolwa).

●	TRX successfully enalrges SML area from 4km2 to 16km2 to encompass Bingwa and Tembo prospects

2013:

●	TRX commences infill exploration & additional resource definition drilling on four main prospects as follows:

●	Buckreef Project: 684 drill-holes for 97,287m;

●	Tembo Prospect: 74 drill-holes for 5,713m;

●	Bingwa Prospect: 136 drill-holes for 12,537m &

●	Eastern porphyry: 80 drill-holes for 10,814m.

●	TRX engaged ENATA Resources to commence a National Environmental Management Council (NEMC) compliant Environmental Impact Assessment report. Final certification received in 0ctober 2014.

●	TRX institutes bulk sample heap leach metallurgical testwork on ores from Bingwa and Tembo using SGS of South Africa.

2014:

●	TRX engages Venymn to produce an updated NI 43-101 compliant Independent Technical and Valuation Report.

●	ITVR incorporated new technical parameters, exploration results, Mineral Resources to update preliminary mine design, preliminary process design, environmental fatal flaw review and economic analysis on the 2012 PEA report.

●	TRX engages contractors to construct Carbon-in-Column process plant and 4 heap leach pads.

●	TRX completes 10,000m of Grade control drilling targeting oxide & transition ore on the pilot Buckreef South Prospect (delineated 5 major mineralized zones with a proved reserve of 206,551t @1.54g/t containing 10,225ozs Au within the original mineralization envelope).

●	TRX commences pilot mining on Buckreef South (Oct. 2014).

2015/2016:

●	TRX continues pilot mining, commences CIC process plant and heap leach pad operation.

●	TRX commences the CIC pilot heap leaching on 3 loaded pads in April 2016. Leaching operations run for 9 months and subsequently stopped due to unfavourable un-agglomerated ore conditions.

●	Process plant failure leads to Process Plant re-design planning (Emisha Mining Solution engaged).

●	Renewal application for SML04/92 submitted (MEM).

2017:

●	TRX receives offer letter for the renewal of the Buckreef SML and pays all statutory dues as requested. License extended for a further 10-years to 2027.

●	TRX smelts 6.6kg of gold dore from the Carbon-in-Column process plant.

●	TRX submits 4-tonne bulk sample for further detailed metallurgical testwork with a laboratory in South Africa. TRX engages MaSS Resources Pvt Ltd. of Tanzania to commence and complete an NI 43-101 compliant Mining and Economic Feasibility study. The Report titled “Updated Independent Technical Mining Reserve Estimate and Economic Feasibility Study on the Buckreef Gold Mine Project, Tanzania, East Africa” is published on SEDAR with effective date April 27, 2017.)

●	Emisha Mining Solutions continues with detailed CIL process plant designs.

●	TRX hosts the new Minister of Mines, Hon. Angellah Kairuki at Buckreef Mine site.

●	Buckreef mega-pit site area marked, cleared and surveyed as part of mine development.

●	Mining and pit pre-development work on the ground halted while awaiting issuance of renewed SML certificate

2018:

●	Detailed planning for 10,000m of close-spaced grade control drilling on the Buckreef main pit finalized.

●	The Company engaged Virimai Projects Pvt Ltd. of Zimbabwe to complete Ontario Securities Commission recommended amendments to the NI 43-101 compliant Mining and Economic Feasibility study. Report entitled “ITR Mineral Reserve Estimation and Pre-Feasibility Study for the Buckreef Gold Mine Project” published on SEDAR with effective date June 26, 2018. This report supercedes all previous ITRs on the Buckreef Project.

●	The Company commenced detailed planning for additional deep drilling (diamond core) and resource upgrade drilling (RC) on the main Buckreef Project.

●	The Company was in constant engagement with the Ministry of Mines pertaining to the issuance of the renewed SML certificate.

●	Mining and pit pre-development work on the ground still on halt while awaiting issuance of renewed SML certificate

2019:

●	Under completed Phase I and partially completed Phase II of three phase drill program, the Company has drilled 10,592m (34,751 ft) to September 25, 2019 (34,751 ft), consisting of 6,446m RC and 4,145m diamond drilling. For further details and assay results, please refer to Plan of Operations – Exploration.

●	Geophysical survey has been completed.

●	Resource-geology model nearing completion.

●	New surface map has been published.

●	New interpretation of northwest extension.

●	Metallurgical and rock mechanics testing.

●	Currently evaluating pilot plant production at site.

Mineral Resource and Mineral Reserve Estimates: Virimai Projects June 2018

On publication of MaSS’ report entitled “Updated Independent Technical Mining Reserve Estimate and Economic Feasibility Study on the Buckreef Gold Mine Project, Tanzania, East Africa”, the OSC conducted a routine review of the report’s contents and raised some queries that necessitated a review of the original report compiled by MaSS. Virimai Projects was then commissioned by Tanzam2000, to carry out an in-depth review of the original report by MaSS with the objective of amending and recompiling the ITR in compliance with NI 43-101.

Virimai Projects subsequently produced an amended Mining and Economic Analysis Pre-feasibility study of the Buckreef Gold Mine Project titled “ITR Mineral Reserve Estimation and Pre-feasibility Study on the Buckreef Gold Mine Project” that takes into account a number of refinements, optimizations and alternatives that will form the basis for TRX to move to Definitive Feasibility Study and development of the Buckreef Project as an open pit mine, which can be brought rapidly into production to benefit from the current favourable gold market conditions.

The scope of work for this study included the following:

●	Confirmation of the Mineral Resources as first published by Venymn

●	Estimation of Mineral Reserves

●	Mining Method Analysis and Selection

●	Development and Production Scheduling with Specialized Mining Software

●	Optimization of Production rate and Sequencing

●	Estimation of Equipment and manpower requirements

●	Mining logistics and infrastructure design

●	Project Execution Plan

●	Capital and Operating cost estimation

●	Benchmarking against current operations

●	Financial analysis modeling and valuation

●	Identification of opportunities, risks and risk mitigation

Virimai carried out a review of the four resource models (Buckreef Main, Eastern Porphyry, Tembo and Bingwa) used in the published estimates and found that the grade estimates were robust. For this reason, Virimai accepted and adopted the resource models for use in the current pre-feasibility study. However, Virimai re-stated the Mineral Resources for two of the resource areas as follows:

●	Virimai declared about 10,000t less Inferred Mineral resources as a result of surface correction; and

●	85,0000t spread across the categories were removed for the declared Mineral Resources at Bingwa as a result of being located away from the main mineralised zone either located under overburden exceeding 40 m or existing as discrete non-contiguous bodies.

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

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Mineral Resources reported inclusive of Mineral Reserves

Cut-off Grade: Oxide/Trans 0.38 g/t Au & Fresh rock 0.41g/t Au

Estimates over variable widths to 1m to 40m

Specific Gravity ranges 2.0 to 2.8

Inconsistencies in totals are due to rounding

55% attributable to the Company

The major highlights from the Technical Mining Feasibility report include the following:

●	Conventional open pit mining methods selected in pit designs.
●	Over LoM, a total of 19.08Mt of ore with a strip ratio of 8.1:1 will be mined.
●	Pre-existing stockpile (ROMPAD) ore totaling 119,726t grading 1.89g/t to be used for process plant commissioning.
●	0.944Moz of gold mined over the open-pit life of the project.
●	Recoveries of 89% for primary ore and 93%for saprolite ore, utilizing a simple EDS comminution, flotation and leaching process with gravity recovery circuit for free Au component collection.
●	0.822Moz of gold will be produced over the open-pit life of the project.
●	Initial capital cost outlay estimated at US$76.5 Million and sustaining capital of US$22.95 Million, including closure costs.
●	Cash operating costs of $735/oz produced.
●	Generation of a positive after-tax NPV of $130.96 million at a 5% discount rate and an IRR of 74%

The Company has incurred total net costs (after recoveries, if any) of $3,588,879 on the Buckreef Project for the year ended August 31, 2019.

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

The exploration camp at Kigosi is predominantly a tented facility with larger semi-permanent structures employed for offices and storage facilities. Previous construction included the installation of metal containers which will be utilized as living and office quarters. Communications at the camp are via satellite, internet and telephone.

The access track passes over the Shiperenge River, a tributary to the Nikonga River and both are perennial rivers, typically dry in the winter months and overflowing during the October-May rainy season. Three large ponds located on the Nikonga River were the only close source of water until the Company drilled a highly productive water borehole located some 5km northwest of the camp. Drinking water for the camp is pumped via pipeline from the borehole to the camp. The Nikonga and Shiperenge rivers have played a major part in structuring the physiographic landscape in the area. These rivers drain southwards into the Moyowosi and Njingwe Swamps. Small undulating granite hills form the topographic highs, and generally trend northwest. These hills make up approximately 5% of the project area. The climate is typical of an African tropical climate, being hot during the day and cooling down in the evenings. Winters are very mild, but a blanket is needed in the early hours of the mornings. Kigosi falls within a malaria area, and precautions are necessary. Tsetse flies are also present in some parts of the project area. The region is heavily forested, but has only limited wildlife, chiefly small gazelle and baboons.

Geology and Mineralization

The Kigosi-Miyabi granite-greenstone belt and the Ushirombo greenstone belt, form part of two of the greenstone belts within the Nyanzian Archaean greenstone terrain in northwestern Tanzania. These belts host small-scale artisanal workings at Luhwaika and Igunda within the core project area at Kigosi and further to the southeast. The Ushirombo Greenstone Belt has been extensively explored by geologists and small scale miners. It consists predominantly of mafic volcanics with lesser meta-sedimentary rocks across an east-west trending belt some 50 kilometres in strike. Gold mineralization generally occurs in narrow quartz veins. The Kigosi-Miyabi Greenstone Belt has been less explored, mainly because of the location within the Kigosi Game Reserve.

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

Luhwaika Quartz Rubble Deposit

A brief summary of the work done on the Luhwaika Quartz Rubble Deposit and the Msonga Prospect are briefly summarized. Historical summaries for Luhwaika and Igunda Prospects are also briefly described.

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

Kigosi Exploration History

The exploration history of the Kigosi Property from 2006 to 2019 is summarized as follows:

Kigosi Exploration History Synopsis

Year	Operator	Work Performed
1990	Barth	Production of the regional geological map of granite-greenstone belt south of Lake Victoria
Early 1990s	Pangea Goldfields Inc/ Iscor	Rotary Air Blast (RAB) drilling in Msonga prospect area (Kigosi North). No records available
Early 1990s	Artisinal Miners	First evidence of artisanal working in the Kigosi area. No records available for gold extracted by the artisanals.
1994	Tan Range	Acquires gold properties for exploration in Tanzania.
1998	AngloGold	Acquired rights to nine licenses associated with the Kigosi area.
1999	Geodass	Conducted regional geophysical survey (airborne magnetics, radiometric and VLF-EM) over Ushirombo greenstone belt, including the Kigosi area.
1999	Tan Range	Helicopter visit to Luhwaika and Igunda artisanal workings. Signed option agreement with Anglo for the Kigosi North Property.
2003	Geoscientific and Exploration Services Ltd (Geoscientific)	Conducted a regional LandSat interpretation on the Kigosi Project area.
2003	J Klein (Independent Consultant	Reviewed and interpreted 1999 geophysical survey data
2003	AngloGold Ashanti	Detailed regional airborne geophysical survey and soil sampling survey
2004	AngloGold Ashanti & Tan Range	Follow up of anomalies with soil and termite mound sampling. Identification of Msonga, Bungoni, Luhwaika and Igunda Prospect area. Geological and regolith mapping conducted. Limited sampling from pits, streams and trenches.
2005-2006	AngloGold Ashanti & Tan Range	Temporary suspension of exploration activities due to permitting issues for access into Kigosi Game reserve area. JV arrangement maintained.

Year	Operator	Work Performed
2007	Tan Range/ Tanzanian Gold	JV agreement with AngloGold Ashanti terminated & Tan Range changes name to Tanzanian Royalty Exploration Corp. Commenced with exploration at Kigosi in September. Exploration included biogeochemistry and induced polarisation surveys.
2008-2009	Tanzanian Gold	Continues with exploration and starts RAB, RC and DC drilling at Kigosi on the Luhwaika and Igunda Prospects. Completed drilling at Luhwaika and Igunda Prospects. 3D modelling completed and resources declared for both.
2010-2011	Tanzanian Gold	Commenced RAB and RC drilling at Msonga and Commenced and subsequently ceased bulk sampling of Luhwaika quartz rubble deposit (four months later). Completed drilling at Msonga. 3D modelling completed. No resource declared on Msonga.
2013	Tanzanian Gold	Applied for and granted Mining License (ML496/2013) covering Luhwaika and Igunda Prospects
2014-2016	Tanzanian Gold	Kigosi game reserve access permitting issues forced a stop to all activities on the project.
2017-2018	Tanzanian Gold	Evacuation of Luhwaika base camp while access negotiations are pursued.
2019	Tanzanian Gold	Care and maintenance.

The Company has incurred total net costs (after recoveries, if any) of $45,945 on the Kigosi Project for the year ended August 31, 2019. The Kigosi Project is currently in the care and maintenance stage.

During 2019, the Company received a notice of cancellation of mining license relating to the Kigosi Mining License for failure to satisfy the issues raised in the default notice.  The notice sent by the government did not follow due process under Tanzanian law and, as such, the Company filed an appeal to this notification subsequent to year-end and the Company remains confident that they will be successful in the appeal.. l. In light of the Company’s focus on the Buckreef Project, the Company recorded a write off of $12,769,216 related to the Kigois property pending the result of the appeal (year ended August 31, 2018 - $nil, year ended August 31, 2017 - $124,717).

(year ended August 31, 2018 - $nil).

Lunguya Project Area

Property Description and Location

The Lunguya Property is located in the Kahama District of Tanzania. The Lunguya Property is situated in the Lake Victoria Greenstone Belts, approximately 100 kms by air to the southwest of Mwanza and about 15 kms south of Bulyanhulu. With respect to Lunguya PL 1766/01, in January, 2003, a Shareholder’s Agreement was entered into wherein a new company, Lunguya Mining Company Limited (“LMC”), was created to form a joint venture between Northern Mining and Consultancy Company Limited (“NMCCL”), Tanzam and LMC. Tanzam has a 60% shareholding and NMCCL has the remaining 40% shareholding in LMC.

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

History

Lunguya Exploration History Synopsis

Year	Operator	Work Performed
1999-2001	Tan Range	Acquire prospecting licenses. Review of regional aeromagnetic data as part of regional prosctive target identification
2002	Tan Range	Regional scale soil surveys. 4 regional anomalies identified
2003-2004	Tan Range	Follow up detailed soil surveys, ground IP surveys, Biogeochemistry (BGC) surveys identified Luhawika North (Bulynhulu replica?) Shilela, Nyikoboko & Nyaamakwenge prospects.
2005-2006	Tan Range	Phase 1 auger drilling, RAB/RC/Core drilling on selected targets on 3 of the 4 prospects.
2007-2008	Tanzanian Gold	Conducted detailed ground magnetics and IP surveys on Shilela, Nyamakwenge & Nyikoboko prospects
2009	Tanzanian Gold	Signed Option & Royalty Agreement on Primary Mining Licenses covering the Nyamakwenge prospect
2010-2012	Tanzanian Gold	Detailed RC and diamond core drilling on Nyamakwenge prospect (Reef and gravel resource definition-internal report). Lost main license over Luhwaika North (Buly-type?) prospect inadvertently.
2013-2015	Tanzanian Gold	No field work conducted. JV agreement on Nyamakwenge terminated in late 2015.
2016-2019	Tanzanian Gold	No field work done. Review of project conducted internally.

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

Chemical analysis of sample material returned values of 3.58g/t, 5.75g/t, 2.33g/t and 3.31g/t, giving an average “head grade” for gold of 3.74g/t. (The “head grade” refers to the average grade of the material submitted for processing and analysis).

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

During the period ended August 31, 2019, no direct property work was conducted on the Lunguya property. The Lunguya Property is currently in the care and maintenance stage.

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

The topography in the region and on the property consists of large flat-lying areas surrounded by numerous small hills. The hills have elevations of up to 100 m above local terrain. The hills are thickly vegetated and access is only possible along cut lines. Little outcrop exists on the property. The climate is similar to the rest of the region. The rainy season starts in November and lasts to the middle of April, but precipitation is irregular from one season to another. The dry seasons are usually hot. Mwanza, located along the southern shore of Lake Victoria, can, and has, provided limited supplies for mining and exploration operations in the area. Dwellers in the area of the Itetemia Property, such as the neighbouring Nyamykonze village, are traditionally subsistence farmers and ranchers, and have limited mining experience from the Bulyanhulu operation and numerous small scale activities. Water for the purpose of mining and processing is not readily available in the region; however, a pipeline from Lake Victoria built by Barrick for its Bulyanhulu Mine, provides an adequate supply.

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

History

The exploration history of the Itetemia Property from 2006 to 2019 is summarized as follows:

Itetemia Exploration History Synopsis

Year	Operator	Work Performed
2006	Tancan	In-house evaluation. 4-hole diamond drill program
2007	Sloane	Planned 2000 m RC drill program and 3000 m infill diamond drilling program.
2008	Sloane	First phase drill program consisted of 10 Reverse Circulation (RC) aggregating 1,489m. Eight diamond drill holes were drilled totalling 2,286.5m.
2009	Sloane	Data analysis
2010	Sloane	Data analysis
2013	Company	In-house evaluation
2014	Company	Digital Terrain Model (DTM) survey pickups using GPS to create topographical survey over the resource area for resource modelling, completion of study, which was contracted to MaSS Resources Company Ltd., submission of the Final Itetemia Gold Project (IGP) Study by MaSS Resources company, Environmental Impact Assessment (EIA) study on the Itetemia Gold Project (IGP), which was contracted to Efficient Consultants environmental experts. The EIA study is ongoing and completed activities include - Visit to site, conducting consultative meetings with stake holders, consultation with OSHA officials & Lake zone mines officer, project registration with NEMC, submission of brief project report to NEMC for project screening, preparation of Scoping Project Report and Terms of Reference (ToR) for management approval before submission and the submission of the Scoping Report to NEMC for approval.
2015	Company	EIA study report approved and ESIA certificate issued. Application to convert PL into Mining License procedures have commenced
2016-2019	Company	Itetemia Mining License Application no/01722 submitted on 4th November 2015 still under review by the Ministry of Energy and Minerals. No fieldwork conducted pending resolution on application.

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

Exploration

The majority of the exploration work in 2007 consisted of RC and diamond drilling, along with limited ground geophysics. Exploration crews were mobilized to the Itetemia Property in August 2007 and drilling commenced in mid-September. The first phase drill program completed 10 RC holes aggregating 1,489m and eight diamond drill holes totaling 2,286.5m. The drill program targeted the shallowest part of the previously established Golden Horseshoe Reef with a view to developing an open pit resource with a notional floor level of 200m below surface. In support of preparation of a resource estimate, drill holes were sited to provide data at grid points at or below 50 x 50m spacing. A number of deeper holes were also sited to test the extent of the mineralized body at depth and along strike.

The Company is reviewing various alternatives for advancing its Itetemia Property. Previous studies have indicated that the Golden Horseshoe Reef (GHR) represents a small, yet robust, medium-grade, near surface gold deposit that warrants further feasibility investigations.

During the period ended August 31, 2019, no direct property work was conducted on the Itetemia property.

The Company has incurred total net costs (after any recoveries, if any) of $nil on the Itetemia Property for the year ended August 31, 2019. The Itetemia property is currently in the care and maintenance stage.

During 2019 the Company received a notice of rejection of the mining license application for the Itetemia Property, for failure to have complied with certain regulations.  The notice sent by the government did not follow due process under Tanzanian law and, as such, the Company filed an appeal to this notification subsequent to year-end and the Company remains confident, as confirmed by legal counsel, that the mining application was filed correctly and they were not in default of the claims listed in the rejection notification. In light of the Company’s focus on the development of the Buckreef Project, the Company recorded a write off of $6,059,044 related to the Itetemia Property (year ended August 31, 2018 - $nil).

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

History

Luhala has had a significantly more protracted exploration history than Lunguya, beginning with the initial exploration by the then Tanganyikan Geological Survey in 1947. The exploration history of Luhala since 2006 to 2019 is summarized as:

Luhala Exploration History Synopsis

Year	Operator	Work Performed
2006	Tancan	Diamond drilling, RC drilling
2007	Sloane	Follow-up exploration planning
2008	Sloane	Data analysis
2009	Sloane	Data analysis
2010	Sloane	Data analysis
2013	Company	In-house evaluation
2014	Company	Continued in-house evaluation
2015	Company	Continued in-house evaluation/property maintenance
2016-2019	Company	No fieldwork conducted. Property maintenance observed.

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

Exploration

During the year ended August 31, 2019, no site-based exploration work was conducted on the Luhala Property.

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

The Company has incurred total net costs (net of recoveries, if any) of $2,733 for the year ended August 31, 2019. The Luhala Property is currently in the care and maintenance stage.

During the year ended August 31, 2019, the Company recorded a write off of $3,401,492 related to the property to reflect the Company’s intention to focus on and develop the Buckreef Project (year ended August 31, 2018 - $nil). The Company continues to hold and will develop the Luhala project in the future and fully expects the value to exceed the balance sheet value of $3,401,492 being written off during 2019.

The Luhala Property is without known mineral reserves and any exploration program is an exploratory search for ore.

Item 4A.	Unresolved Staff Comments

None

Item 5.	Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended August 31, 2019 and 2018, and should be read in conjunction with the consolidated financial statements and the related notes attached hereto. Discussion and analysis of the financial condition and operating results of the Company for the years ended August 31, 2018 and 2017 are included the Company’s Form 20-F for the year ended August 31, 2018 as previously filed with the SEC.

Fiscal Year Ended August 31, 2019 Compared to Fiscal Year Ended August 31, 2018

Results of Operations

Net additions to mineral properties and deferred exploration costs for the year ended August 31, 2019 were $4,067,153 compared to $2,992,551 for the year ended August 31, 2018. Out of the net additions, $929,596 (2018 - $1,703,323 increase) represents an increase/decrease due to foreign exchange in the current period on functional currency. The increase excluding these amounts saw expenditures of $3,137,557 for the year ended August 31, 2019 compared to $1,289,228 during 2018. The expenditures increased compared with the prior year due to the ongoing drilling and exploration program initiated in the current fiscal year. The Company also recorded a write off of mineral properties in the amount of $22,229,752 during the year ended August 31, 2019 compared to $nil during the year ended August 31, 2018. The Company wrote off values for its non-core assets as it focuses on the development of the Buckreef Project. The Company has also taken a conservative stance while the properties are under appeal as described in note 4 of the audited consolidated financial statements for the years ended August 31, 2019 and 2018.

Net loss for the year ended August 31, 2019 was $29,317,517, compared to a net loss of $6,897,397 for the comparable year ended August 31, 2018. For the three month period ended August 31, 2019 and 2018, there was a net loss of $24,441,720 compared to a net loss of $1,876,711, respectively. Net loss increased during the current year primarily due to the write off of mineral properties in the amount of $22,229,752 during the three month and year ended August 31, 2019 compared to $nil during the year ended August 31, 2018. The Company wrote off values for its non-core assets as it focuses on the development of the Buckreef Project. The Company has also taken a conservative stance while the status of the properties is under appeal as described in note 4 of the audited consolidated financial statements for the years ended August 31, 2019 and 2018. Net loss also increased due to an increase in professional fees driven by an increase in legal fees in connection with outstanding litigation which increased the loss for the three month period and year ended August 31, 2019. These increases were offset by the decrease in share based payments, amounting to $236,000 during the year ended August 31, 2019 compared to $1,598,883 in the comparable year ended August 31, 2018.

Variances in expenditures are set out below:

For the year ended August 31, 2019, depreciation expense was $353,115, compared to $386,845 for the year ended August 31, 2018. The decrease of $33,730 is due to a lower overall capital assets base as there were minimal additions during the current and prior fiscal year.

Consulting fees for the year ended August 31, 2019 were $1,159,991, compared to $938,569 in the comparable year ended August 31, 2018. Consulting expenses were higher during the period due to timing of various consulting work, primarily related to the Buckreef Project as well as regulatory matters during the year. Consulting fees for the three months ended August 31, 2019 were $475,451 compared to $241,471 in the comparable period ended August 31, 2018. The reason for the increased expense during the three month period is due to reclassifications of expenses between accounts.

Directors’ fees for the year ended August 31, 2019 were $111,625, compared to $111,625 in the comparable year ended August 31, 2018. For the three month period ended August 31, 2019, director fees amounted to $27,906 (2018 - $27,906). The amounts were the same as prior year.

Office and general expenses for the year ended August 31, 2019 were $185,268, compared to $121,757 in the comparable year ended August 31, 2018. Office and general costs increased between the comparable period due to the increased activity at site with the current drill program which increased supporting office and general expenditures. For the three month period ended August 31, 2019, office and general expenses were $54,642 compared to $26,819 in the comparable period ended August 31, 2018. The reason for the increase is the same as for the year ended August 31, 2019.

Shareholder information costs for the year ended August 31, 2019 increased to $378,177 from $343,658 for the comparable year ended August 31, 2018. The amounts were consistent between the two periods. For the three month period ended August 31, 2019, shareholder information costs were $113,970 compared to $58,340 for the three month period ended August 31, 2018. The amounts were lower due to the number and timing of various corporate filings and news releases.

Professional fees increased by $820,996 for the year ended August 31, 2019 to $1,666,920 from $845,924 for the year ended August 31, 2018. Professional fees increased mainly due to increased work surrounding current litigations as disclosed in the audited financial statements for the years ended August 31, 2019 and 2018, the shelf registration statement and other general corporate matters. For the three month period ended August 31, 2019 professional fees went from $280,841 for the three month period ended August 31, 2018 to $334,069. The amounts increased due to the same reason as the increase for the year.

Salaries and benefits expense increased to $718,669 for the year ended August 31, 2019 from $605,659 for the year ended August 31, 2018. Salaries and benefits increased in line with the overall increased activity due to the current drill and exploration program underway. The expenses for the corresponding three month period ending August 31, 2019 and 2018 were $200,497 and $124,943 respectively and increased for the same reason as the increase for the year.

Share based payments for the year ended August 31, 2019 were $236,000, compared to $1,598,883 in the comparable year ended August 31, 2018. The decrease is due to the Company issuing nil options (2018 – 3,682,000) with a value vested of $nil (2018 - $966,000) as well as the repricing of nil options (2018 – 3,750,000) options issued in 2016 which resulted in additional compensation of $nil (2018 - $240,000), see note 9 of the audited consolidated financial statements for the years ended August 31, 2019 and 2018 for details of stock options issued.

For the year ended August 31, 2019, travel and accommodation expense were higher at $43,052 compared to $24,335 in 2018. Travel and accommodation expense increased due to increased travel to site given the current exploration program. For the three months ended August 31, 2019 and 2018, travel and accommodation went from $1,098 in 2018 to $19,786. Travel and accommodation expense increased due to increased travel to site given the current exploration program.

For the year ended August 31, 2019, the foreign exchange loss was $207,042 compared to an exchange gain of $126,583 for the same year ended August 31, 2018. The primary reason is the foreign exchange effect on the US dollar denominated warrant liability.

The interest accretion expense for the year ended August 31, 2019 was $988,530, compared to $819,060 for the year ended August 31, 2018. Interest accretion increased due to additional loans closed during the year ended August 31, 2019.

The Company recorded a write off of mineral properties in the amount of $22,229,752 during the three month and year ended August 31, 2019 compared to $nil during the year ended August 31, 2018. The Company wrote off values for its non-core assets of primarily the Kigosi, Itetemia and Luhala properties as it focuses on the development of the Buckreef Project. The Company has also taken a conservative stance while the status of the properties is under appeal as described in note 4 of the audited consolidated financial statements for the years ended August 31, 2019 and 2018.

Liquidity and Capital Resources – Going Concern Discussion

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements. Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding and loans. Historically, the Company obtained funding via private placements and public offerings..

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2019, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all of its planned activities. The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

At August 31, 2019, the Company had a working capital deficiency of $9,095,970 (August 31, 2018 – $12,010,685 working capital deficiency), had not yet achieved profitable operations, has accumulated losses of $132,462,683 (August 31, 2018 – $103,263,959) and expects to incur further losses in the development of its business. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

Some of the Company’s mineral properties are being acquired over time by way of option payments. It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.

Fiscal Year Ended August 31, 2018 Compared to Fiscal Year Ended August 31, 2017

Results of Operations

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

Share based payments for the year ended August 31, 2018 were $1,598,883, compared to $1,772,663 in the comparable year ended August 31, 2017. The decrease is due to the Company issuing 3,682,000 options (2017 – 3,750,000) with a value vested of $966,000 (2017 - $1,725,000) offset by the forfeiture of RSU’s of $65,098 (2017 - $(123,569)) as well as the repricing of the 3,750,000 options issued in 2016 which resulted in additional compensation of $240,000 (2017 - $nil), see Note 7 of the unaudited interim condensed consolidated financial statements for the years ended August 31, 2018 and 2017 for details of stock options issued.

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

Liquidity and Capital Resources – Going Concern Discussion

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements. Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding. Previously, the Company obtained funding via private placements, public offering and various sources, including the Company’s President and former CEO who is currently still a director.

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

At August 31, 2018 the Company had a working capital deficiency of $12,010,685 (August 31, 2017 – $6,552,376 working capital deficiency), had not yet achieved profitable operations, has accumulated losses of $103,263,959 (August 31, 2017 – 96,566,577) and expects to incur further losses in the development of its business. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

Some of the Company’s mineral properties are being acquired over time by way of option payments. It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.

Commitments:

In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees. The Company has not paid certain of its annual license fees since October 2014 with exception of Buckreef and Kigosi mining licenses. As at August 31, 2019 an accrual of $650,000 (August 31, 2018 - $260,000) has been recorded relating to unpaid license fees and resultant penalties. These licenses remain in good standing until a letter of demand is received from Ministry of Energy and Minerals requesting payment of any unpaid license fees plus 50% penalty, and the Company fails to respond within 30 days. The Company has not received a letter of demand. The potential penalty relating to unpaid license fees is approximately $211,000 (August 31, 2018 - $125,000). The Company has recorded an accrual for all valid and active mining licenses.

Critical Accounting Estimates

Assessment of Recoverability of Mineral Property Costs

The deferred cost of mineral properties and their related development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production. Cost includes both the cash consideration as well as the fair market value of any securities issued on the acquisition of mineral properties. Properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from property options granted reduce the cost of the related property and any excess over cost is applied to income the Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Deferred Income Tax Assets

The Company follows the balance sheet method of accounting for income taxes. Under this method, deferred tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax liabilities and assets are measured using substantively enacted tax rates. The effect on the deferred tax liabilities and assets of a change in tax rates is recognized in the period that the change occurs. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that is probable that taxable profit will be available against which the deductible temporary difference and the carry forward of unused credits and unused tax losses can be utilized. In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the deferred income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered probable, the deferred tax asset is not recognized.

Estimate of Share Based Payments, Warrant Liability, Embedded Derivatives Associated Assumptions

The Company recorded share based payments based on an estimate of the fair value on the grant date of share based payments issued and reviews its foreign currency denominated warrants each period based on their fair value. The accounting required for the warrant liability and the derivative liability embedded in the gold bullion loan requires estimates of interest rate, life of the warrant, stock price volatility and the application of the Black-Scholes option pricing model. See note 6 of the August 31, 2019 audited consolidated financial statements for full disclosure.

Critical accounting policies

Mineral Properties

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred. If a property is brought into production, these costs will be amortized against the income generated from the property. If a property is abandoned, sold or impaired, an appropriate charge will be made to the statement of comprehensive loss at the date of such impairment. Discretionary option payments arising on the acquisition of mining properties are only recognized when paid. Amounts received from other parties to earn an interest in the Company’s mining properties are applied as a reduction of the mining property and deferred exploration and development costs until all capitalized costs are recovered at which time additional reimbursements are recorded in the statement of comprehensive loss, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company’s test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured. Revenues from properties earned prior to the commercial production stage are deducted from capitalized costs.

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

Financial Instruments

Fair Value of Financial Instruments

Trade and Other Receivables and cash are classified as loans and receivables, which are measured at amortized cost. Trade and other payables, leases payable, convertible loans and gold bullion loans are classified as other financial liabilities, which are measured at amortized cost. Fair value of trade and other payables and convertible loans are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash, other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements.

The three levels of fair value hierarchy are as follows:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 - Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly;
●	Level 3 – Inputs for assets or liabilities that are not based on observable market data

As at August 31, 2019 and 2018, cash and cash equivalents were recorded at fair value under level 1 within the fair value hierarchy.

The carrying value of cash and cash equivalents, other receivables, accounts payable and accrued liabilities, leases payable, convertible loans and gold bullion loans approximate fair value because of the limited terms of these instruments.

A summary of the Company’s risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the bank and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk. The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents. The accounts and other receivables consist of GST/HST and VAT receivable from the various government agencies and amounts due from related parties. The Company has not recorded an impairment or allowance for credit risk as at August 31, 2019, or August 31, 2018.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate. The Company’s bank accounts earn interest income at variable rates. The bullion loan carries a fixed rate of interest. The Company’s future interest income is exposed to changes in short-term rates. As at August 31, 2019, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $34,000 (2018 - $4,000).

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at August 31, 2019, the Company had current assets of $4,135,316 (August 31, 2018 - $1,322,307) and current liabilities of $13,231,286 (August 31, 2018 - $13,332,992). All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms. Current working capital deficiency of the Company is $9,095,970 (August 31, 2018 - $12,010,685 working capital deficiency). The Company will require additional financing in order to conduct its planned work programs on mineral properties and the development and construction of the Buckreef Project, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows. At August 31, 2019, the Company had no hedging agreements in place with respect to foreign exchange rates. As a majority of the transactions of the Company are denominated in US and Tanzanian Shilling currencies, a 10% movement in the foreign exchange rate will have an impact of approximate $859,000 on the statements of comprehensive loss.

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

A.       Directors and Senior Management

Directors and Senior Management

The following is a list of the Company’s current directors and officers. The directors named below were elected or re-elected by the Company’s shareholders on February 28, 2019. There are no family relationships between the directors and officers.

Name, Municipality of Residence and Position With the Company	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since
Jeffrey Duval Sharon, Connecticut Acting Chief Executive Officer	Acting CEO of the Company; licensed General Engineering Contractor	Officer only
James E. Sinclair Sharon, Connecticut Executive Chairman and Director	Executive Chairman and Director, former CEO of the Company	April 30, 2002
Dr. Norman Betts Fredericton, New Brunswick Director	Associate Professor, Faculty of Business Administration, University of New Brunswick and a Chartered Accountant Fellow	January 4, 2005
William Harvey Sharon, Connecticut Director	Clinical Psychologist	April 30, 2002
Rosalind Morrow Toronto, Ontario Director	Lawyer; Partner, Borden Ladner Gervais LLP	October 20, 2003
Ulrich E. Rath Toronto, Ontario Director	Formerly President and CEO and Director of Chariot Resources Ltd.	October 7, 2003
Marco Guidi Toronto, Ontario Chief Financial Officer	Chartered Professional Accountant, currently serving as Chief Financial Officer, Controller and Accountant for a number of junior mining companies.	Officer only
Donna M. Moroney Vancouver, BC Corporate Secretary	President and Owner of Wiklow Corporate Services Inc.	Officer only
Peter Zizhou Tanzanian General Manager	General Manager	Officer only

Directors and Senior Management

Jeffrey Duval, Acting Chief Executive Officer

Jeffrey Duval, Mr. Duval is a licensed General Engineering Contractor with over a quarter-century of experience working with several construction firms in the US southwest. His experience in corporate executive management, project development and project management, excavation, movement of material, earthworks, and related skills is a valuable asset to the Company as it aggressively moves to monetize the in-ground assets on its various licenses. Mr. Duval’s management skills, efforts and involvement were instrumental in the Company furthering its planned objectives over the past 12 months. Mr. Duval, age 56, devotes 100% of his time in the roll of Acting Chief Executive Officer for the Company.

James E. Sinclair, Executive Chairman and Director

Mr. Sinclair is the Executive Chairman and a director of the Company. He was also previously served as CEO. Mr. Sinclair, age 75, devotes his full time to the business and affairs of the Company.

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

Dr. Norman Betts, Ph.D., Director

Dr. Betts is an associate professor, Faculty of Business Administration, University of New Brunswick (UNB) and a Chartered Accountant Fellow (FCA). Dr. Betts serves as a Chair of the board of directors of Starfield Resources Inc. and as a director and member of the audit committees of Tembec Inc., New Brunswick Power Corporation, Export Development Canada and Adex Mining Inc. He is also a co-chair of the board of trustees of the UNB Pension Plan for Academic Employees. He is a former Finance Minister and Minister of Business New Brunswick with the Province of New Brunswick. He was awarded a PhD in Management from the School of Business at Queen’s University in 1992. Dr. Betts, age 62, devotes approximately 10% of his time to the business and affairs of the Company.

Dr. William Harvey, B.A., Ph.D., Director

Dr. Harvey is a Clinical Psychologist, who for over thirty years has served as a consultant and technical expert on matters relating to substance abuse prevention and mental health promotion to a wide variety of private and governmental programs and agencies in the United States. These include the National Institute of Drug Abuse, the National Institute of Alcoholism and Alcohol Abuse, the Office of Juvenile Justice & Delinquency Prevention, and the National Mental Health Association. He was an Adjunct Professor in the Department of Sociology at Washington University, and a Senior Research Scientist at the Missouri Institute of Mental Health, University of Missouri. He continues to be involved in the formulation of new programs and policies aimed at the betterment of society. Dr. Harvey will continue to expand the role which the Company has at the local level to ensure that stakeholder interests are addressed. Dr. Harvey, age 86, devotes approximately 10% of his time to the business and affairs of the Company.

Rosalind Morrow, B.A., B.Ed., A.R.C.T, LL.B., Director

A graduate of Trinity College, Toronto, the Royal Conservatory of Music of Toronto, the University of Toronto Faculty of Education (French immersion specialist) and the University of Toronto Law School, Ms. Morrow specializes in corporate and securities law with a particular emphasis on financings, including government and structured finance, corporate governance and mergers and acquisitions. She has advised Canadian and international corporations on a number of major projects in the financial, communications and resource sectors. Ms. Morrow is a former member of the Securities Advisory Committee to the Ontario Securities Commission. Since the inception of the program in 2001, Ms. Morrow has been lead external counsel to Canada Mortgage and Housing Corporation on over $250 billion in fully underwritten global bond issuances under its Canada Mortgage Bond Program, and during the financial crisis has represented the Canadian federal government on its $125 billion Insured Mortgage Purchase Program, the Canadian equivalent of the U.S. TARP Program. A past president of the Women’s Law Association of Ontario and recipient of its President’s Award, Ms. Morrow served on the Board of Governors of Trent University where she was a member of its Executive Committee and Chair of its Nominating and Governance Committee. In 2018, Ms. Morrow chaired Trent University’s Special Review Committee on colleges. She is a director and past Chair of The Toronto and Region Conservation Foundation, the charitable arm of the Toronto and Region Conservation Authority, one of the largest environmental organizations in North America, dedicated to the preservation of a green environment in the Toronto region. Ms. Morrow, age 65, devotes approximately 10% of her time to the business and affairs of the Company.

Ulrich E. Rath, Director

Mr. Rath has a wide range of experience in the mining industry, and has specific experience in North America, South America including Argentina, Chile and Peru and in South Africa. Mr. Rath was the President and CEO and Director of Chariot Resources Ltd., a junior resource company focused on the exploration, acquisition and development of copper and precious metal mineral deposits in the Andes region of Latin America. In June 2010, Mr. Rath facilitated the sale of Chariot Resources following a global auction. The sale was approved by over 98% of the shareholders of Chariot Resources. As the former President, CEO and Director of Chimera Gold Corp. (previously known as EAGC Ventures), Ulrich Rath was responsible for facilitating the $US67 million acquisition of gold operations in the East Rand region of South Africa that now produce more than 200,000 ounces gold per annum. Subsequently, the Board of Chimera agreed to a 1:1 merger with Bema Gold Corp.  He was formerly CEO and director of Compania Minera Milpo, a medium sized Peruvian zinc mining company.   Mr. Rath was also formerly Vice-President, Corporate Development, for Rio Algom Ltd. from December 1992 to October 1998.  Rio Algom Ltd. was a U.S. reporting issuer, whose common shares were listed on the American Stock Exchange.  Mr. Rath, age 70, devotes approximately 10% of his time to the business and affairs of the Company.

Marco Guidi, B.Com (Hons), CPA, CA, Chief Financial Officer

Mr. Guidi is a Chartered Professional Accountant and holds an Honours Bachelor degree in Business Administration from Wilfrid Laurier University. Mr. Guidi began his career with an accounting firm where he was as an audit supervisor specializing in serving the audit and tax needs of clients in a variety of industries. He has worked with publicly listed junior mining companies, technology companies, and privately-owned and entrepreneurial companies. In 2010, Mr. Guidi transitioned out of public accounting and is currently serving as Chief Financial Officer, Controller and Accountant for a number of junior mining companies. Mr. Guidi, age 35, devotes 30% of his time to the business and affairs of the Company.

Donna M. Moroney, Corporate Secretary

Ms. Moroney has over 30 years of extensive experience in regulatory and corporate compliance in both Canada and the United States, and as a senior officer for various public companies, and has instructed and provided training in regulatory compliance. As President and owner of Wiklow Corporate Services Inc. since 2008, she assists companies in the resource, financial and technology sectors in maintaining the securities and exchange demands on public companies, as well as keeping them up-to-date on relevant issues, policies and working practices. Ms. Moroney assists companies reporting in the U.S. in preparing registration statements, quarterly and annual financial filings and other various facets of meeting U.S. securities requirements.

Peter Zizhou, General Manager

Mr. Zizhou is a holder of BSc (General-Geology/Geography), BSc (Hons-Geology) and MSc (Exploration Geology) degrees acquired from the University of Zimbabwe over the period 1988-2002. He is a registered Professional Natural Scientist (Geology) with the South African Council for Scientific Professions (SACNASP-REG NO. 400028/08). He commenced his career in 1992, conducting regional field mapping for the Geological Survey of Zimbabwe. Mr. Zizhou subsequently joined the gold mining and exploration private sector with Kinross Gold (Zimbabwe) Corporation and subsequently with Caledonia Resources attaining the position of Exploration Manager by 2004. In 2007, he relocated to Tanzania, where he joined the Company as a Senior Exploration Geologist but subsequently rose through the ranks as Exploration Manager (2009) and finally as General Manager (2010). As GM, he successfully steered the Company through the preliminary economic assessment study of the Buckreef Project on behalf of the Company with external consultants. At the same time, he instituted a resource drilling program on several prospects associated with the Buckreef Project, the results of which are currently posted on the Company website. After brief stints (2012-2014) with Kinross Gold Corporation-Mauritania), AngloGold Ashanti (Geita Gold Mine, Tanzania) and Mawarid Mining Tanzania, he rejoined the Company as General Manager (Operations) and successfully conducted pilot mining on the Buckreef South Pit as well as assist with the recently published Mining Pre-Feasibility Report on the Buckreef Project. Mr. Zizhou, age 52, works full-time for the Company.

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

Conflicts of Interest

Except as otherwise stated in this Annual Report, there is no existing material conflict of interest between the Company or its subsidiaries and a director or executive officer of the Company or its subsidiaries. However, certain directors and officers of the Company are and may continue to be involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Company. As required by law, each of the directors of the Company is required to act honestly, in good faith and in the best interests of the Company. Any conflicts which arise shall be disclosed by the directors and officers in accordance with the Business Corporations Act (Alberta) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed on them by law.

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

Implementation of a new incentive equity based compensation plans and amendments to the existing plans are the responsibility of the Company’s Board. The Company’s equity compensation plans are discussed in more detail below, under the sub-heading, “Omnibus Equity Incentive Plan”.

The Company’s Code of Ethics and Business Conduct prohibits directors and NEOs (defined below) from entering into transactions to hedge or offset a decrease or protect the value of equity securities of the Company granted as compensation or otherwise directly or indirectly held.

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

The following tables set forth particulars concerning the compensation of the named executive officers for the Company’s last three fiscal years ended August 31, 2019, 2017 and 2016:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share-based awards ($)		Option- based awards ($)	Non- equity incentive plan compen- sation ($)	Pension Value ($)	All other compen- sation ($)	Total compen- sation ($)
			Annual incentive plans (RSU)	Long term incen- tive plans (ESOP)
Jeffrey Duval, Acting CEO	2019 2018 2017	238,749 (1) 331,599 (2) 222,378 (3)	Nil Nil Nil	Nil Nil Nil	Nil 321,000 (4) 460,000 (5)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	238,749 652,599 682,378
James Sinclair, Executive Chairman and Director	2019 2018 2017	198,955 (1) 192,145 (2) 167,624 (3)	Nil Nil Nil	Nil Nil Nil	Nil 150,000 (4) 138,000 (5)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	198,955 342,145 305,624
Marco Guidi, CFO	2019 2018 2017	75,000 75,000 75,000	Nil Nil N/A	Nil Nil N/A	Nil 32,000 (4) 27,600 (5)	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	75,000 107,000 102,600
Donna M. Moroney, (6) Corporate Secretary	2019 2018 2017	41,560 Nil 60,000	Nil Nil 24,100	Nil Nil Nil	Nil Nil 13,800 (5)	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	41,560 Nil 97,900
Peter Zizhou, General Manager	2019 2018 2017	214,682 213,746 213,746	Nil N/A N/A	Nil N/A N/A	Nil Nil N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	214,862 213,746 213,746

(1)	US$ exchange average for the year = $1.3255.
(2)	US$ exchange average for the year = $1.2771.
(3)	US$ exchange average for the year = $1.3205.
(4)	Valued using the Black-Scholes model with the following variables: volatility – 84%, life – 9 years, risk free rate – 0.95%, dividend yield – 0%.
(5)	Valued using the Black-Scholes model with the following variables: volatility – 76%, life – 9 years, risk free rate – 1.98%, dividend yield – 0%.
(6)	Donna Moroney resigned as Corporate Secretary on August 29, 2017 was reappointed as Corporate Secretary on April 1, 2019.

Compensation is determined by the Audit and Compensation Committee as set out under “Compensation Discussion and Analysis”. Salary compensation is not tied to a named executive officer’s individual performance, however the grant of restricted share units (“RSUs”) may be. The grant date fair value of RSUs is based on the closing price of the Company’s shares on the Toronto Stock Exchange (the “TSX”) on the date of grant. See “Omnibus Equity Compensation Plan” below for more information.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

Option-based Awards					Share-based Awards
Name	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money RSUs ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Jeffrey Duval, Acting CEO	2019 2018 2017	Nil 1,000,000 1,000,000	Nil $0.43 $0.40	Oct. 11, 2026 Sep. 29, 2026 N/A	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A
James Sinclair, Executive Chairman and Director	2019 2018 2017	Nil 467,000 300,000	Nil $0.43 $0.40	Oct. 11, 2026 Sep. 29, 2026 N/A	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A
Marco Guidi, CFO	2019 2018 2017	Nil 100,000 60,000	Nil $0.43 $0.40	Nil Oct. 11, 2026 Sep. 29, 2026	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A
Donna M. Moroney, Corporate Secretary	2019 2018 2017	Nil N/A 30,000	Nil N/A $0.40	Nil N/A Sep. 29, 2026	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A
Peter Zizhou, General Manager	2019 2018 2017	Nil Nil N/A	Nil N/A N/A	Nil N/A N/A	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A

Incentive plan awards – Value vested or earned during the year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Jeffrey Duval, CEO	Nil	Nil	Nil
James Sinclair, Executive Chairman and Director	Nil	Nil	Nil
Marco Guidi CFO	Nil	Nil	Nil
Donna M. Moroney, Corporate Secretary	Nil	Nil	Nil
Peter Zizhou, General Manager	Nil	Nil	Nil

Long Term Incentive Plan Awards to NEOs

The Company has made long-term incentive plan awards during the fiscal year ended August 31, 2019 to NEOs of the Company. See “Restricted Stock Unit Plan” and “Employee Share Ownership Plan” below.

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan of the company dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by the shareholders at a meeting held on August 16, 2019.

The purposes of the Omnibus Plan are (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees, (b) to reward such persons for their sustained contributions and (c) to encourage such persons to take into account the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of :

●	options (“Options”), which may be granted by an agreement evidencing the Options granted under the Omnibus Plan (an “Option Agreement”);

●	restricted share units (“RSU”), which may be granted by an agreement evidencing the RSUs granted under the Omnibus Plan (a “RSU Agreement”);

●	deferred share units (“DSU”), which may be granted by an agreement evidencing the DSUs granted under the Omnibus Plan (a “DSU Agreement”);

●	performance share units (“PSU”), which may be granted by an agreement evidencing the PSUs granted under the Omnibus Plan (a “PSU Agreement”).

Options

An Option entitles a holder thereof to purchase a common share at an exercise price set at the time of the grant, which exercise price must in all cases be not less than the Market Price on the date of grant (the “Exercise Price”). Market Price is defined as the greater of the volume weighted average trading price of the common shares on the TSX or NYSE American for the five trading days immediately preceding the date of grant (or, if such common shares are not then listed and posted for trading on the TSX or NYSE American, on such stock exchange on which the common shares are listed and posted for trading as may be selected for such purpose by the Board); provided that, for so long as the common shares are listed and posted for trading on the TSX or NYSE American, the Market Price shall not be less than the market price, as calculated under the policies of the TSX or NYSE American and further provided that with respect to an award made to a U.S. Taxpayer (as defined in the Omnibus Plan), such participant and the number of common shares subject to such Omnibus Plan Award shall be identified by the Board or the Committee (as defined in the Omnibus Plan) prior to the start of the applicable five trading day period (“Market Price”). In the event that such Shares are not listed and posted for trading on any exchange, the Market Price shall be the fair market value of such common shares as determined by the Board in its sole discretion and, with respect to an Omnibus Plan Award made to a U.S. Taxpayer, in accordance with Section 409A of the Code (as defined in the Omnibus Plan).

The term of each Option will be fixed by the Plan Administrator, but may not exceed 10 years from the grant date.

Restricted Share Units

An RSU is a unit equivalent in value to a common share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one common share for each RSU after a specified vesting period determined by the Plan Administrator, in its sole discretion. Upon settlement, holders will receive (a) one fully paid and non-assessable common share in respect of each vested RSU, (b) subject to the approval of the Plan Administrator, a cash payment, or (c) a combination of common shares and cash as contemplated by paragraphs (a) and (b). The cash payment is determined by multiplying the number of RSUs redeemed for cash by the Market Price on the date of settlement.

The number of RSUs granted at any particular time will be calculated by dividing (i) the amount of any compensation that is to be paid in the RSUs, as determined by the Plan Administrator, by (ii) the Market Price of a common share on the date of grant.

Deferred Share Units

A DSU is a unit equivalent in value to a common share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one common share for each DSU on a future date, generally upon termination of service with the Company. Upon settlement, holders will receive (a) one fully paid and non- assessable common share in respect of each vested DSU, (b) subject to the approval of the Plan Administrator, a cash payment, or (c) a combination of common shares and cash as contemplated by paragraphs (a) and (b). The cash payment is determined with reference to the Market Price in the same manner as with RSUs.

The number of DSUs granted at any particular time will be calculated by dividing (i) the amount of any compensation that is to be paid in the DSUs, as determined by the Plan Administrator, by (ii) the Market Price of a common share on the date of grant.

Performance Share Units

A PSU is a unit equivalent in value to a common share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one common share for each PSU on a future date, generally upon the achievement of certain performance goals within the Company as determined by the Plan Administrator. Upon settlement, holders will receive (a) one fully paid and non- assessable common share in respect of each vested PSU, (b) subject to the approval of the Plan Administrator, a cash payment or (c) a combination of common shares and cash as contemplated by paragraphs (a) and (b). The cash payment is determined with reference to the Market Price in the same manner as with RSUs.

Dividend Equivalents

RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per common share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the Record Date for the payment of such dividend, by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

The Options, RSUs, DSUs, and PSUs granted pursuant to the Omnibus Plan are collectively referred to as “Omnibus Plan Awards” in this Circular.

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

For more particulars about the Omnibus Plan we refer you to the Company’s Management Information Circular dated June 26, 2019 or the copy of the Omnibus Plan included with this Form 20-F Annual Report.

The Omnibus Plan replaces all previous equity compensation plans of the Company, including the Restricted Stock Unit Plan and Stock Option Plan.

RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2019:

During the fiscal year ended August 31, 2019, there were no were no RSUs granted to directors and Named Executive Officers, nor did any RSUs vest.

Outstanding RSUs

There are no RSUs outstanding as of August 31, 2019.

Pension Plan Benefits

The Company has not set aside or accrued any funds for pension, retirement or similar benefits.

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of the end of the Company’s most recently completed financial year end:

	Number of securities to be issued upon exercise of outstanding Stock Options	Weighted average exercise price of outstanding Stock Options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (Omnibus Equity Compensation Plan)	7,352,000	$0.41 CAD	7,687,155
Total	7,352,000	$0.41 CAD	7,687,155

Director Compensation

Director Compensation Table

The following table sets forth the value of all compensation provided to directors not including those directors who are also NEOs, for the Company’s most recently completed financial year:

Name	Fees Earned ($)	Stock Options granted (1) (#)	Cash Compensation Election ($)	All Other Compensation ($)	Total ($)
Norman Betts	36,000	Nil	Nil	Nil	36,000
William Harvey	37,813	Nil	Nil	Nil	37,813
Rosalind Morrow	37,813	Nil	Nil	Nil	37,813
Ulrich Rath	Nil	Nil	Nil	Nil	Nil

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

There were no RSUs granted to the directors under the Amended RSU Plan during the fiscal year ended August 31, 2019.

Termination and Change of Control Benefits

There are currently no contracts for outside management services. There are currently no employment contracts in place whereby any person is entitled to termination or change of control benefits.

C.       Board Practices

The directors of the Company serve a one year term and are elected at the annual general meeting of shareholders. At the last annual general meeting, held on March 21, 2019, the shareholders elected James Sinclair, William Harvey, Rosalind Morrow, Norman Betts and Ulrich Rath as directors. The officers of the Company are elected by the Board and serve at the pleasure of the Board.

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

Audit Committee Information

Under National Instrument 52-110 – Audit Committees (“NI 52-110”) reporting issuers are required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor. Accordingly, the Company provides the following disclosure with respect to its Audit Committee:

1.	The Audit and Compensation Committee’s Charter

1.0	Purpose of the Committee

1.1	The purpose of the Audit and Compensation Committee is to assist the Board in its oversight of the integrity of the Company’s financial statements and other relevant public disclosures, the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors’ qualifications and independence and the performance of the internal audit function and the external auditors.

2.0	Compensation

2.1	The adequacy and form of director and officer compensation is reviewed on an annual basis by the Board. The Audit and Compensation Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff. The Audit and Compensation Committee meet to discuss salary and bonus incentive matters as required.

3.0	Members of the Audit and Compensation Committee

3.1	All of the members of the Audit and Compensation Committee must be “financially literate” as defined under NI 52-110, Audit Committees, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of the accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

3.2	The Audit and Compensation Committee shall consist of no less than three Directors.

3.3	All of the members of the Audit and Compensation Committee shall be “independent” as defined under NI 52-110.

4.0	Relationship with External Auditors

4.1	The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit and Compensation Committee.

4.2	The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

4.3	The Audit and Compensation Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

4.4	The Audit and Compensation Committee will have direct communications access at all times with the external auditors.

4.5	The Audit and Compensation Committee will ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

4.6	The Audit and Compensation Committee will recommend to the Board of Directors policies for the Company’s hiring of employees or former employees of the external auditors who participated in any capacity in the audit of the Company.

5.0	Non-Audit Services

5.1	The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit and Compensation Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit and Compensation Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

5.2	Notwithstanding section 5.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i)	acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii)	performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

6.0	Appointment of Auditors

6.1	The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

6.2	The Audit and Compensation Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

7.0	Evaluation of Auditors

7.1	The Audit and Compensation Committee will review the performance of the external auditors on at least an annual basis, and notify the Board and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit and Compensation Committee.

8.0	Remuneration of the Auditors

8.1	The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

8.2	The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada.

9.0	Termination of the Auditors

9.1	The Audit and Compensation Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

10.0	Funding of Auditing and Consulting Services

10.1	Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

11.0	Role and Responsibilities of the Internal Auditor

11.1	At this time, due to the Company’s size and limited financial resources, the Chief Financial Officer of the Company shall be responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

12.0	Oversight of Internal Controls

12.1	The Audit and Compensation Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

13.0	Continuous Disclosure Requirements

13.1	At this time, due to the Company’s size and limited financial resources, the Chief Financial Officer of the Company is responsible for ensuring that the Company’s continuous reporting requirements are met and in compliance with applicable regulatory requirements.

14.0	Other Auditing Matters

14.1	The Audit and Compensation Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

14.2	The Auditors are authorized and directed to respond to all enquiries from the Audit and Compensation Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

15.0	Annual Review

15.1	The Audit and Compensation Committee Charter will be reviewed annually by the Board of Directors and the Audit and Compensation Committee to assess the adequacy of this Charter.

16.0	Independent Advisers

16.1	The Audit and Compensation Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

17.0	Reports of Fraud and Misconduct

17.1	The Audit and Compensation Committee will review, investigate and evaluate all reports of fraud and misconduct. Refer to the Company’s Whistle Blower Policy and Procedures.

18.0	Changes in Accounting Policies

18.1	The Audit and Compensation Committee will review and maintain Accounting Policies including the selection, documentation and changes in Accounting Policies.

19.0	Nominating Committee

19.1	The Nominating Committee considers the size of the Board of Directors each year when it considers the number of directors to recommend to shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience. When a vacancy on the Board arises, the independent directors of the Nominating Committee will be encouraged to bring forward any potential nominees that have the necessary skills and knowledge to serve on the Company’s Board.

2.       Composition of the Audit and Compensation Committee

Following are the members of the Audit and Compensation Committee:

Norman Betts (Chair)	Independent (1)	Financial expert (3)
Ulrich Rath	Independent (1)	Financially literate (2)
William Harvey	Independent (1)	Financially literate (2)

(i)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(ii)	An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

(iii)	An Audit Committee Financial Expert must possess five attributes: (i) an understanding of GAAP and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and (v) an understanding of audit committee functions.

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

9.       External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries are as follows:

Financial Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2019	Canada – $113,000 Tanzania - $Nil	Nil Nil	Nil Nil	Nil Nil
2018	Canada – $88,000 Tanzania - $15,000	Nil Nil	Nil Nil	Nil Nil

D.       Employees

The Company employs 11 full time employees located in Buckreef, Tanzania, and one full time employee located in Dares Salaam, Tanzania. [See disclosure below regarding Sinclair Financial of providing certain administrative services]

The Company also hires employees on a part time or temporary basis as dictated by the exploration activities on its properties. The full time and temporary employees and consultants of the Company can be grouped according to main category of activity and geographic location as follows:

Location	Category	Full Time Employees	Temporary Employees	Full Time Consultants	Part Time Consultants
Buckreef, Tanzania	Administration	5	Nil	Nil	Nil
	Exploration	8	14	Nil	Nil
Dares Salaam, Tanzania	Administration	4	Nil	Nil	Nil
	Exploration	Nil	Nil	Nil	Nil
Connecticut	Administration	3	Nil	Nil	Nil

E.        Share Ownership

The following table sets forth the share ownership of our directors and named executive officers, held by such persons as of August 31, 2019.

Name of Owner	Number of Shares Owned	Percentage (1)
Betts, Norman	125,799	0.08%
Duval, Jeff	180,000	0.12%
Guidi, Marco	50,000 (2)	0.03%
Harvey, William	190,424	0.13%
Morrow, Rosalind	669,784	0.45%
Rath, Ulrich E.	229,034 (3)	0.15%
Sinclair, James E.	2,593,992 (4)	1.72%
Moroney, Donna	Nil	N/A
Zizhou, Peter	Nil	N/A
All directors and named executive officers as a group	4,039,033	2.68%

(1)	Calculation based on 150,391,558 shares of common shares outstanding as of August 31, 2019.
(2)	50,000 shares held by ITCA Consulting Inc.
(3)	57,031 shares held by Focus-Rath & Associates.
(4)	579,022 shares held by the Estate of Barbara M. Sinclair, James E. Sinclair, Executor

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

As of August 31, 2019, the Company is not aware of any shareholders who beneficially own more than 5% of the outstanding shares of the Company’s voting securities.

The following table sets out the portion of common shares of the Company held by registered shareholders in Canada, the United States of America, and all other countries by total number of holders, total shareholdings, percentage of total issued shares, and percentage of total holders as of August 31, 2019:

Jurisdiction of Shareholders of Record	Number of Shareholders	Number of Common Shares	Percentage of Total Issued Shares	Percentage of Total Holders
United States	1,398	113,962,224	75.78%	81.75%
Canada	205	32,682,415	21.73%	11.99%
Other Countries	107	3,746,919	2.49%	6.26%
TOTAL	1,710	150,391,558	100.00%	100.00%

B.       Related Party Transactions

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

(a)        The Company entered into the following transactions with related parties:

Year ended August 31	Notes	2019	2018
Legal services	(i)	$Nil	$Nil
Consulting	(ii)	$229,414	$215,108
Consulting	(iii)	$246,602	$Nil
Consulting	(iv)	$170,718	$Nil

(i)	The Company engages a legal firm for professional services in which one of the Company’s directors is a partner. During the year ended August 31, 2019, the legal expense charged by the firm was $nil (2018 - $nil). As at August 31, 2019, $335,940 remains payable (August 31, 2018 - $335,940).

(ii)	During the year ended August 31, 2019, $229,414 (2018 - $215,108) was paid for consulting and website/data back-up services to companies controlled by individuals associated with the former CEO and current director.

(iii)	During the year ended August 31, 2019, $246,602 (2018 - $nil) was paid for drill mobilization, and advances on drilling services to Stamico, the Company’s joint venture partner on the Buckreef Gold Project.

(iv)	During the year ended August 31, 2019, $170,718 (2018 - $nil) was paid for consulting services to a company controlled by a director.

As at August 31, 2019, the Company has a receivable of $45,368 (August 31, 2018 - $40,086) from an organization associated with the Company’s President and former CEO and current director and from current officers and directors. The Company also has a receivable of $33,071 (August 31, 2018 - $nil) from Stamico.

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

As at August 31, 2019, the remaining balance outstanding under finance lease obligations after the settlements described above is $78,784 (August 31, 2018 - $67,819) and is repayable within 1 year, as such, the finance lease obligation is classified as a current liability.

(b)	Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Year ended August 31,	2019			2018
	Fees, salaries and benefits (1)	Share based payments (2), (3)		Fees, salaries and benefits (1)	Share based payments (2), (3)
Management	$576,264	$	nil	$636,744	$773,348
Directors	111,625		nil	111,625	414,000
Total	$687,889	$	nil	$748,369	$1,187,348

(1)	Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.
(2)	Compensation shares may carry restrictive legends.
(3)	All stock option share based compensation is based on the accounting expense recorded in the year.

As at August 31, 2019, included in trade and other payables is $927,000 (August 31, 2018 - $863,000) due to these key management personnel with no specific terms of repayment.

Mr. James Sinclair, the Company’s Executive Chairman, through James Sinclair dba Sinclair Financial, provides certain management and administrative services to the Company through three employees that Sinclair Financial employs. Sinclair Financial is reimbursed by the Company at cost for the administrative and management services provided. There is no formal agreement between Sinclair Financial and the Company as to this arrangement.

C.       Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Statements

A.       Consolidated Statements and Other Financial Information

This Form 20-FAnnual Report contains the audited consolidated financial statements of the Company for the fiscal years ended August 31, 2019, 2018 and 2017 with the Report of Independent Registered Public Accounting Firm, comprised of:

(a)	Consolidated Statements of Financial Position as of August 31, 2019 and 2018;

(b)	Consolidated Statements of Comprehensive Loss for the years ended August 31, 2019, 2018 and 2017;

(c)	Consolidated Statements of Changes in Equity for the years ended August 31, 2019, 2018 and 2017;

(d)	Consolidated Statements of Cash Flows for the years ended August 31, 2019, 2018 and 2017; and

(e)	Notes to the consolidated financial statements.

Dividend Policy

The Company has never paid dividends and does not intend to in the near future.

Legal Proceedings

The Company is not a party to any material legal proceedings.

B.       Significant Changes

None.

Item 9.	The Offering and Listing

A.       Offering and Listing Details

The common shares of the Company are listed on the TSX under the symbol “TNX” and on the NYSE American LLC (“NYSE American”) under the symbol “TRX”. Computershare Trust Company is the registrar and transfer agent for the Company’s common shares.

B.       Plan of Distribution

Not applicable.

C.       Markets

The Company’s common shares are listed on the TSX under the trading symbol “TNX” and on the NYSE American under the trading symbol “TRX”.

D.       Selling Shareholders

Not applicable.

E.       Dilution

Not applicable.

F.       Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.       Share Capital

The Company’s Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares.. As of August 31, 2019, there were 150,391,558 shares common shares issued and outstanding.

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

The following table reconciles the total number of common shares outstanding for the last three fiscal years:

	No. of Shares	$ Amount
Total Outstanding as of August 31, 2016	109,068,492	122,380,723
Add: Issued for private placements, net of warrants	7,197,543	(1,094,499)
Issued pursuant to Restricted Share Unit Plan	695,991	1,040,990
Shares issued for interest on gold loans	814,089	542,447
Finders fees on convertible loans	132,577	92,805
Shares issued for settlement of lease obligations	458,329	288,747
Shares issued for amounts due to related parties	187,321	131,998
Shares issued for settlement of convertible loans	83,333	49,166
Cashless exercise of warrants	3,146,944	1,742,000
Total Outstanding as of August 31, 2017	121,784,619	$125,174,377
Add: Issued pursuant to Restricted Share Unit Plan	385,147	188,722
Shares issued for interest on gold loans and convertible loans	1,172,128	612,900
Finders fees on convertible loans and gold loans	466,504	234,752
Shares issued for settlement of convertible loans	1,354,405	792,381
Total Outstanding as of August 31, 2018	125,162,803	$ 127,003,132
Add: Issued for private placements, net of share issue costs	13,435,503	8,911,230
Shares issued for interest on gold and convertible loans	1,836,229	699,651
Shares issued for settlement of convertible and gold loans	7,789,895	2,781,473
Transfer of conversion component on conversion of convertible loans	-	1,402,631
Finders fees on convertible and gold bullion loans	686,446	581,181
Stock options exercised	63,333	26,333
Transfer of reserve on exercise of stock options	-	27,722
Warrants exercised	85,127	215,000
Issued in trust for legal appeal	1,332,222	603,556
Total Outstanding as of August 31, 2019	150,391,558	$ 142,251,909

Shares are issued by the Company with the regulatory acceptance of the Toronto Stock Exchange and NYSE American, upon resolution of the Board of Directors of the Company. As of August 31, 2019, there are a total of 150,391,558 common shares issued and a further 7, 352,000 common shares reserved for issuance under outstanding share purchase options and 4,305,758 reserved for issuance under share purchase warrants.

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

The Articles of the Company were further amended on February 15, 1996, as follows:

●	the provisions of the Articles authorizing the issue of Class “B” Voting shares, Class “C” Non-Voting shares and Class “D” Preferred shares were deleted;

●	Class “A” voting shares were redesignated as common shares; and

●	a provision was added to allow meetings of shareholders to be held outside Alberta in either of the cities of Vancouver, British Columbia or Toronto, Ontario.

The Articles of the Company were further amended on February 28, 2006, as follows:

●	the name of the Company was changed to “Tanzanian Royalty Exploration Corporation”.

The Articles of the Company were further amended on February 29, 2008 as follows:

●	Pursuant to Section 173(1)(l) of the Business Corporations Act (Alberta), Item 5 of the Articles of the Company was amended by changing the maximum number of directors from 9 to 11.

The Articles of the Company were further amended on April 17, 2019 to change the name of the Company to its present name of “Tanzanian Gold Corporation”.

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

A.	Secured Gold Loan Agreements

Date	Name of Lender	Interest Rate	Terms	Conversion Rate	Loan Amount
April 9, 2019	Kelly Mckennon	8%	One year, with extension for successive terms of one year	US$0.05232	US$47,857
January 28, 2019	Hoyle Julian	8%	One year, with extension for one year with mutual consent	US$0.3357	US$169,000
June 11, 2018	Kelly McKennon	8%	One year, with extension for one year with mutual consent	US$0.3446	US$180,000
March 1, 2018	Dennis and Jane Smith	8%	One year, with extension for successive terms of one year	US$0.2670	US$330,000
January 19, 2018	Dennis and Jane Smith	8%	One year, with extension for successive terms of one year	US$0.2853	US$417,206.50
January 19, 2018	Structural Logistics, LLC	8%	One year, with extension for successive terms of one year	US$0.2853	US$100,726.86
June 28, 2016	David Ponelli	8%	One year, with extension for one year with mutual consent	US$0.26	US$100,000
June 27, 2016	Edward F. Marin Family LLC	8%	One year, with extension for one year with mutual consent	US$0.26	US$100,000
May 16, 2016	Structural Logistics, LLC	8%	One year, with extension for successive terms of one year	US$0.26	US$104,540

Date	Name of Lender	Interest Rate	Terms	Conversion Rate	Loan Amount
October 19, 2015	Edward F. Marin Family LLC	8%	Three years with extension for successive terms of one year	US$0.26	US$500,000
October 19, 2015	David Ponelli	8%	Three years with extension for successive terms of one year	US$0.26	US$500,000
June 22, 2015	William Holter	8%	One year, with extension for successive terms of one year	US$0.26	US$515,000
June 22, 2015	Hoffman Heritage Ranch	8%	One year, with extension for successive terms of one year	US$0.26	US$765,000

B.	Secured Loan Agreements

Date	Names of Lender	Interest Rate	Term	Conversion Rate	Loan Amount
October 18, 2018	Allen and Connie Duplantis	8%	One year, with extension for one year with mutual consent	US$0.34	US$100,000
October 18, 2018	William J. and Sharon B. Keating	8%	One year, with extension for one year with mutual consent	US$0.34	US$200,000
September 10, 2018	Vimco Holdings Pty Ltd.	8%	One year, with extension for one year with mutual consent	US$0.27	US$270,019.75
September 10, 2018	Echelon Super Pty Ltd.	8%	One year, with extension for one year with mutual consent	US$0.27	US$135,000
September 10, 2018	William J. and Sharon B. Keating	8%	One year, with extension for one year with mutual consent	US$0.27	US$200,769.62
September 10, 2018	Nancy Kamali	8%	One year, with extension for one year with mutual consent	US$0.27	US$75,000
September 10, 2018	The Witt Family Trust	8%	One year, with extension for one year with mutual consent	US$0.27	US$100,000
September 10, 2018	Steven Lane	8%	One year, with extension for one year with mutual consent	US$0.27	US$150,000
August 21, 2018	Dennis and Jane Smith	8%	One year, with extension for one year with mutual consent	US$0.27	US$100,000
August 21, 2018	William Holter	8%	One year, with extension for one year with mutual consent	US$0.274	US$100,000
July 30, 2018	Jeff and Linda Lane	8%	One year, with extension for one year with mutual consent	US$0.31	US$100,000
July 30, 2018	SATYA, LLC	8%	One year, with extension for one year with mutual consent	US$0.31	US$100,000
April 16, 2018	William Holter	8%	One year, with extension for one year with mutual consent	US$0.346935	US$200,000
April 16, 2018	Dennis and Jane Smith	8%	One year, with extension for one year with mutual consent	US$0.346935	US$250,000
January 19, 2018	The Witt Family Trust	8%	One year, with extension for one year with mutual consent	US$0.2853	US$200,000
June 1, 2017	New Direction IRA	8%	One year, with extension for one year with mutual consent	US$0.26	US$339,709.87
June 1, 2017	The Witt Family Trust	8%	One year, with extension for one year with mutual consent	US$0.26	US$433,301.99
March 31, 2017	Structural Logistics, LLC	8%	One year, with extension for one year with mutual consent	US$0.26	US$100,776
March 31, 2017	William Holter	8%	One year, with extension for one year with mutual consent	US$0.26	US$100,000

Date	Names of Lender	Interest Rate	Term	Conversion Rate	Loan Amount
March 31, 2017	New Direction IRA	8%	One year, with extension for one year with mutual consent	US$0.26	US$100,000
March 31, 2017	The Witt Family Trust	8%	One year, with extension for one year with mutual consent	US$0.26	US$150,000
June 30, 2016	David Schectman	8%	One year, with extension for one year with mutual consent	US$0.26	US$100,000
May 15, 2016	William Holter	8%	One year, with extension for one year with mutual consent	US$0.26	US$104,900

C.	Financing Agreements.

Date	Name
May 2, 2019	Sales Agreement with R.F. Lafferty (“Agent”) pursuant to which the Company may issue and sell through the Agent up to $3.0 million in common shares in an at-the-market offering.
August 9, 2019	Underwriting Agreement with R.F. Lafferty in which the Underwriters will sell, on a best efforts basis, an aggregate of up to 4,000,000 common shares, no par value.

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

Dispositions

A U.S. Resident Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized by the holder on a disposition or deemed disposition of common shares, provided that the shares do not constitute “taxable Canadian property” of the U.S. Resident Holder for purposes of the Canadian Tax Act. The common shares will generally not constitute taxable Canadian property of a U.S. Resident Holder at the time of disposition provided that the common shares are listed on a designated stock exchange (which includes the TSX and the NYSE American) at that time unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (i) the U.S. Resident Holder, persons with whom the U.S. Resident Holder did not deal at arm’s length and partnerships whose members include, either directly or indirectly through one or more partnerships, the U.S. Resident Holder or persons that do not deal at arm’s length with the U.S. Resident Holder, or the U.S. Resident Holder together with all such persons owned 25% or more of the issued shares of any class of the capital stock of the Company, and (ii) more than 50% of the fair market value of such shares was derived directly or indirectly from Canadian real estate, “Canadian resources properties” (as defined in the Canadian Tax Act), “timber resource property” (as defined in the Canadian Tax Act) or an option, an interest or right in such property, whether or not such property exists. Notwithstanding the foregoing, the common shares may otherwise be deemed to be taxable Canadian property to a U.S. Resident Holder for purposes of the Canadian Tax Act in particular circumstances. U.S. Resident Holders to whom common shares constitute taxable Canadian property should consult with their own tax advisors as to the Canadian income tax consequences of a disposition of the common shares.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition and disposition of the common shares. This summary applies only to U.S. Holders who hold common shares as capital assets (generally, property held for investment).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the ownership and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership or disposition of common shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the acquisition, ownership, or disposition of common shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on

Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders. For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

●	An individual who is a citizen or resident of the U.S.;
●	A corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;
●	An estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	A trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders. For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a partnership (or other “pass-through” entity) for U.S. federal income tax purposes and is not a U.S. Holder. This summary does not address the U.S. federal income tax considerations applicable to non-U.S. Holders arising from the acquisition, ownership or disposition of common shares.

Accordingly, a non-U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the purchase of the common shares pursuant to the acquisition, ownership or disposition of common shares.

Transactions Not Addressed. This summary does not address the tax consequences of transactions effected prior or subsequent to, or concurrently with, any purchase of the securities (whether or not any such transactions are undertaken in connection with the purchase of the securities), other than the U.S. federal income tax considerations to U.S. Holders of the acquisition of common shares and the ownership and disposition of such common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the acquisition, ownership, or disposition of common shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a “mark-to-market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding stock of the Company; and (i) U.S. Holders subject to Section 451(b) of the Code. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership, or disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership of the acquisition, ownership, or disposition of the common shares generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other “pass-through” entity or its owners). Owners of entities and arrangements that are classified as partnerships (or other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, or disposition of common shares.

Distributions on Common Shares

As stated above, we have never paid a dividend and have no intention of paying a dividend. Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will be reported to them as a dividend. Dividends received on the common shares generally will not be eligible for the “dividends received deduction” available to U.S. corporate shareholders receiving dividends from U.S. corporations. If the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or another qualifying income tax treaty with the United States that includes an exchange of information program which the U.S. Treasury Department has determined is satisfactory for these purposes, or its shares are readily tradable on an established securities market in the U.S., dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Under the default PFIC rules:

●	Any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of common shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any “excess distribution” (defined as a distribution to the extent it (together with all other distributions received in the relevant tax year) exceeds 125% of the average annual distribution received during the shorter of the preceding three years or the U.S. Holder’s holding period for the common shares) received on common shares or with respect to the stock of a Subsidiary PFIC will be allocated ratably to each day of such U.S. Holder’s holding period for the common shares:

●	The amount allocated to the current tax year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year;

●	The amount allocated to each of the other tax years (the “Prior PFIC Years”) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year; and

●	An interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year.

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

Alternatively, a Mark-to-Market Election may be made with respect to “marketable stock” in a PFIC if the stock is “regularly traded” on a “qualified exchange or other market” (within the meaning of the Code and the applicable U.S. Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be “regularly traded” for any calendar year during which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. If the common shares are considered to be “regularly traded” within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to its common shares. However, there is no assurance that the common shares will be or remain “regularly traded” for this purpose. A Mark-to-Market Election may not be made with respect to the stock of any Subsidiary PFIC. Hence, a Mark-to-Market Election will not be effective to eliminate the application of the default PFIC rules, described above, with respect to deemed dispositions of Subsidiary PFIC stock, or excess distributions with respect to a Subsidiary PFIC.

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

The Effect Of Comprehensive U.S. Tax Reform Legislation On The Company, Whether Adverse Or Favorable, Is Uncertain.

On December 22, 2017, President Trump signed into law H.R. 1, “An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018” (informally titled the “Tax Cuts and Jobs Act”). Among a number of significant changes to the U.S. federal income tax rules, the Tax Cuts and Jobs Act reduces the marginal U.S. corporate income tax rate from 35% to 21%, limits the deduction for net interest expense, shifts the United States toward a more territorial tax system, and imposes new taxes to combat erosion of the U.S. federal income tax base. The effect of the Tax Cuts and Jobs Act on the Company and its subsidiaries, whether adverse or favorable, is uncertain, and may not become evident for some period of time. Each U.S. Holder is urged to consult its own tax adviser regarding the implications of the Tax Cuts and Jobs Act of holding of our common shares.

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

Value Added Tax (“VAT”)

Taxable Supplies	Rate
Supply of goods and services in Mainland Tanzania	18%
Import of goods and services in Mainland Tanzania	18%
Export of goods and services from Mainland Tanzania	0%
Special relief to some entities/items	10%

VAT registrable threshold is TShs. 40 Million (or about US$25,000 at prevailing exchange rates).

Withholding Tax

Withholding tax is charged at the rates specified below:

	Resident	Non-Resident
Dividend	10%	10%
Dividend from listed on the Dar es Salaam Stock Exchange	5%	5%
Interest	10%	10%

	Resident	Non-Resident
Royalties	0%	15%
Management Fees	5%	15%
Professional Fees	5%	15%
Rent, Premium for Use of Property	10%	15%
Pension/Retirement Annuity	10%	15%
Service fee	5%	15%
Insurance premium	0	5%

Special Rates for Persons Engaged in “Mining Operations” Rates

	Resident	Non-Resident
Technical Services to Mining Operations	5%	15%
Management Fee	0%	15%

Capital Gains Taxation

0% applies to capital gains on the sale of shares listed at the DSM Stock Exchange. Normal pay as you earn rates with a marginal rate of 30% applies to capital gains by resident individuals, 30% applies to capital gains by corporations.

Thin capitalization

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

Such administrative expense by currency may change from time to time, but it has been roughly the same year to year. Further, the Company incurred net exploration costs of 3,137,557 and $1,289,228 for the years ended August 31, 2019 and 2018 respectively, which are primarily paid in U.S. dollars.

The Company has not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the Company’s operations. Based on prior years, the Company does not believe that it is subject to material foreign exchange fluctuations. However, no assurance can be given that this will continue to be true in the future.

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

The Company adopted a Common Share Shareholder Rights Plan (the “Rights Plan”), which Rights Plan has previously filed with the SEC. The Rights Plan became effective on November 2011 and was approved by the shareholders of the Company at the shareholders meeting on March 1, 2012. To continue to be effective, the Rights Plan is required to be approved by the majority of the shareholders every three years. In the event the Rights Plan is not approved by the shareholders at the meeting every three years, the Rights Plan terminates as of the date of the Company’s meeting on which the vote was supposed to take place. The extension of the Rights Plan for an additional three years was subsequently approved by the shareholders of the Company at the shareholders meeting on May 28, 2015. The extension of the Rights Plan was not subsequently submitted for approval by the shareholders of the Company at the annual meeting of the shareholders for the year ended August 31, 2017. Therefore, the Rights Plan is no longer in effect. The Company may readopt the Rights Plan in the future, subject to shareholder approval.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Exchange Act, our principal executive officer and principal financial officer evaluated our Company’s disclosure controls and procedures (as defined in rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report on Form 20-F.  Based on the evaluation, these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by our Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission.  These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to our Company’s management, including our Company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.  The conclusion that our disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting as identified below under the heading “Management’s Report on Internal Control Over Financial Reporting.”

Management anticipates that such disclosure controls and procedures will not be effective until the material weaknesses are remediated.  Our Company intends to remediate the material weaknesses as set out below.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our Company have been detected.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for our Company. Our Company’s internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our Company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that our Company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Management, including our principal executive officer and principal financial officer conducted an evaluation of the design and operation of our internal control over financial reporting as of August 31, 2019 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at August 31, 2019 due to the following material weaknesses:.(i) review and approval of certain supplier and vendor invoices and the related oversight and accuracy of recording the associated charges in the Company’s books; and (ii) lack of adequate oversight related to the development and performance of internal controls. Due to the limited number of personnel in the Company, there are inherent limitations to segregation of duties amongst personnel to perform adequate oversight.

We intend to take steps to enhance and improve the design of our internal controls over financial reporting; however during the period covered by this Annual Report on Form 20-F, we have not been able to remediate the material weaknesses identified above. Further, proposed changes to address the material weaknesses will take time to implement due to, among other things, a limited number of staff at the Company.

This annual report includes an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting.

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

Changes in Internal Controls over Financial Reporting

During the year ended August 31, 2019, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonable likely to materially affect, its internal control over financial reporting.

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

The Company undertakes to provide any person without charge a copy of its code of ethics. Persons requesting a copy should address their request to Corporate Secretary, Tanzanian Gold Corporation, Suite 202, 5626 Larch Street, Vancouver, BC, V6M 4E1.

Item 16 C.	Principal Accountant Fees and Services

The Company’s independent auditor for the fiscal year ended August 31, 2019 and 2018 was Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants.

The Company’s Audit and Compensation Committee pre-approves all services provided by its independent auditors. All of the services and fees described below were reviewed and pre-approved by the audit committee.

The following summarizes the significant professional services rendered by Dale Matheson Carr-Hilton Labonte LLP for the year ended August 31, 2019 and 2018.

Fiscal Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2019	Canada – $113,000 Tanzania - $Nil	Nil Nil	Nil Nil	Nil Nil
2018	Canada – $88,000 Tanzania - $15,000	Nil Nil	Nil Nil	Nil Nil

Item 16 D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16 E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16 F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16 G.	Corporate Governance

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

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are expressed in Canadian dollars.

Item 19.	Exhibits

Exhibit No.	Name
1.1	Articles and Bylaws of Tan Range Exploration Corporation, as amended. (1)
1.2	Certificate of Amendment for Change of Name dated February 28, 2006 (3)
1.3	Certificate of Amendment and Registration of Restated Articles dated March 7, 2008 for increase in the maximum number of directors to eleven (3)
2.1	Employee Share Ownership Plan (2003) (1)
2.5	Restricted Stock Unit Incentive Plan (2)
2.6	Amended Restricted Stock Unit Incentive Plan (4)
4.16	Heads of Agreement dated December 16, 2010 between the Company and State Mining Corporation (4)
4.17	Joint Venture Agreement dated October 25, 2011 between the Company and State Mining Corporation (4)
4.18	Kigosi Access Agreement dated December 10, 2012 between the Company and The Director of Wildlife, Wildlife Division, Ministry of Natural Resources and Tourism (5)
4.24	Continuing Guaranty from Itetemia Mining Company Limited, Lunguya Mining Company Ltd., Tancan Mining Company Limited, Tanzania American International Development Corporation 2000 Limited, Buckreef Gold Company Limited and Northwest Basemetals Company Limited (6)
4.25	Secured Gold Loan Agreement dated June 22, 2015 with Hoffman Heritage Ranches LLC (7)
4.26	Secured Gold Loan Agreement dated June 22, 2015 with William L. Holter (7)
4.27	Secured Gold Loan Agreement dated October 19, 2015 with Edward F. Marin Family LLC (8)
4.28	Secured Gold Loan Agreement dated October 19, 2015 with David Ponelli (8)
4.29	Secured Gold Loan Agreement dated May 16, 2016 with Structural Logistics, LLC (8)
4.30	Secured Loan Agreement dated May 16, 2016 with William L. Holter (8)
4.31	Secured Gold Loan Agreement dated June 27, 2016 with Edward F. Marin Family LLC (8)
4.32	Secured Gold Loan Agreement dated June 28, 2016 with David Ponelli (8)
4.33	Secured Loan Agreement dated June 30, 2016 with David Schectman (8)
4.34	Securities Purchase Agreement dated September 1, 2016 (9)
4.35	Registration Rights Agreement (9)
4.36	Secured Gold Loan Agreement dated January 19, 2018 with Structural Logistics, LLC (10)
4.37	Form of Loan Agreement Amendment (10)
4.38	Secured Gold Loan Agreement dated January 19, 2018 with Dennis and Jane Smith (10)
4.39	Secured Gold Loan Agreement dated March 1, 2018 with Dennis and Jane Smith (10)
4.40	Secured Gold Loan Agreement dated June 11, 2018 with Kelly Mckennon (10)
4.41	Form of Secured Loan Agreement (10)
4.42	Secured Loan Agreement dated March 31, 2017 with New Direction IRA (F. Graziano) *
4.43	Secured Loan Agreement dated March 31, 2017 with William Holter *
4.44	Secured Gold Loan Agreement dated March 31, 2017 with The Witt Family Trust *
4.45	Secured Loan Agreement dated March 31, 2017 with Structural Logistics, LLC *
4.46	Secured Loan Agreement dated June 1, 2017 with The Witt Family Trust *
4.47	Secured Loan Agreement dated June 1, 2017 with New Direction IRA (Lawrence Witt) *
4.48	Secured Loan Agreement dated January 19, 2018 with Witt Family Trust *
4.49	Secured Loan Agreement dated April 16, 2018 with William Holter *
4.50	Secured Loan Agreement dated April 16, 2018 with Dennis and Jane Smith *
4.51	Secured Loan Agreement dated July 30, 2018 with SATYA, LLC *

Exhibit No.	Name
4.52	Secured Loan Agreement dated July 30, 2018 with Jeff and Linda Lane *
4.53	Secured Loan Agreement dated August 21, 2018 with William Holter *
4.54	Secured Loan Agreement dated August 21, 2018 with Dennis and Jane Smith *
4.55	Secured Loan Agreement dated September 10, 2018 with The Witt Family Trust *
4.56	Secured Loan Agreement dated September 10, 2018 with Nancy Kamali *
4.57	Secured Loan Agreement dated September 10, 2018 with William J. and Sharon B. Keating *
4.58	Secured Loan Agreement dated September 10, 2018 with Steven Lane and Amendment dated January 18, 2019*
4.59	Secured Loan Agreement dated September 10, 2018 with Echelon Super Pty Ltd. *
4.60	Secured Loan Agreement dated September 10, 2018 with Vimco Holdings Pty Ltd. *
4.61	Secured Loan Agreement dated October 18, 2018 with Allen and Connie Duplantis *
4.62	Secured Loan Agreement dated October 18, 2018 with William J. and Sharon B. Keating *
4.63	Secured Gold Loan Agreement dated January 28, 2019 with Hoyle Julian *
4.64	Secured Gold Loan Agreement dated April 9, 2019 with Kelly Mckennon *
4.65	Sales Agreement dated May 2, 2019 with R.F. Lafferty (“Agent”) pursuant to which the Company may issue and sell through the Agent up to $3.0 million in common shares in an at-the-market offering. (12)
4.66	Underwriting Agreement dated August 9, 2019, with R.F. Lafferty in which the Underwriters will sell, on a best efforts basis, an aggregate of up to 4,000,000 common shares, no par value. (13)
8.1	List of Subsidiaries *
12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act *
12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act *
13.1	Certification under Section 1350 *
15.1	Consolidated Financial Statements for the years ended August 31, 2019 and 2018 *
15.2	Management’s Discussion and Analysis for the years ended August 31, 2019 and 2018 *
15.3	Consent of DMCL Chartered Professional Accountants LLP dated November 29, 2019 *
15.4	Omnibus Equity Compensation Plan *
15.5	Consent of Crundwell Metallurgy (Crundwell) *
15.5	Consent of Virimai Projects (Virimai) *
101.1	Interactive Data Files (XBRL-Related Documents).*

*	Filed herewith
(1)	Previously filed with the SEC on Form 20-F Registration Statement on March 15, 2004
(2)	Previously filed with the SEC on Form 20-F Annual Report on November 30, 2006
(3)	Previously filed with the SEC on Form 20-F Annual Report on November 27, 2009
(4)	Previously filed with the SEC on Form 20-F Annual Report on December 12, 2011
(5)	Previously filed with the SEC on Form 20-F Annual Report on November 15, 2013
(6)	Previously filed with the SEC on Form 6-K filed on December 15, 2014
(7)	Previously filed with the SEC on Form 20-F/A Annual Report on April 11, 2016
(8)	Previously filed with the SEC on Form 20-F filed on November 28, 2016
(9)	Previously filed with the SEC on Form 6-K filed on September 7, 2016
(10)	Previously filed with the SEC on Form 20-F filed on November 30, 2018
(11)	Previously filed with the SEC on Form 20-F/A filed on December 5, 2017
(12)	Previously filed with the SEC on Form 6-K filed on May 3, 2019
(13)	Previously filed with the SEC on Form 6-K filed on August 9, 2019

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date November 29, 2019

TANZANIAN GOLD CORPORATION

By:	“James E. Sinclair”
James E. Sinclair,
Executive Chairman and Director
(Principal Executive Officer)