Form 20-F/A
period 2019-08-31
Tanzanian Gold Corp
filed 2020-08-11
CIK 1173643

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________________

FORM 20-F/A

(Amendment No. 1)

_________________________

❑REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

              For the fiscal year ended  August 31, 2019

❑TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

❑SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

              Date of event requiring this shell company report

Commission File Number 001-32500

TANZANIAN GOLD CORPORATION

(Formerly known as TANZANIAN ROYALTY EXPLORATION COMPANY)

(Exact Name of Registrant as Specified in Its Charter)

ALBERTA, CANADA

(Jurisdiction of Incorporation or Organization)

#202, 5626 Larch Street,

Vancouver, British Columbia

Canada  V6M 4E1

(Address of Principal Executive Offices)

James Sinclair

Executive Chairman

Tanzanian Gold Corporation

#202, 5626 Larch Street,

Vancouver, British Columbia

Canada  V6M 4E1

Telephone:  844-364-1830

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

On December 2, 2020, Tanzanian Gold Corporation filed its Form 20-F for the year ended August 31, 2020 (“Original Filing”). Tanzanian Gold Corporation is filing this Amendment No. 1 to the Original Filing to replace Items 3, 4, 5, 8, 15 and 19 to such Form in response to certain comments raised by the staff of the Securities and Exchange Commission.  In addition, the Company is refiling its financial statements for the year ended August 31, 2019, attached hereto as Exhibit 15.1 and related management discussion and analysis attached hereto as Exbibit 15.2 as concurrently filed on Sedar with the Canadian Securities Administrators.  A change to the annual consolidated financial statements for the years ended August 31, 2019 and 2018 corrects the understatement of the fair value of the derivatives contained in the gold bullion loans by $1,300,000 and $200,000 respectively.  The Company determined an alternate valuation approach should be taken in accordance with IFRS, from the valuation approach originally taken by the Company.  As a result of the restatement, the Company’s reported net loss was increased by $1,100,000 and $200,000 for the years ended August 31, 2019 and 2018 to a loss of $30,417,517 and $7,097,397 respectively.

Except for Items 3, 4, 5, 8, 15 and 19, this Amendment No. 1 does not amend or restate the Original Filing, nor does it modify or update those disclosures affected by subsequent events or discoveries.

i

Item 3.Key Information

A.Selected Financial Data

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

The following is a summary of certain selected financial information for the Company’s five most recently completed fiscal years (in Canadian dollars, except number of shares):

	For the year ended August 31,
	2019	2018	2017	2016	2015
	Restated	Restated
Operations:

Revenues		-	-	-	-

Net loss	$(30,417,517)	$(7,097,397)	$(6,434,112)	$(12,781,902)	$(8,995,697)

Basic and diluted loss per share	(0.22)	(0.06)	(0.05)	(0.12)	(0.09)

	2019 Restated	2018 Restated	2017	2016	2015
Balance sheet:

Working Capital (deficiency)	(10,395,970)	(12,210,685)	(6,552,376)	(11,836,214)	(4,684,253)

Total Assets	38,118,925	53,235,140	51,353,088	49,885,545	53,108,859

Net Assets	18,363,791	34,126,005	36,254,043	35,156,483	46,072,190

Share Capital	142,251,909	127,003,132	125,174,377	122,380,723	120,532,634

Number of Shares	150,391,558	125,162,803	121,784,619	109,068,492	107,853,554

Deficit	$133,762,683	$103,463,959	$96,566,577	$90,600,819	$77,970,955

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

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

The Company has not been profitable since its inception. For the fiscal year ended August 31, 2019, the Company had a comprehensive loss of $30,417,517, and an accumulated deficit of $133,762,683. The Company has never generated revenues and does not expect to generate revenues until one of its properties are placed in production. There is a risk that none of the Company’s properties will be placed into production.

The Company needs additional capital.

As at August 31, 2019, the Company had cash of approximately $3,389,319 and working capital deficiency of approximately $10,395,970. The Company will continue to incur exploration and development costs to fund its plan of operations and will need to raise capital to build a mining plant at the Buckreef Project. Ultimately, the Company’s ability to continue its exploration activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing agreements or some combination of these or other means. Further the raising of additional capital by the Company may dilute existing shareholders. Traditionally, the Company has relied on issuing equity securities and debt securities that may be converted into equity securities to raise capital. No assurance can be given that the Company can continue to raise capital in this manner. Further, the issuance of equity securities or debt securities that may be convertible into equity securities will have a dilutive effect.

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

As a public company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002. The Exchange Act requires, among other things, that we file annual reports with respect to our business and financial condition. Section 404 of the Sarbanes-Oxley Act requires, among other things, that we include a report of our management on our internal control over financial reporting. We are also required to include certifications of our management regarding the effectiveness of our disclosure controls and procedures. For the year ended August 31, 2019, our management has concluded that our disclosure controls and procedures and internal control over financial reporting were ineffective due to the following material weaknesses: (i) review and approval of certain invoices and the related oversight and accuracy of recording the associated charges in the Company’s books;  (ii) Lack of adequate oversight related to the development and performance of internal controls; and (iii) ) the Company did not properly account for certain loans that may be repaid in gold bullion as a derivative security. Due to the limited number of personnel in the company, there are inherent limitations to segregation of duties amongst personnel to perform adequate oversight, including oversight regarding complex International Financial Reporting Standards that may cause misinterpretation and misapplication.  We intend to implement changes and procedures to address these issues; any proposed changes to address the material weaknesses will take time to implement due to, among other things, a limited number of staff at the Company. If we cannot effectively and efficiently improve our controls and procedures, we could suffer material misstatements in our financial statements and other information we report and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial and other information. This could lead to a decline in the trading price of our common shares.

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

The COVID-19 Pandemic may adversely affect or restrict our business and exploration activities.

The COVID-19 pandemic has caused significant and negative impact to the global financial market. Our business and exploration activities could be disrupted by the recent outbreak of COVID-19. As a result of measures imposed by the

Tanzanian government, travelers to Tanzanian may be subject to quarantine and travel to certain countries is restricted.  Further certain schools have been suspended and public gatherings have been banned due to quarantines intended to contain this outbreak. The Company continues to monitor and assess the impact on its business activities. The potential impact is uncertain, and it is difficult to reliably measure the extent of the effect of the COVID-19 pandemic on future financial results.  There can be no assurance that our monitoring and assessment will enable us to avoid part or all of any impact from the spread of COVID-019 or its consequences, including suspension of our exploration activities,

The exploration for and development of mineral deposits involves significant risks.

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

During fiscal 2019, the Company received a notice of cancellation of mining license relating to the Kigosi mining license for failure to satisfy the issues raised in the default notice.  The Company has disagreed the notice sent by the Ministry of Energy and Minerals of Tanzania followed due process under Tanzania law and the Company filed an appeal to this notification subsequent to year-end.  Further, during fiscal 2019, the Company received a notice of rejection of the mining license application for Itetemia, for failure to have complied with certain regulations.  The Company disagreed the notice sent by the government followed due process under Tanzania law and the Company filed an appeal to this notification subsequent to year-end.  However, although the Company believes that it will be successful in appealing the notice of cancellation of the Kigosi mining license and appeal of notice of rejection of the mining license application for Itetemia, in the event the Company loses either appeal, the Company may lose its  rights to either the Kigosi mining license or Itetemia mining license.

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

In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees. The Company has been making efforts to pay off certain of its outstanding annual license fees since October 2014 for all its active licenses.  The Ministry of Mines has put into effect a requirement that even though a license is forfeited, the outstanding annual fees are still due and considered a liability.   As at August 31, 2019, an accrual of $680,000 (August 31, 2018 - $260,000) has been recorded relating to unpaid license fees.  For active licenses, these licenses remain in good standing until a letter of demand is received from Ministry of Mines requesting payment of any unpaid license fees plus 50% penalty, and the Company fails to respond within 30 days. The Company has not received a letter of demand from the Ministry of Mines on its active licenses. The current penalty estimate relating to unpaid license fees is approximately $211,000 (August 31, 2018 - $125,000). The Company has not recorded an accrual for all valid and active mining licenses but only from the forfeited licenses list as stated above.

The Company may be subject to certain risks from Tanzanian government because it has not brought the Buckreef Project into production by a certain date.

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

During November 2016, the Company received a letter from STAMICO regarding the status of a payment since they allege the property was not brought into production before the specified date.  The Company responded that no penalty was due because it has certain reasons why the commission date was not met or, in the alternative, may have been met. After a series of discussions during November 2016, the Company and STAMICO resolved this issue, and the Company made payment of US$172,330 to STAMICO and the Company will pay US$382,818 to STAMICO in 24 equal installments out of proceeds of production.  The US$382,818 payment has been accrued and through correspondence, STAMICO has confirmed that no further amounts are due.

Notwithstanding the forgoing, no assurance can be given that STAMICO will not challenge the Company ownership in the joint venture because the Company has not yet brought the Buckreef Project into production.

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

Item 4.Information on the Company

A.History and Development of the Company

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

For the year ended August 31, 2019, the Company reported a net loss of $30,417,517. Included in the net loss is $22,229,752 of mineral properties and deferred exploration expenses that were written off primarily relating to the  Kigosi, Itetemia and Luhala  properties.  In light of the Company’s strategic focus on the Buckreef Project, the Kigosi, Itetemia and Luhala properties were placed in a care and maintenance phase for potential development in the future. The Company incurred deferred exploration expenditures of $3,137,557 during the year ended August 31, 2019.

In connection with the Company’s disclosure of mineral resources/mineral reserves and the cut-off grade associated with each mineral resource/reserve, it has made certain assumptions for mineral pricing and cost associated with each cut-off grade to determine the reasonable prospects for economic extraction as discussed below.

During fiscal 2019, the Company focused on the Buckreef Project. In January 2019, Stamico and Coreworthy were selected to complete Phase One of the Company’s planned three-phase drill program and in February 2019, the Company announced new assay results from the first completed drill hole PBR010, which included two mineralized zones.  In March 2019, further assay results were announced with significant intercepts reported from two additional drill-holes, PBR05 and PBR07, as well as assay results for six drill-holes, PBR06, PBR08, PBR024, PBR025; PBR028 and PBR029, drilled to target the strike and down-dip extension of gold mineralization associated with a hanging-wall zone, one of two major splays associated with the Buckreef main shear returned wide but low grade gold values.  In early May 2019, the first set of assay results were announced from the deep level diamond core drilling program at the Buckreef Project.  Significant intercepts were reported from Hole L13-3, the first diamond drill-hole below the pit bottom on the central section of the Buckreef main zone.  Assay results from the ongoing RC in-fill drilling program within the open pit were received for five additional holes PBR018, PBR019, PBR020, PBR01 and PBR024 with significant intercepts on Hole PBR18, PBR19 and PBR20.  In late May 2019, results from three holes were announced, which brought to an end Phase I of the in-pit drilling program. Significant intercepts were noted for Hole U22-1, Hole L19-1 and PBR011.  In early June 2019, the results from the third hole, Hole L19-2, of the Phase II drilling program were announced, with notable intercepts.  In early August 2019, the Company announced the start of a geophysical survey at the Buckreef Project to help complete the Company's new resource-geology model, which geophysical survey was completed by mid-September.

B.Business Overview

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

LOCATION OF TRE LICENCES ON LAKE VICTORIA GREENSTONE BELT

Mwanza
Kamanga
Sengerema
Usagara
Busisi
Buzerayombo
GEITA
Katoro
Bwanga
Misasi
BUCKREEF PROJECT
ITETEMIA
PROJECT
LUHALA
PROJECT
KIGOSI
PROJECT
PL5665/2009
PL5369/2008
Kahama
TANCAN MINING COMPANY
0 2.5 5 10

The map below shows the location of mainstay prospects that make up the Company’s Buckreef Project with a published Mineral resource and Mineral reserve estimate in Geita District, Tanzania

Buckreef Gold Mine Company Limited
Buckreef Project
Special Mining License Boundary
N
S
W
E
To Katoro Township
388,000 mE
390,000 mE
392,000 mE
394,000 mE
396,000 mE
9,660,000 mN
9,658,000 mN
9,656,000 mN
9,654,000 mN
Buckreef North
Buckreef Main
Eastern Porphyry
Buckreef South
Bingwa
Rwamagaza Village
Tembo
General Legend
SML Boundary
Resources
Village
Road
River
Dam

Highlights for the year ended August 31, 2019

Financial:

➢On August 13, 2019, the Company closed a public offering of 4,000,000 common shares at US$0.75 raising US $3,000,000.

➢On July 1, 2019, the Company closed a registered direct offering of 1,916,379 common shares at US$0.58 per share raising US $1,111,500.

➢On May 3, 2019, the Company completed the sale of 2,316,084 common shares at US $0.66 per share raising US $1,530,700 in the aggregate in a registered direct offering.

➢On April 18, 2019, the Company completed the sale of 606,165 common shares at US $0.58 per share raising US $350,000 in the aggregate with three investors in a registered direct offering.

➢On March 4, 2019, the Company completed the sale of 625,557 common shares at a price of US $0.45 per common share, raising an aggregate of US $281,000 in a registered direct offering.

➢On January 16, 2019, the Company completed the sale of 3,924,386 common shares at a price of US $0.23 per common share, raising an aggregate of $1,172,798 (US $885,734) in a registered direct offering.  Share issue costs amounted to $103,591 for net proceeds of $1,069,207.

➢During the year ended August 31, 2019, the Company closed $287,800 (US $216,857) in gold loans.

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

➢During the year ended August 31, 2019, the Company received loans in the amount of $1,596,401 (US$1,230,799) with a one year term with a right to extend by one additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender.  The convertible loan may be converted into common shares of the Company at the sole discretion of the lender at exercise prices ranging from US$0.27 to US$0.34 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at prices ranging from US$0.27 to  US$0.34 per share.

During the year ended August 31, 2019, the Company settled $2,614,343 (US$2,028,768) of principal amount of outstanding loans through the issuance of 7,387,818 common shares.

➢In connection with the gold loans described in note 21 and the convertible loans, the Company paid a finder’s fee via the issuance of an aggregate of 686,446 common shares with a value of $581,181.  The finder’s fee was allocated proportionally between the gold loans and convertible loans.

➢The Company entered into extension agreements in regards to USD$1,530,000 in gold loans closed on June 22, 2015, extending the term by one year to June 22, 2018, but modifying no other terms of the 2015 loans.

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

➢The Buckreef Technical team with inputs from Virimai Projects (consultant QP) completed a 63-hole (LOM) deep drilling program totaling 39,305m (underground potential resource) and a 29-hole resource upgrade drilling program totaling 4,463m focusing on the main Buckreef Project.

•Tenders inviting bids for the planned Phase 1 resource upgrade drilling program were floated in local newspapers as per new Mining regulations in December 2018.

•Applications for new licenses covering same area for 6 Buckreef licenses (PL6431/10; PL6544/10; PL6545/10; PL6546/10; PL6547/10 & PL6548/10) were lodged on 12th November 2018 with the offices of the Mining Commission (Ministry of Mines Licensing now under the Commission).

•The Application on the Buziba license (PL6545/10) was submitted for conversion to an ML based on the initial economic studies already completed on the license, including the 2012 Preliminary Economic Assessment (PEA) Report completed on the Buziba prospect by Venmyn resource consultants of South Africa.

•The first renewal license application on PL9968-14 was successfully uploaded on the Ministry’s Online Portal to generate application fee invoice. The US$300 invoice was subsequently sent to the accounts department (Dar) for settlement.

•The Company was served with a seven-day Ministerial eviction order to vacate the Kigosi project base camp while negotiations for renewed access. This was part of enforcing the law barring mining and exploration for gold and base metals in game reserve areas after the Minister of Natural Resources & Tourism visited the area on 26th July 2018.

•The Company successfully relocated all pertinent equipment and drill-cores from the Kigosi camp to Buckreef mine site as part of compliance with the Ministerial order to vacate Luhwaika camp while access negotiations proceed.

•Issuance of the Itetemia Mining License (Applic. #01722), applied for on 4th November 2015 is reportedly still under review. The Commission circulated the Local Content Regulation documentation and The Pledge that are both mandatory for submission as the last critical part of their review process. This was completed and submitted.

➢In January 2019 it was announced that Stamico and Coreworthy had been selected to complete Phase One of the Company’s planned three-phase drill program. The three-phase drill program, planned and directed by Ulrich Rath, Chair of the Company’s Technical Committee, consists of:

•Phase One to be approximately 4,500m of infill drilling designed to upgrade existing inferred ounces within the proposed open pit and to begin testing of the deep contact below the open pit.

•Phase Two will continue to delineate and test the continuity and extent of the deep contact; and

•Phase Three work will be based upon information received from Phases One and Two.

➢In February 2019 new assay results were announced from the infill RC drill program.  Significant intercepts reported from the first completed drill-hole PBR010 include two mineralized zones as more particularly described under “Exploration” below.

➢In March 2019 further assay results were announced from the infill RC drill program.  Significant intercepts reported from two additional drill-holes targeting the Buckreef main zone are set out under “Exploration” below.

In addition, assay results for six drill-holes PBR06, PBR08, PBR024, PBR025; PBR028 and PBR029 drilled to target the strike and down-dip extension of gold mineralization associated with a hanging-wall zone, one of two major splays associated with the Buckreef main shear returned wide but low grade gold values with assay highlights as more particularly described under “Exploration” below.

➢In early May 2019, the first set of assay results were announced from the deep level diamond core drilling program at the Buckreef Project.  Significant intercepts reported from Hole L13-3, the first diamond drill-hole below the pit bottom on the central section of the Buckreef main zone are more particularly described under “Exploration” below.

Assay results from the ongoing RC in-fill drilling program within the open pit were received for five additional holes PBR018, PBR019, PBR020, PBR01 and PBR024 as more particularly described under “Exploration” below.

➢In late May 2019, results from three holes were announced, which brought to an end Phase I of the in-pit drilling program, which are set forth under “Exploration” below.

➢In early June 2019, the results from the third hole, Hole L19-2, of the Phase II drilling program were announced. The objective of Phase II is to identify gold mineralization in the range of 50 to 200m below the pit bottom of the open pit that is the basis of the NI 43-101 ITR. The two previous drill holes in Phase II are Holes 13-3 and U22-1. All three holes have encountered significant mineralized widths that include notable intersections of high grade.

➢In early August 2019, the Company announced the start of a geophysical survey at the Buckreef Project to help complete the Company's new resource-geology model, which geophysical survey was completed by mid-September 2019.

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

Exploration

In January 2019 it was announced that Stamico and Coreworthy had been selected to complete Phase One of the Company’s planned three-phase drill program. The three-phase drill program, planned and directed by Ulrich Rath, Chair of the Company’s Technical Committee, consists of:

•Phase One to be approximately 4,500m of infill drilling designed to upgrade existing inferred ounces within the proposed open pit and to begin testing of the deep contact below the open pit.

•Phase Two will continue to delineate and test the continuity and extent of the deep contact; and

•Phase Three work will be based upon information received from Phases One and Two.

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

•8m grading 2.32 g/t Au from 47m depth,

•11m grading 3.06 g/t Au from 74m depth.

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

In March 2019, further assay results were announced from the infill RC drill program.  Significant intercepts reported from two additional drill-holes targeting the Buckreef main zone include highlights as follows:

•Hole PBR05 intersected 28m of gold mineralization grading @ 4.23g/t gold from 48m to 76m including:

o16m grading @ 6.72g/t gold from 60m to 76m including:

▪3m grading @ 25.17g/t gold from 69m to 72m

•Hole PBR07 intersected 30m grading @1.27g/t gold from 142m to 172m including:

o3m grading @ 2.32g/t gold from 151m to 154m; and

o8m grading @ 1.84g/t gold from 155m to 163m

In addition, assay results for six drill-holes PBR06, PBR08, PBR024, PBR025; PBR028 and PBR029 drilled to target the strike and down-dip extension of gold mineralization associated with a hanging-wall zone, one of two major splays associated with the Buckreef main shear returned wide but low grade gold values with assay highlights including:

•132m of gold mineralization in 33 narrow stringer zones; including;

oHole PBR08 intersected 2m grading @ 1.32g/t gold from 115m to 117m

oHole PBR06 intersected several narrow zones, including:

▪1m grading @ 1.07g/t gold from 59m to 60m

▪2m grading at 1.46g/t gold from 62m to 64m, and

o1m grading @ 1.09g/t gold from 76m to 77m

•All other zones intersected gold mineralization of less than 1.0g/t Au.

In early May 2019, the first set of assay results were announced from the deep level diamond core drilling program at the Buckreef Project.  Significant intercepts reported from Hole L13-3, the first diamond drill-hole below the pit bottom on the central section of the Buckreef main zone include:

•13.2m grading @ 4.57g/t Au from 360m including 2.5m grading @ 21.74g/t Au from 383m which included 1.0m grading @ 50.54g/t Au at 384m

•8.0m grading @ 4.88g/t Au from 417m including 4.4m grading @ 8.8.29 g/t Au from 418m that include 1.2m grading @ 12.82 g/t Au from 421.9m

The drill-hole was drilled to a depth of 555 meters, one meter is equal to 3.2808 feet, for a total depth of 1,820 feet, all diamond core.

Assay results from the ongoing RC in-fill drilling program within the open pit were received for five additional holes PBR018, PBR019, PBR020, PBR01 and PBR024. Significant intercepts include:

•Hole PBR18: 8m grading @ 1.17 g/t Au from 61m; and 3m grading @1.08g/t from 115m including 2m grading @1.55g/t from 116m

•Hole PBR19: 6m grading @ 1.41 g/t Au from 15m including 2m grading @ 2.49g/t from 16m

•Hole PBR20: 3m grading @ 2.27 g/t Au from 55m; 3m grading @ 1.45g/t from 65m; and 1m grading @ 2.78g/t from 76m

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

Intersections from Hole U22-1 are shown from inside the open pit and from below the pit bottom, which is approximately 210m from surface. Several notable intersections; such as 9.4m @ 6.5 g/t Au and 5.0m @ 7.7 g/t Au were encountered approximately 120m below the pit bottom. Significant intersections were also found below the open pit bottom in Hole 13-3, the first hole of Phase II, as reported in the company's press release of May 1, 2019. All remaining holes in Phase II will be testing for mineralization at various levels below the open pit bottom.

Significant intercepts from the last three holes of Phase I are:

Hole U22-1

Inside the Open Pit:

•29.6m grading @ 2.8 g/t Au starting at 81.5m; including

o3.7m grading @ 19.5 g/t Au from 84m, including

▪1.0m grading @ 47.7 g/t Au at 86m

Outside and Below Open Pit:

•89.6m grading @ 1.5 g/t Au starting at 147m, including

o9.4m grading @ 6.5 g/t Au from 261.8m, including

▪6.2m grading @ 8.5 g/t Au from 265m, including

•2.0m grading 16.6 g/t Au starting at 267m

o5.0m grading 7.7 g/t Au from 274m, including

▪3.1m grading @ 11.2 g/t Au at 274.9m

Hole L19-1

•31.0m grading @ 1.3 g/t Au starting at140 m, including

o7m grading @ 2.6 g/t Au starting at 140m, including

▪1.0m grading @ 6.7 g/t Au at 142m; and

o7m grading @ 1.4 g/t Au starting at 151m; and

o7m grading @ 1.8 g/t Au starting at 164 m

•17m grading @ 1.5 g/t Au starting at 215m including

o8.0m grading at 2.2 g/t Au starting at 221m

Hole PBR011

•21.0m grading @ 2.8 g/t Au starting at 143m, including

o2.0m grading at 12.1 g/t Au from 162m, including

▪1.0m grading @ 19 g/t Au at 163m

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

Notable intercepts in the third hole are:

Hole L19-2

•63.0m grading @ 4.8 g/t Au from 357m to 420m; including

o1.0m grading @ 7.4 g/t Au starting at 360m,

o4.0m grading @ 5.9 g/t Au starting at 369m,

o22.0m grading @ 9.3 g/t Au starting at 387m; including

▪6.0m grading @ 18.9 g/t Au that includes 2.0m grading @ 31.1 g/t Au

In early August 2019, the Company announced the start of a geophysical survey at the Buckreef Project to help complete the Company's new resource-geology model, which geophysical survey was completed by mid-September 2019.

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

Active Licenses:

Forfeited Licenses (with outstanding debt):

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

As of September 30, 2019, and based on the continuing streamlining of the PL-holdings exercise, all outstanding, current and future financial liabilities and obligations arising from our total current land-holdings (including forfeited PLs all of which no longer appear on our portal) in unpaid rents including the penalties is approximately US$511,548 consisting as follows:

•Forfeited Licenses Outstanding Annual Fees: US$353,009; and

•Forfeited Penalty Fees: US$158,538.

Highlights on the landholdings include:

•Annual fees for the Buckreef Special Mining License has been duly paid, is presently current and in full force and effect.

•The Itetemia ML application was arbitrarily cancelled by the Mining Commission without any formal communications on the outcome of the Company’s original application submitted in November 2015. The Company has initiated a formal appeal to reverse that decision.

•The Company also suspended its Kigosi project, a pre-production mining project whose development has been delayed due to recently enacted laws on mining in areas designated as game reserves. During the reporting period, the Mining Commission assumed 100% control of the Kigosi ML96/2013 while the protracted negotiations for access to the restricted Kigosi game reserve area are ongoing. Management has engaged the Mining Commission as well as the Minister of Mines to determine the event that have occurred.  The Company has taken action  to remedy the situation. The Company has paid all outstanding annual fees to the Ministry of Mines as a show of good faith while negotiations for access with the Ministry of Natural Resources and Tourism continue.

•Due to some attempted invasion in and around the Buckreef Project, the Company has requested and been granted the presence of  Tanzanian police  at the camp site and is negotiating a Memorandum of Understanding with the Tanzanian Inspector General Police, to have a permanent security detail from the Police force as we go forward with the project development.

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

Mining Buckreef South Pilot Pit

The following cumulative work on mining and process plant operations was completed up to August 31, 2019:

•No mining or ore processing activities conducted at the Buckreef Project during the reporting period.

•Historical cumulative total ore mined from the Buckreef South pilot pit as of 31st November 2018 remains at 119,725.59t averaging 1.86g/t Au with total contained metal ounces of 7,161.24.

•The disposition of the Ore stockpiled as of 31st November 2018, remains as follows: ROMPAD: 72,315.66t @1.39g/t Au (3,237.96 Ozs); Pad#1: 20,931.75t @2.29g/t Au (1,541.77 Ozs); Pad#2: 12,943.78t @2.78g/t Au (1,155.55 Ozs); Pad#3: 9,237.90t @ 3.85g/t Au (1,143.49 Ozs) & Crusher Pad: 4,245t @ 3.86 g/t Au (526.62 Ozs).

Resource Drilling on the Buckreef Main Pit Area

The following cumulative work on mining and process plant operations was completed up to August 31, 2019:

•Continued Phase 2 resource upgrade Diamond Core (DD) drilling program.

•Commenced Phase 2 RC pre-collaring for deeper DD resource upgrade drill-holes.

Reverse Circulation (RC) Drilling (Pre-collaring)

•Phase 2 Reverse Circulation (RC) resource upgrade drilling comprising seven (7) RC drill-holes with a combined total metreage of 1,503m all drilled by Coreworthy mainly as RC pre-collaring was completed during the reporting period.

Diamond Core (DD) Drilling

•An additional eight DD drill-holes with a combined total metreage of 2,716.12m (all done by Coreworthy) were completed during the reporting period.

Drilling Assay Results

During the reporting period, assays results included significant intercepts as follows:

•L91_2 (BMDD217): 1m@1.16g/t Au from 255m; 66.7m@4.51g/t Au from 357.30m including 3m@4.85g/t Au from 358m;  & 31m@7.10g/t Au from 385m including  7m@17.00g/t Au from 398m.

•L21_3 (BMRCD295): 65.21m@0.42g/t Au from 252.31m including 1.50m@1.18g/t (298.50m), 5m@1.05g/t (317m) & 1m@1.34g/t (342m); 65.45m@1.06g/t Au from 361.45m including 6.69m@3.41g/t (364m), 13.07m@1.88g/t (393m) with 3.56m@3.68g/t (402m); 1.20m@2.34g/t (428.50m) & 3m@1.07g/t (462m).

•U22.5_1 (BMDD218): 4m@1.36g/t Au from 29m; 8m@1.36g/t Au from 305m including 1m@5.41g/t (307m) & 3m@1.37g/t Au from 364m.

Mineral Resource and Mineral Reserve Estimates

The Buckreef Project mineral resources as at August 31, 2019 using a cut-off grade of 0.5g/t is as summarized in the table below:

Buckreef Project Mineral Resource Estimate as of August 31, 2019

Source: Virimai Projects 2018

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Mineral Resources inclusive of Mineral Reserves

Estimates over variable widths to 3m to 40m

Bulk Density ranges 2.0g/cm3 to 2.8g/cm3

Inconsistencies in totals are due to rounding down

55% attributable to TRX

Cut-off grade 0.5g/t Au

The Buckreef Project Mineral Reserve estimate is based on a gold cut-off grade of 0.37grams per tonne which has been calculated from the following parameters:

Gold Price (pit shell): US$ 1,300 per oz

• Mining Cost (waste & ore): US$1.13 per ton

• Mining Cost (ore): US$17.67 per ton

• Process Cost: US$10.24 per ton of ore

• Labour Cost: US$1.98 per ton

• Recovery: 92.3% for oxides

• Recovery 85% for sulphides

The Buckreef Project pit-optimized mineral reserves as at August 31, 2019, are as summarized in the table below:

Buziba Project

In light of the Company’s focus on the Buckreef Project, there has been no fieldwork conducted on the Buziba Project during the past fiscal year and the project is currently in the care and maintenance stage.  Accordingly, we will revise the disclosures as follows deleting reference to any mineral resources.

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

During the reporting period, no fieldwork was conducted on the Buziba Project and such property is currently in the care and maintenance phase.

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

Buckreef Project PL Portfolio Status – License Status and Liabilities as of August 31,, 2019

•According to the updated Government Records the Buckreef-Buziba Project Annual Fees Liability as of 31st August is USD$0.00.

•The Company, through its JV partner, Stamico, is still in the process of negotiating with the Mining Commission to issue new Licenses to preserve the PL holdings for the JV agreement.

•The Company still has not received any information back from the Government on its request to review the proposed land compensation for villagers affected by the expanded Buckreef Special Mining Lease area.

Itetemia Property

During the reporting period, no fieldwork was conducted in the project area.

The Itetemia gold deposit includes the mineral resources of the Golden Horseshoe Reef (“GHR”), and is an advanced stage exploration project focusing on the development of the GHR. A total of 9,833m of diamond core drilling (51 holes) and 8,339m of RC drilling (138 holes) was completed on the project. Modeling and processing of assay results from both the core drilling and RC drilling so far completed over the GHR and surrounding areas culminated.

The process to convert the PL covering the Horseshoe Gold Prospect at Itetemia into a Mining License (ML) commenced on November 4, 2015. Despite numerous enquiries by the Company, no official feedback has been received from authorities in the Ministry of Mines or the Mining Commission on the status of this application during the reporting quarter. In the Company’s normal monthly review of the Government portal it became aware of changes made to the Itetemia Mining License Application. No official correspondence has been received, however it appears that our application has been denied and 5 PML’s reverted back into another name based on what we see from the portal. Management has engaged the Mining Commission as well as the Minister of Mines to determine the events, and the Company is taking  action  to remedy the situation.  The Company also has the option of referring the situation should it not resolve in our favor to the Tanzanian anti-corruption bureau or possibly seeking legal remedy under the Tanzanian / Canadian economic treaty of 2013.

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

Itetemia Gold Project PL Portfolio Status – License Status and Liabilities as of August 31, 2019

•All three of the critical PLs were successfully renewed.

•Current liability (no penalties) on the Itetemia licenses totals US$2,666 mainly related to planned renewal applications and attendant annual fees for the renewal period as itemized in the table above.

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

Kigosi Gold Project PL Portfolio Status – License Status and Liabilities as of August 31, 2019

•Applications for renewal of three of the critical licenses were successfully submitted.

•Current liability (no penalties) on the active licenses totals US$23,398 mainly related to planned renewal applications and attendant annual fees for the renewal period as itemized in the table above.

•There is an anticipated liability that will stem from some of the forfeited licenses whose outstanding annual fees at the time of forfeiture are being tabulated by the Ministry.

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

Luhala Gold Project PL Portfolio Status – License Status and Liability as of August 31, 2019

•The single PL has been renewed.

•Current liability (no penalties) on the Active license totals US$300 mainly related to planned renewal applications and attendant annual fees for the renewal period as itemized in the table above.

•There is an anticipated liability that will stem from some of the forfeited licenses whose outstanding annual fees at the time of forfeiture are being tabulated by the Ministry.

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

Remaining Gold Project PL Portfolio Status – License Status and Liabilities as of August 31, 2019

•All the PLs have outstanding annual fees and penalty fee payments were paid up during the reporting period.

•Current liability (no penalties) on the active license totals US$3,499 mainly related to planned renewal applications and attendant annual fees for the renewal period as itemized in the table above.

•There is an anticipated liability that will stem from some of the forfeited licenses whose outstanding annual fee at the time of forfeiture is being tabulated by the Ministry.

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

Table 2: Tanzam2000 PLs that forfeited and outstanding Liabilities as of September 30, 2019

Table 3: Other PLs that forfeited and outstanding Liabilities as of September 30, 2019

License Liabilities Summary

The total liability (outstanding and upcoming annual fees, application fees and processing fees) by project area as of September 30th, 2019 totals US$541,411 that is split as follows:

•Active PLs: US$29,863 (Upcoming Annual Fees-: US$26,863; Application Fees-: US$2,700 and Preparation Fees-: US$300)

•Forfeited PLs: US$511,548 (Outstanding Annual Fees: US$353,009 and Penalties: US$158,538)

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

C.Organizational Structure

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

(1)The remaining 10% interest is held by State Mining Corporation.

(2)The remaining 40% interest is held by Northern Mining and Consultancy Company Ltd.

(3)The remaining 45% interest is held by State Mining Corporation.

(4)The remaining interest is held 15% by State Mining Corporation and 10% by Songshan.

(5)The remaining interest is held 60% by Allied Gold Corp. of United Arab Emirates.

(6)Joint venture letter of intent signed and subject to final approval.

D.Property, Plant and Equipment

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

2008- 2009	Tanzanian Gold

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

Current Ownership, Property and Location

On December 16, 2010, the Company signed a binding Heads of Agreement with STAMICO setting forth the key terms to develop the Buckreef Project for which the Company paid STAMICO US $3,000,000.  On October 25, 2011, Tanzam, a wholly owned subsidiary of the Company, entered into a Definitive Joint Venture Agreement for Re-Development of the Buckreef Gold Mine with STAMICO. Under the Joint Venture Agreement, Tanzam holds a 55% interest and STAMICO holds the remaining 45% interest in the joint venture company called Buckreef Gold Company Limited (“BGC Ltd.”).

Through Tanzam, the Company has 100% control over all aspects of the joint venture. In accordance with the joint venture agreement, the Company has to arrange financing, incur expenditures, make all decisions and operate the mine in the future. The Company’s obligations and commitments include completing a preliminary economic assessment, feasibility study and mine development. STAMICO’s involvement is to contribute the licenses and rights to the property.

The joint venture agreement contains an obligation clause regarding the commissioning date for the plant. The clause becomes effective only in the event the property is not brought into production before a specified future date which was originally estimated to be in December 2015. The Company shall be entitled to extend the date for one additional year: ( i) for the extension year, on payment to STAMICO of US$500,000; (ii) for the second extension year, on payment to STAMICO of US$625,000; and (iii) for each subsequent extension year, on payment to STAMICO of US$750,000.

During November 2016, the Company received a letter from STAMICO regarding the status of a payment since they allege the property was not brought into production before the specified date.  The Company responded that no penalty was due because that it has certain reasons why the commission date was not met or, in the alternative, may have been met. After a series of discussions during November 2016, the Company and STAMICO resolved this issue, and the Company made payment of US$172,330 to STAMICO and the Company will pay US$382,818 to STAMICO in 24 equal installments out of proceeds of future production.  Through correspondence, STAMICO has confirmed that no further amounts are due.  The Company has accrued for the US$382,818 payment.

The Company has recognized a non-controlling interest (NCI) in respect of STAMICO’s 45% interest in its consolidated financial statements based on the initial payment by the Company to STAMICO and will be adjusted based on annual exploration and related expenditures. STAMICO has a free carried interest and does not contribute to exploration expenses.

There is a supervisory board made up of four directors of Tanzam and three directors of STAMICO, whom are updated with periodic reports and review major decisions. Amounts paid to STAMICO and subsequent expenditures on the property are capitalized by the Company to mineral properties or inventory for costs directly related to the extraction and processing of ore and reported under (“BGC Ltd.”).

The Buckreef Project is located in north central Tanzania immediately to the south of Lake Victoria, in the Mwanza Provincial District. The Buckreef Project is situated 110km southwest of Mwanza, in the Geita District and is accessed by ferry across Smiths Sound and then via unpaved roads and an airstrip. The Buckreef Project comprises five gold deposits located within two geographically separated areas approximately 25km apart, termed the Buckreef Mining Area (“BRMA”) and the Buziba-Busolwa Mining Area (“BZMA”) and the individual gold deposits within these mining areas have been termed Prospects, as summarized below:-

•BRMA: includes the Buckreef Project, the Bingwa Prospect, Eastern Porphyry Prospect and the Tembo Prospect; and

•BZMA: includes the Buziba Prospect

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

Gold mineralisation within the LVG occurs in a number of styles including:-

•quartz veins within minor brittle lineaments, most commonly worked on a small scale by artisanal workers, due to their limited extent and erratic gold distribution;

•mineralisation within major ductile shear zones;

•mineralisation associated with replacement of iron formation and ferruginous sediments; and

•Felsic (porphyry) hosted mineralisation, such as within the RGB.

Regardless of the geological environment, it is accepted that structural control on the emplacement of the mineralisation is critical. The following structural features have proven to be important foci of gold mineralisation:

•structural lineaments trending at 120º;

•flexures and splays to the 120º trend (such as at Golden Pride);

•structural lineaments at 70º (such as at Golden Ridge); and

•Granite-greenstone contacts (such as at the Ushirombo and RGB).

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

•1994: Signing of Buckreef Redevelopment Agreement (of the project undertook numerous exploration programs including aeromagnetic, helicopter borne IP, and ground magnetic).

•1996: Spinifex Gold of Australia acquires East Africa Mines Ltd.

•2003: Gallery Gold of Australia acquires Spinifex Gold

•2006-2010: IAMGOLD Corporation (Canada) acquire Gallery Gold (project incorporated Buckreef, Buziba, Mawe Meru & Busolwa).

•Work done includes:

➢65,000m of exploration and reconnaissance drilling

➢70,000m of resource definition, metallurgical and hydrogeological drilling,

➢Estimated expenditure of US$12 million on all four projects.

➢Total Buckreef Project mineral resources increased from 1.1 to 1.9 MoZ.

•2010: IAMGOLD Corporation surrendered project back to Stamico after decision to relocate and concentrate on projects in Mali.

•2010: October, TRX Corporation (Canada) signs MOU with Stamico to acquire Buckreef Project.

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

2011:

•October, TRX Corporation (Canada) acquire Buckreef Gold (project incorporated Buckreef, Buziba) through definitive JV Agreement (55/45% equity) with Stamico.

•TRX engaged Hellman & Schofield (Pty) Limited of Australia to prepare an independent NI 43-101 Preliminary Economic Assessment (PEA)-: pathfinder study

2012:

•TRX engaged Venmyn Independent Projects (Pty) Limited of South Africa to prepare an independent NI 43-101 Preliminary Economic Assessment (PEA)-: pathfinder study evaluating all historical technical and economic parameters of the Buckreef Project (Buckreef, Buziba, Busolwa).

•TRX successfully enalrges SML area from 4km2 to 16km2 to encompass Bingwa and Tembo prospects

2013:

•TRX commences infill exploration & additional resource definition drilling on four main prospects as follows:

•Buckreef Project: 684 drill-holes for 97,287m;

•Tembo Prospect: 74 drill-holes for 5,713m;

•Bingwa Prospect: 136 drill-holes for 12,537m &

•Eastern porphyry: 80 drill-holes for 10,814m.

•TRX engaged ENATA Resources to commence a National Environmental Management Council (NEMC) compliant Environmental Impact Assessment report. Final certification received in 0ctober 2014.

•TRX institutes bulk sample heap leach metallurgical testwork on ores from Bingwa and Tembo using SGS of South Africa.

2014:

•TRX engages Venymn to produce an updated NI 43-101 compliant Independent Technical and Valuation Report.

•ITVR incorporated new technical parameters, exploration results, Mineral Resources to update preliminary mine design, preliminary process design, environmental fatal flaw review and economic analysis on the 2012 PEA report.

•TRX engages contractors to construct Carbon-in-Column process plant and 4 heap leach pads.

•TRX completes 10,000m of Grade control drilling targeting oxide & transition ore on the pilot Buckreef South Prospect (delineated 5 major mineralized zones with a proved reserve of 206,551t @1.54g/t containing 10,225ozs Au within the original mineralization envelope).

•TRX commences pilot mining on Buckreef South (Oct. 2014).

2015/2016:

•TRX continues pilot mining, commences CIC process plant and heap leach pad operation.

•TRX commences the CIC pilot heap leaching on 3 loaded pads in April 2016. Leaching operations run for 9 months and subsequently stopped due to unfavourable un-agglomerated ore conditions.

•Process plant failure leads to Process Plant re-design planning (Emisha Mining Solution engaged).

•Renewal application for SML04/92 submitted (MEM).

2017:

•TRX receives offer letter for the renewal of the Buckreef SML and pays all statutory dues as requested. License extended for further 10-years to 2027.

•TRX smelts 6.6kg of gold dore from the Carbon-in-Column process plant.

•TRX submits 4-tonne bulk sample for further detailed metallurgical testwork with a laboratory in South Africa. TRX engages MaSS Resources Pvt Ltd. of Tanzania to commence and complete an NI 43-101 compliant Mining and Economic Feasibility study. The Report titled “Updated Independent Technical Mining Reserve Estimate and Economic Feasibility Study on the Buckreef Gold Mine Project, Tanzania, East Africa” is published on SEDAR with effective date April 27, 2017.)

•Emisha Mining Solutions continues with detailed CIL process plant designs.

•TRX hosts the new Minister of Mines, Hon. Angellah Kairuki at Buckreef Mine site.

•Buckreef mega-pit site area marked, cleared and surveyed as part of mine development.

•Mining and pit pre-development work on the ground halted while awaiting issuance of renewed SML certificate

2018:

•Detailed planning for 10,000m of close-spaced grade control drilling on the Buckreef main pit finalized.

•The Company engaged Virimai Projects Pvt Ltd. of Zimbabwe to complete Ontario Securities Commission recommended amendments to the NI 43-101 compliant Mining and Economic Feasibility study. Report entitled “ITR

Mineral Reserve Estimation and Pre-Feasibility Study for the Buckreef Gold Mine Project” published on SEDAR with effective date June 26, 2018. This report supercedes all previous ITRs on the Buckreef Project.

•The Company commenced detailed planning for additional deep drilling (diamond core) and resource upgrade drilling (RC) on the main Buckreef Project.

•The Company was in constant engagement with the Ministry of Mines pertaining to the issuance of the renewed SML certificate.

•Mining and pit pre-development work on the ground still on halt while awaiting issuance of renewed SML certificate

2019:

•Under completed Phase I and partially completed Phase II of three phase drill program, the Company has drilled 10,592m (34,751 ft) to September 25, 2019 (34,751 ft), consisting of 6,446m RC and 4,145m diamond drilling.  For further details and assay results, please refer to Plan of Operations – Exploration.

•Geophysical survey has been completed.

•Resource-geology model nearing completion.

•New surface map has been published.

•New interpretation of northwest extension.

•Metallurgical and rock mechanics testing.

•Currently evaluating pilot plant production at site.

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

The scope of work for this study included the following:

•Confirmation of the Mineral Resources as first published by Venymn

•Estimation of Mineral Reserves

•Mining Method Analysis and Selection

•Development and Production Scheduling with Specialized Mining Software

•Optimization of Production rate and Sequencing

•Estimation of Equipment and manpower requirements

•Mining logistics and infrastructure design

•Project Execution Plan

•Capital and Operating cost estimation

•Benchmarking against current operations

•Financial analysis modeling and valuation

•Identification of opportunities, risks and risk mitigation

Virimai carried out a review of the four resource models (Buckreef Main, Eastern Porphyry, Tembo and Bingwa) used in the published estimates and found that the grade estimates were robust. For this reason, Virimai accepted and adopted the resource models for use in the current pre-feasibility study. However, Virimai re-stated the Mineral Resources for two of the resource areas as follows:

•Virimai declared about 10,000t less Inferred Mineral resources as a result of surface correction; and

•85,0000t spread across the categories were removed for the declared Mineral Resources at Bingwa as a result of being located away from the main mineralised zone either located under overburden exceeding 40 m or existing as discrete non-contiguous bodies.

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

Specific Gravity ranges 2.0 to 2.8

Inconsistencies in totals are due to rounding

55% attributable to the Company

The major highlights from the Technical Mining Feasibility report include the following:

•Conventional open pit mining methods selected in pit designs.

•Over LoM, a total of 19.08Mt of ore with a strip ratio of 8.1:1 will be mined.

•Pre-existing stockpile (ROMPAD) ore totaling 119,726t grading 1.89g/t to be used for process plant commissioning.

•0.944Moz of gold mined over the open-pit life of the project.

•Recoveries of 89% for primary ore and 93%for saprolite ore, utilizing a simple EDS comminution, flotation and leaching process with gravity recovery circuit for free Au component collection.

•0.822Moz of gold will be produced over the open-pit life of the project.

•Initial capital cost outlay estimated at US$76.5 Million and sustaining capital of US$22.95 Million, including closure costs.

•Cash operating costs of $735/oz produced.

•Generation of a positive after-tax NPV of $130.96 million at a 5% discount rate and an IRR of 74%

The Company has incurred total net costs (after recoveries, if any) of $3,588,879 on the Buckreef Project for the year ended August 31, 2019.

Kigosi Project

Property Description and Location

The Kigosi Project area is principally located within the Kigosi Game Reserve controlled area. Through prospecting and mining option agreements, the Company has options to acquire interests in several Kigosi prospecting licenses. A comprehensive report summarizing exploration work done and results to date was submitted to the Director of Wildlife and Nature Conservation as part of the requisite and mandatory requirements for an application to renew the Kigosi game reserve access permit. It is a statutory requirement to have an access permit to conduct any exploration activities in an area designated as a forest and/or game reserve. On May 31, 2012, the Company was granted a two year permit from the Ministry of Wildlife and Nature Conservation to enter the Kigosi Game Reserve and continue with exploration activities. The Company is evaluating various alternatives for advancing the Kigosi Project by focusing on an area of near surface mineralization.

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

2008- 2009	Tanzanian Gold

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

During 2019, the Company received a notice of cancellation of mining license relating to the Kigosi Mining License for failure to satisfy the issues raised in the default notice.  The notice sent by the government did not follow due process under Tanzanian law and, as such, the Company filed an appeal to this notification subsequent to year-end and the Company remains confident that they will be successful in the appeal.  l.  In light of the Company’s focus on the Buckreef Project, the Company recorded a write off of $12,769,216 related to the Kigois property pending the result of the appeal (year ended August 31, 2018 - $nil, year ended August 31, 2017 - $124,717).

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

1.Tancan had to pay Stamico, on execution of the Stamico Venture Agreement, the sum of US$7,200 (as an advance against the 2% gross revenue royalty) and TSh1,000,000.

2.Tancan and Stamico were to form a joint venture company for the purpose of holding the prospecting license that shall be held 10% by Stamico (with no obligation to contribute) and 90% by Tancan, which was effected through the formation of Itetemia Mining Co.

3.Stamico is entitled to acquire an additional 20% interest in the joint venture company by paying a sum equal to 20% of the cost of placing the property into commercial production based on the feasibility study, if and when submitted to the Government of Tanzania for such purpose.

4.Tancan shall assist Stamico in raising the required capital to exercise the right referred to in (3) above.

5.Tancan was to expend the sum of US$25,000 in the first year and US$50,000 annually thereafter in relation to the training of Tanzanian personnel.

6.Upon commencement of commercial production, Stamico shall receive a 2% gross revenue royalty, which shall be increased to a 2.5% gross revenue royalty should a mine on the Itetemia prospecting license produce recoverable gold in excess of 12 grams per tonne.

7.Tancan shall pay to Stamico, as an advance against the 2% gross revenue royalty, the sum of US$7,200 on or before every anniversary of the Stamico Venture Agreement up until the development phase, upon and after which the annual sum of US$10,000 shall be paid as an advance against such royalty.

8.Tancan shall show preference to Stamico for the provision of local materials and services during the period of mining operations.

9.As amended July 2005, Tancan had to pay to Stamico the sum of US$15,000 on or before July 12 of 2006 and 2007, and ending upon commercial production, provided that commercial production commences by December 31, 2007, failing which the aforementioned payment shall be revisited. As expected, commercial production did not commence by December 31, 2007. In 2008, the annual option fee was renegotiated to US$25,000 per annum until commercial production.

10.Tancan may assign its rights under the agreement, subject to the prior written consent of Stamico.

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

2015	Company	EIA study report approved and ESIA certificate issued. Application to convert PL into Mining License procedures have commenced
2016 - 2019	Company	Itetemia Mining License Application no/01722 submitted on 4th November 2015 still under review by the Ministry of Energy and Minerals. No fieldwork conducted pending resolution on application.

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

Item 5.Operating and Financial Review and Prospects

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

Net loss for the year ended August 31, 2019 was $30,417,517, compared to a net loss of $7,097,397 for the comparable year ended August 31, 2018.  For the three month period ended August 31, 2019 and 2018, there was a net loss of $25,471,720 compared to a net loss of $2,076,711, respectively.  Net loss increased during the current year primarily due to the write off of mineral properties in the amount of $22,229,752 during the three month and year ended August 31, 2019 compared to $nil during the year ended August 31, 2018.  The Company wrote off values for its non-core assets as it focuses on the development of the Buckreef Project.  The Company has also taken a conservative stance while the status of the properties is under appeal as described in note 4 of the audited consolidated financial statements for the years ended August 31, 2019 and 2018.  Net loss also increased due to an increase in professional fees driven by an increase in legal fees in connection with outstanding litigation which increased the loss for the three month period and year ended August 31, 2019, as well as a loss on fair value of the derivative in gold loans of $1,100,000 during the year ended August 31, 2019, compared to $200,000 during the year ended August 31 2018.  These increases were offset by the decrease in share based payments, amounting to $236,000 during the year ended August 31, 2019 compared to $1,598,883 in the comparable year ended August 31, 2018.

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

The Company recognized a loss on fair value of the gold loan derivative of $1,100,000 during the year ended August 31, 2019, compared to $200,000 during the year ended August 31, 2018 in connection with the lenders option to elect repayment in gold.

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

Details of the write down are as follows:

Kigosi:

During 2019 the Company received a notice of cancellation of mining license relating to the Kigosi Mining License for failure to satisfy the issues raised in the default notice.  The notice sent by the government did not follow due process under Tanzanian law, as such, the Company filed an appeal to this notification subsequent to year-end and the Company remains confident that they will be successful in the appeal.  The Company recorded a write off of $12,769,216 related to the property pending the result of the appeal (year ended August 31, 2018 - $nil, year ended August 31, 2017 - $124,717).

Itetemia Project:

During 2019 the Company received a notice of rejection of the mining license application for Itetamia, for failure to have complied with regulations.  The notice sent by the government did not follow due process under Tanzanian law, as such, the Company filed an appeal to this notification subsequent to year-end and the Company remains confident, as confirmed by legal counsel, that the mining application was filed correctly and they were not in default of the claims listed in the rejection notification.  The Company recorded a write off of $6,059,044 related to the property pending the result of the appeal (year ended August 31, 2018 - $nil, year ended August 31, 2017 - $nil).

Luhala Project:

During the year ended August 31, 2019, the Company recorded a write off of $3,401,492 related to the property to reflect the Company’s intentions on focusing and developing the Buckreef project (year ended August 31, 2018 - $nil, year ended August 31, 2017 - $nil)).  The Company continues to hold and will develop the Luhala project in the future and fully expects the value to exceed the balance sheet value of $3,401,492 being written off during 2019.

Liquidity and Capital Resources – Going Concern Discussion

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements.  Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding and loans.  Historically, the Company obtained funding via private placements and public offerings.

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

At August 31, 2019, the Company had a working capital deficiency of $10,395,970 (August 31, 2018 – $12,210,685 working capital deficiency), had not yet achieved profitable operations, has accumulated losses of $133,762,683 (August 31, 2018 – $103,463,959) and expects to incur further losses in the development of its business. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

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

Net loss for the year ended August 31, 2018 was $7,097,397, compared to a net loss of $6,434,112 for the comparable year ended August 31, 2017. For the three month period ended August 31, 2018 and 2017, there was a net loss of $2,076,711 compared to a net loss of $1,307,313, respectively. Net loss and related expenditures were consistent between the two periods.

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

Professional fees increased by $91,186 for the year ended August 31, 2018 to $845,924 from $754,738 for the year ended August 31, 2017. Professional fees increased mainly due to increased work surrounding the adoption of the stock option plan incurred in the comparative period. For the three month period ended August 31, 2018 professional fees went from $17,001 for the three month period ended August 31, 2017 to $280,841. The increase is due to an increase in general corporate matters during the period.

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

The Company recognized a loss on fair value of the gold loan derivative of $200,000 during the year ended August 31, 2018 compared to nil for the year ended August 31, 2017 in connection with the lenders option to elect repayment in gold.

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

At August 31, 2018 the Company had a working capital deficiency of $12,210,685 (August 31, 2017 – $6,552,376 working capital deficiency), had not yet achieved profitable operations, has accumulated losses of $103,463,959 (August 31, 2017 – $96,566,577) and expects to incur further losses in the development of its business. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

Some of the Company’s mineral properties are being acquired over time by way of option payments. It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.

Commitments:

In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees. The Company has not paid certain of its annual license fees since October 2014 with exception of Buckreef and Kigosi mining licenses. As at August 31, 2019 an accrual of $680,000 (August 31, 2018 - $260,000) has been recorded relating to unpaid license fees and resultant penalties. These licenses remain in good standing until a letter of demand is received from Ministry of Energy and Minerals requesting payment of any unpaid license fees plus 50% penalty, and the Company fails to respond within 30 days. The Company has not received a letter of demand. The potential penalty relating to unpaid license fees is approximately $211,000 (August 31, 2018 - $125,000). The Company has recorded an accrual for all valid and active mining licenses.

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

The three levels of fair value hierarchy are as follows:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•Level 2 - Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly;

•Level 3 – Inputs for assets or liabilities that are not based on observable market data

As at August 31, 2019 and 2018, cash and cash equivalents were recorded at fair value under level 1 within the fair value hierarchy.

The carrying value of cash and cash equivalents, other receivables, accounts payable and accrued liabilities, leases payable, convertible loans and gold bullion loans approximate fair value because of the limited terms of these instruments.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

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

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at August 31, 2019, the Company had current assets of $4,135,316 (August 31, 2018 - $1,322,307) and current liabilities of $14,531,286 (August 31, 2018 - $13,532,992). All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital deficiency of the Company is $10,395,970 (August 31, 2018 - $12,210,685 working capital deficiency).  The Company will require additional financing in order to conduct its planned work programs on mineral properties and the development and construction of the Buckreef Project, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.

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

C.Research and Development, Patents and License, etc.

Not applicable.

D.Trend Information

No known trend.

E.Off Balance Sheet Arrangements

The Company has no material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition.

F.Tabular Disclosure of Contractual Obligations

The Company has no contractual obligations as of the latest fiscal year end which have a term of more than one year.

Item 8. Financial Statements

A.Consolidated Statements and Other Financial Information

This Form 20-F Annual Report contains the audited consolidated financial statements of the Company for the fiscal years ended August 31, 2019, 2018 and 2017 with the Report of Independent Registered Public Accounting Firm, comprised of:

(a)Consolidated Statements of Financial Position as of August 31, 2019 and 2018;

(b)Consolidated Statements of Comprehensive Loss for the years ended August 31, 2019, 2018 and 2017;

(c)Consolidated Statements of Changes in Equity for the years ended August 31, 2019, 2018 and 2017;

(d)Consolidated Statements of Cash Flows for the years ended August 31, 2019, 2018 and 2017; and

(e)Notes to the consolidated financial statements.

The Company’s audited consolidated financial statements are filed as Exhibit 15.1, to this form.

Item 15.Controls and Procedures

(a)Disclosure Controls and Procedures

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

(b)Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for our Company. Our Company’s internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including our principal executive officer and principal financial officer conducted an evaluation of the design and operation of our internal control over financial reporting as of August 31, 2019 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at August 31, 2019 due to the following material weaknesses: (i) review and approval of certain invoices and the related oversight and accuracy of recording the associated charges in the Company’s books; and (ii) lack of adequate oversight related to the development and performance of internal controls. Due to the limited number of personnel in the company, there are inherent limitations to segregation of duties amongst personnel to perform adequate oversight, including oversight regarding complex International Financial Reporting Standards that may cause misinterpretation and misapplication.  These material weaknesses resulted in understatement of the fair value of the derivatives contained in the gold bullion loans by $1,300,000 and $200,000 respectively for the years ended August 31, 2019 and 2018.

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

Item 19.Exhibits

Exhibit No.Description

12.1Certification of the Principal Executive Officer under the Sarbanes-Oxley Act

12.2Certification of the Principal Financial Officer under the Sarbanes-Oxley Act

13.1Certification under Section 1350

15.1Consolidated Financial Statements for the years ended August 31, 2019 and 2018

15.2Management’s Discussion and Analysis for the years ended August 31, 2019 and 2018 as filed with Canadian securities commissions.

15.3Consent of DMCL Chartered Professional Accountants LLP

15.4Consent of Crundwell Metallurgy (Crundwell)

15.5Consent of Virimai Projects (Virimai)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No.1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DateAugust 10, 2020

TANZANIAN GOLD CORPORATION

By:	/s/ James E. Sinclair
James E. Sinclair,
Executive Chairman and Director
(Principal Executive Officer”)