Form 20-F
period 2020-08-31
Tanzanian Gold Corp
filed 2020-12-02
CIK 1173643

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________________

FORM 20-F

_________________________

❑REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  August 31, 2020

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

Executive Chair

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 199,975,122 (as of August 31, 2020).

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

Large accelerated filer ☐      Accelerated filer ☒      Non-accelerated filer ☐         Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or

15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐Yes   ☐ No

TABLE OF CONTENTS

Cautionary Note to U.S. Investors Concerning Estimates of Mineral Resources	iii
Currency	iii
Foreign Private Issuer Filings	iii
Glossary of Technical Terms	iv
PART I
Item 1. Identity of Directors, Senior Management and Advisors	1
A. Directors and Senior Management:	1
B. Advisers	1
Item 2. Offer Statistics and Expected Timetable	1
Item 3. Key Information	1
A. Selected Financial Data	1
B. Capitalization and Indebtedness	2
C. Reasons for the Offer and Use of Proceeds	2
D. Risk Factors	2
Item 4. Information on the Company	10
A. History and Development of the Company	10
B. Business Overview	14
Plan of Operations	15
Governmental Regulations	23
C. Organizational Structure	23
D. Property, Plant and Equipment	24
Buckreef Project	24
Kigosi Project	34
Lunguya Project Area	38
Itetemia Property	40
Luhala Property	43
Item 4A. Unresolved Staff Comments	45
Item 5. Operating and Financial Review and Prospects	45
A. Management’s Discussion and Analysis	45
B. Research and Development, Patents and License, etc.	49
C. Trend Information	49
D. Off Balance Sheet Arrangements	49
E. Tabular Disclosure of Contractual Obligations	49
Item 6. Directors, Senior Management and Employees	49
A. Directors and Senior Management	49
B. Executive Compensation	53
C. Board Practices	59
D. Employees	64
E. Share Ownership	64
Item 7. Major Shareholders and Related Party Transactions	65
A. Major Shareholders	65
B. Related Party Transactions	65
C. Interests of Experts and Counsel	66
Item 8. Financial Statements	66
A. Consolidated Statements and Other Financial Information	66
B. Significant Changes	67
Item 9. The Offering and Listing	67
A. Offering and Listing Details	67
B. Plan of Distribution	67
C. Markets	67
D. Selling Shareholders	67
E. Dilution	67
F. Expenses of the Issue	67
Item 10. Additional Information	67
A. Share Capital	67

i

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

NI 43-101 ITR

National Instrument 43-101 Independent Technical Report, Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa with an effective date May 15, 2020 and prepared and signed on June 8, 2020 by Virimai Projects.

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

v

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

PART I

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

A.Selected Financial Data

The audited financial statements for the Company’s fiscal years ended August 31, 2020, 2019, 2018, 2017, and 2016 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The following selected financial data is based on financial statements prepared in accordance with IFRS and is presented for the five most recent financial years. Unless stated otherwise, reference to dollar amounts in this Annual Report shall mean Canadian dollars.

For each year in the five-year periods ended August 31, the information in the tables was extracted from the more detailed audited financial statements of the Company.

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

The following is a summary of certain selected financial information for the Company’s five most recently completed fiscal years (in Canadian dollars, except number of shares):

	For the year ended August 31,
	2020	2019	2018	2017	2016
		Restated	Restated
Operations:

Revenues	-	-	-	-

Net loss	$(16,221,757)	$(30,417,517)	$(7,097,397)	$(6,434,112)	$(12,781,902)

Basic and diluted loss per share	(0.10)	(0.22)	(0.06)	(0.05)	(0.12)

	2020	2019 Restated	2018 Restated	2017	2016
Balance sheet:

Working Capital (deficiency)	(6,773,642)	(10,395,970)	(12,210,685)	(6,552,376)	(11,836,214)

Total Assets	49,810,754	38,118,925	53,235,140	51,353,088	49,885,545

Net Assets	32,479,665	18,363,791	34,126,005	36,254,043	35,156,483

Share Capital	178,396,820	142,251,909	127,003,132	125,174,377	122,380,723

Number of Shares	199,975,122	150,391,558	125,162,803	121,784,619	109,068,492

Deficit	$149,041,291	$133,762,683	$103,463,959	$96,566,577	$90,600,819

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

The Company has not been profitable since its inception. For the fiscal year ended August 31, 2020, the Company had a comprehensive loss of $17,104,265 and an accumulated deficit of $149,041,291. The Company has never generated revenues and does not expect to generate revenues until one of its properties are placed in commercial production. Although the Company has recently began initial production at the Buckreef Project, proceeds from the sale of minerals is offset against costs and there is a risk that the Buckreef Project will not be placed into commercial production.

The Company needs additional capital.

As at August 31, 2020, the Company had cash of approximately $5,293,766 and working capital deficiency of approximately $6,773,642. The Company will continue to incur exploration and development costs to fund its plan of operations and will need to raise capital to build a mining plant at the Buckreef Project. Ultimately, the Company’s ability to continue its exploration activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing agreements or some combination of these or other means. Further the raising of additional capital by the Company may dilute existing shareholders. Traditionally, the Company has relied on issuing equity securities and debt securities that may be converted into equity securities to raise capital. No assurance can be given that the Company can continue to raise capital in this manner. Further, the issuance of equity securities or debt securities that may be convertible into equity securities will have a dilutive effect.

Substantial doubt about the Company’s ability to continue as a going concern.

Based on the Company’s current funding sources and considering the working capital position and capital requirements at August 31, 2020, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in fiscal 2021 in order to continue development and construction of the Buckreef Project. Furthermore, the Company is currently negotiating project financing terms with a number of lending institutions, which the Company believes will result in the Company obtaining the project financing required to fund the construction of a mill at the Buckreef Project. However, there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

The Company has limited cash flow from operations and has historically depended on the proceeds from equity financings for its operations.

The Company’s initial operations provide limited cash flow. Any work on the Company’s properties will require additional equity financing. If the Company seeks funding from existing or new joint venture partners, its project interests will be diluted. If the Company seeks additional equity financing, the issuance of additional shares will dilute the current interests of the Company’s current shareholders. The Company may not be able to obtain additional funding to allow the Company to fulfill its obligations on existing exploration properties. The Company’s failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development and the possible partial or total loss of the Company’s potential interest in certain properties or dilution of the Company’s interest in certain properties.

As of August 31, 2020, the Company’s internal control over financial reporting were ineffective, and if the Company continues to fail to improve such controls and procedures, investors could lose confidence in the Company’s financial and other reports, the price of its shares of common stock may decline, and it may be subject to increased risks and liabilities.

As a public company, the Company is subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002. The Exchange Act requires, among other things, that the Company file annual reports with respect to its business and financial condition. Section 404 of the Sarbanes-Oxley Act requires, among other things, that the Company include a report of its management on the Company’s internal control over financial reporting. The Company is also required to include certifications of its management regarding the effectiveness of its disclosure controls and procedures. For the year ended August 31, 2020, the Company’s management has concluded that its disclosure controls and procedures and internal control over financial reporting were ineffective due to the following material weaknesses: (i) review and approval of certain invoices and the related oversight and accuracy of recording the associated charges in the Company’s books; (ii) lack of adequate oversight related to the development and performance of internal controls; and (iii) the Company did not properly account for certain loans that may be repaid in gold bullion as a derivative security. Due to the limited number of personnel in the Company, there are inherent limitations to segregation of duties amongst personnel to perform adequate oversight, including oversight regarding complex IFRS that may cause misinterpretation and misapplication. These material weaknesses resulted in understatement of the fair value of the derivatives contained in the gold bullion loans by $1,100,000 and $200,000 respectively for the years ended August 31, 2019 and 2018. The Company intends to implement changes and procedures to address these issues; any proposed changes to address the material weaknesses will take time to implement due to, among other things, a limited number of staff at the Company. If the Company cannot effectively and efficiently improve its controls and procedures, it could suffer material misstatements in its financial statements and other information the Company reports and fail to meet its reporting obligations, which would likely cause investors to lose confidence in the Company’s reported financial and other information. This could lead to a decline in the trading price of the Company’s common shares.

Offers or availability for sale of a substantial number of common shares may cause the price of our common shares to decline.

In July, 2020, we entered into a securities purchase agreement with two institutional accredited investors and issued US$7.0 million in Tranche A Convertible Debentures. The Tranche A Convertible Debentures may be convertible into our common shares at the lesser of (i) 130% times the 20-day VWAP immediately preceding each drawdown of the Tranche A Debentures (“Fixed Conversion Price”) and (ii) 93.0% of the average of the two lowest daily VWAP of the Company’s common shares during the 10 consecutive trading days immediately preceding the date of such conversion, but in no event will the conversion price be less than US$0.20.  The Fixed Conversion Prices were US$1.2125, US$1.2029 and US$1.1554 for the US$4,000,000 drawdown, US$2,000,000 drawdown and US$1,000,000 drawdown, respectively, of the Tranche A Debentures.  In addition, in connection with the securities purchase agreement, we agreed to issue to the investors three-year warrants to purchase 3,002,037 common shares at an exercise price of US$1.2125 per common share.

As a result of the issuance of the Tranche A Convertible Debentures and warrant, we could have sales of a significant number of our common shares in the public market which could harm the market price of our common shares and make it more difficult for us to raise funds through future offerings of common shares.

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

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management, including James E. Sinclair, Executive Chair. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not have an employment contract with the Executive Chair. The Company does not maintain key-man life insurance on the Executive Chair.

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

Foreign corrupt practices legislation.

The Company is subject to the Foreign Corrupt Practices Act (the “FCPA”), the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by persons and issuers as defined by the statutes, for the purpose of obtaining or retaining business. It is the Company’s policy to implement safeguards to discourage these practices by its employees; however, its existing safeguards and any future improvements may prove to be less than effective and the Company’s employees, consultants, sales agents or distributors may engage in conduct for which the Company might be held responsible. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect the Company’s business, results of operations or financial condition. In addition, actual or alleged violations could damage the Company’s reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and could consume significant time and attention of management.

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

The COVID-19 Pandemic may adversely affect or restrict the Company’s business and exploration activities.

The COVID-19 pandemic has caused significant and negative impact to the global financial market. The Company’s business and exploration activities could be disrupted by the recent outbreak of COVID-19. As a result of measures imposed by the Tanzanian government, travelers to Tanzanian may be subject to quarantine and travel to certain countries is restricted. Further, certain schools have been suspended and public gatherings have been banned due to quarantines intended to contain this outbreak. The Company continues to monitor and assess the impact on its business activities and has implemented a COVID-19 plan. The potential impact is uncertain, and it is difficult to reliably measure the extent of the effect of the COVID-19 pandemic on future financial results. There can be no assurance that our plan and monitoring and assessment will enable the Company to avoid part or all of any impact from the spread of COVID-019 or its consequences, including suspension of its exploration activities,

The exploration for and development of mineral deposits involves significant risks.

Mineral resource exploration is a speculative business and involves a high degree of risk. The Company has completed several diamond and reverse circulation drilling programs on the Buckreef Project and independent qualified persons have reviewed the results of the drilling program in the context of analyzing the economic significance of the open-pittable mineral resources at the Buckreef Project using current gold prices. However, the exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Significant expenditures will be required to locate further and/or upgrade mineral resources from inferred category to measured and Indicated category, to revise and/or upgrade the recently established mineral reserves, to develop metallurgical processes, to purchase, construct and run a test 40tph Carbon-In-Leach (CIL) process plant dedicated to oxide ore processing and to finalize on a bankable feasibility study to construct mining and processing facilities for the silphide ore component at the Buckreef Project site.

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

During fiscal 2019, the Company received a notice of cancellation of mining license relating to the Kigosi mining license for failure to satisfy the issues raised in the default notice. The Company disagreed with the notice sent by the Ministry of Energy and Minerals of Tanzania followed due process under Tanzania law and the Company filed an appeal to this notification subsequent to year-end. Further, during fiscal 2019, the Company received a notice of rejection of the mining license application for Itetemia, for failure to have complied with certain regulations. The Company disagreed the notice sent by the government followed due process under Tanzania law and the Company filed an appeal to this notification subsequent to year-end. However, although the Company believes that it will be successful in appealing the notice of cancellation of the Kigosi mining license and appeal of notice of rejection of the mining license application for Itetemia, in the event the Company loses either appeal, the Company may lose its rights to either the Kigosi mining license or Itetemia mining license.

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

During the fiscal year, and due to the presence of the Tanzanian police details at the Buckreef site, there has been no attempted invasion in and around the Buckreef Project. The Company has planned to erect a security fence around the entire perimeter of the Buckreef project Special Mining License to further deter incursions by illegal miners and also as a safeguard to the local villagers who practice animal husbandry close to the Buckreef mining operations.

Mining exploration, development and operating activities are inherently hazardous.

The Company has not paid all annual license fees on its properties and it may be subject to penalties.

In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees. The Company has not paid certain of its annual license fees since October 2014 with exception of Buckreef mining licenses. As at August 31, 2020 an accrual of $329,000 (August 31, 2019 - $680,000) has been recorded relating to unpaid license fees and resultant penalties. These licenses remain in good standing until a letter of demand is received from Ministry of Energy and Minerals requesting payment of any unpaid license fees plus 50% penalty, and the Company fails to respond within 30 days. The Company has not received a letter of demand. The potential penalty relating to unpaid license fees is approximately $110,000 (August 31, 2019 - $211,000). The Company has recorded an accrual for all valid and active mining licenses.

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

During November 2016, the Company received a letter from Stamico regarding the status of a payment since they allege the property was not brought into production before the specified date. The Company responded that no penalty was due because it has certain reasons why the commission date was not met or, in the alternative, may have been met. After a series of discussions during November 2016, the Company and Stamico resolved this issue, and the Company made payment of US$172,330 to Stamico and the Company will pay US$382,818 to Stamico in 24 equal installments out of proceeds of production. As at August 31, 2020, US$230,012 remains accrued to be paid over 6 instalments through April 2021.

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

Development of the Company’s projects is based on estimates and the Company cannot guarantee that its projects, if any, will be placed into commercial production.

Any potential production and revenues based on production from any of the Company’s properties are estimates only. Estimates are based on, among other things, mining experience, resource estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of mining and processing. The Company’s actual production from the Buckreef Project may be lower than its production estimates. Each of these factors also applies to future development properties not yet in production at the Company’s other projects. In the case of mines the Company may develop in the future, it does not have the benefit of actual experience in its estimates, and there is a greater likelihood that the actual results will vary from the estimates. In addition, development and expansion projects are subject to unexpected construction and start-up problems and delays.

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

In addition, any new license (PL, ML & SML) applications and renewals are also now subject to the recently enacted Ministry of Mines Local Content Regulations GN 3 of 2018 that is enforced by the newly enacted and established 6-member Tanzanian Mining Commission that now oversees the Mining Commissioner and all license applications. The new regulations reflect a strong will to foster diversification and linkages to the local economy, create jobs through the use of Tanzanian expertise, goods and services, businesses and financing in the mining value chain. Not only does it force licensees and contractors to use indigenous Tanzanian companies for the procurement of goods and services, but also requires a physical presence in Tanzania.

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

Further, the operator of the Buckreef Project is Tanzam, a joint venture that is 55% owned by one of the Company’s subsidiaries and 45% is owned by the Stamico, a governmental agency of Tanzania. Therefore, the government of Tanzania will have a substantial input at the Company’s operations at the Buckreef Project.

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

The Company’s properties in Tanzania have year-round access, although seasonal winter rains from December to March may result in flooding in low lying areas, which are dominated by mbuga, a black organic rich laustrine flood soil. Further, most lowland areas are under active cultivation for corn, rice, beans and mixed crops by subsistence farmers. As a result, the area has been deforested by local agricultural practices for many years. The seasonal rains and deforested areas can create a muddy bog in some areas, which can make access more difficult, and could impede or even prevent the transport of heavy equipment to the Company’s mineral properties at certain times of the year between December and March.

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

The principal executive office of the Company is located at #202, 5626 Larch Street, Vancouver, BC V6M 4E1, and its telephone number is (844) 364-1830. The Company’s internet address is www.tangoldcorp.com.

For the year ended August 31, 2020, the Company reported a net loss of $16,221,757.

In connection with the Company’s disclosure of mineral resources/mineral reserves and the cut-off grade associated with each mineral resource/reserve, it has made certain assumptions for mineral pricing and cost associated with each cut-off grade to determine the reasonable prospects for economic extraction as discussed below.

During fiscal 2020, the Company focused on the Buckreef Project.

During fiscal 2020, the Company focused on the Buckreef Project.

During the 1st quarter period of 2020 (Sep 2019-Nov 2019), the Company continued its focus on resource upgrade drilling as follows:

•Continued Phase 2 RC drilling covering the three main contiguous zones that make up the Buckreef Deposit as Buckreef Main, Buckreef North and Buckreef South prospects.

•Continued with Phase 2 resource upgrade Diamond Core (DD) drilling program. Some of the deeper diamond core holes were first pre-collared with RC.

During the reporting period, a total 7,448.57m split as 4,221m (RC) and 3,227.57m (diamond core) was drilled. Most of the diamond core holes were initially pre-collared with RC as part of a cost saving and time saving measure as detailed below.

Reverse Circulation (RC) Drilling: Buckreef Main & North

RC drill-holes with a combined total metreage of 1,549m all drilled by Coreworthy mainly as RC pre-collaring was completed during the reporting period.

Reverse Circulation (RC) Drilling: Buckreef South

RC drill-holes with a combined total metreage of 2,672m all drilled by Coreworthy were drilled to probe mainly for the down-dip extension of the partially mined out ore zones below the South pit.

Diamond Core (DD) Drilling

DD drill-holes with a combined total metreage of 3,227.57m (all done by Coreworthy) were completed during the reporting period. The core drilling was targeting down-dip extensions of the Buckreef Main and Buckreef North sections of the deposit.

Drilling Assay Results

During the reporting period, assays results received from the drilling program for the three main sections that make up the Buckreef deposit returned encouraging results that included significant intercepts as follows:

Buckreef North

➢L19.5_1 (BMDD221): 3m@1.22g/t Au from 409m including 1m@2.39g/t Au from 409m; 1m@8.2g/t Au from 416m; 30.7m@5.52g/t Au from 420m including 6m@15.64g/t from 482m & 4m@6.55g/t Au from 475m and 7m@4.60g/t Au from 496m including 3m@9.17g/t Au from 500m.

➢L25_1 (BMRCD298): 3.99m@3.0g/t Au from 425m;  9m@0.47g/t Au from 468m; 2m@3.11g/t Au from 506m, including 1m@6.08g/t Au from 506m;  7m@0.56g/t Au from 533m;  57m@1.62g/t from 634m, including 2m@3.04g/t Au from 641m, 3m@2.32g/t Au from 650m, 6m@1.96g/t Au from 653m, 2m@6.94g/t Au from 662, 7m@3.99g/t Au from668m, 2m@4.39g/t Au from 679m and 4m@1.59g/t Au from 687m.

Grade Control (RC) Drilling

•Planning of a 3-phase grade control drilling program covering the outline of the new oxide ore starter pit was completed. Entire program comprised ~12,500m.

•Phase 1 drilling program covered the southern section of the pit and will comprise 3,325m from 133 GC holes @ 25m depth max. Actual drilling will commence in December 2019.

During the 2nd quarter period of 2020 (Dec 2019-Feb 2020), a total 13,744.88m split as 10,640m (grade control RC) and 3,104.88m (diamond core). Most of the diamond core holes were initially pre-collared with RC as part of a cost saving and time saving measure. Detailed summaries of the work are as per each heading below.

Resource Drilling: Buckreef Main & North Prospects

•The Company continued processing Phase 1 & 2 Resource upgrade drilling results by updating the Buckreef database and fine tuning the geology/structure model as well as the mineralization model in preparation for the compilation of an Independent Mineral Resource Update Technical Report for the Buckreef project.

Grade Control Drilling: Buckreef Main (Oxide Ore Starter Pit)

•Completed Phases 1 & 2 grade control RC drilling covering the southern and central parts of the planned oxide ore starter pit on the Buckreef Main prospect.

•A total metreage of 10,640m was drilled during the reporting period. Drill-holes were on 5m spacing along drill fences set 10m apart. Average drilling drilling was ~25-30m and holes drilled just to intersect bedrock.

•Modelling of the mineralized zones down to bedrock is in progress and will be used to refine oxide ore starter pit mining schedule.

Diamond Core (DD) Drilling: Metallurgical Test-work

•Commenced and completed three (3) Diamond Core (DD) drill-holes for sulphide ore metallurgical test-work. The drill-holes targeted the three main contiguous zones that make up the deposit.

•A total metreage of 584.70m was drilled during the reporting period.

•The mineralized portions of the drill-core will be subsequently exported to SGS Lakefield in Canada for relevant metallurgical test-work.

Diamond Core (DD) Drilling: Deep Drilling (U/G Potential)

•Commenced with Phase 3 Diamond Core (DD) deep drilling program targeting deeper levels of the mineralization for underground potential studies. These deep diamond core holes are first pre-collared with RC down to depths ranging from 150-200m.

•A total metreage of 2,520.18m was drilled during the reporting period. The core drilling was targeting down-dip extensions of the Buckreef Main and Buckreef North sections of the deposit.

During the reporting period, published assays results received from the drilling program for two of the three main sections that make up the Buckreef deposit returned encouraging results that included significant intercepts as follows:

Buckreef North: L26_2 (BMRCD308) returned highlights of:

➢50m@1.8g/t Au from 315m to 365m with highlights of 7m@3.9g/t Au from 319m, 13.4m@3.4g/t Au from 617.3m, 8m@4.9g/t Au from 621m incl. 1@6.3g/t Au at 622m &1m@6.1g/t Au at 624m.

The results confirm that the Northeast Extension is still open along strike. This last hole in Phase II extended the wide and robust mineralized shear zone in the Northeast Extension by 300m along strike.

Buckreef Main: L19_1 (BMRCD309) returned highlights of:

➢48m@1.5 g/t Au starting at 35m, including 4m@2.5 g/t Au at 47m, 16m@3.7 g/t Au at 67 with 1m@16 g/t Au at 68m, 5m@6.6g/t Au at 78m, including 1m@16.8 g/t Au at 79m & 13.4m@3.4 g/t Au from 617.3m incl. 8m@4.9 g/t Au from 621m, 1m@6.3 g/t Au at 622m & 1m@6.1 g/t Au at 624m.

The results confirm that the down-dip extension of a wide and robust mineralized shear to at least 400m below the open pit bottom as defined in the June 2018 PFS report.

During the 3rd quarter period of 2020 (Mar 2020-May 2020), a total 6,700.27m split as 3,711m (grade control RC), 647m RC pre-collar and 2,342.27m (diamond core). All the diamond core holes were initially pre-collared with RC as part of a cost saving and time saving measure. Detailed summaries of the work are as per each heading below.

Grade Control Drilling: Buckreef Main (Oxide Ore Starter Pit)

•Commenced Phase 3 grade control RC drilling extending north of the planned starter pit on the Buckreef Main prospect.

•A total metreage of 3,711m was drilled during the reporting period. Drill-holes were on 5m spacing along drill fences set 10m apart. Average drilling was ~25-30m and holes drilled just to intersect bedrock.

•Modelling of the mineralized zones down to bedrock is in progress and will be used to refine oxide ore starter pit mining schedule.

Diamond Core (DD) Drilling: Deep Drilling (U/G Potential)

•Continued with Phase 3 Diamond Core (DD) deep drilling program targeting deeper levels of the mineralization for underground potential studies. These deep diamond core holes are first pre-collared with RC down to depths ranging from 150-200m.

•A combined total metreage of 2,989.27m was drilled during the reporting period. The core drilling was targeting down-dip extensions of the Buckreef Main and Buckreef North sections of the deposit.

During the reporting period, published assays results received from the drilling program for two of the three main sections that make up the Buckreef deposit returned encouraging results that included significant intercepts as follows:

Buckreef North:

L19_1 (BMRCD309) returned highlights of 2m@0.47g/t  Au from 585m, 3m@4.69g/t Au from 620m; 6m@4.58g/t Au from 623m, and 1.4m@1.17g/t Au from 629m. L19_2 (BMRCD310) returned highlights of 2m@1.18g/t Au from 658.63m; 0.96m@0.85g/t Au from 685.30m;0.5m@0.66g/t Au from 714m; 3.75m@1.94g/t  Au from 809m; 0.58m@1.53g/t Au  from 817.50m and 1m@0.82g/t Au from 880m.

The results confirm that the Northeast Extension is still open along strike though the gold grades are highly erratic at this stage. The Buckreef Main zone returned wide zones of low grade mineralization in the assays received during that reporting period.

Other major operational activities during the 3rd quarter included:

➢Awarding tender for a professional contract mining services on the proposed oxide ore starter pit to FEMA Builders Pvt Ltd.

➢Appointed Nesch Mintech Company, a Mwanza based company to revamping the defunct Carbon-In-Column (CIC) plant into functional 5tph metallurgical test-work pilot Carbon-In-Leach (CIL) process plant.

➢Engaged an in-house mining crew to supervise and direct the mining activities by consultant firm, FEMA.

➢Engaged an in-house process plant operators crew to directly run the 5tph CIL plant.

➢Topsoil stripping and waste rock stripping went well despite disruptions from the rains. 12,740 tonnes of topsoil and waste material was mined during the month.

➢The start-up TSF design was completed and subsequently incorporated into the Environmental Management Audit Management Report for 2020 that was filed with NEMC, Mwanza branch.

➢Constructed and equipped the start-up Tailings Storage Facility (TSF1) for operations of the 5tph process plant. The TSF was subsequently registered with and certified by the Ministry of Water and Irrigation (MOWI) and Ministry of Minerals (MOM).

➢Appointed and engaged an Approved Professional Person (APP) to oversee TSF design, construction and monitoring as per Ministry of Water and Irrigation regulatory requirements.

➢Commenced mining activities on the starter pit. 30,301t of waste were mined and hauled to the topsoil dump and waste dump. 1,632t @ 4g/t Au (high-grade ore) and 873t @ 0.65g/t Au (low-grade ore) Au were mined and stockpiled on the ROMPAD.

➢The company also successfully dry commissioned the revamped 5tph CIL pilot process plant during the quarter.

During the 4th quarter period of 2020 (June 2020-Aug 2020), the major operational activities mainly centered on continuation of deep level resource definition drilling, oxide ore starter pit mine production, 5tph pilot plant mineral processing and metallurgical test-work and construction of oxide ore Tailings Storage Facility (TSF 1) at the Buckreef Project as briefly itemized below.

•The Company continued and completed its Phase 3 deep drilling program that was targeting down dip and strike extensions of the Buckreef Main zone at elevations up to 700m below the current pit bottom. A total of 1,973.68m (all Diamond core) were drilled during the reporting period. A total of 799 half-core samples were subsequently submitted for metallurgical analysis for Au and selected base metal content.

•Through the use of both internal and external geology experts, the Company commenced a litho-structural review of existing regional and local geophysical, geochemical and geological data to identify around-the-mine exploration targets with a view to commence preliminary wide-spaced exploration drilling in the next quarter.

•The Company continued waste stripping and oxide/transition ore mining on starter pit on the Buckreef Main prospect. A total of 119,704t of waste material (topsoil, oxidized rock and saprolite) was mined during the quarter partly as a pre-stripping strategy and partly as exposing some oxide ore for the 5tph pilot plant operations.

•A combined total of 14,176 t @ 2.34g/t Au (1,067 Ozs) of ore was mined from the starter pit during the quarter. The disposition of the mined and stockpiled ore (before process plant feed deductions) as of the 31st August 2020 is as follows:

➢High Grade Ore: 7,606.47t @3.54g/t Au (866.97 Ozs),

➢Low Grade Ore: 6,569.06t @ 0.95g/t Au (196.88 Ozs) &

➢Mineralized Waste: 622t @ 0.22g/t Au (4Ozs).

•The 5tph Carbon-in-Leach (CIL) process plant was commissioned on the 17th June 2020, the day the Company received the permit to commence using its initial TSF for the small oxide plant.

•Plant feed from the ROMPAD to crusher totaled 4,049.6 @ 3.14/t Au (582.1 Ozs) while total ore milled was 4,019.6t (dry) with average blended grade of 3.14g/t Au at an average throughput rate of 2.56t/h with a mill operational utilization was 70.3% for the reporting period to 31st August 2020.

•As of 31st August 2020, gold Dore totaling 8,832.8g with an average purity of 90.7% purity (257.7 Ozs of fine Au) was smelted and sold during the reporting quarter. The gold-in-circuit (excluding smelted Dore) was estimated to be 62.4 Ozs (the CIL closing inventory).

•Total ROMPAD stockpile balance (after plant feed reconciliation) of oxide ore materials from the starter pit as of 31st August 2020 stands at 10,937.99t @ 1.93g/t Au (631.03 Ozs) disposed as follows:

➢High Grade Ore:  4,119.32t @3.56g/t Au (471.48 Ozs),

➢Low Grade Ore: 6,738.67t @ 0.94 g/t Au (203.43 Ozs) &

➢Mineralized Waste: 622t @ 0.22g/t Au (4Ozs).

•The Company applied for and was granted the Buckreef Chemical usage permit by the Government Laboratory Agency (Chief Government Chemist) in Mwanza.

•The company also commenced and continued with construction or extension of the 5tph pilot plant TSF unit to incorporate the area covered by the defunct heap leach pads 1 and 2 during the reporting period.

•As part of its preparations to conduct an evaluation exercise for compensation of villagers whose property falls within the extended SML outline and also as an environmental baseline establishment, the company also conducted an aerial drone survey of the entire SML area covering 16.1km2 during the quarter.

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

Plan of Operations

Exploration Activities

The bulk of the properties excluding the Buckreef Gold Project in which the Company holds an interest are in the exploration and preliminary economic assessment stages of mining. Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the control of the Company.

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

Based on the drilling program results, the Company will develop models of the underlying geology and mineralized zones for more detailed testing. After further drilling, some mineralized zones will then be modeled using relevant geological software and ultimately be classified as inferred or indicated mineral resources. With sufficient infill drilling, these inferred or indicated mineral resources can be confirmed as a measured mineral resource, upon which a pre-feasibility study can be prepared by a qualified, independent mining engineer or geologist to determine whether mining activities are economic in the circumstances of the particular property. A pre-feasibility study must be completed under the requirements of NI 43-101 in Canada in order for mineral reserves to be designated and to confirm the appropriate mining and mineral processing method based on the geological and metallurgical studies of the ore. A final or bankable feasibility study must be completed for the designation of reserves under the SEC’s Industry Guide 7. If the bankable feasibility study is favorable, the Company can then use the feasibility study to seek out the necessary financing from a merchant banker or other financial institution for mine construction and development. The feasibility report will also be used to apply for conversion of the Prospecting License hosting the deposit into a Mining License or Special Mining License with the Ministry of Mines of Tanzania.

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
Buckreef Project
Special Mining License Boundary
N
S
W
E
To Katoro Township
388,000 mE
390,000 mE
392,000 mE
394,000 mE
396,000 mE
9,660,000 mN
9,658,000 mN
9,656,000 mN
9,654,000 mN
Buckreef North
Buckreef Main
Eastern Porphyry
Buckreef South
Bingwa
Rwamagaza Village
Tembo
General Legend
SML Boundary
Resources
Village
Road
River
Dam

Highlights for the year ended August 31, 2020

Financial:

•On July 22, 2020, the Company entered into a securities purchase agreement with two institutional accredited investors to issue up to US$14.0 million in convertible debentures consisting of US$7.0 million in Tranche A Convertible Debentures and up to US$7.0 million in Tranche B Convertible Debentures.

•The Company settled US$3,927,813 of principal amount of outstanding gold loans through the issuance of 14,840,305 shares.

•The Company settled US$5,095,662 of principal amount of outstanding convertible loans through the issuance of 14,427,112 shares.

•During the nine month period ended May 31, 2020, the Company received convertible loans in the amount of $5,612,589 (US$4,144,493) and gold bullion loans in the amount of $292,241 (US$203,750), with a one year term with a right to extend by one additional year by mutual consent, carrying an 8% interest rate payable quarterly. At the sole discretion of the lender, the bullion loans may be repaid in cash or common shares of the Company or gold in specified form at the option of the lender. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender. The convertible loans and gold loans may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of US$0.3417 - US$0.598 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.3417 - US$0.598 per share.

•During the nine month period ended May 31, 2020, the Company settled $224,513 (US$169,000) of principal amount of outstanding loans through the issuance of 504,419 shares.

•During the nine month period ended May 31, 2020, the Company settled $636,582 (US$475,000) of principal amount of outstanding loans through the issuance of 1,487,558 shares.  The Company also repaid $283,393 (USD$200,000) in cash.

•On December 18, 2019, the Company announced that it completed the sale of 6,695,652 common shares raising US$3,850,000.

Buckreef Project: Mine Development and Operations

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

During the fiscal year ended 31st August 2020, the Company focused all its work programs on the Buckreef Gold project covering four main areas viz human resources augmentation, resource definition drilling (including underground potential), oxide ore mining and pilot CIL process plant construction, commissioning and operation for oxide ore metallurgical testwork and limited bullion production. Some details of actual work done are briefly summarized below.

Human Resources

•The Company increased its workforce to boost the mining and process plant operator crews during the year ended 31st August 2020.

• The Company engaged a mining contractor firm headed by a reputable Mining Engineer with international exposure and experience on open pit start-up mining.

Resource Definition Drilling

During the reporting period, a total 29,868.02m split as 4,868m (RC), 14,351M (Grade control RC) and 10,649.02m (diamond core including 3 metallurgical test-work drill holes) was drilled. Most of the diamond core holes were initially pre-collared with RC as part of a cost saving and time saving measure. The grade control drilling covered the planned oxide ore starter pit down to a depth of ~30m.

Mining Buckreef South Pilot Pit

The following cumulative work on mining and process plant operations was completed up to August 31, 2020:

•No further work was conducted on the Buckreef South Pilot pit

Resource Drilling on the Buckreef Main Pit Area

The Company commenced its Phase 3 deep drilling program targeting down dip and strike extensions of the Buckreef Main zone at elevations up to 700m below the current pit bottom. In addition, some infill resource upgrade RC drill-holes were drilled as a follow up to recommendations to upgrade mineral resources. The following cumulative work on resource definition and exploration was completed up to August 31, 2020:

•4,868m RC drilling mainly as pre-collars to deep diamond core drill-holes;

•14,351m Grade control RC drilling covering the planned oxide ore starter pit down to a depth of ~30m ) and

•10,649.02m Diamond core drilling including 3 metallurgical test-work drill holes.

Mineral Resource and Mineral Reserve Estimates

The Company completed processing Phase 1 and 2 Resource upgrade drilling results and thereafter engaged Virimai Projects Pvt Ltd., which compiled an Independent Mineral Resource Update Technical Report for the Buckreef Project. The ITR report was submitted for review by the British Columbia Securities Commission and was published as a public NI43-101 compliant document in mid-June 2020.

The Buckreef prospect shear zone hosted mineral resources (Measured & Indicated) at a cut-off grade of 0.5g/t as updated now stands at 35.88Mt @ 1.77g/t with ~2.04Moz of contained gold, up from a 2018 estimate of 21.99Mt @ 1.54g/t with 1.09Moz of contained gold. The combined total mineral resources (Measured & Indicated) for the Buckreef Project as updated now stands at 38.57Mt @ 1.77g/t with ~2.19Moz of contained gold.

The Company did not conduct any mineral reserve upgrade during the reporting period. The Buckreef Project Mineral Reserve estimate still remains as published in the June 2018 Prefeasibility Technical report by Virimai Projects as summarized in the table below.

The Buckreef Project pit-optimized mineral reserves as at August 31, 2020, are as summarized in the table below:

Mining

•Mining in the oxide ore starter pit commenced during the reporting period. Initial mining plan aimed at stripping the topsoil and waste material in the central section of the new pit to expose medium to high grade ores for immediate processing by the 5tph CIL process plant to achieve a first gold pour by end of June 2020.

•The mining stats for the reporting period are as follows:

▪Topsoil and Waste rock: 162,745t

▪High-grade Oxide Ore: 9,238.47t @3.62g/t Au &

▪Low-grade oxide Ore: 7,442.06t @0.91g/t Au &

▪Mineralized Waste: 627t @0.22g/t Au

Pilot Process Plant Operations

Plant feed from the ROMPAD to crusher totaled 4,049.6 @ 3.14/t Au (582.1 Ozs) while total ore milled was 4,019.6t (dry) with average blended grade of 3.14g/t Au at an average throughput rate of 2.56t/h with a mill operational utilization was 70.3% for the reporting period to 31st August 2020.

•As of 31st August 2020, gold Dore totaling 8,832.8g with an average purity of 90.7% purity (257.7 Ozs of fine Au) was smelted and sold during the reporting quarter. The gold-in-circuit (excluding smelted Dore) was estimated to be 62.4 Ozs (the CIL closing inventory).

•Total ROMPAD stockpile balance (after plant feed reconciliation) of oxide ore materials from the starter pit as of 31st August 2020 stands at 10,937.99t @ 1.93g/t Au (631.03 Ozs) disposed as follows:

➢High Grade Ore:  4,119.32t @3.56g/t Au (471.48 Ozs),

➢Low Grade Ore: 6,738.67t @ 0.94 g/t Au (203.43 Ozs) &

➢Mineralized Waste: 622t @ 0.22g/t Au (4Ozs).

•The historical ore stockpile material mined from the South as of 31st August 2020 stands at 119,674.66t @ 1.919/t Au disposed as follows:

➢Historical Ore (Pad 1, 2 & 3):  43,114t @0.58g/t Au (806Oz after re-assaying),

➢Historical Medium Grade Ore: 72,315.66 @1.39g/t Au (3,237.96Oz) &

➢Crusher Pad#(D1):4,245t @ 3.86g/t Au (526.62 Oz).

The drop in grade is attributed to in-situ leaching with remnant cyanide over a 4 year period and the pregnant solution was never monitored but diluted with rain water and subsequently lost to the environment over the 4 year period as well

Exploration

•No exploration work was conducted in any other license holdings during the reporting period.

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

License Holding and Status (Buckreef and Buziba)

At the end of Q4 2020, the Buckreef Project technically comprises one PL and one SML covering a surface area of 21.64km2. However, due to ongoing discussions for the continuance of the original JV land-holdings, the 12 other PLs whose 8-year tenure expired are still safeguarded on the Ministry of Minerals License Portal record and the license status and statutory liabilities for the Buckreef project is as shown in the table below:

Buckreef Project PL Portfolio Status – License Status and Liabilities as of August 31, 2020

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

Exploration Projects Updates: Other PLs (JV/Discard)

No fieldwork was conducted in any of the licenses earmarked for discarding during the reporting period.

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

Table 2: TanGold Corporation Gold Projects Forfeited PL Portfolio Status – Liabilities as of 31st Aug 2020

License Liabilities Summary

•In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees for both active licenses and any other licenses that have since forfeited with a debt. The Company has paid certain of its annual license fees for all active licenses except for some forfeited or lapsed licenses since October 2014.

•Based on the new regulations that have been enacted by the Mining Commission, some of the Company’s forfeited licenses still carry an outstanding debt (incurred before and by the time of the forfeiture). The Company has cleared off all outstanding debts for licenses (current and forfeited) for Tanzam2000 as per the payment schedule agreed with the Ministry of Mines.

•The list of Company’s license holdings portfolio now comprises 31 Active & 101 Forfeited licenses. The Active licenses are made up as follows: Tancan-2, Buckreef-14 & Tanzam2000-15 split into three main categories as Retain (20), JV (1) & Discard (10).

•Cumulative annual fees liabilities for the portfolio now stand at US$294,294.75 broken as follows: Active PLs 20/21 upcoming annual rents (US$42,282) & Forfeited PLs (US$252,012.75) inclusive of penalty fees liability as of 31st August 2020.

•The Itetemia ML and Kigosi ML applications were arbitrarily cancelled by the Mining Commission without any formal communications on the outcome of the Company’s original applications submitted in November 2015 and due to a miscommunication on default letter sent to the wrong address respectively. The two court cases to resolve these issues are still being reviewed through our attorneys at the High Court of Tanzania.

Table 3: TRX All Project PL Portfolio Status – License Status and Liabilities as of 31st August 2020

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

C.Organizational Structure

The Company has the following seven subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage &Type of Securities Owned or Controlled by Company
		Voting Securities Held	Non-Voting Securities
Itetemia Mining Company Limited	Republic of Tanzania, Africa	90%(1) common shares	N/A
Lunguya Mining Company Ltd.	Republic of Tanzania, Africa	60%(2) common shares	N/A
Tancan Mining Company Limited	Republic of Tanzania, Africa	100% common shares	N/A
Tanzania American International Development Corporation 2000 Limited	Republic of Tanzania, Africa	100% common shares	N/A
Buckreef Gold Company Limited (BGCL)	Republic of Tanzania, Africa	55%(3) common shares	N/A
Northwest Basemetals Company Limited	Republic of Tanzania, Africa	75%(4) common shares	N/A
BGCL/AGC Joint Venture (6)	Republic of Tanzania, Africa	40%(5) common shares	N/A

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

Mineral Properties

Buckreef Project

History

The Lake Victoria Goldfields (“LVG”) was discovered in 1894 by German explorers and significant exploitation began in the 1930s at the Geita Gold Mine. Several small gold mines exploiting near surface reefs, operated throughout the Rwamagaza Greenstone Belt (“RGB”), particularly near the village of Rwamagaza. By 1940, Tanzania was producing 4.5tpa of Au.

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

2020	Tanzanian Gold

Drilled 29,868.02m split as 4,868m (RC), 14,351M (Grade control RC) and 10,649.02m (diamond core including 3 metallurgical test-work drill holes). New resource model completed and an NI43-101 compliant Independent Mineral Resource Update Technical Report for the Buckreef Project published on Sedar effective June 2020. Commenced oxide ore mining on the Buckreef prospect and metallurgical and rock mechanics testing. Currently evaluating pilot plant production at site.

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

During November 2016, the Company received a letter from Stamico regarding the status of a payment since they allege the property was not brought into production before the specified date. The Company responded that no penalty was due because that it has certain reasons why the commission date was not met or, in the alternative, may have been met. After a series of discussions during November 2016, the Company and Stamico resolved this issue, and the Company made payment of US$172,330 to Stamico and the Company will pay US$382,818 to Stamico in 24 equal installments out of proceeds of future production. As at August 31, 2020, US$230,012 remains accrued to be paid over 6 instalments through April 2021.

The Company has recognized a non-controlling interest (NCI) in respect of Stamico’s 45% interest in its consolidated financial statements based on the initial payment by the Company to Stamico and will be adjusted based on annual exploration and related expenditures. Stamico has a free carried interest and does not contribute to exploration expenses.

There is a supervisory board made up of four directors of Tanzam and three directors of Stamico, whom are updated with periodic reports and review major decisions. Amounts paid to Stamico and subsequent expenditures on the property are capitalized by the Company to mineral properties or inventory for costs directly related to the extraction and processing of ore and reported under BGC Ltd.

The Buckreef Project is located in north central Tanzania immediately to the south of Lake Victoria, in the Mwanza Provincial District. The Buckreef Project is situated 110km southwest of Mwanza, in the Geita District and is accessed by ferry across Smiths Sound and then via unpaved roads and an airstrip. The Buckreef Project comprises five gold deposits located within two geographically separated areas approximately 25km apart, termed the Buckreef Mining Area (“BRMA”) and the Buziba-Busolwa Mining Area (“BZMA”) and the individual gold deposits within these mining areas have been termed Prospects, as summarized below:

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

Gold mineralisation within the LVG occurs in a number of styles including:

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

•TRX successfully enlarges SML area from 4km2 to 16km2 to encompass Bingwa and Tembo prospects

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

•TRX institutes bulk sample heap leach metallurgical test-work on ores from Bingwa and Tembo using SGS of South Africa.

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

2020:

•The Company drilled 29,868.02m split as 4,868m (RC), 14,351M (Grade control RC) and 10,649.02m (diamond core including 3 metallurgical test-work drill holes). For further details and assay results, please refer to Plan of Operations – Exploration.

•New resource model completed and an NI43-101 compliant Independent Mineral Resource Update Technical Report for the Buckreef Project published on Sedar effective June 2020. New Mineral resources reported for the Buckreef Prospect only.

•Commenced oxide ore mining on the Buckreef prospect

•Metallurgical and rock mechanics testing progressed well.

•Currently evaluating pilot plant production at site.

Mineral Resource and Mineral Reserve Estimates: Virimai Projects June 2020

The Company commissioned Virimai Projects Pvt Ltd of Zimbabwe to carry out an NI43-101 compliant ITR to incorporate Phase 1 and 2 resource drilling data into the Buckreef Prospect resource model during the reporting period. This exercise subsequently led to the publication of report entitled “Updated Mineral Resource Estimate for the  Buckreef Gold Mine Project, Tanzania, East Africa” published in June 2020.

Virimai Projects did not conduct any Mineral Reserve Estimation on this new resource.

The updated Mineral Resource projections as summarized in the table below.

NI 43-101 Compliant Re-stated Mineral Resource Estimate for BRMA as at June 30, 2020

Source: Virimai Projects 2020

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Mineral Resources reported inclusive of Mineral Reserves

Estimates over variable widths to 1m to 40m

Specific Gravity ranges 2.0 to 2.8

Inconsistencies in totals are due to rounding

55% attributable to the Company

The Company did not conduct any mineral reserves optimization on the recently published mineral resource during the reporting period. Having taken into account a number of economic costing and engineering refinements, optimizations and alternatives, Virimai Projects declared an open-pit optimized Mineral Reserve estimate of 19.08Mt grading at 1.54g/t (excluding the existing mined stockpile) and containing 943,851 troy ounce gold for the Buckreef Project as summarized in the table below.

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

•Generation of a positive after-tax NPV of $130.96 million at a 5% discount rate and an IRR of 74%

The Company has incurred total net costs (after recoveries, if any) of $8,733,232 on the Buckreef Project for the year ended August 31, 2020.

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

The exploration history of the Kigosi Property from 2006 to 2020 is summarized as follows:

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

2013	Tanzanian Gold	Applied for and granted Mining License (ML496/2013) covering Luhwaika and Igunda Prospects
2014-2016	Tanzanian Gold	Kigosi game reserve access permitting issues forced a stop to all activities on the project.

2017-2018	Tanzanian Gold	Evacuation of Luhwaika base camp while access negotiations are pursued.
2019 - 2020	Tanzanian Gold	Care and maintenance.

The Company has incurred total net costs (after recoveries, if any) of $nil on the Kigosi Project for the year ended August 31, 2020. The Kigosi Project is currently in the care and maintenance stage.

During 2019, the Company received a notice of cancellation of mining license relating to the Kigosi Mining License for failure to satisfy the issues raised in the default notice. The notice sent by the government did not follow due process under Tanzanian law and, as such, the Company filed an appeal to this notification subsequent to year-end and the Company remains confident that they will be successful in the appeal. In light of the Company’s focus on the Buckreef Project, the Company recorded a write off of $12,769,216 related to the Kigosi property pending the result of the appeal for the year ended August 31, 2019 (August 31, 2018 - $nil, August 31, 2017 - $124,717).

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

History

Lunguya Exploration History Synopsis

Year	Operator	Work Performed
1999-2001	Tan Range	Acquire prospecting licenses. Review of regional aeromagnetic data as part of regional prosctive target identification

2002	Tan Range	Regional scale soil surveys. 4 regional anomalies identified
2003-2004	Tan Range	Follow up detailed soil surveys, ground IP surveys, Biogeochemistry (BGC) surveys identified Luhawika North (Bulynhulu replica?) Shilela, Nyikoboko & Nyaamakwenge prospects.
2005-2006	Tan Range	Phase 1 auger drilling, RAB/RC/Core drilling on selected targets on 3 of the 4 prospects.
2007-2008	Tanzanian Gold	Conducted detailed ground magnetics and IP surveys on Shilela, Nyamakwenge & Nyikoboko prospects
2009	Tanzanian Gold	Signed Option & Royalty Agreement on Primary Mining Licenses covering the Nyamakwenge prospect
2010-2012	Tanzanian Gold	Detailed RC and diamond core drilling on Nyamakwenge prospect (Reef and gravel resource definition-internal report). Lost main license over Luhwaika North (Buly-type?) prospect inadvertently.
2013-2015	Tanzanian Gold	No field work conducted. JV agreement on Nyamakwenge terminated in late 2015.
2016-2020	Tanzanian Gold	No field work done. Review of project conducted internally.

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

At Lunguya, all currently known, auriferous structural zones track at an oblique angle, the eastern granodiorite-mafic volcanic contact. Auriferous veins strike at 020° to 030° with the dominant intrusive volcanic contact trending at approximately 360°. On the property scale, two 330° trending fault structures are interpreted to offset the Lunguya vein into two fault repeated vein segments, having strike lengths of approximately 180 and 300 m. A few score artisanal miners have exploited these veins to a depth not exceeding 30m vertical subsurface. A second set of auriferous reefs, the Nyikoboko Reefs, are located 12 kilometres to the south. This area is associated with a smaller set of largely inactive artisanal dumps and workings.

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

Diamond drill and RC programs at Lunguya have demonstrated geological continuity of the Nyamakwenge West and East Reefs but weaker continuity of grade. The difficulty in obtaining representative gold grades from small core samples of vein material containing coarse particulate gold is a well-documented phenomenon. Widths in these boreholes are approximately true widths and the boreholes have been collared roughly perpendicular to the strike and dip of the mineralized structural zones.

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

During the year ended August 31, 2020, no direct property work was conducted on the Lunguya property. The Lunguya Property is currently in the care and maintenance stage.

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

The exploration history of the Itetemia Property from 2006 to 2020 is summarized as follows:

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

2015	Company	EIA study report approved and ESIA certificate issued. Application to convert PL into Mining License procedures have commenced
2016 - 2020	Company	Itetemia Mining License Application no/01722 submitted on 4th November 2015 still under review by the Ministry of Energy and Minerals. No fieldwork conducted pending resolution on application.

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

During the period ended August 31, 2020, no direct property work was conducted on the Itetemia property.

The Company has incurred total net costs (after any recoveries, if any) of $nil on the Itetemia Property for the year ended August 31, 2020. The Itetemia property is currently in the care and maintenance stage.

During fiscal 2019 the Company received a notice of rejection of the mining license application for the Itetemia Property, for failure to have complied with certain regulations. The notice sent by the government did not follow due process under Tanzanian law and, as such, the Company filed an appeal to this notification subsequent to year-end and the Company remains confident, as confirmed by legal counsel, that the mining application was filed correctly and they were not in default of the claims listed in the rejection notification. In light of the Company’s focus on the development of the Buckreef Project, the Company recorded a write off of $6,059,044 related to the Itetemia Property for the year ended December 31, 2019 (August 31, 2018 - $nil).

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

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Luhala Property is via the main Mwanza – Shinyanga road, which is a single lane, good to excellent quality, asphalt highway. To access the property, one drives approximately 45km to the south of Mwanza, where a dirt road from a junction at the settlement of Manawa, leads southwest to the town of Misasi. The property has year round access, although seasonal winter rains, December to March, may result in flooding in low lying areas which are dominated by mbuga (black organic rich lacustrine flood soils). Most lowland areas are under active cultivation, corn, rice, beans and mixed crops, by subsistence farmers. Low scrub and thorn bushes cover the small hills. The area has been, for many years, deforested by local agricultural practices.

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

History

Luhala has had a significantly more protracted exploration history than Lunguya, beginning with the initial exploration by the then Tanganyikan Geological Survey in 1947. The exploration history of Luhala since 2006 to 2020 is summarized as:

Luhala Exploration History Synopsis

Year	Operator	Work Performed
2006	Tancan	Diamond drilling, RC drilling
2007	Sloane	Follow-up exploration planning
2008	Sloane	Data analysis
2009	Sloane	Data analysis
2010	Sloane	Data analysis
2013	Company	In-house evaluation
2014	Company	Continued in-house evaluation
2015	Company	Continued in-house evaluation/property maintenance
2016-2020	Company	No fieldwork conducted. Property maintenance observed.

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

Exploration

During the year ended August 31, 2020, no site-based exploration work was conducted on the Luhala Property.

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

The Company has incurred total net costs (net of recoveries, if any) of $nil for the year ended August 31, 2020. The Luhala Property is currently in the care and maintenance stage.

During the year ended August 31, 2019, the Company recorded a write off of $3,401,492 related to the property to reflect the Company’s intention to focus on and develop the Buckreef Project (August 31, 2018 - $nil).

The Luhala Property is without known mineral reserves and any exploration program is an exploratory search for ore.

Item 4A.Unresolved Staff Comments

None.

Item 5.Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended August 31, 2020, 2019, and 2018 and should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

Management’s Discussion and Analysis

A discussion regarding management’s discussion and analysis is incorporated by reference to Exhibit 15.2.

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

Estimate of Share Based Payments, Warrant Liability, Embedded Derivatives Associated Assumptions

The Company recorded share based payments based on an estimate of the fair value on the grant date of share based payments issued and reviews its foreign currency denominated warrants each period based on their fair value. The accounting required for the warrant liability and the derivative liability embedded in the gold bullion loan requires estimates of interest rate, life of the warrant, stock price volatility and the application of the Black-Scholes option pricing model. See note 8 of the August 31, 2020 audited consolidated financial statements for full disclosure.

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

•Level 3 – Inputs for assets or liabilities that are not based on observable market data

As at August 31, 2020 and 2019, cash and cash equivalents were recorded at fair value under level 1 within the fair value hierarchy.

The carrying value of cash and cash equivalents, other receivables, accounts payable and accrued liabilities, leases payable, convertible loans and gold bullion loans approximate fair value because of the limited terms of these instruments.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the bank and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk. The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents. The accounts and other receivables consist of GST/HST and VAT receivable from the various government agencies and amounts due from related parties. The Company has not recorded an impairment or allowance for credit risk as at August 31, 2020, or August 31, 2019.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate. The Company’s bank accounts earn interest income at variable rates. The bullion loan carries a fixed rate of interest. The Company’s future interest income is exposed to changes in short-term rates. As at August 31, 2020, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $53,000 (August 31, 2019 - $34,000).

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at August 31, 2020, the Company had current assets of $7,057,447 (August 31, 2019 - $4,135,316) and current liabilities of $13,831,089 (August 31, 2019 - $14,531,286). All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms. Current working capital deficiency of the Company is $6,773,642 (August 31, 2019 - $10,395,970 working capital deficiency). The Company will require additional financing in order to conduct its planned work programs on mineral properties and the development and construction of the Buckreef Project, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows. At August 31, 2020, the Company had no hedging agreements in place with respect to foreign exchange rates. As a majority of the transactions of the Company are denominated in US and Tanzanian Shilling currencies, a 10% movement in the foreign exchange rate will have an impact of approximate $818,000 on the statements of comprehensive loss.

B.Research and Development, Patents and License, etc.

Not applicable.

C.Trend Information

No known trend.

D.Off Balance Sheet Arrangements

The Company has no material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition.

E.Tabular Disclosure of Contractual Obligations

The Company has no contractual obligations as of the latest fiscal year end which have a term of more than one year.

Item 6. Directors, Senior Management and Employees

A.Directors and Senior Management

The following is a list of the Company’s current directors and officers. The directors named below were elected or re-elected by the Company’s shareholders on February 28, 2019, with the exception of Andrew Cheatle, who was appointed as a director on October 28, 2020. There are no family relationships between the directors and officers.

Name, Municipality of Residence and Position With the Company	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since
Jeffrey Duval Sharon, Connecticut Acting Chief Executive Officer	Acting CEO of the Company; licensed General Engineering Contractor	Officer only
James E. Sinclair Sharon, Connecticut Executive Chair and Director	Executive Chairman and Director, former CEO of the Company	April 30, 2002
Dr. Norman Betts Fredericton, New Brunswick Director	Associate Professor, Faculty of Business Administration, University of New Brunswick and a Chartered Accountant Fellow	January 4, 2005
William Harvey Sharon, Connecticut Director	Clinical Psychologist	April 30, 2002
Rosalind Morrow Toronto, Ontario Director	Lawyer; Partner, Borden Ladner Gervais LLP	October 20, 2003

Ulrich E. Rath Toronto, Ontario Director	Formerly President and CEO and Director of Chariot Resources Ltd.	October 7, 2003
Andrew Cheatle Toronto, Ontario Director	Mining Executive, Capital Markets; Principal Geoscientist	October 29, 2020
Marco Guidi Toronto, Ontario Chief Financial Officer	Chartered Professional Accountant, currently serving as Chief Financial Officer, Controller and Accountant for a number of junior mining companies.	Officer only
Donna M. Moroney Vancouver, BC Corporate Secretary	President and Owner of Wiklow Corporate Services Inc.	Officer only
Peter Zizhou Tanzanian General Manager	General Manager	Officer only

Directors and Senior Management

Jeffrey Duval, Acting Chief Executive Officer

Jeffrey Duval, Mr. Duval is a licensed General Engineering Contractor with over a quarter-century of experience working with several construction firms in the US southwest. His experience in corporate executive management, project development and project management, excavation, movement of material, earthworks, and related skills is a valuable asset to the Company as it aggressively moves to monetize the in-ground assets on its various licenses. Mr. Duval’s management skills, efforts and involvement were instrumental in the Company furthering its planned objectives over the past 12 months. Mr. Duval, age 57, devotes 100% of his time in the roll of Acting Chief Executive Officer for the Company.

James E. Sinclair, Executive Chair and Director

Mr. Sinclair is the Executive Chair and a director of the Company. He was also previously served as CEO. Mr. Sinclair, age 76, devotes his full time to the business and affairs of the Company.

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

Dr. Norman Betts, Ph.D., Director

Dr. Betts is an associate professor, Faculty of Business Administration, University of New Brunswick (UNB) and a Chartered Accountant Fellow (FCA). Dr. Betts serves as a Chair of the board of directors of Starfield Resources Inc. and as a director and member of the audit committees of Tembec Inc., New Brunswick Power Corporation, Export Development Canada and Adex Mining Inc. He is also a co-chair of the board of trustees of the UNB Pension Plan for Academic Employees. He is a former Finance Minister and Minister of Business New Brunswick with the Province of New Brunswick. He was awarded a PhD in Management from the School of Business at Queen’s University in 1992. Dr. Betts, age 63, devotes approximately 10% of his time to the business and affairs of the Company.

Dr. William Harvey, B.A., Ph.D., Director

Dr. Harvey is a Clinical Psychologist, who for over thirty years has served as a consultant and technical expert on matters relating to substance abuse prevention and mental health promotion to a wide variety of private and governmental programs and agencies in the United States. These include the National Institute of Drug Abuse, the National Institute of Alcoholism and Alcohol Abuse, the Office of Juvenile Justice & Delinquency Prevention, and the National Mental Health Association. He was an Adjunct Professor in the Department of Sociology at Washington University, and a Senior Research Scientist at the Missouri Institute of Mental Health, University of Missouri. He continues to be involved in the formulation of new programs and policies aimed at the betterment of society. Dr. Harvey will continue to expand the role which the Company has at the local level to ensure that stakeholder interests are addressed. Dr. Harvey, age 87, devotes approximately 10% of his time to the business and affairs of the Company.

Rosalind Morrow, B.A., B.Ed., A.R.C.T, LL.B., Director

A graduate of Trinity College, Toronto, the Royal Conservatory of Music of Toronto, the University of Toronto Faculty of Education (French immersion specialist) and the University of Toronto Law School, Ms. Morrow specializes in corporate and securities law with a particular emphasis on financings, including government and structured finance, corporate governance and mergers and acquisitions. She has advised Canadian and international corporations on a number of major projects in the financial, communications and resource sectors. Ms. Morrow is a former member of the Securities Advisory Committee to the Ontario Securities Commission. Since the inception of the program in 2001, Ms. Morrow has been lead external counsel to Canada Mortgage and Housing Corporation on over $250 billion in fully underwritten global bond issuances under its Canada Mortgage Bond Program, and during the financial crisis has represented the Canadian federal government on its $125 billion Insured Mortgage Purchase Program, the Canadian equivalent of the U.S. TARP Program. A past president of the Women’s Law Association of Ontario and recipient of its President’s Award, Ms. Morrow served on the Board of Governors of Trent University where she was a member of its Executive Committee and Chair of its Nominating and Governance Committee. In 2018, Ms. Morrow chaired Trent University’s Special Review Committee on colleges. She is a director and past Chair of The Toronto and Region Conservation Foundation, the charitable arm of the Toronto and Region Conservation Authority, one of the largest environmental organizations in North America, dedicated to the preservation of a green environment in the Toronto region. Ms. Morrow, age 66, devotes approximately 10% of her time to the business and affairs of the Company.

Ulrich E. Rath, Director

Mr. Rath has a wide range of experience in the mining industry, and has specific experience in North America, South America including Argentina, Chile and Peru and in South Africa. Mr. Rath was the President and CEO and Director of Chariot Resources Ltd., a junior resource company focused on the exploration, acquisition and development of copper and precious metal mineral deposits in the Andes region of Latin America. In June 2010, Mr. Rath facilitated the sale of Chariot Resources following a global auction. The sale was approved by over 98% of the shareholders of Chariot Resources. As the former President, CEO and Director of Chimera Gold Corp. (previously known as EAGC Ventures), Ulrich Rath was responsible for facilitating the $US67 million acquisition of gold operations in the East Rand region of South Africa that now produce more than 200,000 ounces gold per annum. Subsequently, the Board of Chimera agreed to a 1:1 merger with Bema Gold Corp. He was formerly CEO and director of Compania Minera Milpo, a medium sized Peruvian zinc mining company. Mr. Rath was also formerly Vice-President, Corporate Development, for Rio Algom Ltd. from December 1992 to October 1998. Rio Algom Ltd. was a U.S. reporting issuer, whose common shares were listed on the American Stock Exchange. Mr. Rath, age 71, devotes approximately 10% of his time to the business and affairs of the Company.

Andrew Cheatle, Director

Mr. Cheatle is a purpose driven C-suite leader, executive and director within the mining industry. His track record of achieving company growth, turnarounds, and capital raising is combined with a strong understanding of equity & project financing, technical assessments, mergers & acquisitions, capital markets, ESG requirements and geopolitical risk. He draws on his vast global network of other CEO’s, investors, industry experts, government and civil society for maximum benefit to each undertaking; in particular he has a strong network of and relationships with investors and capital funds based in London, Toronto and Zurich. As a sought-after trusted advisor to executive boards, investment funds / mining analysts and ministerial level government officials, his gravitas is demonstrated through receiving awards, high profile positions and engagement with leading contemporaries in thought leadership. This is coupled with a public persona comfortable interacting with stakeholders from investors, grass-roots level (such as artisanal miners), through to speaking with audiences at the World Bank and the United Nations. A graduate of the Royal School of Mines, Imperial College, London, he has worked across multiple commodities and specialising in gold. He is based in both London (UK) and Toronto (Canada).  Mr.  Cheatle, age 57, devotes approximately 10% of his time to the business and affairs of the Company.

Marco Guidi, B.Com (Hons), CPA, CA, Chief Financial Officer

Mr. Guidi is a Chartered Professional Accountant and holds an Honours Bachelor degree in Business Administration from Wilfrid Laurier University. Mr. Guidi began his career with an accounting firm where he was as an audit supervisor specializing in serving the audit and tax needs of clients in a variety of industries. He has worked with publicly listed junior mining companies, technology companies, and privately-owned and entrepreneurial companies. In 2010, Mr. Guidi transitioned out of public accounting and is currently serving as Chief Financial Officer, Controller and Accountant for a number of junior mining companies. Mr. Guidi, age 36, devotes 30% of his time to the business and affairs of the Company.

Donna M. Moroney, Corporate Secretary

Ms. Moroney has over 30 years of extensive experience in regulatory and corporate compliance in both Canada and the United States, and as a senior officer for various public companies, and has instructed and provided training in regulatory compliance. As President and owner of Wiklow Corporate Services Inc. since 2008, she assists companies in the resource, financial and technology sectors in maintaining the securities and exchange demands on public companies, as well as keeping them up-to-date on relevant issues, policies and working practices. Ms. Moroney assists companies reporting in the U.S. in preparing registration statements, quarterly and annual financial filings and other various facets of meeting U.S. securities requirements. Ms. Moroney, age 60, devotes 25% of her time to the business and affairs of the Company.

Peter Zizhou, General Manager

Mr. Zizhou is a holder of BSc (General-Geology/Geography), BSc (Hons-Geology) and MSc (Exploration Geology) degrees acquired from the University of Zimbabwe over the period 1988-2002. He is a registered Professional Natural Scientist (Geology) with the South African Council for Scientific Professions (SACNASP-REG NO. 400028/08). He commenced his career in 1992, conducting regional field mapping for the Geological Survey of Zimbabwe. Mr. Zizhou subsequently joined the gold mining and exploration private sector with Kinross Gold (Zimbabwe) Corporation and subsequently with Caledonia Resources attaining the position of Exploration Manager by 2004. In 2007, he relocated to Tanzania, where he joined the Company as a Senior Exploration Geologist but subsequently rose through the ranks as Exploration Manager (2009) and finally as General Manager (2010). As GM, he successfully steered the Company through the preliminary economic assessment study of the Buckreef Project on behalf of the Company with external consultants. At the same time, he instituted a resource drilling program on several prospects associated with the Buckreef Project, the results of which are currently posted on the Company website. After brief stints (2012-2014) with Kinross Gold Corporation-Mauritania), AngloGold Ashanti (Geita Gold Mine, Tanzania) and Mawarid Mining Tanzania, he rejoined the Company as General Manager (Operations) and successfully conducted pilot mining on the Buckreef South Pit as well as assist with the recently published Mining Pre-Feasibility Report on the Buckreef Project. Mr. Zizhou, age 53, works full-time for the Company.

Cease Trade Orders

No director or executive officer of the Company (or any personal holding corporation of such persons) is, or was within the ten years prior to the date hereof, a director, chief executive officer or chief financial officer of any company, including the Company, that:

(i)was subject to an order (as defined below) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer, or chief financial officer; or

(ii)was subject to an order (as defined below) that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer, or chief financial officer.

For the purposes of the above disclosure, “order” means:

(i)a cease trade order;

(ii)an order similar to a cease trade order; or

(iii)an order that denied the relevant company access to any exemption under securities legislation;

that was in effect for a period of more than thirty consecutive days.

Penalties or Sanctions

Within the past 10 years no directors or executive officers of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company (or any personal holding corporation of such persons), has been subject to:

(a)any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b)any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to materially affect control of the Company (or any personal holding corporation of such persons):

(i)is at the date hereof, or has been within the last ten years, a director or executive officer of any company that while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder

Conflicts of Interest

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

B.Executive Compensation

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

(a)the Company’s chief executive officer (“CEO”);

(b)the Company’s chief financial officer (“CFO”);

(c)each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation will be, individually, more than $150,000 for that financial year; and

(d)each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year.

The following tables set forth particulars concerning the compensation of the named executive officers for the Company’s last three fiscal years ended August 31, 2020, 2019 and 2018:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share-based awards ($)		Option-based awards ($)	Non-equity incentive plan compen- sation ($)	Pension Value ($)	All other compen-sation ($) (4)	Total compen-sation ($)
			Annual incentive plans (RSU)	Long term incen- tive plans (ESOP)
Jeffrey Duval, Acting CEO	2020 2019 2018	267,085 (1) 238,749 (2) 331,599 (3)	Nil Nil Nil	Nil Nil Nil	Nil Nil 321,000(5)	Nil Nil Nil	Nil Nil Nil	770,000 Nil Nil	1,037,085 238,749 652,599
James Sinclair, Executive Chair and Director	2020 2019 2018	207,794 (1) 198,955 (2) 192,145 (3)	Nil Nil Nil	Nil Nil Nil	Nil Nil 150,000(5)	Nil Nil Nil	Nil Nil Nil	1,001,000 Nil Nil	1,208,794 198,955 342,145
Marco Guidi, CFO	2020 2019 2018	77,500 75,000 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil 32,000(5)	Nil Nil Nil	Nil Nil Nil	57,750 Nil Nil	135,250 75,000 107,000
Donna M. Moroney, (6) Corporate Secretary	2020 2019 2018	74,000 41,560 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil N/A	Nil Nil N/A	57,750 Nil N/A	131,750 41,560 Nil
Peter Zizhou, General Manager	2020 2019 2018	217,874 214,682 213,746	Nil Nil Nil	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	77,000 Nil N/A	294,874 214,862 213,746

(1)	US$ exchange average for the year = $1.3449.
(2)	US$ exchange average for the year = $1.3255.
(3)	US$ exchange average for the year = $1.2771.
(4)	Consists of bonus compensation shares issued at a price of C$0.77 per share.
(5)	Valued using the Black-Scholes model with the following variables: volatility – 84%, life – 9 years, risk free rate – 0.95%, dividend yield – 0%.
(6)	Donna Moroney resigned as Corporate Secretary on August 29, 2017 was reappointed as Corporate Secretary on April 1, 2019.

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

Incentive Plan Awards

Outstanding share-based awards and option-based awards

Option-based Awards					Share-based Awards
Name	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money RSUs ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Jeffrey Duval, Acting CEO	2020 2019 2018	Nil Nil 1,000,000	Nil Nil $0.43	N/A N/A Sep. 29, 2026	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A
James Sinclair, Executive Chair and Director	2020 2019 2018	Nil Nil 467,000	N/A N/A $0.43	N/A N/A Sep. 29, 2026	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A

Marco Guidi, CFO	2020 2019 2018	Nil Nil 100,000	N/A N/A $0.43	N/A N/A Oct. 11, 2026	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A
Donna M. Moroney, Corporate Secretary	2020 2019 2018	Nil N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A
Peter Zizhou, General Manager	2020 2019 2018	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A

Incentive plan awards – Value vested or earned during the year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($) (1)	Non-equity incentive plan compensation – Value earned during the year ($)
Jeffrey Duval, CEO	Nil	770,000	Nil
James Sinclair, Executive Chair and Director	Nil	1,001,000	Nil
Marco Guidi CFO	Nil	57,750	Nil
Donna M. Moroney, Corporate Secretary	Nil	57,750	Nil
Peter Zizhou, General Manager	Nil	77,000	Nil

(1)	Consists of bonus compensation shares issued at a price of C$0.77 per share.

Long Term Incentive Plan Awards to NEOs

The Company has made long-term incentive plan awards during the fiscal year ended August 31, 2020 to NEOs of the Company. See “Restricted Stock Unit Plan” and “Employee Share Ownership Plan” below.

Director Compensation

Director Compensation Table

The following table sets forth the value of all compensation provided to directors not including those directors who are also NEOs, for the Company’s most recently completed financial year:

Name	Fees Earned ($)	Stock Options granted (1) (#)	Cash Compensation Election ($)	All Other Compensation ($) (1)	Total ($)
Norman Betts	57,532	Nil	Nil	92,400	149,932
William Harvey	56,719	Nil	Nil	77,000	133,719
Rosalind Morrow	68,750	Nil	Nil	77,000	145,750

Ulrich Rath	274,003	Nil	Nil	770,000	1,044,003
Andrew Cheatle (2)	N/A	N/A	N/A	N/A	N/A

(1)	Consists of bonus compensation shares issued at a price of C$0.77 per share.
(2)	(1)Mr. Cheatle was appointed as a director on October 28, 2020.

Effective September 1, 2020, annual compensation for outside directors is $70,000 per year, plus $6,875 per year for serving on Committees, plus $3,437.50 per year for serving as Chair of a Committee. The Board approved that at the election of each individual director, annual compensation may be received in cash, paid quarterly, or by the issuance of common shares in the capital stock of the Company, paid in quarterly instalments based on the five day VWAP as of the last day of each quarter, or a combination of both.

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

The Omnibus Plan provides for the grant of :

•options (“Options”), which may be granted by an agreement evidencing the Options granted under the Omnibus Plan (an “Option Agreement”);

•restricted share units (“RSU”), which may be granted by an agreement evidencing the RSUs granted under the Omnibus Plan (a “RSU Agreement”);

•deferred share units (“DSU”), which may be granted by an agreement evidencing the DSUs granted under the Omnibus Plan (a “DSU Agreement”);

•performance share units (“PSU”), which may be granted by an agreement evidencing the PSUs granted under the Omnibus Plan (a “PSU Agreement”).

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

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of the end of the Company’s most recently completed financial year end:

	Number of securities to be issued upon exercise of outstanding Stock Options	Weighted average exercise price of outstanding Stock Options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (Omnibus Equity Compensation Plan)	7,352,000	$0.41 CAD	7,022,512
Total	7,352,000	$0.41 CAD	7,022,512

Termination and Change of Control Benefits

There are currently no contracts for outside management services. There are currently no employment contracts in place whereby any person is entitled to termination or change of control benefits.

C.Board Practices

The directors of the Company serve a one year term and are elected at the annual general meeting of shareholders. At the last annual general meeting, held on February 27, 2020, the shareholders elected James Sinclair, William Harvey, Rosalind Morrow, Norman Betts and Ulrich Rath as directors. The officers of the Company are elected by the Board and serve at the pleasure of the Board.

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

1.The Audit and Compensation Committee’s Charter

1.0Purpose of the Committee

1.1The purpose of the Audit and Compensation Committee is to assist the Board in its oversight of the integrity of the Company's financial statements and other relevant public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal audit function and the external auditors.

2.0Compensation

2.1The adequacy and form of director and officer compensation is reviewed on an annual basis by the Board. The Audit and Compensation Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff. The Audit and Compensation Committee meet to discuss salary and bonus incentive matters as required.

3.0Members of the Audit and Compensation Committee

3.1All of the members of the Audit and Compensation Committee must be "financially literate" as defined under NI 52-110, Audit Committees, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of the accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

3.2The Audit and Compensation Committee shall consist of no less than three Directors.

3.3All of the members of the Audit and Compensation Committee shall be "independent" as defined under NI 52-110.

4.0Relationship with External Auditors

4.1The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit and Compensation Committee.

4.2The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

4.3The Audit and Compensation Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

4.4The Audit and Compensation Committee will have direct communications access at all times with the external auditors.

4.5The Audit and Compensation Committee will ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

4.6The Audit and Compensation Committee will recommend to the Board of Directors policies for the Company’s hiring of employees or former employees of the external auditors who participated in any capacity in the audit of the Company.

5.0Non-Audit Services

5.1The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit and Compensation Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit and Compensation Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

5.2Notwithstanding section 5.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i)acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii)performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

6.0Appointment of Auditors

6.1The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

6.2The Audit and Compensation Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

7.0Evaluation of Auditors

7.1The Audit and Compensation Committee will review the performance of the external auditors on at least an annual basis, and notify the Board and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit and Compensation Committee.

8.0Remuneration of the Auditors

8.1The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

8.2The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada.

9.0Termination of the Auditors

9.1The Audit and Compensation Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

10.0Funding of Auditing and Consulting Services

10.1Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

11.0Role and Responsibilities of the Internal Auditor

11.1At this time, due to the Company's size and limited financial resources, the Chief Financial Officer of the Company shall be responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

12.0Oversight of Internal Controls

12.1The Audit and Compensation Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

13.0Continuous Disclosure Requirements

13.1At this time, due to the Company's size and limited financial resources, the Chief Financial Officer of the Company is responsible for ensuring that the Company's continuous reporting requirements are met and in compliance with applicable regulatory requirements.

14.0Other Auditing Matters

14.1The Audit and Compensation Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

14.2The Auditors are authorized and directed to respond to all enquiries from the Audit and Compensation Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

15.0Annual Review

15.1The Audit and Compensation Committee Charter will be reviewed annually by the Board of Directors and the Audit and Compensation Committee to assess the adequacy of this Charter.

16.0Independent Advisers

16.1The Audit and Compensation Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

17.0Reports of Fraud and Misconduct

17.1The Audit and Compensation Committee will review, investigate and evaluate all reports of fraud and misconduct. Refer to the Company’s Whistle Blower Policy and Procedures.

18.0Changes in Accounting Policies

18.1The Audit and Compensation Committee will review and maintain Accounting Policies including the selection, documentation and changes in Accounting Policies.

19.0Nominating Committee

19.1The Nominating Committee considers the size of the Board of Directors each year when it considers the number of directors to recommend to shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience. When a vacancy on the Board arises, the independent directors of the Nominating Committee will be encouraged to bring forward any potential nominees that have the necessary skills and knowledge to serve on the Company’s Board.

2.Composition of the Audit and Compensation Committee

Following are the members of the Audit and Compensation Committee:

Norman Betts (Chair)	Independent (1)	Financial expert (3)
Ulrich Rath	Independent (1)	Financially literate (2)
William Harvey	Independent (1)	Financially literate (2)

(i)A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(ii)An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

(iii)An Audit Committee Financial Expert must possess five attributes: (i) an understanding of GAAP and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and (v) an understanding of audit committee functions.

3.Relevant Education and Experience

Dr. Betts is the Chair of the Committee. He is the former Minister of Finance of New Brunswick and current Associate Professor of Business Administration, University of New Brunswick; Mr. Rath was the President and CEO of a Canadian resource company; and Dr. William Harvey is a psychologist and businessman.

4.Reliance on Certain Exemptions

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

5.Audit and Compensation Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit and Compensation Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

6.Pre-Approval Policies and Procedures

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

7.External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries are as follows:

Financial Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2020	$152,750	$24,000	Nil	Nil
2019	$147,329	Nil	Nil	Nil

D.Employees

The Company employs 11 full time employees located in Buckreef, Tanzania, and one full time employee located in Dar es Salaam, Tanzania. [See disclosure below regarding Sinclair Financial of providing certain administrative services]

The Company also hires employees on a part time or temporary basis as dictated by the exploration activities on its properties. The full time and temporary employees and consultants of the Company can be grouped according to main category of activity and geographic location as follows:

Location	Category	Full Time Employees	Temporary Employees	Full Time Consultants	Part Time Consultants
Buckreef, Tanzania	Administration	5	Nil	Nil	Nil
	Exploration	8	14	Nil	Nil
Dar es Salaam, Tanzania	Administration	4	Nil	Nil	Nil
	Exploration	Nil	Nil	Nil	Nil
Connecticut	Administration	3	Nil	Nil	Nil

E. Share Ownership

The following table sets forth the share ownership of our directors and named executive officers, held by such persons as of August 31, 2020.

Name of Owner	Number of Shares Owned	Percentage (1)
Betts, Norman	245,799	<1%
Duval, Jeff	1,120,000	<1%
Guidi, Marco	125,000 (2)	<1%
Harvey, William	257,924	<1%
Morrow, Rosalind	769,784	<1%
Rath, Ulrich E.	1,229,034 (3)	<1%
Sinclair, James E.	3,847,392 (4)	1.92%
Moroney, Donna	75,000 (5)	<1%
Zizhou, Peter	100,000	<1%
All directors and named executive officers as a group	4,039,033	3.92%

(1)Calculation based on 199,975,122 shares of common shares outstanding as of August 31, 2020.

(2)125,000 shares held by ITCA Consulting Inc.

(3)57,031 shares held by Focus-Rath & Associates.

(4)579,022 shares held by the Estate of Barbara M. Sinclair, James E. Sinclair, Executor.

(5)75,000 shares held by Wiklow Corporate Services Inc.

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our Company.

Item 7. Major Shareholders and Related Party Transactions

A.Major Shareholders

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

As of August 31, 2020, the Company is not aware of any shareholders who beneficially own more than 5% of the outstanding shares of the Company’s voting securities.

The following table sets out the portion of common shares of the Company held by registered shareholders in Canada, the United States of America, and all other countries by total number of holders, total shareholdings, percentage of total issued shares, and percentage of total holders as of August 31, 2020:

Jurisdiction of Shareholders of Record	Number of Shareholders	Number of Common Shares	Percentage of Total Issued Shares	Percentage of Total Holders
United States	1,301	159,332,814	79.68%	80.06%
Canada	209	36,675,824	18.34%	12.86%
Other Countries	115	3,966,484	1.98%	7.08%
TOTAL	1,625	199,975,122	100.00%	100.00%

B.Related Party Transactions

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

(a) Tanzanian Gold Corporation entered into the following transactions with related parties:

Year ended August 31,	Notes	2020	2019	2018
Legal services	(i)	$Nil	$Nil	$Nil
Consulting	(ii)	$241,209	$229,414	$215,108
Consulting	(iii)	$628,751	$246,602	$Nil
Consulting	(iv)	$217,285	$170,718	$Nil

(i) The Company previously engaged a legal firm for professional services in which one of the Company’s directors is a partner.  During the year ended August 31, 2020, the legal expense charged by the firm was $nil (2019 - $nil, 2018 - $nil).  As at August 31, 2020, $335,940 remains payable (August 31, 2019 - $335,940).

(ii) During the year ended August 31, 2020, $241,209 (2019 - $229,414, 2018 - $215,108) was paid for consulting and website/data back-up services to companies controlled by individuals associated with the former CEO and current director.

(iii) During the year ended August 31, 2020, $628,751 (2019 - $246,602, 2018 - $nil) was paid for drill mobilization, advances on drilling services, and payments due under agreement, to Stamico, the Company’s joint venture partner on the Buckreef Gold Project.

(iv) During the year ended August 31, 2020, $217,285 (2019 - $170,718, 2018 - $nil) was paid for consulting services to a company controlled by a director.

As at August 31, 2020, the Company has a receivable of $62,606 (August 31, 2019 - $45,368) from an organization associated with the Company’s President and former CEO and current director and from current officers and directors.  The Company also has a receivable of $nil (August 31, 2019 - $33,071) from Stamico.

As at August 31, 2020, the Company has outstanding leases due under lease obligations as described in note 5 of $88,207 (August 31, 2019 - $78,784) repayable within 1 year.

(b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Year ended August 31,	2020		2019			2018
	Fees, salaries and benefits (1)	Share based payments (2)	Fees, salaries and benefits (1)	Share based payments (2)	Fees, salaries and benefits (1)	Share based payments (2)
Management	$ 626,379	$ 2,117,500	$ 576,264	$ nil	$ 636,744	$ 773,348
Directors	243,281	1,247,400	111,625	nil	111,625	414,000
Total	$ 869,660	$ 3,364,900	$ 687,889	$ nil	$ 748,369	$ 1,187,348

   (1)   Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

    (2)   All stock option share based compensation is based on the accounting expense recorded in the year.

As at August 31, 2020, included in trade and other payables is $1,124,000 (August 31, 2019 - $927,000) due to these key management personnel with no specific terms of repayment.

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

C.Interests of Experts and Counsel

Not applicable.

Item 8. Financial Statements

A.Consolidated Statements and Other Financial Information

This Form 20-F Annual Report contains the audited consolidated financial statements of the Company for the fiscal years ended August 31, 2020, 2019 and 2018 with the Report of Independent Registered Public Accounting Firm, comprised of:

(a)Consolidated Statements of Financial Position as of August 31, 2020 and 2019;

(b)Consolidated Statements of Comprehensive Loss for the years ended August 31, 2020, 2019 and 2018;

(c)Consolidated Statements of Changes in Equity for the years ended August 31, 2020, 2019 and 2018;

(d)Consolidated Statements of Cash Flows for the years ended August 31, 2020, 2019 and 2018; and

(e)Notes to the consolidated financial statements.

The Company’s audited consolidated financial statements are filed as Exhibit 15.1, to this form.

Dividend Policy

The Company has never paid dividends and does not intend to in the near future.

B.Significant Changes

None.

Item 9. The Offering and Listing

A.Offering and Listing Details

The common shares of the Company are listed on the TSX under the symbol “TNX” and on the NYSE American LLC (“NYSE American”) under the symbol “TRX”. Odyssey Trust Company is the registrar and transfer agent for the Company’s common shares.

B.Plan of Distribution

Not applicable.

C.Markets

The Company’s common shares are listed on the TSX under the trading symbol “TNX” and on the NYSE American under the trading symbol “TRX”.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10.Additional Information

A.Share Capital

The Company’s Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares. As of August 31, 2020, there were 199,975,122 shares common shares issued and outstanding.

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

The following table reconciles the total number of common shares outstanding for the last three fiscal years:

	No. of Shares	$ Amount
Total Outstanding as of August 31, 2017	121,784,619	$125,174,377
Add: Issued pursuant to Restricted Share Unit Plan	385,147	188,722
Shares issued for interest on gold loans and convertible loans	1,172,128	612,900
Finders fees on convertible loans and gold loans	466,504	234,752
Shares issued for settlement of convertible loans	1,354,405	792,381
Total Outstanding as of August 31, 2018	125,162,803	$ 127,003,132
Add: Issued for private placements, net of share issue costs	13,435,503	8,911,230
Shares issued for interest on gold and convertible loans	1,836,229	699,651
Shares issued for settlement of convertible and gold loans	7,789,895	2,781,473
Transfer of conversion component on conversion of convertible loans	-	1,402,631

Finders fees on convertible and gold bullion loans	686,446	581,181
Stock options exercised	63,333	26,333
Transfer of reserve on exercise of stock options	-	27,722
Warrants exercised	85,127	215,000
Issued in trust for legal appeal	1,332,222	603,556
Total Outstanding as of August 31, 2019	150,391,558	$ 142,251,909
Add: Issued for cash, net of share issue costs	6,768,634	4,634,051
Shares issued for settlement of convertible and gold loans	29,267,417	15,307,441
Transfer of conversion component on conversion of convertible loans	-	5,760,022
Shares issued for interest on gold and convertible loans	1,463,855	785,148
Shares issued for services	5,623,000	4,329,710
Finders fees on convertible and gold bullion loans	1,025,762	642,095
Warrants exercised	5,434,896	4,686,444
Total Outstanding as of August 31, 2020	199,975,122	$ 178,396,820

Shares are issued by the Company with the regulatory acceptance of the Toronto Stock Exchange and NYSE American, upon resolution of the Board of Directors of the Company. As of August 31, 2020, there are a total of 199,975,122 common shares issued and a further 7, 352,000 common shares reserved for issuance under outstanding share purchase options and 3,289,938 common shares reserved for issuance under share purchase warrants.

B.Articles of Association and Bylaws

The Company was originally incorporated under the corporate name “424547 Alberta Ltd.” on July 5, 1990, under the Business Corporations Act (Alberta).

The Articles of 424547 Alberta Ltd. were amended on August 13, 1991, as follows:

•the name of the Company was changed to “Tan Range Exploration Corporation”;

•the restriction on the transfer of shares was removed; and

•a new paragraph regarding the appointment of additional directors was added as follows:

“(b)The Directors, may, between annual general meetings, appoint one or more additional directors of the Company to serve until the next annual general meeting, but the number of additional Directors shall not at any time exceed one-third (1/3) of the number of Directors who held office at the expiration of the last annual meeting of the corporation.”

The Company was registered in the Province of British Columbia as an extra provincial company under the Company Act (British Columbia) on August 5, 1994.

The Articles of the Company were further amended on February 15, 1996, as follows:

•the provisions of the Articles authorizing the issue of Class “B” Voting shares, Class “C” Non-Voting shares and Class “D” Preferred shares were deleted;

•Class “A” voting shares were redesignated as common shares; and

•a provision was added to allow meetings of shareholders to be held outside Alberta in either of the cities of Vancouver, British Columbia or Toronto, Ontario.

The Articles of the Company were further amended on February 28, 2006, as follows:

•the name of the Company was changed to “Tanzanian Royalty Exploration Corporation”.

The Articles of the Company were further amended on February 29, 2008 as follows:

•Pursuant to Section 173(1)(l) of the Business Corporations Act (Alberta), Item 5 of the Articles of the Company was amended by changing the maximum number of directors from 9 to 11.

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

C.Material Contracts

The following are the material contracts of the Company (other than contracts in the ordinary course of business) entered into within the last three years.

A. Financing Agreements.

Date	Name
July 22, 2020	Securities Purchase Agreement with two institutional accredited investors to issue up to US$14.0 million in convertible debentures
July 22, 2020	Warrant Agreement
July 22, 2020	Registration Rights Agreement
July 22, 2020	Global Guaranty Agreement

D.Exchange Controls

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

(i)maximum Corporate Tax Rate of 30% (Residents and Non Residents)

(ii)Withholding Tax on Dividends = 10%

(iii)Withholding Tax on Interest = 10%

(iv)Carry forward of losses for unlimited period of time.

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

E.Taxation

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

This summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder, all specific proposals to amend the Canadian Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance of Canada prior to the date hereof (the “Proposals”), the provisions of the Convention as in effect on the date hereof, and an understanding, based on publicly available published materials, of the current administrative policies and assessing practices of the Canada Revenue Agency in force as of the date hereof. Other than the Proposals, this summary does not consider or anticipate any changes in law or in the administrative policies or assessing practices of the Canada Revenue Agency, whether by legislative, governmental or judicial action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside Canada which may differ significantly from those discussed herein. The summary assumes that the Proposals will be enacted substantially as proposed, but there can be no assurance that the Proposals will be enacted as proposed or at all.

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

U.S. Holders. For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•An individual who is a citizen or resident of the U.S.;

•A corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•An estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•A trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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

PFIC Status of the Company

The Company had no revenues for its taxable year ended August 31, 2020, and has not performed an analysis of whether or not it was or will be deemed a PFIC for its prior and current taxable years. If the Company is or becomes a PFIC, the foregoing description of the U.S. federal income tax consequences to U.S. Holders of the ownership of Common Shares will be different. The U.S. federal income tax consequences of owning and disposing of common shares if the Company is or becomes a PFIC are described below under the heading “Tax Consequences if the Company is a PFIC.”

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

Under the default PFIC rules:

•Any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of common shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any “excess distribution” (defined as a distribution to the extent it (together with all other distributions received in the relevant tax year) exceeds 125% of the average annual distribution received during the shorter of the preceding three years or the U.S. Holder’s holding period for the common shares) received on common shares or with respect to the stock of a Subsidiary PFIC will be allocated ratably to each day of such U.S. Holder’s holding period for the common shares:

•The amount allocated to the current tax year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year;

•The amount allocated to each of the other tax years (the “Prior PFIC Years”) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year; and

•An interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year.

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

For companies investing in the Mining Industries (Mineral mining Rights Holders) specific tax incentives are applicable to their investments. These are:

(i)Indefinite carry forward of losses.

(iii)15% additional Capital Expenditure on unredeemed qualifying Capital Expenditure for Mining Operators who had entered into Agreement with the Government before 1st July 2001, under the Mining Acts.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

I.Subsidiary Information

Not applicable.

Item 11.Quantitative and Qualitative Disclosures About Market Risk

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

Such administrative expense by currency may change from time to time, but it has been roughly the same year to year. Further, the Company incurred net exploration costs of $9,569,809 and $3,137,557 for the years ended August 31, 2020 and 2019 respectively, which are primarily paid in U.S. dollars.

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

Item 12.Description of Securities Other than Equity Securities

Not applicable

Part II

Item 13.Defaults, Dividend Arrears and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

N/A

Item 15.Controls and Procedures

(a)Disclosure Controls and Procedures

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Exchange Act, the Company’s principal executive officer and principal financial officer evaluated the Company’s disclosure controls and procedures (as defined in rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report on Form 20-F. Based on the evaluation, these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, the Company’s disclosure controls and procedures were not effective to ensure that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management, including the Company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that that disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting as identified below under the heading “Management’s Report on Internal Control Over Financial Reporting.”

Management anticipates that such disclosure controls and procedures will not be effective until the material weaknesses are remediated. The Company intends to remediate the material weaknesses as set out below.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within the Company have been detected.

(b)Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for the Company. The Company’s internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the principal executive officer and principal financial officer conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of August 31, 2020 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded the Company’s internal control over financial reporting was not effective as at August 31, 2020 due to the following material weaknesses: (i) review and approval of invoices and the related oversight and accuracy of recording the associated charges in the Company’s books; and (ii) lack of adequate oversight related to the development and performance of internal controls. Due to the limited number of personnel in the Company, there are inherent limitations to segregation of duties amongst personnel to perform adequate oversight, including oversight regarding complex International Financial Reporting Standards that may cause misinterpretation and misapplication.

The Company intends to take steps to enhance and improve the design of its internal controls over financial reporting; however during the period covered by this Annual Report on Form 20-F, the Company has not been able to remediate the material weaknesses identified above. Further, proposed changes to address the material weaknesses will take time to implement due to, among other things, a limited number of staff at the Company.

This annual report includes an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.

(c)Changes in Internal Controls over Financial Reporting

During the year ended August 31, 2020, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonable likely to materially affect, its internal control over financial reporting.

Item 16 A.Audit Committee Financial Expert

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

Item 16 B.Code of Ethics

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

Item 16 C.Principal Accountant Fees and Services

The Company’s independent auditor for the fiscal years ended August 31, 2020 and 2019 was Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants.

The Company’s Audit and Compensation Committee pre-approves all services provided by its independent auditors. All of the services and fees described below were reviewed and pre-approved by the audit committee.

The following summarizes the significant professional services rendered by Dale Matheson Carr-Hilton Labonte LLP for the year ended August 31, 2020 and 2019.

Financial Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2020	$152,750	$24,000	Nil	Nil
2019	$147,329	Nil	Nil	Nil

Item 16 D.Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16 E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16 F.Change in Registrant’s Certifying Accountant

Not applicable.

Item 16 G.Corporate Governance

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

Item 16 H.Mine Safety Disclosure

The Company is in the exploration stage and its mining properties are located outside the United States.

Part III

Item 17.Financial Statements

Not applicable.

Item 18.Financial Statements

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are expressed in Canadian dollars. See Exhibit 15.1.

Item 19.Exhibits

Exhibit No.	Name
1.1	Articles and Bylaws of Tan Range Exploration Corporation, as amended. (1)
1.2	Certificate of Amendment for Change of Name dated February 28, 2006 (2)
1.3	Certificate of Amendment and Registration of Restated Articles dated March 7, 2008 for increase in the maximum number of directors to eleven (2)
2.7	Omnibus Equity Incentive Plan (3)
4.16	Heads of Agreement dated December 16, 2010 between the Company and State Mining Corporation (4)
4.17	Joint Venture Agreement dated October 25, 2011 between the Company and State Mining Corporation (4)
4.18	Kigosi Access Agreement dated December 10, 2012 between the Company and The Director of Wildlife, Wildlife Division, Ministry of Natural Resources and Tourism (6)
4.24

Continuing Guaranty from Itetemia Mining Company Limited, Lunguya Mining Company Ltd., Tancan Mining Company Limited, Tanzania American International Development Corporation 2000 Limited, Buckreef Gold Company Limited and Northwest Basemetals Company Limited (7)

4.65	Sales Agreement dated May 2, 2019 with R.F. Lafferty (“Agent”) pursuant to which the Company may issue and sell through the Agent up to $3.0 million in common shares in an at-the-market offering. (8)
4.66	Underwriting Agreement dated August 9, 2019, with R.F. Lafferty in which the Underwriters will sell, on a best efforts basis, an aggregate of up to 4,000,000 common shares, no par value. (9)
4.93	Securities Purchase Agreement dated July 22, 2020(10)
4.94	Form of Tranche A Convertible Debenture(10)
4.95	Form of Tranche B Convertible Debenture(10)
4.96	Form of Warrant(10)
4.97	Form of Registration Rights Agreement(10)
4.98	Form of Global Guaranty Agreement(10)
8.1	List of Subsidiaries *
12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act *
12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act *
13.1	Certification under Section 1350 *
15.1	Consolidated Financial Statements for the years ended August 31, 2020, 2019 and 2018 *
15.2	Management’s Discussion and Analysis for the years ended August 31, 2020 and 2019 *
15.3	Consent of DMCL Chartered Professional Accountants LLP dated November 30, 2020 *
15.4	Consent of Crundwell Metallurgy (Crundwell) *
15.5	Consent of Virimai Projects (Virimai) *
101.1	Interactive Data Files (XBRL-Related Documents)*

* Filed herewith

(1)Previously filed with the SEC on Form 20-F Registration Statement on March 15, 2004

(2)Previously filed with the SEC on Form 20-F Annual Report on November 27, 2009

(3)Previously filed with the SEC on Form 20-F Annual Report on December 2, 2020

(4)Previously filed with the SEC on Form 20-F Annual Report on December 12, 2011

(5)Previously filed with the SEC on Form 20-F Annual Report on December 12, 2012

(6)Previously filed with the SEC on Form 20-F Annual Report on November 15, 2013

(7)Previously filed with the SEC on Form 6-K filed on December 15, 2014

(8)Previously filed with the SEC on Form 6-K filed on May 3, 2019

(9)Previously filed with the SEC on Form 6-K filed on August 9, 2019

(10)Previously filed with the SEC on Form 6-K filed on July 23, 2020

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DateNovember 30, 2020

TANZANIAN GOLD CORPORATION

By:	/s/ James E. Sinclair
James E. Sinclair,
Executive Chair and Director
(Principal Executive Officer”)

1