Form 20-F/A
Tanzanian Gold Corp
filed 2021-02-09
CIK 1173643

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

Stephen Mullowney

Chief Executive Officer

Tanzanian Gold Corporation

#202, 5626 Larch Street,

Vancouver, British Columbia

Canada  V6M 4E1

Telephone:  844-364-1830

Fax: 860.799.0350

Email: s.mullowney@tangoldcorp.com

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

☐Yes   ☐ No

Explanatory Note

Tanzanian Gold Corporation (the “Company”) is filing this Amendment No. 1 to Form 20-F/A (“Amendment”) to its annual report on Form 20-F for the year ended August 31, 2020 (“Form 20-F”), as filed with the Securities and Exchange Commission (“SEC”) on December 2, 2020 (“Original Filing Date”) to respond to certain comments raise by the British Columbia Securities Commission during their review of the Company’s Annual Information Form.  This Amendment is amending Item 4 of the Form 20-F to clarify certain cut-off grade for mineral resources and removal of certain historical estimates; Item 6 to clarify certain information regarding directors; and Item 19 Exhibits.  This Amendment should be read in conjunction with the Form 20-F, speaks as of the Original Filing Date, does not reflect events that may have occurred subsequent to the Original Filing Date, and does not modify or update any disclosure made in the Form 20-F unless otherwise amended in this Amendment.

Except for Items 4, 6, and 19, this Amendment does not amend or restate the Original Filing, nor does it modify or update those disclosures affected by subsequent events or discoveries.

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

On October 31, 2018, the United States Securities and Exchange Commission adopted Section 1300 of Regulation S-K (“Regulation SK-1300”) to modernize the property disclosure requirements for mining registrants, and related guidance, under the Securities Act of 1933 and the Securities Exchange Act of 1934.  All registrants are required to comply with Regulation SK-1300 for fiscal years ending after January 1, 2021.  Accordingly, the Company must comply with Regulation SK-1300 for its fiscal year ending August 31, 2021, and thereafter.  Regulation SK-1300 uses the Committee for Mineral Reserves International Reporting Standards (“CRIRSCO”) based classification scheme for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources.  Upon the implementation of Regulation SK-1300 by the Company, the Company will no longer utilized Industry Guide 7.

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

Mineral Resource and Mineral Reserve Estimates

The Company completed processing Phase 1 and 2 Resource upgrade drilling results and thereafter engaged Virimai Projects Pvt Ltd., which compiled an Independent Mineral Resource Update Technical Report for the Buckreef Project. The ITR report was submitted for review by the British Columbia Securities Commission and was published as a public document in mid-June 2020.

The Buckreef prospect shear zone hosted mineral resources (Measured & Indicated) at a cut-off grade of 0.4g/t as updated now stands at 35.88Mt @ 1.77g/t with ~2.04Moz of contained gold, up from a 2018 estimate of 21.99Mt @ 1.54g/t with 1.09Moz of contained gold. The combined total mineral resources (Measured & Indicated) for the Buckreef Project as updated now stands at 38.57Mt @ 1.77g/t with ~2.19Moz of contained gold.

The Company did not conduct any mineral reserve upgrade during the reporting period. The Buckreef Project Mineral Reserve estimate is set out in the Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzanian, East Africa, dated effective May 15, 2020 and filed on www.sedar.com on June 23.2020.

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

Pre-TRX era Project History

Apart from the state, several previous owners of the project undertook numerous exploration programs including aeromagnetic, helicopter borne IP, ground magnetic and soil geochemistry surveys, as well as extensive RC, Air Circulation (“AC”) and diamond drilling programs.  Prior custody of the project set out below.

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

•2010: October, TRX Corporation (Canada) signs MOU with Stamico to acquire Buckreef Project.

The technical and scientific information herein has been reviewed, verified and approved by Andrew Cheatle, P.Geo., who is a “qualified person” as defined by NI 43-101. Mr Cheatle is a Director of Tanzanian Gold Corporation. He is a graduate of the Royal School of Mines, Imperial College, London and a professionally registered geoscientist with Professional Geoscientists of Ontario (PGO), registration number 0166.

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

Personal Bankruptcies

Other than as set out below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to materially affect control of the Company (or any personal holding corporation of such persons):

(i)is at the date hereof, or has been within the last ten years, a director or executive officer of any company that while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

On March 7, 2013 Starfield Resources Inc. (“Starfield”) filed a notice of intention to make a proposal to its creditors while it undertook a sale and investment solicitation process in respect of its assets, undertakings and properties. Starfield was delisted from the TSX for failure to meet continued listing requirements on April 18, 2013. Norman Betts was a director of Starfield at that time.

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

Director Compensation

Director Compensation Table

The following table sets forth the value of all compensation provided to directors not including those directors who are also NEOs, for the Company’s most recently completed financial year:

Name	Fees Earned ($)	Stock Options granted (1) (#)	Cash Compensation Election ($)	All Other Compensation ($) (1)	Total ($)
Norman Betts	57,532	Nil	Nil	92,400	149,932
William Harvey	56,719	Nil	Nil	77,000	133,719
Rosalind Morrow	68,750	Nil	Nil	77,000	145,750
Ulrich Rath	274,003	Nil	Nil	770,000	1,044,003
Andrew Cheatle (2)	N/A	N/A	N/A	N/A	N/A

(1)	Consists of bonus compensation shares issued at a price of C$0.77 per share.
(2)	•Mr. Cheatle was appointed as a director on October 28, 2020.

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

Item 19.Exhibits

Exhibit No.Name

12.1Certification of the Principal Executive Officer under the Sarbanes-Oxley Act

12.2Certification of the Principal Financial Officer under the Sarbanes-Oxley Act

15.4Consent of Crundwell Metallurgy (Crundwell)

15.5Consent of Virimai Projects (Virimai)

1

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No.1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DateFebruary 8, 2021

TANZANIAN GOLD CORPORATION

By:	/s/ Stephen Mullowney
Stephen Mullowney,
Chief Executive Officer
(Principal Executive Officer”)

1