Form 20-F
period 2021-08-31
Tanzanian Gold Corp
filed 2021-12-03
CIK 1173643

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________________

FORM 20-F

_________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended	August 31, 2021

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission File Number 001-32500

TANZANIAN GOLD CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Alberta, Canada

(Jurisdiction of Incorporation or Organization)

150 King Street West, Suite 200

Toronto, Ontario

Canada M5H 1J9

(Address of Principal Executive Offices)

Stephen Mullowney

Chief Executive Officer

Tanzanian Gold Corporation

150 King Street West, Suite 200

Toronto, Ontario

Canada M5H 1J9

Telephone: 844-364-1830

Fax: 860.799.0350

Email: TNXCorporate@tangoldcorp.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, without Par Value	Trading Symbol - TRX	NYSE American, LLC
(Title of Class)		Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 254,870,556 (as of August 31, 2021).

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

☐Yes ☐ No

ii

i

ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. These forward-looking statements reflect our current view about future plans, intentions or expectations and include, in particular, statements about our plans, strategies and prospects and may be identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations.

Important factors that could cause actual results to differ materially from the forward-looking statements we make in this Annual Report set forth under the caption “Risk Factors” in Item 3.D. We undertake no obligation to update any of the forward-looking statements after the date of this Annual Report to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law. You should read this Annual Report with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all our forward-looking statements by these cautionary statements.

In this Annual Report, “we,” “us,” “our,” “the Company,” and “Tanzanian” refer to Tanzanian Gold Corporation and its subsidiaries, unless the context otherwise requires.

iii

Glossary of Technical Terms

Alteration	Mineralogical change at low pressures due to invading fluids or the influence of chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.

Anomaly	Any concentration of metal noticeably above or below the average background concentration.

Assay	An analysis to determine the presence, absence or quantity of one or more components.

Au	The elemental symbol for gold.

Background	Traces of elements found in sediments, soils, and plant material that are unrelated to any mineralization and which come from the weathering of the natural constituents of the rocks.

CIL	Carbon-in-leach.

Diamond drilling	A form of core drilling which uses a rotary drill with a diamond drill bit attached in order to create precisely measure holes.

Dyke	A tabular body of igneous rock that has been injected while molten into a fissure.

Fault	A planar fracture or discontinuity in a volume of rock, across which there has been significant displacement.

Feasibility study	A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

Fracture	Any local separation or discontinuity plane in a geologic formation, such as a joint or a fault that are commonly caused by stress exceeding the rock strength.

Grade	The concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t or gpt) or ounces per ton (oz/t). The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

Hectare or ha	An area totaling 10,000 square metres.

Hydrothermal	Hot fluids, usually mainly water, in the earth's crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.

Indicated Mineral Resource	Indicated mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

iv

Inferred Mineral Resource	Inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.

IP	Induced polarization survey, a form of geophysical survey used in the exploration for minerals.

Intrusive	A rock mass formed below earth's surface from magma which has intruded into a pre-existing rock mass.

JV	A joint venture, which is a term for a contractual relationship between parties, usually for a single purpose, which is not a partnership.

Kilometres or km	Metric measurement of distance equal to 1,000 metres (or 0.6214 miles).

Processing plant	A facility for processing ore to recover valuable minerals.

Mineral Reserve	Mineral reserve is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

Measured Mineral Resource	Measured mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

Mineralization	The ‘deposition’ of economically important metals in the formation of ore bodies or "lodes”.

NI 43-101	National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, as adopted by the Canadian Securities Administrators, as the same may be amended or replaced from time to time, and shall include any successor regulation or legislation.

Ore	A mineral or an aggregate of minerals from which a valuable constituent, especially a metal, can be profitably mined or extracted.

Outcrop	An exposure of rock at the earth's surface.

Porphyry	A variety of igneous rock consisting of large-grained crystals, such as feldspar or quartz, dispersed in a fine-grained feldspathic matrix or groundmass.

v

Pre-feasibility study (preliminary feasibility study)	A pre-feasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A pre-feasibility study is at a lower confidence level than a feasibility study.

Probable Mineral Reserve	Probable mineral reserve is the economically mineable part of an indicated and, in some cases, a measured mineral resource.

Proven Mineral Reserve

Proven mineral reserve is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.

Qualified Person	An individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association.

RAB	Rotary air blast drilling.

RC	Reverse circulation drilling.

Silicification	Replacement and or impregnation of the constituent of a rock by quartz rich hydrothermal fluids or (silica).

STAMICO	State Mining Corporation of Tanzania.

Tancan	Tancan Mining Company Limited, a wholly owned Tanzanian subsidiary of the Company.

Tanzam	Tanzania American International Development Corporation 2000 Limited, a wholly owned Tanzanian subsidiary of the Company.

Ton	Imperial measurement of weight equivalent to 2,000 pounds (sometimes called a “short ton”).

Tonne	Metric measurement of weight equivalent to 1,000 kilograms (or 2,204.6 pounds).

Tuff	A rock comprised of fine fragments and ash particles ejected from a volcanic vent.

Veins	Distinct sheet-like body of crystallized mineral constituents carried by hydrothermal aqueous solutions that are deposited through precipitation within the host country rock. These bodies are often the source of mineralization either in or proximal to the veins.

vi

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The audited financial statements for the Company’s fiscal years ended August 31, 2021, 2020, 2019, 2018, and 2017 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The following selected financial data is based on financial statements prepared in accordance with IFRS and is presented for the five most recent financial years. All references to dollar amounts in this Annual Report are expressed in United States (“US”) dollars and in Canadian (“C”) dollars unless otherwise noted.

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

The following is a summary of certain selected financial information for the Company’s five most recently completed fiscal years (in thousands of US dollars and C$, except number of shares and basic and diluted loss per share):

	For the year ended August 31,
	2021	2020	2019	2018		2017
	$	$	Restated $	Restated C$		C$
Operations:

Revenues	-	-	-		-		-

Net loss	$(5,283)	$(12,145)	$(23,071)	C$	(7,097)	C$	(6,434)

Basic and diluted loss per share	$(0.02)	$(0.07)	$(0.17)	C$	(0.06)	C$	(0.05)

	2021	2020	2019	2018		2017
	$	$	Restated $	Restated C$		C$
Balance sheet:

Working Capital (deficiency)	$8,006	$(5,186)	$(7,422)	C$	(12,217)	C$	(6,552)

Total Assets	$56,518	$38,139	$28,645	C$	53,235	C$	51,353

Net Assets	$46,425	$24,869	$13,797	C$	34,126	C$	36,254

Share Capital	$158,129	$135,100	$108,218	C$	127,003	C$	125,174

Number of Shares	254,870,556	199,975,122	150,391,558		125,162,803		121,784,619

Deficit	$117,457	$113,453	$101,986	C$	103,464	C$	96,567

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The operations of the Company are highly speculative due to the high-risk nature of its business, which include the acquisition, financing, exploration and development of mineral properties. The risks and uncertainties set out below are not the only ones facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the risks occur, the Company’s business, financial condition and operating results could be adversely affected. As a result, the trading price of the Company’s common shares could decline and investors could lose part or all of their investment. The Company’s business is subject to significant risks and past performance is no guarantee of future performance.

Risks Relating to the Company

The Company’s exploration activities are highly speculative and involve substantial risks.

Except for the Buckreef Gold Project which has high exploration potential, all of the other Company’s properties are in the exploration stage and no mineral reserves have been established. The Company’s exploration work may not result in the discovery of mineable deposits of ore in a commercially economical manner. There may be limited availability of water, which is essential to milling operations, and interruptions may be caused by adverse weather conditions. The Company’s future operations, if any, are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls.

The Company has uninsurable risks.

The Company’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of the Company’s mineral properties or future processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of their exploration or development activities, delay in or inability to receive regulatory approvals to transport their products, or costs, monetary losses and potential legal liability and adverse governmental action. The Company may be subject to liability or sustain loss for certain risks and hazards against which they do not or cannot insure or which it may reasonably elect not to insure. This lack of insurance coverage could result in material economic harm to the Company.

The Company depends on key personnel.

The senior officers of the Company will be critical to its success. Recruiting qualified personnel as the Company grows is critical to its success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition, worldwide, for such persons is intense. As the Company’s business activity grows, it will require additional key financial, administrative, regulatory, and mining personnel as well as additional operations staff. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and the financial condition of the Company.

Certain Company directors or officers may have a conflict of interest.

Directors and officers of the Company are or may become directors or officers of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The Company and its directors and officers will attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases the Company may establish a special committee of independent directors to review a matter in which one or more directors, or officers, may have a conflict. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time.

The Company has a limited property portfolio.

Currently, the Company holds an interest in the Buckreef Gold Project, the Company’s flagship property. As a result, unless the Company develops its other properties or acquires additional property interests, any adverse developments affecting the Buckreef Gold Project could have a material adverse effect upon the Company and would materially and adversely affect the potential future mineral resource production, profitability, financial performance and results of operations of the Company.

The Company is subject to growth-related risks.

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Foreign corrupt practices legislation.

The Company is subject to the Foreign Corrupt Practices Act (the “FCPA”), the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”), the U. S. Foreign Corrupt Practices Act of 1977, as amended, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by persons and issuers as defined by the statutes, for the purpose of obtaining or retaining business. It is the Company’s policy to implement safeguards to discourage these practices by its employees; however, its existing safeguards and any future improvements may prove to be less than effective, and the Company’s employees, consultants, sales agents or distributors may engage in conduct for which the Company might be held responsible. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect the Company’s business, results of operations or financial condition. In addition, actual or alleged violations could damage the Company’s reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and could consume significant time and attention of management.

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

The exploration for and development of mineral deposits involves significant risks.

Mineral exploration is highly speculative in nature. There is no assurance that exploration efforts will be successful. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves through drilling. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of mineral resources or mineral reserves. There is no certainty that the exploration expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries or development of mineral reserves. Mining operations generally involve a high degree of risk. The Company’s operations are subject to the hazards and risks normally encountered in mineral exploration and development, including environmental hazards, explosions, and unusual or unexpected geological formations or pressures. Such risks could result in damage to, or destruction of, mineral properties, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.

Mining exploration, development and operating activities are inherently hazardous. The Company’s exploration activities may be interrupted by any or all of the following mining accidents such as cave-ins, rock falls, rock bursts, pit wall failures, fires or flooding. In addition, exploration activities may be reduced if unfavorable weather conditions, ground conditions or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, dilution increases or electrical power is interrupted. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company’s failure to achieve current or future exploration and production estimates.

The Company cannot accurately predict whether commercial quantities of ores as estimated or projected in the pre-feasibility study will be established once commercial production commences.

Whether an ore body will be commercially viable depends on a number of factors beyond the control of the Company, including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to permitting, prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Company cannot accurately predict the exact effect of these factors, but the combination of these factors may result in a mineral deposit being unprofitable. The Company has no mineral producing properties at this time, although the Company is currently ramping up towards commercial production at Buckreef Gold. Although the mineral resource estimates included herein have been prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and there is a risk that a particular level of recovery of gold or other minerals from mineral resource will not in fact be realized or that an identified mineralized deposit, if any, will never qualify as a commercially mineable or viable reserve.

Pandemic or Other Health Crisis may adversely affect or restrict the Company’s business and exploration activities.

The Company faces risks related to health epidemic and other outbreaks of communicable diseases, including the outbreak of COVID-19, which could significantly disrupt its operations and may materially and adversely affect its business, financial operations and results of operations. or a pandemic or other health crises. COVID-19 has disrupted economic activities and the extent to which COVID-19 impacts the Company’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time. Such future developments include the duration, severity and scope of the outbreak and the actions taken to contain or treat the outbreak. In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company’s business including without limitation, employee health, workforce productivity, increased insurance premium, limitations on travel, supply chain interruption, the availability of industry experts and personnel, restrictions to adhering to its current plan to explore, develop and operate its properties, the ability to obtain future financing and maintain necessary liquidity, and other factors that will depend on future developments beyond the Company’s control. While these effects are expected to be temporary, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time. The Company will continue to monitor and stay informed of the progress of the pandemic and is taking action wherever and whenever possible to mitigate the impact of the pandemic on the staff and operations of the Company. At this time, the effect of COVID-19 has not materially affected the Company’s operations; however, no assurance can be given that that this will continue in the future.

The Company may not be able to establish the presence of minerals on a commercially viable basis.

The Company’s ability to generate revenues and profits, if any, is expected to occur through exploration and development of its existing properties as well as through acquisitions of interests in new properties. The Company will need to incur substantial expenditures in an attempt to establish the economic feasibility of mining operations by identifying mineral deposits and establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining operations. The economic feasibility of a project depends on numerous factors beyond the Company’s control, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to a user of the minerals, and the market price of the minerals at the time of sale. In addition, there is a degree of uncertainty attributable to the calculation and estimates of Mineral Resources and the corresponding metal grades to be mined and recovered. Until Mineral Resources are mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of Mineral Resources, grades and recoveries may affect the economic viability of the Company’s property. Therefore, the Company’s existing or future exploration programs or acquisitions may not result in the identification of deposits that can be mined profitably.

The Company depends on consultants, geologists and engineers for its exploration programs.

The Company has relied upon consultants, geologists, engineers and others and intends to rely on these parties for exploration and development expertise. Substantial expenditures are required to construct mines, to establish mineral resources and reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract metal from mineral reserves and, in the case of new properties, to develop the exploration and plant infrastructure at any site. If such parties’ work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Company.

Development of the Company’s projects is based on estimates and the Company cannot guarantee that its projects, if any, will be placed into commercial production.

Any potential production and revenues based on production from any of the Company’s properties are estimates only. Estimates are based on, among other things, mining experience, resource estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of mining and processing. The Company’s actual production from the Buckreef Gold Project may be lower than its production estimates. Each of these factors also applies to future development properties not yet in production at the Company’s other projects. In the case of mines that the Company may develop in the future, it does not have the benefit of actual experience in its estimates, and there is a greater likelihood that the actual results will vary from the estimates. In addition, development and expansion projects are subject to unexpected construction and start-up problems and delays.

The Company’s exploration activities are subject to various Environmental, Health and Safety Laws and Regulations.

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental legislation is evolving in a manner that is creating stricter standards, while enforcement, fines and penalties for non-compliance are more stringent. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. Furthermore, any failure to comply fully with all applicable laws and regulations could have significant adverse effects on the Company, including the suspension or cessation of operations. Exploration and mining operations involve risks of releases to soil, surface water and groundwater of metals, chemicals, fuels, liquids having acidic properties and other contaminants. Significant risk of environmental contamination from present and past exploration or mining activities still exists for mining companies. The Buckreef Gold Project, except for the main pit, has been the site of artisanal mining. The Company may be liable for environmental contamination and natural resource damages relating to properties that they currently own or operate or at which environmental contamination occurred while or before they owned or operated the properties. No assurance can be given that potential liabilities for such contamination or damages caused by past artisanal mining activities at the Buckreef Gold Project do not exist or that the Company will not be alleged to be responsible for historical liabilities at the Buckreef Gold Project.

In addition, environmental regulators are increasingly requiring financial assurances to ensure that the cost of decommissioning and reclaiming sites is borne by the parties involved, and not by government. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulators.

The Company’s exploration activities are subject to community relations and license to operate.

The Company’s relationship with the local communities, local authorities, and artisanal miners where it operates is critical to ensure the future success of its existing activities and the potential development and operation of its projects. Failure by the Company to maintain good relations with local stakeholders can result in adverse claims and difficulties for the Company. There is also an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. NGOs and civil society groups, some of which oppose resource development, are often vocal critics of the mining industry and its practices, including the use of hazardous substances and the handling, transportation, and storage of various waste, including hazardous waste. Adverse publicity generated by such NGOs and civil society groups or others related to the extractive industries generally, or the Company’s operations specifically, could have a material adverse impact on the Company and its reputation. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, which could have a material adverse impact on the Company’s business, results of operations and financial condition.

The Company’s exploration activities are subject to various Licenses and Permits, other Laws and Regulations.

The Company’s exploration and development activities (and those of investee companies) require permits and approvals from various government authorities, and are subject to extensive federal, regional and local laws and regulations governing prospecting, exploration, development, production, transportation, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more time-consuming and costly. In addition, the Company may be required to compensate those suffering loss or damage by reason of its activities. The Company will be required to obtain additional licenses and permits from various governmental authorities to continue and expand its exploration and development activities. There can be no guarantee that the Company will be able to maintain or obtain all necessary licenses, permits and approvals that may be required to explore and develop its properties (or that its investee companies would also succeed).

The Company’s exploration activities are subject to various commitments.

The Company’s mining properties may be subject to various land payments, royalties and/or work commitments. Failure by the Company to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

The Company may not have clear title to its properties.

The Company has investigated its rights to exploit the Buckreef Gold Project and, to the best of its knowledge, its rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including local communities.

Some of the Company’s mineral claims may overlap with other mineral claims owned by third parties which may be considered senior in title to the Company mineral claims. The junior claim is only invalid in the areas where it overlaps a senior claim. The Company has not determined which, if any, of the Company mineral claims is junior to a mineral claim held by a third party.

Although the Company is not aware of any existing title uncertainties with respect to Buckreef Gold Project, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

The Company has incurred net losses since its inception and expects losses to continue.

The Company has not been profitable since its inception. The Company has never generated profits and does not expect to generate operating profits until one of its properties is placed in commercial production. Although the Company has recently began initial production at the Buckreef Gold Project, currently, proceeds from the sale of minerals are offset against costs. There is a risk that the Buckreef Gold Project will not be profitable from its operations, and even though it may be profitable from operations, that such operating profits will be sufficient to pay for the Company’s other expenses. In addition, the Company anticipates that its expenses and capital expenditures will increase as consultants, personnel and equipment associated with the exploration and development of its properties are advanced. The Company expects to continue to incur losses unless and until such time as it enters into commercial production and generates sufficient revenues to fund its continuing operations. The development of the Company’s properties will continue to require the commitment of substantial resources. There can be no assurance that the Company will continue as a going concern, generate any revenues or achieve profitability.

There is a reasonable probability that the Company will require additional capital.

The Company will continue to incur development and exploration costs for its plan of operations including in-fill drilling, exploration program and a technical work for development of the sulphide mineralized material at its Buckreef Project, and therefore there is a reasonable probability that the Company will require additional capital. To date, the Company has recorded minor sales proceeds from operations related to its 120 tpd oxide mineralized material test plant and they are insufficient to fund the Company’s mining operations. Further, although the Company had cash of approximately $13.4 million at August 31, 2021, such amount may be insufficient the Company development and exploration plans and operating expenses. Ultimately, the Company’s ability to continue its exploration activities depends in part on the Company’s ability to commence operations and generate profits or to obtain financing through joint ventures, debt financing, equity financing, production sharing agreements or some combination of these or other means. Further the raising of additional capital by the Company may dilute existing shareholders. Traditionally, the Company has relied on issuing equity securities and debt securities that may be converted into equity securities to raise capital. No assurance can be given that the Company can continue to raise capital in this manner. Further, the issuance of equity securities or debt securities that may be convertible into equity securities will have an ownership dilutive effect.

Substantial doubt about the Company’s ability to continue as a going concern.

The Company’s independent registered public accounting firm has included an explanatory paragraph expressing substantial doubt relating to the Company’s ability to continue as a going concern in its report on the Company’s consolidated financial statements for the year ended August 31, 2021. The Company has not generated revenues since inception, has incurred losses in developing its business. Further, the Company may require additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The inclusion of a going concern explanatory paragraph may negatively impact the trading price of the Company’s common shares, have an adverse impact on our relationship with third parties with whom we do business, and could make it challenging and difficult for the Company to raise additional debt or equity financing to the extent needed, all of which could have a material adverse impact on the Company’s business, results of operations, financial condition and prospects.

As of August 31, 2021, the Company’s internal control over financial reporting were ineffective, and if the Company continues to fail to improve such controls and procedures, investors could lose confidence in the Company’s financial and other reports, the price of its shares of common stock may decline, and it may be subject to increased risks and liabilities.

As a public company, the Company is subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002. The Exchange Act requires, among other things, that the Company file annual reports with respect to its business and financial condition. Section 404 of the Sarbanes-Oxley Act requires, among other things, that the Company include a report of its management on the Company’s internal control over financial reporting. The Company is also required to include certifications of its management regarding the effectiveness of its disclosure controls and procedures. For the year ended August 31, 2021, the Company concluded that ICFR was not effective for the year ended August 31, 2021 due to the following material weaknesses: (i) lack of timely review and approval of certain journal entries and reconciliations; (ii) lack of related oversight and accuracy for recognition of certain charges in the Company’s books; and (iii) lack of adequate oversight related to the development and performance of internal controls. Due to the limited number of personnel in the company, there are inherent limitations related to segregation of duties amongst personnel to perform adequate oversight, review and approvals.

The control deficiencies described above were concluded on by management during the year ended August 31, 2021. The Company has prioritized the remediation of the material weaknesses described above and is working under the oversight of the Audit Committee to resolve the issue.

Specific actions to remediate these material weaknesses include the following:

•	Engagement of a local Tanzanian Certified Public Accounting firm to review the Buckreef, Tanzam and Tancan books and records, from the invoice level, to ensure completeness and accuracy of recordkeeping in the appropriate account, entity and period. No material misstatements, either individually or in aggregate were identified.

•	Reduced Delegation of Authority limits over cash payments to a zero dollar approval threshold. Executive management (CFO, COO) and site General Managers review and approve every dollar of expenditure and only advance funds for payment based on approved invoices, signed by site GMs and approved by the CFO and COO.

•	Hired a VP Finance and Corporate Controller to supplement review and approval of invoices, journal entries, reconciliations, financial statements and note disclosure to improve segregation of duties and internal controls around financial reporting.

•	Hired a Senior Procurement Officer at Buckreef to enhance supply chain controls, approvals and authorizations while improving segregation of duties around the procure to pay process.

•	Hired two new inventory storekeepers at Buckreef to improve segregation of duties around inventory management, stock count inspections, supplies reconciliations and inventory controls.

•	Enhanced use of ERP to automate certain reconciliations, including fixed asset continuity and depreciation schedules, to eliminate risk of manual spreadsheet errors and to automate more timely review and approval of certain processes.

•	Engaging third party service provider to assist in the review, implementation and evaluation of Company’s controls and procedures.

The Company is currently in the process of implementing and documenting its systems of internal controls related to remediate the material weaknesses identified above however has been unable to complete this implementation by the required reporting date due to limited resources. Proposed changes to address the material weaknesses will take time to implement due to, amongst other things, a limited number of staff at the Company.

It is the Company’s intention to formally review, document and implement the Company’s key controls, including ITGCs, ICFR and DC&P as per the COSO 2013 Framework, as well as develop key risk control matrices to mitigate the risk of material weaknesses in the future.

Risks Relating to the Market

The Company’s competition is intense in all phases of the Company’s business.

The mining industry is competitive in all of its phases. We face strong competition from many mining companies that have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties or skilled resources on terms it considers acceptable or at all. Consequently, our business and financial condition could be materially adversely affected.

In addition, we may encounter competition from other mining companies in our efforts to hire and retain experienced mining professionals. Competition for services and equipment could cause future development and costs to operate the 360 tpd processing plant, and construction of the 1,000+ tpd processing plant to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increase potential scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase future project development, operation, exploration or construction costs, result in project delays or both.

The Company is subject to the volatility of metal and mineral prices.

Precious metal prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, the world supply of mineral commodities and the stability of exchange rates can all cause significant fluctuations in precious metal prices. Such external economic factors are in turn influenced by changes in international investment patterns, national fiscal policies, monetary systems and political developments. The price of gold has fluctuated widely in recent years. Future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Company’s business, financial condition and result of operations. Moreover, the ability of the Company to fund its activities and the valuation of investor companies will depend significantly upon the market price of precious metals.

The Company’s business activities are conducted in Tanzania.

The Company’s principal exploration and mine development properties are currently located in the United Republic of Tanzania, Africa, under which the Company, through its Tanzam joint venture has obtained a license to explore, develop and operate the Buckreef Gold Property. Although the Company believes that the Tanzania government is a stable, multi-party democracy, there is no guarantee that this will continue. Tanzania is surrounded by unstable countries enduring political and civil unrest, and in some cases, civil war. There is no guarantee that the surrounding unrest will not affect the Tanzanian government and people, and therefore, the Company’s mineral exploration activities. Any such effect is beyond the control of the Company and may materially adversely affect its business.

Further, the operator of the Buckreef Gold Project is Tanzam, a joint venture that is 55% owned by one of the Company’s subsidiaries and 45% is owned by the STAMICO, a Governmental agency of Tanzania. Therefore, the Government of Tanzania may have a substantial input at the Company’s operations at the Buckreef Gold Project.

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

On February 11, 2021, the Company completed the sale of 32,923,078 common shares together with warrants to purchase 16,461,539 common shares for $21.4 million. The common shares and warrants were issued at $0.65 for each common share and a purchase warrant with the right of each whole warrant to purchase one common share at $0.80 for a period of five years from the issue date. The Company also issued 1,152,307 broker warrants with the same terms.

On December 23, 2020, the Company completed the sale of 5,554,588 common shares together with warrants to purchase 2,777,268 common shares for $3.0 million in the aggregate. The common shares and warrants were issued at $0.54 for each common share and a one-half purchase warrant with the right of each whole warrant to purchase one common share at $1.50 for a period of three years from the issue date.

In July 2020, in connection with the securities purchase agreement to sell convertible debentures, the Company agreed to issue to the investors three-year warrants to purchase 3,002,037 common shares at an exercise price of $1.2125 per common share.

As a result of the above warrant issuances, we could have sales of a significant number of our common shares in the public market which could harm the market price of our common shares should the market price is significantly higher than the warrant exercise price and make it more difficult for us to raise funds through future offerings of common shares.

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

The Company is subject to regulatory obligations as a public company.

The Company is subject to evolving corporate governance and public disclosure regulations that have increased both the Company’s compliance costs and the risk of non-compliance, which could adversely affect the Company’s share price. The Company is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the U.S. Securities and Exchange Commission, the Canadian Securities Administrators, applicable stock exchange(s), including the NYSE American and Toronto Stock Exchanges, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements. For example, the Canadian government proclaimed into force the Extractive Sector Transparency Measures Act on June 1, 2015, which mandates the public disclosure of payments made by mining companies to all levels of domestic and foreign governments. The Company’s efforts to comply with increasing regulatory burden could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

U.S. investors may not be able to obtain enforcement of civil liabilities against the Company.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Company is governed by the Business Corporations Act (Alberta), that some of the Company’s officers and directors are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets and a substantial portion of the Company’s assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of the Company’s directors and officers or enforce judgments obtained in the United States courts against the Company, certain of its directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

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

The Company is also registered in the Province of British Columbia as an extra-provincial company under the Business Corporations Act (British Columbia). The principal executive office of the Company is located at 150 King Street West, Suite 200, Toronto, Ontario, M5H 1J9, and its telephone number is (844) 364-1830. The Company’s website address is www.tangoldcorp.com.

For the year ended August 31, 2021, the Company reported a net loss of $5.3 million.

In connection with the Company’s disclosure of mineral resources/mineral reserves and the cut-off grade associated with each mineral resource/reserve, it has made certain assumptions for mineral pricing and cost associated with each cut-off grade to determine the reasonable prospects for economic extraction as discussed below.

During fiscal 2021, the Company focused on the Buckreef Gold Project.

Fiscal 2022 Outlook

•	The 360 tonne per day (“tpd”) processing plant is expected to increase production to 750-800 ounces of gold per month[1] at a total average Cash Cost[2] of US$725-825/oz once steady state processing has been achieved.

•	Operating cash flow from the larger 360 tpd processing plant is anticipated to mitigate the negative operating cash flow at Buckreef Gold from the testing period of the 120 tpd test processing plant. Anticipated cash flow generated from the larger plant will be reinvested in Buckreef Gold with a focus on the following value enhancing activities: (i) exploration and drilling; (ii) additional capital programs focused on growth and efficiencies; and (iii) enhanced CSR/ESG programs.

•	Buckreef Gold will advance and construct a 1,000+ tpd operation while simultaneously operating the 360 tpd operation. Project capital expenditures for an expanded 1,000+ tpd processing plant is estimated to be approximately US$4.0 million with a targeted completion in calendar Q2/Q3 2022. Buckreef Gold has procured two additional 360 tpd ball mills (from the same manufacturer). The two additional ball mills have been shipped. The 1,000+ tpd operation is expected to be capable of production 15,000 – 20,000 ounces of gold per year based on the initial mine plan and grade profile.

•	The anticipated increase in cash flow from the 1,000+ processing plant will fund value enhancing activities at Buckreef Gold, which are similar to those mentioned above for the 360 tpd processing plant, including but not limited to: (i) further expansion of the exploration program in the Buckreef Main Zone, Buckreef West and the newly discovered Anfield Zone, which if successful, may expand mineral reserves and mineral resources; and (ii) additional capital expansion programs to increase the Company’s production profile; and (iii) further investments in CSR/ESG initiatives.

________________________

1 The 360 tpd Plant estimates have not been prepared in accordance with the results of the Company’s 2018 Prefeasibility Study, reflected in the Company’s May 15, 2020 Updated Mineral Resource Estimate. The 18-Month mining plan estimates are based upon an internal mine model reviewed by an independent consulting firm and cost inputs as validated by actual mining and processing costs from the 120 tpd test plan over the 9 months ended May 31, 2021. No assurance can be given that the 18-Month Estimate (Monthly Average) will reflect actual results.

2 ‘Total Cash Cost’ includes mine site operating costs such as mining, processing and local administrative costs, royalties, production taxes, mine standby costs and current inventory write downs, if any. Production costs are exclusive of depreciation and depletion, reclamation, capital and exploration costs. Total cash costs are net of by-product sales and are divided by gold ounces sold to arrive at a per ounce figure. Total Cash Costs is a non-IFRS financial performance measure often used in conjunction with conventional IFRS measures to evaluate performance. Total Cash Cost does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures of performance disclosed by other issuers; it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

•	The Company has retained STAMICO for diamond drilling services for a 10,000 meter program, which will cover:

✓	PQ/HQ size holes for testing metallurgical variability in the top 150 meters of the sulphide deposit;
✓	Infill drilling on the inferred mineral resource, which if successful will upgrade that resource to the indicated mineral resource category, and;
✓	Exploration of the Main Zone deposit to the north-east / south-west, and to commence drilling on the recently discovered Anfield Zone.

•	Metallurgical testing for sulphide project development moved to variability testing of the first 5-7 years of production and will continue into 2022, including tailing characteristics for dry stack tailings. Geotechnical and groundwater work will continue on identified areas (i.e. plant, tailings, waste rock storage facility). To date, the metallurgical program of 18 holes (2,337 meters) has been completed and the holes are being logged in preparation for shipment for metallurgical testing. The drill program has now switched to the exploration phase.

•	The land compensation process is expected to be completed by the end of calendar 2021 and has been fully accrued in the Company’s financial statements. As of November 29, 2021, approximately 95% of project affect persons have been paid representing 91% of the overall dollar amount.

•	Geological work has commenced in evaluating the full extent of exploration potential at the Buckreef Project. Analysis of Inferred Mineral Resources, exploration targets, advanced exploration, and grassroots exploration through to conceptual targets have been evaluated. The Company will provide updates on its exploration targets and strategy which will be finalized and provided in Q1-2022, including the Anfield Zone.

•	The Company will continue a review of its broader exploration portfolio and strategy to meet core strategic objectives, including consideration of acquiring new licenses and/or partnerships. The Buckreef Project licenses cover highly prospective ground with many geochemical and soil anomalies. The Company is located in highly favorable Archean geological terrane in the prospective and producing Lake Victoria Greenstone Belt, where numerous anomalous gold bearing shear zones have been identified.

Accomplishments During the Fiscal Year Ended August 31, 2021

Operations

•	Buckreef Gold reported zero lost time injuries, zero medical aid incidents and had no COVID-19 related cases in 2021. There were also no reportable environmental or community related incidents in 2021.

•	During October 2021, the Company completed construction of a 360 tpd processing plant expansion. Buckreef Gold also continued to operate the 120 tpd processing plant subsequent to concluding the test period, which achieved a 90% gold recovery rate as reported in September 2021. The existing 120 tpd processing plant has been integrated into the new processing plant circuit as a ‘regrind mill’. The new processing plant construction was completed in line with the scheduled completion date of late September/October 2021 at a capital cost of US$1.6 million, also within guidance. The run-of-mine mill feed commenced on November 6, 2021 and continues to ramp up throughput. The 360 tpd processing plant was completed by the Buckreef Gold and TanGold teams in conjunction with key consultants/contractors, including: (i) Ausenco; (ii) Solo Resources; and (iii) CSI Energy Group. Anticipated operating cash flow from the new processing plant is expected to mitigate the negative cash flow from the testing period of the 120 tpd test processing plant.

•	Buckreef Gold will continue with plans and construction to advance a 1,000+ tpd operation while simultaneously operating the 360 tpd operation. It was determined that the most cost effective and timely approach to building a 1,000+ tpd processing plant was to self-construct this operation, in effect, as an expansion to the 360 tpd processing plant. Project capital expenditures for an expanded 1,000+ tpd processing plant is estimated to be approximately US$4.0 million, which includes an upgraded elution circuit and other capital equipment to accommodate the increased throughput. Ausenco has been retained as TanGold’s owner engineer and the process circuit will be primarily locally sourced and constructed by the same local teams in a manner similar to the 360 tpd processing plant expansion. The targeted completion of the 1,000+ tpd operation is calendar Q2/Q3 2022 and is expected to produce 15,000 – 20,000 ounces of gold per year based on the initial mine plan and grade profile.

•	The operation of the 120 tpd test plant continued in the fourth quarter 2021, operating 7 days a week with two 12-hour shifts. Through the testing phase, objectives related to oxide mill feed grind, processing of clays, retention times and optimized recovery rates have been achieved. Consequently, the testing phase concluded in September 2021. The test plant produced 396 ounces of pure gold in the fourth quarter and 1,836 ounces of pure gold on a year-to-date basis.

•	During the year ended August 31, 2021, the Company attained recovery rates of 90% on a consistent basis at the 120 tpd oxide test plant. During the test phase, the Company established that a grind size of 80% passing 75 microns and a retention time of approximately 30 hours led to consistent gold recovery of greater than 90%.

•	Through its testing program in 2021, Buckreef Gold has been able to substantiate the grade control block model, confirm forecasted operating cost inputs such as mining and processing costs for 360 tpd and 1,000+ tpd oxide mining operations, and develop a comprehensive understanding of oxide mill feed grind, processing of clays, retention times and how to optimize recovery rates. This knowledge has been applied to the design of the 360 tpd and 1,000+ tpd mine operations, substantially de-risking these operations.

•	During the year the Company hired a Tanzanian mining contractor (FEMA) on a two-year contract to mine ore, waste and tailings storage facility at Buckreef. During October and November 2021, the Company, through FEMA, successfully and safely completed two blasts in high grade areas where transitional ore reached near surface enabling access to high grade ore blocks.

•	During the year, TanGold through Buckreef Gold hired a surveying consultant (Property Matrix Company Limited) to commence the land compensation process required under Tanzanian mining law. The land compensation survey has been completed, and to date, the land compensation process is approximately 95% complete. Land compensation has been fully accrued and is anticipated to be finalized by the end of calendar 2021.

•	TanGold and STAMICO agreed in principle to amendments to the Buckreef Joint Venture Agreement (the “JV Agreement”) to bring the JV Agreement in line with recent changes in Tanzanian mining laws and to modernize the working arrangement between the parties (the original JV Agreement was entered into in 2011). Discussions between the Company and STAMICO remain ongoing and are expected to continue.

Sulphide Development and Exploration

•	Favourable Metallurgical Test Results: The Company announced updated and highly favorable metallurgical test results from the sulphide component of the Buckreef mineral resource. Three diamond drill core samples were taken from the fresh rock (‘sulphide’ mineral resource) of the Buckreef deposit for the purposes of metallurgical test work. Highlights include:

✓	The following intercepts and gold recoveries have been confirmed in the report:
▪	MC01: 0.54 g/t Au over 78.88m – 94.1%
▪	MC02: 19.4 g/t Au over 27.99m – 95.4%
▪	MC03: 1.71 g/t Au over 52.53m – 85.3%

✓	A straightforward flowsheet consisting of:
▪	Primary grinding to P80 = ~100-150 µm
▪	Rougher flotation
▪	Regrind of the rougher concentrate to ~15-20 µm (P80)
▪	Cyanide leaching of the reground flotation concentrate
▪	Cyanide leaching of the flotation tailing

✓	No refractory association of gold with arsenic sulphide was detected
✓	The samples tested did not exhibit any preg-robbing or other refractory characteristics
✓	Clean tailings, high probability of mine tailings not being acid generating, confirming the approach of dry stack tailings going forward; and
✓	Further opportunities to improve gold extraction from MC03 have been identified through diagnostic leach testing.

•	‘Deep’ drilling was completed on the Main Zone in Q1 2021 demonstrating that 2-3 high grade shoots exist (dipping to the south) and that the deposit remains open at depth, as evidenced by the deepest drill holes, intersecting the Buckreef Shear Zone and confirming continuity of the mineralized structure. The viability of underground mining will be examined as part of the sulphide project development program. The Company does not intend to drill additional deep holes at this time, as the continuity of the deposit potential at depth has been demonstrated.
14

•	Buckreef West Discovery: The Company announced the discovery of Buckreef West, which lies in close proximity to the Buckreef Main Zone, defining a near vertical shear zone, over a strike length of 400 meters (“m”), with interpreted gold mineralization shallowly plunging to the northeast. The mineralized zone remains open to the south and at depth. Highlights include:

✓	Shallow depth: All reported intercepts are at shallow depth on a well-defined structure which is interpreted as a splay off the Buckreef Main Zone;
✓	Open at depth and along strike: Over 400m of strike length has been drilled to date and the deposit remains open at depth and along strike in both directions; and
✓	Select intercepts:
▪	Hole BWDD017 intersected 4.57m @ 6.4 g/t Au from 44.9m;
▪	Hole BWDD015, on the same line as Hole BWDD017, had two intersections: 2.18m @ 1.24 g/t Au from 86.9m and (ii) 2.49m @1.3 g/t Au from 105.1m;
▪	Hole BWDD012 intersected 5.57m @ 4.95 g/t Au from 98.4m and 4.0m @ 2.19 g/t Au from 92.0m;
▪	Hole BWDD013, on the same line as Hole BWDD012 intersected 1.5m @ 2.2 g/t Au from 59.5m;
▪	BWDD0018 intersected 7.0m @ 2.03 g/t Au from 44.0m and 3.85m @ 2.86 g/t from 56.0m; and
▪	BWDD0031 intersected 2.5m @ 7.29 g/t Au from 46.1m.

•	Anfield Zone Discovery: The Company announced that it has made a new discovery of three closely spaced parallel, gold bearing structures at Buckreef, collectively now known as the Anfield Zone. Follow-up field work and diamond drilling is planned for 2021 and 2022. Highlights include:

✓	The new prospective gold mineralized zones, totaling a combined 2.9-kilometer (km) strike length were identified through geological (field) mapping, sampling and examination of artisanal workings. Collectively, they have been named the Anfield Zone (See Figure 10 for map);
✓	Grab samples of mineralized bed (fresh) rock have been assayed, with highlights of:
▪	37.52 g/t
▪	28.55 g/t
▪	14.42 g/t
✓	Located approximately 500m to the east of the Buckreef Main Zone; and
✓	Aligns with and trends towards the Eastern Porphyry Mineral Resource.

Management

•	Appointed on December 1, 2020, Mr. Stephen Mullowney, CPA, CA, CFA as Chief Executive Officer (CEO) of Tanzanian Gold Corporation. He also accepted an appointment to the Board of Directors of the Company. Mr. Mullowney was previously a Partner and Managing Director of PricewaterhouseCoopers LLP (PwC) and PwC Canada’s mining deals leader. He has an extensive mining background, working with miners, Governments, and institutional investors across the world and supporting them in making key strategic business, financing, and policy decisions.

•	On February 8, 2021, the Company appointed Andrew Cheatle, P.Geo., MBA, FGS, ARSM as Chief Operating Officer of Tanzanian Gold Corporation. A graduate of the Royal School of Mines, Imperial College, London, his 30-plus-years international career has encompassed operations/production, development, and exploration in both the senior & junior mining sectors. His considerable operational and project management experience includes senior positions with the development of (at that time) Anglo American Corporation’s Moab Khotsong Gold Mine, JCI’s South Deep Project and major expansions of Placer Dome’s/Goldcorp’s Musselwhite Mine.

•	On March 1, 2021, the Company appointed Michael P. Leonard, CPA, CA as Chief Financial Officer. He was previously at Barrick Gold Corporation in a series of progressively senior financial leadership positions and brings a wealth of experience in investor relations and corporate global finance. He will fill a vital role for the Company’s strategy moving forward including use of state-of-the-art technology and development and implementation of financial models, financial controls and procedures for financial management.

•	On March 4, 2021, the Company, through Buckreef Gold, appointed Isaac Bisansaba and Gaston Mujwahuzi as Co-Acting General Managers for Buckreef, on an alternating basis. Mr. Bisansaba and Mr. Mujwahuzi are directly responsible for monitoring and improving the mining and processing operations at Buckreef Gold. Mr. Bisansaba has a BS.Geo, Masters in Mining Engineering, Mineral Resources Evaluation, and twenty years of experience in the gold mining industry. Mr. Mujwahuzi has a BS, Mineral Processing Engineering, and over sixteen years of experience in the gold mining industry. Collectively, their experience encompasses all aspects of gold mining operations, including managing mining, process plant and exploration activities. Their prior experience includes roles with AngloGold Ashanti, Barrick Gold, Teranga Gold, PanAust Limited and various consulting firms. Together, they possess the knowledge and experience Buckreef Gold requires going forward, as well as strong team leadership capabilities for safe, smooth and ongoing management of on-site operations.

•	On March 17, 2021, the Company appointed Shubo Rakhit, CPA, CA to the Board of Directors of Tanzanian Gold Corporation. His 30+ year career has included positions at several large investment banks and advisory firms including Canada’s major bank owned investment banks, Bank of America Securities, KPMG Corporate Finance and Echelon Wealth Partners where he most recently served as Managing Director, Head of Mergers and Acquisitions. His career includes leading over $80B of M&A transactions and over $100 billion of global capital markets issuance including many complex strategic and capital solutions. His background and experience will assist the Company in broadening its access to capital markets at a time of rapid growth for the organization.

•	On April 27, 2021, TanGold announced that Mr. Sinclair turned 80 years old and retired as Executive Chairman to continue service as Chairman of the Board of Directors of the Company.

•	On June 1, 2021, the Company appointed Khalaf Rashid as Senior Vice President, Tanzania and as Managing Director of the Company’s wholly owned subsidiary in Tanzania, Tanzam2000. Mr. Rashid is a Tanzanian citizen and resident and joins the TanGold Executive Team bringing a wealth of experience and family history in Tanzanian business, politics and Government that dates back to the formation of the country. He is highly respected and recognized in the business community having held senior executive positions in multiple sectors including industrials, education and marketing communications.

•	The Company changed its nominees to the Buckreef Gold Board of Directors to: (i) Stephen Mullowney; (ii) Andrew Cheatle; (iii) Michael Leonard; and (iv) Shubo Rakhit to better reflect the new management team and vision for the Company. Stephen Mullowney was nominated Chairman of Buckreef Gold.

Financing

•	As at August 31, 2021, the Company had cash of $13.4 million and net working capital of $8.0 million. After adjusting for $2.1 million in derivative liabilities, working capital on an adjusted basis is $10.1 million. This reflects a significant improvement in in overall liquidity and financial flexibility compared to August 31, 2020.

•	On February 11, 2021, the Company completed the sale of 32,923,078 common shares together with warrants to purchase 16,461,539 common shares for $21.4 million in the aggregate. The common shares and warrants were issued at $0.65 for each common share and a one-half purchase warrant with the right of each whole warrant to purchase one common share at $0.80 for a period of five years from the issue date. The Company also issued 1,152,307 broker warrants with the same terms.

•	On December 23, 2020, the Company completed the sale of 5,554,588 common shares together with warrants to purchase 2,777,268 common shares for $3.0 million in the aggregate. The common shares and warrants were issued at $0.54 for each common share and a one-half purchase warrant with the right of each whole warrant to purchase one common share at $1.50 for a period of three years from the issue date.

•	During the year ended August 31, 2021, $7.0 million of Tranche A Convertible Debentures, representing the entire outstanding balance, were converted and retired resulting in the issuance of 12,150,447 common shares of the Company.

ESG

•	The Company is committed to working towards the highest ESG standards and has initiated several programs, whilst developing a broader framework and policies.

•	Buckreef Gold’s operations:

o	are connected to the Tanzanian national electricity grid and utilizes grid power which is sourced from hydroelectric facilities in Tanzania;

o	recycles all water used in its operations;

o	do not discharge water from its operations;

o	workforce are 100% Tanzanian citizens;

o	development and building activities are focused on maximizing local content;

o	exhibit a ‘100 mile diet’ by procuring all food locally; and

o	sulphide development is expected to utilize dry stack tailings.

•	The Company is actively working with the Geita District Council and local Wards to collaboratively identify key programs that focus on short to long term educational needs, which in turn aligned with the Company’s local hiring practices, which includes STEM and gender goals.

•	The Company, through Buckreef Gold procured and donated 300 school desks to the Kaseme Secondary School in Geita District. The desks were sourced from local artisans.

•	The Company supports local procurement in all activities by first sourcing within the immediate wards, then out to district, region and nation. Only those items or services not available within country are purchased externally from Tanzania, first prioritizing East Africa, Africa and then globally.

Other

•	A mine-based assay / chemical laboratory has been installed at Buckreef Gold. The laboratory has commenced test work and is in the process of being fully commissioned.

•	The accommodations and camp facilities at Buckreef Gold have been upgraded and renovated during fiscal 2021.

B.	Business Overview

The Company’s main area of interest has been in the exploration and development of gold properties, with a primary focus on exploring for and developing gold properties in the United Republic of Tanzania (“Tanzania”). Tanzania remains the focus of the Company’s exploration and development activities. The Company’s primary asset is its interest in the Buckreef Gold Project.

References to the “Updated Mineral Resource Estimate for the Buckreef Gold Mine Project” are to the “NI 43-101 Technical Report: Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa” prepared by Virimai Projects (“Virimai”), effective date May 15, 2020, is intended to comply with the requirements of subpart 1300 of Regulation S-K (the “SEC Mining Modernization Rules”) and Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). The Mineral Resource Estimate for the Buckreef Gold Mine Project was filed as an exhibit to Form 6-K on June 23, 2020, as amended on July 20, 2021, and on Sedar on June 23, 2020. The mineral resource estimates contained in the Updated Mineral Resource Estimate for the Buckreef Gold Mine Project have an effective date of May 15, 2020 and have not been updated since that time. The Company believes that activity at the Buckreef Gold Mine Project subsequent to the effective date of the mineral resource estimates would not result in a material change to the information contained in the Updated Mineral Resource Estimate for the Buckreef Gold Mine Project report. The Company has no Proven or Probable Mineral Reserves. Wenceslaus Kutekwatekwa and Dr. Frank K Crundwell are the Qualified Persons who prepared the report. Neither Messrs Kutekwatekwa nor Crundwell, nor their company, Virimai, was an affiliate of or had an interest in the Company or had an interest in the Buckreef Gold Mine Project at the time of the report. A copy of the report is filed as Exhibit 96.1.

TanGold along with its joint venture partner, STAMICO is building a significant gold project at Buckreef in Tanzania that is based on an expanded Mineral Resource. Measured Mineral Resource is 19.98MT at 1.99g/t gold containing 1,281,161 ounces of gold and Indicated Mineral Resource is 15.89MT at 1.48g/t gold containing 755,119 ounces of gold for a combined tonnage of 35.88MT at 1.77g/t gold containing 2,036,280 ounces of gold. The Buckreef Gold Project also contains an Inferred Mineral Resource of 17.8MT at 1.11g/t gold for contained gold of 635,540 ounces of gold. The Company is actively investigating and assessing multiple exploration targets on its property. Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020, for more information.

Tanzanian Gold Corporation is advancing on three value-creation tracks:

1.	Strengthening its balance sheet by expanding near-term production to 15,000 - 20,000 oz. of gold per year from the expanded 1,000+ tpd plant.

2.	Advancing Sulphide Development that is substantially larger than previously modelled and targeting significant annual gold production.

3.	Continuing with a drilling program to further test the potential of its property, exploration targets and Mineral Resource base by: (i) infill drilling to upgrade Mineral Resources currently in the Inferred category in Buckreef Main; (ii) step-out drilling in the northeast extension of Buckreef Main; (iii) infill drilling program of Buckreef West; (iv) develop exploration program for the newly discovered Anfield Zone; (v) upgrade historical resources at Bingwa and Tembo; (vi) identification of new prospects at Buckreef Gold Project and in the region.

Plan of Operations

The map below shows the regional location of the Company’s primary property, the Buckreef Gold Project in Geita District, Tanzania.

Lake Victoria
N
2°30'S
3°00'S
3°30'S
4°00'S
31°30'E
32°00'E
32°30'E
33°00'E
33°30'E
GEITA
Geita
RWAMAGAZA
Tulawaka
BUCKREEF PROJECT
SUKUMALAND
Kitongo
Bulyanhulu
Golden Ridge
Nyakafuru
Myabi
Chocolate Reef
SHINYANGA-MALITA
NZEGA
Golden Pride
0
Scale
25km
LEGEND
Cenozoic
Mbuga-Clay - Alluvial deposits from Holocene and fossil streams and lake deposits of Proto-Lake Tanganyika
Proterozoic
Bukuban System, undifferentiated (siliceous siltstone and buff shale, intruded by basic sills; conglomerate, gritstone, quartzite, ferruginous sandstone; on the pediment plain usually bleached
Archean Greenstone Belt
Nyanzian system, including:-
- Flyschoid sediments and metamorphic equivalents (greywacke and shale; slate and schist)
- Acidic volcanics (rhyolite, dacite and associated tuff)
- Basic volcanics and metamorphic greenshcists (tholeite basalt, amphibolite, horn blende and chlorite schist)- Banded Ironstone Formation (BIF) (prominent crests and ridges) interbedded with shale
- Migmatite facies
Granitoid Shield
Granite / Gneiss complex undifferentiated including K-rich late kinematic Nyanzian intrusives
Active Gold Mines
Prospecting Licences
GEITA Greenstone Belts
TANZANIA
N

The map below shows the location of mainstay prospects that make up the Company’s Buckreef Gold Project in Geita District, Tanzania.

Regional Geological Setting

The Buckreef Project is situated within the Lake Victoria Goldfields (“LVG”) of northern Tanzania, which consists of a number of eastwest trending, linear, Archaean greenstone belts, which are separate granite-gneiss terrains within the Tanzanian Craton of east Africa. The LVG is the third largest gold producing region of Africa, surpassed only by the Witwatersrand Basin in South Africa and the Tarkwa region of Ghana. Numerous gold occurrences have been identified in the LVG, and new discoveries continue to be made. Since 1998, when the first mine, Golden Pride was commissioned, four additional large scale mines namely, Geita, Bulyanhulu, North Mara, and Tuluwaka have come into production.

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

Gold mineralization within the LVG occurs in a number of styles including:

•	quartz veins within minor brittle lineaments, most commonly worked on a small scale by artisanal workers, due to their limited extent and erratic gold distribution;
•	mineralization within major ductile shear zones;
•	mineralization associated with replacement of iron formation and ferruginous sediments; and
•	Felsic (porphyry) hosted mineralization, such as within the Rwamagaza Greenstone Belt (“RGB”).

It is accepted that structural control on the emplacement of the mineralization is critical. The following structural features have proven to be important foci of gold mineralization.

Local Geological Setting

The Buckreef Project area covers the eastern portion of the east-west trending RGB, which forms part of the Sukumaland Greenstone Belt. The Sukumaland Greenstone Belt is oval shaped and is defined by two intermittently exposed belts of meta-volcanic and meta-sedimentary rocks that surround a core of granitoids and gneisses. The inner belt comprises an older, Lower Nyanzian sequence characterised by basaltic and andesitic lavas and tuffs, whilst the outer, younger, Upper Nyanzian succession consists of iron formation and tuffs. The understanding of the geology in the region has been hampered by the lack of outcrop (less than 2%). Isotopic dating suggests that the sequences are approximately 2.6Ga in age and although no contact between the outer and inner belts is exposed, a general trend of younging outwards is considered valid.

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

Two main clusters of felsic intrusions occur throughout the region and comprise large batholithic granites and porphyry intrusions. The RBG could possibly form part of a much larger mafic belt that has been dissected by the intrusion of large batholithic granites. Aeromagnetic surveys over the Project area indicate the presence of granites at depth. The RBG mafic-ultramafic sequence is strained to varying degrees, with the highest strain occurring in the central area of the Buckreef Gold Project tenements, where the belt is thinnest. In this area, the dominant rock type is mafic schist. Toward the thicker (less attenuated) eastern and western parts, the schists form thinner more discrete zones of high strain separating areas of relatively unstrained ultramafic lithologies. The granitoids are generally unstrained and hence assumed to be post peak deformation. A large portion of the basalts to the southeast of Nyarugusu are hornfelsed, suggesting the presence of granite at shallow depths beneath them.

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

The RGB has been subjected to a phase of laterite formation, with formation of predominantly iron rich ferricrete caps, which were subsequently extensively eroded and only isolated remnants of laterite remain in situ. The high rainfall and sub-tropical climate have resulted in deep laterisation (30-40m depth. The RGB, in general, is covered by a thin layer of elluvial regolith, which is amenable to standard soil sampling techniques.

Buckreef Project: Exploration, Mine Development, Processing and Operations

The Company is focused on the Buckreef Gold Project located in the Geita District of the Geita Region south of Lake Victoria, approximately 110 km southwest of the City of Mwanza, Tanzania. The Buckreef Gold Project area can be accessed by ferry across Smiths Sound, via a tarred national road and, thereafter, via well maintained unpaved regional roads. The Buckreef Gold Project now comprises five deposits, namely Buckreef, Bingwa, Tembo, Eastern Porphyry and Anfield. The Buckreef Gold Project itself encompasses three main mineralized zones: Buckreef South, Buckreef Main and Buckreef North.

The Buckreef Gold Project is fully licensed for mining and the extraction of gold through SML04/92.

Mineral Resources and Mineral Reserves

The Company did not conduct any mineral reserve upgrade during the reporting period.

The Buckreef Project Mineral Reserve estimate is set out in the Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzanian, East Africa, dated effective May 15, 2020 and filed on www.sedar.com on June 23, 2020.

The Buckreef Project Mineral Resources currently are as follows:

	Measured			Indicated			Inferred			Total (Measured + Indicated)
	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au
Area	MT	g/t	Oz	MT	g/t	Oz	MT	g/t	Oz	MT	g/t	Oz
Buckreef	19.98	1.99	1,281,160	15.89	1.48	755,120	17.82	1.11	635,540	35.88	1.77	2,036,280
Eastern Porphyry	0.09	1.20	3,366	1.02	1.17	38,339	1.24	1.39	55,380	1.10	1.18	41,705
Tembo	0.02	0.99	531	0.19	1.77	10,518	0.27	1.92	16,461	0.20	1.70	11,048
Bingwa	0.90	2.84	82,145	0.49	1.48	23,331	0.22	1.49	10,541	1.39	2.36	105,477
Total	20.99	2.03	1,367,202	17.59	1.46	827,308	19.55	1.14	717,922	38.57	1.77	2,194,510

Note:	Main Zone at 0.4g/t cut-off, and Eastern Porphyry, Bingwa and Tembo at 0.5 g/t cut-off
Mineral Resources inclusive of Mineral Reserves
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
All resources below 540mRL classified as inferred
Estimates over variable widths of 2 to 40m
Bulk Density ranges 2.0g/cm3 to 2.8g/cm3
55% attributable to the Company
Effective Date: May 15, 2020

Mineral Reserves remained as of the 2018 Pre-Feasibility Study and the Company is updating plans for Sulphide Development (updating the 2020 Mineral Resources in the process) to update the Mineral Reserves. The Buckreef Project pit-optimized mineral reserves as at August 31, 2021, are as summarized in the table below:

Buckreef Reserves	Tonnes	Grade	In Situ Gold Content
	(Mt)	Au (g/t)	Kg	oz
Proven-Stockpile	119,726	1.86	223	7,160
Proven	9,352,183	1.72	16,092	517,358
Probable	9,730,764	1.36	13,265	426,492
Mineral Reserves	19,202,673	1.54	29,580	951,010
1) Mineral reserves is inclusive of Mineral Reserve shapes, mining recovery, mining dilution and open pit preproduction development costs. Mineral Reserve estimates includes dilution.
2) Mineral reserve was estimated using CIM Standards on Mineral Resources and Reserves, Definitions (2004) and disclosed using NI 43-101 standards.
3) Containted metal may differ due to rounding

Highlights from the 2018 Pre-Feasibility Study include the following:

•	Conventional open pit mining methods selected in pit designs;
•	Over LoM, a total of 19.2Mt of ore with a strip ratio of 9.5:1 will be mined;
•	Pre-existing stockpile (ROMPAD) ore totaling 119,726t grading 1.86g/t to be used for process plant commissioning;
•	0.951Moz of gold mined over the open-pit life of the project;
•	0.822Moz of gold will be produced over the open-pit life of the project;
•	Initial capital cost outlay estimated at $76.5 million over three years and sustaining capital of $23.0 million, including closure costs;
•	Cash operating costs of $735/oz produced; and
•	At $1,300/oz Au price assumption, generation of a positive after-tax NPV of C$131.0 million at a 5% discount rate and an IRR of 74%.

Buckreef Gold Exploration and Development

During the year ended August 31, 2021, total metres drilled: 5059.33m.

•	2,902.93m at Buckreef West (exploration)
•	244.40m at Buckreef Main (metallurgy)
•	1,912m at other (exploration)

Main Zone

‘Deep’ drilling was completed in Q1 2021. It is evident that 2-3 high grade shoots exist (dipping to the south) and that the deposit remains open at depth, as evidenced by the deepest drill holes, intersecting the Buckreef Shear Zone, and also confirming continuity of the ‘Buckreef Gold’ structure. The viability of underground mining will be examined as part of the sulphide project development program. The Company does not intend to drill additional deep holes at this time, as the continuity of the deposit at depth has been demonstrated.

Figure: Long Section of Buckreef Main Zone (View to the West) Showing 1m Composite Values and 2018 PFS Pit Outline

Buckreef West Drilling & Assay Results

Buckreef Gold concluded the drilling program on Buckreef West during Q2 2021 and full results are presented below, along with discussion and analysis.

A well pronounced sheared meta-basalt zone continued to be intersected with variable sulphide mineralization and mild to strong quartz-carbonate-sericite-pyrite alteration typical of the Buckreef Main Zone.

Highlights include:

•	All reported intercepts are at shallow depth on a well-defined structure which is interpreted as a splay off the Buckreef Main Zone; and
•	Over 400m of strike length has been drilled to date and the deposit remains open at depth and along strike in both directions.

Figure: Buckreef West Assay Results

Buckreef West Prospect Assay Results
Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
BWDD001	DD	390859.62	9658065.73	1229.65	306	-60	18.50	19.10	0.60	5.41	Qv	10% quartz veining
							20.60	21.50	0.90	4.28	Qv	10% quartz veining
BWDD002	DD	390839.06	9658079.40	1229.83	306	-60	20.75	21.70	0.95	4.22	Qv	10% quartz veining
							21.70	22.76	1.06	0.13	Qv	5% quartz veining
BWDD003	DD	390881.85	9658084.18	1229.48	306	-60	72.00	72.94	0.94	0.39	Qv	5% quartz veining
							72.94	73.50	0.56	0.34	Qv	5% quartz veining
BWDD004	DD	390860.55	9658098.41	1227.13	306	-60	33.00	34.00	1.00	0.56	Qv	5% quartz veining
							47.88	48.52	0.64	2.76	Qv	10% quartz veining
BWDD005	DD	390906.39	9658103.09	1227.26	306	-60	100.00	100.50	0.50	0.25	Sz	Shear zone with mild alteration
							111.00	111.57	0.57	0.37	Sz	Shear zone with mild alteration
BWDD006	DD	390873.37	9658126.40	1227.52	306	-60	45.69	51.00	5.31	4.92	Msz	Mineralised shear zone
							59.00	63.00	4.00	4.42	Msz	Mineralised shear zone
BWDD007	DD	390926.32	9658123.09	1227.37	306	-60	0.00	8.00	8.00	1.07	Msz	Mineralised shear zone
							17.00	22.00	5.00	1.08	Msz	Mineralised shear zone
							67.00	68.88	1.88	0.79	Qv	Quartz vein
BWDD011	DD	390931.72	9658154.19	1227.83	306	-60	57.00	58.60	1.60	0.72	Qv	Quartz vein
BWDD012	DD	391009.82	9658195.93	1227.96	306	-60	92.00	96.00	4.00	2.19	Msz	Mineralised shear zone
							98.43	104.00	5.57	4.95	Msz	Msz, incl 1.6m @ 13.5g/t Au
BWDD013	DD	390996.98	9658204.85	1228.29	306	-60	59.50	61.00	1.50	2.24	Msz	Mineralised shear zone
							64.00	72.00	8.00	0.68	Msz	Mineralised shear zone
BWDD014	DD	390982.64	9658214.77	1228.65	306	-60	29.00	31.00	2.00	0.22	Sz	Shear zone with mild alteration
							57.00	58.30	1.30	2.71	Qv	Quartz vein
							61.58	62.30	0.72	5.59	Qv	Quartz vein
BWDD015	DD	391042.14	9658204.22	1228.32	306	-60	86.94	89.12	2.18	1.24	Msz	Mineralised shear zone
							91.00	96.26	5.26	0.25	Sz	Shear zone with mild alteration
							105.12	107.61	2.49	1.34	Msz	Mineralised shear zone
BWDD016	DD	391025.89	9658215.86	1227.87	306	-60	62.25	66.00	3.75	0.19	Sz	Shear zone with mild alteration
							73.15	79.16	6.01	0.67	Sz	Shear zone with mild alteration incl 0.5m@3.59g/t Au
BWDD017	DD	391004.55	9658231.15	1227.87	306	-60	44.95	49.52	4.57	6.36	MSZ	Mineralised shear zone
BWDD018	DD	390852.68	9658141.72	1227.72	306	-60	44	51	7	2.03	Msz	Mineralised shear zone
							56	59.85	3.85	2.86	Msz	Mineralised shear zone
BWDD019	DD	391081.08	9658220.11	1230.83	306	-60	72.5	74	1.5	0.23	Sz	Shear zone with Mild alteration
BWDD021	DD	391065.81	9658230.83	1231.35	306	-60	55.3	56.5	1.2	3.96	Msz	Mineralised shear zone
BWDD022	DD	391093.67	9658249.83	1227.92	306	-60	9	11	2	0.92	Qv	Quartz vein
							41	47.3	6.3	2.99	Msz	Mineralised shear zone
BWDD023	DD	391114.48	9658258.98	1227.75	306	-60	17	22	5	1.038	Msz	Oxidised Mineralised shear zone
							27	28	1	1.545	Msz	Oxidised Mineralised shear zone
							37	44	7	0.56	Msz	Oxidised Mineralised shear zone
BWDD024	DD	391141.63	9658262.97	1227.19	306	-60	45	47	2	2.36	Msz	Mineralised shear zone
BWDD025	DD	391148.29	9658281.80	1227.19	306	-60	31	35	4	5.12	Msz	Mineralised shear zone
BWDD026	DD	391177.23	9658259.68	1226.52	306	-60	67	70	3	0.86	Msz	Mineralised shear zone
BWDD027	DD	391168.18	9658294.08	1226.80	306	-60	10	12	2	6.02	Msz	Mineralised shear zone. Incl 1m@10.95g/t Au
BWDD030	DD	390879.50	9658192.96	1228.41	306	-60	44.1	47.24	3.14	3.09	Msz	Mineralised shear zone
BWDD031	DD	390951.94	9658196.95	1228.44	306	-60	46.05	48.55	2.5	7.29	Msz	Mineralised shear zone
							96.32	96.82	0.5	3.14	Qv	Quartz vein
							106.68	107.2	0.52	4.46	Qv	Quartz vein

1.	The sample chain of custody is managed by the Buckreef Gold geology team on site. Reported results are from diamond drilled core samples. Intervals of core to be analyzed are split into half using a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses. Diamond drilled core has been a HQ size and recoveries are consistently 100% across all drill holes intercept reported.
2.	Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QAQC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses are performed by standard fire assaying protocols using a 50-gram charge with atomic absorption (AAS) finish and a gravimetric finish performed for assays greater than 10 grams per tonne.
3.	Sample preparation and analysis are performed by independent Nesch Mintech Laboratory in Mwanza, Tanzania. Nesch Mintech Laboratory is ISO17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.
4.	The results summarized are from Buckreef west shear zone prospect. The prospect is about 200m western of known Buckreef Main Zone. The Intercepted shear zone from the drilling programme extend for over 450m strike length and results reported covers about 250m strike length of the shear zone. The intersections reported here are a down-hole length and may not represent true width, but the true width is estimated to be between 50% - 60%.

The spatial location of the mineralized intercepts is shown in the Figure below.

Figure: Buckreef Main Shear Zone Deep Drilling Spatial Location of Mineralized Intercepts

BUCKREEF WEST DRILLING PROGRAM
N
390800
391000
391200
9658200
9658000
5.00m @ 1.04g/t from 17.00m
1.00 @ 1.55g/t from 27.00m
7.00 @ 0.56g/t from 37.00m
2.00m @ 2.36g/t from 45.00m
2.00m @ 6.02g/t from 10.00m
BWDD027
BWDD025
4.00m @ 5.12g/t from 31.00m
BWDD024
BWDD026
BWDD023
4.57m @ 6.36g/t from 44.95m
3.00m @ 0.86g/t from 67.00m
BWDD020
BWDD022
1.30m @ 1.71g/t from 57m
0.72m @ 5.59g/t from 61.58m
2.00m @ 0.92g/t from 9.00m
6.30m @ 2.99g/t from 41.00m
BWDD021
BWDD017
1.50m @ 2.24g/t from 59.50m
8.00m @ 0.68g/t from 64.00m
1.20m @ 3.96g/t from 55.30
BWDD016
BWDD019
3.14m @ 3.09g/t from 44.1m
BWDD013
1.5m @ 0.23g/t from 72.5m
6.01m @ 0.67g/t from 73.15m
BWDD031
BWDD012
BWDD030
2.18m @ 1.24g/t from 86.94m
2.49m @ 1.34g/t from 105.12m
BWDD029
4.00m @ 2.19g/t from 92m
5.57m @ 4.95g/t from 98.43m
7.00m @ 2.03g/t from 44.00m
3.85m @ 2.86g/t from 56.00m
BWDD028
BWDD011
1.60m @ 0.72g/t from 57.00m
BWDD018
BWDD010
2.5m @ 7.29g/t from46.05m
0.5m @ 3.14g/t from 96.32m
0.52m @ 4.46g/t from 106.68m
BWDD009
BWDD006
BWDD007
BWDD008
5.31m @ 4.92g/t from 45.69m
4.00m @ 4.42g/t from 59.00m
BWDD005
8.00m @ 1.07g/t from 0.00m
5.00m @ 1.08g/t from 17.00m
1.88m @ 0.79g/t from 67.00m
BWDD004
BWDD003
BWDD002
0.95m @ 4.22g/t from 20.75m
1.00m @ 0.56g/t from 33.00m
0.64m @ 2.76g/t from 47.88m
BWDD001
0.60m @ 5.41g/t from 18.50m
0.90m @ 4.28g/t from 20.60m
0 25 50 100
Meters
Legend
Q2 drillholes
Q2 assay reported
Q1 assay reported
BW shear zone
Main Min zone
gabbroic dyke
porphyry
basalt
dolerite
granite

Anfield Zone

Buckreef Gold discovered three closely spaced parallel, gold bearing structures at the Buckreef Project, collectively now known as the Anfield Zone.

Highlights from the newly discovered zone include:

•	The new prospective gold mineralized zones, totaling a combined 2.9km strike length were identified through geological (field) mapping, sampling and examination of artisanal workings. (See Figures below)
•	Grab samples of mineralized bed (fresh) rock have been assayed, with highlights of:
o	37.52 g/t
o	28.55 g/t (grab sample shown below)
o	14.42 g/t
•	Located approximately 500m to the east of the Buckreef Main Zone
•	Aligns with and trends towards the Eastern Porphyry Mineral Resource, and
•	Follow-up field work and diamond drilling planned for remainder of 2021 and 2022.

Figure: Mineralized Sample From Artisanal Shaft at Anfield Zone. Sample Assayed at 28.55 g/t

The discovery has been made through field / geological mapping of outcrops and scattered artisanal workings, with care being taken to differentiate between fresh rock mining and alluvial mining. Mapping was undertaken from March 2021 through to June 2021. The fresh rock samples, obtained from a deeper artisanal mine shaft, have all the hallmark characteristics of mineralization associated with the Buckreef Main Zone.

Multiple artisanal shafts have been mapped, most of which are currently flooded. From this mapping, three distinct mineralized zones all aligning with local mine scale shear fabric have been interpreted. The Anfield Zone is parallel to and is located approximately 500m to the east of the Buckreef Main Zone. Further, the trend aligns with the Eastern Porphyry Mineral Resource. (Measured and Indicated MR or 1. 1MT @ 1.18 g/t containing 41.7 k oz of gold, and an Inferred Mineral Resource of 1.24 MT @ 1.39 g/t containing 55.38 k oz of gold).

Figure: Anfield Zone in Relation to Buckreef Main Zone

ANFIELD ZONE WITH ALL SIGNIFICANT INTERCEPT MAP
N
BR West
Main Zone
Eastern Porphyry
ANFIELD
Bingwa
Tembo
LEGEND
Artisinal Workings
Significant Intercept by Au_ppm
5 to 1,970
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Bottom and Upper Referrence line to Greenstone belt
SML Boundary
BUCKREEF GOLD MINE
AERIAL IMAGE MAP
Scale 1:25,000
388000
390000
392000
394000
396000
9660000
9658000
9656000

A small number of initial grab samples were collected from the Anfield Zone, specifically where a deeper shaft had been developed by artisanal miners. Assay results are shown in the table below:

ANFIELD PROSPECT SIGNIFICANT ASSAY RESULTS - JUNE 2021
Prospect_ID	Sample ID	Type	Location			Width (m)	Assay	Lithology	Comment
			Easting	Northing	Elevation		Grade (g/t)
Anfield Prospect	AN23452	Grab	391384	9657149	1212	N/a	5.48	MD	Crushed ore mined from the abandoned pit.
	AN23453	Grab	391192	9657172	1211	N/a	28.55	Msz	Strongly silicified, with grey quartz vein and overprinted by massive pyrite
	AN23454	Grab	391192	9657172	1211	N/a	1.47	Msz	Moderately sheared traversed by greyish quartz-py stringers
	AN23455	Grab	391192	9657172	1211	N/a	0.85	Msz	Mild sheard with moderate quartz-carbonate -pyrite

A second sampling campaign of grab samples was also undertaken in June 2021 to verify the initial high-grade results. Assay results are shown in the table below:

ANFIELD PROSPECT SIGNIFICANT ASSAY RESULTS - VERIFICATION TO THE FIRST SET - JUNE 2021
Prospect_ID	Sample ID	Type	Location			Width (m)	Assay	Lithology	Comment
			Easting	Northing	Elevation		Grade (g/t)
Anfield Prospect	AN23457	Grab	391192	9657172	1211	N/a	37.52	Msz	Strongly silicified, with grey quartz vein and overprinted by massive pyrite
	AN23458	Grab	391192	9657172	1211	N/a	<0.01	MD	Weakly sheared with quartz-Carb veins
	AN23459	Grab	391192	9657172	1211	N/a	14.42	Msz	Strongly silicified, with grey qv and fine grained disseminated sulphides
	AN23460	Grab	391192	9657172	1211	N/a	5.33	Msz	Moderately sheared traversed by greyish quartz-py stringers
	AN23461	Grab	391384	9657149	1212	N/a	5.28	MD	Crushed ore mined from the abandoned pit

Notes:

1.	The sample chain of custody is managed by the Buckreef Geology Team on site. Reported results are from grab samples selected from piles of excavated rock located next to the abandoned artisan pits. The rock chips were carefully sampled by geologist and grouped based on the intensity of shearing, alteration and quartz veining.
27

2.	The samples were subjected by insertion of blank coarse materials to ensure quality assurance and quality control at this early stage of the program. Gold analyses are performed by standard fire assaying protocols using a 50-gram charge with atomic absorption (AAS) finish and a gravimetric finish performed for assays greater than 10 grams per tonne.
3.	Sample preparation and analysis are performed by an independent laboratory.
4.	The results summarized in this release are from Anfield Zone. The zone is about 200m East of and subparallel to known Buckreef Main Zone.
5.	qv=quartz vein, py=pyrite, quart-Carb = quartz – carbonate vein.

Mining Operations

During the year ended August 31, 2021, the starter pit continued to supply ore to the ROMPAD for operation of 120 tpd test plant. The stockpile campaign was undertaken during the year in preparation for the processing plant expansion to 360 tpd to ensure adequate plant feed and consistent throughput. Waste stripping during the year was undertaken to facilitate a Tailings Storage Facility (“TSF”) raise as well as enabling access to ore during operation of the expanded processing 360 tpd plant.

The mining statistics for the reporting period are as follows:

•	Topsoil and Waste rock: 289,234t
•	High-grade Oxide Ore: 19,860t @ 3.28g/t Au
•	Medium-grade Oxide Ore: 11,465t @ 1.39g/t Au
•	Low-grade Oxide Ore: 11,612t @ 0.8g/t Au, and
•	Mineralized Waste: 998t @0.22g/t Au.

•	The total ROMPAD stockpile balance (after plant feed reconciliation) of oxide ore materials from the starter pit as of 31st August 2021 stands at 24,466t @ 1.42g/t Au (1,116 oz) as follows (and tabulated below):
▪	High Grade Ore: 5,871t @ 2.67g/t Au (504 oz),
▪	Medium Grade Ore: 8,412t @ 1.26g/t Au (341 oz), and
▪	Low Grade Ore: 10,182t @ 0.83g/t Au (272 oz).

•	The historical ore stockpile material mined from the South as of 31st August 2021 stands at 119,675t @ 1.92g/t Au as follows:
▪	Historical Ore (Pad 1, 2 & 3): 43,114t @ 0.58g/t Au (806 oz after re-assaying)
▪	Historical Medium Grade Ore: 72,316 @ 1.39g/t Au (3,238 oz), and
▪	Crusher Pad #(D1): 4,245t @ 3.86g/t Au (527 oz).

ROMPAD Stockpile	Unit	As at August 31, 2020	As at August 31, 2021
High Grade Ore	k tonnes	3.5	5.87
	g/t	3.7	2.67
	oz	412	504
Medium Grade Ore	k tonnes	8.8	8.41
	g/t	1.4	1.26
	oz	401	341
Low Grade Ore	k tonnes	12.8	10.18
	g/t	0.8	0.83
	oz	346	272

Pilot (Test) Process Plant Operations

Ore milled was 28,648t (dry) with average blended grade of 2.22 g/t Au at an average throughput rate of 3.72 t/h with a test mill operational utilization was 87.8% for the reporting period to 31st August 2021.

•	As of 31st, August 2021, gold Dore totaling 45,500g with an average purity of 91.6% purity (1,340 ozs of fine Au) was smelted and sold during the reporting period. The gold-in-circuit (excluding smelted Dore) was estimated to be 355 oz (the CIL closing inventory)
•	During the test phase, effectively a bulk sample, gold recoveries ranged from approximately 80% to 90%. Ultimately, the test phase was successful in consistently achieving 90% gold recovery through achieving a grind size (80% passing 75µ, and 30 hours CIL tank retention time)
•	Key mine and test plant processing statistics are outlined below.
29

Select Operating Information	Unit	Three months ended August 31, 2021	Twelve months ended August 31, 2021
Ore Mined	k tonnes	8	44
Waste Mined	k tonnes	2	289
Total Mined	k tonnes	9	333
Mining Rate	tpd	1,072	2,209
Mining Cost (Variable)	US$/t	$ 2.51	$ 2.22
Test Plant Ore Milled	k tonnes	5.6	28.6
Head Grade	g/t	2.68	2.22
Test Plant Mill Utilization	%	92.8%	94.5%
Test Plant Recovery Rate[1]	%	Achieved 90% gold recovery at 120 tpd test plant
Test Plant Milling Cost (Fixed)	US$ ('000s)	$ 105	$ 335
Test Plant Milling Cost (Variable)	US$/t	$12.34	$11.22
Test Plant Mill Throughput	tpd	61	78
Gold Ounces Produced	oz	396	1,836
Gold Ounces Sold	oz	443	1,405
[1]Grindability of 85% passing 75µ (microns) screen aperture and retention times averaging 33 hours

Sulphide Development – Preliminary Metallurgical Results

An independent consulting firm was retained to complete initial metallurgical test work on the sulphide component of the mineral resource, this work is now complete. As part of the study, three diamond core samples taken from the fresh rock (‘sulphide’ mineral resource) of the Buckreef Gold deposit were submitted for the study.

A metallurgical firm will be commissioned to undertake the metallurgical variability phase for Buckreef Gold which will encompass the first 5-7 years of production from the sulphide operation at Buckreef Gold. The study highlights include:

✓	The following intercepts and gold recoveries have been confirmed in the report:
▪	MC01: 0.54 g/t Au over 78.88m – 94.1%
▪	MC02: 19.4 g/t Au over 27.99m – 95.4%
▪	MC03: 1.71 g/t Au over 52.53m – 85.3%

✓	A straightforward flowsheet consisting of:
▪	Primary grinding to P80 = ~100-150 µm
▪	Rougher flotation
▪	Regrind of the rougher concentrate to ~15-20 µm (P80)
▪	Cyanide leaching of the reground flotation concentrate
▪	Cyanide leaching of the flotation tailing

✓	No refractory association of gold with arsenic sulphide was detected

✓	The samples tested did not exhibit any preg-robbing or other refractory characteristics

✓	Clean tailings, high probability of mine tailings not being acid generating, confirming the approach of dry stack tailings going forward, and

✓	Further opportunities to improve gold extraction from MC03 have been identified through diagnostic leach testing.

In 2020, three diamond drill holes were completed for the purposes of initial, modern era metallurgical test work. Diamond drill hole details are tabulated below:

Buckreef Main Metallurgy samples
Hole ID	Hole Type	Composite	Drill Holes Location					Sample Depth		Width (m)	Grade (g/t)	Recovery %	Comment
		ID	Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
BMMT001	DD	MC01	391562.00	9658608.00	1220.00	303	-72	77.50	156.80	78.88	0.54	94.1	Partial to completely altered mineralised shear zone
													5% quartz veining
BMMT002	DD	MC02	391320.00	9658036.00	1223.00	307	-69	239.9	267.89	27.99	19.4	95.4	Partial to completely altered mineralised shear zone

BMMT003	DD	MC03	391593.00	9658358.00	1217.00	310	-63	222.81	275.34	52.53	1.71	85.3	Partial to completely altered mineralised shear zone
													with minor graphitic altered fractutured surfaces

The sample chain of custody was managed by SGS Tanzania team, as per local sample export regulations. Reported results are from composite diamond drilled core samples. Intervals of core for metallurgical testwork analyzed are full HQ core size. Diamond drilled core has been a HQ size and recoveries are consistently 100% across all drill holes intercept reported.
Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QAQC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses are performed by screened metallics assaying protocols.
Interval represents drilled length in meters, and not true width
Sample Preparation and analysis are performed by independent SGS (Lakefield) Laboratory, Ontario, Canada
30

The samples were extracted as fresh drill core from areas/zones with known lithologies from within the current project’s open pit limit. The samples were selected by TanGold and confirmed by an independent geological services group that worked together doing the metallurgical sample selection. The investigation included ore characterization, comminution, mineralogy, head analyses, and potential for gold preg-robbing, and evaluated the amenability of the three samples to two primary processing flowsheet options, that incorporate comminution (crushing and grinding), gravity separation, flotation and cyanidation unit operations.

Figure: Sulphide Sample Flowsheet

History

The LVG was discovered in 1894 by German explorers and significant exploitation began in the 1930s at the Geita Gold Mine. Several small gold mines exploiting near surface ‘reefs’, operated throughout the RGB, particularly near the village of Rwamagaza. By 1940, Tanzania was producing 4.5tpa of Au.

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

Buckreef History Synopsis (prior 3 years)

Year	Operator	Work Performed
2017-2018	Tanzanian Gold	Applied for and received offer letter for a 10-year renewal of the Buckreef Special Mining License. Published NI 43-101 compliant Updated Mining Reserve Estimate and Economic Feasibility.
2019	Tanzanian Gold	Carried out first phase of three-phase drill program. Phase I infill drilling, primarily by RC was to increase in-pit mineable reserves and has been completed. Phase II is below open pit bottom primarily by diamond drilling to explore continuity of ore zones and had commenced before fiscal year end 2019 and expected to be completed in Q1 2010. Phase III is in final planning stages and will be commenced upon completion of Phase II. Geophysical survey has been completed; new surface map has been published; new interpretation of northwest extension; and metallurgical and rock mechanics testing.
2020	Tanzanian Gold	Drilled 29,868m split as 4,868m (RC), 14,351M (Grade control RC) and 10,649m (diamond core including 3 metallurgical test-work drill holes). New mineral resource model completed and an NI43-101 compliant Independent Mineral Resource Update Technical Report for the Buckreef Project published (effective June 2020). Commenced oxide ore mining on the Buckreef prospect and metallurgical and rock mechanics testing. Commenced 120 tpd pilot processing plant at site.
2021	Tanzanian Gold

Completed metallurgical work with excellent recoveries of over 90% and ran 120 tpd day test plant, ultimately achieving 90% recoveries in the oxide deposit. Started 360 tpd processing plant construction.

Drilled 5,059m in exploration and metallurgical holes. Discovered Buckreef West and Anfield Zones.

Refer to highlights below for details.

Highlights for reporting period ending August 31st, 2021:

•	Reported zero lost time injuries, zero medical aid incidents and no reportable environmental or community incidents in 2021.
•	Completed construction of a 360 tpd processing plant expansion in October 2021, in line with scheduled completion date of late September/October 2021 at a capital cost of US$1.6 million, within guidance.
•	Continued to advance plans to advance a 1,000+ tpd operation with an expected completion date of Q2/Q3 2022.
•	Successfully operated 120 tpd test plant achieving objectives related to oxide mill feed grind, processing of clays, retention times and optimized recovery rates (90%). The testing phase was completed in September 2021. Produced 1,836 ounces of pure gold from the 120 tpd test plant.
•	Currently evaluating mine plans for the oxide deposit to improve on metrics, such as strip ratio, as production commences.
•	Engaged third party contractor to mine ore, waste and tailings storage facility at Buckreef. Successfully completed two blasts in high grade areas enabling access to high grade ore blocks.
•	Successfully completed land compensation survey and expect to complete land compensation by the end of 2021.

•	Engaged STAMICO for diamond drilling services for a 10,000 meter program, covering:

✓	PQ/HQ size holes for testing metallurgical variability in the top 150 meters of the sulphide deposit;
✓	Infill drilling on the inferred mineral resource, which if successful will upgrade that resource to the indicated mineral resource category, and;
✓	Exploration of the Main Zone deposit to the north-east / south-west, and to commence drilling on the recently discovered Anfield Zone.

•	Metallurgical program of 18 holes (2,337 meters) has been completed and the holes are being logged in preparation for shipment for metallurgical testing. The drill program has now switched to the exploration phase.

Joint Venture Ownership Structure (Buckreef Gold)

On December 16, 2010, the Company signed a binding Heads of Agreement with STAMICO setting forth the key terms to develop the Buckreef Project for which the Company paid STAMICO $3 million. On October 25, 2011, Tanzam, a wholly owned subsidiary of the Company, entered into a Definitive Joint Venture Agreement for Re-Development of the Buckreef Gold Mine with STAMICO. Under the Joint Venture Agreement, Tanzam holds a 55% interest and STAMICO holds the remaining 45% interest in the joint venture company called Buckreef Gold Company Limited (“BGC Ltd.”).

Through Tanzam, the Company has 100% control over all aspects of the joint venture. In accordance with the joint venture agreement, the Company has to arrange financing, incur expenditures, make all decisions and operate the mine in the future.

The joint venture agreement contains a penalty clause related to the original commissioning date for the plant. The clause only became effective in the event the plant was not brought into commercial production before a specified future date. During the year ended August 31, 2021, the Company settled the delay penalty of $0.75 million for the third extension year and agreed to pay in 6 monthly installments of $0.125 million with retrospective effect from January to June 2021. During 2021 the Company paid the final installments and STAMICO shall have no further claim related to delay penalties.

The Company has recognized a non-controlling interest (NCI) in respect of STAMICO’s 45% interest in its consolidated financial statements based on the initial payment by the Company to STAMICO and will be adjusted based on annual exploration and related expenditures.

There is a Board of Directors comprised of four directors of Tanzam and three directors of STAMICO, who are updated with periodic reports, review and approve major project development decisions. Amounts paid to STAMICO and subsequent expenditures on the property are capitalized by the Company to mineral properties or inventory for costs directly related to the extraction and processing of ore and reported under BGC Ltd.

Licenses

Buckreef Gold Project JV

At the end of Q4 2021, the Buckreef Gold Project comprises the active licenses covering a surface area of 21.64km2:

•	PL (9968/14) and,
•	SML(04/92).

To maintain existing site mining and exploration licenses, the Company is required to pay annual license fees. As at August 31, 2021 these licenses remained in good standing and the Company is up to date on license payments.

The Buckreef Gold JV also comprises 12 other PLs (including Buziba) whose 8-year tenure expired in 2018. On the Ministry of Minerals License Portal record, the license status and statutory liabilities are shown as being ‘held’ by BGCL. The Company continues to work with STAMICO and the Mining Commission for these licenses to be retained and explored by (BGCL).

Buziba Project

In light of the Company’s focus on the Buckreef Project, there has been no fieldwork conducted on the Buziba Project during the past fiscal year. The project is currently in the care and maintenance stage with a small security team present at the site.

Other properties

The Company paid license fees in arrears of $0.3 million and as at August 31, 2021 all licenses are in good standing.

No exploration work was conducted on any other license holdings during the reporting period. A brief description of other work undertaken is summarized in the section below.

Itetemia Property

During 2019 the Company received a notice of rejection of the mining license application for Itetamia, for failure to have complied with regulations. The Company disagreed the notice sent by the government, followed due process under Tanzanian law, as such, the Company filed an appeal to this notification. Company management has carefully considered the case in the context of Tanzanian Mining Law, the spirit of cooperation and the interests of the country’s mining sector. Consequently, on February 26, 2021, the appeal was withdrawn, and the Company has no intention to institute any other legal proceedings on this matter. The Itetemia Project has now been relinquished.

Kigosi Project

During 2019 the Company received a notice of cancellation of mining license relating to the Kigosi Mining License for failure to satisfy the issues raised in the default notice. The Company has disagreed the notice sent by the government followed due process under Tanzanian law, as such, the Company filed an appeal to this notification which was dismissed with costs. The Company respects the decision of the Court and has no intention to challenge the decision made. Furthermore, the Company has assured the Mining Commission of its intention to pursue a positive partnership with the Government of the United Republic of Tanzania for the interest of furthering the country’s mining sector and ongoing wildlife conservation. The Kigosi Project has now been relinquished.

Luhala Project (PL8937/2013 held under TanCan)

The Luhala property is located in Misungwi District of Mwanza Region of Tanzania. It lies approximately 70 kilometres south of the City of Mwanza. The Luhala prospecting licenses are in good standing with respect to required filings and payments with the Government of Tanzania.

Application to renew the license has been made and the renewal is pending.

Lunguya (PL10145/2014 under Tanzam)

The Lunguya Property is located in the Kahama District of Tanzania. The Lunguya Property is situated in the LVG, approximately 100 kms by air to the southwest of Mwanza and about 15 kms south of Bulyanhulu.

The renewal license application has been submitted and renewal of the license is pending.

C.	Organizational Structure

The Company has the following seven subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage &Type of Securities Owned or Controlled by Company
		Voting Securities Held	Non-Voting Securities
Itetemia Mining Company Limited	United Republic of Tanzania	90%(1) common shares	N/A
Lunguya Mining Company Ltd.	United Republic of Tanzania	60%(2) common shares	N/A
Tancan Mining Company Limited	United Republic of Tanzania	100% common shares	N/A
Tanzania American International Development Corporation 2000 Limited	United Republic of Tanzania	100% common shares	N/A
Buckreef Gold Company Limited (BGCL)	United Republic of Tanzania	55%(3) common shares	N/A
Northwest Basemetals Company Limited	United Republic of Tanzania	75%(4) common shares	N/A
BGCL/AGC Joint Venture (6)	United Republic of Tanzania	40%(5) common shares	N/A

(1)	The remaining 10% interest is held by STAMICO.
(2)	The remaining 40% interest is held by Northern Mining and Consultancy Company Ltd.
(3)	The remaining 45% interest is held by STAMICO.
(4)	The remaining interest is held 15% by STAMICO and 10% by Songshan Mining Company.
(5)	The remaining interest is held 60% by Allied Gold Corp. of United Arab Emirates.
(6)	Joint venture letter of intent signed and subject to final approval.

D.	Mineral Properties Expenditures

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred. The Company has incurred total net costs (after recoveries, if any) of $7.6 million on the Buckreef Gold Project for the year ended August 31, 2021.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended August 31, 2021, 2020, and 2019 and should be read in conjunction with the consolidated financial statements and the related notes attached hereto as Exhibit 15.1 and 15.2.

A.	Operating Results

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

The three levels of fair value hierarchy are as follows:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities
•	Level 2 - Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly
•	Level 3 – Inputs for assets or liabilities that are not based on observable market data.

As at August 31, 2021 and 2020, cash and cash equivalents were recorded at fair value under level 1 within the fair value hierarchy.

The carrying value of cash and cash equivalents, other receivables, accounts payable and accrued liabilities, leases payable, convertible loans and gold bullion loans approximate fair value because of the limited terms of these instruments.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the bank and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk. The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents. The accounts and other receivables consist of GST/HST and VAT receivable from the various government agencies and amounts due from related parties. The Company has not recorded an impairment or allowance for credit risk as at August 31, 2021 or August 31, 2020.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate. The Company’s bank accounts earn interest income at variable rates. The bullion loan carries a fixed rate of interest. The Company’s future interest income is exposed to changes in short-term rates. As at August 31, 2021, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $0.1 million (August 31, 2020 - $0.04 million).

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at August 31, 2021, the Company had current assets of $15.4 million (August 31, 2020 - $5.4 million) and current liabilities of $7.4 million (August 31, 2020 - $10.6 million). All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms. Current working capital of the Company is $8.0 million (August 31, 2020 - $5.2 million deficiency). The Company will require additional financing in order to conduct its planned work programs on mineral properties and the development and construction of the Buckreef Gold Project, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies. A significant change in the currency exchange rates between the US dollar relative to Canadian dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows. At August 31, 2021, the Company had no hedging agreements in place with respect to foreign exchange rates. As a majority of the transactions of the Company are denominated in US and Tanzanian Shilling currencies, movements in the foreign exchange rates are not expected to have a material impact on the statements of comprehensive loss.

B.	Liquidity and Capital Resources

Please see management’s discussion and analysis that is incorporated by reference to Exhibit 15.2.

C.	Research and Development, Patents and License, etc.

Please see management’s discussion and analysis that is incorporated by reference to Exhibit 15.2.

D.	Trend Information

Please see management’s discussion and analysis that is incorporated by reference to Exhibit 15.2.

E.	Critical Accounting Estimates

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

Estimate of Share Based Payments, Warrant Liability, Embedded Derivatives Associated Assumptions

The Company recorded share-based payments based on an estimate of the fair value on the grant date of share based payments issued and reviews its foreign currency denominated warrants each period based on their fair value. The accounting required for the warrant liability and the derivative liability embedded in the gold bullion loan requires estimates of interest rate, life of the warrant, stock price volatility and the application of the Black-Scholes option pricing model. See note 12 of the August 31, 2021 audited consolidated financial statements for full disclosure.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following is a list of the Company’s current directors and officers. The directors named below were elected or re-elected by the Company’s shareholders on February 27, 2020, with the exception of Shubo Rakhit, who was appointed as a director on March 15, 2021. There are no family relationships between the directors and officers.

Name, Municipality of Residence and Position with the Company	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since
Stephen Mullowney Mississauga, Ontario Chief Executive Officer and Director	CEO of the Company since December 2020, former Partner and Managing Director at PricewaterhouseCoopers LLP (PwC).	February 2021
James E. Sinclair Sharon, Connecticut Chair and Director	Chair and Director, former CEO of the Company	April 30, 2002
Dr. Norman Betts Fredericton, New Brunswick Director	Associate Professor, Faculty of Business Administration, University of New Brunswick and a Chartered Accountant Fellow	January 4, 2005
Dr. William Harvey Sharon, Connecticut Director	Clinical Psychologist	April 30, 2002
Rosalind Morrow Toronto, Ontario Director	Retired lawyer; previously, Partner, Borden Ladner Gervais LLP	October 20, 2003
Andrew Cheatle Toronto, Ontario Director	Mining executive, geoscientist, and director. Mr. Cheatle is currently also a Non-Executive Director of Condor Gold plc and Troilus Gold Corp.	October 29, 2020
Shubo Rakhit Mississauga, Ontario Director	Corporate finance professional; previously, Managing Director, Head of Mergers and Acquisition with Echelon Wealth Partners.	March 15, 2021
Michael Leonard Oakville, Ontario Chief Financial Officer	Chartered Professional Accountant, with extensive experience in corporate global finance and investor relations with Barrick Gold Corporation.	Officer only
Donna M. Moroney Vancouver, BC Corporate Secretary	President and Owner of Wiklow Corporate Services Inc.	Officer only
Khalaf Rashid Tanzanian Senior Vice President	Senior Vice President, Tanzania	Officer only

Directors and Senior Management

Stephen Mullowney, BBA, CPA, CA, CFA Chief Executive Officer, TanGold and Buckreef Gold Director

Mr. Mullowney was appointed as CEO of the Company in December 2020. He is a former Partner and Managing Director at PricewaterhouseCoopers LLP (PwC), where he led PwC Canada’s Deals Mining Group for more than ten years. He has an extensive mining background, working with miners, governments, and institutional investors across the world and supporting them in making key strategic business, financing, and policy decisions. Mr. Mullowney is a CPA, CA, CFA and holds a BBA from Acadia University. Mr. Mullowney, age 45, devotes 100% of his time in the role of Chief Executive Officer for the Company.

James E. Sinclair, Chair and TanGold Director

Mr. Sinclair is the Chair and a director of the Company. He was also previously served as CEO. Mr. Sinclair, age 80, devotes his full time to the business and affairs of the Company.

Mr. Sinclair is a precious metals specialist, commodities and foreign currency trader, and a respected minerals industry executive. He founded the Sinclair Group of Companies in 1977 which offered full brokerage services in stocks, bonds, and other investment vehicles. The companies, which operated branches in New York, Kansas City, Toronto, Chicago, London and Geneva, were sold in 1983. From 1981 to 1984, Mr. Sinclair served as a Precious Metals Advisor to Hunt Oil and the Hunt family for the liquidation of their silver position as a prerequisite for a $1 billion loan arranged by the Chair of the Federal Reserve, Paul Volcker. He was also a General Partner and Member of the Executive Committee of two New York Stock Exchange firms and President of Sinclair Global Clearing Corporation and Global Arbitrage, a derivative dealer in metals and currencies.

Mr. Sinclair has authored numerous magazine articles and three books dealing with a variety of investment subjects including precious metals, trading strategies and geopolitical events, and their relationship to world economics and the markets. He maintains a high public profile and his commentary on gold and other financial issues garners extensive media attention at home and abroad. Mr. Sinclair is Executive Chair of the Advisory Board to the Singapore Precious Metals Exchange, a physical metal exchange.

Dr. Norman Betts, Ph.D., FCPA, FCA, TanGold Director

Dr. Betts’ is a seasoned professional whose 30 year plus career has spanned the private sector, academia and public service. As a Fellow Chartered Accountant (FCA; FCPA) and member of the Institute of Corporate Director's (ICD.D), he has served on the boards of the Bank of Canada, Export Development Canada, Tembec Inc, Starfield Resources, and Minacs Inc, among others. He holds a PhD (1991) in Management (Accounting and Finance) from Queen’s University and retired as a Professor in the Faculty of Business Administration at the University of New Brunswick in June 2019. From 1999-2003 Dr. Betts served as a Member of the Legislative Assembly of the Province of New Brunswick and held portfolios including Minister of Finance and Minister of Business New Brunswick. He is currently an active director and chairs the audit committees of Biotricity inc, Mimi’s Rock Inc, Adex Mining Inc, 49 North Resources Inc and is a director of Intellipharmaceutics. Dr. Betts is 67 years old and lives in Fredericton, New Brunswick. He devotes approximately 10% of his time to the affairs of the company.

Dr. William Harvey, B.A., Ph.D., TanGold Director

Dr. Harvey is a Clinical Psychologist, who for over thirty years has served as a consultant and technical expert on matters relating to substance abuse prevention and mental health promotion to a wide variety of private and governmental programs and agencies in the United States. These include the National Institute of Drug Abuse, the National Institute of Alcoholism and Alcohol Abuse, the Office of Juvenile Justice & Delinquency Prevention, and the National Mental Health Association. He was an Adjunct Professor in the Department of Sociology at Washington University, and a Senior Research Scientist at the Missouri Institute of Mental Health, University of Missouri. He continues to be involved in the formulation of new programs and policies aimed at the betterment of society. Dr. Harvey will continue to expand the role which the Company has at the local level to ensure that stakeholder interests are addressed. Dr. Harvey, age 88, devotes approximately 10% of his time to the business and affairs of the Company.

Rosalind Morrow, B.A., B.Ed., A.R.C.T, LL.B., TanGold Director

A graduate of Trinity College, Toronto, the Royal Conservatory of Music of Toronto, the University of Toronto Faculty of Education (French immersion specialist) and the University of Toronto Law School, prior to her retirement, Ms. Morrow specialized in corporate and securities law with a particular emphasis on financings, including government and structured finance, corporate governance and mergers and acquisitions. She has advised Canadian and international corporations on a number of major projects in the financial, communications and resource sectors. Ms. Morrow is a former member of the Securities Advisory Committee to the Ontario Securities Commission. A past president of the Women’s Law Association of Ontario and recipient of its President’s Award, Ms. Morrow served on the Board of Governors of Trent University where she was a member of its Executive Committee and Chair of its Nominating and Governance Committee. In 2018, Ms. Morrow chaired Trent University’s Special Review Committee on colleges. She is a director and past Chair of The Toronto and Region Conservation Foundation, the charitable arm of the Toronto and Region Conservation Authority, one of the largest environmental organizations in North America, dedicated to the preservation of a green environment in the Toronto region. Ms. Morrow, age 67, devotes approximately 10% of her time to the business and affairs of the Company.

Andrew Cheatle, P.Geo., MBA, FGS, FGC, ARSM, Chief Operating Officer, TanGold and Buckreef Gold Director

Mr. Cheatle is a purpose driven C-suite leader, executive and director within the mining industry. His track record of achieving company growth, turnarounds, and capital raising is combined with a strong understanding of equity & project financing, technical assessments, mergers & acquisitions, capital markets, ESG requirements and geopolitical risk. He draws on his vast global network of other CEO’s, investors, industry experts, government and civil society for maximum benefit to each undertaking; in particular he has a strong network of and relationships with investors and capital funds based in London, Toronto and Zurich. As a sought-after trusted advisor to executive boards, investment funds / mining analysts and ministerial level government officials, his gravitas is demonstrated through receiving awards, high profile positions and engagement with leading contemporaries in thought leadership. This is coupled with a public persona comfortable interacting with stakeholders from investors, grass-roots level (such as artisanal miners), through to speaking with audiences at the World Bank and the United Nations. A graduate of the Royal School of Mines, Imperial College, London, he has worked across multiple commodities and specialising in gold. He is based in both London (UK) and Toronto (Canada). Mr. Cheatle, age 58, devotes 100% of his time to the business and affairs of the Company.

Shubo Rakhit, CPA, CA, TanGold and Buckreef Gold Director

Mr Rakhit has had a prominent career as a leading corporate finance professional, highly respected strategist, and sought after trusted advisor. His 30+ year career has included positions at several large investment banks and advisory firms including Canada’s major bank owned investment banks, BofA Securities, KPMG Corporate Finance and Echelon Wealth Partners where he most recently served as Managing Director, Head of Mergers and Acquisitions (“M&A”). Mr Rakhit’s distinguished career includes leading over $80B of M&A transactions, and over $100B of global capital markets issuance including many complex strategic and capital solutions, that has also encompassed mining companies. Mr Rakhit has an undergraduate degree from Western University and Graduate Degree in Public Accountancy from McGill University. Mr. Rakhit, age 61, devotes 15% of his time to the business and affairs of the Company.

Michael Leonard, CPA, CA, Chief Financial Officer, Buckreef Gold Director

Mr. Leonard, CPA, CA, was appointed as Chief Financial Officer on March 1, 2021. He previously had a 17 year career in financial leadership at Barrick Gold Corporation in a series of progressively senior financial leadership positions. He brings a wealth of experience in investor relations and corporate global finance. His expertise includes financial reporting, business planning and optimization, budgeting and forecasting, financial modelling as well as financial controls and procedures.

Mr. Leonard, age 46, devotes 100% of his time to the business and affairs of the Company.

Donna M. Moroney, Corporate Secretary

Ms. Moroney has over 30 years of extensive experience in regulatory and corporate compliance in both Canada and the United States, and as a senior officer for various public companies, and has instructed and provided training in regulatory compliance. As President and owner of Wiklow Corporate Services Inc. since 2008, she assists companies in the resource, financial and technology sectors in maintaining the securities and exchange demands on public companies, as well as keeping them up-to-date on relevant issues, policies and working practices. Ms. Moroney assists companies reporting in the U.S. in preparing registration statements, quarterly and annual financial filings and other various facets of meeting U.S. securities requirements. Ms. Moroney, age 61, devotes 25% of her time to the business and affairs of the Company.

Khalaf Rashid, Senior Vice President, Tanzania

Mr. Rashid is a resident and citizen of Tanzania. Prior to joining the Company, he held senior executive positions in multiple sectors including industrials, education and marketing communications. He has a deep understanding of the business and government working environment in Tanzania and is passionate about private investment, with a focus on creating a positive socio-economic impart for low-income households. He joins the Company having assisted with successfully aligning the Company’s Tanzanian operations to comply with the revised laws and regulations governing mining in Tanzania. Mr. Rashid, age 52, devotes 100% of his time to the business and affairs of the Company.

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

This section sets out the objectives of our Company’s executive compensation arrangements, our Company’s executive compensation philosophy and the application of this philosophy to our Company’s executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions that the Board of Directors made in fiscal 2021 with respect to its Named Executive Officers (as herein defined). When determining the compensation arrangements for the Named Executive Officers, our Audit and Compensation Committee considers the objectives of: (i) retaining an executive critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and our Company’s shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

Compensation Discussion and Analysis

The adequacy and form of director and officer compensation is reviewed on an annual basis by the Audit and Compensation Committee of the Board of Directors (the “Board”) of the Company. The Audit and Compensation Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff. The Audit and Compensation Committee is comprised of three directors: Norman Betts (Chair), Rosalind Morrow and Shubo Rakhit, all of whom are independent for the purposes of National Instrument 58-101 – Corporate Governance.

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

In assessing the compensation of its executive officers, the Company does not have in place any formal objectives, criteria or analysis; instead, it relies mainly on the recommendations of the Audit and Compensation Committee and Board discussion. The Company’s executive compensation program has three principal components:

1.	base salary,
2.	incentive bonus plan, and
3.	equity compensation plans.

Base salaries for all employees of the Company are established for each position based on market information obtained through the recruitment process from recruitment consultants and candidates on an ad hoc basis. The Audit and Compensation Committee familiarizes itself with this market information, but does not employ a statistical or formal benchmarking approach in making its compensation recommendations. Individual qualifications and experience, together with the Company’s pay scale and any market information obtained, are considered in determining base compensation levels. The Company will be putting in place a more regular review of base salaries in the marketplace in the future using third party experts.

Incentive bonuses are determined based on the Audit and Compensation Committee’s judgment of the performance of the Company and individual executives on an annual basis with reference to the financial position of the Company. Bonuses are largely determined on a discretionary basis with no set formula used to determine bonus amounts given the relative size of the Company and the new management team. That said, the Company plans to put in place a more structured incentive bonus plan design in the future with the help of third party experts.

Equity compensation plans are designed to provide an incentive to the directors, officers, employees and consultants of the Company to achieve the longer-term objectives of the Company; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Company; and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Company. The Company awards equity-based compensation to its executive officers and employees, based upon the Board’s review of the recommendations of the Audit and Compensation Committee. Previous awards of such equity compensation are taken into account when considering new grants. The Company does not currently have an incentive stock option plan and none is contemplated.

Implementation of a new incentive equity-based compensation plans and amendments to the existing plans are the responsibility of the Company’s Board. The Company’s equity compensation plans are discussed in more detail below, under the sub-heading, “Omnibus Equity Incentive Plan”.

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

The Company is required, under applicable securities legislation in Canada to disclose to its shareholders details of compensation paid to its named executive officers (a “named executive officer” or “NEO”). A named executive officer as defined in Form 51-102F6 – Statement of Executive Compensation, prescribed by National Instrument 51-102 - Continuous Disclosure Obligations, means an individual who, at any time during the year, was:

(a)	the Company’s chief executive officer (“CEO”)
(b)	the Company’s chief financial officer (“CFO”)
(c)	each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation will be, individually, more than C$150,000 for that financial year; and
(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year.

All dollar amounts reported in Executive Compensation are in US funds.

The following tables set forth particulars concerning the compensation of the named executive officers for the Company’s last three fiscal years ended August 31, 2021, 2020 and 2019:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Share-based Awards ($)	Option-based Awards ($)	Pension Value ($)	All Other Compensation ($) (2)	Total Compensation ($)
Stephen Mullowney, CEO (1)	2021 2020 2019	375,000 N/A N/A	200,000 (1) N/A N/A	500,000 (1, 12) N/A N/A	Nil N/A N/A	23,644 (1) N/A N/A	2,597 N/A N/A	1,101,241 N/A N/A
Andrew Cheatle, COO (3)	2021 2020 2019	218,750 N/A N/A	150,000 (3) N/A N/A	375,000 (3, 12) N/A N/A	Nil N/A N/A	23,644 (3) N/A N/A	21,783 (4) N/A N/A	789,177 N/A N/A
Jeffrey Duval, Former Acting CEO (5)	2021 2020 2019	96,075 198,590 180,145	N/A N/A N/A	Nil 572,533 (6) Nil	Nil Nil Nil	Nil Nil Nil	23,876 Nil Nil	119,951 771,123 180,145
Michael Leonard, CFO (7)	2021 2020 2019	112,500 N/A N/A	N/A N/A N/A	112,500 (7, 12) N/A N/A	Nil N/A N/A	Nil N/A N/A	4,283 N/A N/A	229,283 N/A N/A
Marco Guidi, Former CFO (8)	2021 2020 2019	29,555 57,625 56,590	N/A N/A N/A	Nil 42,939 (6) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	29,555 100,564 56,590
Donna M. Moroney, Corporate Secretary (9)	2021 2020 2019	56,746 55,022 31,358	N/A N/A N/A	Nil 42,939 (6) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	56,746 97,961 31,358
Peter Zizhou, General Manager (10)	2021 2020 2019	99,254 162,000 161,986	N/A N/A N/A	Nil 57,253 (6) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	99,254 219,253 161,986
Khalaf Rashid, Senior Vice President, Tanzania (11)	2021 2020 2019	64,857 N/A N/A	50,000 (11) N/A N/A	112,500 (11, 12) N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	227,357 N/A N/A

(1)	Mr. Mullowney was appointed as CEO effective December 1, 2020. Mr. Mullowney’s executive employment agreement includes an annual salary of $500,000, a one-time sign-on cash bonus of $200,000, minimum common shares bonus of $500,000 on his appointment date and $23,644 (converted from CAD $30,000 using US$ average exchange rate 1.2688 for fiscal 2021) maximum annual cash contribution to his retirement savings plan. The minimum common shares bonus of $500,000 to be received in shares immediately vested upon the appointment date but have not yet been granted. These common shares will be granted in due course. There are other terms in the executive employment agreement that were not reflected in the table above either because they don’t affect the current fiscal year or the amount is not yet determinable.
(2)	Consists of medical/insurance benefits, except for Mr. Cheatle’s amount.
(3)	Mr. Cheatle was appointed as a director effective October 29, 2020 and COO effective February 1, 2021. Mr. Cheatle’s executive employment agreement includes an annual salary of $375,000, a one-time sign-on cash bonus of $150,000, minimum common shares bonus of $375,000 on his appointment date and $23,644 (converted from CAD $30,000 using US$ average exchange rate 1.2688 for fiscal 2021) maximum annual cash contribution to his retirement savings plan. The minimum common shares bonus of $375,000 to be received in shares immediately vested upon the appointment date but have not yet been granted. These common shares will be granted in due course. There are other terms in the executive employment agreement that were not reflected in the table above either because they don’t affect the current fiscal year or the amount is not yet determinable.
(4)	This amount includes $17,500 director fees paid to Mr. Cheatle prior to his appointment as COO.
(5)	Mr. Duval resigned as Interim CEO effective November 30, 2020.
(6)	Consists of bonus compensation shares issued at a price of C$0.77 per share. US$ exchange rate average for fiscal 2020 was $1.3449.
(7)	Mr. Leonard was appointed as CFO on March 1, 2021. Mr. Leonard’s executive employment agreement includes an annual salary of $225,000, minimum common shares bonus of $112,500 on his appointment date. The minimum common shares bonus of $112,500 to be received in shares immediately vested upon the appointment date but have not yet been granted. These common shares will be granted in due course. There are other terms in the executive employment agreement that were not reflected in the table above either because they don’t affect the current fiscal year or the amount is not yet determinable.
(8)	Mr. Guidi resigned as CFO on February 28, 2021.
(9)	Donna Moroney was appointed as Corporate Secretary on April 1, 2019.
(10)	Mr. Zizhou resigned as General Manager on February 28, 2021.

(11)	Mr. Rashid was appointed as Senior Vice-President, Tanzania effective May 18, 2021. Mr. Rashid’s executive employment agreement includes an annual salary of $225,000, a one-time sign-on cash bonus of $50,000, minimum common shares bonus of $112,500 on his appointment date. The minimum common shares bonus of $112,500 to be received in shares immediately vested upon the appointment date but have not yet been granted. These common shares will be granted in due course. There are other terms in the executive employment agreement that were not reflected in the table above either because they don’t affect the current fiscal year or the amount is not yet determinable.
(12)	Upon the engagement of and as a condition of their respective employment agreements, Messrs. Mullowney, Cheatle, Leonard and Rashid will be issued common share bonuses on each of their first, second and third anniversary dates in an amount based on the greater of a dollar value or common share fair market value. At this time, the individual bonus amounts are not yet determinable. The amount of the individual bonus will be disclosed in the year in which such bonus has been determined and granted. However, the aggregate amount of these bonuses has been computed and disclosed in the Section 7.B Related Party Transactions.

Compensation is determined by the Audit and Compensation Committee as set out under “Compensation Discussion and Analysis”. Salary compensation is not tied to a named executive officer’s individual performance; however, the grant of restricted share units (“RSUs”) may be. The grant date fair value of RSUs is based on the closing price of the Company’s shares on the Toronto Stock Exchange (the “TSX”) on the date of grant. See “Omnibus Equity Compensation Plan” below for more information.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table outlines all outstanding share-based and option-based awards as of August 31, 2021

Option-based Awards					Share-based Awards
Name	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of Share Based Awards ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Stephen Mullowney, CEO	2021 2020 2019	Nil N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Andrew Cheatle, COO	2021 2020 2019	Nil N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Jeffrey Duval, Former Acting CEO	2021 2020 2019	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Michael Leonard, CFO	2021 2020 2019	Nil N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Marco Guidi, Former CFO	2021 2020 2019	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Donna M. Moroney, Corporate Secretary	2021 2020 2019	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Peter Zizhou, Former General Manager	2021 2020 2019	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Khalaf Rashid, Senior Vice President, Tanzania	2021 2020 2019	Nil N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A

Incentive plan awards – Value vested or earned during the year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year (1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Stephen Mullowney, CEO	Nil	500,000	Nil
Andrew Cheatle, COO	Nil	375,000	Nil
Jeffrey Duval, Former Acting CEO	Nil	Nil	Nil
Michael Leonard, CFO	Nil	112,500	Nil
Marco Guidi, Former CFO	Nil	Nil	Nil
Donna M. Moroney, Corporate Secretary	Nil	Nil	Nil
Peter Zizhou, Former General Manager	Nil	Nil	Nil
Khalaf Rashid, Senior Vice President, Tanzania	Nil	112,500	Nil
(1)	Figures in this column represent the value of the common share bonus to be received in shares that immediately vested upon the appointment date of each individual to their role. The common shares have not yet been granted as of the date of filing and will be issued in due course.

Long Term Incentive Plan Awards to NEOs

The Company has made long-term incentive plan awards during the fiscal year ended August 31, 2021 to NEOs of the Company. See “Restricted Stock Unit Plan” and “Employee Share Ownership Plan” below.

Director Compensation

Director Compensation Table

The following table sets forth the value of all compensation provided to directors not including those directors who are also NEOs, for the Company’s most recently completed financial year:

Name	Fees Earned ($)	Option-Based Awards ($)	Share-Based Awards (1) ($)	All Other Compensation ($)	Total ($)
James Sinclair	247,500 (2)	Nil	77,553	Nil	325,053
Norman Betts	38,734	Nil	25,245	Nil	63,979
William Harvey	61,940	Nil	Nil	Nil	61,940
Rosalind Morrow	55,169	Nil	Nil	Nil	55,169
Shubo Rakhit (3)	29,363	Nil	Nil	Nil	29,363
Ulrich Rath (4)	23,616	Nil	Nil	Nil	$23,616

(1)	Represents compensation received as share-based compensation
(2)	Includes $197,500 paid prior to Mr. Sinclair’s resignation as Executive Chair on April 27, 2021, and $50,000 in director fees paid subsequent to that date.
(3)	Mr. Rakhit was appointed as a director as of March 17, 2021.
(4)	Mr. Rath resigned as a director as of January 21, 2021.

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

The Omnibus Plan provides for the grant of :

•	options (“Options”), which may be granted by an agreement evidencing the Options granted under the Omnibus Plan (an “Option Agreement”);
•	restricted share units (“RSU”), which may be granted by an agreement evidencing the RSUs granted under the Omnibus Plan (a “RSU Agreement”);
•	deferred share units (“DSU”), which may be granted by an agreement evidencing the DSUs granted under the Omnibus Plan (a “DSU Agreement”);
•	performance share units (“PSU”), which may be granted by an agreement evidencing the PSUs granted under the Omnibus Plan (a “PSU Agreement”).

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

For more particulars about the Omnibus Plan we refer you to the Company’s Management Information Circular dated June 26, 2019.

The Omnibus Plan replaces all previous equity compensation plans of the Company, including the Restricted Stock Unit Plan and Stock Option Plan.

Outstanding RSUs

There are no RSUs outstanding as of August 31, 2021.

Pension Plan Benefits

In the executive employment agreement that the Company has entered with Mr. Mullowney and Mr. Cheatle with an annual cash contribution to their retirement savings plan to the maximum amount permitted under the Canadian Income Tax Act, subject to an annual maximum value of CAD $30,000.

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of the end of the Company’s most recently completed financial year end:

	Number of securities to be issued upon exercise of outstanding Stock Options	Weighted average exercise price of outstanding Stock Options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (Omnibus Equity Compensation Plan)	7,351,000	$0.41 CAD	12,513,055
Total	7,351,000	$0.41 CAD	12,513,055

Executive Compensation Agreements

The Company also has entered into an employment agreement (each a “Senior Executive Agreement”) with each of its NEOs (Stephen Mullowney, Andrew Cheatle, Michael Leonard, Khalaf Rashid) with an indefinite term and provisions regarding base salary, cash signing bonuses, performance bonuses, minimum stock bonuses, paid vacation time, eligibility for benefits and security based compensation, and confidentiality provisions of indefinite application. Each Senior Executive Agreement includes Termination and Change of Control Benefits.

The Company entered into the NEOs Employment Agreements on the following effective dates:

•	Stephen Mullowney (15th of October, 2020)
•	Andrew Cheatle (1st of February, 2021)
•	Michael Leonard (23rd of February, 2021)
•	Khalaf Rashid (18th of May, 2021)

Termination and Change of Control Benefits

The following employment contracts are in place whereby each person is entitled to termination or change of control benefits:

Stephen Mullowney

Pursuant to the Executive Employment Agreement with Stephen Mullowney, CEO, Mr. Mullowney is entitled to the following compensation in the event of termination without cause or should Mr. Mullowney resign for good reason:

•	During the first year, a lump sum payment equivalent to 1 times his base salary, 1 times performance bonus to which he is entitled, 0% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 18 months or the date upon Mr. Mullowney receives comparable benefits from another employer;
•	During the second year, a lump sum payment equivalent to 1.5 times his base salary, 1.5 times performance bonus to which he is entitled, 50% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 18 months or the date upon Mr. Mullowney receives comparable benefits from another employer;
•	During the third year, a lump sum payment equivalent to 2 times his base salary, 2 times performance bonus to which he is entitled, 75% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 24 months or the date upon Mr. Mullowney receives comparable benefits from another employer; and
•	During the fourth year and subsequent thereto, a lump sum payment equivalent to 2.5 times his base salary, 2.5 times performance bonus to which he is entitled, 100% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 24 months or the date upon Mr. Mullowney receives comparable benefits from another employer.

Mr. Mullowney is entitled to the following compensation in the event his employment is terminated without cause following a change of control of the Company or Mr. Mullowney resigns for good cause within 24 months following a change of control:

•	a lump sum payment equivalent to 36 months of base salary;
50

•	a lump sum payment equivalent to 3 times the greater of the average of the performance bonus paid in the preceding 2 years, or the target performance bonus;
•	pro rata target performance bonus for the partial year worked up to the date of termination;
•	accrued Entitlements through to the date of termination;
•	benefits continuation for the earlier of an additional 36 months from the date of termination or the date upon Mr. Mullowney receives comparable benefits from another employee;
•	subject to the terms of any Omnibus Incentive Plan, all minimum stock bonuses granted that have not yet become payable as of the date of termination shall immediately become payable on the date of termination; and
•	subject to the terms of any Omnibus Incentive Plan, all Options, RSUs and PSUs granted to the Executive that are unvested as of the date of termination shall immediately vest on the date of termination.

Andrew Cheatle

Pursuant to the Executive Employment Agreement with Andrew Cheatle, COO, Mr. Cheatle is entitled to the following compensation in the event of termination without cause or should Mr. Cheatle resign for good reason:

•	During the first year, a lump sum payment equivalent to 1 times his base salary, 1 times performance bonus to which he is entitled, 0% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 18 months or the date upon Mr. Cheatle receives comparable benefits from another employer;
•	During the second year, a lump sum payment equivalent to 1.5 times his base salary, 1.5 times performance bonus to which he is entitled, 50% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 18 months or the date upon Mr. Cheatle receives comparable benefits from another employer;
•	During the third year, a lump sum payment equivalent to 2 times his base salary, 2 times performance bonus to which he is entitled, 75% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 24 months or the date upon Mr. Cheatle receives comparable benefits from another employer; and
•	During the fourth year and subsequent thereto, a lump sum payment equivalent to 2 times his base salary, 2 times performance bonus to which he is entitled, 100% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 24 months or the date upon Mr. Cheatle receives comparable benefits from another employer.

Mr. Cheatle is entitled to the following compensation in the event his employment is terminated without cause following a change of control of the Company or Mr. Cheatle resigns for good cause within 24 months following a change of control:

•	a lump sum payment equivalent to 24 months of base salary;
•	a lump sum payment equivalent to 2 times the greater of the average of the performance bonus paid in the preceding 2 years, or the target performance bonus;
•	pro rata target performance bonus for the partial year worked up to the date of termination;
•	accrued Entitlements through to the date of termination;
•	benefits continuation for the earlier of an additional 24 months from the date of termination or the date upon Mr. Cheatle receives comparable benefits from another employee;
•	subject to the terms of any Omnibus Incentive Plan, all minimum stock bonuses granted that have not yet become payable as of the date of termination shall immediately become payable on the date of termination; and
•	subject to the terms of any Omnibus Incentive Plan, all Options, RSUs and PSUs granted to the Executive that are unvested as of the date of termination shall immediately vest on the date of termination.

Michael Leonard

Pursuant to the Executive Employment Agreement with Michael Leonard, CFO, Mr. Leonard is entitled to the following compensation in the event of termination without cause or should Mr. Leonard resign for good reason:

•	An amount equal to 6 months’ base salary, plus 1 month of base salary for every completed year of service, up to a maximum of 12 months’ base salary in lieu of termination;
•	Any incentive bonus or other compensation awards that may have been declared as having been earned and owing immediately preceding the date of termination;
•	Continuation of any benefits during the notice period; and
•	In the event Mr. Leonard accepts alternate employment prior to the expiry of the notice period, the salary continuation payments will end up on the commencement of the alternate employment and Mr. Leonard will receive a lump sum payment equal to 50% of the value of the unexpired portion of the notice period.

Mr. Leonard is entitled to the following compensation in the event his employment is terminated without cause following a change of control of the Company or Mr. Leonard resigns for good cause within 24 months following a change of control:

•	a lump sum payment equivalent to 24 months of base salary in lieu of notice of termination;
•	a lump sum payment equivalent to 2 times the greater of the average of the performance bonus paid in the preceding 2 years, or the target performance bonus;
•	pro rata target performance bonus for the partial year worked up to the date of termination;
•	accrued Entitlements through to the date of termination;
•	benefits continuation for the notice period; and
•	subject to the terms of any Omnibus Incentive Plan, all Options, RSUs and PSUs granted to the Executive that are unvested as of the date of termination shall immediately vest on the date of termination.

Khalaf Rashid

Pursuant to the Executive Employment Agreement with Khalaf Rashid, Senior Vice-President, Tanzania, Mr. Rashid is entitled to the following compensation in the event his employment is terminated without cause following a change of control of the Company or Mr. Rashid resigns for good cause within 24 months following a change of control:

•	a lump sum payment equivalent to 24 months of base salary in lieu of notice of termination;
•	a lump sum payment equivalent to 2 times the greater of the average of the performance bonus paid in the preceding 2 years, or the target performance bonus;
•	pro rata target performance bonus for the partial year worked up to the date of termination;
•	accrued Entitlements through to the date of termination;
•	benefits continuation for the notice period; and
•	subject to the terms of any Omnibus Incentive Plan, all Options, RSUs and PSUs granted to the Executive that are unvested as of the date of termination shall immediately vest on the date of termination.

Summarized below are the current severance obligations owed to the current NEOs upon a Termination without Cause or Termination following a Change of Control scenario, as of August 31, 2021. These figures exclude the value of benefits continuation.

	Termination without Cause		Change of Control
	Entitlement		Entitlement
Stephen Mullowney, CEO	1x Base Salary 1x Performance Bonus	$1 million	36 months Base Salary 3x Performance Bonus	$3 million
Andrew Cheatle, COO	1x Base Salary 1x Performance Bonus	$0.75 million	24 months Base Salary 2x Performance Bonus	$1.5 million
Michael Leonard, CFO	6 months Base Salary	$112,500	24 months Base Salary 2x Performance Bonus	$0.9 million
Khalaf Rashid, Senior Vice President, Tanzania	n/a	n/a	24 months Base Salary 2x Performance Bonus	$0.9 million

Table above assumes Performance Bonus is equal to Target of 100% of Salary for each executive.

C.	Board Practices

The directors of the Company serve a one-year term and are elected at the annual general meeting of shareholders. At the last annual general meeting, held on February 25, 2021, the shareholders elected James Sinclair, Norman Betts, William Harvey, Rosalind Morrow, Stephen Mullowney and Andrew Cheatle as directors. Subsequent to the annual meeting, Shubo Rakhit was appointed to the Board of Directors in March 2021. The officers of the Company are elected by the Board and serve at the pleasure of the Board.

The Company has an Audit and Compensation Committee consisting of Norman Betts. Chair, Rosalind Morrow and Shubo Rakhit. The roles and responsibilities of the Audit and Compensation Committee have been specifically defined as described below under Audit Committee Information, and include responsibilities for overseeing management reporting on internal control. The Audit and Compensation Committee has direct communication channels with the external auditors.

The adequacy and form of director and officer compensation is reviewed on an annual basis by the Audit and Compensation Committee of the Board of Directors of the Company. The Audit and Compensation Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff. The Audit and Compensation Committee is comprised of three directors: Norman Betts (Chair), Rosalind Morrow and Shubo Rakhit, all of whom are independent for the purposes of National Instrument 58-101 – Corporate Governance. The Audit and Compensation Committee meet to discuss salary matters as required. Its recommendations are reached primarily by comparison of the remuneration paid by the Company with publicly available information on remuneration paid by other reporting issuers that the Audit and Compensation Committee feels are similarly placed within the same stage of business development as the Company.

The Company also has a Corporate Governance and Nominating Committee (the “Corporate Governance Committee”) comprised of Shubo Rakhit, Chair, William Harvey and Norman Betts. The Corporate Governance Committee considers the size of the Board each year when it considers the number of directors to recommend to shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience. When a vacancy on the Board arises, the independent directors of the Corporate Governance Committee will be encouraged to bring forward any potential nominees that have the necessary skills and knowledge to serve on the Company’s Board.

Audit Committee Information

Under National Instrument 52-110 – Audit Committees (“NI 52-110”) reporting issuers are required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor. Accordingly, the Company provides the following disclosure with respect to its Audit Committee:

1.	The Audit and Compensation Committee’s Charter

1.0	Purpose of the Committee

1.1	The purpose of the Audit and Compensation Committee is to assist the Board in its oversight of the integrity of the Company's financial statements and other relevant public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal audit function and the external auditors.

2.0	Compensation

2.1	The adequacy and form of director and officer compensation is reviewed on an annual basis by the Board. The Audit and Compensation Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff. The Audit and Compensation Committee meet to discuss salary and bonus incentive matters as required.

3.0	Members of the Audit and Compensation Committee

3.1	All of the members of the Audit and Compensation Committee must be "financially literate" as defined under NI 52-110, Audit and Compensation Committees, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of the accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

3.2	The Audit and Compensation Committee shall consist of no less than three Directors.

3.3	All of the members of the Audit and Compensation Committee shall be "independent" as defined under NI 52-110.

4.0	Relationship with External Auditors

4.1	The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit and Compensation Committee.

4.2	The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

4.3	The Audit and Compensation Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

4.4	The Audit and Compensation Committee will have direct communications access at all times with the external auditors.

4.5	The Audit and Compensation Committee will ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

4.6	The Audit and Compensation Committee will recommend to the Board of Directors policies for the Company’s hiring of employees or former employees of the external auditors who participated in any capacity in the audit of the Company.

5.0	Non-Audit Services

5.1	The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit and Compensation Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit and Compensation Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

5.2	Notwithstanding section 5.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i)	acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii)	performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

6.0	Appointment of Auditors

6.1	The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

6.2	The Audit and Compensation Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

7.0	Evaluation of Auditors

7.1	The Audit and Compensation Committee will review the performance of the external auditors on at least an annual basis, and notify the Board and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit and Compensation Committee.

8.0	Remuneration of the Auditors

8.1	The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

8.2	The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada.

9.0	Termination of the Auditors

9.1	The Audit and Compensation Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

10.0	Funding of Auditing and Consulting Services

10.1	Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

11.0	Role and Responsibilities of the Internal Auditor

11.1	At this time, due to the Company's size and limited financial resources, the Chief Financial Officer of the Company shall be responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

12.0	Oversight of Internal Controls

12.1	The Audit and Compensation Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

13.0	Continuous Disclosure Requirements

13.1	At this time, due to the Company's size and limited financial resources, the Chief Financial Officer of the Company is responsible for ensuring that the Company's continuous reporting requirements are met and in compliance with applicable regulatory requirements.

14.0	Other Auditing Matters

14.1	The Audit and Compensation Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

14.2	The Auditors are authorized and directed to respond to all enquiries from the Audit and Compensation Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

15.0	Annual Review

15.1	The Audit and Compensation Committee Charter will be reviewed annually by the Board of Directors and the Audit and Compensation Committee to assess the adequacy of this Charter.

16.0	Independent Advisers

16.1	The Audit and Compensation Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

17.0	Reports of Fraud and Misconduct

17.1	The Audit and Compensation Committee will review, investigate and evaluate all reports of fraud and misconduct. Refer to the Company’s Whistle Blower Policy and Procedures.

18.0	Changes in Accounting Policies

18.1	The Audit and Compensation Committee will review and maintain Accounting Policies including the selection, documentation and changes in Accounting Policies.

19.0	Nominating Committee

19.1	The Nominating Committee considers the size of the Board of Directors each year when it considers the number of directors to recommend to shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience. When a vacancy on the Board arises, the independent directors of the Nominating Committee will be encouraged to bring forward any potential nominees that have the necessary skills and knowledge to serve on the Company’s Board.

2.	Composition of the Audit Committee

Following are the members of the Audit and Compensation Committee:

Norman Betts (Chair)	Independent (1)	Financial expert (3)
Rosalind Morrow	Independent (1)	Financially literate (2)
Shubo Rakhit	Independent (1)	Financially literate (2)

(i)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.
(ii)	An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.
(iii)	An Audit Committee Financial Expert must possess five attributes: (i) an understanding of GAAP and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and (v) an understanding of audit committee functions.

3.	Relevant Education and Experience

Dr. Betts is the Chair of the Committee. He is the former Minister of Finance of New Brunswick and current Associate Professor of Business Administration, University of New Brunswick; Ms. Morrow is a lawyer and a former partner of a national law firm and Mr. Rakhit is a leading corporate financial professional.

4.	Reliance on Certain Exemptions

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

5.	Audit

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit and Compensation Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

6.	Pre-Approval Policies and Procedures

The Audit and Compensation Committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve in advance the provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit and Compensation Committee is authorized to approve in writing any non-audit services or additional work which the Chair of the Audit and Compensation Committee deems is necessary, and the Chair will notify the other members of the Audit and Compensation Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee’s consideration, and if thought fit, approval in writing.

7.	External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries are as follows:

Financial Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2021	C$152,000	C$20,000	Nil	Nil
2020	C$152,750	C$24,000	Nil	Nil

D.	Employees

The Company employs 88 full time employees located in Buckreef, Tanzania, and 4 full time employees located in Dar es Salaam, Tanzania.

The Company also hires employees on a part time or temporary basis as dictated by the activities on its properties. The full time and temporary employees and consultants/contractors of the Company can be grouped according to category and geographic location as follows:

Location	Full Time Employees	Temporary Employees	Full Time Consultants	Part Time Contractors
Buckreef, Tanzania	73	15	Nil	88
Dar es Salaam, Tanzania	4	Nil	Nil	Nil
Connecticut	5	Nil	Nil	Nil
Toronto	4	Nil	Nil	Nil

E.	Share Ownership

The following table sets forth the share ownership of our directors and named executive officers, held by such persons as of August 31, 2021.

Name of Owner	Number of Shares Owned	Percentage (1)
Betts, Norman	245,799	<1%
Cheatle, Andrew	Nil	N/A
Harvey, William	267,924	<1%
Leonard, Michael	Nil	N/A
Moroney, Donna	75,000 (2)	<1%
Morrow, Rosalind	769,784	<1%
Mullowney, Stephen	Nil	N/A
Rakhit, Shubo	Nil	N/A
Rashid, Khalaf	50,000	<1%
Sinclair, James E.	3,851,978 (3)	1.51%
Zizhou, Peter	100,000	<1%
All directors and named executive officers as a group	5,360,485	2.04%

(1)	Calculation based on 254,870,556 shares of common shares outstanding as of August 31, 2021.
(2)	75,000 shares held by Wiklow Corporate Services Inc.
(3)	579,022 shares held by the Estate of Barbara M. Sinclair, James E. Sinclair, Executor.

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

As of August 31, 2021, the Company is not aware of any shareholders who beneficially own more than 5% of the outstanding shares of the Company’s voting securities.

The following table sets out the portion of common shares of the Company held by registered shareholders in Canada, the United States of America, and all other countries by total number of holders, total shareholdings, percentage of total issued shares, and percentage of total holders as of August 31, 2021:

Jurisdiction of Shareholders of Record	Number of Shareholders	Number of Common Shares	Percentage of Total Issued Shares	Percentage of Total Holders
United States	1,328	213,912,588	83.93%	81.02%
Canada	203	36,248,854	14.22%	12.39%
Other Countries	108	4,709,114	1.85%	6.59%
TOTAL	1,639	254,870,556	100.00%	100.00%

B.	Related Party Transactions

Related parties include the Board of Directors and officers, extended relatives and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Tanzanian Gold Corporation entered into the following transactions with related parties:

Year ended August 31,	2021	2020	2019
Consulting [1,2]	$46	$178	$153

1.	During the year ended August 31, 2021, consulting and website/data back-up services were provided by Giancarlo Volo, the Company’s former Director of Operations – Africa, and companies related to him (2021 - $21, 2020 - $18, 2019 - $23). Effective May 31, 2021, these related party services have been discontinued and a new arm’s length party has been engaged to provide these website and data back-up services prospectively.

2.	During the year ended August 31, 2021, consulting services were provided by a company controlled by Ulli Rath, a former Director of the Company (2021 - $25, 2020 - $160, 2019 - $130).

Remuneration of Directors and key management personnel of the Company was as follows:

Year ended August 31,	2021	2020	2019
Salaries and benefits[1]	$1,695	$643	$519
Share based payments	2,933	2,503	-
Total	$4,628	$3,146	$519

1.	Salaries and benefits include sign-on bonuses for certain key management personnel as well as director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and share based compensation for their services.

As of August 31, 2021, included in trade and other payables is $0.5 million (August 31, 2020 - $1.1 million) due to related parties with no specific terms of repayment.

As at August 31, 2021, the Company has a receivable of $nil (August 31, 2020 - $0.05 million) from an organization associated with the Company’s former President and CEO and other current directors.

During the year ended August 31, 2021, the Company granted common shares upon hiring key management personnel in the aggregate of:

a)	1.56 million common shares having a fair market value of $1.1 million on the respective start dates of the key Management (December 1, 2020 to May 18, 2021).

b)	Common shares on the first, second and third anniversary dates of the greater of up to 2.02 million, 3.55 million and 2.82 million common shares; or common shares having a fair market value of to $1.4 million, $2.5 million and $2.0 million provided that 80% of such issuance shall be guaranteed and 20% shall be subject to certain financial milestones to be determined by the Board of Directors respectively.

The common shares had a value of $7.0 million at grant date that is amortized over the service period. $2.9 million was recognized during the year ended August 31, 2021 (August 31, 2020 - $nil).

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Statements

A.	Consolidated Statements and Other Financial Information

This Form 20-F Annual Report contains the audited consolidated financial statements of the Company for the fiscal years ended August 31, 2021, 2020 and 2019 with the Report of Independent Registered Public Accounting Firm, comprised of:

(a)	Consolidated Statements of Financial Position as of August 31, 2021 and 2020;
(b)	Consolidated Statements of Comprehensive Loss for the years ended August 31, 2021, 2020 and 2019;
(c)	Consolidated Statements of Changes in Equity for the years ended August 31, 2021, 2020 and 2019;
(d)	Consolidated Statements of Cash Flows for the years ended August 31, 2021, 2020 and 2019; and
(e)	Notes to the consolidated financial statements.

The Company’s audited consolidated financial statements are filed as Exhibit 15.1, to this form.

Dividend Policy

The Company has never paid dividends and does not intend to in the near future.

B.	Significant Changes

None.

Item 9.	The Offering and Listing

A.	Offering and Listing Details

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

The Company’s Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares. As of August 31, 2021, there were 254,870,556 shares common shares issued and outstanding.

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

The following table reconciles the total number of common shares outstanding for the last two fiscal years:

	No. of Shares	$ Amount (000’s)
Total Outstanding as of August 31, 2019	150,391,558	$ 108,218
Add: Issued for cash, net of share issue costs	6,768,634	3,441
Shares issued for settlement of convertible and gold loans	29,267,417	11,382
Transfer of conversion component on conversion of convertible loans	-	4,286
Shares issued for interest on gold and convertible loans	1,463,855	584
Shares issued for services	5,623,000	3,228
Finders fees on convertible and gold bullion loans	1,025,762	477
Warrants exercised	5,434,896	3,484
Total Outstanding as of August 31, 2020	199,975,122	$ 135,100
Add: Issued for cash, net of share issue costs	38,477,666	23,226
Warrants issued	-	(8,710)
Issued for settlement of convertible debentures	12,150,447	7,015
Issued for settlement of debts related to convertible and gold loans	4,266,321	1,497
Options exercised	1,000	-
Transfer of reserve on exercise of options	-	1
Total Outstanding as of August 31, 2021	254,870,556	$ 158,129

Shares are issued by the Company with the regulatory acceptance of the Toronto Stock Exchange and NYSE American, upon resolution of the Board of Directors of the Company. As of August 31, 2021, there are a total of 254,870,556 common shares issued and a further 7,351,000 common shares reserved for issuance under outstanding share purchase options and 23,681,052 common shares reserved for issuance under share purchase warrants.

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

The Articles of the Company were further amended on February 15, 1996, as follows:

•	the provisions of the Articles authorizing the issue of Class “B” Voting shares, Class “C” Non-Voting shares and Class “D” Preferred shares were deleted;
•	Class “A” voting shares were redesignated as common shares; and
•	a provision was added to allow meetings of shareholders to be held outside Alberta in either of the cities of Vancouver, British Columbia or Toronto, Ontario.

The Articles of the Company were further amended on February 28, 2006, as follows:

•	the name of the Company was changed to “Tanzanian Royalty Exploration Corporation”.

The Articles of the Company were further amended on February 29, 2008 as follows:

•	Pursuant to Section 173(1)(l) of the Business Corporations Act (Alberta), Item 5 of the Articles of the Company was amended by changing the maximum number of directors from 9 to 11.

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

Shareholder Rights Plan

The Company has approved a shareholder rights plan designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the outstanding Common Shares of the Company. The Rights Plan became effective as of January 20, 2021.

The primary objective of the Rights Plan is to provide the Board with sufficient time to explore and develop all options for maximizing shareholder value if a take-over bid is made for the Company and to provide every shareholder with an equal opportunity to participate in such a bid.

Term. Unless renewed, the Rights Plan will terminate on the close of business on the date of the 2024 annual meeting of shareholders.

Issue of Rights. Effective at the close of business on January 20, 2021, one right (a “TNX Right”) has been issued and attached to each Common Share issued and outstanding at the close of business on January 20, 2021 (the “Record Time”) and one TNX Right shall be issued in respect of each Common Share issued after the Record Time and prior to the earlier of the expiration time.

TNX Rights Exercise Privilege. The TNX Rights will separate from the Common Shares and will be exercisable ten trading days (the “Separation Time”) after a person has acquired, or commences a take-over bid to acquire, 20% or more of the shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a “Permitted Bid”). Prior to a flip-in event (as described below), each TNX Right entitles the registered holder thereof to purchase from the Company one Common Share at the exercise price equal to three times the market price of a Common Share, subject to adjustments and anti-dilution provisions. The beneficial acquisition by any person (an “Acquiring Person”) of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any TNX Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each TNX Right (other than those held by the Acquiring Person), will permit registered holders to purchase, upon payment of the Exercise Price, a number of Common Shares having an aggregate market value equal to twice the Exercise Price.

Redemption. The Board, with the approval of a majority of the votes of the holders of Common Shares (or the holders of TNX Rights if the Separation Time has occurred) may redeem the TNX Rights at $0.00001 per TNX Right.

Amendment. The Board may amend the Rights Plan with the approval of a majority vote of the votes cast by shareholders (or the holders of TNX Rights if the Separation Time has occurred).

C.	Material Contracts

The following are the material contracts of the Company (other than contracts in the ordinary course of business) entered into within the last three years.

A. Financing Agreements.

Date	Name
December 18, 2020	Supplemental Agreement with two institutional accredited investors to issue up to $14.0 million in convertible debentures
February 9, 2021	Securities Purchase Agreement with several institutional accredited investors to issue up to $21.4 Million in a registered direct offering and a concurrent private placement warrants to purchase 16,461,539 common shares.

D.	Exchange Controls

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

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was C$5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which as specified in 2014 was any amount in excess of C$354 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

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

(i)	maximum Corporate Tax Rate of 30% (Residents and Non-Residents)
(ii)	Withholding Tax on Dividends = 10%
(iii)	Withholding Tax on Interest = 10%
(iv)	Carry forward of losses for unlimited period of time.

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

PFIC Status of the Company

The Company had no revenues for its taxable year ended August 31, 2021, and has not performed an analysis of whether or not it was or will be deemed a PFIC for its prior and current taxable years. If the Company is or becomes a PFIC, the foregoing description of the U.S. federal income tax consequences to U.S. Holders of the ownership of Common Shares will be different. The U.S. federal income tax consequences of owning and disposing of common shares if the Company is or becomes a PFIC are described below under the heading “Tax Consequences if the Company is a PFIC.”

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

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on an IRS Form 8621.

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

Tanzania

Taxation

Tax in Tanzania is levied based on residence and source. Resident persons are taxed on worldwide income whilst non-residents are only taxed on income sourced in Tanzania. An individual is considered to be Tanzanian resident if he has a permanent home in Tanzania and is present during any part of the year, he was resident in Tanzania during the year of income for periods amounting in aggregate to 183 days or more; or if he was in the United Republic in that year of income and each of the two preceding years of income for periods averaging more than 122 days in each such year of income. An individual is a short-term resident at the end of any income year if during the whole of one’s life one has been resident in Tanzania no more than two years in total.

The minimum annual income tax threshold is TShs. 3,240,000 or TShs. 270,000 per month. Income Tax Rates vary from Nil up to 30%. Prevailing corporate income tax rate is 30%.

Value Added Tax (“VAT”)

Taxable Supplies	Rate
Supply of goods and services in Mainland Tanzania Supply of goods and services in Zanzibar	18% 15%
Import of goods and services in Mainland Tanzania Import of goods and services in Zanzibar	18% 15%
Export of goods and services (upon meeting certain conditions) from United Republic of Tanzania	0%

Exempt imports and local supplies are provided under the exemption schedule of the Value Added Tax Act 2014 (VAT Act).

VAT registrable threshold is TShs. 100 Million (or about $43,400 at prevailing exchange rates).

Withholding Tax

Withholding tax is charged at the rates specified below:

	Resident	Non-Resident
Dividend to a company controlling 25% or more of the voting power and holding 25% or more of the shares	5%	10%
Dividend from listed on the Dar es Salaam Stock Exchange	5%	5%
Dividends otherwise	10%	10%
Interest	10%	10%
Royalties	15%	15%
Natural resource payment	15%	15%
Management Fees	5%	15%
Professional Fees	5%	15%
Rent, Premium for Use of Property (land, buildings and aircraft)	10%	10%
Rent of assets other than mentioned above	0%	10%
Pension/Retirement Annuity	10%	15%
Service fee	5%	15%
Insurance premium	0	5%

Special Rates for Persons Engaged in “Mining Operations” Rates

	Resident	Non-Resident
Technical Services to Mining Operations	5%	15%
Management Fee	5%	15%

Capital Gains Taxation

0% applies to capital gains on the sale of shares listed at the DSM Stock Exchange provided that the shares are owned by a resident person or a non-resident person who controls less than 25% of the controlling shares of the company. Normal pay as you earn rates with a marginal rate of 30% applies to capital gains by resident individuals, 30% applies to capital gains by corporations.

Thin capitalization

For exempt controlled entities, the interest expense that is allowable for tax purposes is restricted to debt and equity ratio of 7 to 3. Debts and equity are defined terms in the legislation. Any interest expense relating to debts exceeding this ratio is permanently disallowed.

Stamp duty

Stamp duty is chargeable on various legal documents and agreements (e.g. transfer of shares, issue of shares, etc.) generally at ad valorem rates of up to 1% of the consideration.

Customs Duty

There are three import duty rates: 0% for capital goods and raw materials, 10% for semi – finished goods and 25% for finished final consumer goods. Goods originating from the Southern African Development Community (SADC) or the East African Community (EAC) have preferential or nil customs duty rates. However, one can enjoy such privileges upon submission of the certificate of origin for the goods imported. Most imports are also subject to Custom Processing Fee (CPF) of 0.6% of the value of the goods imported and 1.5% Railway Development Levy.

Mining Sector

The Tax Incentives and Investment allowances are designed to encourage industrial growth and attract foreign investments. They are granted for capital expenditure on hotels and manufacturing and mining operations. The allowance is a deduction in computing taxable income.

The government of Tanzania also imposes a royalty on the gross value of all production equal to 5% for diamonds and 4% for metallic minerals (including copper, silver, gold and platinum group minerals). In addition, a 1% inspection fee applies on mineral exportation (the base of calculation is gross value, similar to royalties).

The VAT Act exempts from VAT import of goods by a registered and licensed explorer or prospector for the exclusive use in oil, gas or mineral exploration or prospecting activities to the extent that those goods are eligible for relief from customs duties under the East African Customs Management Act.

The East African Customs Management Act exempts machinery and spare parts thereof used in mining imported by licensed mining companies.

Double Taxation Agreement

Tanzania has tax treaties to prevent double taxation with Canada, Denmark, Finland, India, Italy, Norway, South Africa, Sweden and Zambia. We understand that negotiations on treaties with other countries are currently on hold and are expected to resume early next week.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

The Company files annual reports and other information with the SEC. The SEC maintains a website, www.sec.gov where you may obtain our reports. The Company also files certain reports with the Canadian Securities Administrators that you may obtain through access of the SEDAR website, www.sedar.com.

Copies of the Company’s material contracts are kept in the Company’s principal executive office.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk, primarily related to foreign exchange and metals prices (gold in particular). The Company uses the U.S. dollar as its reporting currency, but the Company converts U.S. dollars to Tanzanian schillings. The Company is therefore exposed to foreign exchange movements in Tanzania where the Company is incurring costs in conducting exploration activities. Most of the Company’s exploration work is conducted in U.S. dollars; however, some general and administrative expenses are paid in Tanzanian schillings.

Such administrative expense by currency may change from time to time, but it has been roughly the same year to year. Further, the Company incurred net exploration costs of $7.6 million and $7.1 million for the years ended August 31, 2021 and 2020 respectively, which are primarily paid in U.S. dollars.

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

Not Applicable.

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

Management, including the principal executive officer and principal financial officer conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of August 31, 2021 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded the Company’s internal control over financial reporting was not effective as at August 31, 2021 due to the following material weaknesses: (i) lack of timely review and approval of certain journal entries and reconciliations; (ii) lack of related oversight and accuracy for recognition of certain charges in the Company’s books; and (iii) lack of adequate oversight related to the development and performance of internal controls. Due to the limited number of personnel in the Company, there are inherent limitations to segregation of duties amongst personnel to perform adequate oversight, including oversight regarding complex International Financial Reporting Standards that may cause misinterpretation and misapplication.

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

While the implementation and documentation of internal controls was not complete by August 31, 2021, the Company has taken significant steps to enhance and improve the design of its ICFR by putting in place several compensating controls including:

•	Engagement of a local Tanzanian Certified Public Accounting firm to review the Buckreef, Tanzam and Tancan books and records, from the invoice level, to ensure completeness and accuracy of recordkeeping in the appropriate account, entity and period. No material misstatements, either individually or in aggregate were identified.

•	Reduced Delegation of Authority limits over cash payments to a zero dollar approval threshold. Executive management (CFO, COO) and site General Managers review and approve every dollar of expenditure and only advance funds for payment based on approved invoices, signed by site GMs and approved by the CFO and COO.

•	Hired a VP Finance and Corporate Controller to supplement review and approval of invoices, journal entries, reconciliations, financial statements and note disclosure to improve segregation of duties and internal controls around financial reporting.

•	Hired a Senior Procurement Officer at Buckreef to enhance supply chain controls, approvals and authorizations while improving segregation of duties around the procure to pay process.

•	Hired two new inventory storekeepers at Buckreef to improve segregation of duties around inventory management, stock count inspections, supplies reconciliations and inventory controls.

•	Enhanced use of ERP to automate certain reconciliations, including fixed asset continuity and depreciation schedules, to eliminate risk of manual spreadsheet errors and to automate more timely review and approval of certain processes.

•	Engaging third party service provider to assist in the review, implementation and evaluation of Company’s controls and procedures.

It is Management’s intention to formally review, document and implement the Company’s key controls, including IT General Controls (“ITGCs”), ICFR and DC&P as per the COSO 2013 Framework, as well as develop key risk control matrices to mitigate the risk of material weaknesses in the future.

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

Changes in Internal Controls over Financial Reporting

During the year ended August 31, 2021, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonable likely to materially affect, its internal control over financial reporting.

Item 16 A.	Audit Committee Financial Expert

The Company’s Board has determined that Dr. Norman Betts qualified as an Audit Committee financial expert. Dr. Betts is an “independent director”, as defined under NI 52-110 and as defined pursuant to Section 803 of the NYSE American LLC Company Guide (as such definition may be modified or supplemented). The SEC has indicated that the designation of an audit committee financial expert does not make that person an “expert” for any purpose, impose any duties, obligations, or liability on that person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations, or liabilities of any other member of the audit committee.

Item 16 B.	Code of Ethics

The Company has a Code of Ethics and Business Conduct that applies to the Company’s directors, officers, employees and consultants. In addition, the Company has a Code of Ethical Conduct for Financial Managers that applies to its principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions. A copy of the Company’s Code of Ethics and Business Conduct and Code of Ethical Conduct for Financial Managers can be found on its website at www.tangoldcorp.com. The Company will report any amendment or waiver to the Code of Ethics on its website within five business days of such amendment or waiver.

The Company undertakes to provide any person without charge a copy of its code of ethics. Persons requesting a copy should address their request to Corporate Secretary, Tanzanian Gold Corporation, 150 King Street West, Suite 200, Toronto, Ontario, M5H 1J9.

Item 16 C.	Principal Accountant Fees and Services

The Company’s independent auditor for the fiscal years ended August 31, 2021 and 2020 was Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants.

The Company’s Audit and Compensation Committee pre-approves all services provided by its independent auditors. All of the services and fees described below were reviewed and pre-approved by the Audit and Compensation Committee.

The following summarizes the significant professional services rendered by Dale Matheson Carr-Hilton Labonte LLP for the year ended August 31, 2021 and 2020.

Financial Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2021	C$152,000	C$20,000	Nil	Nil
2020	C$152,750	C$24,000	Nil	Nil

Item 16 D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16 E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16 F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16 G.	Corporate Governance

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

Shareholder Approval Requirements. NYSE American requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares. In general, there is no such requirement under the rules of the TSX unless the transaction results in a change of control. The Company may seek a waiver from NYSE American’s shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under the rules of the TSX.

The foregoing is consistent with the laws, customs and practices in Canada.

Item 16 H.	Mine Safety Disclosure

The Company is in the exploration and development stage and its mining properties are located outside the United States.

Item 16 I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are expressed in United States dollars. See Exhibit 15.1.

Item 19.	Exhibits

Exhibit No.	Name
1.1	Articles and Bylaws of Tan Range Exploration Corporation, as amended. (Incorporated by reference to Form 20-F Registration Statement filed on March 15, 2004)
1.2	Certificate of Amendment for Change of Name dated February 28, 2006 (Incorporated by reference to Form 20-F Registration Statement filed on November 27, 2009)
1.3	Certificate of Amendment and Registration of Restated Articles dated March 7, 2008 for increase in the maximum number of directors to eleven (Incorporated by reference to Form 20-F Registration Statement on November 27, 2009)
2.1	Omnibus Equity Incentive Plan*
2.2	Shareholder Rights Plan*
4.1	Joint Venture Agreement dated October 25, 2011 between the Company and State Mining Corporation (Incorporated by reference to Form 20-F Annual Report filed on December 12, 2011)
4.2	Sales Agreement dated May 2, 2019 with R.F. Lafferty pursuant to which the Company may issue and sell through the Agent up to $3.0 million in common shares in an at-the-market offering. (Incorporated by reference to Form 6-K filed on May 3, 2019)
4.3	Underwriting Agreement dated August 9, 2019, with R.F. Lafferty in which the Underwriters will sell, on a best-efforts basis, an aggregate of up to 4,000,000 common shares, no par value. (Incorporated by reference to Form 6-K filed on August 9, 2019)
4.4	Securities Purchase Agreement dated July 22, 2020 (Incorporated by reference to Form 6-K filed on July 23, 2020)
4.5	Form of Warrant (Incorporated by reference to Form 6-K filed on July 23, 2020)
4.6	Form of Registration Rights Agreement (Incorporated by reference to Form 6-K filed on July 23, 2020)
4.7	Form of Securities Purchase Agreement (Incorporated by reference to Form 6-K for February 9, 2021)
4.8	Form of Warrant (Incorporated by reference to Form 6-K filed on February 9, 2021)
8.1	List of Subsidiaries (disclosed in Item 4.C. of this Form 20-F)
12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act*
12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act*
13.1	Certification under Section 1350*
15.1	Consolidated Financial Statements for the years ended August 31, 2021, 2020 and 2019*
15.2	Management’s Discussion and Analysis for the years ended August 31, 2021 and 2020*
15.3	Consent of DMCL Chartered Professional Accountants LLP dated December 2, 2021*
15.4	Consent of Crundwell Metallurgy (Crundwell)*
15.5	Consent of Virimai Projects (Virimai) *
96.1	NI 43-101 Technical Report: Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa (Incorporated by reference to Form 6-K for June 23, 2020, as amended on July 20, 2021)
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104.	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

*        Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: November 29, 2021

TANZANIAN GOLD CORPORATION

By:	/s/ Stephen Mullowney
Stephen Mullowney,
Chief Executive Officer
(Principal Executive Officer”)