Form 40-F
period 2022-08-31
TRX GOLD Corp
filed 2022-11-29
CIK 1173643

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2022	Commission File Number 001-32500

TRX GOLD CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Alberta, Canada

(Jurisdiction of Incorporation or Organization)

Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
1041	N/A

277 Lakeshore Road East, Suite 403

Oakville, Ontario

Canada L6J 1H9

909 000-0000

(Address of Principal Executive Offices)

(Name, address (including zip code) and telephone number (including area code) and of agent for service in the United States

National Registered Agents, Inc.

1015 15th Street N.W., Suite 1000

Washington, D.C. 20005

202-572-3133

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	TRX	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

For annual reports, indicate by check mark the information file with this Form:

☒ Annual information form         ☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 276,146,184 (as of August 31, 2022).

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

EXPLANATORY NOTE

TRX Gold Corporation ("we", "us", "our", or the "Company") is a Canadian corporation that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F ("Annual Report") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with disclosure requirements in effect in Canada, which are different from those of the United States.

FORWARD LOOKING STATEMENTS

This Annual Report, including the Exhibits incorporated by reference into Annual Report, contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. These forward-looking statements reflect our current view about future plans, intentions or expectations and include, in particular, statements about our plans, strategies and prospects and may be identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations.

Important factors that could cause actual results to differ materially from the forward-looking statements we make in this Annual Report set forth under the caption “Risk Factors” contain in our Annual Information Form filed as Exhibit 99.1. We undertake no obligation to update any of the forward-looking statements after the date of this Annual Report to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law. You should read this Annual Report with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all our forward-looking statements by these cautionary statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Annual Report in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all mineral resource and mineral reserve estimates included in the documents incorporated by reference into this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101") and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ from the requirements of the United States Securities and Exchange Commission (the "SEC"). Accordingly, mineral resource and mineral reserve estimates, and other scientific and technical information, contained in the documents incorporated by reference into this Annual Report may not be comparable to similar information disclosed by companies that have mining operations and report information pursuant SEC regulations.

RESOURCE AND RESERVE ESTIMATES

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves (“CIM Standards”), adopted by the CIM Council, as amended.

Until recently, the CIM Standards differed significantly from standards in the United States. The SEC adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101.

United States investors are cautioned that while the above terms are “substantially similar” to the corresponding CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC now recognizes “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this Annual Report on Form 40-F and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

PRINCIPAL DOCUMENTS

The following documents are part of, and are hereby incorporated by reference in, this Annual Report on Form 40-F (“Annual Report”):

A.	Annual Information Form

Annual Information Form or the fiscal year ended August 31, 2022, see Exhibit 99.1 to this Annual Report.

B.	Audited Annual Financial Statements

Audited Consolidated Financial Statements for the fiscal year ended August 31, 2022, and notes thereto, together with the report of the independent registered public accounting firm thereon, see Exhibit 99.3 of this Annual Report.

C.	Management's Discussion and Analysis

Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended August 31, 2022, see Exhibit 99.2 of this Annual Report; and

D.	Technical Report

NI 43-101 Technical Report: Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa dated May 15, 2020, see Exhibit 99.4 of this Annual Report.

CONTROLS AND PROCEDURES

A.	Certifications

The required certifications for the Principal Executive Officer and Principal Financial Officer are attached as Exhibits 99.5, 99.6, 99.7 and 99.8 to this Annual Report.

B.	Disclosure Controls and Procedures.

The Company’s Chief Executive Officer (“CEO”) (principal executive officer) and Chief Financial Officer (“CFO”) (principal financial officer) evaluated the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report. Based on the evaluation, these officers concluded that as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were not effective to ensure that the information required to be disclosed by the Company in reports it files or submits under the Securities Exchange Act of 1934, as amended (“Exchange Act”), is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission (“SEC”). These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management, including the Company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that that disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting as identified below under the heading “Management’s Annual Report on Internal Control Over Financial Reporting.”

Management anticipates that such disclosure controls and procedures will not be effective until the material weaknesses are remediated. The Company intends to remediate the material weaknesses discussed below.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within the Company have been detected.

C.	Management's Annual Report on Internal Control Over Financial Reporting.

Management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. The Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have conducted an evaluation of the design and effectiveness of the Company’s ICFR as of August 31, 2022. In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). This evaluation included review of the documentation of controls, evaluation of the design and operating effectiveness of controls, and a conclusion on this evaluation. Based on this evaluation, Management concluded that ICFR was not effective for the year ended August 31, 2022 due to the following material weaknesses: (i) the Company had not implemented and tested all of the Company’s key controls, including information technology general controls, internal control over financial reporting and disclosure controls and procedures as per the criteria established in the COSO 2013 Framework and (ii) lack of timely review and approval of certain journal entries and reconciliations.

Remediation of Material Weaknesses

The control deficiencies described above were concluded on by management during the year ended August 31, 2022. The Company has prioritized the remediation of the material weaknesses and is working under the oversight of the Audit Committee to resolve the issue.

During the year ended August 31, 2022, the Company continued to strengthen its internal controls and are committed to ensuring that such controls are designed and operating effectively. The Company is implementing process and control improvements and management made the following changes during the year to improve the internal control framework, including the following:

•	Engaged a third-party service provider to design and implement an enhanced internal control environment framework. During the year, the Company developed a set of key risk control matrices by business cycle and by entity, including key controls, business processes and policies to enhance the maturity level of the Company’s internal control environment. The Company also developed narratives and process maps for each key business cycle as conducted through walkthroughs with management, staff and its third-party IT services provider within all key business cycles. Management has been proactive in implementing the newly designed internal control framework and is remediating any identified control gaps.

•	Built an experienced Buckreef Finance team with several internal personnel changes, including a new site Finance Manager and site Finance Superintendent, to enhance review and approval of invoices, journal entries and reconciliations, improve segregation of duties and to optimize the Company’s financial reporting close process.

•	Hired a new VP Finance and Corporate Controller with extensive IFRS experience to further supplement review and approval of journal entries and reconciliations, and to improve the Company’s financial reporting close process and reporting of the Company’s financial results and disclosures. This also includes preparation of formal accounting memorandums to support our conclusions on technical accounting matters, and the development and use of checklists and research tools to assist in compliance with IFRS with regard to complex accounting issues.

•	The Company implemented a new enterprise resource planning (ERP) system subsequent to August 31, 2022 to help automate certain reconciliations and manual processes and to increase the efficiency of the financial statement review process. It is also expected to eliminate risk of manual spreadsheet errors and formalize procedures around validation of completeness and accuracy of spreadsheets related to account reconciliations. The Company will continue to expand on the use of the software tool to help manage month-end and quarter-end activities.

During the year ended August 31, 2022, the Company worked with a third-party service provider to design and document a new and improved system of internal controls and is currently in the process of implementing and testing the operating effectiveness of these newly designed key controls with the goal of remediating the material weakness identified above. However, as at August 31, 2022, the Company has been unable to complete this implementation by the required reporting date due to limited time and resources. Proposed changes to address the material weaknesses will take time to implement due to, amongst other things, a limited number of staff at the Company.

It is the Company’s intention to remediate the material weakness by engaging a third party service provider to assist in the review, evaluation and testing of the Company’s controls and procedures in a timely manner over the course of fiscal 2023.

D.	Attestation Report of the Independent Registered Public Accounting Firm.

See Exhibit 99.3 of this Annual Report.

E.	Changes in Internal Control Over Financial Reporting.

During the year ended August 31, 2022, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonable likely to materially affect, its internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended August 31, 2022.

AUDIT COMMITTEE FINANCIAL EXPERT

Following are the members of the Audit Committee:

Norman Betts (Chair)	Independent	Financial expert
Shubo Rakhit	Independent	Financially literate
Richard Steinberg(1)	Independent	Financially literate

(1)	Mr. Steinberg was elected to the Board of Director and appointed to the Audit Committee as the Annual Meeting of Shareholders held on February 25, 2022.

The Company’s Board of Directors has determined that Mr. Norman Betts, Chair of the Audit Committee, is an audit committee financial expert within the meaning of paragraph 8(b) of General Instruction B of Form 40-F.

An Audit Committee Financial Expert must possess five attributes: (i) an understanding of IFRS and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and (v) an understanding of audit committee functions. Mr. Betts is an Associate Professor, Faculty of Business Administration, University of New Brunswick and a Fellow Chartered Accountant. The Company believes that all three members of the Audit Committee (Messrs. Betts, Rakhit and Steinberg) are independent within the meaning of United States and Canadian securities regulations and applicable stock exchange requirements.

CODE OF ETHICS

The Company has a Code of Ethics and Business Conduct that applies to the Company’s directors, officers, employees and consultants. In addition, the Company has a Code of Ethical Conduct for Financial Managers that applies to its principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions. A copy of the Company’s Code of Ethics and Business Conduct and Code of Ethical Conduct for Financial Managers can be found on its website at www.trxgold.com and is filed as Exhibit 99.8. The Company undertakes to provide to any person without charge, upon request, a copy of such code of ethics by contacting Corporate Secretary, TRX Gold Corp. www.trxgold.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company’s independent auditor for the fiscal years ended August 31, 2022, and 2021, was Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants.

The following summarizes the significant professional services rendered by Dale Matheson Carr-Hilton Labonte LLP for the year ended August 31, 2022, and 2021.

Financial Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2022	C$191,000	Nil	Nil	Nil
2021	C$152,000	C$20,000	Nil	Nil

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Company’s Audit Committee pre-approves all services provided by its independent auditors. All services and fees described above were reviewed and pre-approved by the Audit Committee.

OFF BALANCE ARRANGEMENTS

The Company has no off-balance sheet arrangements. See Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended August 31, 2022, for an analysis of material cash requirements from known contractual and other obligations.

MINE SAFETY DISCLOSURE

The Company does not operate any mine in the United States and has no mine safety incidents to report for the year ended August 31, 2022.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

None

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file this Form 40-F arises. Any change to the name or address of the Company's agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

EXHIBITS

Exhibit	Description

99.1	Annual Information Form of the Company for the year ended August 31, 2022
99.2	Management's Discussion and Analysis for the fiscal year ended August 31, 2022
99.3	Audited Consolidated Financial Statements for the fiscal year ended August 31, 2022
99.4	NI 43-101 Technical Report: Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa (Incorporated by reference to Form 6-K for June 23, 2020, as amended on July 20, 2021)
99.5	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.7	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Code of Ethics
99.10	Consent of Dale Matheson Carr-Hilton Labonte, LLP Chartered Professional Accountants, Vancouver, British Columbia (PCAOB 1173)
99.11	Consent of Frank Crundwell of CM Solutions (PTY) Ltd.
99.12	Consent of Virimai Projects (Virimai)

101.INS*	Inline XBRL Instance Document (1)
101.SCH*	Inline XBRL Taxonomy Extension Schema Document (1)
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document (1)
101.DEF*	Inline XBRL Taxonomy Definition Linkbase Document (1)
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document (1)
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document (1)
104*	Cover Page from this Annual Report on Form 40-F, formatted as Inline XBRL (1)

(1)	IN ACCORDANCE WITH THE TEMPORARY HARDSHIP EXEMPTION PROVIDED BY RULE 201 OF REGULATION S-T, THE DATE BY WHICH THE INTERACTIVE DATA FILE IS REQUIRED TO BE SUBMITTED HAS BEEN EXTENDED BY SIX BUSINESS DAYS. THE REGISTRANT WILL FILE THE INTERACTIVE DATA FILE NO LATER THAN THE SIXTH DAY AFTER THE INTERACTIVE DATA FILE WAS ORIGINALLY REQUIRED TO BE SUBMITTED.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant hereby certifies that it meets all of the requirements for filing this Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 29, 2022	TRX GOLD CORPORATION

	By:	/s/ Stephen Mullowney
Stephen Mullowney, Chief Executive Officer
(Principal Executive Officer”)

EXHIBIT INDEX

99.1	Annual Information Form of the Company for the year ended August 31, 2022
99.2	Management's Discussion and Analysis for the fiscal year ended August 31, 2022
99.3	Audited Consolidated Financial Statements for the fiscal year ended August 31, 2022
99.4	NI 43-101 Technical Report: Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa (Incorporated by reference to Form 6-K for June 23, 2020, as amended on July 20, 2021)
99.5	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.7	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Code of Ethics
99.10	Consent of Dale Matheson Carr-Hilton Labonte, LLP Chartered Professional Accountants, Vancouver, British Columbia (PCAOB 1173)
99.11	Consent of Frank Crundwell of CM Solutions (PTY) Ltd.
99.12	Consent of Virimai Projects (Virimai)