Form 40-F/A
period 2022-08-31
TRX GOLD Corp
filed 2022-11-30
CIK 1173643

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 40-F/A

(Amendment No. 1 to Form 40-F filed on November 29, 2022)

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

☒ Annual information form         ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 276,146,184 (as of August 31, 2022).

Indicate by check mark whether the registrant (1) has filed all repsorts required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

This Amendment No. 1 on Form 40-F/A (the “Amended Report”) amends the Report on Form 40-F of TRX Gold Corporation (the “Company”) originally filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2022 (the “Original Filing”).

This Amended Report is filed solely to provide the Company’s Consolidated Financial Statements for the fiscal year ended August 31, 2022, in Inline XBRL pursuant to Rule 201of Regulation S-T.

Other than the foregoing, this Amended Report speaks as of the original date of the Original Filing, does not reflect events that may have occurred subsequent to the date of the Original Filing and does not modify or update in any way disclosures made in the Original Filing.

EXHIBITS

Exhibit	Description

99.3	Audited Consolidated Financial Statements for the fiscal year ended August 31, 2022
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page from this Annual Report on Form 40-F, formatted as Inline XBRL

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant hereby certifies that it meets all of the requirements for filing this Form 40-F and has duly caused this amendment No. 1 to annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 30, 2022	TRX GOLD CORPORATION

	By:	/s/ Stephen Mullowney
Stephen Mullowney, Chief Executive Officer
(Principal Executive Officer”)