Form 40-F
period 2023-08-31
TRX GOLD Corp
filed 2023-11-29
CIK 1173643

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2023	Commission File Number 001-32500

TRX GOLD CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Alberta, Canada

(Jurisdiction of Incorporation or Organization)

Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
1041	N/A

277 Lakeshore Road East, Suite 403

Oakville, Ontario

Canada L6J 1H9

844-364-1830

(Address of Principal Executive Offices)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 277,625,317  (as of August 31, 2023).

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

Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

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

Annual Information Form or the fiscal year ended August 31, 2023, see Exhibit 99.1 to this Annual Report.

B.	Audited Annual Financial Statements

Audited Consolidated Financial Statements for the fiscal year ended August 31, 2023, and notes thereto, together with the report of the independent registered public accounting firm thereon, see Exhibit 99.2 of this Annual Report.

C.	Management's Discussion and Analysis

Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended August 31, 2023, see Exhibit 99.3 of this Annual Report; and

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

The Company’s Chief Executive Officer (“CEO”) (principal executive officer) and Chief Financial Officer (“CFO”) (principal financial officer) evaluated the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), as of the end of the period covered by this Annual Report. Based on the evaluation, these officers concluded that as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were not effective to ensure that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission (“SEC”). These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management, including the Company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that the disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting as identified below under the heading “Management’s Annual Report on Internal Control Over Financial Reporting.”

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

Management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. The Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have conducted an evaluation of the design and effectiveness of the Company’s ICFR as of August 31, 2023. In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). This evaluation included review of the documentation of controls, evaluation of the design and operating effectiveness of controls, and a conclusion on this evaluation. Based on this evaluation, management concluded that ICFR were not effective for the year ended August 31, 2023 due to the following material weaknesses: the Company had not implemented and tested all of the Company’s key controls, including information technology general controls, ICFR and disclosure controls and procedures as per the criteria established in the COSO 2013 Framework.

Remediation of Material Weaknesses

The control deficiencies described above were concluded on by management during the year ended August 31, 2023. The Company has prioritized the remediation of the material weaknesses and is working under the oversight of the Audit Committee to resolve the issue.

During the year ended August 31, 2023, the Company continued to strengthen its internal controls and are committed to ensuring that such controls are designed and operating effectively. The Company is implementing process and control improvements and management made the following changes during the year to improve the internal control framework, including the following:

•	Engaged a third-party service provider to design and implement an enhanced internal control environment framework. During the year, the Company continued to develop a set of key risk control matrices by business cycle and by entity, including key controls, business processes and policies to enhance the maturity level of the Company’s internal control environment. The Company also continued to develop narratives and process maps for each key business cycle as conducted through walkthroughs with management, staff and its third-party information technology services provider within all key business cycles. Management has been implementing the newly designed internal control framework, conducting testing to ensure implemented controls are operating as intended, and is remediating any identified control gaps.

•	The Company implemented a new enterprise resource planning (“ERP”) system during the year ended August 31, 2023 across the entire group to help automate certain reconciliations and manual processes and to increase the efficiency and accuracy of the financial statement preparation and review process. The ERP also reduced the risk of manual spreadsheet errors and formalize procedures around validation of completeness and accuracy of spreadsheets related to account reconciliations. The Company will continue to expand on the use of the software tool to help manage month-end and quarter-end activities.

•	Continued to build an experienced finance team at Buckreef Gold Company Limited, the Company’s operating subsidiary, with several internal personnel changes, including a new site Finance Superintendent and additional headcount to enhance review and approval of invoices, journal entries and reconciliations, improve segregation of duties and to optimize the Company’s financial reporting close process.

•	Continued focus related to preparation of formal accounting memorandums and accounting models to support conclusions on technical accounting matters, and the development and use of checklists and research tools to assist in compliance with IFRS with regard to complex accounting issues.

During the year ended August 31, 2023, the Company worked with a third-party service provider to design and document a new and improved system of internal controls and is currently in the process of implementing and testing the operating effectiveness of these newly designed key controls with the goal of remediating the material weakness identified. However, as at August 31, 2023, the Company has been unable to complete this implementation by the required reporting date due to limited time and resources. Proposed changes to address the material weaknesses will take time to implement due to, amongst other things, a limited number of staff at the Company.

It is the Company’s intention to remediate the material weakness and has engaged a third-party service provider to assist in the review, evaluation and testing of the Company’s controls and procedures in a timely manner over the course of F2024.

D.	Attestation Report of the Independent Registered Public Accounting Firm.

See Exhibit 99.2 of this Annual Report.

E.	Changes in Internal Control Over Financial Reporting.

During the year ended August 31, 2023, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonable likely to materially affect, its internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended August 31, 2023.

AUDIT COMMITTEE FINANCIAL EXPERT

Following are the members of the Audit Committee:

Norman Betts (Chair)	Independent	Financial expert
Shubo Rakhit	Independent	Financially literate
Richard Steinberg	Independent	Financially literate

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company’s independent auditor for the fiscal years ended August 31, 2023, and 2022, was Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants.

The following summarizes the significant professional services rendered by Dale Matheson Carr-Hilton Labonte LLP for the year ended August 31, 2023, and 2022.

Financial Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2023	C$293,000	Nil	Nil	Nil
2022	C$191,000	Nil	Nil	Nil

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Company’s Audit Committee pre-approves all services provided by its independent auditors. All services and fees described above were reviewed and pre-approved by the Audit Committee.

OFF BALANCE ARRANGEMENTS

The Company has no off-balance sheet arrangements. See Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended August 31, 2023, for an analysis of material cash requirements from known contractual and other obligations.

MINE SAFETY DISCLOSURE

The Company does not operate any mine in the United States and has no mine safety incidents to report for the year ended August 31, 2023.

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

EXHIBITS

Exhibit	Description

99.1	Annual Information Form of the Company for the year ended August 31, 2023
99.2	Audited Consolidated Financial Statements for the fiscal year ended August 31, 2023
99.3	Management's Discussion and Analysis for the fiscal year ended August 31, 2023
99.4	NI 43-101 Technical Report: Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa (Incorporated by reference to Form 6-K for June 23, 2020, as amended on July 20, 2021)
99.5	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.7	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Code of Ethics (Incorporated by reference to Exhibit 99.9 to Form 40-F filed on November 29, 2022)
99.10	Consent of Dale Matheson Carr-Hilton Labonte, LLP Chartered Professional Accountants, Vancouver, British Columbia (PCAOB 1173)
99.11	Consent of Frank Crundwell of CM Solutions (PTY) Ltd.
99.12	Consent of Virimai Projects (Virimai)
99.13	Clawback Policy

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page from this Annual Report on Form 40-F, formatted as Inline XBRL

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant hereby certifies that it meets all of the requirements for filing this Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 29, 2023	TRX GOLD CORPORATION

	By:	/s/ Stephen Mullowney
Stephen Mullowney, Chief Executive Officer
(Principal Executive Officer”)

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form of the Company for the year ended August 31, 2023
99.2	Audited Consolidated Financial Statements for the fiscal year ended August 31, 2023
99.3	Management's Discussion and Analysis for the fiscal year ended August 31, 2023
99.4	NI 43-101 Technical Report: Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa (Incorporated by reference to Form 6-K for June 23, 2020, as amended on July 20, 2021)
99.5	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.7	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Code of Ethics (Incorporated by reference to Exhibit 99.9 to Form 40-F filed on November 29, 2022)
99.10	Consent of Dale Matheson Carr-Hilton Labonte, LLP Chartered Professional Accountants, Vancouver, British Columbia (PCAOB 1173)
99.11	Consent of Frank Crundwell of CM Solutions (PTY) Ltd.
99.12	Consent of Virimai Projects (Virimai)
99.13	Clawback Policy

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page from this Annual Report on Form 40-F, formatted as Inline XBRL