Form 40-F
period 2025-08-31
TRX GOLD Corp
filed 2025-12-01
CIK 1173643

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2025	Commission File Number 001-32500

TRX GOLD CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

British Columbia, Canada

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 284,861,895 (as of August 31, 2025).

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

Annual Information Form or the fiscal year ended August 31, 2025, see Exhibit 99.1 to this Annual Report.

B.	Audited Annual Financial Statements

Audited Consolidated Financial Statements for the fiscal year ended August 31, 2025, and notes thereto, together with the report of the independent registered public accounting firm thereon, see Exhibit 99.2 of this Annual Report.

C.	Management's Discussion and Analysis

Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended August 31, 2025, see Exhibit 99.3 of this Annual Report; and

D.	Technical Report

NI 43-101 & 43-101F1 Technical Report titled “Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania, see Exhibit 99.4 of this Annual Report.

CONTROLS AND PROCEDURES

A.	Certifications

The required certifications for the Principal Executive Officer and Principal Financial Officer are attached as Exhibits 99.5, 99.6, 99.7 and 99.8 to this Annual Report.

B.	Disclosure Controls and Procedures.

The Company’s Chief Executive Officer (“CEO”) (principal executive officer) and Chief Financial Officer (“CFO”) (principal financial officer) evaluated the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), as of the end of the period covered by this Annual Report. Based on the evaluation, these officers concluded that as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to ensure that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management, including the Company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within the Company have been detected.

C.	Management's Annual Report on Internal Control Over Financial Reporting.

Management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. The Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have conducted an evaluation of the design and effectiveness of the Company’s ICFR as of August 31, 2025. In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). This evaluation included review of the documentation of controls, evaluation of the design and operating effectiveness of controls, and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal controls over financial reporting were effective as at August 31, 2025.

Dale Matheson Carr-Hilton Labonte LLP the Company’s independent registered public accounting firm, who audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of August 31, 2025. The attestation report is included within the consolidated financial statements in this Annual Report on Form 40-F.

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

Except as disclosed, during the year ended August 31, 2025, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonable likely to materially affect, its internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended August 31, 2025.

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

The following summarizes the significant professional services rendered by Dale Matheson Carr-Hilton Labonte LLP for the year ended August 31, 2024 and 2023.

Financial Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2025	C$360,000	Nil	Nil	C$20,000
2024	C$284,000	Nil	Nil	C$20,000

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Company’s Audit Committee pre-approves all services provided by its independent auditors. All services and fees described above were reviewed and pre-approved by the Audit Committee.

OFF BALANCE ARRANGEMENTS

The Company has no off-balance sheet arrangements. See Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended August 31, 2025, for an analysis of material cash requirements from known contractual and other obligations.

MINE SAFETY DISCLOSURE

The Company does not operate any mines in the United States and has no mine safety incidents to report for the year ended August 31, 2025.

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

EXHIBITS

Exhibit	Description

99.1	Annual Information Form of the Company for the year ended August 31, 2025
99.2	Audited Consolidated Financial Statements for the fiscal year ended August 31, 2025
99.3	Management's Discussion and Analysis for the fiscal year ended August 31, 2025
99.4	NI 43-101 & 43-101F1 Technical Report titled “Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania” (Incorporated by reference to Exhibit 99.1 to Form 6-K for May 2025 filed with the Commission on May 27, 2025)
99.5	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.7	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Code of Ethics (Incorporated by reference to Exhibit 99.9 to Form 40-F filed on November 29, 2022)
99.10	Consent of Dale Matheson Carr-Hilton Labonte, LLP Chartered Professional Accountants, Vancouver, British Columbia (PCAOB 1173)
99.11	Consent of Jarita Barry, P.Geo.
99.12	Consent of Andrew Bradfield, P.Eng.
99.13	Consent of Fred Brown, P.Geo.
99.14	Consent of D. Grant Feasby, P.Eng.
99.15	Consent of Eugene Puritch, P.Eng., FEC, CET
99.16	Consent of D. Gregory Robinson, P.Eng.
99.17	Consent of William Stone, Ph.D., P.Geo.
99.18	Consent of Yungang Wu, P.Geo.
99.19	Consent of David Salari, P.Eng.
99.20	Clawback Policy (Incorporated by reference to Exhibit 99.13 to Form 40-F filed on November 29, 2023)
99.21†	Facility Letter from Stanbic Bank Tanzania Limited (Credit Facility) (Incorporated by reference to Exhibit 10.1 to Form 6-K for February 2025 filed with the Commission on February 7, 2025)
99.22†	Facility Letter from Stanbic Bank Tanzania Limited (VAF Facility) (Incorporated by reference to Exhibit 10.2 to Form 6-K for February 2025 filed with the Commission on February 7, 2025)
99.23	At The Market Offering Agreement, dated February 7, 2025, by and among TRX Gold Corp. and H.C. Wainwright & Co., LLC and Roth Capital Partners (Incorporated by reference to Exhibit 10.3 to Form 6-K for February 2025 filed with the Commission on February 7, 2025)
†	Certain identified information has been excluded from the exhibit because it is both not material and is the type that the Company treats as private or confidential.

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page from this Annual Report on Form 40-F, formatted as Inline XBRL

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant hereby certifies that it meets all of the requirements for filing this Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 1, 2025	TRX GOLD CORPORATION

	By:	/s/ Stephen Mullowney
Stephen Mullowney, Chief Executive Officer
(Principal Executive Officer”)